As filed with the Securities and Exchange Commission on November 13, 2023.

Registration No. 333-274722

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

AltC Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	6770	86-2292473
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

640 Fifth Avenue, 12th Floor

New York, NY 10019

Tel: (212) 380-7500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jay Taragin

Chief Financial Officer

c/o AltC Acquisition Corp.

640 Fifth Avenue, 12th Floor

New York, NY 10019

Tel: (212) 380-7500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael J. Aiello Matthew J. Gilroy Barbra J. Broudy Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, NY 10153 Tel: (212) 310-8000 Fax: (212) 310-8007	Jacob DeWitte President and Chief Executive Officer Oklo Inc. 3190 Coronado Drive Santa Clara, CA 95054 (844) 200-3276	David D. Gammell, Esq. Jeffrey R. Vetter, Esq. Keith J. Scherer, Esq. Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP One Marina Park Drive, Suite 900 Boston, MA 02210 (617) 648-9100

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and upon completion of the merger.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an ☒ in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This proxy statement/prospectus/consent solicitation statement relates to an Agreement and Plan of Merger and Reorganization, dated as of July 11, 2023 (as may be amended, modified, supplemented or waived from time to time, the “Merger Agreement”), by and among AltC Acquisition Corp., a Delaware corporation (“AltC”), AltC Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of AltC (“Merger Sub”) and Oklo Inc., a Delaware corporation (“Oklo”), a copy of which is attached to this proxy statement/prospectus/consent solicitation statement as an annex thereto.

Pursuant to the Merger Agreement and in connection therewith, among other things and subject to the terms and conditions contained therein, Merger Sub will merge with and into Oklo, with Oklo surviving such merger as a wholly owned subsidiary of AltC (the “Merger,” and together with the other transactions contemplated by the Merger Agreement and the related agreements, the “Transactions” or the “business combination”). Following the consummation of the business combination, AltC will change its name to Oklo Inc. We refer to the new public entity following the consummation of the business combination as the “Post-Closing Company.”

Subject to the terms of the Merger Agreement, the aggregate consideration to be paid to Oklo equityholders, including Oklo stockholders and holders of Simple Agreements for Future Equity between Oklo and certain investor parties (as may be amended prior to the Closing (as defined below), the “Oklo SAFEs”) and outstanding Oklo options will be (a) (i) $850,000,000 plus (ii) the amount of any net proceeds raised by Oklo following the execution of the Merger Agreement but prior to the consummation of the Transactions (the “Closing”) through the sale (or a series of related sales) of its equity securities in a bona fide equity financing transaction (subject to certain limitations, a “Permitted Equity Financing”), if any (the sum of (i) and (ii), the “Equity Value”)), which consideration will be paid entirely in shares of AltC’s Class A common stock, par value $0.0001 per share (“AltC Class A common stock” and following the consummation of the business combination, “Post-Closing Company Class A common stock”) in an amount equal to $10.00 per share (the “Closing Merger Consideration”), in addition to (b) the contingent right to receive up to an aggregate of 15,000,000 shares of Post-Closing Company Class A common stock (the “Earnout Consideration” and, together with the Closing Merger Consideration, the “Merger Consideration”), which will be issued to eligible holders of pre-Closing securities of Oklo during the five-year period following the Closing (the “Earnout Period”), in three separate tranches equal to (i) 7,500,000 shares of Post-Closing Company Class A common stock, (ii) 5,000,000 shares of Post-Closing Company Class A common stock, and (iii) 2,500,000 shares of Post-Closing Company Class A common stock (such shares, the “Earnout Shares”), upon the satisfaction of certain price targets, which will be based upon (A) the closing sale price of one share of Post-Closing Company Class A common stock as quoted on the New York Stock Exchange (“NYSE”) or the exchange on which the shares of Post-Closing Company Class A common stock are then traded, for any twenty trading days within any sixty consecutive trading day period within the Earnout Period or (B) if the Post-Closing Company undergoes a Change in Control (as defined in the Merger Agreement), the price per share received by stockholders of the Post-Closing Company in such Change in Control transaction. At the effective time of the Merger, each share of Oklo common stock issued and outstanding immediately prior to the Closing will be automatically surrendered and exchanged for the right to receive approximately 6.340 shares of AltC Class A common stock, which is based on the Per Share Equity Value (as defined in the Merger Agreement).

This proxy statement/prospectus/consent solicitation statement serves as:

●	a proxy statement for the special meeting of AltC, where AltC stockholders will vote on, among other things, proposals to (a) (i) approve and adopt the Merger Agreement and the related agreements to which AltC is a party and (ii) approve the Merger and the other Transactions (together, the “business combination proposal”), (b) adopt the proposed second amended and restated certificate of incorporation of the Post-Closing Company attached as an annex thereto, (c) approve, on a non-binding basis, certain governance provisions in the proposed second amended and restated certificate of incorporation of the Post-Closing Company, (d) approve and adopt the Oklo Inc. 2023 Equity Incentive Plan attached as an annex thereto, including the authorization of the initial share reserve thereunder, (e) approve and adopt the Oklo Inc. 2023 Employee Stock Purchase Plan attached as an annex thereto, including the authorization of the initial share reserve thereunder, (f) elect seven directors to serve on the board of directors of the Post-Closing Company for a staggered term ending when respective successors are duly elected and qualified, or until their earlier resignation, removal or death, (g) approve the issuance of AltC Class A common stock, which will become Post-Closing Company Class A common stock, in connection with the Transactions pursuant to the applicable provisions of Section 312.03 of the NYSE’s Listed Company Manual and (h) approve a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the foregoing proposals;
●	a prospectus for the shares of AltC Class A common stock, which will become shares of Post-Closing Company Class A common stock, that Oklo stockholders will receive as Merger Consideration in the business combination; and
●	a consent solicitation statement for the board of directors of Oklo to solicit written consents from Oklo’s stockholders to approve and adopt the Merger Agreement and the related agreements to which Oklo is a party and to approve the Merger and the other Transactions.

The information contained in this document is subject to completion or amendment. A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This document is not an offer to sell these securities and it is not soliciting an offer to buy these securities, nor shall there be any sale of these securities, in any jurisdiction in which such offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY — SUBJECT TO COMPLETION, DATED NOVEMBER 13, 2023

PROXY STATEMENT FOR SPECIAL MEETING IN LIEU OF AN ANNUAL MEETING OF

AltC Acquisition Corp.

PROSPECTUS FOR UP TO 92,832,673 SHARES OF CLASS A COMMON STOCK

The board of directors of AltC Acquisition Corp., a Delaware corporation (“AltC,” “we” or “our”), has approved the Agreement and Plan of Merger and Reorganization, dated as of July 11, 2023 (as may be amended, modified, supplemented or waived from time to time, the “Merger Agreement”), by and among AltC, AltC Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of AltC (“Merger Sub”) and Oklo Inc., a Delaware corporation (“Oklo”), whereby Merger Sub will merge with and into Oklo, with Oklo surviving such merger as a wholly owned subsidiary of AltC (the “Merger,” and together with the other transactions contemplated by the Merger Agreement and the related agreements, the “Transactions” or the “business combination”). Following the consummation of the business combination, AltC will change its name to “Oklo Inc.” We refer to the new public entity following the consummation of the business combination as the “Post-Closing Company.”

Subject to the terms of the Merger Agreement, the aggregate consideration to be paid to Oklo equityholders, including Oklo stockholders and holders of Simple Agreements for Future Equity between Oklo and certain investor parties (as may be amended prior to the Closing (as defined below), the “Oklo SAFEs”) and outstanding Oklo options will be (a) (i) $850,000,000 plus (ii) the amount of any net proceeds raised by Oklo following the execution of the Merger Agreement but prior to the consummation of the Transactions (the “Closing”) through the sale (or a series of related sales) of its equity securities in a bona fide equity financing transaction (subject to certain limitations, a “Permitted Equity Financing”), if any (the sum of (i) and (ii), the “Equity Value”)), which consideration will be paid entirely in shares of AltC’s Class A common stock, par value $0.0001 per share (“AltC Class A common stock” and following the consummation of the business combination, “Post-Closing Company Class A common stock”) in an amount equal to $10.00 per share (the “Closing Merger Consideration”), in addition to (b) the contingent right to receive up to an aggregate of 15,000,000 shares of Post-Closing Company Class A common stock (the “Earnout Consideration” and, together with the Closing Merger Consideration, the “Merger Consideration”), which will be issued to eligible holders of pre-Closing securities of Oklo during the five-year period following the Closing (the “Earnout Period”), in three separate tranches equal to (i) 7,500,000 shares of Post-Closing Company Class A common stock, (ii) 5,000,000 shares of Post-Closing Company Class A common stock, and (iii) 2,500,000 shares of Post-Closing Company Class A common stock (such shares, the “Earnout Shares”), upon the satisfaction of certain price targets, which will be based upon (A) the closing sale price of one share of Post-Closing Company Class A common stock as quoted on the New York Stock Exchange (“NYSE”) or the exchange on which the shares of Post-Closing Company Class A common stock are then traded, for any twenty trading days within any sixty consecutive trading day period within the Earnout Period or (B) if the Post-Closing Company undergoes a Change in Control (as defined in the Merger Agreement), the price per share received by stockholders of the Post-Closing Company in such Change in Control transaction. At the effective time of the Merger, each share of Oklo common stock issued and outstanding immediately prior to the Closing will be automatically surrendered and exchanged for the right to receive approximately 6.340 shares of AltC Class A common stock, which is based on the Per Share Equity Value (as defined in the Merger Agreement). See the section entitled “Proposal No. 1 — The Business Combination Proposal —  General — Merger Consideration.”

Accordingly, this proxy statement/prospectus/consent solicitation statement covers up to an aggregate of 92,832,673 shares of AltC Class A common stock, representing the estimated maximum number of shares to be issued or reserved for issuance to the existing securityholders of Oklo at the Closing.

Proposals to approve the Merger Agreement and the other matters discussed in this proxy statement/prospectus/consent solicitation statement will be presented at the special meeting in lieu of an annual meeting of stockholders of AltC scheduled to be held on         , 2023.

Shares of AltC Class A common stock are currently listed on the NYSE under the symbol “ALCC.” In connection with the Transactions, AltC intends to apply to continue to have Post-Closing Company Class A common stock listed on the NYSE under the symbol “OKLO,” and the Post-Closing Company will change its name to Oklo Inc. It is a condition to the consummation of the business combination that the shares of AltC and Post-Closing Company Class A common stock to be issued in the Merger be approved for listing on the NYSE (subject only to official notice of listing thereof and the requirement to have a sufficient number of round lot holders), but there can be no assurance that such listing condition will be met. If such listing condition is not met, the business combination will not be consummated unless the listing condition is waived by the parties to the Merger Agreement.

AltC is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and has elected to comply with certain reduced public company reporting requirements.

This proxy statement/prospectus/consent solicitation statement provides you with detailed information about the Transactions and other matters to be considered at the special meeting in lieu of an annual meeting of AltC’s stockholders. We encourage you to carefully read this entire document. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 76 of this proxy statement/prospectus/consent solicitation statement.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This proxy statement/prospectus/consent solicitation statement is dated          , 2023, and is first being mailed to AltC securityholders on or about          , 2023.

ALTC ACQUISITION CORP.

640 Fifth Avenue, 12th Floor

New York, NY 10019

Dear AltC Acquisition Corp. Stockholders,

On behalf of the AltC Acquisition Corp., a Delaware corporation (“AltC,” “we” or “our”) board of directors (the “AltC Board”), we cordially invite you to a special meeting (the “special meeting”) of stockholders of AltC, to be held via live webcast at                   a.m. Eastern Time, on                  , 2023. The special meeting can be accessed by visiting                 , where you will be able to listen to the meeting live and vote during the meeting. Please note that you will only be able to access the special meeting by means of remote communication.

On July 11, 2023, AltC entered into an Agreement and Plan of Merger and Reorganization (as it may be amended, modified, supplemented or waived from time to time, the “Merger Agreement”), by and among AltC, AltC Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of AltC (“Merger Sub”) and Oklo Inc., a Delaware corporation (“Oklo”), a copy of which is attached to the accompanying proxy statement/prospectus/consent solicitation statement as Annex A, which, among other things, provides for the merger of Merger Sub with and into Oklo, with Oklo surviving such merger as a wholly owned subsidiary of AltC (the “Merger,” and together with the other transactions contemplated by the Merger Agreement and the related agreements, the “Transactions” or the “business combination”). Following the consummation of the business combination, AltC will change its name to Oklo Inc. We refer to the new public entity following the consummation of the business combination as the “Post-Closing Company.”

Subject to the terms of the Merger Agreement, the aggregate consideration to be paid to Oklo equityholders, including Oklo stockholders and holders of Simple Agreements for Future Equity between Oklo and certain investor parties (as may be amended prior to the Closing (as defined below), the “Oklo SAFEs”) and outstanding Oklo options will be (a) (i) $850,000,000 plus (ii) the amount of any net proceeds raised by Oklo following the execution of the Merger Agreement but prior to the consummation of the Transactions (the “Closing”) through the sale (or a series of related sales) of its equity securities in a bona fide equity financing transaction (subject to certain limitations, a “Permitted Equity Financing”), if any (the sum of (i) and (ii), the “Equity Value”)), which consideration will be paid entirely in shares of AltC’s Class A common stock, par value $0.0001 per share (“AltC Class A common stock” and following the consummation of the business combination, “Post-Closing Company Class A common stock”) in an amount equal to $10.00 per share (the “Closing Merger Consideration”), in addition to (b) the contingent right to receive up to an aggregate of 15,000,000 shares of Post-Closing Company Class A common stock (the “Earnout Consideration” and, together with the Closing Merger Consideration, the “Merger Consideration”), which will be issued to eligible holders of pre-Closing securities of Oklo during the five-year period following the Closing (the “Earnout Period”), in three separate tranches equal to (i) 7,500,000 shares of Post-Closing Company Class A common stock, (ii) 5,000,000 shares of Post-Closing Company Class A common stock, and (iii) 2,500,000 shares of Post-Closing Company Class A common stock (such shares, the “Earnout Shares”), upon the satisfaction of certain price targets, which will be based upon (A) the closing sale price of one share of Post-Closing Company Class A common stock as quoted on the New York Stock Exchange (“NYSE”) or the exchange on which the shares of Post-Closing Company Class A common stock are then traded, for any twenty trading days within any sixty consecutive trading day period within the Earnout Period or (B) if the Post-Closing Company undergoes a Change in Control (as defined in the Merger Agreement), the price per share received by stockholders of the Post-Closing Company in such Change in Control transaction. At the effective time of the Merger, each share of Oklo common stock issued and outstanding immediately prior to the Closing will be automatically surrendered and exchanged for the right to receive approximately 6.340 shares of AltC Class A common stock, which is based on the Per Share Equity Value (as defined in the Merger Agreement). See the section entitled “Proposal No. 1 — The Business Combination Proposal — General — Merger Consideration.”

At the special meeting, AltC stockholders will be asked to consider and vote upon:

(1)	Proposal No. 1 — a proposal to (a) approve and adopt the Merger Agreement and the related agreements to which AltC is a party and (b) approve the Merger and the other Transactions — we refer to this proposal as the “business combination proposal”;
(2)	Proposal No. 2 — a proposal to approve and adopt the proposed second amended and restated certificate of incorporation of the Post-Closing Company (the “Post-Closing Company’s certificate of incorporation”) — we refer to this proposal as the “charter proposal.” A copy of the Post-Closing Company’s certificate of incorporation is attached to the accompanying proxy statement/prospectus/consent solicitation statement as Annex B;

(3)	Proposal No. 3 — a proposal to approve, on a non-binding advisory basis, certain governance provisions in the Post-Closing Company’s certificate of incorporation, presented separately in accordance with the United States Securities and Exchange Commission (“SEC”) requirements — we refer to this proposal as the “governance proposal”;
(4)	Proposal No. 4 — a proposal to approve and adopt the Oklo Inc. 2023 Equity Incentive Plan (the “Incentive Plan”) and the material terms thereof, including the authorization of the initial share reserve thereunder — we refer to this proposal as the “incentive plan proposal.” A copy of the Incentive Plan is attached to the accompanying proxy statement/prospectus/consent solicitation statement as Annex F;
(5)	Proposal No. 5 — a proposal to approve and adopt the Oklo Inc. 2023 Employee Stock Purchase Plan (the “ESPP”) and the material terms thereof, including the authorization of the initial share reserve thereunder — we refer to this proposal as the “ESPP proposal.” A copy of the ESPP is attached to the accompanying proxy statement/prospectus/consent solicitation statement as Annex G;
(6)	Proposal No. 6 — a proposal to elect seven directors to serve staggered terms on the Post-Closing Company Board following the consummation of the business combination until immediately following the date of the 2024, 2025 and 2026 annual stockholder meetings, or in each case until their respective successors are duly elected and qualified, or until their earlier resignation, removal or death — we refer to this proposal as the “director election proposal”;
(7)	Proposal No. 7 — a proposal to approve, for purposes of complying with the applicable provisions of Section 312.03 of the NYSE’s Listed Company Manual, the issuance of shares of AltC Class A common stock, including the approval of (a) the issuance of more than 20% of AltC’s issued and outstanding shares of common stock in connection with the business combination and (b) the issuance of shares of AltC Class A common stock (i) to one or more Related Parties (as defined in Section 312.03 of the NYSE’s Listed Company Manual) in connection with the Transactions and (ii) in connection with the acquisition of a company in which a Related Party may have a 5% percent or greater interest in or in the consideration to be paid in connection with such acquisition — we refer to this proposal as the “NYSE proposal”; and
(8)	Proposal No. 8 — a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the business combination proposal, the charter proposal, the governance proposal, the incentive plan proposal, the ESPP proposal, the director election proposal or the NYSE proposal — we refer to this proposal as the “adjournment proposal.”

Each of these proposals is more fully described in the accompanying proxy statement/prospectus/consent solicitation statement, which we encourage you to read carefully and in its entirety before voting. Only AltC stockholders of record at the close of business on             , 2023 are entitled to notice of the special meeting and to vote and have their votes counted at the special meeting and any adjournments or postponements thereof.

After careful consideration, the AltC Board has unanimously (of those who voted) determined that the business combination proposal, the charter proposal, the governance proposal, the incentive plan proposal, the ESPP proposal, the director election proposal, the NYSE proposal and, if necessary, the adjournment proposal are fair to, and in the best interests of, AltC and its stockholders and unanimously (of those who voted) recommends that you vote or give instruction to vote “FOR” the business combination proposal, “FOR” the charter proposal, “FOR” the governance proposal, “FOR” the incentive plan proposal, “FOR” the ESPP proposal, “FOR” each of the director nominees named in the director election proposal, “FOR” the NYSE proposal and, if presented, “FOR” the adjournment proposal. When you consider the AltC Board’s recommendation of these proposals, you should keep in mind that our directors and officers, as well as AltC Sponsor LLC, our sponsor (the “Sponsor”), have interests in the Transactions that are different from, or in addition to, the interests of AltC stockholders generally. Please see the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of Certain AltC Persons in the Business Combination” for additional information. The AltC Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Transactions and in recommending to AltC stockholders that they vote in favor of the proposals presented at the special meeting.

Consummation of the business combination is conditioned on the approval of each of the business combination proposal, the charter proposal, the incentive plan proposal, the ESPP proposal, the director election proposal and the NYSE proposal. If any of those proposals are not approved, then unless certain conditions in the Merger Agreement are waived by the applicable parties to the Merger Agreement, the Merger Agreement may be terminated and the business combination may not be consummated.

To raise additional proceeds to fund the business combination, on July 11, 2023, AltC entered into an Amended and Restated Sponsor Agreement, by an among AltC, Sponsor and the other parties thereto, pursuant to which, among other things, the Sponsor agreed, subject to the other terms and conditions included therein, immediately prior to the Closing, to purchase in a private placement up to 5,000,000 shares of AltC Class A common stock at a purchase price of $10.00 per share equal to an amount up to $50,000,000 (the “Sponsor Commitment”). The amount of the Sponsor Commitment that the Sponsor (or an affiliated co-investor of Sponsor) will be required to fund will be equal to (i) $250,000,000 minus (ii) Available Closing SPAC Cash (as defined in the Merger Agreement), before accounting for the funding of any Sponsor Commitment (the “Sponsor Commitment Purchase Price”); which amount, under no circumstances shall exceed the maximum amount of the Sponsor Commitment.

All AltC stockholders are cordially invited to attend the special meeting and we are providing the accompanying proxy statement/prospectus/consent solicitation statement and proxy card in connection with the solicitation of proxies to be voted at the special meeting (or any adjournment or postponement thereof). To ensure your representation at the special meeting, however, you are urged to complete, sign, date and return the enclosed proxy card as soon as possible. If your shares of AltC’s common stock are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to attend the special meeting and vote, obtain a proxy card from your broker or bank.

Shares of AltC Class A common stock are currently listed on the NYSE under the symbol “ALCC.” In connection with the Transactions, AltC intends to apply to continue have AltC Class A common stock listed on the NYSE under the symbol “OKLO,” and it will change its name to Oklo Inc.

Pursuant to AltC’s amended and restated certificate of incorporation, a holder of shares of AltC Class A common stock sold in AltC’s initial public offering (whether they were purchased in AltC’s initial public offering or thereafter in the open market) (“AltC public shares”) may demand that AltC redeem such shares for cash if the business combination is consummated (“redemption rights”). Holders of AltC public shares will be entitled to receive cash for these shares only if they demand that AltC redeem their AltC public shares for cash no later than the second business day prior to the vote on the business combination proposal (the “Redemption Deadline”) by delivering their shares and requesting in writing that AltC redeem such AltC public shares for cash to Continental Stock Transfer & Trust Company, AltC’s transfer agent. If the business combination is not completed, the AltC public shares will not be redeemed. If a holder of AltC public shares properly exercises their redemption rights and the business combination is consummated, AltC will redeem such shares for cash in an amount equal to their pro rata portion of the funds in the trust account holding the proceeds from AltC’s initial public offering (the “trust account”), calculated as of two business days prior to the consummation of the business combination.

AltC is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and has elected to comply with certain reduced public company reporting requirements.

AltC will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following July 12, 2026, the fifth anniversary of the AltC IPO, (b) in which AltC has total annual gross revenue of at least $1,235,000,000, or (c) in which AltC is deemed to be a large accelerated filer, which means the market value of AltC’s common stock that is held by non-affiliates exceeds $700,000,000 as of the end of the prior fiscal year’s second fiscal quarter; and (2) the date on which AltC has issued more than $1,000,000,000 in non-convertible debt during the prior three-year period. References herein to “emerging growth company” shall have the meaning associated with it in the JOBS Act.

The accompanying proxy statement/prospectus/consent solicitation statement provides you with detailed information about the business combination and other matters to be considered at the special meeting. We encourage you to carefully read the entire document, including the Annexes attached to the accompanying proxy statement/prospectus/consent solicitation statement. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 76.

Your vote is important regardless of the number of shares of AltC’s common stock you own. Whether you plan to attend the special meeting or not, please sign, date and return the enclosed proxy card as soon as possible in the envelope provided. If your shares of AltC’s common stock are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

The business combination described in the accompanying proxy statement/prospectus/consent solicitation statement has not been approved or disapproved by the SEC or any state securities commission nor has the SEC or any state securities commission passed upon the merits or fairness of the business combination, or passed upon the accuracy or adequacy of the disclosure in the accompanying proxy statement/prospectus/consent solicitation statement. Any representation to the contrary is a criminal offense.

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors

Michael Klein
Chairman of the Board of Directors

                , 2023

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES OF ALTC’s COMMON STOCK WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST ELECT TO HAVE ALTC REDEEM YOUR ALTC PUBLIC SHARES FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER SUCH SHARES TO ALTC’S TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE SPECIAL MEETING. YOU MAY TENDER YOUR ALTC PUBLIC SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING SUCH SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT AND WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN SUCH ALTC PUBLIC SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD ALTC PUBLIC SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW SUCH SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. PLEASE SEE THE SECTION ENTITLED “SPECIAL MEETING OF ALTC STOCKHOLDERS — REDEMPTION RIGHTS” FOR MORE SPECIFIC INSTRUCTIONS.

Immediately following the Redemption Deadline, a public stockholder that makes an election to redeem its AltC public shares (an “Election”) may withdraw its Election with respect to all or a portion of its AltC public shares for which it previously submitted an Election (an “Election Reversal”). See “The Extension Amendment Proposal — Redemption Withdrawal Procedures.”

TO MAKE AN ELECTION REVERSAL WITH RESPECT TO YOUR ALTC PUBLIC SHARES, YOU MUST SUBMIT A WRITTEN REQUEST TO THE TRANSFER AGENT, AFTER 5:00 P.M. EASTERN TIME ON                       , 2023, THE DATE THAT IS TWO BUSINESS DAYS PRIOR TO THE SCHEDULED VOTE AT THE SPECIAL MEETING, AND PRIOR TO THE SCHEDULED VOTE AT THE SPECIAL MEETING, THAT THE ELECTION TO REDEEM YOUR ALTC PUBLIC SHARES BE REVERSED, INCLUDING THE LEGAL NAME, PHONE NUMBER, AND ADDRESS OF THE BENEFICIAL OWNER OF THE SHARES FOR WHICH REVERSAL IS REQUESTED AND THE NUMBER OR PERCENTAGE OF SHARES FOR WHICH REVERSAL IS REQUESTED. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO REQUEST REVERSAL OF THE ELECTION TO REDEEM AT THE TRANSFER AGENT.

The accompanying proxy statement/prospectus/consent solicitation statement is dated                 , 2023 and is first being mailed to AltC stockholders on or about                   , 2023.

ADDITIONAL INFORMATION

No person is authorized to give any information or to make any representation with respect to the matters that this proxy statement/prospectus/consent solicitation statement describes other than those contained in this proxy statement/prospectus/consent solicitation statement, and, if given or made, the information or representation must not be relied upon as having been authorized by AltC or Oklo. This proxy statement/prospectus/consent solicitation statement does not constitute an offer to sell or a solicitation of an offer to buy securities or a solicitation of a proxy in any jurisdiction where, or to any person to whom, it is unlawful to make such an offer or a solicitation. Neither the delivery of this proxy statement/prospectus/consent solicitation statement nor any distribution of securities made under this proxy statement/prospectus/consent solicitation statement will, under any circumstances, create an implication that there has been no change in the affairs of AltC or Oklo since the date of this proxy statement/prospectus/consent solicitation statement or that any information contained herein is correct as of any time subsequent to such date.

The accompanying proxy statement/prospectus/consent solicitation statement incorporates important information that is not included in or delivered with this proxy statement/prospectus. This information is available for you to review through the SEC’s website at www.sec.gov.

You may request copies of this proxy statement/prospectus/consent solicitation statement or other information concerning AltC, without charge, by written request directed to:

AltC Acquisition Corp.

640 Fifth Avenue, 12th Floor

New York, NY 10019

Attention: Jay Taragin, Chief Financial Officer

Email: info@churchillcapitalcorp.com

or:

Morrow Sodali LLC

333 Ludlow Street, 5th Floor, South Tower

Stamford CT 06902

Call Toll-Free (800) 662-5200 or (203) 658-9400

Email: ALCC.info@investor.morrowsodali.com

In order for you to receive timely delivery of the documents in advance of the special meeting of AltC to be held on                   , 2023, you must request the information no later than five business days prior to the date of the special meeting.

ALTC ACQUISITION CORP.

640 Fifth Avenue, 12th Floor

New York, NY 10019

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON,         2023

TO THE STOCKHOLDERS OF ALTC ACQUISITION CORP.

NOTICE IS HEREBY GIVEN that a special meeting (the “special meeting”) of stockholders of AltC Acquisition Corp., a Delaware corporation (“AltC,” “we” or “our”), will be held via live webcast at      a.m. Eastern Time, on                , 2023. The special meeting can be accessed by visiting                , where you will be able to listen to the meeting live and vote during the meeting. Please note that you will only be able to access the special meeting by means of remote communication.

On behalf of AltC’s board of directors (the “AltC Board”), you are cordially invited to attend the special meeting, to conduct the following business items:

(1)	Proposal No. 1 — To consider and vote upon a proposal to (a) approve and adopt an Agreement and Plan of Merger and Reorganization (as the same has been or may be amended, modified, supplemented or waived from time to time, the “Merger Agreement”), by and among AltC, AltC Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of AltC (“Merger Sub”) and Oklo and the related agreements to which AltC is a party and (b) approve the merger of Merger Sub with and into Oklo, with Oklo surviving such merger as a wholly owned subsidiary of AltC as contemplated by the Merger Agreement and together with the other transactions contemplated by the Merger Agreement and the related agreements (collectively, the “Transactions”) — we refer to this proposal as the “business combination proposal”;
(2)	Proposal No. 2 — To consider and vote upon a proposal to approve and adopt the proposed second amended and restated certificate of incorporation (the “Post-Closing Company’s certificate of incorporation”) of the post-closing company (the “Post-Closing Company”) — we refer to this proposal as the “charter proposal.” A copy of the Post-Closing Company’s certificate of incorporation is attached to the accompanying proxy statement/prospectus/consent solicitation statement as Annex B;
(3)	Proposal No. 3 — To consider and vote upon a proposal to approve, on a non-binding advisory basis, certain governance provisions in the Post-Closing Company’s certificate of incorporation, presented separately in accordance with the United States Securities and Exchange Commission (“SEC”) requirements — we refer to this proposal as the “governance proposal”;
(4)	Proposal No. 4 — To consider and vote upon a proposal to approve and adopt the Oklo Inc. 2023 Equity Incentive Plan (the “Incentive Plan”) and the material terms thereof, including the authorization of the initial share reserve thereunder — we refer to this proposal as the “incentive plan proposal.” A copy of the Incentive Plan is attached to the accompanying proxy statement/prospectus/consent solicitation statement as Annex F;
(5)	Proposal No. 5 — To consider and vote upon a proposal to approve and adopt the Oklo Inc. 2023 Employee Stock Purchase Plan (the “ESPP”) and the material terms thereof, including the authorization of the initial share reserve thereunder — we refer to this proposal as the “ESPP proposal.” A copy of the ESPP is attached to the accompanying proxy statement/prospectus/consent solicitation statement as Annex G;
(6)	Proposal No. 6 — To consider and vote upon a proposal to elect seven directors to serve staggered terms on the Post-Closing Company Board following the consummation of the business combination until immediately following the date of the 2024, 2025 and 2026 annual stockholder meetings, or in each case until their respective successors are duly elected and qualified, or until their earlier resignation, removal or death — we refer to this proposal as the “director election proposal”;
(7)	Proposal No. 7 — To consider and vote upon a proposal to approve, for purposes of complying with the applicable provisions of Section 312.03 of the NYSE’s Listed Company Manual, the issuance of shares of AltC Class A common stock, including the approval of (a) the issuance of more than 20% of AltC’s issued and outstanding shares of common stock in connection with the business combination and (b) the issuance of shares of AltC Class A common stock (i) to one or more Related Parties (as defined in Section 312.03 of the NYSE’s Listed Company Manual) in connection with the Transactions and (ii) in connection with the acquisition of a company in which a Related Party may have a 5% percent or greater interest in or in the consideration to be paid in connection with such acquisition — we refer to this proposal as the “NYSE proposal”; and

(8)	Proposal No. 8 — To consider and vote upon a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the business combination proposal, the charter proposal, the governance proposal, the incentive plan proposal, the ESPP proposal, the director election proposal or the NYSE proposal — we refer to this proposal as the “adjournment proposal.”

Each of these proposals and the business combination are more fully described in this proxy statement/prospectus/consent solicitation statement, which we encourage you to read carefully and in its entirety before voting. Only AltC stockholders of record at the close of business on                , 2023 are entitled to notice of the special meeting and to vote and have their votes counted at the special meeting and any adjournments or postponements thereof.

After careful consideration, the AltC Board has unanimously (of those who voted) determined that the business combination proposal, the charter proposal, the governance proposal, the incentive plan proposal, the ESPP proposal, the director election proposal, the NYSE proposal and, if necessary, the adjournment proposal are fair to, and in the best interests of, AltC and its stockholders and unanimously (of those who voted) recommends that you vote or give instruction to vote “FOR” the business combination proposal, “FOR” the charter proposal, “FOR” the governance proposal, “FOR” the incentive plan proposal, “FOR” the ESPP proposal “FOR” each of the director nominees named in the director election proposal, “FOR” the NYSE proposal and, if presented, “FOR” the adjournment proposal. When you consider the AltC Board’s recommendation of these proposals, you should keep in mind that our directors and officers, as well as AltC Sponsor LLC, our sponsor (the “Sponsor”), have interests in the Transactions that are different from, or in addition to, the interests of AltC stockholders generally. Please see the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of Certain AltC Persons in the Business Combination” for additional information. The AltC Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Transactions and in recommending to AltC stockholders that they vote in favor of the proposals presented at the special meeting.

Consummation of the business combination is conditioned on the approval of each of the business combination proposal, the charter proposal, the incentive plan proposal, the ESPP proposal, the director election proposal and the NYSE proposal. If any of those proposals are not approved, then unless certain conditions in the Merger Agreement are waived by the applicable parties to the Merger Agreement, the Merger Agreement may be terminated and the business combination may not be consummated.

To raise additional proceeds to fund the business combination, on July 11, 2023, AltC entered into an Amended and Restated Sponsor Agreement, by an among AltC, the Sponsor and the other parties thereto, pursuant to which, among other things, the Sponsor agreed, subject to the other terms and conditions included therein, immediately prior to the Closing, to purchase in a private placement up to 5,000,000 shares of AltC Class A common stock at a purchase price of $10.00 per share equal to an amount up to $50,000,000 (the “Sponsor Commitment”). The amount of the Sponsor Commitment that the Sponsor (or an affiliated co-investor of Sponsor) will be required to fund will be equal to (i) $250,000,000 minus (ii) Available Closing SPAC Cash (as defined in the Merger Agreement), before accounting for the funding of any Sponsor Commitment (the “Sponsor Commitment Purchase Price”); which amount, under no circumstances shall exceed the maximum amount of the Sponsor Commitment.

Pursuant to AltC’s amended and restated certificate of incorporation, a holder of shares of AltC Class A common stock sold in AltC’s initial public offering (whether they were purchased in AltC’s initial public offering or thereafter in the open market) (“AltC public shares”) may demand that AltC redeem such shares for cash if the business combination is consummated (“redemption rights”). Holders of AltC public shares will be entitled to receive cash for these shares only if they demand in writing that AltC redeem their AltC public shares for cash and deliver their AltC public shares to Continental Stock Transfer & Trust Company no later than the second business day prior to the vote on the business combination proposal (the “Redemption Deadline”). If the business combination is not completed, the AltC public shares will not be redeemed. If a holder of AltC public shares properly exercises their redemption rights and the business combination is consummated, AltC will redeem such shares for cash in an amount equal to their pro rata portion of the funds in the trust account holding the proceeds from AltC’s initial public offering (the “trust account”), calculated as of two business days prior to the consummation of the business combination.

All AltC stockholders are cordially invited to attend the special meeting and we are providing this proxy statement/prospectus/consent solicitation statement and proxy card in connection with the solicitation of proxies to be voted at the special meeting (or any adjournment or postponement thereof). To ensure your representation at the special meeting, however, you are urged to complete, sign, date and return the enclosed proxy card as soon as possible. If your shares of AltC’s common stock are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to attend the special meeting and vote, obtain a proxy card from your broker or bank.

Your vote is important regardless of the number of shares of AltC’s common stock you own. Whether you plan to attend the special meeting or not, please sign, date and return the enclosed proxy card as soon as possible in the envelope provided. If your shares of AltC’s common stock are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors

Michael Klein
Chairman of the Board of Directors

               , 2023

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES OF ALTC’s COMMON STOCK WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST ELECT TO HAVE ALTC REDEEM YOUR ALTC PUBLIC SHARES FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER SUCH SHARES TO ALTC’S TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE SPECIAL MEETING. YOU MAY TENDER YOUR ALTC PUBLIC SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING SUCH SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT AND WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN SUCH ALTC PUBLIC SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD ALTC PUBLIC SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW SUCH SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. PLEASE SEE THE SECTION ENTITLED “SPECIAL MEETING OF ALTC STOCKHOLDERS — REDEMPTION RIGHTS” FOR MORE SPECIFIC INSTRUCTIONS.

Immediately following the Redemption Deadline, a public stockholder that makes an election to redeem its AltC public shares (an “Election”) may withdraw its Election with respect to all or a portion of its AltC public shares for which it previously submitted an Election (an “Election Reversal”). See “The Extension Amendment Proposal — Redemption Withdrawal Procedures.”

TO MAKE AN ELECTION REVERSAL WITH RESPECT TO YOUR ALTC PUBLIC SHARES, YOU MUST SUBMIT A WRITTEN REQUEST TO THE TRANSFER AGENT, AFTER 5:00 P.M. EASTERN TIME ON                , 2023, THE DATE THAT IS TWO BUSINESS DAYS PRIOR TO THE SCHEDULED VOTE AT THE SPECIAL MEETING, AND PRIOR TO THE SCHEDULED VOTE AT THE SPECIAL MEETING, THAT THE ELECTION TO REDEEM YOUR ALTC PUBLIC SHARES BE REVERSED, INCLUDING THE LEGAL NAME, PHONE NUMBER, AND ADDRESS OF THE BENEFICIAL OWNER OF THE SHARES FOR WHICH REVERSAL IS REQUESTED AND THE NUMBER OR PERCENTAGE OF SHARES FOR WHICH REVERSAL IS REQUESTED. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO REQUEST REVERSAL OF THE ELECTION TO REDEEM AT THE TRANSFER AGENT.

OKLO INC.

3190 Coronado Dr.

Santa Clara, CA 95054

NOTICE OF SOLICITATION OF WRITTEN CONSENT OF STOCKHOLDERS OF OKLO INC.

TO THE STOCKHOLDERS OF OKLO INC.

On July 11, 2023, Oklo Inc., a Delaware corporation (“Oklo”), entered into an Agreement and Plan of Merger and Reorganization (as may be amended, modified, supplemented or waived from time to time, the “Merger Agreement”), by and among AltC Acquisition Corp., a Delaware corporation (“AltC”), AltC Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of AltC (“Merger Sub”) and Oklo, which, among other things, provides for the merger of Merger Sub with and into Oklo, with Oklo surviving such merger as a wholly owned subsidiary of AltC (the “Merger,” and together with the other transactions contemplated by the Merger Agreement and the related agreements, the “Transactions” or the “business combination”).

This proxy statement/prospectus/consent solicitation statement is being delivered to you on behalf of Oklo’s board of directors (the “Oklo Board”) to request that Oklo stockholders as of the record date of                , 2023 execute and return written consents to (a) approve and adopt the Merger Agreement and the related agreements to which Oklo is a party and (b) approve the Merger and the other Transactions (together, the “Oklo business combination proposal”).

The proxy statement/prospectus/consent solicitation statement describes the Merger and the other Transactions and the actions to be taken in connection with the Transactions, and provides additional information about the parties involved. Please give this information your careful attention. A copy of the Merger Agreement is attached as Annex A to the proxy statement/prospectus/consent solicitation statement.

A summary of the appraisal rights that may be available to you is described in the proxy statement/prospectus/consent solicitation statement in the section entitled “Appraisal Rights — Appraisal Rights of Oklo Stockholders.” Please note that if you wish to exercise appraisal rights, you must not sign and return a written consent approving the Oklo business combination proposal, which, among other things, approves and adopts the Merger Agreement. However, so long as you do not return a consent form at all, it is not necessary to affirmatively vote against or disapprove the Oklo business combination proposal. In addition, if you wish to exercise appraisal rights, you must take all other steps necessary to perfect your appraisal rights, as described in the aforementioned section of the proxy statement/prospectus/consent solicitation statement.

The Oklo Board (excluding Sam Altman, who recused himself from the Oklo Board with respect to the business combination) has considered the business combination and the terms of the Merger Agreement and the related agreements and has determined that the Oklo business combination proposal, is fair to, and in the best interests of, Oklo and its stockholders. Of those who voted, the Oklo Board unanimously recommends that Oklo stockholders approve the Oklo business combination proposal by submitting a written consent. As described in this proxy statement/prospectus/consent solicitation statement, certain Oklo stockholders, whose ownership interests collectively represent 62.3% of outstanding Oklo preferred stock and 71.3% of outstanding Oklo common stock and Oklo preferred stock (voting on an as-converted basis), which is sufficient to approve the Oklo business combination proposal on behalf of Oklo, are parties to a voting and support agreement with AltC whereby such Oklo stockholders agreed to vote all of their shares of Oklo’s capital stock in favor of approving the Oklo business combination proposal.

Please complete, date and sign the written consent furnished with the proxy statement/prospectus/consent solicitation statement and return it promptly to Oklo by one of the means described in the section entitled “Solicitation of Written Consents of Oklo Stockholders.”

If you have any questions concerning the business combination, including the Merger Agreement, the related agreements, the Merger, the other Transactions, the consent solicitation or this proxy statement/prospectus/consent solicitation statement, or if you have any questions about how to deliver your written consent, please contact us in writing at Oklo Inc., 3190 Coronado Dr., Santa Clara, CA 95054, Attention: Consents, or by email at consents@oklo.com.

By Order of the Board of Directors

Jacob DeWitte
President and Chief Executive Officer

               , 2023

i

FREQUENTLY USED TERMS

Unless otherwise stated in this proxy statement/prospectus/consent solicitation statement or the context otherwise requires, references to:

“$125 Million Scenario” are to the scenario that illustrates the largest number of redemptions by AltC public stockholders that can occur if Oklo waives the Minimum Cash Condition to the maximum extent that still requires the Sponsor to fully fund the Sponsor Commitment. This scenario assumes that Available Closing SPAC Cash, before accounting for the funding of any Sponsor Commitment, is equal to $75.0 million which, pursuant to the Sponsor Agreement, would require the Sponsor to (i) upon the request of Oklo, fund the full Sponsor Commitment by purchasing 5,000,000 shares of AltC Class A common stock at a price of $10.00 per share and (ii) forfeit 6,250,000 AltC founder shares;

“$200 Million Scenario” are to the scenario that illustrates the number of AltC shareholder redemptions that would result in there being $200.0 million of Available Closing SPAC Cash. This scenario assumes that (a) Available Closing SPAC Cash, before accounting for the funding of any Sponsor Commitment, is equal to $150.0 million and (b) Oklo waives the Minimum Cash Condition, which would require, pursuant to the Sponsor Agreement, the Sponsor to (i) upon the request of Oklo, fund the full Sponsor Commitment by purchasing 5,000,000 shares of AltC Class A common stock at a price of $10.00 per share and (ii) forfeit 5,000,000 AltC founder shares;

“$250 Million Scenario” are to the scenario that illustrates that largest number of redemptions by AltC public stockholders that can occur while still satisfying the Minimum Cash Condition. This scenario assumes that Available Closing SPAC Cash is equal to $250.0 million and no portion of the Sponsor Commitment is funded;

“$275 Million Scenario” are to the scenario that illustrates the number of AltC shareholder redemptions that would result in there being $275.0 million of Available Closing SPAC Cash;

“2016 Plan” are to the 2016 Stock Incentive Plan of Oklo Inc. duly adopted by the Oklo Board on May 3, 2016;

“AltC” are to AltC Acquisition Corp., a Delaware corporation;

“AltC Board” are to the board of directors of AltC;

“AltC Class A common stock” are to AltC’s Class A common stock, par value $0.0001 per share and, following the consummation of the business combination, to Post-Closing Company Class A common stock;

“AltC Class B common stock” are to AltC’s Class B common stock, par value $0.0001 per share;

“AltC common stock” are to AltC Class A common stock and AltC Class B common stock and, following the consummation of the business combination, to Post-Closing Company Class A common stock;

“AltC’s current bylaws” are to AltC’s bylaws in effect as of the date of this proxy statement/prospectus/consent solicitation statement;

“AltC’s current certificate of incorporation” are to AltC’s amended and restated certificate of incorporation in effect as of the date of this proxy statement/prospectus/consent solicitation statement;

“AltC founder shares” are to shares of AltC Class B common stock and AltC Class A common stock issued upon the automatic conversion thereof at the time of the business combination. The AltC founder shares are held of record by the Sponsor as of the AltC record date;

“AltC IPO” are to the initial public offering by AltC, which closed on July 12, 2021;

“AltC private placement shares” are to AltC Class A common stock issued to the Sponsor in a private placement transaction simultaneously with the closing of the AltC IPO with terms identical to AltC Class A common stock, other than as described under “Description of Securities — AltC Common Stock Outstanding Prior to the Business Combination — AltC Private Placement Shares”;

“AltC public shares” are to shares of AltC Class A common stock sold in the AltC IPO (whether they were purchased in the AltC IPO or thereafter in the open market);

“AltC public stockholders” are to the holders of AltC public shares, including the Sponsor and AltC’s officers and directors to the extent the Sponsor and AltC’s officers or directors purchase AltC public shares, provided that each of their status as a an AltC public stockholder will only exist with respect to such AltC public shares;

“AltC record date” are to the close of business on                , 2023;

“Available Closing SPAC Cash” are to all amounts in the trust account (after reduction for the aggregate amount of payments required to be made in connection with any valid AltC public stockholder redemptions of AltC public shares and any excise tax payable by AltC, but before payment of transaction expenses, other than those payable by the Sponsor), plus the net proceeds of any incremental financing raised by AltC or Oklo in connection with the business combination, including any Permitted Equity Financing or the Sponsor Commitment;

“Change in Control” are to (i) a purchase, sale, exchange, business combination or other transaction (including a merger or consolidation of the Post-Closing Company with or into any other corporation or other entity) in which the equity securities of the Post-Closing Company, its successor, or the surviving entity of such business combination or other transaction are not registered under the Exchange Act or listed or quoted for trading on a national securities exchange, (ii) a sale, lease, exchange or other transfer (including a merger) in one transaction or a series of related transactions of assets representing 50% or more of the value of the Post-Closing Company’s assets (including other subsidiaries of the Post-Closing Company) to a third party that is not an affiliate of the Sponsor (or a group of third parties that are not affiliates of the Sponsor) or (iii) the transfer to or acquisition by (whether by tender offer, merger, consolidation, division or other similar transaction), in one transaction or a series of related transactions, a person or entity or group of affiliated persons or entities (other than an underwriter pursuant to an offering), of the Post-Closing Company’s voting securities if, after such transfer or acquisition, such person, entity or group of affiliated persons or entities would beneficially own (as defined in Rule 13d-3 promulgated under the Exchange Act) more than 50% of the outstanding voting securities of the Post-Closing Company (it being understood for the purposes of this clause (iii), a bona fide equity financing shall not be considered a Change in Control);

“Citi” are to Citigroup Global Markets Inc.;

“Closing” are to the consummation of the Transactions;

“Closing Date” are to the date on which the Transactions are consummated;

“Closing Merger Consideration” are to consideration which will be paid entirely in shares of AltC Class A common stock, in an amount equal to $10.00 per share;

“Code” are to the Internal Revenue Code of 1986, as amended;

“completion window” are to the period following the completion of the AltC IPO at the end of which, if AltC has not completed an initial business combination, it will redeem 100% of the AltC public shares at a per share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (net of permitted withdrawals and less up to $100,000 of such accrued interest to pay dissolution expenses), divided by the number of then outstanding AltC public shares, subject to applicable law and certain conditions. The completion window ends on July 12, 2024 (or such earlier date as determined by the AltC Board);

“consent deadline” are to                , 2023, the targeted final date for receipt of written consents in respect of Oklo’s consent solicitation with respect to the business combination proposal, which date may be extended by Oklo without notice to Oklo stockholders;

“consent solicitation” are to Oklo’s solicitation of written consents from its stockholders to approve the Oklo business combination proposal;

“Conversion” are to the conversion immediately prior to the Closing of (a) all shares of Oklo preferred stock into shares of Oklo common stock in accordance with the terms of Oklo’s current certificate of incorporation and (b) all Oklo SAFEs into shares of Oklo common stock in accordance with the terms thereof, in each case pursuant to the terms of the Merger Agreement;

“Court” are to the Delaware Court of Chancery;

“DGCL” are to the Delaware General Corporation Law, as amended;

“Dissenting Shares” are to the shares of Oklo capital stock that are issued and outstanding immediately prior to the Effective Time and that are held by stockholders (including beneficial owners) that neither voted in favor of the Merger nor consented thereto in writing and that have demanded properly in writing appraisal or dissenters’ rights for such shares of Oklo capital stock in accordance with the DGCL;

“Earnout Period” are to the time period commencing on the Closing Date and ending on the earlier of (i) the five-year anniversary of the Closing Date and (ii) a Change in Control;

“Earnout Shares” are to up to an aggregate of 15,000,000 shares of Post-Closing Company Class A common stock that will be issued to Eligible Oklo Equityholders upon the occurrence of an Earnout Triggering Event during the Earnout Period;

“Earnout Triggering Event I” are to the earliest of the following to occur during the Earnout Period: (i) the date on which the closing stock price of Post-Closing Company Class A common stock is greater than or equal to $12.00 per share for 20 trading days within any 60 consecutive trading day period or (ii) a Change in Control of the Post-Closing Company pursuant to which holders of Post-Closing Company Class A common stock have the right to receive consideration implying a value per share greater than or equal to $12.00 after (i) taking into account the dilutive effect of any Earnout Shares that have been or would be issued at Earnout Triggering Event I and (ii) excluding any AltC founder shares that have been or would be forfeited pursuant to the Sponsor Agreement;

“Earnout Triggering Event II” are to the earliest of the following to occur during the Earnout Period: (i) the date on which the closing stock price of Post-Closing Company Class A common stock is greater than or equal to $14.00 per share for 20 trading days within any 60 consecutive trading day period or (ii) a Change in Control of the Post-Closing Company pursuant to which holders of Post-Closing Company Class A common stock have the right to receive consideration implying a value per share greater than or equal to $14.00 after (i) taking into account the dilutive effect of any Earnout Shares that have been or would be issued at Earnout Triggering Event II, and, if applicable, Earnout Triggering Event I, and (ii) excluding any AltC founder shares that have been or would be forfeited pursuant to the Sponsor Agreement;

“Earnout Triggering Event III” are to the earliest of the following to occur during the Earnout Period: (i) the date on which the closing stock price of Post-Closing Company Class A common stock is greater than or equal to $16.00 per share for 20 trading days within any 60 consecutive trading day period or (ii) a Change in Control of the Post-Closing Company pursuant to which holders of Post-Closing Company Class A common stock have the right to receive consideration implying a value per share greater than or equal to $16.00 after (i) taking into account the dilutive effect of any Earnout Shares that have been or would be issued at Earnout Triggering Event III, and, if applicable, Earnout Triggering Event I and Earnout Triggering Event II, and (ii) excluding any AltC founder shares that have been or would be forfeited pursuant to the Sponsor Agreement;

“Earnout Triggering Events” are to Earnout Trigger Event I, Earnout Trigger Event II, and Earnout Trigger Event III;

“Effective Time” are to the date and time that the Merger becomes effective pursuant to the terms of the Merger Agreement;

“Eligible Oklo Equityholder” are to (i) all persons that hold one or more shares of Oklo common stock as of immediately prior to the Effective Time (after giving effect to the Conversion) and (ii) all persons that hold one or more vested Oklo options as of immediately prior to the Effective Time;

“Equity Value” are to the sum of (i) $850,000,000 plus (ii) the amount of any net proceeds raised by Oklo following the execution of the Merger Agreement but prior to the consummation of the Transactions through a Permitted Equity Financing;

“ESPP” are to the Oklo Inc. 2023 Employee Stock Purchase Plan;

“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

“Exchange Ratio” are to the quotient, rounded to the nearest thousandth (0.001), obtained by dividing (i) the per share Equity Value by (ii) $10.00;

“Excluded Shares” are to the shares of Oklo capital stock held in Oklo’s treasury or owned by AltC, Merger Sub or Oklo immediately prior to the Effective Time;

“existing registration rights agreement” are to the Registration Rights Agreement, dated July 7, 2021, between AltC and certain other security holders named therein, in connection with the AltC IPO;

“extension vote” means the AltC stockholders vote on a proposal to amend the existing organizational documents to extend the date on which AltC is required to consummate a business combination;

“GAAP” are to accounting principles generally accepted in the United States of America;

“HALEU” are to high-assay low-enriched uranium;

“HSR Act” are to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

“Incentive Plan” are to the Oklo Inc. 2023 Equity Incentive Plan;

“Insiders” are to Sam Altman, Michael Klein, Jay Taragin, Frances Frei, Allison Green, Peter Lattman and John L. Thornton;

“IRS” are to the Internal Revenue Service;

“Merger” are to the merger of Merger Sub with and into Oklo, with Oklo surviving such merger as a wholly owned subsidiary of AltC;

“Merger Agreement” are to that certain Agreement and Plan of Merger and Reorganization, dated as of July 11, 2023, by and among AltC, Oklo and Merger Sub, as the same has been or may be amended, modified, supplemented or waived from time to time;

“Merger Consideration” are to the aggregate consideration to be paid to Oklo equityholders, including Oklo stockholders and holders of Oklo SAFEs and outstanding Oklo options;

“Merger Sub” are to AltC Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of AltC;

“Minimum Cash Condition” are to the condition to the obligations of Oklo to consummate the Transactions that there will be at least $250,000,000 of Available Closing SPAC Cash;

“MKA” are to M. Klein Associates, Inc., a New York corporation;

“MWe” are to megawatts electric, which are each one million watts of electric capacity;

“No Redemption Scenario” are to the scenario that assumes no AltC public stockholders exercise their redemption rights;

“NRC” are to the U.S. Nuclear Regulatory Commission;

“NYSE” are to the New York Stock Exchange;

“Ocean Tomo” are to Ocean Tomo, a part of J.S. Held and financial advisor to AltC;

“Oklo” are to Oklo Inc., a Delaware corporation;

“Oklo Board” are to the board of directors of Oklo;

“Oklo capital stock” are to Oklo common stock and Oklo preferred stock;

“Oklo common stock” are to Oklo’s common stock, par value $0.0001 per share;

“Oklo’s current bylaws” are to Oklo’s bylaws in effect as of the date of this proxy statement/prospectus/consent solicitation statement;

“Oklo’s current certificate of incorporation” are to Oklo’s amended and restated certificate of incorporation in effect as of the date of this proxy statement/prospectus/consent solicitation statement; “Oklo options” are to all issued and outstanding options to purchase or otherwise acquire shares of Oklo common stock (whether or not vested) held by any person, including Oklo stock options granted under the 2016 Plan;

“Oklo preferred stock” are to, collectively, Oklo Series A-1 preferred stock, Oklo Series A-2 preferred stock and Oklo Series A-3 preferred stock;

“Oklo record date” are to the close of business on                 , 2023;

“Oklo SAFEs” are to the simple agreements for future equity between Oklo and the investors party thereto;

“Oklo Series A-1 preferred stock” are to Oklo’s Series A-1 preferred stock, par value $0.0001 per share;

“Oklo Series A-2 preferred stock” are to Oklo’s Series A-2 preferred stock, par value $0.0001 per share;

“Oklo Series A-3 preferred stock” are to Oklo’s Series A-3 preferred stock, par value $0.0001 per share;

“Oklo Total Shares” are to the sum of (i) the aggregate number of issued and outstanding shares of Oklo capital stock as of immediately prior to the Effective Time, after giving effect to the Conversion, and (ii) the aggregate number of shares of Oklo capital stock issuable upon the exercise of all vested Oklo options as of immediately prior to the Effective Time (including after giving effect to any acceleration of any unvested Oklo options in connection with the consummation of the Merger);

“Oklo Voting and Support Agreements” are to those certain Voting and Support Agreements, dated as of July 11, 2023, by and among AltC, Oklo and certain Oklo stockholders;

“per share Equity Value” are to the quotient, rounded to the nearest $0.01, obtained by dividing (a) the sum of (1) the Equity Value plus (2) the aggregate exercise price of all Oklo options as of immediately prior to the Effective Time by (b) the Oklo Total Shares;

“per share Merger Consideration” are to, with respect to any share of Oklo capital stock that is issued and outstanding immediately prior to the Effective Time after giving effect to the Conversion, (a) a number of shares of AltC Class A common stock equal to the Exchange Ratio and (b) the contingent right to receive Earnout Shares that may be issued during the Earnout Period;

“Permitted Equity Financing” are to the sale (or a series of related sales) of its equity securities in a bona fide equity financing transaction, subject to certain limitations;

“Post-Closing Company” are to Oklo Inc., the new public entity following the consummation of the business combination;

“Post-Closing Company Board” are to the board of directors of the Post-Closing Company;

“Post-Closing Company’s bylaws” are to the form of amended and restated bylaws of the Post-Closing Company, attached as Annex C;

“Post-Closing Company’s certificate of incorporation” are to the proposed second amended and restated certificate of incorporation of the Post-Closing Company in the form attached hereto as Annex B. AltC will immediately be renamed Oklo Inc. pursuant thereto;

“Post-Closing Company Class A common stock” are to shares of Class A common stock, par value $0.0001 per share, of the Post-Closing Company;

“Post-Closing Company options” are to all issued and outstanding options to purchase shares of Post-Closing Company Class A common stock immediately following the Closing of the Merger, including Oklo options assumed by the Post-Closing Company that become an option to purchase shares of Post-Closing Company Class A common stock in accordance with the terms of the Merger Agreement;

“pro forma” are to giving pro forma effect to the Transactions and the other related events contemplated by the Merger Agreement;

“redemption rights” are to AltC public stockholders’ right to demand that AltC redeem their AltC public shares for cash in an amount equal to their pro rata portion of the funds held in the trust account if the business combination is consummated;

“Registration Rights Agreement” are to the Amended and Restated Registration Rights Agreement, to be dated as of the Closing Date, by and among the Post-Closing Company, certain AltC stockholders and certain Oklo stockholders, a form of which is attached to this proxy statement/prospectus/consent solicitation statement as Annex D;

“Sale” are to, following the Closing Date, (A) a purchase, sale, exchange, business combination or other transaction (including a merger or consolidation of the Post-Closing Company with or into any other corporation or other entity) in which the equity securities of the Post-Closing Company, its successor or the surviving entity of such business combination or other transaction are not registered under the Exchange Act or listed or quoted for trading on a national securities exchange, (B) a sale, lease, exchange or other transfer in one transaction or a series of related transactions of all or substantially all of the Post-Closing Company’s assets to a third party that is not an affiliate of Sponsor (or a group of third parties that are not affiliates of Sponsor) or (C) the transfer to or acquisition by (whether by tender offer, merger, consolidation, division or other similar transaction), in one transaction or a series of related transactions, a person or entity or group of affiliated persons or entities (other than an underwriter pursuant to an offering), of the Post-Closing Company’s voting securities if, after such transfer or acquisition, such person, entity or group of affiliated persons or entities would beneficially own (as defined in Rule 13d-3 promulgated under the Exchange Act) more than 50% of the outstanding voting securities of the Post-Closing Company (it being understood for the purposes of this clause (C), a bona fide equity financing shall not be considered a “Sale”);

“Securities Act” are to the Securities Act of 1933, as amended;

“SPAC Material Adverse Effect” are to, with respect to AltC, a material adverse effect on: (i) the ability of AltC or Merger Sub to enter into the Merger Agreement or any Transaction Agreement and perform its respective obligations thereunder or consummate the Transactions or (ii) the business, condition (financial or otherwise), assets, liabilities or operations of AltC, provided, however, that none of the following shall be deemed to constitute, alone or in combination, or be taken into account in the determination of whether, there has been or will be a SPAC Material Adverse Effect under this clause (ii): (a) any change in applicable laws or GAAP or any interpretation thereof, (b) any change in interest rates or economic, political, business, financial, commodity, currently or market conditions generally, (c) any actions taken or not taken by AltC, or such other changes or events, in each case, which (I) the Oklo has consented in writing or (II) are required by the Merger Agreement and (d) the announcement or the execution of the Merger Agreement, the pendency or consummation of the Merger or the performance of the Merger Agreement;

“SPAC Transaction Expenses” are to all fees, costs and expenses of AltC incurred prior to and through the Closing Date in connection with the negotiation, preparation and execution of the Merger Agreement, the other Transaction Agreements, the performance and compliance with all Transaction Agreements and conditions contained therein to be performed or complied with at or before Closing, and the consummation of the Transactions, including, subject to Section 12.05 of the Merger Agreement, any (i) fees, costs and expenses related to the D&O Tail, (ii) deferred underwriting fees, (iii) fees, costs, expenses and disbursements of counsel, accountants, advisors and consultants of AltC, whether paid or unpaid prior to the Closing, and (iv) the repayment amount of the non-interest bearing promissory note, if any, to be issued by AltC to the Sponsor in exchange for additional Sponsor contributions to the trust account and in the aggregate amount of such additional Sponsor contributions. For the avoidance of doubt, (a) all costs of investigation and all defense and attorneys’ and other professionals’ fees and all settlement payments incurred by AltC, which are related to any claim, action, suit, assessment, arbitration or legal, judicial or administrative proceeding (whether at law or in equity) or arbitration, in each case, related to the Merger Agreement or the business combination by any of AltC’s stockholders against any of AltC or Merger Sub or against any of their respective directors or officers, (b) up to $1,500,000 of the Sponsor’s working capital loan to AltC (provided such loan will not be repaid in the form of cash), and (c) any excise tax payable by AltC is expressly excluded from SPAC Transaction Expenses;

“special meeting” are to the special meeting of stockholders of AltC, to be held via live webcast at         a.m. Eastern Time, on             , 2023;

“Sponsor” are to AltC Sponsor LLC, a Delaware limited liability company and an affiliate of MKA in which certain of AltC’s directors and officers hold membership interests;

“Sponsor Agreement” are to the Amended and Restated Letter Agreement, dated as of July 11, 2023, by and among AltC, the Sponsor and the Insiders, a copy of which is attached to this proxy statement/prospectus/consent solicitation statement as Annex E;

“Sponsor Commitment” are to the private placement pursuant to the Sponsor Agreement whereby AltC has agreed to issue and sell to the Sponsor up to 5,000,000 shares of AltC Class A common stock at a purchase price of $10.00 per share, representing an aggregate purchase price of up to $50,000,000. So long as Available Closing SPAC Cash, before accounting for the funding of any Sponsor Commitment, is equal to or greater than $200,000,000, Oklo must request that the Sponsor Commitment be funded and if the Sponsor funds the Sponsor Commitment Purchase Price, then Oklo must stipulate that the Minimum Cash Condition is deemed satisfied. If, however, the Available Closing SPAC Cash, before accounting for the funding of any Sponsor Commitment, is less than $200,000,000, Oklo shall retain the sole discretion to refrain from closing the Merger for failure of AltC to meet the Minimum Cash Condition; provided, however, that if Oklo requests that the Sponsor fund any portion of the Sponsor Commitment, and the Sponsor subsequently funds the Sponsor Commitment Purchase Price, then the Minimum Cash Condition will be deemed waived;

“Sponsor Commitment Purchase Price” are to the amount of the Sponsor Commitment that Oklo requests the Sponsor (or an affiliated co-investor of Sponsor) to fund, which will be equal to (i) $250,000,000 minus (ii) Available Closing SPAC Cash before accounting for the funding of the Sponsor Commitment; provided that such amount, under no circumstances shall exceed $50,000,000;

“Transaction Agreements” or “related agreements” are to the Merger Agreement, the Registration Rights Agreement, the Oklo Voting and Support Agreements, the Post-Closing Company’s certificate of incorporation and the Post-Closing Company’s bylaws and all of the agreements, documents, instruments and certificates entered into in connection with such documents and any and all exhibits and schedules thereto;

“Transactions” or “business combination” are to the Merger, together with the other transactions contemplated by the Merger Agreement and the related agreements. The “Transactions” or “business combination” will constitute an initial business combination under the terms of AltC’s current certificate of incorporation;

“trust account” are to the trust account of AltC that holds the proceeds from the AltC IPO;

“Vesting Period” are to a period within five years of the Closing;

“Vesting Trigger Event I” are to the date on which the closing price per share of Post-Closing Company Class A common stock on the NYSE, or such other securities exchange where Post-Closing Company Class A common stock is primarily listed or quoted, equals or exceeds $10.00 for 20 trading days within any 60 consecutive trading day period;

“Vesting Trigger Event II” are to the date on which the closing price per share of Post-Closing Company Class A common stock on the NYSE, or such other securities exchange where Post-Closing Company Class A common stock is primarily listed or quoted, equals or exceeds $12.00 for 20 trading days within any 60 consecutive trading day period;

“Vesting Trigger Event III” are to the date on which the closing price per share of Post-Closing Company Class A common stock on the NYSE, or such other securities exchange where Post-Closing Company Class A common stock is primarily listed or quoted, equals or exceeds $14.00 for 20 trading days within any 60 consecutive trading day period;

“Vesting Trigger Event IV” are to the date on which the closing price per share of Post-Closing Company Class A common stock on the NYSE, or such other securities exchange where Post-Closing Company Class A common stock is primarily listed or quoted, equals or exceeds $16.00 for 20 trading days within any 60 consecutive trading day period;

“Vesting Triggering Events” are to Vesting Trigger Event I, Vesting Trigger Event II, Vesting Trigger Event III and Vesting Trigger Event IV, collectively; and

“Working Capital Loans” are to the unsecured promissory note to potentially be issued by AltC to the Sponsor in an aggregate principal amount of up to $1,500,000.

SUMMARY OF THE MATERIAL TERMS OF THE TRANSACTIONS

This summary term sheet, together with the sections entitled “Questions and Answers About the Business Combination” and “Summary of the Proxy Statement/Prospectus/Consent Solicitation Statement,” summarizes certain information contained in this proxy statement/prospectus/consent solicitation statement, but does not contain all of the information that is important to you. You should read carefully this entire proxy statement/prospectus/consent solicitation statement, including the attached Annexes, for a more complete understanding of the matters to be considered at the special meeting and for which Oklo stockholder written consent is being solicited, as applicable. In addition, for definitions used commonly throughout this proxy statement/prospectus/consent solicitation statement, including this summary term sheet, please see the section entitled “Frequently Used Terms.”

●	AltC Acquisition Corp., a Delaware corporation (“AltC,” “we,” “us,” or “our”), is a special purpose acquisition company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.
●	On July 12, 2021, AltC consummated its initial public offering (the “AltC IPO”) of 50,000,000 shares of AltC Class A common stock, including 5,000,000 shares under the underwriters’ over-allotment option. The shares of AltC Class A common stock were sold at an offering price of $10.00 per share, generating gross proceeds of $500,000,000. Simultaneously with the consummation of the AltC IPO, AltC consummated the private placement of 1,450,000 shares of AltC Class A common stock at a price of $10.00 per share, generating total proceeds of $14,500,000. Transaction costs amounted to $26,652,125 consisting of $8,580,000 of underwriting fees, which is net of $1,420,000 reimbursed fees from the underwriters, $17,500,000 of deferred underwriting fees (since the consummation of the AltC IPO, underwriters representing $10,500,000 of deferred underwriting fees have waived their rights to the deferred underwriting fees, resulting in $7,000,000 deferred underwriting fees remaining outstanding) and $572,125 of other offering costs.
●	Following the consummation of the AltC IPO, $500,000,000 was deposited into a U.S.-based trust account with Continental Stock Transfer & Trust Company acting as trustee. Except as described in the prospectus for the AltC IPO, these proceeds will not be released until the earlier of the completion of an initial business combination and AltC’s redemption of 100% of the outstanding AltC public shares upon its failure to consummate an initial business combination within the completion window.
●	Oklo Inc., a Delaware corporation (“Oklo”), is developing next-generation fast fission power plants called “powerhouses.” See the sections entitled “Information About Oklo,” “Oklo’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Management After the Business Combination.”
●	On July 11, 2023, AltC entered into the Merger Agreement, which, among other things, provides for the merger of Merger Sub with and into Oklo, with Oklo surviving such merger as a wholly owned subsidiary of AltC (the “Merger,” and together with the other transactions contemplated by the Merger Agreement and the related agreements, the “Transactions” or the “business combination”).
●	Subject to the terms of the Merger Agreement, the aggregate consideration to be paid to Oklo equityholders, including Oklo stockholders and holders of Oklo SAFEs and outstanding Oklo options will be (a) (i) $850,000,000 plus (ii) the amount of any net proceeds raised by Oklo following the execution of the Merger Agreement but prior to the consummation of the Transactions (the “Closing”) through the sale (or a series of related sales) of its equity securities in a bona fide equity financing transaction (subject to certain limitations, a “Permitted Equity Financing”), if any (the sum of (i) and (ii), the “Equity Value”)), which consideration will be paid entirely in shares of AltC’s Class A common stock, par value $0.0001 per share (“AltC Class A common stock” and following the consummation of the business combination, “Post-Closing Company Class A common stock”) in an amount equal to $10.00 per share (the “Closing Merger Consideration”), in addition to (b) the contingent right to receive up to an aggregate of 15,000,000 shares of Post-Closing Company Class A common stock (the “Earnout Consideration” and, together with the Closing Merger Consideration, the “Merger Consideration”), which will be issued to eligible holders of pre-Closing securities of Oklo during the five-year period following the Closing (the “Earnout Period”), in three separate tranches equal to (i) 7,500,000 shares of Post-Closing Company Class A common stock, (ii) 5,000,000 shares of Post-Closing Company Class A common stock, and (iii) 2,500,000 shares of Post-Closing Company Class A common stock (such shares, the “Earnout Shares”), upon the satisfaction of certain price targets, which will be based upon (A) the closing sale price of one share of Post-Closing Company Class A common stock as quoted on the New York Stock Exchange (“NYSE”) or the exchange on which the shares of Post-Closing Company Class A common stock are then traded, for any twenty trading days within any sixty consecutive trading day period within the Earnout Period or (B) if the Post-Closing Company undergoes a Change in Control, the price per share received by stockholders of the Post-Closing Company in such Change in Control transaction. At the Effective Time, each share of Oklo common stock issued and outstanding immediately prior to the Closing will be automatically surrendered and exchanged for the right to receive a number of shares of AltC Class A common stock equal to the Exchange Ratio, which is based on the per share Equity Value (calculated in accordance with the Merger Agreement). Assuming a Closing Date of , 2023, we expect that the Exchange Ratio will be approximately 6.340 shares of AltC Class A common stock for each issued and outstanding share of Oklo common stock. See the section entitled “Proposal No. 1 — The Business Combination Proposal — General — Merger Consideration.”
●	At the Closing, it is anticipated that approximately 78,223,495 shares of AltC Class A common stock (which, for the avoidance of doubt, will become Post-Closing Company Class A common stock after the Closing and the effectiveness of the Post-Closing Company’s certificate of incorporation) will be issued to Oklo stockholders in the Merger, in exchange for all outstanding shares of Oklo common stock (including shares of Oklo common stock resulting from the conversion of Oklo preferred stock and Oklo SAFEs immediately prior to the Closing). It is also anticipated that we will reserve for issuance up to 7,007,456 shares of Post-Closing Company Class A common stock in respect of the Oklo options assumed pursuant to the terms of the Merger Agreement. Such reserved shares are not included in the 92,832,673 shares registered in this registration statement and are not subject to registration rights. Additionally, we will issue to Eligible Oklo Equityholders up to an aggregate of 15,000,000 shares of Post-Closing Company Class A common stock to Eligible Oklo Equityholders upon the occurrence of an Earnout Triggering Event during the Earnout Period. See the section entitled “Proposal No. 1 — The Business Combination Proposal — General — Merger Consideration.”
●	To raise additional proceeds to fund the business combination, on July 11, 2023, AltC entered into the Sponsor Agreement, pursuant to which, among other things, the Sponsor agreed, subject to the other terms and conditions included therein, immediately prior to the Closing, to purchase in a private placement up to 5,000,000 shares of AltC Class A common stock at a purchase price of $10.00 per share equal to an amount up to $50,000,000 (the “Sponsor Commitment”). The amount of the Sponsor Commitment that the Sponsor (or an affiliated co-investor of Sponsor) will be required to fund will be equal to (i) $250,000,000 minus (ii) Available Closing SPAC Cash, before accounting for the funding of any Sponsor Commitment (the “Sponsor Commitment Purchase Price”); which amount, under no circumstances shall exceed the maximum amount of the Sponsor Commitment.
●	Upon completion of the business combination, (1) Oklo stockholders are expected to hold an ownership interest of 64.5% of the issued and outstanding Post-Closing Company Class A common stock, (2) the Sponsor is expected to hold an ownership interest of 11.5% of the issued and outstanding Post-Closing Company Class A common stock and (3) AltC public stockholders are expected to hold an ownership interest of 24.0% of the issued and outstanding Post-Closing Company Class A common stock. These levels of ownership interest (i) reflect the fact that no Permitted Equity Financing has occurred to date, and assumes no such Permitted Equity Financing will occur prior to completion of the business combination, (ii) assume that (a) no AltC public stockholder exercises their redemption rights in connection with the Transactions, (b) no AltC Class A common stock is issued to the Sponsor in connection with the conversion of unpaid amounts under the Working Capital Loans, (c) no shares of AltC Class A common stock are issued to the Sponsor in connection with the Sponsor Commitment, and (d) there are no other issuances of equity interests of AltC or Oklo and (iii) do not take into account (A) any assumed Oklo options that may be exercised after the consummation of the business combination, for which an estimated 7,007,456 shares of Post-Closing Company Class A common stock are expected to be reserved, (B) any Earnout Shares (up to an aggregate of 15,000,000 shares) that may be issued upon the occurrence of an Earnout Triggering Event during the Earnout Period, or (C) the potential issuance of any shares of Post-Closing Company Class A common stock reserved for issuance under the Oklo Inc. 2023 Equity Incentive Plan (the “Incentive Plan”) and Oklo Inc. 2023 Employee Stock Purchase Plan (the “ESPP”). The assumed Exchange Ratio of 6.340 reflects Oklo capital stock and Oklo SAFEs, in each case, outstanding as of October 31, 2023. If the actual facts are different from these assumptions, AltC public stockholders’ percentage ownership in the Post-Closing Company will be different. For a table illustrating each scenario, see “Questions and Answers about the Business Combination — What equity stake will current AltC stockholders and Oklo stockholders hold in the Post-Closing Company immediately after the consummation of the business combination?”
●	AltC management and the AltC Board considered various factors in determining whether to approve the Merger Agreement, the related agreements to which AltC is a party and the Transactions, including the Merger. For more information about the reasons that the AltC Board considered in determining its recommendation, please see the section entitled “Proposal No. 1 —

The Business Combination Proposal — The AltC Board’s Reasons for Approval of the Transactions.” When you consider the AltC Board’s recommendation of these proposals, you should keep in mind that our directors and officers, as well as the Sponsor, have interests in the Transactions that are different from, or in addition to, the interests of AltC stockholders generally. Please see the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of Certain AltC Persons in the Business Combination” for additional information. The AltC Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Transactions and in recommending to AltC stockholders that they vote “FOR” the proposals presented at the special meeting.
●	At the special meeting, AltC stockholders will be asked to consider and vote on the following proposals:
●	a proposal to (a) approve and adopt the Merger Agreement and the related agreements to which AltC is a party and (b) approve the Merger and the other Transactions — we refer to this proposal as the “business combination proposal”;
●	a proposal to approve and adopt the proposed second amended and restated certificate of incorporation of the Post-Closing Company (the “Post-Closing Company’s certificate of incorporation”) — we refer to this proposal as the “charter proposal.” A copy of the Post-Closing Company’s certificate of incorporation is attached to this proxy statement/prospectus/consent solicitation statement as Annex B;
●	a proposal to approve, on a non-binding advisory basis, certain governance provisions in the Post-Closing Company’s certificate of incorporation, presented separately in accordance with the United States Securities and Exchange Commission (“SEC”) requirements — we refer to this proposal as the “governance proposal”;
●	a proposal to approve and adopt the Incentive Plan and the material terms thereof, including the authorization of the initial share reserve thereunder — we refer to this proposal as the “incentive plan proposal.” A copy of the Incentive Plan is attached to this proxy statement/prospectus/consent solicitation statement as Annex F;
●	a proposal to approve and adopt the ESPP and the material terms thereof, including the authorization of the initial share reserve thereunder — we refer to this proposal as the “ESPP proposal.” A copy of the ESPP is attached to this proxy statement/prospectus/consent solicitation statement as Annex G;
●	a proposal to elect seven directors to serve staggered terms on the Post-Closing Company Board following the consummation of the business combination until immediately following the date of the 2024, 2025 and 2026 annual stockholder meetings, or in each case until their respective successors are duly elected and qualified, or until their earlier resignation, removal or death — we refer to this proposal as the “director election proposal”;
●	a proposal to approve, for purposes of complying with the applicable provisions of Section 312.03 of the NYSE’s Listed Company Manual, (a) the issuance of more than 20% of AltC’s issued and outstanding shares of common stock in connection with the business combination and (b) the issuance of shares of AltC Class A common stock to a Related Party (as defined in Section 312.03 of the NYSE’s Listed Company Manual) in connection with the Transactions — we refer to this proposal as the “NYSE proposal”; and
●	a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the business combination proposal, the charter proposal, the governance proposal, the incentive plan proposal, the ESPP proposal, the director election proposal or the NYSE proposal — we refer to this proposal as the “adjournment proposal.”
●	Upon consummation of the business combination, it is expected that each Class I director will have a term that expires at the annual meeting of stockholders in 2024, each Class II director will have a term that expires at the annual meeting of stockholders in 2025 and each Class III director will have a term that expires at the annual meeting of stockholders in 2026, or in each case until their respective successors are duly elected and qualified, or until their earlier resignation, removal or death. Please see the sections entitled “Proposal No. 6 — The Director Election Proposal” and “Management After the Business Combination” for additional information.
●	An assumed Closing Date of , 2023 has been used throughout this proxy statement/prospectus/consent solicitation statement for illustrative purposes only and is not intended to be a projection of the actual Closing Date.

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION

The questions and answers below highlight only selected information from this proxy statement/prospectus/consent solicitation statement and only briefly address some commonly asked questions about the special meeting and the proposals to be presented at the special meeting, including with respect to the business combination proposal, as well as some commonly asked questions about Oklo’s solicitation of written consent of Oklo’s stockholders with respect to the Oklo business combination proposal. The following questions and answers do not include all the information that is important to AltC stockholders or Oklo stockholders. Stockholders are urged to read carefully this entire proxy statement/prospectus/consent solicitation statement, including the Annexes and the other documents referred to herein, to fully understand the business combination and the voting procedures for the special meeting and written consent procedures for the consent solicitation.

Questions and Answers for AltC stockholders about the special meeting and the business combination

Q.	Why am I receiving this proxy statement/prospectus/consent solicitation statement?
A.

AltC and Oklo have agreed to the merger of Merger Sub with and into Oklo, with Oklo surviving such merger as a wholly owned subsidiary of AltC pursuant to the terms of the Merger Agreement (the “Merger,” and together with the other transactions contemplated by the Merger Agreement and the related agreements, the “Transactions” or the “business combination”). A copy of the Merger Agreement is attached to this proxy statement/prospectus/consent solicitation statement as Annex A, and AltC encourages its stockholders to read it in its entirety. AltC stockholders are being asked, among other things, to consider and vote upon a proposal to approve and adopt the Merger Agreement and the related agreements to which AltC is a party and to approve the Merger and the other Transactions (the “business combination proposal”). Please see the section entitled “Proposal No. 1 — The Business Combination Proposal.”

This proxy statement/prospectus/consent solicitation statement and its Annexes contain important information about the business combination proposal and the other matters and proposals to be acted upon at the special meeting. You should read this proxy statement/prospectus/consent solicitation statement and its Annexes carefully and in their entirety.

Your vote is important. You are encouraged to submit your proxy card as soon as possible after carefully reviewing this proxy statement/prospectus/consent solicitation statement, its Annexes and the other documents referred to herein.

Q.	When and where is the special meeting?
A.

The special meeting will be held via live webcast on      , 2023 at      a.m. Eastern Time. The special meeting can be accessed by visiting      , where you will be able to listen to the meeting live and vote during the meeting. Please note that you will only be able to access the special meeting by means of remote communication.

Q.	What are the proposals on which I am being asked to vote at the special meeting?
A.	AltC stockholders will be asked to consider and vote on the following proposals at the special meeting:
1.	a proposal to (a) approve and adopt the Merger Agreement and the related agreements to which AltC is a party and (b) approve the Merger and the other Transactions — we refer to this proposal as the “business combination proposal.” Please see the section entitled “Proposal No. 1 — The Business Combination Proposal”;
2.	a proposal to approve and adopt the proposed second amended and restated certificate of incorporation of the Post-Closing Company (the “Post-Closing Company’s certificate of incorporation”) — we refer to this proposal as the “charter proposal.” A copy of the Post-Closing Company’s certificate of incorporation is attached to this proxy statement/prospectus/consent solicitation statement as Annex B. Please see the section entitled “Proposal No. 2 — The Charter Proposal”;
3.	a proposal to approve, on a non-binding advisory basis, certain governance provisions in the Post-Closing Company’s certificate of incorporation, presented separately in accordance with the United States Securities and Exchange Commission (“SEC”) requirements — we refer to this proposal as the “governance proposal.” Please see the section entitled “Proposal No. 3 — The Governance Proposal”;

4.	a proposal to approve and adopt the Incentive Plan and the material terms thereof, including the authorization of the initial share reserve thereunder — we refer to this proposal as the “incentive plan proposal.” A copy of the Incentive Plan is attached to this proxy statement/prospectus/consent solicitation statement as Annex F. Please see the section entitled “Proposal No. 4 — The Incentive Plan Proposal”;
5.	a proposal to approve and adopt the ESPP and the material terms thereof, including the authorization of the initial share reserve thereunder — we refer to this proposal as the “ESPP proposal.” A copy of the ESPP is attached to this proxy statement/prospectus/consent solicitation statement as Annex G. Please see the section entitled “Proposal No. 5 — The ESPP Proposal”;
6.	a proposal to elect seven directors to serve staggered terms on the Post-Closing Company Board following the consummation of the business combination until immediately following the date of the 2024, 2025 and 2026 annual stockholder meetings, or in each case until their respective successors are duly elected and qualified, or until their earlier resignation, removal or death — we refer to this proposal as the “director election proposal.” Please see the section entitled “Proposal No. 6 — The Director Election Proposal”;
7.	a proposal to approve, for purposes of complying with the applicable provisions of Section 312.03 of the NYSE’s Listed Company Manual, the issuance of shares of AltC Class A common stock, including the approval of (a) the issuance of more than 20% of AltC’s issued and outstanding shares of common stock in connection with the business combination and (b) the issuance of shares of AltC Class A common stock (i) to one or more Related Parties (as defined in Section 312.03 of the NYSE’s Listed Company Manual) in connection with the Transactions and (ii) in connection with the acquisition of a company in which a Related Party may have a 5% percent or greater interest in or in the consideration to be paid in connection with such acquisition — we refer to this proposal as the “NYSE proposal”; and
8.	a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the business combination proposal, the charter proposal, the governance proposal, the incentive plan proposal, the ESPP proposal, the director election proposal or the NYSE proposal — we refer to this proposal as the “adjournment proposal.” Please see the section entitled “Proposal No. 8 — The Adjournment Proposal.”

AltC will hold the special meeting to consider and vote upon these proposals. This proxy statement/prospectus/consent solicitation statement contains important information about the proposals to be acted upon at the special meeting. Stockholders should read it carefully, including its Annexes.

Consummation of the business combination is conditioned on the approval of each of the business combination proposal, the charter proposal, the incentive plan proposal, the ESPP proposal, the director election proposal and the NYSE proposal. If any of those proposals are not approved, then unless certain conditions in the Merger Agreement are waived by the applicable parties to the Merger Agreement, the Merger Agreement may be terminated and the business combination may not be consummated.

The vote of AltC stockholders is important. AltC stockholders are encouraged to vote as soon as possible after carefully reviewing this proxy statement/prospectus/consent solicitation statement.

Q.	Why is AltC proposing the business combination?
A.	AltC was organized to effect a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

On July 12, 2021, AltC completed its initial public offering (the “AltC IPO”) of AltC Class A common stock at a price of $10.00 per share, raising total gross proceeds of approximately $500,000,000. Since the AltC IPO, AltC’s activity has been limited to the evaluation of initial business combination candidates.

Oklo was founded in 2013 with the goal of revolutionizing the energy landscape by developing clean, reliable, affordable energy solutions at scale. Oklo believes that global demand for reliable, clean energy is growing rapidly and the International Energy Agency estimates that new policies in major energy markets will propel an expected $2 trillion to be spent on new clean power generation globally by 2030. Oklo is pursuing two complementary tracks to address this demand: providing reliable, commercial-scale energy to customers and selling used nuclear fuel recycling services to the U.S. market.

Oklo is developing next-generation fast fission power plants called “powerhouses.” In its differentiated build, own, and operate business model, Oklo plans to sell power in the forms of electricity and heat directly to customers, which it believes can allow for fast-tracked customer adoption. In addition, Oklo believes it is a pioneer in the nuclear industry in the development of fuel recycling capabilities, which can unlock the energy content of used fuel; Oklo also believes this business unit can complement its market position by vertically integrating and securing its fuel supply chain.

The AltC Board conducted extensive due diligence on Oklo’s business, financial condition, management team, and future growth prospects in executing upon and achieving its business plan. The AltC Board considered the results of the diligence review, including the expertise of Oklo’s management team, the large expected market need for firm and clean power that could be addressed by nuclear energy, the government policy and funding support being made available to accelerate deployment of advanced nuclear technologies, the demonstrated underlying technology that Oklo referenced to design its Aurora powerhouse that provides superior potential safety and cost attributes, Oklo’s history of engagement with the NRC, Oklo’s owner-operator business model that intends to generate recurring revenue by selling power directly to customers, as well as the embedded potential upside from fuel recycling. As a result, AltC believes that the business combination will provide AltC stockholders with an opportunity to participate in the ownership of a company with growth potential. Please see the section entitled “Proposal No. 1 — The Business Combination Proposal — The AltC Board’s Reasons for Approval of the Transactions.”

Q.	Why is AltC providing stockholders with the opportunity to vote on the business combination?
A.

Under AltC’s current certificate of incorporation, AltC must provide all holders of AltC public shares with the opportunity to have their AltC public shares redeemed upon the consummation of an initial business combination either in conjunction with a tender offer or in conjunction with a stockholder vote. For business and other reasons, AltC has elected to provide its stockholders with the opportunity to have their AltC public shares redeemed in connection with a stockholder vote rather than a tender offer. Therefore, AltC is seeking to obtain the approval of its stockholders of the business combination proposal in order to allow AltC public stockholders to exercise their redemption rights in connection with the Closing.

Q.	What will happen in the business combination?
A.

Pursuant to the Merger Agreement and the related agreements, and upon the terms and subject to the conditions set forth therein, AltC will acquire Oklo in a series of transactions we collectively refer to as the “business combination” or the “Transactions.” At the Closing, among other things, Merger Sub will merge with and into Oklo, with Oklo surviving the Merger as a wholly owned subsidiary of AltC. At the Closing, it is anticipated that approximately 78,223,495 shares of AltC Class A common stock will be issued to Oklo stockholders in the Merger in exchange for all outstanding shares of Oklo common stock (including shares of Oklo common stock resulting from the conversion of the Oklo preferred stock and Oklo SAFEs immediately prior to the Closing). It is also anticipated that we will reserve for issuance up to 7,007,456 shares of Post-Closing Company Class A common stock in respect of the Oklo options assumed pursuant to the terms of the Merger Agreement. Such reserved shares are not included in the 92,832,673 shares registered in this registration statement and are not subject to registration rights. Additionally, we will issue to Eligible Oklo Equityholders up to an aggregate of 15,000,000 shares of Post-Closing Company Class A common stock during the Earnout Period.

Q.	Following the business combination, will AltC’s securities continue to trade on a stock exchange?
A.

Yes. We intend to apply to continue AltC’s existing listing of AltC Class A common stock on the NYSE. In connection with the business combination, AltC will change its name to Oklo Inc., and upon the Closing, we expect that Post-Closing Company Class A common stock will begin trading on the NYSE under the symbol “OKLO.”

Q.	Will the management of Oklo change in the business combination?
A.

We anticipate that all of the executive officers of Oklo will remain with the Post-Closing Company. In addition, we are proposing                 ,              and               to serve as the Class I directors,                and                to serve as the Class II directors and                and               to serve as the Class III directors. It is expected that each Class I director will have a term that expires at the annual meeting of stockholders in 2024, each Class II director will have a term that expires at the annual meeting of stockholders in 2025 and each Class III director will have a term that expires at the annual meeting of stockholders in 2026, or in each case until their respective successors are duly elected and qualified, or until their earlier resignation, removal or death. Please see the sections entitled “Proposal No. 6 — The Director Election Proposal” and “Management After the Business Combination” for additional information.

Q:	What equity stake will current AltC stockholders and Oklo stockholders hold in the Post-Closing Company immediately after the consummation of the business combination?
A:

As of the date of this proxy statement/prospectus/consent solicitation statement, there are 43,100,521 shares of AltC Class A common stock and AltC Class B common stock issued and outstanding, which includes 29,150,521 AltC public shares, 12,500,000 AltC founder shares held by the Sponsor and 1,450,000 AltC private placement shares held by the Sponsor.

The following table illustrates varying ownership levels in the Post-Closing Company immediately following the consummation of the business combination, excluding the dilutive effect of the potential issuance of any Earnout Shares, the potential issuance of any shares of Post-Closing Company Class A common stock upon exercise of outstanding Oklo options assumed by the Post-Closing Company, and the potential issuance of shares of Post-Closing Company Class A common stock initially reserved for issuance under the Incentive Plan and the ESPP, in each of the following scenarios:

●	No Redemption Scenario: which is the scenario that assumes no AltC public stockholders exercise their redemption rights.
●	$250 Million Scenario: which is the scenario that illustrates that largest number of AltC shareholder redemptions that can occur while still satisfying the Minimum Cash Condition. This scenario assumes that Available Closing SPAC Cash is equal to $250,000,000 and no portion of the Sponsor Commitment is funded. So long as Available Closing SPAC Cash, before accounting for the funding of any Sponsor Commitment, is equal to or greater than $200,000,000, Oklo must request that the Sponsor Commitment be funded and if the Sponsor funds the Sponsor Commitment Purchase Price, then Oklo must stipulate that the Minimum Cash Condition is deemed satisfied. If, however, the Available Closing SPAC Cash, before accounting for the funding of any Sponsor Commitment, is less than $200,000,000, Oklo shall retain the sole discretion to refrain from closing the Merger for failure of AltC to meet the Minimum Cash Condition; provided, however, that if Oklo requests that the Sponsor fund the Sponsor Commitment, and the Sponsor subsequently funds the Sponsor Commitment Purchase Price, then the Minimum Cash Condition will be deemed waived.
●	$125 Million Scenario: which is the scenario that illustrates the largest number of AltC shareholder redemptions that can occur if Oklo waives the Minimum Cash Condition to the maximum extent that still requires the Sponsor to fully fund the Sponsor Commitment. This scenario assumes that Available Closing SPAC Cash, before accounting for the funding of any Sponsor Commitment, is equal to $75,000,000 which, pursuant to the Sponsor Agreement, would require the Sponsor to (i) upon the request of Oklo, fund the full Sponsor Commitment by purchasing 5,000,000 shares of AltC Class A common stock at a price of $10.00 per share and (ii) forfeit 6,250,000 AltC founder shares.
	No Redemption Scenario(1)		$250 Million Scenario(2)		$125 Million Scenario(3)
	Number of Shares	% Ownership	Number of Shares	% Ownership	Number of Shares	% Ownership
Oklo stockholders(4)	78,223,495	64.5%	78,223,495	67.3%	78,223,495	79.6%
Sponsor(5)	13,950,000	11.5%	13,950,000	12.0%	12,700,000	13.0%
AltC public stockholders	29,150,521	24.0%	24,066,592	20.7%	7,219,978	7.4%
Total	121,324,016	100.0%	116,240,087	100.0%	98,143,473	100.0%
(1)	Assumes no AltC public stockholders exercise their redemption rights.
(2)	Assumes redemptions of 5,083,929 AltC public shares in connection with the Transactions, which would result in $250,000,000 in the trust account at Closing and would not result in any obligation by the Sponsor to fund the Sponsor Commitment. This scenario is based on the trust account balance as of October 31, 2023.
(3)	Assumes redemptions of 21,930,543 AltC public shares in connection with the Transactions, which would result in $75,000,000 in the trust account at Closing. This scenario further assumes Oklo requests, which is to be made in Oklo’s sole discretion, that the Sponsor fund the Sponsor Commitment and the Sponsor’s subsequent funding of the Sponsor Commitment, which would result in

Oklo’s deemed waiver of the Minimum Cash Condition. In addition, under this scenario, the Sponsor would be required to forfeit 6,250,000 AltC founder shares for no consideration. This scenario is based on the trust account balance as of October 31, 2023.
(4)	Consists of shares of AltC Class A common stock issuable in respect of shares of Oklo capital stock and Oklo SAFEs, in each case, outstanding as of October 31, 2023, based on an assumed Exchange Ratio of 6.340. The Exchange Ratio reflects the Oklo capital stock and Oklo SAFEs, in each case, outstanding as of October 31, 2023.
(5)	Includes 1,450,000 AltC private placement shares held by the Sponsor and 12,500,000 AltC founder shares held by the Sponsor. At the Closing, all of the AltC founder shares held by the Sponsor will be outstanding and entitled to vote; provided, however, that all of such AltC founder shares will be unvested at the Closing. The AltC founder shares held by the Sponsor will vest in four tranches: 50% of them will vest upon the occurrence of Vesting Trigger Event I, 25% of them will vest upon the occurrence of Vesting Trigger Event II, 12.5% of them will vest upon the occurrence of the Vesting Trigger Event III and 12.5% of them will vest upon the occurrence of Vesting Trigger Event IV. Any AltC founder shares held by the Sponsor that do not vest during the Vesting Period will be forfeited for no consideration. As described in footnote 3, in the $125 Million Scenario, the calculations do not include the 6,250,000 forfeited AltC founder shares but include the 5,000,000 shares of AltC Class A common stock to be purchased to fund the Sponsor Commitment. In addition, in the event of a Sale prior to the expiration of the Vesting Period, the vesting of unvested AltC founder shares or shares of Post-Closing Company Class A common stock issued or issuable upon the conversion of the unvested AltC founder shares shall be accelerated as follows: (1) 50% of AltC founder shall vest if the price of Post-Closing Company Class A common stock paid or implied in such Sale equals or exceeds $10.00 per share; (2) 25% of AltC founder shall vest if the price of Post-Closing Company Class A common stock paid or implied in such Sale equals or exceeds $12.00 per share; (3) 12.5% of AltC founder shall vest if the price of Post-Closing Company Class A common stock paid or implied in such Sale equals or exceeds $14.00 per share; and (4) 12.5% of AltC founder shall vest if the price of Post-Closing Company Class A common stock paid or implied in such Sale equals or exceeds $16.00 per share, and in each case, the price paid or implied in such Sale shall be determined after (i) taking into account the dilutive effect of any Earnout Shares that have been or would be issued at Earnout Triggering Event I, Earnout Triggering Event II and Earnout Triggering Event III, as applicable, and (ii) excluding any AltC founder shares that have been or would be forfeited pursuant to the Sponsor Agreement as described in the following sentence. Unvested AltC founder shares (or shares of Post-Closing Company Class A common stock issuable or issued upon conversion thereof) that do not vest upon the occurrence of a Sale will be forfeited immediately prior to the closing of such Sale.

The following table illustrates additional varying ownership levels in the Post-Closing Company immediately following the consummation of the business combination, excluding the dilutive effect of the potential issuance of any Earnout Shares, the potential issuance of any shares of Post-Closing Company Class A common stock upon exercise of outstanding Oklo options assumed by the Post-Closing Company, and the potential issuance of shares of Post-Closing Company Class A common stock initially reserved for issuance under the Incentive Plan and the ESPP, in each of the following scenarios:

●	$275 Million Scenario: which is the scenario that illustrates the number of AltC shareholder redemptions that would result in there being $275.0 million of Available Closing SPAC Cash.
●	$200 Million Scenario: which is the scenario that illustrates the number of AltC shareholder redemptions that would result in there being $200.0 million of Available Closing SPAC Cash. This scenario assumes that (a) Available Closing SPAC Cash, before accounting for the funding of any Sponsor Commitment, is equal to $150.0 million and (b) Oklo waives the Minimum Cash Condition, which would require, pursuant to the Sponsor Agreement, the Sponsor to (i) upon the request of Oklo, fund the full Sponsor Commitment by purchasing 5,000,000 shares of AltC Class A common stock at a price of $10.00 per share and (ii) forfeit 5,000,000 AltC founder shares.

	$275 Million Scenario(1)		$200 Million Scenario(2)
	Number of Shares	% Ownership	Number of Shares	% Ownership
Oklo stockholders(3)	78,223,495	65.9%	78,223,495	73.3%
Sponsor(4)	13,950,000	11.8%	13,950,000	13.1%
AltC public stockholders	26,473,251	22.3%	14,439,955	13.6%
Total	118,646,746	100.0%	106,613,450	100.0%

(1)	Assumes redemptions of 2,677,270 AltC public shares in connection with the Transactions, which would result in $275.0 million in the trust account at Closing. This scenario is based on the trust account balance as of October 31, 2023.
(2)	Assumes redemptions of 14,710,566 AltC public shares in connection with the Transactions, which would result in $150.0 million in the trust account at Closing. This scenario further assumes Oklo requests, which is to be made in Oklo’s sole discretion, that the Sponsor fund the Sponsor Commitment and the Sponsor’s subsequent funding of the Sponsor Commitment, which would result in Oklo’s deemed waiver of the Minimum Cash Condition. In addition, under this scenario, the Sponsor would be required to forfeit 5,000,000 AltC founder shares for no consideration. This scenario is based on the trust account balance as of October 31, 2023.
(3)	Consists of shares of AltC Class A common stock issuable in respect of shares of Oklo capital stock and Oklo SAFEs, in each case, outstanding as of October 31, 2023, based on an assumed Exchange Ratio of 6.340. The Exchange Ratio reflects the Oklo capital stock and Oklo SAFEs, in each case, outstanding as of October 31, 2023.
(4)	Includes 1,450,000 AltC private placement shares held by the Sponsor and 12,500,000 AltC founder shares held by the Sponsor. At the Closing, all of the AltC founder shares held by the Sponsor will be outstanding and entitled to vote; provided, however, that all of such AltC founder shares will be unvested at the Closing. The AltC founder shares held by the Sponsor will vest in four tranches: 50% of them will vest upon the occurrence of Vesting Trigger Event I, 25% of them will vest upon the occurrence of Vesting Trigger Event II, 12.5% of them will vest upon the occurrence of the Vesting Trigger Event III and 12.5% of them will vest upon the occurrence of Vesting Trigger Event IV. Any AltC founder shares held by the Sponsor that do not vest during the Vesting Period will be forfeited for no consideration. As described in footnote 2, in the $200 Million Scenario, the calculations do not include the 5,000,000 forfeited AltC founder shares but include the 5,000,000 shares of AltC Class A common stock to be purchased to fund the Sponsor Commitment. In addition, in the event of a Sale prior to the expiration of the Vesting Period, the vesting of unvested AltC founder shares or shares of Post-Closing Company Class A common stock issued or issuable upon the conversion of the unvested AltC founder shares shall be accelerated as follows: (1) 50% of AltC founder shall vest if the price of Post-Closing Company Class A common stock paid or implied in such Sale equals or exceeds $10.00 per share; (2) 25% of AltC founder shall vest if the price of Post-Closing Company Class A common stock paid or implied in such Sale equals or exceeds $12.00 per share; (3) 12.5% of AltC founder shall vest if the price of Post-Closing Company Class A common stock paid or implied in such Sale equals or exceeds $14.00 per share; and (4) 12.5% of AltC founder shall vest if the price of Post-Closing Company Class A common stock paid or implied in such Sale equals or exceeds $16.00 per share, and in each case, the price paid or implied in such Sale shall be determined after (i) taking into account the dilutive effect of any Earnout Shares that have been or would be issued at Earnout Triggering Event I, Earnout Triggering Event II and Earnout Triggering Event III, as applicable, and (ii) excluding any AltC founder shares that have been or would be forfeited pursuant to the Sponsor Agreement as described in the following sentence. Unvested AltC founder shares (or shares of Post- Closing Company Class A common stock issuable or issued upon conversion thereof) that do not vest upon the occurrence of a Sale will be forfeited immediately prior to the closing of such Sale.

The following table illustrates varying ownership levels in the Post-Closing Company immediately following the consummation of the business combination in each of the No Redemption Scenario, the $250 Million Scenario and the $125 Million Scenario, but, in each case, includes the dilutive effect of the issuance of all Earnout Shares, the issuance of all shares of Post-Closing Company Class A common stock upon exercise of outstanding Oklo options assumed by the Post-Closing Company, and the issuance of all shares of Post-Closing Company Class A common stock initially reserved for issuance under the Incentive Plan and the ESPP:

	No Redemption Scenario(1)			$250 Million Scenario(2)			$125 Million Scenario(3)
	Number of Shares	% Ownership		Number of Shares	% Ownership		Number of Shares	% Ownership
Oklo stockholders(4)	78,223,495%			78,223,495%			78,223,495%
Earnout Shares(5)	15,000,000%			15,000,000%			15,000,000%
Oklo Options(6)	7,007,456%			7,007,456%			7,007,456%
The Incentive Plan(7)			%			%			%
The ESPP(8)			%			%			%
Sponsor(9)	13,950,000%			13,950,000%			12,700,000%
AltC public stockholders	29,150,521%			24,066,592%			7,219,978%
Total		100.0%			100.0%			100.0%
(1)	Assumes no AltC public stockholders exercise their redemption rights.
(2)	Assumes redemptions of 5,083,929 AltC public shares in connection with the Transactions, which would result in $250,000,000 in the trust account at Closing and would not result in any obligation by the Sponsor to fund the Sponsor Commitment. This scenario is based on the trust account balance as of October 31, 2023.
(3)	Assumes redemptions of 21,930,543 AltC public shares in connection with the Transactions, which would result in $75,000,000 in the trust account at Closing. This scenario further assumes Oklo requests, which is to be made in Oklo’s sole discretion, that the Sponsor fund the Sponsor Commitment and the Sponsor’s subsequent funding of the Sponsor Commitment, which would result in Oklo’s deemed waiver of the Minimum Cash Condition. In addition, under this scenario, the Sponsor would be required to forfeit 6,250,000 AltC founder shares for no consideration. This scenario is based on the trust account balance as of October 31, 2023.
(4)	Consists of shares of AltC Class A common stock issuable in respect of shares of Oklo capital stock and Oklo SAFEs, in each case, outstanding as of October 31, 2023, based on an assumed Exchange Ratio of 6.340. The Exchange Ratio reflects the Oklo capital stock and Oklo SAFEs, in each case, outstanding as of October 31, 2023.
(5)	Assumes that all 15,000,000 Earnout Shares are issued to Eligible Oklo Equityholders during the Earnout Period. The Earnout Shares are issuable in three tranches: 50% of them will be issued upon the occurrence of Earnout Triggering Event I, 25% of them will be issued upon the occurrence of Earnout Triggering Event II and 25% of them will be issued upon the occurrence of Earnout Triggering Event III.
(6)	Assumes the issuance of (a) an estimated shares of Post-Company Class A common stock issuable upon exercise of all vested Oklo stock options outstanding at the Closing, which will have a weighted-average exercise price of $ based on the assumed Exchange Ratio of 6.340 and (b) an estimated shares of Post-Closing Company Class A common stock to be reserved for potential future issuance upon the exercise of assumed Oklo options that are not vested as of the Closing, which will have a weighted-average exercise price of $ based on the assumed Exchange Ratio of 6.340, each based on shares subject to outstanding stock options as of October 31, 2023.
(7)	Assumes the issuance of all shares initially reserved for issuance under the Incentive Plan, excluding (a) any shares subject to awards granted under the 2016 Plan (and assumed by AltC pursuant to the Merger Agreement) that are outstanding on the Closing Date and that are subsequently forfeited, expire or lapse unexercised or unsettled or are reacquired by the Post-Closing Company and (b) any shares added pursuant to the provision for an annual increase in shares set forth in the Incentive Plan.
(8)	Assumes the issuance of all shares initially reserved for issuance under the ESPP, excluding any shares added pursuant to the provision for an annual increase in shares set forth in the ESPP.

(9)	Includes 1,450,000 AltC private placement shares held by the Sponsor and 12,500,000 AltC founder shares held by the Sponsor. At the Closing, all of the AltC founder shares held by the Sponsor will be outstanding and entitled to vote; provided, however, that all of the AltC founder shares held by the Sponsor will unvest at the Closing. The AltC founder shares held by the Sponsor will vest in four tranches: 50% of them will vest upon the occurrence of Vesting Trigger Event I, 25% of them will vest upon the occurrence of Vesting Trigger Event II, 12.5% of them will vest upon the occurrence of the Vesting Trigger Event III, and 12.5% of them will vest upon the occurrence of Vesting Trigger Event IV. Any AltC founder shares held by the Sponsor that do not vest during the Vesting Period will be forfeited for no consideration. As described in footnote 3, in the $125 Million Scenario, the calculations do not include the 6,250,000 forfeited AltC founder shares but include the 5,000,000 shares of AltC Class A common stock to be purchased to fund the Sponsor Commitment. In addition, in the event of a Sale prior to the expiration of the Vesting Period, the vesting of unvested AltC founder shares or shares of Post-Closing Company Class A common stock issued or issuable upon the conversion of the unvested AltC founder shares shall be accelerated as follows: (1) 50% of AltC founder shall vest if the price of Post-Closing Company Class A common stock paid or implied in such Sale equals or exceeds $10.00 per share; (2) 25% of AltC founder shall vest if the price of Post-Closing Company Class A common stock paid or implied in such Sale equals or exceeds $12.00 per share; (3) 12.5% of AltC founder shall vest if the price of Post-Closing Company Class A common stock paid or implied in such Sale equals or exceeds $14.00 per share; and (4) 12.5% of AltC founder shall vest if the price of Post-Closing Company Class A common stock paid or implied in such Sale equals or exceeds $16.00 per share, and in each case, the price paid or implied in such Sale shall be determined after (i) taking into account the dilutive effect of any Earnout Shares that have been or would be issued at Earnout Triggering Event I, Earnout Triggering Event II and Earnout Triggering Event III, as applicable, and (ii) excluding any AltC founder shares that have been or would be forfeited pursuant to the Sponsor Agreement as described in the following sentence. Unvested AltC founder shares (or shares of Post-Closing Company Class A common stock issuable or issued upon conversion thereof) that do not vest upon the occurrence of a Sale will be forfeited immediately prior to the closing of such Sale.

The following table illustrates additional varying ownership levels in the Post-Closing Company immediately following the consummation of the business combination in each of the $275 Million Scenario and the $200 Million Scenario, but, in each case, includes the dilutive effect of the issuance of all Earnout Shares, the issuance of all shares of Post-Closing Company Class A common stock upon exercise of outstanding Oklo options assumed by the Post-Closing Company, and the issuance of all shares of Post-Closing Company Class A common stock initially reserved for issuance under the Incentive Plan and the ESPP:

	$275 Million Scenario(1)			$200 Million Scenario(2)
	Number of Shares	% Ownership		Number of Shares	% Ownership
Oklo stockholders(3)	78,223,495		%	78,223,495%
Earnout Shares(4)	15,000,000		%	15,000,000%
Oklo Options(5)	7,007,456		%	7,007,456%
The Incentive Plan(6)			%			%
The ESPP(7)			%			%
Sponsor(8)	13,950,000		%	13,950,000%
AltC public stockholders	26,473,251		%	14,439,955%
Total		100.0%			100.0%
(1)	Assumes redemptions of 2,677,270 AltC public shares in connection with the Transactions, which would result in $275.0 million in the trust account at Closing. This scenario is based on the trust account balance as of October 31, 2023.
(2)	Assumes redemptions of 14,710,566 AltC public shares in connection with the Transactions, which would result in $150.0 million in the trust account at Closing. This scenario further assumes Oklo requests, which is to be made in Oklo’s sole discretion, that the Sponsor fund the Sponsor Commitment and the Sponsor’s subsequent funding of the Sponsor Commitment, which would result in Oklo’s deemed waiver of the Minimum Cash Condition. In addition, under this scenario, the Sponsor would be required to forfeit 5,000,000 AltC founder shares for no consideration. This scenario is based on the trust account balance as of October 31, 2023.
(3)	Consists of shares of AltC Class A common stock issuable in respect of shares of Oklo capital stock and Oklo SAFEs, in each case, outstanding as of October 31, 2023, based on an assumed Exchange Ratio of 6.340. The Exchange Ratio reflects the Oklo capital stock and Oklo SAFEs, in each case, outstanding as of October 31, 2023.

(4)	Assumes that all 15,000,000 Earnout Shares are issued to Eligible Oklo Equityholders during the Earnout Period. The Earnout Shares are issuable in three tranches: 50% of them will be issued upon the occurrence of Earnout Triggering Event I, 25% of them will be issued upon the occurrence of Earnout Triggering Event II and 25% of them will be issued upon the occurrence of Earnout Triggering Event III.
(5)

Assumes the issuance of (a) an estimated shares of Post-Company Class A common stock issuable upon exercise of all vested Oklo stock options outstanding at the Closing, which will have a weighted-average exercise price of $ based on the assumed Exchange Ratio of 6.340 and (b) an estimated shares of Post-Closing Company Class A common stock to be reserved for potential future issuance upon the exercise of assumed Oklo options that are not vested as of the Closing, which will have a weighted-average exercise price of $ based on the assumed Exchange Ratio of 6.340, each based on shares subject to outstanding stock options as of October 31.

(6)

Assumes the issuance of all shares initially reserved for issuance under the Incentive Plan, excluding (a) any shares subject to awards granted under the 2016 Plan (and assumed by AltC pursuant to the Merger Agreement) that are outstanding on the Closing Date and that are subsequently forfeited, expire or lapse unexercised or unsettled or are reacquired by the Post-Closing Company and (b) any shares added pursuant to the provision for an annual increase in shares set forth in the Incentive Plan.

(7)	Assumes the issuance of all shares initially reserved for issuance under the ESPP, excluding any shares added pursuant to the provision for an annual increase in shares set forth in the ESPP.
(8)

Includes 1,450,000 AltC private placement shares held by the Sponsor and 12,500,000 AltC founder shares held by the Sponsor. At the Closing, all of the AltC founder shares held by the Sponsor will be outstanding and entitled to vote; provided, however, that all of the AltC founder shares held by the Sponsor will unvest at the Closing. The AltC founder shares held by the Sponsor will vest in four tranches: 50% of them will vest upon the occurrence of Vesting Trigger Event I, 25% of them will vest upon the occurrence of Vesting Trigger Event II, 12.5% of them will vest upon the occurrence of the Vesting Trigger Event III, and 12.5% of them will vest upon the occurrence of Vesting Trigger Event IV. Any AltC founder shares held by the Sponsor that do not vest during the Vesting Period will be forfeited for no consideration. As described in footnote 2, in the $200 Million Scenario, the calculations do not include the 5,000,000 forfeited AltC founder shares but include the 5,000,000 shares of AltC Class A common stock to be purchased to fund the Sponsor Commitment. In addition, in the event of a Sale prior to the expiration of the Vesting Period, the vesting of unvested AltC founder shares or shares of Post-Closing Company Class A common stock issued or issuable upon the conversion of the unvested AltC founder shares shall be accelerated as follows: (1) 50% of AltC founder shall vest if the price of Post-Closing Company Class A common stock paid or implied in such Sale equals or exceeds $10.00 per share; (2) 25% of AltC founder shall vest if the price of Post-Closing Company Class A common stock paid or implied in such Sale equals or exceeds $12.00 per share; (3) 12.5% of AltC founder shall vest if the price of Post-Closing Company Class A common stock paid or implied in such Sale equals or exceeds $14.00 per share; and (4) 12.5% of AltC founder shall vest if the price of Post-Closing Company Class A common stock paid or implied in such Sale equals or exceeds $16.00 per share, and in each case, the price paid or implied in such Sale shall be determined after (i) taking into account the dilutive effect of any Earnout Shares that have been or would be issued at Earnout Triggering Event I, Earnout Triggering Event II and Earnout Triggering Event III, as applicable, and (ii) excluding any AltC founder shares that have been or would be forfeited pursuant to the Sponsor Agreement as described in the following sentence. Unvested AltC founder shares (or shares of Post- Closing Company Class A common stock issuable or issued upon conversion thereof) that do not vest upon the occurrence of a Sale will be forfeited immediately prior to the closing of such Sale.

The tables above reflect the fact that no Permitted Equity Financing has occurred to date. In addition, these tables assume that (a) no Permitted Equity Financing will occur prior to completion of the business combination, (b) no AltC Class A common stock is issued to the Sponsor in connection with the conversion of unpaid amounts under the Working Capital Loans, of which none are outstanding as of the date of this proxy statement/prospectus/consent solicitation statement and (c) there are no issuances of equity interests of AltC or Oklo other than those described by the tables above and their accompanying footnotes. If the actual facts differ from these assumptions, AltC public stockholders’ percentage ownership in the Post-Closing Company will be different.

See the sections entitled “Proposal No. 1 — The Business Combination Proposal — Impact of the Business Combination on Our Public Float” and “Unaudited Pro Forma Condensed Combined Financial Information” for more information.

Q.	What is the amount of net cash per share of AltC common stock that is being contributed to the Post-Closing Company in the Transactions?
A.

The estimated net cash per share of AltC common stock that is being contributed by AltC to the Post-Closing Company in the Transactions, calculated as of October 31, 2023, in each case, respectively, (i) excluding the impact of the AltC founder shares that convert into unvested shares of Post-Closing Company Class A common stock in the business combination and (ii) including the impact of the AltC founder shares that convert into unvested shares of Post-Closing Company Class A common stock in the business combination, is approximately:

●	$8.81 per share or $6.26 per share under the No Redemption Scenario,
●	$8.66 per share or $5.98 per share under the $275 Million Scenario,
●	$8.50 per share or $5.71 per share under the $250 Million Scenario,
●	$7.99 per share or $5.88 per share under the $200 Million Scenario, and
●	$6.72 per share or $4.61 per share under the $125 Million Scenario.

The estimated net cash per share of AltC common stock that is being contributed by AltC to the Post-Closing Company is calculated as the quotient of (a) (i) the amount of funds held in the trust account (under each of the scenarios presented above), plus (ii) the amount of funds contributed by the Sponsor pursuant to the Sponsor Commitment (if any), less (iii) the amount of estimated AltC transaction expenses of $33,075,000, divided by (b) (i) the number of shares of AltC Class A common stock anticipated to be outstanding as of immediately prior to the Closing (assumed to be 30,600,521 shares under the No Redemption Scenario, 27,923,251 in the $275 Million Scenario, 25,516,592 in the $250 Million Scenario, 20,889,955 in the $200 Million Scenario and 13,669,978 in the $125 Million Scenario), plus (ii) the number of AltC founder shares anticipated to be outstanding as of the Closing (assumed to be none in each scenario when excluding the impact of AltC founder shares that convert into unvested shares of Post-Closing Company Class A common stock and (y) (A) 12,500,000 in the No Redemption Scenario, the $275 Million Scenario and the $250 Million Scenario, (B) 7,500,000 in the $200 Million Scenario and (C) 6,250,000 in the $125 Million Scenario). The estimated net cash per share of AltC common stock that is being contributed to the Post-Closing Company (under each of the scenarios presented above) is less than the $10.00 per share ascribed to such shares in the Merger Agreement or the amount per share that holders of AltC’s public shares would be entitled to receive upon exercise of their redemption rights (which, for illustrative purposes, was approximately $per share as of, 2023, the AltC record date).

Q.	Will AltC obtain new financing in connection with the business combination?
A.

To raise additional proceeds to fund the business combination, on July 11, 2023, AltC entered into an Amended and Restated Sponsor Agreement, by and among AltC, the Sponsor and the other parties thereto, pursuant to which, among other things, the Sponsor agreed, subject to the other terms and conditions included therein, immediately prior to the Closing, to purchase in a private placement up to 5,000,000 shares of AltC Class A common stock at a purchase price of $10.00 per share, equal to an amount up to $50,000,000 (the “Sponsor Commitment”). The amount of the Sponsor Commitment that the Sponsor (or an affiliated co-investor of the Sponsor) will be required to fund will be equal to (i) $250,000,000 minus (ii) Available Closing SPAC Cash, before accounting for the funding of any Sponsor Commitment; which amount, under no circumstances shall exceed the maximum amount of the Sponsor Commitment. For additional information on the terms of the Sponsor Commitment, see the section entitled “Proposal No. 1 — The Business Combination Proposal — Certain Agreements Related to the Business Combination — Sponsor Agreement.”

Please also see the section entitled “Proposal No. 1 — The Business Combination Proposal — Sources and Uses of Funds for the Transactions.”

Q.What conditions must be satisfied to complete the business combination?

A.

There are a number of closing conditions in the Merger Agreement, including the expiration or termination of the applicable waiting period under the HSR Act (which occurred on August 24, 2023) and the approval by AltC stockholders of the business combination proposal, the charter proposal, the incentive plan proposal, the ESPP proposal, the director election proposal and the

NYSE proposal. For a summary of the conditions that must be satisfied or waived prior to completion of the business combination, please see the section entitled “Proposal No. 1 — The Business Combination Proposal — Certain Agreements Related to the Business Combination — Merger Agreement — Conditions to Closing.”

Q.	Are there any arrangements to help ensure that AltC will have sufficient funds, together with the proceeds in its trust account, to fund the aggregate purchase price?
A.

The obligations of Oklo to consummate the business combination are conditioned upon, among others, the Available Closing SPAC Cash, which represents a minimum amount of cash available in AltC’s trust account as of immediately prior to Closing, being least $250,000,000. Additionally, the Merger Agreement provides that the consummation of the business combination is conditioned upon, among other things, AltC having at least $5,000,001 of net tangible assets as of the Closing.

Please see the section entitled “Proposal No. 1 — The Business Combination Proposal — Sources and Uses of Funds for the Transactions.”

Q.What happens if I sell my shares of AltC Class A common stock before the special meeting?

A.

The record date for the special meeting is earlier than the date that the business combination is expected to be completed. If you transfer your shares of AltC Class A common stock after the AltC record date, but before the special meeting, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the special meeting. However, you will not be able to seek redemption of your AltC public shares because you will no longer be able to deliver them for cancellation upon consummation of the business combination. If you transfer your shares of AltC Class A common stock prior to the AltC record date, you will have no right to vote those shares at the special meeting or redeem AltC public shares for a pro rata portion of the funds held in the trust account.

Q.What constitutes a quorum at the special meeting?

A.

A majority of the voting power of all issued and outstanding shares of AltC common stock entitled to vote as of the AltC record date at the special meeting must be present via the virtual meeting platform, or represented by proxy, at the special meeting to constitute a quorum and in order to conduct business at the special meeting. Abstentions will be counted as present for the purpose of determining a quorum. As of the AltC record date,                shares of AltC common stock would be required to be present at the special meeting to achieve a quorum.

AltC’s current bylaws permit the chair of the special meeting to adjourn the special meeting, whether or not there is a quorum, to a later date, time, and place. Notice of such adjournment need not be given if the date, time, and place (or means of remote communication, if any) of the adjourned meeting are announced at the special meeting.

Q.What vote is required to approve the proposals presented at the special meeting?

A.

The approval of each of the business combination proposal, the governance proposal (which is a non-binding advisory vote), the incentive plan proposal, the ESPP proposal, the NYSE proposal and, if presented, the adjournment proposal require the affirmative vote of a majority of the votes cast by holders of outstanding shares of AltC common stock represented at the special meeting by attendance via the virtual meeting website or by proxy and entitled to vote at the special meeting. Accordingly, if a valid quorum is established, an AltC stockholder’s failure to vote by proxy or to vote at the special meeting with regard to the business combination proposal, the governance proposal, the incentive plan proposal, the ESPP proposal, the NYSE proposal and, if presented, the adjournment proposal will have no effect on such proposals.

The approval of the charter proposal requires the affirmative vote of holders of a majority of the outstanding shares of AltC Class B common stock entitled to vote thereon at the special meeting, voting separately, as well as the affirmative vote of holders of a majority of the outstanding shares of AltC Class A common stock and AltC Class B common stock entitled to vote thereon at the special meeting, voting together as a single class. Accordingly, if a valid quorum is established, an AltC stockholder’s failure to vote by proxy or to vote at the special meeting with regard to the charter proposal will have the same effect as a vote “AGAINST” such proposal.

Directors are elected by a plurality of all of the votes cast by holders of shares of AltC common stock represented at the special meeting by attendance via the virtual meeting website or by proxy and entitled to vote thereon at the special meeting. This means that the seven director nominees who receive the most affirmative votes will be elected. AltC stockholders may not cumulate their votes with respect to the election of directors. Accordingly, if a valid quorum is established, an AltC stockholder’s failure to vote by proxy or to vote at the special meeting or a withhold vote with regard to a director nominee named in the director election proposal will have no effect on such proposal.

Q.How many votes do I have at the special meeting?

A.

AltC stockholders are entitled to one vote on each proposal presented at the special meeting for each share of AltC common stock held of record as of                 , 2023, the record date for the special meeting. As of the close of business on the AltC record date, there were                 outstanding shares of AltC common stock.

Q.Why is AltC proposing the governance proposal?

A.

As required by applicable SEC guidance, AltC is requesting that its stockholders vote upon, on a non-binding advisory basis, a proposal to approve certain governance provisions contained in the Post-Closing Company’s certificate of incorporation that materially affect stockholder rights. This separate vote is not otherwise required by Delaware law separate and apart from the charter proposal, but pursuant to SEC guidance, AltC is required to submit these provisions to its stockholders separately for approval. However, the stockholder vote regarding this proposal is an advisory vote, and is not binding on AltC and the AltC Board (separate and apart from the approval of the charter proposal). Furthermore, the business combination is not conditioned on the separate approval of the governance proposal (separate and apart from approval of the charter proposal). Please see the section entitled “Proposal No. 3 — The Governance Proposal.”

Q.Do I have redemption rights?

A.

If you are a holder of AltC public shares, you have the right to demand that AltC redeem such shares for cash in an amount equal to the pro rata portion of the funds held in the trust account. AltC sometimes refers to these rights to demand redemption of AltC public shares as “redemption rights.”

Notwithstanding the foregoing, a holder of AltC public shares, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from seeking redemption with respect to more than 15% of the AltC public shares. Accordingly, all AltC public shares in excess of 15% held by an AltC public stockholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group,” will not be redeemed.

Under AltC’s current certificate of incorporation, the business combination may be consummated only if AltC has at least $5,000,001 of net tangible assets after giving effect to all holders of AltC public shares that properly demand redemption of their shares for cash on the date that is two business days prior to the date of the special meeting.

Pursuant to the Sponsor Agreement, the Sponsor and the Insiders have agreed to waive their redemption rights with respect to all of their shares of AltC common stock in connection with the consummation of the business combination and, because of this, such shares of AltC common stock are excluded from the pro rata calculation used to determine the per-share redemption price. As is customary in transactions of this type, the Sponsor and the Insiders did not receive any consideration for waiving their redemption rights.

Q.How do I exercise my redemption rights?

A.

If you are a holder of AltC public shares and wish to exercise your redemption rights, you must demand that AltC redeem your shares into cash no later than 5:00 p.m. Eastern time on , the second business day preceding the special meeting vote on the business combination proposal, by delivering your stock to Continental Stock Transfer & Trust Company, AltC’s transfer agent, physically or electronically using Depository Trust Company’s Deposit and Withdrawal at Custodian (“DWAC”) System and requesting in writing that we redeem your AltC public shares for cash to Continental Stock Transfer & Trust Company, AltC’s transfer agent, at the following address: One State Street 30th Floor, New York, New York 10004. Any holder of AltC public shares will be entitled to demand that such holder’s shares be redeemed for cash in an amount equal to their pro rata portion of the

funds held in the trust account (which, for illustrative purposes, was approximately $      or $      per share, as of the AltC record date). Such amount, less any owed but unpaid taxes on the funds in the trust account, will be paid promptly upon consummation of the business combination. However, under Delaware law, the funds held in the trust account could be subject to claims which could take priority over those of AltC public stockholders exercising redemption rights, regardless of whether such holders vote for or against the business combination proposal. Therefore, the per-share distribution from the trust account in such a situation may be less than originally anticipated due to such claims. Your vote on any proposal other than the business combination proposal will have no impact on the amount you will receive upon exercise of your redemption rights.

Any request for redemption, once made by a holder of AltC public shares, may be withdrawn at any time up to the time the vote is taken with respect to the business combination proposal at the special meeting. If you deliver your AltC public shares for redemption to AltC’s transfer agent and later decide prior to the special meeting not to elect redemption, you may request that AltC’s transfer agent return the shares (physically or electronically). You may make such request by contacting AltC’s transfer agent at the address listed at the end of this section.

Any corrected or changed proxy card or written demand of redemption rights must be received by AltC’s transfer agent at least two business days prior to the vote taken on the business combination proposal at the special meeting. No demand for redemption will be honored unless the holder’s stock has been delivered (either physically or electronically) to the transfer agent at least two business days prior to the vote at the special meeting.

If a redemption demand is properly made as described above, then, if the business combination is consummated, AltC will redeem such AltC public shares for a pro rata portion of funds held in the trust account. If you exercise your redemption rights, then you will be exchanging your AltC public shares for cash.

Q:What are the U.S. federal income tax consequences of exercising my redemption rights?

A:

Generally, an AltC stockholder that is a U.S. person and exercises its redemption rights to receive cash from the trust account in exchange for its shares of AltC Class A common stock will be required to treat the business combination as a sale of such shares and recognize gain or loss in an amount equal to the difference, if any, between the amount of cash received in the redemption and the tax basis of the shares of AltC Class A common stock redeemed. Such gain or loss should be treated as capital gain or loss if such shares were held as a capital asset on the date of the redemption.

The redemption, however, may be treated as a corporate distribution if (i) it does not result in a “complete termination” of the redeeming stockholder’s interest in AltC, (ii) it does not effect a meaningful reduction in the redeeming stockholder’s percentage ownership in AltC and (iii) it is not a “substantially disproportionate redemption,” in each case, taking into account certain attribution rules to determine the number of shares of AltC Class A common stock owned by the redeeming shareholder. Any such corporate distribution will be treated as dividend income to the extent of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Any distribution in excess of our earnings and profits will reduce the redeeming stockholders’ basis in AltC Class A common stock, and any remaining excess will be treated as gain realized on the sale or other disposition of AltC Class A common stock, as discussed above.

If the redemption of a AltC stockholder that is a Non-U.S. holder is treated as a distribution, as discussed above in the second paragraph, such a distribution generally will constitute a dividend for U.S. federal income tax purposes to the extent paid out of AltC’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles) and, provided such dividend is not effectively connected with the Non-U.S. holder’s conduct of a trade or business within the U.S., we will be required to withhold tax from the gross amount of the dividend at a rate of 30%, unless such Non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and timely provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E). Distributions in excess of AltC’s current and accumulated earnings and profits that are treated as a return of capital or distributions in excess of the Non-U.S. holder’s adjusted tax basis in AltC Class A common stock redeemed will not be subject to the 30% withholding tax. Additionally, a Non-U.S. holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of AltC Class A common stock (including the portion of any distribution treated as a gain recognized on the sale or other taxable disposition of AltC Class A common stock) unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such stockholder maintains in the United States). An AltC stockholder who is a Non-U.S. holder should consult their own tax advisors with respect to the tax treatment of the redemption of AltC Class A common stock. Please see the section entitled “Proposal No. 1 —

The Business Combination Proposal — Material U.S. Federal Income Tax Consequences for AltC Stockholders Exercising Redemption Rights.”

TAX MATTERS ARE COMPLICATED, AND THE TAX CONSEQUENCES OF EXERCISING YOUR REDEMPTION RIGHTS WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. YOU SHOULD CONSULT WITH AND RELY SOLELY UPON YOUR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE EXERCISE OF REDEMPTION RIGHTS TO YOU IN YOUR PARTICULAR CIRCUMSTANCES.

Q.	Do I have appraisal rights if I object to the business combination proposal?
A.	AltC stockholders do not have appraisal rights in connection with the business combination under the DGCL. Please see the section entitled “Appraisal Rights — Appraisal Rights of AltC Stockholders.”
Q.	How are the funds in the trust account currently being held?
A.

All funds in the trust account are held and will be held in cash (which may include demand deposit accounts) until the earlier of consummation of our initial business combination or liquidation. Please see “Risk Factors — If we are deemed to be an investment company under the Investment Company Act, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete our initial business combination.”

Q.	What happens to the funds deposited in the trust account after consummation of the business combination?
A.

A total of $500,000,000 was placed in the trust account immediately following the AltC IPO. After consummation of the business combination, the funds in the trust account will be used to pay holders of the AltC public shares that exercise redemption rights, to pay fees and expenses incurred in connection with the business combination . As of the date of this proxy statement/prospectus/consent solicitation statement, BofA Securities, Inc., Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC (collectively, the “Waiving Underwriters”) have waived any claim to deferred underwriting fees payable pursuant to that certain Underwriting Agreement, dated as of July 7, 2021, by and among AltC and Citi, as representative of the underwriters (the “Underwriting Agreement”) in connection with their underwriting services performed in connection with the AltC IPO, which would result in $7,000,000 in remaining deferred underwriting fees payable upon the consummation of the business combination, assuming no further waivers by the underwriters of the AltC IPO. Please see the section entitled “Proposal No. 1 — The Business Combination Proposal — Sources and Uses of Funds for the Transactions.”

Q.	What happens if a substantial number of AltC public stockholders vote in favor of the business combination proposal and exercise their redemption rights?
A.

AltC public stockholders may vote in favor of the business combination and still exercise their redemption rights. Accordingly, the business combination may be consummated even though the funds available from the trust account and the number of AltC public stockholders are substantially reduced as a result of redemptions by AltC public stockholders.

Q.	What happens if the business combination is not consummated?
A.

If AltC does not complete the business combination for whatever reason, AltC would search for another target business with which to complete an initial business combination. If AltC does not complete an initial business combination with Oklo or another target business by July 12, 2024 (or such earlier date as determined by the AltC Board), AltC must redeem 100% of the outstanding AltC public shares, at a per-share price, payable in cash, equal to the amount then held in the trust account divided by the number of outstanding AltC public shares. The Sponsor and the Insiders have no redemption rights in the event an initial business combination is not effected in the completion window, and, accordingly, their AltC founder shares will be worthless.

Q.	How do the Sponsor and the Insiders intend to vote on the proposals?
A.

The Sponsor owns of record and is entitled to vote an aggregate of        % of the outstanding shares of AltC common stock as of the AltC record date. Pursuant to the terms of the Sponsor Agreement, the Sponsor and the Insiders have each agreed to vote their shares of AltC common stock, including AltC founder shares, AltC private placement shares and any AltC public shares held by them as of the AltC record date, in favor of the business combination proposal and the other proposals described in this proxy statement/prospectus/consent solicitation statement. The Sponsor and Insiders may have interests in the Transactions that may conflict with your interests as an AltC stockholder, see the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of Certain AltC Persons in the Business Combination.”

Q.	When do you expect the business combination to be completed?
A.

It is currently anticipated that the business combination will be consummated promptly following the special meeting, which is set for                 , 2023, subject to the satisfaction of customary closing conditions; however, such meeting could be adjourned, as described above. For a description of the conditions to the completion of the business combination, please see the section entitled “Proposal No. 1 — The Business Combination Proposal —  Certain Agreements Related to the Business Combination — The Merger Agreement — Conditions to Closing.”

Q.	What do I need to do now?
A.

AltC urges you to read carefully and consider the information contained in this proxy statement/prospectus/consent solicitation statement, including the Annexes and the other documents referred to herein, and to consider how the business combination will affect you as an AltC stockholder. AltC stockholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus/consent solicitation statement and on the enclosed proxy card, or, if you hold your shares of AltC common stock through a brokerage firm, bank or other nominee, on the voting instruction form provided by the broker, bank or other nominee.

Q.	How do I vote?
A.

The special meeting will be held via live webcast at             a.m. Eastern Time, on                , 2023. The special meeting can be accessed by visiting             , where you will be able to listen to the meeting live and vote during the meeting. Please note that you will only be able to access the special meeting by means of remote communication.

If you are a holder of record of shares of AltC common stock on the AltC record date, you may vote at the special meeting via the virtual meeting platform or by submitting a proxy for the special meeting. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope. If you hold your shares of AltC common stock in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares of AltC common stock or, if you wish to attend the meeting and vote, obtain a proxy card from your broker, bank or nominee.

Q.	If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?
A.

Under the rules of various national and regional securities exchanges, your broker, bank or nominee cannot vote your shares of AltC common stock with respect to non-routine matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. We believe the proposals presented to the stockholders at the special meeting will be considered non-routine and, therefore, your broker, bank or nominee cannot vote your shares of AltC common stock without your instruction on any of the proposals presented at the special meeting. If you do not provide instructions with your proxy, your broker, bank or other nominee may deliver a proxy card expressly indicating that it is NOT voting your shares of AltC common stock; this indication that a broker, bank or nominee is not voting your shares is referred to as a “broker non-vote.” Broker non-votes will not be counted for the purposes of determining the existence of a quorum or for purposes of determining the number of votes cast at the special meeting. Your bank, broker or other nominee can vote your shares of AltC common stock only if you provide instructions on how to vote. You should instruct your broker to vote your shares of AltC common stock in accordance with directions you provide.

Q.	How will a broker non-vote impact the results of each proposal?
A.	Broker non-votes will count as a vote “AGAINST” the charter proposal but will not have any effect on the outcome of any other proposals.

Q.	May I change my vote after I have mailed my signed proxy card?
A.

AltC stockholders of record may send a later-dated, signed proxy card to AltC’s transfer agent at the address set forth at the end of this section so that it is received prior to the vote at the special meeting or attend the special meeting and vote. AltC stockholders also may revoke their proxy by sending a notice of revocation to AltC’s transfer agent, which must be received prior to the vote at the special meeting.

Q.	What happens if I fail to take any action with respect to the special meeting?
A.

If you fail to take any action with respect to the special meeting and the business combination is approved by AltC stockholders, the business combination will be consummated in accordance with the terms of the Merger Agreement. If you fail to take any action with respect to the special meeting and the business combination is not approved, we will not consummate the business combination.

Q.	What will happen if I sign and return my proxy card without indicating how I wish to vote?
A.

Signed and dated proxies received by us without an indication of how an AltC stockholder intends to vote on a proposal will be voted “FOR” each proposal presented to AltC stockholders. The proxyholders may use their discretion to vote on any other matters which properly come before the special meeting.

Q.	What should I do if I receive more than one set of voting materials?
A.

AltC stockholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus/consent solicitation statement and multiple proxy cards or voting instruction cards. For example, if you hold your shares of AltC common stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares of AltC common stock are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your shares of AltC common stock.

Q.	Who can help answer my questions?
A.	If you have questions about the business combination or if you need additional copies of the proxy statement/prospectus/consent solicitation statement or the enclosed proxy card you should contact:

AltC Acquisition Corp.

640 Fifth Avenue, 12th Floor

New York, NY 10019

Attention: Jay Taragin, Chief Financial Officer

Email: info@churchillcapitalcorp.com

or:

Morrow Sodali LLC

333 Ludlow Street, 5th Floor, South Tower

Stamford CT 06902

Call Toll-Free (800) 662-5200 or (203) 658-9400

Email: ALCC.info@investor.morrowsodali.com

To obtain timely delivery, our stockholders must request any additional materials no later than five business days prior to the special meeting. You may also obtain additional information about AltC from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.” If you are a holder of AltC public shares and you intend to seek redemption of your shares, you will need to deliver your stock (either physically or electronically) to AltC’s transfer agent at the address below prior to the vote at the special meeting. See the section entitled “Special Meeting of AltC Stockholders — Redemption Rights.”

If you have questions regarding the certification of your position or delivery of your stock, please contact:

Continental Stock Transfer & Trust Company

One State Street Plaza, 30th Floor

New York, New York 10004

Attn: SPAC Redemption Team

Email: spacredemptions@continentalstock.com

Questions and Answers for Oklo stockholders about the consent solicitation and the business combination

Q:	Why am I, an Oklo stockholder, receiving this proxy statement/prospectus/consent solicitation statement?
A:

AltC and Oklo have agreed to the merger of Merger Sub with and into Oklo, with Oklo surviving such merger as a wholly owned subsidiary of AltC pursuant to the terms of the Merger Agreement (the “Merger,” and together with the other transactions contemplated by the Merger Agreement and the related agreements, the “Transactions” or the “business combination”). A copy of the Merger Agreement is attached to this proxy statement/prospectus/consent solicitation statement as Annex A, and Oklo encourages its stockholders to read it in its entirety. Oklo stockholders are being asked to consider and consent to a proposal to approve and adopt the Merger Agreement and the related agreements to which Oklo is a party and to approve the Merger and the other Transactions (the “Oklo business combination proposal”). Please see the section entitled “Proposal No. 1 — The Business Combination Proposal.”

This proxy statement/prospectus/consent solicitation statement and its Annexes contain important information about the Oklo business combination proposal and the solicitation of written consents. You should read this proxy statement/prospectus/consent solicitation statement and its Annexes carefully and in their entirety.

Oklo stockholders are encouraged to return their written consent as soon as possible after carefully reviewing this proxy statement/prospectus/consent solicitation statement and its Annexes.

Q:	What will happen to my existing shares of Oklo capital stock in the Merger?
A:

Each share of Oklo common stock issued and outstanding immediately prior to the Closing (including shares of Oklo common stock resulting from the conversion of the Oklo preferred stock and Oklo SAFEs immediately prior to the Closing, but excluding Excluded Shares and Dissenting Shares) will be automatically surrendered and exchanged for (a) the right to receive the number of shares of AltC Class A common stock equal to the Exchange Ratio and (b) the contingent right to receive Earnout Shares that may be issued during the Earnout Period, in each case in accordance with the terms of the Merger Agreement.

At the Closing, it is anticipated that approximately 78,223,495 shares of AltC Class A common stock will be issued to Oklo stockholders in the Merger in exchange for all outstanding shares of Oklo common stock (including shares of Oklo common stock resulting from the conversion of the Oklo preferred stock and Oklo SAFEs immediately prior to the Closing). It is also anticipated that AltC will reserve for issuance up to 7,007,456 shares of Post-Closing Company Class A common stock in respect of the Oklo options assumed pursuant to the terms of the Merger Agreement. Such reserved shares are not included in the 92,832,673 shares registered in this registration statement and are not subject to registration rights.Additionally, Eligible Oklo Equityholders will be issued up to an aggregate of 15,000,000 shares of Post-Closing Company Class A common stock during the Earnout Period. Please see the sections entitled “Proposal No. 1 — The Business Combination Proposal — General — Merger Consideration” and “Proposal No. 1 — The Business Combination Proposal — General — Earnout” for further information on the consideration being paid to Oklo stockholders.

Q:	What is the recommendation of the Oklo Board?
A:

Sam Altman recused himself from the Oklo Board with respect to the business combination. Of those who voted, the Oklo Board unanimously recommends that Oklo stockholders approve the Oklo business combination proposal.

Q:	Do any of Oklo’s directors or officers, including Sam Altman, have interests in the business combination that may differ from or be in addition to the interests of Oklo stockholders?
A:

Oklo stockholders should be aware that certain executive officers and directors of Oklo, including Sam Altman, have interests in the business combination that may be different from, or in addition to, the interests of Oklo stockholders generally. The Oklo Board was aware of and considered these interests, among other matters, in evaluating and negotiating the business combination and in recommending to Oklo stockholders that they consent to the Oklo business combination proposal. See the section entitled “Solicitation of Written Consents of Oklo Stockholders — Interests of Certain AltC Persons in the Business Combination.”

Q:	Who is entitled to act by written consent?
A:

Oklo stockholders of record holding outstanding shares of Oklo capital stock at the close of business on the record date of               , 2023 (the “Oklo record date”) will be notified of, and be entitled to, execute and deliver a written consent with respect to the Oklo business combination proposal.

Q:	How can I give my consent?
A:

Oklo stockholders may give their consent by completing, dating and signing the written consent enclosed with this proxy statement/prospectus/consent solicitation statement and returning it to Oklo by emailing a .pdf copy to consents@oklo.com or by mailing your written consent to Oklo Inc., 3190 Coronado Dr., Santa Clara, CA 95054, Attention: Consents. Oklo will not call or convene any meeting of its stockholders in connection with the approval of the Oklo business combination proposal.

Q:	What approval is required to approve the business combination?
A:

Approval of the business combination requires the affirmative vote in favor of the Oklo business combination proposal by holders of at least (a) a majority of the issued and outstanding shares of Oklo common stock and Oklo preferred stock (voting together as a single class on an as-converted to common stock basis) and (b) 60% of the issued and outstanding shares of Oklo preferred stock (voting together as a single class).

Q:	What happens if I do not return my written consent?
A:	If you hold shares of Oklo capital stock as of the Oklo record date and you do not return your written consent, it will have the same effect as a vote against the Oklo business combination proposal.
Q:	Do Oklo stockholders have appraisal rights if they object to the business combination?
A:

Pursuant to Section 262 of the DGCL, Oklo stockholders that comply with the applicable requirements of Section 262 of the DGCL and do not otherwise fail to perfect, waive, withdraw or lose the right to appraisal under Delaware law have the right to seek appraisal of the fair value of their shares of Oklo common stock and/or Oklo preferred stock, as determined by the Delaware Court of Chancery (the “Court”), if the business combination is completed. The “fair value” of your shares of Oklo capital stock as determined by the Court may be more or less than, or the same as, the value of the consideration that you are otherwise entitled to receive under the Merger Agreement. Oklo stockholders that do not consent to the Oklo business combination proposal, which, among other things adopts the Merger Agreement, and that wish to preserve their appraisal rights must so advise Oklo by submitting a demand for appraisal within the period prescribed by Section 262 of the DGCL after receiving a notice from Oklo that appraisal rights are available to them, and must otherwise precisely follow the procedures prescribed by Section 262 of the DGCL. Failure to follow any of the statutory procedures set forth in Section 262 of the DGCL will result in the loss or waiver of appraisal rights under Delaware law. In view of the complexity of Section 262 of the DGCL, Oklo stockholders that may wish to pursue appraisal rights should consult their legal and financial advisors. For additional information on appraisal rights available to Oklo stockholders, see the section entitled “Appraisal Rights — Appraisal Rights of Oklo Stockholders.”

Q:	What is the deadline for returning my written consent?
A:

The Oklo Board has set               , 2023 as the targeted final date for receipt of written consents (such date, as it may be extended in accordance with the next sentence, the “consent deadline”). Oklo reserves the right to extend the consent deadline beyond               , 2023. Any such extension may be made without notice to Oklo stockholders.

Q:	Can I change or revoke my written consent?
A:

You may change or revoke your consent to the Oklo business combination proposal at any time before the consent deadline. If you wish to change or revoke your consent before the consent deadline, you may do so by sending in a written notice to that effect by one of the means described in the section entitled “Solicitation of Written Consents of Oklo Stockholders.”

Q:	What do I need to do now?
A:

Oklo urges you to read carefully and consider the information contained in this proxy statement/prospectus/consent solicitation statement, including the Annexes and the other documents referred to herein, and to consider how the Merger and other Transactions will affect you as an Oklo stockholder. Once the registration statement of which this proxy statement/prospectus/consent solicitation statement is a part has been declared effective by the SEC, Oklo will solicit your written consent. Sam Altman recused himself from the Oklo Board with respect to the business combination. Of those who voted, the Oklo Board unanimously recommends that all Oklo stockholders approve the Oklo business combination proposal by executing and returning to Oklo the written consent furnished with this proxy statement/prospectus/consent solicitation statement as soon as possible and no later than the consent deadline.

Q:	What are the U.S. federal income tax consequences of the business combination to U.S. holders of Oklo capital stock?
A:

For general information on the material U.S. federal income tax consequences of the business combination to holders of Oklo capital stock, see the section entitled “Proposal No. 1 — The Business Combination Proposal — Material U.S. Federal Income Tax Consequences of the Business Combination to Oklo Stockholders.”

Q:	Who can help answer my questions about the consent solicitation?
A:

If you have questions about the business combination or the process for returning your written consent, or if you need additional copies of this proxy statement/prospectus/consent solicitation statement or a replacement written consent, please contact us in writing at Oklo Inc., 3190 Coronado Dr., Santa Clara, CA 95054, Attention: Consents, or by email at consents@oklo.com.

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION STATEMENT

This summary highlights selected information from this proxy statement/prospectus/consent solicitation statement and does not contain all of the information that is important to you. To better understand the proposals to be submitted by AltC for a vote at the special meeting, including the business combination proposal, and about Oklo’s solicitation of written consent with respect to the Oklo business combination proposal, you should read this entire document carefully, including the Merger Agreement attached as Annex A to this proxy statement/prospectus/consent solicitation statement. The Merger Agreement is the legal document that governs the Transactions that will be undertaken in connection with the business combination. It is also described in detail in this proxy statement/prospectus/consent solicitation statement in the section entitled “Proposal No. 1 — The Business Combination Proposal — Certain Agreements Related to the Business Combination — Merger Agreement.”

The Parties

AltC

AltC Acquisition Corp. is a blank check company formed in order to effect a merger, share exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses. AltC was incorporated under the laws of Delaware on February 1, 2021.

On July 12, 2021, AltC closed its initial public offering (the “AltC IPO”) of 50,000,000 shares of AltC Class A common stock (the “AltC public shares”), including the full exercise of the over-allotment option to the extent of 5,000,000 shares. The shares of AltC Class A common stock were sold at an offering price of $10.00 per share, generating gross proceeds of $500,000,000. Simultaneously with the consummation of the AltC IPO and the exercise of the underwriters’ over-allotment option, AltC consummated the private sale of 1,450,000 shares of AltC Class A common stock (each an “AltC private placement share” and, collectively, the “AltC private placement shares”) at a price of $10.00 per share. A total of $500,000,000 was deposited into the trust account and the remaining net proceeds became available to be used as working capital to provide for business, legal and accounting due diligence on prospective initial business combinations and continuing general and administrative expenses. The AltC IPO was conducted pursuant to a registration statement on Form S-1 that became effective on July 7, 2021. As of               , 2023, the record date for the special meeting of stockholders of AltC (the “special meeting”), there was approximately $          held in the trust account.

Shares of AltC Class A common stock are listed on the New York Stock Exchange (“NYSE”) under the symbol “ALCC.” In connection with the business combination, AltC will change its name to Oklo Inc., and upon the Closing, we expect that Post-Closing Company Class A common stock will begin trading on the NYSE under the symbol “OKLO.”

The mailing address of AltC’s principal executive office is 640 Fifth Avenue, 12th Floor, New York, NY 10019. Its telephone number is (212) 380-7500. After the consummation of the business combination, its principal executive office will be that of Oklo.

Merger Sub

AltC Merger Sub, Inc. is a wholly owned subsidiary of AltC formed solely for the purpose of effectuating the Merger described herein. Merger Sub was incorporated under the laws of Delaware as a corporation on July 5, 2023. Merger Sub owns no material assets and does not operate any business.

The mailing address of Merger Sub’s principal executive office is 640 Fifth Avenue, 12th Floor, New York, NY 10019. Its telephone number is (212) 380-7500. After the consummation of the business combination, Merger Sub will cease to exist as a separate legal entity.

Oklo

Oklo was founded in 2013 with the goal of revolutionizing the energy landscape by developing clean, reliable, affordable energy solutions at scale. Oklo believes that global demand for reliable, clean energy is growing rapidly and the International Energy Agency estimates that new policies in major energy markets will propel an expected $2 trillion to be spent on new clean power generation globally by 2030. Oklo is pursuing two complementary tracks to address this demand: providing reliable, commercial-scale energy to customers and selling used nuclear fuel recycling services to the U.S. market.

Oklo is developing next-generation fast fission power plants called “powerhouses.” In its differentiated build, own, and operate business model, Oklo plans to sell power in the forms of electricity and heat directly to customers, which Oklo believes can allow for fast-tracked customer adoption. In addition, Oklo believes it is a pioneer in the nuclear industry in the development of fuel recycling capabilities, which can unlock the energy content of used fuel; Oklo also believes this business unit can complement its market position by vertically integrating and securing our fuel supply chain. Oklo’s principal executive offices are at 3190 Coronado Dr., Santa Clara, CA 95054.

Emerging Growth Company

AltC is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, it is eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in their periodic reports and this proxy statement/prospectus/consent solicitation statement, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. If some investors find AltC’s securities less attractive as a result, there may be a less active trading market for AltC’s securities and the prices of its securities may be more volatile.

AltC will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following July 12, 2026, the fifth anniversary of the AltC IPO, (b) in which AltC has total annual gross revenue of at least $1,235,000,000, or (c) in which AltC is deemed to be a large accelerated filer, which means the market value of AltC common stock that is held by non-affiliates exceeds $700,000,000 as of the end of the prior fiscal year’s second fiscal quarter; and (2) the date on which AltC has issued more than $1,000,000,000 in non-convertible debt during the prior three-year period. References herein to “emerging growth company” shall have the meaning associated with it in the JOBS Act.

Smaller Reporting Company

We are also a “smaller reporting company” under the Exchange Act. We may continue to be a smaller reporting company so long as, as of June 30 of the preceding year, (i) the market value of our voting and non-voting equity held by non-affiliates, or our public float, is less than $250 million; or (ii) we have annual revenues less than $100 million and either we have no public float or our public float is less than $700 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

The Business Combination

Structure of the Transactions

On July 11, 2023, AltC entered into the Merger Agreement with Merger Sub and Oklo. Pursuant to the Merger Agreement, the parties thereto will enter into the business combination by which Merger Sub will merge with and into Oklo, with Oklo surviving such merger as a wholly owned subsidiary of AltC (the “Merger”).

Merger Consideration

Oklo will take all actions necessary or appropriate so that, immediately prior to the Closing, (a) all shares of Oklo preferred stock will be converted into shares of Oklo common stock (the “Preferred Conversion”) and (b) all Oklo SAFEs will be converted into shares of Oklo common stock in accordance with the terms of such Oklo SAFEs, in each case pursuant to the terms of the Merger Agreement (the “SAFE Conversion” and, together with the Preferred Conversion, the “Conversion”). All of the Oklo preferred stock and Oklo SAFEs which convert into Oklo common stock will no longer be outstanding, and each holder of Oklo preferred stock and Oklo SAFEs will thereafter cease to have any rights with respect to such Oklo preferred stock and Oklo SAFEs, respectively.

Subject to the terms of the Merger Agreement, the aggregate consideration to be paid to Oklo equityholders, including Oklo stockholders and holders of Oklo SAFEs and outstanding Oklo options (the “Merger Consideration”) will be (a) (i) $850,000,000 plus (ii) the amount of any net proceeds raised by Oklo prior to Closing through the sale (or a series of related sales) of its equity securities in a bona fide equity financing transaction (subject to certain limitations, a “Permitted Equity Financing”), if any (the sum of (i) and (ii), the “Equity Value”)), which will be paid entirely in shares of AltC common stock in an amount equal to $10.00 per share, in addition to (b) the contingent right for Eligible Oklo Equityholders to receive Earnout Shares, in three separate tranches equal to (i) 7,500,000 shares of Post-Closing Company Class A common stock, (ii) 5,000,000 shares of Post-Closing Company Class A common stock, and (iii) 2,500,000 shares of Post-Closing Company Class A common stock, that will be issued upon the occurrence of an Earnout Triggering Event during the Earnout Period.

Each share of Oklo common stock issued and outstanding immediately prior to the Closing will be automatically surrendered and exchanged for the right to receive a number of shares of AltC Class A common stock equal to the Exchange Ratio, which is based on the per share Equity Value. Assuming a Closing Date of               , 2023, we expect that the Exchange Ratio will be approximately 6.340 shares of AltC Class A common stock for each issued and outstanding share of Oklo common stock. See the section entitled “Proposal No. 1 — The Business Combination Proposal — General — Merger Consideration.”

At the Effective Time, by virtue of the Merger and without any further action on the part of AltC, Merger Sub, Oklo or any holder of any securities of AltC or Oklo, the following will occur:

●	Each share of Oklo common stock (including shares of Oklo common stock issued upon the Conversion) issued and outstanding immediately prior to the Effective Time (other than Excluded Shares and Dissenting Shares) will be automatically surrendered and exchanged for (a) the right to receive a number of shares of AltC Class A common stock equal to the Exchange Ratio and (b) the contingent right to receive Earnout Shares that may be issued during the Earnout Period (the “per share Merger Consideration), in each case in accordance with the terms of the Merger Agreement.
●	Each issued and outstanding share of common stock of Merger Sub will be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.0001 per share, of Oklo, which will constitute the only outstanding shares of common stock of Oklo as the surviving entity.
●	Each share of Oklo capital stock held in Oklo’s treasury or owned by AltC, Merger Sub or Oklo immediately prior to the Effective Time (each, an “Excluded Share”) will automatically be cancelled or surrendered (as applicable) and no consideration will be paid or payable with respect thereto.

For more information regarding the sources and uses of the funds utilized to consummate the business combination, please see the section entitled “Proposal No. 1 — The Business Combination Proposal — Sources and Uses of Funds for the Transactions.”

Exchange and Fractional Shares

Immediately prior to or at the Effective Time, AltC will deposit, or cause to be deposited, with Continental Stock Transfer & Trust Company (the “Exchange Agent”) evidence in book-entry form of shares of AltC Class A common stock representing the number of shares of AltC Class A common stock sufficient to deliver the Merger Consideration.

At or prior to the Effective Time, AltC will instruct the Exchange Agent to issue to each Oklo stockholder the portion of the Closing Merger Consideration to which that Oklo stockholder is entitled pursuant to the Merger Agreement at or promptly after the Closing.

Notwithstanding anything to the contrary as described in the Merger Agreement, no fraction of a share of AltC Class A common stock will be issued by virtue of the Merger Agreement or the Transactions, and each Oklo stockholder that would otherwise be entitled to a fraction of a share of AltC Class A common stock (after aggregating all shares of AltC Class A common stock to which such Oklo stockholder otherwise would be entitled) will instead have the number of shares of AltC Class A common stock issued to such Oklo stockholder rounded up or down to the nearest whole share of AltC Class A common stock (with 0.5 of a share or greater rounded up), as applicable.

Treatment of Oklo Options

At the Effective Time, each issued and unexercised Oklo option (whether or not vested) will be assumed by the Post-Closing Company and become an option to purchase shares of Post-Closing Company Class A common stock, on the same terms and conditions (including applicable vesting, exercise and expiration provisions) as applied to each such option immediately prior to the Effective Time, except that (a) the number of shares of Post-Closing Company Class A common stock subject to such option will equal the product of (i) the number of shares of Oklo common stock that were subject to such option immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio, rounded down to the nearest whole share, and (b) the per-share exercise price will equal the quotient of (1) the exercise price per share of Oklo common stock at which such option was exercisable immediately prior to the Effective Time, divided by (2) the Exchange Ratio, rounded up to the nearest whole cent. Additionally, each vested Oklo option as of immediately prior to the Effective Time (after taking into consideration any acceleration required by the terms of such option in effect as of the date of the Merger Agreement) will have a contingent right to receive Earnout Shares that may be issued during the Earnout Period. All incentive stock options will be adjusted in accordance with the requirements of Section 424 of the Code and will be adjusted in a manner that complies with Section 409A of the Code.

Earnout

Up to an aggregate of 15,000,000 shares of Post-Closing Company Class A common stock will be issued to Eligible Oklo Equityholders upon the occurrence of an Earnout Triggering Event during the Earnout Period (such shares, the “Earnout Shares”), in three separate tranches equal to (i) 7,500,000 shares of Post-Closing Company Class A common stock, (ii) 5,000,000 shares of Post-Closing Company Class A common stock, and (iii) 2,500,000 shares of Post-Closing Company Class A common stock. Please see the section entitled “Proposal No. 1 — The Business Combination Proposal — General — Earnout.”

Oklo Stockholder Appraisal/Dissenter’s Rights

Under the DGCL, the shares of Oklo capital stock that are issued and outstanding immediately prior to the Effective Time and that are held by stockholders (including beneficial owners) that neither voted in favor of the Merger nor consented thereto in writing and that have demanded properly in writing appraisal or dissenters’ rights for such shares of Oklo capital stock in accordance with the DGCL (collectively, the “Dissenting Shares”; holders of Dissenting Shares being referred to as “Dissenting Stockholders”), and otherwise complied with all of the provisions of the DGCL relevant to the exercise and perfection of appraisal rights, will not be converted into, and such Dissenting Stockholders will have no right to receive, the per share Merger Consideration as provided in the Merger Agreement unless and until such Dissenting Stockholder fails to perfect or withdraws or otherwise loses their right to appraisal and payment under the DGCL. Notwithstanding the foregoing, if any such holder fails to perfect or otherwise waives, withdraws or loses the right to dissent under the DGCL, such holder’s Dissenting Shares will be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the per share Merger Consideration, without any interest thereon, upon surrender, if applicable, as provided in the Merger Agreement without interest or any other payments. See the section entitled “Appraisal Rights — Appraisal Rights of Oklo Stockholders” for a description of Oklo stockholders’ appraisal rights.

Oklo shall serve prompt notice to AltC of any notices of objection, notices of dissent or demands for fair value under Section 262 of the DGCL of any of the shares of Oklo capital stock, attempted withdrawals of such notices or demands and any other instruments served pursuant to the DGCL and received by Oklo, and AltC shall have the right to participate in all negotiations and proceedings with respect to such notices and demands. Oklo shall not, without the prior written consent of AltC (which consent shall not be unreasonably withheld, conditioned or delayed), or as otherwise required under the DGCL, make any payment with respect to, or settle or offer to settle, any such notices or demands, or agree to do or commit to do any of the foregoing.

Certain Agreements Related to the Business Combination

Merger Agreement

The summary of the material provisions of the Merger Agreement set forth below and elsewhere in this proxy statement/prospectus/consent solicitation statement is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached to this proxy statement/prospectus/consent solicitation statement as Annex A and which is incorporated by reference in this proxy statement/prospectus/consent solicitation statement. All AltC stockholders are encouraged to read the Merger Agreement in its entirety for a more complete description of the terms and conditions of the business combination.

Closing and Effective Time of the Transactions

The Closing will take place promptly following the satisfaction or waiver of the conditions described below under the section entitled “—  Conditions to Closing,” unless AltC and Oklo agree in writing to another time or unless the Merger Agreement is terminated. The Transactions are expected to be consummated promptly after the approval by AltC stockholders of the proposals voted on at the special meeting, as described in this proxy statement/prospectus/consent solicitation statement.

Representations and Warranties

The Merger Agreement contains representations and warranties of Oklo relating, among other things, to:

●	corporate organization;
●	subsidiaries;
●	the authorization, performance and enforceability of the Merger Agreement and the Transaction Agreements;
●	no conflict;
●	consents, approval or authorization of governmental authorities;
●	current capitalization;
●	capitalization of subsidiaries;
●	financial statements;
●	absence of undisclosed liabilities;
●	litigation and proceedings;
●	compliance with laws;
●	contracts and absence of defaults;
●	benefit plans;
●	labor matters;
●	taxes;
●	insurance;
●	permits;
●	machinery, equipment and other tangible property;
●	real property;
●	intellectual property and data security;
●	U.S. nuclear regulatory matters;

●	anti-bribery, anti-corruption and anti-money laundering;
●	sanctions, import and export controls;
●	environmental matters;
●	absence of material adverse effect and certain changes;
●	brokers’ fees;
●	related party transactions; and
●	certain information in this proxy statement/prospectus/consent solicitation statement.

The Merger Agreement contains representations and warranties of AltC and Merger Sub relating, among other things, to:

●	corporate organization;
●	the authorization, performance and enforceability of the Merger Agreement and Transaction Agreements;
●	no conflict;
●	compliance with laws;
●	litigation and proceedings;
●	consent, approval or authorization of governmental authorities;
●	financial ability to enter into the Merger, funds available in AltC’s trust account and absence of indebtedness;
●	brokers’ fees;
●	SEC reports, financial statements and compliance with Sarbanes-Oxley Act;
●	absence of undisclosed liabilities;
●	business activities;
●	tax matters;
●	employees;
●	capitalization;
●	NYSE listing;
●	absence of action or notice from the NYSE or the SEC;
●	the Sponsor Agreement;
●	related party transactions;
●	the Investment Company Act of 1940, as amended (the “Investment Company Act”);

●	absence of foreign controlling person(s) or foreign stockholders;
●	this proxy statement/prospectus/consent solicitation statement; and
●	the fairness opinion of Ocean Tomo.

Covenants

The parties have each agreed to use commercially reasonable efforts to prepare and file any information as may be as reasonably necessary to obtain as promptly as practicable all governmental and regulatory consents required to be obtained in connection with the Transactions and to use commercially reasonable efforts to obtain certain required consents and approvals so long as any consents required pursuant to any material contract of Oklo or any of its subsidiaries is not otherwise terminable at will, for convenience or upon or after notice of termination is provided by a party thereto. The parties have also agreed to take such other actions as may be reasonably necessary to satisfy the conditions of the other parties as set forth in the Merger Agreement or to otherwise comply with the Merger Agreement and to consummate the Transactions as soon as practicable. Prior to the Closing, Oklo has agreed to, and to cause its subsidiaries to, use commercially reasonable efforts to operate its business in the ordinary course of business consistent with past practice.

Oklo and AltC have agreed that, unless otherwise required or permitted under the Merger Agreement, required by law or any governmental authority and subject to certain disclosed exceptions, neither Oklo nor its subsidiaries will take, among others, the following actions during the interim period between signing of the Merger Agreement and Closing without the prior written consent of AltC (which consent will not be unreasonably conditioned, withheld, delayed or denied):

●	change or amend Oklo’s current certificate of incorporation or other organizational documents of Oklo, except (i) as otherwise required by law, (ii) as required in order to effectuate the conversion of Oklo SAFEs into Oklo common stock or (iii) in connection with a Permitted Equity Financing;
●	make, declare, set aside, establish a record date for or pay any dividend or distribution, other than any dividends or distributions from any wholly owned subsidiary of Oklo to Oklo or any other wholly owned subsidiaries of Oklo;
●	enter into, assume, assign, amend or modify any material term of or terminate any collective bargaining or similar agreement of Oklo or any of its subsidiaries, other than entry into such agreements in the ordinary course of business;
●	(i) issue, deliver, sell, transfer, pledge, dispose of or place any lien (other than a permitted lien) on any shares or any other equity or voting securities of Oklo or any of its subsidiaries or (ii) issue or grant any options, warrants or other rights to purchase or obtain any shares or any other equity or voting securities of Oklo, other than (A) those issuances of Oklo options or restricted stock unit awards disclosed in Oklo’s disclosure schedules to the Merger Agreement, in each case pursuant to the 2016 Plan, (B) issuances of shares of Oklo common stock upon the exercise of Oklo options or the conversion of Oklo SAFEs, in the case of options that are outstanding as of July 11, 2023 and in accordance with the terms of the 2016 Plan and applicable award agreement, (C) issuances of additional Oklo SAFEs in an aggregate amount not to exceed $25,000,000 prior to Closing or (D) issuances of Oklo capital stock in connection with a Permitted Equity Financing;
●	sell, assign, transfer, convey, lease, license, abandon, allow to lapse or expire, subject to or grant any lien (other than a permitted lien) on, or otherwise dispose of, any intellectual property or any material assets, rights or properties other than the sale or license of software, goods and services to customers, or the sale or other disposition of assets or equipment deemed by Oklo in its reasonable business judgement to be obsolete or no longer be material to the business of Oklo and its subsidiaries;
●	(i) process any personal information in material violation of any privacy laws, applicable privacy policies of Oklo, or contractual commitments with respect to the processing of any personal information or (ii) fail to take actions necessary (as required by privacy laws, applicable privacy policies or contractual commitments) to protect the privacy and confidentiality of, and to protect and secure, any personal information in the possession or control of, or processed by or on behalf of, Oklo;
●	(i) cancel or compromise any claim or indebtedness owed to Oklo or any of its subsidiaries, (ii) settle any pending or threatened action, (A) if such settlement would require payment by Oklo in an amount greater than $500,000, (B) to the extent such settlement includes an agreement to accept or concede injunctive relief or (C) to the extent such settlement involves a governmental authority or alleged criminal wrongdoing, or (iii) agree to modify in any respect materially adverse to Oklo and its subsidiaries any confidentiality or similar contract to which Oklo or any of its subsidiaries are a party;
●	directly or indirectly acquire (by merger, consolidation, purchase of a substantial portion of stock or assets or otherwise), directly or indirectly, any business or corporation, partnership, limited liability company, joint venture, association or other entity or division thereof;
●	make any loans or advance any money or other property to any person, except for (i) advances in the ordinary course of business to employees or officers of Oklo or any of its subsidiaries for expenses not to exceed $500,000 in the aggregate and (ii) prepayments made to suppliers of Oklo or any of its subsidiaries;
●	enter into, assume, assign, amend or modify any material term or terminate certain types of contracts of Oklo and its subsidiaries (other than entry into such agreements in the ordinary course of business);
●	redeem, purchase or otherwise acquire, any equity interests (convertible or otherwise) of Oklo or any of its subsidiaries;
●	adjust, split, combine, subdivide, recapitalize, reclassify or otherwise effect any change in respect of any shares or other equity interests or securities of Oklo;
●	make any change in its customary accounting principles or methods of accounting materially affecting the reported consolidated assets, liabilities or results of operations of Oklo and its subsidiaries, other than as may be required by applicable law, GAAP or regulatory guidelines;
●	adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Oklo or its subsidiaries (other than the transactions contemplated by the Merger Agreement);
●	make, change or revoke any material income tax election, adopt or change any material accounting method with respect to taxes, file any amended material tax return, settle or compromise any material tax liability, enter into any material closing agreement with respect to any tax, surrender any right to claim a material refund of taxes, consent to any extension or waiver of the limitations period applicable to any material tax claim or assessment, or enter into any tax sharing or tax indemnification agreement or similar agreements;
●	take or cause to be taken any action, or knowingly fail to take or cause to be taken any action, which action or failure to act could reasonably be expected to prevent or impede the Merger from qualifying for the intended tax treatment;
●	directly or indirectly incur or modify in any material respect the terms of, any indebtedness, or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person for indebtedness (other than indebtedness under capital leases entered into in the ordinary course of business);
●	voluntarily fail to maintain in full force and effect material insurance policies covering Oklo and its subsidiaries in a form and amount consistent with past practice (except that Oklo shall be authorized to replace existing insurance policies with substantially comparable amounts of insurance coverage);
●	enter into any transaction or amend in any material respect any existing agreement with any person that, to the knowledge of Oklo, is an affiliate of Oklo or its subsidiaries subject to certain exclusions (including ordinary course payments of annual compensation, provision of benefits or reimbursement of expenses in respect of stockholders who are officers or directors of Oklo or its subsidiaries);
●	enter into any agreement that materially restricts the ability of Oklo or its subsidiaries to engage or compete in any line of business or enter into a new line of business;
●	voluntarily suspend (for any material period of time affecting the commercial viability of the subject reactor) or terminate any pre-application activities at the NRC with respect to NRC Docket #99902095;

●	(i) increase the compensation or benefits of any Oklo employee except for increases in annual salary or wage rates or declarations of bonuses or benefits made in the ordinary course of business consistent with past practice or (ii) establish, adopt, enter into, materially amend in any respect or terminate any material employee benefit plan (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended) or any plan, agreement, program, policy or other arrangement that would be a material employee benefit plan of Oklo if it were in existence as of July 11, 2023;
●	make any capital expenditures that exceed $500,000 in the aggregate other than as consistent with Oklo’s annual capital expenditures budget for periods following July 11, 2023;
●	fail to use commercially reasonable efforts to comply with a certain regulatory engagement timeline disclosed in the disclosure schedules to the Merger Agreement; or
●	enter into any contract to do any action prohibited pursuant to the foregoing.

Oklo and AltC have agreed that, unless otherwise required or permitted under the Merger Agreement, and subject to certain disclosed exceptions, neither AltC nor its subsidiaries will take the following actions during the interim period between signing of the Merger Agreement and Closing, among others, without the prior written consent of Oklo (which consent will not be unreasonably conditioned, withheld, delayed or denied, except in certain cases as described in the Merger Agreement as to which Oklo consent may be granted or withheld in its sole discretion):

●	change, modify or amend AltC’s trust agreement or organizational documents or the organizational documents of Merger Sub;
●	declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, AltC;
●	split, combine or reclassify any capital stock of, or other equity interests in, AltC;
●	other than in connection with the SPAC Stockholder Redemption (as defined in the Merger Agreement) or as otherwise required by AltC’s organizational documents in order to consummate the Transactions, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, AltC;
●	make, change or revoke any material income tax election, adopt or change any material accounting method with respect to taxes, file any amended material tax return, settle or compromise any material tax liability, enter into any material closing agreement with respect to any tax, surrender any right to claim a material refund of taxes or consent to any extension or waiver of the limitations period applicable to any material tax claim or assessment or enter into any tax sharing or tax indemnification agreement;
●	take or cause to be taken any action, or knowingly fail to take or cause to be taken any action, which action or failure to act would reasonably be expected to prevent or impede the Merger from qualifying for the intended tax treatment;
●	enter into, renew or amend in any material respect, any transaction or contract with an affiliate of AltC (including (i) the Sponsor, the Insiders or anyone related by blood, marriage or adoption to any Insider and (ii) any person in which any sponsor has a direct or indirect legal, contractual or beneficial ownership interest of 5% or greater);
●	waive, release, compromise, settle or satisfy any pending or threatened material claim, action or proceeding or compromise or settle any liability;
●	incur, guarantee or otherwise become liable for any indebtedness; provided, that AltC is authorized to issue a non-interest bearing promissory note to the Sponsor in exchange for additional Sponsor contributions to the trust account and in the aggregate amount of such additional Sponsor contributions; or
●	offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, other equity interests, equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in, AltC or any of its subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests;

The Merger Agreement also contains additional covenants of the parties, including, among other things, covenants providing for:

●	the parties to prepare and file this proxy statement/prospectus/consent solicitation statement and to solicit proxies from AltC stockholders to vote on the proposals that will be presented for consideration at the special meeting;
●	compliance with the notification and reporting requirements under the HSR Act;
●	mutual exclusivity during the interim period between signing of the Merger Agreement and the Closing;
●	each party to take certain actions to effect the intended tax treatment of the Transactions;
●	the protection of confidential information of the parties and, subject to the confidentiality requirements, the provision of reasonable access to information;
●	AltC to take all commercially reasonable actions necessary, with Oklo’s reasonable cooperation, including the preparation and filing of a proxy statement with the SEC, to seek approval of AltC’s stockholders to extend the deadline for AltC to consummate a business combination to a date after October 12, 2023 (which date shall be no earlier than January 12, 2024) in accordance with AltC’s organizational documents so as to permit the Closing (the “Extension Proxy”), which such preliminary Extension Proxy was required to be filed no later than September 1, 2023 (the preliminary Extension Proxy was filed on August 17, 2023, the definitive Extension Proxy was filed on September 14, 2023, and on October 5, 2023, AltC’s stockholders approved an extension of the deadline for AltC to consummate an initial business combination from October 12, 2023 to July 12, 2024);
●	the parties to take all necessary action to cause the Post-Closing Company Board to consist of the seven director designees set forth in the disclosure schedules to the Merger Agreement, each of which is named in the director election proposal, of which (i) one director was nominated by the Sponsor and must qualify as “independent under applicable SEC and stock exchange rules and is reasonably acceptable to Oklo, (ii) one director was mutually designated by the Sponsor and Oklo and (iii) such other individuals determined by Oklo, in its sole and exclusive discretion, provided that the citizenship of the members of the Post-Closing Company Board shall be such that AltC will be free of foreign ownership, control or domination;
●	AltC and Oklo to take all necessary action to ensure that the management of the Post-Closing Company is as set forth in the disclosure schedules to the Merger Agreement;
●	AltC to notify Oklo promptly in the event of any threat to file, or filing of, an action related to the Merger Agreement or the Transactions by any of its stockholders against either AltC or Merger Sub or against any of their respective directors or officers (any such action, a “Stockholder Action”) and to give due consideration to Oklo’s advice with respect to such Stockholder Action and to not settle any such Stockholder Action without the prior written consent of Oklo;
●	customary indemnification of, and provision of insurance with respect to, former and current officers and directors of AltC and Oklo and each of their respective subsidiaries;
●	AltC to take all actions and do all things necessary, proper or advisable to satisfy on a timely basis all conditions and covenants applicable to AltC in the Sponsor Agreement and to enforce its rights under such agreement;
●	AltC to use its reasonable best efforts to ensure AltC remains listed as a public company on, and for shares of Post-Closing Company Class A common stock to be listed on, the NYSE or other stock exchange mutually agreed upon by AltC and Oklo;
●	AltC to take all steps reasonably necessary or advisable to cause the shares of Post-Closing Company Class A common stock to trade under the symbol “OKLO” upon the Closing, or under such other symbol as Oklo and AltC may otherwise agree prior to the Closing;

●	AltC to take all commercially reasonable steps as may be required to cause any acquisition or disposition of AltC Class A common stock that occurs or is deemed to occur by reason of or pursuant to the Transactions by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to AltC to be exempt under Rule 16b-3 promulgated under the Exchange Act;
●	AltC to approve and, subject to approval of the stockholders of AltC, adopt, the Incentive Plan and the ESPP;
●	AltC to take all actions necessary to continue to qualify as an “emerging growth company” within the meaning of the JOBS Act and not take any action that would cause AltC to not qualify as an “emerging growth company” within the meaning of the JOBS Act; and
●	AltC to (i) amend and restate AltC’s current certificate of incorporation to be substantially in the form of the Post-Closing Company’s certificate of incorporation, subject to obtaining approval of the stockholders of AltC and (ii) amend and restate AltC’s current bylaws to be substantially in the form of the Post-Closing Company’s bylaws.
●	Oklo to use reasonable best efforts to obtain, by written consent, the approval of the Transactions by Oklo’s existing stockholders.

Conditions to Closing

General Conditions

Consummation of the Transactions is conditioned on the approval of the business combination proposal, the charter proposal, the incentive plan proposal, the ESPP proposal, the director election proposal, the NYSE proposal and the adjournment proposal (if necessary) as described in this proxy statement/prospectus/consent solicitation statement.

In addition, the consummation of the Transactions contemplated by the Merger Agreement is conditioned upon, among other things:

●	the early termination or expiration of the waiting period under the HSR Act (the waiting period expired at 11:59 pm Eastern Time on August 24, 2023);
●	no order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any governmental authority, and no statute, rule or regulation that is in effect and enjoins or prohibits the consummation of the Transactions;
●	AltC having at least $5,000,001 of net tangible assets remaining after redemptions by AltC stockholders on the date that is on the date that is business days prior to the date of the special meeting;
●	the approval by Oklo’s existing shareholders being duly obtained;
●	the approval of AltC’s stockholders being duly obtained;
●	the adoption or execution and delivery of any organization documents or agreements necessary to give effect to the governance arrangements contemplated by the Merger Agreement and Transaction Agreements;
●	the taking of all action such that Post-Closing Company Board as of immediately following the Closing shall be constituted of the directors contemplated by Section 8.10 of the Merger Agreement;
●	the shares of Post-Closing Company Class A common stock (including the Earnout Shares) have been listed on the NYSE or other stock exchange mutually agreed between AltC and Oklo and shall be eligible for continued listing on such stock exchange immediately following the Closing;

●	the registration statement contemplated under the Merger Agreement has become effective in accordance with the Securities Act, no stop order has been issued by the SEC with respect to the registration statement and no action seeking such order has been threatened or initiated; and
●	the delivery by each of Oklo and AltC to the other of a certificate with respect to the truth and accuracy of such party’s representations and warranties as of the Closing, as well as the performance by such party of the covenants and agreements contained in the Merger Agreement required to be complied with by such party prior to the Closing.

AltC’s Conditions to Closing

The obligations of AltC and Merger Sub to consummate the Transactions contemplated by the Merger Agreement also are conditioned upon, among other things:

●	the accuracy of the representations and warranties of Oklo (subject to customary bring-down standards);
●	the covenants of Oklo in the Merger Agreement having been performed in all material respects;
●	Oklo not having received from the NRC any communication that would reasonably be expected to have a material adverse impact on the ability of the Company to secure a Combined Construction and Operating License for the subject reactor from the NRC; and
●	since the date of the Merger Agreement, there must not have occurred a Material Adverse Effect (as defined in the Merger Agreement) with respect to Oklo which is continuing.

Oklo’s Conditions to Closing

The obligations of Oklo to consummate the Transactions also are conditioned upon, among other things:

●	the accuracy of the representations and warranties of AltC and Merger Sub (subject to customary bring-down standards);
●	the covenants of AltC and Merger Sub in the Merger Agreement having been performed in all material respects;
●	there being at least $250,000,000 of Available Closing SPAC Cash (the “Minimum Cash Condition”);
●	the covenants of the Sponsor and the Insiders under the Sponsor Agreement having been performed in all material respects, and no such Sponsor or Insider having threatened (orally or in writing) (i) that the Sponsor Agreement is not valid, binding and in full force and effect, (ii) that AltC or Oklo is in breach of or default under the Sponsor Agreement or (iii) to terminate the Sponsor Agreement; and
●	since the date of the Merger Agreement, there must not have occurred a SPAC Material Adverse Effect with respect to AltC which is continuing.

Waiver

Any party to the Merger Agreement may, at any time prior to the Closing, by action taken by its board of directors or equivalent governing body, or officers thereunto duly authorized, waive in writing any of its rights or conditions in its favor under the Merger Agreement. Notwithstanding the foregoing, pursuant to AltC’s current certificate of incorporation, AltC cannot consummate the business combination if it has less than $5,000,001 of net tangible assets remaining after the Closing.

The existence of the financial and personal interests of the directors may result in a conflict of interest on the part of one or more of them between what such director may believe is best for AltC and what such director may believe is best for such director in determining whether or not to grant a waiver in a specific situation.

Termination

The Merger Agreement may be terminated and the Transactions abandoned, but not later than the Closing, as follows:

●	by mutual written consent of AltC and Oklo;
●	by AltC if (a) the Transactions are not consummated on or before July 12, 2024 (the “Termination Date”), which may be automatically extended (i) in the event that any action or legal proceeding for specific performance or other equitable relief by Oklo with respect to the Merger Agreement or any other Transaction Agreement or otherwise with respect to the Transactions is commenced or pending on or before July 12, 2024 until thirty (30) days following the date on which a final, non-appealable order or judgment has been entered with respect to such action or legal proceeding, (ii) if the extension vote is approved (which was approved by AltC stockholders on October 5, 2023), to the deadline for AltC to consummate an initial business combination following such approval (which following stockholder approval is now July 12, 2024, or such earlier date as determined by the AltC Board), provided that, in the event that the date that is the deadline for AltC to consummate an initial business combination has not passed, the right to terminate the Merger Agreement will not be available to AltC if AltC’s failure to fulfill any obligation under the Merger Agreement is the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before the Termination Date or (b) if the consummation of the Merger is permanently enjoined or prohibited by the terms of a final, non-appealable governmental order or a statute, rule or regulation;
●	by Oklo if the Transactions are not consummated on or before the Termination Date (as it may be extended), provided that Oklo’s failure to fulfill any obligation under the Merger Agreement is not the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before the Termination Date (as it may be extended);
●	by either AltC or Oklo if the other party has breached any of its covenants, agreements, representations or warranties which would cause the conditions to the Closing not to be satisfied and has not cured its breach, if curable, within thirty (30) days of an intent to terminate, provided that the terminating party’s failure to fulfill any obligation under the Merger Agreement is not the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before the Termination Date or, in the case of a termination by Oklo, the extended Termination Date, as applicable;
●	by either AltC or Oklo if a final, non-appealable governmental order or a statute, rule or regulation permanently enjoins or prohibits consummation of the Merger;
●	by either AltC or Oklo if the approval by AltC stockholders of the proposals voted on at the special meeting is not obtained at the special meeting (subject to any adjournment or postponement thereof), provided that AltC is not entitled to terminate on these grounds if, at the time of such termination, AltC is in breach of certain obligations with respect to this proxy statement/prospectus/consent solicitation statement and the stockholders’ meeting; or
●	by AltC, if stockholders holding Oklo capital stock sufficient to obtain the necessary approval of the stockholders of Oklo to consummate the Transactions (the “Company Stockholder Approval”) fail to deliver a written consent to AltC within forty-eight (48) hours of this registration statement becoming effective (“Written Consent Failure”); provided, that the right to terminate the Merger Agreement on account of a Written Consent Failure will not be available if the Company Stockholder Approval is obtained prior to AltC providing notice of its intent to terminate the Merger Agreement on account of a Written Consent Failure.

Effect of Termination

In the event of proper termination by either AltC or Oklo, the Merger Agreement will become void and have no effect (other than with respect to certain surviving obligations specified in the Merger Agreement), without any liability on the part of any party thereto or its respective affiliates, officers, directors, employees or stockholders, other than liability of any party thereto for any intentional and willful breach of the Merger Agreement by such party occurring prior to such termination.

Fees and Expenses

All fees and expenses incurred in connection with the Merger Agreement and Transactions, except for those fees associated with the filing to obtain clearance pursuant to the HSR Act, will be paid by the party incurring such expenses whether or not the Transactions shall be consummated; provided that if the Closing occurs, AltC will bear and pay at or promptly after the Closing:

●	all fees and expenses incurred by AltC in connection with the Merger Agreement that consist of: (i) all remaining deferred underwriting fees, (ii) fees, costs and expenses related to the D&O Tail (as defined below), (iii) repayment amounts under the Working Capital Loans and (iv) all capital market advisory fees; and
●	all other transaction expenses incurred by AltC in an amount not to exceed $25,000,000 for such other expenses in the manner described and agreed to with Oklo (the “SPAC Expenses Cap”), plus all Oklo transaction expenses.

All expenses payable by AltC under clauses (i) through (iii) of the first bullet in the foregoing list and up to $7,000,000 of expenses payable under clause (iv) of the first bullet in the foregoing list shall be excluded from the SPAC Expenses Cap.

AltC has also agreed to cooperate with Oklo and use its commercially reasonable efforts to minimize the amount of fees and expenses incurred by AltC in connection with the Transactions. All fees and expenses in connection with filing to obtain clearance pursuant to the HSR Act shall be paid by AltC.

Amendments

The Merger Agreement may be amended by the parties thereto at any time by execution of a duly authorized agreement in writing executed on behalf of each of the parties in the same manner as the Merger Agreement and which makes reference to the Merger Agreement. AltC would file a Current Report on Form 8-K and issue a press release to disclose any amendment to the Merger Agreement entered into by the parties. If such amendment is material to investors, a proxy statement supplement would also be sent to AltC stockholders as promptly as practicable.

Governing Law; Consent to Jurisdiction

The Merger Agreement is governed by the laws of the State of Delaware. The parties to the Merger Agreement have irrevocably submitted to the exclusive jurisdiction of federal and state courts located in the State of Delaware.

Sponsor Agreement

Concurrently with the execution of the Merger Agreement, AltC entered into the Sponsor Agreement with the Sponsor, the Insiders and Oklo for the purposes set forth in paragraph 7 therein, which amended and restated each of those certain letter agreements, dated July 7, 2021, from each of the persons undersigned thereto (the “Initial Insiders”) and that certain letter agreement, dated November 10, 2021, from Peter Lattman. The following summary of material provisions of the Sponsor Agreement is qualified by reference to the complete text of the Sponsor Agreement, a copy of which is attached as Annex E to this proxy statement/prospectus/consent solicitation statement. All stockholders are encouraged to read the Sponsor Agreement in its entirety for a more complete description of the terms and conditions of the Sponsor Agreement.

Pursuant to the terms of the Sponsor Agreement, the Sponsor and each of the Insiders (each, a “Sponsor Signatory”) agreed (i) to vote any of such Sponsor Signatory’s shares of AltC common stock in favor of the Transactions and other SPAC Stockholder Matters, (ii) not to redeem any of such Sponsor Signatory’s shares of AltC common stock, in connection with the AltC stockholder redemption, (iii) to pay any amounts in excess of the SPAC Expenses Cap of $25,000,000 (such amount, the “Excess Amount”) in either cash or by forfeiting a number of AltC founder shares, at a price of $10.00 per share (provided that any Excess Amount greater than $15,000,000 shall be paid only in cash), (iv) not to transfer (a) 40% of such Sponsor Signatory’s shares for a period of 12 months after the Closing, unless the closing share price of AltC Class A common stock equals or exceeds $12.00 per share for 20 trading days within any 60 consecutive trading day period commencing after the Closing Date, (b) 30% of such Sponsor Signatory’s shares for a period of 24 months after the Closing, unless the closing share price of AltC Class A common stock equals or exceeds $14.00 per share for 20 trading days within any 60 consecutive trading day period commencing after the Closing Date, and (c) 30% of such Sponsor Signatory’s shares for a period of 36 months after the Closing, unless the closing share price of AltC Class A common stock equals or exceeds $16.00 per share for 20 trading days within any 60 consecutive trading day period commencing after the Closing Date (the

“Sponsor Lockup”), and (v) to be bound to certain other obligations as described therein. The Sponsor has also agreed to use commercially reasonable efforts to enter into an agreement or agreements with one or more third parties to not exercise their redemption rights, which agreements may, if reasonably necessary, include incentives in the form of AltC founder shares (which will convert to shares of Post-Closing Company Class A common stock at the Closing), in amounts and on such terms as the Sponsor and Oklo shall mutually agree.

Also pursuant to the terms of the Sponsor Agreement, all 12,500,000 AltC founder shares held by the Sponsor will unvest as of the Closing and will vest as follows: (i) 50% of the AltC founder shares shall vest on the date on which the closing price per share of Post-Closing Company Class A common stock on the NYSE, or such other securities exchange where Post-Closing Company Class A common stock is primarily listed or quoted, equals or exceeds $10.00 for 20 trading days within any 60 consecutive trading day period (“Vesting Trigger Event I”); (ii) 25% of the AltC founder shares shall vest on the date on which the closing price per share of Post-Closing Company Class A common stock on the NYSE, or such other securities exchange where Post-Closing Company Class A common stock is primarily listed or quoted, equals or exceeds $12.00 for 20 trading days within any 60 consecutive trading day period (“Vesting Trigger Event II”), (iii) 12.5% of the AltC founder shares shall vest on the date on which the closing price per share of Post-Closing Company Class A common stock on the NYSE, or such other securities exchange where Post-Closing Company Class A common stock is primarily listed or quoted, equals or exceeds $14.00 for 20 trading days within any 60 consecutive trading day period (“Vesting Trigger Event III”), and (iv) 12.5% of the AltC founder shares shall vest on the date on which the closing price per share of Post-Closing Company Class A common stock on the NYSE, or such other securities exchange where Post-Closing Company Class A common stock is primarily listed or quoted, equals or exceeds $16.00 for 20 trading days within any 60 consecutive trading day period (“Vesting Trigger Event IV” and, collectively with Vesting Trigger Event I, Vesting Trigger Event II and Vesting Trigger Event III, the “Vesting Triggering Events”). In the event of a Sale prior to the expiration of the Vesting Period, the vesting of unvested AltC founder shares or shares of Post-Closing Company Class A common stock issued or issuable upon the conversion of the unvested AltC founder shares shall be accelerated as follows: (1) 50% of AltC founder shall vest if the price of Post-Closing Company Class A common stock paid or implied in such Sale equals or exceeds $10.00 per share; (2) 25% of AltC founder shall vest if the price of Post-Closing Company Class A common stock paid or implied in such Sale equals or exceeds $12.00 per share; (3) 12.5% of AltC founder shall vest if the price of Post-Closing Company Class A common stock paid or implied in such Sale equals or exceeds $14.00 per share; and (4) 12.5% of AltC founder shall vest if the price of Post-Closing Company Class A common stock paid or implied in such Sale equals or exceeds $16.00 per share, and in each case, the price paid or implied in such Sale shall be determined after (i) taking into account the dilutive effect of any Earnout Shares that have been or would be issued at Earnout Triggering Event I, Earnout Triggering Event II and Earnout Triggering Event III, as applicable, and (ii) excluding any AltC founder shares that have been or would be forfeited pursuant to the Sponsor Agreement as described in the following sentence. Unvested AltC founder shares (or shares of Post-Closing Company Class A common stock issuable or issued upon conversion thereof) that do not vest upon the occurrence of a Sale will be forfeited immediately prior to the closing of such Sale. If the applicable vesting level as described in the foregoing is not achieved within five years of the Closing (the “Vesting Period”), such AltC founder shares will be forfeited in accordance with the terms of the Sponsor Agreement.

Also pursuant to the Sponsor Agreement, the Sponsor (or an affiliated co-investor of the Sponsor) has agreed to, upon Oklo’s request and subject to the other terms and conditions included therein, immediately prior to the Closing, purchase in a private placement up to 5,000,000 shares of AltC Class A common stock at a purchase price of $10.00 per share, equal to an amount up to $50,000,000 (the “Sponsor Commitment”). The amount of the Sponsor Commitment that the Sponsor (or an affiliated co-investor of the Sponsor) will be required to fund will be equal to (i) $250,000,000 minus (ii) the Available Closing SPAC Cash before accounting for the funding of any Sponsor Commitment (the “Sponsor Commitment Purchase Price”), which amount, under no circumstances shall exceed the maximum amount of the Sponsor Commitment. In addition, so long as Available Closing SPAC Cash, before accounting for the funding of any Sponsor Commitment, is equal to or greater than $200,000,000, Oklo must request that the Sponsor Commitment be funded and if the Sponsor funds the Sponsor Commitment Purchase Price, then Oklo must stipulate that the Minimum Cash Condition is deemed satisfied. If, however, the Available Closing SPAC Cash, before accounting for the funding of any Sponsor Commitment, is less than $200,000,000, Oklo shall retain the sole discretion to refrain from closing the Merger for failure of AltC to meet the Minimum Cash Condition; provided, however, that if Oklo requests that the Sponsor fund any portion of the Sponsor Commitment, and the Sponsor subsequently funds the Sponsor Commitment Purchase Price, then the Minimum Cash Condition will be deemed waived.

The Sponsor’s obligation to fund the Sponsor Commitment Purchase Price is conditioned upon (i) the satisfaction (or waiver by AltC) of the conditions set forth in Section 10.01 and Section 10.03 of the Merger Agreement (other than those conditions that by their terms are to be satisfied at the Closing), (ii) the substantially concurrent consummation of the Closing, and (iii) if Oklo waives the Minimum Cash Condition, the Available Closing SPAC Cash equaling an amount of at least $125,000,000 (which such amount, for the avoidance of doubt, will include the Sponsor Commitment Purchase Price). Any shares purchased pursuant to the Sponsor Commitment by the Sponsor, an Insider or an affiliated co-investor thereof will be subject to the Sponsor Lockup.

If the Closing occurs and the Minimum Cash Condition has been waived or is deemed to have been waived, the Sponsor agrees to forfeit at the time of the Closing such number of AltC founder shares equal to (A) the amount of additional cash that AltC would have been required to deliver at the Closing to satisfy the Minimum Cash Condition (notwithstanding any waiver or deemed waiver by Oklo) divided by (B) $10.00 (the “Forfeited Shares”); provided that the number of Forfeited Shares shall not be in excess of 50% of the Founder Shares owned by the Sponsor as of the date of the Sponsor Agreement.

Registration Rights Agreement

In connection with the Closing, that certain Registration Rights Agreement of AltC, dated July 7, 2021 (the “existing registration rights agreement”), will be amended and restated, and AltC, the Sponsor and certain persons and entities receiving shares of AltC Class A common stock in connection with the business combination (the “New Holders” and, together with the Sponsor, the “Reg Rights Holders”) will enter into the Registration Rights Agreement. The following summary of material provisions of the Registration Rights Agreement is qualified by reference to the complete text of the form of Registration Rights Agreement, attached as Annex D to this proxy statement/prospectus/consent solicitation statement. All stockholders are encouraged to read the Registration Rights Agreement in its entirety for a more complete description of the terms and conditions of the Registration Rights Agreement.

Pursuant to the Registration Rights Agreement, the Post-Closing Company will agree to use commercially reasonable efforts to (i) file with the SEC (at the Post-Closing Company’s sole cost and expense) a registration statement registering the resale of certain securities held by or issuable to the Reg Rights Holders within 30 business days after the Closing (the “Resale Registration Statement”) and (ii) cause the Resale Registration Statement to become effective as soon as reasonably practicable after the filing thereof. In certain circumstances, the Reg Rights Holders may demand in the aggregate up to five underwritten offerings and will be entitled to customary piggyback registration rights.

Pursuant to the Registration Rights Agreement, (i) the New Holders will agree not to transfer their respective shares of Post-Closing Company Class A common stock for a period of 180 days following the Closing Date and (ii) key members of the Company’s management team and key stockholders (collectively, the “Company Insiders”) will agree not to transfer (a) 40% of such Company Insider’s shares of Post-Closing Company Class A common stock for a period of 12 months after the Closing, unless the closing share price of Post-Closing Company Class A common stock equals or exceeds $12.00 per share for 20 trading days within any 60 consecutive trading day period commencing after the Closing Date, (b) 30% of such Company Insider’s shares for a period of 24 months after the Closing, unless the closing share price of Post-Closing Company Class A common stock equals or exceeds $14.00 per share for 20 trading days within any 60 consecutive trading day period commencing after the Closing Date and (c) 30% of such Company Insider’s shares for a period of 36 months after the Closing, unless the closing share price of Post-Closing Company Class A common stock equals or exceeds $16.00 per share for 20 trading days within any 60 consecutive trading day period commencing after the Closing Date.

Oklo Voting and Support Agreements

Immediately following the execution of the Merger Agreement, AltC, Oklo and certain Oklo stockholders entered into the Oklo Voting and Support Agreements. The following is a summary of the material provisions of the Oklo Voting and Support Agreements and is qualified by reference to the complete text of the Oklo Voting and Support Agreements, a form of which is attached as an exhibit to the registration statement of which this proxy statement/prospectus/consent solicitation statement is a part.

Pursuant to the Oklo Voting and Support Agreements, the Oklo stockholders party thereto, whose ownership interests collectively represent 62.3% of outstanding Oklo preferred stock and 71.3% of outstanding Oklo common stock (before giving effect to the SAFE Conversion) and Oklo preferred stock (voting on an as-converted basis), which is sufficient to approve the Oklo business combination proposal on behalf of Oklo, have agreed to vote all of such shares: (i) in favor of the adoption and approval of the Merger Agreement, the other Transaction Agreements and the Transactions, (ii) in favor of the other matters set forth in the Merger Agreement, including the Conversion and (iii) in opposition to: (A) any Acquisition Transaction (as defined in the Merger Agreement) and any and all other proposals (x) that could reasonably be expected to delay or impair the ability of Oklo to consummate the Transactions, (y) which are in competition with or materially inconsistent with the Merger Agreement or any other Transaction Agreement or (z) that would reasonably be expected to result in a breach of any representation, warranty, covenant, obligation or agreement contained in the Merger Agreement or any other Transaction Agreement or (B) any other action or proposal involving Oklo or any of its subsidiaries that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect in any material respect the Transactions or would reasonably be expected to result in any of the conditions to Oklo’s obligations under the Merger Agreement not being fulfilled.

The Oklo Voting and Support Agreements generally prohibit the Oklo stockholders party thereto from transferring, or permitting any liens to exist on, the Oklo equity held by them prior to the termination of the Oklo Voting and Support Agreements.

The Oklo Voting and Support Agreements will automatically terminate upon the earliest of (i) the Closing, (ii) the date of termination of the Merger Agreement in accordance with its terms prior to the Closing Date, (iii) the mutual written consent of AltC, Oklo and the Oklo stockholders party thereto and (iv) the time of any modification, amendment or waiver of the Merger Agreement or any other Transaction Agreement without the Oklo stockholders party thereto’s prior written consent.

Incentive Plan and ESPP

Incentive Plan

On July 11, 2023, the AltC Board approved the Incentive Plan. The Incentive Plan will initially reserve up to   shares of Post-Closing Company Class A common stock for issuance, subject to certain adjustments and an evergreen provision. The purposes of the Incentive Plan are to enhance the Post-Closing Company’s ability, following the consummation of the business combination, to attract, retain, incent, reward, and motivate persons who make (or are expected to make) important contributions to the Post-Closing Company by providing these individuals with equity ownership and other incentive opportunities. A copy of the Incentive Plan is included as Annex F to this proxy statement/prospectus/consent solicitation statement. See the section entitled “Proposal No. 4 — The Incentive Plan Proposal.”

ESPP

On July 11, 2023, the AltC Board approved the ESPP. The ESPP will initially reserve up to   shares of Post-Closing Company Class A common stock for issuance, subject to certain adjustments and an evergreen provision. The purpose of the ESPP is, following the consummation of the business combination, to provide employees of the Post-Closing Company and its designated subsidiaries and affiliates (whether now existing or subsequently established) with the ability to acquire shares of Post-Closing Company Class A common stock at a discount to the market price and to pay for such purchases through payroll deductions or other approved contributions in accordance with the ESPP’s terms. A copy of the ESPP is included as Annex G to this proxy statement/prospectus/consent solicitation statement. See the section entitled “Proposal No. 5 — The ESPP Proposal.”

Impact of the Business Combination on Our Public Float

As of the date of this proxy statement/prospectus/consent solicitation statement, there are 43,100,521 shares of AltC common stock issued and outstanding, which includes 29,150,521 AltC public shares, 12,500,000 AltC founder shares held by the Sponsor and 1,450,000 AltC private placement shares held by the Sponsor. Therefore, as of the date of this proxy statement/prospectus/consent solicitation statement (without giving effect to the Transactions) AltC’s fully diluted share capital would be 43,100,521 common stock equivalents.

The following table illustrates varying ownership levels in the Post-Closing Company immediately following the consummation of the business combination, excluding the dilutive effect of the potential issuance of any Earnout Shares, the potential issuance of any shares of Post-Closing Company Class A common stock upon exercise of outstanding Oklo options assumed by the Post-Closing Company, and the potential issuance of shares of Post-Closing Company Class A common stock initially reserved for issuance under the Incentive Plan and the ESPP, in the No Redemption Scenario, $250 Million Scenario and the $125 Million Scenario:

	No Redemption Scenario(1)		$250 Million Scenario(2)		$125 Million Scenario(3)
	Shares	%	Shares	%	Shares	%
Oklo stockholders(4)	78,223,495	64.5%	78,223,495	67.3%	78,223,495	79.6%
Sponsor(5)	13,950,000	11.5%	13,950,000	12.0%	12,700,000	13.0%
AltC public stockholders	29,150,521	24.0%	24,066,592	20.7%	7,219,978	7.4%
Total	121,324,016	100.0%	116,240,087	100.0%	98,143,473	100.0%
(1)	Assumes no AltC public stockholders exercise their redemption rights.
(2)	Assumes redemptions of 5,083,929 AltC public shares in connection with the Transactions, which would result in $250,000,000 in the trust account at Closing and would not result in any obligation by the Sponsor to fund the Sponsor Commitment. This scenario is based on the trust account balance as of October 31, 2023.
(3)	Assumes redemptions of 21,930,543 AltC public shares in connection with the Transactions, which would result in $75,000,000 in the trust account at Closing. This scenario further assumes Oklo requests, which is to be made in Oklo’s sole discretion, that the Sponsor fund the Sponsor Commitment and the Sponsor’s subsequent funding of the Sponsor Commitment, which would result in Oklo’s deemed waiver of the Minimum Cash Condition. In addition, under this scenario, the Sponsor would be required to forfeit 6,250,000 AltC founder shares for no consideration. This scenario is based on the trust account balance as of October 31, 2023.
(4)	Consists of shares of AltC Class A common stock issuable in respect of shares of Oklo capital stock and Oklo SAFEs, in each case, outstanding as of October 31, 2023, based on an assumed Exchange Ratio of 6.340. The Exchange Ratio reflects the Oklo capital stock and Oklo SAFEs, in each case, outstanding as of October 31, 2023.
(5)	Includes 1,450,000 AltC private placement shares held by the Sponsor and 12,500,000 AltC founder shares held by the Sponsor. At the Closing, all of the AltC founder shares held by the Sponsor will be outstanding and entitled to vote; provided, however, that all of such AltC founder shares will be unvested at the Closing. The AltC founder shares held by the Sponsor will vest in four tranches: 50% of them will vest upon the occurrence of Vesting Trigger Event I, 25% of them will vest upon the occurrence of Vesting Trigger Event II, 12.5% of them will vest upon the occurrence of the Vesting Trigger Event III and 12.5% of them will vest upon the occurrence of Vesting Trigger Event IV. Any AltC founder shares held by the Sponsor that do not vest during the Vesting Period will be forfeited for no consideration. As described in footnote 3, in the $125 Million Scenario, the calculations do not include the 6,250,000 forfeited AltC founder shares but include the 5,000,000 shares of AltC Class A common stock to be purchased to fund the Sponsor Commitment. In addition, in the event of a Sale prior to the expiration of the Vesting Period, the vesting of unvested AltC founder shares or shares of Post-Closing Company Class A common stock issued or issuable upon the conversion of the unvested AltC founder shares shall be accelerated as follows: (1) 50% of AltC founder shall vest if the price of Post-Closing Company Class A common stock paid or implied in such Sale equals or exceeds $10.00 per share; (2) 25% of AltC founder shall vest if the price of Post-Closing Company Class A common stock paid or implied in such Sale equals or exceeds $12.00 per share; (3) 12.5% of AltC founder shall vest if the price of Post-Closing Company Class A common stock paid or implied in such Sale equals or exceeds $14.00 per share; and (4) 12.5% of AltC founder shall vest if the price of Post-Closing Company Class A common stock paid or implied in such Sale equals or exceeds $16.00 per share, and in each case, the price paid or implied in such Sale shall be determined after (i) taking into account the dilutive effect of any Earnout Shares that have been or would be issued at Earnout Triggering Event I, Earnout Triggering Event II and Earnout Triggering Event III, as applicable, and (ii) excluding any AltC founder shares that have been or would be forfeited pursuant to the Sponsor Agreement as described in the following sentence. Unvested AltC founder shares (or shares of Post-Closing Company Class A common stock issuable or issued upon conversion thereof) that do not vest upon the occurrence of a Sale will be forfeited immediately prior to the closing of such Sale.

The following table illustrates additional varying ownership levels in the Post-Closing Company immediately following the consummation of the business combination, excluding the dilutive effect of the potential issuance of any Earnout Shares, the potential issuance of any shares of Post-Closing Company Class A common stock upon exercise of outstanding Oklo options assumed by the

Post-Closing Company, and the potential issuance of shares of Post-Closing Company Class A common stock initially reserved for issuance under the Incentive Plan and the ESPP, in each of the $275 Million Scenario and the $200 Million Scenario:

	$275 Million Scenario(1)		$200 Million Scenario(2)
	Number of Shares	% Ownership	Number of Shares	% Ownership
Oklo stockholders(3)	78,223,495	65.9%	78,223,495	73.3%
Sponsor(4)	13,950,000	11.8%	13,950,000	13.1%
AltC public stockholders	26,473,251	22.3%	14,439,955	13.6%
Total	118,646,746	100.0%	106,613,450	100.0%
(1)	Assumes redemptions of 2,677,270 AltC public shares in connection with the Transactions, which would result in $275.0 million in the trust account at Closing. This scenario is based on the trust account balance as of October 31, 2023.
(2)	Assumes redemptions of 14,710,566 AltC public shares in connection with the Transactions, which would result in $150.0 million in the trust account at Closing. This scenario further assumes Oklo requests, which is to be made in Oklo’s sole discretion, that the Sponsor fund the Sponsor Commitment and the Sponsor’s subsequent funding of the Sponsor Commitment, which would result in Oklo’s deemed waiver of the Minimum Cash Condition. In addition, under this scenario, the Sponsor would be required to forfeit 5,000,000 AltC founder shares for no consideration. This scenario is based on the trust account balance as of October 31, 2023.
(3)	Consists of shares of AltC Class A common stock issuable in respect of shares of Oklo capital stock and Oklo SAFEs, in each case, outstanding as of October 31, 2023, based on an assumed Exchange Ratio of 6.340. The Exchange Ratio reflects the Oklo capital stock and Oklo SAFEs, in each case, outstanding as of October 31, 2023.
(4)	Includes 1,450,000 AltC private placement shares held by the Sponsor and 12,500,000 AltC founder shares held by the Sponsor. At the Closing, all of the AltC founder shares held by the Sponsor will be outstanding and entitled to vote; provided, however, that all of such AltC founder shares will be unvested at the Closing. The AltC founder shares held by the Sponsor will vest in four tranches: 50% of them will vest upon the occurrence of Vesting Trigger Event I, 25% of them will vest upon the occurrence of Vesting Trigger Event II, 12.5% of them will vest upon the occurrence of the Vesting Trigger Event III and 12.5% of them will vest upon the occurrence of Vesting Trigger Event IV. Any AltC founder shares held by the Sponsor that do not vest during the Vesting Period will be forfeited for no consideration. As described in footnote 2, in the $200 Million Scenario, the calculations do not include the 5,000,000 forfeited AltC founder shares but include the 5,000,000 shares of AltC Class A common stock to be purchased to fund the Sponsor Commitment. In addition, in the event of a Sale prior to the expiration of the Vesting Period, the vesting of unvested AltC founder shares or shares of Post-Closing Company Class A common stock issued or issuable upon the conversion of the unvested AltC founder shares shall be accelerated as follows: (1) 50% of AltC founder shall vest if the price of Post-Closing Company Class A common stock paid or implied in such Sale equals or exceeds $10.00 per share; (2) 25% of AltC founder shall vest if the price of Post-Closing Company Class A common stock paid or implied in such Sale equals or exceeds $12.00 per share; (3) 12.5% of AltC founder shall vest if the price of Post-Closing Company Class A common stock paid or implied in such Sale equals or exceeds $14.00 per share; and (4) 12.5% of AltC founder shall vest if the price of Post-Closing Company Class A common stock paid or implied in such Sale equals or exceeds $16.00 per share, and in each case, the price paid or implied in such Sale shall be determined after (i) taking into account the dilutive effect of any Earnout Shares that have been or would be issued at Earnout Triggering Event I, Earnout Triggering Event II and Earnout Triggering Event III, as applicable, and (ii) excluding any AltC founder shares that have been or would be forfeited pursuant to the Sponsor Agreement as described in the following sentence. Unvested AltC founder shares (or shares of Post- Closing Company Class A common stock issuable or issued upon conversion thereof) that do not vest upon the occurrence of a Sale will be forfeited immediately prior to the closing of such Sale.

The following table illustrates varying ownership levels in the Post-Closing Company immediately following the consummation of the business combination in each of the No Redemption Scenario, the $250 Million Scenario and the $125 Million Scenario, but, in each case, includes the dilutive effect of the issuance of all Earnout Shares, the issuance of all shares of Post-Closing Company

Class A common stock upon exercise of outstanding Oklo options assumed by the Post-Closing Company, and the issuance of all shares of Post-Closing Company Class A common stock initially reserved for issuance under the Incentive Plan and the ESPP:

	No Redemption Scenario(1)			$250 Million Scenario(2)			$125 Million Scenario(3)
	Number of	%		Number of	%		Number of	%
	Shares	Ownership		Shares	Ownership		Shares	Ownership
Oklo stockholders(4)	78,223,495%			78,223,495%			78,223,495%
Earnout Shares(5)	15,000,000%			15,000,000%			15,000,000%
Oklo Options(6)	7,007,456%			7,007,456%			7,007,456%
The Incentive Plan(7)			%			%			%
The ESPP(8)			%			%			%
Sponsor(9)	13,950,000%			13,950,000%			12,700,000%
AltC public stockholders	29,150,521%			24,066,592%			7,219,978%
Total		100.0%			100.0%			100.0%
(1)	Assumes no AltC public stockholders exercise their redemption rights.
(2)	Assumes redemptions of 5,083,929 AltC public shares in connection with the Transactions, which would result in $250,000,000 in the trust account at Closing and would not result in any obligation by the Sponsor to fund the Sponsor Commitment. This scenario is based on the trust account balance as of October 31, 2023.
(3)	Assumes redemptions of 21,930,543 AltC public shares in connection with the Transactions, which would result in $75,000,000 in the trust account at Closing. This scenario further assumes Oklo’s request, which is to be made in Oklo’s sole discretion, that the Sponsor fund the Sponsor Commitment and the Sponsor’s subsequent funding of the Sponsor Commitment, which would result in Oklo’s deemed waiver of the Minimum Cash Condition. In addition, under this scenario, the Sponsor would be required to forfeit 6,250,000 AltC founder shares for no consideration. This scenario is based on the trust account balance as of October 31, 2023.
(4)	Consists of shares of AltC Class A common stock issuable in respect of shares of Oklo capital stock and Oklo SAFEs, in each case, outstanding as of October 31, 2023, based on an assumed Exchange Ratio of 6.340. The Exchange Ratio reflects the Oklo capital stock and Oklo SAFEs, in each case, outstanding as of October 31, 2023.
(5)	Assumes that all 15,000,000 Earnout Shares are issued to Eligible Oklo Equityholders during the Earnout Period. The Earnout Shares are issuable in three tranches: 50% of them will be issued upon the occurrence of Earnout Triggering Event I, 25% of them will be issued upon the occurrence of Earnout Triggering Event II and 25% of them will be issued upon the occurrence of Earnout Triggering Event III.
(6)	Assumes the issuance of (a) an estimated shares of Post-Company Class A common stock issuable upon exercise of all vested Oklo stock options outstanding at the Closing, which will have a weighted-average exercise price of $ based on the assumed Exchange Ratio of 6.340 and (b) an estimated shares of Post-Closing Company Class A common stock to be reserved for potential future issuance upon the exercise of assumed Oklo options that are not vested as of the Closing, which will have a weighted-average exercise price of $ based on the assumed Exchange Ratio of 6.340, each based on shares subject to outstanding stock options as of October 31, 2023.
(7)	Assumes the issuance of all shares initially reserved for issuance under the Incentive Plan, excluding (a) any shares subject to awards granted under the 2016 Plan (and assumed by AltC pursuant to the Merger Agreement) that are outstanding on the Closing Date and that are subsequently forfeited, expire or lapse unexercised or unsettled or are reacquired by the Post-Closing Company and (b) any shares added pursuant to the provision for an annual increase in shares set forth in the Incentive Plan.
(8)	Assumes the issuance of all shares initially reserved for issuance under the ESPP, excluding any shares added pursuant to the provision for an annual increase in shares set forth in the ESPP.
(9)	Includes 1,450,000 AltC private placement shares held by the Sponsor and 12,500,000 AltC founder shares held by the Sponsor. At the Closing, all of the AltC founder shares held by the Sponsor will be outstanding and entitled to vote; provided, however, that all of the AltC founder shares held by the Sponsor will unvest at the Closing. The AltC founder shares held by the Sponsor will vest in four tranches: 50% of them will vest upon the occurrence of Vesting Trigger Event I, 25% of them will vest upon the occurrence of Vesting Trigger Event II, 12.5% of them will vest upon the occurrence of the Vesting Trigger Event III, and 12.5% of them will vest upon the occurrence of Vesting Trigger Event IV. Any AltC founder shares held by the Sponsor that do not vest during the Vesting Period will be forfeited for no consideration. As described in footnote 3, in the $125 Million Scenario, the calculations do not include the 6,250,000 forfeited AltC founder shares but include the 5,000,000 shares of AltC Class A common stock to be purchased to fund the Sponsor Commitment. In addition, in the event of a Sale prior to the expiration of the Vesting Period, the vesting of unvested AltC founder shares or shares of Post-Closing Company Class A common stock issued or issuable upon the conversion of the unvested AltC founder shares shall be accelerated as follows: (1) 50% of AltC founder shall vest if the price of Post-Closing Company Class A common stock paid or implied in such Sale equals or exceeds $10.00 per share; (2) 25% of AltC founder shall vest if the price of Post-Closing Company Class A common stock paid or implied in such Sale equals or exceeds $12.00 per share; (3) 12.5% of AltC founder shall vest if the price of Post-Closing Company Class A common stock paid or implied in such Sale equals or exceeds $14.00 per share; and (4) 12.5% of AltC founder shall vest if the price of Post-Closing Company Class A common stock paid or implied in such Sale equals or exceeds $16.00 per share, and in each case, the price paid or implied in such Sale shall be determined after (i) taking into account the dilutive effect of any Earnout Shares that have been or would be issued at Earnout Triggering Event I, Earnout Triggering Event II and Earnout Triggering Event III, as applicable, and (ii) excluding any AltC founder shares that have been or would be forfeited pursuant to the Sponsor Agreement as described in the following sentence. Unvested AltC founder shares (or shares of Post-Closing Company Class A common stock issuable or issued upon conversion thereof) that do not vest upon the occurrence of a Sale will be forfeited immediately prior to the closing of such Sale.

The following table illustrates additional varying ownership levels in the Post-Closing Company immediately following the consummation of the business combination in each of the $275 Million Scenario and the $200 Million Scenario, but, in each case, includes the dilutive effect of the issuance of all Earnout Shares, the issuance of all shares of Post-Closing Company Class A common stock upon exercise of outstanding Oklo options assumed by the Post-Closing Company, and the issuance of all shares of Post-Closing Company Class A common stock initially reserved for issuance under the Incentive Plan and the ESPP:

	$275 Million Scenario(1)			$200 Million Scenario(2)
	Number of Shares	% Ownership		Number of Shares	% Ownership
Oklo stockholders(3)	78,223,495%			78,223,495%
Earnout Shares(4)	15,000,000%			15,000,000%
Oklo Options(5)	7,007,456%			7,007,456%
The Incentive Plan(6)			%			%
The ESPP(7)			%			%
Sponsor(8)	13,950,000%			13,950,000%
AltC public stockholders	26,473,251%			14,439,955%
Total		100.0%			100.0%
(1)	Assumes redemptions of 2,677,270 AltC public shares in connection with the Transactions, which would result in $275.0 million in the trust account at Closing. This scenario is based on the trust account balance as of October 31, 2023.
(2)	Assumes redemptions of 14,710,566 AltC public shares in connection with the Transactions, which would result in $150.0 million in the trust account at Closing. This scenario further assumes Oklo requests, which is to be made in Oklo’s sole discretion, that the Sponsor fund the Sponsor Commitment and the Sponsor’s subsequent funding of the Sponsor Commitment, which would result in Oklo’s deemed waiver of the Minimum Cash Condition. In addition, under this scenario, the Sponsor would be required to forfeit 5,000,000 AltC founder shares for no consideration. This scenario is based on the trust account balance as of October 31, 2023.
(3)	Consists of shares of AltC Class A common stock issuable in respect of shares of Oklo capital stock and Oklo SAFEs, in each case, outstanding as of October 31, 2023, based on an assumed Exchange Ratio of 6.340. The Exchange Ratio reflects the Oklo capital stock and Oklo SAFEs, in each case, outstanding as of October 31, 2023.
(4)	Assumes that all 15,000,000 Earnout Shares are issued to Eligible Oklo Equityholders during the Earnout Period. The Earnout Shares are issuable in three tranches: 50% of them will be issued upon the occurrence of Earnout Triggering Event I, 25% of them will be issued upon the occurrence of Earnout Triggering Event II and 25% of them will be issued upon the occurrence of Earnout Triggering Event III.
(5)	Assumes the issuance of (a) an estimated shares of Post-Company Class A common stock issuable upon exercise of all vested Oklo stock options outstanding at the Closing, which will have a weighted-average exercise price of $ based on the assumed Exchange Ratio of 6.340 and (b) an estimated shares of Post-Closing Company Class A common stock to be reserved for potential future issuance upon the exercise of assumed Oklo options that are not vested as of the Closing, which will have a weighted-average exercise price of $ based on the assumed Exchange Ratio of 6.340, each based on shares subject to outstanding stock options as of October 31.
(6)	Assumes the issuance of all shares initially reserved for issuance under the Incentive Plan, excluding (a) any shares subject to awards granted under the 2016 Plan (and assumed by AltC pursuant to the Merger Agreement) that are outstanding on the Closing Date and that are subsequently forfeited, expire or lapse unexercised or unsettled or are reacquired by the Post-Closing Company and (b) any shares added pursuant to the provision for an annual increase in shares set forth in the Incentive Plan.
(7)	Assumes the issuance of all shares initially reserved for issuance under the ESPP, excluding any shares added pursuant to the provision for an annual increase in shares set forth in the ESPP.
(8)	Includes 1,450,000 AltC private placement shares held by the Sponsor and 12,500,000 AltC founder shares held by the Sponsor. At the Closing, all of the AltC founder shares held by the Sponsor will be outstanding and entitled to vote; provided, however, that all of the AltC founder shares held by the Sponsor will unvest at the Closing. The AltC founder shares held by the Sponsor will vest in four tranches: 50% of them will vest upon the occurrence of Vesting Trigger Event I, 25% of them will vest upon the occurrence of Vesting Trigger Event II, 12.5% of them will vest upon the occurrence of the Vesting Trigger Event III, and 12.5% of them will vest upon the occurrence of Vesting Trigger Event IV. Any AltC founder shares held by the Sponsor that do not vest during the Vesting Period will be forfeited for no consideration. As described in footnote 2, in the $200 Million Scenario, the calculations do not include the 5,000,000 forfeited AltC founder shares but include the 5,000,000 shares of AltC Class A common stock to be purchased to fund the Sponsor Commitment. In addition, in the event of a Sale prior to the expiration of the Vesting Period, the vesting of unvested AltC founder shares or shares of Post-Closing Company Class A common stock issued or issuable upon the conversion of the unvested AltC founder shares shall be accelerated as follows: (1) 50% of AltC founder shall vest if the price of Post-Closing Company Class A common stock paid or implied in such Sale equals or exceeds $10.00 per share; (2) 25% of AltC founder shall vest if the price of Post-Closing Company Class A common stock paid or implied in such Sale equals or exceeds $12.00 per share; (3) 12.5% of AltC founder shall vest if the price of Post-Closing Company Class A common stock paid or implied in such Sale equals or exceeds $14.00 per share; and (4) 12.5% of AltC founder shall vest if the price of Post-Closing Company Class A common stock paid or implied in such Sale equals or exceeds $16.00 per share, and in each case, the price paid or implied in such Sale shall be determined after (i) taking into account the dilutive effect of any Earnout Shares that have been or would be issued at Earnout Triggering Event I, Earnout Triggering Event II and Earnout Triggering Event III, as applicable, and (ii) excluding any AltC founder shares that have been or would be forfeited pursuant to the Sponsor Agreement as described in the following sentence. Unvested AltC founder shares (or shares of Post- Closing Company Class A common stock issuable or issued upon conversion thereof) that do not vest upon the occurrence of a Sale will be forfeited immediately prior to the closing of such Sale.

The tables above reflect the fact that no Permitted Equity Financing has occurred to date. In addition, these tables assume that (a) no Permitted Equity Financing will occur prior to completion of the business combination, (b) no AltC Class A common stock is issued to the Sponsor in connection with the conversion of unpaid amounts under the Working Capital Loans, of which none are outstanding as of the date of this proxy statement/prospectus/consent solicitation statement and (c) there are no issuances of equity interests of AltC or Oklo other than those described by the tables above and their accompanying footnotes. If the actual facts differ from these assumptions, AltC public stockholders’ percentage ownership in the Post-Closing Company will be different.

See the sections entitled “Proposal No. 1 — The Business Combination Proposal — Impact of the Business Combination on Our Public Float” and “Unaudited Pro Forma Condensed Combined Financial Information” for more information.

Deferred Underwriting Fees

Approximately $17.5 million of the underwriting fee was deferred and conditioned upon completion of an initial business combination, which fees are not impacted by the size of such transaction or the level of redemptions associated therewith. As of the date of this proxy statement/prospectus/consent solicitation statement, the Waiving Underwriters have waived any claim to deferred underwriting fees payable pursuant to the Underwriting Agreement in connection with their underwriting services performed in connection with the AltC IPO, which would result in $7,000,000 in remaining deferred underwriting fees payable upon the consummation of the business combination, assuming no further waivers by the underwriters of the AltC IPO. The following table illustrates the effective deferred underwriting fee as a percentage of Available Closing SPAC Cash in the No Redemption Scenario, the $275 Million Scenario, the $250 Million Scenario, the $200 Million Scenario and the $125 Million Scenario.

	No Redemption Scenario(1)	$275 Million Scenario(2)	$250 Million Scenario(3)	$200 Million Scenario(4)	$125 Million Scenario(5)
Unredeemed public shares	29,150,521	26,473,251	24,066,592	14,439,955	7,219,978
Available Closing SPAC Cash	$302,811,061	$275,000,000	$250,000,000	$200,000,000	$125,000,000
Remaining Deferred underwriting fees	$7,000.000	$7,000.000	$7,000.000	$7,000.000	$7,000.000
Effective deferred underwriting fees(6)	2.3%	2.5%	2.8%	3.5%	5.6%
(1)	Assumes no AltC public stockholders exercise their redemption rights.
(2)	Assumes redemptions of 2,677,270 AltC public shares in connection with the Transactions, which would result in $275,000,000 in the trust account at Closing. This scenario is based on the trust account balance as of October 31, 2023.
(3)	Assumes redemptions of 5,083,929 AltC public shares in connection with the Transactions, which would result in $250,000,000 in the trust account at Closing and would not result in any obligation by the Sponsor to fund the Sponsor Commitment. This scenario is based on the trust account balance as of October 31, 2023.
(4)	Assumes redemptions of 14,710,566 AltC public shares in connection with the Transactions, which would result in $150,000,000 in the trust account at Closing. This scenario further assumes Oklo requests, which is to be made in Oklo’s sole discretion, that the Sponsor fund the Sponsor Commitment and the Sponsor’s subsequent funding of the Sponsor Commitment, which would result in Oklo’s deemed waiver of the Minimum Cash Condition. In addition, under this scenario, the Sponsor would be required to forfeit 5,000,000 AltC founder shares for no consideration. This scenario is based on the trust account balance as of October 31, 2023.
(5)	Assumes redemptions of 21,930,543 AltC public shares in connection with the Transactions, which would result in $75,000,000 in the trust account at Closing. This scenario further assumes Oklo requests, which is to be made in Oklo’s sole discretion, that the Sponsor fund the Sponsor Commitment and the Sponsor’s subsequent funding of the Sponsor Commitment, which would result in Oklo’s deemed waiver of the Minimum Cash Condition. In addition, under this scenario, the Sponsor would be required to forfeit 6,250,000 AltC founder shares for no consideration. This scenario is based on the trust account balance as of October 31, 2023.
(6)	Calculated as a percentage of Available Closing SPAC Cash.

Matters Being Voted On at the Special Meeting

AltC stockholders will be asked to consider and vote on the following proposals at the special meeting:

1.	a proposal to (a) approve and adopt the Merger Agreement and the related agreements to which AltC is a party and (b) approve the Merger and the other Transactions — we refer to this proposal as the “business combination proposal”;
2.	a proposal to approve and adopt the proposed second amended and restated certificate of incorporation of the Post-Closing Company (the “Post-Closing Company’s certificate of incorporation”) — we refer to this proposal as the “charter proposal.” A copy of the Post-Closing Company’s certificate of incorporation is attached to this proxy statement/prospectus/consent solicitation statement as Annex B;

3.	a proposal to approve, on a non-binding advisory basis, certain governance provisions in the Post-Closing Company’s certificate of incorporation, presented separately in accordance with the United States Securities and Exchange Commission (“SEC”) requirements — we refer to this proposal as the “governance proposal”;
4.	a proposal to approve and adopt the Incentive Plan and the material terms thereof, including the authorization of the initial share reserve thereunder — we refer to this proposal as the “incentive plan proposal.” A copy of the Incentive Plan is attached to this proxy statement/prospectus/consent solicitation statement as Annex F;
5.	a proposal to approve and adopt the ESPP and the material terms thereof, including the authorization of the initial share reserve thereunder — we refer to this proposal as the “ESPP proposal.” A copy of the ESPP is attached to this proxy statement/prospectus/consent solicitation statement as Annex G;
6.	a proposal to elect seven directors to serve staggered terms on the Post-Closing Company Board following the consummation of the business combination until immediately following the date of the 2024, 2025 and 2026 annual stockholder meetings, or in each case until their respective successors are duly elected and qualified, or until their earlier resignation, removal or death — we refer to this proposal as the “director election proposal”;
7.	a proposal to approve, for purposes of complying with the applicable provisions of Section 312.03 of the NYSE’s Listed Company Manual, (a) the issuance of more than 20% of AltC’s issued and outstanding shares of common stock in connection with the business combination and (b) the issuance of shares of AltC Class A common stock to a Related Party (as defined in Section 312.03 of the NYSE’s Listed Company Manual) in connection with the Transactions — we refer to this proposal as the “NYSE proposal”; and
8.	a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the business combination proposal, the charter proposal, the governance proposal, the incentive plan proposal, the ESPP proposal, the director election proposal or the NYSE proposal — we refer to this proposal as the “adjournment proposal.”

Date, Time and Place of Special Meeting

The special meeting will be held via live webcast at                a.m. Eastern Time, on                , 2023. The special meeting can be accessed by visiting                , where you will be able to listen to the meeting live and vote during the meeting. Please note that you will only be able to access the special meeting by means of remote communication.

At the special meeting, AltC stockholders will be asked to consider and vote upon the business combination proposal, the charter proposal, the governance proposal, the incentive plan proposal, the ESPP proposal, the director election proposal, the NYSE proposal and, if necessary, the adjournment proposal to permit further solicitation and vote of proxies if AltC is not able to consummate the business combination.

Voting Power; AltC Record Date

AltC stockholders will be entitled to vote or direct votes to be cast at the special meeting if they owned shares of AltC common stock at the close of business on                , 2023 (the “AltC record date”), which is the record date for the special meeting. AltC stockholders will have one vote for each share of AltC common stock owned at the close of business on the AltC record date. If your shares of AltC common stock are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. On the AltC record date, there were                shares of AltC common stock outstanding, of which               were AltC public shares with the rest being held by the Sponsor.

Quorum and Vote of AltC Stockholders

A quorum of AltC stockholders is necessary to hold a valid meeting. A quorum will be present at the special meeting if a majority of the outstanding shares of AltC common stock entitled to vote at the meeting are represented in person or by proxy. Proxies that are marked “abstain” will be treated as shares of AltC common stock present for purposes of determining the presence of a quorum on all matters. Broker non-votes will not be counted for the purposes of determining the existence of a quorum or for purposes of determining the number of votes cast at the special meeting.

The Sponsor owns of record and is entitled to vote     % of the outstanding shares of AltC common stock as of the AltC record date. Such shares, as well as any shares of AltC common stock acquired in the aftermarket by the Sponsor, will be voted in favor of the proposals presented at the special meeting.

The proposals presented at the special meeting will require the following votes:

●	the approval of each of the business combination proposal, the governance proposal (which is a non-binding advisory vote), the incentive plan proposal, the ESPP proposal the NYSE proposal and, if presented, the adjournment proposal require the affirmative vote of a majority of the votes cast by holders of outstanding shares of AltC common stock represented at the special meeting by attendance via the virtual meeting website or by proxy and entitled to vote thereon at the special meeting. Accordingly, if a valid quorum is established, an AltC stockholder’s failure to vote by proxy or to vote at the special meeting with regard to the business combination proposal, the governance proposal, the incentive plan proposal, the ESPP proposal, the NYSE proposal and, if presented, the adjournment proposal will have no effect on such proposals;
●	the approval of the charter proposal requires the affirmative vote of holders of a majority of the outstanding shares of AltC Class B common stock entitled to vote thereon at the special meeting, voting separately, as well as the affirmative vote of holders of a majority of the outstanding shares of AltC Class A common stock and AltC Class B common stock entitled to vote thereon at the special meeting, voting together as a single class. Accordingly, if a valid quorum is established, an AltC stockholder’s failure to vote by proxy or to vote at the special meeting with regard to the charter proposal will have the same effect as a vote “AGAINST” such proposal; and
●	directors are elected by a plurality of all of the votes cast by holders of shares of AltC common stock represented at the special meeting by attendance via the virtual meeting website or by proxy and entitled to vote thereon at the special meeting. This means that the seven director nominees who receive the most affirmative votes will be elected. AltC stockholders may not cumulate their votes with respect to the election of directors. Accordingly, if a valid quorum is established, an AltC stockholder’s failure to vote by proxy or to vote at the special meeting or a withhold vote with regard to a director nominee named in the director election proposal will have no effect on such proposal.

Abstentions will have the same effect as a vote “AGAINST” the charter proposal, but will have no effect on the other proposals.

Consummation of the business combination is conditioned on the approval of each of the business combination proposal, the charter proposal, the incentive plan proposal, the ESPP proposal, the director election proposal and the NYSE proposal. If any of those proposals are not approved, then unless certain conditions in the Merger Agreement are waived by the applicable parties to the Merger Agreement, the Merger Agreement may be terminated and the business combination may not be consummated.

Redemption Rights

Pursuant to AltC’s current certificate of incorporation, a holder of AltC public shares may demand that AltC redeem such shares for cash if the business combination is consummated. Holders of AltC public shares will be entitled to receive cash for these shares only if they demand in writing that AltC redeem their AltC public shares for cash and deliver their AltC public shares to Continental Stock Transfer & Trust Company, AltC’s transfer agent, no later than the second business day prior to the vote on the business combination proposal. If the business combination is not completed, the AltC public shares will not be redeemed. If a holder of AltC public shares properly exercises their redemption rights and the business combination is consummated, AltC will redeem such shares for cash in an amount equal to their pro rata portion of the funds held in the trust account, calculated as of two business days prior to the consummation of the business combination. As of the AltC record date, this would amount to approximately $                per share. In such case, such holder of AltC public shares will be exchanging their shares for cash and will no longer own such shares. Please see the section entitled “Special Meeting of AltC Stockholders — Redemption Rights” for a detailed description of the procedures to be followed if you wish to redeem your AltC public shares for cash.

Notwithstanding the foregoing, a holder of AltC public shares, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption rights with respect to more than 15% of the AltC public shares.

Accordingly, all AltC public shares in excess of 15% held by an AltC public stockholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or was a “group,” will not be redeemed for cash.

The business combination will not be consummated if AltC has net tangible assets of less than $5,000,001 after taking into account holders of AltC public shares that have properly demanded redemption of their shares for cash on the date that is two business days prior to the date of the special meeting.

Pursuant to the Sponsor Agreement, the Sponsor and the Insiders have agreed to waive their redemption rights with respect to all of their shares of AltC common stock in connection with the consummation of the business combination and, because of this, such shares of AltC common stock are excluded from the pro rata calculation used to determine the per-share redemption price. As is customary in transactions of this type, the Sponsor and the Insiders did not receive any consideration for waiving their redemption rights.

Appraisal Rights of AltC Stockholders

AltC stockholders do not have appraisal rights in connection with the Transactions under the DGCL.

Proxy Solicitation

Proxies may be solicited by mail, telephone or in person. AltC has engaged Morrow Sodali LLC (“Morrow”) to assist in the solicitation of proxies. If a stockholder grants a proxy, it may still vote their shares of AltC common stock during the meeting if it revokes its proxy before the special meeting. A stockholder may also change its vote by submitting a later-dated proxy as described in the section entitled “Special Meeting of AltC Stockholders — Revoking Your Proxy.”

Interests of Certain AltC Persons in the Business Combination

In considering the recommendation of the AltC Board to vote in favor of approval of the business combination proposal and the other proposals, AltC stockholders should keep in mind that the Sponsor and the Insiders have interests in such proposals that are different from, or in addition to, the interests of AltC stockholders generally. In particular:

●	If the Transactions or another business combination are not consummated by July 12, 2024 (or such earlier date as determined by the AltC Board), AltC will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding AltC public shares for cash and, subject to the approval of its remaining stockholders and the AltC Board, dissolving and liquidating. In such event, the 12,500,000 AltC founder shares held by the Sponsor will become worthless because the holders thereof are not entitled to participate in any redemption or distribution with respect to such shares. Such shares had an aggregate market value of approximately $ based upon the closing price of $ per share on the NYSE on , 2023, the record date of the special meeting. Such AltC founder shares are subject to certain time and performance-based vesting and lock-up provisions as described under “Proposal No. 1 — The Business Combination Proposal — Certain Agreements Related to the Business Combination — Sponsor Agreement.”
●	The Sponsor purchased an aggregate of 1,450,000 private placement shares, generating gross proceeds of $14,500,000 ($10.00 per AltC private placement share). This purchase took place on a private placement basis simultaneously with the consummation of the AltC IPO. The proceeds from the sale of the AltC private placement shares were added to the proceeds from the AltC IPO held in the trust account. The AltC private placement shares had an aggregate market value of approximately $ based upon the closing price of $ per share on the NYSE on , 2023, the record date for the special meeting. The AltC private placement shares will become worthless if AltC does not consummate a business combination by July 12, 2024 (or such earlier date as determined by the AltC Board). The AltC private placement shares are subject to certain time-and performance-based lock-up provisions as described under “Proposal No. 1 — The Business Combination Proposal — Certain Agreements Related to the Business Combination — Sponsor Agreement.”
●	Sam Altman is the co-founder and chief executive officer of AltC and a member of each of the AltC Board and the Oklo Board. Mr. Altman also (a) has an economic interest in 6,035,600 AltC founder shares and 700,100 AltC private placement shares through his ownership of a membership interest in the Sponsor (but does not beneficially own any shares of AltC capital stock), (b) beneficially owns 519,858 shares of Oklo Series A-3 preferred stock held by Hydrazine Capital II, L.P., and (c) has an economic interest in (i) the 252,605 shares of Oklo common stock held by Y Combinator S2014, LLC, (ii) the 354,177 shares of Oklo Series A-1 preferred stock held by YC Holdings II, LLC and (iii) the 55,135 shares of Oklo Series A-2 preferred stock held by YCVC Fund I, LP. In connection with the Transactions, the shares of Oklo capital stock held by Hydrazine Capital II, L.P., Y Combinator S2014, LLC, YC Holdings II, LLC and YCVC Fund I, LP that Mr. Altman beneficially owns or has an economic interest in are expected to be converted into 7,582,269 shares of Post-Closing Company Class A common stock based on an assumed Exchange Ratio of 6.340. In light of his relationships with both AltC and Oklo and to avoid any potential conflicts of interest, after entry into a letter of intent to enter into a business combination by each of Oklo and AltC, Mr. Altman recused himself from each of the Oklo Board and the AltC Board with respect to the Transactions. Following the Closing, Mr. Altman will continue to serve as a director of the Post-Closing Company. As such, in the future Mr. Altman will receive any cash fees, stock options or stock awards that the Post-Closing Company Board determines to pay its executive and non-executive directors. For more information about Mr. Altman’s economic interests in the Transactions, see the section entitled “Beneficial Ownership of Securities.”
●	Peter Lattman, Frances Frei and John L. Thornton, all of whom are directors of AltC, and Jay Taragin, the Chief Financial Officer of AltC, each have a direct or indirect economic interest (or may have a deemed economic interest) in the AltC founder shares and AltC private placement shares purchased by the Sponsor, but do not beneficially own any AltC common stock. Allison Green, a director of AltC, may be deemed to have an indirect economic interest in the AltC founder shares and AltC private placement shares as a result of SuRo Capital Corp. having a membership interest in Sponsor. Ms. Green is the Chief Financial Officer of SuRo Capital Corp. The economic interest (or deemed economic interest) of these individuals in the AltC founder shares and AltC private placement shares held by Sponsor is shown below:

	Founder	Private Placement
	Shares	Shares
Allison Green	214,400	24,900
Peter Lattman	128,600	14,900
Frances Frei	128,600	14,900
John L. Thornton	257,300	29,800
Jay Taragin	5,000	—

For more information about our officers’ and directors’ economic interests in the Transactions, see the section entitled “Beneficial Ownership of Securities.”

●	If AltC is unable to complete a business combination within the completion window, its executive officers will be personally liable under certain circumstances to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by AltC for services rendered or contracted for or products sold to AltC. If AltC consummates a business combination, on the other hand, AltC will be liable for all such claims.
●	The Sponsor and the Insiders will receive material benefits from the completion of an initial business combination and may be incentivized to complete the Transactions rather than liquidate (in which case the Sponsor would lose its entire investment), even if Oklo is a less favorable target company or the terms of the Transactions are less favorable to AltC stockholders than an alternative transaction.
●	The Sponsor has invested an aggregate of $14,525,000 (consisting of $14,500,000 for AltC private placement shares and $25,000 for the AltC founder shares), which means the Sponsor, following the Transactions, may experience a positive rate of return on their investment, even if other AltC stockholders experience a negative rate of return on their investment.
●	The Sponsor (including its representatives and affiliates) and AltC’s directors and officers, are, or may in the future become, affiliated with entities that are engaged in a similar business to AltC. AltC’s directors and officers also may become aware of business opportunities which may be appropriate for presentation to AltC, and the other entities to which they owe certain fiduciary or contractual duties. Accordingly, they may have had conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts may not be resolved in AltC’s favor and such potential business opportunities may be presented to other entities prior to their presentation to AltC, subject to applicable fiduciary duties under the General Corporation Law of the State of Delaware. AltC’s current certificate of incorporation provides that AltC renounces any expectancy in any corporate opportunity offered to any director or officer of AltC unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of AltC and such opportunity is one AltC is legally and contractually permitted to undertake and such person is legally permitted to refer such opportunity to AltC. AltC is not aware of any such conflict or opportunity being presented to any founder, director or officer of AltC nor does AltC believe that the limitation of the application of the “corporate opportunity” doctrine in AltC’s current certificate of incorporation had any impact on its search for a potential business combination.
●	AltC’s officers and directors, and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on AltC’s behalf, such as identifying and investigating possible business targets and business combinations. As of the date of this proxy statement/prospectus/consent solicitation statement, such reimbursement is estimated to be approximately $5,000 in the aggregate. However, if AltC fails to consummate a business combination within the completion window, they will not have any claim against the trust account for reimbursement. Accordingly, AltC may not be able to reimburse these expenses if the Transactions or another business combination, are not completed within the completion window.
●	The continued indemnification of current directors and officers and the continuation of the current directors’ and officers’ liability insurance by obtaining a six-year “tail” policy containing terms not materially less favorable than the terms of such current insurance coverage with respect to claims existing or occurring at or prior to the Effective Time (the “D&O Tail”).
●	The Sponsor has agreed to use commercially reasonable efforts to enter into an agreement or agreements with one or more third parties to not exercise their redemption rights, which agreements may, if reasonably necessary, include incentives in the form of AltC founder shares (which will convert to shares of Post-Closing Company Class A common stock at Closing), in amounts and on such terms as the Sponsor and Oklo shall mutually agree. In addition, depending on the number of AltC stockholders that exercise their redemption rights, the Sponsor may also be required to purchase up to an additional 5,000,000 shares of AltC common stock (at a purchase price of $10.00 per share) in an amount up to $50,000,000.

Interests of Certain Oklo Persons in the Business Combination

In considering whether to approve the Oklo business combination proposal by executing and delivering the written consent, Oklo stockholders should be aware that aside from their interests as stockholders, Oklo’s executive officers and directors have interests in the business combination that are different from, or in addition to, those of other Oklo stockholders generally. Oklo stockholders should take these interests into account in deciding whether to approve the Oklo business combination proposal.

These interests include, among other things, the fact that:

●	The following executive officers of Oklo are expected to be appointed as executive officers of the Post-Closing Company following the consummation of the business combination: Jacob DeWitte, Caroline Cochran and R. Craig Bealmear;
●	The following members of the Oklo Board are expected to be appointed as directors of the Post-Closing Company following the consummation of the business combination: Jacob DeWitte, Sam Altman, Caroline Cochran, and ;
●	Sam Altman is the co-founder and chief executive officer of AltC and a member of each of the AltC Board and the Oklo Board. Mr. Altman also (a) has an economic interest in 6,035,600 AltC founder shares and 700,100 AltC private placement shares through his ownership of a membership interest in the Sponsor (but does not beneficially own any shares of AltC capital stock), (b) beneficially owns 519,858 shares of Oklo Series A-3 preferred stock held by Hydrazine Capital II, L.P., and (c) has an economic interest in (i) the 252,605 shares of Oklo common stock held by Y Combinator S2014, LLC, (ii) the 354,177 shares of Oklo Series A-1 preferred stock held by YC Holdings II, LLC and (iii) the 55,135 shares of Oklo Series A-2 preferred stock held by YCVC Fund I, LP. In connection with the Transactions, the shares of Oklo capital stock held by Hydrazine Capital II, L.P., Y Combinator S2014, LLC, YC Holdings II, LLC and YCVC Fund I, LP that Mr. Altman beneficially owns or has an economic interest in are expected to be converted into 7,582,269 shares of Post-Closing Company Class A common stock based on an assumed Exchange Ratio of 6.340. In light of his relationships with both AltC and Oklo and to avoid any potential conflicts of interest, after entry into a letter of intent to enter into a business combination by each of Oklo and AltC, Mr. Altman recused himself from each of the Oklo Board and the AltC Board with respect to the Transactions. Following the Closing, Mr. Altman will continue to serve as a director of the Post-Closing Company. As such, in the future Mr. Altman will receive any cash fees, stock options or stock awards that the Post-Closing Company Board determines to pay its executive and non-executive directors. For more information about Mr. Altman’s economic interests in the Transactions, see the section entitled “Beneficial Ownership of Securities”; and

●	The executive officers of Oklo and members of the Oklo Board are holders of, or affiliated with entities that are holders of, Oklo equity interests and in such capacity will be entitled to receive the Merger Consideration payable to all holders of such equity interests pursuant to the terms of the Merger Agreement.

Board of Directors Following the Business Combination

Upon consummation of the business combination, it is expected that each Class I director will have a term that expires at the annual meeting of stockholders in 2024, each Class II director will have a term that expires at the annual meeting of stockholders in 2025 and each Class III director will have a term that expires at the annual meeting of stockholders in 2026, or in each case until their respective successors are duly elected and qualified, or until their earlier resignation, removal or death.

We are proposing                ,                 and               to serve as the Class I directors,                and                 to serve as the Class II directors and                 and                 to serve as the Class III directors.

Please see the sections entitled “Proposal No. 6 — The Director Election Proposal” and “Management After the Business Combination” for additional information.

Opinion of AltC’s Financial Advisor

Pursuant to an engagement letter, dated March 17, 2023 (the “OT Engagement Letter”), AltC retained Ocean Tomo, a part of J.S. Held (“Ocean Tomo”), to advise the AltC Board regarding the fairness of the equity value (the “Purchase Price”) ascribed to Oklo pursuant to the Merger Agreement and deliver a letter to AltC outlining its opinion as to whether the Purchase Price is fair, from a financial point of view, to the shareholders of AltC (other than the Sponsor), (such opinion and advice, the “Opinion”). Ocean Tomo delivered its written Opinion to AltC on July 11, 2023 (the “Opinion Date”). In selecting Ocean Tomo, AltC considered, among other things, the fact that Ocean Tomo is (i) regularly engaged in the valuation of businesses and their securities and the provision of fairness opinions in connection with various transactions and (ii) has undertaken numerous engagements in the clean-energy and nuclear space. The Opinion was provided for the information of, and directed to, the AltC Board for its information and assistance in connection with the business combination. Based upon and subject to the limitations and assumptions referenced in “Proposal No. 1 — The Business Combination Proposal — Opinion of AltC’s Financial Advisor.” Ocean Tomo is of the opinion that as of the Opinion Date, the Purchase Price pursuant to the Merger Agreement is fair from a financial point of view to the shareholders of AltC (other than the Sponsor).

The full text of the Opinion is attached to this proxy statement/prospectus/consent solicitation statement as Annex H and is incorporated into this document by reference. The summary of the Opinion set forth in this proxy statement/prospectus/consent solicitation statement is qualified in its entirety by reference to the full text of the Opinion. AltC’s shareholders are urged to read the Opinion carefully and in its entirety for a discussion of the procedures followed, assumptions made, matters considered, limitations of the review undertaken by Ocean Tomo in connection with the Opinion, as well as other qualifications contained in the Opinion. The full text of the Opinion and a summary of Ocean Tomo’s financial analysis is being included in this proxy statement/prospectus/ consent solicitation statement because it was provided to AltC for their evaluation of the business combination.

For a description of the Opinion, see “Proposal No. 1 — The Business Combination Proposal — Opinion of AltC’s Financial Advisor.”

Recommendation to AltC Stockholders

The AltC Board believes that the business combination proposal and the other proposals to be presented at the special meeting are fair to, and in the best interests of, AltC stockholders and unanimously (of those who voted) recommends that its stockholders vote “FOR” the business combination proposal, “FOR” the charter proposal, “FOR” the governance proposal, “FOR” the incentive plan proposal, “FOR” the ESPP proposal, “FOR” each of the director nominees named in the director election proposal, “FOR” the NYSE proposal and, if presented, “FOR” the adjournment proposal.

When you consider the AltC Board’s recommendation of these proposals, you should keep in mind that our directors and officers, as well as the Sponsor, have interests in the Transactions that are different from, or in addition to, the interests of AltC stockholders generally. Please see the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of Certain AltC Persons in the Business Combination” for additional information. The AltC Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Transactions and in recommending to AltC stockholders that they vote “FOR” the proposals presented at the special meeting.

Oklo Solicitation of Written Consents

General

Oklo stockholders are being asked to consider and consent to a proposal to approve and adopt the Merger Agreement and the related agreements to which Oklo is a party and to approve the Merger and the other Transactions (the “Oklo business combination proposal”) by executing and delivering the written consent furnished with this proxy statement/prospectus/consent solicitation statement.

Recommendation to Oklo Stockholders

The Oklo Board (excluding Sam Altman, who recused himself from the Oklo Board with respect to the business combination) has considered the business combination and the terms of the Merger Agreement and the related agreements and has determined that the Oklo business combination proposal is fair to, and in the best interests of, Oklo and its stockholders. Of those who voted, the Oklo Board unanimously recommends that Oklo stockholders approve the Oklo business combination proposal by submitting a written consent.

When you consider the Oklo Board’s recommendation of this proposal, you should keep in mind that certain executive officers and directors of Oklo have interests in the business combination that may be different from, or in addition to, the interests of Oklo stockholders generally. Please see the section entitled “— Oklo Solicitation of Written Consents — Interests of Certain Persons in the Business Combination” for additional information. The Oklo Board was aware of and considered these interests, among other matters, in evaluating and negotiating the business combination and in recommending to Oklo stockholders that they consent to the Oklo business combination proposal.

Oklo Stockholders Entitled to Consent

Only Oklo stockholders of record as of the close of business on                , 2023 (the “Oklo record date”) will be entitled to execute and deliver a written consent. Each holder of Oklo common stock is entitled to one vote for each share of Oklo common stock held as of the Oklo record date. Each holder of Oklo preferred stock is entitled to a number of votes equal to the number of shares of Oklo common stock into which the shares of Oklo preferred stock held by such holder could be converted as of the Oklo record date.

Required Written Consents

The approval of the Oklo business combination proposal requires the affirmative vote in favor of the proposal by holders of at least (a) a majority of the issued and outstanding shares of Oklo common stock and Oklo preferred stock (voting together as a single class on an as-converted to common stock basis) and (b) 60% of the issued and outstanding shares of Oklo preferred stock (voting together as a single class).

Immediately following the execution of the Merger Agreement, AltC, Oklo and certain Oklo stockholders entered into the Oklo Voting and Support Agreements. Pursuant to the terms thereof, among other things, the Oklo stockholders party thereto, whose ownership interests collectively represent 62.3% of outstanding Oklo preferred stock and 71.3% of outstanding Oklo common stock and Oklo preferred stock (voting on an as-converted basis), which is sufficient to approve the Oklo business combination proposal on behalf of Oklo, have agreed to support the approval of the Oklo business combination proposal. Please see the section entitled “— Certain Agreements Related to the Business Combination — Oklo Voting and Support Agreements” for additional information.

Interests of Certain Persons in the Business Combination

In considering whether to approve the Oklo business combination proposal by executing and delivering the written consent, Oklo stockholders should be aware that aside from their interests as stockholders, Oklo’s executive officers and directors have interests in the business combination that are different from, or in addition to, those of other Oklo stockholders generally. Oklo stockholders should take these interests into account in deciding whether to approve the Oklo business combination proposal.

These interests include, among other things, the fact that:

●	The following executive officers of Oklo are expected to be appointed as executive officers of the Post-Closing Company following the consummation of the business combination: Jacob DeWitte, Caroline Cochran and R. Craig Bealmear;
●	The following members of the Oklo Board are expected to be appointed as directors of the Post-Closing Company following the consummation of the business combination: Jacob DeWitte, Sam Altman, Caroline Cochran, and ;
●	Sam Altman is the co-founder and chief executive officer of AltC and a member of each of the AltC Board and the Oklo Board. Mr. Altman also (a) has an economic interest in 6,035,600 AltC founder shares and 700,100 AltC private placement shares through his ownership of a membership interest in the Sponsor (but does not beneficially own any shares of AltC capital stock), (b) beneficially owns 519,858 shares of Oklo Series A-3 preferred stock held by Hydrazine Capital II, L.P., and (c) has an economic interest in (i) the 252,605 shares of Oklo common stock held by Y Combinator S2014, LLC, (ii) the 354,177 shares of Oklo Series A-1 preferred stock held by YC Holdings II, LLC and (iii) the 55,135 shares of Oklo Series A-2 preferred stock held by YCVC Fund I, LP. In connection with the Transactions, the shares of Oklo capital stock held by Hydrazine Capital II, L.P., Y Combinator S2014, LLC, YC Holdings II, LLC and YCVC Fund I, LP that Mr. Altman beneficially owns or has an economic interest in are expected to be converted into 7,767,807 shares of Post-Closing Company Class A common stock based on an assumed Exchange Ratio of 6.340. In light of his relationships with both AltC and Oklo and to avoid any potential conflicts of interest, after entry into a letter of intent to enter into a business combination by each of Oklo and AltC, Mr. Altman recused himself from each of the Oklo Board and the AltC Board with respect to the Transactions. Following the Closing, Mr. Altman will continue to serve as a director of the Post-Closing Company. As such, in the future Mr. Altman will receive any cash fees, stock options or stock awards that the Post-Closing Company Board determines to pay its executive and non-executive directors. For more information about Mr. Altman’s economic interests in the Transactions, see the section entitled “Beneficial Ownership of Securities”; and
●	The executive officers of Oklo and members of the Oklo Board are holders of, or affiliated with entities that are holders of, Oklo equity interests and in such capacity will be entitled to receive the Merger Consideration payable to all holders of such equity interests pursuant to the terms of the Merger Agreement.

Submission of Written Consents

If you hold shares of Oklo capital stock as of the close of business on the Oklo record date and you wish to give your written consent, you must fill out the enclosed written consent, date and sign it, and promptly return it to Oklo. Once you have completed, dated and signed the written consent, you may deliver it to Oklo by emailing a .pdf copy to consents@oklo.com or by mailing your written consent to Oklo Inc., 3190 Coronado Dr., Santa Clara, CA 95054, Attention: Consents.

The Oklo Board has set                , 2023 as the consent deadline. Oklo reserves the right to extend the consent deadline beyond                , 2023. Any such extension may be made without notice to Oklo stockholders.

Executing Written Consents; Revocation of Written Consents

Oklo stockholders may execute a written consent to approve the Oklo business combination proposal (which is equivalent to a vote for such proposal). If an Oklo stockholder does not return their written consent, it will have the same effect as a vote against the Oklo business combination proposal.

An Oklo stockholder’s consent to the Oklo business combination proposal may be changed or revoked at any time before the consent deadline. If an Oklo stockholder wishes to change or revoke their consent before the consent deadline, they may do so by delivering a notice of revocation, by emailing a .pdf copy of such notice to consents@oklo.com or by mailing a copy of such notice to Oklo Inc., 3190 Coronado Dr., Santa Clara, CA 95054, Attention: Consents.

Appraisal Rights of Oklo Stockholders

Pursuant to Section 262 of the DGCL, Oklo stockholders (including beneficial owners) that do not deliver a written consent approving the Oklo business combination proposal, which, among other things, adopts the Merger Agreement, and that otherwise strictly comply with the procedures set forth in Section 262 of the DGCL, have the right to seek appraisal of the fair value of their shares of Oklo common stock and/or preferred stock, as determined by the Delaware Court of Chancery, if the business combination is completed. The “fair value” of shares of Oklo capital stock as determined by the Delaware Court of Chancery could be more or less than, or the same as, the value of the consideration that an Oklo stockholder or beneficial owner would otherwise be entitled to receive under the terms of the Merger Agreement.

To exercise appraisal rights, Oklo stockholders (including beneficial owners seeking to exercise their appraisal rights) must strictly comply with the procedures prescribed by the DGCL. These procedures are summarized in the section entitled “Appraisal Rights — Appraisal Rights of Oklo Stockholders.” The relevant provisions of the DGCL are included as Annex I to this proxy statement/prospectus/consent solicitation statement. Oklo stockholders and beneficial owners are encouraged to read these provisions carefully and in their entirety. Moreover, due to the complexity of the procedures for exercising and perfecting the right to seek appraisal, Oklo stockholders and beneficial owners that are considering exercising and perfecting that right are encouraged to seek the advice of legal counsel. Failure to strictly comply with these provisions will result in a loss of the right of appraisal or dissent.

Solicitation of Written Consents; Expenses

The expense of preparing, printing and mailing these consent solicitation materials is being borne by Oklo. Directors, officers and employees of Oklo may solicit consents by telephone and personally, in addition to solicitation by mail. These persons will receive their regular compensation but no special compensation for soliciting consents.

Assistance

If you need assistance in completing your written consent or have questions regarding the consent solicitation, please contact consents@oklo.com.

Tax Consequences of the Business Combination for Oklo Stockholders

For a description of certain U.S. federal income tax consequences of the business combination, please see the information set forth in the section entitled “Proposal No. 1 — The Business Combination Proposal — Material U.S. Federal Income Tax Consequences of the Business Combination to Oklo Stockholders.”

Tax Consequences of the Business Combination for AltC Stockholders

For a description of certain U.S. federal income tax consequences of the Transactions and the exercise of redemption rights, please see the information set forth in the section entitled “Proposal No. 1 — The Business Combination Proposal — Material U.S. Federal Income Tax Consequences for AltC Stockholders Exercising Redemption Rights.”

Expected Accounting Treatment of the Transactions

We expect the Transactions to be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, AltC is expected to be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the financial statements of the Post-Closing Company will represent a continuation of the financial statements of Oklo with the Transactions treated as the equivalent of Oklo issuing shares for the net assets of AltC, accompanied by a recapitalization. The net assets of AltC will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Transactions will be those of Oklo in future reports of the Post-Closing Company. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Expected Accounting Treatment of the Transactions.”

Regulatory Matters

Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain transactions may not be consummated unless information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The Transactions are subject to these requirements and may not be completed until the expiration of a 30-day waiting period following the filing of the required Notification and Report Forms with the Antitrust Division and the FTC or until early termination is granted. If the FTC or the Antitrust Division issues a Second Request within the initial 30-day waiting period, the waiting period with respect to the Transactions will be extended for an additional period of 30 calendar days, which will begin on the date on which the filing parties each certify compliance with the Second Request. Complying with a Second Request can take a significant period of time.

On July 24, 2023 and July 25, 2023, AltC and Oklo, respectively, filed the required forms under the HSR Act with the Antitrust Division and the FTC and requested early termination. The waiting period expired at 11:59 pm Eastern Time on August 24, 2023.

At any time before or after consummation of the Transactions, notwithstanding termination of the waiting period under the HSR Act (which occurred on August 24, 2023), the applicable competition authorities could take such action under applicable antitrust laws as each deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Transactions. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. There is no assurance that the Antitrust Division, the FTC, any state attorney general, or any other government authority will not attempt to challenge the Transactions on antitrust grounds, and, if such a challenge is made, we cannot assure you as to its result.

Neither AltC nor Oklo is aware of any material regulatory approvals or actions that are required for completion of the Transactions other than the expiration or early termination of the waiting period under the HSR Act (which occurred on August 24, 2023). It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Risk Factors

In evaluating the proposals to be presented at the special meeting, you should carefully read this proxy statement/prospectus/consent solicitation statement and especially consider the factors discussed in the section entitled “Risk Factors.” These risks include, but are not limited to the following:

●	We have not yet constructed any powerhouses or entered into any binding contract with any customer to operate a plant or deliver electricity or heat, and there is no guarantee that we will be able to do so in the future. This limited commercial operating history makes it difficult to evaluate our prospects, the risks and challenges we may encounter and our total potential addressable market.
●	We have a limited commercial operating history in a rapidly evolving industry. As a result, it is difficult for us to evaluate and prepare for all the risks and challenges we may encounter.
●	We have no experience in operating a company that builds and operates commercial nuclear power plants or that directly provides customers heat or power.
●	We are an early-stage company with a history of financial losses (e.g., negative cash flows), and we expect to incur significant expenses and continuing financial losses at least until our powerhouses become commercially viable, which may never occur.
●	Our construction and delivery timeline estimates for our powerhouses, facilities, and other equipment may increase due to a number of factors, including the degree of pre-fabrication, standardization, on-site construction, long-lead procurement, contractor performance, plant pre-operational and startup testing and other site-specific considerations.
●	Our powerhouses, like many advanced fission reactors, are expected to rely on high-assay low-enriched uranium (“HALEU”), in part or for a period of time until recycled waste fuel is available. HALEU is not currently available at scale. Access to a domestic supply of HALEU may require regulatory approval, and additional third-party development and investment and/or significant government assistance. If we are unable to access HALEU, or recycled waste fuel, our ability to manufacture fuel and to produce power will be adversely affected, which could have a material adverse effect on our business prospects, financial condition, results of operations and cash flows.
●	Building a new fuel fabrication facility is challenging as a result of many factors, including regulatory and construction complexity, and may take longer or cost more than we expect.
●	Building a new fuel recycling facility is challenging as a result of many factors, including regulatory and construction complexity, and may take longer or cost more than we expect.
●	Our supply base may not be able to scale to the production levels necessary to meet sales projections.
●	We rely on a limited number of suppliers for certain materials and supplied components, some of which are highly specialized and are being designed for first-of-a-kind or sole use in our powerhouses, fuel fabrication facilities, and fuel recycling facilities. We and our third-party vendors may not be able to obtain sufficient materials or supplied components to meet our manufacturing and operating needs or obtain such materials on favorable terms including price. Additionally, certain components may only be available from international suppliers.
●	The Sponsor, certain members of the AltC Board and certain AltC officers have interests in the business combination that are different from or are in addition to other stockholders in recommending that stockholders vote in favor of approval of the business combination proposal and approval of the other proposals described in this proxy statement/prospectus/consent solicitation statement.
●	The NYSE may not continue to list AltC Class A common stock, which could limit investors’ ability to transact in our securities and subject us to additional trading restrictions.
●	The Sponsor is liable to ensure that proceeds of the trust account are not reduced by vendor claims in the event a business combination is not consummated. It has also agreed to pay for any liquidation expenses if a business combination is not consummated. Such liability may have influenced the Sponsor’s decision to approve the Transactions.
●	We cannot assure you that we will be able to complete the Transactions or another initial business combination by July 12, 2024 (or such earlier date as determined by the AltC Board), in which case AltC will cease all operations except for the purpose of winding up and we would redeem our public shares and liquidate, in which case AltC’s public stockholders would only receive approximately $10.00 per share, or less than such amount in certain circumstances.
●	The estimated net cash per share of AltC common stock that will be contributed to the Post-Closing Company in the business combination is less than the redemption price. Accordingly, AltC public stockholders who do not exercise redemption rights will receive shares of Post-Closing Company Class A common stock that may have a value less than the amount they would receive upon exercising their redemption rights. Further, the shares of most companies that have recently completed business combinations between a special purpose acquisition company and an operating company have traded at prices below $10.00 per share. Accordingly, AltC public stockholders who do not exercise their redemption rights may hold shares of Post-Closing Company Class A common stock that never obtain a value equal to or exceeding their per share value of the trust account. Please see the section entitled “Questions and Answers about the Business Combination — What is the amount of net cash per share of AltC common stock that is being contributed to the Post-Closing Company in the Transactions?” for additional information.
●	AltC’s stockholders will experience dilution as a consequence of, among other transactions, the issuance of AltC Class A common stock as consideration in the business combination. Having a minority share position may reduce the influence that AltC’s current stockholders have on the management of AltC.
●	The Sponsor will beneficially own a significant equity interest in AltC and may take actions that conflict with your interests.
●	AltC and Oklo have incurred and expect to incur significant costs associated with the business combination. Whether or not the business combination is completed, the incurrence of these costs will reduce the amount of cash available to be used for other corporate purposes by AltC if the business combination is not completed.

●	A market for the Post-Closing Company’s securities may not continue, which would adversely affect the liquidity and price of the Post-Closing Company’s securities.
●	If the business combination’s benefits do not meet the expectations of investors, stockholders or financial analysts, the market price of the Post-Closing Company’s securities may decline.
●	Legal proceedings in connection with the business combination, the outcomes of which are uncertain, could delay or prevent the completion of the business combination.
●	We may be subject to a new 1% U.S. federal excise tax in connection with redemptions of our common stock.

Sources and Uses of Funds for the Transactions

The following tables summarize the sources and uses for funding the Transactions under five scenarios: (i) the No Redemption Scenario, (ii) the $275 Million Scenario, (iii) the $250 Million Scenario, (iv) the $200 Million Scenario and (v) the $125 Million Scenario.

No Redemption Scenario

These figures assume that (i) no public stockholders exercise their redemption rights in connection with the Transactions, (ii) the Post-Closing Company issues 78,223,495 shares of Post-Closing Company Class A common stock to Oklo stockholders (which includes holders of Oklo preferred stock and Oklo SAFEs that, pursuant to the Conversion, are converted to Oklo common stock immediately prior to the Merger) and reserves 7,007,456 shares of Post-Closing Company Class A common stock for potential future issuance upon the exercise of Post-Closing Company options issued to Oklo option holders as part of the Merger Consideration pursuant to the Merger Agreement and (iii) there has been no incremental financing raised by AltC, including the Sponsor Commitment. If the actual facts are different from these assumptions, then the amounts and shares outstanding after the Closing will be different and those changes could be material.

Sources		Uses
($ in millions)
Cash and investments held in trust account(1)	302.8	Cash to balance sheet	257.2
Sponsor Commitment(2)	0	Transaction expenses(3)(4)	45.6
Total sources	302.8	Total uses	302.8
(1)	Calculated as of October 31, 2023.
(2)	Reflects no funding of the Sponsor Commitment, whereby Sponsor has agreed to purchase up to 5.0 million shares of AltC Class A common stock at a purchase price of $10.00 per share, for an aggregate amount of up to $50.0 million.
(3)	Reflects the cash disbursement for the preliminary estimated direct and incremental transaction costs of $ 33.1 million incurred by AltC prior to, or concurrent with, the Closing, including, amongst other expenses, (i) the remaining deferred underwriting fees (after taking into account waivers by each of the Waiving Underwriters of their respective portion of the deferred underwriting fees), (ii) capital markets advisory fee payable to Citi, (iii) fees, costs and expenses related to the extension of directors’ and officers’ liability insurance by obtaining a six-year “tail” policy for AltC’s current directors and officers and (iv) repayments of amounts pursuant to the Working Capital Loans, (the “Excluded Costs”). To the extent AltC’s direct and incremental transaction costs exceed $25.0 million (excluding the Excluded Costs), the Sponsor will pay such excess amounts in cash or through the forfeiture of AltC founder shares at a price of $10.00 per share, pursuant to the terms of the Sponsor Agreement. For more information about the terms of the Sponsor Agreement, please see the section entitled “Proposal No. 1 — The Business Combination Proposal — Certain Agreements Related to the Business Combination — Sponsor Agreement.”
(4)	Additionally reflects preliminary estimated direct and incremental transaction costs of $12.5 million incurred by Oklo prior to, or concurrent with, the Closing.

$275 Million Scenario

These figures assume that (i) stockholders holding an aggregate of 2,677,270 AltC public shares exercise their redemption rights in connection with the Transactions, resulting in $275.0 million remaining in the trust account at Closing, (ii) the Post-Closing Company issues 78,223,495 shares of Post-Closing Company Class A common stock to Oklo stockholders (which includes holders of Oklo preferred stock and Oklo SAFEs that, pursuant to the Conversion, are converted to Oklo common stock immediately prior to the Merger) and reserves 7,007,456 shares of Post-Closing Company Class A common stock for potential future issuance upon the exercise of Post-Closing Company options as part of the Merger Consideration pursuant to the Merger Agreement and (iii) there has been no incremental financing raised by AltC, including the Sponsor Commitment. If the actual facts are different from these assumptions, then the amounts and shares outstanding after the Closing will be different and those changes could be material.

Sources		Uses
($ in millions)
Cash and investments held in trust account(1)	275.0	Cash to balance sheet	229.4
Sponsor Commitment(2)	0	Transaction expenses(3)(4)	45.6
Total sources	275.0	Total uses	275.0
(1)	This scenario assumes redemptions of 2,677,270 AltC public shares in connection with the Transactions at an assumed redemption price of approximately $10.39 based on the trust account balance of $302.8 million as of October 31, 2023, which is the $275 Million Scenario, described under the section entitled “Unaudited Pro Forma Condensed Combined Financial Information — Basis of Pro Forma Presentation,” and results in approximately $275.0 million of Available Closing SPAC Cash.
(2)	Reflects no funding of the Sponsor Commitment, whereby Sponsor has agreed to purchase up to 5.0 million shares of AltC Class A common stock at a purchase price of $10.00 per share, for an aggregate amount of up to $50.0 million.
(3)	Reflects the cash disbursement for the preliminary estimated direct and incremental transaction costs of $33.1 million incurred by AltC prior to, or concurrent with, the Closing, including, the Excluded Costs. To the extent SPAC Transaction Expenses exceed $25.0 million (excluding the Excluded Costs), Sponsor will pay such excess amounts in cash or through the forfeiture of AltC founder shares at a price of $10.00 per share, pursuant to the terms of the Sponsor Agreement. For more information about the terms of the Sponsor Agreement, please see the section entitled “Proposal No. 1 — The Business Combination Proposal — General — Sponsor Agreement.”
(4)	Additionally reflects preliminary estimated direct and incremental transaction costs of $12.5 million incurred by Oklo prior to, or concurrent with, the Closing.

$250 Million Scenario

These figures assume that (i) stockholders holding an aggregate of 5,083,929 AltC public shares exercise their redemption rights in connection with the Transactions, resulting in $250.0 million remaining in the trust account at Closing, (ii) the Post-Closing Company issues 78,223,495 shares of Post-Closing Company Class A common stock to Oklo stockholders (which includes holders of Oklo preferred stock and Oklo SAFEs that, pursuant to the Conversion, are converted to Oklo common stock immediately prior to the Merger) and reserves 7,007,456 shares of Post-Closing Company Class A common stock for potential future issuance upon the exercise of Post-Closing Company options as part of the Merger Consideration pursuant to the Merger Agreement and (iii) there has been no incremental financing raised by AltC, including the Sponsor Commitment. If the actual facts are different from these assumptions, then the amounts and shares outstanding after the Closing will be different and those changes could be material.

Sources		Uses
($ in millions)
Cash and investments held in trust account(1)	250.0	Cash to balance sheet	204.4
Sponsor Commitment(2)	0	Transaction expenses(3)(4)	45.6
Total sources	250.0	Total uses	250.0
(1)	The Minimum Cash Condition requires that there be at least $250.0 million of Available Closing SPAC Cash. This scenario assumes redemptions of 5,083,929 AltC public shares in connection with the Transactions at an assumed redemption price of approximately $10.39 based on the trust account balance of $302.8 million as of October 31, 2023, which is the $250 Million

Scenario, described under the section entitled “Unaudited Pro Forma Condensed Combined Financial Information — Basis of Pro Forma Presentation,” and results in approximately $250.0 million of Available Closing SPAC Cash which would satisfy the Minimum Cash Condition.
(2)	Reflects no funding of the Sponsor Commitment, whereby Sponsor has agreed to purchase up to 5.0 million shares of AltC Class A common stock at a purchase price of $10.00 per share, for an aggregate amount of up to $50.0 million.
(3)	Reflects the cash disbursement for the preliminary estimated direct and incremental transaction costs of $33.1 million incurred by AltC prior to, or concurrent with, the Closing, including, the Excluded Costs. To the extent SPAC Transaction Expenses exceed $25.0 million (excluding the Excluded Costs), Sponsor will pay such excess amounts in cash or through the forfeiture of AltC founder shares at a price of $10.00 per share, pursuant to the terms of the Sponsor Agreement. For more information about the terms of the Sponsor Agreement, please see the section entitled “Proposal No. 1 — The Business Combination Proposal — Certain Agreements Related to the Business Combination — Sponsor Agreement.”
(4)	Additionally reflects preliminary estimated direct and incremental transaction costs of $12.5 million incurred by Oklo prior to, or concurrent with, the Closing.

$200 Million Scenario

These figures assume that (i) stockholders holding an aggregate of 14,710,566 AltC public shares exercise their redemption rights in connection with the Transactions, resulting in $150.0 million remaining in the trust account at Closing, (ii) the Post-Closing Company issues 78,223,495 shares of Post-Closing Company Class A common stock to Oklo stockholders (which includes holders of Oklo preferred stock and Oklo SAFEs that, pursuant to the Conversion, are converted to Oklo common stock immediately prior to the Merger) and reserves 7,007,456 shares of Post-Closing Company Class A common stock for potential future issuance upon the exercise of Post-Closing Company options as part of the Merger Consideration pursuant to the Merger Agreement, (iii) there has been no incremental financing raised by AltC other than the Sponsor Commitment and (iv) Oklo waives the Minimum Cash Condition. If the actual facts are different from these assumptions, then the amounts and shares outstanding after the Closing will be different and those changes could be material.

Sources		Uses
($ in millions)
Cash and investments held in trust account(1)	150.0	Cash to balance sheet	154.4
Sponsor Commitment(2)	50.0	Transaction expenses(3)(4)	45.6
Total sources	200.0	Total uses	200.0
(1)	The Minimum Cash Condition requires that there be at least $250.0 million of Available Closing SPAC Cash. This scenario assumes redemptions of 14,710,566 AltC public shares in connection with the Transactions at an assumed redemption price of approximately $10.39 based on the trust account balance of $302.8 million as of October 31, 2023, which is the $200 Million Scenario, described under the section entitled “Unaudited Pro Forma Condensed Combined Financial Information — Basis of Pro Forma Presentation,” and results in approximately $150.0 million in the trust account at Closing. This scenario assumes Oklo makes a request, which request is to be made in Oklo’s sole discretion, that the Sponsor fund the Sponsor Commitment and the Sponsor’s subsequent funding of the Sponsor Commitment Purchase Price, which would result in Oklo’s deemed waiver of the Minimum Cash Condition.
(2)	Reflects full funding of the Sponsor Commitment, whereby Sponsor has agreed to purchase up to 5.0 million shares of AltC Class A common stock at a purchase price of $10.00 per share, for an aggregate amount of $50.0 million.
(3)	Reflects the cash disbursement for the preliminary estimated direct and incremental transaction costs of $33.1 million incurred by AltC prior to, or concurrent with, the Closing, including, the Excluded Costs. To the extent AltC Transaction Expenses exceed $25.0 million (excluding the Excluded Costs), Sponsor will pay such excess amounts in cash or through the forfeiture of AltC founder shares at a price of $10.00 per share, pursuant to the terms of the Sponsor Agreement. For more information about the terms of the Sponsor Agreement, please see the section entitled “Proposal No. 1 — The Business Combination Proposal — General — Sponsor Agreement.”

(4)	Additionally reflects preliminary estimated direct and incremental transaction costs of $12.5 million incurred by Oklo prior to, or concurrent with, the Closing.

$125 Million Scenario

These figures assume that (i) stockholders holding an aggregate of 21,930,543 AltC public shares exercise their redemption rights in connection with the Transactions, resulting in $75.0 million remaining in the trust account at Closing, (ii) the Post-Closing Company issues 78,223,495 shares of Post-Closing Company Class A common stock to Oklo stockholders (which includes holders of Oklo preferred stock and Oklo SAFEs that, pursuant to the Conversion, are converted to Oklo common stock immediately prior to the Merger) and reserves 7,007,456 shares of Post-Closing Company Class A common stock for potential future issuance upon the exercise of Post-Closing Company options as part of the Merger Consideration pursuant to the Merger Agreement and (iii) there has been no incremental financing raised by AltC other than the Sponsor Commitment. If the actual facts are different from these assumptions, then the amounts and shares outstanding after the Closing will be different and those changes could be material.

Sources		Uses
($ in millions)
Cash and investments held in trust account(1)	75.0	Cash to balance sheet	79.4
Sponsor Commitment(2)	50.0	Transaction expenses(3)(4)	45.6
Total sources	125.0	Total uses	125.0
(1)	The Minimum Cash Condition requires that there be at least $250.0 million of Available Closing SPAC Cash. This scenario assumes redemptions of 21,930,543 AltC public shares in connection with the Transactions at an assumed redemption price of approximately $10.39 based on the trust account balance of $302.8 million as of October 31, 2023, which is the $125 Million Scenario, described under the section entitled “Unaudited Pro Forma Condensed Combined Financial Information — Basis of Pro Forma Presentation,” and results in approximately $75.0 million in the trust account at Closing. This scenario assumes Oklo makes a request, which request is to be made in Oklo’s sole discretion, that the Sponsor fund the Sponsor Commitment and the Sponsor’s subsequent funding of the Sponsor Commitment Purchase Price, which would result in Oklo’s deemed waiver of the Minimum Cash Condition.
(2)	Reflects full funding of the Sponsor Commitment, whereby Sponsor has agreed to purchase up to 5.0 million shares of AltC Class A common stock at a purchase price of $10.00 per share, for an aggregate amount of $50.0 million.
(3)	Reflects the cash disbursement for the preliminary estimated direct and incremental transaction costs of $33.1 million incurred by AltC prior to, or concurrent with, the Closing, including, the Excluded Costs. To the extent AltC Transaction Expenses exceed $25.0 million (excluding the Excluded Costs), Sponsor will pay such excess amounts in cash or through the forfeiture of AltC founder shares at a price of $10.00 per share, pursuant to the terms of the Sponsor Agreement. For more information about the terms of the Sponsor Agreement, please see the section entitled “Proposal No. 1 — The Business Combination Proposal — Certain Agreements Related to the Business Combination — Sponsor Agreement.”
(4)	Additionally reflects preliminary estimated direct and incremental transaction costs of $12.5 million incurred by Oklo prior to, or concurrent with, the Closing.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following selected unaudited pro forma condensed combined financial data (the “selected unaudited pro forma information”) gives effect to the business combination and other events contemplated by the business combination and the Transaction Accounting Adjustments in Note 3, as described in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” included elsewhere in this proxy statement/prospectus/consent solicitation statement. On July 11, 2023, AltC and Oklo entered into the Merger Agreement. Pursuant to the terms of the Merger Agreement, AltC will acquire Oklo through the statutory merger of Merger Sub with and into Oklo, with Oklo surviving the merger as a wholly owned subsidiary of AltC. The Closing Merger Consideration will have a value of $850,000,000 in an amount equal to $10.00 per share of AltC Class A common stock. At the effective time of the Merger, each share of Oklo common stock will be automatically surrendered and exchanged for the right to receive a number of shares of AltC Class A common stock equal to the Exchange Ratio, calculated in accordance with the terms of the Merger Agreement. As of the Adjusted June 30, 2023 (as further described below), AltC currently estimates the Exchange Ratio to be approximately 6.340.

The Merger is expected to be accounted for as a reverse recapitalization in accordance with U.S. GAAP because Oklo has been determined to be the accounting acquirer under all redemption scenarios presented.

The unaudited pro forma condensed combined balance sheet as of June 30, 2023 combines the historical unaudited condensed consolidated balance sheet of Oklo with the historical unaudited condensed balance sheet of AltC on a pro forma basis as if the business combination and the other events contemplated by the Merger Agreement, summarized below, had been consummated on June 30, 2023, including certain significant adjustments subsequent to June 30, 2023 for AltC and Oklo (both as further described in Note 2 and reflected on unaudited pro forma condensed combined balance sheet as “AtlC Pro Forma Adjusted June 30, 2023” and “Oklo Pro Forma Adjusted June 30, 2023” or “Adjusted June 30, 2023”). The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2023 combines the historical unaudited condensed consolidated statement of operations of Oklo for the six months ended June 30, 2023 and the historical unaudited condensed statement of operations of AltC for the six months ended June 30, 2023, as if the business combination and other events contemplated by the Merger Agreement had been consummated on January 1, 2022. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022 combines the historical audited statement of operations of AltC for the year ended December 31, 2022, with the historical audited consolidated statement of operations of Oklo for the year ended December 31, 2022, as if the business combination and other events contemplated by the Merger Agreement had been consummated on January 1, 2022.

The selected unaudited pro forma information has been derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information of the Post-Closing Company, appearing elsewhere in this proxy statement/prospectus/consent solicitation statement and the accompanying notes, in the section titled “Unaudited Pro Forma Condensed Combined Financial Information.” The unaudited pro forma condensed combined financial information is derived from, and should be read in conjunction with, the historical financial statements of AltC and Oklo and related notes included elsewhere in this proxy statement/prospectus/consent solicitation statement. The selected unaudited pro forma combined financial information has been presented for informational purposes only and is not necessarily indicative of what the Post-Closing Company’s financial position or results of operations actually would have been had the business combination been completed as of the dates indicated. In addition, the selected unaudited pro forma combined financial information does not purport to project the future financial position or operating results of the Post-Closing Company. AltC and Oklo have not had any historical relationship prior to the business combination. Accordingly, no Transaction Accounting Adjustments were required to eliminate activities between the companies.

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” The adjustments reflected in the selected unaudited pro forma combined financial information have been identified and presented to provide relevant information necessary for an accurate understanding of the Post-Closing Company upon consummation of the business combination, the Sponsor Commitment and other transactions.

Under the scenarios outlined below, the pro forma condensed combined financial information assume a $10.29 per share redemption amount based on Adjusted June 30, 2023 redemption value per share of AltC Class A common stock. The following table presents the selected unaudited pro forma combined financial information after giving effect to the business combination and other events contemplated by the Merger Agreement, presented under the following scenarios:

●	No Redemption Scenario: which is the scenario that assumes no AltC public stockholders exercise their redemption rights.
●	$275 Million Scenario: which is the scenario that illustrates the number of AltC shareholder redemptions that would result in there being $275,000,000 of Available Closing SPAC Cash.
●	$250 Million Scenario: which is the scenario that illustrates that largest number of AltC shareholder redemptions that can occur while still satisfying the Minimum Cash Condition. This scenario assumes that Available Closing SPAC Cash is equal to $250,000,000 and no portion of the Sponsor Commitment is funded. So long as Available Closing SPAC Cash, before accounting for the funding of any Sponsor Commitment, is equal to or greater than $200,000,000, Oklo must request that the Sponsor Commitment be funded and if the Sponsor funds the Sponsor Commitment Purchase Price, then Oklo must stipulate that the Minimum Cash Condition is deemed satisfied. If, however, the Available Closing SPAC Cash, before accounting for the funding of any Sponsor Commitment, is less than $200,000,000, Oklo shall retain the sole discretion to refrain from closing the Merger for failure of AltC to meet the Minimum Cash Condition; provided, however, that if Oklo requests that the Sponsor fund the Sponsor Commitment, and the Sponsor subsequently funds the Sponsor Commitment Purchase Price, then the Minimum Cash Condition will be deemed waived.

●	$200 Million Scenario: which is the scenario that illustrates the number of AltC shareholder redemptions that would result in there being $200,000,000 of Available Closing SPAC Cash. This scenario assumes that (a) Available Closing SPAC Cash, before accounting for the funding of any Sponsor Commitment, is equal to $150,000,000 and (b) Oklo waives the Minimum Cash Condition, which would require, pursuant to the Sponsor Agreement, the Sponsor to (i) upon the request of Oklo, fund the full Sponsor Commitment by purchasing 5,000,000 shares of AltC Class A common stock at a price of $10.00 per share and (ii) forfeit 5,000,000 AltC founder shares.
●	$125 Million Scenario: which is the scenario that illustrates the largest number of AltC shareholder redemptions that can occur if Oklo waives the Minimum Cash Condition to the maximum extent that still requires the Sponsor to fully fund the Sponsor Commitment. This scenario assumes that Available Closing SPAC Cash, before accounting for the funding of any Sponsor Commitment, is equal to $75,000,000 which, pursuant to the Sponsor Agreement, would require the Sponsor to (i) upon the request of Oklo, fund the full Sponsor Commitment by purchasing 5,000,000 shares of AltC Class A common stock at a price of $10.00 per share and (ii) forfeit 6,250,000 AltC founder shares.

The following summarizes the pro forma shares of the Post-Closing Company Class A common stock issued and outstanding immediately after the business combination on Adjusted June 30, 2023 under the scenarios, excluding the dilutive effect of the potential issuance of any Earnout Shares, the potential issuance of any shares of Post-Closing Company Class A common stock upon exercise of outstanding Oklo options assumed by the Post-Closing Company, and the potential issuance of shares of Post-Closing Company Class A common stock initially reserved for issuance under the Incentive Plan and the ESPP:

			$275 Million		$250 Million		$200 Million		$125 Million
	No Redemption Scenario (1)		Scenario (2)		Scenario (3)		Scenario (4)		Scenario (5)
	Shares	%	Shares	%	Shares	%	Shares	%	Shares	%
Oklo stockholders (6)	78,223,495	64.5%	78,223,495	65.8%	78,223,495	67.2%	78,223,495	73.3%	78,223,495	79.6%
Sponsor (7)	13,950,000	11.5%	13,950,000	11.7%	13,950,000	12.0%	13,950,000	13.1%	12,700,000	12.9%
AtlC public stockholders	29,150,521	24.0%	26,719,616	22.5%	24,290,560	20.8%	14,574,336	13.6%	7,287,168	7.5%
Total	121,324,016	100.0%	118,893,111	100.0%	116,464,055	100.0%	106,747,831	100.0%	98,210,663	100.0%
(1)	Assumes no AltC public stockholders exercise their redemption rights.
(2)	Assumes redemptions of 2,430,905 AltC public shares in connection with the Transactions, which would result in $275.0 million in the trust account at Closing. This scenario is based on the trust account balance as of Adjusted June 30, 2023, as described under the section entitled “Unaudited Pro Forma Condensed Combined Financial Information — Basis of Pro Forma Presentation.”
(3)	Assumes redemptions of 4,859,961 AltC public shares in connection with the Transactions, which would result in $250,000,000 in the trust account at Closing and would not result in any obligation by the Sponsor to fund the Sponsor Commitment. This scenario is based on the trust account balance as of Adjusted June 30, 2023, as described under the section entitled “Unaudited Pro Forma Condensed Combined Financial Information — Basis of Pro Forma Presentation.”
(4)	Assumes redemptions of 14,576,185 AltC public shares in connection with the Transactions, which would result in $150.0 million in the trust account at Closing. This scenario further assumes Oklo requests, which is to be made in Oklo’s sole discretion, that the Sponsor fund the Sponsor Commitment and the Sponsor’s subsequent funding of the Sponsor Commitment, which would result in Oklo’s deemed waiver of the Minimum Cash Condition. In addition, under this scenario, the Sponsor would be required to forfeit 5,000,000 AltC founder shares for no consideration. This scenario is based on the trust account balance as of Adjusted June 30, 2023, as described under the section entitled “Unaudited Pro Forma Condensed Combined Financial Information — Basis of Pro Forma Presentation.”
(5)	Assumes redemptions of 21,863,353 AltC public shares in connection with the Transactions, which would result in $75,000,000 in the trust account at Closing. This scenario further assumes Oklo requests, which is to be made in Oklo’s sole discretion, that the Sponsor fund the Sponsor Commitment and the Sponsor’s subsequent funding of the Sponsor Commitment, which would result in Oklo’s deemed waiver of the Minimum Cash Condition. In addition, under this scenario, the Sponsor would be required to forfeit 6,250,000 AltC founder shares for no consideration. This scenario is based on the trust account balance as of Adjusted June 30, 2023, as described under the section entitled “Unaudited Pro Forma Condensed Combined Financial Information — Basis of Pro Forma Presentation.”

(6)	Consists of shares of AltC Class A common stock issuable in respect of shares of Oklo capital stock and Oklo SAFEs, in each case, outstanding as of Adjusted June 30, 2023, based on an assumed Exchange Ratio of 6.340. The Exchange Ratio reflects the Oklo capital stock and Oklo SAFEs, in each case, outstanding as of Adjusted June 30, 2023 and reflects the issuance of 22,100 shares Oklo’s common stock upon the exercise of stock options and an aggregate of $15,010,000 of Oklo SAFEs issued through October 2023.
(7)	Includes 1,450,000 AltC private placement shares held by the Sponsor and 12,500,000 AltC founder shares held by the Sponsor. At the Closing, all of the AltC founder shares held by the Sponsor will be outstanding and entitled to vote; provided, however, that all of such AltC founder shares will be unvested at the Closing. The AltC founder shares held by the Sponsor will vest in four tranches: 50% of them will vest upon the occurrence of Vesting Trigger Event I, 25% of them will vest upon the occurrence of Vesting Trigger Event II, 12.5% of them will vest upon the occurrence of the Vesting Trigger Event III and 12.5% of them will vest upon the occurrence of Vesting Trigger Event IV. Any AltC founder shares held by the Sponsor that do not vest during the Vesting Period will be forfeited for no consideration. As described in footnotes 4 and 5, in the $200 Million Scenario and the $125 Million Scenario, the calculations do not include the 5,000,000 and 6,250,000 forfeited AltC founder shares, respectively, but include the 5,000,000 shares of AltC Class A common stock to be purchased to fund the Sponsor Commitment. In addition, in the event of a Sale prior to the expiration of the Vesting Period, the vesting of unvested AltC founder shares or shares of Post- Closing Company Class A common stock issued or issuable upon the conversion of the unvested AltC founder shares shall be accelerated as follows: (1) 50% of AltC founder shall vest if the price of Post-Closing Company Class A common stock paid or implied in such Sale equals or exceeds $10.00 per share; (2) 25% of AltC founder shall vest if the price of Post- Closing Company Class A common stock paid or implied in such Sale equals or exceeds $12.00 per share; (3) 12.5% of AltC founder shall vest if the price of Post-Closing Company Class A common stock paid or implied in such Sale equals or exceeds $14.00 per share; and (4) 12.5% of AltC founder shall vest if the price of Post-Closing Company Class A common stock paid or implied in such Sale equals or exceeds $16.00 per share, and in each case, the price paid or implied in such Sale shall be determined after (i) taking into account the dilutive effect of any Earnout Shares that have been or would be issued at Earnout Triggering Event I, Earnout Triggering Event II and Earnout Triggering Event III, as applicable, and (ii) excluding any AltC founder shares that have been or would be forfeited pursuant to the Sponsor Agreement as described in the following sentence. Unvested AltC founder shares (or shares of Post-Closing Company Class A common stock issuable or issued upon conversion thereof) that do not vest upon the occurrence of a Sale will be forfeited immediately prior to the closing of such Sale.

If the actual facts are different than these assumptions, then the amounts and shares outstanding in the unaudited pro forma condensed combined financial information will be different and those changes could be material.

The following summarizes selected unaudited pro forma information under the scenarios presented:

	No Redemption	$275 Million	$250 Million	$200 Million	$125 Million
	Scenario	Scenario	Scenario	Scenario	Scenario
Selected Unaudited Pro Forma Condensed Combined Statement of Operations Data - Six Months Ended June 30, 2023:
Operating expenses	$8,748,129	$8,748,129	$8,748,129	$8,748,129	$8,748,129
Loss from operations	$(8,748,129)	$(8,748,129)	$(8,748,129)	$(8,748,129)	$(8,748,129)
Net loss	$(8,747,667)	$(8,747,667)	$(8,747,667)	$(8,747,667)	$(8,747,667)
Net loss per share - basic and diluted	$(0.07)	$(0.07)	$(0.08)	$(0.08)	$(0.09)
Weighted-average shares - basic and diluted	121,324,016	118,893,111	116,464,055	106,747,831	98,210,663
Selected Unaudited Pro Forma Condensed Combined Statement of Operations Data - Year Ended December 31, 2022:
Operating expenses	$16,564,295	$16,564,295	$16,564,295	$16,564,295	$16,564,295
Loss from operations	$(16,564,295)	$(16,564,295)	$(16,564,295)	$(16,564,295)	$(16,564,295)
Net loss	$(16,563,375)	$(16,563,375)	$(16,563,375)	$(16,563,375)	$(16,563,375)
Net loss per share - basic and diluted	$(0.14)	$(0.14)	$(0.14)	$(0.16)	$(0.17)
Weighted-average shares - basic and diluted	121,324,016	118,893,111	116,464,055	106,747,831	98,210,663
Selected Unaudited Pro Forma Condensed Combined Balance Sheet Data - As of Adjusted June 30, 2023:
Total current assets	$276,064,992	$226,045,960	$226,045,960	$176,045,960	$101,045,960
Total assets	276,448,076	226,429,046	226,429,046	176,429,044	101,429,040
Total current liabilities	2,077,814	2,077,814	2,077,814	2,077,814	2,077,814
Total liabilities	2,077,814	2,077,814	2,077,814	2,077,814	2,077,814
Total stockholders' equity	274,370,262	224,351,232	224,351,232	174,351,230	99,351,226

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus/consent solicitation statement includes statements that express AltC’s and Oklo’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements” for purposes of the federal securities laws. The U.S. Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking information to encourage companies to provide prospective information about themselves. We rely on this safe harbor in making these forward-looking statements. Investors should note that on April 8, 2021, the staff of the SEC issued a public statement entitled “SPACs, IPOs and Liability Risk under the Securities Laws,” in which the SEC staff indicated that there is uncertainty as to the availability of the safe harbor under these provisions in connection with a SPAC merger. These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes,” “could,” “might,” “may,” “predicts,” “forecasts,” “estimates,” “anticipates,” “expects,” “seeks,” “possible,” “goal,” “would,” “potential,” “projects,” “intends,” “plans,” “may,” “will,” “target,” “continue,” or “should” or, in each case, their negative or other variations or comparable terminology that predict or indicate future events. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this proxy statement/prospectus/consent solicitation statement and include statements regarding our intentions, beliefs or current expectations concerning, among other things, the business combination, the ability to satisfy the closing conditions of the Transactions, including approval by shareholders of AltC, the benefits of the business combination, the ability to consummate the Transactions, the potential benefits of the proposed transaction and expectations related to the terms and timing of the proposed transaction, the ability to obtain and maintain listing of Post-Closing Company Class A common stock on the NYSE following the Transactions, Oklo’s ability or need to raise financing in the future, the future financial performance of Oklo following the Transactions, the expectations and estimates presented regarding certain illustrative unit economics and Oklo’s ability to achieve the results in such illustrative unit economics, including expectations with respect to costs, revenue and sources of revenue, and gross margins, expansion plans and opportunities, results of operations, financial condition, liquidity, prospects, growth, strategies and the markets in which Oklo operates, including estimates and forecasts of financial and operational metrics, projections of market opportunity, market share and product sales, expectations and timing related to commercial product launches, future market opportunities, future manufacturing capabilities and facilities, Oklo’s ability to demonstrate scientific and engineering feasibility of its technologies, future sales channels and strategies, future market launches and expansion, estimates and projections regarding future manufacturing capacity and plant performance, estimates and projections of adjacent energy sector opportunities, Oklo’s ability to develop products and services and bring them to market in a timely manner, Oklo’s ability to achieve a competitive levelized cost of electricity; Oklo’s ability to compete successfully with fission energy products and solutions offered by other companies, including fusion, as well as with other sources of energy, including renewables, Oklo’s expectations concerning relationships with strategic partners, suppliers, governments, regulatory bodies and other third parties; Oklo’s ability to maintain, protect, and enhance its intellectual property, future ventures or investments in companies or products, services, or technologies, Oklo’s ability to attract and retain qualified employees, development of regulations and government incentives affecting the markets in which Oklo operates, Oklo’s expectations regarding regulatory framework development and its regulatory strategy, the potential for and timing of receipt of a license for designing, constructing and operating nuclear facilities from the NRC, the success of proposed projects for which Oklo’s powerhouses would provide power, which is outside of Oklo’s control, the potential success of Oklo’s go-to-market strategy, the U.S. Air Force’s pilot micro-reactor program and Oklo’s potential selection for such program, including Oklo’s completion of the requirements set forth in the Notice of Intent to Award letter, the award of a final contract to Oklo, the construction, ownership and operation by Oklo of a power plant for Eielson Air Force Base (“Eielson AFB”), the licensing of such power plant by the NRC, the safety profile of Oklo’s technology, the execution of a definitive power purchase agreement by the Defense Logistics Agency Energy and the success of Oklo’s power plants in serving Eielson AFB, the memorandum of understanding between Oklo and Centrus announced in August 2023, including with respect to the supply of HALEU to Oklo and any of the other components of the collaboration, the consummation of any definitive agreement between Oklo and Centrus, including with respect to Centrus’ purchase of electricity from Oklo and the deployment and capabilities of Oklo’s powerhouses in southern Ohio. Such forward-looking statements are based on available current market material and AltC’s and Oklo’s current expectations, beliefs and forecasts concerning future developments and their potential effects on the Transactions, Oklo and AltC. Factors that may impact such forward-looking statements include:

●	changes in domestic and foreign business, market, financial, political and legal conditions;
●	Oklo’s pursuit of an emerging market, with no commercial project operating;
●	the fact that Oklo has not entered into any definitive agreements with customers for the sale of power or recycling of nuclear fuel;

●	the occurrence of any event, change or other circumstances that could delay the Transactions;
●	changes to the proposed structure of the Transactions that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Transactions;
●	Oklo’s potential need for financing to grow its business and/or to construct its powerhouses or other facilities;
●	the inability of the parties to successfully or timely consummate the Transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the Post-Closing Company or the expected benefits of the Transactions or that the approval of AltC stockholders or Oklo stockholders is not obtained;
●	the outcome of any legal proceedings that may be instituted against Oklo or AltC following announcement of the business combination;
●	failure to realize the anticipated benefits of the Transactions;
●	the risk that shareholders of AltC could elect to have their shares redeemed by AltC, thus leaving the Post-Closing Company insufficient cash to grow its business;
●	risks relating to the uncertainty of the projected financial information with respect to Oklo, including conversion of reservations into binding orders;
●	risks related to the timing of expected business milestones and commercial launch;
●	risks related to future market adoption of Oklo’s offerings;
●	the effects of competition;
●	changes in regulatory requirements, governmental incentives and fuel and energy prices;
●	changes to applicable government policies, regulations, mandates and funding levels relating to Oklo’s business with government entities;
●	the impact to Oklo and its potential customers from changes in interest rates or inflation and rising costs, including commodity and labor costs;
●	Oklo’s ability to rapidly innovate;
●	Oklo’s ability to maintain, protect and enhance its intellectual property;
●	Oklo’s ability to attract, retain and expand its future customer base;
●	future changes to vehicle specifications which may impact performance, pricing and other expectations;
●	Oklo’s ability to effectively manage its growth and recruit and retain key employees, including its chief executive officer and executive team;
●	Oklo’s ability to establish its brand and capture additional market share, and the risks associated with negative press or reputational harm;
●	Oklo’s ability to achieve a competitive levelized cost of electricity;

●	Oklo’s ability to manage expenses;
●	Oklo’s projected commercialization costs and timeline;
●	Oklo’s ability to timely and effectively meet construction timelines and scale its production and manufacturing process;
●	changes in the policies, priorities, regulations, mandates and funding levels of the governmental entities to which Oklo is subject;
●	the risk that certain illustrative unit economics are based on assumptions and expectations, including with respect to costs, revenue, and sources of revenue, and gross margins, that prove to be incorrect for any reason;
●	the risk that the Transactions disrupt current plans and operations of Oklo;
●	the amount of redemption requests made by AltC public stockholders;
●	the ability of AltC or the Post-Closing Company to issue equity or equity-linked securities in connection with the Transactions or in the future;
●	the ability to raise sufficient capital to fund the Post-Closing Company’s and Oklo’s business plan, including limitations on the amount of capital raised in the Transactions as a result of redemptions or otherwise;
●	the ability to recognize the anticipated benefits of the Transactions, which may be affected by, among other things, competition, and the ability of the Post-Closing Company and Oklo to grow and manage growth profitably;
●	the impact and potential extended duration of the current supply/demand imbalance in the market for high-assay low-enriched uranium;
●	whether government funding for high-assay low-enriched uranium (“HALEU”) for government or commercial uses will result in adequate supply on anticipated timelines to support Oklo’s business;
●	the Post-Closing Company’s, Oklo’s and their commercial partners’ ability to obtain regulatory approvals necessary to deploy small modular reactors in the U.S. and abroad in a timely way, or at all;
●	risks relating to the negative public or political perception of Oklo or the nuclear energy industry in general;
●	the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries;
●	the impact of the COVID-19 pandemic on Oklo’s, AltC’s, and the Post-Closing Company’s projected results of operations, financial performance or other financial metrics, or on any of the foregoing risks;
●	other factors disclosed in this proxy statement/prospectus/consent solicitation statement; and
●	those factors discussed in AltC’s Quarterly Reports and Annual Report on Form 10-K under the heading “Risk Factors,” and other documents of AltC filed, or to be filed, with the SEC.

If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Oklo nor AltC presently know or that Oklo and AltC currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Oklo’s and AltC’s expectations, plans or forecasts of future events and views as of the date of this communication. There can be no assurance that future developments affecting AltC and/or Oklo will be those that AltC or Oklo has anticipated. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or definitive statement or fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. These forward-looking statements involve a number of judgments, known and unknown risks, uncertainties (some of which are beyond either AltC’s or Oklo’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. AltC and Oklo will not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Before an AltC stockholder grants its proxy or instructs how its vote should be cast or votes on the business combination proposal, the charter proposal, the governance proposal, the incentive plan proposal, the ESPP proposal, the director election proposal, the NYSE proposal or, if presented, the adjournment proposal, or before an Oklo stockholder submits its consent to the Oklo business combination proposal, it should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this proxy statement/prospectus/consent solicitation statement may adversely affect AltC and Oklo.

RISK FACTORS

Stockholders should carefully consider the following risk factors, together with all of the other information included in this proxy statement/prospectus/consent solicitation statement, before they decide whether to vote or instruct their vote to be cast to approve the proposals described in this proxy statement/prospectus/consent solicitation statement. The following risk factors apply to the business and operations of AltC and Oklo and will also apply to the business and operations of the Post-Closing Company following the completion of the business combination. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may adversely affect the ability to complete or realize the anticipated benefits of the business combination, and may have an adverse effect on the business, cash flows, financial condition and results of operations of the Post-Closing Company. You should also carefully consider the following risk factors in addition to the other information included in this proxy statement/prospectus/consent solicitation statement, including matters addressed in the section entitled “Cautionary Note Regarding Forward-Looking Statements.” AltC or Oklo may face additional risks and uncertainties that are not presently known to us or Oklo, or that we or Oklo currently deem immaterial, which may also impair our or Oklo’s business or financial condition. The following discussion should be read in conjunction with the financial statements and notes to the financial statements included herein.

Risks Related to Oklo’s Business and Operations Following the Business Combination

Unless the context otherwise requires, all references in this section to “Oklo,” the “Company,” “we,” “us,” “our,” and other similar terms refer to the business of Oklo and its subsidiaries prior to the consummation of the business combination, which will be the business of the Post-Closing Company following the consummation of the business combination.

We have not yet constructed any powerhouses or entered into any binding contract with any customer to operate a plant or deliver electricity or heat, and there is no guarantee that we will be able to do so in the future. This limited commercial operating history makes it difficult to evaluate our prospects, the risks and challenges we may encounter and our total potential addressable market.

Our business plan to construct and operate our powerhouses is subject to reaching binding agreements with potential customers for electricity or heat delivered by our powerhouses. If no potential near-term customer enters into such binding agreements with us, our planned construction and operation of our powerhouses could be significantly delayed. Such delays would result in delays in revenue and could hinder our ability to gain market traction with other potential customers. This could have a material adverse effect on our business and financial condition. To date, we have entered into contingent non-binding letters of intent to purchase power with potential customers which may not result in binding agreements for the purchase electricity or heat from our powerhouses. In addition, we have been tentatively selected to provide electricity and steam to Eielson Air Force Base, and such award has not been finalized and is subject to our completion of various requirements set forth by the U.S. Air Force. As a result of our limited commercial operating history and ongoing changes in our new and evolving industry, including evolving demand for our products and services and the potential development of technologies that may prove more efficient or effective for our intended use cases, our ability to forecast our future results of operations and plan for and model future growth is limited and subject to a number of uncertainties. Therefore, there can be no assurance that our internal estimates relating to the size of our total addressable market will be correct. In addition, our expectations with respect to our total potential addressable market may differ from those of third parties, including investors or securities analysts.

We have a limited commercial operating history in a rapidly evolving industry. As a result, it is difficult for us to evaluate and prepare for all the risks and challenges we may encounter.

We have a limited commercial operating history in a rapidly evolving industry. The markets for electricity and heat generated by nuclear power plants, nuclear reactor design, nuclear reactor production, nuclear fuel design, nuclear fuel supply, nuclear waste recycling, nuclear fuel fabrication, nuclear waste management and services related to any or all of the foregoing may not continue to develop in a manner that we expect or that otherwise would be favorable to our business. We have encountered and expect to continue to encounter risks and uncertainties frequently experienced by growing companies in rapidly evolving industries, such as the risks and uncertainties described in this proxy statement/prospectus/consent solicitation statement. Accordingly, we may be unable to prepare accurate internal financial forecasts or replace anticipated revenue that we do not receive as a result of delays, changed circumstances, or changed market conditions arising from these factors, and our results of operations in future reporting periods may be below the expectations of investors or analysts. If we do not address these risks successfully, our results of operations could differ materially from our estimates and forecasts or the expectations of investors or analysts, causing our business to suffer and our common stock price to decline.

We have no experience in operating a company that builds and operates commercial nuclear power plants or that directly provides customers heat or power.

We have no experience operating a company that builds, operates, or maintains commercial nuclear power plants or that directly provides customers energy as electricity or heat. Our management may not be fully aware of many of the specific requirements of operating such a company. We believe our primary business approach of providing power directly to customers as opposed to licensing designs or selling powerhouses is unique in the nuclear power industry. As a result of our business model and lack of experience of our management, our management’s decisions and choices may not take into account standard managerial approaches which commercial nuclear power companies commonly use or such approaches may not be directly relevant to our business. Our operations, earnings and ultimate financial success could suffer due to our management’s lack of experience. As a result, we would be subject to all of the risks associated with establishing a new commercial nuclear power company and additionally the risks associated with a new business model in our industry which could materially and adversely affect our business.

We are an early-stage company with a history of financial losses (e.g., negative cash flows), and we expect to incur significant expenses and continuing financial losses at least until our powerhouses become commercially viable, which may never occur.

We expect our operating expenses to increase over the next several years and to continue to incur operating losses for the foreseeable future as we continue to expand and develop, and we will likely need additional capital from external sources. The amount of additional capital we need will depend, in part, on the amount of AltC public shares that are redeemed. If we are unable to raise additional capital, we may need to make significant adjustments to our business plan or significantly delay, scale back or discontinue the deployments of our facilities, including our fuel fabrication facilities and fuel recycling facilities, and/or some or all of our research and development programs. We may be required to cease operations or seek partners for our product candidates at an earlier stage than otherwise would be desirable and on terms that are less favorable than might otherwise be available. In the absence of additional capital, we may also be required to relinquish, license, or otherwise dispose of rights to technologies, powerhouses, or other products that we would otherwise seek to develop or commercialize on terms that are less favorable than might otherwise be available. If we are unable to secure additional capital, we may be required to take additional measures to reduce costs in order to conserve our cash in amounts sufficient to sustain operations and meet our obligations. These measures could have a material adverse effect on our business prospects, financial condition, results of operations and cash flows.

Our construction and delivery timeline estimates for our powerhouses, facilities, and other equipment may increase due to a number of factors, including the degree of pre-fabrication, standardization, on-site construction, long-lead procurement, contractor performance, plant pre-operational and startup testing and other site-specific considerations.

The success of our business will depend in large part on our ability to successfully construct our powerhouses and deliver heat and electricity to potential customers on-time and on-budget at guaranteed performance levels, which would tend to establish greater confidence in our subsequent customers. The success of our business will also depend in part on our ability to construct fuel fabrication and recycling facilities. There is no guarantee that all necessary components will be commercially available and substantial development of new supply chains might be necessary. Additionally, we cannot guarantee the level of quality of these third-party supplies or import and export requirements or limitations that might be stipulated by the U.S. Nuclear Regulatory Commission (“NRC”) or U.S. Department of Energy (“DOE”) for the procurement of these components. There is no guarantee that the planned construction, delivery, and performance of our powerhouses or the equipment we need to fabricate and recycle fuel will be successful, timely, or on budget or that our third-party suppliers and contractors will deliver timely or on budget. There is no guarantee that plant pre-operational and startup testing, including tests mandated as license conditions by the NRC, will be successfully completed on-time. There can be no assurance that we will not experience delays, operational or process failures, and other problems during our first commercial deployment or any planned deployment thereafter. In addition, there can be no assurance that the construction of our fuel fabrication and recycling facilities will be completed at the cost and on the timeline we expect. We will depend on third-party contractors to perform many of the essential activities needed to deploy our powerhouses. We do not control the performance of these contractors and our contracts with them may not provide adequate remedies if they fail to perform. We do not currently employ any risk sharing structures to mitigate the risks associated with the construction, delivery and performance of our powerhouses or our fuel fabrication and recycling facilities. Any delays or setbacks we may experience for our first commercial delivery or in establishing our fuel fabrication or recycling facilities as well as any failure to obtain final investment decisions for future orders could have a material adverse effect on our business prospects, financial condition, results of operations and cash flows and could harm our reputation.

Our powerhouses, like many advanced fission reactors, are expected to rely on high-assay low-enriched uranium (“HALEU”), in part or for a period of time until recycled waste fuel is available. HALEU is not currently available at scale. Access to a domestic supply of HALEU may require regulatory approval, and additional third-party development and investment and/or significant government assistance. If we are unable to access HALEU, or recycled waste fuel, our ability to manufacture fuel and to produce power will be adversely affected, which could have a material adverse effect on our business prospects, financial condition, results of operations and cash flows.

Existing commercial nuclear infrastructure, including enrichment facilities and fuel fabrication facilities, were in most cases designed and are currently licensed to produce uranium in pellet and rod form, with enrichment of the isotope Uranium 235 up to 5%. Our powerhouses are expected to rely, in part, on HALEU which is not currently available at scale. Supplying fresh HALEU to our powerhouses could require certain modifications to, and NRC licensing of, existing commercial uranium enrichment and fuel fabrication facilities, none of which are currently owned or operated by us.

Presently, HALEU for our commercial powerhouses is only available for purchase from a few countries globally, and generally in small quantities. Currently, HALEU can only be sourced in the United States in limited quantities from the DOE, but the U.S. government is undertaking efforts to ensure the availability of initial HALEU quantities to support the establishment of long-term domestic commercial HALEU supply, transportation, and enrichment capabilities in the United States, per certain authorizations in the Energy Act of 2020, and the subsequent appropriation of $700 million in funding in the Inflation Reduction Act of 2022 (the “IR Act”). However, the HALEU program is in nascent stages and still under development by the DOE. As part of this program, on June 5, 2023, the DOE requested feedback on two draft requests for proposals to acquire HALEU, which DOE intends to finalize later this year. While it is possible that the U.S. government may release feedstock which is initially in the form of highly enriched uranium (“HEU”) that could be down-blended to HALEU levels for commercial uses, HEU can be processed to HALEU by only a limited number of licensed U.S. third parties and these third parties do not currently produce commercial levels of HALEU, and may require regulatory approvals and process changes in order to produce HALEU. There is risk of relevant parties within the nuclear power industry being slow to make any required facility infrastructure modifications or to obtain NRC-required licenses or approvals to enable such enrichment, and/or subsequent fuel fabrication, of HALEU fuel. Therefore, our ability to produce or obtain adequate HALEU supplies for our reactors on a predictable schedule and at predictable cost may be impaired, and activities like fuel-loading, testing, and ultimate operation of our powerhouses may be delayed, and we may be exposed to cost and schedule uncertainty, all of which may negatively affect the competitiveness of our powerhouses and the power and heat they produce.

Building a new fuel fabrication facility is challenging as a result of many factors, including regulatory and construction complexity, and may take longer or cost more than we expect.

We have not sought or received third-party cost estimates related to building our first-of-a-kind new commercial fuel fabrication facility but expect to do so in the future. Such third-party cost estimates may be significantly higher than our current estimates, which may affect the marketability, capital and operational costs of our powerhouses and our expectations with respect to our business plan and future profitability. Where these issues arise at such later stages of deployment, deployment could be subject to greater costs or be significantly delayed, which could materially and adversely affect our business prospects, financial condition, results of operations and cash flow.

Building a new fuel recycling facility is challenging as a result of many factors, including regulatory and construction complexity, and may take longer or cost more than we expect.

Our estimates for a fuel recycling facility are based upon studies performed at the U.S. national labs. However, costs may be significantly higher than our current estimates, both in terms of the capital and operational costs of our recycling facilities and our expectations with respect to our business plan and future profitability. Although fuel recycling technology has been developed globally in the past, there is limited experience with licensing and constructing such facilities at commercial scale in the United States. As a result, the deployment of this facility could be subject to higher costs than expected or be significantly delayed, which could materially and adversely affect our business prospects, financial condition, results of operations and cash flow.

Our supply base may not be able to scale to the production levels necessary to meet sales projections.

We do not have manufacturing assets and will rely on third party manufacturers and construction firms to build powerhouses, fuel fabrication facilities, recycling facilities, and associated equipment. While we are working to develop these capabilities and facilities internally these capabilities and the facilities involve risks including timeline, cost, and financing risk and even if successfully developed, will not be available for our earliest powerhouse deployments. Moreover, we are dependent on future supplier capability to meet production demands attendant to our forecasts. If our supply chain cannot meet the schedule demands of the market, our projected sales revenues could be materially impacted.

We rely on a limited number of suppliers for certain materials and supplied components, some of which are highly specialized and are being designed for first-of-a-kind or sole use in our powerhouses, fuel fabrication facilities, and fuel recycling facilities. We and our third-party vendors may not be able to obtain sufficient materials or supplied components to meet our manufacturing and operating needs or obtain such materials on favorable terms including price. Additionally, certain components may only be available from international suppliers.

We rely on a limited number of suppliers for certain materials and supplied components. We may not be able to obtain sufficient materials or supplied components to meet our manufacturing and operating needs, or obtain such materials on favorable terms, which could impair our ability to fulfill our orders in a timely manner or increase our costs of production.

We do not have significant prior experience in the manufacture of any of the components of fuel fabrication facilities, fuel recycling facilities, or power plants. We have done prototypic fabrication work and are working to establish manufacturing capabilities for components as well as the deployment of a manufacturing facility. Our suppliers’ ability to manufacture components for our fuel fabrication facilities, fuel recycling facilities, and powerhouses is dependent upon sufficient availability of materials and possibly other supplied components, some of which are highly specialized and are being designed for first-of-a-kind or sole use in our fuel fabrication facilities, fuel recycling facilities, and powerhouses. Any supply chain disruption incurred by our third-party suppliers or degradation in the quality and processes of our manufacturer partners, may result in delays, cost overruns or impairments to the development of our fuel fabrication facilities, fuel recycling facilities, and powerhouses.

Additionally, the imposition of sanctions, tariffs, or material changes in import and export requirements on a nation-by-nation basis, on materials or supplied components for our power plants could have a material adverse effect on our operations. Prolonged disruptions in the supply of any of our key materials or components, difficulty qualifying new sources of supply, implementing use of replacement materials or new sources of supply or any volatility in prices could have a material adverse effect on our ability to operate in a cost-efficient, timely manner. Such prolonged disruptions could also cause us to experience cancellations or delays of scheduled launches, customer cancellations or reductions in our prices and margins, any of which could harm our business, financial condition, results of operations and cash flows.

We depend on key executives, and management, and other highly skilled personnel to execute our business plan and conduct our operations. A departure of key personnel could have a material adverse effect on our business.

Our success depends, in significant part, on the continued services of our senior management team and on our ability to attract, motivate, develop, and retain a sufficient number of other highly skilled personnel, including engineering, science, manufacturing and quality assurance, regulatory affairs, finance, marketing and sales personnel. Our senior management team has extensive experience in the energy and manufacturing industries, and we believe that their depth of experience is instrumental to our continued success. The loss of any one or more members of our senior management team, for any reason, including resignation or retirement, could impair our ability to execute our business strategy and have a material adverse effect on our business and financial condition if we are unable to successfully attract and retain qualified and highly skilled replacement personnel.

Our business plan requires us to attract and retain qualified personnel including personnel with highly technical expertise. Our failure to successfully recruit and retain experienced and qualified personnel could have a material adverse effect on our business.

Our future success depends in part on our ability to contract with, hire, integrate, and retain highly competent nuclear reactor and fuels focused engineers and scientists, and other qualified personnel. Competition for the limited number of these skilled professionals is intense. If we are unable to adequately anticipate our needs for certain key competencies and implement human resource solutions to recruit or improve these competencies, our business, results of operations and financial condition would suffer. If we are unable to recruit and retain highly skilled personnel, especially personnel with sufficient technical expertise to develop our powerhouses, fuel fabrication facilities, recycling facilities, and fuel, we may experience delays, increased costs, and reputational harm.

Some of our management team has limited experience in operating a public company.

Some of our executive officers have limited experience in the management of a publicly traded company. Our management team may not successfully or effectively manage its transition to a public company that will be subject to significant regulatory oversight and reporting obligations under federal securities laws. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities which will result in less time being devoted to our management and growth. We may not have adequate personnel with the appropriate level of knowledge, experience, and training in the accounting policies, practices or internal controls over financial reporting required of public companies in the United States. The development and implementation of the standards and controls necessary for us achieve the level of accounting standards required of a public company in the United States may require costs greater than expected. We will be required to expand our employee base and hire additional employees to support its operations as a public company, which will increase its operating costs in future periods.

If we fail to manage our growth effectively, we may be unable to execute our business plan which could have a material adverse effect on our business prospects, financial condition, results of operations and cash flows.

We intend to expand our operations significantly to address our target market. To properly manage our growth, we will need to hire and retain additional personnel, upgrade our existing operational management and financial and reporting systems, and improve our business processes and controls. Our future expansion will include:

●	hiring and training new personnel;
●	completing the designs, licensing, construction, and commissioning of our powerhouses;
●	optimizing applications of our reactors to serve both electric power customers and a broad base of non-traditional industrial customers interested in utilizing the heat produced by our powerhouses;
●	developing the supply chain necessary to supply components for our powerhouses;
●	developing the processes and technologies to transport radiological materials;
●	developing fuel fabrication capabilities and capacity;
●	developing the operational capabilities and functions necessary to operate our powerhouses;
●	controlling expenses and investments in anticipation of expanded operations;
●	completing the design, licensing, construction, and commissioning of our fuel recycling facilities;
●	upgrading the existing operational management and financial reporting systems and team to comply with requirements as a public company; and
●	implementing and enhancing administrative infrastructure, systems, and processes.

If our operations continue to grow, of which there can be no assurance, we will need to expand our sales and marketing, research and development, customer, and commercial strategy, permitting and licensing, products and services, manufacturing, supply, and operations functions. These efforts will require us to invest significant financial and other resources, including in industries and sales channels in which we have limited experience to date. We will also need to continue to develop our nascent manufacturing and operational systems and processes, and there is no guarantee that we will be able to scale the business as currently planned or within the planned timeframe. The continued expansion of our business may also require additional manufacturing and operational facilities, as well as space for administrative support, and there is no guarantee that we will be able to find suitable locations for such facilities.

Our continued growth could increase the strain on our resources, and we could experience operating difficulties, including difficulties in hiring and training employees, finding capacity internally and with third parties to construct our powerhouses and related equipment, delays in production, challenges in scaling-up fuel recycling capacity, and difficulty sourcing adequate raw materials, such as uranium. These difficulties may divert the attention of management and key employees and impact financial and operational results. If we are unable to drive commensurate growth, these costs, which include lease commitments, headcount, and capital assets, could result in decreased margins, which could have a material adverse effect on our business, financial condition, and results of operations.

There is limited commercial operating experience for metal-fueled fast reactors of this type, configuration, and scale, particularly compared to that of the existing fleet of large light water reactors. This creates risks in cost and timeline estimates and lack of recent domestic commercial experience in terms of labor and supply chain and other factors may result in greater than expected construction cost, deployment timelines, maintenance requirements, differing power output and greater operating expense.

While our powerhouses will be actively managed through design reviews, prototyping, testing, involvement of external partners with subject matter expertise, and application of approaches utilized in the operation of the Experimental Breeder Reactor II and other previously-operating reactors, we could still fail to identify latent design, manufacturing, construction, and operations issues early enough to avoid negative effects on production, fabrication, construction or ultimate performance of powerhouse and related technologies. Moreover, the cost and time associated with the construction and maintenance of our metal-fueled fast reactors may be greater than we expect because of a lack of a domestic labor force with relevant commercial experience and an inexperienced supply chain for this type of reactor. Where these issues arise at later stages of deployment, deployment could be subject to greater costs or be significantly delayed, which could materially and adversely affect our business.

The distributed generation industry is an emerging market and distributed generation may not receive widespread market acceptance or demand may be lower than we expect, which may make evaluating our business and future prospects difficult.

The distributed generation industry is still an emerging market in an otherwise mature and heavily regulated energy utility industry, and we cannot be sure that potential customers will accept distributed generation broadly, or our powerhouses specifically. Enterprises may be unwilling to adopt our powerhouses over traditional or competing power sources like distributed solar or electricity from the grid, for any number of reasons, including the perception that our technology or our company is unproven, lack of confidence in our business model, the unavailability of third-party service providers to operate and maintain the powerhouses, and lack of awareness of our powerhouses or their perception of regulatory or political headwinds.

Successful commercialization of new, or further enhancements to existing, alternative carbon-free energy generation technologies, such as adding carbon capture and sequestration/storage mechanisms to fossil fuel power plants, wind, solar, geothermal or fusion, may prove to be more cost effective or appealing to the global energy markets and therefore may adversely affect the market demand for our powerhouses, potentially adversely affecting our ability to successfully commercialize our powerhouses.

The expected market for our powerhouses may be superseded or rendered obsolete by new technology or the novel application of existing technology. Our estimates for the total addressable market and expectations with regards to certain unit economics are based on a number of internal and third-party estimates, including our potential contracted revenue, the number of potential customers who have expressed interest in heat and electricity from our powerhouses, the conversion rate of those potential customers into paying customers, assumed prices and production costs for our powerhouses and resulting power, our ability to leverage our current logistical and operational processes, assumptions regarding our technology and general market conditions. However, our assumptions and the data underlying our estimates may not be correct and the conditions supporting our assumptions or estimates may change at any time, reducing the predictive accuracy of these underlying factors. As a result, our performance as indicated by the illustrative unit economics provided in this proxy statement/prospectus/consent solicitation statement, our estimates of the addressable market for our product and services, as well as the expected growth rate for such market, may prove to be incorrect. Any material change to our assumptions or expectations with respect to the foregoing, may have a material adverse effect on our business prospects, financial condition, results of operations and cash flows and could harm our reputation.

The market for alternative carbon-free energy generation technologies has not yet been established and may not achieve the potential we expect or may grow more slowly than expected. If demand for our powerhouses fails to develop sufficiently, our business and operations could suffer, and we would be unable to achieve or maintain profitability.

The market for alternative carbon-free energy generation technologies has not yet been established and may not achieve the potential we expect or may grow more slowly than expected. The viability and continued growth in demand for alternative carbon-free energy generation technologies, and in turn, our powerhouses, may be impacted by many factors outside of our control, including:

●	market acceptance of nuclear power;
●	cost competitiveness, reliability and performance of our powerhouses compared to conventional and renewable energy sources and products;
●	availability and amount of government subsidies and incentives to support the development and deployment of our powerhouses;
●	the extent to which the nuclear power industry and broader energy industries are deregulated to permit broader adoption of nuclear electricity generation;
●	the cost and availability of key materials and components used in the production of our powerhouses;
●	prices of traditional utility-provided energy sources; and
●	the emergence, continuance, or success of, or increased government support for, other alternative energy generation technologies and products.

Reduction in energy demand or changes in climate-related policies may change market conditions, reducing our product’s competitiveness and affecting our performance. If demand does not grow, our business and operations could suffer, which would have an adverse impact on our ability to grow our business and we could be unable to achieve or maintain profitability.

Competition from existing or new competitors or technologies domestically and internationally could cause us to experience downward pressure on prices, fewer customer orders, reduced margins, the inability to take advantage of new business opportunities, and the loss of market share.

We operate in a highly competitive energy market and are subject to competition based upon product design, performance, technology, pricing, quality, and services, from competing nuclear suppliers as well as from alternative means of producing electricity and/or heat. There are a number of advanced reactor designs and advanced reactor projects under development in the United States. Many of these designs are involved in pre-application review with the NRC. While we expect to try to maintain competitive pricing on our products and services that are directly comparable to products manufactured and services provided by others, our products and services will conform to more exacting specifications and may carry a higher price than competing non-nuclear products due to the highly regulated nature of the U.S. nuclear industry. Other companies providing competing technologies could capture customers or market share from us, which could have a material adverse effect on our business or financial condition.

For sales and/or deployments outside of jurisdictions with highly developed nuclear regulatory frameworks, some of our foreign competitors currently benefit from, and others may benefit in the future from, permissive regulatory and licensing regimes and/or from protective measures by their home countries where governments are providing financial support, including significant investments in the development of new technologies. Those competitors may have a competitive advantage if they are able to obtain approvals, or if they can demonstrate to potential customers the value and benefits of their products and services, particularly in jurisdictions that have less stringent nuclear regulatory requirements. These competitors may have access to greater sources of funding to develop and commercialize their power than we do, whether as a result of potential competitive advantages or from supportive national governments. This market environment may result in increased pressures on our pricing and other competitive factors.

We believe our ability to compete successfully in designing, engineering, manufacturing, and operating our products and services at significantly reduced cost to customers does and will depend on a number of factors, which may change in the future due to increased competition. If we are unable to compete successfully, our business, financial condition, results of operations and cash flows would be adversely affected.

The cost of electricity and heat generated from our powerhouses may not be cost competitive with electricity and/or heat generated from other sources, which could materially and adversely affect our business prospects, financial condition, results of operations and cash flows.

Many U.S. electricity markets price electric energy, heat, capacity, and/or ancillary services on a competitive basis, with market prices subject to substantial fluctuations. Other markets remain heavily regulated by state or local utility regulatory authorities, with power and heat purchase decisions by electric utilities subject to various competitiveness or prudence tests. As a result of competitive pressures, some electricity markets experience low marginal energy and heat prices at certain times due to a combination of subsidized generating resources, competitors with low-cost or no-cost fuel sources, or market-design features that create incentives for certain attributes or deliver revenue in unpredictable ways over time, and we may not be able to compete in these markets unless the benefits of our advanced fission power technology and business model are sufficiently valued. Even in markets that price reliable capacity on a long-term basis, there is no guarantee that advanced fission power will be sufficiently low-cost so as to clear auction-style capacity markets or to attract customers to sign power purchase agreements with us on commercially acceptable terms, and signing a power purchase agreement or clearing in any one year is no guarantee of similar outcomes in successive years. Moreover, powerhouses will likely serve a specific market segment of smaller distributed generation, remote application, or industrial customers, who may have lower cost power/heat alternatives available to them, especially in the near-term.

Given the relatively lower electricity prices and higher availability of power in the United States when compared to many international markets, the risk may be greater with respect to business in the United States. Regardless of jurisdiction, however, failure of the cost of electricity and heat generated from our powerhouses to be cost competitive with electricity and/or heat generated from other sources, will limit our ability to charge a premium relative to other energy sources, which could materially and adversely affect our business prospects, financial condition, results of operations and cash flows.

Changes in the availability and cost of oil, natural gas and other forms of energy are subject to volatile market conditions that could adversely affect our business prospects, financial condition, results of operations and cash flows.

The availability and prices of oil, natural gas and other forms of energy are subject to volatile market conditions. These market conditions are affected by political, economic, and other factors beyond our control. Decreases in energy prices or increases in nuclear energy costs relative to other forms of energy, may adversely affect our business prospects, financial condition, results of operations and cash flows. To the extent that these uncertainties cause suppliers and customers to be more cost sensitive or to adjust their business plans and operations, decreased energy prices may have an adverse effect on our business prospects, financial condition, results of operations and cash flows.

Our investment in recycling may not provide the return we expect. The market for recycled nuclear fuel in the United States may never be established or may be smaller or grow more slowly than expected.

We are actively developing fuel recycling capabilities with the goal of deploying a commercial-scale fuel recycling facility in the United States by the 2030s. We currently expect to be the primary, but not the sole, users of the recycled fuel we plan to generate. Challenges that could impact timeline and cost might arise from necessary activities such as siting, obtaining of federal, state, and local permits and approvals, transportation, threatened litigation, access to used fuel for the purposes of recycling, and securing disposal solutions for waste. Our estimates for the total addressable market and expectations with regards to this potential line of business are based on several internal and third-party estimates, including those for facility deployment, licensing, capital and operational costs, and sales prices for the resulting recycled fuel. The timeline to scale-up and deploy the necessary technological processes are based upon assumptions regarding our technology and general market conditions. However, our assumptions and the data underlying these estimates may not be correct, and the conditions supporting our assumptions or estimates might change at any time, reducing the accuracy of these underlying assumptions. As a result, our investment in fuel recycling technology and this potential line of business may not provide any return, or the return we have projected. In addition, the market for recycling nuclear fuel in the United States has not yet been established and nuclear fuel recycling technologies such as ours have limited operational history and have not been proven at scale. Any material change to our assumptions or expectations with respect to the market for recycled nuclear fuel and the technology we plan to utilize may have a material adverse effect on our business prospects, financial condition, results of operations, and cash flows, and could harm our reputation.

Our business plan involves the concurrent development of two configurations of our powerhouses (15 MWe and 50 MWe), and makes certain assumptions with respect to learnings, efficiencies and regulatory approvals as a result of this concurrent development approach which may not be accurate or correct. Any adverse change to these assumptions may have a material adverse effect on our business prospects, financial condition, results of operations and cash flows.

Our business plan to construct and operate our powerhouses is subject to the continued development of two configurations of our powerhouses (15 MWe and 50 MWe) and makes assumptions with respect to learnings, efficiencies and regulatory approvals as a result of this concurrent development approach. If such assumptions regarding the concurrent development of our powerhouses are not accurate, we may be unable to successfully introduce, market, and sell these configurations of our powerhouses in a timely and cost-effective manner, and properly position and/or price our products, our business, results of operations, or financial position could be materially impacted.

Our business plan may also include the development of other configurations of our powerhouses (100 MWe, or other sizes), and makes certain assumptions with respect to learnings, efficiencies, and regulatory approvals as a result of this new development approach which may not be accurate or correct. Any adverse change to these assumptions may have a material adverse effect on our business prospects, financial condition and results of operation and cash flows.

We compete in a market characterized by rapid technological advances, evolving regulatory standards in software technology and frequent new product introductions and enhancements. To succeed, we may also rely on the development of other configurations of our powerhouses (100 MWe, or other sizes). The development of other configurations of our powerhouses has inherent risks, including, but not limited to:

●	higher than expected research and development costs;
●	delays or unexpected costs in developing new configurations;
●	ability or delays in obtaining regulatory approval;
●	customers delaying purchase decisions in anticipation of new configurations;
●	customer confusion and extended evaluation and negotiation time;
●	educating our sales, marketing, and consulting personnel to work with new configurations;
●	competition from earlier and more established entrants;
●	market acceptance of earlier configurations; and
●	the accuracy of assumptions about the nature of customer demand.

If we are unable to successfully introduce, market, and sell other configurations of our powerhouses in a timely and cost-effective manner, and properly position and/or price our products, our business, results of operations, or financial position could be materially impacted.

Our unit economics are subject to significant risks, assumptions, estimates and uncertainties. As a result, our actual revenues, timing for achieving business milestones, expenses, capital expenditures, profitability and cash flows may differ materially from our expectations.

In connection with our consideration of the business combination, including the Transactions, we provided our internally-derived unit economic calculations (the “Unit Economics”) related to a 15 MWe Aurora powerhouse (comprising 15 megawatts of electric generating capacity) and a 50 MWe Aurora powerhouse (comprising 50MW of electric generating capacity) to (i) AltC for use as a component of its overall evaluation of Oklo, (ii) Ocean Tomo for use as a component of its fairness opinion as described further in the section entitled “Opinion of AltC’s Financial Advisor,” and (iii) to the Oklo Board and its advisors in connection with its evaluation of the Transactions. The Unit Economics are being included in this proxy statement/prospectus/consent solicitation statement because the

Unit Economics were provided to the AltC Board, the Oklo Board and Ocean Tomo for their respective evaluations of the Transactions. For more information on the Unit Economics, see the section entitled “Proposal No. 1 — The Business Combination Proposal — Unaudited Prospective Unit Economics Information.”

The Unit Economics are subject to significant risks, assumptions, estimates and uncertainties. They reflect our then-current views with respect to future events or our future financial performance, were based on assumptions, and involved known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the Unit Economics. We may not actually achieve the plans, expectations or objectives contained in our Unit Economics, and the underlying assumptions may prove incorrect. Such deviations may be due to factors outside our control or currently unknown to us. For example, our actual revenues, timing for achieving business milestones, expenses, capital expenditures, profitability and cash flows may differ materially from our expectations. Therefore, undue reliance should not be placed on any of our Unit Economics.

We and our customers operate in a politically sensitive environment, and negative public and political perceptions of nuclear energy and radioactive materials could materially and adversely affect us, our customers, and the markets in which we operate.

Successful execution of our business model is dependent upon public support for nuclear power, in general, in the United States and other countries. The risks associated with uses of radioactive materials in our nuclear facilities and the public perception of those risks can affect our business. Opposition by third parties can delay or prevent the licensing and construction of new nuclear facilities and in some cases can limit the operation of nuclear facilities. Adverse public reaction to developments in the use of nuclear power could directly affect our business and indirectly affect our customers’ businesses. In addition, journalists, trade press, and other third parties, potentially including one or more of the agencies with regulatory jurisdiction over us, may publish statements that negatively affect the public or political perception of us. Adverse public opinion or political perceptions could result in increased regulatory requirements and costs or increase the likelihood that our operations are subject to liabilities and adverse claims. In the past, adverse public reaction, increased regulatory scrutiny and related litigation contributed to extended licensing and construction periods for new nuclear power plants, sometimes delaying construction schedules by decades or more, or even shutting down operations at already-constructed nuclear power facilities.

Incidents involving nuclear energy facilities in the United States or globally, including accidents, terrorist acts or other high profile events involving radioactive materials, could materially and adversely affect the public perception of the safety of nuclear energy, our customers and the markets in which we operate, and such adverse effects could potentially decrease demand for nuclear energy, increase regulatory requirements and costs or result in liability or claims that could materially and adversely affect our business.

Successful execution of our business model is dependent upon public support for nuclear power, in general, in the United States and other countries. If there is an incident affecting nuclear energy facilities in the United States or globally, public perception could be materially negatively impacted. Opposition by third parties can delay or prevent the licensing and construction of new nuclear facilities and in some cases can limit the operation of nuclear facilities. In the past, adverse public reaction, increased regulatory scrutiny and related litigation contributed to extended licensing and construction periods for new nuclear power plants, sometimes delaying construction schedules by decades or more, or even shutting down operations at already-constructed nuclear power facilities.

With respect to public perceptions, the effects of the 2011 Tohoku earthquake and tsunami that caused a radiological incident at the Fukushima nuclear power plant in Japan increased public opposition to nuclear power in some countries, resulting in a slowdown in, or, in some cases, a complete halt to new construction of nuclear power plants, an early shut down of existing power plants and a dampening of the favorable regulatory climate needed to introduce new nuclear power technologies. As a result of these events, some countries that were considering launching new domestic nuclear power programs delayed or cancelled the preparatory activities they were planning to undertake as part of such programs. Similarly, the accidents at Three Mile Island and Chernobyl increased fears of nuclear power and hindered the widespread acceptance of nuclear power. If a high-visibility or high-consequence nuclear incident, including the loss or mishandling of nuclear materials, or other event, such as a terrorist attack involving a nuclear facility, occurs, public opposition to nuclear power may increase dramatically, regulatory requirements and costs could become more onerous or prohibitory, and customer demand for heat, electricity, or fuel could suffer, which could materially and adversely affect our business prospects, financial condition, results of operations and cash flows.

Our ability to protect our patents and other intellectual property rights may be challenged and is not guaranteed. If we are unable to protect our intellectual property rights, our business and competitive position may be harmed.

We may not be able to prevent unauthorized use of our intellectual property, which could harm our business and competitive position. We rely upon a combination of the intellectual property protections afforded by patents, trademarks/service marks, copyrights and trade secret laws in the United States and other jurisdictions, as well as commercial agreements such as confidentiality agreements, assignment agreements, and license agreements to establish, maintain and enforce rights associated with our powerhouses and related proprietary technologies. Given that the underlying technology is many decades old, we primarily use patents in order to ensure that others cannot preclude us from using certain technologies or key design aspects. Our success depends in part on our ability to obtain and enforce patent protection for our powerhouses and related technologies, as well as our ability to operate without infringing or violating the proprietary rights of others. We either own or have significant license rights to certain intellectual property applicable to our powerhouses and fuel technology, including patent rights and pending patent applications on the same, and we will continue to file patent applications claiming new technologies directed to our powerhouses in the United States and in other jurisdictions based on several factors including, but not limited to, commercial viability. Monitoring unauthorized use of our intellectual property rights is difficult and costly, and the steps we have taken or will take to prevent misappropriation may not be sufficient.

As noted above, we also rely upon unpatented trade secret protection, unpatented know-how and continuing technological innovation to develop and help maintain our business and competitive position. We seek to protect our proprietary technology, in part, by entering into confidentiality agreements with our suppliers, subcontractors, venture partners, employees and consultants, and other third parties. However, we may not be able to prevent the unauthorized disclosure or use of our trade secrets, know-how, or information which we consider to be confidential, by the parties to these agreements, despite the existence generally of confidentiality provisions and other contractual restrictions. If any of the suppliers, subcontractors, venture partners, employees, and consultants, and other third parties who are parties to these agreements breach or violate the terms of any of these agreements, we may not have adequate remedies for any such breach or violation, and we could lose our trade secrets as a result. It is also possible that our trade secrets, know-how or other proprietary information could be obtained by third parties as a result of breaches of our physical or electronic security systems. Even where remedies are available, enforcing a claim that a party illegally disclosed or misappropriated our trade secrets is expensive and time consuming, and the outcome is unpredictable. Courts outside the United States are sometimes less willing to protect trade secrets. Additionally, despite our efforts to protect our proprietary technology, our trade secrets could otherwise become known or be independently discovered by our competitors. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them, or those to whom they communicate, from using that technology or information to compete with us.

The patent position of our powerhouses and fuel technologies is not a guarantee of protection or rights. During the patent prosecution process, a patent office may require us or our future licensors to narrow the scope of the claims of our or our licensors’ pending and future patent applications. This may limit the scope of patent protection and limit our or our future licensors’ ability to assert patent infringement if the patent is subsequently issued. In some cases, a patent may not be issued if we or our licensors are unable to overcome rejections from a patent office. By pursuing patent rights by filing a patent, we or our licensors may lose trade secrets that would have otherwise been protected had a patent not been sought and third parties may be able to exploit such published information in our patent application. Additionally, even if we obtain a patent in one jurisdiction (e.g., the United States), we cannot guarantee that we will obtain a corresponding patent in another jurisdiction (e.g., China) as patent laws differ from jurisdiction to jurisdiction. Additionally, maintaining and enforcing patent rights can involve complex legal and factual questions and may be subject to litigation in some cases. For example, third parties may challenge the validity of our or our licensors’ patents based on prior art at a tribunal such as the Patent Trial and Appeal Board at the U.S. Patent and Trademark Office and in a federal court. Because we cannot assure that all of the potentially relevant prior art relating to our patents and patent applications has been found, third parties may prevail in invalidating a patent or preventing a patent application from being issued as a patent. Additionally, even if we or our licensors are able to maintain valid patents or prevail in patent challenges instituted by third parties, we or our licensors may still bear the risk of third parties “designing around” our technologies to avoid an intellectual property infringement claim.

Our patent applications may not result in issued patents, which may have a material adverse effect on our ability to prevent others from commercially exploiting products similar to ours. Patentability and patent scope involve complex legal and factual questions and the breadth of claims allowed may be uncertain. As a result, we cannot be certain that the patent applications that we file will result in patents being issued, or that our patents and any patents that may be issued to us will afford protection against competitors with similar technology. Numerous patents published pending patent applications and unpublished pending patent applications owned by others exist in the fields in which we have developed and are developing our technology. In addition to the risk of infringing those patents, patents and patent applications owned by others may also be used as a basis to invalidate our patents or prevent our patent applications from issuing as patents. Our patents may also be challenged as invalid under other prior art and/or be challenged as unenforceable. Furthermore, patent applications filed in foreign countries are subject to laws, rules and procedures that differ from those of the United States, and thus we cannot be certain that foreign patent applications related to issued U.S. patents will be issued.

Even if our patent applications succeed and we are issued patents in accordance with those applications, it is still uncertain whether these patents will be contested, circumvented, invalidated, or limited in scope in the future. The rights granted under any issued patents may not provide us with meaningful protection or competitive advantages, and some foreign countries provide significantly less effective patent enforcement as compared to the United States. In addition, the claims of any patents that issue from our patent applications may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. The intellectual property rights of others could also bar us from licensing and exploiting any patents that issue from our pending patent applications or future patent applications. Additionally, some of our technology has been developed with funding from the United States Department of Energy. Inventions conceived or first actually reduced to practice under agreements with the Department of Energy (“subject inventions”) grant the United States Government (“USG”) certain rights and impose specific obligations on our ability to practice and license these inventions. Specifically, the USG obtains a worldwide, nonexclusive, nontransferrable, irrevocable, paid-up license to practice or have the subject invention practiced for or on behalf of the USG and we are generally obligated to ensure that any products embodying or produced through the use of any subject invention will be manufactured substantially in the United States unless the USG determines that it is not commercially feasible to do so. Failure to abide by the United States competitiveness requirements for domestic manufacture of certain subject inventions may also cause us to forfeit and assign all rights to certain inventions to the United States Department of Energy. Another right the USG has in subject inventions — although it has never exercised such a right — is march-in rights whereby the USG may require us to license a patent on reasonable terms under very limited circumstances, such as if we or a licensee are not commercializing the invention or if there is a violation of the domestic manufacturing requirement in 35 U.S.C. § 204. In addition, patents issued to us may be infringed or designed around by others and others may obtain patents that we need to license or design around, either of which would increase costs and may adversely affect our business, prospects, financial condition, and operating results.

We currently enjoy only limited geographical protection with respect to certain issued patents and trademarks and may not be able to protect our intellectual property rights throughout the world. If we are unable to protect our intellectual property rights, our business and competitive position may be harmed.

We do not have worldwide patent rights for our powerhouses and related proprietary technologies because there is no such thing as a worldwide patent or “international patent rights.” We also do not have worldwide trademark protection for our brand for similar reasons. Accordingly, we may not be able to protect our intellectual property rights in certain jurisdictions and their legal systems. Filing, prosecuting, and defending patents on our powerhouses and related technologies worldwide can pose several challenges. First, procuring patent rights in multiple jurisdictions may be cost prohibitive because individual patent offices in different jurisdictions will have to independently examine each patent application. Therefore, costs such as examination fees, translation fees and attorneys’ fees are considered when deciding whether to pursue patent protections in a given jurisdiction. We or our licensors will also have the continued obligation of paying maintenance fees periodically to avoid patents from becoming abandoned or lapsed. Second, the breadth of claims in patents may vary from jurisdiction to jurisdiction. For instance, certain patent offices may require narrower claims, resulting in patent rights that are less extensive. Further, as noted above, we may not be able to obtain patents in some jurisdictions even if we obtain patents in other jurisdictions. Accordingly, our competitors may operate in countries where we do not have patent protection and can freely use our technologies and discoveries in such countries to the extent such technologies and discoveries are publicly known or disclosed in countries where we do have patent protection.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. Many countries also limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any of our licensors are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business and financial condition may be adversely affected.

We may need to defend ourselves against intellectual property infringement claims, which may be time-consuming and could cause us to incur substantial fees and costs.

Companies, organizations or individuals, including our existing and future competitors, may hold or obtain patents, trademarks/service marks or other intellectual property rights that would prevent, limit or interfere with our ability to develop our intellectual property and make, use, develop, import, offer to sell or sell the power and heat generated by our powerhouses, our powerhouses, and related technology, which could make it more difficult for us to operate our company. From time to time, we may receive inquiries from holders of patents or trademarks/service marks inquiring whether we are infringing their proprietary rights. Companies, organization or individuals, including our existing and future competitors, may also seek court declarations that they do not infringe our intellectual property rights. Companies holding patents or other intellectual property rights similar to our technology may bring proceedings alleging infringement of such rights or otherwise asserting their rights and seeking licenses. In addition, if we are determined to have infringed a third party’s intellectual property rights, we may be required to do among other things, one or more of the following: (i) cease making, using, offering to sell, selling or importing our powerhouses or the power and heat generated by our powerhouses that incorporate the challenged intellectual property; (ii) pay substantial damages; (iii) pay for and obtain a license from the holder of the infringed intellectual property right, which may not be available on reasonable terms or at all; or (iv) redesign part or all of our technology. In the event of a successful claim of infringement against us and our failure or inability to obtain a license to the infringed technology, our business, prospects, operating results, and financial condition could be materially adversely affected. In addition, any litigation, or claims, whether or not valid, could result in substantial costs and diversion of resources and management’s focus and attention.

We also anticipate licensing patents and other intellectual property from third parties, and we may face claims that the use of this intellectual property infringes the rights of other third parties. In such cases, we may seek indemnification from the licensors under our license contracts with those licensors or other damages. However, our rights to indemnification or damages may be unavailable or insufficient to cover our costs and losses, depending on our use of the technology, whether we choose to retain control over conduct of the litigation, and other factors.

We may be subject to claims of ownership and other rights to our patents and other intellectual property by third parties.

Our confidentiality and intellectual property assignment agreements with our employees, consultants, and contractors generally provide that inventions conceived by the party in the course of rendering services to us will be our exclusive intellectual property. While we require our employees, consultants, and contractors to assign such intellectual property to us in the event that the intellectual property is not automatically assigned (e.g., as work made for hire), those agreements may not be honored and obligations to assign intellectual property may be challenged or breached. Moreover, there may be some circumstances, where we are unable to negotiate for such ownership rights or that others misappropriate those rights.

We may be subject to claims that former employees, collaborators, or other third parties have an interest in our patents or other intellectual property as an owner, a joint owner, a licensee, an inventor, or a co-inventor. In the latter two cases, the failure to name the proper inventors on a patent application can result in the patents issuing thereon being unenforceable. Inventorship disputes may arise from conflicting views regarding the contributions of different individuals named as inventors, the effects of foreign laws where foreign nationals are involved in the development of the subject matter of the patent, conflicting obligations of third parties involved in developing our patented technology or as a result of questions regarding co-ownership of potential joint inventions. Litigation may be necessary to resolve these and other claims challenging inventorship and ownership. Alternatively, or additionally, we may enter into agreements to clarify the scope of our rights in such intellectual property. If we fail in defending any such claims, in addition to paying monetary damages, we may lose exclusive ownership of, or right to use or license valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

We have identified material weaknesses in our internal control over financial reporting. If our remediation of such material weaknesses is not effective, or if we experience additional material weaknesses or otherwise fail to design and maintain effective internal control over financial reporting in the future, our ability to timely and accurately report its financial condition and results of operations or comply with applicable laws and regulations could be impaired, which may adversely affect investor confidence.

We are in the process of developing our internal processes and procedures to accommodate our rapid growth in recent years. In connection with the preparation of our consolidated financial statements for the years ended December 31, 2021 and 2022, and the quarter ended June 30, 2023, we identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. These material weaknesses primarily relate to the following matters that are relevant to the preparation of our consolidated financial statements:

●	Management did not design and maintain an effective control environment commensurate with the financial reporting requirements. Specifically, management lacked a sufficient complement of resources with:
a.	Management did not design and maintain controls over the preparation and review of account reconciliations and journal entries.
b.	Management did not design and maintain effective controls related to the period-end financial reporting process, specifically design of period-end cut-off procedures and completeness of oversight of related party transactions.
c.	Management did not design and maintain effective controls regarding the timely review of SOC 1 reports for payroll and equity management, specifically SOC 1 reports were not reviewed by management for user control considerations, to ensure that Company controls were operating effectively.
d.	The Company lacked the appropriate accounting personnel with sufficient knowledge of U.S. GAAP experience.

These material weaknesses could result in a misstatement of substantially all of the business processes and accounts or disclosures that would result in a material misstatement to the annual or interim financial statements that would not be prevented or detected.

The unremediated material weaknesses described above, if not remediated, could result in a misstatement of one or more account balances or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

In order to remediate these material weaknesses, we have taken and plan to take the following actions:

●	Oklo made an accepted offer for a Chief Financial Officer who started in this role in August 2023. This person has experience in the level and type of auditing and controls expected of a public company.
●	Oklo engaged the services of a new accounting firm which was recommended for use in terms of public readiness and Oklo has transitioned services to this firm.
●	Oklo engaged the services of a firm with experience in financial reporting and aiding companies in public readiness work. Oklo began this engagement in 2022 and the firm is actively supporting preparations.
●	Oklo has recognized the need for further training on existing controls as well as better documentation of existing controls and is in discussion with a firm that specializes in public company financial controls documentation and implementation, with the expectation that this firm could support the implementation of these actions related to controls.
●	Oklo is actively interviewing for other internal positions to oversee bookkeeping, accounts payable, and accounts receivable, among other financial tasks.

We cannot ensure that the measures we have taken to date, and that we are continuing to implement, will be sufficient to remediate the material weaknesses we have identified or to avoid the identification of additional material weaknesses in the future. If the steps we take do not remediate the material weaknesses in a timely manner, there could continue to be a reasonable possibility that these control deficiencies or others could result in a material misstatement of our annual or interim consolidated financial statements that would not be prevented or detected on a timely basis.

The process of designing and implementing internal control over financial reporting required to comply with the disclosure and attestation requirements of Section 404 of the Sarbanes-Oxley Act will be time consuming and costly. If, during the evaluation and testing process we identify additional material weaknesses in our internal control over financial reporting or determine that existing material weaknesses have not been remediated, our management will be unable to assert that our internal control over financial reporting is effective and our independent registered public accounting firm may conclude that there are material weaknesses with respect to our internal control over financial reporting. If we are unable to assert that our internal control over financial reporting is effective, or when required in the future, if our independent registered public accounting firm is unable to express an unqualified opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock could be adversely affected and we could become subject to litigation or investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

We are subject to considering, quantifying, and protecting against information technology and cyber security threats that could have adverse effects, including regulatory enforcement consequences, on our business and results of operations.

In the ordinary course of business, we collect, store, and transmit confidential information (including but not limited to intellectual property, proprietary business information and personal information). It is critical that we do so in a secure manner to maintain the confidentiality and integrity of such confidential information. We also have outsourced elements of our operations to third parties, and as a result we manage a number of third-party contractors who have access to our confidential information. Regarding actual powerhouse deployments, we are subject to the NRC’s regulations in this area, the violation of which could carry regulatory enforcement action.

Despite the implementation of security measures, our internal information technology systems and those of our contractors and consultants are potentially vulnerable to breakdown or other damage or interruption from service interruptions, system malfunction, natural disasters, terrorism, war and telecommunication and electrical failures, as well as security breaches from inadvertent or intentional actions by our employees, contractors, consultants, business partners, and/or other third parties, or from cyber-attacks by malicious third parties (including the deployment of harmful malware, ransomware, denial-of-service attacks, social engineering and other means to affect service reliability and threaten the confidentiality, integrity and availability of information), which may compromise our system infrastructure or lead to data leakage. As part of our regular review of potential risks, we analyze emerging cyber security threats to us and our contractors, consultants, business partners and other third parties as well as our plans and strategies to address them. The Post-Closing Company Board, which will have oversight responsibility for cyber security risks, is expected to be briefed by management on such analyses. Additionally, the Post-Closing Company Board will be responsible for overseeing the adequacy of management’s conduct of threat environment and vulnerability assessments, management of cyber incidents, pursuit of projects to strengthen internal cyber security and the cyber security of our suppliers and other service providers, work with the company’s privacy and legal teams, coordination with the company’s operations teams to evaluate the cyber security implications of our products and offerings, and coordination of efforts to monitor, detect, and prevent future cyber threats. In addition, the Post-Closing Company Board, or a duly authorized committee thereof, will annually review our risk profile with respect to cybersecurity matters. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and reputational damage and the further development and commercialization of our products could be delayed.

Furthermore, significant disruptions of our internal information technology systems or security breaches could result in the loss, misappropriation, and/or unauthorized access, use, or disclosure of, or the prevention of access to, confidential information (including, but not limited to, intellectual property, proprietary business information, export-controlled information, and personal information), which could result in financial, legal, business, and reputational harm to us. For example, any such event that leads to unauthorized access, use, or disclosure of personal information, including personal information related to our employees, could harm our reputation directly, compel us to comply with federal and/or state breach notification laws and foreign law equivalents, subject us to mandatory corrective action, and otherwise subject us to liability under laws and regulations that protect the privacy and security of personal information, which could result in significant legal and financial exposure and reputational damages that could potentially have an adverse effect on our business.

Macroeconomic Risks Relating to Our Business

We may experience a disproportionately larger impact from inflation and rising costs.

Recently, inflation has increased to its highest level in decades. Inflation has resulted in, and may continue to result in, higher interest rates and capital costs, higher shipping costs, higher material costs, supply shortages, increased costs of labor and other similar effects. Although the impact of material cost, labor, or other inflationary or economically driven factors will impact the entire nuclear and energy transition industry (including renewable sources of electricity, like solar and wind), the relative impact will not be the same across the industry, and the particular effects within the industry will depend on a number of factors, including material use, technology, design, structure of supply agreements, project management and others, which could result in significant changes to the competitiveness of our technology and our ability to construct and operate our fuel fabrication facilities, fuel recycling facilities, and powerhouses, which could have a material adverse effect on our business, financial condition and results of operations.

Uncertain global macroeconomic and political conditions could materially adversely affect our business prospects, financial condition, results of operations and cash flows.

Our results of operations could be materially affected by economic and political conditions in the United States and internationally, including inflation, deflation, interest rates, availability of capital, energy and commodity prices, trade laws and the effects of governmental initiatives to manage economic conditions. Potential customers may delay or decrease spending on our powerhouses and related services as their business and budgets are impacted by economic conditions. The inability of potential customers to pay us for our powerhouses and related services may adversely affect our earnings and cash flows.

The ongoing military conflict in Ukraine has escalated tensions between the United States, and its North Atlantic Treaty Organization (“NATO”) allies on one hand, and Russia on the other. The United States and other NATO member states, as well as some non-member states, have imposed sanctions against Russia and certain Russian banks, enterprises, and individuals. Although there are currently no sanctions on Russian companies supplying HALEU, sourcing HALEU from Russia presents a potential reputational risk and supply chain risk if sanctions are imposed at a later time. These circumstances have impacted the commercial availability of HALEU and increasing the cost of uranium enrichment services to produce HALEU, and any future additional sanctions and any resulting conflict between Russia, the United States and NATO countries could potentially increase the adverse impact on the price of enrichment services and on our future operations.

Further, the ongoing military conflict resulting sanctions and related countermeasures by NATO states, the United States and other countries have led to, and are likely to lead to additional, market disruptions, including significant volatility in commodity prices, credit, and capital markets, as well as supply chain interruptions for equipment, which could have an adverse impact on our operations and financial performance. Global supply chain disruptions have increasingly affected both the availability and cost of materials, component manufacturing and deliveries. Disruptions such as military conflicts, sanctions, and other countermeasures between nations, as well as any escalation in tension between nations, may result in delays in equipment deliveries and cost escalations that could adversely affect our business prospects, financial condition, results of operations and cash flows.

Our cost estimates are highly sensitive to broader economic factors, and our ability to control or manage our costs may be limited.

Capital and operating costs for the deployment of any energy infrastructure, and especially a first-of-a-kind powerhouse like the Aurora, are difficult to project, inherently variable and are subject to significant change based on a variety of factors including site specific factors, customer off-take requirements, regulatory oversight, operating agreements, supply chain availability, supply chain availability effects on reactor and power plant performance, inflation and other factors. Opportunities for cost reductions with subsequent deployments are similarly uncertain. While we believe our cost estimates are reasonable, they may increase significantly through design maturity, when accounting for supply chain availability, fabrication costs, as we progress through the regulatory process, or as a result of other factors, including unexpected cost increases that particularly affect our powerhouses. To the extent cost reductions are not achieved within the expected timeframe or magnitude, powerhouses, like the Aurora, may not be cost competitive with alternative technologies, which may have a material adverse effect on our business prospects, financial condition, results of operations and cash flows and could harm our reputation.

The direct and indirect impact on us and our customers from severe weather and other effects of climate change could adversely affect our financial condition, operating results, and cash flows.

Our operations and properties, and those of our customers, may in the future be adversely impacted by flooding, wildfires, high winds, drought, and other effects of severe weather conditions that may be caused or exacerbated by climate change. These events can force our customers to suspend operations at impacted properties and may result in significant damage to such properties. Even if these events do not directly impact us or our customers, they may indirectly impact us and our customers through increased insurance, energy, or other costs. In addition, although the ongoing transition to non-carbon-based energy is creating significant opportunities for us and our customers, the transition also presents certain risks, including macroeconomic risks related to higher energy costs and energy shortages, among other things. These direct and indirect impacts from climate change could adversely affect our financial condition, operating results, supply chain and cash flows.

A pandemic, epidemic or outbreak of an infectious disease in the United States or worldwide, including the resurgence of COVID-19 or an outbreak of a novel strain of COVID-19, could adversely impact our business operations and our financial results.

If a pandemic, epidemic, or outbreak of an infectious disease, including the resurgence of COVID-19 or the outbreak of a novel strain of COVID-19, or other public health crisis were to affect our markets, facilities or our customers, our business could be adversely affected. The global spread of COVID-19 has disrupted certain aspects of our operations, including the ability of certain of our employees to collaborate in-person, and may adversely impact our business operations and financial results, including our ability to execute on our business strategy and goals. Specifically, the continued spread of COVID-19, the potential future spread of other infectious diseases and related precautionary measures may result in delays or disruptions in our supply chain, delays in the launch or execution of certain of our customers’ projects and a decrease of our operational efficiency in the development of our systems, products, technologies, and services. We continue to take measures within our facilities to ensure the health and safety of our employees. However, there can be no assurance that these measures will prevent disruptions due to COVID-19 or other infectious diseases within our workforce. These measures have also resulted in the reduction of operational efficiency within our impacted workforce, and we expect they will continue to do so.

The COVID-19 pandemic has also resulted in, and other infectious diseases could result in, significant disruption and volatility of global financial markets. This disruption and volatility may adversely impact our ability to access capital. In the future, this could negatively affect our liquidity and capital resources. Given the rapid and evolving nature of the impact of the virus, responsive measures taken by governmental authorities and the continued uncertainty about its impact on society and the global economy, we cannot predict the extent to which it will affect our operations, particularly if these impacts persist or worsen over an extended period of time. To the extent COVID-19 adversely affects our business operations and financial results, it may also have the effect of heightening many of the other risks described in the section of this proxy statement/prospectus/consent solicitation statement entitled “Risk Factors.”

Risks Relating to Compliance with Law, Government Regulation and Litigation

The nature of our business requires us to interact with various governmental entities, making us subject to the policies, priorities, regulations, mandates and funding levels of such governmental entities and we may be negatively or positively impacted by any change thereto.

We are subject to a wide variety of laws and regulations relating to various aspects of our business, including with respect to use and possession of radioactive materials; design, manufacture, operations, marketing, and export of nuclear technologies; employment and labor; tax; data security of the operational and information technology we use; health and safety; zoning and environmental issues. Laws and regulations at the foreign, federal, state, and local levels may change and may be interpreted in different ways, especially in relation to new and emerging industries, and we cannot always reasonably predict the impact from, or the ultimate cost of compliance with, current or future regulatory or administrative changes. While we monitor these developments and devote a significant amount of management’s time and external resources towards compliance with these laws, regulations, and guidelines, we cannot guarantee that these measures will be satisfactory to regulators or other third parties, such as our customers, who may also be subject to extensive governmental regulation.

We may need to expend substantial efforts to comply with any new and changing relevant and applicable laws and regulations, which may result in increased general and administrative expenses and a diversion of management time and attention. Moreover, changes in law, the imposition of new or additional regulations or the enactment of any new or more stringent legislation that impacts our business could require us to change the way we operate and could have a material adverse effect on our sales, profitability, cash flows, financial condition, and lead to regulatory delays that could impact our ability to obtain licenses, certificates, authorizations, permits, certifications from regulatory agencies and/or any other type of regulatory approval.

Failure to comply with these laws may result in civil and criminal penalties or private lawsuits, or the suspension or revocation of those regulatory approvals, which would prevent us from operating our business. With respect to our powerhouses, fuel fabrication and fuel recycling, we require regulatory approval from the NRC to construct and operate the facilities, and any additional local and state permitting requirements, as needed. Failure to comply with these laws, obtain the required regulatory approvals, or receive exemptions from such regulations, as needed, could result in regulatory enforcement, violations, fines, penalties, or the inability to operate our commercial deployments. Any delays in regulatory approvals could also adversely affect our ability to meet construction and operation timelines and thereby affect our financial performance.

Our powerhouses, fuel fabrication, and fuel recycling activities are subject to regulations in all jurisdictions related to nuclear safety, environmental, and financial qualification, among other requirements. Regulatory approvals, such as construction permits and operating licenses issued by the NRC, are necessary for us to construct and operate our powerhouses, fuel fabrication and fuel recycling facilities. Our plans to construct and operate these facilities relies on timely receipt of such regulatory approvals. Such regulatory approval processes may be subject to change, can be technically challenging to address, may result in the imposition of conditions that impact the financial viability of our facilities, and may also provide opportunities for third parties to lodge objections or file petitions against the licensing of our facilities.

The U.S. government’s budget deficit and the national debt, as well as any inability of the U.S. government to complete its budget or appropriations process for any government fiscal year could have an adverse impact on our business, prospects, financial condition, results of operations and cash flows.

The U.S. government’s budget deficit and the national debt, as well as any inability of the U.S. government to complete its budget process for any government fiscal year and consequently having to shut down or operate on funding levels equivalent to its prior fiscal year pursuant to a “continuing resolution,” could have an adverse direct or indirect impact on our business, financial condition, results of operations and cash flows.

Considerable uncertainty exists regarding how future budget and program decisions will unfold, including the energy spending priorities of the U.S. government, what challenges budget reductions will present for the energy industry and whether annual appropriations bills for all agencies will be enacted by the U.S. government in a given fiscal year and thereafter due to many factors, including but not limited to, changes in the political environment, including before or after a change to the leadership within the government administration, and any resulting uncertainty or changes in policy or priorities and resultant funding. The U.S. government’s budget deficit and the national debt could have an adverse impact on our business, prospects, financial condition, results of operations and cash flows in a number of ways, including the following:

●	The U.S. government could reduce or delay its spending on, reprioritize its spending away from, or decline to provide funding for the government programs in which we participate;
●	U.S. government spending could be impacted by alternate arrangements to sequestration, which increases the uncertainty as to U.S. government spending priorities and levels; and
●	We may experience declines in revenue, profitability, and cash flows as a result of reduced or delayed orders or payments or other factors caused by economic difficulties of our customers and prospective customers, including U.S. federal, state and local governments.

These factors may become exacerbated by rising interest rates as more U.S. government spending must be appropriated to servicing the national debt. Furthermore, we believe continued budget pressures could have serious negative consequences for the nuclear energy industry and the customers, employees, suppliers, investors, and communities that rely on companies in the nuclear energy industry. Budget and program decisions made in this environment would have long-term implications for us and the entire nuclear energy industry.

Our powerhouses, recycling facilities and fuel fabrication facilities will be highly regulated by the U.S. government, including the NRC and potentially the DOE, as well as foreign, state, and local governments. We have not received any approval or licensing to date or submitted our updated custom combined license application (“COLA”) to the NRC, and approval or licensing of these designs or facilities, and the time of such approval or licensing, if any, is not guaranteed. Our planned international expansion will subject us to additional U.S. and foreign regulations.

Our commercial powerhouses, including our planned plants in Idaho and Ohio, commercial recycling facilities, commercial fuel fabrication facilities will be subject to NRC licensing and approvals, from initial approval or licensing through construction and operations and into decommissioning. They may also be highly regulated by other U.S. federal and state-level governmental authorities and regulatory bodies in other jurisdictions in which we may establish operations. Under the Atomic Energy Act and the implementing NRC regulations, members of the public, state, or tribal governments may request a public hearing opposing the issuance of any NRC permit or license, or challenging portions of the license or permit application or of the NRC’s review. Certain NRC actions also include provision for a mandatory administrative hearing regardless of whether any contentions are submitted in conjunction with the action. These hearing processes may delay or prevent the issuance of required regulatory approvals (e.g., permits or licenses) for our powerhouses, recycling facilities, and fuel fabrication facilities. Additionally, any facilities, commercial or otherwise, that may be located on DOE land may incur additional oversight from the DOE. Our planned fuel facility in Idaho will require oversight from the DOE and will require approvals prior to construction and operation. Any deployments that require both NRC and DOE oversight might introduce additional uncertainties and complexities. Additionally, state, or other local jurisdictions may have or could elect to develop regulations specific to the siting, construction, operation, and decommissioning of commercial nuclear facilities or the transportation of radiological materials that could impact our deployment timelines and business model. Our planned international expansion will increase our exposure to U.S. export control laws as well as laws and regulations of foreign jurisdictions the impact of which cannot be predicted at this time. Exports to other countries may require cooperation from the United States or other governments and may result in shortages and delays if not accomplished within assumed timelines or costs. Additionally, we may require U.S. approvals in order to import certain materials and components which may be predominantly produced outside of the United States.

We must obtain governmental licenses to transport, possess, and use radioactive materials, including isotopes of uranium, in our powerhouses, fuel facility, and recycling facility operations. These are generally granted as part of operations licensing, but failure to obtain or maintain, or delays in obtaining, such licenses could impact our ability to generate electricity and/or heat for our customers and have a material adverse effect on our business prospects, financial condition, results of operations and cash flows.

Notwithstanding our custom COLA to the NRC or other actions to date, no powerhouse in the Aurora product family has been licensed or approved by the NRC or any other regulatory body. Additionally, no commercial nuclear reactor that is not water cooled is currently operating in the U.S. under an NRC-issued license, and no advanced fission technology has been approved for commercial operation by the NRC.

The NRC has also not yet established an oversight program for advanced reactors and therefore it is unclear what level and scope oversight the NRC may choose to implement during power operations. The implementation of an NRC oversight program could substantially affect Oklo’s operation of its commercial facilities.

Related to operations, the NRC has the authority to issue notices of violation for violations of Title 10 of the Code of Federal Regulations, executing the Atomic Energy Act of 1954, as amended (the “Atomic Energy Act”), NRC’s regulations and conditions of licenses, certificates of compliance, and orders. The NRC has authority to impose civil penalties (the maximum amount of which is adjusted annually to account for inflation) or additional requirements and to order cessation of operations for violations of these requirements. Penalties under the NRC regulations and applicable agency guidelines could include substantial fines, imposition of additional requirements, or withdrawal or suspension of licenses or certificates and criminal penalties. Any penalties imposed on us could adversely affect our results of operations and liquidity.

We started working with the NRC to pilot a COLA application with a new structure in 2018 and formally submitted a COLA in 2020. The COLA was partially reviewed by the NRC and denied without prejudice in 2022, with the NRC identifying additional information it required. While we have been actively working to address technical, policy, and programmatic matters ahead of the submission of our updated COLA, we cannot assure you that we will be able to meet our expected timeline or any timeline for which the NRC will accept our COLA for review or subsequently approve our COLA.

Our planned rapid deployment includes the planned use of a reference and subsequent COLA approach, or R-COLA and S-COLA, where NRC safety decisions from the R-COLA are incorporated by reference or copied into the staff evaluation for the S-COLA. This is designed to enable review efficiencies for subsequent COLAs. However, this approach has not yet been used to review COLAs for nuclear reactors that are not water-cooled or for custom COLAs; accordingly, whether this approach will result in the anticipated review efficiencies is still unclear.

If the NRC disagrees with our licensing approach, the technical bases supporting the nuclear safety and environmental impact evaluations, or finds policy issues associated with the COLA, the initial and subsequent COLA processes could take longer than currently expected, or a license may not be granted at all, which could materially and adversely affect our business. Further, the NRC could impose conditions in a license that are not acceptable to us or our customers, which could materially and adversely affect our business. Any delays, conditions or unexpected requirements may increase costs for us or our customers and may result in uncertainty regarding the ability to deploy our technology in a predictable way, which may adversely impact our competitiveness.

The existing NRC framework has not been applied to license a nuclear fuel recycling facility for commercial use, and there is no guarantee that the NRC will support the development of our proposed nuclear fuel recycling facility on the timeline we anticipate or at all.

The NRC has never licensed a commercial nuclear fuel recycling facility. As such, the existing NRC regulatory framework has not been applied to license a nuclear fuel recycling facility for commercial use. There is no guarantee that the NRC will support the development of our proposed nuclear fuel recycling facility on the timeline we anticipate or at all.

Unresolved spent nuclear fuel storage and disposal policy issues and associated costs could have a significant negative impact on our plans to recycle spent fuel as a potential fuel source for our powerhouses. Additionally, U.S. policy related to storage and disposal of used fuel from our power plant and/or negative customer perception of risks relating to these policies could have a significant negative impact on our business prospects, financial condition, results of operations and cash flows.

During the licensing process, a nuclear power plant operator must indicate how it will decommission its power plant and must have a “standard agreement” with the DOE related to the storage of the fuel waste created during the operating life. Therefore, although Oklo expects to use existing used nuclear fuel waste as well as recycling its own used fuel for decades into the future, the requirement for the first of the kind facility to establish the disposal of fuel may create challenges related to timeline and optimal use of the fuel asset.

Specifically, the Nuclear Waste Policy Act of 1982 requires the DOE to provide for the permanent disposal of spent nuclear fuel (“SNF”) and associated high-level nuclear waste (“HLW”). In 1987, Congress amended the Nuclear Waste Policy Act to identify Yucca Mountain, in Nevada, as the only site that the DOE could consider for a permanent repository. The DOE has since failed to pursue the licensing of Yucca Mountain. While operators are currently able to successfully sue the DOE for costs incurred as a result of its continued failure to provide for permanent disposal, there is a potential in the future that operators will have to bear the costs of developing and maintaining these spent fuel storage facilities.

As such, the establishment of a national repository for the storage and/or permanent disposal of SNF, such as the one previously considered at Yucca Mountain, Nevada, the timing of such a facility’s opening and the ability of such a facility to accept waste from our powerhouses, and any related regulatory action, could impact the costs associated with our powerhouses’ storage and/or disposal of SNF/HLW. Moreover, an inability to utilize SNF for the purpose of developing fuel for the powerhouse, either due to policy issues or technical limitations, could also impact the costs associated with the powerhouse. These issues could be material to our operations if potential customers view waste disposal as problematic, detrimental or a negative factor when considering purchasing power produced by our reactors.

Our operations and business plans could be significantly impacted by changes in federal, state, and local government policies and priorities.

The current environment of bipartisan political support of advanced nuclear power technologies at the U.S. federal level could change. Changes in support, in policies, or in priorities by the legislative or executive branch could have impacts on the leadership at the NRC, the DOE, the U.S. Department of Homeland Security, the U.S. Environmental Protection Agency, or any other federal agency which affects policy related to nuclear power. Each of these agencies themselves may experience changes in policies and priorities which impact our operations and business plans. Federal, state, and local policies and priorities could affect regulatory oversight, supply chain availability, tax and other financial incentives or costs, availability of financing, labor force initiatives or restrictions, and many other possible areas.

The NRC also has the authority to issue new regulatory requirements or to change existing requirements. Changes to the regulatory requirements, could require us to incur additional expenses to retrofit any of our nuclear facilities under the NRC’s jurisdiction to bring them into compliance or otherwise adversely affect our results of operations and financial condition.

DOE regulations and additional applicable Idaho state laws and regulations might also apply to the Aurora powerhouse we plan to site at the Idaho National Laboratory. This could introduce substantial complications and time delays for deployment. Currently, Oklo has been granted a site use permit and provisional acceptance for a specific location to site the Aurora powerhouse at Idaho National Laboratory; the provisional acceptance clearly states that there is still significant uncertainty for the final site location for the Aurora at Idaho National Laboratory, which could impact our deployment timelines. Changes in leadership and vision for Idaho National Laboratory could result in the DOE deprioritizing siting the Aurora powerhouse, resulting in significant time delays for deployment.

Our first-of-a-kind Aurora powerhouse at Idaho National Laboratory is subject to certain regulations, contracts, permits, and approvals by the DOE and the state of Idaho. Site characterization and non-safety related site preparation and construction requires National Environmental Policy Act (“NEPA”) review by the DOE for the Aurora at Idaho National Laboratory. The Bureau of Land Management, U.S. Fish and Wildlife Service, and the Environmental Protection Agency have existing regulations, relationships, and agreements with the DOE — Idaho with which we must comply, thus these or other Federal agencies may be consulted during the NEPA review process. Additionally, local, and tribal authorities could elect to interfere with the Aurora powerhouse deployment in Idaho. The Aurora powerhouse may be the first commercially owned and operated nuclear power plant in the state of Idaho. The state of Idaho or other local jurisdictions could elect to develop regulations specific to the siting, construction, operation, and decommissioning of commercial nuclear power plants or the transportation of radiological materials that could impact the deployment timeline of our first-of-a-kind Aurora powerhouse. The DOE in Idaho has standing agreements and relationships with the Idaho Department of Environmental Quality and the Idaho Department of Emergency Management. Changes in these agreements could also impact the deployment timeline.

Portions of the Ohio sites that Oklo is investigating for deployment are currently owned by the DOE and are under decommissioning and decontamination for transfer to the Southern Ohio Diversification Initiative. Similar to the Idaho National Laboratory site, the deployment timeline is impacted by the DOE regulations, processes, approvals, and requirements. The state of Ohio or local authorities could elect to change their processes for regulations of nuclear materials or commercial nuclear power.

Additionally, certain aspects of our current fuels research and development activity take place within DOE’s Idaho National Laboratory. These activities are subject to DOE regulation, i.e., authorization, and contractual requirements. DOE may place additional requirements or restrictions on us which could adversely affect our business.

Additionally, changes in federal, state, or local government policies and priorities can impact our nuclear fuel operations. These could include changes in interpretations of regulatory requirements, increased inspection or enforcement activities, changes in budgetary priorities, changes in tax laws and regulations and other government actions or inaction. Any of these local, state, and federal agencies may have the authority to impose civil penalties and additional requirements, which could adversely affect our results of operations.

Changes in governmental agency budgets as well as staffing shortages at national laboratories and other governmental agencies may lengthen our estimated timelines for regulatory approval and construction.

Certain of our powerhouses, fuel fabrication, and recycling facilities are dependent upon collaborations with national laboratories and/or various regulatory approvals. Government agency budgets and staffing are driven by the priorities of leadership at federal agencies as well as policy makers. Changes in governmental agency budgets, personnel, and any resulting staffing shortages may delay our powerhouses, fuel fabrication, and recycling facilities and delay or prevent the issuance of required regulatory approvals (e.g., permits or licenses) for our nuclear facilities.

Operating a nuclear power plant in an unusual environment whether due to unusual siting or in an industrial application has additional risks and costs compared to conventional electric power and heat applications.

We focused on a technology with inherent safety characteristics and have designed powerhouses such that we anticipate being able to serve customers in unusual environments, which we believe is a key gap in current United States energy infrastructure. These unusual environments may include areas that are far away from typical urban infrastructure or resources, permafrost, with higher seismic activity, in closer proximity to population centers, etc. Additionally, remote environments are often in harsh climates and can be difficult to transport to and travel to, when required during operations. As such, deployments in unusual environments could bear additional risks and costs that may exceed our business projections or have surprising or unpredicted impacts on costs and schedules for deployment and/or operation and/or maintenance of our powerhouses, including costs associated with the licensing process, configuration control of the plant, minimum operating staff, training, security infrastructure, radiation protection, government reporting, and nuclear insurance, all of which may be cost prohibitive or reduce the competitiveness of technology.

We also currently have several government awards involving cost-share related to recycling R&D work, which could be affected by our failure to comply with certain laws and regulations.

As a recipient of federal funds under grants and cooperative agreements, in addition to our ordinary contractual obligations, we must comply with various statutes and regulations applicable to entities that perform awards in support of government entities. Many of these additional obligations are contained in the regulations in 2 CFR Part 200 as amended by 2 CFR Part 910, which regulate the formation, administration, and performance of non-procurement federal financial assistance awards (e.g., grants and cooperative agreements). We must also comply with various national policy requirements that are prescribed by statute, Executive Order, policy guidance issued by the Executive Office of the President, or other regulations.

Our performance under our U.S. government awards and our compliance with the terms of those awards and applicable laws and regulations are subject to periodic audit, review, and investigation by various agencies of the U.S. government, and the current environment has led to increased regulatory scrutiny and sanctions for non-compliance by such agencies generally.

Compliance with these laws and regulations affects how we do business and may impose added costs on our business. Failure to comply, however, may lead to civil or criminal penalties, including whole or partial suspension or termination of our U.S. government awards, and/or suspension or debarment from contracting with federal agencies.

Our business is subject to stringent U.S. export control laws and regulations. Unfavorable changes in these laws and regulations or U.S. government licensing policies, our failure to secure timely U.S. government authorizations under these laws and regulations, or our failure to comply with these laws and regulations could have a material adverse effect on the company and our ability to expand and thereby affect our business prospects, financial condition, results of operations and cash flows.

The inability to secure and maintain required export licenses or authorizations could negatively impact our ability to compete successfully or market our powerhouses outside the United States. For example, if we were unable to obtain or maintain licenses to export nuclear technology or certain hardware to a particular country, we would be effectively prohibited from exporting our powerhouses to or operating our powerhouses in that country, which would limit the number of customers to those in the United States and in countries where we are able to secure licenses (or where licenses are not required).

Failure to comply with export control laws and regulations could expose us to civil or criminal penalties, fines, investigations, more onerous compliance requirements, loss of export privileges, debarment from government contracts or limitations on our ability to enter into contracts with the U.S. government. Any changes in export control regulations or U.S. government licensing policy, such as that necessary to implement U.S. government commitments to multilateral control regimes, may restrict our market size.

We may become involved in litigation that may materially adversely affect us.

From time to time, we may become involved in various legal proceedings relating to matters incidental to the ordinary course of our business, including intellectual property, commercial, product liability, employment, class action, whistleblower and other litigation and claims, and governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources from the operation of our business and cause us to incur significant expenses or liability or require us to change our business practices. Because of the potential risks, expenses, and uncertainties of litigation, from time to time, we may settle disputes, even where we believe that we have meritorious claims or defenses. Because litigation is inherently unpredictable, we cannot assure you that the results of any of these actions will not have a material adverse effect on our business.

Our failure to timely and effectively implement controls and procedures required by Section 404(a) of the Sarbanes-Oxley Act that will be applicable to it after the business combination is consummated could negatively impact its business.

We are not currently subject to Section 404 of the Sarbanes-Oxley Act. However, following the consummation of the business combination, we will be required to provide management’s attestation on internal controls. The standards required for a public company under Section 404(a) of the Sarbanes-Oxley Act are significantly more stringent than those required of us as a privately held company. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable after the business combination. In connection with the preparation of our consolidated financial statements for the years ended December 31, 2021, and 2022 and the quarter ended June 30, 2023, we have identified material weaknesses in our internal control over financial reporting. Please see “ — We have identified material weaknesses in our internal control over financial reporting. If our remediation of such material weaknesses is not effective, or if we experience additional material weaknesses or otherwise fail to design and maintain effective internal control over financial reporting in the future, our ability to timely and accurately report its financial condition and results of operations or comply with applicable laws and regulations could be impaired, which may adversely affect investor confidence.” If our management is unable to conclude that we have effective internal control over financial reporting, or to certify the effectiveness of such controls, and our independent registered public accounting firm cannot render an unqualified opinion on management’s assessment and the effectiveness of our internal control over financial reporting at such time as it is required to do so, and material weaknesses in our internal control over financial reporting are identified, we could be subject to regulatory scrutiny, a loss of public and investor confidence, and to litigation from investors and stockholders, which could have a material adverse effect on our business and our stock price. In addition, if we do not maintain adequate financial and management personnel, processes, and controls, we may not be able to manage our business effectively or accurately report our financial performance on a timely basis, which could cause a decline in our common stock price and adversely affect our business, financial condition, and results of operations. Failure to comply with the Sarbanes-Oxley Act could potentially subject us to sanctions or investigations by the SEC, the exchange upon which our securities are listed or other regulatory authorities, which would require additional financial and management resources.

We are subject to laws and regulations governing the use, transportation, and disposal of toxic, hazardous and/or radioactive materials. Failure to comply with these laws and regulations could result in substantial fines and/or enforcement actions.

Both in the United States and abroad, our operations will be subject to a variety of federal, state, local environmental, health and safety laws and regulations governing, among other things, air emissions, wastewater discharges, management and disposal of hazardous, non-hazardous, and radioactive materials and waste and remediation of releases of hazardous materials. Additionally, we are responsible for decommissioning of facilities where we conduct, or previously conducted, commercial, NRC-licensed, operations.

We may be liable if we fail to comply with federal, state, and local environmental, health and safety laws and regulations. Failing to comply with such laws and regulations, including failing to obtain any necessary permits, could result in substantial fines or enforcement actions. This might require us to stop or curtail operations or conduct or fund remedial or corrective measures, make additional investments into safety-related improvements or perform other actions. The enactment of more stringent laws, regulations or permit requirements or other unanticipated events may arise in the future and adversely impact the market for our products, which could materially and adversely affect our business, financial condition, and results of operations. We could incur substantial costs as a result of a violation of, or liabilities under, environmental laws.

We will seek to cover gaps in nuclear liability coverage in our contracts, but such coverage may not always be possible as an operator of nuclear reactors, and such liability could materially and adversely affect our business, results of operations and financial condition.

We will seek to cover gaps in nuclear liability coverage in our contracts, but such coverage may not always be possible as an operator of nuclear reactors. The costs of defending a claim arising out of a nuclear incident or precautionary evacuation not otherwise covered by insurance or an indemnity, and any damages awarded as a result of such claim, could adversely affect our business prospects, financial conditions, results of operations and cash-flows. Prospective future customers may also require that we comply with their own unique requirements relating to their compliance with policies, priorities, regulations, controls, and mandates, including provision of data and related assurance for environmental, social, and governance related standards or goals, and such compliance may add cost and timeline uncertainty or risk.

In the United States, the nuclear liability law codified at 42 U.S.C. 2210 (along with subsequent amendments, the “Price-Anderson Act”). The Price-Anderson Act and implementing NRC regulations at 10 CFR Part 140 economically channel liability to certain licensees (such as operators of nuclear reactors) for third-party offsite damages caused by a nuclear incident or a precautionary evacuation due to a possible or actual nuclear incident by requiring these licensees to maintain financial protection that provides robust coverage for such damage. Outside of the United States, international nuclear liability conventions and national nuclear liability laws legally channel liability for offsite nuclear damage to the nuclear reactor operator and require operators to maintain insurance up to the established liability limits. In all jurisdictions which subscribe to international nuclear liability principles (essentially, all countries with operating nuclear reactors and many with research reactors), operator liability for offsite nuclear damage is covered by mandatory insurance. However, if we were to operate in a country that does not have a nuclear liability regime or one where the regime does not meet international nuclear liability standards, we could be financially liable for damages arising from nuclear incidents or evacuation, which could have an adverse effect on our business prospects, financial conditions, results of operations and cash-flows. Further, there is no international nuclear liability regime that covers every jurisdiction and thus gaps exist where we could be liable for transboundary nuclear damage in countries that are not party to a nuclear liability treaty.

Neither the Price-Anderson Act nor international nuclear liability conventions and national domestic nuclear liability laws cover on-site loss or damage to property due to a nuclear incident. Rather, most nuclear regulators (including the NRC) require nuclear operators to maintain on-site property damage insurance. If an incident resulting in onsite property damage is not otherwise covered by the mandatory insurance policy maintained at the facility, then we could be potentially liable for damages arising from such incident, which could have an adverse effect on our results of operations and financial condition.

Our powerhouses are designed to meet the compliance requirements for the applicable use and in the geographies in which we have received regulatory approvals. There is possibility that our future customers may require us to comply with their unique requirements relating to their compliance with policies, priorities, regulations, controls, and mandates, including provision of data and related assurance for environmental, social, and governance related standards or goals. Any requirements for customization or modification would likely increase our time-to-market for our powerhouses which could materially adversely impact our business prospects, financial condition, results of operations and cash flow.

Risks Relating to Our Capital Resources

The amount of time and funding needed to bring our powerhouses to market and to develop our recycling and fuel fabrication facilities may significantly exceed our expectations, and if there are significant redemptions in connection with the business combination, we may need to make significant adjustments to our business plan or significantly delay, scale back or discontinue the deployments of our facilities and/or some or all of our research and development programs and will need to seek additional capital.

Bringing our powerhouses to market as well as developing our recycling and fuel fabrication facilities will take a significant amount of time and funding. Any shortfall in research, development and other funding, any delay in achieving fuel development milestones, uncertainty in regulatory licensing timelines or adverse public reaction to developments in the use of nuclear power by special interest groups, community groups and state and local government agencies leading to environmental litigation or other legal proceedings could result in significant delays and cost overruns and could adversely affect our ability to construct and operate our powerhouses, recycling facilities or fuel fabrication facilities. At this stage, we cannot accurately predict the amount of funding or the time required to successfully construct and operate our powerhouses, recycling facilities or fuel fabrication facilities. The actual cost and time required to construct and operate our powerhouses, recycling facilities or fuel fabrication facilities or to bring our nuclear fuel to market at scale may vary significantly from our current forecasts depending on, among other things:

●	the results of our research and product development efforts;
●	changes in the focus and direction of our research and product development programs;
●	competitive and technological advances;
●	the cost of filing, prosecuting, defending, and enforcing claims with respect to patents;
●	the regulatory approval process;
●	the fuel recycling process;
●	the fuel fabrication process;
●	limitations and impediments to supply chains;
●	adverse public reaction to the developments in the use of nuclear power;
●	availability and cost of HALEU; and
●	other costs associated with commercialization of these technologies.

Any material change to our assumptions or expectations with respect to our timeline and funding needs, or any material overruns or other unexpected increase in costs or delays, may have a material adverse effect on our business prospects, financial condition, results of operations and cash flows and could harm our reputation.

In addition, if there are significant redemptions in connection with the proposed business combination, we may need to make significant adjustments to our business plan or significantly delay, scale back or discontinue the deployments of our facilities, including our fuel fabrication facilities and fuel recycling facilities, and/or some or all of our research and development programs and will need to seek additional capital. Depending on our available capital resources, we may need to delay or discontinue expected near-term expenditures, which could materially impact our business prospects, financial condition, results of operations and cash flows by limiting our ability to pursue some of our other strategic objectives and/or reducing the resources available to further develop our design, sales, and manufacturing efforts.

In order to fulfill our business plan, we will require additional funding in addition to any funding resulting from the proposed business combination. Such funding may be dilutive to our investors, may result in a decline in the market price of your shares, and no assurances can be provided as to the availability or terms of any such funding. Any such funding and the associated terms will be highly dependent upon market conditions and the progress of our business at the time we seek such funding.

We have funded our operations since inception primarily through the issuance and sale of equity and equity-linked instruments, such as Oklo SAFEs, and preferred stock. We cannot be certain when or if our operations will generate sufficient cash to fully fund our ongoing operations or the growth of our business. We intend to continue to make investments to support our business, and we will likely need additional capital, which may require us to engage in equity or debt financings to secure additional funds in a number of circumstances. The amount of additional capital we need will depend, in part, on the amount of AltC public shares that are redeemed. Such equity and debt financings may not require stockholder approval. Additional financing may not be available on terms favorable to us, if at all. If adequate funds are not available on acceptable terms, we may be unable to invest in future growth opportunities, which could harm our business, operating results, and financial condition. If we incur additional debt, the debt holders would have rights senior to holders of common stock to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock. Furthermore, to the extent we issue additional equity securities, including under employee benefit plans, stockholders will experience dilution, the relative voting strength of each previously outstanding share of common stock may be diminished, the market price of the shares of Post-Closing Company Class A common stock may decline, and the new equity securities could have rights senior to those of Post-Closing Company Class A common stock. Because our decision to issue securities in the future will depend on numerous considerations, including factors beyond our control, we cannot predict or estimate the amount, timing, or nature of any future issuances of debt or equity securities. As a result, our stockholders bear the risk of future issuances of debt or equity securities reducing the value of Post-Closing Company Class A common stock and diluting their interests.

Our business plan includes the use of investment tax credits, production tax credits or other forms of government funding to finance the commercial development of our powerhouses, and there is no guarantee that our projects will qualify for these credits or that government funding will be available in the future.

Our business plan depends in part on federal, state, and local government policies and incentives that support the development, financing, ownership, and operation of renewable energy generation projects. These policies and incentives include investment tax credits, production tax credits, accelerated depreciation, renewable portfolio standards, feed-in-tariffs and similar programs, renewable energy credit mechanisms, and tax exemptions. If these policies and incentives are changed or eliminated, or we are unable to use them, it could result in a material adverse impact on our business prospects, financial condition, results of operations and cash flows.

Changes in tax laws could adversely affect our business prospects and financial results.

We will be subject to taxes in the United States and certain foreign jurisdictions. Due to economic and political conditions, tax rates in various jurisdictions, including the United States, may be subject to change. Our future effective tax rates could be affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities and changes in tax laws or their interpretation. We may be subject to income tax audits by various tax jurisdictions. An adverse resolution by one or more taxing authorities could have a material impact on our finances. Further, we may be unable to utilize any net operating losses in the event a change in control is determined to have occurred.

There is substantial doubt about our ability to continue as a going concern, and we may require additional future funding whether or not the business combination is consummated.

Based on our recurring losses and expectations to incur significant expenses and negative cash flows until at least 2026 or 2027, management has identified substantial doubt about our ability to continue as a going concern through 2024 if the Transactions are not completed, and in that case, we will require significant additional funding to continue our operations through commercialization. If we are unable to continue as a going concern, we may be forced to liquidate our assets and the values we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our financial statements.

We do not expect to generate meaningful revenue unless and until we are able to finalize development of and commercialize the Aurora product line, and we may not be able to do so on our anticipated timetable, if at all. We expect our expenses and capital expenditures to increase in connection with our ongoing activities, including developing and advancement of the Aurora product line, obtaining a COLA and completing our manufacturing preparation and trials. In addition, upon the completion of the business combination, we expect to incur additional costs associated with operating as a public company. Certain costs are not reasonably estimable at this time, and we may require additional funding and our forecasts anticipate certain customer-sourced income that is not guaranteed.

We will likely need additional capital from external sources and may seek to raise capital through private or public equity or debt financings or through other sources of financing. The amount of additional capital we need will depend, in part, on the amount of AltC public shares that are redeemed. Adequate additional funding may not be available to us on acceptable terms or at all. Our failure to raise capital as and when needed, including as a result of holders of AltC public shares exercising their redemption rights, could have a negative impact on our financial condition and our ability to pursue our business strategies. If we raise additional funds by issuing equity securities, our stockholders will experience dilution. If we raise additional capital through debt financing, we may be subject to covenants that restrict our operations including limitations on our ability to incur liens or additional debt, pay dividends, repurchase our securities, make certain investments, and engage in certain merger, consolidation, or asset sale transactions. Any debt financing or additional equity that we raise may contain terms that are not favorable to us or our stockholders and members. If the needed financing is not available, or if the terms of financing are less desirable than we expect, we may be required to delay, scale back or terminate some or all of our research and development programs.

Historically, our primary source of funding to support our operations has been from capital raises. We have concluded substantial doubt exists about our ability to continue as a going concern within one year after the date the financial statements are issued.

Our actual operating results may differ significantly from our guidance. Any failure to successfully implement our operating strategy or the occurrence of any of the events or circumstances set forth in this “Risk Factors” section could result in our actual operating results being different from our guidance, and the differences may be adverse and material.

From time to time, we may release guidance in our quarterly earnings releases, quarterly earnings conference calls, or otherwise once we are a public company, regarding our future performance that represents our management’s estimates as of the date of release. This guidance, which includes forward-looking statements, will be based on projections prepared by our management. These projections are not prepared with a view toward compliance with published guidelines of the American Institute of Certified Public Accountants, and neither our registered public accountants nor any other independent expert or outside party compiles or examines the projections. Accordingly, no such person expresses any opinion or any other form of assurance with respect to the projections.

Projections are based upon a number of assumptions and estimates that, while presented with numerical specificity, are inherently subject to significant business, economic, and competitive uncertainties and contingencies, many of which are beyond our control, such as public health emergencies and the Russia-Ukraine conflict, and are based upon specific assumptions with respect to future business decisions, some of which will change. The rapidly evolving market in which we operate may make it difficult to evaluate our current business and our future prospects, including our ability to plan for and model future growth. We intend to state possible outcomes as high and low ranges which are intended to provide a sensitivity analysis as variables are changed. However, actual results will vary from our guidance, and the variations may be material. The principal reason that we release guidance is to provide a basis for our management to discuss our business outlook as of the date of release with analysts and investors. We do not accept any responsibility for any projections or reports published by any such persons. Investors are urged not to rely upon our guidance in making an investment decision regarding our common stock.

Any failure to successfully implement our operating strategy or the occurrence of any of the events or circumstances set forth in this “Risk Factors” section could result in our actual operating results being different from our guidance, and the differences may be adverse and material.

Our financial results may vary significantly from quarter to quarter.

We expect our revenue and operating results to vary from quarter to quarter. We may incur significant operating expenses during the start-up and early stages of large contracts and may not be able to recognize corresponding revenue in that same quarter. We may also incur additional expenses when contracts are terminated or expire and are not renewed. We may also incur additional expenses when customers are newly acquired. Additionally, payments due to us from our customers may be delayed for a variety of reasons, and these delays could cause significant fluctuations from quarter to quarter.

Additional factors that may cause our financial results to fluctuate from quarter to quarter include those addressed elsewhere in this “Risk Factors” section and the following factors, among others:

●	the terms of customer contracts that affect the timing of revenue recognition;
●	variability in demand for our services and solutions;
●	commencement, completion, or termination of contracts during any particular quarter;
●	timing of shipments and product deliveries;
●	timing of award or performance incentive fee notices;
●	timing of significant bid and proposal costs;
●	the costs of remediating unknown defects, errors, or performance problems of our product offerings;
●	variable purchasing patterns under blanket purchase agreements and other indefinite delivery/indefinite quantity contracts;
●	restrictions on and delays related to the export of nuclear articles and services;
●	costs related to government inquiries;
●	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs and joint ventures;
●	strategic investments or changes in business strategy;
●	changes in the extent to which we use subcontractors;
●	seasonal fluctuations in our staff utilization rates;
●	changes in our effective tax rate, including changes in our judgment as to the necessity of the valuation allowance recorded against our deferred tax assets; and
●	the length of sales cycles.

Significant fluctuations in our operating results for a particular quarter could cause us to fall out of compliance with the financial covenants related to our debt, which if not waived, could restrict our access to capital and cause us to take extreme measures to pay down the debt, if any.

We are an emerging growth company (“EGC”) within the meaning of the Securities Act and a smaller reporting company within the meaning of the Exchange Act, and if we take advantage of certain exemptions from disclosure requirements available to “emerging growth companies” or “smaller reporting companies,” this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

We are an EGC within the meaning of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements. As a result, our stockholders may not have access to certain information they may deem important. We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year: (a) following July 12, 2026, the fifth anniversary of the AltC IPO; (b) in which we have total annual gross revenue of at least $1,235,000,000; or (c) in which we are deemed to be a large accelerated filer, which means the market value of the shares of Post-Closing Company Class A common stock that are held by non-affiliates exceeds $700,000,000 as of the last business day of our prior second fiscal quarter, and (ii) the date on which we have issued more than $1,000,000,000 in non-convertible debt securities during the prior three-year period.

Further, Section 102(b)(1) of the JOBS Act exempts EGCs from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-EGCs but any such election to opt out is irrevocable. We intend to take advantage of the benefits of this extended transition period.

Even after the Post-Closing Company no longer qualifies as an emerging growth company, it may still qualify as a “smaller reporting company,” which would allow it to continue to take advantage of many of the same exemptions from disclosure requirements, including reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements. Moreover, smaller reporting companies may choose to present only the two most recent fiscal years of audited financial statements in their Annual Reports on Form 10-K. For so long as we are a smaller reporting company and not classified as an “accelerated filer” or “large accelerated filer” pursuant to SEC rules, we will be exempt from the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act.

We cannot predict whether investors will find our securities less attractive because we rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.

Changes in our accounting estimates and assumptions could negatively affect our financial position and results of operations.

We prepare our consolidated financial statements in accordance with U.S. GAAP. These accounting principles require us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of our financial statements. We are also required to make certain judgments that affect the reported amounts of revenues and expenses during each reporting period. We periodically evaluate our estimates and assumptions including, but not limited to, those relating to business acquisitions, revenue recognition, recoverability of assets including customer receivables, contingencies, valuation of financial instruments, stock-based compensation, and income taxes. We base our estimates on historical experience and various assumptions that we believe to be reasonable based on specific circumstances. These assumptions and estimates involve the exercise of judgment and discretion, which may evolve over time in light of operational experience, regulatory direction, developments in accounting principles and other factors. Actual results could differ from these estimates as a result of changes in circumstances, assumptions, policies or developments in the business, which could materially affect our consolidated financial statements.

Reports published by analysts, including projections in those reports that differ from our actual results, could adversely affect the price and trading volume of our common stock.

Securities research analysts may establish and publish their own periodic projections for us. These projections may vary widely and may not accurately predict the results we actually achieve. Our share price may decline if our actual results do not match the projections of these securities research analysts. Similarly, if one or more of the analysts who write reports on us downgrades our stock or publishes inaccurate or unfavorable research about our business, our share price could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, our share price or trading volume could decline. Moreover, if no analysts commence coverage of us, the market price and volume for our common shares could be adversely affected.

Market values of growth-oriented companies like ours, particularly companies that entered into business combination agreements with SPACs, have been affected by adverse economic and market forces which may induce downward pressure on the price and trading volume of our common stock.

In recent years, there have been fluctuations in the valuation of growth-oriented companies, particularly those that entered into business combination agreements with SPACs. Inflationary pressures, increases in interest rates and other adverse economic and market forces have contributed to these drops in market value. As a result, our securities are subject to potential downward pressures, which may result in high redemptions of the cash available from the trust fund. If there are substantial redemptions, there will be a lower float of our common stock outstanding, which may cause further volatility in the price of our securities and adversely impact our ability to secure financing following the Closing.

Securities of companies formed through SPAC mergers such as ours may experience a material decline in price relative to the share price of the SPAC prior to the merger.

As with most SPAC initial public offerings in recent years, AltC issued shares for $10.00 per share upon the closing of its initial public offering. As with other SPACs, the $10.00 per share price of AltC Class A common stock reflected each share having a one-time right to redeem such share for a pro rata portion of the proceeds held in the trust account equal to approximately $10.00 per share prior to the consummation of the business combination. Following the Closing, the shares outstanding will no longer have any such redemption right and will be solely dependent upon the fundamental value of the operating business, which, like the securities of other companies formed through SPAC mergers in recent years, may be significantly less than $10.00 per share.

Power purchase agreements are a key component to our anticipated business model for sales of power, and customers may be able to void all or part of these contracts under certain circumstances, which could significantly impact our financial performance and operational stability. We may need to find substitute customer power and/or heat offtake or may need to cancel licensing work related to particular customers and sites as a result of changes in customer demand or contracts with customers.

In our power purchase agreements with customers, we will seek to protect ourselves from risks, but there is no guarantee that we can prevent all customers from voiding our contracts in full or in part. Customers might have the right to terminate or renegotiate these contracts based on a number of factors that will be specified on an agreement-by-agreement basis. Given the risk that a customer might void, or attempt re-negotiation, of a power purchase agreement, we might ultimately expend resources on a deployment that does not realize the expected revenue. Depending on the stage of development of the deployment we may cancel licensing and procurement efforts, losing our investment to that point, or we may be forced to find substitute customers, which may not ultimately purchase energy on as favorable of terms, reducing the expected revenue of the deployment. Attracting new customers could be time-consuming, and there is no guarantee that we will be able to secure new power purchase agreements on terms that are as favorable as the original agreements.

Fluctuations in energy prices could impact the viability of our power purchase agreements, especially if the contract prices are fixed or based on long term projections. Rapid changes in the energy markets might render our pricing less competitive or less profitable.

Power purchase agreements may include penalties for not delivering sufficient electric and/or heat energy on schedule, which may result in liabilities and reductions in cash flow.

A term occasionally used in power purchase agreements involves penalties that may come into effect if either party fails to meet the stipulations of the relevant agreement, including penalties for the power producer, in this case Oklo, if adequate power is not provided on time. Such penalties may adversely impact our profitability and financial stability. Additionally, such penalties might lead to cash flow reductions as our financial resources are diverted to remediate. Reduced cash flow may inhibit our ability to invest in growth opportunities, fund operational expenses, service debt, among other financial impacts. Incurring penalties might put us at a competitive disadvantage to our competitors.

There is limited precedent for independent developer construction and operation, use of power purchase agreements, and other behind-the-meter or off-grid business models relating to deployment of fission power plants.

The deployment of fission power plants by independent developers, as well as the utilization of power purchase agreements and other behind-the-meter or off-grid business models, is relatively novel in the energy industry. As a result, our business faces certain risks and challenges due to the novelty of the business model. The absence of prior experiences may introduce uncertainties that could impact our business projections and subsequent performance. For example, it might be challenging to secure financing from traditional lenders and investors who prefer more traditional nuclear business models. Additionally, the novelty of this business approach, or the perception thereof, might lead to higher perceived risks and, consequently, less favorable financing terms, or higher uncertainty risk assessments that might increase the potential for cost overruns and delays of deployment.

The unfamiliarity of independent developer fission power plants and alternative business models might affect market acceptance. Potential customers and stakeholders might exhibit hesitation or reluctance to adopt our approach, which could slow down market penetration and revenue growth.

This approach is novel to the nuclear industry and if proven successful, may be adopted by competitors. Increased competition could erode profit margins and hinder our market expansion.

Some of our powerhouses may rely on interconnections to distribution and transmission facilities owned and operated by third parties, meaning that those specific deployments are exposed to interconnection and transmission facility development and curtailment risks. These curtailment risks could impede delivery of our electricity, could have a material adverse effect on our revenue and operational performance, could occur without compensation and could reduce our ability to fully capitalize on the potential of those specific deployments.

Insurers may perceive higher risks associated with limited precedent projects, potentially leading to increased insurance premiums or difficulties in obtaining adequate coverage.

If the conditions to the Merger Agreement are not met, the Merger may not occur.

The proposed Merger is subject to certain conditions as outlined in the Merger Agreement. If the conditions are not met, there is a risk that the Merger may not occur as planned. The failure to satisfy these conditions could have significant material impact for our business.

We will incur significant transaction costs, and these transaction costs add risk to our ability to be a going concern and/or act on our business plan.

We have incurred and expect to continue to incur significant, non-recurring costs in connection with consummating the Transactions. All expenses incurred in connection with the Transactions, including all legal, and other fees, expenses, and costs, will be for the account of the party incurring such fees, expenses, and costs. Aggregate transaction expenses for Oklo and AltC as a result of the Transactions are currently estimated to be $45.6 million, including $7.0 million in accompanying remaining deferred underwriting fees (after taking into account waivers by each of the Waiving Underwriters of their respective portion of the deferred underwriting fees, in an aggregate amount of $10.5 million), which are contingent upon the consummation of the Closing, and $8.5 million in financial advisory fees deferred pending successful completion of the business combination.

Risks Related to AltC and the Business Combination

Unless the context otherwise requires, references in this section to “we,” “us” or the “Company” refer to AltC prior to the business combination.

The Sponsor and the Insiders have agreed to vote in favor of the business combination, regardless of how AltC’s public stockholders vote.

Our initial stockholders, officers and directors have agreed (and their permitted transferees will agree) to vote any founder shares and any public shares held by them in favor of our initial business combination. As a result, in addition to our initial stockholders’ AltC founder shares and AltC private placement shares, we would need 7,600,261, or 26.1%, of the 29,150,521 public shares sold in the AltC IPO to be voted in favor of a transaction (assuming all issued and outstanding shares are voted) in order to have such initial business combination approved. We expect that our initial stockholders and their permitted transferees will own at least 20% of our outstanding shares of common stock at the time of any such stockholder vote. Accordingly, if we seek stockholder approval of our initial business combination, it is more likely that the necessary stockholder approval will be received than would be the case if our initial stockholders and their permitted transferees agreed to vote their AltC founder shares and AltC private placement shares in accordance with the majority of the votes cast by our public stockholders.

The Sponsor, certain members of the AltC Board and certain AltC officers have interests in the business combination that are different from or are in addition to other stockholders in recommending that stockholders vote in favor of approval of the business combination proposal and approval of the other proposals described in this proxy statement/prospectus/consent solicitation statement.

When considering the AltC Board’s recommendation that our stockholders vote in favor of the approval of the business combination proposal and the other proposals described in this proxy statement/prospectus/consent solicitation statement, our stockholders should be aware that the Sponsor and certain directors and officers of AltC have interests in the business combination that may be different from, or in addition to, the interests of our stockholders generally. These interests include:

●	the fact that the Sponsor and the Insiders have agreed not to redeem any of the AltC founder shares in connection with a stockholder vote to approve a proposed initial business combination;
●	the continued right of the Sponsor to hold shares of Post-Closing Company Class A common stock following the Transactions, subject to certain lock-up periods;
●	if the trust account is liquidated, including in the event we are unable to complete an initial business combination within the completion window, the Sponsor has agreed to indemnify us to ensure that the proceeds in the trust account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the trust account on the liquidation date, by the claims of prospective target businesses with which we have entered into an acquisition agreement or claims of any third party (other than our independent public accountants) for services rendered or products sold to us, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the trust account;
●	the continued indemnification of our existing directors and officers and the procurement of the D&O Tail, which continues of our directors’ and officers’ liability insurance after the business combination;
●	the fact that the Sponsor, officers and directors will lose their entire investment in us and will not be reimbursed for any out-of-pocket expenses if an initial business combination is not consummated within the completion window;
●	the fact that the Sponsor and the Insiders have agreed to waive their rights to liquidating distributions from the trust account with respect to their AltC founder shares if we fail to complete an initial business combination within the completion window;
●	the fact that AltC entered into the existing registration rights agreement;

●	the fact that the Sponsor and the Insiders will receive material benefits from the completion of an initial business combination and may be incentivized to complete the Transactions rather than liquidate (in which case the Sponsor would lose its entire investment), even if Oklo is a less favorable target company or the terms of the Transactions are less favorable to AltC stockholders than an alternative transaction;
●	the fact that Sponsor has invested an aggregate of $14,525,000 (consisting of $14,500,000 for AltC private placement shares and $25,000 for the AltC founder shares), which means the Sponsor, following the Transactions, may experience a positive rate of return on their investment, even if other AltC stockholders experience a negative rate of return on their investment;
●	the fact that the Sponsor (including its representatives and affiliates) and AltC’s directors and officers, are, or may in the future become, affiliated with entities that are engaged in a similar business to AltC. AltC’s directors and officers also may become aware of business opportunities which may be appropriate for presentation to AltC, and the other entities to which they owe certain fiduciary or contractual duties. Accordingly, they may have had conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts may not be resolved in AltC’s favor and such potential business opportunities may be presented to other entities prior to their presentation to AltC, subject to applicable fiduciary duties under the General Corporation Law of the State of Delaware. AltC’s current certificate of incorporation provides that AltC renounces any expectancy in any corporate opportunity offered to any director or officer of AltC unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of AltC and such opportunity is one AltC is legally and contractually permitted to undertake and such person is legally permitted to refer such opportunity to AltC. AltC is not aware of any such conflict or opportunity being presented to any founder, director or officer of AltC nor does AltC believe that the limitation of the application of the “corporate opportunity” doctrine in AltC’s current certificate of incorporation had any impact on its search for a potential business combination;
●	the fact that Peter Lattman, Frances Frei and John L. Thornton, all of whom are directors of AltC, and Jay Taragin, the Chief Financial Officer of AltC, each have a direct or indirect economic interest (or may have a deemed economic interest) in the AltC founder shares and AltC private placement shares purchased by the Sponsor, but do not beneficially own any AltC common stock. Allison Green, a director of AltC, may be deemed to have an indirect economic interest in the AltC founder shares and AltC private placement shares as a result of SuRo Capital Corp. having a membership interest in Sponsor. Ms. Green is the Chief Financial Officer of SuRo Capital Corp. The economic interest (or deemed economic interest) of these individuals in the AltC founder shares and AltC private placement shares held by Sponsor is shown below:

	Founder	Private Placement
	Shares	Shares
Allison Green	214,400	24,900
Peter Lattman	128,600	14,900
Frances Frei	128,600	14,900
John L. Thornton	257,300	29,800
Jay Taragin	5,000	—

For more information about our officers’ and directors’ economic interests in the Transactions, see the section entitled “Beneficial Ownership of Securities;” and

●	the fact that Sam Altman, the co-founder and chief executive officer of AltC and a member of each of the AltC Board and the Oklo Board, (a) has an economic interest in 6,035,600 AltC founder shares and 700,100 AltC private placement shares through his ownership of a membership interest in Sponsor (but does not beneficially own any shares of AltC capital stock), (b) beneficially owns 519,858 shares of Oklo Series A-3 preferred stock held by Hydrazine Capital II, L.P., and (c) has an economic interest in (i) the 252,605 shares of Oklo common stock held by Y Combinator S2014, LLC, (ii) the 354,177 shares of Oklo Series A-1 preferred stock held by YC Holdings II, LLC and (iii) the 55,135 shares of Oklo Series A-2 preferred stock held by YCVC Fund I, LP. In connection with the Transactions, the shares of Oklo capital stock held by Hydrazine Capital II, L.P., Y Combinator S2014, LLC, YC Holdings II, LLC and YCVC Fund I, LP that Mr. Altman beneficially owns or has an economic interest in are expected to be converted into 7,582,269 shares of Post-Closing Company Class A common stock based on an assumed Exchange Ratio of 6.340. For more information about Mr. Altman’s economic interests in the Transactions, see the section entitled “Beneficial Ownership of Securities.”

The personal and financial interests of our officers and directors may have influenced their motivation in identifying and selecting Oklo, completing a business combination with Oklo and may influence their operation of the Post-Closing Company following the business combination. This risk may become more acute as the deadline of July 12, 2024 (or such earlier date as determined by the AltC Board) for completing an initial business combination nears.

The AltC Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Transactions, in reaching the determination that the Transactions were advisable and fair to, and in the best interests of, AltC and its stockholders, and in recommending to the AltC stockholders that they vote “FOR” the proposals presented at the special meeting.

The NYSE may not continue to list AltC Class A common stock, which could limit investors’ ability to transact in our securities and subject us to additional trading restrictions.

AltC Class A common stock is currently listed on the NYSE. We cannot assure you that AltC Class A will continue to be listed on the NYSE in the future and prior to the business combination. In order to continue listing AltC Class A common stock on the NYSE prior to the business combination, we must maintain certain financial, distribution and share price levels. Our continued eligibility for listing may depend on, among other things, the number of public shares that are redeemed in connection with the Transactions. There can be no assurance that the Post-Closing Company will be able to comply with the continued listing standards of the NYSE following the business combination. It is possible that the Post-Closing Company’s securities will cease to meet the NYSE’s listing requirements following the business combination. If, after the business combination, the NYSE delists Post-Closing Company Class A common stock from trading on its exchange for failure to meet the listing standards, and the Post-Closing Company is unable to list such securities on another national securities exchange, the Post-Closing Company and its stockholders could face significant material adverse consequences including:

●	a limited availability of market quotations for the Post-Closing Company’s securities;
●	reduced liquidity for the Post-Closing Company’s securities;
●	a determination that Post-Closing Company Class A common stock is a “penny stock” which will require brokers trading in such securities to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for the Post-Closing Company’s securities;
●	a limited amount of news and analyst coverage; and
●	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because AltC Class A common stock are listed on the NYSE, AltC Class A common stock qualify as covered securities under such statute. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. While we are not aware of a state having used these powers to prohibit or restrict the sale of securities issued by blank check companies, other than the State of Idaho, certain state securities regulators view blank check companies unfavorably and might use these powers, or threaten to use these powers, to hinder the sale of securities of blank check companies in their states. Further, if we were no longer listed on the NYSE, our securities would not qualify as covered securities under such statute and we would be subject to regulation in each state in which we offer our securities.

The Sponsor is liable to ensure that proceeds of the trust account are not reduced by vendor claims in the event a business combination is not consummated. It has also agreed to pay for any liquidation expenses if a business combination is not consummated. Such liability may have influenced the Sponsor’s decision to approve the Transactions.

If the Transactions or another business combination are not consummated by AltC within the completion window, the Sponsor will be liable under certain circumstances to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by AltC for services rendered or contracted for or products sold to AltC. If AltC consummates a business combination, including the Transactions, on the other hand, AltC will be liable for all such claims. Neither AltC nor the Sponsor has any reason to believe that the Sponsor will not be able to fulfill its indemnity obligations to

AltC. Please see the section entitled “Other Information Related to AltC — Redemption of AltC Public Shares and Liquidation if No Initial Business Combination” for further information.

If AltC is required to be liquidated and there are no funds remaining to pay the costs associated with the implementation and completion of such liquidation, the Sponsor has also agreed to advance AltC the funds necessary to pay such costs and complete such liquidation (currently anticipated to be no more than approximately $1,500,000) and not to seek repayment for such expense.

These obligations of the Sponsor may have influenced the Sponsor’s decision to approve the Transactions and to continue to pursue such business combination. Each of Sam Altman, Allison Green, Peter Lattman, Frances Frei and John L. Thornton, all of whom are directors of AltC, has a direct or indirect economic interest (or may have a deemed economic interest) in the AltC founder shares and the AltC private placement shares purchased by the Sponsor , but does not beneficially own any of AltC’s common stock. In considering the recommendations of the AltC Board to vote for the business combination proposal and other proposals described in this proxy statement/prospectus/consent solicitation statement, AltC’s stockholders should consider these interests. For more information about our officers’ and directors’ economic interests in the Transactions, see the section entitled “Beneficial Ownership of Securities.”

The exercise of AltC’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the Transactions may result in a conflict of interest when determining whether such changes to the terms of the Transactions or waivers of conditions are appropriate and in AltC’s stockholders’ best interest.

In the period leading up to the Closing, events may occur that, pursuant to the Merger Agreement, would require AltC to agree to amend the Merger Agreement, to consent to certain actions taken by Oklo or to waive rights that AltC is entitled to under the Merger Agreement. Such events could arise because of changes in the course of Oklo’s business, a request by Oklo to undertake actions that would otherwise be prohibited by the terms of the Merger Agreement or the occurrence of other events that would have a material adverse effect on Oklo’s business and would entitle AltC to terminate the Merger Agreement. In any of such circumstances, it would be at AltC’s discretion, acting through the AltC Board, to grant its consent or waive those rights. The existence of the financial and personal interests of the directors described in the preceding risk factors may result in a conflict of interest on the part of one or more of the directors between what he, she or they may believe is best for AltC and what he, she or they may believe is best for himself, herself or themselves in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus/consent solicitation statement, AltC does not believe there will be any material changes or waivers that AltC’s directors and officers would be likely to make after the mailing of this proxy statement/prospectus/consent solicitation statement. AltC will circulate a new or amended proxy statement/prospectus/consent solicitation statement or supplement thereto if changes to the terms of the Transactions that would have a material impact on its stockholders are required prior to the vote on the business combination proposal.

We cannot assure you that we will be able to complete the Transactions or another initial business combination by July 12, 2024 (or such earlier date as determined by the AltC Board), in which case AltC will cease all operations except for the purpose of winding up and we would redeem our public shares and liquidate, in which case AltC’s public stockholders would only receive approximately $10.00 per share, or less than such amount in certain circumstances.

The Sponsor, officers and directors have agreed that we must complete the Transactions or another initial business combination within the completion window. We may not be able to find a suitable target business and complete our initial business combination within such time period. Our ability to complete an initial business combination may be negatively impacted by general market conditions, volatility in the capital and debt markets and the other risks described herein. For example, the U.S. debt ceiling and budget deficit concerns have increased the possibility of credit-rating downgrades and economic slowdowns, or a recession in the United States. Financial markets also may be adversely affected by current or anticipated military conflict, including the ongoing war between Russia and Ukraine, terrorism, sanctions or other geopolitical events globally, which could cause or continue to cause, as applicable, market disruptions, including significant volatility in energy and other commodity prices, credit and capital markets, as well as supply chain interruptions, and adversely affect the global economy and financial markets leading to instability and lack of liquidity in capital markets. Any negative impact on the global economy, capital markets or other geopolitical conditions resulting from downgrades to the U.S. government’s sovereign credit rating or its perceived creditworthiness, the war in Ukraine and subsequent actions could adversely affect our search for a business combination and any target business with which we may ultimately consummate a business combination.

If we have not completed our initial business combination within such time period, we will: (1) cease all operations except for the purpose of winding up; (2) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the AltC public shares, at a per share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (net of permitted withdrawals and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law; and (3) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. In such case, our public stockholders would only receive approximately $10.00 per share, or less than $10.00 per share, on the redemption of their shares.

If permitted withdrawals and other sources of working capital are insufficient, it could limit the amount available to fund our search for a target business or businesses and complete our initial business combination and we will depend on loans from our Sponsor or management team to fund our search, to pay our taxes and to complete our initial business combination. If we are unable to obtain such loans, we may be unable to complete our initial business combination.

If we are required to seek additional capital, we would need to borrow funds from our Sponsor, management team or other third parties to operate or may be forced to liquidate. Neither our Sponsor, members of our management team nor any of their respective affiliates is under any obligation or other duty to loan funds to us in such circumstances. Any such loans would be repaid only from funds held outside the trust account or from funds released to us upon completion of our initial business combination. If we are unable to complete our initial business combination because we do not have sufficient funds available to us, we will be forced to cease operations and liquidate the trust account. In such case, our public stockholders would only receive approximately $10.00 per share, or less in certain circumstances.

AltC’s stockholders may be held liable for claims by third parties against AltC to the extent of distributions received by them.

Under the DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The pro rata portion of our trust account distributed to our public stockholders upon the redemption of our public shares in the event we do not complete our initial business combination within the completion window may be considered a liquidating distribution under Delaware law. If a corporation complies with certain procedures set forth in Section 280 of the DGCL intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution. However, it is our intention to redeem our public shares as soon as reasonably possible following July 12, 2024 (or such earlier date as determined by the AltC Board) in the event we do not complete our initial business combination and, therefore, we do not intend to comply with the foregoing procedures.

Because we do not intend to comply with Section 280, Section 281(b) of the DGCL requires us to adopt a plan, based on facts known to us at such time that will provide for our payment of all existing and pending claims or claims that may be potentially brought against us within the 10 years following our dissolution. However, because we are a blank check company, rather than an operating company, and our operations will be limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from our vendors (such as lawyers, investment bankers, consultants, etc.) or prospective target businesses. If our plan of distribution complies with Section 281(b) of the DGCL, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would likely be barred after the third anniversary of the dissolution. We cannot assure you that we will properly assess all claims that may be potentially brought against us. As such, our stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of our stockholders may extend beyond the third anniversary of such date. Furthermore, if the pro rata portion of our trust account distributed to our public stockholders upon the redemption of our public shares in the event we do not complete our initial business combination within the completion window is not considered a liquidating distribution under Delaware law and such redemption distribution is deemed to be unlawful, then pursuant to Section 174 of the DGCL, the statute of limitations for claims of creditors could then be six years after the unlawful redemption distribution, instead of three years, as in the case of a liquidating distribution.

We may issue notes or other debt securities, or otherwise incur substantial debt, to complete a business combination, which may adversely affect our leverage and financial condition and thus negatively impact the value of our stockholders’ investment in us.

Although we have no commitments as of the date of this proxy statement/prospectus/consent solicitation statement to issue any notes or other debt securities, or to otherwise incur outstanding debt, we may choose to incur substantial debt to complete our initial business combination. We have agreed that we will not incur any indebtedness unless we have obtained from the lender a waiver of any right, title, interest or claim of any kind in or to the monies held in the trust account. As such, no issuance of debt will affect the per-share amount available for redemption from the trust account. Nevertheless, the incurrence of debt could have a variety of negative effects, including:

●	default and foreclosure on our assets if our operating revenues after an initial business combination are insufficient to repay our debt obligations;
●	acceleration of our obligations to repay the indebtedness even if we make all principal and interest payments when due if we breach certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;
●	our immediate payment of all principal and accrued interest, if any, if the debt is payable on demand;
●	our inability to obtain necessary additional financing if the debt contains covenants restricting our ability to obtain such financing while the debt security is outstanding;
●	our inability to pay dividends on our common stock;
●	using a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for dividends on our common stock if declared, expenses, capital expenditures, acquisitions and other general corporate purposes;
●	limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;
●	increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation; and
●	limitations on our ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, execution of our strategy and other purposes and other disadvantages compared to our competitors who have less debt.

Activities taken by existing AltC stockholders to increase the likelihood of approval of the business combination proposal and the other proposals described in this proxy statement/prospectus/consent solicitation statement could have a depressive effect on AltC’s common stock.

At any time prior to the special meeting, during a period when they are not then aware of any material nonpublic information regarding AltC or its securities, the Sponsor, directors, officers, advisors or any of their respective affiliates and/or their respective affiliates may purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the business combination proposal, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of AltC common stock or vote their shares in favor of the business combination proposal. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements to consummate the Transactions where it appears that such requirements would otherwise not be met. Entering into any such arrangements may have a depressive effect on AltC common stock. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares they own, either prior to or immediately after the special meeting. As of the date of this proxy statement/prospectus/consent solicitation statement, no such transactions have occurred nor are they planned to occur.

There are risks to unaffiliated investors by taking Oklo public through a merger rather than through an underwritten offering.

Unaffiliated investors are subject to certain risks as a result of Oklo going public through a merger rather than through a traditional underwritten initial public offering. Unlike a traditional underwritten initial public offering of the Oklo securities, prior to the opening of trading on the NYSE on the trading day immediately following the Closing, there will be no book building process and no price at which underwriters initially sold shares to the public to help inform efficient and sufficient price discovery with respect to the initial post-closing trades on the NYSE. Therefore, buy and sell orders submitted prior to and at the opening of the initial post-trading of the Post-Closing Company Class A common stock on the NYSE will not have the benefit of being informed by a published price range or a price at which underwriters initially sold shares to the public, as would be the case in an underwritten initial public offering. There will be no underwriters assuming risk in connection with an initial resale of shares of the Post-Closing Company Class A common stock or helping to stabilize, maintain or affect the public price of the Post-Closing Company Class A common stock following the Closing. Moreover, the Post-Closing Company will not engage in, and have not and will not, directly or indirectly, request any advisor to engage in, any special selling efforts or stabilization or price support activities in connection with the Post-Closing Company Class A common stock that will be outstanding immediately following the Closing. All of these differences from an underwritten public offering of Oklo’s securities could result in diminished investor demand, inefficiencies in pricing and a more volatile price for the Post-Closing Company Class A common stock.

In addition, because the Post-Closing Company will not become a public reporting company by means of a traditional underwritten initial public offering, securities or industry analysts may not provide, or may be less likely to provide, coverage of the Post-Closing Company. Investment banks may also be less likely to agree to underwrite securities offerings on behalf of the Post-Closing Company than they might if the Post-Closing Company became a public reporting company by means of a traditional underwritten initial public offering, because they may be less familiar with the Post-Closing Company as a result of more limited coverage by analysts and the media. For example, AltC and Oklo will not conduct a traditional “roadshow” with underwriters prior to the opening of initial post-closing trading of the Post-Closing Company Class A common stock on the NYSE. There can be no guarantee that any information made available in this proxy statement/prospectus/consent solicitation statement and/or otherwise disclosed or filed with the SEC will have the same impact on investor education as a traditional “roadshow” conducted in connection with an underwritten initial public offering. The failure to receive research coverage or support in the market for the Post-Closing Company’s Class A common stock could have an adverse effect on the Post-Closing Company’s ability to develop an efficient, liquid market for the Post-Closing Company’s Class A common stock and could result in more price volatility.

In addition, the Sponsor and the Insiders have interests in the business combination that may conflict with the interests of our stockholders and that would not be present in a traditional underwritten public offering of the Post-Closing Company Class A common stock. For further information, see the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of Certain AltC Persons in the Business Combination.”

The estimated net cash per share of AltC common stock that will be contributed to the Post-Closing Company in the business combination is less than the redemption price.

The estimated net cash per share of AltC common stock that will be contributed to the Post-Closing Company in the business combination is less than the redemption price. Accordingly, AltC public stockholders who do not exercise redemption rights will receive shares of Post-Closing Company Class A common stock that may have a value less than the amount they would receive upon exercising their redemption rights. Further, the shares of most companies that have recently completed business combinations between a special purpose acquisition company and an operating company have traded at prices below $10.00 per share. Accordingly, AltC public stockholders who do not exercise their redemption rights may hold shares of Post-Closing Company Class A common stock that never obtain a value equal to or exceeding their per share value of the trust account. Please see the section entitled “Questions and Answers about the Business Combination — What is the amount of net cash per share of AltC common stock that is being contributed to the Post-Closing Company in the Transactions?” for additional information.

AltC’s stockholders will experience dilution as a consequence of, among other transactions, the issuance of AltC Class A common stock as consideration in the business combination. Having a minority share position may reduce the influence that AltC’s current stockholders have on the management of AltC.

The following table illustrates varying ownership levels in the Post-Closing Company immediately following the consummation of the business combination, excluding the dilutive effect of the potential issuance of any Earnout Shares, the potential issuance of any shares of Post-Closing Company Class A common stock upon exercise of outstanding Oklo options assumed by the Post-Closing

Company, and the potential issuance of shares of Post-Closing Company Class A common stock initially reserved for issuance under the Incentive Plan and the ESPP, in the No Redemption Scenario, the $250 Million Scenario and the $125 Million Scenario:

	No Redemption Scenario(1)		$250 Million Scenario(2)		$125 Million Scenario (3)
	Shares	%	Shares	%	Shares	%
Oklo stockholders(4)	78,223,495	64.5%	78,223,495	67.3%	78,223,495	79.6%
Sponsor(5)	13,950,000	11.5%	13,950,000	12.0%	12,700,000	13.0%
AltC public stockholders	29,150,521	24.0%	24,066,592	20.7%	7,219,978	7.4%
Total	121,324,016	100.0%	116,240,087	100.0%	98,143,473	100.0%
(1)	Assumes no AltC public stockholders exercise their redemption rights.
(2)	Assumes redemptions of 5,083,929 AltC public shares in connection with the Transactions, which would result in $250,000,000 in the trust account at Closing and would not result in any obligation by the Sponsor to fund the Sponsor Commitment. This scenario is based on the trust account balance as of October 31, 2023.
(3)	Assumes redemptions of 21,930,543 AltC public shares in connection with the Transactions, which would result in $75,000,000 in the trust account at Closing. This scenario further assumes Oklo’s request, which is to be made in Oklo’s sole discretion, that the Sponsor fund the Sponsor Commitment and the Sponsor’s subsequent funding of the Sponsor Commitment, which would result in Oklo’s deemed waiver of the Minimum Cash Condition. In addition, under this scenario, the Sponsor would be required to forfeit 6,250,000 AltC founder shares for no consideration. This scenario is based on the trust account balance as of October 31, 2023.
(4)	Consists of shares of AltC Class A common stock issuable in respect of shares of Oklo capital stock and Oklo SAFEs, in each case, outstanding as of October 31, 2023, based on an assumed Exchange Ratio of 6.340. The Exchange Ratio reflects the Oklo capital stock and Oklo SAFEs, in each case, outstanding as of October 31, 2023.
(5)	Includes 1,450,000 AltC private placement shares held by the Sponsor and 12,500,000 AltC founder shares held by the Sponsor. At the Closing, all of the AltC founder shares held by the Sponsor will be outstanding and entitled to vote; provided, however, that all of such AltC founder shares will be unvested at the Closing. The AltC founder shares held by the Sponsor will vest in four tranches: 50% of them will vest upon the occurrence of Vesting Trigger Event I, 25% of them will vest upon the occurrence of Vesting Trigger Event II, 12.5% of them will vest upon the occurrence of the Vesting Trigger Event III and 12.5% of them will vest upon the occurrence of Vesting Trigger Event IV. Any AltC founder shares held by the Sponsor that do not vest during the Vesting Period will be forfeited for no consideration. As described in footnote 3, in the $125 Million Scenario, the calculations do not include the 6,250,000 forfeited AltC founder shares but include the 5,000,000 shares of AltC Class A common stock to be purchased to fund the Sponsor Commitment. In addition, in the event of a Sale prior to the expiration of the Vesting Period, the vesting of unvested AltC founder shares or shares of Post-Closing Company Class A common stock issued or issuable upon the conversion of the unvested AltC founder shares shall be accelerated as follows: (1) 50% of AltC founder shall vest if the price of Post-Closing Company Class A common stock paid or implied in such Sale equals or exceeds $10.00 per share; (2) 25% of AltC founder shall vest if the price of Post-Closing Company Class A common stock paid or implied in such Sale equals or exceeds $12.00 per share; (3) 12.5% of AltC founder shall vest if the price of Post-Closing Company Class A common stock paid or implied in such Sale equals or exceeds $14.00 per share; and (4) 12.5% of AltC founder shall vest if the price of Post-Closing Company Class A common stock paid or implied in such Sale equals or exceeds $16.00 per share, and in each case, the price paid or implied in such Sale shall be determined after (i) taking into account the dilutive effect of any Earnout Shares that have been or would be issued at Earnout Triggering Event I, Earnout Triggering Event II and Earnout Triggering Event III, as applicable, and (ii) excluding any AltC founder shares that have been or would be forfeited pursuant to the Sponsor Agreement as described in the following sentence. Unvested AltC founder shares (or shares of Post-Closing Company Class A common stock issuable or issued upon conversion thereof) that do not vest upon the occurrence of a Sale will be forfeited immediately prior to the closing of such Sale.

The following table illustrates additional varying ownership levels in the Post-Closing Company immediately following the consummation of the business combination, excluding the dilutive effect of the potential issuance of any Earnout Shares, the potential issuance of any shares of Post-Closing Company Class A common stock upon exercise of outstanding Oklo options assumed by the

Post-Closing Company, and the potential issuance of shares of Post-Closing Company Class A common stock initially reserved for issuance under the Incentive Plan and the ESPP, in the $275 Million Scenario and the $200 Million Scenario:

	$275 Million Scenario(1)		$200 Million Scenario (2)
	Number of	%	Number of	%
	Shares	Ownership	Shares	Ownership
Oklo stockholders(3)	78,223,495	65.9%	78,223,495	73.3%
Sponsor(4)	13,950,000	11.8%	13,950,000	13.1%
AltC public stockholders	26,473,251	22.3%	14,439,955	13.6%
Total	118,646,746	100.0%	106,613,450	100.0%
(1)	Assumes redemptions of 2,677,270 AltC public shares in connection with the Transactions, which would result in $275.0 million in the trust account at Closing. This scenario is based on the trust account balance as of October 31, 2023.
(2)	Assumes redemptions of 14,710,566 AltC public shares in connection with the Transactions, which would result in $150.0 million in the trust account at Closing. This scenario further assumes Oklo requests, which is to be made in Oklo’s sole discretion, that the Sponsor fund the Sponsor Commitment and the Sponsor’s subsequent funding of the Sponsor Commitment, which would result in Oklo’s deemed waiver of the Minimum Cash Condition. In addition, under this scenario, the Sponsor would be required to forfeit 5,000,000 AltC founder shares for no consideration. This scenario is based on the trust account balance as of October 31, 2023.
(3)	Consists of shares of AltC Class A common stock issuable in respect of shares of Oklo capital stock and Oklo SAFEs, in each case, outstanding as of October 31, 2023, based on an assumed Exchange Ratio of 6.340. The Exchange Ratio reflects the Oklo capital stock and Oklo SAFEs, in each case, outstanding as of October 31, 2023.
(4)	Includes 1,450,000 AltC private placement shares held by the Sponsor and 12,500,000 AltC founder shares held by the Sponsor. At the Closing, all of the AltC founder shares held by the Sponsor will be outstanding and entitled to vote; provided, however, that all of such AltC founder shares will be unvested at the Closing. The AltC founder shares held by the Sponsor will vest in four tranches: 50% of them will vest upon the occurrence of Vesting Trigger Event I, 25% of them will vest upon the occurrence of Vesting Trigger Event II, 12.5% of them will vest upon the occurrence of the Vesting Trigger Event III and 12.5% of them will vest upon the occurrence of Vesting Trigger Event IV. Any AltC founder shares held by the Sponsor that do not vest during the Vesting Period will be forfeited for no consideration. As described in footnote 2, in the $200 Million Scenario, the calculations do not include the 5,000,000 forfeited AltC founder shares but include the 5,000,000 shares of AltC Class A common stock to be purchased to fund the Sponsor Commitment. In addition, in the event of a Sale prior to the expiration of the Vesting Period, the vesting of unvested AltC founder shares or shares of Post-Closing Company Class A common stock issued or issuable upon the conversion of the unvested AltC founder shares shall be accelerated as follows: (1) 50% of AltC founder shall vest if the price of Post-Closing Company Class A common stock paid or implied in such Sale equals or exceeds $10.00 per share; (2) 25% of AltC founder shall vest if the price of Post-Closing Company Class A common stock paid or implied in such Sale equals or exceeds $12.00 per share; (3) 12.5% of AltC founder shall vest if the price of Post-Closing Company Class A common stock paid or implied in such Sale equals or exceeds $14.00 per share; and (4) 12.5% of AltC founder shall vest if the price of Post-Closing Company Class A common stock paid or implied in such Sale equals or exceeds $16.00 per share, and in each case, the price paid or implied in such Sale shall be determined after (i) taking into account the dilutive effect of any Earnout Shares that have been or would be issued at Earnout Triggering Event I, Earnout Triggering Event II and Earnout Triggering Event III, as applicable, and (ii) excluding any AltC founder shares that have been or would be forfeited pursuant to the Sponsor Agreement as described in the following sentence. Unvested AltC founder shares (or shares of Post- Closing Company Class A common stock issuable or issued upon conversion thereof) that do not vest upon the occurrence of a Sale will be forfeited immediately prior to the closing of such Sale.

The following table illustrates varying ownership levels in the Post-Closing Company immediately following the consummation of the business combination in each of the No Redemption Scenario, the $250 Million Scenario and the $125 Million Scenario, but, in each case, includes the dilutive effect of the issuance of all Earnout Shares, the issuance of all shares of Post-Closing Company Class A common stock upon exercise of outstanding Oklo options assumed by the Post-Closing Company, and the issuance of all shares of Post-Closing Company Class A common stock initially reserved for issuance under the Incentive Plan and the ESPP:

	No Redemption Scenario(1)			$250 Million Scenario(2)			$125 Million Scenario(3)
	Number of	%		Number of	%		Number of	%
	Shares	Ownership		Shares	Ownership		Shares	Ownership
Oklo stockholders(4)	78,223,495%			78,223,495%			78,223,495%
Earnout Shares(5)	15,000,000%			15,000,000%			15,000,000%
Oklo Options(6)	7,007,456%			7,007,456%			7,007,456%
The Incentive Plan(7)			%			%			%
The ESPP(8)			%			%			%
Sponsor(9)	13,950,000%			13,950,000%			12,700,000%
AltC public stockholders	29,150,521%			24,066,592%			7,219,978%
Total		100.0%			100.0%			100.0%
(1)	Assumes no AltC public stockholders exercise their redemption rights.
(2)	Assumes redemptions of 5,083,929 AltC public shares in connection with the Transactions, which would result in $250,000,000 in the trust account at Closing and would not result in any obligation by the Sponsor to fund the Sponsor Commitment. This scenario is based on the trust account balance as of October 31, 2023.
(3)	Assumes redemptions of 21,930,543 AltC public shares in connection with the Transactions, which would result in $75,000,000 in the trust account at Closing. This scenario further assumes Oklo requests, which is to be made in Oklo’s sole discretion, that the Sponsor fund the Sponsor Commitment and the Sponsor’s subsequent funding of the Sponsor Commitment, which would result in Oklo’s deemed waiver of the Minimum Cash Condition. In addition, under this scenario, the Sponsor would be required to forfeit 6,250,000 AltC founder shares for no consideration. This scenario is based on the trust account balance as of October 31, 2023.
(4)	Consists of shares of AltC Class A common stock issuable in respect of shares of Oklo capital stock and Oklo SAFEs, in each case, outstanding as of October 31, 2023, based on an assumed Exchange Ratio of 6.340. The Exchange Ratio reflects the Oklo capital stock and Oklo SAFEs, in each case, outstanding as of October 31, 2023.
(5)	Assumes that all 15,000,000 Earnout Shares are issued to Eligible Oklo Equityholders during the Earnout Period. The Earnout Shares are issuable in three tranches: 50% of them will be issued upon the occurrence of Earnout Triggering Event I, 25% of them will be issued upon the occurrence of Earnout Triggering Event II and 25% of them will be issued upon the occurrence of Earnout Triggering Event III.
(6)	Assumes the issuance of (a) an estimated shares of Post-Company Class A common stock issuable upon exercise of all vested Oklo stock options outstanding at the Closing, which will have a weighted-average exercise price of $ based on the assumed Exchange Ratio of 6.340 and (b) an estimated shares of Post-Closing Company Class A common stock to be reserved for potential future issuance upon the exercise of assumed Oklo options that are not vested as of the Closing, which will have a weighted-average exercise price of $ based on the assumed Exchange Ratio of 6.340, each based on shares subject to outstanding stock options as of October 31, 2023.
(7)	Assumes the issuance of all shares initially reserved for issuance under the Incentive Plan, excluding (a) any shares subject to awards granted under the 2016 Plan (and assumed by AltC pursuant to the Merger Agreement) that are outstanding on the Closing Date and that are subsequently forfeited, expire or lapse unexercised or unsettled or are reacquired by the Post-Closing Company and (b) any shares added pursuant to the provision for an annual increase in shares set forth in the Incentive Plan.
(8)	Assumes the issuance of all shares initially reserved for issuance under the ESPP, excluding any shares added pursuant to the provision for an annual increase in shares set forth in the ESPP.
(9)	Includes 1,450,000 AltC private placement shares held by the Sponsor and 12,500,000 AltC founder shares held by the Sponsor. At the Closing, all of the AltC founder shares held by the Sponsor will be outstanding and entitled to vote; provided, however, that all of the AltC founder shares held by the Sponsor will unvest at the Closing. The AltC founder shares held by the Sponsor will vest in four tranches: 50% of them will vest upon the occurrence of Vesting Trigger Event I, 25% of them will vest upon the occurrence of Vesting Trigger Event II, 12.5% of them will vest upon the occurrence of the Vesting Trigger Event III, and 12.5% of them will vest upon the occurrence of Vesting Trigger Event IV. Any AltC founder shares held by the Sponsor that do not vest during the Vesting Period will be forfeited for no consideration. As described in footnote 3, in the $125 Million Scenario, the calculations do not include the 6,250,000 forfeited AltC founder shares but include the 5,000,000 shares of AltC Class A common stock to be purchased to fund the Sponsor Commitment. In addition, in the event of a Sale prior to the expiration of the Vesting Period, the vesting of unvested AltC founder shares or shares of Post-Closing Company Class A common stock issued or issuable upon the conversion of the unvested AltC founder shares shall be accelerated as follows: (1) 50% of AltC founder shall vest if the price of Post-Closing Company Class A common stock paid or implied in such Sale equals or exceeds $10.00 per share; (2) 25% of AltC founder shall vest if the price of Post-Closing Company Class A common stock paid or implied in such Sale equals or exceeds $12.00 per share; (3) 12.5% of AltC founder shall vest if the price of Post-Closing Company Class A common stock paid or implied in such Sale equals or exceeds $14.00 per share; and (4) 12.5% of AltC founder shall vest if the price of Post-Closing Company Class A common stock paid or implied in such Sale equals or exceeds $16.00 per share, and in each case, the price paid or implied in such Sale shall be determined after (i) taking into account the dilutive effect of any Earnout Shares that have been or would be issued at Earnout Triggering Event I, Earnout Triggering Event II and Earnout Triggering Event III, as applicable, and (ii) excluding any AltC founder shares that have been or would be forfeited pursuant to the Sponsor Agreement as described in the following sentence. Unvested AltC founder shares (or shares of Post-Closing Company Class A common stock issuable or issued upon conversion thereof) that do not vest upon the occurrence of a Sale will be forfeited immediately prior to the closing of such Sale.

The following table illustrates additional varying ownership levels in the Post-Closing Company immediately following the consummation of the business combination in each of the $275 Million Scenario and the $200 Million Scenario, but, in each case, includes the dilutive effect of the issuance of all Earnout Shares, the issuance of all shares of Post-Closing Company Class A common stock upon exercise of outstanding Oklo options assumed by the Post-Closing Company, and the issuance of all shares of Post-Closing Company Class A common stock initially reserved for issuance under the Incentive Plan and the ESPP:

	$275 Million Scenario(1)			$200 Million Scenario(2)
	Number of	%		Number of	%
	Shares	Ownership		Shares	Ownership
Oklo stockholders(3)	78,223,495%			78,223,495%
Earnout Shares(4)	15,000,000%			15,000,000%
Oklo Options(5)	7,007,456%			7,007,456%
The Incentive Plan(6)			%			%
The ESPP(7)			%			%
Sponsor(8)	13,950,000%			13,950,000%
AltC public stockholders	26,473,251%			14,439,955%
Total		100.0%			100.0%
(1)	Assumes redemptions of 2,677,270 AltC public shares in connection with the Transactions, which would result in $275.0 million in the trust account at Closing. This scenario is based on the trust account balance as of October 31, 2023.
(2)	Assumes redemptions of 14,710,566 AltC public shares in connection with the Transactions, which would result in $150.0 million in the trust account at Closing. This scenario further assumes Oklo requests, which is to be made in Oklo’s sole discretion, that the Sponsor fund the Sponsor Commitment and the Sponsor’s subsequent funding of the Sponsor Commitment, which would result in Oklo’s deemed waiver of the Minimum Cash Condition. In addition, under this scenario, the Sponsor would be required to forfeit 5,000,000 AltC founder shares for no consideration. This scenario is based on the trust account balance as of October 31, 2023.
(3)	Consists of shares of AltC Class A common stock issuable in respect of shares of Oklo capital stock and Oklo SAFEs, in each case, outstanding as of October 31, 2023, based on an assumed Exchange Ratio of 6.340. The Exchange Ratio reflects the Oklo capital stock and Oklo SAFEs, in each case, outstanding as of October 31, 2023.
(4)	Assumes that all 15,000,000 Earnout Shares are issued to Eligible Oklo Equityholders during the Earnout Period. The Earnout Shares are issuable in three tranches: 50% of them will be issued upon the occurrence of Earnout Triggering Event I, 25% of them will be issued upon the occurrence of Earnout Triggering Event II and 25% of them will be issued upon the occurrence of Earnout Triggering Event III.

(5)	Assumes the issuance of (a) an estimated shares of Post-Company Class A common stock issuable upon exercise of all vested Oklo stock options outstanding at the Closing, which will have a weighted-average exercise price of $ based on the assumed Exchange Ratio of 6.340 and (b) an estimated shares of Post-Closing Company Class A common stock to be reserved for potential future issuance upon the exercise of assumed Oklo options that are not vested as of the Closing, which will have a weighted-average exercise price of $ based on the assumed Exchange Ratio of 6.340, each based on shares subject to outstanding stock options as of October 31.
(6)	Assumes the issuance of all shares initially reserved for issuance under the Incentive Plan, excluding (a) any shares subject to awards granted under the 2016 Plan (and assumed by AltC pursuant to the Merger Agreement) that are outstanding on the Closing Date and that are subsequently forfeited, expire or lapse unexercised or unsettled or are reacquired by the Post-Closing Company and (b) any shares added pursuant to the provision for an annual increase in shares set forth in the Incentive Plan.
(7)	Assumes the issuance of all shares initially reserved for issuance under the ESPP, excluding any shares added pursuant to the provision for an annual increase in shares set forth in the ESPP.
(8)	Includes 1,450,000 AltC private placement shares held by the Sponsor and 12,500,000 AltC founder shares held by the Sponsor. At the Closing, all of the AltC founder shares held by the Sponsor will be outstanding and entitled to vote; provided, however, that all of the AltC founder shares held by the Sponsor will unvest at the Closing. The AltC founder shares held by the Sponsor will vest in four tranches: 50% of them will vest upon the occurrence of Vesting Trigger Event I, 25% of them will vest upon the occurrence of Vesting Trigger Event II, 12.5% of them will vest upon the occurrence of the Vesting Trigger Event III, and 12.5% of them will vest upon the occurrence of Vesting Trigger Event IV. Any AltC founder shares held by the Sponsor that do not vest during the Vesting Period will be forfeited for no consideration. As described in footnote 2, in the $200 Million Scenario, the calculations do not include the 5,000,000 forfeited AltC founder shares but include the 5,000,000 shares of AltC Class A common stock to be purchased to fund the Sponsor Commitment. In addition, in the event of a Sale prior to the expiration of the Vesting Period, the vesting of unvested AltC founder shares or shares of Post-Closing Company Class A common stock issued or issuable upon the conversion of the unvested AltC founder shares shall be accelerated as follows: (1) 50% of AltC founder shall vest if the price of Post-Closing Company Class A common stock paid or implied in such Sale equals or exceeds $10.00 per share; (2) 25% of AltC founder shall vest if the price of Post-Closing Company Class A common stock paid or implied in such Sale equals or exceeds $12.00 per share; (3) 12.5% of AltC founder shall vest if the price of Post-Closing Company Class A common stock paid or implied in such Sale equals or exceeds $14.00 per share; and (4) 12.5% of AltC founder shall vest if the price of Post-Closing Company Class A common stock paid or implied in such Sale equals or exceeds $16.00 per share, and in each case, the price paid or implied in such Sale shall be determined after (i) taking into account the dilutive effect of any Earnout Shares that have been or would be issued at Earnout Triggering Event I, Earnout Triggering Event II and Earnout Triggering Event III, as applicable, and (ii) excluding any AltC founder shares that have been or would be forfeited pursuant to the Sponsor Agreement as described in the following sentence. Unvested AltC founder shares (or shares of Post- Closing Company Class A common stock issuable or issued upon conversion thereof) that do not vest upon the occurrence of a Sale will be forfeited immediately prior to the closing of such Sale.

The tables above reflect the fact that no Permitted Equity Financing has occurred to date. In addition, these tables assume that (a) no Permitted Equity Financing will occur prior to completion of the business combination, (b) no AltC Class A common stock is issued to the Sponsor in connection with the conversion of unpaid amounts under the Working Capital Loans, of which none are outstanding as of the date of this proxy statement/prospectus/consent solicitation statement and (c) there are no issuances of equity interests of AltC or Oklo other than those described by the tables above and their accompanying footnotes. If the actual facts differ from these assumptions, AltC public stockholders’ percentage ownership in the Post-Closing Company will be different.

Having a minority ownership interest in the Post-Closing Company may reduce the influence that AltC’s public stockholders have on the management of AltC. See the subsection entitled “Proposal No. 1 — The Business Combination Proposal — Impact of the Business Combination on Our Public Float” and the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” for more information.

Future resales of Post-Closing Company Class A common stock following the business combination may cause the market price of Post-Closing Company Class A common stock to drop significantly, even if our business is doing well.

The market price of shares of Post-Closing Company Class A common stock could decline as a result of substantial sales of common stock, particularly by our significant stockholders, a large number of shares of common stock becoming available for sale or the perception in the market that holders of a large number of shares intend to sell their shares.

After the business combination, it is anticipated that there will be outstanding (i) approximately 121,324,016 shares of Post-Closing Company Class A common stock (assuming that no shares of AltC Class A common stock are elected to be redeemed by AltC stockholders) and (ii) assumed Oklo options covering approximately 7,007,456 shares of Post-Closing Company Class A common stock.

Pursuant to the Registration Rights Agreement, the Sponsor Agreement and the Post-Closing Company’s bylaws that will be in effect after the business combination, after the consummation of the business combination and subject to certain exceptions, (i) the holders of shares of Post-Closing Company Class A common stock issued as consideration pursuant to the business combination are restricted from selling or transferring such shares for a period that begins at the Closing and that ends on the date that is 180 days after the Closing Date and (ii) each of the Insiders and certain key pre-Closing holders of Oklo capital stock, including Oklo’s Chief Executive Officer, Chief Operating Officer and Hydrazine Capital, have agreed not to transfer (a) 40% of such holder’s shares for a period of 12 months after the Closing, unless the closing share price of Post-Closing Company Class A common stock equals or exceeds $12.00 per share for 20 trading days within any 60 consecutive trading day period commencing after the Closing Date, (b) 30% of such holder’s shares for a period of 24 months after the Closing, unless the closing share price of Post-Closing Company Class A common stock equals or exceeds $14.00 per share for 20 trading days within any 60 consecutive trading day period commencing after the Closing Date and (c) 30% of such holder’s shares for a period of 36 months after the Closing, unless the closing share price of Post-Closing Company Class A common stock equals or exceeds $16.00 per share for 20 trading days within any 60 consecutive trading day period commencing after the Closing Date. However, following the expiration of such lock-up periods, the Sponsor and the other lock-up parties will not be restricted from selling the Post-Closing Company securities held by them, other than by applicable securities laws. As such, sales of a substantial number of shares of Post-Closing Company Class A common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of Post-Closing Company Class A common stock.

In addition, pursuant to the Registration Rights Agreement, the Sponsor and certain other parties thereto will be entitled to, among other things, certain registration rights, including demand, piggy-back and shelf registration rights, subject to cut-back provisions. The Post-Closing Company will be required to register up to approximately               shares of Post-Closing Company Class A common stock pursuant to the Registration Rights Agreement. For a summary of the terms of the Registration Rights Agreement, please see the section entitled “Proposal No. 1 — The Business Combination Proposal — Certain Agreements Related to the Business Combination — Registration Rights Agreement.”

Sales of a significant number of shares of our common stock in the public market could harm our market price and make it more difficult for us to raise funds through future offerings of our common stock. As additional shares of our common stock become available for resale in the public market, the supply of our common stock will increase, which could decrease its price. In addition, if our stockholders sell substantial amounts of our common stock in the public market, it could create a circumstance commonly referred to as an “overhang,” in anticipation of which the market price of our common stock could fall. The existence of an overhang, whether or not sales have occurred or are occurring, could also make it more difficult for us to raise additional financing through the sale of equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

The Sponsor will beneficially own a significant equity interest in AltC and may take actions that conflict with your interests.

The interests of the Sponsor may not align with the interests of AltC and its other stockholders. The Sponsor may acquire and hold interests in businesses that compete directly or indirectly with AltC. The Sponsor, and its respective affiliates, may also pursue acquisition opportunities that may be complementary to AltC’s business and, as a result, those acquisition opportunities may not be available to us.

We have no operating history and our actual financial information and results of operations and those of the Post-Closing Company may differ materially from the unaudited pro forma condensed combined financial information included in this proxy statement/prospectus/consent solicitation statement.

AltC is a blank check company with no operating history or results. This proxy statement/prospectus/consent solicitation statement includes unaudited pro forma condensed combined financial statements for the Post-Closing Company. The unaudited pro forma condensed combined statement of loss of the Post-Closing Company combines the historical audited results of operations of AltC.

The unaudited pro forma condensed combined financial statements are presented for illustrative purposes only, are based on certain assumptions, address a hypothetical situation and reflect limited historical financial data. Therefore, the unaudited pro forma condensed combined financial statements are not necessarily indicative of the results of operations and financial position that would have been achieved had the business combination been consummated on the dates indicated above, or the future consolidated results of operations or financial position of the Post-Closing Company. The pro forma adjustments are based on the information currently available and the assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes. Accordingly, the Post-Closing Company’s business, assets, cash flows, results of operations and financial condition may differ significantly from those indicated by the unaudited pro forma condensed combined financial statements included in this document. For more information, please see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

Changes in laws, regulations or rules, or a failure to comply with any laws, regulations or rules, may adversely affect our business, including our ability to negotiate and complete the business combination, investments and results of operations.

We are subject to laws, regulations and rules enacted by national, regional and local governments and the NYSE. In particular, we are required to comply with certain SEC, NYSE and other legal or regulatory requirements. Compliance with, and monitoring of, applicable laws, regulations and rules may be difficult, time consuming and costly. Those laws, regulations or rules and their interpretation and application may also change from time to time and those changes could have a material adverse effect on our business, investments and results of operations. In addition, a failure to comply with applicable laws, regulations or rules, as interpreted and applied, could have a material adverse effect on our business, including our ability to negotiate and complete the business combination, investments and results of operations.

On March 30, 2022, the SEC issued proposed rules (the “2022 Proposed Rules”) relating to, among other items, enhancing disclosures in business combination transactions involving SPACs and private operating companies; amending the financial statement requirements applicable to transactions involving shell companies; effectively limiting the use of projections in SEC filings in connection with proposed business combination transactions; increasing the potential liability of certain participants in proposed business combination transactions; and the extent to which SPACs could become subject to regulation under the Investment Company Act of 1940, as amended (the “Investment Company Act”). The 2022 Proposed Rules, if adopted, whether in the form proposed or in revised form, and certain positions and legal conclusions expressed by the SEC in connection with the 2022 Proposed Rules, may materially adversely affect our ability to complete the business combination and may increase the costs and time related thereto.

See also “— We may be subject to a new 1% U.S. federal excise tax in connection with redemptions of our common stock” and “— If we are deemed to be an investment company under the Investment Company Act, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete our initial business combination.”

AltC and Oklo have incurred and expect to incur significant costs associated with the business combination. Whether or not the business combination is completed, the incurrence of these costs will reduce the amount of cash available to be used for other corporate purposes by AltC if the business combination is not completed.

AltC and Oklo expect to incur significant costs associated with the business combination. Even if the business combination is not completed, AltC expects to incur approximately $5,000,000 in expenses. These expenses will reduce the amount of cash available to be used for other corporate purposes by AltC if the business combination is not completed.

AltC and Oklo will be subject to business uncertainties and contractual restrictions while the business combination is pending.

Uncertainty about the consummation of the business combination on employees and third parties may have an adverse effect on Oklo and consequently on AltC. These uncertainties may impair our or Oklo’s ability to attract, retain and motivate key personnel and could cause third parties that deal with any of us or them to defer entering into contracts or making other decisions or seek to change existing business relationships. If key employees depart because of uncertainty about their future roles and the potential complexities of the business combination, our or Oklo’s business following the business combination could be negatively affected.

Following the consummation of the business combination, the Post-Closing Company’s only significant asset will be its ownership interest in the Oklo business, and such ownership may not be sufficiently profitable or valuable to enable the Post-Closing Company to satisfy the Post-Closing Company’s other financial obligations. The Post-Closing Company does not anticipate paying any cash dividends for the foreseeable future.

Following the consummation of the business combination, the Post-Closing Company will have no direct operations and no significant assets other than its ownership interest in the Oklo business. The Post-Closing Company will depend on the Oklo business for distributions, loans and other payments to generate the funds necessary to meet its financial obligations, including its expenses as a publicly traded company. The earnings from, or other available assets of, the Oklo business may not be sufficient to pay dividends or make distributions or loans to enable the Post-Closing Company to pay any dividends on the common stock or satisfy its other financial obligations.

In addition, Oklo has never declared or paid cash dividends on its capital stock, and it does not anticipate paying any cash dividends in the foreseeable future. Oklo currently intends to retain its future earnings, if any, for the foreseeable future, to fund the development and growth of its business. Any future determination to pay dividends will be at the discretion of the Post-Closing Company Board and will be dependent upon its financial condition, results of operations, capital requirements, applicable contractual restrictions and such other factors as the board of directors may deem relevant. As a result, capital appreciation in the price of Post-Closing Company Class A common stock, if any, will be your only source of gain on an investment in Post-Closing Company Class A common stock.

Please see the sections entitled “AltC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity, Capital Resources and Going Concern” and “Oklo’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity, Going Concern and Capital Resources” for more information.

The Post-Closing Company’s certificate of incorporation that will be effective following the completion of the business combination designates a state court within the State of Delaware, to the fullest extent permitted by law, as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by the Post-Closing Company stockholders, which could limit the ability of the Post-Closing Company’s stockholders to choose the judicial forum for disputes with the Post-Closing Company or with its directors, officers or employees of the Post-Closing Company.

Under the Post-Closing Company’s certificate of incorporation that will be effective following the completion of the business combination, unless the Post-Closing Company consents in writing to the selection of an alternative forum, the sole and exclusive forum will be a state court within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) for:

●	any derivative action or proceeding brought on behalf of the Post-Closing Company;
●	any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or employee of the Post-Closing Company to the Post-Closing Company or the Post-Closing Company’s stockholders;
●	any action arising pursuant to any provision of the DGCL or the Post-Closing Company’s certificate of incorporation or bylaws (as either may be amended, restated, modified, supplemented or waived from time to time); or
●	any action asserting a claim against the Post-Closing Company or any director or officer or other employee of the Post-Closing Company governed by the internal affairs doctrine.

For the avoidance of doubt, the foregoing provisions of the Post-Closing Company’s certificate of incorporation will not apply to any action or proceeding asserting a claim under the Securities Act or the Exchange Act. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, the Post-Closing Company’s certificate of incorporation will provide that, unless the Post-Closing Company consents in writing to the selection of an alternative forum, the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

Although investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder, any person or entity purchasing or otherwise acquiring any interest in shares of the Post-Closing Company’s capital stock will be deemed to have notice of, and consented to, the provisions of the Post-Closing Company’s certificate of incorporation described in the preceding sentences. These provisions of the Post-Closing Company’s certificate of incorporation could limit the ability of the Post-Closing Company stockholders to obtain a favorable judicial forum for certain disputes with the Post-Closing Company or with its directors, officers or other employees, which may discourage such lawsuits against the Post-Closing Company and its directors, officers and employees. Alternatively, if a court were to find these provisions of the Post-Closing Company’s certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the types of actions or proceedings listed above, the Post-Closing Company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its business, financial condition and results of operations. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions, and there can be no assurance that such provisions will be enforced by a court in those other jurisdictions.

Some provisions of Delaware law and the Post-Closing Company’s certificate of incorporation and bylaws that will be in effect upon the completion of the business combination may deter third parties from acquiring the Post-Closing Company and diminish the value of Post-Closing Company Class A common stock.

The Post-Closing Company’s certificate of incorporation and bylaws that will be in effect upon the completion of the business combination will provide for, among other things:

●	the ability of the Post-Closing Company Board to issue one or more series of preferred stock with voting or other rights or preferences that could have the effect of impeding the success of an attempt to acquire the Post-Closing Company or otherwise effect a change in control;
●	advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at stockholder meetings; and
●	certain limitations on convening special stockholder meetings.

In addition, in the Post-Closing Company’s certificate of incorporation, the Post-Closing Company has not opted out of Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

●	prior to such time, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
●	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of voting stock outstanding at the time the transaction commenced, excluding certain shares; or
●	at or subsequent to that time, the business combination is approved by the Post-Closing Company Board and by the affirmative vote of holders of at least two-thirds of the votes of the Post-Closing Company’s outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of the votes of the Post-Closing Company’s outstanding voting stock. For purposes of this provision, “voting stock” means any class or series of stock entitled to vote generally in the election of directors.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with the Post-Closing Company for a three-year period. This provision may encourage companies interested in acquiring the Post-Closing Company to negotiate in advance with its board of directors because the stockholder approval requirement would be avoided if the Post-Closing Company Board approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in the Post-Closing Company Board and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

These provisions in the Post-Closing Company’s certificate of incorporation and the Post-Closing Company’s bylaws, as well as Delaware law, may discourage, delay or prevent a transaction involving a change in control of the Post-Closing Company that is in the best interest of its minority stockholders. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of Post-Closing Company Class A common stock if they are viewed as discouraging future takeover attempts. These provisions could also make it more difficult for stockholders to nominate directors for election to the Post-Closing Company board of directors and take other corporate actions.

Provisions in the Post-Closing Company’s certificate of incorporation and the Post-Closing Company’s bylaws could make a takeover proposal more difficult.

Certain provisions of the Post-Closing Company’s certificate of incorporation and the Post-Closing Company’s bylaws could discourage, delay, defer or prevent a merger, tender offer, proxy contest or other change of control transaction that a stockholder may consider favorable, including those attempts that might result in a premium over the market price for Post-Closing Company Class A common stock. Among other things, the Post-Closing Company’s certificate of incorporation and the Post-Closing Company’s bylaws include provisions that:

●	provide for a classified board of directors with staggered, three-year terms, which could delay the ability of stockholders to change the membership of a majority of the Post-Closing Company Board;
●	prohibit cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;
●	prohibit, subject to the rights of holders of shares of preferred stock of the Post-Closing Company, par value $0.0001 per share (the “Post-Closing Company preferred stock”), stockholders from acting by consent in lieu of stockholder meetings;
●	provide for the right of the Post-Closing Company Board to elect directors to fill vacancies and newly created directorships resulting from any increase in the authorized number of directors, which prevents stockholders from being able to fill vacancies on the Post-Closing Company Board;
●	permit the Post-Closing Company Board to issue shares of preferred stock, including “blank check” preferred stock, and to determine the price and other terms of those shares, including preferences and voting rights of the preferred stock, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;
●	provide advance notice requirements for nominations for election to the Post-Closing Company Board or for proposing matters that can be acted upon by stockholders at annual meetings of stockholders, which could preclude stockholders from bringing matters before annual meetings of stockholders and delay changes in the Post-Closing Company Board and also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of the company; and
●	provide that directors may only be removed for cause and upon the affirmative vote of the holders of at least a majority of the voting power of the outstanding shares of stock entitled to vote generally for the election of directors.

These provisions, alone or together, could delay hostile takeovers and changes in control of the Post-Closing Company or changes in the Post-Closing Company Board and the Post-Closing Company’s management.

Subsequent to the completion of the business combination, the Post-Closing Company may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on the Post-Closing Company’s financial condition, results of operations and stock price, which could cause you to lose some or all of your investment.

Although AltC has conducted due diligence on the Oklo business, AltC cannot assure you that this diligence will surface all material issues that may be present in such business, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of the Oklo business and outside of AltC’s and Oklo’s control will not later arise. As a result of these factors, the Post-Closing Company may be forced to later write-down or write-off assets, restructure operations, or incur impairment or other charges that could result in losses. Even if AltC’s due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with AltC’s preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on AltC’s liquidity, charges of this nature could contribute to negative market perceptions about the Post-Closing Company or its securities. Accordingly, any of AltC’s stockholders who choose to remain stockholders of the Post-Closing Company following the business combination could suffer a reduction in the value of their shares.

A market for the Post-Closing Company’s securities may not continue, which would adversely affect the liquidity and price of the Post-Closing Company’s securities.

Following the business combination, the price of the Post-Closing Company’s securities may fluctuate significantly due to the market’s reaction to the business combination and general market and economic conditions. An active trading market for the Post-Closing Company’s securities following the business combination may never develop or, if developed, it may not be sustained. In addition, the price of the Post-Closing Company’s securities after the business combination can vary due to general economic conditions and forecasts, the Post-Closing Company’s general business condition and the release of the Post-Closing Company’s financial reports. Additionally, if the Post-Closing Company’s securities become delisted from the NYSE for any reason, and are quoted on an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of the Post-Closing Company’s securities may be more limited than if the Post-Closing Company was quoted or listed on the NYSE or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

If the business combination’s benefits do not meet the expectations of investors, stockholders or financial analysts, the market price of the Post-Closing Company’s securities may decline.

If the benefits of the business combination do not meet the expectations of investors, stockholders or securities analysts, the market price of the Post-Closing Company’s securities following the consummation of the business combination may decline. The market values of the Post-Closing Company’s securities at the time of the business combination may vary significantly from their prices on the date the Merger Agreement was executed, the date of this proxy statement/prospectus/consent solicitation statement, or the date on which AltC’s stockholders vote on the business combination.

In addition, following the business combination, fluctuations in the price of the Post-Closing Company’s securities could contribute to the loss of all or part of your investment. Immediately prior to the business combination, there has not been a public market for stock relating to Oklo’s business and trading in shares of AltC Class A common stock has not been active. Accordingly, the valuation ascribed to the Oklo business and AltC Class A common stock in the business combination may not be indicative of the price that will prevail in the trading market following the business combination.

The trading price of Post-Closing Company Class A common stock following the business combination may fluctuate substantially and may be lower than its current price. This may be especially true for companies like ours with a small public float. If an active market for the Post-Closing Company’s securities develops and continues, the trading price of the Post-Closing Company’s securities following the business combination could be volatile and subject to wide fluctuations. The trading price of Post-Closing Company Class A common stock following the business combination will depend on many factors, including those described in this “Risk Factors” section, many of which are beyond AltC’s, Oklo’s and the Post-Closing Company’s control and may not be related to AltC’s, Oklo’s and the Post-Closing Company’s operating performance. These fluctuations could cause you to lose all or part of your investment in AltC Class A common stock since you might be unable to sell your shares at or above the price attributed to them in the business combination. Any of the factors listed below could have a material adverse effect on your investment in AltC’s securities and AltC’s and the Post-Closing Company’s securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of AltC’s or the Post-Closing Company’s securities, as applicable, may not recover and may experience a further decline.

Factors affecting the trading price of the Post-Closing Company’s securities following the business combination may include:

●	market conditions in the broader stock market in general, or in the Post-Closing Company’s industry in particular;
●	actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to the Post-Closing Company;
●	changes in the market’s expectations about the Post-Closing Company’s operating results;
●	the public’s reaction to the Post-Closing Company’s press releases, other public announcements and filings with the SEC;
●	speculation in the press or investment community;
●	actual or anticipated developments in the Post-Closing Company’s business, competitors’ businesses or the competitive landscape generally;
●	the Post-Closing Company’s operating results failing to meet the expectation of securities analysts or investors in a particular period;
●	the timing of the achievement of objectives under the Post-Closing Company’s business plan and the timing and amount of costs it incurs in connection therewith;
●	the failure to achieve regulatory approvals to support the Post-Closing Company’s business on the timeline it expects, or at all;
●	the failure of non-binding letters of intent to be converted into definitive purchase agreements at the rate that the Post-Closing Company expects or at all;
●	the failure to retain the Post-Closing Company’s future customers;
●	changes in financial estimates and recommendations by securities analysts concerning us or the market in general;
●	operating and stock price performance of other companies that investors deem comparable to the Post-Closing Company;
●	changes in laws and regulations affecting the Post-Closing Company’s business;
●	commencement of, or involvement in, litigation or investigations involving the Post-Closing Company;
●	changes in the Post-Closing Company’s capital structure, such as future issuances of securities or the incurrence of additional debt;
●	the volume of Post-Closing Company Class A common stock available for public sale;
●	any major change in the Post-Closing Company Board or management;
●	sales of substantial amounts of Post-Closing Company Class A common stock by its directors, officers or significant stockholders or the perception that such sales could occur;

●	general economic and political conditions such as recessions, interest rates, “trade wars” and acts of war or terrorism; and
●	other risk factors listed under “Risk Factors.”

Broad market and industry factors may materially harm the market price of AltC’s securities irrespective of AltC’s operating performance. The stock market in general and the NYSE have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of AltC’s securities, may not be predictable. A loss of investor confidence in the market for the stocks of other companies which investors perceive to be similar to AltC’s could depress AltC’s common stock price regardless of AltC’s business, prospects, financial conditions or results of operations. Broad market and industry factors, as well as general economic, political and market conditions such as recessions or interest rate changes, may seriously affect the market price of AltC Class A common stock, regardless of AltC’s actual operating performance. These fluctuations may be even more pronounced in the trading market for our stock shortly following the business combination. A decline in the market price of AltC’s securities also could adversely affect AltC’s ability to issue additional securities and AltC’s ability to obtain additional financing in the future.

Furthermore, the stock markets in general have experienced extreme volatility, which has sometimes been unrelated to the operating performance of the issuer. The trading price of our common stock may be adversely affected by third parties trying to drive down or drive up the market price. Short sellers and others, some of whom post anonymously on social media, may be positioned to profit if our stock declines or otherwise exhibits volatility, and their activities can negatively affect our stock price and increase the volatility of our stock price. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance.

In addition, in the past, following periods of volatility in the overall market and the market prices of particular companies’ securities, securities class action litigations have often been instituted against these companies. Litigation of this type, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources. Any adverse determination in any such litigation or any amounts paid to settle any such actual or threatened litigation could require that we make significant payments.

If, following the business combination, securities or industry analysts do not publish or cease publishing research or reports about the Post-Closing Company, its business, or its market, or if they change their recommendations regarding Post-Closing Company Class A common stock adversely, then the price and trading volume of Post-Closing Company Class A common stock could decline.

The trading market for Post-Closing Company Class A common stock will be influenced by the research and reports that industry or securities analysts may publish about us, the Post-Closing Company’s business and operations, the Post-Closing Company’s market, or the Post-Closing Company’s competitors.

Securities and industry analysts do not currently, and may never, publish research on the Post-Closing Company. If no securities or industry analysts commence coverage of the Post-Closing Company, the Post-Closing Company’s stock price and trading volume would likely be negatively affected. If any of the analysts who may cover the Post-Closing Company change their recommendation regarding the Post-Closing Company’s stock adversely, or provide more favorable relative recommendations about the Post-Closing Company’s competitors, the price of Post-Closing Company Class A common stock would likely decline. If any analyst who may cover the Post-Closing Company were to cease coverage of the Post-Closing Company or fail to regularly publish reports on it, we could lose visibility in the financial markets, which could cause the Post-Closing Company’s stock price or trading volume to decline.

There is no guarantee that an active and liquid public market for shares of Post-Closing Company Class A common stock will develop.

AltC is currently a blank check company and there has not been a public market for Oklo common stock since it is a private company. A liquid trading market for Post-Closing Company Class A common stock may never develop. In the absence of a liquid public trading market:

●	you may not be able to liquidate your investment in shares of Post-Closing Company Class A common stock;

●	you may not be able to resell your shares of Post-Closing Company Class A common stock at or above the price attributed to them in the business combination;
●	the market price of shares of Post-Closing Company Class A common stock may experience significant price volatility; and
●	there may be less efficiency in carrying out your purchase and sale orders.

Regulatory delays could cause us to be unable to consummate the business combination.

We are not aware of any material regulatory approvals or actions that are required for completion of the business combination besides the SEC’s review of this proxy statement/prospectus/consent solicitation statement and the expiration or early termination of the waiting period under the HSR Act (which occurred on August 24, 2023). It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained. This includes any potential review by a U.S. government entity, such as CFIUS, on account of certain regulatory requirements related to foreign investment in U.S. businesses. We do not believe that either we or our Sponsor constitute, are controlled by or have substantial ties with, a “foreign person” under CFIUS rules and regulations. Therefore, we do not believe that we are a “foreign person” for CFIUS purposes. However, if CFIUS considers us to be a “foreign person,” we could be subject to such foreign ownership regulatory requirements and/or CFIUS review. Please see risk factor entitled “— The Committee on Foreign Investment in the United States (“CFIUS”) or other regulatory agencies may modify, delay or prevent the business combination.”

Because we have only a limited time to complete our initial business combination our failure to obtain any required regulatory approvals in connection with the business combination or to resolve the above-mentioned investigations within the requisite time period may require us to liquidate. If we liquidate, our public stockholders may only receive and amount per share based on the funds available in our trust account. This would also cause our stockholders to lose any potential investment opportunity in a target company and the chance of realizing future gains on our stockholders’ investment through any price appreciation in the Post-Closing Company.

The Committee on Foreign Investment in the United States (“CFIUS”) or other regulatory agencies may modify, delay or prevent the business combination.

The Committee on Foreign Investment in the United States (“CFIUS”) has authority to review direct or indirect foreign investments in U.S. companies. Among other things, CFIUS is empowered to require certain foreign investors to make mandatory filings, to charge filing fees related to such filings and to self-initiate national security reviews of foreign direct and indirect investments in U.S. companies if the parties to that investment choose not to file voluntarily. If CFIUS determines an investment to be a threat to national security, CFIUS has the power to unwind or place restrictions on the investment. Whether CFIUS has jurisdiction to review an acquisition or investment transaction depends on, among other factors, the nature and structure of the transaction, including the level of beneficial ownership interest and the nature of any information or governance rights involved. For example, investments that result in “control” of a U.S. business by a foreign person always are subject to CFIUS jurisdiction. CFIUS’s expanded jurisdiction under the Foreign Investment Risk Review Modernization Act of 2018 and implementing regulations that became effective on February 13, 2020 further includes investments that do not result in control of a U.S. business by a foreign person but afford certain foreign investors certain information or governance rights in a U.S. business that has a nexus to “critical technologies,” “critical infrastructure” and/or “sensitive personal data.”

The business combination may be subject to CFIUS review or other regulatory review, which depends in large part on the ultimate share ownership of the Post-Closing Company following the business combination, among other factors. If the business combination were to fall within CFIUS’s jurisdiction, AltC risks CFIUS intervention, before or after closing the transaction. CFIUS may decide to modify or delay the business combination, impose conditions with respect to such business combination, request the President of the United States to order us to divest all or a portion of Oklo if AltC were to acquire it without first obtaining CFIUS approval or prohibit the business combination entirely. The time necessary for CFIUS review of the business combination or a decision to delay or prohibit the business combination may also prevent the business combination from occurring within the applicable time period required under AltC’s certificate of incorporation. These risks may limit the attractiveness of, delay or prevent us from pursuing the business combination.

Moreover, the process of government review, whether by CFIUS or otherwise, could be lengthy, and AltC has limited time to complete the business combination. If AltC is unable to consummate the business combination within the applicable time-period required under the AltC’s certificate of incorporation, AltC will be required to wind up, redeem and liquidate. If AltC is required to wind up, redeem and liquidate, AltC shareholders will miss the opportunity to benefit from an investment in a target company and the appreciation in value of such investment through a business combination.

Legal proceedings in connection with the business combination, the outcomes of which are uncertain, could delay or prevent the completion of the business combination.

Lawsuits may be filed against AltC or its directors and officers in connection with the Transactions. Defending such additional lawsuits could require AltC to incur significant costs and draw the attention of AltC’s management team away from the Transactions. Further, the defense or settlement of any lawsuit or claim that remains unresolved at the time the Transactions are consummated may adversely affect the Post-Closing Company’s business, financial condition, results of operations and cash flows. Such legal proceedings could delay or prevent the business combination from becoming effective within the agreed upon timeframe.

Currently, there is no material litigation, arbitration or governmental proceeding currently pending against AltC or any members of AltC’s management team in their capacity as such, and AltC and the members of AltC’s management team have not been subject to any such proceeding in the 12 months preceding the date hereof.

The opinion received by the AltC Board from Ocean Tomo prior to execution of the Merger Agreement does not reflect changes in circumstances subsequent to the date of the opinion.

Ocean Tomo delivered to the AltC Board its opinion, dated as of July 11, 2023, to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered and qualifications and limitations set forth in the opinion, the aggregate consideration (which is based on the aggregate number of shares of AltC Class A common stock payable to Oklo stockholders pursuant to the terms of the Merger Agreement) to be paid by AltC in connection with the Transactions is fair to the stockholders of AltC other than the Sponsor, from a financial point of view of such stockholders. The opinion speaks only as of the date of such opinion. The opinion does not reflect changes that may occur or may have occurred after the date of the opinion, including changes to the operations and prospects of Oklo, changes in general market and economic conditions or regulatory or other factors. Any such changes may materially alter or affect the relative values of Oklo.

AltC identified a material weakness in its internal control over financial reporting. If AltC identifies additional material weaknesses in the future or otherwise is unable to maintain an effective system of internal control over financial reporting, AltC may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect the business and the trading price of Post-Closing Company Class A common stock.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis. Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud.

In connection with the restatement of our previously issued audited balance sheet as of July 12, 2021 we previously identified a material weakness in our internal control over financial reporting, solely related to our accounting for complex financial instruments.

While our previous material weakness has been remediated, if we identify any new material weaknesses in the future, any such newly identified material weakness could limit our ability to prevent or detect a misstatement of our accounts or disclosures that could result in a material misstatement of our annual or interim financial statements. In such case, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting and our stock price may decline as a result. We cannot assure you that the measures we have taken to date, or any measures we may take in the future, will be sufficient to avoid potential future material weaknesses.

Past performance by MKA and members of our management team or our strategic and operating partners may not be indicative of future performance of an investment in us.

Information regarding performance by, or businesses associated with, MKA and other members of our management team or our strategic and operating partners is presented for informational purposes only. Any past experience or performance, including related to acquisitions, of MKA and members of our management team or our strategic and operating partners is not a guarantee either: (1) that we have successfully identified a suitable candidate for our initial business combination; or (2) of any results with respect to the business combination. You should not rely on the historical record and performance of MKA and members of our management team or our strategic and operating partners as indicative of the future performance of an investment in us or the returns we will, or are likely to, generate going forward.

If we are deemed to be an investment company under the Investment Company Act, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete our initial business combination.

If we are deemed to be an investment company under the Investment Company Act, our activities may be restricted, including, without limitation, restrictions on the nature of our investments, restrictions on the issuance of securities, and restrictions on the enforceability of agreements entered into by us, each of which may make it difficult for us to complete the business combination. In addition, we may have imposed upon us burdensome requirements, including, without limitation, registration as an investment company with the SEC (which may be impractical and would require significant changes in, among other things, our capital structure); adoption of a specific form of corporate structure; and reporting, record keeping, voting, proxy and disclosure requirements and compliance with other rules and regulations that we are currently not subject to.

In order not to be regulated as an investment company under the Investment Company Act, unless we can qualify for an exclusion, we must ensure that we are engaged primarily in a business other than investing, reinvesting or trading in securities and that our activities do not include investing, reinvesting, owning, holding or trading “investment securities” constituting more than 40% of our total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. Our business is to identify and complete a business combination and thereafter to operate the post-transaction business or assets for the long term. We do not plan to buy businesses or assets with a view to resale or profit from their resale. We do not plan to buy unrelated businesses or assets or to be a passive investor.

The 2022 Proposed Rules under the Investment Company Act would provide a safe harbor for SPACs from the definition of “investment company” under Section 3(a)(1)(A) of the Investment Company Act, provided that they satisfy certain conditions that limit a SPAC’s duration, asset composition, business purpose and activities. The duration component of the proposed safe harbor rule would require a SPAC to file a Current Report on Form 8-K with the SEC announcing that it has entered into an agreement with the target company (or companies) to engage in an initial business combination no later than 18 months after the effective date of the SPAC’s registration statement for its initial public offering. The SPAC would then be required to complete its initial business combination no later than 24 months after the effective date of its registration statement for its initial public offering. Although the 2022 Proposed Rules, including the proposed safe harbor rule, have not yet been adopted, there is uncertainty in the SEC’s view of the applicability of the Investment Company Act to a SPAC that does not complete its initial business combination within the proposed time frame set forth in the proposed safe harbor rule or otherwise falls outside of the other provisions of the safe harbor.

We did not enter into a definitive business combination agreement within 18 months after the effective date of our registration statement relating to the AltC IPO and did not complete our initial business combination within 24 months of such date. As a result, it is possible that a claim could be made that we have been operating as an unregistered investment company. If we were deemed to be an investment company for purposes of the Investment Company Act, we might be forced to abandon our efforts to complete an initial business combination and instead be required to liquidate AltC. If we are required to liquidate AltC, our investors would not be able to realize the benefits of owning stock in a successor operating business, including the potential appreciation in the value of AltC’s common stock following such a transaction.

We do not believe that our principal activities currently subject us to the Investment Company Act. To this end, from the time beginning with the consummation of the AltC IPO, the proceeds held in the trust account have been invested only in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 185 days or less, in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations or cash. Pursuant to the trust agreement, the trustee is not permitted to invest in other securities or assets. By restricting the investment of the proceeds to these instruments, and by having a business plan targeted at acquiring and growing businesses for the long-term (rather than on buying and selling businesses in the manner of a merchant bank or private equity fund), we do not believe we are an “investment company” within the meaning of the Investment Company Act.

The AltC IPO was not intended for persons seeking a return on investments in government securities or investment securities. The trust account is intended as a holding place for funds pending the earliest to occur of: (i) the completion of our primary business objective, which is a business combination; (ii) the redemption of any public shares properly submitted in connection with a stockholder vote to amend AltC’s current certificate of incorporation to modify the substance or timing of our obligation to provide for the redemption of our public shares in connection with an initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within the completion window; and (iii) absent a business combination, our return of the funds held in the trust account to our public stockholders as part of our redemption of the public shares. Because we have invested only in permitted instruments, we believe we are not an investment company. Nevertheless, we would not be able to rely on the safe harbor (should it be adopted). Instead, we would need to rely on the factors described above, and the SEC could deem us to be subject to regulation as an investment company for purposes of the Investment Company Act. If we were deemed to be subject to the Investment Company Act, compliance with these additional regulatory burdens would require additional expenses for which we have not allotted funds and may hinder our ability to consummate our initial business combination. If we are unable to complete our initial business combination within the completion window our public stockholders may receive only approximately $10.00 per share on the liquidation of our trust account. In certain circumstances, our public stockholders may receive less than $10.00 per share on the redemption of their shares if we are unable to complete our initial business combination within the completion window.

To mitigate the risk of being viewed as operating an unregistered investment company (including pursuant to the subjective test of Section 3(a)(1)(A) of the Investment Company Act of 1940), all funds in the trust account are held and will be held in cash (which may include demand deposit accounts) until the earlier of consummation of our initial business combination or liquidation. At such time, such cash (which may include demand deposit accounts) will be held in bank accounts, which will exceed federally insured limits as guaranteed by the Federal Deposit Insurance Corporation (the “FDIC”). While we will only place our trust account deposits with high-quality banks such as JPMorgan Chase Bank N.A., only a small portion of the funds in our trust account will be guaranteed by the FDIC.

We may be subject to a new 1% U.S. federal excise tax in connection with redemptions of our common stock.

On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into law. The IR Act provides for, among other things, a new 1% U.S. federal excise tax on certain repurchases (including redemptions) of stock by publicly traded U.S. corporations after December 31, 2022. The excise tax is imposed on the repurchasing corporation itself, not its stockholders from whom the shares are repurchased (although it may reduce the amount of cash distributable in a current or subsequent redemption). The amount of the excise tax is 1% of the fair market value of any shares repurchased by the repurchasing corporation during a taxable year, which may be potentially netted by the fair market value of certain new stock issuances by the repurchasing corporation during the same taxable year. In addition, a number of exceptions apply to this excise tax. The U.S. Department of the Treasury (the “Treasury”) has been given authority to provide regulations and other guidance to carry out, and prevent the abuse or avoidance of, this excise tax.

On December 27, 2022, the Treasury published Notice 2023-2, which provided clarification on some aspects of the application of the excise tax. The notice generally provides that if a publicly traded U.S. corporation completely liquidates and dissolves, distributions in such complete liquidation and other distributions by such corporation in the same taxable year in which the final distribution in complete liquidation and dissolution is made are not subject to the excise tax.

Because any such excise tax would be payable by us and not by the redeeming holder, it could cause a reduction in the value of our Class A common stock, cash available with which to effectuate a business combination or cash available for distribution in a subsequent liquidation. Whether and to what extent we would be subject to the excise tax in connection with a business combination will depend on a number of factors, including (i) the structure of the business combination, (ii) the fair market value of the redemptions and repurchases in connection with the business combination, (iii) the nature and amount of any “PIPE” or other equity issuances in connection with the business combination (or any other equity issuances within the same taxable year of the business combination) and (iv) the content of any subsequent regulations, clarifications, and other guidance issued by the Treasury. However, to mitigate this uncertainty, funds held in the trust account prior to the termination of such account, including any interest thereon, will not be used to pay for excise tax liabilities with respect to redemptions of the Class A common stock, prior to or in connection with an extension of the completion window, a business combination or our liquidation.

Risks Related to the Redemption

Unless the context otherwise requires, references to “we,” “our” and “us” generally refer to AltC prior to the business combination.

You must tender your AltC public shares in order to validly exercise your redemption rights.

In connection with tendering your shares for redemption, you must request in writing that AltC redeem your AltC public shares for cash and elect either to physically tender your common stock certificates to AltC’s transfer agent or to deliver your shares of common stock to the transfer agent electronically using The Depository Trust Company’s DWAC System, which election would likely be determined based on the manner in which you hold your shares of common stock, in each case, by two business days prior to the special meeting. The requirement for physical or electronic delivery by two business days prior to the special meeting ensures that a redeeming holder’s election to redeem is irrevocable once the business combination is approved. Any failure to observe these procedures will result in your loss of redemption rights in connection with the vote on the business combination.

AltC does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for us to complete a business combination with which a substantial majority of AltC’s stockholders do not agree. AltC’s existing charter does not provide a specified maximum redemption threshold, except that AltC will not redeem public shares in an amount that would cause AltC’s net tangible assets to be less than $5,000,001 (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act). However, the Merger Agreement provides that AltC’s and Oklo’s respective obligations to consummate the business combination are conditioned on AltC having at least $5,000,001 of net tangible assets as of the Closing. As a result, AltC may be able to complete the business combination even though a substantial portion of public stockholders do not agree with the transaction and have redeemed their shares or have entered into privately negotiated agreements to sell their shares to Sponsor, directors or officers or their affiliates. As of the date of this proxy statement/prospectus/consent solicitation statement, except for the Sponsor Commitment, no agreements with respect to the private purchase of public shares by AltC or the persons described above have been entered into with any such investor or holder. AltC will file a Current Report on Form 8-K with the SEC to disclose private arrangements entered into or significant private purchases made by any of the aforementioned persons that would affect the vote on the business combination proposal or other proposals (as described in this proxy statement/prospectus/consent solicitation statement) at the special meeting. For more information regarding the Sponsor Commitment, please see the section entitled “Proposal No. 1 — The Business Combination Proposal — Certain Agreements Related to the Business Combination — Sponsor Agreement.”

In the event that the aggregate cash consideration that AltC would be required to pay for all shares of AltC public shares that are validly submitted for redemption, plus any amount required to satisfy the foregoing cash condition pursuant to the terms of the Merger Agreement, exceeds the aggregate amount of cash available to AltC, AltC may not complete the business combination or redeem any shares, and all shares of AltC public shares submitted for redemption will be returned to the holders thereof and AltC may instead search for an alternate business combination.

Public stockholders, together with any affiliates of theirs or any other person with whom they are acting in concert or as a “group,” will be restricted from seeking redemption rights with respect to more than 15% of the public shares.

A public stockholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13(d) of the Exchange Act), will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group’s shares, in excess of 15% of the AltC public shares unless such stockholder first obtains AltC’s prior consent. In order to determine whether a stockholder is acting in concert or as a group with another stockholder, AltC will require each public stockholder seeking to exercise redemption rights to certify to AltC whether such stockholder is acting in concert or as a group with any other stockholder. Such certifications, together with other public information relating to stock ownership available to AltC at that time, such as Schedule 13D, Schedule 13G and Section 16 filings under the Exchange Act, will be the sole basis on which AltC makes the above-referenced determination. Your inability to redeem any such excess shares will reduce your influence over AltC’s ability to consummate the business combination and you could suffer a material loss on your investment in AltC if you sell such excess shares in open market transactions.

Additionally, you will not receive redemption distributions with respect to such excess shares if AltC consummates the business combination. As a result, you will continue to hold that number of shares aggregating to more than 15% of the shares sold in the AltC IPO and, in order to dispose of such excess shares, would be required to sell your stock in open market transactions, potentially at a loss. AltC cannot assure you that the value of such excess shares will appreciate over time following the business combination or that the market price of AltC public shares will exceed the per-share redemption price. Notwithstanding the foregoing, stockholders may challenge AltC’s determination as to whether a stockholder is acting in concert or as a group with another stockholder in a court of competent jurisdiction.

However, AltC’s stockholders’ ability to vote all of their shares (including such excess shares) for or against the business combination is not restricted by this limitation on redemption.

There is no guarantee that a stockholder’s decision whether to redeem its shares for a pro rata portion of the trust account will put the stockholder in a better future economic position.

We can give no assurance as to the price at which a stockholder may be able to sell its public shares in the future following the completion of the business combination or any alternative business combination.

Certain events following the consummation of any initial business combination, including the business combination, may cause an increase in our share price, and may result in a lower value realized now than a stockholder of AltC might realize in the future had the stockholder not redeemed its shares. Similarly, if a stockholder does not redeem its shares, the stockholder will bear the risk of ownership of the public shares after the consummation of any initial business combination, and there can be no assurance that a stockholder can sell its shares in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus/consent solicitation statement. A stockholder should consult the stockholder’s own tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.

Stockholders of AltC who wish to redeem their AltC public shares for a pro rata portion of the trust account must comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline. If stockholders fail to comply with the redemption requirements specified in this proxy statement/prospectus/consent solicitation statement, they will not be entitled to redeem their AltC public shares for a pro rata portion of the funds held in the trust account.

Stockholders electing to redeem their AltC public shares will receive their pro rata portion of the trust account less franchise and income taxes payable, calculated as of two business days prior to the anticipated consummation of the business combination. Please see the section entitled “Special Meeting of AltC Stockholders — Redemption Rights” of this proxy statement/prospectus/consent solicitation statement for additional information on how to exercise your redemption rights.

If, despite AltC’s compliance with the proxy rules, a stockholder fails to receive AltC proxy materials, such stockholder may not become aware of the opportunity to redeem its AltC public shares. In addition, the proxy materials that AltC is furnishing to holders of AltC public shares in connection with the business combination describes the various procedures that must be complied with in order to validly redeem AltC public shares. In the event that a stockholder fails to comply with these procedures, its AltC public shares may not be redeemed.

Risks if the Adjournment Proposal Is Not Approved

If the adjournment proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the business combination, the AltC Board will not have the ability to adjourn the special meeting to a later date in order to solicit further votes, and, therefore, the business combination will not be approved.

The AltC Board is seeking approval to adjourn the special meeting to a later date or dates if, at the special meeting, AltC is unable to consummate the business combination. If the adjournment proposal is not approved, the AltC Board will not have the ability to adjourn the special meeting to a later date and, therefore, the business combination would not be completed.

SPECIAL MEETING OF ALTC STOCKHOLDERS

General

AltC is furnishing this proxy statement/prospectus/consent solicitation statement to AltC stockholders (“you”) as part of the solicitation of proxies by the AltC Board for use at the special meeting of AltC stockholders (the “special meeting”) to be held on                , 2023, and at any adjournment or postponement thereof. This proxy statement/prospectus/consent solicitation statement provides AltC stockholders with information they need to know to be able to vote or instruct their vote to be cast at the special meeting.

Date, Time and Place

The special meeting will be held via live webcast at                a.m. Eastern Time, on                , 2023. The special meeting can be accessed by visiting                , where you will be able to listen to the meeting live and vote during the meeting. Please note that you will only be able to access the special meeting by means of remote communication. Please have your control number, which can be found on your proxy card, to join the special meeting. If you do not have a control number, please contact Continental Stock Transfer & Trust Company, the transfer agent.

Purpose of the Special Meeting

At the special meeting, AltC is asking holders of AltC common stock to consider and vote upon:

1.	a proposal to (a) approve and adopt the Merger Agreement and the related agreements to which AltC is a party and (b) approve the Merger and the other Transactions — we refer to this proposal as the “business combination proposal”;
2.	a proposal to approve and adopt the proposed second amended and restated certificate of incorporation of the Post-Closing Company (the “Post-Closing Company’s certificate of incorporation”) — we refer to this proposal as the “charter proposal.” A copy of the Post-Closing Company’s certificate of incorporation is attached to this proxy statement/prospectus/consent solicitation statement as Annex B;
3.	a proposal to approve, on a non-binding advisory basis, certain governance provisions in the Post-Closing Company’s certificate of incorporation, presented separately in accordance with the United States Securities and Exchange Commission (“SEC”) requirements — we refer to this proposal as the “governance proposal”;
4.	a proposal to approve and adopt the Incentive Plan and the material terms thereof, including the authorization of the initial share reserve thereunder — we refer to this proposal as the “incentive plan proposal.” A copy of the Incentive Plan is attached to this proxy statement/prospectus/consent solicitation statement as Annex F;
5.	a proposal to approve and adopt the ESPP and the material terms thereof, including the authorization of the initial share reserve thereunder — we refer to this proposal as the “ESPP proposal.” A copy of the ESPP is attached to this proxy statement/prospectus/consent solicitation statement as Annex G;
6.	a proposal to elect seven directors to serve staggered terms on the Post-Closing Company Board following the consummation of the business combination until immediately following the date of the 2024, 2025 and 2026 annual stockholder meetings, or in each case until their respective successors are duly elected and qualified, or until their earlier resignation, removal or death — we refer to this proposal as the “director election proposal”;
7.	a proposal to approve, for purposes of complying with the applicable provisions of Section 312.03 of the NYSE’s (as defined below) Listed Company Manual, (a) the issuance of more than 20% of AltC’s issued and outstanding shares of common stock in connection with the business combination and (b) the issuance of shares of AltC Class A common stock to a Related Party (as defined in Section 312.03 of the NYSE’s Listed Company Manual) in connection with the Transactions — we refer to this proposal as the “NYSE proposal”; and
8.	a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the business combination proposal, the charter proposal, the governance proposal, the incentive plan proposal, the ESPP proposal, the director election proposal or the NYSE proposal — we refer to this proposal as the “adjournment proposal.”

Recommendation of the AltC Board

Of those who voted, the AltC Board unanimously recommends that stockholders vote “FOR” the business combination proposal, “FOR” the charter proposal, “FOR” the governance proposal, “FOR” the incentive plan proposal, “FOR” the ESPP proposal, “FOR” each of the director nominees named in the director election proposal, “FOR” the NYSE proposal and, if presented, “FOR” the adjournment proposal.

When you consider the AltC Board’s recommendation of these proposals, you should keep in mind that our directors and officers, as well as the Sponsor, have interests in the Transactions that are different from, or in addition to, the interests of AltC stockholders generally. Please see the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of Certain AltC Persons in the Business Combination” for additional information. The AltC Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Transactions and in recommending to AltC stockholders that they vote “FOR” the proposals presented at the special meeting.

AltC Record Date; Persons Entitled to Vote

AltC has fixed the close of business on                , 2023 (the “AltC record date”) as the record date for determining AltC stockholders entitled to notice of, and to attend and vote at, the special meeting. As of the close of business on the AltC record date, there were                 shares of AltC common stock outstanding and entitled to vote. Each share of AltC common stock is entitled to one vote per share at the special meeting.

Quorum

The presence at the special meeting by attendance via the virtual meeting website or by proxy, of a majority of the voting power of all the outstanding shares of AltC common stock as of the record date entitled to vote constitutes a quorum at the special meeting. Proxies that are marked “abstain” will be treated as shares of AltC common stock present for purposes of determining the presence of a quorum on all matters. Broker non-votes will not be counted for the purposes of determining the existence of a quorum or for purposes of determining the number of votes cast at the special meeting.

AltC’s current bylaws permit the chair of the special meeting to adjourn the special meeting, whether or not there is a quorum, to a later date, time and place. Notice of such adjournment need not be given if the date, time and place (or means of remote communication, if any) of the adjourned meeting are announced at the special meeting.

Vote Required

The approval of each of the business combination proposal, the governance proposal (which is a non-binding advisory vote), the incentive plan proposal, the ESPP proposal, the NYSE proposal and, if presented, the adjournment proposal require the affirmative vote of a majority of the votes cast by holders of outstanding shares of AltC common stock represented at the special meeting by attendance via the virtual meeting website or by proxy and entitled to vote at the special meeting. Accordingly, if a valid quorum is established, an AltC stockholder’s failure to vote by proxy or to vote at the special meeting with regard to the business combination proposal, the governance proposal, the incentive plan proposal, the ESPP proposal, the NYSE proposal and, if presented, the adjournment proposal will have no effect on such proposals.

The approval of the charter proposal requires the affirmative vote of holders of a majority of the outstanding shares of AltC Class B common stock entitled to vote thereon at the special meeting, voting separately, as well as the affirmative vote of holders of a majority of the outstanding shares of AltC Class A common stock and AltC Class B common stock entitled to vote thereon at the special meeting, voting together as a single class. Accordingly, if a valid quorum is established, an AltC stockholder’s failure to vote by proxy or to vote at the special meeting with regard to the charter proposal will have the same effect as a vote “AGAINST” such proposal.

Directors are elected by a plurality of all of the votes cast by holders of shares of AltC common stock represented at the special meeting by attendance via the virtual meeting website or by proxy and entitled to vote thereon at the special meeting. This means that the seven director nominees who receive the most affirmative votes will be elected. AltC stockholders may not cumulate their votes with respect to the election of directors. Accordingly, if a valid quorum is established, an AltC stockholder’s failure to vote by proxy or to vote at the special meeting or a withhold vote with regard to a director nominee named in the director election proposal will have no effect on such proposal.

Consummation of the business combination is conditioned on the approval of each of the business combination proposal, the charter proposal, the incentive plan proposal, the ESPP proposal, the director election proposal and the NYSE proposal. It is important for you to note that in the event that the business combination proposal, the charter proposal, the incentive plan proposal, the ESPP proposal, the director election proposal or the NYSE proposal do not receive the requisite vote for approval, we will not consummate the business combination and no approved proposal will have any effect.

Effect of Abstentions and Broker Non-Votes

Abstentions will have no effect on the outcome of each of the business combination proposal, the governance proposal, the incentive plan proposal, the ESPP proposal, the director election proposal, the NYSE proposal and, if presented, the adjournment proposal. However, abstentions will count as a vote “AGAINST” the charter proposal.

Under the rules of various national and regional securities exchanges, your broker, bank or nominee cannot vote your shares of AltC common stock with respect to non-routine matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. We believe the proposals presented to the stockholders at the special meeting will be considered non-routine and, therefore, your broker, bank or nominee cannot vote your shares of AltC common stock without your instruction on any of the proposals presented at the special meeting. If you do not provide instructions with your proxy, your broker, bank or other nominee may deliver a proxy card expressly indicating that it is NOT voting your shares of AltC common stock; this indication that a broker, bank or nominee is not voting your shares is referred to as a “broker non-vote.”

Broker non-votes will not be counted for the purposes of determining the existence of a quorum or for purposes of determining the number of votes cast at the special meeting. Your bank, broker or other nominee can vote your shares of AltC common stock only if you provide instructions on how to vote. You should instruct your broker to vote your shares of AltC common stock in accordance with directions you provide.

Broker non-votes will count as a vote “AGAINST” the charter proposal but will not have any effect on the outcome of any other proposals.

Voting Your Shares

Each share of AltC common stock that you own in your name entitles you to one vote. If your shares of AltC common stock are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

There are two ways to vote your shares of AltC common stock at the special meeting:

●	You Can Vote By Signing and Returning the Enclosed Proxy Card. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares of AltC common stock as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares of AltC common stock, your shares will be voted “FOR” the business combination proposal, “FOR” the charter proposal, “FOR” the governance proposal, “FOR” the incentive plan proposal, “FOR” the ESPP proposal, “FOR” each of the director nominees named in the director election proposal, “FOR” the NYSE proposal and, if presented, “FOR” the adjournment proposal. Votes received after a matter has been voted upon at the special meeting will not be counted.
●	You can attend the special meeting via the virtual meeting platform and vote during the meeting by following the instructions on your proxy card. You can access the special meeting by visiting the website . You will need your control number for access. If you do not have a control number, please contact Continental Stock Transfer & Trust Company. Instructions on how to attend and participate at the special meeting are available at .

However, if your shares of AltC common stock are held in the name of your broker, bank or another nominee, you must get a proxy card from the broker, bank or other nominee. That is the only way AltC can be sure that the broker, bank or nominee has not already voted your shares.

Revoking Your Proxy

If you are an AltC stockholder and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

●	you may send another proxy card with a later date;
●	you may notify AltC’s secretary in writing before the special meeting that you have revoked your proxy; or
●	you may attend the special meeting, revoke your proxy, and vote at the special meeting, as indicated above.

Who Can Answer Your Questions About Voting Your Shares

If you are an AltC stockholder and have any questions about how to vote or direct a vote in respect of your shares of AltC common stock, you may contact Morrow, AltC’s proxy solicitor, by phone at (800) 662-5200 (Toll Free) or by email at ALCC.info@investor.morrowsodali.com, or AltC by phone at (212) 380-7500 or by email at info@churchillcapitalcorp.com.

Redemption Rights

Pursuant to AltC’s current certificate of incorporation, AltC public stockholders may seek to redeem their AltC public shares for cash, regardless of whether they vote “for” or “against” the business combination proposal. Any AltC stockholder holding AltC public shares as of the AltC record date may demand that AltC redeem such shares for cash in an amount equal to their pro rata portion of the funds held in the trust account (which, for illustrative purposes, was approximately $      per share as of the AltC record date), calculated as of two business days prior to the anticipated consummation of the business combination. If a holder of AltC public shares properly exercises their redemption rights as described in this section and the business combination is consummated, AltC will redeem such holder’s shares for a pro rata portion of funds held in the trust account and the holder will no longer own AltC public shares following the business combination.

Notwithstanding the foregoing, a holder of AltC public shares, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption rights with respect to more than 15% of the AltC public shares. Accordingly, all AltC public shares in excess of 15% held by an AltC public stockholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group,” will not be redeemed for cash. Moreover, pursuant to the terms of the Sponsor Agreement, the Sponsor and the Insiders have each agreed to waive any redemption rights with respect to any shares of AltC Class A common stock they own in connection with the consummation of the business combination.

Holders of AltC common stock may demand redemption by delivering their shares, either physically or electronically using Depository Trust Company’s DWAC System, and requesting in writing that AltC redeem such AltC public shares for cash to Continental Stock Transfer & Trust Company, AltC’s transfer agent, at least two business days prior to the vote at the special meeting. If you hold the shares of AltC common stock in street name, you will have to coordinate with your broker to have your shares certificated or delivered electronically. Certificates that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares of AltC common stock or delivering them through the DWAC System. The transfer agent will typically charge the tendering broker $100 and it would be up to the broker whether or not to pass this cost on to the redeeming stockholder. In the event the business combination is not consummated, this may result in an additional cost to AltC stockholders for the return of their shares.

Any request to redeem AltC public shares, once made, may be withdrawn at any time up to the vote on the business combination proposal. Furthermore, if a holder of AltC public shares delivered their certificate in connection with an election of their redemption and subsequently decides prior to the applicable date not to elect to exercise such rights, they may simply request that the transfer agent return the certificate (physically or electronically).

If the business combination is not approved or completed for any reason, then AltC public stockholders that elected to exercise their redemption rights will not be entitled to redeem their AltC public shares for cash in an amount equal to their pro rata portion of the funds held in the trust account, as applicable. In such case, AltC will promptly return any AltC public shares delivered by stockholders. Additionally, if AltC would be left with less than $5,000,001 of net tangible assets as a result of the holders of AltC public shares properly demanding redemption of their shares for cash, AltC will not be able to consummate the business combination.

The closing price of AltC Class A common stock on the AltC record date was $      per share. The cash held in the trust account on such date was approximately $      ($      per AltC public share). Prior to exercising redemption rights, AltC stockholders should verify the market price of AltC common stock as they may receive higher proceeds from the sale of their common stock in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. AltC cannot assure its stockholders that they will be able to sell their shares of AltC common stock in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when AltC stockholders wish to sell their shares.

If a holder of AltC public shares properly exercises their redemption rights and the business combination is consummated, then they will be exchanging their AltC public shares for cash and will no longer own those shares. They will be entitled to receive cash for their AltC public shares only if they properly exercise their redemption rights no later than the close of the vote on the business combination proposal by delivering their stock certificate (either physically or electronically) to AltC’s transfer agent prior to the vote at the special meeting.

Pursuant to the Sponsor Agreement, the Sponsor and the Insiders have agreed to waive their redemption rights with respect to all of their shares of AltC common stock in connection with the consummation of the business combination and, because of this, such shares of AltC common stock are excluded from the pro rata calculation used to determine the per-share redemption price. As is customary in transactions of this type, the Sponsor and the Insiders did not receive any consideration for waiving their redemption rights.

Appraisal Rights

AltC stockholders do not have appraisal rights in connection the business combination under the DGCL.

Proxy Solicitation Costs

AltC is soliciting proxies on behalf of its board of directors. This solicitation is being made by mail. AltC and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. AltC will bear the cost of the solicitation.

AltC has hired Morrow to assist in the proxy solicitation process. AltC will pay that firm a fee of $30,000 for each of the special meeting and the meeting in connection with the Extension Proxy, totaling $60,000, plus disbursements. Such payment will be made from non-trust account funds.

AltC will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. AltC will reimburse them for their reasonable expenses.

Purchases of Shares

The Sponsor and/or its affiliates may purchase shares in privately negotiated transactions or in the open market either prior to or following the completion of the business combination, although they are under no obligation to do so. Such a purchase may include a contractual acknowledgement that such stockholder, although still the record holder of our shares is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event shares are purchased in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. The purposes of such purchases would be to reduce the number of shares of AltC Class A common stock that may be redeemed in connection with the business combination, and may include a business decision to increase such purchaser’s ownership at an attractive price. In addition, the Sponsor and/or its affiliates may purchase shares of AltC Class A common stock on the open market prior to the special meeting and separate from the redemption process conducted in connection with the business combination (“Open Market Purchases”). The Sponsor and/or its respective affiliates shall only make

Open Market Purchases to the extent the price per share of AltC Class A common stock so acquired is no higher than the redemption price that would be available in connection with the redemption procedures described in this proxy statement/prospectus/consent solicitation statement. In addition, the Sponsor and/or its affiliates will waive any redemption rights with respect to any shares of AltC Class A common stock purchased in Open Market Purchases and will not vote any shares of AltC Class A common stock purchased in Open Market Purchases in favor of the proposals. While the exact nature of any such arrangements has not been determined as of the date of this proxy statement/prospectus/consent solicitation statement, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and, with Oklo’s consent, the transfer to such investors or holders of shares owned by the Sponsor for nominal value.

Entering into any such arrangements may have a depressive effect on the common stock. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares such person owns, either prior to or immediately after the special meeting.

If such transactions are effected, the consequence could be to cause the business combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the Oklo business combination proposal and other proposals and would likely increase the chances that such proposals would be approved.

No agreements dealing with the above arrangements or purchases have been entered into as of the date of this proxy statement/prospectus/consent solicitation statement by the Sponsor or any of its affiliates. AltC will file a Current Report on Form 8-K to disclose arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the business combination proposal or the satisfaction of any closing conditions. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

SOLICITATION OF WRITTEN CONSENTS OF OKLO STOCKHOLDERS

This section contains information for Oklo stockholders regarding the solicitation of written consents to approve a proposal to approve and adopt the Merger Agreement and the related agreements to which Oklo is a party and to approve the Merger and the other Transactions (the “Oklo business combination proposal”), by executing and delivering the written consent furnished with this proxy statement/prospectus/consent solicitation statement.

General

The Oklo Board is providing this proxy statement/prospectus/consent solicitation statement to Oklo stockholders. Oklo stockholders are being asked to consider and consent to the Oklo business combination proposal by executing and delivering the written consent furnished with this proxy statement/prospectus/consent solicitation statement.

Recommendation to Oklo Stockholders

The Oklo Board (excluding Sam Altman, who recused himself from the Oklo Board with respect to the business combination) has considered the business combination and the terms of the Merger Agreement and the related agreements and has determined that the Oklo business combination proposal is fair to, and in the best interests of, Oklo and its stockholders. Of those who voted, the Oklo Board unanimously recommends that Oklo stockholders approve the Oklo business combination proposal by submitting a written consent.

When you consider the Oklo Board’s recommendation of this proposal, you should keep in mind that certain executive officers and directors of Oklo have interests in the business combination that may be different from, or in addition to, the interests of Oklo stockholders generally. Please see the section entitled “— Interests of Certain Persons in the Business Combination” for additional information. The Oklo Board was aware of and considered these interests, among other matters, in evaluating and negotiating the business combination and in recommending to Oklo stockholders that they consent to the Oklo business combination proposal.

Oklo Stockholders Entitled to Consent

Only Oklo stockholders of record as of the close of business on                , 2023 (the “Oklo record date”) will be entitled to execute and deliver a written consent. As of the close of business on the Oklo record date, there were                 shares of Oklo common stock outstanding and                 shares of Oklo preferred stock outstanding, consisting of                 shares of Oklo Series A-1 preferred stock,                 shares of Oklo Series A-2 preferred stock and                 shares of Oklo Series A-3 preferred stock, in each case entitled to execute and deliver written consents with respect to the Oklo business combination proposal. The shares of Oklo preferred stock, when voting with the shares of Oklo common stock as a single class, will vote on an as-converted to common stock basis. As of the Oklo record date, each outstanding share of Oklo Series A-1 preferred stock, Oklo Series A-2 preferred stock and Oklo Series A-3 preferred stock was convertible into one share of Oklo common stock. Each holder of Oklo common stock is entitled to one vote for each share of Oklo common stock held as of the Oklo record date. Each holder of Oklo preferred stock is entitled to a number of votes equal to the number of shares of Oklo common stock into which the shares of Oklo preferred stock held by such holder could be converted as of the Oklo record date.

Required Written Consents

The approval of the Oklo business combination proposal requires the affirmative vote in favor of the proposal by holders of at least (a) a majority of the issued and outstanding shares of Oklo common stock and Oklo preferred stock (voting together as a single class on an as-converted to common stock basis) and (b) 60% of the issued and outstanding shares of Oklo preferred stock (voting together as a single class).

Immediately after the execution of the Merger Agreement, AltC, Oklo and certain Oklo stockholders entered into the Oklo Voting and Support Agreements. Pursuant to the terms thereof, among other things, the Oklo stockholders party thereto, whose ownership interests collectively represent 62.3% of Oklo outstanding preferred stock and 71.3% of outstanding Oklo common stock and Oklo preferred stock (voting on an as-converted basis), which is sufficient to approve the Oklo business combination proposal on behalf of Oklo, have agreed to support the approval of the Oklo business combination proposal. Please see the section entitled “Proposal No. 1 — The Business Combination Proposal — Certain Agreements Related to the Business Combination — Oklo Voting and Support Agreements” for additional information.

Oklo Board’s Reasons for the Approval of the Business Combination

In reaching its decision to approve the Oklo business combination proposal and resolving to recommend that Oklo stockholders consent to the Oklo business combination proposal, the Oklo Board consulted with Oklo’s management, as well as its financial and legal advisors, and considered a number of factors, including its knowledge of Oklo’s business, operations, financial condition, competitive position and prospects. Among the various factors that the Oklo Board considered in favor of its decision are:

●	Other Alternatives. It is the belief of the Oklo Board, after review of alternative strategic opportunities from time to time, including strategic transactions with other partners and the possibility of, and benefits and risks associated with, continuing to operate Oklo as an independent, stand-alone entity (including following a traditional initial public offering) and other merger prospects, that the proposed business combination represented a better opportunity for Oklo to create value for Oklo stockholders.
●	Terms of the Merger Agreement. The Oklo Board considered the terms and conditions of the Merger Agreement, including but not limited to the nature and scope of the closing conditions and the likelihood of obtaining any necessary approvals.
●	Consideration Received by Oklo Stockholders. The Oklo Board considered the form and amount of consideration to be received by Oklo stockholders in the proposed business combination under the terms and conditions of the Merger Agreement, including the right that the Eligible Oklo Equityholders will have to receive the Earnout Shares.
●	Size of Post-Combination Company. The Oklo Board considered the implied enterprise value of approximately $850,000,000 for Oklo at the Closing, subject to increase to reflect net proceeds raised by the Company prior to Closing via a Permitted Equity Financing.
●	Access to Capital. The Oklo Board considered the current economic, industry and market conditions affecting Oklo, Oklo’s projected financial results and cash flows, Oklo’s prospects as a private entity and the needs of Oklo to obtain substantial additional financing in the future and the cost of alternative means of raising capital, and it expected that the proposed business combination would be a more time- and cost-effective means to access capital than other options considered. The Oklo Board also considered the fact that it believed that the business combination could (assuming minimal redemptions) result in Oklo’s business model being fully funded up until such time as Oklo was projected to be cash flow positive.
●	Voting and Support Agreements. The Oklo Board considered that certain Oklo stockholders, whose ownership interests collectively represent the outstanding shares of Oklo common stock and Oklo preferred stock (voting on an as-converted basis) sufficient to approve the Oklo business combination proposal on behalf of Oklo, were expected to enter into the Oklo Voting and Support Agreements with AltC pursuant to which such Oklo stockholders would agree to support the approval of the Oklo business combination proposal.
●	Registration Rights Agreements. The Oklo Board also considered that, in connection with the execution of the Merger Agreement, certain Oklo stockholders, whose ownership interests collectively represent 58.9% of the outstanding Oklo common stock and Oklo preferred stock (on an as-converted basis), were expected to enter into the Registration Rights Agreement with AltC and the Sponsor pursuant to which, among other things, they would agree not to transfer their interests in the Post-Closing Company for six months after the Closing (and up to 36 months for certain directors and officers), subject to certain customary exceptions.

The Oklo Board also considered the following uncertainties, risks and other potentially negative factors:

●	Risk that the business combination may not be completed. The Oklo Board considered the risk that the business combination might not be consummated in a timely manner, or at all, due to a lack of stockholder approval or failure to satisfy various conditions to closing.
●	Impact on reputation and business if the business combination is not completed. The Oklo Board considered the possibility that there may be an adverse effect on Oklo’s reputation and business in the event the business combination is not completed.

●	Expenses and challenges. The Oklo Board considered the expenses to be incurred in connection with the business combination.
●	Restrictions on operation of Oklo’s business. The Oklo Board considered the fact that, although Oklo will continue to exercise, consistent with the terms and conditions of the Merger Agreement, control and supervision over its operations prior to the completion of the business combination, the Merger Agreement generally obligates Oklo, subject to AltC’s prior consent (which consent may not be unreasonably conditioned, withheld, delayed or denied), to conduct its business in the ordinary course of business consistent with past practice and in accordance with specified restrictions, which might delay or prevent Oklo from undertaking certain business opportunities that might arise pending completion of the business combination.
●	Interests of Oklo executive officers and directors. The Oklo Board considered the fact that certain executive officers and directors of Oklo have interests in the business combination that may be different from, or in addition to, the interests of Oklo stockholders generally, including the manner in which they would be affected by the business combination and the other matters disclosed in the section entitled “— Interests of Certain Persons in the Business Combination.”
●	Other risks. The Oklo Board considered various other risks associated with the combined organization and the business combination, including the risks described in the section entitled “Risk Factors.”

The foregoing discussion of the Oklo Board’s reasons for its recommendation that Oklo stockholders approve the Oklo business combination proposal is not meant to be exhaustive, but addresses the material information and factors considered by the Oklo Board in consideration of its recommendation. In view of the wide variety of factors considered by the Oklo Board in connection with the evaluation of the business combination and the complexity of these matters, the Oklo Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, the Oklo Board did not reach any specific conclusion with respect to any of the particular factors considered. Instead, the Oklo Board conducted an overall analysis of the factors described above and made its determinations and recommendations based on the totality of the information reviewed. The judgments of individual members of the Oklo Board may have been influenced to a greater or lesser degree by different factors. The Oklo Board ultimately concluded that, in the aggregate, the potential benefits of the business combination outweighed the potential risks or negative consequences of the business combination.

Interests of Certain Persons in the Business Combination

In considering whether to approve the Oklo business combination proposal by executing and delivering the written consent, Oklo stockholders should be aware that aside from their interests as stockholders, Oklo’s executive officers and directors have interests in the business combination that are different from, or in addition to, those of other Oklo stockholders generally. Oklo stockholders should take these interests into account in deciding whether to approve the Oklo business combination proposal.

These interests include, among other things, the fact that:

●	The following executive officers of Oklo are expected to be appointed as executive officers of the Post-Closing Company following the consummation of the business combination: Jacob DeWitte, Caroline Cochran and R. Craig Bealmear;
●	The following members of the Oklo Board are expected to be appointed as directors of the Post-Closing Company following the consummation of the business combination: Jacob DeWitte, Sam Altman, Caroline Cochran, and ;
●	The executive officers of Oklo and members of the Oklo Board are holders of, or affiliated with entities that are holders of, Oklo equity interests and in such capacity will be entitled to receive the Merger Consideration payable to all holders of such equity interests pursuant to the terms of the Merger Agreement; and
●	Sam Altman, the co-founder and chief executive officer of AltC and a member of each of the AltC Board and the Oklo Board, (a) has an economic interest in 6,035,600 AltC founder shares and 700,100 AltC private placement shares through his ownership of a membership interest in Sponsor (but does not beneficially own any shares of AltC capital stock), (b) beneficially owns 519,858 shares of Oklo Series A-3 preferred stock held by Hydrazine Capital II, L.P., and (c) has an economic interest in (i) the 252,605 shares of Oklo common stock held by Y Combinator S2014, LLC, (ii) the 354,177 shares of Oklo Series A-1 preferred stock held by YC Holdings II, LLC and (iii) the 55,135 shares of Oklo Series A-2 preferred stock held by YCVC Fund I, LP. In connection with the Transactions, the shares of Oklo capital stock held by Hydrazine Capital II, L.P., Y Combinator S2014, LLC, YC Holdings II, LLC and YCVC Fund I, LP that Mr. Altman beneficially owns or has an economic interest in are expected to be converted into 7,582,269 shares of Post-Closing Company Class A common stock based on an assumed Exchange Ratio of 6.340. For more information about Mr. Altman’s economic interests in the Transactions, see the section entitled “Beneficial Ownership of Securities.”

Submission of Written Consents; Consent Deadline

You may consent to the Oklo business combination proposal with respect to your shares of Oklo capital stock by completing, dating and signing the written consent enclosed with this proxy statement/prospectus/consent solicitation statement and returning it to Oklo by the consent deadline (as defined below).

If you hold shares of Oklo capital stock as of the close of business on the Oklo record date and you wish to give your written consent, you must fill out the enclosed written consent, date and sign it, and promptly return it to Oklo. Once you have completed, dated and signed the written consent, you may deliver it to Oklo by emailing a .pdf copy to consents@oklo.com or by mailing a copy of such notice to Oklo Inc., 3190 Coronado Dr., Santa Clara, CA 95054, Attention: Consents.

The Oklo Board has set                , 2023 as the consent deadline. Oklo reserves the right to extend the consent deadline beyond                , 2023. Any such extension may be made without notice to Oklo stockholders.

Oklo stockholders should not send stock certificates with their written consents. At or prior to the Effective Time, AltC will instruct the Exchange Agent to issue to each Oklo stockholder the portion of the Merger Consideration to which such Oklo stockholder is entitled pursuant to the Merger Agreement at or promptly after the Closing.

Executing Written Consents; Revocation of Written Consents

Oklo stockholders may execute a written consent to approve the Oklo business combination proposal (which is equivalent to a vote for such proposal). If an Oklo stockholder does not return their written consent, it will have the same effect as a vote against the Oklo business combination proposal. If you are a record holder of shares of Oklo common stock and/or Oklo preferred stock and you return a signed written consent, you will have given your consent to approve the Oklo business combination proposal.

An Oklo stockholder’s consent to the Oklo business combination proposal may be changed or revoked at any time before the consent deadline. If an Oklo stockholder wishes to change or revoke their consent before the consent deadline, they may do so by delivering a notice of revocation, by emailing a .pdf copy of such notice to consents@oklo.com or by mailing a copy of such notice to Oklo Inc., 3190 Coronado Dr., Santa Clara, CA 95054, Attention: Consents.

Appraisal Rights

Pursuant to Section 262 of the DGCL, Oklo stockholders (including beneficial owners) that do not deliver a written consent approving the Oklo business combination proposal, which, among other things, adopts the Merger Agreement, and that otherwise strictly comply with the procedures set forth in Section 262 of the DGCL, have the right to seek appraisal of the fair value of their shares of Oklo common stock and/or preferred stock, as determined by the Delaware Court of Chancery, if the business combination is completed.

To exercise appraisal rights, Oklo stockholders (including beneficial owners seeking to exercise their appraisal rights) must strictly comply with the procedures prescribed by the DGCL. These procedures are summarized in the section entitled “Appraisal Rights — Appraisal Rights of Oklo Stockholders.” The relevant provisions of the DGCL are included as Annex I to this proxy statement/prospectus/consent solicitation statement. Oklo stockholders and beneficial owners are encouraged to read these provisions carefully and in their entirety. Moreover, due to the complexity of the procedures for exercising and perfecting the right to seek appraisal, Oklo stockholders and beneficial owners that are considering exercising and perfecting that right are encouraged to seek the advice of legal counsel. Failure to strictly comply with these provisions will result in a loss of the right of appraisal or dissent.

Tax Consequences of the Business Combination

For a description of certain U.S. federal income tax consequences of the business combination, please see the information set forth in the section entitled “Proposal No. 1 — The Business Combination Proposal — Material U.S. Federal Income Tax Consequences of the Business Combination to Oklo Stockholders.”

Solicitation of Written Consents; Expenses

The expense of preparing, printing and mailing these consent solicitation materials is being borne by Oklo. Officers and employees of Oklo may solicit consents by telephone and personally, in addition to solicitation by mail. These persons will receive their regular compensation but no special compensation for soliciting consents.

Assistance

If an Oklo stockholder needs assistance in completing their written consent or have questions regarding the consent solicitation, please contact consents@oklo.com.

PROPOSAL NO. 1 — THE BUSINESS COMBINATION PROPOSAL

AltC stockholders are being asked to (a) approve and adopt the Merger Agreement and the related agreements to which AltC is a party and (b) approve the business combination and the Transactions (the “business combination proposal”). The discussion in this proxy statement/prospectus/consent solicitation statement of the business combination and the principal terms of the Merger Agreement is subject to, and is qualified in its entirety by reference to, the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus/consent solicitation statement.

You should read carefully this proxy statement/prospectus/consent solicitation statement in its entirety for more detailed information concerning the Merger Agreement. Please see the section entitled “— Certain Agreements Related to the Business Combination — Merger Agreement” below, for additional information and a summary of certain terms of the Merger Agreement.

General

Structure of the Transactions

On July 11, 2023, AltC entered into the Merger Agreement with Merger Sub and Oklo. Pursuant to the Merger Agreement, the parties thereto will enter into the business combination by which Merger Sub will merge with and into Oklo, with Oklo surviving such merger as a wholly owned subsidiary of AltC.

The following diagram depicts the current ownership structure of Oklo and AltC:

The following diagram depicts the merger of Oklo into Merger Sub:

The following diagram illustrates the ownership structure of the Post-Closing Company immediately following the business combination. These levels of ownership interest (i) reflect the fact that no Permitted Equity Financing has occurred to date, and assumes no such Permitted Equity Financing will occur prior to completion of the business combination, (ii) assume that (a) no AltC public stockholder exercises their redemption rights in connection with the Transactions, (b) no AltC Class A common stock is issued to the Sponsor in connection with the conversion of unpaid amounts under the Working Capital Loans, (c) no shares of AltC Class A common stock are issued to the Sponsor in connection with the Sponsor Commitment, and (d) there are no other issuances of equity interests of AltC or Oklo and (iii) do not take into account (A) any assumed Oklo options that may be exercised after the consummation of the business combination, for which an estimated 7,007,456 shares of Post-Closing Company Class A common stock are expected to be reserved, (B) any Earnout Shares (up to an aggregate of 15,000,000 shares) that may be issued upon the occurrence of an Earnout Triggering Event during the Earnout Period or (C) the potential issuance of any shares of Post-Closing Company Class A common stock reserved for issuance under the Incentive Plan and the ESPP:

The ownership structure of the Post-Closing Company may differ from what is illustrated in the foregoing diagram. For more information on the ownership structure of the Post-Closing Company immediately following the business combination in the No Redemption Scenario, the $275 Million, the $250 Million Scenario, the $200 Million Scenario and the $125 Million Scenario, please see the section of this proxy statement/prospectus/consent solicitation statement entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

Merger Consideration

Oklo will take all actions necessary or appropriate so that, immediately prior to the Closing, (a) all shares of Oklo preferred stock will be converted into shares of Oklo common stock in accordance with the terms of Oklo’s current certificate of incorporation (the “Preferred Conversion”) and (b) all Oklo SAFEs will be converted into shares of Oklo common stock in accordance with the terms of such Oklo SAFEs, in each case pursuant to the terms of the Merger Agreement (the “SAFE Conversion” and, together with the Preferred Conversion, the “Conversion”). All of the Oklo preferred stock and Oklo SAFEs which convert into Oklo common stock will no longer be outstanding, and each holder of Oklo preferred stock and Oklo SAFEs will thereafter cease to have any rights with respect to such Oklo preferred stock and Oklo SAFEs, respectively.

Subject to the terms of the Merger Agreement, the aggregate consideration to be paid to Oklo equityholders, including Oklo stockholders and holders of Oklo SAFEs and outstanding Oklo options (the “Merger Consideration”) will be (a) (i) $850,000,000 plus (ii) the amount of any net proceeds raised by Oklo prior to Closing through the sale (or a series of related sales) of its equity securities in a bona fide equity financing transaction (subject to certain limitations, a “Permitted Equity Financing”), if any (the sum of (i) and (ii), the “Equity Value”)), which will be paid entirely in shares of AltC common stock in an amount equal to $10.00 per share, in addition to (b) the contingent right for Eligible Oklo Equityholders to receive Earnout Shares, in three separate tranches equal to 7,500,000 shares of Post-Closing Company Class A common stock, 5,000,000 shares of Post-Closing Company Class A common stock, and 2,500,000 shares of Post-Closing Company Class A common stock, that will be issued upon the occurrence of an Earnout Triggering Event during the Earnout Period.

Each share of Oklo common stock issued and outstanding immediately prior to the Closing will be automatically surrendered and exchanged for the right to receive a number of shares of AltC Class A common stock equal to the Exchange Ratio, which is based on the per share Equity Value (calculated in accordance with the Merger Agreement). Assuming a Closing Date of                , 2023, we expect that the Exchange Ratio will be approximately 6.340 shares of AltC Class A common stock for each issued and outstanding share of Oklo common stock. See the section entitled “Proposal No. 1 — The Business Combination Proposal — General — Merger Consideration.”

At the Effective Time, by virtue of the business combination and without any further action on the part of AltC, Merger Sub, Oklo or any holder of any securities of AltC or Oklo, the following will occur:

●	Each share of Oklo common stock (including shares of Oklo common stock issued upon the Conversion) issued and outstanding immediately prior to the Effective Time (other than Excluded Shares and Dissenting Shares) will be automatically surrendered and exchanged for (a) the right to receive a number of shares of AltC Class A common stock equal to the Exchange Ratio and (b) the contingent right to receive Earnout Shares that may be issued during the Earnout Period (the “per share Merger Consideration), in each case in accordance with the terms of the Merger Agreement.
●	Each issued and outstanding share of common stock of Merger Sub will be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.0001 per share, of Oklo, which will constitute the only outstanding shares of common stock of Oklo as the surviving entity.
●	Each share of Oklo capital stock held in Oklo’s treasury or owned by AltC, Merger Sub or Oklo immediately prior to the Effective Time (each, an “Excluded Share”) will automatically be cancelled or surrendered (as applicable) and no consideration will be paid or payable with respect thereto.

For more information regarding the sources and uses of the funds utilized to consummate the business combination, please see the section entitled “Proposal No. 1 — The Business Combination Proposal — Sources and Uses of Funds for the Transactions.”

Exchange and Fractional Shares

Immediately prior to or at the Effective Time, AltC will deposit, or cause to be deposited, with Continental Stock Transfer & Trust Company (the “Exchange Agent”) evidence in book-entry form of shares of AltC Class A common stock representing the number of shares of AltC Class A common stock sufficient to deliver the Merger Consideration.

At or prior to the Effective Time, AltC will instruct the Exchange Agent to issue to each Oklo stockholder the portion of the Merger Consideration to which such Oklo stockholder is entitled pursuant to the Merger Agreement at or promptly after the Closing.

Notwithstanding anything to the contrary as described in the Merger Agreement, no fraction of a share of AltC Class A common stock will be issued by virtue of the Merger Agreement or the Transactions, and each Oklo stockholder that would otherwise be entitled to a fraction of a share of AltC Class A common stock (after aggregating all shares of AltC Class A common stock to which such Oklo stockholder otherwise would be entitled) will instead have the number of shares of AltC Class A common stock issued to such Oklo stockholder rounded up or down to the nearest whole share of AltC Class A common stock (with 0.5 of a share or greater rounded up), as applicable.

Treatment of Oklo Options

At the Effective Time, each issued and unexercised Oklo option (whether or not vested) will be assumed by AltC and become an option to purchase shares of AltC Class A common stock, on the same terms and conditions (including applicable vesting, exercise and expiration provisions) as applied to each such option immediately prior to the Effective Time, except that (a) the number of shares of AltC Class A common stock subject to such option will equal the product of (i) the number of shares of Oklo common stock that were subject to such option immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio, rounded down to the nearest whole share, and (b) the per-share exercise price will equal the quotient of (1) the exercise price per share of Oklo common stock at which such option was exercisable immediately prior to the Effective Time, divided by (2) the Exchange Ratio, rounded up to the nearest whole cent. Additionally, each vested Oklo option as of immediately prior to the Effective Time will have a contingent right to receive Earnout Shares that may be issued during the Earnout Period. All incentive stock options will be adjusted in accordance with the requirements of Section 424 of the Code and will be adjusted in a manner that complies with Section 409A of the Code.

Earnout

During the Earnout Period, as additional consideration for the business combination and the other Transactions, within five business days after the occurrence of an Earnout Triggering Event, AltC will issue or cause to be issued to each Eligible Oklo Equityholder (in accordance with its respective pro rata share), the following shares of Post-Closing Company Class A common stock, upon the terms set forth in the Merger Agreement:

●	upon the occurrence of Earnout Triggering Event I, a one-time issuance of 7,500,000 Earnout Shares;
●	upon the occurrence of Earnout Triggering Event II, a one-time issuance of 5,000,000 Earnout Shares; and
●	upon the occurrence of Earnout Triggering Event III, a one-time issuance of 2,500,000 Earnout Shares.

Earnout Shares are only earned upon the first occurrence of each of the Earnout Triggering Events, if at all, and in no event will the Eligible Oklo Equityholders be entitled to receive more than an aggregate of 15,000,000 Earnout Shares.

Oklo Stockholder Appraisal/Dissenter’s Rights

Under the DGCL, the shares of Oklo capital stock that are issued and outstanding immediately prior to the Effective Time and that are held by Oklo stockholders (including beneficial owners) that neither voted in favor of the business combination nor consented thereto in writing and that have demanded properly in writing appraisal or dissenters’ rights for such shares of Oklo capital stock in accordance with the DGCL (collectively, the “Dissenting Shares”; holders of Dissenting Shares being referred to as “Dissenting Stockholders”), and otherwise complied with all of the provisions of the DGCL relevant to the exercise and perfection of appraisal rights, will not be converted into, and such Dissenting Stockholders will have no right to receive, the per share Merger Consideration as provided in the Merger Agreement unless and until such Dissenting Stockholder fails to perfect or withdraws or otherwise loses their right to appraisal and payment under the DGCL. Notwithstanding the foregoing, if any such holder fails to perfect or otherwise waives, withdraws or loses the right to dissent under the DGCL, then such holder’s Dissenting Shares will be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the per share Merger Consideration, without any interest thereon, upon surrender, if applicable, as provided in the Merger Agreement without interest or any other payments. See the section entitled “Appraisal Rights — Appraisal Rights of Oklo Stockholders” for a description of Oklo stockholders’ appraisal rights.

Please also see the summary of the Merger Agreement in the section entitled “— Certain Agreements Related to the Business Combination — Merger Agreement” below.

Impact of the Business Combination on Our Public Float

As of the date of this proxy statement/prospectus/consent solicitation statement, there are 43,100,521 shares of AltC common stock issued and outstanding, which includes 29,150,521 AltC public shares, 12,500,000 AltC founder shares held by the Sponsor and 1,450,000 AltC private placement shares held by the Sponsor. Therefore, as of the date of this proxy statement/prospectus/consent solicitation statement (without giving effect to the Transactions) AltC’s fully diluted share capital would be 43,100,521 common stock equivalents.

The following table illustrates varying ownership levels in the Post-Closing Company immediately following the consummation of the business combination, excluding the dilutive effect of the potential issuance of any Earnout Shares, the potential issuance of any shares of Post-Closing Company Class A common stock upon exercise of outstanding Oklo options assumed by the Post-Closing

Company, and the potential issuance of shares of Post-Closing Company Class A common stock initially reserved for issuance under the Incentive Plan and the ESPP, in the No Redemption Scenario, the $250 Million Scenario and the $125 Million Scenario:

	No Redemption Scenario(1)		$250 Million Scenario(2)		$125 Million Scenario(3)
	Shares	%	Shares	%	Shares	%
Oklo stockholders(4)	78,223,495	64.5%	78,223,495	67.3%	78,223,495	79.6%
Sponsor(5)	13,950,000	11.5%	13,950,000	12.0%	12,700,000	13.0%
AltC public stockholders	29,150,521	24.0%	24,066,592	20.7%	7,219,978	7.4%
Total	121,324,016	100.0%	116,240,087	100.0%	98,143,473	100.0%
(1)	Assumes no AltC public stockholders exercise their redemption rights.
(2)	Assumes redemptions of 5,083,929 AltC public shares in connection with the Transactions, which would result in $250,000,000 in the trust account at Closing and would not result in any obligation by the Sponsor to fund the Sponsor Commitment. This scenario is based on the trust account balance as of October 31, 2023.
(3)	Assumes redemptions of 21,930,543 AltC public shares in connection with the Transactions, which would result in $75,000,000 in the trust account at Closing. This scenario further assumes Oklo requests, which is to be made in Oklo’s sole discretion, that the Sponsor fund the Sponsor Commitment and the Sponsor’s subsequent funding of the Sponsor Commitment, which would result in Oklo’s deemed waiver of the Minimum Cash Condition. In addition, under this scenario, the Sponsor would be required to forfeit 6,250,000 AltC founder shares for no consideration. This scenario is based on the trust account balance as of October 31, 2023.
(4)	Consists of shares of AltC Class A common stock issuable in respect of shares of Oklo capital stock and Oklo SAFEs, in each case, outstanding as of October 31, 2023, based on an assumed Exchange Ratio of 6.340. The Exchange Ratio reflects the Oklo capital stock and Oklo SAFEs, in each case, outstanding as of October 31, 2023.
(5)	Includes 1,450,000 AltC private placement shares held by the Sponsor and 12,500,000 AltC founder shares held by the Sponsor. At the Closing, all of the AltC founder shares held by the Sponsor will be outstanding and entitled to vote; provided, however, that all of such AltC founder shares will be unvested at the Closing. The AltC founder shares held by the Sponsor will vest in four tranches: 50% of them will vest upon the occurrence of Vesting Trigger Event I, 25% of them will vest upon the occurrence of Vesting Trigger Event II, 12.5% of them will vest upon the occurrence of the Vesting Trigger Event III and 12.5% of them will vest upon the occurrence of Vesting Trigger Event IV. Any AltC founder shares held by the Sponsor that do not vest during the Vesting Period will be forfeited for no consideration. As described in footnote 3, in the $125 Million Scenario, the calculations do not include the 6,250,000 forfeited AltC founder shares but include the 5,000,000 shares of AltC Class A common stock to be purchased to fund the Sponsor Commitment. In addition, in the event of a Sale prior to the expiration of the Vesting Period, the vesting of unvested AltC founder shares or shares of Post-Closing Company Class A common stock issued or issuable upon the conversion of the unvested AltC founder shares shall be accelerated as follows: (1) 50% of AltC founder shall vest if the price of Post-Closing Company Class A common stock paid or implied in such Sale equals or exceeds $10.00 per share; (2) 25% of AltC founder shall vest if the price of Post-Closing Company Class A common stock paid or implied in such Sale equals or exceeds $12.00 per share; (3) 12.5% of AltC founder shall vest if the price of Post-Closing Company Class A common stock paid or implied in such Sale equals or exceeds $14.00 per share; and (4) 12.5% of AltC founder shall vest if the price of Post-Closing Company Class A common stock paid or implied in such Sale equals or exceeds $16.00 per share, and in each case, the price paid or implied in such Sale shall be determined after (i) taking into account the dilutive effect of any Earnout Shares that have been or would be issued at Earnout Triggering Event I, Earnout Triggering Event II and Earnout Triggering Event III, as applicable, and (ii) excluding any AltC founder shares that have been or would be forfeited pursuant to the Sponsor Agreement as described in the following sentence. Unvested AltC founder shares (or shares of Post-Closing Company Class A common stock issuable or issued upon conversion thereof) that do not vest upon the occurrence of a Sale will be forfeited immediately prior to the closing of such Sale.

The following table illustrates additional varying ownership levels in the Post-Closing Company immediately following the consummation of the business combination, excluding the dilutive effect of the potential issuance of any Earnout Shares, the potential issuance of any shares of Post-Closing Company Class A common stock upon exercise of outstanding Oklo options assumed by the Post-Closing Company, and the potential issuance of shares of Post-Closing Company Class A common stock initially reserved for issuance under the Incentive Plan and the ESPP, in each of the $275 Million Scenario and the $200 Million Scenario:

	$275 Million Scenario(1)		$200 Million Scenario(2)
	Number of	%	Number of	%
	Shares	Ownership	Shares	Ownership
Oklo stockholders(3)	78,223,495	65.9%	78,223,495	73.3%
Sponsor(4)	13,950,000	11.8%	13,950,000	13.1%
AltC public stockholders	26,473,251	22.3%	14,439,955	13.6%
Total	118,646,746	100.0%	106,613,450	100.0%
(1)	Assumes redemptions of 2,677,270 AltC public shares in connection with the Transactions, which would result in $275.0 million in the trust account at Closing. This scenario is based on the trust account balance as of October 31, 2023.
(2)	Assumes redemptions of 14,710,566 AltC public shares in connection with the Transactions, which would result in $150.0 million in the trust account at Closing. This scenario further assumes Oklo requests, which is to be made in Oklo’s sole discretion, that the Sponsor fund the Sponsor Commitment and the Sponsor’s subsequent funding of the Sponsor Commitment, which would result in Oklo’s deemed waiver of the Minimum Cash Condition. In addition, under this scenario, the Sponsor would be required to forfeit 5,000,000 AltC founder shares for no consideration. This scenario is based on the trust account balance as of October 31, 2023.
(3)	Consists of shares of AltC Class A common stock issuable in respect of shares of Oklo capital stock and Oklo SAFEs, in each case, outstanding as of October 31, 2023, based on an assumed Exchange Ratio of 6.340. The Exchange Ratio reflects the Oklo capital stock and Oklo SAFEs, in each case, outstanding as of October 31, 2023.
(4)	Includes 1,450,000 AltC private placement shares held by the Sponsor and 12,500,000 AltC founder shares held by the Sponsor. At the Closing, all of the AltC founder shares held by the Sponsor will be outstanding and entitled to vote; provided, however, that all of such AltC founder shares will be unvested at the Closing. The AltC founder shares held by the Sponsor will vest in four tranches: 50% of them will vest upon the occurrence of Vesting Trigger Event I, 25% of them will vest upon the occurrence of Vesting Trigger Event II, 12.5% of them will vest upon the occurrence of the Vesting Trigger Event III and 12.5% of them will vest upon the occurrence of Vesting Trigger Event IV. Any AltC founder shares held by the Sponsor that do not vest during the Vesting Period will be forfeited for no consideration. As described in footnote 2, in the $200 Million Scenario, the calculations do not include the 5,000,000 forfeited AltC founder shares but include the 5,000,000 shares of AltC Class A common stock to be purchased to fund the Sponsor Commitment. In addition, in the event of a Sale prior to the expiration of the Vesting Period, the vesting of unvested AltC founder shares or shares of Post-Closing Company Class A common stock issued or issuable upon the conversion of the unvested AltC founder shares shall be accelerated as follows: (1) 50% of AltC founder shall vest if the price of Post-Closing Company Class A common stock paid or implied in such Sale equals or exceeds $10.00 per share; (2) 25% of AltC founder shall vest if the price of Post-Closing Company Class A common stock paid or implied in such Sale equals or exceeds $12.00 per share; (3) 12.5% of AltC founder shall vest if the price of Post-Closing Company Class A common stock paid or implied in such Sale equals or exceeds $14.00 per share; and (4) 12.5% of AltC founder shall vest if the price of Post-Closing Company Class A common stock paid or implied in such Sale equals or exceeds $16.00 per share, and in each case, the price paid or implied in such Sale shall be determined after (i) taking into account the dilutive effect of any Earnout Shares that have been or would be issued at Earnout Triggering Event I, Earnout Triggering Event II and Earnout Triggering Event III, as applicable, and (ii) excluding any AltC founder shares that have been or would be forfeited pursuant to the Sponsor Agreement as described in the following sentence. Unvested AltC founder shares (or shares of Post- Closing Company Class A common stock issuable or issued upon conversion thereof) that do not vest upon the occurrence of a Sale will be forfeited immediately prior to the closing of such Sale.

The following table illustrates varying ownership levels in the Post-Closing Company immediately following the consummation of the business combination in each of the No Redemption Scenario, the $250 Million Scenario and the $125 Million Scenario, but, in each case, includes the dilutive effect of the issuance of all Earnout Shares, the issuance of all shares of Post-Closing Company Class

A common stock upon exercise of outstanding Oklo options assumed by the Post-Closing Company, and the issuance of all shares of Post-Closing Company Class A common stock initially reserved for issuance under the Incentive Plan and the ESPP:

	No Redemption Scenario(1)			$125 Million Scenario(2)			$250 Million Scenario(3)
	Number of	%		Number of	%		Number of	%
	Shares	Ownership		Shares	Ownership		Shares	Ownership
Oklo stockholders(4)	78,223,495%			78,223,495%			78,223,495%
Earnout Shares(5)	15,000,000%			15,000,000%			15,000,000%
Oklo Options(6)	7,007,456%			7,007,456%			7,007,456%
The Incentive Plan(7)			%			%			%
The ESPP(8)	13,950,000%			13,950,000%			12,700,000%
Sponsor(9)			%			%			%
AltC public stockholders	29,150,521%			24,066,592%			7,219,978%
Total		100.0%			100.0%			100.0%
(1)	Assumes no AltC public stockholders exercise their redemption rights.
(2)	Assumes redemptions of 5,083,929 AltC public shares in connection with the Transactions, which would result in $250,000,000 in the trust account at Closing and would not result in any obligation by the Sponsor to fund the Sponsor Commitment. This scenario is based on the trust account balance as of October 31, 2023.
(3)	Assumes redemptions of 21,930,543 AltC public shares in connection with the Transactions, which would result in $75,000,000 in the trust account at Closing. This scenario further assumes Oklo’s request, which is to be made in Oklo’s sole discretion, that the Sponsor fund the Sponsor Commitment and the Sponsor’s subsequent funding of the Sponsor Commitment, which would result in Oklo’s deemed waiver of the Minimum Cash Condition. In addition, under this scenario, the Sponsor would be required to forfeit 6,250,000 AltC founder shares for no consideration. This scenario is based on the trust account balance as of October 31, 2023.
(4)	Consists of shares of AltC Class A common stock issuable in respect of shares of Oklo capital stock and Oklo SAFEs, in each case, outstanding as of October 31, 2023, based on an assumed Exchange Ratio of 6.340. The Exchange Ratio reflects the Oklo capital stock and Oklo SAFEs, in each case, outstanding as of October 31, 2023.
(5)	Assumes that all 15,000,000 Earnout Shares are issued to Eligible Oklo Equityholders during the Earnout Period. The Earnout Shares are issuable in three tranches: 50% of them will be issued upon the occurrence of Earnout Triggering Event I, 25% of them will be issued upon the occurrence of Earnout Triggering Event II and 25% of them will be issued upon the occurrence of Earnout Triggering Event III.
(6)	Assumes the issuance of (a) an estimated shares of Post-Company Class A common stock issuable upon exercise of all vested Oklo stock options outstanding at the Closing, which will have a weighted-average exercise price of $ based on the assumed Exchange Ratio of 6.340 and (b) an estimated shares of Post-Closing Company Class A common stock to be reserved for potential future issuance upon the exercise of assumed Oklo options that are not vested as of the Closing, which will have a weighted-average exercise price of $ based on the assumed Exchange Ratio of 6.340, each based on shares subject to outstanding stock options as of October 31, 2023.
(7)	Assumes the issuance of all shares initially reserved for issuance under the Incentive Plan, excluding (a) any shares subject to awards granted under the 2016 Plan (and assumed by AltC pursuant to the Merger Agreement) that are outstanding on the Closing Date and that are subsequently forfeited, expire or lapse unexercised or unsettled or are reacquired by the Post-Closing Company and (b) any shares added pursuant to the provision for an annual increase in shares set forth in the Incentive Plan.
(8)	Assumes the issuance of all shares initially reserved for issuance under the ESPP, excluding any shares added pursuant to the provision for an annual increase in shares set forth in the ESPP.
(9)	Includes 1,450,000 AltC private placement shares held by the Sponsor and 12,500,000 AltC founder shares held by the Sponsor. At the Closing, all of the AltC founder shares held by the Sponsor will be outstanding and entitled to vote; provided, however, that all of the AltC founder shares held by the Sponsor will unvest at the Closing. The AltC founder shares held by the Sponsor will vest in four tranches: 50% of them will vest upon the occurrence of Vesting Trigger Event I, 25% of them will vest upon the occurrence of Vesting Trigger Event II, 12.5% of them will vest upon the occurrence of the Vesting Trigger Event III, and 12.5% of them will vest upon the occurrence of Vesting Trigger Event IV. Any AltC founder shares held by the Sponsor that do not vest during the Vesting Period will be forfeited for no consideration. As described in footnote 3, in the $125 Million Scenario, the calculations do not include the 6,250,000 forfeited AltC founder shares but include the 5,000,000 shares of AltC Class A common stock to be purchased to fund the Sponsor Commitment. In addition, in the event of a Sale prior to the expiration of the Vesting Period, the vesting of unvested AltC founder shares or shares of Post-Closing Company Class A common stock issued or issuable upon the conversion of the unvested AltC founder shares shall be accelerated as follows: (1) 50% of AltC founder shall vest if the price of Post-Closing Company Class A common stock paid or implied in such Sale equals or exceeds $10.00 per share; (2) 25% of AltC founder shall vest if the price of Post-Closing Company Class A common stock paid or implied in such Sale equals or exceeds $12.00 per share; (3) 12.5% of AltC founder shall vest if the price of Post-Closing Company Class A common stock paid or implied in such Sale equals or exceeds $14.00 per share; and (4) 12.5% of AltC founder shall vest if the price of Post-Closing Company Class A common stock paid or implied in such Sale equals or exceeds $16.00 per share, and in each case, the price paid or implied in such Sale shall be determined after (i) taking into account the dilutive effect of any Earnout Shares that have been or would be issued at Earnout Triggering Event I, Earnout Triggering Event II and Earnout Triggering Event III, as applicable, and (ii) excluding any AltC founder shares that have been or would be forfeited pursuant to the Sponsor Agreement as described in the following sentence. Unvested AltC founder shares (or shares of Post-Closing Company Class A common stock issuable or issued upon conversion thereof) that do not vest upon the occurrence of a Sale will be forfeited immediately prior to the closing of such Sale.

The following table illustrates additional varying ownership levels in the Post-Closing Company immediately following the consummation of the business combination in each of the $275 Million Scenario and the $200 Million Scenario, but, in each case, includes the dilutive effect of the issuance of all Earnout Shares, the issuance of all shares of Post-Closing Company Class A common stock upon exercise of outstanding Oklo options assumed by the Post-Closing Company, and the issuance of all shares of Post-Closing Company Class A common stock initially reserved for issuance under the Incentive Plan and the ESPP:

	$275 Million Scenario(1)			$200 Million Scenario(2)
	Number of	%		Number of	%
	Shares	Ownership		Shares	Ownership
Oklo stockholders(3)	78,223,495%			78,223,495%
Earnout Shares(4)	15,000,000%			15,000,000%
Oklo Options(5)	7,007,456%			7,007,456%
The Incentive Plan(6)			%			%
The ESPP(7)			%			%
Sponsor(8)	13,950,000%			13,950,000%
AltC public stockholders	26,473,251%			14,439,955%
Total		100.0%			100.0%
(1)	Assumes redemptions of 2,677,270 AltC public shares in connection with the Transactions, which would result in $275.0 million in the trust account at Closing. This scenario is based on the trust account balance as of October 31, 2023.
(2)	Assumes redemptions of 14,710,566 AltC public shares in connection with the Transactions, which would result in $150.0 million in the trust account at Closing. This scenario further assumes Oklo requests, which is to be made in Oklo’s sole discretion, that the Sponsor fund the Sponsor Commitment and the Sponsor’s subsequent funding of the Sponsor Commitment, which would result in Oklo’s deemed waiver of the Minimum Cash Condition. In addition, under this scenario, the Sponsor would be required to forfeit 5,000,000 AltC founder shares for no consideration. This scenario is based on the trust account balance as of October 31, 2023.
(3)	Consists of shares of AltC Class A common stock issuable in respect of shares of Oklo capital stock and Oklo SAFEs, in each case, outstanding as of October 31, 2023, based on an assumed Exchange Ratio of 6.340. The Exchange Ratio reflects the Oklo capital stock and Oklo SAFEs, in each case, outstanding as of October 31, 2023.
(4)	Assumes that all 15,000,000 Earnout Shares are issued to Eligible Oklo Equityholders during the Earnout Period. The Earnout Shares are issuable in three tranches: 50% of them will be issued upon the occurrence of Earnout Triggering Event I, 25% of them will be issued upon the occurrence of Earnout Triggering Event II and 25% of them will be issued upon the occurrence of Earnout Triggering Event III.

(5)	Assumes the issuance of (a) an estimated shares of Post-Company Class A common stock issuable upon exercise of all vested Oklo stock options outstanding at the Closing, which will have a weighted-average exercise price of $ based on the assumed Exchange Ratio of 6.340 and (b) an estimated shares of Post-Closing Company Class A common stock to be reserved for potential future issuance upon the exercise of assumed Oklo options that are not vested as of the Closing, which will have a weighted-average exercise price of $ based on the assumed Exchange Ratio of 6.340, each based on shares subject to outstanding stock options as of October 31.
(6)	Assumes the issuance of all shares initially reserved for issuance under the Incentive Plan, excluding (a) any shares subject to awards granted under the 2016 Plan (and assumed by AltC pursuant to the Merger Agreement) that are outstanding on the Closing Date and that are subsequently forfeited, expire or lapse unexercised or unsettled or are reacquired by the Post-Closing Company and (b) any shares added pursuant to the provision for an annual increase in shares set forth in the Incentive Plan.
(7)	Assumes the issuance of all shares initially reserved for issuance under the ESPP, excluding any shares added pursuant to the provision for an annual increase in shares set forth in the ESPP.
(8)	Includes 1,450,000 AltC private placement shares held by the Sponsor and 12,500,000 AltC founder shares held by the Sponsor. At the Closing, all of the AltC founder shares held by the Sponsor will be outstanding and entitled to vote; provided, however, that all of the AltC founder shares held by the Sponsor will unvest at the Closing. The AltC founder shares held by the Sponsor will vest in four tranches: 50% of them will vest upon the occurrence of Vesting Trigger Event I, 25% of them will vest upon the occurrence of Vesting Trigger Event II, 12.5% of them will vest upon the occurrence of the Vesting Trigger Event III, and 12.5% of them will vest upon the occurrence of Vesting Trigger Event IV. Any AltC founder shares held by the Sponsor that do not vest during the Vesting Period will be forfeited for no consideration. As described in footnote 2, in the $200 Million Scenario, the calculations do not include the 5,000,000 forfeited AltC founder shares but include the 5,000,000 shares of AltC Class A common stock to be purchased to fund the Sponsor Commitment. In addition, in the event of a Sale prior to the expiration of the Vesting Period, the vesting of unvested AltC founder shares or shares of Post-Closing Company Class A common stock issued or issuable upon the conversion of the unvested AltC founder shares shall be accelerated as follows: (1) 50% of AltC founder shall vest if the price of Post-Closing Company Class A common stock paid or implied in such Sale equals or exceeds $10.00 per share; (2) 25% of AltC founder shall vest if the price of Post-Closing Company Class A common stock paid or implied in such Sale equals or exceeds $12.00 per share; (3) 12.5% of AltC founder shall vest if the price of Post-Closing Company Class A common stock paid or implied in such Sale equals or exceeds $14.00 per share; and (4) 12.5% of AltC founder shall vest if the price of Post-Closing Company Class A common stock paid or implied in such Sale equals or exceeds $16.00 per share, and in each case, the price paid or implied in such Sale shall be determined after (i) taking into account the dilutive effect of any Earnout Shares that have been or would be issued at Earnout Triggering Event I, Earnout Triggering Event II and Earnout Triggering Event III, as applicable, and (ii) excluding any AltC founder shares that have been or would be forfeited pursuant to the Sponsor Agreement as described in the following sentence. Unvested AltC founder shares (or shares of Post- Closing Company Class A common stock issuable or issued upon conversion thereof) that do not vest upon the occurrence of a Sale will be forfeited immediately prior to the closing of such Sale.

The tables above reflect the fact that no Permitted Equity Financing has occurred to date. In addition, these tables assume that (a) no Permitted Equity Financing will occur prior to completion of the business combination, (b) no AltC Class A common stock is issued to the Sponsor in connection with the conversion of unpaid amounts under the Working Capital Loans, of which none are outstanding as of the date of this proxy statement/prospectus/consent solicitation statement and (c) there are no issuances of equity interests of AltC or Oklo other than those described by the tables above and their accompanying footnotes. If the actual facts differ from these assumptions, AltC public stockholders’ percentage ownership in the Post-Closing Company will be different.

See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” for more information.

Deferred Underwriting Fees

Approximately $17.5 million of the underwriting fee was deferred and conditioned upon completion of an initial business combination, which fees are not impacted by the size of such transaction or the level of redemptions associated therewith. As of the date of this proxy statement/prospectus/consent solicitation statement, the Waiving Underwriters have waived any claim to deferred underwriting fees payable pursuant ot the Underwriting Agreement in connection with their underwriting services performed in connection with the AltC IPO, which would result in $7,000,000 in remaining deferred underwriting fees payable upon the consummation of the business combination, assuming no further waivers by the underwriters of the AltC IPO. The following table illustrates the effective deferred underwriting fee as a percentage of Available Closing SPAC Cash in the No Redemption Scenario, the $275 Million Scenario, the $250 Million Scenario, the $200 Million Scenario and the $125 Million Scenario.

	No Redemption Scenario(1)	$ 275 Million Scenario(2)	$ 250 Million Scenario(3)	$ 200 Million Scenario(4)	$ 125 Million Scenario(5)
Unredeemed public shares	29,150,521	26,473,251	24,066,592	14,439,955	7,219,978

Available Closing SPAC Cash	$302,811,061	$275,000,000	$250,000,000	$200,000,000	$125,000,000
Remaining Deferred underwiting fees	$7,000.000	$7,000.000	$7,000.000	$7,000.000	$7,000.000
Effective deferred underwriting fees(6)	2.3%	2.5%	2.8%	3.5%	5.6%
(1)	Assumes no AltC public stockholders exercise their redemption rights.
(2)	Assumes redemptions of 2,677,270 AltC public shares in connection with the Transactions, which would result in $275,000,000 in the trust account at Closing. This scenario is based on the trust account balance as of October 31, 2023.
(3)	Assumes redemptions of 5,083,929 AltC public shares in connection with the Transactions, which would result in $250,000,000 in the trust account at Closing and would not result in any obligation by the Sponsor to fund the Sponsor Commitment. This scenario is based on the trust account balance as of October 31, 2023.
(4)	Assumes redemptions of 14,710,566 AltC public shares in connection with the Transactions, which would result in $150,000,000 in the trust account at Closing. This scenario further assumes Oklo requests, which is to be made in Oklo’s sole discretion, that the Sponsor fund the Sponsor Commitment and the Sponsor’s subsequent funding of the Sponsor Commitment, which would result in Oklo’s deemed waiver of the Minimum Cash Condition. In addition, under this scenario, the Sponsor would be required to forfeit 5,000,000 AltC founder shares for no consideration. This scenario is based on the trust account balance as of October 31, 2023.
(5)	Assumes redemptions of 21,930,543 AltC public shares in connection with the Transactions, which would result in $75,000,000 in the trust account at Closing. This scenario further assumes Oklo requests, which is to be made in Oklo’s sole discretion, that the Sponsor fund the Sponsor Commitment and the Sponsor’s subsequent funding of the Sponsor Commitment, which would result in Oklo’s deemed waiver of the Minimum Cash Condition. In addition, under this scenario, the Sponsor would be required to forfeit 6,250,000 AltC founder shares for no consideration. This scenario is based on the trust account balance as of October 31, 2023.
(6)	Calculated as a percentage of Available Closing SPAC Cash.

Certain Agreements Related to the Business Combination

Merger Agreement

The summary of the material provisions of the Merger Agreement set forth below and elsewhere in this proxy statement/prospectus/consent solicitation statement is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached to this proxy statement/prospectus/consent solicitation statement as Annex A and which is incorporated by reference in this proxy statement/prospectus/consent solicitation statement. All AltC stockholders are encouraged to read the Merger Agreement in its entirety for a more complete description of the terms and conditions of the business combination.

Closing and Effective Time of the Transactions

The Closing will take place promptly following the satisfaction or waiver of the conditions described below under the section entitled “— Certain Agreements Related to the Business Combination — Merger Agreement — Conditions to Closing,” unless AltC and Oklo agree in writing to another time or unless the Merger Agreement is terminated. The Transactions are expected to be consummated promptly after the approval by AltC stockholders of the proposals voted on at the special meeting, as described in this proxy statement/prospectus/consent solicitation statement.

Representations and Warranties

The Merger Agreement contains representations and warranties of Oklo relating, among other things, to:

●	corporate organization;
●	subsidiaries;
●	the authorization, performance and enforceability of the Merger Agreement and the Transaction Agreements;
●	no conflict;
●	consents, approval or authorization of governmental authorities;
●	current capitalization;
●	capitalization of subsidiaries;
●	financial statements;
●	absence of undisclosed liabilities;
●	litigation and proceedings;
●	compliance with laws;
●	contracts and absence of defaults;
●	benefit plans;
●	labor matters;
●	taxes;
●	insurance;
●	permits;
●	machinery, equipment and other tangible property;
●	real property;
●	intellectual property and data security;
●	U.S. nuclear regulatory matters;
●	anti-bribery, anti-corruption and anti-money laundering;
●	sanctions, import and export controls;

●	environmental matters;
●	absence of material adverse effect and certain changes;
●	brokers’ fees;
●	related party transactions; and
●	certain information in this proxy statement/prospectus/consent solicitation statement.

The Merger Agreement contains representations and warranties of AltC and Merger Sub relating, among other things, to:

●	corporate organization;
●	the authorization, performance and enforceability of the Merger Agreement and Transaction Agreements;
●	no conflict;
●	compliance with laws;
●	litigation and proceedings;
●	consent, approval or authorization of governmental authorities;
●	financial ability to enter into the Merger, funds in AltC’s trust account and absence of indebtedness;
●	brokers’ fees;
●	SEC reports, financial statements and compliance with the Sarbanes-Oxley Act;
●	absence of undisclosed liabilities;
●	business activities;
●	tax matters;
●	employees;
●	capitalization;
●	NYSE listing;
●	absence of action or notice from the NYSE or the SEC;
●	the Sponsor Agreement;
●	related party transactions;
●	Investment Company Act of 1940;
●	absence of foreign controlling person(s) or foreign stockholders;
●	this proxy statement/prospectus/consent solicitation statement; and

●	the fairness opinion of Ocean Tomo.

Covenants

The parties have each agreed to use commercially reasonable efforts to obtain certain required consents and approvals so long as any consents required pursuant to any material contract of Oklo or any of its subsidiaries is not otherwise terminable at will, for convenience or upon or after notice of termination is provided by a party thereto. The parties have also agreed to take such other actions as may be reasonably necessary to satisfy the conditions of the other parties as set forth in the Merger Agreement or to otherwise comply with the Merger Agreement and to consummate the Transactions as soon as practicable. Prior to the Closing, Oklo has agreed to, and to cause its subsidiaries to, use commercially reasonable efforts to operate its business in the ordinary course of business consistent with past practice.

Oklo and AltC have agreed that, unless otherwise required or permitted under the Merger Agreement, required by law or any governmental authority and subject to certain disclosed exceptions, neither Oklo nor its subsidiaries will take, among others, the following actions during the interim period between signing of the Merger Agreement and the Closing without the prior written consent of AltC (which consent will not be unreasonably conditioned, withheld, delayed or denied):

●	change or amend Oklo’s current certificate of incorporation or other organizational documents of Oklo, except (i) as otherwise required by law, (ii) as required in order to effectuate the Conversion or (iii) in connection with a Permitted Equity Financing;
●	make, declare, set aside, establish a record date for or pay any dividend or distribution, other than any dividends or distributions from any wholly owned subsidiary of Oklo to Oklo or any other wholly owned subsidiaries of Oklo;
●	enter into, assume, assign, amend or modify any material term of or terminate any collective bargaining or similar agreement of Oklo or any of its subsidiaries, other than entry into such agreements in the ordinary course of business;
●	(i) issue, deliver, sell, transfer, pledge, dispose of or place any lien (other than a permitted lien) on any shares or any other equity or voting securities of Oklo or any of its subsidiaries or (ii) issue or grant any options, warrants or other rights to purchase or obtain any shares or any other equity or voting securities of Oklo, other than (A) those issuances of Oklo options or restricted stock unit awards disclosed in Oklo’s disclosure schedules to the Merger Agreement, in each case pursuant to the 2016 Plan (as defined below), (B) issuances of shares of Oklo common stock upon the exercise of Oklo options or the conversion of Oklo SAFEs, in the case of options that are outstanding as of July 11, 2023 and in accordance with the terms of the 2016 Plan and applicable award agreement, (C) issuances of additional Oklo SAFEs in an aggregate amount not to exceed $25,000,000 prior to Closing or (D) issuances of Oklo capital stock in connection with a Permitted Equity Financing;
●	sell, assign, transfer, convey, lease, license, abandon, allow to lapse or expire, subject to or grant any lien (other than a permitted lien) on, or otherwise dispose of, any intellectual property or any material assets, rights or properties other than the sale of license of software, goods and services to customers, or the sale or other disposition of assets or equipment deemed by Oklo in its reasonable business judgment to be obsolete or no longer be material to the business of Oklo and its subsidiaries;
●	(i) process any personal information in material violation of any privacy laws, applicable privacy policies of Oklo, or contractual commitments with respect to the processing of any personal information or (ii) fail to take actions necessary (as required by privacy laws, applicable privacy policies or contractual commitments) to protect the privacy and confidentiality of, and to protect and secure, any personal information in the possession or control of, or processed by or on behalf of, Oklo;
●	(i) cancel or compromise any claim or indebtedness owed to Oklo or any of its subsidiaries, (ii) settle any pending or threatened action, (A) if such settlement would require payment by Oklo in an amount greater than $500,000, (B) to the extent such settlement includes an agreement to accept or concede injunctive relief or (C) to the extent such settlement involves a governmental authority or alleged criminal wrongdoing, or (iii) agree to modify in any respect materially adverse to Oklo and its subsidiaries any confidentiality or similar contract to which Oklo or any of its subsidiaries are a party;

●	directly or indirectly acquire (by merger, consolidation, purchase of a substantial portion of stock or assets or otherwise), directly or indirectly, any business or corporation, partnership, limited liability company, joint venture, association or other entity or division thereof;
●	make any loans or advance any money or other property to any person, except for (i) advances in the ordinary course of business to employees or officers of Oklo or any of its subsidiaries for expenses not to exceed $500,000 in the aggregate and (ii) prepayments made to suppliers of Oklo or any of its subsidiaries;
●	enter into, assume, assign, amend or modify any material term or terminate certain types of contracts of Oklo and its subsidiaries (other than entry into such agreements in the ordinary course of business);
●	redeem, purchase or otherwise acquire, any equity interests (convertible or otherwise) of Oklo or any of its subsidiaries;
●	adjust, split, combine, subdivide, recapitalize, reclassify or otherwise effect any change in respect of any shares or other equity interests or securities of Oklo;
●	make any change in its customary accounting principles or methods of accounting materially affecting the reported consolidated assets, liabilities or results of operations of Oklo and its subsidiaries, other than as may be required by applicable law, GAAP or regulatory guidelines;
●	adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Oklo or its subsidiaries (other than the transactions contemplated by the Merger Agreement);
●	make, change or revoke any material income tax election, adopt or change any material accounting method with respect to taxes, file any amended material tax return, settle or compromise any material tax liability, enter into any material closing agreement with respect to any tax, surrender any right to claim a material refund of taxes, consent to any extension or waiver of the limitations period applicable to any material tax claim or assessment, or enter into any tax sharing or tax indemnification agreement or similar agreements;
●	take or cause to be taken any action, or knowingly fail to take or cause to be taken any action, which action or failure to act could reasonably be expected to prevent or impede the business combination from qualifying for the intended tax treatment;
●	directly or indirectly incur or modify in any material respect the terms of, any indebtedness, or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person for indebtedness (other than indebtedness under capital leases entered into in the ordinary course of business);
●	voluntarily fail to maintain in full force and effect material insurance policies covering Oklo and its subsidiaries in a form and amount consistent with past practice (except that Oklo shall be authorized to replace existing insurance policies with substantially comparable amounts of insurance coverage);
●	enter into any transaction or amend in any material respect any existing agreement with any person that, to the knowledge of Oklo, is an affiliate of Oklo or its subsidiaries subject to certain exclusions (including ordinary course payments of annual compensation, provision of benefits or reimbursement of expenses in respect of stockholders who are officers or directors of Oklo or its subsidiaries);
●	enter into any agreement that materially restricts the ability of Oklo or its subsidiaries to engage or compete in any line of business or enter into a new line of business;
●	voluntarily suspend (for any material period of time affecting the commercial viability of the subject reactor) or terminate any pre-application activities at the NRC with respect to NRC Docket #99902095;
●	(i) increase the compensation or benefits of any Oklo employee except for increases in annual salary or wage rates or declarations of bonuses or benefits made in the ordinary course of business consistent with past practice or (ii) establish, adopt, enter into, materially amend in any respect or terminate any material employee benefit plan (as defined in

Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended) or any plan, agreement, program, policy or other arrangement that would be a material employee benefit plan of Oklo if it were in existence as of July 11, 2023;
●	make any capital expenditures that exceed $500,000 in the aggregate other than as consistent with Oklo’s annual capital expenditures budget for periods following July 11, 2023;
●	fail to use commercially reasonable efforts to comply with a certain regulatory engagement timeline disclosed in the disclosure schedules to the Merger Agreement; or
●	enter into any contract to do any action prohibited pursuant to the foregoing.

Oklo and AltC have agreed that, unless otherwise required or permitted under the Merger Agreement, and subject to certain disclosed exceptions, neither AltC nor its subsidiaries will take the following actions during the interim period between signing of the Merger Agreement and Closing, among others, without the prior written consent of Oklo (which consent will not be unreasonably conditioned, withheld, delayed or denied, except in certain cases as described in the Merger Agreement as to which Oklo consent may be granted or withheld in its sole discretion):

●	change, modify or amend AltC’s trust agreement or organizational documents or the organizational documents of Merger Sub;
●	declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, AltC;
●	split, combine or reclassify any capital stock of, or other equity interests in, AltC;
●	other than in connection with the SPAC Stockholder Redemption (as defined in the Merger Agreement) or as otherwise required by AltC’s organizational documents in order to consummate the Transactions, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, AltC;
●	make, change or revoke any material income tax election, adopt or change any material accounting method with respect to taxes, file any amended material tax return, settle or compromise any material tax liability, enter into any material closing agreement with respect to any tax, surrender any right to claim a material refund of taxes or consent to any extension or waiver of the limitations period applicable to any material tax claim or assessment or enter into any tax sharing or tax indemnification agreement;
●	take or cause to be taken any action, or knowingly fail to take or cause to be taken any action, which action or failure to act would reasonably be expected to prevent or impede the business combination from qualifying for the intended tax treatment;
●	enter into, renew or amend in any material respect, any transaction or contract with an affiliate of AltC (including (i) the sponsors or anyone related by blood, marriage or adoption to any sponsor and (ii) any person in which any sponsor has a direct or indirect legal, contractual or beneficial ownership interest of 5% or greater);
●	waive, release, compromise, settle or satisfy any pending or threatened material claim, action or proceeding or compromise or settle any liability;
●	incur, guarantee or otherwise become liable for any indebtedness; provided, that AltC is authorized to issue a non-interest bearing promissory note to the Sponsor in exchange for additional Sponsor contributions to the trust account and in the aggregate amount of such additional Sponsor contributions; or
●	offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, other equity interests, equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in, AltC or any of its subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests;

The Merger Agreement also contains additional covenants of the parties, including, among other things, covenants providing for:

●	the parties to prepare and file this proxy statement/prospectus/consent solicitation statement and to solicit proxies from AltC stockholders to vote on the proposals that will be presented for consideration at the special meeting;
●	compliance with the notification and reporting requirements under the HSR Act;
●	mutual exclusivity during the interim period between signing of the Merger Agreement and the Closing;
●	each party to take certain actions to effect the intended tax treatment of the Transactions;
●	the protection of confidential information of the parties and, subject to the confidentiality requirements, the provision of reasonable access to information;
●	AltC to take all commercially reasonable actions necessary, with Oklo’s reasonable cooperation, including the preparation and filing of a proxy statement with the SEC, to seek approval of AltC’s stockholders to extend the deadline for AltC to consummate an initial business combination to a date after October 12, 2023 (which date shall be no earlier than January 12, 2024) in accordance with AltC’s organizational documents so as to permit the Closing (the “Extension Proxy”), which such preliminary Extension Proxy was required to be filed no later than September 1, 2023 (the preliminary Extension Proxy was filed on August 17, 2023, the definitive Extension Proxy was filed on September 14, 2023, and on October 5, 2023, AltC’s stockholders approved an extension of the deadline for AltC to consummate an initial business combination from October 12, 2023 to July 12, 2024);
●	the parties to take all necessary action to cause the Post-Closing Company Board to consist of the seven director designees set forth in the disclosure schedules to the Merger Agreement, each of which is named in the director election proposal, of which (i) one director was nominated by the Sponsor and must qualify as “independent under applicable SEC and stock exchange rules and is reasonably acceptable to Oklo, (ii) one director was mutually designated by the Sponsor and Oklo and (iii) such other individuals determined by Oklo, in its sole and exclusive discretion, provided that the citizenship of the members of the Post-Closing Company Board shall be such that AltC will be free of foreign ownership, control or domination;
●	AltC and Oklo to take all necessary action to ensure that the management of the Post-Closing Company is as set forth in the disclosure schedules to the Merger Agreement;
●	AltC to notify Oklo promptly in the event of any threat to file, or filing of, an action related to the Merger Agreement or the Transactions by any of its stockholders against either AltC or Merger Sub or against any of their respective directors or officers (any such action, a “Stockholder Action”) and to give due consideration to Oklo’s advice with respect to such Stockholder Action and to not settle any such Stockholder Action without the prior written consent of Oklo;
●	customary indemnification of, and provision of insurance with respect to, former and current officers and directors of AltC and Oklo and each of their respective subsidiaries;
●	AltC to take all actions and do all things necessary, proper or advisable to satisfy on a timely basis all conditions and covenants applicable to AltC in the Sponsor Agreement and to enforce its rights under such agreement;
●	AltC to use its reasonable best efforts to ensure AltC remains listed as a public company on, and for shares of Post-Closing Company Class A common stock to be listed on, the NYSE or other stock exchange mutually agreed upon by AltC and Oklo;
●	AltC to take all steps reasonably necessary or advisable to cause the shares of Post-Closing Company Class A common stock to trade under the symbol “OKLO” upon the Closing, or under such other symbol as Oklo and AltC may otherwise agree prior to the Closing;
●	AltC to take all commercially reasonable steps as may be required to cause any acquisition or disposition of AltC Class A common stock that occurs or is deemed to occur by reason of or pursuant to the Transactions by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to AltC to be exempt under Rule 16b-3 promulgated under the Exchange Act;
●	AltC to approve and, subject to approval of the stockholders of AltC, adopt, the Incentive Plan and the ESPP;
●	AltC to take all actions necessary to continue to qualify as an “emerging growth company” within the meaning of the JOBS Act and not take any action that would cause AltC to not qualify as an “emerging growth company” within the meaning of the JOBS Act; and
●	AltC to (i) amend and restate AltC’s current certificate of incorporation to be substantially in the form of the Post-Closing Company’s certificate of incorporation, subject to obtaining approval of the stockholders of AltC and (ii) amend and restate AltC’s current bylaws to be substantially in the form of the Post-Closing Company’s bylaws.
●	Oklo to use reasonable best efforts to obtain, by written consent, the approval of the Transactions by Oklo’s existing stockholders.

Conditions to Closing

General Conditions

The Closing is conditioned on the approval of the business combination proposal, the charter proposal, the incentive plan proposal, the ESPP proposal, the director election proposal, the NYSE proposal and the adjournment proposal (if necessary) as described in this proxy statement/prospectus/consent solicitation statement.

In addition, the Closing is conditioned upon, among other things:

●	the early termination or expiration of the waiting period under the HSR Act (the waiting period expired at 11:59 pm Eastern Time on August 24, 2023);
●	no order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any governmental authority, and no statute, rule or regulation that is in effect and enjoins or prohibits the consummation of the Transactions;
●	AltC having at least $5,000,001 of net tangible assets remaining after taking into account holders of AltC public shares that have properly demanded redemption of their shares for cash on the date that is two business days prior to the date of the special meeting;
●	the approval by Oklo’s existing shareholders being duly obtained;
●	the approval of AltC’s stockholders being duly obtained;
●	the adoption or execution and delivery of any organization documents or agreements necessary to give effect to the governance arrangements contemplated by the Merger Agreement and Transaction Agreements;
●	the taking of all action such that Post-Closing Company Board as of immediately following the Closing shall be constituted of the directors contemplated by Section 8.10 of the Merger Agreement;
●	the shares of Post-Closing Company Class A common stock (including the Earnout Shares) have been listed on the NYSE or other stock exchange mutually agreed between AltC and Oklo and shall be eligible for continued listing on such stock exchange immediately following the Closing;
●	the registration statement contemplated under the Merger Agreement has become effective in accordance with the Securities Act, no stop order has been issued by the SEC with respect to the registration statement and no action seeking such order has been threatened or initiated; and

●	the delivery by each of Oklo and AltC to the other of a certificate with respect to the truth and accuracy of such party’s representations and warranties as of the Closing, as well as the performance by such party of the covenants and agreements contained in the Merger Agreement required to be complied with by such party prior to the Closing.

AltC’s Conditions to Closing

The obligations of AltC and Merger Sub to consummate the Transactions contemplated by the Merger Agreement also are conditioned upon, among other things:

●	the accuracy of the representations and warranties of Oklo (subject to customary bring-down standards);
●	the covenants of Oklo in the Merger Agreement having been performed in all material respects;
●	Oklo not having received from the NRC any communication that would reasonably be expected to have a material adverse impact on the ability of the Company to secure a Combined Construction and Operating License for the subject reactor from the NRC; and
●	since the date of the Merger Agreement, there must not have occurred a Material Adverse Effect (as defined in the Merger Agreement) with respect to Oklo which is continuing.

Oklo’s Conditions to Closing

The obligations of Oklo to consummate the Transactions also are conditioned upon, among other things:

●	the accuracy of the representations and warranties of AltC and Merger Sub (subject to customary bring-down standards);
●	the covenants of AltC and Merger Sub in the Merger Agreement having been performed in all material respects;
●	there being at least $250,000,000 of Available Closing SPAC Cash;
●	the covenants of the Sponsor and the Insiders under the Sponsor Agreement having been performed in all material respects, and no such Sponsor or Insider having threatened (orally or in writing) (i) that the Sponsor Agreement is not valid, binding and in full force and effect, (ii) that AltC or Oklo is in breach of or default under the Sponsor Agreement or (iii) to terminate the Sponsor Agreement; and
●	since the date of the Merger Agreement, there must not have occurred a SPAC Material Adverse Effect with respect to AltC which is continuing.

Waiver

Any party to the Merger Agreement may, at any time prior to the Closing, by action taken by its board of directors or equivalent governing body, or officers thereunto duly authorized, waive in writing any of its rights or conditions in its favor under the Merger Agreement. Notwithstanding the foregoing, pursuant to AltC’s current certificate of incorporation, AltC cannot consummate the business combination if it has less than $5,000,001 of net tangible assets remaining after the Closing.

The existence of the financial and personal interests of the directors may result in a conflict of interest on the part of one or more of them between what such director may believe is best for AltC and what such director may believe is best for such director in determining whether or not to grant a waiver in a specific situation.

Termination

The Merger Agreement may be terminated and the Transactions abandoned, but not later than the Closing, as follows:

●	by mutual written consent of AltC and Oklo;

●	by AltC if (a) the Transactions are not consummated on or before July 12, 2024 (the “Termination Date”), which may be automatically extended (i) in the event that any action or legal proceeding for specific performance or other equitable relief by Oklo with respect to the Merger Agreement or any other Transaction Agreement or otherwise with respect to the Transactions is commenced or pending on or before July 12, 2024 until thirty (30) days following the date on which a final, non- appealable order or judgment has been entered with respect to such action or legal proceeding, (ii)if the extension vote is approved (which was approved by AltC stockholders on October 5, 2023), to the deadline for AltC to consummate an initial business combination following such approval (which following stockholder approval is now July 12 2024, or such earlier date as determined by the AltC Board), provided that, in the event that the date that is the deadline for AltC to consummate an initial business combination has not passed, the right to terminate the Merger Agreement will not be available to AltC if AltC’s failure to fulfill any obligation under the Merger Agreement is the primary cause of, or primarily resulted in, the failure of Closing to occur on or before the Termination Date or (b) if the consummation of the business combination is permanently enjoined or prohibited by the terms of a final, non-appealable governmental order or a statute, rule or regulation;
●	by Oklo if the Transactions are not consummated on or before the Termination Date (as it may be extended), provided that Oklo’s failure to fulfill any obligation under the Merger Agreement is not the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before the Termination Date (as it may be extended);
●	by either AltC or Oklo if the other party has breached any of its covenants, agreements, representations or warranties which would cause the conditions to Closing not to be satisfied and has not cured its breach, if curable, within thirty (30) days of an intent to terminate, provided that the terminating party’s failure to fulfill any obligation under the Merger Agreement is not the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before the Termination Date or, in the case of a termination by Oklo, the extended Termination Date, as applicable;
●	by either AltC or Oklo if a final, non-appealable governmental order or a statute, rule or regulation permanently enjoins or prohibits consummation of the business combination;
●	by either AltC or Oklo if the approval by AltC stockholders of the proposals voted on at the special meeting is not obtained at the special meeting (subject to any adjournment or postponement thereof), provided that AltC is not entitled to terminate on these grounds if, at the time of such termination, AltC is in breach of certain obligations with respect to this proxy statement/prospectus/consent solicitation statement and the stockholders’ meeting; or
●	by AltC, if stockholders holding Oklo capital stock sufficient to obtain the necessary approval of the stockholders of Oklo to consummate the Transactions (the “Company Stockholder Approval”) fail to deliver a written consent to AltC within forty-eight (48) hours of this registration statement becoming effective (“Written Consent Failure”); provided, that the right to terminate the Merger Agreement on account of a Written Consent Failure will not be available if the Company Stockholder Approval is obtained prior to AltC providing notice of its intent to terminate the Merger Agreement on account of a Written Consent Failure.

Effect of Termination

In the event of proper termination by either AltC or Oklo, the Merger Agreement will become void and have no effect (other than with respect to certain surviving obligations specified in the Merger Agreement), without any liability on the part of any party thereto or its respective affiliates, officers, directors, employees or stockholders, other than liability of any party thereto for any intentional and willful breach of the Merger Agreement by such party occurring prior to such termination.

Fees and Expenses

All fees and expenses incurred in connection with the Merger Agreement and Transactions, except for those fees associated with the filing to obtain clearance pursuant to the HSR Act, will be paid by the party incurring such expenses whether or not the Transactions shall be consummated; provided that if the Closing occurs, AltC will bear and pay at or promptly after the Closing:

●	all fees and expenses incurred by AltC in connection with the Merger Agreement that consist of: (i) all remaining deferred underwriting fees, (ii) fees, costs and expenses related to the D&O Tail, (iii) repayment amounts of the non-interest bearing promissory note, if any, to be issued by AltC to the Sponsor in exchange for additional Sponsor contributions to the trust account and in the aggregate amount of such additional Sponsor contributions, and (iv) all capital market advisory fees; and
●	all other transaction expenses incurred by AltC in an amount not to exceed $25,000,000 for such other expenses in the manner described and agreed to with Oklo (the “SPAC Expenses Cap”), plus all Oklo transaction expenses. All expenses payable by AltC under clauses (i) through (iii) of the first bullet in the foregoing list and up to $7,000,000 of expenses payable under clause (iv) of the first bullet in the foregoing list shall be excluded from the SPAC Expenses Cap.

AltC has also agreed to cooperate with Oklo and use its commercially reasonable efforts to minimize the amount of fees and expenses incurred by AltC in connection with the Transactions. All fees and expenses in connection with filing to obtain clearance pursuant to the HSR Act shall be paid by AltC.

Amendments

The Merger Agreement may be amended by the parties thereto at any time by execution of a duly authorized agreement in writing executed on behalf of each of the parties in the same manner as the Merger Agreement and which makes reference to the Merger Agreement. AltC would file a Current Report on Form 8-K and issue a press release to disclose any amendment to the Merger Agreement entered into by the parties. If such amendment is material to investors, a proxy statement supplement would also be sent to AltC stockholders as promptly as practicable.

Governing Law; Consent to Jurisdiction

The Merger Agreement is governed by the laws of the State of Delaware. The parties to the Merger Agreement have irrevocably submitted to the exclusive jurisdiction of federal and state courts located in the State of Delaware.

Sponsor Agreement

Concurrently with the execution of the Merger Agreement, AltC entered into the Sponsor Agreement with the Sponsor, the Insiders and Oklo for the purposes set forth in paragraph 7 therein, which amended and restated each of those certain letter agreements, dated July 7, 2021, from each of the persons undersigned thereto (the “Initial Insiders”) and that certain letter agreement, dated November 10, 2021, from Peter Lattman. The following summary of material provisions of the Sponsor Agreement is qualified by reference to the complete text of the Sponsor Agreement, a copy of which is attached as Annex E to this proxy statement/prospectus/consent solicitation statement. All stockholders are encouraged to read the Sponsor Agreement in its entirety for a more complete description of the terms and conditions of the Sponsor Agreement.

Pursuant to the terms of the Sponsor Agreement, the Sponsor and each of the Insiders (each, a “Sponsor Signatory”) agreed (i) to vote any of such Sponsor Signatory’s shares of AltC common stock in favor of the Transactions and other SPAC Stockholder Matters, (ii) not to redeem any of such Sponsor Signatory’s shares of AltC common stock, in connection with the AltC stockholder redemption, (iii) to pay any amounts in excess of the SPAC Expenses Cap of $25,000,000 (such amount, the “Excess Amount”) in either cash or by forfeiting a number of AltC founder shares, at a price of $10.00 per share (provided that any Excess Amount greater than $15,000,000 shall be paid only in cash), (iv) not to transfer (a) 40% of such Sponsor Signatory’s shares for a period of 12 months after the Closing, unless the closing share price of AltC Class A common stock equals or exceeds $12.00 per share for 20 trading days within any 60 consecutive trading day period commencing after the Closing Date, (b) 30% of such Sponsor Signatory’s shares for a period of 24 months after the Closing, unless the closing share price of AltC Class A common stock equals or exceeds $14.00 per share for 20 trading days within any 60 consecutive trading day period commencing after the Closing Date, and (c) 30% of such Sponsor Signatory’s shares for a period of 36 months after the Closing, unless the closing share price of AltC Class A common stock equals or exceeds $16.00 per share for 20 trading days within any 60 consecutive trading day period commencing after the Closing Date (the “Sponsor Lockup”), and (v) to be bound to certain other obligations as described therein. Sponsor has also agreed to use commercially reasonable efforts to enter into an agreement or agreements with one or more third parties to not exercise their redemption rights, which agreements may, if reasonably necessary, include incentives in the form of AltC founder shares (which will convert to shares of AltC Class A common stock at the Closing), in amounts and on such terms as the Sponsor and Oklo shall mutually agree.

Also pursuant to the terms of the Sponsor Agreement, all 12,500,000 AltC founder shares held by the Sponsor will unvest as of the Closing and will vest as follows: (i) 50% of the AltC founder shares shall vest on the date on which the closing price per share of Post-Closing Company Class A common stock on the NYSE, or such other securities exchange where Post-Closing Company Class A common stock is primarily listed or quoted, equals or exceeds $10.00 for 20 trading days within any 60 consecutive trading day period; (ii) 25% of the AltC founder shares shall vest on the date on which the closing price per share of Post-Closing Company Class A common stock on the NYSE, or such other securities exchange where Post-Closing Company Class A common stock is primarily listed or quoted, equals or exceeds $12.00 for 20 trading days within any 60 consecutive trading day period, (iii) 12.5% of the AltC founder shares shall vest on the date on which the closing price per share of Post-Closing Company Class A common stock on the NYSE, or such other securities exchange where Post-Closing Company Class A common stock is primarily listed or quoted, equals or exceeds $14.00 for 20 trading days within any 60 consecutive trading day period, and (iv) 12.5% of the AltC founder shares shall revest on the date on which the closing price per share of Post-Closing Company Class A common stock on the NYSE, or such other securities exchange where Post-Closing Company Class A common stock is primarily listed or quoted, equals or exceeds $16.00 for 20 trading days within any 60 consecutive trading day period. In the event of a Sale prior to the expiration of the Vesting Period, the vesting of unvested AltC founder shares or shares of Post-Closing Company Class A common stock issued or issuable upon the conversion of the unvested AltC founder shares shall be accelerated as follows: (1) 50% of AltC founder shall vest if the price of Post-Closing Company Class A common stock paid or implied in such Sale equals or exceeds $10.00 per share; (2) 25% of AltC founder shall vest if the price of Post-Closing Company Class A common stock paid or implied in such Sale equals or exceeds $12.00 per share; (3) 12.5% of AltC founder shall vest if the price of Post-Closing Company Class A common stock paid or implied in such Sale equals or exceeds $14.00 per share; and (4) 12.5% of AltC founder shall vest if the price of Post-Closing Company Class A common stock paid or implied in such Sale equals or exceeds $16.00 per share, in each case, the price paid or implied in such Sale shall be determined after (i) taking into account the dilutive effect of any Earnout Shares that have been or would be issued at Earnout Triggering Event I, Earnout Triggering Event II and Earnout Triggering Event III, as applicable, and (ii) excluding any AltC founder shares that have been or would be forfeited pursuant to the Sponsor Agreement as described in the following sentence. Unvested AltC founder shares (or shares of Post-Closing Company Class A common stock issuable or issued upon conversion thereof) that do not vest upon the occurrence of a Sale will be forfeited immediately prior to the closing of such Sale. If the applicable vesting level as described in the foregoing is not achieved within 5 years of the Closing, such AltC founder shares will be forfeited in accordance with the terms of the Sponsor Agreement.

Also pursuant to the Sponsor Agreement, the Sponsor (or an affiliated co-investor of the Sponsor) has agreed to, upon Oklo’s request and subject to the other terms and conditions included therein, immediately prior to the Closing, purchase in a private placement up to 5,000,000 shares of AltC Class A common stock at a purchase price of $10.00 per share, equal to an amount up to $50,000,000 (the “Sponsor Commitment”). The amount of the Sponsor Commitment that the Sponsor (or an affiliated co-investor of the Sponsor) will be required to fund will be equal to (i) $250,000,000 minus (ii) the Available Closing SPAC Cash before accounting for the funding of any Sponsor Commitment (the “Sponsor Commitment Purchase Price”), which amount, under no circumstances shall exceed the maximum amount of the Sponsor Commitment. In addition, so long as Available Closing SPAC Cash, before accounting for the funding of any Sponsor Commitment, is equal to or greater than $200,000,000, Oklo must request that the Sponsor Commitment be funded and if the Sponsor funds the Sponsor Commitment Purchase Price, then Oklo must stipulate that the Minimum Cash Condition is deemed satisfied. If, however, the Available Closing SPAC Cash, before accounting for the funding of any Sponsor Commitment, is less than $200,000,000, Oklo shall retain the sole discretion to refrain from closing the Merger for failure of AltC to meet the Minimum Cash Condition; provided, however, that if Oklo requests that the Sponsor fund any portion of the Sponsor Commitment, and the Sponsor subsequently funds the Sponsor Commitment Purchase Price, then the Minimum Cash Condition will be deemed waived.

The Sponsor’s obligation to fund the Sponsor Commitment Purchase Price is conditioned upon (i) the satisfaction (or waiver by AltC) of the conditions set forth in Section 10.01 and Section 10.03 of the Merger Agreement (other than those conditions that by their terms are to be satisfied at the Closing), (ii) the substantially concurrent consummation of the Closing, and (iii) if Oklo waives the Minimum Cash Condition, the Available Closing SPAC Cash equaling an amount of at least $125,000,000 (which such amount, for the avoidance of doubt, will include the Sponsor Commitment Purchase Price). Any shares purchased pursuant to the Sponsor Commitment by the Sponsor, an Insider or an affiliated co-investor thereof will be subject to the Sponsor Lockup.

If the Closing occurs and the Minimum Cash Condition has been waived or is deemed to have been waived, the Sponsor agrees to forfeit at the time of the Closing such number of AltC founder shares equal to (A) the amount of additional cash that AltC would have been required to deliver at the Closing to satisfy the Minimum Cash Condition (notwithstanding any waiver or deemed waiver by Oklo) divided by (B) $10.00 (the “Forfeited Shares”); provided that the number of Forfeited Shares shall not be in excess of 50% of the Founder Shares owned by the Sponsor as of the date of the Sponsor Agreement.

Registration Rights Agreement

In connection with the Closing, the existing registration rights agreement will be amended and restated, and AltC, the Sponsor and certain persons and entities receiving shares of AltC Class A common stock in connection with the business combination (the “New Holders” and, together with the Sponsor, the “Reg Rights Holders”) will enter into the Registration Rights Agreement. The following summary of material provisions of the Registration Rights Agreement is qualified by reference to the complete text of the form of Registration Rights Agreement, attached as Annex D to this proxy statement/prospectus/consent solicitation statement. All stockholders are encouraged to read the Registration Rights Agreement in its entirety for a more complete description of the terms and conditions of the Registration Rights Agreement.

Pursuant to the Registration Rights Agreement, AltC will agree to use commercially reasonable efforts to (i) file with the SEC (at AltC’s sole cost and expense) a registration statement registering the resale of certain securities held by or issuable to the Reg Rights Holders within 30 business days after the Closing (the “Resale Registration Statement”) and (ii) cause the Resale Registration Statement to become effective as soon as reasonably practicable after the filing thereof. In certain circumstances, the Reg Rights Holders may demand in the aggregate up to five underwritten offerings and will be entitled to customary piggyback registration rights.

Pursuant to the Registration Rights Agreement, (i) the New Holders will agree not to transfer their respective shares of Post-Closing Company Class A common stock for a period of 180 days following the Closing Date and (ii) key members of the Company’s management team and key stockholders (collectively, the “Company Insiders”) will agree not to transfer (a) 40% of such Company Insider’s shares of Post-Closing Company Class A common stock for a period of 12 months after the Closing, unless the closing share price of Post-Closing Company Class A common stock equals or exceeds $12.00 per share for 20 trading days within any 60 consecutive trading day period commencing after the Closing Date, (b) 30% of such Company Insider’s shares for a period of 24 months after the Closing, unless the closing share price of Post-Closing Company Class A common stock equals or exceeds $14.00 per share for 20 trading days within any 60 consecutive trading day period commencing after the Closing Date and (c) 30% of such Company Insider’s shares for a period of 36 months after the Closing, unless the closing share price of Post-Closing Company Class A common stock equals or exceeds $16.00 per share for 20 trading days within any 60 consecutive trading day period commencing after the Closing Date.

Oklo Voting and Support Agreements

Immediately following the execution of the Merger Agreement, AltC, Oklo and certain Oklo stockholders entered into the Oklo Voting and Support Agreements. The following is a summary of the material provisions of the Oklo Voting and Support Agreements and is qualified by reference to the complete text of the form of the Oklo Voting and Support Agreements, which is attached as an exhibit to the registration statement of which this proxy statement/prospectus/consent solicitation statement is a part.

Pursuant to the Oklo Voting and Support Agreements, the Oklo stockholders party thereto, whose ownership interests collectively represent 62.3% of Oklo outstanding preferred stock and 71.3% of outstanding Oklo common stock (before giving effect to the SAFE Conversion) and Oklo preferred stock (voting on an as-converted basis), which is sufficient to approve the Oklo business combination proposal on behalf of Oklo, have agreed to vote all of such shares: (i) in favor of the adoption and approval of the Merger Agreement, the other Transaction Agreements (as defined in the Merger Agreement) and the Transactions, (ii) in favor of the other matters set forth in the Merger Agreement, including the Conversion and (iii) in opposition to: (A) any Acquisition Transaction (as defined in the Merger Agreement) and any and all other proposals (x) that could reasonably be expected to delay or impair the ability of Oklo to consummate the Transactions, (y) which are in competition with or materially inconsistent with the Merger Agreement or any other Transaction Agreement or (z) that would reasonably be expected to result in a breach of any representation, warranty, covenant, obligation or agreement contained in the Merger Agreement or any other Transaction Agreement or (B) any other action or proposal involving Oklo or any of its subsidiaries that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect in any material respect the Transactions or would reasonably be expected to result in any of the conditions to Oklo’s obligations under the Merger Agreement not being fulfilled.

The Oklo Voting and Support Agreements generally prohibit the Oklo stockholders party thereto from transferring, or permitting any liens to exist on, the Oklo equity held by them prior to the termination of the Oklo Voting and Support Agreements.

The Oklo Voting and Support Agreements will automatically terminate upon the earliest of (i) the Closing, (ii) the date of termination of the Merger Agreement in accordance with its terms prior to the Closing Date, (iii) the mutual written consent of AltC,

Oklo and the Oklo stockholders party thereto and (iv) the time of any modification, amendment or waiver of the Merger Agreement or any other Transaction Agreement without the prior written consent of the Oklo stockholders party thereto.

Name, Headquarters; Stock Symbols

The name of AltC after the consummation of the business combination will be Oklo Inc. and our headquarters will be located at 3190 Coronado Dr., Santa Clara, CA 95054. We intend to apply to continue AltC’s existing listing of AltC Class A common stock on the NYSE. Upon the Closing, we expect that Post-Closing Company Class A common stock will begin trading on the NYSE under the symbol “OKLO.”

Background of the Transactions

AltC is a blank check company formed as a corporation in Delaware on February 1, 2021 for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. The business combination is the result of an extensive search for a potential transaction, whereby AltC evaluated potential targets utilizing AltC’s global network and the investing, operating and transaction experience of the Sponsor, AltC’s management team, and members of the AltC Board. The terms of the business combination are the result of arm’s-length negotiations between representatives of AltC and representatives of Oklo over the course of approximately nine (9) months. The following is a brief discussion of the background of these negotiations, the Merger Agreement and business combination.

On July 12, 2021, AltC completed its initial public offering.

Prior to the consummation of the AltC IPO, neither AltC, nor anyone on its behalf, contacted any prospective target business or held any substantive discussions, formal or otherwise, with respect to a transaction with AltC. After the AltC IPO, AltC commenced an active search for prospective businesses and assets to acquire.

In evaluating potential businesses and assets to acquire, AltC, together with the Sponsor and their advisors, surveyed the landscape of potential acquisition opportunities based on their knowledge of, and familiarity with, the M&A marketplace. In general, AltC looked for acquisition targets that were of a size relevant to the public marketplace and positioned, operationally and financially, to be successful as a public company. AltC further looked for those transactions that it believed, if entered into, would be well-received by the public markets. In particular, AltC generally sought to identify companies that (i) generate or have the future potential to generate stable free cash-flow, (ii) would benefit uniquely from AltC’s capabilities, (iii) are sourced through AltC’s proprietary channels, (iv) have a committed and capable management team and (v) have the potential to grow through both organic growth and acquisition opportunities. AltC also sought to identify companies that it believed would benefit from being a publicly-held entity, particularly with respect to access to capital for both organic growth and for use in acquisitions, with a particular emphasis on “hard technology” opportunities. AltC generally applied these criteria when evaluating potential targets.

Central to AltC’s strategy was to originate an investment opportunity sourced through its proprietary channels. AltC’s selection process leveraged its Sponsor’s network of industry, venture capital sponsor and private equity sponsor relationships as well as relationships with management teams of public and private companies, investment bankers, attorneys and accountants. AltC deployed a proactive, thematic sourcing strategy with a focus on companies where it believed the combination of its operating experience, relationships, capital and capital markets expertise could be catalysts to transform a target company and can help accelerate the target’s growth and performance.

During the course of 2021 and 2022, representatives of Archimedes Advisor Group LLC, AltC’s strategic advisor and affiliate of Michael Klein, Chairman of the Board of AltC (“Archimedes”), at the direction of AltC, and the Sponsor commenced a focused search for prospective business combination candidates (“targets”) for AltC to partner with in its initial business combination. AltC, with the assistance of Archimedes, developed a list of over a dozen targets leveraging the proprietary sourcing channels described above, including regular discussion with Sam Altman, Chief Executive Officer of AltC. Representatives of AltC were also contacted by potential targets that it had not previously identified through its search process. The AltC Board was updated on a regular basis regarding the search process.

Targets were initially evaluated by AltC and Archimedes through the review of publicly available company-specific and industry information, as well as insights from discussion with AltC’s operating partners and network of advisors. If a potential target screened favorably against the evaluation criteria described above, then AltC would initiate outreach to the target. AltC contacted targets with the goal of receiving additional information to refine its initial evaluation and to determine if a potential business combination was in-line with the target’s strategic objectives. Following any initial discussions with a target, AltC would update its evaluation criteria to determine if further review was warranted. If further review was not warranted, such target was removed from consideration. If further review was warranted, AltC would seek additional information from the target, including business and financial information. In certain instances, it was requested by a target that AltC enter into a non-disclosure agreement. AltC did so on a selective basis, entering into less than five such agreements in 2021 and 2022. Prior to AltC’s engagement with Oklo, no target evaluated was deemed to fit AltC’s criteria. As such, AltC did not enter into exclusivity, nor did AltC negotiate or agree to terms, with any of the potential targets (other than Oklo, as described below).

Also during the course of the second half of 2021 and 2022, representatives of AltC conducted an in-depth review of the energy technology landscape, with a focus on opportunities with the potential to provide reliable and clean power to support growing global electricity needs being accelerated by the expansion of computing and data center requirements. Nuclear technology was an area of specific focus and AltC’s review included engagement with relevant industry experts and numerous companies to assess the growth outlook for the sector, the competitive landscape, and potential investment opportunities. Prior to engagement with Oklo, Archimedes had developed a favorable thematic thesis on the nuclear technology industry.

On October 3, 2022, Mr. Klein, and Mr. Altman, who is a member of the AltC Board and Chairman of the Oklo Board, held a telephone call during which Mr. Altman raised Oklo as a potential target in the nuclear fission industry with which AltC should consider pursuing a business combination.

On October 11, 2022, representatives of AltC, including Mr. Klein, held a videoconference call with Oklo’s co-founder and Chief Executive Officer, Jacob DeWitte, in which Mr. DeWitte provided AltC’s representatives with an overview of Oklo’s business. During the videoconference, Mr. DeWitte discussed an interest in the possibility of exploring a business combination with AltC. AltC’s representatives expressed a similar interest in exploring a business combination transaction with Oklo and followed up by providing Oklo an initial information request list and key due diligence topics on October 12, 2022. Mr. Altman did not attend the videoconference on October 11, 2022.

On October 12, 2022, Mr. DeWitte provided representatives of AltC with access to initial diligence materials, including information related to Oklo’s business, technology and regulatory strategy, as well as a preliminary unit economic analysis of Oklo’s Aurora powerhouse.

On October 14, 2022, representatives of AltC held a videoconference call with Mr. DeWitte, where Mr. DeWitte answered diligence questions about Oklo’s business, including questions regarding Oklo’s technology, intellectual property, operations, recycling capabilities, and the competitive landscape for its powerhouses. Mr. Altman did not attend the videoconference on October 14, 2022.

On October 20, 2022, representatives of AltC attended their first of several on-site visits to Oklo’s headquarters, where members of Oklo’s management team answered diligence questions about Oklo’s business. Topics covered at this meeting included, among other things, follow-up on items discussed during the October 14, 2022 videoconference call as well as additional information on Oklo’s potential customer pipeline, its approach to deploying its technology, the readiness of its supply chain and ability to operate as a public company, as well as a preliminary unit economic analysis of Oklo’s Aurora powerhouse. Mr. Altman did not attend the on-site visit on October 20, 2022.

On October 24, 2022, AltC sent a proposal letter to Oklo, which included a draft non-binding letter of intent (the “October 24 Proposal”). The October 24 Proposal contemplated a business combination between AltC and Oklo whereby Oklo would combine with AltC in a transaction ascribing a pre-money equity value for Oklo of $750 million to $800 million. AltC determined this pre-money equity value range based upon its preliminary due diligence, including, a preliminary review of Oklo’s unit economics, which were provided by Oklo’s management team on October 12, 2022, and discussed during the October 14, 2022 and October 20, 2022 meetings. In particular, the pre-money equity value for Oklo set forth in the October 24 Proposal was informed by AltC’s preliminary review of Oklo’s forecasted unit economics as compared to publicly available financial information for selected publicly traded companies, including companies in the nuclear energy industry that had recently engaged in go public transactions. For the selected publicly traded companies, AltC evaluated unit economics or financial guidance published by the respective companies as well as future financial forecasts for revenue and EBITDA published by third-party research analysts (if available). AltC’s proposed pre-money equity value for Oklo and implied multiples derived therefrom using Oklo’s forecasted unit economics were compared against estimated trading multiples of the selected publicly traded companies. The October 24 Proposal provided that the consideration to be paid in the business combination would consist entirely of shares of AltC Class A common stock (valued at $10.00 per share) and that no cash consideration would be paid to the existing stockholders of Oklo such that 100% of transaction proceeds, net of transaction expenses, would be available to invest in Oklo’s future growth initiatives. In discussions leading up to submissions of the October 24 Proposal, AltC and Oklo management had discussed Oklo’s future growth initiatives and mutually agreed that all net transaction proceeds should be available to support such initiatives. The October 24 Proposal also included as a condition to Closing that AltC have at least $250 million of cash available at Closing prior to payment of transaction expenses. The minimum cash condition was determined mutually by AltC and Oklo in discussions leading up to the October 24 Proposal based on an assessment of the potential capital necessary for Oklo to execute its growth initiatives. In addition, the October 24 Proposal contemplated a 180-day post-Closing lock-up for Oklo’s shareholders, restricting the transfer of shares of AltC Class A common stock to be received in the business combination, and a one year post-Closing lock-up for both the Sponsor and members of Oklo’s management team. In addition, a portion of the Sponsor’s shares would be unvested at the Closing and would revest based on the performance of AltC Class A common stock after the Closing. Included in the October 24 Proposal was a mutual 60-day exclusivity period to allow AltC to complete its due diligence and to allow the parties to negotiate and finalize definitive documentation as well as a proposal of certain governance terms, including that the composition of the board of directors of the post-Closing company, which would be mutually determined by AltC and Oklo.

On October 28, 2022, representatives of AltC, including Mr. Klein, held a videoconference call with the Oklo Board to introduce AltC to the members of the Oklo Board and explain, in more detail, AltC’s purpose of effecting a business combination with Oklo. Mr. Altman did not attend the videoconference on October 28, 2022.

On November 8, 2022, the AltC Board, met via video teleconference to discuss the general financial markets and specific industries of interest to AltC, including, among others, the technology and energy industries. During this meeting, Mr. Altman noted that Oklo is a potential target company for AltC that operates in those fields, and that he is the Chairman and an investor in Oklo.

During the period of October 28, 2022 to November 28, 2022, representatives of AltC had several videoconference calls with Mr. DeWitte to discuss updates on Oklo’s business and aspects of the October 24 Proposal. Mr. Altman did not attend any of such videoconference calls.

On November 28, 2022, Oklo sent a revised proposal letter to AltC, including a revised draft of the non-binding letter of intent (the “November 28 Proposal”). The November 28 Proposal provided for, among other things, (i) a pre-money equity value for Oklo of $980 million at Closing, which would be increased on a dollar-for-dollar basis for any pre-Closing bona fide equity financing of Oklo, (ii) Oklo’s shareholders receiving up to an additional 22 million earnout shares of AltC Class A common stock, which would be issued based on the post-Closing performance of AltC Class A common stock in three tranches equal to (A) 5.5 million shares, (B) 11 million shares and (C) 5.5 million shares (collectively, the “earnout shares”), (iii) a Sponsor capital commitment of up to $50 million that would be funded at Closing at Oklo’s option, (iv) an obligation of AltC to pursue voting and support agreements from holders of AltC common stock in connection with the proposed business combination and (v) a board of directors of the combined company comprising seven directors of which five directors would be selected by Oklo, one director would be jointly selected by the Sponsor and Oklo and one director would be selected by the Sponsor. Like the October 24 Proposal, the November 28 Proposal provided that the consideration to be paid in the business combination would consist entirely of shares of AltC Class A common stock (valued at $10.00 per share). Oklo believed the addition of the earnout shares to the November 28 Proposal provided its shareholders with the opportunity to further benefit from the successful performance of the Post-Closing Company while aligning the receipt of the earnout shares with the vesting of the shares held by the Sponsor. The November 28 Proposal also included as a condition to Closing that AltC have at least $250 million of cash available at Closing after payment of transaction expenses. In addition, the November 28 Proposal contemplated a post-Closing lock-up for significant pre-Closing equityholders of Oklo and Oklo’s management team that, subject to certain exceptions, would expire on the earlier of: (i) 180 days after the Closing, (ii), in the case of significant pre-Closing Oklo equityholders, on the first anniversary of the Closing Date, and (iii) in the case of Oklo’s management team, the date that the post-Closing company’s common stock equals or exceeds $15.00 per share for 20 trading days within any 30 consecutive trading day period commencing at least 90 days after the Closing. The November 28 Proposal also contemplated a post-Closing lock-up of up to three years for shares held by the Sponsor. Included in the November 28 Proposal was a mutual 45-day exclusivity period. The exclusivity period would automatically be extended for two successive 15-day periods to the extent AltC and Oklo continued to negotiate a business combination in good faith and neither party delivered written notice to the other terminating the exclusivity period.

On December 2, 2022, representatives of AltC, including Mr. Klein, held a videoconference call with Mr. DeWitte and Caroline Cochran, Oklo’s co-founder and Chief Operating Officer, to discuss the November 28 Proposal. During the conversation, Oklo and

AltC agreed to progress the discussion by having AltC return a revised draft of the non-binding letter of intent. Mr. Altman did not attend the videoconference on December 2, 2022.

On December 6, 2022, AltC sent a revised proposal letter to Oklo, including a revised draft of the non-binding letter of intent (the “December 6 Proposal”). The December 6 Proposal provided for, among other things, (i) a potential Sponsor capital commitment of up to $50 million that would be funded at Closing at Oklo’s option, (ii) a tiered vesting schedule for the AltC founder shares, 100% of which would unvest at the Closing of the business combination and then revest based on the post-Closing performance of AltC Class A common stock in four tranches equal to (A) 50% of the founder shares, (B) 25% of the AltC founder shares, (C) 12.5% of the AltC founder shares and (D) 12.5% of the AltC founder shares, (iii) an obligation of AltC to pursue voting and support agreements from holders of AltC common stock in connection with the proposed business combination and (iv) a board of directors of the combined company comprising seven directors of which five directors would be selected by Oklo, one director would be jointly selected by the Sponsor and Oklo and one director would be selected by the Sponsor. The December 6 Proposal also included as a condition to Closing that AltC have at least $250 million of cash available at Closing prior to payment of transaction expenses. Included in the December 6 Proposal was a mutual 45-day exclusivity period. The exclusivity period would automatically be extended for two successive 15-day periods to the extent AltC and Oklo continued to negotiate a business combination in good faith and neither party delivered written notice to the other terminating the exclusivity period. The December 6 Proposal noted that the following terms of the non-binding letter of intent were subject to further discussions between AltC and Oklo, (i) the pre-money equity value ascribed to Oklo at Closing, (ii) the number of earnout shares that Oklo shareholders would be eligible to receive in the business combination, (iii) the Sponsor capital commitment and (iv) the Sponsor and Oklo stockholder lockups.

On December 9, 2022 representatives of AltC, including Mr. Klein, met in San Francisco with Mr. DeWitte, where they discussed, among other things, the possibility of a business combination between AltC and Oklo and the terms of the December 6 Proposal. Mr. Altman did not attend the meeting on December 9, 2022.

On December 14, 2022 representatives of AltC, including Mr. Klein, and Oklo, including Mr. DeWitte and Ms. Cochran held a videoconference call (the “December 14 Call”) to further discuss the December 6 Proposal. During the December 14 Call, representatives of AltC and Oklo agreed to: (i) a tiered vesting schedule for the AltC founder shares, 100% of which would unvest at the Closing of the business combination and then revest based on the post-Closing performance of AltC Class A common stock in four tranches equal to (A) 50% of the AltC founder shares, (B) 25% of the AltC founder shares, (C) 12.5% of the AltC founder shares and (D) 12.5% of the AltC founder shares, and (ii) a tiered lock-up for the members of Oklo’s management team, pursuant to which 40% of the shares held by Oklo’s management team would be released from the lock-up on the first anniversary of the Closing and 30% of the shares held by Oklo’s management team would be released from the lock-up on the second and third anniversary of the Closing, in each case subject to acceleration upon AltC Class A common stock achieving certain post-Closing performance criteria. Mr. Altman did not attend the videoconference call on December 14, 2022.

On December 16, 2022, Mr. Altman and Mr. DeWitte held a telephone call to discuss the proposed business combination, which included, a discussion regarding, among other things, the valuation of Oklo in the proposed business combination in the November 28 Proposal.

On December 18, 2022, representatives of AltC sent via email to representatives of Oklo two potential valuation alternatives for Oklo in the proposed business combination. The first alternative prescribed a pre-money valuation of $750 million for Oklo at Closing and provided that Oklo stockholders could earn up to an additional 30 million earnout shares, which would be issued based on the post-Closing performance of AltC Class A common stock, in two tranches equal to (i) 10 million shares and (ii) 20 million shares. The second alternative prescribed a pre-money valuation of $850 million for Oklo at Closing and provided that Oklo stockholders could earn up to an additional 10 million earnout shares in a single tranche that would also be issued based on the post-Closing performance of AltC Class A common stock (the “December 18 Valuation Proposal”). Mr. Altman did not participate in the creation of the December 18 Valuation Proposal, however, he was made aware that it was being sent to Oklo prior to its delivery to Oklo.

On December 22, 2022, representatives of AltC and representatives of Oklo, including Mr. DeWitte held a videoconference call (the “December 22 Call”) to discuss the December 6 Proposal and the December 18 Valuation Proposal. During the conversation Mr. DeWitte indicated that Oklo would be prepared to sign a letter of intent to enter a business combination with AltC, that included: (i) the terms agreed to on the December 14 Call, (ii) a pre-money equity value for Oklo of $850 million at Closing, (iii) Oklo’s shareholders receiving up to an additional 15 million earnout shares of AltC Class A common stock, which would be issued based on the post-Closing performance of AltC Class A common stock in three tranches equal to (A) 7.5 million shares, (B) 5 million shares and (C) 2.5 million shares and (iv) a post-Closing lock-up for the shares of AltC common stock held by Sponsor that mirrored the post-Closing lock-up for Oklo’s management team agreed to on the December 14 Call. Mr. Altman did not attend the December 22 Call.

On December 24, 2022, AltC sent a revised proposal letter to Oklo, which included a draft of the non-binding letter of intent (the “December 24 Proposal”), and contained, among other things, the terms outlined on the December 14 Call and the December 22 Call. In addition, the December 24 Proposal, provided for: (i) the pre-money equity value for Oklo to be increased on a dollar-for-dollar basis for any pre-Closing bona fide equity financing of Oklo provided that Oklo consulted in good faith with AltC with respect to any such financing and (ii) a board of directors of the combined company comprising seven directors of which five directors would be selected by Oklo, one director would be jointly selected by Sponsor and Oklo and one director would be selected by Sponsor. Like the November 6 Proposal, the December 24 Proposal provided that the consideration to be paid in the business combination would consist entirely of shares of AltC Class A common stock (valued at $10.00 per share).The December 24 Proposal also included as a condition to Closing that AltC have at least $250 million of cash available at Closing prior to payment of transaction expenses, and contemplated the possibility of a capital commitment of up to $50 million by Sponsor.

On January 3, 2023, AltC and Oklo executed the non-binding letter of intent (the “Letter of Intent”), included in the December 24 Proposal, which included a mutual 45-day exclusivity period expiring on March 17, 2023. The exclusivity period would automatically be extended for two successive 15-day periods to the extent AltC and Oklo continued to negotiate a business combination in good faith and neither party delivered written notice to other terminating the exclusivity period. Simultaneous with the execution of the Letter of Intent, AltC and Oklo executed a non-disclosure agreement, which did not contain a standstill provision.

From and after the signing of the Letter of Intent, Mr. Altman, did not partake in any negotiations regarding the proposed business combination, and recused himself from all deliberations of the AltC Board and the Oklo Board regarding the proposed business combination.

After entering into the non-disclosure agreement and the Letter of Intent, AltC and its advisors commenced an in depth business, financial and legal due diligence review of Oklo, and representatives of each party and their respective advisors (acting at the direction of their respective clients) held several initial calls in furtherance of that review, including a project kick-off call with Mr. DeWitte and Ms. Cochran on January 9, 2023, a diligence session with Oklo’s management on January 20, 2023, a diligence and transaction process organizational meeting on January 23, 2023, a regulatory overview diligence call on January 24, 2023 and a diligence call regarding Oklo’s preliminary unit economics on January 25, 2023. Mr. Altman did not attend any of such diligence calls.

On January 5, 2023, AltC engaged a Big Four accounting firm to act as a public readiness advisor and aid AltC in its evaluation of the proposed business combination with Oklo. In furtherance of that evaluation, on February 13, 2023, representatives of AltC and EY held a diligence kick-off call with Mr. DeWitte, Ms. Cochran, and representatives of Oklo. Additional calls were held between representatives of AltC, EY and Oklo throughout January to March 2023 to discuss due diligence topics, including public company readiness, finance, tax, human resources, information technology, cyber security, and data privacy management. Mr. Altman did not attend any of such diligence calls.

In furtherance of AltC’s evaluation of the proposed business combination with Oklo, throughout January and February 2023, representatives of AltC and AltC’s advisors had due diligence sessions with representatives of Oklo. Mr. Altman did not attend any of such diligence calls.

On January 23, 2023, Weil, Gotshal and Manges LLP (“Weil”), legal counsel to AltC, sent an initial diligence request list to Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, legal counsel to Oklo (“Gunderson”), and on January 25, 2023, AltC and certain of its advisors were granted access by Oklo to a virtual data room containing non-public information relating to Oklo and its business in order to facilitate AltC’s due diligence review of Oklo. Throughout the remainder of January 2023 and through June 2023, AltC and its advisors continued their due diligence review of Oklo and its business, including holding numerous diligence calls among representatives of AltC, Oklo’s management team, and their respective advisors. Mr. Altman did not attend any of such diligence calls.

On February 10, 2023, representatives of AltC and AltC’s advisors had an on-site visit at Oklo’s facilities in California to discuss Oklo’s business model, which was followed up with three additional business diligence sessions among representatives of AltC, including Archimedes and AltC’s advisors, and Oklo, that were held over two days on February 23, 2023 and February 24, 2023. Mr. Altman did not attend such on-site visit or such diligence calls.

On February 24, 2023, Gunderson delivered to Weil responses from Oklo to the initial diligence request list sent by Weil on January 23, 2023.

On March 13, 2023, Gunderson, delivered a draft Merger Agreement to Weil. From March 13, 2022 through July 11, 2023, the parties and their advisors negotiated the Merger Agreement and related transaction documents. Significant areas of discussion and negotiation included: (i) the Sponsor Commitment, (ii) voting and support agreements to potentially be delivered by AltC shareholders, (iii) the parameters around which Oklo would be permitted to raise additional financing pre-Closing, (iv) the conditions precedent to be provided in the Merger Agreement, including conditions related to the NRC regulatory process, and (v) the calculation of AltC’s transaction expenses. The initial exclusivity period was set to expire on March 17, 2023, and on that day, Weil delivered to Gunderson a draft exclusivity extension agreement, which contemplated that upon its expiration the exclusivity period would automatically be extended for successive 15 day periods to the extent the parties were continuing to negotiate the proposed business combination in good faith and neither party had delivered notice to the other of its intent to terminate negotiations. The exclusivity extension agreement was subsequently executed by Oklo and AltC on March 19, 2023.

Separately, on March 13, 2023, representatives of AltC held a call with Guggenheim Partners, financial advisor to Oklo (“Guggenheim”), in which they discussed, among other things, Oklo’s preliminary unit economics and an investor presentation to be drafted that would be used to highlight the benefits of the proposed business combination between Oklo and AltC, if and when a transaction was announced. Mr. Altman did not attend the call on March 13, 2023.

On March 14, 2023, AltC engaged Morgan Lewis & Bockius LLP (“Morgan Lewis”), as its nuclear regulatory counsel. In connection with that engagement, from March 2023 and through May 2023 representatives of AltC and Morgan Lewis commenced a regulatory diligence review of Oklo and conducted several interviews with employees of Oklo to discuss diligence topics. The regulatory diligence review focused on key nuclear licensing topics, including, Oklo’s partnership with the Idaho National Laboratory, the broader nuclear regulatory environment for advanced small reactors, on-site security, reactor staffing, cybersecurity, the design of the Aurora powerhouse as it relates to existing regulations, fuel recycling and the status of and readiness for the NRC application process as it relates to the Aurora powerhouse. Mr. Altman did not attend any of such diligence calls.

As part of its evaluation of the proposed business combination with Oklo, AltC engaged Ocean Tomo as its financial and technical advisor and Citigroup Global Markets Inc. (“Citi”) as its capital markets advisor. AltC and Ocean Tomo entered into an engagement letter, dated as of March 17, 2023, pursuant to which AltC engaged Ocean Tomo as its financial and technical advisor in connection with the business combination. As part of this engagement, it was contemplated that Ocean Tomo would render a fairness opinion to AltC with respect to the business combination. In addition, AltC approached Citi regarding a potential engagement as a capital markets advisor on March 29, 2023, and finalized the engagement by entering into an engagement letter, dated July 10, 2023, pursuant to which AltC engaged Citi to act as its capital markets advisor in connection with the business combination. As capital markets advisor to AltC in connection with the business combination, Citi provided advisory and investment banking services in connection with the business combination which included advice on: capital markets strategy, investor meetings and presentations and other matters related to capital markets, including with respect to market conditions. Citi was not engaged by AltC to provide a fairness opinion with respect to the business combination. The total aggregate fees payable to Citi as AltC’s capital markets advisor are $3.875 million, which consists of (i) a $875,000 advisory fee contingent upon the consummation of the business combination (the “Advisory Fee”) and (ii) a $3,000,000 incentive fee, which is payable solely at the discretion of AltC. The total aggregate fees payable to Citi that are contingent upon the consummation of the business combination are $7,000,000, which includes (a) the Advisory Fee and (b) $6,125,000 of deferred underwriting fees.

On March 29, 2023, the AltC Board met via video teleconference to discuss the proposed business combination with Oklo. Representatives of Archimedes and Weil attended the meeting. During the meeting, representatives of Archimedes provided the AltC Board with an update on AltC’s pursuit of a business combination target, including noting that after considering several target entities, AltC entered into the Letter of Intent with Oklo. Representatives of Archimedes noted, that in addition to serving as chief executive officer of AltC and a member of the AltC Board and Chairman of the Oklo Board, Mr. Altman also had an economic interest in Oklo. Representatives from Weil informed the AltC Board that given his interests on both sides of the proposed business combination, Mr. Altman had agreed to recuse himself from deliberations of the Oklo Board with respect to the proposed business combination and had similarly recused himself and would continue to recuse himself from deliberations of the AltC Board with respect to the proposed business combination. The AltC Board, including, Mr. Altman, agreed with this approach; however, because the meeting was held for the limited purpose of informing the AltC Board about the proposed business combination with Oklo, Mr. Altman remained for the duration of the meeting with the consent of the AltC Board. Representatives of Archimedes noted that representatives of AltC and AltC’s advisors had visited Oklo’s facilities in California and have had several discussions with their management team regarding the proposed business combination. They also provided the AltC Board with AltC’s advisor’s preliminary assessment of Oklo, including the technical capabilities of its powerhouses and capabilities of its management team. After discussion, AltC management informed the AltC Board of its intention to continue to pursue the proposed business combination with Oklo, which the AltC Board was in agreement with.

On April 4, 2023, Mr. Klein and representatives of AltC met with the Oklo Board to provide an update on the transaction progress and overall market environment. Mr. Altman did not attend the meeting on April 4, 2023.

On May 8, 2023, representatives of Oklo provided representatives of AltC with an updated unit economics analysis of Oklo’s Aurora powerhouse. See “Proposal No. 1 — The Business Combination Proposal — Unaudited Prospective Unit Economics Information” for additional information about the Unit Economics.

During this time, representatives of AltC, Oklo and their respective advisors, including Ropes & Gray LLP (“Ropes”) as Citi’s legal advisor, held numerous calls and meetings regarding the proposed business combination. These calls and meetings included, among others, a legal diligence call held on March 23, 2023; a unit economics diligence call on March 29, 2023; an AltC business diligence call on April 11, 2023; an Oklo business diligence call on April 27, 2023; an AltC auditor diligence call on April 28, 2023; a unit economics diligence call on May 9, 2023; an Oklo financial/unit economics diligence call on May 16, 2023; an Oklo auditor diligence call on May 19, 2023; and an Oklo auditor diligence call on June 30, 2023. Mr. Altman did not attend any of such calls regarding the proposed business combination.

On May 22, 2023, the AltC Board, excluding Mr. Altman, met via video teleconference to discuss the proposed business combination with Oklo. Representatives of a Big Four accounting firm, Ocean Tomo, Archimedes and Weil attended the meeting. During the meeting, representatives of Archimedes updated the AltC Board on the proposed timeline of the proposed business combination with Oklo and the status of AltC’s diligence process to date. Representatives of a Big Four accounting firm presented to the AltC Board the results of their financial, tax, human resource and cybersecurity diligence that they had conducted on Oklo.

On May 24, 2023, Mr. Klein and representatives of AltC met with the Oklo Board to provide an update on the transaction progress and overall market environment. Mr. Altman did not attend the update call on May 24, 2023.

On May 26, 2023, the AltC Board, excluding Mr. Altman, met via video teleconference to discuss the proposed business combination with Oklo. Representatives of Archimedes and Weil attended the meeting. Representatives of Archimedes updated the AltC Board on its preliminary assessment of Oklo, including its assessment of, among other things, Oklo’s business model and risks faced by Oklo’s business. At the conclusion of the meeting, AltC management informed the AltC Board of their intention to continue to pursue the proposed business combination with Oklo, with which the AltC Board agreed.

On June 13, 2023, the AltC Board, excluding Mr. Altman, met via video teleconference to discuss the proposed business combination with Oklo. Representatives of AltC’s advisors attended the meeting. During the meeting, representatives of Archimedes updated the AltC Board on the status of the proposed business combination with Oklo. Representatives of AltC’s advisors presented to the AltC Board the results of the business and industry diligence they conducted. Representatives of Weil reviewed with the AltC Board its fiduciary duties with respect to the proposed business combination and updated the AltC Board on the status of negotiations of the Merger Agreement and other transaction documents.

On June 28, 2023, Mr. Klein and representatives of AltC met with the Oklo board and representatives of Guggenheim to discuss the status of the proposed transaction, including execution certainty (the “June 28 Meeting”). Mr. Altman was in attendance at the June 28 Meeting.

On June 29, 2023, the AltC Board, excluding Mr. Altman and Mr. Klein (due to a scheduling conflict), met via video teleconference to discuss and evaluate the proposed business combination with Oklo. Representatives of Ocean Tomo, Archimedes and Weil attended the meeting. Representatives of Ocean Tomo reviewed its preliminary financial analysis of the proposed consideration to be paid in the business combination. A discussion then ensued during which the directors asked questions of the representatives of Ocean Tomo. Following such discussion, the representatives of Ocean Tomo noted for the AltC Board that Ocean Tomo would be in a position to render its opinion that the aggregate consideration payable in the proposed business combination is fair, from a financial point of view, to AltC’s stockholders (other than Sponsor), assuming there are no material changes to the terms of the business combination or Oklo’s business at the time that the parties are ready to sign a definitive agreement. Representatives of

Weil then provided the AltC Board with an update on the status of negotiations with respect to the Merger Agreement and related transaction documents.

On the morning of July 10, 2023, the AltC Board met, excluding Mr. Altman, via video teleconference to discuss and evaluate (i) the proposed business combination with Oklo, and (ii) proposed amendments to AltC’s amended and restated certificate of incorporation to extend the date by which AltC must consummate an initial business combination from October 12, 2023 to July 12, 2024 (or such earlier date as determined by the AltC Board) (the “SPAC Extension Amendment”), which was proposed to provide AltC additional time for AltC to consummate an initial business combination with Oklo or another target.Representatives of Archimedes and Weil attended the meeting. Representatives of Archimedes provided an update on the status of the proposed business combination with Oklo, noting that the parties were close to finalizing the Merger Agreement and other transaction documents. Representatives of Weil then provided the AltC Board with an overview of key terms of the Merger Agreement and other related transaction documents, including the terms of the Sponsor Commitment that had recently been agreed, as well as an overview of the SPAC Extension Amendment.

During the evening of July 10, 2023, the AltC Board, excluding Mr. Altman and Mr. Klein (due to a scheduling conflict), met via video teleconference to discuss and evaluate the proposed business combination with Oklo. Representatives of Ocean Tomo, Archimedes and Weil attended the meeting. Representatives of Ocean Tomo reviewed its updated financial analysis of the Merger Consideration and rendered an oral opinion, confirmed by delivery of a written opinion dated July 11, 2023, to the AltC Board to the effect that, as of that date and based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken, the Merger Consideration in connection with the Merger was fair, from a financial point of view, to AltC’s stockholders (other than the Sponsor). See “Proposal No. 1 — The Business Combination Proposal — Opinion of AltC’s Financial Advisor” for additional information about Ocean Tomo’s opinion. Representatives of Weil then provided the AltC Board with an update on the status of negotiations with respect to the Merger Agreement and related transaction documents. After discussion, including asking questions of AltC management and their financial and legal advisors, the AltC Board determined it would meet the following morning to continue its consideration of the business combination.

Early in the morning on July 11, 2023, the AltC Board, excluding Mr. Altman, met via video teleconference to consider the business combination and the SPAC Extension Amendment. Representatives of Weil confirmed that there were no material changes to the terms of the business combination reviewed with the AltC Board at the previous meeting and that Ocean Tomo had informed representatives of Weil that nothing had occurred since the prior meeting that would impact the conclusion of Ocean Tomo’s oral fairness opinion, which was delivered at the prior AltC Board meeting on July 10, 2023. Representatives from Archimedes confirmed that AltC’s management team was in support of the business combination and that AltC management recommended that the AltC Board approve the Merger Agreement and other transaction documents. Upon a motion duly made and seconded, the AltC Board unanimously (excluding Mr. Altman) (i) determined that it is in the best interests of AltC and its stockholders, and declared it advisable, to approve the SPAC Extension Amendment and enter into the Merger Agreement, (ii) approved the SPAC Extension Amendment, the Merger Agreement and the business combination, including the Merger, on the terms and subject to the conditions of the Merger Agreement and (iii) adopted a resolution recommending the SPAC Extension Amendment, the Merger be adopted by AltC’s stockholders.

Shortly thereafter, and before the markets opened, the parties executed the Merger Agreement and the other related agreements. Promptly following the execution of such documentation, AltC and Oklo publicly announced the execution of the Merger Agreement and the business combination.

On October 5, 2023, at a special meeting of the AltC’s stockholders, AltC stockholders approved the SPAC Extension Amendment. As a result, the date by which AltC must consummate an initial business combination was extended to July 12, 2024 (or such earlier date as determined by the AltC Board).

The AltC Board’s Reasons for Approval of the Transactions

The AltC Board, in evaluating the Transactions, consulted with AltC’s management and financial, strategic and legal advisors. In (i) resolving that it is fair to and in the best interests of AltC and its stockholders, and declaring it advisable, to enter into the Merger Agreement, the related agreements to which AltC is a party and the Transactions, (ii) approving the Merger Agreement, the related agreements to which AltC is a party and the Transactions, including the Merger, on the terms and subject to the conditions of the Merger Agreement, and (iii) adopting a resolution recommending the business combination proposal be approved by AltC stockholders, the AltC Board considered and evaluated a number of factors, including the factors discussed below. The AltC Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. In addition, individual directors may have given different weight to different factors. The AltC Board viewed its decision as being based on all of the information available and the factors presented to and considered by it. This explanation of AltC’s reasons for the Transactions and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

The AltC Board considered a number of factors pertaining to the Transactions as generally supporting its decision to enter into the Merger Agreement, the related agreements to which AltC is a party and the Transactions, including but not limited to, the following material factors:

●	Reasonableness of Aggregate Consideration. Following a review of the financial data provided to AltC, including Oklo’s historical financial statements and certain unaudited prospective financial information, AltC’s due diligence review of Oklo’s business and the views of AltC’s financial advisor (which supported AltC management’s view regarding valuation), the AltC Board considered the aggregate consideration to be paid and determined that the aggregate consideration was reasonable in light of such data and financial information.
●	Business and Financial Condition and Prospects. After conducting extensive due diligence, the AltC Board and AltC’s management team obtained a better understanding of Oklo’s business, financial condition, management team and future growth prospects. The AltC Board considered the results of the due diligence review of Oklo’s business, including its innovative technologies that provide for increased safety and reduced costs, the potential in nuclear energy solutions, its large addressable market, its ability to generate an attractive return on invested capital as Oklo matures, as well as Oklo’s management team’s experience. The AltC Board considered how these factors will enhance Oklo’s ability to scale effectively and to execute upon and achieve its business plan.
●	Experienced and Committed Management Team. The AltC Board considered the fact that the Post-Closing Company will be led by the Chief Executive Officer, Chief Operating Officer and other members of Oklo’s senior management team, who have backgrounds in the nuclear energy sector, including specialties in design, operations, government relationships and public markets. The senior management team intends to remain with the Post-Closing Company in the capacity of officers and/or directors, which will provide helpful continuity in advancing the Post-Closing Company’s strategic goals.
●	Opinion of AltC’s Financial Advisor. The AltC Board took into account the financial presentation, dated as of July 10, 2023, and the opinion, dated as of July 11, 2023, of Ocean Tomo to the AltC Board as to the fairness, from a financial point of view and as of the date of the opinion, of the Merger Consideration to AltC’s stockholders (other than the Sponsor), which opinion was based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken as more fully described under the section entitled “Proposal No. 1 — The Business Combination Proposal — Opinion of AltC’s Financial Advisor” below.
●	Commitment of AltC’s Owners. The AltC Board considered the fact that Oklo’s Chief Executive Officer, Oklo’s Chief Operating Officer and the shareholders of Oklo are not selling any of their current shareholdings of Oklo in connection with the Transaction, and as such, will continue to own more than a majority of the Post-Closing Company on a pro forma basis, which the AltC Board believed reflects such shareholders’ belief in and commitment to the continued growth prospects of Oklo going forward.
●	AltC’s Commitment to U.S. Jobs. The AltC Board considered the fact that, given Oklo’s potential and its commitment to manufacture nuclear reactors in the U.S., Oklo would likely be in a position to create many new technology and manufacturing jobs in the U.S.
●	Other Alternatives. AltC raised $500,000,000 in July 2021 with the objective of consummating an attractive business combination. Since that time, as more fully described in “Proposal No. 1 — The Business Combination Proposal — Background of the Transactions,” AltC has evaluated a number of businesses but has been most impressed by the Oklo business. The AltC Board believed, that based upon the terms of the Transactions, the Transactions provide the best available opportunity to maximize value for AltC stockholders.

●	Terms of the Merger Agreement and the Related Agreements. The AltC Board considered the terms and conditions of the Merger Agreement and the related agreements and the transactions contemplated thereby, including the Merger, each party’s representations, warranties and covenants, the conditions to each party’s obligation to consummate the transactions contemplated thereby and the termination provisions as well as the strong commitment by both Oklo and AltC to complete the Transactions.
●	Board of Directors of the Post-Closing Company. The AltC Board considered that the initial board of directors of Oklo would be comprised of one director designated by the Sponsor, one independent director jointly designated by Sponsor and Oklo as well as five directors nominated by Oklo.
●	Role of Independent Directors. The AltC Board is comprised of a majority of directors who are independent under applicable NYSE and SEC rules. In connection with the Transactions, our independent directors, Frances Frei, Allison Green, Peter Lattman and John Thornton, took an active role in evaluating the proposed terms of the Transactions, including the Merger Agreement and the related agreements. AltC’s independent directors evaluated and unanimously approved, as members of the AltC Board, the Merger Agreement and the related agreements and the transactions contemplated thereby, including the Transactions.
●	Growing Global Support for Nuclear, including Small Reactors Potential to Play a Large Role. AltC management and the AltC Board believe that nuclear power, and specifically small reactors, will play a significant role in the future of energy because of the safety profile of small reactors versus traditional large scale nuclear reactors as well as the ability of small reactors to scale and provide a reliable source of carbon-free power.
●	Multiple Avenues to Accelerate Organic Growth Opportunities. The AltC Board considered that Oklo benefits from multiple opportunities to drive accelerated and profitable organic growth. Oklo’s value-creation strategies are focused on a range of existing and emerging applications critical to energy transition mandates both domestically and internationally.
●	Attractive Business Model. The AltC Board considered Oklo’s services-driven business model, which has attractive potential unit economics and is designed to generate free cash flow.
●	Significant Recurring Revenue Opportunities. The AltC Board believes Oklo will have the ability to drive recurring revenues through the sale of nuclear energy through plants that it owns and operates.
●	Unique Advantages Supporting First Deployment. Oklo has been granted a site permit by the DOE to build its first nuclear power plant at the Idaho National Lab, which will also supply Oklo with the fuel needed to operate the plant.
●	Bipartisan Political Support for Nuclear Energy Sources. The AltC Board considered that support for advanced nuclear solutions currently spans both sides of the political aisle amidst an often-polarizing domestic political landscape.

The AltC Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Transactions, including, but not limited to, the following:

●	Macroeconomic Risks. Macroeconomic uncertainty and the effects it could have on the combined company’s revenues.
●	Benefits May Not Be Achieved. The risk that the potential benefits of the Transactions may not be fully achieved or may not be achieved within the expected timeframe.
●	Potential for Delay of Plant Opening. The risk that Oklo’s first nuclear plant may not be built within the expected timeframe.
●	Regulatory Risks. The risk of changes in Oklo’s regulatory environment, including changes to nuclear regulation or laws.
●	Timeline Risks. The risk that Oklo’s proposed timelines for NRC approval and other necessary local approvals may be delayed, or never received. In addition, adverse public reaction to developments in the use of nuclear power by special interest groups, community groups and state and local government agencies leading to environmental litigation or other legal proceedings could also result in significant delays and costs overruns and could adversely affect Oklo’s ability to operate its business.
●	Technology Risks. The risk that the development of Oklo’s technology, and the surrounding pricing environment, may diverge from expectations.
●	Intellectual Property Risks. The value of the intellectual property associated with Oklo’s technology is based in part on Oklo’s ability to protect and enforce its patents and other proprietary rights, which is not guaranteed and the inability to do so may expose Oklo to the possible loss of a competitive advantage.
●	Nuclear Risks. The risk that nuclear accidents, even if wholly unrelated to Oklo’s business, may alter the prevailing industry and political tailwinds with respect to nuclear adoptions.
●	Liquidation. The risks and costs to AltC if the business combination is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in AltC being unable to effect a business combination within the completion window and force AltC to liquidate.
●	Stockholder Vote. The risk that AltC’s stockholders may object to and challenge the Transactions and take action that may prevent or delay the consummation of the Transactions, including to vote down the proposals at the special meeting or redeem their shares.
●	Closing Conditions. The fact that completion of the Transactions is conditioned on the satisfaction of certain closing conditions that are not within AltC’s control.
●	AltC Public Stockholders Holding a Minority Position in the Post-Combination Company. The risk that AltC public stockholders will hold a minority position in the post-combination company (approximately 35.3%, assuming that no shares of AltC Class A common stock are elected to be redeemed by AltC stockholders), which may reduce the influence that AltC’s current stockholders have on the management of AltC.
●	Litigation. The possibility of litigation challenging the Transactions or that an adverse judgment granting injunctive relief could enjoin or otherwise interfere with the consummation of the Transactions.
●	Fees and Expenses. The fees and expenses associated with completing the Transactions.
●	Other Risks. Various other risks associated with the business of Oklo, as described in the section entitled “Risk Factors” appearing elsewhere in this proxy statement.

In addition to considering the factors described above, the AltC Board also considered that:

●	Interests of Certain Persons. Some officers and directors of AltC, including Sam Altman, have interests in the Transactions as individuals that are in addition to, and that may be different from, the interests of AltC stockholders (see section entitled “— Interests of Certain Persons in the Business Combination”). AltC’s independent directors reviewed and considered these interests during the negotiation of the business combination and in evaluating and unanimously (of those who voted) approving, as members of the AltC Board, the Merger Agreement, the related agreements to which AltC is a party and the Transactions.

The AltC Board concluded that the potential benefits that it expected AltC and its stockholders to achieve as a result of the Transactions outweighed the potentially negative factors associated with the Transactions. The AltC Board also noted that AltC stockholders would have a substantial economic interest in the combined company (depending on the level of AltC stockholders that sought redemption of their AltC public shares into cash). Accordingly, the AltC Board unanimously (of those members of the AltC Board that voted) determined that the Merger Agreement, the related agreements to which AltC is a party and the Transactions are fair to, and in the best interests of, AltC and its stockholders.

Unaudited Prospective Unit Economics Information

In connection with its consideration of the business combination, including the Transactions, Oklo provided its internally-derived unit economic calculations (the “Unit Economics”) related to a 15 MWe Aurora powerhouse (comprising 15 megawatts (“MW”) of electric generating capacity) and a 50 MWe Aurora powerhouse (comprising 50MW of electric generating capacity) to (i) AltC for use as a component of its overall evaluation of Oklo, (ii) Ocean Tomo for use as a component of its fairness opinion as described further in the section entitled “Opinion of AltC’s Financial Advisor,” and (iii) to the Oklo Board and its advisors in connection with its evaluation of the Transactions. The Unit Economics are being included in this proxy statement/prospectus/consent solicitation statement because the Unit Economics were provided to the AltC Board, the Oklo Board and Ocean Tomo for their respective evaluations of the Transactions.

The Unit Economics are included in this proxy statement/prospectus/consent solicitation statement solely to provide AltC’s shareholders and Oklo’s shareholders access to information made available in connection with the consideration by the AltC Board and the Oklo Board of the Transactions and Ocean Tomo’s fairness opinion. The Unit Economics should not be viewed as a projection or forecast of Oklo’s overall financial performance, as such analysis relates exclusively to a 15 MWe Aurora powerhouse and a 50 MWe Aurora powerhouse, as applicable, and not to the entire Oklo business model. Furthermore, the Unit Economics do not take into account any circumstances or events occurring after the date on which such Unit Economics were prepared, which was May 8, 2023.

The Unit Economics were prepared in good faith by Oklo’s management team and are based on its management’s reasonable estimates and assumptions with respect to the expected performance of a 15 MWe Aurora powerhouse and a 50 MWe Aurora powerhouse, as applicable, at the time the Unit Economics were prepared and speak only as of that time. As such, the Unit Economics do not reflect any updates since the time such Unit Economics were delivered to the AltC Board and Ocean Tomo.

The Unit Economics reflect numerous estimates and assumptions with respect to matters specific to Oklo’s business, the 15 MWe Aurora powerhouse, the 50 MWe Aurora powerhouse, and general matters, including estimates and assumptions with respect to industry-wide business, economic, regulatory, market and financial conditions and other future events, all of which are difficult to predict and many of which are beyond Oklo’s and AltC’s control. In particular, the cost estimates shown in the Unit Economics were based on Oklo’s May 2023 estimates. Moreover, the Unit Economics are not subject to any escalation or discounting. The time at which the assumptions underlying the Unit Economics will be realized, if at all, is highly uncertain. As a result, there can be no assurance that the Unit Economics will be realized or that actual performance of a 15 MWe Aurora powerhouse or a 50 MWe Aurora powerhouse, if operational, will yield similar results (i.e., not significantly higher or lower than those set forth in the Unit Economics).

Because the Unit Economics cover multiple years, such information by its nature becomes less predictive with each successive year. These Unit Economics are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The Unit Economics have been prepared solely by Oklo, have not been reviewed or verified by independent third parties and do not reflect cost quotes from potential vendors. Information provided in the Unit Economics constitutes forward-looking statements that are inherently subject to significant uncertainties and contingencies, many of which are beyond Oklo’s and AltC’s control. The various risks and uncertainties include those set forth in the “Risk Factors,” “Oklo’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Cautionary Note Regarding Forward-Looking Statements.”

The Unit Economics were prepared solely for internal use and not with a view toward public disclosure or toward complying with GAAP, any published guidelines of the SEC or any guidelines established by the American Institute of Certified Public Accountants. The Unit Economics included in this proxy statement/prospectus/consent solicitation statement have been prepared by, and are the responsibility of, Oklo’s management. Neither Ocean Tomo, nor the independent registered public accounting firms of Oklo or AltC, nor any other registered public accounting firms, have compiled, examined or performed any procedures with respect to the Unit Economics contained in the proxy statement/prospectus/consent solicitation statement, nor have they expressed any opinion or any other form of assurance on such information or their accuracy or achievability, and the independent registered public accounting firms of Oklo and AltC assume no responsibility for, and disclaim any involvement with, the Unit Economics. Further, to that end, the report of Marcum LLP included in the financial statements in this proxy statement/prospectus/consent solicitation statement relates to the historical financial statements of Oklo. It does not extend to the Unit Economics and should not be read to do so.

Nonetheless, a summary of the Unit Economics is provided in this proxy statement/prospectus/consent solicitation statement because the Unit Economics were made available to the AltC Board and Ocean Tomo for use as a component of its fairness opinion as described further in the section entitled “Opinion of AltC’s Financial Advisor.” The inclusion of the Unit Economics in this proxy statement/prospectus/consent solicitation statement should not be regarded as an indication that AltC, the AltC Board, Oklo, the Oklo Board, Ocean Tomo or their respective affiliates, advisors or other representatives considered, or now considers, such Unit Economics necessarily to be predictive of actual future results or to support or fail to support your decision whether to vote for or against the business combination proposal. For more information, see the risk factor in the section entitled “Risk Factors — Risks Related to Oklo’s Business and Operations Following the Business Combination — Our unit economics are subject to significant risks, assumptions, estimates and uncertainties. As a result, our actual revenues, timing for achieving business milestones, expenses, capital expenditures, profitability and cash flows may differ materially from our expectations.” No person has made or makes any representation or warranty to any AltC shareholder regarding the information included in the Unit Economics. The Unit Economics are not fact and are not necessarily indicative of future results. Readers of this proxy statement/prospectus/consent solicitation statement are cautioned not to place undue reliance on this information.

The Unit Economics are not included in this proxy statement/prospectus/consent solicitation statement in order to induce any AltC shareholders to vote in favor of any of the proposals at the special meeting.

AltC urges you to review the financial statements of Oklo included in this proxy statement/prospectus/consent solicitation statement, as well as the financial information in the section of this proxy statement/prospectus/consent solicitation statement entitled “Unaudited Pro Forma Condensed Combined Financial Information” and to not rely on any single financial measure.

Oklo uses certain financial measures in its Unit Economics that are not prepared in accordance with GAAP as supplemental measures to evaluate operational performance. While Oklo believes that non-GAAP financial measures provide useful supplemental information, there are limitations associated with the use of non-GAAP financial measures. Non-GAAP financial measures are not prepared in accordance with GAAP, are not reported by all of Oklo’s competitors and may not be directly comparable to similarly titled measures of Oklo’s competitors. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. Financial measures included in the Unit Economics provided to a board of directors or financial advisor in connection with a business combination transaction are excluded from the definition of “non-GAAP financial measures” under the rules of the SEC, and therefore the Unit Economics are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Accordingly, no reconciliation of the financial measures included in the Unit Economics was prepared, and therefore none have been provided in this proxy statement/prospectus/consent solicitation statement. The definitions of the non-GAAP measures included in the Unit Economics may not align with those underlying the non-GAAP measures presented in “Oklo’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Aurora 15 MWe Illustrative Unit Economics

The key assumptions for the expected first-of-a-kind (“FOAK”) unit economics of the Aurora 15 MWe plant design include:

●	Expected Life of Plant. The plant will have a 40-year plant design life.
●	Plant Capital Expenditures. The initial plant construction cost will be approximately $34 million (excluding initial fuel load costs).
●	Fuel Capital Expenditures:
●	A plant will require an estimated initial fuel load of 5,000 kg costing approximately $35 million.
●	A plant will require a refueling load of approximately 2,500 kg every 10 years over the 40-year plant design life, with each refueling load costing approximately $17.5 million and approximately $53 million in total over the 40-year plant design life.
●	Fuel capital expenditure assumptions assume all fuel is newly fabricated HALEU purchased from a third-party supplier at a cost of $7,000 per kg and do not take into account any fuel Oklo may recycle and fabricate for its own internal supply.

●	Revenue from Annual Power Sales. A plant will annually generate and sell approximately 121,000 megawatt hours (“MWh”) at an average real price of $105 per MWh for total annual recurring revenue of approximately $13 million. This assumption represents 15 MWe generating capacity at 92% capacity factor.
●	Operating Costs:
●	A plant will incur annual fixed expenses of $3.8 million.
●	A plant will incur annual variable expenses of $6.00 per MWh.

The key assumptions for the expected nth-of-a-kind (“NOAK”) unit economics of the Aurora 15 MWe plant design include:

●	Expected Life of Plant. Each plant will have a 40-year plant design life.
●	Plant Capital Expenditures. The initial plant construction cost will be approximately $24 million (excluding initial fuel load costs).
●	Fuel Capital Expenditures:
●	A plant will require an estimated initial fuel load of 4,750 kg costing approximately $33 million.
●	A plant will require a refueling load of approximately 2,375 kg every 10 years over the 40-year plant design life, with each refueling load costing approximately $17 million and approximately $50 million in total over the 40-year plant design life.
●	Fuel capital expenditure assumptions assume all fuel is newly fabricated HALEU purchased from a third-party supplier at a cost of $7,000 per kg and do not take into account any fuel Oklo may recycle and fabricate for its own internal supply.
●	Revenue from Annual Power Sales. A plant will annually generate and sell approximately 121,000 MWh at an average real price of $105 per MWh for total annual recurring revenue of approximately $13 million. This assumption represents 15 MWe generating capacity at 92% capacity factor.
●	Operating Costs:
●	A plant will incur annual fixed expenses of $2.4 million.
●	A plant will incur annual variable expenses of $5.00 per MWh.
●	Run-Rate: To achieve NOAK unit economics, it is expected a run-rate of 20 units is required.

Forecast of Aurora 15 MWe Illustrative Unit Economics(1)

($ are in millions)

								40-Yr Life
	T+0	T+1	T+2	T+3	T+4	T+5	T+10	of Plant
Capital Expenditures	$(57)						$(17)	$(107)
Plant Cost	$(24)							$(24)
Initial Fuel Load	$(33)							$(33)
Refueling Cost							$(17)	$(50)
Revenue		$13	$13	$13	$13	$13	$13	$508
Revenue from Power Sales		$13	$13	$13	$13	$13	$13	$508
Expenses		$(3)	$(3)	$(3)	$(3)	$(3)	$(3)	$(120)
Fixed Plant		$(2)	$(2)	$(2)	$(2)	$(2)	$(2)	$(96)
Variable Plant		$(1)	$(1)	$(1)	$(1)	$(1)	$(1)	$(24)
Annual Plant Cash Flow	$(57)	$10	$10	$10	$10	$10	$(7)	$281
Cash Margin	N/A	76.4%	76.4%	76.4%	76.4%	76.4%	(54.4)%	55.4%
(1)	The unit economics of the 15 MWe Aurora powerhouse are presented as of May 2023, and future periods are not adjusted for inflation. The unit economics of the 15 MWe Aurora powerhouse provided herein are for illustrative purposes only. Actual operating costs and revenues of the 15 MWe Aurora powerhouse are subject to change based upon how Oklo’s business develops and such changes may be significant and differ materially from those estimates provided herein. The unit economics of the 15 MWe Aurora powerhouse assume all regulatory approvals have been obtained on expected timelines. The regulatory process, including necessary NRC approvals and licensing, is a lengthy, complex process and projected timelines could vary materially from the actual time necessary to obtain all the required approvals.

Aurora 50 MWe Illustrative Unit Economics

The key assumptions for the expected FOAK unit economics of the Aurora 50 MWe plant design include:

●	Expected Life of Plant. The plant will have a 40-year plant design life.
●	Plant Capital Expenditures. The initial plant construction cost will be approximately $86 million (excluding initial fuel load costs).
●	Fuel Capital Expenditures:
●	A plant will require an estimated initial fuel load of 8,000 kg costing approximately $56 million.
●	A plant will require a refueling load of approximately 4,000 kg every 10 years over the 40-year plant design life, with each refueling load costing approximately $28 million and approximately $84 million in total over the 40-year plant design life.
●	Fuel capital expenditure assumptions assume all fuel is newly fabricated HALEU purchased from a third-party supplier at a cost of $7,000 per kg and do not take into account any fuel Oklo may recycle and fabricate for its own internal supply.
●	Revenue from Annual Power Sales. A plant will annually generate and sell approximately 403,000 MWh at an average real price of $90 per MWh for total annual recurring revenue of approximately $36 million. This assumption represents 50 MWe generating capacity at 92% capacity factor.
●	Operating Costs:
●	A plant will incur annual fixed expenses of $7.2 million.

●	A plant will incur annual variable expenses of $5.00 per MWh.

The key assumptions for the expected NOAK unit economics of the Aurora 50 MWe plant design include:

●	Expected Life of Plant. Each plant will have a 40-year plant design life.
●	Plant Capital Expenditures. The initial plant construction cost is approximately $61 million (excluding initial fuel load costs).
●	Fuel Capital Expenditures:
●	A plant will require an estimated initial fuel load of 7,800 kg costing approximately $55 million.
●	A plant will require a refueling load of approximately 3,900 kg every 10 years over the 40-year plant design life, with each refueling load costing approximately $27 million and approximately $82 million in total over the 40-year plant design life.
●	Fuel capital expenditure assumptions assume all fuel is newly fabricated HALEU purchased from a third-party supplier at a cost of $7,000 per kg and do not take into account any fuel Oklo may recycle and fabricate for its own internal supply.
●	Revenue from Annual Power Sales. A plant will annually generate and sell approximately 403,000 MWh at an average real price of $90 per MWh for total annual recurring revenue of approximately $36 million. This assumption represents 50 MWe generating capacity at 92% capacity factor.
●	Operating Costs:
●	A plant will incur annual fixed expenses of $5.6 million.
●	A plant will incur annual variable expenses of $4.00 per MWh.
●	Run-Rate: To achieve NOAK unit economics, it is expected a run-rate of 20 units is required.

Forecast of Aurora 50 MWe Illustrative Unit Economics(1)

($ are in millions)

								40-Yr Life
	T+0	T+1	T+2	T+3	T+4	T+5	T+10	of Plant
Capital Expenditures	$(116)						$(27)	$(198)
Plant Cost	$(61)							$(61)
Initial Fuel Load	$(55)							$(55)
Refueling Cost							$(27)	$(82)
Revenue		$36	$36	$36	$36	$36	$36	$1,452
Revenue from Power Sales	$36	$36	$36	$36	$36	$36	$1,452
Expenses	$(7)	$(7)	$(7)	$(7)	$(7)	$(7)	$(288)
Fixed Plant	$(6)	$(6)	$(6)	$(6)	$(6)	$(6)	$(224)
Variable Plant	$(2)	$(2)	$(2)	$(2)	$(2)	$(2)	$(65)
Annual Plant Cash Flow	$(116)	$29	$29	$29	$29	$29	$2	$966
Cash Margin	N/A	80.1%	80.1%	80.1%	80.1%	80.1%	4.9%	66.5%
(1)	The unit economics of the 50 MWe Aurora powerhouse are presented as of May 2023, and future periods are not adjusted for inflation. The unit economics of the 50 MWe Aurora powerhouse provided herein are for illustrative purposes only. Actual operating costs and revenues of the 50 MWe Aurora powerhouse are subject to change based upon how Oklo’s business develops and such changes may be significant and differ materially from those estimates provided herein. The unit economics of the 50

MWe Aurora powerhouse assume all regulatory approvals have been obtained on expected timelines. The regulatory process, including necessary NRC approvals and licensing, is a lengthy, complex process and projected timelines could vary materially from the actual time necessary to obtain all the required approvals.

In addition to the Unit Economics depicted above, Oklo also provided to AltC certain estimates and other key assumptions that Oklo’s management relied upon in preparing Oklo’s business model. These estimates and key assumptions included estimates with respect to certain expenses and working capital and an illustrative schedule depicting a range of deployment targets of standard 15 MWe Aurora powerhouses and 50 MWe Aurora powerhouses.

With respect to expected general and administrative expenses, Oklo expected (i) these expenses before first deployment to be approximately $19.5 million in 2023 scaling to approximately $34.5 million by 2027 and (ii) the long term assumption to be approximately 20% of power revenue. With respect to expected manufacturing facility expenses (which reflects the required spend by Oklo to establish manufacturing and fabrication capabilities to supports deployment of Aurora powerhouses), Oklo expected these expenses to be approximately $40 million by 2030, excluding any potential fuel fabrication or recycling investment. With respect to expected maintenance expenses, Oklo expected these expenses to be approximately 10% of initial plant capital costs every 10 years. With respect to occupancy expenses, Oklo expected these expenses to be approximately 5.0% of power revenue. With respect to expected working capital, Oklo expected working capital to be approximately 4.0% of power revenue.

The illustrative schedule included target deployment estimates of a standard 15 MWe Aurora powerhouse and a standard 50 MWe Aurora powerhouse beginning in Year 0 through steady-state. In Year 2, the number of 15 MWe Aurora powerhouses expected to reach deployment is 5 and the number of 50 MWe Aurora powerhouses expected to reach deployment is 1. In Year 4, the number of 15 MWe Aurora powerhouses expected to reach deployment is 34 and the number of 50 MWe Aurora powerhouses expected to reach deployment is 12. In Year 6, the number of 15 MWe Aurora powerhouse expected to reach deployment is 144 and the number of 50 MWe Aurora powerhouses expected to reach deployment is 40. In Year 8, the number of 15 MWe Aurora powerhouses is expected to reach deployment is 292 and the number of 50 MWe Aurora powerhouses expected to reach deployment is 88.

The target deliveries included in the illustrative schedule assumed that regulatory permitting approvals have been obtained to permit construction and operation of the facilities. However, the regulatory permitting process, including necessary NRC approvals and licensing, is a lengthy, complex process and projected timelines could vary materially from the actual time necessary to obtain all required approvals. While there is some possibility of an expedited approval process for fast reactor technology, there is presently no clear path for expedited permitting. See the risk factors in the section entitled “Risk Factors — Risks Related to Oklo’s Business and Operations Following the Business Combination,” including those with the headings “Our powerhouses, recycling facilities and fuel fabrication facilities will be highly regulated by the U.S. government, including the NRC and potentially the DOE, as well as foreign, state, and local governments. We have not received any approval or licensing to date or submitted our updated custom combined operating license application (“COLA”) to the NRC, and approval or licensing of these designs or facilities, and the time of such approval or licensing, if any, is not guaranteed. Our planned international expansion will subject us to additional U.S. and foreign regulations,” “We have not yet constructed any powerhouses or entered into any binding contract with any customer to operate a plant or deliver electricity or heat, and there is no guarantee that we will be able to do so in the future. This limited commercial operating history makes it difficult to evaluate our prospects, the risks and challenges we may encounter and our total potential addressable market.” Other than contractual protections provided by our vendors for certain components and systems, we have not employed other risk sharing structures to mitigate all risks associated with the deployment and performance of any of our powerhouses. Oklo has been awarded a Site Use Permit by the Department of Energy (“DOE”) to build its first 15 MWe Aurora powerhouse at the Idaho National Laboratory (“INL”), which is expected to be deployed in 2026 or 2027. In addition, the initial fuel load for Oklo’s first 15 MWe Aurora powerhouse has been secured as part of Oklo’s partnership with the INL and therefore, Oklo’s first 15 MWe Aurora powerhouse will not require a capital expenditure by Oklo for its initial fuel load. Any delays or setbacks we may experience during our first commercial deployment planned for 2026 or 2027 and other demonstration and commercial missions or failure to obtain final investment decisions could have a material adverse effect on Oklo’s business prospects, financial condition, results of operation and cash flows, and could harm our reputation.

EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAWS (INCLUDING A REGISTRANT’S RESPONSIBILITY TO MAKE FULL AND PROMPT DISCLOSURE AS REQUIRED BY SUCH FEDERAL SECURITIES LAWS), BY INCLUDING IN THIS PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION STATEMENT A SUMMARY OF THE UNIT ECONOMICS RELATED TO A 15 MWE AURORA POWERHOUSE (COMPRISING 15 MW OF ELECTRIC GENERATING CAPACITY) AND A 50 MWE AURORA POWERHOUSE (COMPRISING 50 MW OF ELECTRIC GENERATING CAPACITY), NONE OF ALTC, OKLO OR ANY OF THEIR

RESPECTIVE REPRESENTATIVES OR AFFILIATES UNDERTAKES ANY OBLIGATION TO, AND EACH EXPRESSLY DISCLAIMS ANY RESPONSIBILITY TO, UPDATE OR REVISE, OR PUBLICLY DISCLOSE ANY UPDATE OR REVISION TO, THESE UNIT ECONOMICS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THESE UNIT ECONOMICS AND THEIR PRESENTATION TO THE ALTC BOARD AND INCLUSION AS A COMPONENT OF THE FAIRNESS OPINION (AS DEFINED BELOW), EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE UNIT ECONOMICS ARE SHOWN TO BE IN ERROR OR CHANGE.

Opinion of AltC’s Financial Advisor

Pursuant to an engagement letter, dated March 17, 2023 (the “OT Engagement Letter”), AltC retained Ocean Tomo, LLC, a part of J.S. Held (“Ocean Tomo”), to advise the AltC Board regarding the fairness of the equity value (the “Purchase Price”) ascribed to Oklo pursuant to the Merger Agreement and deliver a letter to AltC outlining its opinion as to whether the Purchase Price is fair, from a financial point of view, to the shareholders of AltC (other than the Sponsor), (such opinion and advice, the “Opinion”). Ocean Tomo delivered its written Opinion to AltC on July 11, 2023 (the “Opinion Date”).

In selecting Ocean Tomo, AltC considered, among other things, the fact that Ocean Tomo is (i) regularly engaged in the valuation of businesses and their securities and the provision of fairness opinions in connection with various transactions and (ii) has undertaken numerous engagements in the clean-energy and nuclear space.

The Opinion was provided for the information of, and directed to, the AltC Board for its information and assistance in connection with the business combination.

The full text of the Opinion is attached to this proxy statement/prospectus/consent solicitation statement as Annex H and is incorporated into this document by reference. The summary of the Opinion set forth herein is qualified in its entirety by reference to the full text of the Opinion. AltC’s shareholders are urged to read the Opinion carefully and in its entirety for a discussion of the procedures followed, assumptions made, matters considered, limitations of the review undertaken by Ocean Tomo in connection with the Opinion, as well as other qualifications contained in the Opinion. The full text of the Opinion and a summary of Ocean Tomo’s financial analysis is being included in this proxy statement/prospectus/consent solicitation statement because it was provided to AltC for their evaluation of the business combination.

Scope of Analysis

In connection with the Opinion, Ocean Tomo made such reviews, analyses, and inquiries as it deemed necessary and appropriate to enable Ocean Tomo to render the Opinion. Ocean Tomo also accounted for its assessment of general economic, market, technical, and financial conditions, as well as its experience in securities, technology, and business valuation, in general and with respect to similar transactions. Ocean Tomo’s procedures, investigations, and financial analyses with respect to the preparation of the Opinion included, but were not limited to, the items summarized below:

1.	Review of documents and sources of information provided by Oklo, AltC and its representatives, including but not limited to:
a.	Unit economic data for Oklo’s powerhouses;
b.	Historical and prospective financial information;
c.	Industry reports and analyses;
d.	Material agreements;
e.	Government grants;
f.	Corporate records;
g.	Regulatory and licensing documents;

h.	Supply chain information;
i.	Customer pipeline;
j.	Commissioned reports and analyses;
k.	Technical records;
l.	Facility descriptions;
m.	Investor presentations;
n.	Intellectual property lists and descriptions;
o.	Employee records and agreements;
p.	Tax information;
q.	Oklo and industry press releases and news;
r.	Interviews with senior Oklo management and technical personnel; and
s.	Interviews with third-party industry and technical experts.
2.	Conducting an analysis and considering factors as Ocean Tomo deemed necessary, including but not limited to:
a.	Independent market research to develop estimates of undocumented data, including market size, industry trends and relevant market transactions and licensing activities; and
b.	Creation of detailed financial valuation models and scenario analyses based on data provided by AltC, other related parties, and Ocean Tomo research. These include, but are not limited to, operating financial forecasts, timing and other risk factors, technical merits of Oklo’s technology, the competitive environment, regulatory issues, and additional considerations Ocean Tomo deemed necessary and relevant to the conclusions in the Opinion.

Assumptions, Qualifications and Limiting Conditions

In performing its analyses and rendering the Opinion with respect to the Purchase Price, Ocean Tomo, with AltC’s consent:

1.	Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including AltC and Oklo management, and did not independently verify such information;
2.	Relied upon the fact that AltC, and parties to the Merger Agreement have been advised by counsel as to all legal matters with respect to the Merger Agreement and the Purchase Price, including whether procedures required by law to be taken in connection with the Merger Agreement and the Purchase Price, if any, have been duly, validly and timely taken. Ocean Tomo is not a legal, regulatory or tax expert and has relied, without independent verification, on the assessment of AltC and its advisors with respect to such matters;
3.	Assumed that estimates, evaluations, and forecasts furnished to Ocean Tomo, if any, were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same, and Ocean Tomo expresses no opinion with respect to such forecasts or the underlying assumptions;
4.	Assumed that information supplied and representations made by AltC and Oklo management are substantially accurate regarding Oklo and the business combination;

5.	Assumed that the final versions of all documents reviewed by Ocean Tomo in draft form will conform in all material respects to the drafts reviewed;
6.	Assumed that there has been no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of Oklo since the date of the most recent financial statements and other information made available to Ocean Tomo, and that there is no information or facts that would make the information reviewed by Ocean Tomo incomplete or misleading;
7.	Assumed the issuance of Post-Closing Company Class A common stock in exchange for shares of Oklo common stock shall not alter the $850.0 million equity value ascribed to Oklo pursuant to the business combination;
8.	Disregarded the Earnout Shares, which will not be vested at the Closing; and
9.	Did not make any independent valuation or appraisal of the assets or liabilities of Oklo.

To the extent that any of the foregoing assumptions or any of the facts on which the Opinion is based prove to be untrue in any material respect, the Opinion cannot and should not be relied upon. Furthermore, in Ocean Tomo’s analysis and in connection with the preparation of the Opinion, Ocean Tomo has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the business combination.

Ocean Tomo prepared the Opinion effective as of the Opinion Date. The Opinion is based upon market, economic, financial and other conditions as they existed and could be evaluated as of the Opinion Date. Ocean Tomo disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Ocean Tomo after the Opinion Date.

Ocean Tomo has not been requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the business combination, or (ii) advise AltC or any other party with respect to alternatives to the business combination.

The Opinion was furnished solely for the use and benefit of AltC in connection with assessing the fairness of the Purchase Price. The Opinion is not intended to be used by AltC or others for any other purpose, including, without limitation, compliance under any state statutes governing transfers or distributions. The Opinion is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without Ocean Tomo’s express consent which has not been provided except as stated in Annex H to this proxy statement/prospectus/consent solicitation statement. The Opinion is not and should not be construed as a credit rating or a solvency opinion, an analysis of Oklo’s credit worthiness, as tax advice, or as accounting advice. Ocean Tomo has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

The Opinion (i) does not address the merits of the underlying business decision to enter into the business combination versus any alternative strategy or transaction; (ii) does not address any other transaction; and (iii) was not a recommendation as to how the AltC Board should vote or act with respect to any matters relating to the business combination, or whether to proceed with the business combination or any related transaction. The decision as to whether to proceed with the business combination or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which the Opinion is based. The Opinion should not be construed as creating any fiduciary duty on the part of Ocean Tomo to any party.

Summary of Financial Analyses

In preparing the Opinion, Ocean Tomo utilized two valuation approaches to determine the implied value of Oklo, specifically the Discounted Cash Flow (“DCF”) method of the income approach and the market approach (as described in further detail below). For purposes of its financial analyses, Ocean Tomo assumed that the Purchase Price set forth in the Merger Agreement had a value equal to $850.0 million. The following is a summary of the financial analyses performed by Ocean Tomo in connection with the preparation of the Opinion presented to AltC. For each valuation approach, Ocean Tomo considered four possible scenarios. The four scenarios were based on the Unit Economics with sensitivities around (a) the timing of reactor deployments, (b) operating and maintenance

(“O&M”) costs, (c) high-assay low-enriched uranium (“HALEU”) fuel prices, (d) number of plants deployed, (e) plant capital expenditures and (f) the discount rate.

The following is a summary of the scenarios considered by Ocean Tomo in connection with the preparation of its Opinion and presented to the AltC Board on July 10, 2023:

1.	Base Case: uses the unit economics on an unadjusted basis and assumes Oklo reaches FOAK status (Aurora 15 and Aurora 50 commercialization) in 2027 and 2028, respectively and the price of HALEU fuel is assumed to be $7,500 per kg (“Base Case”).
2.	Scenario 1: assumes that the FOAK deployment dates assumed in the Base Case are delayed by two years, O&M costs are increased by 30% over the Base Case, and the price of HALEU fuel is assumed to be $8,500 per kg (“Scenario 1”).
3.	Scenario 2: assumes that the FOAK deployment dates assumed in the Base Case are delayed by three years, O&M costs are increased by 30% over the Base Case, and the price of HALEU fuel is assumed to be $10,000 per kg. Additionally, the number of plants assumed to be deployed is reduced by 25% from the Base Case assumptions (“Scenario 2”).
4.	Scenario 3: assumes that the FOAK deployment dates assumed in the Base Case are delayed by four years, O&M costs are increased by 30% over the Base Case, and the price of HALEU fuel is assumed to be $13,000 per kg. Additionally, the number of plants assumed to be deployed is reduced by 40% from the Base Case assumptions, and plant capital expenditures are increased by 25% over the Base Case assumptions (“Scenario 3”).

Discounted Cash Flow Analysis

The DCF method of the income approach estimates the value of a company as the present value of expected future cash flows that a business can be expected to generate. The DCF method begins with an estimation of the annual cash flows the subject business is expected to generate over a discrete projection period (e.g., a fourteen-year period). The estimated cash flows for each of the years in the discrete projection period are then converted to their present value equivalents using a discount rate appropriate for the risk of achieving the projected cash flows. The present value of the estimated discrete period cash flows is then added to the present value equivalent of the residual/terminal value of the business at the end of the discrete projection period to arrive at an estimate of total value. The terminal value is the value of a business beyond the explicit forecast period and represents the future cash flows expected to be generated by the business into perpetuity.

The DCF analyses method performed by Ocean Tomo considered both the Gordon Growth Model formula and exit multiples when calculating the terminal value of the business in each scenario. The Gordon Growth Model is a formula used to calculate the terminal value that assumes that the cash flows generated by the subject company will increase at a constant growth rate into perpetuity. The Exit Multiples approach assumes that the value of a business can be determined at the end of a projected period based on the existing public market valuations of comparable companies. Exit multiples are derived from comparable companies by dividing enterprise value (“EV”) by current or expected financial performance indicators such as revenue or earnings before interest, taxes, depreciation, and amortization (“EBITDA”). The derived multiples are then applied to the revenue or EBITDA at the end of the discrete forecast period to arrive at an undiscounted indication of the terminal value.

Ocean Tomo’s DCF analyses of Oklo considered the forecasted discrete period of estimation from fiscal year ending December 31 (“FYE”), 2023 through FYE 2044. Ocean Tomo arrived at each indication of value by adding both the present value of the discrete period cash flows and a terminal value. This forecasted unlevered cash flow information was developed by Ocean Tomo based on the unit economics information, interviews with Oklo management, and by Ocean Tomo applying the related assumptions around such unit economic information as described further in the section entitled “Unaudited Prospective Unit Economics Information” and its industry expertise.

Risk in each scenario was determined through two stages of discounting. In the first stage, the value of each deployed facility was estimated using a discount rate reflecting the risk of plant construction and operation after the necessary regulatory approvals, materials contracts, and power purchase agreements are secured. The plant-level discount rate used in all scenarios was 8% for FOAK plants and 7% for NOAK plants. The selected range of discount rates was calculated using the weighted average cost of capital formula and considered factors such as the results of published studies on discount rates and industry capital costs for established nuclear and energy industry projects.

The second stage of discounting captured the risks of regulatory approval, site sourcing and approval, plant deployment, supply chain, and market demand, among other factors. The second stage discount rates were applied at the enterprise level for each scenario and ranged from 20% (for Scenario 3) to 35% (for the Base Case). The selected the range of discount rates was calculated using the weighted average cost of capital formula and considered factors such as the results of published studies on venture capital and private equity discount rates. Ocean Tomo also considered publicly disclosed discount rates used in comparable nuclear transactions in conjunction with published comparative data on the relative technical, market and regulatory progress of other nuclear energy companies.

In determining an EV/revenue and EV/enterprise exit multiple for purposes of calculating a terminal value, Ocean Tomo reviewed certain financial data for twelve selected companies with publicly traded equity securities that were deemed relevant. The selected companies and resulting median, mean, and quartile data included the following:

●	NextEra Energy, Inc.
●	Xcel Energy Inc.
●	Duke Energy Corporation
●	American Electric Power Company, Inc.
●	Entergy Corporation
●	Brookfield Renewable Partners L.P.
●	Edison International
●	Public Service Enterprise Group Incorporated
●	Sempra Energy
●	CMS Energy Corporation
●	Eversource Energy
●	FirstEnergy Corp.

	FYE 2026	FYE 2026
	EV/Revenue	EV/EBITDA
NextEra Energy, Inc.	8.02	14.37
Xcel Energy Inc.	3.74	9.90
Duke Energy Corporation	4.95	10.35
American Electric Power Company, Inc.	4.32	10.02
Entergy Corporation	3.24	8.98
Brookfield Renewable Partners L.P.	9.33	21.89
Edison International	3.46	8.76
Public Service Enterprise Group Incorporated	4.71	11.08
Sempra Energy	4.74	12.91
CMS Energy Corporation	3.45	10.38
Eversource Energy	3.61	10.42
FirstEnergy Corp.	3.32	10.02

1st Quartile	12.28	3.61
Mean	13.55	5.09
Median	12.87	4.20
3rd Quartile	14.86	5.18

EBITDA: Earnings before interest, taxes, depreciation and amortization

EV: Enterprise Value = market capitalization plus preferred stock plus outstanding debt minus cash and equivalents

Ocean Tomo calculated the terminal value for each scenario using an equal weighting of the Gordon Growth Model, an EV/revenue exit multiple of 4.20x, and an EV/EBITDA exit multiple of 12.87x. The multiples utilized reflect the median EV/revenue and EV/EBITDA multiples of the selected public companies identified above. For the Gordon Growth Model calculation, Ocean Tomo utilized a discount rate of 12.5%, consistent with the discount rates for established nuclear and energy industry companies reported by the University of Chicago, Massachusetts Institute of Technology, and equity analyst reports. Ocean Tomo’s use of such terminal value calculations assumes normalized growth and risk at the point of exit for each scenario.

Based on these assumptions and methodologies, the DCF analysis indicated an implied equity value range of approximately $858.0 million to $1.97 billion based on the above described methodology for determining a terminal value.

Ocean Tomo, in rendering the Opinion, primarily relied on the results of the DCF analysis and utilized the market approach, which is discussed below, to corroborate the results of the DCF analysis.

Market Approach

The market approach provides an estimation of EV by applying a valuation multiple derived from public company data to a specific financial metric for the subject company. Valuation multiples are derived from the market prices of actively traded public companies, publicly available historical financial information, and consensus equity analyst research estimates of future financial performance or prices paid in actual mergers, acquisitions, or other transactions.

Ocean Tomo identified twenty-one publicly traded companies in its analysis (the “Selected Publicly Traded Companies”). Ocean Tomo chose the Selected Publicly Traded Companies based on the comparability of their business models and industries. Ocean Tomo noted that none of the Selected Publicly Traded Companies are perfectly comparable to Oklo. Ocean Tomo does not have access to non-public information on the Selected Publicly Traded Companies. Ocean Tomo developed estimates of value for Oklo by utilizing the forward multiple forecasts derived from equity analyst consensus estimates. Accordingly, a complete valuation analysis of Oklo cannot rely solely upon a quantitative review of the Selected Publicly Traded Companies, but rather involves complex considerations and judgments concerning differences in financial and operating characteristics of such companies, as well as other factors that could affect their value relative to that of Oklo. Therefore, the market approach is subject to certain limitations and was used corroboratively with the DCF analysis.

The tables below summarize certain observed historical and forecasted financial performance and trading multiples of the Selected Publicly Traded Companies. The estimates for 2026 in the tables below with respect to the Selected Publicly Traded Companies were derived based on information for the 12-month periods ending closest to Oklo’s FYEs for which information was available.

Selected Publicly Traded Companies

Ocean Tomo reviewed certain financial data for twenty-one selected companies with publicly traded equity securities that were deemed relevant. The selected companies and resulting low, high, median, mean, and quartile data included the following:

●	NextEra Energy, Inc.
●	Xcel Energy Inc.
●	Duke Energy Corporation
●	American Electric Power Company, Inc.
●	Entergy Corporation
●	Brookfield Renewable Partners L.P.
●	Edison International

●	Public Service Enterprise Group Incorporated
●	Sempra Energy
●	CMS Energy Corporation
●	Eversource Energy
●	FirstEnergy Corp.
●	Vestas Wind Systems A/S
●	Ormat Technologies, Inc.
●	First Solar, Inc.
●	Plug Power Inc.
●	Bloom Energy Corporation
●	Graham Corporation
●	BWX Technologies, Inc.
●	Centrus Energy Corp.
●	Mirion Technologies, Inc.

	FYE 2026	FYE 2026
	EV/Revenue	EV/EBITDA
NextEra Energy, Inc.	8.02	14.37
Xcel Energy Inc.	3.74	9.90
Duke Energy Corporation	4.95	10.35
American Electric Power Company, Inc.	4.32	10.02
Entergy Corporation	3.24	8.98
Brookfield Renewable Partners L.P.	9.33	21.89
Edison International	3.46	8.76
Public Service Enterprise Group Incorporated	4.71	11.08
Sempra Energy	4.74	12.91
CMS Energy Corporation	3.45	10.38
Eversource Energy	3.61	10.42
FirstEnergy Corp.	3.32	10.02
Vestas Wind Systems A/S	1.30	8.85
Ormat Technologies, Inc.	6.18	11.75
First Solar, Inc.	3.19	6.35
Plug Power Inc.	1.75	10.09
Bloom Energy Corporation	1.80	12.11
Graham Corporation	0.73	10.20
BWX Technologies, Inc.	2.89	13.68
Centrus Energy Corp.	1.53	8.05
Mirion Technologies, Inc.	2.77	10.87

1st Quartile	2.04	8.88
Mean	3.47	10.78
Median	2.87	10.44
3rd Quartile	4.71	12.37

EBITDA: Earnings before interest, taxes, depreciation and amortization

EV: Enterprise Value = market capitalization plus preferred stock plus outstanding debt minus cash and equivalents

Based on the results of the Selected Publicly Traded Company analysis, and its experience and professional judgment, Ocean Tomo applied EV/revenue multiples ranging from 2.04x to 2.87x and EV/EBITDA multiples ranging from 8.88x to 10.44x respectively to the forecasted stabilized revenue and EBITDA for each scenario. The multiples utilized reflected the first quartile or median EV/revenue and EV/EBITDA multiples of the selected public companies noted above. In all but Scenario 3, Ocean Tomo relied upon the median EV/revenue and EV/EBITDA multiples. For Scenario 3, Ocean Tomo relied upon the first quartile EV/revenue and EV/EBITDA multiples. These multiples were selected to capture the lower growth assumed in Scenario 3 relative to the other scenarios. The market approach analysis indicated a range of equity values for Oklo of approximately $628.0 million to $1.32 billion based on EV/revenue multiples and approximately $1.17 billion and $2.41 billion based on EV/EBITDA multiples, in each case as compared to the Purchase Price.

Implied Value Per Share Calculation

In conjunction with the valuation of Oklo, Ocean Tomo performed a post-Closing pro forma implied value per share calculation to determine the implied pro forma value per share for the shareholders of AltC at Closing under various vesting and redemption scenarios. For the purposes of its calculation, Ocean Tomo utilized the average of its DCF and market approach enterprise valuations for each of the four different valuation scenarios described above. The average EV from each scenario was then adjusted for the expected cash in the trust account at Closing (assuming both no redemptions by AltC public stockholders and the $250 Million Scenario) and estimated transaction expenses of $37.5 million as provided by AltC. The adjusted average EV from each scenario was then divided by four different post-Closing outstanding share counts which were based on the following four vesting and redemption scenarios provided by AltC: (a) 50% vesting of AltC founder shares, (b) 100% vesting of AltC founder shares, (c) redemptions of AltC public shares resulting in $250.0 million in the trust account at Closing and (d) no redemptions of AltC public shares. This analysis indicated the ranges of implied pro forma values per share of AltC Class A common stock shown in the table below. Ocean Tomo compared these ranges to the illustrative redemption value for an AltC public share of $10.26.

		50% Sponsor Shares Vested		100% Sponsor Shares Vested
	Average Oklo
	Enterprise	No Redemption	$250 Million	No Redemption	$250 Million
	Value	Scenario	Scenario	Scenario	Scenario
Baseline	1,900,043,602	$16.66	$14.83	$15.96	$14.21
Scenario #1	1,241,726,530	$12.05	$10.22	$11.55	$9.80
Scenario #2	1,089,567,107	$10.99	$9.16	$10.53	$8.77
Scenario #3	886,466,303	$9.57	$7.74	$9.17	$7.41

Subsequent to the announcement of the Transactions, Ocean Tomo identified an error in the calculation of the pro forma implied equity per share value under the $250 Million Scenario. Specifically, the post-Closing outstanding share count used in the $250 Million Scenario was not adjusted for the number of shares redeemed, which resulted in the pro forma implied equity value per share being lower than it otherwise would have been if the correct post-Closing outstanding share count was used. Ocean Tomo has confirmed to the AltC Board that this error did not affect the conclusion set forth in its opinion dated July 11, 2023.

The revised results of the implied per share value calculations for the $250 Million Scenario are set forth in the table below.

		50% Sponsor Shares Vested	100% Sponsor Shares Vested
	Average Oklo
	Enterprise	$250 Million	$250 Million
	Value	Scenario	Scenario
Baseline	1,900,043,602	$18.06	$17.14
Scenario #1	1,241,726,530	$12.45	$11.82
Scenario #2	1,089,567,107	$11.15	$10.59
Scenario #3	886,466,303	$9.42	$8.94

Conclusion

Ocean Tomo estimated the range of equity values for Oklo to be $628.0 million to $2.41 billion based on the four different scenarios noted above. Additionally, based on Ocean Tomo’s post-Closing pro forma implied value per share analysis, Ocean Tomo estimated the range of pro forma implied value per share for AltC Class A common stock to be $8.94 to $18.06 (using the corrected pro forma implied values per share, as described above) based on the different scenarios noted above. Based upon and subject to the foregoing Ocean Tomo is of the opinion that as of the Opinion Date, the Purchase Price pursuant to the Merger Agreement is fair from a financial point of view to the shareholders of AltC (other than the Sponsor).

Fees and Expenses

In connection with providing the Opinion to the AltC Board, AltC agreed to pay Ocean Tomo a fee of $420,000 pursuant to the OT Engagement Letter. In addition, AltC has agreed to indemnify Ocean Tomo for certain liabilities arising from its engagement. No portion of the fee was contingent upon the conclusion within the Opinion.

Disclosure of Prior Relationships

During the two years preceding the date of the Opinion, Ocean Tomo has not had any material relationship with any party to the business combination for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated.

Recommendation of the AltC Board

After careful consideration of the matters described above, the AltC Board determined unanimously (of those who voted) that each of the business combination proposal, the charter proposal, the governance proposal, the incentive plan proposal, the ESPP proposal, the director election proposal, the NYSE proposal and, if necessary, the adjournment proposal is fair to, and in the best interests of, AltC and its stockholders. Of those who voted, the AltC Board has approved and declared advisable and therefore unanimously recommends that you vote or give instructions to vote “FOR” each of these proposals.

Satisfaction of the 80% Test

It is a requirement under AltC’s current certificate of incorporation that any business acquired by AltC have a fair market value equal to at least 80% of the balance of the funds in the trust account (excluding net of amounts disbursed to management for working capital purposes, if applicable, taxes payable on interest income earned from the trust account and the deferred underwriting fees at the time of the execution of a definitive agreement for an initial business combination). As of July 11, 2023, the date of the execution of the Merger Agreement, the balance of the funds in the trust account was approximately $510.0 million (excluding up to $17.5 million of deferred underwriting fees) and 80% thereof represents approximately $408.0 million. In reaching its conclusion on the 80% asset test, the AltC Board used as a fair market value the $850.0 million equity value for Oklo, which was implied based on the terms of the Transactions agreed to by the parties in negotiating the Merger Agreement.

The AltC Board also considered qualitative factors such as Oklo’s business and financial condition and prospects, the experience and commitment of Oklo’s management team, as well as valuations and trading of publicly traded companies in similar and adjacent sectors. The AltC Board determined that the consideration being paid in the Merger, which amount was negotiated at arm’s-length, was fair to, and in the best interests of, AltC and its stockholders and appropriately reflected Oklo’s value.

The AltC Board believes that because of the financial skills and background of its directors, it was qualified to conclude that the acquisition of Oklo met the 80% requirement. Based on the fact that the $850.0 million fair market value of Oklo as described above is in excess of the threshold of approximately $408.0 million, representing 80% of the balance of the funds in the trust account (excluding net of amounts disbursed to management for working capital purposes, if applicable, taxes payable on interest income earned from the trust account and the deferred underwriting fees), the AltC Board determined that the fair market value of Oklo was substantially in excess of 80% of the funds in the trust account and that the 80% test was met.

Interests of Certain AltC Persons in the Business Combination

In considering the recommendation of the AltC Board to vote in favor of approval of the business combination proposal and the other proposals, AltC stockholders should keep in mind that the Sponsor and the Insiders have interests in such proposals that are different from, or in addition to, the interests of AltC stockholders generally. In particular:

●	If the Transactions or another initial business combination are not consummated by July 12, 2024 (or such earlier date as determined by the AltC Board), AltC will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding AltC public shares for cash and, subject to the approval of its remaining stockholders and the AltC Board, dissolving and liquidating. In such event, the 12,500,000 AltC founder shares held by the Sponsor will become worthless because the holders thereof are not entitled to participate in any redemption or distribution with respect to such shares. Such shares had an aggregate market value of approximately $ based upon the closing price of $ per share on the NYSE on , 2023, the record date of the special meeting. Such AltC founder shares are subject to certain time and performance-based vesting provisions as described under “Certain Agreements Related to the Business Combination — Sponsor Agreement.”
●	The Sponsor purchased an aggregate of 1,450,000 AltC private placement shares, generating gross proceeds of $14.5 million ($10.00 per AltC private placement share). This purchase took place on a private placement basis simultaneously with the consummation of the AltC IPO. The proceeds from the sale of the AltC private placement shares were added to the proceeds from the AltC IPO held in the trust account. The AltC private placement shares had an aggregate market value of approximately $ based upon the closing price of $ per share on the NYSE on , 2023, the record date for the special meeting. The AltC private placement shares will become worthless if AltC does not consummate an initial business combination by July 12, 2024 (or such earlier date as determined by the AltC Board). The AltC private placement shares are subject to certain time- and performance-based lock-up provisions as described under “Certain Agreements Related to the Business Combination — Sponsor Agreement.”
●	Sam Altman is the co-founder and chief executive officer of AltC and a member of each of the AltC Board and the Oklo Board. Mr. Altman also (a) has an economic interest in 6,035,600 AltC founder shares and 700,100 AltC private placement shares through his ownership of a membership interest in the Sponsor (but does not beneficially own any shares of AltC capital stock), (b) beneficially owns 519,858 shares of Oklo Series A-3 preferred stock held by Hydrazine Capital II, L.P., and (c) has an economic interest in (i) the 252,605 shares of Oklo common stock held by Y Combinator S2014, LLC, (ii) the 354,177 shares of Oklo Series A-1 preferred stock held by YC Holdings II, LLC and (iii) the 55,135 shares of Oklo Series A-2 preferred stock held by YCVC Fund I, LP. In connection with the Transactions, the shares of Oklo capital stock held by Hydrazine Capital II, L.P., Y Combinator S2014, LLC, YC Holdings II, LLC and YCVC Fund I, LP that Mr. Altman beneficially owns or has an economic interest in are expected to be converted into 7,582,269 shares of Post-Closing Company Class A common stock based on an assumed Exchange Ratio of 6.340. In light of his relationships with both AltC and Oklo and to avoid any potential conflicts of interest, after entry into a letter of intent to enter into a business combination by each of Oklo and AltC, Mr. Altman recused himself from each of the Oklo Board and the AltC Board with respect to the Transactions. Following the Closing, Mr. Altman will continue to serve as a director of the Post-Closing Company. As such, in the future Mr. Altman will receive any cash fees, stock options or stock awards that the Post-Closing Company Board determines to pay its executive and non-executive directors. For more information about Mr. Altman’s economic interests in the Transactions, see the section entitled “Beneficial Ownership of Securities.”
●	Peter Lattman, Frances Frei and John L. Thornton, all of whom are directors of AltC, and Jay Taragin, the Chief Financial Officer of AltC, each have a direct or indirect economic interest (or may have a deemed economic interest) in the AltC founder shares and AltC private placement shares purchased by the Sponsor, but do not beneficially own any AltC common stock. Allison Green, a director of AltC, may be deemed to have an indirect economic interest in the AltC founder shares and AltC private placement shares as a result of SuRo Capital Corp. having a membership interest in Sponsor. Ms. Green is the Chief Financial Officer of SuRo Capital Corp. The economic interest (or deemed economic interest) of these individuals in the AltC founder shares and AltC private placement shares held by Sponsor is shown below:

		Private Placement
	Founder Shares	Shares
Allison Green	214,400	24,900
Peter Lattman	128,600	14,900
Frances Frei	128,600	14,900
John L. Thornton	257,300	29,800
Jay Taragin	5,000	—

For more information about our officers’ and directors’ economic interests in the Transactions, see the section entitled “Beneficial Ownership of Securities.”

●	The Sponsor and the Insiders will receive material benefits from the completion of an initial business combination and may be incentivized to complete the Transactions rather than liquidate (in which case the Sponsor would lose its entire investment), even if Oklo is a less favorable target company or the terms of the Transactions are less favorable to AltC stockholders than an alternative transaction.
●	The Sponsor has invested an aggregate of $14,525,000 (consisting of $14,500,000 for AltC private placement shares and $25,000 for the AltC founder shares), which means the Sponsor, following the Transactions, may experience a positive rate of return on their investment, even if other AltC stockholders experience a negative rate of return on their investment.
●	The Sponsor (including its representatives and affiliates) and AltC’s directors and officers, are, or may in the future become, affiliated with entities that are engaged in a similar business to AltC. AltC’s directors and officers also may become aware of business opportunities which may be appropriate for presentation to AltC, and the other entities to which they owe certain fiduciary or contractual duties. Accordingly, they may have had conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts may not be resolved in AltC’s favor and such potential business opportunities may be presented to other entities prior to their presentation to AltC, subject to applicable fiduciary duties under the General Corporation Law of the State of Delaware. AltC’s current certificate of incorporation provides that AltC renounces any expectancy in any corporate opportunity offered to any director or officer of AltC unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of AltC and such opportunity is one AltC is legally and contractually permitted to undertake and such person is legally permitted to refer such opportunity to AltC. AltC is not aware of any such conflict or opportunity being presented to any founder, director or officer of AltC nor does AltC believe that the limitation of the application of the “corporate opportunity” doctrine in AltC’s current certificate of incorporation had any impact on its search for a potential business combination.
●	If AltC is unable to complete an initial business combination within the completion window, its executive officers will be personally liable under certain circumstances to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by AltC for services rendered or contracted for or products sold to AltC. If AltC consummates an initial business combination, on the other hand, AltC will be liable for all such claims.
●	AltC’s officers and directors, and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on AltC’s behalf, such as identifying and investigating possible business targets and business combinations. As of the date of this proxy statement/prospectus/consent solicitation statement, such reimbursement is estimated to be approximately $5,000 in the aggregate. However, if AltC fails to consummate an initial business combination within the completion window, they will not have any claim against the trust account for reimbursement. Accordingly, AltC may not be able to reimburse these expenses if the Transactions or another business combination, are not completed within the completion window.
●	The continued indemnification of current directors and officers and the continuation of the current directors’ and officers’ liability insurance by obtaining the D&O Tail.
●	The Sponsor has agreed to use commercially reasonable efforts to enter into an agreement or agreements with one or more third parties to not exercise their redemption rights, which agreements may, if reasonably necessary, include incentives in the form of AltC founder shares (which will convert to shares of AltC Class A common stock at the Closing), in amounts and on such terms as the Sponsor and Oklo shall mutually agree. In addition, depending on the number of AltC public stockholders that exercise their redemption rights, the Sponsor may also be required to purchase up to an additional 5,000,000 shares of AltC Class A common stock (at a purchase price of $10.00 per share) in an amount up to $50,000,000.

Board of Directors Following the Business Combination

Upon consummation of the business combination, it is expected that each Class I director will have a term that expires at the annual meeting of stockholders in 2024, each Class II director will have a term that expires at the annual meeting of stockholders in 2025 and each Class III director will have a term that expires at the annual meeting of stockholders in 2026, or in each case until their respective successors are duly elected and qualified, or until their earlier resignation, removal or death.

We are proposing       ,       and      to serve as the Class I directors,       and      to serve as the Class II directors and      and      to serve as the Class III directors.

Please see the sections entitled “Proposal No. 6 — The Director Election Proposal” and “Management After the Business Combination” for additional information.

Redemption Rights

Pursuant to AltC’s current certificate of incorporation, AltC public stockholders may seek to redeem their AltC public shares for cash, regardless of whether they vote “for” or “against” the business combination proposal. Any stockholder holding AltC public shares as of the record date may demand that AltC redeem such shares for cash in an amount equal to their pro rata portion of the funds held in the trust account (which, for illustrative purposes, was approximately $      per share as of     , 2023, the record date for the special meeting), calculated as of two business days prior to the anticipated Closing Date. If a holder of AltC public shares properly exercises its redemption rights as described in this section and the business combination is consummated, AltC will redeem such holder’s shares for a pro rata portion of funds held in the trust account and the holder will no longer own AltC public shares following the business combination.

Notwithstanding the foregoing, a holder of AltC public shares, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption rights with respect to more than 15% of the AltC public shares. Accordingly, all AltC public shares in excess of 15% held by an AltC public stockholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group,” will not be redeemed for cash. Moreover, pursuant to the terms of the Sponsor Agreement, the Sponsor and the Insiders have each agreed to waive any redemption rights with respect to any shares of AltC common stock they own in connection with the consummation of the business combination.

Holders may demand redemption by delivering their shares, either physically or electronically using Depository Trust Company’s DWAC System and requesting in writing that AltC redeem such shares for cash to Continental Stock Transfer & Trust Company, AltC’s transfer agent, at least two business days prior to the vote at the special meeting. If you hold the shares of AltC common stock in street name, you will have to coordinate with your broker to have your shares certificated or delivered electronically. Certificates that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares of AltC common stock or delivering them through the DWAC System. AltC’s transfer agent will typically charge the tendering broker $100 and it would be up to the broker whether or not to pass this cost on to the redeeming stockholder. In the event the business combination is not consummated, this may result in an additional cost to AltC stockholders for the return of their shares.

Any request to redeem such shares, once made, may be withdrawn at any time up to the vote on the business combination proposal. Furthermore, if a holder of AltC public shares delivered their certificate in connection with an election of their redemption and subsequently decides prior to the applicable date not to elect to exercise such rights, they may simply request that the transfer agent return the certificate (physically or electronically).

If the business combination is not approved or completed for any reason, then AltC public stockholders that elected to exercise their redemption rights will not be entitled to redeem their shares for cash in an amount equal to their pro rata portion of the funds held in the trust account, as applicable. In such case, AltC will promptly return any AltC public shares delivered by stockholders. Additionally, if AltC would be left with less than $5,000,001 of net tangible assets as a result of the holders of AltC public shares properly demanding redemption of their shares for cash, AltC will not be able to consummate the business combination.

The closing price of AltC public shares on      , 2023, the record date for the special meeting, was $      per share. The cash held in the trust account on such date was approximately $      (approximately $      per AltC public share). Prior to exercising redemption rights, stockholders should verify the market price of AltC public shares as they may receive higher proceeds from the sale of their shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price.

AltC cannot assure its stockholders that they will be able to sell AltC public shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its stockholders wish to sell their shares.

If a holder of AltC public shares properly exercises its redemption rights and the business combination is consummated, then they will be exchanging their AltC public shares for cash and will no longer own those shares. They will be entitled to receive cash for their

AltC public shares only if they properly exercise their redemption rights no later than the close of the vote on the business combination proposal by delivering their certificate (either physically or electronically) to AltC’s transfer agent prior to the vote at the special meeting.

Sources and Uses of Funds for the Transactions

The following tables summarize the sources and uses for funding the Transactions under three scenarios: (i) the No Redemption Scenario, (ii) the $275 Million Scenario. (iii) the $250 Million Scenario, (iv) the $200 Million Scenario and (v) the $125 Million Scenario.

No Redemption Scenario

These figures assume that (i) no public stockholders exercise their redemption rights in connection with the Transactions, (ii) the Post-Closing Company issues 78,223,495 shares of Post-Closing Company Class A common stock to Oklo stockholders (which includes holders of Oklo preferred stock and Oklo SAFEs that, pursuant to the Conversion, are converted to Oklo common stock immediately prior to the Merger) and reserves 7,007,456 shares of Post-Closing Company Class A common stock for potential future issuance upon the exercise of Post-Closing Company options issued to Oklo option holders as part of the Merger Consideration pursuant to the Merger Agreement and (iii) there has been no incremental financing raised by AltC, including the Sponsor Commitment. If the actual facts are different from these assumptions, then the amounts and shares outstanding after the Closing will be different and those changes could be material.

Sources		Uses
($ in millions)
Cash and investments held in trust account(1)	302.8	Cash to balance sheet	257.2
Sponsor Commitment(2)	0	Transaction expenses(3)(4)	45.6
Total sources	302.8	Total uses	302.8
(1)	Calculated as of October 31, 2023.
(2)	Reflects no funding of the Sponsor Commitment, whereby Sponsor has agreed to purchase up to 5.0 million shares of AltC Class A common stock at a purchase price of $10.00 per share, for an aggregate amount of up to $50.0 million.
(3)	Reflects the cash disbursement for the preliminary estimated direct and incremental transaction costs of $33.1 million incurred by AltC prior to, or concurrent with, the Closing, including, amongst other expenses, (i) the remaining deferred underwriting fees (after taking into account waivers by each of the Waiving Underwriters of their respective portion of the deferred underwriting fees), (ii) capital markets advisory fee payable to Citi, (iii) fees, costs and expenses related to the extension of directors’ and officers’ liability insurance by obtaining a six-year “tail” policy for AltC’s current directors and officers and (iv) repayments of amounts pursuant to the Working Capital Loans, (the “Excluded Costs”). To the extent AltC’s direct and incremental transaction costs exceed $25.0 million (excluding the Excluded Costs), the Sponsor will pay such excess amounts in cash or through the forfeiture of AltC founder shares at a price of $10.00 per share, pursuant to the terms of the Sponsor Agreement. For more information about the terms of the Sponsor Agreement, please see the section entitled “Proposal No. 1 — The Business Combination Proposal — Certain Agreements Related to the Business Combination — Sponsor Agreement.”
(4)	Additionally reflects preliminary estimated direct and incremental transaction costs of $12.5 million incurred by Oklo prior to, or concurrent with, the Closing.

$275 Million Scenario

These figures assume that (i) stockholders holding an aggregate of 2,677,270 AltC public shares exercise their redemption rights in connection with the Transactions, resulting in $275.0 million remaining in the trust account at Closing, (ii) the Post-Closing Company issues 78,223,495 shares of Post-Closing Company Class A common stock to Oklo stockholders (which includes holders of Oklo preferred stock and Oklo SAFEs that, pursuant to the Conversion, are converted to Oklo common stock immediately prior to the Merger) and reserves 7,007,456 shares of Post-Closing Company Class A common stock for potential future issuance upon the exercise of Post-Closing Company options as part of the Merger Consideration pursuant to the Merger Agreement and (iii) there has been no incremental financing raised by AltC, including the Sponsor Commitment. If the actual facts are different from these assumptions, then the amounts and shares outstanding after the Closing will be different and those changes could be material.

Sources		Uses
($in millions)
Cash and investments held in trust account(1)	275.0	Cash to balance sheet	229.4
Sponsor Commitment(2)	0	Transaction expenses(3)(4)	45.6
Total sources	275.0	Total uses	275.0
(1)	This scenario assumes redemptions of 2,677,270 AltC public shares in connection with the Transactions at an assumed redemption price of approximately $10.39 based on the trust account balance of $302.8 million as of October 31, 2023, which is the $275 Million Scenario, described under the section entitled “Unaudited Pro Forma Condensed Combined Financial Information — Basis of Pro Forma Presentation,” and results in approximately $275.0 million of Available Closing SPAC Cash.
(2)	Reflects no funding of the Sponsor Commitment, whereby Sponsor has agreed to purchase up to 5.0 million shares of AltC Class A common stock at a purchase price of $10.00 per share, for an aggregate amount of up to $50.0 million.
(3)	Reflects the cash disbursement for the preliminary estimated direct and incremental transaction costs of $33.1 million incurred by AltC prior to, or concurrent with, the Closing, including, the Excluded Costs. To the extent SPAC Transaction Expenses exceed $25.0 million (excluding the Excluded Costs), Sponsor will pay such excess amounts in cash or through the forfeiture of AltC founder shares at a price of $10.00 per share, pursuant to the terms of the Sponsor Agreement. For more information about the terms of the Sponsor Agreement, please see the section entitled “Proposal No. 1 — The Business Combination Proposal — General — Sponsor Agreement.”
(4)	Additionally reflects preliminary estimated direct and incremental transaction costs of $12.5 million incurred by Oklo prior to, or concurrent with, the Closing.

$250 Million Scenario

These figures assume that (i) stockholders holding an aggregate of 5,083,929 AltC public shares exercise their redemption rights in connection with the Transactions, resulting in $250.0 million remaining in the trust account at Closing, (ii) the Post-Closing Company issues 78,223,495 shares of Post-Closing Company Class A common stock to Oklo stockholders (which includes holders of Oklo preferred stock and Oklo SAFEs that, pursuant to the Conversion, are converted to Oklo common stock immediately prior to the Merger) and reserves 7,007,456 shares of Post-Closing Company Class A common stock for potential future issuance upon the exercise of Post-Closing Company options as part of the Merger Consideration pursuant to the Merger Agreement and (iii) there has been no incremental financing raised by AltC, including the Sponsor Commitment. If the actual facts are different from these assumptions, then the amounts and shares outstanding after the Closing will be different and those changes could be material.

Sources		Uses
($ in millions)
Cash and investments held in trust account(1)	250.0	Cash to balance sheet	204.4
Sponsor Commitment(2)	0	Transaction expenses(3)(4)	45.6
Total sources	250.0	Total uses	250.0
(1)	The Minimum Cash Condition requires that there be at least $250.0 million of Available Closing SPAC Cash. This scenario assumes redemptions of 5,083,929 AltC public shares in connection with the Transactions at an assumed redemption price of approximately $10.39 based on the trust account balance of $302.8 million as of October 31, 2023, which is the $250 Million Scenario, described under the section entitled “Unaudited Pro Forma Condensed Combined Financial Information — Basis of Pro Forma Presentation,” and results in approximately $250.0 million of Available Closing SPAC Cash which would satisfy the Minimum Cash Condition.
(2)	Reflects no funding of the Sponsor Commitment, whereby Sponsor has agreed to purchase up to 5.0 million shares of AltC Class A common stock at a purchase price of $10.00 per share, for an aggregate amount of up to $50.0 million.

(3)	Reflects the cash disbursement for the preliminary estimated direct and incremental transaction costs of $33.1 million incurred by AltC prior to, or concurrent with, the Closing, including, the Excluded Costs. To the extent SPAC Transaction Expenses exceed $25.0 million (excluding the Excluded Costs), Sponsor will pay such excess amounts in cash or through the forfeiture of AltC founder shares at a price of $10.00 per share, pursuant to the terms of the Sponsor Agreement. For more information about the terms of the Sponsor Agreement, please see the section entitled “Proposal No. 1 — The Business Combination Proposal — Certain Agreements Related to the Business Combination — Sponsor Agreement.”
(4)	Additionally reflects preliminary estimated direct and incremental transaction costs of $12.5 million incurred by Oklo prior to, or concurrent with, the Closing.

$200 Million Scenario

These figures assume that (i) stockholders holding an aggregate of 14,710,566 AltC public shares exercise their redemption rights in connection with the Transactions, resulting in $150.0 million remaining in the trust account at Closing, (ii) the Post-Closing Company issues 78,223,495 shares of Post-Closing Company Class A common stock to Oklo stockholders (which includes holders of Oklo preferred stock and Oklo SAFEs that, pursuant to the Conversion, are converted to Oklo common stock immediately prior to the Merger) and reserves 7,007,456 shares of Post-Closing Company Class A common stock for potential future issuance upon the exercise of Post-Closing Company options as part of the Merger Consideration pursuant to the Merger Agreement, (iii) there has been no incremental financing raised by AltC other than the Sponsor Commitment and (iv) Oklo waives the Minimum Cash Condition. If the actual facts are different from these assumptions, then the amounts and shares outstanding after the Closing will be different and those changes could be material.

Sources		Uses
($in millions)
Cash and investments held in trust account(1)	150.0	Cash to balance sheet	154.4
Sponsor Commitment(2)	50.0	Transaction expenses(3)(4)	45.6
Total sources	200.0	Total uses	200.0
(1)	The Minimum Cash Condition requires that there be at least $250.0 million of Available Closing SPAC Cash. This scenario assumes redemptions of 14,710,566 AltC public shares in connection with the Transactions at an assumed redemption price of approximately $10.39 based on the trust account balance of $302.8 million as of October 31, 2023, which is the $200 Million Scenario, described under the section entitled “Unaudited Pro Forma Condensed Combined Financial Information — Basis of Pro Forma Presentation,” and results in approximately $150.0 million in the trust account at Closing. This scenario assumes Oklo makes a request, which request is to be made in Oklo’s sole discretion, that the Sponsor fund the Sponsor Commitment and the Sponsor’s subsequent funding of the Sponsor Commitment Purchase Price, which would result in Oklo’s deemed waiver of the Minimum Cash Condition.
(2)	Reflects full funding of the Sponsor Commitment, whereby Sponsor has agreed to purchase up to 5.0 million shares of AltC Class A common stock at a purchase price of $10.00 per share, for an aggregate amount of $50.0 million.
(3)	Reflects the cash disbursement for the preliminary estimated direct and incremental transaction costs of $33.1 million incurred by AltC prior to, or concurrent with, the Closing, including, the Excluded Costs. To the extent AltC Transaction Expenses exceed $25.0 million (excluding the Excluded Costs), Sponsor will pay such excess amounts in cash or through the forfeiture of AltC founder shares at a price of $10.00 per share, pursuant to the terms of the Sponsor Agreement. For more information about the terms of the Sponsor Agreement, please see the section entitled “Proposal No. 1 — The Business Combination Proposal — General — Sponsor Agreement.”
(4)	Additionally reflects preliminary estimated direct and incremental transaction costs of $12.5 million incurred by Oklo prior to, or concurrent with, the Closing.

$125 Million Scenario

These figures assume that (i) stockholders holding an aggregate of 21,930,543 AltC public shares exercise their redemption rights in connection with the Transactions, resulting in $75.0 million remaining in the trust account at Closing, (ii) the Post-Closing Company issues 78,223,495 shares of Post-Closing Company Class A common stock to Oklo stockholders (which includes holders of

Oklo preferred stock and Oklo SAFEs that, pursuant to the Conversion, are converted to Oklo common stock immediately prior to the Merger) and reserves 7,007,456 shares of Post-Closing Company Class A common stock for potential future issuance upon the exercise of Post-Closing Company options as part of the Merger Consideration pursuant to the Merger Agreement and (iii) there has been no incremental financing raised by AltC other than the Sponsor Commitment. If the actual facts are different from these assumptions, then the amounts and shares outstanding after the Closing will be different and those changes could be material.

Sources		Uses
($ in millions)
Cash and investments held in trust account(1)	75.0	Cash to balance sheet	79.4
Sponsor Commitment(2)	50.0	Transaction expenses(3)(4)	45.6
Total sources	125.0	Total uses	125.0
(1)	The Minimum Cash Condition requires that there be at least $250.0 million of Available Closing SPAC Cash. This scenario assumes redemptions of 21,930,543 AltC public shares in connection with the Transactions at an assumed redemption price of approximately $10.39 based on the trust account balance of $302.8 million as of October 31, 2023, which is the $125 Million Scenario, described under the section entitled “Unaudited Pro Forma Condensed Combined Financial Information — Basis of Pro Forma Presentation,” and results in approximately $75.0 million in the trust account at Closing. This scenario assumes Oklo makes a request, which request is to be made in Oklo’s sole discretion, that the Sponsor fund the Sponsor Commitment and the Sponsor’s subsequent funding of the Sponsor Commitment Purchase Price, which would result in Oklo’s deemed waiver of the Minimum Cash Condition.
(2)	Reflects full funding of the Sponsor Commitment, whereby Sponsor has agreed to purchase up to 5.0 million shares of AltC Class A common stock at a purchase price of $10.00 per share, for an aggregate amount of $50.0 million.
(3)	Reflects the cash disbursement for the preliminary estimated direct and incremental transaction costs of $33.1 million incurred by AltC prior to, or concurrent with, the Closing, including, the Excluded Costs. To the extent AltC Transaction Expenses exceed $25.0 million (excluding the Excluded Costs), Sponsor will pay such excess amounts in cash or through the forfeiture of AltC founder shares at a price of $10.00 per share, pursuant to the terms of the Sponsor Agreement. For more information about the terms of the Sponsor Agreement, please see the section entitled “Proposal No. 1 — The Business Combination Proposal — Certain Agreements Related to the Business Combination — Sponsor Agreement.”
(4)	Additionally reflects preliminary estimated direct and incremental transaction costs of $12.5 million incurred by Oklo prior to, or concurrent with, the Closing.

Certain Material U.S. Federal Income Tax Consequences of the Redemption to AltC Stockholders and of the Business Combination

The following is a discussion of certain material U.S. federal income tax considerations for (i) holders of shares of AltC Class A common stock that elect to have their AltC Class A common stock redeemed for cash if the business combination is completed and (ii) Oklo stockholders who exchange their Oklo common stock for AltC Class A common stock pursuant to the business combination. This discussion applies only to AltC Class A common stock or Oklo common stock, as the case may be, held as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) and the treasury regulations thereunder (“Treasury Regulations”) and does not address any tax consequences to Oklo stockholders or security holders with respect to any tax treatment of: (i) other transactions occurring in connection with the business combination, including, but not limited to, the conversion of Oklo preferred stock or the conversion of the Oklo SAFEs, (ii) any transactions in respect of Oklo equity or securities other than Oklo common stock, or (iii) any payment of cash to any dissenting holders of Oklo common stock exercising appraisal rights under the DGCL. Additionally, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their personal circumstances, including any tax consequences arising under the Transactions, the Medicare contribution tax on net investment income, or to holders of AltC Class A common stock or Oklo stockholders that are subject to special treatment under the Code, such as:

●	banks and financial institutions;
●	mutual funds, real estate investment trusts and regulated investment companies;

●	entities classified as partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);
●	tax-exempt organizations (including private foundations), pension funds or governmental organizations;
●	brokers or dealers in securities or currencies;
●	individual retirement and other deferred accounts;
●	insurance companies;
●	persons that receive AltC Class A common stock or Oklo common stock, as applicable, in connection with services provided;
●	traders in securities that elect to use a mark-to-market method of accounting;
●	U.S. citizens or lawful permanent residents living abroad;
●	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;
●	U.S. expatriates and former citizens or former long-term residents of the U.S.;
●	Investors holding AltC Class A common stock or Oklo common stock, as applicable, in connection with a trade or business conducted outside of the U.S.;
●	persons subject to the alternative minimum tax;
●	persons that acquired our securities pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;
●	holders owning or treated as owning 5% or more of AltC’s common stock, or Oklo common stock (except as described below);
●	S corporations;
●	grantor trusts;
●	the Sponsor or its affiliates;
●	“passive foreign investment companies,” referred to as “PFICs,” or “controlled foreign corporations,” and
●	corporations that accumulate earnings to avoid U.S. federal income tax; and
●	persons holding AltC Class A common stock or Oklo common stock, as applicable, as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” constructive sale transaction, or other integrated investment.

For purposes of this section, a U.S. holder is a beneficial owner of AltC Class A common stock or Oklo common stock, as applicable, who or which is any of the following for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the U.S. (or treated as a resident of the U.S.);
●	a corporation, including any entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

●	an estate if its income is subject to U.S. federal income taxation regardless of its source; or
●	a trust if (a) a U.S. court can exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (b) it has in effect a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person.

For purposes of this section, a Non-U.S. holder is a beneficial owner of AltC Class A common stock or Oklo common stock, as applicable, who or that is, for U.S. federal income tax purposes:

●	a non-resident alien individual, other than certain former citizens and residents of the U.S. subject to U.S. tax as expatriates;
●	a foreign corporation; or
●	an estate or trust that is not a U.S. holder;

but does not include an individual who is present in the U.S. for 183 days or more in the taxable year of disposition. If you are such an individual, you should consult your tax advisor regarding the U.S. federal income tax consequences of a redemption and whether you are treated as a resident for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds AltC Class A common stock or Oklo common stock, as applicable, the U.S. federal income tax treatment of a partner in such partnership, in each respect, will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, the partners in a partnership that hold AltC Class A common stock or Oklo common stock (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) are urged to consult their tax advisors regarding the U.S. federal income tax consequences to them.

This discussion is based upon the Code, applicable Treasury Regulations thereunder, published rulings and court decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. Tax considerations under state, local and non-U.S. laws, or U.S. federal laws other than those pertaining to the income tax (such as gift and estate taxes), are not addressed herein.

No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax considerations described below. No advance ruling has been or will be sought from the IRS regarding any matter discussed in this summary.

INVESTORS SHOULD CONSULT, AND RELY SOLELY UPON, THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

U.S. Federal Income Tax Consequences for AltC Stockholders Exercising Redemption Rights

In the event that a holder’s shares of AltC Class A common stock are redeemed pursuant to the redemption provisions described in this proxy statement/prospectus/consent solicitation statement under the section entitled “Special Meeting of AltC Stockholders — Redemption Rights,” the treatment of the redemption for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of shares of AltC Class A common stock under Section 302 of the Code. If the redemption qualifies as a sale of shares of AltC Class A common stock, a U.S. holder will be treated as described below under the section entitled “— U.S. Holders — Taxation of Redemption Treated as a Sale of AltC Class A Common Stock,” and a Non-U.S. holder will be treated as described under the section entitled “— Non-U.S. Holders — Taxation of Redemption Treated as a Sale of AltC Class A Common Stock.” If the redemption does not qualify as a sale of shares of AltC Class A common stock, a holder will be treated as receiving a corporate distribution with the tax consequences to a U.S. holder described below under the section entitled “— U.S. Holders — Taxation of Redemption Treated as a Distribution,” and the tax consequences to a Non-U.S. holder described below under the section entitled “— Non-U.S. Holders — Taxation of Redemption Treated as a Distribution.”

Whether a redemption of shares of AltC Class A common stock qualifies for sale treatment will depend largely on the total number of shares of AltC Class A common stock treated as held by the redeemed holder before and after the redemption (including any AltC Class A common stock constructively owned, as discussed below) relative to all shares of AltC Class A common stock outstanding both before and after the redemption. The redemption of AltC Class A common stock generally will be treated as a sale of AltC Class A common stock (rather than as a corporate distribution) if the redemption: (i) is “substantially disproportionate” with respect to the holder; (ii) results in a “complete termination” of the holder’s interest in AltC; or (iii) is “not essentially equivalent to a dividend” with respect to the holder. These tests are explained more fully below.

In determining whether any of the foregoing tests result in a redemption qualifying for sale treatment, a holder takes into account not only shares of AltC Class A common stock actually owned by the holder, but also shares of AltC Class A common stock that are constructively owned by it under certain attribution rules set forth in the Code. A holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the holder has an interest or that have an interest in such holder, as well as any stock that the holder has a right to acquire by exercise of an option.

In order to meet the “substantially disproportionate” test, the percentage of AltC outstanding voting stock actually and constructively owned by the holder immediately following the redemption of shares of AltC Class A common stock must, among other requirements, (x) be less than 80% of the percentage of AltC outstanding voting stock actually and constructively owned by the holder immediately before the redemption (taking into account redemptions by other holders) and (y) be less than 50 % of the total combined voting power of AltC Class A common stock. There will be a “complete termination” of a holder’s interest if either (i) all of the shares of AltC Class A common stock actually and constructively owned by the holder are redeemed or (ii) all of the shares of AltC Class A common stock actually owned by the holder are redeemed and the holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the holder does not constructively own any other stock. The redemption of AltC Class A common stock will not be “essentially equivalent to a dividend” if the redemption results in a “meaningful reduction” of the holder’s proportionate interest in AltC. If the holder’s relative interest in AltC is minimal and the shareholder does not have meaningful control over the corporation, and taking into account the effect of redemption by other shareholders, such holder’s percentage ownership (including constructive ownership) is reduced as a result of the redemption, such holder should generally be regarded as having a “meaningful reduction” in its interest. For example, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” However, whether the redemption will result in a “meaningful reduction” in a holder’s proportionate interest in AltC will depend on the particular facts and circumstances and such holder should consult with its own tax advisors as to the tax consequences of a redemption.

If none of the foregoing tests are satisfied, then the redemption of shares of AltC Class A common stock will be treated as a corporate distribution to the redeemed holder and the tax effects to such U.S. holder will be as described below under the section entitled “— U.S. Holders — Taxation of Redemption Treated as a Distribution,” and the tax effects to such Non-U.S. holder will be as described below under the section entitled “— Non-U.S. Holders — Taxation of Redemption Treated as a Distribution.” After the application of those rules, any remaining tax basis of the holder in the redeemed AltC Class A common stock will be added to the holder’s adjusted tax basis in its remaining stock, or possibly in other stock constructively owned by it.

A holder of AltC Class A common stock should consult with its own tax advisors as to the tax consequences of a redemption.

U.S. Holders — Taxation of Redemption Treated as a Distribution

If the redemption of a U.S. holder’s shares of AltC Class A common stock is treated as a corporate distribution, as discussed above under the section entitled “— U.S. Federal Income Tax Consequences for AltC Stockholders Exercising Redemption Rights,” such a corporate distribution generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from AltC’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of AltC’s current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in their AltC Class A common stock. Any remaining excess distribution will be treated as gain recognized on the sale or other taxable disposition of the AltC Class A common stock and will be treated as described below under the section entitled “— U.S. Holders — Taxation of Redemption Treated as a Sale of AltC Common Stock.”

Dividends paid to a U.S. holder that is a taxable corporation generally may qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends paid to a non-corporate U.S. holder generally will constitute “qualified dividends” that will be subject to federal tax at the maximum tax rate accorded to long-term capital gains. It is unclear whether the redemption rights with respect to the AltC Class A common stock described in this proxy statement/prospectus/consent solicitation statement may prevent a U.S. holder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be. Each U.S. holder is urged to consult its tax advisor regarding the U.S. federal income tax considerations to it of a redemption treated as a corporate distribution.

U.S. Holders — Taxation of Redemption Treated as a Sale of AltC Class A Common Stock

If the redemption of a U.S. holder’s shares of AltC Class A common stock is treated as a sale, as discussed above under the section entitled “— U.S. Federal Income Tax Consequences for AltC Stockholders Exercising Redemption Rights,” a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the U.S. holder’s adjusted tax basis in their shares of AltC Class A common stock redeemed. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for the AltC Class A common stock so disposed of exceeds one year. It is unclear, however, whether the redemption rights with respect to the AltC Class A common stock described in this proxy statement/prospectus/consent solicitation statement may suspend the running of the applicable holding period for this purpose. Long-term capital gains recognized by non-corporate U.S. holders will generally be eligible to be taxed at preferential rates. The deductibility of capital losses is subject to limitations. U.S. holders who hold different blocks of AltC Class A common stock (shares of AltC Class A common stock purchased or acquired on different dates or at different prices) should consult their tax advisor to determine how the above rules apply to them.

Non-U.S. Holders — Taxation of Redemption Treated as a Distribution

If the redemption of a Non-U.S. holder’s shares of AltC Class A common stock is treated as a distribution, as discussed above under the section entitled “— U.S. Federal Income Tax Consequences for AltC Stockholders Exercising Redemption Rights,” such a distribution generally will constitute a dividend for U.S. federal income tax purposes to the extent paid out of AltC’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles) and, provided such dividend is not effectively connected with the Non-U.S. holder’s conduct of a trade or business within the U.S., will generally be subject to withholding tax from the gross amount of the dividend at a rate of 30%, unless such Non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and timely provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E, as applicable).

Distributions in excess of AltC’s current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the Non-U.S. holder’s adjusted tax basis in the AltC Class A common stock. Any remaining excess distribution will be treated as gain recognized on the sale or other taxable disposition of the AltC Class A common stock and will be treated as described below under the section entitled “— Non-U.S. Holders — Taxation of Redemption Treated as a Sale of AltC Class A Common Stock.”

The withholding tax described above does not apply to dividends paid to a Non-U.S. holder that are effectively connected with the Non-U.S. holder’s conduct of a trade or business within the U.S. (and, under certain income tax treaties, is attributable to a U.S. permanent establishment or fixed base maintained by the Non-U.S. holder) and such Non-U.S. holder complies with certain certification and disclosure requirements (usually by providing an IRS Form W-8ECI). Instead, the effectively connected dividends will be subject to regular U.S. federal income tax as if the Non-U.S. holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A Non-U.S. holder that is a corporation may also be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable tax treaty) on the repatriation from the U.S. of its effectively connected earnings and profits for the taxable year, as adjusted for certain items.

Each Non-U.S. holder is urged to consult its tax advisor regarding the U.S. federal income tax considerations to it of a redemption treated as a distribution, including with respect to potentially applicable income tax treaties that may provide for different rules.

Non-U.S. Holders — Taxation of Redemption Treated as a Sale of AltC Class A Common Stock

If AltC’s redemption of a Non-U.S. holder’s shares of AltC Class A common stock is treated as a sale, as discussed above under the section entitled “— U.S. Federal Income Tax Consequences for AltC Stockholders Exercising Redemption Rights,” subject to the discussions of FATCA (as defined below) and backup withholding below, a Non-U.S. holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized in connection with such redemption, unless:

●	the gain is effectively connected with the conduct of a trade or business by the Non-U.S. holder within the U.S. (and, under certain income tax treaties, is attributable to a U.S. permanent establishment or fixed base maintained by the Non-U.S. holder); or
●	AltC is or has been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the redemption or the period that the Non-U.S. holder held AltC Class A common stock, and, in the case where shares of AltC Class A common stock are regularly traded on an established securities market, the Non-U.S. holder has owned, directly or constructively, more than 5% of AltC Class A common stock at any time within the shorter of the five-year period preceding the redemption or such Non-U.S. holder’s holding period for the shares of AltC Class A common stock.

Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the Non-U.S. holder were a U.S. resident. A Non-U.S. holder that is a corporation may also be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable tax treaty) on the repatriation from the U.S. of its effectively connected earnings and profits for the taxable year, adjusted for certain items.

If the second bullet point above applies to a Non-U.S. holder, gain recognized by such holder in connection with a redemption treated as a sale will be subject to tax at generally applicable U.S. federal income tax rates. In addition, unless AltC Class A common stock is regularly traded on an established securities market, we may be required to withhold U.S. federal income tax at a rate of 15% of the amount realized upon such redemption. There can be no assurance that AltC Class A common stock will be treated as regularly traded on an established securities market. However, AltC believes that it is not and has not been at any time since its formation a U.S. real property holding corporation and we do not expect to be such a corporation immediately after the business combination is completed. However, such determination is factual in nature and subject to change and no assurance can be provided as to whether AltC will be a U.S. real property holding corporation with respect to a Non-U.S. holder following the business combination or at any future time.

FATCA Withholding Taxes

Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) impose a 30% withholding tax on payments of dividends on AltC Class A common stock, and subject to the discussion of certain proposed Treasury Regulations below, on the gross proceeds from a disposition of AltC Class A common stock, in each case if paid to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies (typically certified as to by the delivery of a properly completed IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to different rules. Non-U.S. holders should consult their tax advisers regarding the possible implications of FATCA.

The IRS released proposed Treasury Regulations that, if finalized in their present form, would generally eliminate the U.S. federal withholding tax of 30% applicable to the gross proceeds of a sale or other disposition of AltC Class A common stock. In its preamble to such proposed Treasury Regulations, the IRS stated that taxpayers may generally rely on the proposed Treasury Regulations until final Treasury Regulations are issued. All holders should consult their tax advisors regarding the possible implications of FATCA on their investment in AltC Class A common stock.

Information Reporting and Backup Withholding

In general, information reporting requirements may apply to dividends received by U.S. holders of AltC Class A common stock, and the proceeds received on the sale, exchange or redemption of AltC Class A common stock effected within the U.S. (and, in certain cases, outside the U.S.), in each case other than U.S. holders that are exempt recipients (such as corporations). Backup withholding (currently at a rate of 24%) may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent of the U.S. holder’s broker) or is otherwise subject to backup withholding. Any redemptions treated as dividend payments with respect to AltC Class A common stock and proceeds from the sale, exchange, redemption or other disposition of AltC Class A common stock may be subject to information reporting to the IRS and possible U.S. backup withholding. U.S. holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Information returns may be filed with the IRS in connection with, and Non-U.S. holders may be subject to backup withholding on, amounts received in respect of their AltC Class A common stock, unless the Non-U.S. holder furnishes to the applicable withholding agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, as applicable, or the Non-U.S. holder otherwise establishes an exemption. Dividends paid with respect to AltC Class A common stock and proceeds from the sale of other disposition of AltC Class A common stock received in the U.S. by a Non-U.S. holder through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding unless such Non-U.S. holder provides proof an applicable exemption or complies with certain certification procedures described above, and otherwise complies with the applicable requirements of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against the U.S. holder’s U.S. federal income tax liability, and a U.S. holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the IRS and furnishing any required information.

THE DISCUSSION ABOVE IS BASED ON CURRENT LAW. FUTURE LEGISLATIVE, ADMINISTRATIVE OR JUDICIAL CHANGES OR INTERPRETATIONS, WHICH CAN APPLY RETROACTIVELY, COULD AFFECT THE ACCURACY OF THIS DISCUSSION. THIS DISCUSSION IS INTENDED TO PROVIDE ONLY A SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE REDEMPTION OF HOLDERS OF ALTC CLASS A COMMON STOCK. IT DOES NOT ADDRESS TAX CONSEQUENCES THAT MAY VARY WITH, OR ARE CONTINGENT ON, YOUR INDIVIDUAL CIRCUMSTANCES.

Material U.S. Federal Income Tax Consequences of the Business Combination to Oklo Stockholders

With respect to Oklo stockholders who exchange their Oklo common stock for AltC Class A common stock pursuant to the business combination, the U.S. federal income tax consequences of the business combination generally will depend upon whether the business combination qualifies as a “reorganization” within the meaning of Section 368 of the Code. No assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below. Accordingly, each holder of shares of Oklo common stock is urged to consult its tax advisor with respect to the particular tax consequences of the business combination to such holder.

The following discussion assumes that the Earnout Shares will be treated as consideration that can be received on a tax-deferred basis under the reorganization provisions of the Code, as opposed to taxable “boot.” If the Earnout Shares are treated as taxable “boot,” the tax consequences described below could be materially different, including both U.S. and Non-U.S. holders being required to recognize gain or loss with respect to the Earnout Shares and Non-U.S. holders also being subject to withholding. Holders of Oklo common stock should consult their own tax advisors as to the consequences of the possible receipt of any Earnout Shares, including the application of the installment sale rules.

Consequences to Holders of Oklo Common Stock if the Business Combination Qualifies as a Reorganization

If the business combination qualifies as a reorganization, holders of Oklo common stock generally should not recognize gain or loss for U.S. federal income tax purposes on the exchange of Oklo common stock for AltC Class A common stock pursuant to the business combination (except with respect to any Earnout Shares treated as imputed interest, which will be taxable upon receipt as ordinary income as described below). In that case, the aggregate adjusted tax basis of a holder in AltC Class A common stock received in the business combination (including any Earnout Shares received, other than any Earnout Shares that represent imputed interest as described below) generally should equal the aggregate adjusted tax basis of Oklo common stock surrendered in exchange therefor, and the holder’s holding period for the shares of AltC Class A common stock received in the exchange by such holder (including any Earnout Shares received, other than any Earnout Shares that represent imputed interest as described below) should include the holding period for the Oklo common stock surrendered in the exchange that were held by such holder. A portion of any Earnout Shares a holder receives pursuant to the business combination six months or more after the Closing will be taxable upon receipt as imputed interest and as ordinary income, even though there will not be any corresponding receipt of cash. A holder’s basis in any such Earnout

Shares treated as imputed interest will equal the fair market value of such shares on the date of receipt, and the holder’s holding period in such Earnout Shares will begin on the day following the date of receipt.

Holders who acquired different blocks of Oklo common stock at different times for different prices must calculate their basis and holding period in their shares of Oklo common stock separately for each identifiable block of such stock exchanged in the business combination. Holders who hold different blocks of shares of Oklo common stock should consult their tax advisors to determine how the above rules apply to them, and the discussion above does not specifically address all of the consequences to holders who hold different blocks of stock.

Each U.S. holder of Oklo common stock who receives shares of AltC Class A common stock in the business combination is generally required to retain permanent records pertaining to the business combination, and make such records available to any authorized IRS officers and employees. Such records should specifically include information regarding the amount, basis, and fair market value of all transferred property, and relevant facts regarding any liabilities assumed or extinguished as part of such reorganization. Additionally, certain information reporting requirements may apply to U.S. holders of Oklo common stock who owned immediately before completion of the business combination at least 1% (by vote or value) of the total outstanding stock of Oklo, or Oklo “securities” (as specially defined for U.S. federal income tax purposes) the aggregate federal income tax basis of which was at least $1 million.

U.S. Holders — Consequences to Holders of Oklo Common Stock if the Business Combination does not qualify as a Reorganization

If the business combination fails to qualify as a reorganization within the meaning of Section 368(a) of the Code, then a U.S. holder of Oklo common stock would recognize gain or loss upon the exchange of the holder’s shares of Oklo common stock for shares of AltC Class A common stock equal to the difference between the fair market value, at the time of the exchange, of shares of AltC Class A common stock received in the business combination (including any cash or property other than the shares of AltC Class A common stock received in the business combination) and such U.S. holder’s tax basis in the shares of Oklo common stock surrendered in the business combination. For these purposes, the share of the total consideration received by a holder of Oklo common stock will include his, her or its pro rata portion of the Earnout Shares, generally based on the fair market value of the right to receive the Earnout Shares as of the Closing unless such fair market value is not reasonably ascertainable, in which case payments of the Earnout Shares would be taken into account when made or deemed made in accordance with the holder’s regular method of accounting for U.S. federal income tax purposes. The Earnout Shares should generally be eligible for installment sale reporting and a portion of any such deferred payments would be subject to the imputed interest rules similar to those described above and may be subject to an additional interest charge. The amount and timing of any gain recognition would depend, in part, upon whether the installment method of reporting is applied to the receipt of Earnout Shares. Holders of Oklo common stock should consult their tax advisors regarding the advisability of electing out of the installment method in light of their particular circumstances. Such gain or loss would be long-term capital gain or loss if the Oklo common stock was held for more than one year at the time of the business combination. Under current law, long-term capital gains of non-corporate taxpayers are taxed at a preferential U.S. federal income tax rate. In addition, the aggregate tax basis of the shares of AltC Class A common stock received in the business combination by a U.S. holder of Oklo common stock would equal their fair market value at the time of the closing of the business combination, and the U.S. holder’s holding period of such shares of AltC Class A common stock would commence the day after the closing of the business combination. Under current law, the deductibility of capital losses is subject to limitations.

Non-U.S. Holders — Consequences to Holders of Oklo Common Stock if the Business Combination does not qualify as a Reorganization

If the business combination does not qualify as a reorganization under Section 368(a) of the Code, Non-U.S. holders of Oklo will generally not be subject to U.S. federal income tax in connection with the business combination except to the extent described below.

If gain recognized upon the exchange of the holder’s shares of Oklo common stock for shares of AltC Class A common stock is effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. holder maintains a permanent establishment in the United States to which such gain is attributable), such gain will be subject to U.S. federal income tax on a net income basis at the regular graduated rates applicable to U.S. holders. A Non-U.S. holder of Oklo common stock that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items. In addition, if Oklo is or has been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the business combination or the period that the Non-U.S. holder held Oklo common stock, any gain recognized by such holder with respect to such holder’s Oklo common stock as a result of the business combination would generally be subject to tax at applicable U.S. federal income tax rates and a U.S. federal withholding tax could apply. However, Oklo believes that it is not, and has not been at any time since its formation, a United States real property holding corporation and neither Oklo nor AltC expects to be a United States real property holding corporation immediately after the business combination is completed.

Notwithstanding the foregoing, a Non-U.S. holder may be subject to U.S. federal income tax (and withholding with respect thereto) for any Earnout Shares treated as imputed interest.

HOLDERS OF OKLO COMMON STOCK SHOULD CONSULT, AND RELY SOLELY UPON, THEIR TAX ADVISORS TO DETERMINE THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE BUSINESS COMBINATION, INCLUDING THE EFFECT OF ANY U.S. FEDERAL, STATE, LOCAL, NON-U.S. OR OTHER TAX LAWS.

Expected Accounting Treatment of the Transactions

We expect the Transactions to be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, AltC is expected to be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the financial statements of the Post-Closing Company will represent a continuation of the financial statements of Oklo with the Transactions treated as the equivalent of Oklo issuing shares for the net assets of AltC, accompanied by a recapitalization. The net assets of AltC will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Transactions will be those of Oklo in future reports of the Post-Closing Company.

Oklo is expected to be the accounting acquirer based on evaluation of the following facts and circumstances under the No Redemptions Scenario, the $275 Million Scenario, the $250 Million Scenario, the $200 Million Scenario and the $125 Million Scenario:

●	Oklo stockholders will have a relative majority of the voting power of the Post-Closing Company;
●	the Post-Closing Company Board will have seven members, and Oklo stockholders will have the ability to nominate the majority of the members of the board of directors;
●	Oklo’s senior management will comprise the senior management roles of the Post-Closing Company and be responsible for the day-to-day operations;
●	the Post-Closing Company will assume the Oklo name and be renamed as Oklo Inc.; and
●	the intended strategy and operations of the Post-Closing Company will continue Oklo’s current strategy and operations to provide clean, reliable, affordable energy on a global scale through the design and deployment of next-generation fast nuclear reactor technology.

The Earnout Shares are expected to be classified as equity on the balance sheet. The impact of the Earnout Shares is not expected to be material on the future results of operations of the Post-Closing Company.

Regulatory Matters

On July 24, 2023 and July 25, 2023, AltC and Oklo, respectively, filed the required forms under the HSR Act with the Antitrust Division and the FTC and requested early termination of the waiting period. The waiting period expired at 11:59 pm Eastern Time on August 24, 2023.

At any time before or after consummation of the Transactions, notwithstanding termination of the waiting period under the HSR Act (which occurred on August 24, 2023), the applicable competition authorities could take such action under applicable antitrust laws as each deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Transactions. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. There is no assurance that the Antitrust

Division, the FTC, any state attorney general, or any other government authority will not attempt to challenge the Transactions on antitrust grounds, and, if such a challenge is made, we cannot assure you as to its result.

Neither AltC nor Oklo is aware of any material regulatory approvals or actions that are required for completion of the Transactions other than the expiration or early termination of the waiting period under the HSR Act (which occurred on August 24, 2023). It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Vote Required

The approval of the business combination proposal will require the affirmative vote of a majority of the votes cast by holders of outstanding shares of AltC common stock represented at the special meeting by attendance via the virtual meeting website or by proxy and entitled to vote at the special meeting. Accordingly, if a valid quorum is established, an AltC stockholder’s failure to vote by proxy or to vote at the special meeting and broker-non votes with regard to the business combination proposal will have no effect on such proposal. Abstentions will be counted in connection with the determination of whether a valid quorum is established, but will have no effect on the business combination proposal. Additionally, the business combination will not be consummated if AltC has less than $5,000,001 of net tangible assets after taking into account the holders of AltC public shares that properly demanded that AltC redeem their shares for their pro rata share of the trust account.

Consummation of the business combination is conditioned on the approval of each of the business combination proposal, the charter proposal, the incentive plan proposal, the ESPP proposal, the director election proposal and the NYSE proposal. It is important for you to note that in the event that the business combination proposal, the charter proposal, the incentive plan proposal, the ESPP proposal, the director election proposal or the NYSE proposal do not receive the requisite vote for approval, we will not consummate the business combination and no approved proposal will have any effect.

Recommendation of the AltC Board

OF THOSE WHO VOTED, THE ALTC BOARD UNANIMOUSLY RECOMMENDS THAT ALTC

STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

PROPOSAL NO. 2 — THE CHARTER PROPOSAL

Overview

AltC stockholders are also being asked to approve and adopt the Post-Closing Company’s certificate of incorporation (the “charter proposal”) in the form attached hereto as Annex B, which, in the judgment of the AltC Board, is necessary to adequately address the needs of AltC following the Closing.

The following is a summary of the key changes effected by the Post-Closing Company’s certificate of incorporation, but this summary is qualified in its entirety by reference to the full text of the Post-Closing Company’s certificate of incorporation, a copy of which is included as Annex B:

●	restructure the capitalization of AltC such that (i) each share of AltC Class A common stock, issued and outstanding immediately prior to the Effective Time will remain outstanding as one (1) share of Post-Closing Company Class A common stock, and (ii) each share of AltC Class B common stock, issued and outstanding immediately prior to the Effective Time, will be reclassified on a one-for-one basis as one (1) share of Post-Closing Company Class A common stock (the “Reclassification”);
●	reduce the total authorized capital stock of AltC common stock to 500,000,000 shares (which represents the total authorized AltC Class A common stock that is currently authorized);
●	change the name of AltC to Oklo Inc. and remove the provisions relating to AltC’s status as a blank check company;
●	(i) remove the exclusive right of holders of shares of AltC Class B common stock to elect and remove directors, to permit all holders of Post-Closing Company Class A common stock, voting together as a single class, to elect and remove directors from the Post-Closing Company Board by the affirmative vote of holders of at least a majority in voting power of the outstanding shares of capital stock of the Post-Closing Company and (ii) only allow for the removal of directors for cause;
●	require the approval by the affirmative vote of holders of at least 662∕3% in voting power of the outstanding shares of the capital stock of the Post-Closing Company entitled to vote thereon to approve changes to the Post-Closing Company’s bylaws or to amend or repeal any provision inconsistent with any of the following sections of the Post-Closing Company’s certificate of incorporation: Article V (management of the business), Article VII (limitation of liability), Article VIII (indemnification of directors, officers, employees and agents). Article IX (written consent), Article X (parties who can call a special meeting of stockholders), Article XII (bylaws) or Article XIII (forum selection); and
●	remove the requirement that a business combination or similar acquisition of AltC must be approved by at least a two-thirds (2/3rds) majority of the outstanding voting stock of AltC.

Reasons for the Amendments

Each of the amendments was negotiated as part of the Transactions. The AltC Board’s reasons for proposing each of these amendments to AltC’s current certificate of incorporation are set forth below.

●	Amending Article IV to restructure the capitalization of AltC. The amendment provides for the conversion of all of AltC Class B common stock necessary to consummate the Transactions.
●	Changing the name of AltC to Oklo Inc. and deleting the provisions relating to AltC’s status as a blank check company. These revisions are desirable because, following the Closing, the Post-Closing Company will not be a blank check company and therefore these will serve no purpose following the Transactions.
●	Amending Article V to require at least a majority in voting power of the outstanding shares of capital stock entitled to vote of AltC to elect and remove directors, who can only be removed for cause. These revisions are desirable because (i) there will be no shares of AltC Class B common stock remaining after giving effect to the Reclassification and (ii) the revisions align the provisions of the Post-Closing Company’s certificate of incorporation relating to director election, removal and number of directors to other similarly situated public companies, including to provide for the election of directors by stockholders.
●	Amending Article XII to require the approval by the affirmative vote of holders of at least 662∕3% in voting power of the outstanding shares of the capital stock of the Post-Closing Company entitled to vote thereon to amend, alter, change or repeal, or adopt any provision inconsistent with certain Articles therein. The amendment is desirable to enhance the continuity and stability of the Post-Closing Company Board. The supermajority voting requirements contained therein are appropriate at this time to protect all stockholders against the potential self-interested actions by one or a few large stockholders. In reaching this conclusion, the AltC Board was cognizant of the potential for certain stockholders to hold a substantial beneficial ownership of Post-Closing Company Class A common stock following the Closing. We further believe that going forward, a supermajority voting requirement encourages the person seeking control of the Post-Closing Company to negotiate with the Post-Closing Company Board to reach terms that are appropriate for all stockholders.
●	Removing the voting standard required to enter into a business combination or other similar transaction, resulting in such transactions being governed by the DGCL, which, generally provides that a majority in voting power of the outstanding shares of capital stock is required to approve such transactions. The change is intended to enable the Post-Closing Company to consummate a merger or other form of business combination with the approval of at least a majority of the Post-Closing Company’s stockholders if such merger or business combination is approved by the Post-Closing Board.

Vote Required

If the business combination proposal is not approved, the charter proposal will not be presented at the special meeting. The approval of the charter proposal will require the affirmative vote of holders of a majority of the outstanding shares of AltC Class A common stock and AltC Class B common stock entitled to vote at the special meeting, voting together as a single class, as well as the affirmative vote of holders of a majority of the outstanding shares of AltC Class B common stock entitled to vote at the special meeting, voting separately. Accordingly, if a valid quorum is established, an AltC stockholder’s failure to vote by proxy or to vote at the special meeting with regard to the charter proposal will have the same effect as a vote “AGAINST” such proposal. Abstentions and broker-non-votes will count as a vote “AGAINST” the charter proposal.

Consummation of the business combination is conditioned on the approval of each of the business combination proposal, the charter proposal, the incentive plan proposal, the ESPP proposal, the director election proposal and the NYSE proposal. It is important for you to note that in the event that the business combination proposal, the charter proposal, the incentive plan proposal, the director election proposal or the NYSE proposal do not receive the requisite vote for approval, we will not consummate the business combination and no approved proposal will have any effect.

Recommendation of the AltC Board

OF THOSE WHO VOTED, THE ALTC BOARD UNANIMOUSLY RECOMMENDS THAT ALTC STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE CHARTER PROPOSAL.

PROPOSAL NO. 3 — THE GOVERNANCE PROPOSAL

Overview

AltC stockholders are also being asked to vote on the governance provisions referred to below (the “governance proposal”), which are included in the Post-Closing Company’s certificate of incorporation. In accordance with SEC guidance, this proposal is being presented separately and will be voted upon on a non-binding advisory basis.

In the judgment of the AltC Board, these provisions are necessary to adequately address the needs of AltC and its stockholders following the Closing. Accordingly, regardless of the outcome of the non-binding advisory vote on these proposals, AltC intends that the Post-Closing Company’s certificate of incorporation in the form set forth on Annex B, will take effect at consummation of the business combination, assuming adoption of the charter proposal. The summaries set forth in this section are qualified by reference to the complete text of the Post-Closing Company’s certificate of incorporation attached to this proxy statement/prospectus/consent solicitation statement as Annex B.

Proposal No. 3A:   Reclassification of AltC Class A & B Common Stock

Description of Amendment

The amendment would restructure the capitalization of AltC such that (i) each share of AltC Class A common stock, issued and outstanding immediately prior to the Effective Time will remain outstanding as one (1) share of Post-Closing Company Class A common stock, and (ii) each share of AltC Class B common stock, issued and outstanding immediately prior to the Effective Time will be reclassified on a one-for-one basis as one (1) share of Post-Closing Company Class A common stock (the “Reclassification”).

Reasons for the Amendment

This amendment would remove Class B common stock from the Post-Closing Company’s authorized capital stock, such that the Post-Closing Company would only be authorized to issue one class of common stock. All issued and outstanding shares of AltC Class B common stock are converted into shares of Class A common stock of the Post-Closing Company upon the Closing and therefore the authority to issue Class B shares of common stock will no longer be needed.

Proposal No. 3B:   Change in Voting Requirement for the Election of Post-Closing Company Directors

Description of Amendment

The amendment removes the exclusive right of holders of AltC Class B common stock to elect and remove directors of AltC, and instead requires the approval by the affirmative vote of holders of at least a majority in voting power of the outstanding shares of capital stock of the Post-Closing Company entitled to vote generally in the election of directors, voting together as a single class, to elect and remove directors from the Post-Closing Company Board. Additionally the amendment would remove stockholders’ ability to remove a director without cause.

Reasons for the Amendment

AltC was established as a special purpose acquisition company, with a two-year period to complete a business combination transaction. These revisions are desirable because (i) there will be no AltC Class B common stock outstanding after giving effect to the Reclassification, (ii) the revisions provided for in the Post-Closing Company’s certificate of incorporation remove Class B common stock from the Post-Closing Company’s authorized capital stock and (iii) the revisions align the provisions of the Post-Closing Company’s certificate of incorporation relating to director election, removal and number of directors to other similarly situated public companies, including to provide for the election of directors by stockholders.

Proposal No. 3C:   Supermajority Voting Requirement to Amend Certain Provisions of the Second Amended & Restated Certificate of Incorporation and Amended and Restated Bylaws

Description of Amendment

The amendment would require the approval of the affirmative vote of holders of at least 662∕3% in voting power of the outstanding shares of the capital stock of AltC entitled to vote thereon to approve changes to the Post-Closing Company’s bylaws and to amend or repeal any provisions inconsistent with any of the following sections of the Post-Closing Company’s certificate of incorporation: Article V (management of the business), Article VII (limitation of liability), Article VIII (indemnification of directors, officers, employees and agents), Article IX (written consent), Article X (parties who can call a special meeting of stockholders), Article XII (bylaws) and Article XIII (forum selection).

Reasons for the Amendment

The amendment is desirable to enhance the continuity and stability of the Post-Closing Company Board. The supermajority voting requirements contained therein are appropriate at this time to protect all stockholders against the potential self-interested actions by one or a few large stockholders. In reaching this conclusion, the AltC Board was cognizant of the potential for certain stockholders to hold a substantial beneficial ownership of Post-Closing Company Class A common stock. We further believe that going forward, a supermajority voting requirement encourages the person seeking control of the Post-Closing Company to negotiate with the Post-Closing Company Board to reach terms that are appropriate for all stockholders.

Proposal No. 3D:   Removal of Supermajority Voting to Enter into a Business Combination

Description of Amendment

The second amended & restated certificate of incorporation removes the requirement that a business combination or similar acquisition of AltC must be approved by at least a two-third (2/3rds) majority of the outstanding voting stock of AltC.

Reasons for the Amendment

Removing the voting standard required to enter into a business combination or other similar transaction, results in such transactions being governed by the DGCL, which, generally provides that a majority in voting power of the outstanding shares of capital stock is required to approve such transactions. The change is intended to enable the Post-Closing Company to consummate a merger or other form of business combination with the approval of at least a majority of the Post-Closing Company’s stockholders if such merger or business combination is approved by the Post-Closing Board.

Vote Required

The approval of the governance proposal will require the affirmative vote of a majority of the votes cast by holders of outstanding shares of AltC common stock represented at the special meeting by attendance via the virtual meeting website or by proxy and entitled to vote at the special meeting. Accordingly, if a valid quorum is established, an AltC stockholder’s failure to vote by proxy or to vote at the special meeting, abstentions and broker non-votes with regard to the governance proposal will have no effect on such proposal. Abstentions will be counted in connection with the determination of whether a valid quorum is established, but will have no effect on the outcome of the governance proposal.

As discussed above, a vote to approve the governance proposal is an advisory vote, and therefore, is not binding on AltC, Oklo or their respective boards of directors. Accordingly, regardless of the outcome of the non-binding advisory vote, AltC and Oklo intend that the Post-Closing Company’s certificate of incorporation, in the form set forth in Annex B and containing the provisions noted above, will take effect at consummation of the business combination, assuming adoption of the charter proposal.

Consummation of the business combination is conditioned on the approval of each of the business combination proposal, the charter proposal, the incentive plan proposal, the ESPP proposal, the director election proposal and the NYSE proposal. It is important for you to note that in the event that the business combination proposal, the charter proposal, the incentive plan proposal, the ESPP proposal, the director election proposal or the NYSE proposal do not receive the requisite vote for approval, we will not consummate the business combination and no approved proposal will have any effect.

Recommendation of the AltC Board

OF THOSE WHO VOTED, THE ALTC BOARD UNANIMOUSLY RECOMMENDS THAT ALTC STOCKHOLDERS VOTE “FOR” THE GOVERNANCE PROPOSAL.

PROPOSAL NO. 4 — THE INCENTIVE PLAN PROPOSAL

APPROVAL OF THE POST-CLOSING COMPANY’S 2023 EQUITY INCENTIVE PLAN

Overview

AltC stockholders are also being asked to approve and adopt the Oklo Inc. 2023 Equity Incentive Plan (the “Incentive Plan”) and the material terms thereof (the “incentive plan proposal”), which was approved by the AltC Board on July 11, 2023. While the Incentive Plan will become effective immediately upon adoption, subject to stockholder approval, no awards will be made under it until after the Closing. Awards outstanding under the 2016 Plan will continue to be governed by their existing terms and will be assumed by AltC in connection with the business combination.

The purposes of the Incentive Plan are to enhance the Post-Closing Company’s ability, following the consummation of the business combination, to attract, retain, incent, reward, and motivate persons who make (or are expected to make) important contributions to the Post-Closing Company by providing these individuals with equity ownership and other incentive opportunities. The Incentive Plan is intended as the successor to and continuation of the 2016 Plan. Equity awards are intended to motivate high levels of performance and align the interests of the Post-Closing Company’s directors, employees and consultants with those of its stockholders by giving directors, employees and consultants the perspective of an owner with an equity stake in the Post-Closing Company and providing a means of recognizing their contributions to the success of the Post-Closing Company. The AltC Board and AltC’s management believe that equity awards are necessary to remain competitive in the industry and are essential to recruiting and retaining the highly qualified individuals who help the Post-Closing Company meet its goals.

The following is a summary of the material terms of the Incentive Plan and is qualified in its entirety by the full text of the Incentive Plan, a copy of which is included as Annex F to this proxy statement/prospectus/consent solicitation statement. As of the AltC record date, the closing price per share of AltC Class A common stock on the NYSE was $      .

Summary of the Material Features of the Incentive Plan

Types of awards.  The Incentive Plan provides for the grant of stock options, which may be incentive stock options (“ISOs”), nonstatutory stock options (“NSOs”), stock appreciation rights (“SARs”), restricted shares, restricted stock units (“RSUs”) and other stock-based awards (collectively with RSUs, ISOs, NSOs and SARs, the “awards”).

Administration.  The Incentive Plan will be administered by the Post-Closing Company Board or by one or more committees to which the Post-Closing Company Board delegates such administration (the “Incentive Plan Administrator”), as applicable. Subject to the terms of the Incentive Plan, the Incentive Plan Administrator will have the complete discretion to determine the eligible individuals who are to receive awards under the Incentive Plan, to determine the terms and conditions of awards granted under the Incentive Plan and to make all decisions related to the Incentive Plan and awards granted thereunder.

Share reserve.  The number of shares of Post-Closing Company Class A common stock that may be issued under the Incentive Plan is equal to the sum of (a)               shares, (b) up to               shares subject to awards granted under the 2016 Plan (and assumed by AltC pursuant to the Merger Agreement) that are outstanding on the Closing Date and that are subsequently forfeited, expire or lapse unexercised or unsettled or are reacquired by the Post-Closing Company, and (c) the annual increase in shares described below.

On the first day of each of the Post-Closing Company’s fiscal years during the term of the Incentive Plan, beginning January 1, 2024 and ending on (and including) January 1, 2033, the number of shares of Post-Closing Company Class A common stock that may be issued under the Incentive Plan will increase by a number of shares equal to the lesser of (a)             % of the outstanding shares on the last day of the immediately preceding fiscal year and (b) such number of shares (including zero) that the Incentive Plan Administrator determines for purposes of the annual increase for that fiscal year.

If options, SARs, RSUs, or any other awards under the Incentive Plan or awards assumed in connection with the business combination are forfeited, terminated, cancelled or expire without the issuance of shares, the shares subject to such awards will again be available for issuance under the Incentive Plan. If SARs are exercised or RSUs are settled, only the number of shares actually issued upon exercise or settlement of such awards will reduce the number of shares available under the Incentive Plan. If restricted shares or shares issued upon exercise of an option are reacquired pursuant to a forfeiture provision, repurchase right or for any other reason, then such shares will again be available for issuance under the Incentive Plan. Shares applied to pay the exercise price of an option or satisfy withholding taxes related to any award will again become available for issuance under the Incentive Plan. To the extent an award is settled in cash, the cash settlement will not reduce the number of shares available for issuance under the Incentive

Plan. Shares issued under the Incentive Plan may be authorized but unissued shares or treasury shares. As of the date hereof, no awards have been granted under the Incentive Plan.

Recoupment.  All awards granted under the Incentive Plan, all amounts paid under the Incentive Plan and all of the shares of Post-Closing Company Class A common stock issued under the Incentive Plan shall be subject to recoupment, clawback or recovery by the Post-Closing Company in accordance with applicable law and with the Post-Closing Company’s policy (whenever adopted) regarding the same.

Incentive stock option limit.  No more than               shares of Post-Closing Company Class A common stock may be issued under the Incentive Plan upon the exercise of ISOs.

Eligibility.  Employees (including officers), non-employee directors, advisors and consultants who render services to the Post-Closing Company or a parent, subsidiary or affiliate of the Post-Closing Company (whether now existing or subsequently established) are eligible to receive awards under the Incentive Plan. ISOs may only be granted to employees of the Post-Closing Company or a parent or subsidiary of the Post-Closing Company (whether now existing or subsequently established). Under the Incentive Plan, the aggregate grant date fair value of awards granted to non-employee directors plus any cash fees paid to such directors may not exceed $      in any one fiscal year, except that such sum may not exceed $      in the fiscal year in which such non-employee director is initially appointed to the Post-Closing Company Board.

Repricing.  The Incentive Plan Administrator has full authority, without specific shareholder approval, to reprice (reduce the exercise price of) options and SARs or to approve programs in which options and SARs are exchanged for cash or other equity awards on terms the Incentive Plan Administrator determines.

Stock options.  A stock option is the right to purchase a certain number of shares of stock at a fixed exercise price which, pursuant to the Incentive Plan, may not be less than 100% of the fair market value of Post-Closing Company Class A common stock on the date of grant. Subject to limited exceptions, an option may have a term of up to 10 years and will generally expire sooner if the optionee’s service terminates. Options will vest at the rate determined by the Incentive Plan Administrator. An optionee may pay the exercise price of an option in cash, or, with the Incentive Plan Administrator’s consent, with shares of common stock the optionee already owns, with proceeds from an immediate sale of the option shares through a broker approved by the Post-Closing Company, through a net exercise procedure or by any other method permitted by applicable law.

Stock appreciation rights.  A SAR provides the recipient with the right to the appreciation in a specified number of shares of stock. The Incentive Plan Administrator determines the exercise price of SARs granted under the Incentive Plan, which may not be less than 100% of the fair market value of Post-Closing Company Class A common stock on the date of grant. Subject to limited exceptions, a SAR may have a term of up to 10 years and will generally expire sooner if the recipient’s service terminates. SARs will vest at the rate determined by the Incentive Plan Administrator. Upon exercise of a SAR, the recipient will receive an amount in cash, stock, or a combination of stock and cash determined by the Incentive Plan Administrator, equal to the excess of the fair market value of the shares being exercised over their exercise price.

Tax limitations on incentive stock options.  The aggregate fair market value, determined at the time of grant, of Post-Closing Company Class A common stock with respect to ISOs that are exercisable for the first time by an optionholder during any calendar year under all of the Post-Closing Company’s stock plans may not exceed $100,000. Options or portions thereof that exceed such annual dollar limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of the total combined voting power of the Post-Closing Company or that of any of the Post-Closing Company’s affiliates, unless the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and the term of the ISO does not exceed five years from the date of grant.

Restricted stock awards.  Shares of restricted stock may be issued under the Incentive Plan for such consideration as the Incentive Plan Administrator may determine, including cash, services rendered or to be rendered to the Post-Closing Company, promissory notes or such other forms of consideration permitted under applicable law. Restricted shares may be subject to vesting, as determined by the Incentive Plan Administrator. Recipients of restricted shares generally have all of the rights of a stockholder with respect to those shares, including voting rights. However, any dividends and other distributions on restricted shares may, at the discretion of the Incentive Plan Administrator, be accumulated and paid at vesting, or be invested in additional restricted shares.

Restricted stock units.  An RSU is a right to receive a settlement of cash, common stock, or a combination of both, as determined by the Incentive Plan Administrator, at no cost to the recipient, upon satisfaction of certain conditions, including service-based and performance-based vesting conditions, established by the Incentive Plan Administrator. RSUs vest at the rate determined by the

Incentive Plan Administrator and any unvested RSUs will generally be forfeited upon termination of the recipient’s service. Recipients of RSUs generally will have no voting or dividend rights prior to the time the vesting conditions are satisfied and the award is settled. At the Incentive Plan Administrator’s discretion and as set forth in the applicable RSU agreement, RSUs may provide for the right to dividend equivalents which will generally be subject to the same conditions and restrictions as the RSUs to which they pertain.

Other awards.  The Incentive Plan Administrator may grant other stock-based awards not specifically described herein and may grant awards under other plans and programs that will be settled with shares issued under the Incentive Plan. The Incentive Plan Administrator will determine the terms and conditions of any such awards.

Changes to capital structure.  In the event of subdivision of the outstanding common stock, a declaration of a dividend payable in shares, a declaration of a dividend payable in a form other than shares in an amount that has a material effect on the price of shares, a combination or consolidation of the outstanding common stock into a lesser number of shares, a recapitalization, a spin-off or a similar occurrence, proportionate adjustments will be made in the classes and number of securities covered by outstanding awards and/or available for future awards, or exercise price of each outstanding stock option and SAR. In the event that there is a declaration of an extraordinary dividend payable in a form other than Post-Closing Company Class A common stock in an amount that has a material effect on the price of Post-Closing Company Class A common stock, a recapitalization, a spin-off or a similar occurrence, the Incentive Plan Administrator may make such adjustments to any of the foregoing as it deems appropriate, in its sole discretion.

Corporate transactions.  If the Post-Closing Company is party to a merger, consolidation or certain change in control transactions, each outstanding award will be treated as described in the definitive transaction agreement or, if there is no such agreement, as the Incentive Plan Administrator determines, which may include the continuation, assumption or substitution of an outstanding award, the cancellation of an outstanding award without payment of any consideration, provided that the optionee shall be notified of such treatment, the cancellation of the vested portion of an award (and any portion that becomes vested as of the effective time of the transaction) in exchange for a payment equal to the excess, if any, of the value that the holder of each share of Post-Closing Company Class A common stock receives in the transaction over the exercise price (if applicable) otherwise payable, or the assignment of any reacquisition or repurchase rights held by the Post-Closing Company in respect of an award of restricted shares to the surviving entity or its parent (with proportionate adjustments made to the price per share to be paid upon exercise of such rights). The Incentive Plan Administrator is not required to treat all awards, or portions thereof, in the same manner. In general, if an award held by a participant who remains in service at the effective time of a change in control transaction is not continued, assumed or substituted, then the award will vest in full. Notwithstanding the foregoing, the vesting of an outstanding award may be accelerated by the Incentive Plan Administrator upon the occurrence of a change in control, whether or not the award is to be assumed or replaced in the transaction, or in connection with a termination of service following a change in control.

Change in control.  The Incentive Plan Administrator may provide, in an individual award agreement or in any other written agreement with a participant, that the award will be subject to acceleration of vesting and exercisability in the event of a change in control or in connection with a termination of employment in connection with or following a change in control. A change in control includes:

●	any person acquiring beneficial ownership of more than 50% of the Post-Closing Company’s total voting power;
●	the sale or other disposition of all or substantially all of the Post-Closing Company’s assets; or
●	the Post-Closing Company’s merger or consolidation after which its voting securities represent 50% or less of the total voting power of the surviving or acquiring entity.

Transferability of awards.  Unless otherwise set forth in the applicable award agreement, an award generally will not be transferable other than by beneficiary designation, a will or the laws of descent and distribution. The Incentive Plan Administrator may permit transfer of an award in a manner consistent with applicable law.

Amendment and termination.  The Incentive Plan Administrator may amend or terminate the Incentive Plan at any time. Any such amendment or termination will not affect outstanding awards. If not sooner terminated, the Incentive Plan will terminate automatically in 2033, 10 years after its adoption by AltC’s Board. Stockholder approval is not required for any amendment of the Incentive Plan, unless required by applicable law or exchange listing standards.

Certain Federal Income Tax Aspects of Awards Under the Incentive Plan

This is a brief summary of the U.S. federal income tax aspects of awards that may be made under the Incentive Plan based on existing U.S. federal income tax laws as of the date of this this proxy statement/prospectus/consent solicitation statement. This summary covers only the basic tax rules. It does not describe a number of special tax rules, including the alternative minimum tax and various elections that may be applicable under certain circumstances. It also does not reflect provisions of the income tax laws of any municipality, state or foreign country in which a holder may reside, nor does it reflect the tax consequences of a holder’s death. Therefore, no one should rely unduly on this summary for individual tax compliance, planning or decisions. Participants in the Incentive Plan should consult their own professional tax advisors concerning tax aspects of awards under the Incentive Plan. The discussion below concerning tax deductions that may become available to the Post-Closing Company under U.S. federal tax law is not intended to imply that the Post-Closing Company will necessarily obtain a tax benefit or asset from those deductions. The tax consequences of awards under the Incentive Plan depend upon the type of award. Changes to tax laws following the date of this proxy statement/prospectus/consent solicitation statement could alter the tax consequences described below.

Incentive Stock Options.  No taxable income is recognized by an optionee upon the grant or vesting of an ISO, and no taxable income is recognized at the time an ISO is exercised unless the optionee is subject to the alternative minimum tax. Ordinary federal income taxes are generally imposed only when the shares of common stock from exercised incentive stock options are disposed of, by sale or otherwise. The excess of the fair market value of the purchased shares on the exercise date over the exercise price paid for the shares is includable in alternative minimum taxable income.

If the optionee holds the purchased shares for more than one year after the date the ISO was exercised and more than two years after the ISO was granted (the “required ISO holding periods”), then the optionee will generally recognize long-term capital gain or loss upon disposition of such shares. The gain or loss will equal the difference between the amount realized upon the disposition of the shares and the exercise price paid for such shares. If the optionee disposes of the purchased shares before satisfying either of the required ISO holding periods, then the optionee will recognize ordinary income equal to the fair market value of the shares on the date the ISO was exercised over the exercise price paid for the shares (or, if less, the amount realized on a sale of such shares). Any additional gain will be a capital gain and will be treated as short-term or long-term capital gain depending on how long the shares were held by the optionee.

Nonstatutory Stock Options.  No taxable income is recognized by an optionee upon the grant or vesting of an NSO, provided the NSO does not have a readily ascertainable fair market value. If the NSO does not have a readily ascertainable fair market value, the optionee will generally recognize ordinary income in the year in which the option is exercised equal to the excess of the fair market value of the purchased shares on the exercise date over the exercise price paid for the shares. Thereafter, the tax basis for the acquired shares is equal to the amount paid for the shares plus the amount of ordinary income recognized by the recipient. If the optionee is an employee or former employee, the optionee will be required to satisfy the tax withholding requirements applicable to such income. Upon resale of the purchased shares, any subsequent appreciation or depreciation in the value of the shares will be treated as short-term or long-term capital gain or loss depending on how long the shares were held by the optionee.

Restricted Stock.  A participant who receives an award of restricted stock generally does not recognize taxable income at the time of the award. Instead, the participant recognizes ordinary income when the shares vest, subject to withholding if the participant is an employee or former employee. The amount of taxable income is equal to the fair market value of the shares on the vesting date(s) less the amount, if any, paid for the shares. Alternatively, a participant may make a one-time election to recognize income at the time the participant receives restricted stock in an amount equal to the fair market value of the restricted stock (less any amount paid for the shares) on the date of the award by making an election under Section 83(b) of the Code.

Restricted Stock Unit Awards.  In general, no taxable income results upon the grant of an RSU. The recipient will generally recognize ordinary income, subject to withholding if the recipient is an employee or former employee, equal to the fair market value of the shares that are delivered to the recipient upon settlement of the RSU. Upon resale of the shares acquired pursuant to an RSU, any subsequent appreciation or depreciation in the value of the shares will be treated as short-term or long-term capital gain or loss depending on how long the shares were held by the recipient.

Stock Appreciation Rights.  In general, no taxable income results upon the grant of a SAR. A participant will generally recognize ordinary income in the year of exercise equal to the value of the shares or other consideration received. In the case of a current or former employee, this amount is subject to withholding.

Section 409A.  The foregoing description assumes that Section 409A of the Code does not apply to an award. In general, options and stock appreciation rights are exempt from Section 409A if the exercise price per share is at least equal to the fair market value per share of the underlying stock at the time the option or stock appreciation right was granted. RSUs are subject to Section 409A unless they are settled within two and one half months after the end of the later of (a) the end of the Post-Closing Company’s fiscal year in which vesting occurs or (b) the end of the calendar year in which vesting occurs. Restricted stock awards are not generally subject to Section 409A. If an award is subject to Section 409A and the provisions for the exercise or settlement of that award do not comply with Section 409A, then the participant would be required to recognize ordinary income whenever a portion of the award vested (regardless of whether it had been exercised or settled). This amount would also be subject to a 20% U.S. federal tax in addition to the U.S. federal income tax at the participant’s usual marginal rate for ordinary income.

Tax Treatment of the Post-Closing Company.  The Post-Closing Company will generally be entitled to an income tax deduction at the time and to the extent a participant recognizes ordinary income as a result of an award granted under the Incentive Plan. However, Section 162(m) of the Code may limit the deductibility of certain awards granted under the Incentive Plan. Although the Incentive Plan Administrator considers the deductibility of compensation as one factor in determining executive compensation, the Incentive Plan Administrator retains the discretion to award and pay compensation that is not deductible as it believes that it is in the shareholders’ best interests to maintain flexibility in the approach to executive compensation and to structure a program that the Post-Closing Company considers to be the most effective in attracting, motivating and retaining key employees.

New Plan Benefits

Grants of awards under the Incentive Plan are subject to the discretion of the Post-Closing Company Board or a committee thereof. Therefore, it is not possible to determine the future benefits that will be received by these participants under the Incentive Plan.

Interests of Certain Persons in this Proposal

When you consider the recommendation of the AltC Board in favor of approval of the Incentive Plan, you should keep in mind that certain of AltC’s directors and officers have interests in the Incentive Plan that are different from, or in addition to, your interests as a stockholder, including, among other things, the existence of financial and personal interests. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of Certain AltC Persons in the Business Combination” for a further discussion.

Registration with the SEC

If the incentive plan proposal is approved and the Incentive Plan becomes effective, the Post-Closing Company intends to file a registration statement on Form S-8 registering the shares of Post-Closing Company Class A common stock reserved for issuance under the Incentive Plan as soon as reasonably practicable after the Post-Closing Company becomes eligible to use such form.

Vote Required

The approval of the Incentive Plan proposal will require the affirmative vote of a majority of the votes cast by holders of outstanding shares of AltC common stock represented at the special meeting by attendance via the virtual meeting website or by proxy and entitled to vote at the special meeting. Accordingly, if a valid quorum is established, an AltC stockholder’s failure to vote by proxy or to vote at the special meeting and broker non-votes with regard to the incentive plan proposal will have no effect on such proposal. Abstentions will be counted in connection with the determination of whether a valid quorum is outstanding, but will have no effect on the outcome of the incentive plan proposal.

Consummation of the business combination is conditioned on the approval of each of the business combination proposal, the charter proposal, the incentive plan proposal, the ESPP proposal, the director election proposal and the NYSE proposal. It is important for you to note that in the event that the business combination proposal, the charter proposal, the incentive plan proposal, the ESPP proposal, the director election proposal or the NYSE proposal do not receive the requisite vote for approval, we will not consummate the business combination and no approved proposal will have any effect.

Recommendation of the AltC Board

OF THOSE WHO VOTED, THE ALTC BOARD UNANIMOUSLY RECOMMENDS THAT ALTC STOCKHOLDERS VOTE “FOR” THE INCENTIVE PLAN PROPOSAL.

PROPOSAL NO. 5 — THE ESPP PROPOSAL

APPROVAL OF THE POST-CLOSING COMPANY’S 2023 EMPLOYEE STOCK PURCHASE PLAN

Overview

AltC stockholders are also being asked to approve and adopt the Oklo Inc. 2023 Employee Stock Purchase Plan (the “ESPP”) and the material terms thereof (the “ESPP proposal”), which was approved by the AltC Board on July 11, 2023. If the ESPP proposal is approved, the ESPP will become effective upon the Closing.

The purpose of the ESPP is, following the consummation of the business combination, to provide employees of the Post-Closing Company and its designated subsidiaries and affiliates (whether now existing or subsequently established) with the ability to acquire shares of Post-Closing Company Class A common stock at a discount to the market price and to pay for such purchases through payroll deductions or other approved contributions in accordance with the ESPP’s terms. The AltC Board believes that the ESPP will be important in helping to attract and retain employees of the Post-Closing Company.

The ESPP and the right of participants to make purchases thereunder, to the extent such participants are U.S. employees of the Post-Closing Company, is intended to meet the requirements of an employee stock purchase plan as defined in Section 423 of the Code. Stockholder approval of the ESPP is necessary in order to satisfy the requirements under Section 423 of the Code.

The following is a summary of the material terms of the ESPP and is qualified in its entirety by the full text of the ESPP, a copy of which is included as Annex G to this proxy statement/prospectus/consent solicitation statement. As of the AltC record date, the closing price per share of AltC Class A common stock on the NYSE was $      .

Summary of the Material Features of the ESPP

General.  The ESPP is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code; however, the ESPP also allows the Post-Closing Company to conduct offerings for non-U.S. employees that may, but need not qualify under Section 423 of the Code as described in the section entitled “— International Participation.” During regularly scheduled “offering periods” under the ESPP, participants will be able to request payroll deductions which will be applied periodically to purchase a number of shares of our common stock at a discount to the market price and in an amount determined in accordance with the ESPP’s terms.

Administration.  The ESPP will be administered by the Post-Closing Company Board or by one or more committees to which the Post-Closing Company Board delegates such administration (the “ESPP Administrator”). Subject to the terms of the ESPP, the ESPP Administrator will have the complete discretion to establish the terms and conditions of offering periods under the ESPP, to interpret the ESPP and to make all decisions related to the operation of the ESPP.

Share reserve.       shares of Post-Closing Company Class A common stock have been reserved for issuance under the ESPP, plus an annual increase in shares described below.

On the first day of each of our fiscal years during the term of the ESPP, beginning on January 1, 2024 and ending on (and including) January 1, 2043, the number of shares of Post-Closing Company Class A common stock that may be issued under the ESPP will increase by a number of shares equal to the lesser of (a)    % of the actually issued and outstanding shares on the last business day of the immediately preceding fiscal year, (b) such number of shares (including zero) that the ESPP Administrator determines for purposes of the annual increase for that fiscal year.

Shares issued under the ESPP may be authorized but unissued shares or treasury shares. As of the date hereof, no rights to purchase shares have been granted under the ESPP.

Eligibility and participation.  All employees (including officers and employee directors) who are employed by the Post-Closing Company or a designated subsidiary or, solely in the case of an offering period that is not intended to qualify under Section 423 of the Code, a designated affiliate (whether currently existing or subsequently established) are eligible to participate in the ESPP, resulting in approximately               eligible participants. The ESPP Administrator may exclude certain categories of employees from participating in any offering period to the extent permitted by Section 423 of the Code, including part-time employees, seasonal employees, employees who have not completed a minimum period of service with the company and/or highly compensated employees. No employee will be allowed to participate in the ESPP if their participation in the ESPP is prohibited by local law or if complying with local law would cause the ESPP or an offering period that is intended to qualify under Section 423 of the Code to violate the requirements of Section 423 of the Code. In the case of an offering period that is not intended to qualify under Section 423 of the Code, the ESPP Administrator may exclude any individual(s) from participation if the ESPP Administrator determines that the participation of such individual(s) is not advisable or practicable. Also, in accordance with Section 423 of the Code, no employee may be granted an option under the ESPP, if immediately after the grant such employee would own stock and/or hold outstanding options to purchase stock possessing 5% or more of the total combined voting power or value of all of the Post-Closing Company’s classes of stock or any parent or subsidiary of the Post-Closing Company.

The ESPP will permit an eligible employee to purchase Post-Closing Company Class A common stock through payroll deductions, which may not exceed 15% of the employee’s eligible compensation (or such lower limit as may be determined by the ESPP Administrator for an offering period). Employees will be able to withdraw their accumulated payroll deductions prior to the end of the offering period in accordance with the terms of the offering period. Participation in the ESPP will end automatically upon termination of employment. In the event of withdrawal or termination of participation in the ESPP, a participant’s accumulated payroll contributions will be refunded without interest.

Certain limitations on the number of shares that a participant may purchase apply. For example, an option granted to an employee may not permit them to purchase stock under the ESPP, which exceeds $25,000 in fair market value of such stock (determined as of the start of the applicable offering period) for each calendar year in which the option is outstanding. The ESPP Administrator may also establish one or more limits on the number of shares that may be purchased during any offering period and/or purchase period. Unless the ESPP Administrator provides otherwise with respect to an offering period, no participant may purchase more than              shares during any purchase period within an offering period.

International participation.  To provide the Post-Closing Company with greater flexibility in structuring its equity compensation programs for non-U.S. employees, the ESPP also permits the Post-Closing Company to grant employees of its non-U.S. subsidiaries and affiliates rights to purchase shares of Post-Closing Company Class A common stock pursuant to other offering periods and/or sub-plans adopted by the ESPP Administrator in order to achieve tax, securities law or other compliance objectives. While the ESPP is intended to be a qualified “employee stock purchase plan” within the meaning of Section 423 of the Code, any such international sub-plans or offerings may, but are not required to satisfy those U.S. tax code requirements and therefore may have terms that differ from the ESPP terms applicable in the United States.

Offering periods and purchase price.  The ESPP will be implemented through a series of offerings periods of up to 27 months, which may consist of one or more purchase periods. During each purchase period, payroll deductions will accumulate without interest. On the last trading day of the purchase period, accumulated payroll deductions will be used to purchase Post-Closing Company Class A common stock.

The purchase price for each offering period will be established by the ESPP Administrator and may not be less than 85% of the fair market value per share of Post-Closing Company Class A common stock on either the first day in an offering period or on the purchase date, whichever is less.

Changes in capital structure.  In the event that there is a specified type of change in the Post-Closing Company’s capital structure, such as a stock split, appropriate adjustments will be made to (a) the number and class of shares reserved under the ESPP and the maximum size of the annual increase in shares, (b) the individual participant share limitations described in the ESPP and (c) the purchase price per share and the number and class of stock covered by each outstanding option which has not yet been exercised.

Corporate reorganization.  In the event of certain corporate reorganizations, any offering period then in progress will terminate unless the ESPP is continued, assumed or substituted by the post-combination entity or its parent. In the event an offering period is terminated, a new purchase date will be set for such offering period prior the effective time of the reorganization and each outstanding purchase right will be exercised on such date.

Amendment and termination.  The ESPP Administrator will have the right to amend, suspend or terminate the ESPP at any time. Any increase in the aggregate number of shares of stock to be issued under the ESPP, except the automatic annual increases described above, is subject to stockholder approval. Any other amendment is subject to stockholder approval only to the extent required under applicable law or regulation. If not sooner terminated, the ESPP will terminate on the twentieth anniversary of the date AltC’s Board adopted the ESPP.

Certain Federal Income Tax Consequences of Participating in the ESPP

The following is a brief summary of the general U.S. federal income tax consequences of participation in the ESPP as of the date of this proxy statement/prospectus/consent solicitation statement. This summary is not complete and does not discuss the tax consequences of a participant’s death or the income tax laws of any state or foreign country in which the participant may reside. Tax consequences for any particular individual may be different. Therefore, no one should rely on this summary for individual tax compliance, planning or decisions. Participants in the ESPP should consult their own professional tax advisors concerning tax aspects of awards under the ESPP.

As described above, the ESPP has a domestic component intended to qualify under Section 423 of the Code and an international component not intended to so qualify. The tax consequences for a U.S. taxpayer will depend on whether he or she participates in the domestic component or the international component. Further, changes to tax laws following the date of this proxy statement/prospectus/consent solicitation statement could alter the tax consequences described below.

U.S. Component

Payroll deductions under the ESPP are made on an after-tax basis (i.e., contributions to the ESPP do not reduce a participant’s taxable income).

The ESPP, and the right of U.S. participants to make purchases thereunder, is intended to qualify for favorable federal income tax treatment associated with rights granted under an “employee stock purchase plan” that qualifies under provisions of Section 423 of the Code. As a result, participants in the ESPP will generally not recognize taxable income until they sell or otherwise dispose of the shares purchased under the ESPP. The amount of taxable income a participant will recognize in connection with the sale or other disposition of shares purchased under the ESPP will depend on how long the shares were held. If the shares were held at least two years from the start of the offering period in which the shares were purchased and one year from the date the shares were purchased, then the amount of ordinary income recognized will be equal to the lesser of (a) the excess of the fair market value of the shares on the date of disposition over the purchase price paid for the shares or (b) the excess of the fair market value of the shares at the start of the offering period in which the shares were acquired over the purchase price. Any additional gain will be long-term capital gain. If a sale or other disposition occurs before satisfying one or both holding periods, then the participant will recognize ordinary income equal to the excess of the fair market value of the shares on the purchase date over the purchase price paid for the shares. Any additional gain or loss recognized upon disposition of the shares will be a capital gain or loss, which will be long-term if the shares were held at least one year. Under current law, no withholding applies to transactions under the ESPP.

International Component

Rights granted under the international component are not intended to qualify for favorable U.S. federal income tax treatment associated with rights granted under an employee stock purchase plan which qualifies under the provisions of Section 423 of the Code. With respect to any participant who is subject to U.S. federal income tax with respect to participation under this component, he or she will have compensation income equal to the value of Post-Closing Company Class A common stock on the day he or she purchases Post-Closing Company Class A common stock, less the purchase price, and will be subject to withholding for income, Medicare and social security taxes, as applicable, on such amount. When a participant sells Post-Closing Company Class A common stock purchased under the ESPP, he or she also will have a capital gain or loss equal to the difference between the sales proceeds and the value of Post-Closing Company Class A common stock on the day he or she purchased the stock. Any capital gain or loss will be short-term or long-term, depending on how long the stock has been held.

Tax Consequences to the Post-Closing Company

There are no federal income tax consequences to the Post-Closing Company by reason of the grant or exercise of rights under the ESPP. The Post-Closing Company is generally entitled to a deduction to the extent amounts are taxed as ordinary income to a participant in connection with a sale or disposition of shares prior to satisfaction of the holding periods described above.

New Plan Benefits

Benefits to be received under the ESPP are not determinable since they depend on terms to be established by the Post-Closing Company and discretionary participant elections whether and to what extent to participate in the ESPP.

Interests of Certain Persons in this Proposal

When you consider the recommendation of the AltC Board in favor of approval of the ESPP, you should keep in mind that certain of AltC’s directors and officers have interests in the ESPP that are different from, or in addition to, your interests as a stockholder, including, among other things, the existence of financial and personal interests. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of Certain AltC Persons in the Business Combination” for a further discussion.

Registration with the SEC

If the ESPP proposal is approved, the Post-Closing Company intends to file a registration statement on Form S-8 registering the shares of Post-Closing Company Class A common stock reserved for issuance under the ESPP as soon as reasonably practicable after the Post-Closing Company becomes eligible to use such form.

Vote Required

The approval of the ESPP proposal will require the affirmative vote of a majority of the votes cast by holders of outstanding shares of AltC common stock represented at the special meeting by attendance via the virtual meeting website or by proxy and entitled to vote at the special meeting. Accordingly, if a valid quorum is established, an AltC stockholder’s failure to vote by proxy or to vote at the special meeting and broker non-votes with regard to the ESPP proposal will have no effect on such proposal. Abstentions will be counted in connection with the determination of whether a valid quorum is outstanding, but will have no effect on the outcome of the ESPP proposal.

Consummation of the business combination is conditioned on the approval of each of the business combination proposal, the charter proposal, the incentive plan proposal, the ESPP proposal, the director election proposal and the NYSE proposal. It is important for you to note that in the event that the business combination proposal, the charter proposal, the incentive plan proposal, the ESPP proposal, the director election proposal or the NYSE proposal do not receive the requisite vote for approval, we will not consummate the business combination and no approved proposal will have any effect.

Recommendation of the AltC Board

OF THOSE WHO VOTED, THE ALTC BOARD UNANIMOUSLY RECOMMENDS THAT ALTC STOCKHOLDERS VOTE “FOR” THE ESPP PROPOSAL.

PROPOSAL NO. 6 — THE DIRECTOR ELECTION PROPOSAL

Overview

Assuming the business combination proposal, the NYSE proposal, the incentive plan proposal, the ESPP proposal and the charter proposal are approved at the special meeting, we are requesting that AltC stockholders approve and adopt a proposal to elect seven directors to the Post-Closing Company Board, effective immediately upon the Closing of the business combination, with each Class I director having a term that expires at the annual meeting of the Post-Closing Company’s stockholders in 2024, each Class II director having a term that expires at the annual meeting of the Post-Closing Company’s stockholders in 2025 and each Class III director having a term that expires at the annual meeting of the Post-Closing Company’s stockholders in 2026, or in each case until their respective successor is duly elected and qualified, or until their earlier resignation, removal or death.

We are proposing      ,         and              to serve as the Class I directors,                and               to serve as the Class II directors and               and               to serve as the Class III directors.

For more information on the experience of Jacob DeWitte, Sam Altman, Caroline Cochran,                ,               ,               and               , please see the section entitled “Management After the Business Combination.”

Vote Required

If a quorum is present, directors are elected by a plurality of the votes cast, in person or by proxy. This means that the seven nominees who receive the most affirmative votes will be elected. You may vote either “FOR” all the nominees, “FOR” any one of the nominees, “WITHHOLD” your vote from all the nominees or “WITHHOLD” your vote from any one of the nominees.

Votes marked “FOR” a nominee will be counted in favor of that nominee. Proxies will have full discretion to cast votes for other persons in the event that any nominee is unable to serve.

Accordingly, if a valid quorum is established, an AltC stockholder’s failure to vote by proxy or to vote at the special meeting, withheld votes and broker non-votes with regard to a director nominee named in the director election proposal will have no effect on such proposal. Abstentions will be counted in connection with the determination of whether a valid quorum is established, but will have no effect on the outcome of the director election proposal.

Consummation of the business combination is conditioned on the approval of each of the business combination proposal, the charter proposal, the incentive plan proposal, the ESPP proposal, the director election proposal and the NYSE proposal. It is important for you to note that in the event that the business combination proposal, the charter proposal, the incentive plan proposal, the ESPP proposal, the director election proposal or the NYSE proposal do not receive the requisite vote for approval, we will not consummate the business combination and no approved proposal will have any effect.

Recommendation of the AltC Board

OF THOSE WHO VOTED, THE ALTC BOARD UNANIMOUSLY RECOMMENDS THAT ALTC STOCKHOLDERS VOTE “FOR” THE ELECTION OF EACH OF THE SEVEN DIRECTOR NOMINEES TO THE BOARD OF DIRECTORS.

PROPOSAL NO. 7 — THE NYSE PROPOSAL

Overview

AltC stockholders are also being asked to approve, for purposes of complying with the applicable provisions of Section 312.03 of the NYSE’s Listed Company Manual, the issuance of shares of AltC Class A common stock and, following the consummation of the business combination, Post-Closing Company Class A common stock, in each case in connection with the business combination (the “NYSE proposal”).

Assuming the business combination is consummated, the Merger Consideration to be paid to Oklo stockholders in connection with the Merger will consist of approximately 78,223,495 shares of AltC Class A common stock, pursuant to the terms of the Merger Agreement. It is also anticipated that AltC will reserve for issuance up to 7,007,456 shares of Post-Closing Company Class A common stock in respect of the Oklo options assumed pursuant to the terms of the Merger Agreement. Such reserved shares are not included in the 92,832,673 shares registered in this registration statement and are not subject to registration rights. In addition, Eligible Oklo Equityholders can earn up to 15,000,000 Earnout Shares if all three Earnout Triggering Events occur prior to the expiration of the Earnout Period.

In connection with the Sponsor Commitment, AltC has agreed pursuant to the terms of the Sponsor Agreement to issue and sell to the Sponsor up to 5,000,000 shares of AltC Class A common stock in a private placement.

As contemplated by the incentive plan proposal and the ESPP proposal, we intend to reserve approximately      million shares of Post-Closing Company Class A common stock for future grants of awards under the Incentive Plan and purchase under the ESPP. For more information on the incentive plan proposal and the ESPP proposal, please see the sections entitled “Proposal No. 4 — The Incentive Plan Proposal” and “Proposal No. 5 — The ESPP Proposal.”

Prior to Closing, AltC may issue the Working Capital Loans in the principal amount of up to $1,500,000 to the Sponsor. The Working Capital Loans will bear no interest and would be repayable in full upon the Closing. The Sponsor would have the option to convert any unpaid balance of the Working Capital Loans into shares of AltC Class A common stock at a price per share of $10.00. Such shares would be identical to the AltC private placement shares issued to the Sponsor in the private placement that closed simultaneously with the AltC IPO. As of the date of this proxy statement/prospectus/consent solicitation statement, AltC does not have any Working Capital Loans outstanding.

For further information, please see the full text of the Merger Agreement, which is attached as Annex A hereto. A copy of the Sponsor Agreement, the form of the Incentive Plan and the form of ESPP are attached as Annex E, Annex F and Annex G hereto, respectively. The discussion herein is qualified in its entirety by reference to such documents.

Why AltC Needs Stockholder Approval

We are seeking AltC stockholder approval in order to comply with Section 312.03 of the NYSE’s Listed Company Manual in connection with the issuance of shares of AltC Class A common stock and, following the consummation of the business combination, Post-Closing Company Class A common stock, as described above. Under Section 312.03 of the NYSE’s Listed Company Manual, stockholder approval is required prior to the issuance of shares of common stock in certain circumstances, including if the shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20% of the number or voting power of shares of common stock outstanding before the issuance. In connection with the consummation of the business combination, we will issue a number of shares of Post-Closing Company Class A common stock equal to or in excess of 20% of the number of shares and voting power of AltC common stock outstanding before such issuance.

Under Section 312.03 of the NYSE’s Listed Company Manual, stockholder approval is also required prior to the issuance of shares if such issuance is to a Related Party (as defined in Section 312.03 of the NYSE’s Listed Company Manual) and the number of shares of common stock to be issued exceeds one percent of the number or voting power of shares of common stock outstanding before the issuance, unless the transaction is a cash sale for a price per share that is at least the Minimum Price (as defined in Section 312.04 of the NYSE’s Listed Company Manual).

The Sponsor beneficially owns 1,450,000 shares of AltC Class A common stock and 12,500,000 AltC founder shares. Due to such ownership, the Sponsor may be considered a Related Party of AltC. In connection with the Sponsor Commitment, the Sponsor has agreed to purchase up to 5,000,000 shares of AltC Class A common stock, which shares, if issued, represent more than one percent of the shares of AltC common stock outstanding before such issuance. Mr. Altman is AltC’s Chief Executive Officer, a member of the AltC Board and has an economic interest in 6,035,600 AltC founder shares and 700,100 AltC private placement shares through his ownership of a membership interest in the Sponsor (but does not beneficially own any shares of AltC capital stock). As a result, Mr. Altman may be considered a Related Party of AltC. Mr. Altman beneficially owns the shares of Oklo capital stock held by Hydrazine Capital II L.P. (“Hydrazine Capital II”) and based on an assumed Exchange Ratio of 6.340, Hydrazine Capital II is expected to receive 3,295,900 shares of AltC Class A common stock at Closing, which represents more than one percent of the number of shares and voting power of AltC common stock outstanding before such issuance. In addition, Mr. Altman has an economic interest in the shares of Oklo capital stock held by Y Combinator S2014, LLC, YC Holdings II, LLC and YCVC Fund I, LP (collectively, the “Y Combinator Funds”) and based on an assumed Exchange Ratio of 6.340, the Y Combinator Funds are expected to receive 4,196,554 shares of AltC Class A common stock at Closing, which represents more than one percent of the number of voting shares and voting power of AltC common stock outstanding before such issuance. As existing Oklo stockholders, Hydrazine Capital II and the Y Combinator Funds could also be issued Earnout Shares during the Earnout Period. Accordingly, in connection with the consummation of the business combination, we may issue to one or more Related Parties a number of shares of common stock that will exceed one percent of the number or voting power of shares of AltC common stock outstanding before such issuance.

Moreover, under Section 312.03 of the NYSE’s Listed Company Manual, stockholder approval is required prior to the issuance of shares where a Related Party has a five percent or greater interest (or such persons collectively have a ten percent or greater interest), directly or indirectly, in the company or assets to be acquired or in the consideration to be paid in the transaction or series of related transactions and the present or potential issuance of shares could result in an issuance that exceeds either five percent of the number of shares or voting power outstanding before the issuance. As noted above, Mr. Altman may be considered a Related Party of AltC. Based on his beneficial ownership over the Oklo capital stock owned by Hydrazine Capital and his economic interest in the Oklo capital stock owned by the Y Combinator Funds, Mr. Altman may be deemed to have a five percent or greater interest in Oklo or the shares of Post-Closing Company Class A common stock to be issued to the former Oklo securityholders in connection with the business combination. Accordingly, given that a number of shares of AltC common stock in excess of 5% of the number of shares and voting power of AltC common stock outstanding before such issuance will be issued in connection with the consummation of the business combination, stockholder approval may be required under this provision of the NYSE’s Listed Company Manual.

For the reasons described above, we are seeking the approval of AltC stockholders for the issuance of shares of AltC Class A common stock and, following the consummation of the business combination, Post-Closing Company Class A common stock, in each case in connection with the business combination.

Vote Required

The approval of the NYSE proposal will require the affirmative vote of a majority of the votes cast by holders of outstanding shares of AltC common stock represented at the special meeting by attendance via the virtual meeting website or by proxy and entitled to vote at the special meeting. Accordingly, if a valid quorum is established, an AltC stockholder’s failure to vote by proxy or to vote at the special meeting and broker non-votes with regard to the NYSE proposal will have no effect on such proposal. Abstentions will be counted in connection with the determination of whether a valid quorum is outstanding, but will have no effect on the outcome of the NYSE proposal.

Consummation of the business combination is conditioned on the approval of each of the business combination proposal, the charter proposal, the incentive plan proposal, the ESPP proposal, the director election proposal and the NYSE proposal. It is important for you to note that in the event that the business combination proposal, the charter proposal, the incentive plan proposal, the ESPP proposal, the director election proposal or the NYSE proposal do not receive the requisite vote for approval, we will not consummate the business combination and no approved proposal will have any effect.

Recommendation of the AltC Board

OF THOSE WHO VOTED, THE ALTC BOARD UNANIMOUSLY RECOMMENDS THAT ALTC STOCKHOLDERS VOTE “FOR” THE NYSE PROPOSAL.

PROPOSAL NO. 8 — THE ADJOURNMENT PROPOSAL

Overview

AltC stockholders are also being asked to approve a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the business combination proposal, the charter proposal, the governance proposal, the incentive plan proposal, the ESPP proposal, the director election proposal or the NYSE proposal (the “adjournment proposal”).

In no event will AltC solicit proxies to adjourn the special meeting or consummate the business combination beyond the date by which it may properly do so under AltC’s current certificate of incorporation and Delaware law. The purpose of the adjournment proposal is to provide more time for the Sponsor, AltC and/or their respective affiliates to make purchases of AltC public shares or other arrangements that would increase the likelihood of obtaining a favorable vote on such proposal and to meet the requirements that are necessary to consummate the business combination. In addition, AltC’s current bylaws permit the chair of the special meeting to adjourn the special meeting, whether or not there is a quorum, to a later date, time and place. Notice of such adjournment need not be given if the date, time and place (or means of remote communication, if any) of the adjourned meeting are announced at the special meeting. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of Certain AltC Persons in the Business Combination.”

In addition to an adjournment of the special meeting upon approval of the adjournment proposal, the AltC Board is empowered under Delaware law to postpone the meeting at any time prior to the special meeting being called to order. In such event, AltC will issue a press release and take such other steps as it believes are necessary and practical in the circumstances to inform its stockholders of the postponement.

Consequences if the Adjournment Proposal is Not Approved

If an adjournment proposal is presented at the special meeting and is not approved by AltC stockholders, the AltC Board may not be able to adjourn the special meeting to a later date. In such event, the business combination would not be completed.

Vote Required

The approval of the adjournment proposal will require the affirmative vote of a majority of the votes cast by holders of outstanding shares of AltC common stock represented at the special meeting by attendance via the virtual meeting website or by proxy and entitled to vote at the special meeting. Adoption of the adjournment proposal is not conditioned upon the adoption of any of the other proposals. Accordingly, if a valid quorum is established, an AltC stockholder’s failure to vote by proxy or to vote at the special meeting and broker non-votes with regard to the adjournment proposal will have no effect on such proposal. Abstentions will be counted in connection with the determination of whether a valid quorum is established, but will have no effect on the outcome of the adjournment proposal.

Recommendation of the AltC Board

OF THOSE WHO VOTED, THE ALTC BOARD UNANIMOUSLY RECOMMENDS THAT ALTC STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

OTHER INFORMATION RELATED TO ALTC

Introduction

AltC was incorporated on February 1, 2021 for the purpose of effecting a merger, stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. AltC’s efforts to identify a prospective target business were not limited to any particular industry or geographic region. Prior to executing the Merger Agreement, AltC’s efforts were limited to organizational activities, completion of the AltC IPO and the evaluation of initial business combination candidates.

Initial Public Offering and Simultaneous Private Placement

On July 12, 2021, AltC consummated its initial public offering of 50,000,000 shares of AltC Class A common stock, including 5,000,000 shares under the underwriters’ over-allotment option. The shares of AltC Class A common stock were sold at an offering price of $10.00 per share, generating gross proceeds of $500,000,000. Simultaneously with the consummation of the AltC IPO, AltC consummated the private placement of 1,450,000 shares of AltC Class A common stock at a price of $10.00 per share, generating total proceeds of $14,500,000. Transaction costs amounted to $26,652,125 consisting of $8,580,000 of underwriting fees, which is net of $1,420,000 reimbursed fees from the underwriters, $17,500,000 of deferred underwriting fees (since the consummation of the AltC IPO, underwriters representing $10,500,000 of deferred underwriting fees have waived their rights to the deferred underwriting fees, resulting in $7,000,000 deferred underwriting fees remaining outstanding) and $572,125 of other offering costs.

Following the consummation of the AltC IPO, $500,000,000 was deposited into a U.S.-based trust account (the “trust account”) with Continental Stock Transfer & Trust Company acting as trustee (the “trustee”). Except as described in the prospectus for the AltC IPO, these proceeds will not be released until the earlier of the completion of an initial business combination and AltC’s redemption of 100% of the outstanding AltC public shares upon its failure to consummate an initial business combination within the completion window.

Fair Market Value of Target Business

The target business or businesses that AltC acquires must collectively have a fair market value equal to at least 80% of the balance of the funds in the trust account (net of amounts withdrawn to fund certain working capital requirements and/or to pay our taxes and excluding the deferred underwriting fees from the AltC IPO held in the trust account) at the time of the execution of a definitive agreement for an initial business combination, although AltC may acquire a target business whose fair market value significantly exceeds 80% of the trust account balance. The AltC Board determined that this test was met in connection with the business combination, as described in the section entitled “Proposal No. 1 — The Business Combination Proposal — Satisfaction of the 80% Test.”

Stockholder Approval of an Initial Business Combination

Under AltC’s current certificate of incorporation, in connection with any proposed initial business combination, AltC must seek stockholder approval of such initial business combination at a meeting called for such purpose at which AltC public stockholders may seek to redeem their AltC public shares for cash, regardless of whether they vote “for” or “against” the proposed initial business combination, subject to the limitations described in the prospectus for the AltC IPO. Accordingly, in connection with the business combination, AltC public stockholders may seek to redeem their AltC public shares for cash in accordance with the procedures set forth in this proxy statement/prospectus/consent solicitation statement.

Voting Restrictions in Connection with Stockholder Meeting

Pursuant to the terms of the Sponsor Agreement, the Sponsor and the Insiders have each agreed to vote their shares of AltC common stock, including any AltC founder shares and AltC private placement shares held by them as of the AltC record date, in favor of the business combination proposal and the other proposals described in this proxy statement/prospectus/consent solicitation statement.

At any time prior to the special meeting, during a period when they are not then aware of any material nonpublic information regarding AltC or its securities, the Sponsor, Oklo and/or their respective affiliates may purchase shares from institutional and other investors that vote, or indicate an intention to vote, against the business combination proposal, or execute agreements to purchase such shares from them in the future, or they may enter into transactions with such persons and others to provide them with incentives to acquire shares of AltC common stock, not redeem their shares of AltC common stock in connection with the business combination or vote their shares in favor of the business combination proposal. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements for the business combination to be approved if it appears that such requirements would otherwise not be met.

Redemption of AltC Public Shares and Liquidation if No Initial Business Combination

AltC’s current certificate of incorporation provides that we have until July 12, 2024 (or such earlier date as determined by the AltC Board) to complete our initial business combination. If we are unable to complete our initial business combination within such period, we will: (1) cease all operations except for the purpose of winding up; (2) as promptly as reasonably possible but not more than ten business days thereafter, redeem AltC public shares, at a per share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (net of permitted withdrawals and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish AltC public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law; and (3) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and the AltC Board, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

The Sponsor and each of our officers and directors have entered into the Sponsor Agreement, pursuant to which they have each waived their rights to liquidating distributions from the trust account with respect to any AltC founder shares held by them if we fail to complete our initial business combination within the completion window. However, if our Sponsor or any of our officers and directors acquires AltC public shares after the AltC IPO, it will be entitled to liquidating distributions from the trust account with respect to such AltC public shares if we fail to complete our initial business combination within the completion window.

Our Sponsor, officers and directors have agreed, pursuant to the Sponsor Agreement, that they will not propose any amendment to AltC’s current certificate of incorporation to modify the substance or timing of our obligation to provide for the redemption of our public shares in connection with an initial business combination or to redeem 100% of the AltC public shares if we do not complete our initial business combination within the completion window, unless we provide our public stockholders with the opportunity to redeem their AltC public shares upon approval of any such amendment at a per share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (net of permitted withdrawals), divided by the number of then outstanding AltC public shares. However, we may not redeem AltC public shares in an amount that would cause our net tangible assets, after payment of the deferred underwriting fees, to be less than $5,000,001 (so that we do not then become subject to the SEC’s “penny stock” rules) or any greater net tangible asset or cash requirement which may be contained in the agreement related to our initial business combination.

We expect that all costs and expenses associated with implementing our plan of dissolution, as well as payments to any creditors, will be funded from amounts held outside the trust account, although we cannot assure you that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing our plan of dissolution, to the extent that there is any interest accrued in the trust account not required to pay taxes or make other permitted withdrawals, we may request the trustee to release to us an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.

If we were to expend all of the net proceeds of the AltC IPO and the sale of the AltC private placement shares, other than the proceeds deposited in the trust account, and without taking into account interest, if any, earned on the trust account and any permitted withdrawals or expenses for the dissolution of the trust, the per share redemption amount received by public stockholders upon our dissolution would be $10.00. Please see “Risk Factors —  We cannot assure you that we will be able to complete the Transactions or another initial business combination by July 12, 2024 (or such earlier date as determined by the AltC Board), in which case AltC will cease all operations except for the purpose of winding up and we would redeem our public shares and liquidate, in which case AltC’s public stockholders would only receive approximately $10.00 per share, or less than such amount in certain circumstances” and other risk factors included herein. The proceeds deposited in the trust account could, however, become subject to the claims of our creditors which would have higher priority than the claims of our public stockholders. We cannot assure you that the actual per share redemption amount received by stockholders will not be substantially less than $10.00. Under Section 281(b) of the DGCL, our plan of dissolution must provide for all claims against us to be paid in full or make provision for payments to be made in full, as applicable, if there are sufficient assets. These claims must be paid or provided for before we make any distribution of our remaining assets to our stockholders. While we intend to pay such amounts, if any, we cannot assure you that we will have funds sufficient to pay or provide for all creditors’ claims.

Although we seek to have all vendors, service providers (other than our independent registered public accounting firm), prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public stockholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the trust account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against our assets, including the funds held in the trust account. If any third party refuses to execute an agreement waiving such claims to the monies held in the trust account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative. Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where we are unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the trust account for any reason. In order to protect the amounts held in the trust account, our Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party (other than our independent registered public accounting firm) for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amount of funds in the trust account to below (1) $10.00 per public share in the aggregate or (2) the actual amount per AltC public share held in the trust account, if less than $10.00 per share due to reductions in the value of the trust assets, in each case net of permitted withdrawals, except as to any claims by a third party that executed a waiver of any and all rights to the monies held in the trust account (whether any such waiver is enforceable) and except as to any claims under our indemnity of the underwriters of the AltC IPO certain liabilities, including liabilities under the Securities Act. We have not independently verified whether our Sponsor has sufficient funds to satisfy its indemnity obligations and believe that our Sponsor’s only assets are securities of our company and, therefore, our Sponsor may not be able to satisfy those obligations. We have not asked our Sponsor to reserve for such obligations. Therefore, we cannot assure you that our Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the trust account, the funds available for our initial business combination and redemptions could be reduced to less than $10.00 per AltC public share. In such event, we may not be able to complete our initial business combination, and you would receive such lesser amount per share in connection with any redemption of your AltC public shares. None of our officers will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

In the event that the proceeds in the trust account are reduced below: (1) $10.00 per AltC public share in the aggregate or (2) the actual amount per public share held in the trust account, if less than $10.00 per AltC public share due to reductions in the value of the trust assets, in each case net of permitted withdrawals, and our Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against our Sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against our Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment may choose not to do so in certain instances. For example, the cost of such legal action may be deemed by the independent directors to be too high relative to the amount recoverable or the independent directors may determine that a favorable outcome is not likely. Accordingly, we cannot assure you that due to claims of creditors the actual value of the per share redemption price will not be substantially less than $10.00 per AltC public share. Please see “Risk Factors — We cannot assure you that we will be able to complete the Transactions or another initial business combination by July 12, 2024 (or such earlier date as determined by the AltC Board), in which case AltC will cease all operations except for the purpose of winding up and we would redeem our public shares and liquidate, in which case AltC’s public stockholders would only receive approximately $10.00 per share, or less than such amount in certain circumstances” and other risk factors included herein.

We will seek to reduce the possibility that our Sponsor will have to indemnify the trust account due to claims of creditors by endeavoring to have all vendors, service providers (other than our independent registered public accounting firm), prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the trust account. Our Sponsor will also not be liable as to any claims under our indemnity of the underwriters of the AltC IPO against certain liabilities, including liabilities under the Securities Act. As of October 31, 2023, we had access to approximately $302,811,061 in the trust account with which to pay any such potential claims (including costs and expenses incurred in connection with our liquidation, currently estimated to be no more than approximately $100,000). In the event that we liquidate and it is subsequently determined that the reserve for claims and liabilities is insufficient, stockholders who received funds from our trust account could be liable for claims made by creditors.

Under the DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The pro rata portion of our trust account distributed to our public stockholders upon the redemption of our public shares in the event we do not complete our initial business combination within the completion window may be considered a liquidating distribution under Delaware law. If the corporation complies with certain procedures set forth in Section 280 of the DGCL intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution.

Furthermore, if the pro rata portion of our trust account distributed to our public stockholders upon the redemption of AltC public shares in the event we do not complete our initial business combination within the completion window, is not considered a liquidating distribution under Delaware law and such redemption distribution is deemed to be unlawful, then pursuant to Section 174 of the DGCL, the statute of limitations for claims of creditors could then be six years after the unlawful redemption distribution, instead of three years, as in the case of a liquidating distribution. If we are unable to complete our initial business combination within the completion window, we will: (1) cease all operations except for the purpose of winding up; (2) as promptly as reasonably possible but not more than ten business days thereafter, redeem the AltC public shares, at a per share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (net of permitted withdrawals and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding AltC public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law; and (3) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and the AltC Board, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. Accordingly, it is our intention to redeem AltC public shares as soon as reasonably possible following the expiration of the completion window and, therefore, we do not intend to comply with those procedures. As such, our stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of our stockholders may extend well beyond the third anniversary of such date.

Because we will not be complying with Section 280 of the DGCL, Section 281(b) of the DGCL requires us to adopt a plan, based on facts known to us at such time that will provide for our payment of all existing and pending claims or claims that may be potentially brought against us within the subsequent ten years. However, because we are a blank check company, rather than an operating company, and our operations are limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from our vendors (such as lawyers, investment bankers, etc.) or prospective target businesses. As described above, pursuant to the obligation contained in the Underwriting Agreement, we seek to have all vendors, service providers (other than our independent registered public accounting firm), prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account. As a result of this obligation, the claims that could be made against us are significantly limited and the likelihood that any claim that would result in any liability extending to the trust account is remote.

Further, our Sponsor may be liable only to the extent necessary to ensure that the amounts in the trust account are not reduced below: (1) $10.00 per AltC public share; or (2) the actual amount per AltC public share held in the trust account as of the date of the liquidation of the trust account, if less than $10.00 per share due to reductions in value of the trust assets, in each case net of permitted withdrawals and will not be liable as to any claims under our indemnity of the underwriters of the AltC IPO against certain liabilities, including liabilities under the Securities Act.

If we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any bankruptcy claims deplete the trust account, we cannot assure you we will be able to return $10.00 per share to our public stockholders. Additionally, if we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover some or all amounts received by our stockholders. Furthermore, our board may be viewed as having breached its fiduciary duty to our creditors and/or may have acted in bad faith, and thereby exposing itself and our company to claims of punitive damages, by paying public stockholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

Our public stockholders will be entitled to receive funds from the trust account only in the event of the redemption of AltC public shares if we do not complete our initial business combination within the completion window, if they redeem their respective shares for cash in connection with a stockholder vote to amend AltC’s current certificate of incorporation to modify the substance and timing of our obligation to redeem 100% of the AltC public shares or if they redeem their respective shares for cash upon the completion of the initial business combination. In no other circumstances will a stockholder have any right or interest of any kind to or in the trust account. A stockholder’s voting in connection with our initial business combination alone will not result in a stockholder’s redeeming its shares to us for an applicable pro rata share of the trust account. Such stockholder must have also exercised its redemption rights described above.

Facilities

AltC currently maintains its executive offices at 640 Fifth Avenue, 12th Floor, New York, NY 10019. The cost for this space is included in the $30,000 per-month aggregate fee an affiliate of the Sponsor charges AltC for office space, administrative and support services pursuant to an administrative services agreement between AltC and such affiliate of the Sponsor. AltC believes, based on rents and fees for similar services in the relevant areas, that the fee charged by such affiliate of the Sponsor is at least as favorable as AltC could have obtained from an unaffiliated person. AltC considers its current office space, combined with the other office space otherwise available to its executive officers, adequate for its current operations. Upon completion of an initial business combination, AltC will cease paying these monthly fees.

Upon consummation of the business combination, the principal executive offices of AltC will be those of Oklo, at which time nothing more will be paid to such affiliate of the Sponsor.

Employees

AltC has two executive officers. These individuals are not obligated to devote any specific number of hours to AltC’s matters and intend to devote only as much time as they deem necessary to its affairs. AltC does not intend to have any full time employees prior to the consummation of an initial business combination.

Management, Directors and Executive Officers

AltC’s directors and executive officers are as follows:

Name	Age	Title
Sam Altman	38	Chief Executive Officer and Director
Michael Klein	60	Chairman of the Board of Directors
Jay Taragin	57	Chief Financial Officer
Frances Frei	60	Director
Allison Green	38	Director
Peter Lattman	52	Director
John L. Thornton	69	Director

Sam Altman has served as AltC’s Chief Executive Officer and a director on the AltC Board since July 2021. Mr. Altman is also the co-founder and Chief Executive Officer of OpenAI since March 2019. Prior to joining OpenAI, Mr. Altman served as President of Y Combinator from February 2014 until March 2019. Mr. Altman currently serves as the Chairman of the board of directors of Y Combinator, Helion Energy, Inc. and Oklo, and he serves on the board of directors of Expedia Group, Inc., Reddit, Inc., Bridgetown Holdings Ltd. and Bridgetown 2 Holdings Ltd. Mr. Altman was selected to serve on the AltC Board due to his service as AltC’s Chief Executive Officer as well as his extensive technology industry experience.

Michael Klein has been the Chairman of the AltC Board since February 2021 and previously served as Chief Executive Officer and President from February 2021 until the pricing of the AltC IPO. Mr. Klein is also the Chief Executive Officer, President and Chairman of the Board of Directors of Churchill Capital Corp V, a blank check company whose sponsor is an affiliate of MKA, Chief

Executive Officer, President and Chairman of the Board of Directors of Churchill Capital Corp VI, a blank check company whose sponsor is an affiliate of MKA and Chief Executive Officer, President and Chairman of the Board of Directors of Churchill Capital Corp VII, a blank check company whose sponsor is an affiliate of MKA. Mr. Klein served as a Director of Credit Suisse Group AG and Credit Suisse AG from April 2018 to October 2022. Mr. Klein was the co-founder and Chairman of Churchill Capital Corp, a blank check company formed in 2018. Churchill Capital Corp merged with Clarivate Analytics in May 2019. Mr. Klein served as a member of the board of directors of Clarivate Plc from May 2019 until October 2020. Mr. Klein was the founder, Chief Executive Officer, President and Chairman of the Board of Directors of Churchill Capital Corp II, a blank check company formed in 2019. Churchill Capital Corp II merged with Skillsoft Corp. in June 2021, and Mr. Klein currently serves on the board of directors of Skillsoft Corp. Mr. Klein was also the founder, Chief Executive Officer, President and Chairman of the Board of Directors of Churchill Capital Corp III, a blank check company formed in 2019. Churchill Capital Corp III merged with MultiPlan, Inc. in October 2020, and Mr. Klein currently serves on the board of directors of MultiPlan, Inc. Mr. Klein was also the founder, Chief Executive Officer, President and Chairman of the Board of Directors of Churchill Capital Corp IV, a blank check company formed in 2020. Churchill Capital Corp IV merged with Lucid Group, Inc. in July 2021.

Mr. Klein is the founder and managing partner of M. Klein and Company, LLC (“MKC”), which he founded in 2012. MKC is a global strategic advisory firm that provides its clients a variety of advice tailored to their objectives. Mr. Klein is a strategic advisor to global companies, boards of directors, senior executives, governments and institutional investors. Mr. Klein’s background in strategic advisory work was built during his 30-year career, including more than two decades at Citi and its predecessors, during which he initiated and executed strategic advisory transactions. He began his career as an investment banker in the M&A Advisory Group at Salomon Smith Barney and subsequently became Chairman and Co-Chief Executive Officer of Citi Markets and Banking, with responsibilities for global corporate and investment banking and Global Transaction Services across Citi. Mr. Klein is a graduate of The Wharton School of the University of Pennsylvania, where he earned his Bachelors of Science in Economics with concentrations in finance and accounting. Mr. Klein was selected to serve on the AltC Board due to his significant investment banking and advisory experience.

Jay Taragin has served as AltC’s Chief Financial Officer since February 2021. Mr. Taragin is also the Chief Financial Officer of Churchill Capital Corp V since May 2020, Chief Financial Officer of Churchill Capital Corp VI since December 2020, Chief Financial Officer of Churchill Capital Corp VII since May 2020 and Chief Financial Officer of MKA which he joined in May 2019. He was previously the Chief Financial Officer of Churchill Capital Corp III and Churchill Capital Corp IV, until they completed their respective business combinations. Prior to joining MKA, Mr. Taragin served as the US Scotiabank Chief Financial Officer from 2013 to 2017. Prior to Scotiabank, Mr. Taragin held a Chief Operating and Financial Officer role from 2009 to 2012 at Fundcore Finance Group LLC and held a variety of senior finance and audit roles at Merrill Lynch & Company from 1993 to 2009. In addition, Mr. Taragin worked at Credit Suisse and PricewaterhouseCoopers as a senior auditor and accountant. Mr. Taragin is a certified public accountant and holds a master’s degree in business administration from New York University Stern School of Business and a bachelor’s degree from Yeshiva University.

Frances Frei has served as a director on the AltC Board since July 2021. Ms. Frei has been a Professor of Technology and Operations Management at Harvard Business School since 1998. Her research investigates how leaders create the conditions for organizations and individuals to thrive by designing for excellence in strategy, operations and culture. She regularly advises senior executives embarking on large-scale change initiatives and organizational transformation, including embracing diversity and inclusion as a performance lever. From 2017 to 2018, Ms. Frei took a leave of absence from Harvard to serve as Uber’s first Senior Vice President of Leadership and Strategy with a mandate to help the company navigate its very public crisis in leadership and culture. Ms. Frei is the best-selling co-author of Uncommon Service: How to Win by Putting Customers at the Core of Your Business and Unleashed: The Unapologetic Leader’s Guide to Empowering Everyone Around You and is the author of the upcoming book Move Fast and Fix Things: The Trusted Leaders Guide to Solving Hard Problems. Ms. Frei has served on the board of directors of Robinhood Markets, Inc. since November 2021 and served on the board of directors of Blue Buffalo Pet Products, Inc. from December 2014 through acquisition by General Mills in April 2018. She received her bachelor of arts from the University of Pennsylvania and PhD from the Wharton School. Ms. Frei’s experience advising companies in operational excellence and her extensive knowledge and understanding of corporate strategy, organizational effectiveness and finance, make her well qualified to serve on the AltC Board.

Allison Green has served as a director on the AltC Board since July 2021. Ms. Green is currently the Chief Financial Officer, Chief Compliance Officer, Secretary and Corporate Treasurer of SuRo Capital Corp, a publicly traded venture capital portfolio. She joined SuRo Capital in March 2019, having served as Senior Vice President and Controller at its former external advisor, GSV Asset Management, from July 2017 to March 2019. Prior to GSV Asset Management, from April 2016 to November 2016, Ms. Green was

Controller at Rise Companies Corp, parent company of Fundrise, a Washington, DC-based crowdfunded real estate investment platform, where she led financial reporting of the parent company to a successful SEC Regulation A+ Tier 2 crowdfunded initial public offering. Prior to Fundrise, from October 2014 to April 2016, Ms. Green was the Controller at the Girl Scout Council of the Nation’s Capital following her time as a ProInspire Fellow at the Council, where she worked on modernizing the financial aspects of the annual Girl Scout Cookie Sale, the largest girl-run business in the world. Before the ProInspire Fellowship, Ms. Green was a member of the Fund Management and Coinvestment teams at The Carlyle Group, focusing on Europe and US Real Estate and Energy Funds from June 2009 to April 2012. While at The Carlyle Group, Ms. Green founded the firm’s Young Professionals Employee Resource Group. Ms. Green began her career at Deloitte & Touche in Los Angeles in 2006 as an audit associate focused on financial services clients. Ms. Green holds dual degrees in Business (Finance) and Accounting from the University of Southern California. Ms. Green was selected to serve on the AltC Board due to her significant financial and leadership experience.

Peter Lattman has served as a director on the AltC Board since November 2021. Mr. Lattman has served as managing director of media at Emerson Collective since April 2016. In that role, he oversees Emerson’s investments and grants in media and journalism, which include The Atlantic, where he serves as vice chair and a member of its board of directors. He also serves on the boards of the American Journalism Project and the Committee to Protect Journalists. Prior to joining Emerson, Peter worked as a journalist at The New York Times and The Wall Street Journal. Earlier in his career, he worked at Goldman Sachs in the investment management division and practiced law at Kramer Levin Naftalis & Frankel LLP. He earned his undergraduate degree in History and Literature from Harvard University and a law degree from Fordham University. Mr. Lattman was selected to serve on the AltC Board due to his significant leadership experience, including in finance and legal matters.

John L. Thornton has served as a director on the AltC Board since July 2021. Mr. Thornton has served as Executive Chairman of Barrick Gold Corporation since April 2014. He also has served as Non-Executive Chairman of PineBridge Investments, a global asset manager, since December 2014. Mr. Thornton has served on the board of directors of the Ford Motor Company since March 1996, and currently its lead director, Lenovo Group Limited since August 2023, Divergent Technologies, a digital production system company, since April 2022, and currently its lead director, and SparkCognition, a leading industrial artificial intelligence company, since December 2018, and currently its lead director. He is a Professor of the Tsinghua University School of Economics and Management in Beijing and serves as the Director of its Global Leadership Program. He is also an Advisory Board member of Tsinghua’s School of Economics and Management and its School of Public Policy and Management. He is also Chairman Emeritus of the Brookings Institution in Washington, D.C. Mr. Thornton retired as President and Director of The Goldman Sachs Group, Inc. in 2003. Mr. Thornton also previously served as Chairman of Goldman Sachs Asia and as Co-Chief Executive of Goldman Sachs International, overseeing the firm’s business in Europe, the Middle East, and Africa. Mr. Thornton is Co-Chair of the Asia Society, and is also a trustee, advisory board member and member of, the China Investment Corporation (CIC), King Abdullah University of Science and Technology, McKinsey Advisory Council, Schwarzman Scholars, and the African Leadership Academy. Mr. Thornton’s extensive experience in finance and business matters, both domestically and internationally, makes him well qualified to serve on the AltC Board.

Director Independence

The rules of the NYSE require that a majority of the AltC Board be independent within one year of the AltC IPO. An “independent director” is defined generally as a person that, in the opinion of the AltC Board, has no material relationship with the listed company (either directly or as a partner, stockholder or officer of an organization that has a relationship with AltC). The AltC Board has determined that each of Ms. Frei, Ms. Green, Mr. Lattman and Mr. Thornton is an independent director under applicable SEC and NYSE rules. Our independent directors have regularly scheduled meetings at which only independent directors are present.

Number and Terms of Office of Officers and Directors

The AltC Board consists of six members. The AltC Board is divided into three classes with only one class of directors being elected in each year and each class (except for those directors appointed prior to our first annual meeting of stockholders) serving a three-year term. The term of office of the first class of directors, consisting of Mr. Lattman and Mr. Thornton, will expire at our first annual meeting of stockholders. The term of office of the second class of directors, consisting of Ms. Frei and Ms. Green, will expire at the second annual meeting of stockholders. The term of office of the third class of directors, consisting of Mr. Altman and Mr. Klein, will expire at the third annual meeting of stockholders. AltC may not hold an annual meeting of stockholders until after it consummates its initial business combination.

Subject to any other special rights applicable to the stockholders, any vacancies on the AltC Board may be filled by the affirmative vote of a majority of the directors present and voting at the meeting of the AltC Board that includes any directors representing the Sponsor then on the AltC Board, or by a majority of the holders of the AltC founder shares.

AltC’s officers are appointed by the AltC Board and serve at the discretion of the AltC Board, rather than for specific terms of office. The AltC Board is authorized to appoint persons to the offices set forth in AltC’s current bylaws as it deems appropriate. AltC’s current bylaws provide that its officers may consist of a Chief Executive Officer, a President, a Chief Financial Officer, Vice Presidents, a Secretary, Assistant Secretaries, a Treasurer, Assistant Treasurers and such other offices as may be determined by the AltC Board.

Committees of the Board of Directors

The AltC Board has three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. Both the audit committee and the compensation committee are composed solely of independent directors. Subject to phase-in rules, the rules of the NYSE and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors, and the rules of the NYSE require that the compensation committee and the nominating and corporate governance committee of a listed company be comprised solely of independent directors. Each committee operates under a charter that was approved by the AltC Board and has the composition and responsibilities described below. The charter of each committee is available on our website.

Audit Committee

The members of the AltC audit committee are Ms. Frei, Ms. Green and Mr. Lattman, and Ms. Green serves as chair of the audit committee. Each member of the audit committee is financially literate and the AltC Board has determined that each member qualifies as an “audit committee financial expert” as defined in applicable SEC rules and has accounting or related financial management expertise.

We have adopted an audit committee charter, which details the purpose and principal functions of the audit committee, including:

●	assisting board oversight of (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) our independent auditor’s qualifications and independence and (4) the performance of our internal audit function and independent auditors;
●	the appointment, compensation, retention, replacement and oversight of the work of the independent auditors and any other independent registered public accounting firm engaged by us;
●	pre-approving all audit and non-audit services to be provided by the independent auditors or any other registered public accounting firm engaged by us and establishing pre-approval policies and procedures;
●	reviewing and discussing with the independent auditors all relationships the auditors have with us in order to evaluate their continued independence;
●	setting clear hiring policies for employees or former employees of the independent auditors;
●	setting clear policies for audit partner rotation in compliance with applicable laws and regulations;
●	obtaining and reviewing a report, at least annually, from the independent auditors describing (1) the independent auditor’s internal quality-control procedures and (2) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

●	meeting to review and discuss our annual audited financial statements and quarterly financial statements with management and the independent auditor, including reviewing our specific disclosures under the section entitled “AltC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations”;
●	reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and
●	reviewing with management, the independent auditors, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

The audit committee charter complies with the rules of the NYSE.

Compensation Committee

The AltC Board has established a compensation committee. The members of our compensation committee are Ms. Frei, Ms. Green and Mr. Lattman, and Ms. Green serves as chair of the compensation committee.

We have adopted a compensation committee charter, which details the purpose and responsibility of the compensation committee, including:

●	reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;
●	reviewing and making recommendations to our board of directors with respect to (or approving, if such authority is so delegated by our board of directors) the compensation, and any incentive-compensation and equity-based plans that are subject to board approval of all of our other officers;
●	reviewing our executive compensation policies and plans;
●	implementing and administering our incentive compensation equity-based remuneration plans;
●	assisting management in complying with our proxy statement and annual report disclosure requirements;
●	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;
●	producing a report on executive compensation to be included in our annual proxy statement; and
●	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The compensation committee charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, independent legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by the NYSE and the SEC.

Nominating and Corporate Governance Committee

We have established a nominating and corporate governance committee. The members of our nominating and corporate governance are Ms. Frei, Ms. Green and Mr. Lattman, and Ms. Frei serves as chair of the nominating and corporate governance committee.

We have adopted a nominating and corporate governance committee charter, which details the purpose and responsibilities of the nominating and corporate governance committee, including:

●	identifying, screening and reviewing individuals qualified to serve as directors, consistent with criteria approved by the board, and recommending to the board of directors candidates for nomination for election at the annual meeting of stockholders or to fill vacancies on the board of directors;
●	developing and recommending to the board of directors and overseeing implementation of our corporate governance guidelines;
●	coordinating and overseeing the annual self-evaluation of the board of directors, its committees, individual directors and management in the governance of the company; and
●	reviewing on a regular basis our overall corporate governance and recommending improvements as and when necessary.

The nominating and governance committee charter also provides that the nominating and corporate governance committee may, in its sole discretion, retain or obtain the advice of, and terminate, any search firm to be used to identify director candidates, and will be directly responsible for approving the search firm’s fees and other retention terms. The charter complies with the rules of the NYSE.

We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the AltC Board considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our stockholders. Prior to an initial business combination, holders of AltC public shares will not have the right to recommend director candidates for nomination to the AltC Board.

Compensation Committee Interlocks and Insider Participation

None of our officers currently serves, and in the past year has not served, as a member of the board of directors or compensation committee of any entity that has one or more officers serving on the AltC Board.

Code of Ethics

We have adopted a Code of Ethics applicable to our directors, officers and employees. We have previously filed a copy of our form of Code of Ethics and our audit committee charter as exhibits to the registration statement in connection with the AltC IPO. You can review these documents by accessing our public filings at the SEC’s website at www.sec.gov. In addition, a copy of the Code of Ethics will be provided without charge upon request from us. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics by posting such information on our website at https://altcacquisitioncorp.com/ rather than by filing a Current Report on Form 8-K. Please see the section entitled “Where You Can Find More Information.”

Legal Proceedings

There is no material litigation, arbitration, governmental proceeding or any other legal proceeding currently pending or known to be contemplated against AltC, and AltC has not been subject to any such proceeding in the 12 months preceding the date of this proxy statement/prospectus/consent solicitation statement.

Periodic Reporting and Audited Financial Statements

AltC has registered its securities under the Exchange Act and has reporting obligations, including the requirement to file annual, quarterly and current reports with the SEC. The SEC maintains an internet site at http://www.sec.gov that contains such reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. In accordance with the requirements of the Exchange Act, AltC’s annual reports contain financial statements audited and reported on by AltC’s independent registered public accounting firm.

We will provide stockholders with audited financial statements of the prospective target business as part of the tender offer materials or proxy solicitation materials sent to stockholders to assist them in assessing the target business. These financial statements may be required to be prepared in accordance with, or be reconciled to United States GAAP or international financial reporting standards as promulgated by the International Accounting Standards Board, depending on the circumstances and the historical financial statements may be required to be audited in accordance with the standards of the Public Company Accounting Oversight Board (“PCAOB”).

We are required to evaluate our internal control procedures beginning with the fiscal year ending December 31, 2022 as required by the Sarbanes-Oxley Act of 2022 (the “Sarbanes-Oxley Act”). Only in the event we are deemed to be a large accelerated filer or an accelerated filer and no longer an emerging growth company will we be required to have our internal control procedures audited. A target business may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding adequacy of their internal controls. The development of the internal controls of any such entity to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to complete any such acquisition.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of the benefits of this extended transition period.

We will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following July 12, 2026, (b) in which we have total annual gross revenue of at least $1,235,000,000, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700,000,000 as of the end of the prior fiscal year’s second fiscal quarter; and (2) the date on which we have issued more than $1,000,000,000 in nonconvertible debt during the prior three-year period. References herein to “emerging growth company” shall have the meaning associated with it in the JOBS Act.

ALTC’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context indicates or otherwise requires, references in this proxy statement/prospectus/consent solicitation statement to “we,” “us” or the “Company” refer to AltC Acquisition Corp. References to our “management” or our “management team” refer to our officers and directors, and references to the Sponsor refer to AltC Sponsor LLC. The following discussion and analysis of the Company’s financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto contained elsewhere in this proxy statement/prospectus/consent solicitation statement. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under “Cautionary Note Regarding Forward-Looking Statements,” “Risk Factors” and elsewhere in this proxy statement/prospectus/consent solicitation statement.

Overview

We are a blank check company incorporated in Delaware on February 1, 2021 for the purpose of effecting a merger, stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. We intend to effectuate our initial business combination using cash derived from the proceeds of the AltC IPO and the sale of the AltC private placement shares, our shares, debt or a combination of cash, shares and debt.

We expect to continue to incur significant costs in the pursuit of our acquisition plans. We cannot assure you that our plans to complete an initial business combination will be successful.

Results of Operations

AltC has neither engaged in any operations nor generated any revenues to date. Our only activities from February 1, 2021 (inception) through June 30, 2023 were organizational activities, those necessary to prepare for the AltC IPO, described below, and after the AltC IPO, identifying a target company for our initial business combination. We do not expect to generate any operating revenues until after the completion of an initial business combination. Through June 30, 2023, we generated non-operating income in the form of interest income on marketable securities held in the trust account. We incur expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

For the year ended December 31, 2022, we had a net income of $3,925,770, which consisted of interest earned on marketable securities held in trust account of $7,277,660 and unrealized gain on marketable securities held in trust account of $68,050, offset by operational costs of $1,809,484 and a provision for income taxes of $1,474,356.

For the period from February 1, 2021 (inception) through December 31, 2021, we had net loss of $1,056,706, which consists of formation and operating costs of $1,179,760 and a provision for income taxes of $2,416, offset by interest earned on marketable securities held in trust account of $117,677 and an unrealized gain on marketable securities held in the trust account of $7,793.

For the three months ended June 30, 2023, we had net income of $3,782,431, which consists of interest earned on marketable securities held in the trust account of $5,862,881 and an unrealized gain on marketable securities held in our trust account of $52,854, offset by operating costs of $901,500 and a provision for income taxes of $1,231,804.

For the six months ended June 30, 2023, we had net income of $6,873,110, which consists of interest earned on marketable securities held in the trust account of $11,279,715, offset by operating costs of $2,058,865 and a provision for income taxes of $2,347,740.

For the three months ended June 30, 2022, we had net income of $54,361, which consists of interest earned on marketable securities held in the trust account of $703,370, offset by formation and operating costs of $430,744, an unrealized loss on marketable securities held in our trust account of $126,150 and a provision for income taxes of $92,115.

For the six months ended June 30, 2022, we had a net loss of $333,875, which consists of formation and operating costs of $959,859, an unrealized loss on marketable securities held in our trust account of $111,572, and a provision for income taxes of $92,115, offset by interest earned on marketable securities held in the trust account of $829,671.

Liquidity, Capital Resources and Going Concern

On July 12, 2021, we consummated the AltC IPO, which consisted of the initial public offering of 50,000,000 AltC public shares at a price of $10.00 per AltC public shares, which includes the full exercise by the underwriters of their over-allotment option in the amount of 5,000,000 AltC public shares, at $10.00 per AltC public shares, generating gross proceeds of $500,000,000. Simultaneously with the closing of the AltC IPO, we consummated the sale of 1,450,000 AltC private placement shares at a price of $10.00 per AltC private placement shares in a private placement to the Sponsor, generating gross proceeds of $14,500,000.

Following the AltC IPO, the full exercise of the over-allotment option and the sale of the AltC private placement shares, a total of $500,000,000 was placed in the trust account. We incurred $26,652,125 of transaction costs, consisting of $8,580,000 of underwriting fees, which is net of $1,420,000 reimbursed fees from the underwriters, $17,500,000 of deferred underwriting fees (since the consummation of the AltC IPO, underwriters representing $10,500,000 of deferred underwriting fees have waived their rights to the deferred underwriting fees, resulting in $7,000,000 deferred underwriting fees remaining outstanding) and $572,125 of other offering costs. In addition, $5,285,860 of cash was held outside of the trust account and available for working capital purposes.

For the year ended December 31, 2022, cash used in operating activities was $954,691. The net income of $3,925,770 was affected by interest earned on marketable securities held in the trust account of $7,277,660, unrealized gain on marketable securities held in our trust account of $68,050 and deferred tax benefit of $294,084. Changes in operating assets and liabilities provided $2,035,065 of cash for operating activities.

For the period from February 1, 2021 (inception) through December 31, 2021, cash used in operating activities was $1,880,180. Net loss of $1,056,706 was affected by interest earned on marketable securities held in trust account of $117,677, offering costs of $168,415 and an unrealized gain on marketable securities held in trust account of $7,793. Changes in operating assets and liabilities used $866,419 of cash for operating activities.

As of December 31, 2022, we had marketable securities held in the trust account of $506,140,080 (including approximately $6,140,080 of interest income) consisting of U.S. Treasury Bills with a maturity of 185 days or less. Interest income on the balance in the trust account may be used by us to pay taxes. Through December 31, 2022, we withdrew an amount of $1,195,000 from interest earned from the trust account for working capital purposes and to pay income tax obligations.

For the six months ended June 30, 2023, cash used in operating activities was $4,223,221. The net income of $6,873,110 was affected by interest earned on marketable securities held in the trust account $11,279,715 and deferred tax benefit of $294,084. Changes in operating assets and liabilities provided $477,468 of cash for operating activities.

For the six months ended June 30, 2022, cash used in operating activities was $309,260. The net loss of $333,875 was affected by interest earned on marketable securities held in the trust account $829,671 and unrealized loss on marketable securities held in our trust account of $111,572. Changes in operating assets and liabilities provided $742,714 of cash for operating activities.

As of June 30, 2023, we had marketable securities held in the trust account of $515,933,705 (including $15,933,705 of interest income) consisting of U.S. Treasury Bills with a maturity of 185 days or less. Interest income on the balance in the trust account may be used by us to pay taxes. During the three and six months ended June 30, 2023, the Company withdrew an amount of $1,486,090 on interest earned from the trust account for tax liabilities. As of June 30, 2023, the Company has $1,000,000 available of the permitted withdrawal related to working capital. Additionally, as of June 30, 2023, the Company has paid taxes of $1,146,274 from the operating account, which is available for reimbursement from interest earned from the amounts held in the trust account.

We intend to use substantially all of the funds held in the trust account, including any amounts representing interest earned on the trust account (less deferred underwriting fees and income taxes payable), to complete our initial business combination. To the extent that our capital stock or debt is used, in whole or in part, as consideration to complete our initial business combination, the remaining proceeds held in the trust account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

As of June 30, 2023 and December 31, 2022, we had cash of $840,228 and $3,577,359, respectively. We intend to use the funds held outside the trust account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete a business combination.

In order to finance transaction costs in connection with an initial business combination, the Sponsor, an affiliate of the Sponsor, or AltC’s officers and directors may, but are not obligated to, loan AltC funds as may be required (“Working Capital Loans”). If AltC completes an initial business combination, AltC would repay the Working Capital Loans out of the proceeds of the trust account released to AltC. In the event that an initial business combination does not close, AltC may use a portion of proceeds held outside the trust account to repay the Working Capital Loans but no proceeds held in the trust account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of an initial business combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into shares of Post-Closing Company Class A common stock at a price of $10.00 per share. These shares would be identical to the AltC private placement shares. As of the date of this proxy statement/prospectus/consent solicitation statement, AltC does not have any Working Capital Loans outstanding.

AltC may need to raise additional capital through loans or additional investments from its Sponsor, stockholders, officers, directors, or third parties. AltC’s officers, directors and Sponsor may, but are not obligated to, loan AltC funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion, to meet AltC’s working capital needs. Accordingly, AltC may not be able to obtain additional financing. If AltC is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses. AltC cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all. These conditions raise substantial doubt about AltC’s ability to continue as a going concern through one year from the date of these unaudited condensed financial statements if a business combination is not consummated. Subject to compliance with applicable securities laws, we would only complete such financing simultaneously with the completion of our initial business combination. If we are unable to complete our initial business combination because we do not have sufficient funds available to us, we will be forced to cease operations and liquidate the trust account upon expiration of the completion window. In addition, following our initial business combination, if cash on hand is insufficient, we may need to obtain additional financing in order to meet our obligations.

In connection with AltC’s assessment of going concern considerations in accordance with ASC Subtopic 205-40, Presentation of Financial Statements-Going Concern, AltC has until July 12, 2024 (or such earlier date as determined by the AltC Board), as AltC stockholders approved an amendment to AltC’s amended and restated certificate of incorporation on October 5, 2023, to extend the deadline AltC has to complete its initial business combination from October 12, 2023 to July 12, 2024. It is uncertain that AltC will be able to consummate a business combination by this time. If a business combination is not consummated by this date and an extension not obtained by the Sponsor, there will be a mandatory liquidation and subsequent dissolution of AltC. Management has determined that the potential mandatory liquidation and subsequent dissolution raises substantial doubt about AltC’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should AltC be required to liquidate after July 12, 2024 (or such earlier date as determined by the AltC Board). AltC intends to complete a business combination before the mandatory liquidation date.

Off-Balance Sheet Arrangements

We have no obligations, assets or liabilities which would be considered off-balance sheet arrangements as of June 30, 2023 and December 31, 2022, respectively. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual Obligations

AltC agreed, commencing on July 8, 2021 through the earlier of AltC’s consummation of an initial business combination and its liquidation, to pay an affiliate of the Sponsor a total of $30,000 per month for office space, administrative and support services.

The underwriters are entitled to a deferred fee of $0.35 per public share, or $17,500,000 in the aggregate. The deferred fee will become payable to the underwriter from the amounts held in the trust account solely in the event that AltC completes an initial business combination, subject to the terms of the Underwriting Agreement.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have identified the following critical accounting policies:

Class A Common Stock Subject to Possible Redemption

We account for our Class A common stock subject to possible conversion in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Shares of AltC Class A common stock subject to mandatory redemption are classified as a liability instrument and measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. Our Class A common stock features certain redemption rights that are considered to be outside of our control and subject to occurrence of uncertain future events. Accordingly, AltC Class A common stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ deficit section of our balance sheets.

Net Income (Loss) Per Common Share

Net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Remeasurement associated with the redeemable shares of AltC Class A common stock is excluded from earnings per share as the redemption value approximates fair value.

Recent Accounting Standards

AltC’s management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on our condensed financial statements.

INFORMATION ABOUT OKLO

References in this section to “we,” “our,” “us,” the “Company” or “Oklo” generally refer to Oklo Inc. and its subsidiaries.

Our Mission

Our mission is to provide clean, reliable, and affordable energy through the design and deployment of next-generation fast fission power plants on a global scale. To deliver on this mission, we are leveraging proven technologies, developing a licensing framework to support our modern deployment model, and vertically integrating our nuclear fuel supply chain. We also believe we have an embedded opportunity to enhance our business with advanced fuel recycling technology to convert used fuel waste into clean energy. Our vision is to deploy fast fission power plants to provide solutions for reaching carbon neutrality, to improve environmental and societal justice through electrification, to provide reliable and affordable power for industry and an overall growing energy demand, and to bolster energy resiliency.

Overview and Competitive Strengths

We were founded in 2013 with the goal of revolutionizing the energy landscape by developing clean, reliable, affordable energy solutions at scale. We believe that global demand for reliable, clean energy is growing rapidly and the International Energy Agency estimates that new policies in major energy markets will propel an expected $2 trillion to be spent on new clean power generation globally by 2030. We are pursuing two complementary tracks to address this demand: providing reliable, commercial-scale energy to customers and selling used nuclear fuel recycling services to the U.S. market.

We are developing next-generation fast fission power plants called “powerhouses.” In our differentiated build, own, and operate business model, we plan to sell power in the forms of electricity and heat directly to customers, which we believe can allow for fast-tracked customer adoption. In addition, we believe we are a pioneer in the nuclear industry in the development of fuel recycling capabilities, which can unlock the energy content of used fuel; we also believe this business unit can complement our market position by vertically integrating and securing our fuel supply chain.

The fast fission technology we are working to commercialize was demonstrated by the Experimental Breeder Reactor-II (“EBR-II”), a fast fission plant that was operated by the U.S. government for 30 years. Our powerhouse product line, called the “Aurora,” builds on this legacy of proven and demonstrated technology. Our Aurora powerhouse product line is designed to be inherently safe, to be able to run on fresh or recycled fuel, and to produce 15-50 megawatts electric (“MWe”). Because the Aurora powerhouses are designed to operate by harnessing the power of high-energy, or “fast,” neutrons, they will be able to tap into the vast energy reserves remaining in existing used nuclear fuel from conventional nuclear power plants, which is currently considered nuclear waste. We estimate there is enough energy in the form of nuclear waste globally to meet the projected U.S. demand for electricity for 100 years with fast fission power plants.

We have achieved several significant deployment and regulatory milestones, including securing a site use permit from the U.S. Department of Energy (“DOE”) for the Idaho National Laboratory (“INL”) site and a fuel award from INL for a commercial-scale Aurora powerhouse in Idaho. We have announced plans for two additional Aurora powerhouses in southern Ohio and have a robust pipeline of potential customer engagements across a number of industries, having signed non-binding letters of intent that we believe could result in the deployment of Aurora powerhouses totaling over 700 MWe in capacity. The early market interest in our solutions exemplifies the potential demand for our size range of powerhouses and differentiated business model. Our first powerhouse is targeted for deployment in 2026 or 2027.

We believe that our approach to commercializing fast fission has several key competitive advantages that will support our mission:

●	Modern application of proven, inherently safe technology — The fast fission technology we are leveraging has been proven by the U.S. government and has been operated for hundreds of reactor-years globally, providing compelling data regarding the inherent safety, operating, and maintenance characteristics of the technology. The Aurora builds on this proven technology to reduce risks typically associated with the deployment of new or novel technologies. Our strategic focus on small powerhouses for initial deployments can also help to reduce complexity and cost, facilitating streamlined deployment.

●	Differentiated business model — We are developing a build, own, and operate model by which we plan to build the powerhouse and then sell energy in the form of electricity or heat via power purchase agreements (“PPAs”) to end customers. This model sets us apart from both the traditional nuclear industry and current competitors in the advanced fission industry who license their technology to utility companies. We believe our business model will allow us to obtain customers quickly, reduce and manage regulatory and operating costs, and leverage financing strategies similar to those used in renewable energy projects.
●	Advantaged fuel supply — Fuel costs are a major cost driver for advanced fission reactors using high-assay low-enriched uranium (“HALEU”) fuel. We believe we are the only advanced reactor developer to have secured a source of fuel for a first commercial deployment, as we were awarded fuel material by INL in 2019 for our first powerhouse in Idaho. We also have a partnership in place with Centrus Energy Corp. (“Centrus”), announced in 2021, to cooperate in the development of a production facility for HALEU to support future deployments. In August 2023, we took a step toward this goal by entering into a memorandum of understanding with Centrus, which in part contemplates a definitive agreement under which we would purchase HALEU from Centrus’s planned Piketon, Ohio facility. Further, the Aurora is designed to run on both fresh HALEU and recycled used nuclear fuel waste which does not require further enrichment in order to be used as fuel in the Aurora. We are also developing fuel recycling capabilities to vertically integrate our fuel supply and further realize the potential of fast fission technology.
●	Superior characteristics of fast fission — Clean, firm power is essential to meeting growth in global electricity demand, which is expected to triple by 2050. Nuclear energy has among the lowest lifecycle emissions per the Intergovernmental Panel on Climate Change (“IPCC”) and the highest capacity utilization of any current major energy source in the United States per the DOE. As a result, we expect that the price of power to our potential customers could be competitive with some of the lowest prices offered by current firm or dispatchable power sources.
●	Strong founder-led team with deep technical expertise — Our founders are nuclear engineers with significant experience in nuclear technology. Our diverse team is highly qualified, with a significant number of advanced degrees in engineering and science, and cumulative decades of experience with the U.S. regulator, who licenses commercial nuclear power for operation. Together, we bring expertise and experience from several industries, such as nuclear power, aerospace, automotive, tech to deliver on our mission.

Industry and Market Opportunity

Energy consumption is growing rapidly while the world simultaneously tries to mitigate the effects of pollution and climate change, which is one of the most significant health threats facing humanity. Pollution and climate change are expected to account for 250,000 additional deaths per year between 2030 and 2050. As a result, clean, reliable, affordable, energy solutions are in increasingly high demand and will be critical to combat the effects of pollution and climate change. Global electricity demand is expected to triple by 2050 as electrification and living standards increase. Electricity demand is expected to further increase due to advances in artificial intelligence and increased data storage needs. The need to deploy clean power sources is made even greater by the ongoing replacement of existing carbon-intensive power sources.

The world needs clean, reliable, and affordable energy sources that are deployable at scale to support the growth in global demand for electricity while meeting the commitments made by many energy buyers and countries for decarbonization. Wind and solar power solutions are clean but currently only provide intermittent energy, not firm, baseload energy. Expensive electric transmission infrastructure is required to scale most renewable energy sources. Most renewable energy sources also require significant storage infrastructure to provide firm, baseload energy. This storage infrastructure is not scaling to meet the global need. Natural gas provides firm, baseload energy but is expensive and not clean. It also relies on expensive gas distribution infrastructure and, in order to provide clean power, requires carbon capture technology, which is also not scaling to meet the global need.

Nuclear energy offers important advantages over other major electricity generating sources. According to the IPCC, nuclear energy provides among the lowest lifecycle emissions, and according to the DOE, the highest capacity utilization — at a 93% average capacity utilization in the United States — of any major electricity generating source. Nuclear power plants have operated reliably for over 60 years with more than 400 gigawatts electric (“GWe”) of installed capacity in 32 countries. Nuclear power plants can serve as a baseload electricity source, while providing efficient land use and utilizing existing transmission infrastructure. Beyond providing firm electricity baseload, they can also be used to provide grid flexibility and decarbonization beyond the grid. According to the DOE’s “Pathways to Commercial Liftoff: Advanced Nuclear” report, achieving a net-zero energy grid in the U.S. by 2050 requires a threefold increase in nuclear power capacity, an increase of roughly 200 GWe. Nuclear power can provide clean baseload power that replaces fossil fuels and solves the intermittency issue of renewables, allowing the grid to accommodate a significant increase in capacity from renewables as well.

The U.S. government has recently indicated through bipartisan action that it recognizes the importance of nuclear power in meeting the United States’ growing energy needs. The Inflation Reduction Act of 2022 (the “IR Act”), which was signed into law in August 2022, includes $700 million in funding for advanced nuclear fuel, $250 billion of loan authority for the DOE Loan Programs Office (“LPO”), and up to 50% for either an investment or production tax credit. Additionally, U.S. governmental appropriations for U.S. fiscal year 2023 provide over $1.4 billion to support a wide range of nuclear energy initiatives with more funding expected in the upcoming fiscal year 2024. We believe that we are well-positioned among other advanced fission companies to take advantage of these government incentives. Specifically, the LPO funding eligibility is limited to finance work which does not have other federal support. Most advanced reactor developers received government funding for reactor development, but Oklo has not received federal funding for advanced reactor development work. As such, there is less susceptibility to prohibitions of our use of the LPO program funding. Additionally, the IR Act also created two tax credits available to new energy projects placed in service after December 31, 2024, the Clean Electricity Production and Investment Tax Credits, that are eligible for facilities generating electricity, which we believe we can directly leverage as an owner and operator of our technologies; LPO financing can be combined with either the Clean Electricity Production or Investment Tax Credit potentially allowing us to take advantage of both offerings from the IR Act.

Products

Our primary product will be the energy produced from our Aurora powerhouses, once operational. Our planned business model is to sell the energy to customers via PPAs, as opposed to selling our powerhouse designs. This business model allows for recurring revenue, the opportunity to capture profitability upon improved operational efficiency, and enables novel project financing structures. This business model sets us apart from the traditional nuclear power industry, other companies in the advanced fission industry, and other larger scale energy types such as natural gas. Selling power via PPAs is a common practice within the renewable energy sector and indicates that this business model could be feasible for power plants within the size range targeted by our Aurora product line (i.e., starting with 15 MWe and ranging upward to anticipated sizes of 50 MWe).

The traditional nuclear power industry comprises developers of large (ranging from approximately 600 MWe to over 1,000 MWe) light water reactors who sell or license their reactor designs to large utilities who then construct and operate the nuclear power plant. The developer’s focus on regulatory approval of the design may lock in certain lifecycle regulatory costs that are realized by the owner-operator during construction and operations. As a result, lifecycle cost implications are generally not addressed cohesively between the developer and the owner-operator, and the regulatory strategy does not holistically implement the lifecycle benefits of the technology’s inherent safety characteristics. To date, the advanced fission industry is largely following the historical blueprint of developers seeking design certifications or approvals, and utilities bearing the future burden of licensing. While there are a number of advanced reactor designers developing smaller sized reactors than those traditionally used in the nuclear power industry, most of these developers are generally pursuing regulatory approval of groupings of these smaller reactors as part of singular larger plants, sizes of 200 MWe and up to 1,000 MWe.

In contrast, we plan to be the designer, builder, owner, and operator of our powerhouses and plan to focus on small-scale powerhouses (15 MWe to 50 MWe). As a result, we have an incentive to relentlessly focus on the full lifecycle of a safe, well-maintained, cost-effective powerhouse and holistically implement the benefits of an inherently safe, simple design. We expect this approach to enable us to reduce and manage lifecycle regulatory and operating costs in an integrated fashion, as opposed to the historical model used in the nuclear power industry that divides the incentives and responsibilities between the developer and the utility.

Selling electricity under PPAs follows an established revenue model in global power markets. While this model is more typically used for renewable energy solutions, we believe it is a compelling model for us because of the relatively small size and the lower expected capital costs of our powerhouses, when compared with other nuclear power plants. In addition, our model is designed to generate recurring revenue in a way that the traditional licensing model does not. For example, in the traditional technology licensing model, after the sale of the design, recurring revenue is dependent upon the sale of service contracts, including fuel services, which may result in prices being undercut by intermediaries. We expect our powerhouses to be profitable from the first year of operation due to our anticipated favorable unit economics. We also believe this approach will drive unit growth and allow us to ultimately launch higher output versions of our powerhouses.

We believe that our potential customers want to buy power, rather than own or operate power plants, and will prefer affordable solutions that meet their environmental and operational goals. We plan to further accelerate customer adoption by offering minimal to potentially zero upfront costs and quick delivery times. With non-binding letters of intent from potential customers for over 700 MWe, we believe our powerhouses are an ideal fit for target markets in decentralized use cases such as data centers, national defense, factories, industrial customers, off-grid and rural customers, and utilities.

In addition to selling power under PPAs, we believe we have an embedded opportunity to enhance our mission with our advanced nuclear fuel recycling technology. We are actively developing nuclear fuel recycling capabilities with the goal of deploying a commercial-scale fuel recycling facility in the United States by the 2030s. Used nuclear fuel waste still contains more than 90% of its energy content, and we believe there is enough energy in the form of used nuclear fuel waste globally to power the expected electrical needs in the United States for 100 years with fast fission power plants. More than 90,000 metric tons of used nuclear fuel waste have been generated since 1950, and an additional 2,000 metric tons are generated every year. Currently, other countries recycle used nuclear fuel waste, but the United States does not, and there is an enormous opportunity to do so. Our reactors are specifically designed to run on either fresh or recycled nuclear fuel, and nuclear fuel recycling could provide future margin uplift for our power sales business, as well as the potential for new revenue streams.

Regulatory Experience and Outlook

Commercial deployment of any advanced fission power plant requires obtaining regulatory approvals from the U.S. Nuclear Regulatory Commission (“NRC”) for design, construction, and operation. Since 2013, we have been gaining regulatory experience and developing a relationship with the NRC. This experience has informed two key tenets of our licensing approach that we believe will enable us to achieve our mission. First, we believe the inherent safety of the technology and the expected size of our powerhouses will enable us to efficiently meet existing regulations. Second, we are taking advantage of an all-in-one license application process, in which we believe subsequent licenses of a powerhouse will benefit from the initial license of the reference powerhouse, accelerating our deployments.

Our licensing methods and repeatable approach to licensing are possible because of the proven safety fundamentals of the technology. As a result, the expected safety profile of our designs relies less significantly upon the specific site, on construction, or on operational characteristics than that of prior nuclear power plants. We believe that using a technology with proven inherent safety fundamentals is key to changing the historical trend of high and growing costs in nuclear power relating to plant safety, mostly resulting from regulatory induced costs. We also believe that repeatable licensing can be enabled with reactor technology with inherent safety, so that the plant’s safety is as separated from site-specific constraints as possible, making the plant more readily deployable at a variety of sites.

We believe that a benefit to efficiently meeting the regulations will be a reduction in the time required for regulatory approvals. Based on our prior experience with the NRC and our internal estimates, we believe that the NRC will require between 24 and 30 months for the review of the license application for our first-of-a-kind powerhouse, and that timeline is expected to be significantly shortened for each subsequent license application. Historically, reviews initiated by the NRC have taken more than eight years, with 75% of the reviews taking over a decade to complete, considering that the reviews have been done in multiple steps, separating out design reviews from construction and operations reviews or separating out construction approval from subsequent operations licensing. In 2019, Congress passed the bipartisan Nuclear Energy Innovation and Modernization Act (“NEIMA”) directing the NRC to develop performance requirements for its review of licensing activities following acceptance of a license application; for combined license application reviews such as ours, the NRC chose three years as a generic milestone.

Regulatory approval can be pursued for a design, for construction at an individual site, and for operating at an individual site — or all in one. These authorizations serve different purposes and allow for a specified set of activities. Of note, to operate a commercial power reactor, an entity must obtain an operating license under Title 10 of the Code of Federal Regulations (10 CFR) Part 50, “Domestic licensing of production and utilization facilities” (after having obtained a construction permit) or must obtain a combined license under 10 CFR Part 52, “Licenses, certifications, and approvals for nuclear power plants.” In other words, neither a construction permit, nor a standard design approval or a design certification are NRC authorizations that allow the production of power by a commercial nuclear power plant. In short, there are no advanced fission designs with a license for commercial operations, and there are no such applications under review by the NRC.

Our business model as an owner-operator and our focus on repeatable licensing is why, starting early in our engagement with the NRC, we focused on an all-in-one, “custom combined license application.” This is a regulatory pathway that already exists but has not been exercised. Because a combined license for advanced fission was entirely new, we worked with the NRC to pilot a new application structure in 2018. This experience then informed our work to develop our first custom combined license application.

In March 2020, we became the first advanced fission company to submit a custom combined license application, and we remain the only such company to do so. Through this license application, we requested authorization to build and operate our Aurora powerhouse in Idaho, and in June 2020, we became the first advanced fission company to have a combined license accepted for review by the NRC. The application and its acceptance for review demonstrated a wide range of historic firsts and novelties in engagement with the NRC: the first application submitted online, the first submitted all in one step, the first for an advanced fission company, and the first with a completely novel structure built to better suit the technology it was meant to license.

Based on our experience leading up to the submission of the combined license application, we expected that our application would be subject to an in-person audit review process, and the application itself was structured to lend itself to in-person audit engagements between technical staff and our engineers for confirmation of supporting data. The application was submitted on March 11, 2020, the day that the World Health Organization declared COVID-19 a pandemic. The implications of the pandemic made the application review very challenging, and the application was denied without prejudice in 2022, with the NRC requiring further information to complete the review. With the information we have learned from our initial application process, and the expansion of our regulatory team, we have been actively addressing outstanding questions by the NRC and have been engaging with the NRC to progress toward our next application.

As of July 2023, our regulatory interactions with the NRC for our powerhouses have consisted of pre-application engagement, which we anticipate will be followed by the formal submission and review of the requisite authorizations and applications, leading to the construction and operation of the licensed facility. We strive to have intentional and focused pre-application engagements with the NRC to ensure that both we and the NRC have the necessary resources and that such resources are utilized deliberately in carrying out an efficient review. We anticipate that we will obtain a license for our first powerhouse for full operation at a fraction of the cost of any other advanced fission company, a credit to the regulatory traction we have gained over the years.

We are anticipating subsequent Aurora powerhouse license applications and have developed our regulatory strategy to enable efficient licensing of future powerhouses. A key benefit of the combined license application that we use is that it enables replication for follow-on powerhouses, with review anticipated to focus only on the portions in the subsequent application, or “S-COLA,” that have changed from the first, reference application, or “R-COLA.” Currently, we expect that the difference in information will be limited to siting information and other site-specific information, and we anticipate that each S-COLA will be reviewed efficiently and far more quickly than the first R-COLA.

Our experience over the past decade has resulted in several historic accomplishments for non-water-cooled advanced fission: we were first to formally engage with the NRC, first to fully pilot a new application structure, first to submit a combined license, and first to have the NRC accept their combined license application for review. We are also the first to have an NRC-approved quality assurance program and the first to have an NRC-approved safeguards information handling program.

We believe these efforts have placed us in a strong position for achieving one of the most important deployment milestones: receiving an issued license to operate and produce power, with a path for obtaining subsequent licenses. We also believe our unique approach will enable us to reach these milestones at a fraction of the time and cost of any other advanced fission company.

We are also engaged with the NRC for our work on recycling technologies, which was announced in late 2020.

Fuel Supply and Recycling

Fuel supply is a critical factor for the deployment of all advanced fission power plants, and fuel cost is a key determining factor related to the price of power provided to customers. Typically, utilities are responsible for sourcing fuel for their plants, and as a result, we believe many advanced fission developers are not directly incentivized to establish long-term fuel supply. Because we will own and operate our facilities, we will be purchasing and using the fuel for our powerhouses, and therefore we have a significant incentive to develop our fuel supply chain. Furthermore, with fast fission technology, fuel may be recycled and reused, such that it holds long-term value for us as owners of the fuel. As a result of our efforts to ensure our fuel supply, we have allocated fuel for our first plant, we are building and have already announced commercial relationships to support the supply of fuel for future deployments, and we believe we are leading the U.S. market in terms of investment into fuel recycling technologies.

In 2017, we signed a non-binding Memorandum of Understanding with the DOE related to fuel and siting for an advanced reactor deployment at INL. In 2020, INL announced that we were selected for the opportunity to access recycled fuel material to fuel that reactor. We believe this award uniquely positions us among advanced fission developers that use HALEU as the only company with access to fuel for our first commercial deployment. Additionally, in 2021, we signed a non-binding Letter of Intent with Centrus to cooperate in the development of a production facility for HALEU, which we believe will support the commercialization of our advanced fission plants. In August 2023, we took a step toward this goal by entering into a memorandum of understanding with Centrus, which in part contemplates a definitive agreement under which we would purchase HALEU from Centrus’s planned Piketon, Ohio facility. We are currently working with potential customers for a number of plants in the near-term, and the expected financing arrangements for these multiple deployments is expected to include financing for the fuel for each plant. As such, in contrast with developers focused on one or two large plants over the next decade, we believe that by having many nearer term financed deployments we have the capability for large-scale fuel procurement which may accelerate our capability to establish a fuel supply chain.

In addition to our approach to establishing fuel supply chain through the financing of multiple plants, we believe we can significantly reduce our long-term fuel costs by fueling reactors with recycled used nuclear fuel waste. We have designed the Aurora powerhouse product line to run on both fresh HALEU and recycled fuel. The ability to utilize recycled nuclear fuel is important because it unlocks a supply of currently available fuel material, potentially reducing our reliance on new fuel enrichment facilities beginning operation. Additionally, recycled nuclear fuel waste material does not require enrichment, which eliminates a challenge with the supply chain of HALEU. There are about 90,000 metric tons of used fuel that have been generated by the U.S.’s operating reactors, which is currently considered waste but which, according to our estimates, could power the U.S. for over 100 years using fast fission technology. This used fuel is currently stored at great cost to utilities and other service providers.

The ability to use recycled fuel is unique to fast fission technologies. Recycling fuel was already demonstrated decades ago at the EBR-II by the U.S. government for the same fuel that we employ. Furthermore, used EBR-II fuel is actively being recycled now for use in the Aurora powerhouse at INL as part of the fuel material award from INL.

We are actively working to commercialize the recycling technology used to recover the EBR-II fuel. Our leadership in the development of recycling technology and progress toward commercialization is exemplified by our selection by DOE and DOE Advanced Research Projects Agency-Energy (“ARPA-E”) for four different cost-share projects related to recycling. These projects are funded by the DOE Technology Commercialization Fund (“TCF”), the ARPA-E CURIE program, the ARPA-E OPEN program, and the ARPA-E ONWARDS program.

Technology

Our powerhouses are designed to generate energy through fast fission technology, which has operated for hundreds of reactor-years globally. Our powerhouses are designed to be small, and use largely prefabricated components, are powered by compact, non-pressurized reactors with minimal moving parts, generally use common materials and commercially available power-generating equipment, and use less than two acres of land. Despite their small size and footprint, a single powerhouse can provide sufficient electricity to power thousands of homes.

Inspiration and Proven Technology

We believe that we are one of the only companies in the advanced fission industry that is leveraging technology that has been used for decades at the size range of our intended heat or power output. This approach is an important part of our business strategy to reduce technological risk in the service of rapid commercialization. By leveraging extensive U.S. government investments to demonstrate this technology via multiple operating reactors over decades, we believe we can avoid the long delays associated with building and operating scaled prototypes to demonstrate a technology and obtain the necessary data to support deployment and licensing. Qualified experimental data is essential to the successful licensing of a new reactor technology, and a significant experimental dataset exists for fast fission technology because of the substantial investments by the U.S. government. Starting in 2016, we began working with national labs through DOE-funded efforts to qualify portions of this data for use in licensing. In this way, instead of spending considerable resources in fundamental research and development, we have been able to focus our efforts on key, targeted research and development, and on reducing deployment risk associated with tasks such as licensing, developing a supply chain, construction, and operation.

The Integral Fast Reactor (“IFR”) program and the Fast Flux Test Facility (“FFTF”) are two examples of prior research and development we are building on. The IFR program was a program supported by DOE to demonstrate closing the nuclear fuel cycle, which refers to recycling and reusing nuclear fuel, and to prepare for commercialization of metal-fueled fast fission power plants. For example, the IFR program recycled around 35,000 fuel elements, produced 366 subassemblies, assembled 66 control and safety rods, performed over 30,000 irradiation tests, operated for over 30 years, generated over 2 billion kilowatt-hours of electricity, and sold power to the grid. The FFTF was the most heavily instrumented fast fission test reactor in the world, and its primary mission was to test full-size nuclear fuels and components typical of those to be found in a commercial fast fission reactor, which uses a liquid metal coolant. FFTF was considered highly successful by industry experts and demonstrated outstanding performance during the 10 years of reactor operation and nearly 20 years of plant system (including the sodium systems) operation.

The IFR program demonstrated the inherent safety characteristics of metal-fueled fast fission reactors, the reactor type that our Aurora product line is designed to use, in particular through a series of landmark tests at EBR-II in the 1980s. These tests were based on hypothesized extreme nuclear accidents and showed that the EBR-II fast fission reactor technology can preclude significant damage and that system safety is bolstered by the inherent characteristics of the system. For example, most operating water-cooled reactors generally need pumps to activate in order to circulate cooling water after shutdown to prevent melting of the fuel. This means that the pumps, the generator supplying power to these pumps, the power supply system, and the activation systems, among other systems, all must be safety-grade, and all must actively function to assure safety. The EBR-II tests showed that metal-fueled, liquid-metal-cooled fast fission reactors, similar to our design, only need inherent characteristics such as thermal expansion of metal and other fundamental physical characteristics to mitigate potential damage in the case of loss of cooling and loss of function of shutdown systems.

Strategically Small Size

We designed our powerhouses to be smaller than prior commercial nuclear deployments, both in terms of footprint and power output, to attempt to avoid infrastructure challenges. Historically, the largest contributor to levelized cost of electricity from nuclear power plants has been the costs of financing the multi-billion-dollar infrastructure projects, which can be compounded by costs of any delays in construction or production. As a project grows in cost and complexity, or large or specialty parts become required, the logistics of the project and the variables affecting success increase exponentially. We believe that for the nuclear industry to achieve economies of scale, smaller, more simplified plants are essential.

Our initial focus is on developing reactors that produce 15 MWe or less, but we expect that the Aurora product line will eventually include powerhouses that can produce up to 50 MWe. The strategic focus on these small reactors is expected to help reduce complexity and cost. The expected cost of our 15 MWe plants is less than $60 million, and the target construction time is less than 1 year; in comparison, the most recent U.S. commercial nuclear power plant deployment of two large 1,100 MWe light water reactors was projected to cost more than $30 billion and to take more than 10 years of construction time. We believe that our initial focus on small powerhouses makes us uniquely advantaged because we do not require massive amounts of government funding to deploy them.

The following illustration of an Aurora powerhouse shows our anticipated modern design and its relatively small size when compared to currently operating nuclear power plants.

Modern Design Approach

We have focused on utilizing modern design methods, including modern software tools for design version control, digital twins, machine learning, and artificial intelligence to rapidly iterate on design parameters. We also utilize digital quality controls and documentation, which enable advanced tracking of safety functions through all phases of component design, procurement, testing, and maintenance. We believe these investments in modern software can improve safety and quality assurance, make our design process more efficient, provide for improved documentation, and ultimately facilitate more efficient operations, maintenance, and scalability of our powerhouses. Our team includes exceptional software engineers with experience from leading software development companies in Silicon Valley. This talent has enabled exceptional capabilities in terms of our modern design approach as well as our documentation and quality assurance practices.

Our modern design methods differ from the legacy methods in the existing nuclear industry, which generally do not utilize modern computing or design methods. For example, many older operating nuclear power plants do not utilize electronic records for quality assurance. This means that essential quality assurance records which are used to monitor the safety of the legacy plants are kept on paper, requiring revisions to be physically transported and stored in physical locations. This creates complications in managing change control related to safety systems in these large historical plants. The capability to track the safety-related function of those components in real time is often essentially nonexistent, and if a safety-related component needs to be revised, the analysis must be redone by the designer to approve a revision. This is then documented on paper, sometimes physically mailed to the regulator, any related engineering services provider, the utility, among others. This approach is costly and can make it very difficult for incumbents in the nuclear industry to ensure quality. By contrast, our approach is designed to tie key functions to key components and to the testing and maintenance of those components throughout the life of the plant. Design decision points are documented as version-controlled instances with documented approval processes so that every component’s design has a clear pedigree and modifications are integrated only after undergoing a rigorous process.

Targeting Streamlined Deployment

The Aurora product line is designed to be constructed and operated at a wide range of sites. Because of the compact nature of the powerhouses and the minimal land and resources they require, we have increased site selection flexibility compared to traditional nuclear power plants. For example, our powerhouses do not need to be sited next to bodies of water like most existing nuclear power plants and many of the larger small modular reactor designs, opening a large site selection area and serving potential customers that seek a high degree of localization. The following are illustrations of an Aurora powerhouse site showing building internals (left) and the finished exterior (right):

Minimal site preparation is expected to be required before we install a powerhouse. The logistics for the site are designed to be simpler, since all components can be transported by truck and can be lifted by typical cranes. Additionally, we believe a relatively small labor force will be required for construction to help prevent overruns and overages.

We are designing our reactors to be largely automated to minimize the need to individually license human reactor operators by the NRC, thereby significantly reducing the cost of operation. The control mechanisms and instrumentation for reactor automation in our powerhouses are similar to those previously used for reactor technologies and are commercially available. We believe that we will benefit from the existing supply chain and the experience of previously operating reactors while also leveraging modernized sensors and software to improve on past designs and enable this level of automation.

We selected metal-fueled fast reactors as the technology for the Aurora product line for many reasons, but in particular for their extensive operating history. Metal fuel has operated for more than 30 years in the U.S. and has been extensively characterized and qualified for over 50 years, demonstrating its readiness for commercial deployment. We believe that this readiness will help us obtain an NRC license faster than we would with a less-proven technology. We also believe that metal-fueled fast reactors will have lower production costs, in part because of the improved cost economics of metal fuel fabrication. Metal fuel is easy to fabricate compared to alternatives such as tri-structural isotropic particle fuel and we believe it will be significantly cheaper.

To pilot our fabrication process, we partnered with INL for initial casting investigation of the Aurora fuel and prototyping. INL created molds for our specific fuel geometry and used a billet casting furnace to cast several Aurora fuel elements. Additionally, using metal fuel in our powerhouses means that we anticipate that we can operate for longer periods of time without refueling than the currently operating light water reactors in the U.S. This will lead to better fuel utilization and a reduction in fuel movements and transportation, increasing security and decreasing capital and operating costs. The following is an illustration of the Aurora reactor module (left) and section view of the module showing internal components (right):

Today’s nuclear reactors generally use about 5% of their fuel. Our fast reactors are designed to use fuel that has been recycled multiple times. Coupling our fast fission plants with fuel recycling technology means we could use as much as 90% of the usable nuclear fuel, producing more clean energy while reducing the amount of material that requires ultimate disposal.

Growth Strategies

Our key strategies to grow our business include the following:

●	Scalable regulatory approach — We believe our licensing strategy will enable us to accelerate deployment by reducing the regulatory burden for follow-on units. When approved, we believe our reference custom combined license, which will cover all aspects needed to build and operate a plant, including an environmental report, can become a reference point for subsequent custom combined licenses, with changes relating to siting parameters unique to each new powerhouse location. We believe this reference and subsequent combined license approach is a licensing strategy currently unique to us, and we believe it will be key to enabling efficient regulator reviews.
●	50 MWe Aurora powerhouse and other expansions to and variants of the Aurora product line — We are continuing to develop the reactor technology powering the Aurora and intend to scale it to 50 MWe for future deployments. We intentionally start small because we believe that we can more easily reduce artificial costs and demonstrate our approach with our initial powerhouse design. However, the larger power output can potentially unlock additional markets, while providing the opportunity for higher return on investment due to increased economy of scale. We have long-term plans to develop even larger powerhouses as well as high-resiliency variants of the Aurora product line to serve customers with unique resiliency needs.
●	Development of new products — It is key to our design approach and product development strategy to start with our initial Aurora powerhouse product and build off of that to design more economically compelling products that address larger markets, while also working to integrate the supply chain and thereby enable mass production.

●	New revenue streams from recycling — We believe our recycling approach has the potential to create additional revenue streams. These could potentially include the sale of used fuel management services, byproducts and specialty isotopes, and recycled fuel.
●	Geographic expansion — Our initial target market is the United States, as we believe there is stronger potential customer demand and government support, and because we believe U.S. regulatory approval provides a strong springboard to international deployment. We have significant customer interest internationally, and we expect that interest to grow following our initial commercial operations.

Potential Customers

We are targeting a number of specific markets that are potentially a strong fit for our Aurora product line. These markets include data centers, national defense, factories, industrial customers, off-grid and rural customers, and utilities. We believe our solution is a good fit for potential customers in these markets because it will be clean, reliable, and affordable, and we believe this fit is supported by our non-binding letters of intent with potential customers to provide over 700 MWe. A portion of expressed customer interest to date is not site dependent, and we expect a strong fit with unaddressed off-grid use cases. We believe the siting flexibility of the Aurora is beneficial because our powerhouses could be located near customers and where state and local laws are favorable for deployment.

Of our work with customers, we have so far announced the following potential powerhouse deployments:

●	Idaho National Laboratory — We have a site permit granted by DOE, and fuel awarded by INL for the Aurora INL project, for one 15 MWe plant targeting deployment in 2026 or 2027.
●	Southern Ohio Diversification Initiative — We announced a partnership with the Southern Ohio Diversification Initiative in May of 2023, which includes plans to deploy two 15 MWe plants in Southern Ohio.
●	Centrus — We announced a memorandum of understanding with Centrus. This memorandum of understanding contemplates several potential collaborative programs, including Oklo’s purchase of HALEU from the production facility that Centrus is planning to build in Piketon, Ohio and Centrus’ purchase of electricity from Aurora powerhouses that Oklo would build in Piketon, Ohio.
●	Eielson Air Force Base — We announced that the Defense Logistics Agency Energy on behalf of the United States Air Force issued a Notice of Intent to Award a contract to Oklo to provide power and heat at the Eielson Air Force Base as part of the Air Force’s micro-reactor pilot program.

Competition

Our competitors include other power generation technologies, including traditional baseload power producers, other advanced nuclear technologies, renewables with or without storage, advanced energy storage, fossil fuels with carbon capture, and combinations of these technologies.

●	Traditional baseload — Traditional baseload power includes natural gas, coal, oil and large-scale nuclear.
●	Fossil fuels with carbon capture — Fossil fuel sources provide firm, baseload power, but require carbon capture technology to provide clean power. Carbon capture has not been demonstrated to be scalable to meet the need.
●	Renewables with or without energy storage — Wind and solar provide clean energy but cannot provide firm, baseload energy due to their intermittency. When paired with energy storage, they can provide a more dispatchable energy supply, but battery storage technology has not been demonstrated to be scalable or cost-effective to meet the need today.
●	Other advanced nuclear reactors — There are several advanced reactor technologies in various stages of development, including high-temperature gas reactors, molten salt reactors, fusion technologies, and advanced light water reactor designs.

Research, Development, and Testing

While we are focused on deploying proven technology, leveraging the significant investments in research and development by the U.S. government, we have worked with external partners on valuable development and testing projects that help to advance our commercial interests.

We have worked with DOE on various projects throughout our history. Since 2016, we have cost-shared with DOE to invest funds into national laboratories to support various activities, including fabricating fuel prototypes, software development, data qualification, and performing heat transport tests as part of the Gateway for Accelerated Innovation in Nuclear (“GAIN”) program. These projects beneficially allow for companies to provide cost-share and propose direction of DOE funding of R&D at national laboratories, which allows for simple contracting structures, efficient project launches and timelines, and minimal accounting burden for the proposing company since the funding is not received by the company but rather the national laboratory. In total, we have participated in six GAIN projects involving three different national laboratories.

One example of a key GAIN project that is currently underway is a project with Argonne National Laboratory (“ANL”). We were the first company to utilize the Thermal Hydraulic Experimental Test Article (“THETA”), which is a scaled model of the primary coolant loop of a technology similar to ours, installed at ANL’s Mechanism Engineering Test Loop (“METL”) sodium test facility. We have worked with ANL since 2021 to develop and execute a test program to provide high-resolution and high-quality thermal-hydraulic experimental data in a wide range of conditions of interest to us, with test conditions selected based on relevant scenarios for the Aurora product line. This data provides validation datasets for systems-level and high-fidelity analysis tools related to better quantification of the operating margins of our designs. This improved quantification may enable a future reduction in necessary thermal-hydraulic design margin, allowing our reactors to operate at higher temperatures and higher powers, thereby improving economics and expanding the addressable market.

Intellectual Property

The fundamental underlying technology we use was developed in the 1960s and through the 1990s, including as part of the IFR program. As such, the general technological approach is public knowledge and all original, fundamental patents from that era have since expired. Nevertheless, intellectual property (“IP”) is an essential differentiator for our business, and we seek protection for our IP whenever possible. We rely upon a combination of patents, copyrights, trade secrets, and trademark laws, along with employee and third-party nondisclosure agreements and other contractual restrictions to establish and protect our proprietary rights. We continually review our development efforts to assess the existence and patentability of new IP. As of July 2023, we have one issued patent and five patent applications pending in the United States. The technology is also export controlled by the U.S. government.

Additionally, we protect our intellectual property in the form of trade secrets. We believe this IP strategy has allowed us to move more quickly by not spending excessive time and resources in the patenting process and has ultimately allowed us to protect information more effectively. Additionally, because we are unique compared to many other nuclear reactor developers in that we have not taken government funding to develop our reactor technology, we are not subject to the governmental requirements and considerations for patenting and share in IP rights with the government. No infringement or trade secret misappropriation has occurred to our knowledge.

We also pursue the registration of our domain names and trademarks and service marks in the United States and in some locations abroad. To protect our brand, as of July 2023, we have three pending applications.

Employees and Human Capital

We have a highly technical and founder-led team. Co-founders Jacob DeWitte, our Chief Executive Officer, and Caroline Cochran, our Chief Operating Officer, have approximately 20 years and 15 years of experience in nuclear technology, respectively. Their experience includes graduate degrees in nuclear engineering from the Massachusetts Institute of Technology and prior roles in industry and the DOE.

As of June 30, 2023, Oklo had 48 full-time employees, across 15 different states in the United States. Our team members have 6 Ph.D.s and 16 master’s degrees in engineering or science. We also have four employees who were formerly NRC staff members, cumulatively representing decades of NRC experience.

Our employees are at the heart of our success and are the driving force behind our company. We actively seek out individuals with exceptional technical and specialized expertise to ensure our technical rigor and excellence. Our team is generally made up of people who are personally passionate to work on our mission, often motivated by the desire to work on solutions to climate change or to support human prosperity, which leads to exceptional teamwork and dedication beyond that inspired by a typical workplace.

As much as we invest in attracting top talent, we are dedicated to their well-being and retention. We place a strong emphasis on promoting wellness initiatives within our organization. These efforts include comprehensive company-sponsored health benefits, insurances, and wellness stipends to a range of wellness programs.

Treating our employees with dignity and respect is nonnegotiable. We believe in fostering a workplace culture that values each individual’s contribution, celebrates diversity, and encourages open dialogue. We are proud to offer fair, competitive, and equitable compensation packages and even extend the option for ownership in the company for those who desire it.

Fostering a culture of recognition and appreciation of our employees’ dedication and hard work cultivates a sense of pride and camaraderie among our workforce, leading to a motivated and engaged team. We believe that investing in our employees and their well-being creates a positive and dynamic work environment, ultimately fueling our success.

At our core, we embrace diversity in thought, experience, perspectives, backgrounds, and capabilities as a catalyst for innovation. We believe this diversity enhances the quality of solutions delivered by our team, knowing that varied viewpoints lead to superior outcomes. Our unwavering commitment to an inclusive culture empowers us to create a work environment that cherishes diverse opinions, values individual skills, and celebrates the unique experiences of our employees. Our team includes significant diversity: 25% of our full-time employees are women, including one of our founders, and approximately 21% belong to historically underrepresented groups. Although the nature of our business is specialized, we have been able to recruit and grow talent with diverse backgrounds. Our team members come from startups, Fortune 500, and global companies and have experience in many industries, including nuclear power, aerospace, automotive, and technology.

Facilities

We have offices in each of Santa Clara, CA, and Washington D.C. Our office in Santa Clara is our corporate headquarters and consists of approximately 7,350 square feet of office space that houses our executives and engineering and operations team members. Our Washington D.C. office consists of approximately 200 square feet of dedicated office space as well as shared conference room and other amenities and houses our government affairs team.

We believe our existing facilities are adequate for our current needs. We are actively evaluating U.S. sites to add new facilities or expand existing facilities as we add employees and expand our operations in the future. We believe suitable additional space will be available on commercially reasonable terms to accommodate our future growth.

Government Regulation

Power plants of any type are often subject to an array of occasionally lengthy approval processes — for instance, local or state approvals, regulated utility approvals, independent system operators, and the Federal Energy Regulatory Commission (“FERC”) approvals. In the case of nuclear power plants, the federal NRC licensing process is the governing process, and the rigor of this federal process largely supersedes state or local requirements. Many customers are interested to know how many hurdles exist within the broader regulatory space.

As described in the regulatory section, the NRC serves as the lead agency for the review and licensing of commercial nuclear power plants. The review is made up of two primary subject areas: a safety review and an environmental review. During the environmental review, the NRC consults with collaborating federal agencies, state, local, and tribal authorities to ensure the relevant parties are aware of and acknowledge the licensing actions being considered. In certain cases, individual states may have additional regulations related to the construction and operation of the nuclear power plant. The environmental review requires the NRC to consider any state, local, and tribal stakeholders. State-level authorities, such as those controlling water access permits and state public utility commissions require compliance by a nuclear power plant if the plant requires water or connects to the electric grid. Notably, as Oklo does not anticipate requiring significant local water resources for every powerhouse deployment, Oklo does not necessarily require permitting by state-level environmental agencies for water accessibility. Additionally, many of the Aurora powerhouse customers do not involve connection to a broader grid and/or an interstate grid, and in such cases, it is expected that the plant would not fall within FERC jurisdiction.

The NRC licensing process also includes a hearing opportunity where members of the public with standing have an opportunity to present arguments for why the licensing action should not be allowed. We expect that the number of people or organizations with standing will be minimal because of the minimal emergency planning zones, especially when compared to traditional nuclear power plants, and that reduces the scope of those whose interest might be affected by the licensing action. In addition, state, local, and tribal challenges are expected to be significantly lower in comparison with most traditional nuclear power plants. A small case study was provided in our previous application submittal. The NRC’s acceptance of the application for review initiated a time period for public intervention. No petitions to intervene were submitted during the time period, and only an anomalous petition to deny the application was received, outside of the time period, not by any local community member — and this was unanimously thrown out by the NRC. State or local regulators may also require permits or licenses for an Aurora powerhouse or other Oklo commercial facilities.

Export Controls

Our business is or will be subject to, and complies with or will comply with, to certain stringent U.S. import and export control laws, including the Export Administration Regulations from the Bureau of Industry and Security which is part of the U.S. Department of Commerce (“Commerce”), regulations issued by DOE and regulations issued by the NRC. The regulations exist to advance the national security and foreign policy interests of the United States and to further its nonproliferation policies. Export of nuclear technology, also known as technical data, as well as the assistance of U.S. persons to foreign nuclear programs is controlled by DOE under 10 CFR Part 810, whereas the import and export of commodities associated with nuclear technologies is controlled by the NRC under 10 CFR Part 110. Commerce regulates certain “dual use” items, as well as associated foreign assistance. Governmental authorizations may be required before we can export technology, equipment or materials, our services, or to collaborate with foreign entities.

The U.S. government agencies responsible for administering the nuclear export control regulations have a degree of discretion interpreting and enforcing these regulations. These agencies also have significant discretion in approving, denying, or instituting specific conditions regarding authorizations to engage in controlled activities.

Legal Proceedings

From time to time, we may be subject to various claims, lawsuits and other legal and administrative proceedings that may arise in the ordinary course of business. Some of these claims, lawsuits and other proceedings may range in complexity and result in substantial uncertainty; it is possible that they may result in damages, fines, penalties, non-monetary sanctions, or relief. We currently do not have any claims, lawsuits, or proceedings against us that, individually or in the aggregate, would be considered material to our business or likely to result in a material adverse effect on our future operating results, financial condition, or cash flows.

OKLO’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information that Oklo’s management believes is relevant to an assessment and understanding of Oklo’s consolidated results of operations and financial condition. The discussion should be read together with the historical audited annual consolidated financial statements as of and for the years ended December 31, 2022 and 2021 and the unaudited consolidated financial statements as of and for the six months ended June 30, 2023 and 2022 and the related respective notes that are included elsewhere in this proxy statement/prospectus/consent solicitation statement. The discussion and analysis should also be read together with the unaudited pro forma condensed combined financial information in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.” This discussion contains forward-looking statements based upon Oklo’s current expectations, estimates and projections that involve risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements due to, among other considerations, the matters discussed in the sections entitled “Risk Factors — Risks Related to Oklo’s Business and Operations Following the Business Combination” and “Cautionary Note Regarding Forward-Looking Statements.” Unless the context otherwise requires, all references in this section to “Oklo,” the “Company,” “we,” “us,” “our,” and other similar terms refer to the business of Oklo and its subsidiaries prior to the consummation of the business combination, which will be the business of the Post-Closing Company following the consummation of the business combination.

Overview

We were founded in 2013 with the goal of revolutionizing the energy landscape by developing clean, reliable, affordable energy solutions at scale. We believe that global demand for reliable, clean energy is growing rapidly and the International Energy Agency estimates that new policies in major energy markets will propel an expected $2 trillion to be spent on new clean power generation globally by 2030. We are pursuing two complementary tracks to address this demand: providing reliable, commercial-scale energy to customers and selling used nuclear fuel recycling services to the U.S. market.

We are developing next-generation fast fission power plants called “powerhouses.” In our differentiated build, own, and operate business model, we plan to sell power in the forms of electricity and heat directly to customers, which we believe can allow for fast-tracked customer adoption. In addition, we believe we are a pioneer in the nuclear industry in the development of fuel recycling capabilities, which can unlock the energy content of used fuel; we also believe this business unit can complement our market position by vertically integrating and securing our fuel supply chain.

The fast fission technology we are working to commercialize was demonstrated by the Experimental Breeder Reactor-II (“EBR-II”), a fast fission plant that was operated by the U.S. government for 30 years. Our powerhouse product line, called the “Aurora,” builds on this legacy of proven and demonstrated technology. Our Aurora powerhouse product line is designed to be inherently safe, to be able to run on fresh or recycled fuel, and to produce 15-50 megawatts electric (“MWe”). Because the Aurora powerhouses are designed to operate by harnessing the power of high-energy, or “fast,” neutrons, they will be able to tap into the vast energy reserves remaining in existing used nuclear fuel from conventional nuclear power plants, which is currently considered nuclear waste. We estimate there is enough energy in the form of nuclear waste globally to meet the projected U.S. demand for electricity for 100 years with fast fission power plants.

We have achieved several significant deployment and regulatory milestones, including securing a site use permit from the U.S. Department of Energy (“DOE”) for the Idaho National Laboratory (“INL”) site and a fuel award from INL for a commercial-scale Aurora powerhouse in Idaho. We have announced plans for two additional Aurora powerhouses in southern Ohio and have a robust pipeline of potential customer engagements across a number of industries, having signed non-binding letters of intent that we believe could result in the deployment of Aurora powerhouses totaling over 700 MWe in capacity. The early market interest in our solutions exemplifies the potential demand for our size range of powerhouses and differentiated business model. Our first powerhouse is targeted for deployment in 2026 or 2027.

Our Business Model

Our primary product will be the energy produced from our Aurora powerhouses once operational. Our planned business model is to sell the energy to customers via power purchase agreements (“PPAs”), as opposed to selling our powerhouse designs. This business model allows for recurring revenue, the opportunity to capture profitability upon improved operational efficiency, and enables novel project financing structures. This business model sets us apart from the traditional nuclear power industry, other companies in the advanced fission industry, and other larger scale energy types such as natural gas. Selling power via PPAs is a common practice within the renewable energy sector and indicates that this business model could be feasible for power plants within the size range targeted by our Aurora product line (i.e., starting with 15 MWe and ranging upward to anticipated sizes of 50 MWe).

The traditional nuclear power industry comprises developers of large (ranging from approximately 600 MWe to over 1,000 MWe) light water reactors who sell or license their reactor designs to large utilities who then construct and operate the nuclear power plant. The developer’s focus on regulatory approval of the design may lock in certain lifecycle regulatory costs that are realized by the owner-operator during construction and operations. As a result, lifecycle cost implications are generally not addressed cohesively between the developer and the owner-operator, and the regulatory strategy does not holistically implement the lifecycle benefits of the technology’s inherent safety characteristics. To date, the advanced fission industry is largely following the historical blueprint of developers seeking design certifications or approvals, and utilities bearing the future burden of licensing. While there are a number of advanced reactor designers developing smaller sized reactors than those traditionally used in the nuclear power industry, most of these developers are generally pursuing regulatory approval of groupings of these smaller reactors as part of singular larger plants, sizes of 200 MWe and up to 1,000 MWe.

In contrast, we plan to be the designer, builder, owner, and operator of our powerhouses and plan to focus on small-scale powerhouses (15 MWe to 50 MWe). As a result, we have an incentive to relentlessly focus on the full lifecycle of a safe, well-maintained, cost-effective powerhouse and holistically implement the benefits of an inherently safe, simple design. We expect this approach to enable us to reduce and manage lifecycle regulatory and operating costs in an integrated fashion, as opposed to the historical model used in the nuclear power industry that divides the incentives and responsibilities between the developer and the utility.

Selling electricity under PPAs follows an established revenue model in global power markets. While this model is more typically used for renewable energy solutions, we believe it is a compelling model for us because of the relatively small size and the lower expected capital costs of our powerhouses, when compared with other nuclear power plants. In addition, our model is designed to generate recurring revenue in a way that the traditional licensing model does not. For example, in the traditional technology licensing model, after the sale of the design, recurring revenue is dependent upon the sale of service contracts, including fuel services, which may result in prices being undercut by intermediaries. We expect our powerhouses to be profitable from the first year of operation due to our anticipated favorable unit economics. We also believe this approach will drive unit growth and allow us to ultimately launch higher output versions of our powerhouses.

We believe that our potential customers want to buy power, rather than own or operate power plants, and will prefer affordable solutions that meet their environmental and operational goals. We plan to further accelerate customer adoption by offering minimal to potentially zero upfront costs and quick delivery times. With non-binding letters of intent from potential customers for over 700 MWe, we believe our powerhouses are an ideal fit for target markets in decentralized use cases such as data centers, national defense, factories, industrial customers, off-grid and rural customers and utilities.

In addition to selling power under PPAs, we believe we have an embedded opportunity to enhance our mission with our advanced nuclear fuel recycling technology. We are actively developing nuclear fuel recycling capabilities with the goal of deploying a commercial-scale fuel recycling facility in the United States by the 2030s. Used nuclear fuel waste still contains more than 90% of its energy content, and we believe there is enough energy in the form of used nuclear fuel globally to power the expected electrical needs in the United States for 100 years with fast fission power plants. More than 90,000 metric tons of used nuclear fuel waste have been generated since 1950, and an additional 2,000 metric tons are generated every year. Currently, other countries recycle used nuclear fuel waste, but the United States does not, and there is an enormous opportunity to do so. Our reactors are specifically designed to run on either fresh or recycled nuclear fuel, and nuclear fuel recycling could provide future margin uplift for our power sales business, as well as the potential for new revenue streams.

The Business Combination

Oklo entered into the Merger Agreement on July 11, 2023. If the business combination is approved by our stockholders and by AltC’s stockholders, and the conditions outlined in the Merger Agreement and other customary closing conditions are satisfied or waived, Oklo will merge with Merger Sub, with Oklo surviving as a wholly-owned subsidiary of AltC.

The business combination is anticipated to be accounted for as a reverse recapitalization. Oklo will be the deemed acquirer for accounting purposes and the Post-Closing Company will be the successor SEC registrant, meaning that Oklo’s financial statements for previous periods will be disclosed in the Post-Closing Company’s future periodic reports filed with the SEC. Under this method of accounting, AltC will be treated as the acquired company for financial reporting purposes. Upon consummation of the business combination, the most significant change in the Post-Closing Company’s future reported financial position and results are expected to be an estimated increase in cash and cash equivalents to approximately $79.4 million in the $125 Million Scenario and to approximately $257.2 million in the No Redemption Scenario. Total direct and incremental transaction costs of AltC and Oklo are estimated at approximately $45.6 million and will be treated as a reduction of the cash proceeds, with $12.5 million deducted from additional paid-in capital for equity issuance costs and the remaining balance expensed through accumulated deficits. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” for further information.

As a result of the business combination, Oklo will become the successor to a publicly traded company, which will require the hiring of additional personnel and implementation of procedures and processes to comply with public company regulatory requirements and customary practices. The Post-Closing Company will be classified as an emerging growth company, as defined under the Jumpstart Our Business Startups Act (the “JOBS Act”), which was enacted on April 5, 2012. Upon completion of the business combination, the Post-Closing Company will be provided certain disclosure and regulatory relief, provided by the SEC by virtue of the JOBS Act, as an Emerging Growth Company.

Key Factors Affecting Our Performance

We believe that our future success and financial performance depend on a number of factors that present significant opportunities for our business, but also pose risks and challenges, including those discussed in the section of this proxy statement/prospectus/consent solicitation statement titled “Risk Factors.”

Product Development Plan

We plan to leverage the next-generation fast fission powerhouses that we are developing in order to sell power to a variety of potential customers, including data centers, national defense, factories, industrial customers, off-grid and rural customers and utilities.

Commercial deployment of any advanced fission power plant requires obtaining regulatory approvals for design, construction, and operation. Our regulatory strategy has been focused on a custom combined license application. We submitted an initial custom combined license application with the NRC in March 2020, which was denied without prejudice in 2022, and we are working toward submitting an updated custom combined license application for review. In March 2020, we became the first advanced fission company to submit a custom combined license application, and we remain the only such company to do so. It is uncertain when, if at all, we will obtain regulatory approvals for the design, construction and operation of any of our powerhouses. Our financial condition and results of operation are likely to be materially and adversely affected if we do not obtain such approvals and to the extent this process takes longer or costs more than we expect.

Additionally, we plan to be the designer, builder, owner, and operator of our powerhouses and plan to focus on small-scale powerhouses (15 MWe to 50 MWe). As a result, we have an incentive to relentlessly focus on the full lifecycle of a safe, well-maintained, cost-effective powerhouse and holistically implement the benefits of an inherently safe, simple design. We expect this approach to enable us to reduce and manage lifecycle regulatory and operating costs in an integrated fashion, as opposed to the historical model used in the nuclear power industry that divides the incentives and responsibilities between the developer and the utility. However, this model exposes us directly to the costs of building, owning and operating our powerhouses. Our cost projections are heavily dependent upon fuel and raw materials (such as steel), equipment and technical and construction service providers (such as engineering, procurement, construction firms). The global supply chain, on which we will rely, has been significantly impacted in recent years by inflation, instability in the banking sector, war and other hostilities, the COVID-19 pandemic and other economic uncertainties, resulting in potential significant delays and cost fluctuations. Similar developments in the future may impact our performance from both a deployment and cost perspective.

Plan of Operations

To further our target of deploying our first powerhouse no later than 2027, during the remainder of 2023 and in 2024 we will be engaged in the following activities, including, but not limited to the following key initiatives:

●	Progress regulatory approval with the Nuclear Regulatory Commission (“NRC”) including a Pre-Application Readiness Assessment for our next Combined Operating Licensing Agreement (“COLA”), expected to begin in the first half of 2024.

●	Initiate regulatory pre-application related activities with the NRC for licensing of commercial fuel fabrication.
●	Continue work related to fuel recycling such as pre-application regulatory alignment efforts with the NRC, research and development both independently and in conjunction with the DOE focused on facility and process design.
●	Work with INL on fuel manufacturing, including preparation of documentation for regulatory review and finalization of the facility design.
●	Advance partnerships related to fuel enrichment, fuel fabrication, and other key supply chain elements, as well as other procurement activities to expand our fuel sourcing supply chain.
●	Execute on key non-fuel elements of our supply chain including, steam turbine generator sourcing, steel, and other construction inputs.
●	Progress engineering procurement & construction negotiations for construction of Aurora powerhouses.
●	Initiating site preparation for announced facilities at the INL, and Piketon, Ohio as well as progressing similar plans at the Eielson Air Force Base in Alaska.
●	Negotiate and execute additional letters of interest to purchase power and power purchase agreements with potential multiple customers.
●	Continuing to hire additional personnel and implement processes, and systems necessary to deliver our business strategy.

For the six months ended June 30, 2023, our total operating expenses were $6.7 million. While our 2024 business plans and budget are in the process of being finalized, based on our current estimations we expect our total operating expenses for 2024 to be in the range of $35.0 to $55.0 million.

Nuclear Energy Industry

The nuclear energy industry operates in a politically sensitive environment, and the successful execution of our business model is dependent upon public support for nuclear power, in general, in the U.S. and other countries. Recently, the U.S. government has indicated through bipartisan action that it recognizes the importance of nuclear power in meeting the United States’ growing energy needs. However, the current political environment in the U.S. could change at any time, including in response to events and circumstances over which we exercise no control and the perception of such events and circumstances. Additionally, opposition by third parties could delay the licensing that our business model requires. As a result, our performance will depend in part on factors generally affecting the views and policies regulating nuclear energy industry, which we cannot predict over the long term.

Key Components of Results of Operations

Operating Expenses

Oklo’s operating expenses consist of research and development and general and administrative expenses:

Research and Development

Research and development (“R&D”) expenses represent costs incurred to develop our technology. These costs consist of personnel costs, including salaries, employee benefit costs, bonuses and share-based compensation expenses, software costs, computing costs, hardware and experimental supplies, and expenses for outside engineering contractors for analytical work and consulting costs. We expense all R&D costs in the periods in which they are incurred, however, occasionally the reimbursement would be received in the following period.

Oklo has several recycling technology projects awarded as R&D cost-share projects through the Department of Energy’s Advanced Research Projects Agency — Energy (“ARPA-E”) and the DOE Technology Commercialization Fund (“TCF”). The TCF

project does not involve any funds being reimbursed to Oklo. A budget was initially approved for each of these cost-share projects, and as certain expenses are incurred, such expenses are reported to ARPA-E and then a pre-determined percentage of such expenses are reimbursed by ARPA-E back to Oklo. The expenses are categorized as R&D expenses which are then partially reimbursed.

General and Administrative

Our general, and administrative (“G&A”) expenses primarily comprise various components not related to R&D, such as personnel costs, regulatory fees, promotion expenses, costs associated with maintaining and filing intellectual property, meals and entertainment expenses, travel expenses, and other expenditures related to external professional services including legal, engineering, marketing, human resources, audit, and accounting services. Personnel costs include salaries, benefits, and share-based compensation expenses. As we continue to grow and expand our workforce and operations, and in light of the increased costs associated with operating as a public company, we anticipate that our G&A expenses will rise for the foreseeable future.

Other Income (Loss), Net

Other income (loss), net consists of miscellaneous income sources such as interest income, other miscellaneous income, and the remeasurement gains and losses related to simple agreements for future equity (“SAFEs”).

Income Taxes

Income taxes primarily consists of income taxes in certain jurisdictions in which we conduct business. We have a full valuation allowance for deferred tax assets, including net operating loss carryforwards and tax credits related primarily to research and development. To date, because we are pre-revenue, income taxes have been minimal.

Results of Operations

The following tables set forth our results of operations for the periods presented. The period-to-period comparison of financial results is not necessarily indicative of future results.

Comparison of the Six Months Ended June 30, 2023 and 2022

The following tables set forth our historical results for the periods indicated, and the changes between periods:

	Six Months Ended June 30		2023 versus 2022
	2023	2022	$ Change	% Change
Operating expenses
Research and development	$3,749,719	$2,501,792	$1,247,927	49.9%
General and administrative	2,939,545	1,695,794	1,243,751	73.3%
Total operating expenses	6,689,264	4,197,586	2,491,678	59.4%
Loss from operations	(6,689,264)	(4,197,586)	(2,491,678)	59.4%
Total other expenses	(2,494,538)	348	(2,494,886)	NM
Loss before income taxes	(9,183,802)	(4,197,238)	(4,986,564)	118.8%
Income taxes	—	—	—	0.0%
Net loss	$(9,183,802)	$(4,197,238)	$(4,986,564)	118.8%

Research and Development

The following table sets forth R&D expenses by category:

	Six Months Ended June 30,		2023 versus 2022
	2023	2022	$ Change	% Change
Payroll and employee benefits of research and development personnel	$2,716,433	$1,925,472	$790,961	41.1%
Share-based compensation	66,999	56,104	10,895	19.4%
Subscription and professional fees	162,539	200,992	(38,453)	(19.1)%
Travel, entertainment and other related expenses	257,278	123,434	133,844	108.4%
Other expenses	546,470	195,790	350,680	179.1%
Total research and development expenses	$3,749,719	$2,501,792	$1,247,927	49.9%

R&D expenses increased by $1,247,927, or 49.9%, for the six months ended June 30, 2023 as compared to the six months ended June 30, 2022. The increase was primarily due to an increase of $790,961 in total payroll and employee benefits of R&D personnel attributable to an increase in the weighted-average headcount of approximately 29% and an increase in salary over the prior period, an increase of $350,680 in other expenses, and an increase of $133,844 related to travel, entertainment and other related expenses.

General and Administrative

The following table sets forth G&A expenses by category:

	Six Months Ended June 30,		2023 versus 2022
	2023	2022	$ Change	% Change
Payroll and employee benefits of general corporate functions and finance personnel	$1,445,507	$958,273	$487,234	50.8%
Share-based compensation	29,794	62,556	(32,762)	(52.4)%
Regulatory fees	280,469	64,728	215,741	333.3%
Professional services	738,524	314,356	424,168	134.9%
Travel, entertainment and other expenses	445,251	295,881	149,370	50.5%
Total general and administrative expenses	$2,939,545	$1,695,794	$1,243,751	73.3%

G&A expenses increased by $1,243,751, or 73.3%, for the six months ended June 30, 2023 compared to the six months ended June 30, 2022. The increase was primarily due to an increase of $424,168 in professional services primarily due to an increase in accounting and tax service fees, an increase of $487,234 in payroll and employee benefits of general corporate functions and finance personnel attributable to an increase in headcount and average salary over the prior period, an increase of $215,741 in regulatory fees, and an increase of $149,370 related to travel, entertainment, and other expenses.

Other Income (Loss)

The following table sets forth other income (loss):

	Six Months Ended June 30,		2023 versus 2022
	2023	2022	$ Change	% Change
Change in fair value of simple agreement for future equity	$(2,495,000)	$—	$(2,495,000)	100.0%
Interest income, net	462	348	114	32.8%
Total other income (loss)	$(2,494,538)	$348	$2,494,538	NM

The loss for change in fair value of SAFEs of $2,495,000 for the six months ended June 30, 2023 represents the remeasurement loss in the fair value related to the SAFEs as compared to the fair value as of December 31, 2022.

Interest income, net increased by 32.8% for a trivial net increase of $114, for the six months ended June 30, 2023 as compared to the six months ended June 30, 2022. The increase is primarily due to an increase in cash back rewards earned and recorded.

Comparison of the Years Ended December 31, 2022 and 2021

The following tables set forth our historical results for the periods indicated, and the changes between periods:

	Years Ended December 31,		2022 versus 2021
	2022	2021	$ Change	% Change
Operating expenses
Research and development	$6,024,267	$2,477,237	$3,547,030	143.2%
General and administrative	4,000,544	2,684,173	1,316,371	49.0%
Total operating expenses	10,024,811	5,161,410	4,863,401	94.2%
Loss from operations	(10,024,811)	(5,161,410)	(4,863,401)	94.2%
Total other income	920	4,874	(3,954)	(81.1)%
Loss before income taxes	(10,023,891)	(5,156,536)	(4,867,355)	94.4%
Income taxes	—	—	—	0.0%
Net loss	$(10,023,891)	$(5,156,536)	$(4,867,355)	94.4%

Research and Development

The following table sets forth R&D expenses by category:

	Years Ended December 31,		2022 versus 2021
	2022	2021	$ Change	% Change
Payroll and employee benefits of research and development personnel	$4,632,430	$1,890,283	$2,742,147	145.1%
Share-based compensation	123,376	73,533	49,843	67.8%
Subscription and professional fees	380,387	225,378	155,009	68.8%
Travel, entertainment and other related expenses	314,920	42,368	272,552	643.3%
Other expenses	573,154	245,675	327,479	133.3%
Total research and development expenses	$6,024,267	$2,477,237	$3,547,030	143.2%

R&D expenses increased by $3,547,030, or 143.2%, for the year ended December 31, 2022 as compared to the year ended December 31, 2021. The increase was primarily due to an increase of $2,742,147 in total payroll and employee benefits of research and development personnel attributable to an increase in the weighted-average headcount of approximately 34% and an increase in salary over the prior period, an increase of $327,479 in other expenses, an increase of $272,552 related to travel, entertainment and other expenses, and an increase of $155,009 resulting from subscription and professional fees.

General and Administrative

The following table sets forth G&A expenses by category:

	Years Ended December 31,		2022 versus 2021
	2022	2021	$ Change	% Change
Payroll and employee benefits of general corporate functions and finance personnel	$2,304,523	$1,610,242	$694,281	43.1%
Share-based compensation	164,872	51,127	113,745	222.5%
Regulatory fees	80,136	178,754	(98,618)	(55.2)%
Professional services	743,998	362,468	381,530	105.3%
Travel, entertainment and other expenses	707,015	481,582	225,433	46.8%
Total general and administrative expenses	$4,000,544	$2,684,173	$1,316,371	49.0%

G&A expenses increased by $1,316,371, or 49.0%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. The increase was primarily due to an increase of $694,281 in payroll and employee benefits of general corporate functions and finance personnel attributable to an increase in the weighted-average headcount of approximately 63% and an increase in salary over the prior period, an increase of $381,530 in professional services primarily due to an increase in accounting and tax service fees, an increase of $225,433 related to travel, entertainment, and other expenses, and an increase of $113,745 in share-based compensation, partially offset by a decrease of $98,618 in regulatory fees.

Liquidity, Going Concern and Capital Resources

Since inception, we have financed our operations primarily through the issuance and sale of equity, equity-linked instruments, such as SAFEs, and preferred stock. We have not generated any cash from our operations to date.

In part to augment our cash resources, we entered into the Merger Agreement in July 2023, which is expected to close in late 2023 or early 2024. Our consolidated financial statements do not reflect the transactions contemplated by the business combination. However, even assuming maximum redemptions by AltC stockholders pursuant to the business combination, management believes the pro forma cash and cash equivalents of approximately $74.9 million after the business combination, in addition to other investment currently in progress, will be adequate to fund operations, research and development, and administration, as well as sales and marketing costs for at least the next twelve months.

As of June 30, 2023, our cash and cash equivalents were $5,094,790. We continue to incur significant operating losses. For the six months ended June 30, 2023 and 2022, we had a net loss of $9,183,802 and $4,197,238, respectively, and used cash in operating activities of $6,820,207 and $4,218,050, respectively. As of June 30, 2023 and December 31, 2022, we had accumulated deficits of $38,504,589 and $29,320,787, respectively. Management expects that significant on-going operating expenditures will be necessary to successfully implement our business plan and develop and market its products. These circumstances raise substantial doubt about our ability to continue as a going concern within one year after the date that the accompanying consolidated financial statements are issued. Implementation of our plans and our ability to continue as a going concern will depend upon our ability to establish a source of revenue and raise additional capital to fund our operations.

We plan to access capital resources through possible public or private equity offerings, debt financings, corporate collaborations, and other means. We are also seeking to access the capital markets upon consummation of the business combination agreement entered into July 11, 2023 with AltC, a public entity and special purpose acquisition company. We have historically been able to raise capital through equity and equity-linked instruments, such as SAFEs, although no assurance can be provided that we will continue to be successful in the future. While we believe that we have a reasonable basis for our expectation and we will be able to raise additional funds or close on the business combination satisfactory to AltC and its shareholders, there is no assurance that we will be able to complete additional financing or complete the business combination in a timely manner.

The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary if we are unable to continue as a going concern due to the inability to obtain adequate financing in the future.

As further discussed in Note 13 to our accompanying consolidated financial statement for the six-month periods ended June 30, 2023 and 2022, we received $10,000,000 in aggregate from investors as payment for SAFEs subsequent to the six months ended June 30, 2023.

Cash Flows Comparison

The following tables set forth our cash flows for the periods indicated.

Cash Flows Comparison for the Six Months Ended June 30, 2023 and 2022

	Six Months Ended June 30,
	2023	2022
Net cash used in operating activities	$(6,820,207)	$(4,218,050)
Net cash used in investing activities	(25,401)	(86,326)
Net cash provided by financing activities	2,286,870	8,400
Net decrease in cash and cash equivalents	$(4,558,738)	$(4,295,976)
Cash and cash equivalents, end of period	$5,094,790	$6,147,925

Operating Activities

Cash used in operating activities of $6,820,207 during the six months ended June 30, 2023, was primarily attributable to our net loss of $9,183,802, offset by $2,615,195 in noncash adjustments and $251,600 increase in our working capital. Noncash adjustments consisted of $23,402 in depreciation and amortization, $2,495,000 in loss upon change in fair value of SAFEs, and $96,793 in share-based compensation. The $251,600 increase in working capital is primarily due to a $269,939 use of cash for prepaid and other current assets and a $25,909 decrease in other assets, partially offset by a $10,378 use of cash for accounts payable.

Cash used in operating activities of $4,218,050 during the six months ended June 30, 2022 was primarily attributable to our net loss of $4,197,238, offset by $129,782 in noncash adjustments and a $150,594 increase in our working capital. Noncash adjustments consisted of $11,122 in depreciation and amortization, and $118,660 in share-based compensation. The $150,594 increase in working capital is primarily due to a $199,237 use of cash for prepaid and other assets, a $89,742 use of cash for accounts payable, partially offset by a $122,597 increase for other accrued expenses.

Investing Activities

Cash used in investing activities for six months ended June 30, 2023 and 2022 was due to the purchase of property and equipment of $25,401 and $86,326, respectively.

Financing Activities

Cash provided by financing activities for six months ended June 30, 2023 was from the proceeds from the issuance of SAFEs of $2,315,000; offset by payment of deferred issuance cost of $28,130. Cash provided by financing activities for six months ended June 30, 2022 was from proceeds from exercise of stock options of $8,400.

Cash Flows Comparison for the Years Ended December 31, 2022 and 2021

	Years Ended December 31,
	2022	2021
Net cash used in operating activities	$(9,992,525)	$(5,540,559)
Net cash used in investing activities	(149,560)	(59,840)
Net cash provided by financing activities	9,351,712	4,151,628
Net decrease in cash and cash equivalents	$(790,373)	$(1,448,771)
Cash and cash equivalents, end of period	$9,653,528	$10,443,901

Operating Activities

Cash used in operating activities of $9,992,525 during the year ended December 31, 2022 was primarily attributable to our net loss of $10,023,891, including $317,780 in noncash adjustments and a $286,414 increase in our working capital. Noncash adjustments consisted of $288,248 in share-based compensation, and $29,532 in depreciation and amortization. The $286,414 increase in working capital is primarily due to a $320,639 use of cash for prepaid and other current assets, a $59,949 use of cash for other accrued expenses, partially offset by a $75,834 increase for accounts payable.

Cash used in operating activities of $5,540,559 during the year ended December 31, 2021, was primarily attributable to our net loss of $5,156,536, including $127,230 in noncash adjustments and a $511,253 increase in our working capital. Noncash adjustments consisted of $124,660 in share-based compensation, and $2,570 in depreciation and amortization. The $511,253 increase in working capital is primarily due to a $640,302 use of cash for other accrued expenses, partially offset by a $74,621 increase for accounts payable, and a $49,425 increase for operating lease liability.

Investing Activities

Cash used in investing activities for the years ended December 31, 2022 and 2021 was due to the purchase of property and equipment of $149,560 and $59,840, respectively.

Financing Activities

Cash provided by financing activities for the years ended December 31, 2022 was from the proceeds from the issuance of SAFEs of $9,000,000, proceeds from the exercise of stock options of $355,189, partially offset by payment of deferred issuance costs of

$3,477. Cash provided by financing activities for the years ended December 31, 2021 was from an advance for SAFEs of $4,000,000 and proceeds from the issuance of stock options of $151,628.

Commitments and Contractual Obligations

We do not have any material commitments or contractual obligations other than with respect to the leases under which we lease real estate for office space. These leases are classified as operating leases with various expiration dates through 2024. See Note 9 to our audited consolidated financial statements and unaudited condensed consolidated financial statements included elsewhere in this proxy statement/prospectus/consent solicitation statement for more information regarding our commitments and contractual obligations.

Critical Accounting Policies and Significant Judgments and Estimates

Our consolidated financial statements and the related notes thereto included elsewhere in this proxy statement/prospectus/consent solicitation statement are prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts and related disclosures in our financial statements and accompanying notes. We base our estimates on historical experience and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions due to the inherent uncertainty involved in making those estimates and any such differences may be material.

We believe that the following accounting policies involve a high degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of our operations. See Note 2 to our accompanying financial statements as of and for the six months ended June 30, 2023 and 2022 for a description of our other significant accounting policies.

Share-based Compensation

We account for stock-based compensation by measuring and recognizing expense for all share-based payments made to employees and non-employees based on the estimated grant-date fair values for all share-based compensation arrangements. We recognize compensation over each recipient’s requisite service period, which is generally the vesting period. We have elected to recognize actual forfeitures by reducing the share-based compensation in the same period as the forfeitures occur. We estimate the fair value of stock options granted to employees and non-employees using the Black-Scholes option pricing model. The determination of fair value requires significant judgment and the use of estimates, particularly with regard to Black-Scholes assumptions such as our common stock fair value, stock price volatility, and expected option lives to value equity-based compensation.

We measure the fair value of each stock option at the date of grant using a Black-Scholes option pricing model. Volatility is determined by reference to the actual volatility of several publicly traded companies that are similar to us in our industry sector. We do not anticipate paying any cash dividends in the foreseeable future and therefore use an expected dividend yield of zero in the option valuation model. We use the treasury yield curve rates for the risk-free interest rate in the option valuation model with maturities similar to the expected term of the options. We estimate the calculated the expected term using the simplified method that uses the average of the contractual term of the option and the weighted-average vesting period.

Simple Agreement for Future Equity

We record our SAFEs at fair value that requires significant inputs not observable in the market which cause the instrument to be classified as a Level 3 measurement with the fair value hierarchy. The valuation uses probabilities considering pay-offs under various scenarios as follows: (i) an equity financing where the SAFEs will convert into certain preferred stock; (ii) a liquidity event where the SAFE noteholders will have an option to receive either a cash payment equal to the invested amount under such SAFE Note, or a number of shares of common stock equal to the invested amount divided by the liquidity price; and (iii) dissolution event where the SAFE noteholders will be entitled to receive a portion of the related proceeds equal to the purchase amount. We utilized an independent third-party to determine the fair value of the SAFEs under the Monte Carlo simulation method which was used to estimate the future market value of our invested capital (“MVIC”) at a liquidity event and the expected payment to the SAFE holders at each simulated MVIC value. We believe these assumptions would be made by a market participant in estimating the valuation of the SAFEs. We assess these assumptions and estimates on an on-going basis as additional data impacting the assumptions and estimates are obtained.

There is substantial judgment in selecting the assumptions which we use to determine the fair value of the SAFEs and other companies could use similar market inputs and experience and arrive at different conclusions with respect to those used to calculate fair value. Using alternative assumptions could cause there to be differences in the resulting fair value. If the fair value were to increase, the amount of loss that would result would also increase. Conversely, if the fair value were to decrease, the amount of expense would decrease.

Emerging Growth Company Accounting Election

Upon completion of the transaction, we expect to be an Emerging Growth Company (“EGC”) within the meaning of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs. We could be an EGC until December 31, 2026, although circumstances could cause us to lose that status earlier, including if the market value of common stock held by non-affiliates exceeds $700,000,000 as of any June 30 before that time, in which case we would no longer be an EGC as of the following December 31.

Further, Section 102(b)(1) of the JOBS Act exempts EGCs from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-EGCs but any such election to opt out is irrevocable. We intend to take advantage of the benefits of this extended transition period.

Recent Accounting Pronouncements

See Note 2 in our accompanying financial statements as of and for the six months ended June 30, 2023 and 2022 for more information about recent accounting pronouncements, the timing of their adoption, and our assessment, to the extent we have made one yet, of their potential impact on our financial condition of results of operations.

Quantitative and Qualitative Disclosures About Market Risk

We have operations within the United States and are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of inflation and fluctuations in interest rates as well as global market disruptions related to the conflict in Ukraine.

Recently, inflation in the United States has increased to its highest level in decades. Inflation has resulted in, and may continue to result in, higher interest rates and capital costs, higher shipping costs, higher material costs, supply shortages, increased costs of labor and other similar effects. Although the impact of material cost, labor, or other inflationary or economically driven factors will impact the entire nuclear and energy transition industry (including renewable sources of electricity, like solar and wind), the relative impact may not be the same across the industry, and the particular effects within the industry will depend on a number of factors, including material use, technology, design, structure of supply agreements, project management and others, which could result in significant changes to the competitiveness of our technology and our ability to construct and operate our fuel fabrication facilities, fuel recycling facilities, and powerhouses, which could have a material adverse effect on our business, financial condition and results of operations.

Our results of operations could be materially affected by market conditions in the United States and internationally, including inflation, deflation, interest rates, availability of capital, energy and commodity prices, trade laws and the effects of governmental initiatives to manage market conditions. Potential customers may delay or decrease spending on our products and services as their business and budgets are impacted by market conditions. The inability of potential customers to pay us may adversely affect our earnings and cash flows.

Further, the ongoing military conflict in Ukraine, resulting sanctions and related countermeasures by North Atlantic Treaty Organization (“NATO”) states, the United States and other countries have led to, and are likely to lead to additional, market disruptions, including significant volatility in commodity prices, credit, and capital markets, as well as supply chain interruptions for equipment, which could have an adverse impact on our operations and financial performance. Global supply chain disruptions have increasingly affected both the availability and cost of materials, component manufacturing and deliveries. Disruptions such as military conflicts, sanctions, and other countermeasures between nations, as well as any escalation in tension between nations, may result in delays in equipment deliveries and cost escalations that could adversely affect our business prospects, financial condition, results of operations and cash flows. These circumstances have impacted the commercial availability of nuclear fuel and increasing the cost of uranium enrichment services, and any future additional sanctions and any resulting conflict between Russia, the United States and NATO countries could potentially increase the adverse impact on the price of enrichment services and on our future operations.

Capital and operating costs for the deployment of any energy infrastructure, and especially a first-of-a-kind powerhouse like the Aurora, are difficult to project and are subject to significant change based on a variety of factors including market risk factors, which may have a material adverse effect on our business prospects, financial condition, results of operations, and cash flows.

EXECUTIVE COMPENSATION

AltC Executive Officer and Director Compensation

AltC is an “emerging growth company,” as defined in the JOBS Act and the following is intended to comply with the reduced disclosure requirements applicable to emerging growth companies. No executive officer of AltC has received any cash compensation for services rendered to AltC although AltC may pay consulting, finder or success fees to its officers, directors, stockholders or their affiliates for assisting it in consummating its initial business combination. These officers, directors and stockholders will receive reimbursement for any out-of-pocket expenses incurred by them in connection with activities on AltC’s behalf, such as identifying potential target businesses, performing business due diligence on suitable target businesses and business combinations, as well as traveling to and from the offices, plants, or similar locations of prospective target businesses to examine their operations.

After the business combination, any members of AltC’s management team who remain with the Post-Closing Company may be paid consulting, management, or other fees from the Post-Closing Company. Such compensation will be publicly disclosed at the time of its determination in a Current Report on Form 8-K, to the extent required by the SEC.

Since its formation, AltC has not granted any stock options or stock appreciation rights or any other awards under long-term incentive plans to any of its executive officers or directors.

Oklo Executive Officer and Director Compensation

To achieve Oklo’s goals, Oklo has designed its compensation and benefits programs to attract, retain, incentivize and reward talented and qualified executives who share its philosophy and desire to work towards achieving its mission. Oklo believes its compensation and benefits programs should promote the success of Oklo and align its executive incentives and compensation programs with the long-term interests of its stockholders. Oklo’s current compensation and benefits programs reflect its startup origins in that they consist primarily of salary and bonuses, as well as awards of stock options.

The Oklo Board, with input from Oklo’s Chief Executive Officer, has historically determined the compensation for Oklo’s executive officers. For the year ended December 31, 2022, Oklo’s named executive officers were Jacob DeWitte, Co-Founder, Chief Executive Officer and Director; and Caroline Cochran, Co-Founder, Chief Operating Officer and Director. As of August 2, 2023, Craig Bealmear serves as Oklo’s Chief Financial Officer.

This section provides an overview of Oklo’s executive compensation programs, including a narrative description of the material factors necessary to understand the information disclosed in the summary compensation table below. Unless otherwise stated, all Oklo equity numbers in this section reflect Oklo equity prior to the business combination.

Summary Compensation Table

The following table sets forth information concerning the compensation of the named executive officers for the fiscal years ended December 31, 2022 and 2021. Oklo had only two named executive officers during fiscal years 2022 and 2021.

				All Other
		Salary	Bonus	Compensation		Total
Name and Principal Position	Fiscal Year	($)	($)	($)		($)
Jacob DeWitte	2022	190,727	28,160	9,126	(1)	228,013
Co-Founder, Chief Executive Officer and Director	2021	174,086	40,807	8,813	(2)	223,706
Caroline Cochran	2022	195,329	28,160	9,329	(1)	232,818
Co-Founder, Chief Operating Officer and Director	2021	155,615	41,056	8,113	(2)	204,784
(1)	Represents employer contributions made to each named executive officer’s 401(k) plan account for 2022.
(2)	Represents employer contributions made to each named executive officer’s 401(k) plan account for 2021.

Narrative Disclosure to Summary Compensation Table

For fiscal years 2022 and 2021, the compensation program for our named executive officers consisted of base salary and incentive compensation delivered in the form of cash bonuses.

Base Salary

Base salary is set at a level that is commensurate with the executive’s duties and authorities, contributions, prior experience and sustained performance. In fiscal year 2021, base salary for Mr. DeWitte and Ms. Cochran began at $150,000 and was increased to $170,000 later in the year. In fiscal year 2022, base salary for both Mr. DeWitte and Ms. Cochran began at $170,000 and was increased to $224,000 later in the year. Current base salary for both Mr. DeWitte and Ms. Cochran is $224,000.

Cash Bonus Compensation

Cash bonuses are also set at a level that is commensurate with the executive’s duties and authorities, contributions, prior experience and sustained performance. In fiscal year 2021, Mr. DeWitte and Ms. Cochran each received a cash bonus of $40,807 and $41,056, respectively. In fiscal year 2022, Mr. DeWitte and Ms. Cochran each received a cash bonus of $28,160.

2016 Stock Incentive Plan

The Oklo Board adopted, and Oklo’s stockholders approved, the 2016 Stock Incentive Plan (the “2016 Plan”) in 2016. If the 2023 Stock Incentive Plan is approved by AltC’s shareholders, as described in the incentive plan proposal, it is expected that the 2016 Plan will be terminated and no further awards will be granted under the 2016 Plan after the consummation of the business combination. All outstanding awards under the 2016 Plan shall be assumed by AltC and become exercisable for shares of Post-Closing Company Class A common stock after the consummation of the business combination. None of the named executive officers hold any awards under the 2016 Plan.

The 2016 Plan has been periodically amended, most recently in 2021 in order to increase the number of shares of Oklo’s common stock available for issuance pursuant to the 2016 Plan. The 2016 Plan permits the grant of incentive stock options (“ISOs”), non-qualified stock options (“NSOs”), stock appreciation rights, restricted shares, restricted stock units, and other awards. ISOs may be granted only to Oklo’s employees. All other awards may be granted to employees, directors, advisors and consultants of Oklo.

A total of 293,097 shares of Oklo common stock are currently reserved for grant under the 2016 Plan. As of June 30, 2023, stock options to purchase 1,127,377 shares of Oklo’s common stock with a weighted-average exercise price of $2.10 per share were outstanding.

The following describes the terms of the 2016 Plan.

Administration.  The Oklo Board, or a committee delegated by the Oklo Board, administers the 2016 Plan. Subject to the terms of the 2016 Plan, the administrator has the power to, among other things, determine the eligible persons to whom, and the times at which, awards will be granted, to determine the terms and conditions of each award (including the number of shares subject to the award, the exercise price of the award, if any, and when the award will vest and, as applicable, become exercisable), to modify or amend outstanding awards, or accept the surrender of outstanding awards and substitute new awards, to accelerate the time(s) at which an award may vest or be exercised, and to construe and interpret the terms of the 2016 Plan and awards granted thereunder

Options.  Oklo’s employees and service providers have historically received stock options pursuant to the 2016 Plan. None of the named executive officers has received stock options pursuant to the 2016 Plan.

Corporate transactions.  In the event that Oklo is a party to a merger or consolidation or in the event of a sale of all or substantially all of Oklo’s stock or assets, awards granted under the 2016 Plan will be subject to the treatment determined by the administrator. Such treatment may include, without limitation, one or more of the following with respect to outstanding awards:

●	The continuation, assumption or substitution of an award by the surviving entity or its parent;

●	The cancellation of any unexercised awards if not exercised within a specified period following notice of such cancellation to the participant; or
●	The cancellation of the vested portion of the award in exchange for a payment equal to the excess, if any, of the value of the shares subject to the award over any exercise price per share applicable to the award.

The administrator is not obligated to treat all awards in the same manner. The administrator has the discretion, at any time, to provide that an award under the 2016 Plan will vest on an accelerated basis in connection with a corporate transaction or to amend or modify an award so long as such amendment or modification is not inconsistent with the terms of the 2016 Plan or would not result in the impairment of a participant’s rights without the participant’s consent.

Changes in capitalization.  In the event of certain specified changes in the capital structure of Oklo’s common stock, such as a stock split, reverse stock split, stock dividend, reclassification, combination of shares, spin-off, or any dividend or distribution to holders of Oklo common stock other than an ordinary cash dividend, proportionate adjustments will automatically be made in (i) each of the number and kind of shares available for future grants under the 2016 Plan, (ii) the number and kind of shares covered by each outstanding option and all restricted shares, (iii) the exercise price per share subject to each outstanding option, (iv) the number and per-share provisions and the measurement price of each outstanding stock appreciation right, (iv) any repurchase price applicable to shares granted under the 2016 Plan, and (v) the share and per-share-related provisions and the purchase price, if any, of each other stock-based awards.

Amendments or termination.  The administrator may at any time amend, suspend or terminate the 2016 Plan, subject to stockholder approval in the case of an amendment if the amendment increases the number of shares available for issuance or materially changes the class of persons eligible to receive incentive stock options.

Employee Benefits and Perquisites

Oklo provides benefits to its named executive officers on the same basis as provided to all of its employees, including health, dental and vision insurance; critical illness insurance; life insurance; accident insurance; hospital indemnity insurance; short-and long-term disability insurance; and a tax-qualified Section 401(k) plan for which Oklo makes safe harbor contributions on behalf of its employees.

Oklo does not maintain any executive-specific benefit or perquisite programs.

Employment Arrangements with Our Named Executive Officers and Our Other Executive Officer

Oklo currently maintains an offer letter with each of Mr. DeWitte, Ms. Cochran, and Mr. Bealmear, in each case, as summarized below. In addition, each named executive officer entered into Oklo’s Founder Invention, Non-Disclosure, Non-Competition and Non-Solicitation Agreement, which contains certain customary restrictive covenants, as described below.

Agreements with Jacob DeWitte

Oklo entered into an offer letter with Mr. DeWitte, Oklo’s Chief Executive Officer, dated June 1, 2015. Pursuant to the terms of the offer letter, Mr. DeWitte received a base salary at an annual rate of $74,000 for 2015, which base salary may be adjusted from time to time in accordance with normal business practice and in the sole discretion of Oklo. For 2022, Mr. DeWitte’s base salary ranged from $150,000 to $224,000, and it is currently $224,000.

In addition, pursuant to the terms of the offer letter, Mr. DeWitte acknowledged that he was previously granted a restricted stock award for 3,000,000 shares of Oklo common stock.

In addition, on December 31, 2013, Mr. DeWitte entered into the Founder Invention, Non-Disclosure, Non-Competition and Non-Solicitation Agreement, which contains (i) customary invention assignment and confidentiality provisions and (ii) non-compete and non-solicit covenants for one year post-termination of employment.

On January 20, 2018, Mr. DeWitte executed a stock transfer agreement in which he transferred 800,000 shares of common stock to Ms. Cochran.

Agreements with Caroline Cochran

Oklo entered into an offer letter with Ms. Cochran, Oklo’s Chief Operating Officer, dated June 1, 2015. Pursuant to the terms of the offer letter, Ms. Cochran received a base salary at an annual rate of $74,000 for 2015, which base salary may be adjusted from time to time in accordance with normal business practice and in the sole discretion of Oklo. For 2022, Ms. Cochran’s base salary ranged from $150,000 to $224,000, and it is currently $224,000.

In addition, pursuant to the terms of the offer letter, Ms. Cochran acknowledged that she was previously granted a restricted stock award for 1,000,000 shares of Oklo common stock.

In addition, on December 31, 2013, Ms. Cochran entered into the Founder Invention, Non-Disclosure, Non-Competition and Non-Solicitation Agreement, which contains (i) customary invention assignment and confidentiality provisions and (ii) non-compete and non-solicit covenants for one year post-termination of employment.

Agreements with Craig Bealmear

Oklo entered into an offer letter with Mr. Bealmear, Oklo’s Chief Financial Officer, dated August 1, 2023. Pursuant to the terms of the offer letter, Mr. Bealmear receives a base salary at an annual rate of $300,000 for 2023, which base salary may be adjusted from time to time in accordance with normal business practice and in the sole discretion of Oklo. Pursuant to the terms of his offer letter, Mr. Bealmear is eligible to earn an annual bonus at a target rate of 50%.

In addition, pursuant to the terms of the offer letter, subject to the approval of the Oklo Board or its compensation committee, Mr. Bealmear will be granted an option to purchase 191,700 shares of Oklo common stock. The exercise price for the option will be determined at the time of grant, which is anticipated to be after the business combination. The option will vest over a five-year period based on Mr. Bealmear’s continuous service through each vesting date, with 20% of the shares vesting after 12 months of continuous service, and 1/60th of the shares vesting upon the completion of each month of continuous service thereafter. The option has not yet been granted.

In addition, on August 1, 2023, Mr. Bealmear executed an Invention and Non-Disclosure Agreement and a Non-Solicitation Agreement, which contains (i) customary invention assignment and confidentiality provisions and (ii) a non-solicit covenant for one year post-termination of employment.

Outstanding Equity Awards at 2022 Year-End

Neither Mr. DeWitte nor Ms. Cochran held any outstanding equity awards as of December 31, 2022.

Non-Employee Director Compensation Program

Oklo currently has no formal arrangements under which non-employee directors receive compensation for their service on the Oklo Board or its committees. Mr. DeWitte and Ms. Cochran do not receive additional compensation for their services as directors.

Sam Altman, Jacob DeWitte, Caroline Cochran,               ,               ,          and               are expected to serve as directors of the Post-Closing Company, following the consummation of the business combination.

Following consummation of the business combination, the Post-Closing Company intends to implement a compensation policy for its non-employee directors. Such policy will include an annual cash retainer for all non-employee directors, in addition to equity grants determined by the compensation and human capital committee and reimbursement for reasonable expenses incurred in connection with attending board and committee meetings. See the section titled “—Executive Officer and Director Compensation Following the Business Combination — Director Compensation” for the proposed terms of the Non-Employee Director Compensation Policy.

Executive Officer and Director Compensation Following the Business Combination

Executive Compensation

The policies of the Post-Closing Company with respect to the compensation of its executive officers following the business combination are expected to be administered by the board of directors of the Post-Closing Company in consultation with its compensation and human capital committee. The Post-Closing Company may also rely on data and analyses from third parties, such as compensation consultants, in connection with its compensation programs. The Post-Closing Company intends to design and implement programs to provide for compensation that is sufficient to attract, motivate and retain executives of the Post-Closing Company and potential other individuals and to establish an appropriate relationship between executive compensation and the creation of stockholder value.

Mr. DeWitte and Ms. Cochran expect to enter into new offer letters with the Post-Closing Company.

Equity Compensation

As discussed above under the incentive plan proposal and the ESPP proposal, the AltC Board is expected to approve and adopt the Incentive Plan and the ESPP, which, subject to the approval of AltC’s shareholders, would authorize the grant of equity awards and stock purchases, respectively, to eligible individuals, including the named executive officers, following the consummation of the business combination.

Director Compensation

Following the consummation of the business combination, the Post-Closing Company intends to adopt a director compensation program under which each non-employee member of the Post-Closing Company Board would be eligible to receive cash-based and stock-based awards. The Post-Closing Company Board is also expected to review director compensation periodically to ensure that director compensation remains competitive such that the Post-Closing Company is able to recruit and retain qualified directors.

MANAGEMENT AFTER THE BUSINESS COMBINATION

The following sets forth certain information, as of October 31, 2023, concerning the persons who are expected to serve as directors and executive officers of the Post-Closing Company following the consummation of the business combination and assuming the election of the director nominees at the special meeting as set forth in “Proposal No. 6 — The Director Election Proposal.”

Name	Age	Position(s)
Executive Officers:
Jacob DeWitte	37	Co-Founder, Chief Executive Officer and Director
R. Craig Bealmear	57	Chief Financial Officer
Caroline Cochran	40	Co-Founder, Chief Operating Officer and Director
Non-Employee Directors:
Sam Altman	38	Director and Chairman
(1)	Member of the audit committee.
(2)	Member of the compensation and human capital committee.
(3)	Member of the nominating and governance committee.

Executive Officers

Jacob DeWitte co-founded Oklo and has served as its Chief Executive Officer and a member of the Oklo Board since its inception in July 2013. Prior to founding Oklo, Mr. DeWitte was a Ph.D. candidate at the Massachusetts Institute of Technology from January 2011 to June 2014. In total, Mr. DeWitte studied nuclear engineering between the years of 2004 and 2014, and worked in several companies, national laboratories, and nuclear laboratories starting in 2002 in the capacity of an intern or fellow. Mr. DeWitte also served as a director on the board of the American Nuclear Society from June 2009 to June 2011. From June 2009 to August 2009 and from May 2011 to August 2011, Mr. DeWitte served as Visiting Fellow in the United States Naval Nuclear Laboratory. From May 2008 to September 2008, Mr. DeWitte served as a research intern at General Electric. Mr. DeWitte served as an Intern at Sandia National Laboratories during the summers of 2002, 2003, 2006, and 2007. From May 2005 to August 2005, Mr. DeWitte served as an intern at Urenco Limited, a supplier of nuclear enrichment services and fuel cycle products. Mr. DeWitte holds a Ph.D. and S.M. in Nuclear Engineering from the Massachusetts Institute of Technology and a B.S. in Nuclear and Radiological Engineering from the University of Florida. We believe that Mr. DeWitte is well-qualified to serve on the Post-Closing Company Board because of the perspective and experience he provides as Oklo’s Chief Executive Officer, his industry experience and his educational background in nuclear engineering.

R. Craig Bealmear has served as Oklo’s Chief Financial Officer since August 2023. Since April 2023, Mr. Bealmear has served as an executive advisor to Trindent Consulting, a management consulting firm. From April 2021 to December 2022, Mr. Bealmear served as the Chief Financial Officer of Renewable Energy Group, Inc., a producer of advanced biofuels that was acquired by Chevron Corporation in June 2022. Prior to joining Renewable Energy Group, Inc., Mr. Bealmear held several positions at BP plc (“BP”), including serving as the Chief Financial Officer — North America Downstream at BP from March 2015 to December 2020 and as the Deputy Chief Financial Officer; Refining and Marketing Segment at BP from January 2013 to February 2015. Prior to that, Mr. Bealmear held numerous Finance, Strategy and Commercial roles with BP and Atlantic Richfield Corporation over a 30-year career in both the United States and United Kingdom. Mr. Bealmear holds an M.B.A. from the Wharton School at the University of Pennsylvania and a B.A. in Business Administration from Bellarmine University.

Caroline Cochran co-founded Oklo and has served as its Chief Operating Officer and a member of the Oklo Board since its inception in July 2013. From 2018 to 2019, Ms. Cochran was a member of the U.S. Department of Energy Nuclear Energy Advisory Committee and was a panel member of the ninth Clean Energy Ministerial in May 2018. Prior to founding Oklo, Ms. Cochran served as a marketing and engineering consultant from March 2011 to July 2013, and studied nuclear engineering at the Massachusetts Institute of Technology from 2007 and 2010. From 2006 to 2007, Ms. Cochran served in a leadership role in the inaugural year of the Center for the Creation of Economic Wealth at the University of Oklahoma, a role which involved identifying technologies for commercialization and managing teams engaged in commercialization of technologies. From May 2005 to August 2005, Ms. Cochran served as a Programs Analysis and Evaluation Intern in the Office of the Secretary of Defense of the United States. Ms. Cochran is a recipient of the University of Oklahoma Regent’s Outstanding Alumni Award. Ms. Cochran holds a S.M. in Nuclear Engineering from the Massachusetts Institute of Technology and a B.A. in Economics and a B.S. in Mechanical Engineering from the University of Oklahoma. We believe that Ms. Cochran is well-qualified to serve on the Post-Closing Company Board because of the perspective and experience she provides as Oklo’s Chief Operating Officer, her industry experience and her educational background in nuclear engineering.

Non-Executive Director Nominees

Sam Altman has served as AltC’s Chief Executive Officer and a director on the AltC Board since July 2021 and as chairman of the Oklo Board since October 2015. Mr. Altman is also the co-founder of OpenAI, an artificial intelligence research and deployment company. Prior to joining OpenAI, Mr. Altman served as President of Y Combinator from February 2014 until March 2019. Mr. Altman currently serves as the Chairman of the board of directors of Y Combinator, a leading startup accelerator, and Helion Energy, Inc., and he serves on the board of directors of Expedia Group, Inc., Reddit, Inc. and Bridgetown Holdings Ltd. From January 2021 to March 2022, Mr. Altman was a director of Bridgetown 2 Holdings Ltd. We believe that Mr. Altman is well-qualified to serve as a member of the Post-Closing Company Board because of his deep understanding of Oklo’s business and extensive experience in the high-technology sector.

Composition of the Board of Directors

The Post-Closing Company’s business affairs will be managed under the direction of the Post-Closing Company Board. Subject to the terms of the Post-Closing Company’s certificate of incorporation and the Post-Closing Company’s bylaws, the number of directors will be fixed by the Post-Closing Company Board. Upon the consummation of the business combination, the initial size of the Post-Closing Company Board is expected to be seven. Each director nominee will be voted upon by AltC stockholders at the special meeting.

In accordance with the terms of the Post-Closing Company’s certificate of incorporation, the Post-Closing Company Board will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. The Post-Closing Company’s directors will be divided among the three classes as follows:

●	the Class I directors will be , and , and their terms will expire at the annual meeting of stockholders in 2024;
●	the Class II directors will be and , and their terms will expire at the annual meeting of stockholders in 2025; and
●	the Class III directors will be and , and their terms will expire at the annual meeting of stockholders in 2026.

Directors in a particular class will be elected for three-year terms at the annual meeting of stockholders in the year in which their terms expire. As a result, only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. Each director’s term continues until the election and qualification of their successor, or the earlier of his or her death, disqualification, resignation or removal.

The Post-Closing Company’s certificate of incorporation and the Post-Closing Company’s bylaws provide that, subject to the rights of holders of then-outstanding shares of preferred stock, only the Post-Closing Company Board can fill vacant directorships, including newly-created seats. Any additional directorships resulting from an increase in the authorized number of directors would be distributed pro rata among the three classes so that, as nearly as possible, each class would consist of one-third of the authorized number of directors.

Director Independence

In connection with the business combination, the Post-Closing Company Class A common stock will be listed on the NYSE. Under the rules of the NYSE, independent directors must comprise a majority of a listed company’s board of directors. In addition, the rules of the NYSE require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent. Under the rules of the NYSE, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Audit committee members must also satisfy the additional independence criteria set forth in Rule 10A-3 of the Exchange Act and the rules of the NYSE.

In order to be considered independent for purposes of Rule 10A-3 under the Exchange Act and under the rules of the NYSE, a member of an audit committee of a listed company may not, other than in their capacity as a member of the committee, the board of directors or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

The Post-Closing Company Board will undertake a review of the composition of the Post-Closing Company Board and its committees and the independence of its directors and considered whether any director has a material relationship with the Post-Closing Company that could compromise their ability to exercise independent judgment in carrying out their responsibilities. It is anticipated that Mr. Altman,               , and               will be considered “independent directors” as defined under the listing requirements and rules of the NYSE and the applicable rules of the Exchange Act.

Family Relationships

Except for the fact that Mr. DeWitte and Ms. Cochran are married, it is not expected that there will be any family relationships among any of the director nominees or anticipated executive officers of the Post-Closing Company following the consummation of the business combination.

Role of the Board in Risk Oversight

One of the key functions of the Post-Closing Company Board will be informed oversight of the Post-Closing Company’s risk management process. We anticipate that the Post-Closing Company Board will administer this oversight function directly through the Post-Closing Company Board as a whole, as well as through various standing committees of the Post-Closing Company Board that address risks inherent in their respective areas of oversight. For example, the Post-Closing Company’s audit committee will be responsible for overseeing the management of risks associated with the Post-Closing Company’s financial reporting, accounting and auditing matters and those associated with cybersecurity and other information technology risks; the Post-Closing Company’s compensation and human capital committee will oversee the management of risks associated with our compensation policies and programs; and the Post-Closing Company’s nominating and corporate governance committee will oversee the management of risks associated with director independence, conflicts of interest, composition and organization of our board of directors and director succession planning.

Committees of the Company Board

The Post-Closing Company Board will have an audit committee, compensation and human capital committee and nominating and corporate governance committee. The Post-Closing Company Board will delegate various responsibilities and authority to its committees as generally described below. The committees will regularly report on their activities and actions to the full board of directors. Members will serve on these committees until their resignation or until otherwise determined by the Post-Closing Company Board.

Each committee of the Post-Closing Company Board will have a written charter approved by the Post-Closing Company Board that satisfies the applicable rules of the SEC and the listing standards of the NYSE. Upon the consummation of the business combination, copies of each charter will be posted on the Post-Closing Company’s website at                                     under the Investor Relations section. The inclusion of the Post-Closing Company’s website address in this proxy statement/prospectus/consent solicitation statement does not include or incorporate by reference the information on the Post-Closing Company’s website into this proxy statement/prospectus/consent solicitation statement. We have included this website address in this proxy statement/prospectus/consent solicitation statement solely as an inactive textual reference.

Audit Committee

Upon the completion of the business combination and subject to the approval of the Post-Closing Company Board, the members of the Post-Closing Company’s audit committee will be               ,                   and               , with               serving as chair. Each member of the audit committee is expected to qualify as independent under the rules and regulations of the SEC, including Rule 10A-3 under the Exchange Act, and the listing standards of the NYSE applicable to audit committee members. All such members are expected to meet the requirements for financial literacy under the applicable NYSE rules. In addition,                         is expected to qualify as an “audit committee financial expert,” as that term is defined in SEC regulations.

The Post-Closing Company’s audit committee will be responsible for, among other things:

●	appointing, compensating, retaining, evaluating, terminating and overseeing the Post-Closing Company’s independent registered public accounting firm;
●	evaluating and discussing with the Post-Closing Company’s independent registered public accounting firm their independence from management;
●	reviewing, with the Post-Closing Company’s independent registered public accounting firm, the scope and results of their audit;
●	approving all audit and permissible non-audit services to be performed by the Post-Closing Company’s independent registered public accounting firm;
●	reviewing and discussing with the Post-Closing Company’s independent registered public accounting firm the responsibilities, budget, and staffing of the Company’s internal audit function and any recommended changes to its scope;
●	reviewing and discussing the results, performance and effectiveness of the internal audit function;
●	overseeing the financial reporting process and discussing with management and the Post-Closing Company’s independent registered public accounting firm the quarterly and annual financial statements that the Post-Closing Company file with the SEC;
●	overseeing the Post-Closing Company’s financial and accounting controls and compliance with legal and regulatory requirements;
●	reviewing and overseeing the Company’s policies on risk assessment and risk management, including reviewing the Company’s cybersecurity and other information technology risks, controls and procedures, including the Company’s plans to mitigate cybersecurity risks and to respond to data breaches;
●	reviewing related person transactions; and
●	establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

Compensation and Human Capital Committee

Upon the completion of the business combination and subject to the approval of the Post-Closing Company Board, the members of the Post-Closing Company’s compensation committee will be               and             , with              serving as chair. Each member of the compensation and human capital committee is expected to qualify as independent under the rules and regulations of the SEC and the listing standards of the NYSE applicable to compensation committee members and to be a “non-employee director” as defined in Rule 16b-3 of the Exchange Act.

The Post-Closing Company’s compensation committee will be responsible for, among other things:

●	reviewing and approving the corporate goals and objectives, evaluating the performance of and reviewing and approving the compensation of the Post-Closing Company’s chief executive officer;
●	in consultation with the chief executive officer, overseeing an evaluation of the performance of and reviewing and setting or making recommendations to the Post-Closing Company Board regarding the compensation of the Post-Closing Company’s other executive officers;
●	overseeing the Post-Closing Company’s overall compensation structure and material benefit plans;
●	reviewing and approving or making recommendations to the Post-Closing Company Board regarding the Post-Closing Company’s incentive compensation and equity-based plans, policies and programs;

●	reviewing and approving all employment agreement and severance arrangements for the Post-Closing Company’s executive officers;
●	making recommendations to the Post-Closing Company Board regarding the compensation of the Post-Closing Company’s directors non-employee directors;
●	determining stock ownership guidelines for independent directors and executive officers of the Post-Closing Company and monitoring compliance with such guidelines; and
●	retaining and overseeing any compensation consultants.

Nominating and Corporate Governance Committee

Upon the completion of the business combination and subject to the approval of the Post-Closing Company Board, the members of the Post-Closing Company’s nominating and corporate governance committee will be               ,               and               , with               serving as chair. Each member of the nominating and corporate governance committee is expected to qualify as independent under the rules and regulations of the SEC and the listing standards of the NYSE applicable to nominating and corporate governance committee members.

The Post-Closing Company’s nominating and corporate governance committee will be responsible for, among other things:

●	identifying individuals qualified to become members of the Post-Closing Company Board (and its committees), consistent with criteria approved by the Board;
●	reviewing succession planning for the Company’s Chief Executive Officer and other executive officers;
●	periodically reviewing the Company Board’s leadership structure and recommending any proposed changes to the Post-Closing Company Board;
●	overseeing the process for evaluating the effectiveness of the Post-Closing Company Board, its committees and each individual director;
●	developing, evaluating and recommending to the Board a set of corporate governance guidelines applicable to the Post-Closing Company;
●	and periodically reviewing and assessing policies, practices, risk assessments and risk management regarding corporate social responsibility and sustainability performance, including environmental, social and governance matters.

Compensation Committee Interlocks

None of the Post-Closing Company’s anticipated executive officers serves as a member of the board of directors or compensation and human capital committee (or other committee performing equivalent functions) of any entity that has one or more executive officers expected to serve on the Post-Closing Company Board or its compensation and human capital committee.

Code of Ethics

The Post-Closing Company will have a code of ethics that applies to all of its officers, directors and employees, as well as all of the Post-Closing Company’s contractors, consultants, suppliers and agents in connection with their work for the Post-Closing Company. The code of ethics will be posted on the Post-Closing Company’s website at               under the Investor Relations section. Future amendments to, or waivers of, the conduct of ethics, as and to the extent required by SEC regulations, are expected to be disclosed at the same location on the Post-Closing Company’s website identified above or in public filings. The inclusion of the Post-Closing Company’s website address in this proxy statement/prospectus/consent solicitation statement does not include or incorporate by reference the information on the Post-Closing Company’s website into this proxy statement/prospectus/consent solicitation statement. We have included this website address in this proxy statement/prospectus/consent solicitation statement solely as an inactive textual reference.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus/consent solicitation statement. Unless the context otherwise requires, all references in this section to the Post-Closing Company refer to Oklo after giving effect to the business combination.

AltC is providing the following unaudited pro forma condensed combined financial information to aid in the analysis of the financial aspects of the business combination and other events contemplated by the Merger Agreement. The following unaudited pro forma condensed combined financial information presents the combination of the financial information of AltC and Oklo, adjusted to give effect to the business combination and other events contemplated by the Merger Agreement. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses” (“Article 11 of Regulation S-X”).

The unaudited pro forma condensed combined financial statements give effect to the business combination and other events contemplated by the Merger Agreement as described in this proxy statement/prospectus/consent solicitation statement. The unaudited pro forma condensed combined balance sheet as of Adjusted June 30, 2023 combines the historical unaudited condensed consolidated balance sheet of Oklo with the historical unaudited condensed balance sheet of AltC on a pro forma basis as if the business combination and the other events contemplated by the Merger Agreement, summarized below, had been consummated on Adjusted June 30, 2023. The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2023 combines the historical unaudited condensed consolidated statement of operations of Oklo for the six months ended June 30, 2023 and the historical unaudited condensed statement of operations of AltC for the six months ended June 30, 2023 as if the business combination and other events contemplated by the Merger Agreement had been consummated on January 1, 2022. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022 combines the historical audited statement of operations of AltC for the year ended December 31, 2022, with the historical audited consolidated statement of operations of Oklo for the year ended December 31, 2022 as if the business combination and other events contemplated by the Merger Agreement had been consummated on January 1, 2022.

The unaudited pro forma condensed combined financial statements have been prepared for informational purposes only and are not necessarily indicative of what the Post-Closing Company’s condensed financial position or results of operations actually would have been had the business combination been consummated prior to June 30, 2023, nor are they necessarily indicative of future results of operations. In addition, the unaudited pro forma condensed combined financial statements do not purport to project the future financial position or operating results of the Post-Closing Company.

The unaudited pro forma condensed combined financial information was derived from and should be read in conjunction with the following historical financial statements and the accompanying notes, which are included elsewhere in this proxy statement/prospectus/consent solicitation statement:

●	audited historical financial statements of AltC for the year ended December 31, 2022;
●	unaudited historical condensed financial statements of AltC as of June 30, 2023 and for the six months ended June 30, 2023;
●	audited historical consolidated financial statements of Oklo for the year ended December 31, 2022;
●	unaudited historical condensed consolidated financial statements of Oklo as of June 30, 2023 and for the six months ended June 30, 2023; and
●	other information relating to AltC and Oklo included in this proxy statement/prospectus/consent solicitation statement, including the Merger Agreement and the description of certain terms thereof and the financial and operational condition of AltC and Oklo (see “Proposal No. 1 — The Business Combination Proposal — General — Merger Consideration,” “AltC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Oklo’s Management’s Discussion and Analysis of Financial Condition and Results of Operations”).

Description of the Business Combination

Pursuant to the Merger Agreement, Merger Sub will merge with and into Oklo, with Oklo surviving the Merger. Oklo will become a wholly owned subsidiary of AltC and AltC will immediately be renamed as “Oklo Inc.”. The Closing Merger Consideration to be paid to the Oklo equityholders at the Closing pursuant to the Merger Agreement will have a deemed value of $850,000,000. Upon the consummation of the business combination, each share of Oklo capital stock will be converted into the right to receive shares of Post-Closing Company Class A common stock. Each share of Oklo capital stock will receive a deemed value of $10.00 per share after giving effect to an Exchange Ratio currently estimated to be 6.340, based on the terms of the Merger Agreement and the fully-diluted capitalization of Oklo as of Adjusted June 30, 2023.

Following the business combination and related events and based on an assumed Exchange Ratio of 6.340, an estimated 78,223,495 shares of Post-Closing Company Class A common stock will be immediately issued to Oklo’s stockholders and will be outstanding, Post-Closing Company stock options related to the assumption and exchange of Oklo stock options, which will be exercisable for an estimated 7,007,456 shares of Post-Closing Company Class A common stock will be outstanding, 1,450,000 private placement shares held by the Sponsor subject to certain provisions under the Sponsor Agreement will be outstanding as outlined below, 12,500,000 AltC founder shares held by the Sponsor subject to certain vesting conditions under the Sponsor Agreement as outlined below will be outstanding, and 15,000,000 shares of Post-Closing Company Class A stock will be reserved for the potential future issuance of the Earnout Shares as outlined below. As part of the No Redemption Scenario, the $275 Million, the $250 Million Scenario, the $200 Million Scenario and the $125 Million Scenario, 29,150,521, 26,719,616, 24,290,560, 14,574,336, and 7,287,168 shares, respectively, of AltC Class A common stock held by AltC public stockholders prior to the Closing will remain issued and outstanding. The business combination will occur based on the following transactions as contemplated by the Merger Agreement:

●	the Merger of Merger Sub, the wholly owned subsidiary of AltC, with and into Oklo, with Oklo as the surviving company;
●	each share of Oklo common stock, including shares of Oklo common stock issued upon the pre-Closing conversion of Oklo preferred stock and Oklo SAFEs, will be automatically surrendered and shall cease to exist, and will be exchanged for the right to receive, in the aggregate, the Closing Merger Consideration; and
●	the exchange of all outstanding vested and unvested Oklo stock options into Post-Closing Company stock options exercisable for shares of Post-Closing Company Class A common stock with the same terms except for the number of shares exercisable and the exercise price, each of which will be adjusted using the Exchange Ratio.

Available Closing SPAC Cash shall not be less than $250,000,000, which is calculated as follows:

●	the amount of cash available to be released from AltC’s trust account (after giving effect to all payments to be made as a result of the completion of any redemptions and any excise tax payable), plus
●	the net proceeds of any incremental financing raised by AltC or Oklo in connection with the business combination, including any amounts raised in connection with a Permitted Equity Financing or pursuant to the Sponsor Commitment.

Other related events that are contemplated to take place in connection with the business combination are summarized below:

●	Sponsor Agreement – In connection with the execution of the Merger Agreement, AltC entered into a Sponsor Agreement, which amended and restated each of those certain letter agreements as described elsewhere in this proxy statement/prospectus/consent solicitation statement. Under the material provisions of the Sponsor Agreement, each of the Sponsor and the Insiders agreed (i) to vote any of such Insider’s shares of AltC securities in favor of the Transactions and other SPAC Stockholder Matters, (ii) not to redeem any of such Insider’s shares of AltC Class A common stock (e.g., the private placement shares) or AltC Class B common stock (i.e., the AltC founder shares) in connection with the stockholder redemption, (iii) to pay any amounts in excess of the expense cap of $25,000,000 for the SPAC Transaction Expenses, which cap shall exclude: (i) deferred underwriting fees, (ii) fees, costs and expenses related to the D&O Tail, (iii) repayment amounts of the Extension Promissory Note and (iv) up to $7,000,000 of capital markets advisory fees payable by AltC, in either cash or by forfeiting a number of AltC founder shares, at a price of $10.00 per share (provided that any Excess Amount greater than $15,000,000 shall be paid only in cash), (iv) not to transfer the private placement shares, (v) the AltC founder shares will unvest and vest pursuant the certain vesting conditions, (vi) to the Sponsor Commitment (as further described below), and (vii) if the Minimum Cash Condition is waived by Oklo (such waiver to be made in Oklo’s sole discretion), up to 50% of the AltC founder shares will be forfeited.
●	Sponsor Commitment – Sponsor has agreed, immediately prior to the Closing, to purchase in a private placement up to 5,000,000 shares of AltC Class A common stock at a purchase price of $10.00 per share, equal to an amount up to

$50,000,000. The amount of the Sponsor Commitment that Sponsor will be required to fund will be equal to (i) $250,000,000 minus (ii) the Available Closing SPAC Cash before accounting for the funding of any Sponsor Commitment.

Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. The adjustments in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an illustrative understanding of Post-Closing Company upon consummation of the business combination in accordance with U.S. GAAP. Assumptions and estimates underlying the unaudited pro forma adjustments set forth in the unaudited pro forma condensed combined financial information are described in the accompanying notes.

The unaudited pro forma condensed combined financial information has been presented for illustrative purposes only and is not necessarily indicative of the operating results and financial position that would have been achieved had the business combination occurred on the dates indicated. Any net cash proceeds remaining after the consummation of the business combination and the other related events contemplated by the Merger Agreement are expected to be used for general corporate purposes. The unaudited pro forma condensed combined financial information does not purport to project the future operating results or financial position of Post-Closing Company following the completion of the business combination. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial information and are subject to change as additional information becomes available and analyses are performed. AltC and Oklo have not had any historical relationship prior to the discussion of the Merger. Accordingly, no Transaction Accounting Adjustments were required to eliminate activities between the companies.

The unaudited pro forma condensed combined financial information contained herein assumes that the AltC stockholders approve the Merger. Pursuant to its current certificate of incorporation, AltC will provide the holders of AltC Class A common stock the opportunity to redeem the outstanding shares of AltC Class A common stock for cash equal to their pro rata share of the aggregate amount on deposit in the trust account, which holds the proceeds of the AltC IPO as of two (2) business days prior to the consummation of the transactions contemplated by the Merger Agreement (including interest earned on the funds held in the trust account, net of taxes).

The following table presents the unaudited pro forma information after giving effect to the business combination and other events contemplated by the Merger Agreement, based on Adjusted June 30, 2023 redemption value of a share of AltC Class A common stock, presented under the following scenarios:

●	No Redemption Scenario: which is the scenario that assumes no AltC public stockholders exercise their redemption rights.
●	$275 Million Scenario: which is the scenario that illustrates the number of AltC shareholder redemptions that would result in there being $275,000,000 of Available Closing SPAC Cash.
●	$250 Million Scenario: which is the scenario that illustrates that largest number of AltC shareholder redemptions that can occur while still satisfying the Minimum Cash Condition. This scenario assumes that Available Closing SPAC Cash is equal to $250,000,000 and no portion of the Sponsor Commitment is funded. So long as Available Closing SPAC Cash, before accounting for the funding of any Sponsor Commitment, is equal to or greater than $200,000,000, Oklo must request that the Sponsor Commitment be funded and if the Sponsor funds the Sponsor Commitment Purchase Price, then Oklo must stipulate that the Minimum Cash Condition is deemed satisfied. If, however, the Available Closing SPAC Cash, before accounting for the funding of any Sponsor Commitment, is less than $200,000,000, Oklo shall retain the sole discretion to refrain from closing the Merger for failure of AltC to meet the Minimum Cash Condition; provided, however, that if Oklo requests that the Sponsor fund the Sponsor Commitment, and the Sponsor subsequently funds the Sponsor Commitment Purchase Price, then the Minimum Cash Condition will be deemed waived.
●	$200 Million Scenario: which is the scenario that illustrates the number of AltC shareholder redemptions that would result in there being $200,000,000 of Available Closing SPAC Cash. This scenario assumes that (a) Available Closing SPAC Cash, before accounting for the funding of any Sponsor Commitment, is equal to $150,000,000 and (b) Oklo waives the Minimum Cash Condition, which would require, pursuant to the Sponsor Agreement, the Sponsor to (i) upon the request of Oklo, fund the full Sponsor Commitment by purchasing 5,000,000 shares of AltC Class A common stock at a price of $10.00 per share and (ii) forfeit 5,000,000 AltC founder shares.

●	$125 Million Scenario: which is the scenario that illustrates the largest number of AltC shareholder redemptions that can occur if Oklo waives the Minimum Cash Condition to the maximum extent that still requires the Sponsor to fully fund the Sponsor Commitment. This scenario assumes that Available Closing SPAC Cash, before accounting for the funding of any Sponsor Commitment, is equal to $75,000,000 which, pursuant to the Sponsor Agreement, would require the Sponsor to (i) upon the request of Oklo, fund the full Sponsor Commitment by purchasing 5,000,000 shares of AltC Class A common stock at a price of $10.00 per share and (ii) forfeit 6,250,000 AltC founder shares.

The following summarizes the unaudited pro forma shares of Post-Closing Company Class A common stock issued and outstanding immediately after the business combination on Adjusted June 30, 2023, presented under the scenarios, excluding the dilutive effect of the potential issuance of any Earnout Shares, the potential issuance of any shares of Post-Closing Company Class A common stock upon exercise of outstanding Oklo options assumed by the Post-Closing Company, and the potential issuance of shares of Post-Closing Company Class A common stock initially reserved for issuance under the Incentive Plan and the ESPP:

			$275 Million		$250 Million		$200 Million		$125 Million
	No Redemption Scenario (1)		Scenario (2)		Scenario (3)		Scenario (4)		Scenario (5)
	Shares	%	Shares	%	Shares	%	Shares	%	Shares	%
Oklo stockholders (6)	78,223,495	64.5%	78,223,495	65.8%	78,223,495	67.2%	78,223,495	73.3%	78,223,495	79.6%
Sponsor (7)	13,950,000	11.5%	13,950,000	11.7%	13,950,000	12.0%	13,950,000	13.1%	12,700,000	12.9%
AtlC public stockholders	29,150,521	24.0%	26,719,616	22.5%	24,290,560	20.8%	14,574,336	13.6%	7,287,168	7.5%
Total	121,324,016	100.0%	118,893,111	100.0%	116,464,055	100.0%	106,747,831	100.0%	98,210,663	100.0%
(1)	Assumes no AltC public stockholders exercise their redemption rights.
(2)	Assumes redemptions of 2,430,905 AltC public shares in connection with the Transactions, which would result in $275.0 million in the trust account at Closing. This scenario is based on the trust account balance as of Adjusted June 30, 2023, as described under the section entitled “Unaudited Pro Forma Condensed Combined Financial Information — Basis of Pro Forma Presentation.”
(3)	Assumes redemptions of 4,859,961 AltC public shares in connection with the Transactions, which would result in $250,000,000 in the trust account at Closing and would not result in any obligation by the Sponsor to fund the Sponsor Commitment. This scenario is based on the trust account balance as of Adjusted June 30, 2023, as described under the section entitled “Unaudited Pro Forma Condensed Combined Financial Information - Basis of Pro Forma Presentation.”
(4)	Assumes redemptions of 14,576,185 AltC public shares in connection with the Transactions, which would result in $150.0 million in the trust account at Closing. This scenario further assumes Oklo requests, which is to be made in Oklo’s sole discretion, that the Sponsor fund the Sponsor Commitment and the Sponsor’s subsequent funding of the Sponsor Commitment, which would result in Oklo’s deemed waiver of the Minimum Cash Condition. In addition, under this scenario, the Sponsor would be required to forfeit 5,000,000 AltC founder shares for no consideration. This scenario is based on the trust account balance as of Adjusted June 30, 2023, as described under the section entitled “Unaudited Pro Forma Condensed Combined Financial Information — Basis of Pro Forma Presentation.”
(5)	Assumes redemptions of 21,863,353 AltC public shares in connection with the Transactions, which would result in $75,000,000 in the trust account at Closing. This scenario further assumes Oklo requests, which is to be made in Oklo’s sole discretion, that the Sponsor fund the Sponsor Commitment and the Sponsor’s subsequent funding of the Sponsor Commitment, which would result in Oklo’s deemed waiver of the Minimum Cash Condition. In addition, under this scenario, the Sponsor would be required to forfeit 6,250,000 AltC founder shares for no consideration. This scenario is based on the trust account balance as of Adjusted June 30, 2023, as described under the section entitled “Unaudited Pro Forma Condensed Combined Financial Information - Basis of Pro Forma Presentation.”
(6)	Consists of shares of AltC Class A common stock issuable in respect of shares of Oklo capital stock and Oklo SAFEs, in each case, outstanding as of Adjusted June 30, 2023, based on an assumed Exchange Ratio of 6.340. The Exchange Ratio reflects the Oklo capital stock and Oklo SAFEs, in each case, outstanding as of Adjusted June 30, 2023 and reflects the issuance of 22,100 shares Oklo’s common stock upon the exercise of stock options and an aggregate of $15,010,000 of Oklo SAFEs issued through October 2023.
(7)	Includes 1,450,000 AltC private placement shares held by the Sponsor and 12,500,000 AltC founder shares held by the Sponsor. At the Closing, all of the AltC founder shares held by the Sponsor will be outstanding and entitled to vote; provided, however, that all of such AltC founder shares will be unvested at the Closing. The AltC founder shares held by the Sponsor will vest in four tranches: 50% of them will vest upon the occurrence of Vesting Trigger Event I, 25% of them will vest upon the occurrence of Vesting Trigger Event II, 12.5% of them will vest upon the occurrence of the Vesting Trigger Event III and 12.5% of them will vest upon the occurrence of Vesting Trigger Event IV. Any AltC founder shares held by the Sponsor that do not vest during the Vesting Period will be forfeited for no consideration. As described in footnotes 4 and 5, in the $200 Million Scenario and the $125 Million Scenario, the calculations do not include the 5,000,000 and 6,250,000 forfeited AltC founder shares, respectively, but include the 5,000,000 shares of AltC Class A common stock to be purchased to fund the Sponsor Commitment. In addition, in the event of a Sale prior to the expiration of the Vesting Period, the vesting of unvested AltC founder shares or shares of Post- Closing Company Class A common stock issued or issuable upon the conversion of the unvested AltC founder shares shall be accelerated as follows: (1) 50% of AltC founder shall vest if the price of Post-Closing Company Class A common stock paid or implied in such Sale equals or exceeds $10.00 per share; (2) 25% of AltC founder shall vest if the price of Post- Closing Company Class A common stock paid or implied in such Sale equals or exceeds $12.00 per share; (3) 12.5% of AltC founder shall vest if the price of Post-Closing Company Class A common stock paid or implied in such Sale equals or exceeds $14.00 per share; and (4) 12.5% of AltC founder shall vest if the price of Post-Closing Company Class A common stock paid or implied in such Sale equals or exceeds $16.00 per share, and in each case, the price paid or implied in such Sale shall be determined after (i) taking into account the dilutive effect of any Earnout Shares that have been or would be issued at Earnout Triggering Event I, Earnout Triggering Event II and Earnout Triggering Event III, as applicable, and (ii) excluding any AltC founder shares that have been or would be forfeited pursuant to the Sponsor Agreement as described in the following sentence. Unvested AltC founder shares (or shares of Post-Closing Company Class A common stock issuable or issued upon conversion thereof) that do not vest upon the occurrence of a Sale will be forfeited immediately prior to the closing of such Sale.

Expected Accounting Treatment for the Business Combination

The business combination is expected to be accounted for as a reverse recapitalization in accordance with U.S. GAAP because Oklo has been determined to be the accounting acquirer under all redemption scenarios presented. Under this method of accounting, AltC, which is the legal acquirer, will be treated as the accounting acquiree for financial reporting purposes and Oklo, which is the legal acquiree, will be treated as the accounting acquirer. Accordingly, the consolidated assets, liabilities and results of operations of Oklo will become the historical financial statements of the Post-Closing Company, and AltC’s assets, liabilities and results of operations will be consolidated with Oklo’s beginning on the acquisition date. For accounting purposes, the financial statements of the Post-Closing Company will represent a continuation of the financial statements of Oklo with the business combination being treated as the equivalent of Oklo issuing stock for the net assets of AltC, accompanied by a recapitalization. The net assets of AltC will be stated at historical costs and no goodwill or other intangible assets will be recorded. Operations prior to the business combination will be presented as those of Oklo in future reports of the Post-Closing Company.

Oklo was determined to be the accounting acquirer under all of the redemption scenarios presented based on evaluation of the following facts and circumstances:

●	Oklo stockholders comprise a relative majority of greater than 54% of the voting power of the Post-Closing Company under all redemption scenarios;
●	Oklo will have the ability to nominate a majority of the members of the board of directors of the Post-Closing Company;
●	Oklo’s operations prior to the acquisition comprise the only ongoing operations of Post-Closing Company;
●	Oklo’s senior management will comprise the senior management of Post-Closing Company;
●	The Post-Closing Company will assume the Oklo name;
●	The ongoing operations of Oklo will become the operations of the Post-Closing Company; and
●	Oklo’s headquarters will become the Post-Closing Company’s headquarters.

The final allocation of consideration payable to Oklo equityholders will be determined upon the completion of the business combination and related events and could differ materially from the three scenarios presented.

In connection with the business combination, in addition to the Merger Consideration payable in the form of shares of AltC’s Class A common stock valued at $10.00 per share, there are provisions for contingent consideration consisting of the issuance up to 15,000,000 additional shares of the Post-Closing Company Class A common stock upon the occurrence of Earnout Triggering Event I,

Earnout Triggering Event II or Earnout Triggering Event III, for the Earnout Shares, and the vesting of up to 12,500,000 shares of Post- Closing Company Class A common stock upon the occurrence of Vesting Trigger Event I, Vesting Trigger Event II, Vesting Trigger Event III or Vesting Trigger Event IV, for the AltC founder shares.

The Earnout Shares will be issued in three tranches, with each tranche to be issued on a one-time basis, upon the occurrence of the Earnout Triggering Events to each eligible former Oklo equityholder. Earnout Triggering Event I requires the issuance of 7,500,000 Post-Closing Company Class A common stock to Eligible Oklo Equityholders when the stock trading price is equal to or greater than $12.00 per share or a Change in Control of the Post-Closing Company pursuant to which holders of Post-Closing Company Class A common stock have the right to receive consideration implying a value per share greater than or equal to $12.00. Earnout Triggering Event II requires the issuance of 5,000,000 Post-Closing Company Class A common stock to Eligible Oklo Equityholders when the stock trading price is equal to or greater than $14.00 per share or a Change in Control of the Post-Closing Company pursuant to which holders of Post-Closing Company Class A common stock have the right to receive consideration implying a value per share greater than or equal to $14.00. Earnout Triggering Event III requires the issuance of 2,500,000 Post-Closing Company Class A common stock to Eligible Oklo Equityholders when the stock trading price is equal to or greater than $16.00 per share or a Change in Control of the Post-Closing Company pursuant to which holders of Post-Closing Company Class A common stock have the right to receive consideration implying a value per share greater than or equal to $16.00, all of which Triggering Events are subject to certain conditions and other provisions. If any of the Earnout Triggering Events, as described in the foregoing, are not achieved within the Earnout Period, the Earnout Shares that could have been issued upon the occurrence of the applicable Earnout Triggering Event will be forfeited.

The AltC founder shares will unvest as of the Closing and will revest in four tranches upon the occurrence of the Vesting Triggering Events. Vesting Trigger Event I requires the vesting of 50.0% of the founder shares when the stock trading price equals or exceeds $10.00 per share for 20 trading days within a 60 consecutive trading day period. Vesting Trigger Event II requires the vesting of 25.0% of the founder shares when the stock trading price equals or exceeds $12.00 per share for 20 trading days within a 60 consecutive trading day period. Vesting Trigger Event III requires the vesting of 12.5% of the founder shares when the stock trading price equals or exceeds $14.00 per share for 20 trading days within a 60 consecutive trading day period. Vesting Trigger Event IV requires the vesting of 12.5% of the founder shares when the stock trading price equals or exceeds $16.00 per share for 20 trading days within a 60 consecutive trading day period, all of which Vesting Triggering Events are subject to certain conditions. In the event of a Sale prior to the expiration of the Vesting Period, the vesting of unvested AltC founder shares or shares of Post-Closing Company Class A common stock issued or issuable upon the conversion of the unvested AltC founder shares shall be accelerated as follows: (1) 50% of AltC founder shall vest if the price of Post-Closing Company Class A common stock paid or implied in such Sale equals or exceeds $10.00 per share; (2) 25% of AltC founder shall vest if the price of Post-Closing Company Class A common stock paid or implied in such Sale equals or exceeds $12.00 per share; (3) 12.5% of AltC founder shall vest if the price of Post-Closing Company Class A common stock paid or implied in such Sale equals or exceeds $14.00 per share; and (4) 12.5% of AltC founder shall vest if the price of Post-Closing Company Class A common stock paid or implied in such Sale equals or exceeds $16.00 per share, and in each case, the price paid or implied in such Sale shall be determined after (i) taking into account the dilutive effect of any Earnout Shares that have been or would be issued at Earnout Triggering Event I, Earnout Triggering Event II and Earnout Triggering Event III, as applicable, and (ii) excluding any AltC founder shares that have been or would be forfeited pursuant to the Sponsor Agreement as described in the following sentence. Unvested AltC founder shares (or shares of Post-Closing Company Class A common stock issuable or issued upon conversion thereof) that do not vest upon the occurrence of a Sale will be forfeited immediately prior to the closing of such Sale. If any of the Vesting Triggering Events, as described in the foregoing, are not achieved within the Vesting Period, the AltC founder shares will be forfeited.

The Earnout Shares, exclusive of Earnout Shares attributable to the Oklo vested options at Closing, and AltC founder shares will be recognized at fair value upon the Closing of the business combination and classified as stockholders’ equity. Because the business combination is accounted for as a reverse recapitalization, the issuance of the Earnout Shares and vesting of AltC founder shares will be treated as a deemed dividend and since Oklo does not have retained earnings, the issuance and vesting will be recorded within additional-paid-in-capital and have a net nil impact on additional paid-in capital. Oklo determined the fair value of the Earnout Shares and AltC founder shares to be approximately $112,000,000 and $98,000,000, respectively, based on a valuation using a Monte Carlo simulation with key inputs and assumptions such as stock price, term, dividend yield, risk-free rate, and volatility. The fair value of the Earnout Shares and AltC founder shares are subject to change as additional information becomes available and additional analyses are performed over the fair value upon the Closing of the business combination and such changes in fair value could be material. The unaudited pro forma condensed combined financial statements do not reflect pro forma adjustments related to the recognition of the Earnout Shares and AltC founder shares because there is no net impact on stockholders' equity on a pro forma combined basis.

Assumptions and estimates underlying the unaudited pro forma adjustments set forth in the unaudited pro forma condensed combined financial statements are described in the accompanying notes. The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and are not necessarily indicative of the operating results and financial position that would have been achieved had the business combination occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial statements do not purport to project the future operating results or financial position of AltC following the completion of the Merger. The unaudited pro forma adjustments represent AltC management’s estimates based on information available as of the dates of these unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of Adjusted June 30, 2023

							No Redemption Scenario			$275 Million Scenario			$250 Million Scenario			$200 Million Scenario			$125 Million Scenario
	AltC (Histoical)	AltC Pro Forma Significant Adjustments (Note 2)	AltC Pro Forma Adjusted June 30, 2023	Oklo (Historical)	Oklo Pro Forma Significant Adjustments (Note 2)	Oklo Pro Forma Adjusted June 30, 2023	Transaction Accounting Adjustments (Note 3)		Pro Forma Combined	Transaction Accounting Adjustments (Note 3)		Pro Forma Combined	Transaction Accounting Adjustments (Note 3)		Pro Forma Combined	Transaction Accounting Adjustments (Note 3)		Pro Forma Combined	Transaction Accounting Adjustments (Note 3)		Pro Forma Combined

Assets
Current assets:
Cash and cash equivalents	$840,228	$—	$840,228	$5,094,790	$15,010,000	$20,104,790	$300,019,032	A	$275,422,187	$275,000,000	A	$250,403,155	$250,000,000	A	$225,403,155	$150,000,000	A	$175,403,155	$75,000,000	A	$100,403,155
	—	—	—	—	—	—	(12,466,863)	B	—	(12,466,863)	B	—	(12,466,863)	B	—	(12,466,863)	B	—	(12,466,863)	B	—
	—	—	—	—	—	—	(33,075,000)	BB	—	(33,075,000)	BB	—	(33,075,000)	BB	—	(33,075,000)	BB	—	(33,075,000)	BB	—
	—	—	—	—	—	—	—		—	—		—	—		—	50,000,000	C	—	50,000,000	C	—
Prepaid and other current assets	42,500	—	42,500	2,103,196	—	2,103,196	(1,502,891)	B	642,805	(1,502,891)	B	642,805	(1,502,891)	B	642,805	(1,502,891)	B	642,805	(1,502,891)	B	642,805
Total current assets	882,728	—	882,728	7,197,986	15,010,000	22,207,986	252,974,278		276,064,992	227,955,246		251,045,960	202,955,246		226,045,960	152,955,246		176,045,960	77,955,246		101,045,960
Property and equipment, net	—	—	—	179,297	—	179,297	—		179,297	—		179,297	—		179,297	—		179,297	—		179,297
Right-of-use assets	—	—	—	178,426	—	178,426	—		178,426	—		178,426	—		178,426	—		178,426	—		178,426
Marketable securities held in trust account	515,933,705	(215,914,673)	300,019,032	—	—	—	(300,019,032)	A	—	(275,000,000)	A	—	(250,000,000)	A	2	(150,000,000)	A	—	(75,000,000)	A	(4)
	—	—	—	—	—	—	—		—	(25,019,032)	E1	—	(50,019,030)	E2	—	(150,019,032)	E3	—	(225,019,036)	E4	—
Other assets	—	—	—	25,361	—	25,361	—		25,361	—		25,361	—		25,361	—		25,361	—		25,361
Total assets	$516,816,433	$(215,914,673)	$300,901,760	$7,581,070	$15,010,000	$22,591,070	$(47,044,754)		$276,448,076	$(72,063,786)		$251,429,044	$(97,063,784)		$226,429,046	$(147,063,786)		$176,429,044	$(222,063,790)		$101,429,040
Liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$—	$—	$—	$1,636,646	$—	$1,636,646	$(1,469,754)	B	$166,892	$(1,469,754)	B	$166,892	$(1,469,754)	B	$166,892	$(1,469,754)	B	$166,892	$(1,469,754)	B	$166,892
Accrued expenses	375,437	—	375,437	99,960	—	99,960	—		475,397	—		475,397	—		475,397	—		475,397	—		475,397
Income taxes payable	1,233,506	—	1,233,506	—	—	—	—		1,233,506	—		1,233,506	—		1,233,506	—		1,233,506	—		1,233,506
Operating lease libility	—	—	—	202,019	—	202,019	—		202,019	—		202,019	—		202,019	—		202,019	—		202,019
Total current liabilities	1,608,943	—	1,608,943	1,938,625	—	1,938,625	(1,469,754)		2,077,814	(1,469,754)		2,077,814	(1,469,754)		2,077,814	(1,469,754)		2,077,814	(1,469,754)		2,077,814
Simple agreement for future equity	—	—	—	17,810,000	15,010,000	32,820,000	(32,820,000)	F	—	(32,820,000)	F	—	(32,820,000)	F	—	(32,820,000)	F	—	(32,820,000)	F	—
Deferred legal fee	92,441	—	92,441	—	—	—	(92,441)	BB	—	(92,441)	BB	—	(92,441)	BB	—	(92,441)	BB	—	(92,441)	BB	—
Deferred underwriting fee payable	17,500,000	—	17,500,000	—	—	—	(17,500,000)	BB	—	(17,500,000)	BB	—	(17,500,000)	BB	—	(17,500,000)	BB	—	(17,500,000)	BB	—
Total liabilities	19,201,384	—	19,201,384	19,748,625	15,010,000	34,758,625	(51,882,195)		2,077,814	(51,882,195)		2,077,814	(51,882,195)		2,077,814	(51,882,195)		2,077,814	(51,882,195)		2,077,814
Class A common stock subject to possible redemption	512,394,895	(215,914,673)	296,480,222	—	—	—	(296,480,222)	D	—	(296,480,222)	D	—	(296,480,222)	D	—	(296,480,222)	D	—	(296,480,222)	D	—
Remeedable convertible preferred stock	—	—	—	25,030,520	—	25,030,520	(25,030,520)	F	—	(25,030,520)	F	—	(25,030,520)	F	—	(25,030,520)	F	—	(25,030,520)	F	—
Stockholders’ equity (deficit):
Common stock	—	—	—	477	—	477	(477)	F	—	(477)	F	—	(477)	F	—	(477)	F	—	(477)	F	—
Class A common stock	145	—	145	—	—	—	1,250	G	12,132	1,250	G	11,889	1,250	G	11,646	750	G	10,674	625	G	9,821
	—	—	—	—	—	—	2,915	D	—	2,915	D	—	2,915	D	—	2,915	D	—	2,915	D	—
	—	—	—	—	—	—	—		—	(243)	E1	—	(486)	E2	—	(1,458)	E3	—	(2,186)	E4	—
	—	—	—	—	—	—	7,822	F	—	7,822	F	—	7,822	F	—	7,822	F	—	7,822	F	—
	—	—	—	—	—	—	—		—	—		—	—		—	500	C	—	500	C	—
Class B common stock	1,250	—	1,250	—	—	—	—		—	—		—	—		—	(500)	CC3	—	(625)	CC4	—
		—	—		—	—	(1,250)	G		(1,250)	G		(1,250)	G		(750)	G		(625)	G
Additional paid-in capital	—	—	—	1,306,037	—	1,306,037	(12,500,000)	B	317,592,719	(12,500,000)	B	292,573,930	(12,500,000)	B	267,574,175	(12,500,000)	B	217,575,145	(12,500,000)	B	142,575,994
	—	—	—	—	—	—	(15,482,559)	BB	—	(15,482,559)	BB	—	(15,482,559)	BB	—	(15,482,559)	BB	—	(15,482,559)	BB	—
		—	—		—	—	—			—			—			500	CC3		625	CC4
	—	—	—	—	—	—	296,477,307	D	—	296,477,307	D	—	296,477,307	D	—	296,477,307	D	—	296,477,307	D	—
	—	—	—	—	—	—	(14,781,241)	H	—	(14,781,241)	H	—	(14,781,241)	H	—	(14,781,241)	H	—	(14,781,241)	H	—
	—	—	—	—	—	—	4,730,000	I	—	4,730,000	I	—	4,730,000	I		4,730,000	I		4,730,000	I
	—	—	—	—	—	—	—		—	(25,018,789)	E1	—	(50,018,544)	E2	—	(150,017,574)	E3	—	(225,016,850)	E4	—
	—	—	—	—	—	—	57,843,175	F	—	57,843,175	F	—	57,843,175	F	—	57,843,175	F	—	57,843,175	F	—
	—	—	—	—	—	—	—		—	—		—	—		—	49,999,500	C	—	49,999,500	C	—
Accumulated deficit	(14,781,241)	—	(14,781,241)	(38,504,589)	—	(38,504,589)	—		(43,234,589)	—		(43,234,589)	—		(43,234,589)	—		(43,234,589)	—		(43,234,589)
	—	—	—	—	—	—	14,781,241	H	—	14,781,241	H	—	14,781,241	H	—	14,781,241	H	—	14,781,241	H	—
	—	—	—	—	—	—	(4,730,000)	I	—	(4,730,000)	I	—	(4,730,000)	I	—	(4,730,000)	I	—	(4,730,000)	I	—
Total stockholders' equity (deficit)	(14,779,846)	—	(14,779,846)	(37,198,075)	—	(37,198,075)	326,348,183		274,370,262	301,329,151		249,351,230	276,329,153		224,351,232	226,329,151		174,351,230	151,329,147		99,351,226
Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$516,816,433	$(215,914,673)	$300,901,760	$7,581,070	$15,010,000	$22,591,070	$(47,044,754)		$276,448,076	$(72,063,786)		$251,429,044	$(97,063,784)		$226,429,046	$(147,063,786)		$176,429,044	$(222,063,790)		$101,429,040

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Six Months Ended June 30, 2023

			No Redemption Scenario			$275 Million Scenario			$250 Million Scenario			$200 Million Scenario			$125 Million Scenario
	AtlC (Historical)	Oklo (Historical)	Transaction Accounting Adjustments (Note 3)		Pro Forma Combined	Transaction Accounting Adjustments (Note 3)		Pro Forma Combined	Transaction Accounting Adjustments (Note 3)		Pro Forma Combined	Transaction Accounting Adjustments (Note 3)		Pro Forma Combined	Transaction Accounting Adjustments (Note 3)		Pro Forma Combined
Operating expenses
Research and development	$—	$3,749,719	$—		$3,749,719	$—		$3,749,719	$—		$3,749,719	$—		$3,749,719	$—		$3,749,719
General and administrative	—	2,939,545	—		2,939,545	—		2,939,545	—		2,939,545	—		2,939,545	—		2,939,545
Formation and operating cost	2,058,865	—	—		2,058,865	—		2,058,865	—		2,058,865	—		2,058,865	—		2,058,865
Total operating expenses	2,058,865	6,689,264	—		8,748,129	—		8,748,129	—		8,748,129	—		8,748,129	—		8,748,129
Loss from operations	(2,058,865)	(6,689,264)	—		(8,748,129)	—		(8,748,129)	—		(8,748,129)	—		(8,748,129)	—		(8,748,129)
Other income (loss)
Interest earned on marketable securities held in Trust Account	11,279,715	—	(11,279,715)	J	—	(11,279,715)	J	—	(11,279,715)	J	—	(11,279,715)	J	—	(11,279,715)	J	—
Change in fair value of simple agreement for future equity	—	(2,495,000)	2,495,000	K	—	2,495,000	K	—	2,495,000	K	—	2,495,000	K	—	2,495,000	K	—
Interest expense, net	—	462			462	—		462	462		—	462		462
Total other income (loss), net	11,279,715	(2,494,538)	(8,784,715)		462	(8,784,715)		462	(8,784,715)		462	(8,784,715)		462	(8,784,715)		462
Income (loss) before provision for income taxes	9,220,850	(9,183,802)	(8,784,715)		(8,747,667)	(8,784,715)		(8,747,667)	(8,784,715)		(8,747,667)	(8,784,715)		(8,747,667)	(8,784,715)		(8,747,667)
Provision for income taxes	(2,347,740)	—	2,347,740	L	—	2,347,740	L	—	2,347,740	L	—	2,347,740	L	—	2,347,740	L	—
Net loss	$6,873,110	$(9,183,802)	$(6,436,975)		$(8,747,667)	$(6,436,975)		$(8,747,667)	$(6,436,975)		$(8,747,667)	$(6,436,975)		$(8,747,667)	$(6,436,975)		$(8,747,667)
Weighted-average shares outstanding of Post-Closing Company Class A common stock - basic and diluted				M	121,324,016		M	118,893,111		M	116,464,055		M	106,747,831		M	98,210,663
Basic and diluted net loss per share – Post-Closing Company Class A common stock					$(0.07)			$(0.07)			$(0.08)			$(0.08)			$(0.09)
Weighted average number of shares outstanding	4,793,125
Basic and diluted net loss per share	$(1.92)
Weighted average shares outstanding - redeemable common stock	50,000,000
Basic and diluted net income per share, redeemable common stock	$0.11
Weighted average shares outstanding - non-redeemable common stock	13,950,000
Basic and diluted net income per share, non-redeemable common stock	$0.11

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2022

			No Redemption Scenario			$275 Million Scenario			$250 Million Scenario			$200 Million Scenario			$125 Million Scenario
	Altc (Historical)	Oklo (Historical)	Transaction Accounting Adjustments (Note 3)		Pro Forma Combined	Transaction Accounting Adjustments (Note 3)		Pro Forma Combined	Transaction Accounting Adjustments (Note 3)		Pro Forma Combined	Transaction Accounting Adjustments (Note 3)		Pro Forma Combined	Transaction Accounting Adjustments (Note 3)		Pro Forma Combined
Operating expenses
Research and development	$—	$6,024,267	$3,590,000	Q	$9,614,267	$3,590,000	Q	$9,614,267	$3,590,000	Q	$9,614,267	$3,590,000	Q	$9,614,267	$3,590,000	Q	$9,614,267
General and administrative	—	4,000,544	1,140,000	Q	5,140,544	1,140,000	Q	5,140,544	1,140,000	Q	5,140,544	1,140,000	Q	5,140,544	1,140,000	Q	5,140,544
Formation and operating cost	1,809,484	—	—		1,809,484	—		1,809,484	—		1,809,484	—		1,809,484	—		1,809,484
Total operating expenses	1,809,484	10,024,811	4,730,000		16,564,295	4,730,000		16,564,295	4,730,000		16,564,295	4,730,000		16,564,295	4,730,000		16,564,295
Loss from operations	(1,809,484)	(10,024,811)	(4,730,000)		(16,564,295)	(4,730,000)		(16,564,295)	(4,730,000)		(16,564,295)	(4,730,000)		(16,564,295)	(4,730,000)		(16,564,295)
Other income (loss)
Interest earned on marketable securities held in trust account	7,277,660	—	(7,277,660)	N	—	(7,277,660)	N	—	(7,277,660)	N	—	(7,277,660)	N	—	(7,277,660)	N	—
Unrealized (loss) gain on marketable securities held in trust account	(68,050)	—	68,050	O	—	68,050	O	—	68,050	O	—	68,050	O	—	68,050	O	—
Interest expense, net	—	920	920		—	—		920	—		920	—		920			920
Total other income (loss)	7,209,610	920	(7,209,610)		920	(7,209,610)		920	(7,209,610)		920	(7,209,610)		920	(7,209,610)		920
Income (loss) before provision for income taxes	5,400,126	(10,023,891)	(11,939,610)		(16,563,375)	(11,939,610)		(16,563,375)	(11,939,610)		(16,563,375)	(11,939,610)		(16,563,375)	(11,939,610)		(16,563,375)
Provision for income taxes	(1,474,356)	—	1,474,356	P	—	1,474,356	P	—	1,474,356	P	—	1,474,356	P	—	—	P	1,474,356
Net income (loss)	$3,925,770	$(10,023,891)	$(10,465,254)		$(16,563,375)	$(10,465,254)		$(16,563,375)	$(10,465,254)		$(16,563,375)	$(10,465,254)		$(16,563,375)	$(10,465,254)		$(16,563,375)
Weighted-average shares outstanding of Post-Closing Company Class A common stock - basic and diluted				R	121,324,016		R	118,893,111		R	116,464,055		R	106,747,831		R	98,210,663
Basic and diluted net loss per share - Post-Closing Company Class A common stock					$(0.14)			$(0.14)			$(0.14)			$(0.16)			$(0.17)
Weighted-average number of shares outstanding		4,638,505
Basic and diluted net loss per share		$(2.16)
Weighted-average shares outstanding - redeemable common stock	50,000,000
Basic and diluted net income per share, redeemable common stock	$0.06
Weighted-average shares outstanding - non-redeemable common stock	13,950,000
Basic and diluted net income per share, non-redeemable common stock	$0.06

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1. Basis of Presentation

The Merger will be accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, AltC, who is the legal acquirer, will be treated as the accounting acquiree for financial reporting purposes and Oklo, which is the legal acquiree, will be treated as the accounting acquirer for financial reporting purposes.

The unaudited pro forma condensed combined financial statements are prepared in accordance with Article 11 of SEC Regulation S-X, as amended January 1, 2021. The historical financial information of AltC and Oklo is presented in accordance with U.S. GAAP. Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented. The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings or cost savings that may be associated with the business combination.

The pro forma adjustments reflecting the completion of the business combination and related transactions are based on currently available information and assumptions and methodologies that AltC believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible the difference may be material. AltC believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the business combination and related transactions based on information available to management at the current time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the business combination and related transactions taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the Post-Closing Company. They should be read in conjunction with the historical financial statements and notes thereto of AltC and Oklo.

2. Pro Forma Significant Adjustments

AltC Pro Forma Significant Adjustments - AltC pro forma significant adjustments reflect the redemption of 20,849,479 shares of AltC Class A common stock subject to possible redemption for a net amount of $215,914,673 with an offset to the trust account, using par value of $0.0001 per share at an assumed redemption price of approximately $10.36 per share under the No Redemptions Scenario in connction with AltC's special meeting of the stockholders on October 5, 2023. Any potential costs associated with a 1.0% excise tax on redemptions can be offset within the same taxable year with the issuances of additional shares and therefore has not been reflected. At the special meeting, the AtlC stockholders Company approved a proposal to adopt an amendment to AltC's amended and restated certificate of incorporation to extend the date by which AltC has to consummate a business combination from October 12, 2023 to July 12, 2024 (or such earlier date as determined by the AltC's board of directors). AltC filed the Charter Amendment with the Secretary of State of the State of Delaware on October 11, 2023. After giving effect to the redemptions at the special meeting, as of Adjusted June 30, 2023, a total 29,150,521 shares of AltC's Class A common stock which were sold in the AltC's initial public offering, all of which have redemption rights in connection with a stockholder vote to approve the AltC's initial business combination.

Oklo Pro Forma Significant Adjustments - Oklo pro forma significant adjustments reflect the issuance of $15,010,000 ($6,004,000 at $300 million valuation cap and $9,006,000 at $500 million valuation cap) SAFE Notes between July 2023 and October 2023, all of which are expected to be converted at Closing. In addition, the pro forma reflects the issuance of 22,100 shares of Oklo common stock upon the exercise of stock options. After giving effect to issuance, as of Adjusted June 30, 2023 a total of 4,793,125 shares of Oklo common stock remains outstanding.

3. Transaction Accounting Adjustments

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of Adjusted June 30, 2023

(A)Reflects the reclassification of marketable securities held in the AltC trust account to cash and cash equivalents that becomes available for general use by the Post-Closing Company following the Closing under the scenarios.
(B)Reflects the estimated direct and incremental cash transaction costs to be incurred by Oklo related to the business combination of approximately $12,500,000 for financial advisory, legal, accounting and other fees, of which $8,500,000 for financial advisory fees were deferred pending sucessful completion of the business combination. Oklo has reflected the direct and incremental transaction costs related to the business combination as a reduction to the Post-Closing Company’s additional paid-in capital. As of Adjusted June 30, 2023, Oklo had deferred direct and incremental transaction costs incurred of $1,502,891, of which $1,469,754 were unpaid in accounts payable and paid at Closing.

(BB) Reflects the estimated direct and incremental cash transaction costs incurred by AltC related to the business combination of approximately $33,075,000 as reduced by $10,500,000 for waivers of rights for deferred underwriting fees after the AltC redemptions. As of Adjusted June 30, 2023, AltC has incurred and expensed $17,592,441, of which none was paid, and $15,482,559 has been reflected as additional accumulated deficit as this represents the AltC estimated direct and incremental cash transaction costs to be incurred in future reporting periods through the Closing.

(C)Reflects the gross proceeds of $50,000,000 from the issuance and sale of 5,000,000 shares of the Post-Closing Company Class A common stock at $10.00 per share as the Sponsor Commitment that is triggered under the $200 Million Scenario and the $125 Million Scenario.

(CC1) Not used.

(CC2) Not used.

(CC3) Reflects the forfeiture of 40%, or 5,000,000 of AltC Class B common stock held by the Sponsor that is triggered under the $200 Million Scenario.

(CC4) Reflects the forfeiture of 50%, or 6,250,000 of AltC Class B common stock held by the Sponsor that is triggered under the $125 Million Scenario.

(D)Reflects the reclassification of AltC Class A common stock subject to possible redemption to permanent equity upon closing of the business combination.

(E1) Reflects the additional redemption of 2,430,905 shares of AltC Class A common stock for $25,019,032 allocated to common stock and additional paid-in-capital using par value of $0.0001 per share at an assumed redemption price of approximately $10.29 per share under the $275 Million Scenario.

(E2) Reflects the additional redemption of 4,859,961 shares of AltC Class A common stock for $50,019,030 allocated to common stock and additional paid-in-capital using par value of $0.0001 per share at an assumed redemption price of approximately $10.29 per share under the $250 Million Scenario.

(E3) Reflects the additional redemption of 14,576,185 shares of AltC Class A common stock for $150,019,032 allocated to common stock and additional paid-in-capital using par value of $0.0001 per share at an assumed redemption price of approximately $10.29 per share under the $200 Million Scenario.

(E4) Reflects the redemptions of 21,863,353 shares of AltC Class A common stock for $225,019,036 allocated to common stock and additional paid-in capital using par value of $0.0001 per share at an assumed redemption price of approximately $10.29 per share under the $125 Million Scenario.

(F)

Reflects the conversion of Oklo common stock and preferred stock, including the redeemable convertible preferred stock and conversion of the SAFEs, into Post-Closing Company Class A common stock upon the Closing.

(G)Reflects adjustments to reclassify AltC Class B common stock to the Post-Closing Company Class A common stock at the stated par value of $0.0001 per share.

(H)Reflects the elimination of AltC’s historical accumulated deficit of $14,781,241 as of Adjusted June 30, 2023.

(I)Reflects the impact of the incremental costs of $4,730,000 for the modification of Oklo’s awards for the vested options holders’ contingent right to receive a pro rata share of the Earnout Shares recorded at Closing.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations for the six-month period ended June 30, 2023

(J)Represents the elimination of investment income related to the investments held in the AltC trust account under the scenarios.

(K)Represents the elimination of change in fair value of simple agreement for future equity under the scenarios.

(L)Represents the elimination of the AltC provision for income taxes.

(M)The calculation of weighted-average shares outstanding for basic and diluted net loss per share assumes that the business combination had occurred on January 1, 2022, and the calculation of weighted-average shares outstanding for basic and diluted net loss per share assumes that the shares have been outstanding for the entire period presented.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2022

(N)Represents the elimination of investment income related to the investments held in the AltC trust account under the scenarios.

(O)Represents the elimination of unrealized loss (gain) on marketable securities related to the investments held in the AltC trust account under the scenarios.

(P)Represents the elimination of the AltC provision for income taxes.

(Q)Reflects the incremental costs of $4,730,000 for the modification of Oklo’s awards for the vested options holders contingent right to receive a pro rata share of the Earnout Shares at Closing.

(R)The calculation of weighted-average shares outstanding for basic and diluted net loss per share assumes that the business combination occurred on January 1, 2022, and the calculation of weighted-average shares outstanding for basic and diluted net loss per share assumes that the shares have been outstanding for the entire period presented.

3. Loss per Share

Represents the net loss per share calculated using the historical weighted-average shares outstanding and the issuance of additional shares in connection with the business combination and related transactions, assuming the shares were outstanding since January 1, 2022. In the case of shares presented as being held by Oklo stockholders, the tables below assumes that Oklo preferred stock and Oklo SAFEs outstanding as of Adjusted June 30, 2023 had converted to Oklo common stock and that each such share of Oklo common stock was exchanged for a number of shares equal to the Exchange Ratio as of January 1, 2022. In the case of stock options presented in the last table below, the table assumes that AltC had assumed such stock options as of January 1, 2022 and applied the estimated Exchange Ratio of 6.340 when making such assumption. As the business combination is being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted-average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the business combination and related transactions have been outstanding for the entire periods presented. When assuming maximum redemptions, this calculation is adjusted to eliminate such shares for the entire period. Basic and diluted earnings per share are the same for each class of common stock because they are entitled to the same liquidation and dividend rights.

The unaudited pro forma condensed combined financial information has been prepared assuming the scenarios presented for the six months ended June 30, 2023:

	No Redemption	$275 Million	$250 Million	$200 Million	$125 Million
	Scenario	Scenario	Scenario	Scenario	Scenario
Pro forma net loss	$(8,747,667)	$(8,747,667)	$(8,747,667)	$(8,747,667)	$(8,747,667)
Weighted-average shares outstanding	121,324,016	118,893,111	116,464,055	106,747,831	98,210,663
Pro forma net loss per share, basic and diluted	$(0.07)	$(0.07)	$(0.08)	$(0.08)	$(0.09)

Pro forma weighted-average shares calculation, basic and diluted:
Oklo stockholders	78,223,495	78,223,495	78,223,495	78,223,495	78,223,495
Sponsor	13,950,000	13,950,000	13,950,000	13,950,000	12,700,000
AltC public stockholders	29,150,521	26,719,616	24,290,560	14,574,336	7,287,168

	121,324,016	118,893,111	116,464,055	106,747,831	98,210,663

The unaudited pro forma condensed combined financial information has been prepared assuming the scenarios presented for the year ended December 31, 2022:

	No Redemption	$275 Million	$250 Million	$200 Million	$125 Million
	Scenario	Scenario	Scenario	Scenario	Scenario
Pro forma net loss	$(16,563,375)	$(16,563,375)	$(16,563,375)	$(16,563,375)	$(16,563,375)
Weighted-average shares outstanding	121,324,016	118,893,111	116,464,055	106,747,831	98,210,663
Pro forma net loss per share, basic and diluted	$(0.14)	$(0.14)	$(0.14)	$(0.16)	$(0.17)
Pro forma weighted-average shares calculation, basic and diluted:
Oklo stockholders	78,223,495	78,223,495	78,223,495	78,223,495	78,223,495
Sponsor	13,950,000	13,950,000	13,950,000	13,950,000	12,700,000
AltC public stockholders	29,150,521	26,719,616	24,290,560	14,574,336	7,287,168
	121,324,016	118,893,111	116,464,055	106,747,831	98,210,663

The following outstanding shares of the Post-Closing Company Class A common stock equivalents were excluded from the computation of pro forma diluted net loss per share for the scenarios presented because including them would have had an anti-dilutive effect for the year ended December 31, 2022 and for the six months ended June 30, 2023:

	No Redemption	$275 Million	$250 Million	$200 Million	$125 Million
	Scenario	Scenario	Scenario	Scenario	Scenario
Stock options	7,007,456	7,007,456	7,007,456	7,007,456	7,007,456
Earnout Shares	15,000,000	15,000,000	15,000,000	15,000,000	15,000,000
	22,007,456	22,007,456	22,007,456	22,007,456	22,007,456

DESCRIPTION OF SECURITIES

The following summary of the material terms of AltC’s securities prior to and following the business combination is not intended to be a complete summary of the rights and preferences of such securities.

The terms of AltC’s securities are currently governed by the laws of the State of Delaware, including the DGCL, AltC’s current certificate of incorporation and AltC’s current bylaws. We expect to adopt the Post-Closing Company’s certificate of incorporation and the Post-Closing Company’s bylaws in connection with the consummation of the business combination, which will amend and restate AltC’s current certificate of incorporation and AltC’s current bylaws, as well as rename AltC as Oklo Inc. As a result of the business combination, AltC stockholders that continue to hold shares of AltC common stock and Oklo stockholders that receive shares of AltC Class A common stock in the business combination will each become stockholders of the Post-Closing Company.

Because it is only a summary, this section does not contain all of the information that may be important to you. You should refer to the section entitled “Comparison of Stockholder Rights” as well as the Post-Closing Company’s certificate of incorporation, the Post-Closing Company’s bylaws and the Registration Rights Agreement, which are attached to this proxy statement/prospectus/consent solicitation statement as Annex B, Annex C and Annex D, respectively, and to the applicable provisions of Delaware law.

Authorized and Outstanding Stock

As of the record date for the special meeting, there were (i)      shares of AltC Class A common stock outstanding, (ii)      shares of AltC Class B common stock outstanding and (iii)      shares of AltC preferred stock outstanding.

Pursuant to the terms of AltC’s current certificate of incorporation, issued and outstanding shares of AltC Class B common stock will automatically convert into shares of AltC Class A common stock on a one-for-one basis (the “initial conversion ratio”) upon the consummation of the business combination. As described under “— AltC Founder Shares,” pursuant to the terms of the Sponsor Agreement, the Sponsor and the Insiders have agreed to waive any adjustment to the initial conversion ratio in connection with the business combination.

The Post-Closing Company’s certificate of incorporation authorizes the issuance of shares of capital stock, each with a par value of $0.0001, consisting of (a) 500,000,000 shares of Post-Closing Company Class A common stock and (b) 1,000,000 shares of preferred stock.

The outstanding shares of AltC common stock are, and the shares of Post-Closing Company Class A common stock issuable in connection with the business combination will be, duly authorized, validly issued, fully paid and non-assessable.

Post-Closing Company Class A Common Stock

Voting Power

Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred stock, under the Post-Closing Company’s certificate of incorporation, the holders of Post-Closing Company Class A common stock will possess all voting power for the election of directors and all other matters requiring stockholder action and will be entitled to one vote per share on matters to be voted on by stockholders. The holders of Post-Closing Company Class A common stock will at all times vote together as one class on all matters submitted to a vote of the common stock under the Post-Closing Company’s certificate of incorporation.

Dividends

Subject to limitations contained in the DGCL and the Post-Closing Company’s certificate of incorporation, under the Post-Closing Company’s bylaws, the Post-Closing Company Board may, but is not required to, declare and pay dividends upon the shares of Post-Closing Company Class A common stock, which dividends may be paid either in cash, in property or in shares of common stock.

Liquidation, Dissolution and Winding Up

In the event of the voluntary or involuntary liquidation, dissolution, or winding-up of the Post-Closing Company, the holders of Post-Closing Company Class A common stock will be entitled to receive all the remaining assets of the Post-Closing Company available for distribution to stockholders, ratably in proportion to the number of shares of Post-Closing Company Class A common stock held by them, after the rights of creditors of the Post-Closing Company and the holders of any outstanding shares of the Post-Closing Company preferred stock have been satisfied.

Preemptive or Other Rights

The holders of Post-Closing Company Class A common stock will not have preemptive or other subscription rights and there will be no sinking fund or redemption provisions applicable to Post-Closing Company Class A common stock.

AltC Common Stock Outstanding Prior to the Business Combination

AltC is providing AltC public stockholders with the opportunity to redeem all or a portion of their AltC public shares upon the consummation of the business combination at a per-share price, payable in cash, equal to the aggregate amount on deposit in the trust account as of two business days prior to the consummation of the business combination, including interest (net of permitted withdrawals), divided by the number of then outstanding AltC public shares. Pursuant to the terms of the Sponsor Agreement, the Sponsor and the Insiders have each agreed to waive any redemption rights with respect to any shares of AltC common stock they own in connection with the consummation of the business combination. See the section entitled “Special Meeting of AltC Stockholders — Redemption Rights.” Additionally, pursuant to the terms of the Sponsor Agreement, the Sponsor and the Insiders have also agreed to waive any adjustment to the initial conversion ratio in connection with the business combination. See the section entitled “— AltC Founder Shares.”

The approval of the business combination proposal requires the affirmative vote of a majority of the votes cast by holders of outstanding shares of AltC common stock represented at the special meeting by attendance via the virtual meeting website or by proxy and entitled to vote at the special meeting. Pursuant to the terms of the Sponsor Agreement, the Sponsor and the Insiders have agreed to vote their shares of AltC common stock, including any AltC public shares held by them as of the AltC record date, in favor of the business combination proposals and the other proposals described in this proxy statement/prospectus/consent solicitation statement. As of the date of this proxy statement/prospectus/consent solicitation statement, the Sponsor and the Insiders do not currently hold any AltC public shares. AltC public stockholders may elect to redeem their AltC public shares whether they vote “for” or “against” the business combination. See the section entitled “Special Meeting of AltC Stockholders — Vote Required.”

Under AltC’s current certificate of incorporation, if AltC does not complete an initial business combination within the completion window, AltC will (a) cease all operations except for the purpose of winding up, (b) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding AltC public shares, at a per share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (net of permitted withdrawals and less up to $100,000 of such accrued interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish AltC public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (c) as promptly as reasonably possible following such redemption, subject to the approval of AltC’s remaining stockholders and the AltC Board, dissolve and liquidate, subject to AltC’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. Pursuant to the terms of the Underwriting Agreement, the underwriters have agreed to waive their rights to their deferred underwriting fees related to the AltC IPO held in the trust account in the event AltC does not complete an initial business combination within the completion window and, in such event, such amounts will be included with the funds held in the trust account that will be available to fund the redemption of the AltC public shares. The proceeds deposited in the trust account could, however, become subject to the claims of AltC’s creditors which would have higher priority than the claims of AltC public stockholders. See the section entitled “Other Information Related to AltC — Redemption of AltC Public Shares and Liquidation if No Initial Business Combination.”

Pursuant to the terms of the Sponsor Agreement, the Sponsor and the Insiders have each agreed to waive their rights to liquidating distributions from the trust account with respect to any AltC founder shares and AltC private placement shares held by them if AltC fails to complete an initial business combination within the completion window. However, they will be entitled to liquidating distributions from the trust account with respect to any AltC public shares they hold if AltC fails to complete an initial business combination within the completion window. The Sponsor and the Insiders, pursuant to the Sponsor Agreement, have also agreed that they will not propose any amendment to AltC’s current certificate of incorporation to modify the substance or timing of AltC’s obligation to redeem 100% of the outstanding AltC public shares if AltC does not complete an initial business combination within the completion window, unless AltC provides AltC public stockholders with the opportunity to redeem their shares of AltC public shares upon approval of any such amendment at a per share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (net of permitted withdrawals), divided by the number of then outstanding AltC public shares.

AltC stockholders have no preemptive or other subscription rights. There are no sinking fund provisions applicable to AltC common stock, except for the redemption rights that may be exercised upon the consummation of an initial business combination, as described above.

AltC Founder Shares

AltC founder shares are shares of AltC Class B common stock acquired by the Sponsor in connection with the AltC IPO that will automatically convert into shares of AltC Class A common stock upon the consummation of an initial business combination on a one-for-one basis. As additional shares of AltC Class A common stock are expected to be issued in excess of the amounts sold in the AltC IPO in connection with the business combination, the initial conversion ratio may be adjusted pursuant to the terms of AltC’s current certificate of incorporation so that the number of shares of AltC Class A common stock issuable upon conversion of all shares of AltC Class B common stock at the Closing equals, in the aggregate, on an as-converted basis, 25% of (a) the total number of AltC public shares issued in the AltC IPO (which excludes AltC private placement shares sold simultaneously with the closing of the AltC IPO) plus (b) the total number of shares of AltC Class A common stock issued in connection with the business combination (net of the number of shares of AltC Class A common stock redeemed in connection with the business combination), excluding any shares of common stock issued to existing Oklo stockholders in the business combination and any AltC private placement shares issued upon conversion of the Working Capital Loans. Holders of a majority the AltC founder shares may agree to waive the adjustment to the initial conversion ratio. Pursuant to the terms of the Sponsor Agreement, the Sponsor and the Insiders, which constitute a majority of the holders of AltC founder shares, agreed to waive any adjustment to the initial conversion ratio in connection with the business combination and, as a result, the shares of AltC Class B common stock will automatically convert into shares of AltC Class A common stock on a one-for-one basis at the Closing.

The approval of the business combination proposal requires the affirmative vote of a majority of the votes cast by holders of outstanding shares of AltC common stock represented at the special meeting by attendance via the virtual meeting website or by proxy and entitled to vote at the special meeting. Pursuant to the terms of the Sponsor Agreement, the Sponsor and the Insiders have each agreed to vote their shares of AltC common stock, including their AltC founder shares, in favor of the business combination proposal and the other proposals described in this proxy statement/prospectus/consent solicitation statement.

Pursuant to the terms the Sponsor Agreement, if the business combination is not consummated, the AltC founder shares (or shares of AltC Class A common stock issuable upon conversion thereof) are not transferable, assignable or salable, with certain limited exceptions (including transfers to AltC’s officers and directors, other persons or entities that are members of or affiliated with the Sponsor and the Insiders and other permitted transferees, each of whom must agree to be subject to the same transfer restrictions), until the earlier of  (a) one year after the completion of an initial business combination, (b) if, subsequent to an initial business combination, the closing price of AltC Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after an initial business combination and (c) following the completion of an initial business combination, such future date on which AltC completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all AltC public stockholders having the right to exchange their shares of AltC common stock for cash, securities or other property. However, if the business combination is consummated, pursuant to the terms of the Sponsor Agreement, the Sponsor and each of the Insiders (each, a “Sponsor Signatory”) will have agreed not to transfer (a) 40% of such Sponsor Signatory’s shares for a period of 12 months after the Closing, unless the closing share price of AltC Class A common stock equals or exceeds $12.00 per share for 20 trading days within any 60 consecutive trading day period commencing after the Closing Date, (b) 30% of such Sponsor Signatory’s shares for a period of 24 months after the Closing, unless the closing share price of AltC Class A common stock equals or exceeds $14.00 per share for 20 trading days within any 60 consecutive trading day period commencing after the Closing Date, and (c) 30% of such Sponsor Signatory’s shares for a period of 36 months after the Closing, unless the closing share price of AltC Class A common stock equals or exceeds $16.00 per share for 20 trading days within any 60 consecutive trading day period commencing after the Closing Date (the “Sponsor Lockup”). The holders of AltC founder shares are entitled to registration rights. See the section entitled “— Registration Rights.”

Pursuant to the terms of the Sponsor Agreement, the Sponsor and the Insiders have each agreed to waive their rights to liquidating distributions from the trust account with respect to any AltC founder shares held by them if AltC fails to complete an initial business combination within the completion window.

AltC Private Placement Shares

AltC private placement shares were acquired by the Sponsor in a private placement that closed simultaneously with the closing of the AltC IPO. AltC private placement shares are identical to the shares of AltC Class A common stock, other than as described below. Pursuant to the terms of the Sponsor Agreement, the Sponsor and the Insiders have each agreed to waive any redemption rights with respect to any shares of AltC Class A common stock they own, including AltC private placement shares, in connection with the consummation of the business combination. See the section entitled “Special Meeting of AltC Stockholders — Redemption Rights.”

The approval of the business combination proposal requires the affirmative vote of a majority of the votes cast by holders of outstanding shares of AltC common stock represented at the special meeting by attendance via the virtual meeting website or by proxy and entitled to vote at the special meeting. Pursuant to the terms of the Sponsor Agreement, the Sponsor and the Insiders have each agreed to vote their shares of AltC common stock, including their AltC private placement shares, in favor of the business combination proposal and the other proposals described in this proxy statement/prospectus/consent solicitation statement.

Pursuant to the terms of the Sponsor Agreement, if the business combination is not consummated, the AltC private placement shares are not transferable, assignable or salable, with certain limited exceptions (including transfers to AltC’s officers and directors, other persons or entities that are members of or affiliated with the Sponsor and the Insiders and other permitted transferees, each of whom must agree to be subject to the same transfer restrictions), until 30 days after the completion of an initial business combination. However, if the business combination is consummated, pursuant to the terms of the Sponsor Agreement, each Sponsor Signatory has agreed to the Sponsor Lockup. The holders of AltC private placement shares are entitled to registration rights. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Certain Agreements Related to the Business Combination — Merger Agreement.”

Pursuant to the terms of the Sponsor Agreement, the Sponsor and the Insiders have each agreed to waive their rights to liquidating distributions from the trust account with respect to any AltC private placement shares held by them if AltC fails to complete an initial business combination within the completion window.

AltC may issue the Working Capital Loans in the principal amount of $1,500,000 to the Sponsor to finance transaction costs in connection with the business combination. The Working Capital Loans would bear no interest and would be repayable in full upon the Closing. The Sponsor will have the option to convert any unpaid balance of the Working Capital Loans into AltC private placement shares at a price per share of $10.00.

Preferred Stock

AltC’s current certificate of incorporation authorizes 1,000,000 shares of preferred stock and provides that shares of preferred stock may be issued from time to time in one or more series. The AltC Board is authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. The AltC Board is able to, without stockholder approval, issue shares of preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of shares of AltC common stock and could have anti-takeover effects. The ability of the AltC Board to issue shares of preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management.

Under the Post-Closing Company’s certificate of incorporation, the authorized shares of preferred stock will remain the same. Under the Post-Closing Company’s certificate of incorporation, the Post-Closing Company Board will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any associated qualifications, limitations or restrictions. The Post-Closing Company Board will also be able to increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. The Post-Closing Company Board will have the power to authorize the issuance of shares of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of shares of common stock. The issuance of shares of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of the Post-Closing Company and may adversely affect the market price of Post-Closing Company Class A common stock and the voting and other rights of the holders of shares of common stock. Although there is currently no intention to issue any shares of preferred stock, there cannot be any assurance that preferred stock will not be issued in the future. There is no preferred stock outstanding as of the date of this proxy statement/prospectus/consent solicitation statement. No shares of preferred stock are being issued or registered in the business combination.

Stock Options

Immediately after the business combination and the assumption of the Oklo options pursuant to the terms of the Merger Agreement, it is anticipated that there will be outstanding Post-Closing Company options covering approximately            shares of Post-Closing Company Class A common stock, with a weighted-average exercise price of $               per share.

Dividends

AltC has not paid any cash dividends on its common stock to date and does not intend to pay cash dividends prior to the completion of an initial business combination. The payment of cash dividends in the future (following the consummation of the business combination) will be dependent upon the Post-Closing Company’s revenues and earnings, if any, capital requirements, the terms of any outstanding indebtedness and general financial condition subsequent to completion of the Merger. The payment of any cash dividends subsequent to the consummation of the business combination will be within the discretion of the Post-Closing Company Board at such time. In addition, it is not currently contemplated or anticipated that any stock dividends will be declared in the foreseeable future. Further, if the Post-Closing Company incurs any indebtedness, its ability to declare dividends may be limited by restrictive covenants it may agree to in connection therewith.

Anti-takeover effects of Delaware law and the Post-Closing Company’s Certificate of Incorporation and Post-Closing Company’s Bylaws

Some provisions of Delaware law, the Post-Closing Company’s certificate of incorporation and the Post-Closing Company’s bylaws contain provisions that could make it more difficult to acquire the Post-Closing Company by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. It is possible that these provisions may delay, deter or prevent transactions that stockholders might consider to be in their best interest or in the Post-Closing Company’s best interests, including transactions that might result in a premium over the prevailing market price for shares of Post-Closing Company Class A common stock.

These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of the Post-Closing Company to first negotiate with the Post-Closing Company Board. The Post-Closing Company believes that the benefits of these provisions outweigh the disadvantages of discouraging certain takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms and enhance the ability of the Post-Closing Company Board to maximize stockholder value.

Authorized Preferred Stock

The ability of the Post-Closing Company Board, without action by the stockholders, to issue up to 1,000,000 Post-Closing Company shares of authorized but unissued preferred stock with voting or other rights or preferences as designated by the Post-Closing Company Board could impede the success of any attempt to change control of the Post-Closing Company. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of the Post-Closing Company.

Stockholder Meetings

The Post-Closing Company’s certificate of incorporation provides that a special meeting of the stockholders may be called only by the majority of the total number of authorized directors whether or not there exists any vacancies in previously authorized directorships (the “Post-Closing Company Whole Board”), the chair of the Post-Closing Company Board, or the chief executive officer of the Post-Closing Company.

Requirements for Advance Notification of Stockholder Nominations and Proposals

The Post-Closing Company’s bylaws establish advance notice procedures with respect to stockholder proposals to be brought before a stockholder meeting and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Post-Closing Company Board or a committee of the Post-Closing Company Board.

Elimination of Stockholder Action by Written Consent

The Post-Closing Company’s certificate of incorporation does not permit the Post-Closing Company’s stockholders to act by written consent. Stockholder action must take place at the annual or a special meeting of stockholders.

Staggered Board of Directors

The Post-Closing Company’s certificate of incorporation provides that the Post-Closing Company Board will be divided into three classes. The directors in each class will serve for a three-year term with one class being elected each year by the Post-Closing Company’s stockholders. For more information on the classified board of directors, see “Proposal No. 1 — The Business Combination Proposal — Board of Directors Following the Business Combination.” This system of electing directors may tend to discourage a third party from attempting to obtain control of the Post-Closing Company because it generally makes it more difficult for stockholders to replace a majority of the directors.

Removal of Directors

The Post-Closing Company’s certificate of incorporation provides that no member of the Post-Closing Company Board may be removed from office except for cause, and eliminates the exclusive right of existing holders of shares of AltC Class B common stock to elect and remove directors and provides for the election and removal of directors from the Post-Closing Company Board by the affirmative vote of holders of at least a majority of the voting power of the outstanding shares of capital stock of the Post-Closing Company.

Stockholders not Entitled to Cumulative Voting

The Post-Closing Company’s certificate of incorporation does not permit the Post-Closing Company’s stockholders to cumulate their votes in the election of directors. Accordingly, holders of a plurality of votes cast by the holders of common stock who are entitled to vote in any election of directors can elect all of the directors standing for election, if they choose, other than any directors that holders of Post-Closing Company preferred stock may be entitled to elect.

Director Vacancies

The Post-Closing Company’s certificate of incorporation and the Post-Closing Company’s bylaws will authorize the Post-Closing Company Board to fill vacant directorships, including newly-created seats. In addition, the number of directors constituting the Post-Closing Company Board will be set only by resolution adopted by a majority vote of the Post-Closing Company Board. These provisions will prevent a Post-Closing Company stockholder from increasing the Post-Closing Company Board and gaining control of the Post-Closing Company Board by filling the resulting vacancies with its own nominees.

Supermajority Voting Requirements for the Amendment of the Post-Closing Company’s Certificate of Incorporation and Post-Closing Company’s Bylaws

The Post-Closing Company’s certificate of incorporation will provide that the Post-Closing Company’s bylaws may be amended or repealed by the Post-Closing Company Board or by the affirmative vote of at least 662∕3% in voting power of the then outstanding shares of capital stock of the Post-Closing Company entitled to vote. In addition, the Post-Closing Company’s certificate of incorporation will provide that the affirmative vote of holders of at least 662∕3% of the voting power of the then outstanding shares of capital stock of the Post-Closing Company generally entitled to vote will be required to amend certain provisions of the Post-Closing Company’s certificate of incorporation, including provisions relating to Post-Closing Company classified board structure, the size of its board, removal of its directors, special meetings of its stockholders, stockholder action by written consent, and exculpation of directors and officers.

Delaware Anti-Takeover Statute

The Post-Closing Company will be subject to Section 203 of the DGCL, which prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date such persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the Post-Closing Company Board. Under Section 203 of the DGCL, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

●	before the stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
●	upon the consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or
●	at or after the time the stockholder became an interested stockholder, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least 662∕3% of the outstanding voting stock which is not owned by the interested stockholder.

Under certain circumstances, Section 203 of the DGCL will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. This provision may encourage companies interested in acquiring the Post-Closing Company to negotiate in advance with the Post-Closing Company Board because the stockholder approval requirement would be avoided if the Post-Closing Company Board approves either the business combination or the transaction, which results in the stockholder becoming an interested stockholder. Section 203 of the DGCL also may have the effect of preventing changes in the Post-Closing Company Board and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Limitation on Liability and Indemnification of Directors and Officers

The Post-Closing Company’s certificate of incorporation will provide that the Post-Closing Company’s directors, officers, employees and agents will be indemnified and advanced expenses by the Post-Closing Company to the fullest extent permitted by law. The Post-Closing Company’s bylaws will also permit the Post-Closing Company to purchase and maintain insurance on behalf of any director, executive officer, employee or agent of the Post-Closing Company for any liability arising out of his or her status as such.

These provisions may discourage stockholders from bringing a lawsuit against the Post-Closing Company’s directors, officers, employees or agents for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit the Post-Closing Company and its stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent the Post-Closing Company pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification and advancement provisions.

Choice of Forum

The Post-Closing Company’s certificate of incorporation provides that unless the Post-Closing Company consents in writing to the selection of an alternative forum the Court of Chancery of the State of Delaware (or, in the event the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) will be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on the Post-Closing Company’s behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, stockholder or other employee of the Post-Closing Company to the Post-Closing

Company or the Post-Closing Company’s stockholders, (iii) any action arising pursuant to any provision of the DGCL or the Post-Closing Company’s certificate of incorporation or Post-Closing Company’s bylaws, (iv) any action asserting a claim against the Post-Closing Company or any current or former director or officer or other employee of the Post-Closing Company governed by the internal affairs doctrine, or (v) any action as to which the DGCL confers jurisdiction on the Court of Chancery, except for any action asserted to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended, or, in each case, rules and regulations promulgated thereunder, for which there is exclusive federal jurisdiction. The Post-Closing Company’s certificate of incorporation will also provide that, unless the Post-Closing Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

For the avoidance of doubt, this provision is intended to benefit and may be enforced by the Post-Closing Company, its officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering. However, the Post-Closing Company notes that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. The Post-Closing Company’s certificate of incorporation also provides that any person or entity purchasing or otherwise acquiring any interest in any security of the Post-Closing Company will be deemed to have notice of and to have consented to these choice of forum provisions.

The choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Post-Closing Company or its directors, officers or other employees, which may discourage such lawsuits against the Post-Closing Company and its directors, officers and other employees. Alternatively, if a court were to find the choice of law forum provisions contained in the Post-Closing Company’s certificate of incorporation to be inapplicable or unenforceable in an action, the Post-Closing Company may incur additional costs associated with resolving such action in other jurisdictions, which could harm its business, results of operations, and financial conditions.

Registration Rights

Pursuant to the existing registration rights agreement among AltC, the Sponsor and certain other holders of AltC securities, which was entered into in connection with the AltC IPO, if an initial business combination is consummated, the holders of AltC founder shares and AltC private placement shares (including any AltC private placement shares that may be issued upon conversion of the Working Capital Loans) are entitled to registration rights requiring AltC to register such shares of AltC common stock for resale (in the case of the AltC founder shares, only after conversion to shares of AltC Class A common stock). The holders of these shares of AltC common stock are entitled to make up to three demands, excluding short-form registration demands, that AltC register such shares. In addition, the holders of such shares of AltC common stock have certain “piggy-back” registration rights with respect to registration statements filed subsequent to AltC’s completion of an initial business combination and rights to require AltC to register for resale such shares (in the case of the AltC founder shares, only after conversion to shares of AltC Class A common stock) pursuant to Rule 415 under the Securities Act. However, the existing registration rights agreement provides that AltC will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period, which occurs, (i) in the case of the AltC founder shares, on the earlier of (a) one year after the completion of an initial business combination, (b) if, subsequent to an initial business combination, the closing price of AltC Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after an initial business combination and (c) following the completion of an initial business combination, such future date on which AltC completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all AltC public stockholders having the right to exchange their shares of AltC common stock for cash, securities or other property, and (ii) in the case of the AltC private placement shares, the period ending 30 days after the completion of an initial business combination. AltC has agreed to bear the expenses incurred in connection with the filing of any such registration statement.

If the business combination is consummated, AltC, certain AltC stockholders and certain Oklo stockholders are expected to enter into the Registration Rights Agreement, which will replace the existing registration rights agreement in its entirety. The following summary of material provisions of the Registration Rights Agreement is qualified by reference to the complete text of the Registration Rights Agreement, a form of which is attached as Annex D to this proxy statement/prospectus/consent solicitation statement.

Pursuant to the Registration Rights Agreement, AltC will agree to use commercially reasonable efforts to (i) file with the SEC (at AltC’s sole cost and expense) a registration statement registering the resale of certain securities held by or issuable to the Reg Rights Holders within 30 business days after the Closing (the “Resale Registration Statement”) and (ii) cause the Resale Registration Statement to become effective as soon as reasonably practicable after the filing thereof. In certain circumstances, the Reg Rights Holders may demand in the aggregate up to five underwritten offerings and will be entitled to customary piggyback registration rights.

Also pursuant to the Registration Rights Agreement, (i) the New Holders will agree not to transfer their respective shares of Post-Closing Company Class A common stock for a period of 180 days following the Closing Date and (ii) key members of the Company’s management team and key stockholders (collectively, the “Company Insiders”) will agree not to transfer (a) 40% of such Company Insider’s shares of Post-Closing Company Class A common stock for a period of 12 months after the Closing, unless the closing share price of Post-Closing Company Class A common stock equals or exceeds $12.00 per share for 20 trading days within any 60 consecutive trading day period commencing after the Closing Date, (b) 30% of such Company Insider’s shares for a period of 24 months after the Closing, unless the closing share price of Post-Closing Company Class A common stock equals or exceeds $14.00 per share for 20 trading days within any 60 consecutive trading day period commencing after the Closing Date and (c) 30% of such Company Insider’s shares for a period of 36 months after the Closing, unless the closing share price of Post-Closing Company Class A common stock equals or exceeds $16.00 per share for 20 trading days within any 60 consecutive trading day period commencing after the Closing Date.

Transfer Agent and Registrar

The transfer agent for AltC common stock is Continental Stock Transfer & Trust Company. Following the consummation of the business combination, Continental Stock Transfer & Trust Company will remain as the transfer agent for Post-Closing Company Class A common stock. AltC has agreed to indemnify Continental Stock Transfer & Trust Company in its roles as transfer agent, its agents and each of its stockholders, directors, officers and employees against all liabilities, including judgments, costs and reasonable counsel fees that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, willful misconduct or bad faith of the indemnified person or entity.

Exchange Listing

AltC intends to apply to continue AltC’s existing listing of AltC Class A common stock on the NYSE. In connection with the business combination, AltC will change its name to Oklo Inc., and upon the consummation of the business combination, AltC expects that Post-Closing Company Class A common stock will begin trading on the NYSE under the symbol “OKLO.”

COMPARISON OF STOCKHOLDER RIGHTS

AltC is incorporated under the laws of the State of Delaware and the rights of AltC stockholders are governed by the laws of the State of Delaware, including the DGCL, AltC’s current certificate of incorporation and AltC’s current bylaws. As a result of the Transactions, AltC’s stockholders who continue to hold shares of AltC common stock and Oklo’s shareholders who receive shares of AltC Class A common stock in the business combination will each become stockholders in the Post-Closing Company. The Post-Closing Company will be incorporated under the laws of the State of Delaware and the rights of Post-Closing Company stockholders will be governed by the laws of the State of Delaware, including the DGCL, the Post-Closing Company’s certificate of incorporation and the Post-Closing Company’s bylaws. Thus, following the business combination, the rights of AltC’s stockholders who become stockholders in the Post-Closing Company will continue to be governed by Delaware law but will no longer be governed by AltC’s current certificate of incorporation or AltC’s current bylaws and instead will be governed by the Post-Closing Company’s certificate of incorporation and the Post-Closing Company’s bylaws. In addition, following the business combination, the rights of Oklo’s shareholders who become stockholders in the Post-Closing Company will no longer be governed by Oklo’s current certificate of incorporation and instead will be governed by the Post-Closing Company’s certificate of incorporation and the Post-Closing Company’s bylaws, but will continue to be governed by Delaware law.

This section describes the material differences between the rights of AltC stockholders under AltC’s current certificate of incorporation and AltC’s current bylaws and the proposed rights of the Post-Closing Company’s stockholders under the Post-Closing Company’s certificate of incorporation and the Post-Closing Company’s bylaws, which are attached to this proxy statement/prospectus/consent solicitation statement as Annex B and Annex C, respectively. The summary set forth below is not intended to be complete or to provide a comprehensive discussion of each company’s governing documents and is qualified in its entirety by reference to the full text of those documents, as well as the relevant provisions of the DGCL.

Provision	AltC	Post-Closing Company
Authorized Capital

The aggregate number of shares which AltC has the authority to issue is, each with a par value of $0.0001 per share, (a) 601,000,000 shares of common stock, including (i) 500,000,000 shares of AltC Class A common stock and (ii) 100,000,000 shares of AltC Class B common stock, and (b) 1,000,000 shares of preferred stock. As of the date of this proxy statement/prospectus/consent solicitation statement, no shares of AltC preferred stock are outstanding.

The aggregate number of shares which the Post-Closing Company has the authority to issue is, each with a par value of $0.0001, (a) 500,000,000 shares of Post-Closing Company Class A common stock and (b) 1,000,000 shares of Post-Closing Company preferred stock.

Upon the consummation of the business combination, we expect there will be approximately 121,324,016 shares of Post-Closing Company Class A common stock (assuming no redemptions by AltC’s public stockholders) outstanding.

Immediately following the consummation of the business combination, the Post-Closing Company is not expected to have any preferred stock outstanding.

Voting Rights	Only holders of AltC Class B common stock have the right to vote on the election of directors prior to the initial business combination (unless in connection with a meeting	The holders of Post-Closing Company Class A common stock will possess all voting power for the election of directors and all other matters requiring stockholder action

Provision	AltC	Post-Closing Company

of the stockholders of AltC in which a business combination is submitted to stockholders for approval). With respect to any other matter submitted to a vote of AltC’s stockholders, including any vote in connection with the initial business combination, except as required by applicable law or stock exchange rule, holders of AltC Class A common stock and holders of AltC Class B common stock will vote together as a single class, with each share entitling the holder to one vote.

and will be entitled to one vote per share on matters to be voted on by the post-combination stockholders. The holders of Post-Closing Company Class A common stock will at all times vote together as one class on all matters submitted to a vote of the common stock (except as may be required by applicable law).

Number of Directors

AltC’s current certificate of incorporation provides that the number of directors of AltC shall be fixed from time to time exclusively by resolution of the AltC Board. Subject to the special rights of the holders of any series of preferred stock to elect directors, the AltC Board shall be divided into three classes, as nearly equal in number as possible and designated Class I, Class II and Class III. The AltC Board is authorized to assign members of the board already in office to Class I, Class II or Class III. At each succeeding annual meeting of the stockholders of AltC, successors to the class of directors whose term expires at that annual meeting shall be elected for a three-year term or until the election and qualification of their respective successors in office, subject to their earlier death, resignation or removal.

The Post-Closing Company’s certificate of incorporation provides that, subject to any rights of the holders of any series of Post-Closing Company preferred stock, the number of directors shall be seven (7) and, thereafter, shall be fixed exclusively by resolution of the Post-Closing Company Board. Subject to the special rights of the holders of any series of Post-Closing Company preferred stock to elect directors, the Post-Closing Company Board shall be divided into three classes, as nearly equal in number as possible and designated Class I, Class II and Class III. Subject to a director’s earlier death, disqualification, resignation or removal, each (a) Class I director shall serve for a term ending on the first annual meeting held after the effectiveness of the Post-Closing Company’s certificate of incorporation, (b) Class II director shall serve for a term ending on the first annual meeting held after the effectiveness of the Post-Closing Company’s certificate of incorporation, and (c) Class III director shall serve for a term ending on the first annual meeting held after the effectiveness of the Post-Closing Company’s certificate of incorporation.

Election of Directors	AltC’s current certificate of incorporation requires that the directors be elected by a plurality of	The Post-Closing Company’s bylaws requires that directors be elected by a plurality of the votes cast by the

Provision	AltC	Post-Closing Company

the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote on the election of directors; provided, that prior to the closing of the initial business combination, the holders of AltC Class B common stock shall have the exclusive right to elect and remove any director, and the holders of AltC Class A common stock shall have no right to vote on the election or removal of any director.

In addition, except as otherwise required by law, whenever the holders of one or more series of the preferred stock shall have the right, voting separately by class or series, to elect one or more directors, the term of office, the filling of vacancies, the removal from office and other features of such directorships shall be governed by the terms of such series of the preferred stock as set forth in AltC’s current certificate of incorporation (including any preferred stock designation) and such directors shall not be included in any of the classes described above unless expressly provided by such terms.

stockholders present in person or represented by proxy at the meeting and entitled to vote generally on the election of directors.
Quorum

Board of Directors:   A majority of the AltC Board shall constitute a quorum for the transaction of business at any meeting of the AltC Board.

Stockholders:   The presence, in person or by proxy, at a stockholders meeting of the holders of shares of outstanding capital stock of AltC representing a majority of the voting power of all outstanding shares of capital stock of AltC entitled to vote at such meeting shall constitute a quorum for the transaction of business at such meeting, except that when specified business is to be voted on by a class or series of stock voting as a class, the holders of shares representing a majority of the voting power of the outstanding shares of

Board of Directors:   The greater of (a) a majority of the directors at any time in office and (b) one-third of Post-Closing Company Whole Board shall constitute a quorum of the Post-Closing Company Board; provided that if the number of directors serving is less than one-third of the Post-Closing Company Whole Board, then a majority of the directors at any time in office shall constitute a quorum of the Post-Closing Company Board.

Stockholders:   The holders of a majority in voting power of the shares of the capital stock of the Post-Closing Company issued and outstanding and entitled to vote at the meeting, present in person, present by means of remote communication in a manner, if any,

Provision	AltC	Post-Closing Company
	such class or series shall constitute a quorum of such class or series for the transaction of such business.	authorized by the Post-Closing Company Board in its sole discretion, or represented by proxy, shall constitute a quorum.
Manner of Acting by Board

AltC’s current bylaws provide that the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the AltC Board, except as may be otherwise specifically provided by applicable law, AltC’s current certificate of incorporation or AltC’s current bylaws.

The Post-Closing Company bylaws provide that the act of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Post-Closing Company Board.
Removal of Directors

AltC’s current certificate of incorporation provides that prior to the closing of the initial business combination, the holders of AltC Class B common stock shall have the exclusive right to elect and remove any director, and the holders of AltC Class A common stock shall have no right to vote on the election or removal of any director.

The Post-Closing Company’s certificate of incorporation provides that, subject to the special rights of holders of any outstanding series of Post-Closing Company preferred stock, any director or the entire Post-Closing Company Board may be removed from office at any time, but only for cause (so long as the Post-Closing Company Board is classified) and only by the affirmative vote of the holders of at least a majority in voting power of the outstanding shares of capital stock of the Post-Closing Company entitled to vote generally in the election of directors, voting together as a single class.

Nomination of Director Candidates

AltC’s current bylaws provide that nominations of persons for election to the AltC Board at any annual meeting of stockholders, or at any special meeting of stockholders called for the purpose of electing directors as set forth in AltC’s notice of such special meeting, may be made (a) by or at the direction of the AltC Board or (b) by any AltC stockholder (i) who is a stockholder of record entitled to vote in the election of directors on the date of the giving of the notice and on the record date for the determination of stockholders entitled to vote at such meeting and (ii) who complies with the notice procedures set forth in AltC’s current bylaws.

The Post-Closing Company’s bylaws provide that nomination for election to the Post-Closing Company Board at a meeting of stockholders may be made (i) by or at the direction of the Post-Closing Company Board (or any committee thereof) or (ii) by any stockholder of the Post-Closing Company who (x) timely complies with the notice procedures set forth therein, (y) is a stockholder of record on the date of the giving of such notice and on the record date for the determination of stockholders entitled to vote at such meeting and (z) is entitled to vote at such meeting.

Special Meetings of the Board	AltC’s current bylaws provide that special meetings of the AltC Board	The Post-Closing Company’s bylaws provide that special meetings of the

Provision	AltC	Post-Closing Company

(a) may be called by the chairman of the AltC Board or resident and (b) shall be called by the chairman of the AltC Board, president or secretary on the written request of at least a majority of directors then in office, or the sole director, as the case may be, and shall be held at such time, date and place (within or without the State of Delaware) as may be determined by the person calling the meeting or, if called upon the request of directors or the sole director, as specified in such written request.

Post-Closing Company Board may be held at any time and place designated in a call by the chair of the Post-Closing Company Board, the chief executive officer, the president, two or more directors, or by one director in the event that there is only a single director in office.

Special Meetings of Stockholders

AltC’s current bylaws provide that subject to the rights of the holders of any outstanding series of the preferred stock of AltC, and to the requirements of applicable law, special meetings of stockholders, for any purpose or purposes, may be called only by the chairman of the AltC Board, chief executive officer, or the AltC Board pursuant to a resolution adopted by a majority of the AltC Board, and may not be called by any other person.

The Post-Closing Company’s certificate of incorporation provides that special meetings of stockholders may be called at any time by a resolution adopted by the majority of the Post-Closing Company Whole Board, the chair of the Post-Closing Company Board or the chief executive officer, and may not be called by any other person or persons. The Post-Closing Company Board acting pursuant to a resolution adopted by the majority of the Post-Closing Company Whole Board may postpone, reschedule or cancel any previously scheduled special meeting of stockholders, before or after the notice for such meeting has been sent to the stockholders.

Manner of Acting by Stockholders

AltC’s current bylaws provide that all matters other than the election of directors presented to the stockholders at a meeting at which a quorum is present shall be determined by the vote of a majority of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon, unless the matter is one upon which, by applicable law, AltC’s current certificate of incorporation, current bylaws or applicable stock exchange rules, a different vote is required, in which case such provision shall govern and control the decision of such matter.

The Post-Closing Company’s bylaws provide that, when a quorum is present at any meeting, in all matters other than the election of directors, the affirmative vote of the holders of a majority of the votes cast at the meeting on the subject matter shall be the act of the stockholders (or if there are two or more classes or series of capital stock entitled to vote as separate classes or series, then in the case of each such class or series, the holders of a majority in voting power of the shares of capital stock of the class, classes or series present or represented at the meeting and voting affirmatively or negatively on such matter), except

Provision	AltC	Post-Closing Company

when a different vote is required by applicable law, regulation applicable to the Post-Closing Company or its securities, the rules or regulations of any stock exchange applicable to the Post-Closing Company, the Post-Closing Company’s certificate of incorporation or the Post-Closing Company’s bylaws.

Stockholder Action Without Meeting

AltC’s current certificate of incorporation provides that, except as may be otherwise provided for or fixed pursuant to AltC’s current certificate of incorporation (including any preferred stock designation) relating to the rights of holders of any (i) AltC Class B common stock or (ii) outstanding series of AltC preferred stock, subsequent to the consummation of the AltC IPO, any action required or permitted to be taken by the stockholders of AltC must be effected by a duly called annual or special meeting of such stockholders and may not be effected by written consent of the stockholders other than with respect to AltC Class B common stock with respect to which action may be taken by written consent.

The Post-Closing Company’s certificate of incorporation and the Post-Closing Company’s bylaws do not provide any stockholders with the ability to act pursuant to written consent.

Anti-Takeover Provisions

AltC’s current certificate of incorporation provides for a classified board.

AltC’s current certificate of incorporation is not subject to Section 203 of the DGCL. However, AltC’s current certificate of incorporation contains provisions that have the same effect as Section 203 of the DGCL.

The Post-Closing Company’s certificate of incorporation also provides for a classified board.

The Post-Closing Company’s certificate of incorporation is subject to Section 203 of the DGCL.

The Post-Closing Company’s certificate of incorporation authorizes the Post-Closing Company Board to issue, without action by stockholders, up to 1,000,000 shares of Post-Closing Company preferred stock.

The Post-Closing Company’s certificate of incorporation and the Post-Closing Company’s bylaws will authorize the Post-Closing Company Board to fill vacant directorships, including newly-created seats. In addition, the

Provision	AltC	Post-Closing Company

number of directors constituting the Post-Closing Company Board will be set only by resolution adopted by a majority vote of the Post-Closing Company Board.

For more information about the anti-takeover provisions in the Post-Closing Company’s governing documents, please see the section entitled, “Description of Securities — Anti takeover effects of Delaware law and the Post-Closing Company’s Certificate of Incorporation and Post-Closing Company’s Bylaws”

Amendment of Charter

AltC’s current certificate of incorporation requires a separate or specific vote for:

●
Amendments that relate solely to the terms of one or more outstanding series of AltC preferred stock, or another series of AltC common stock, if the holders thereof are entitled to a separate vote;
●
Amendments that would alter or change the powers, preferences or relative, participating, optional or other or special rights of AltC Class B common stock, which require a separate class vote;
●
Amendments to the provisions of AltC’s current certificate of incorporation related to the requirements for AltC’s initial business combination, redemption rights, distributions from the trust account, certain share issuances, which require the affirmative vote of holders of at least sixty-five percent (65%) of all then outstanding shares of AltC common stock; and
●
Amendments to the provisions of AltC’s current certificate of incorporation related to the election and removal of directors, which require a resolution passed by a holders of at least ninety (90%) of outstanding AltC

The Post-Closing Company’s certificate of incorporation require the approval by the affirmative vote of holders of at least 662∕3% in voting power of the outstanding shares of the capital stock of the Post-Closing Company entitled to vote thereon for:

●
Amendments that effect the management and conduct of the Post-Closing Company’s business;
●
Amendments to the provisions of the second and amended charter that limit the liability of directors and officers of the Post-Closing Company;
●
Amendments that would alter the Post-Closing Company’s ability to authorize the provision of indemnification to the Post-Closing Company’s directors, officers, employees and agents;
●
Amendments that would permit stockholder action by written consent;
●
Amendments that alter which parties may call a special meeting of the Post-Closing Company’s stockholders;
●
Amendments to the provisions of the Post-Closing Company’s that govern the Post-Closing Company Board of Directors’ ability to adopt, amend and repeal bylaws,

Provision	AltC	Post-Closing Company
common stock entitled to vote thereon.

as well as Post-Closing Company stockholders’ ability to amend, alter or repeal the bylaws by an affirmative vote of at least 662∕3% in voting power of the outstanding shares of capital stock; and

●
Amendments that would change the Post-Closing Company’s exclusive forum for actions arising pursuant to the DGCL or the Post-Closing Company’s certificate of incorporation or the Post-Closing Company’s bylaws.

Amendment to Bylaws

AltC’s current bylaws provide that the AltC Board shall have the power to adopt, amend, alter or repeal AltC’s current bylaws. The affirmative vote of a majority of the AltC Board shall be required to adopt, amend, alter or repeal AltC’s current bylaws. AltC’s current bylaws also may be adopted, amended, altered or repealed by its stockholders; provided, however, that in addition to any vote of the holders of any class or series of capital stock of AltC required by applicable law or AltC’s current certificate of incorporation, the affirmative vote of the holders of at least a majority of the voting power of all outstanding shares of capital stock of AltC entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders to adopt, amend, alter or repeal AltC’s current bylaws.

The Post-Closing Company’s certificate of incorporation provides that that the Post-Closing Company’s bylaws may be adopted, amended or repealed by the affirmative vote of a majority of the Post-Closing Company Whole Board without any action on the part of the stockholders, or by the affirmative vote of the holders of at least 662∕3% in voting power of the outstanding shares of the capital stock of the Post-Closing Company entitled to vote thereon.

Liquidation

AltC’s current certificate of incorporation provides that in the event of any voluntary or involuntary liquidation, dissolution or winding up of AltC, after payment or provision for payment of the debts and other liabilities of AltC, the holders of shares of AltC Class A common stock shall be entitled to receive all the remaining assets of AltC available for distribution to its stockholders, ratably in proportion to the number

The Post-Closing Company’s organizational documents do not contain a liquidation or similar provision. Under the DGCL, in the event of liquidation, after payment or provisions of the debts and other liabilities, any remaining assets shall be distributed to the stockholders of the dissolved corporation subject to obligations provided therein.

Provision	AltC	Post-Closing Company
of shares of AltC Class A common stock (on an as converted basis with respect to the shares of AltC Class B common stock) held by them.
Redemption Rights

AltC’s current certificate of incorporation provides that, prior to the consummation of the initial business combination, AltC shall provide all holders of AltC public shares with the opportunity to have their AltC public shares redeemed upon the consummation of an initial business combination pursuant to, and subject to certain limitations set forth in AltC’s current certificate of incorporation for cash equal to the applicable redemption price per share; provided, however, that AltC shall not redeem or repurchase AltC public shares to the extent that such redemption would result in AltC’s failure to have net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) in excess of $5 million or any greater net tangible asset or cash requirement which may be contained in the agreement relating to an initial business combination.

The Post-Closing Company’s organization documents do not provide any stockholders of the Post-Closing Company with redemption rights.

PRICE RANGE OF SECURITIES AND DIVIDENDS

Price Range of AltC’s Securities

On July 8, 2021, AltC Class A common stock began trading on the NYSE under the symbol “ALCC.” The following table sets forth, for the calendar quarter indicated, the high and low sales prices of AltC Class A common stock as reported on the NYSE for the periods presented. There is no established trading market for AltC Class B common stock.

	Common Stock
Period	High	Low
2023
Q4 2023(1)	$10.33	$10.29
Q3 2023	$10.60	$10.34
Q2 2023	$10.77	$10.14
Q1 2023	$10.25	$9.91
2022
Q4 2022	$9.93	$9.72
Q3 2022	$9.80	$9.66
Q2 2022	$9.89	$9.65
Q1 2022	$9.93	$9.60
2021
Q4 2021	$10.16	$9.70
Q3 2021(2)	$10.05	$9.50
(1)	Through November 7, 2023.
(2)	Reflects the high and low trade prices of AltC Class A common stock beginning as of July 8, 2021, the first day that AltC Class A common stock began trading on the NYSE.

Oklo Securities

Historical market price information regarding Oklo is not provided because there is no public market for Oklo’s securities. See the section entitled “Oklo’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Dividend Policy

AltC has not paid any cash dividends on its common stock to date and does not intend to pay cash dividends prior to the completion of an initial business combination. The payment of cash dividends in the future is dependent upon AltC’s revenues and earnings, if any, the terms of any indebtedness, capital requirements and general financial condition subsequent to completion of an initial business combination. The payment of any cash dividends subsequent to an initial business combination will be within the discretion of the AltC Board at such time. In addition, the AltC Board is not currently contemplating and does not anticipate declaring any stock dividends in the foreseeable future.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information known to AltC regarding the actual beneficial ownership of AltC common stock as of October 31, 2023 (before the business combination) by (a) each person who is, or is expected to be, the beneficial owner of more than 5% of the outstanding shares of any class of our common stock, (b) each of our current executive officers and directors, (c) each person who is expected to become an executive officer or director of the Post-Closing Company, and (d) all executive officers and directors of AltC, as a group, and of the Post-Closing Company, as a group, based on the following scenarios:

●	No Redemption Scenario: which is the scenario that assumes no AltC public stockholders exercise their redemption rights;
●	$275 Million Scenario: which is the scenario that illustrates the number of AltC shareholder redemptions that would result in there being $275.0 million of Available Closing SPAC Cash;
●	$250 Million Scenario: which is the scenario that illustrates that largest number of AltC shareholder redemptions that can occur while still satisfying the Minimum Cash Condition. This scenario assumes that Available Closing SPAC Cash is equal to $250.0 million and no portion of the Sponsor Commitment is funded;
●	$200 Million Scenario: which is the scenario that illustrates the number of AltC shareholder redemptions that would result in there being $200.0 million of Available Closing SPAC Cash. This scenario assumes that (a) Available Closing SPAC Cash, before accounting for the funding of any Sponsor Commitment, is equal to $150.0 million and (b) Oklo waives the Minimum Cash Condition, which would require, pursuant to the Sponsor Agreement, the Sponsor to (i) upon the request of Oklo, fund the full Sponsor Commitment by purchasing 5,000,000 shares of AltC Class A common stock at a price of $10.00 per share and (ii) forfeit 5,000,000 AltC founder shares; and
●	$125 Million Scenario: which is the scenario that illustrates the largest number of AltC shareholder redemptions that can occur if Oklo waives the Minimum Cash Condition to the maximum extent that still requires the Sponsor to fully fund the Sponsor Commitment. This scenario assumes that Available Closing SPAC Cash, before accounting for the funding of any Sponsor Commitment, is equal to $75.0 million which, pursuant to the Sponsor Agreement, would require the Sponsor to (i) upon the request of Oklo, fund the full Sponsor Commitment by purchasing 5,000,000 shares of AltC Class A common stock at a price of $10.00 per share and (ii) forfeit 6,250,000 AltC founder shares. In addition, so long as Available Closing SPAC Cash, before accounting for the funding of any Sponsor Commitment, is equal to or greater than $200.0 million, Oklo must request that the Sponsor Commitment be funded and if the Sponsor funds the Sponsor Commitment Purchase Price, then Oklo must stipulate that the Minimum Cash Condition is deemed satisfied. If, however, the Available Closing SPAC Cash, before accounting for the funding of any Sponsor Commitment, is less than $200.0 million, Oklo shall retain the sole discretion to refrain from closing the Merger for failure of AltC to meet the Minimum Cash Condition; provided, however, that if Oklo requests that the Sponsor fund any portion of the Sponsor Commitment, and the Sponsor subsequently funds the Sponsor Commitment Purchase Price, then the Minimum Cash Condition will be deemed waived.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options that are currently exercisable or exercisable within 60 days of October 31, 2023. In computing the percentage ownership of each person or entity, we deemed to be outstanding all shares of common stock subject to options held by that person or entity that are currently exercisable, or exercisable within 60 days of October 31, 2023. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person or entity. Except as described in the footnotes below and subject to applicable community property laws and similar laws, we believe that each person listed above has sole voting and investment power with respect to such shares.

With respect to each person or entity for which beneficial ownership information is based on publicly available information filed prior to October 31, 2023, the beneficial ownership of such person or entity does not reflect redemptions (if any) such person or entity may have elected in connection with the extension vote and, therefore, the percentage ownership of such person or entity set forth below does not reflect the impact of any such redemptions.

The beneficial ownership of AltC’s common stock before the business combination is based on 43,100,521 shares of AltC’s common stock issued and outstanding as of October 31, 2023.

	Before the Business Combination
	Shares of AltC Class A Common Stock		Shares of AltC Class B Common Stock
Name and Address of Beneficial Owner(1)	Number of Shares	Percent Owned	Number of Shares		Percent Owned
Directors and Executive Officers Pre-Business Combination:
Sam Altman	—	—	—		—
Michael Klein(2)	1,450,000	4.74%	12,500,000	(3)	100.0%
Jay Taragin(4)	—	—	—		—
Frances Frei(4)	—	—	—		—
Allison Green(4)	—	—	—		—
Peter Lattman(4)	—	—	—		—
John L. Thornton(4)	—	—	—		—
All directors and executive officers prior to the business combination as a group (eight individuals)	1,450,000	4.74%	12,500,000	(3)	100.0%
Five Percent Holders Pre-Business Combination:
AltC Sponsor LLC	1,450,000	4.74%	12,500,000	(3)	100.0%
Empyrean Capital Overseas Master Fund, Ltd(5)	4,847,126	15.8%	—		—
Tiger Global Investments, L.P.(6)	4,000,000	13.1%	—		—
Magnetar Financial LLC (7)	3,420,300	11.2%	—		—
PEAK6 Capital Management LLC(8)	3,297,000	10.8%	—		—
Encompass Capital Advisors LLC(9)	2,747,818	9.0%	—		—
Millennium Management LLC(10)	1,843,200	6.0%	—		—
Five Percent Holders Post-Business Combination
AltC Sponsor LLC	1,450,000	4.74%	12,500,000	(3)	100.0%

*Less than 1%.

(1)	Unless otherwise noted, the business address of each of the following entities or individuals listed under the headings “Directors and Executive Officers Pre-Business Combination” and “Five Percent Holders Pre-Business Combination” is c/o AltC Acquisition Corp., 640 Fifth Avenue, 12th Floor, New York, NY 10019. Unless otherwise noted, the business address for each of the following entities or individuals listed under the headings “Directors and Executive Officers Post-Business Combination” and “Five Percent Holders Post-Business Combination” is c/o Oklo Inc., 3190 Coronado Dr., Santa Clara, CA 95054.
(2)	Michael Klein is the controlling stockholder of M. Klein Associates, Inc., which is the managing member of AltC Sponsor LLC. The shares beneficially owned by AltC Sponsor LLC may also be deemed to be beneficially owned by Mr. Klein.
(3)	All 12,500,000 AltC founder shares held by the Sponsor will unvest at the Closing and vest upon the occurrence of the Vesting Triggering Events or a Sale during the Vesting Period. Any such shares that do not vest during the Vesting Period will be forfeited to the Post-Closing Company for no consideration. Pursuant to the terms of the Sponsor Agreement, in the (i) $200 Million Scenario, the Sponsor is obligated to forfeit 5,000,000 AltC founder shares and purchase 5,000,000 shares of AltC Class A common stock to fund the Sponsor Commitment and (ii) $125 Million Scenario, the Sponsor is obligated to forfeit 6,250,000 AltC founder shares and purchase 5,000,000 shares of AltC Class A common stock to fund the Sponsor Commitment.
(4)	Sam Altman, Peter Lattman, Frances Frei and John L. Thornton, all of whom are directors of AltC, and Jay Taragin, the Chief Financial Officer of AltC, each have a direct or indirect economic interest (or may have a deemed economic interest) in the AltC founder shares and AltC private placement shares purchased by the Sponsor, but do not beneficially own any AltC common stock. Allison Green, a director of AltC, may be deemed to have an indirect economic interest in the AltC founder shares and AltC private placement shares as a result of SuRo Capital Corp. having a membership interest in Sponsor. Ms. Green is the Chief

Financial Officer of SuRo Capital Corp. The economic interest (or deemed economic interest) of these individuals in the AltC founder shares and AltC private placement shares held by Sponsor is shown below:

	Founder	Placement
	Shares	Shares
Sam Altman	6,035,600	700,100
Allison Green	214,400	24,900
Peter Lattman	128,600	14,900
Frances Frei	128,600	14,900
John L. Thornton	257,300	29,800
Jay Taragin	5,000	—
(5)

According to the Schedule 13G/A, filed on February 14, 2023, by Empyrean Capital Overseas Master Fund, Ltd., Empyrean Capital Partners, LP and Amos Meron (collectively, the “Empyrean Parties”), the business address of such parties is c/o Empyrean Capital Partners, LP, 10250 Constellation Boulevard, Suite 2950, Los Angeles, CA 90067. The Empyrean Parties hold 4,847,126 shares of AltC Class A common stock. Such securities are held through Empyrean Capital Overseas Master Fund, Ltd. (“ECOMF”), a Cayman Islands exempted company, Empyrean Capital Partners, LP (“ECP”), a Delaware limited partnership, which serves as investment manager to ECOMF with respect to the shares of AltC Class A common stock directly held by ECOMF; and Mr. Amos Meron, a United States citizen who serves as the managing member of Empyrean Capital, LLC, the general partner of ECP, with respect to the shares of AltC Class A common stock directly held by ECOMF.

(6)

According to the Schedule 13G, filed on July 22, 2021, by Tiger Global Investments, L.P., Tiger Global Performance, LLC, Tiger Global Management, LLC, Charles P. Coleman III and Scott Shleifer (the “Tiger Global Parties”), the business address of such parties, with the exception of Tiger Global Investments, L.P., is c/o Tiger Global Management, LLC, 9 West 57th Street, 35th Floor, New York, NY 10019. The business address of Tiger Global Investments, L.P. is c/o Citco Fund Services (Cayman Islands) Limited, P.O. Box 31106, 89 Nexus Way, Camana Bay, Grand Cayman KY1-1205, Cayman Islands. The Tiger Global Parties hold 4,000,000 shares of AltC Class A common stock.

(7)

According to the Schedule 13G/A, filed on January 27, 2023, by Magnetar Financial LLC (“Magnetar Financial”), a Delaware limited liability company, Magnetar Capital Partners LP (“Magnetar Capital Partners”), a Delaware limited partnership, Supernova Management LLC (“Supernova Management”), a Delaware limited liability company and Mr. David J. Snyderman (“Mr. Snyderman”), a United States citizen who serves as the manager of Supernova Management LLC (collectively, the “Magnetar Parties”), the business address of such parties is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201. The Magnetar Parties hold 3,420,300 shares of AltC Class A common stock. The amount consists of (A) 363,055 shares of AltC Class A common stock held for the account of Constellation Fund II; (B) 1,151,874 shares of AltC Class A common stock held for the account of Constellation Master Fund; (C) 119,800 shares of AltC Class A common stock held for the account of Systematic Master Fund; (D) 445,567 shares of AltC Class A common stock held for the account of Xing He Master Fund; (E) 204,631 shares of AltC Class A common stock held for the account of Purpose Fund; (F) 287,144 shares of AltC Class A common stock held for the account of SC Fund; (G) 415,863 shares of AltC Class A common stock held for the account of Structured Credit Fund; (H) 359,755 shares of AltC Class A common stock held for the account of Lake Credit Fund; and (I) 72,611 shares of AltC Class A common stock held for the account of Purpose Fund — T. The shares of AltC Class A common stock held by the Magnetar Funds represent approximately 6.65% of the total number of shares of AltC Class A common stock outstanding (calculated pursuant to Rule 13d-3(d)(1)(i)) of the outstanding shares of AltC Class A common stock). Magnetar Financial serves as the investment adviser to the Magnetar Funds, and as such, Magnetar Financial exercises voting and investment power over the shares of AltC Class A common stock held for the Magnetar Funds’ accounts. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Snyderman.

(8)

According to the Schedule 13G, filed on February 10, 2023, by PEAK6 Capital Management LLC, PEAK6 Group LLC, PEAK6 Investments LLC, PEAK6 LLC, Matthew Hulsizer and Jennifer Just (the “PEAK6 Parties”), the business address of such parties is 141 W. Jackson Blvd, Suite 500, Chicago, IL 60604. The PEAK6 Parties hold 3,297,000 shares of AltC Class A common stock.

(9)

According to the Schedule 13G, filed on September 11, 2023, by Encompass Capital Advisors LLC and Todd J. Kantor (the “Encompass Parties”), the business address of such parties is 200 Park Avenue, Suite 1604, New York, NY 10166. The Encompass Parties hold 2,747,818 shares of AltC Class A common stock.

(10)

According to the Schedule 13G, filed on October 18, 2023, by ICS Opportunities, Ltd., a Cayman Islands limited company ("ICS"), Millennium Management LLC, a Delaware limited liability company ("Millennium Management"), Millennium Group Management LLC, a Delaware limited liability company ("Millennium Group") and Mr. Israel A. Englander, a United States citizen (collectively, the "Millennium Parties"), who serves as the sole voting trustee of the managing member of Millennium Group, the managing member of Millennium Management. Millennium Management serves as the investment manager of ICS. The Millennium Parties collectively hold 1,843,200 shares of AltC Class A common stock, 1,578,300 of which are held by ICS.

The following table sets forth information known to AltC regarding the expected beneficial ownership of Post-Closing Company Class A common stock immediately following consummation of the business combination, by (a) each person who is, or is expected to be, the beneficial owner of more than 5% of the outstanding shares of any class of our common stock, (b) each of our current executive officers and directors, (c) each person who is expected to become an executive officer or director of the Post-Closing Company, and (d) all executive officers and directors of AltC, as a group, and of the Post-Closing Company, as a group, based on the following scenarios:

●	No Redemption Scenario: which is the scenario that assumes no AltC public stockholders exercise their redemption rights;
●	$275 Million Scenario: which is the scenario that illustrates the number of AltC shareholder redemptions that would result in there being $275.0 million of Available Closing SPAC Cash;
●	$250 Million Scenario: which is the scenario that illustrates that largest number of AltC shareholder redemptions that can occur while still satisfying the Minimum Cash Condition. This scenario assumes that Available Closing SPAC Cash is equal to $250.0 million and no portion of the Sponsor Commitment is funded;
●	$200 Million Scenario: which is the scenario that illustrates the number of AltC shareholder redemptions that would result in there being $200.0 million of Available Closing SPAC Cash. This scenario assumes that (a) Available Closing SPAC Cash, before accounting for the funding of any Sponsor Commitment, is equal to $150.0 million and (b) Oklo waives the Minimum Cash Condition, which would require, pursuant to the Sponsor Agreement, the Sponsor to (i) upon the request of Oklo, fund the full Sponsor Commitment by purchasing 5,000,000 shares of AltC Class A common stock at a price of $10.00 per share and (ii) forfeit 5,000,000 AltC founder shares; and
●	$125 Million Scenario: which is the scenario that illustrates the largest number of AltC shareholder redemptions that can occur if Oklo waives the Minimum Cash Condition to the maximum extent that still requires the Sponsor to fully fund the Sponsor Commitment. This scenario assumes that Available Closing SPAC Cash, before accounting for the funding of any Sponsor Commitment, is equal to $75.0 million which, pursuant to the Sponsor Agreement, would require the Sponsor to (i) upon the request of Oklo, fund the full Sponsor Commitment by purchasing 5,000,000 shares of AltC Class A common stock at a price of $10.00 per share and (ii) forfeit 6,250,000 AltC founder shares. In addition, so long as Available Closing SPAC Cash, before accounting for the funding of any Sponsor Commitment, is equal to or greater than $200.0 million, Oklo must request that the Sponsor Commitment be funded and if the Sponsor funds the Sponsor Commitment Purchase Price, then Oklo must stipulate that the Minimum Cash Condition is deemed satisfied. If, however, the Available Closing SPAC Cash, before accounting for the funding of any Sponsor Commitment, is less than $200.0 million, Oklo shall retain the sole discretion to refrain from closing the Merger for failure of AltC to meet the Minimum Cash Condition; provided, however, that if Oklo requests that the Sponsor fund any portion of the Sponsor Commitment, and the Sponsor subsequently funds the Sponsor Commitment Purchase Price, then the Minimum Cash Condition will be deemed waived.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options that are currently exercisable or exercisable within 60 days of October 31, 2023. In computing the percentage ownership of each person or entity, we deemed to be outstanding all shares of common stock subject to options held by that person or entity that are currently exercisable, or exercisable within 60 days of October 31, 2023. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person or entity. Except as described in the footnotes below and subject to applicable community property laws and similar laws, we believe that each person listed above has sole voting and investment power with respect to such shares.

The expected beneficial ownership of Post-Closing Company Class A common stock immediately following consummation of the business combination is based on an assumed (i) 121,324,016 shares of Post-Closing Company Class A common stock issued and outstanding assuming that no AltC public shares are redeemed, (ii) 118,646,746 shares of Post-Closing Company Class A common stock issued and outstanding in the $275 Million Scenario, (iii) 116,240,087 shares of Post-Closing Company Class A common stock issued and outstanding in the $250 Million Scenario, (iv) 106,613,450 shares of Post-Closing Company Class A common stock issued and outstanding in the $200 Million Scenario and (v) 98,143,473 shares of Post-Closing Company Class A common stock issued and outstanding in the $125 Million Scenario, with each case based on Oklo’s capitalization as of October 31, 2023 and assuming (a) all options that are exercisable on, or become exercisable within 60 days from, October 31, 2023 are taken into account, (b) no forfeitures of any shares of Post-Closing Company Class A common stock in connection with the payment of any Excess Amount, (c) no shares of Post-Closing Company Class A common stock are issued in connection with the conversion of unpaid amounts under the Working Capital Loans, of which none are outstanding as of the date of this proxy statement/prospectus/ consent solicitation statement, (d) no Earnout Shares are issued during the Earnout Period and (e) no AltC founder shares are transferred to any third party as an incentive to enter into an agreement not to exercise such third party’s redemption rights.

The number of shares of AltC Class A common stock redeemed is calculated as (i) as 2,677,270 shares in the $275 Million Scenario, (i) 5,083,929 in the $250 Million Scenario, (iii) 14,710,566 in the $200 Million Scenario and (iv) 21,930,543 in the $125 Million Scenario, which is based on the trust account balance of $302.8 million as of October 31, 2023. As of October 31, 2023, the estimated redemption price was $10.39 per share.

	After the Business Combination
	No Redemption			$275 Million Scenario			$250 Million Scenario			$200 Million Scenario			$125 Million Scenario
	Number of		Percent	Number of		Percent	Number of		Percent	Number of		Percent	Number of		Percent
Name and Address of Beneficial Owner(1)	Shares		Owned	Shares		Owned	Shares		Owned	Shares		Owned	Shares		Owned
Directors and Executive Officers Pre-Business Combination:
Sam Altman(2)(5)	3,295,900		2.7%	3,295,900		2.8%	3,295,900		2.8%	3,295,900		3.1%	3,295,900		3.4%
Michael Klein(3)	13,950,000	(4)	11.5%	13,950,000	(4)	11.8%	13,950,000	(4)	12.0%	13,950,000	(4)	13.1%	12,700,000	(4)	12.9%
Jay Taragin(5)	—		—	—		—	—		—	—		—	—		—
Frances Frei(5)	—		—	—		—	—		—	—		—	—		—
Allison Green(5)	—		—	—		—	—		—	—		—	—		—
Peter Lattman(5)	—		—	—		—	—		—	—		—	—		—
John L. Thornton(5)	—		—	—		—	—		—	—		—	—		—
All directors and executive officers prior to the business combination as a group (eight individuals)	17,285,409	(4)	14.2%	17,285,409	(4)	14.6%	17,285,409	(4)	14.8%	17,285,409	(4)	16.2%	16,035,409	(4)	16.3%
Five Percent Holders Pre-Business Combination:
AltC Sponsor LLC	13,950,000	(4)(5)	11.5%	13,950,000	(4)(5)	11.8%	13,950,000	(4)(5)	12.0%	13,950,000	(4)(5)	12.5%	12,700,000	(4)(5)	12.9%
Empyrean Capital Overseas Master Fund, Ltd(6)	4,847,126		4.0%	4,847,126		4.1%	4,847,126		4.2%	4,847,126		4.5%	4,847,126		4.9%
Tiger Global Investments, L.P.(7)	4,000,000		3.3%	4,000,000		3.4%	4,000,000		3.4%	4,000,000		3.8%	4,000,000		4.1%
Magnetar Financial LLC(8)	3,420,300		2.8%	3,420,300		2.9%	3,420,300		2.9%	3,420,300		3.2%	3,420,300		3.5%
PEAK6 Capital Management LLC(9)	3,297,000		2.7%	3,297,000		2.8%	3,297,000		2.8%	3,297,000		3.1%	3,297,000		3.4%
Encompass Capital Advisors (10)	2,747,818		2.3%	2,747,818		2.3%	2,747,818		2.4%	2,747,818		2.6%	2,747,818		2.8%
Millennium Management LLC(11)	1,843,200		1.5%	1,843,200		1.6%	1,843,200		1.6%	1,843,200		1.7%	1,843,200		1.9%
Directors and Executive Officers Post-Business Combination:
Sam Altman(2)	3,295,900		2.7%	3,295,900		2.8%	3,295,900		2.8%	3,295,900		3.1%	3,295,900		3.4%
Jacob DeWitte(12)	13,948,000		11.5%	13,948,000		12.2%	13,948,000		12.0%	13,948,000		13.6%	13,948,000		14.2%
Caroline Cochran(13)	11,412,000		9.4%	11,412,000		9.6%	11,412,000		9.8%	11,412,000		10.7%	11,412,000		11.6%
R. Craig Bealmear	—		—	—		—	—		—	—		—	—		—
All directors and executive officers of the Post-Closing Company as a group (7 individuals)	28,655,900		23.6%	28,655,900		24.2%	28,655,900		24.7%	28,655,900		26.9%	28,655,900		29.2%
Five Percent Holders Post-Business Combination
AltC Sponsor LLC	13,950,000	(4)	11.5%	13,950,000	(4)	11.8%	13,950,000	(4)	12.0%	13,950,000	(4)	13.1%	12,700,000	(4)	12.9%
Data Collective IV, L.P.(14)	7,209,884		5.9%	7,209,884		6.1%	7,209,884		6.2%	7,209,884		6.8%	7,209,884		7.3%
Mithril II, L.P.(15)	6,808,856		5.6%	6,808,856		5.7%	6,808,856		5.9%	6,808,856		6.4%	6,808,856		6.9%
*	Less than 1%.
(1)	Unless otherwise noted, the business address of each of the following entities or individuals listed under the headings “Directors and Executive Officers Pre-Business Combination” and “Five Percent Holders Pre-Business Combination” is c/o AltC Acquisition Corp., 640 Fifth Avenue, 12th Floor, New York, NY 10019. Unless otherwise noted, the business address for each of the following entities or individuals listed under the headings “Directors and Executive Officers Post-Business Combination” and “Five Percent Holders Post-Business Combination” is c/o Oklo Inc., 3190 Coronado Dr., Santa Clara, CA 95054.

(2)	Interests shown consist of 3,295,900 shares of Post-Closing Company Class A common stock to be issued upon the Closing in exchange for shares of Oklo capital stock held by Hydrazine Capital II, L.P. Mr. Altman has sole voting and investment power over the shares held by Hydrazine Capital II, L.P. and therefore may be deemed to have beneficial ownership over such shares.
(3)	Michael Klein is the controlling stockholder of M. Klein Associates, Inc., which is the managing member of AltC Sponsor LLC. The shares beneficially owned by AltC Sponsor LLC may also be deemed to be beneficially owned by Mr. Klein.
(4)	All 12,500,000 AltC founder shares held by the Sponsor will unvest at the Closing and vest upon the occurrence of the Vesting Triggering Events or a Sale during the Vesting Period. Any such shares that do not vest during the Vesting Period will be forfeited to the Post-Closing Company for no consideration. Pursuant to the terms of the Sponsor Agreement, in the (i) $200 Million Scenario, the Sponsor is obligated to forfeit 5,000,000 AltC founder shares and purchase 5,000,000 shares of AltC Class A common stock to fund the Sponsor Commitment and (ii) $125 Million Scenario, the Sponsor is obligated to forfeit 6,250,000 AltC founder shares and purchases 5,000,000 shares of AltC Class A common stock to fund the Sponsor Commitment.
(5)	Sam Altman, Peter Lattman, Frances Frei and John L. Thornton, all of whom are directors of AltC, and Jay Taragin, the Chief Financial Officer of AltC, each have a direct or indirect economic interest (or may have a deemed economic interest) in the AltC founder shares and AltC private placement shares purchased by the Sponsor, but do not beneficially own any AltC common stock. Allison Green, a director of AltC, may be deemed to have an indirect economic interest in the AltC founder shares and AltC private placement shares as a result of SuRo Capital Corp. having a membership interest in Sponsor. Ms. Green is the Chief Financial Officer of SuRo Capital Corp. The economic interest (or deemed economic interest) of these individuals in the AltC founder shares and AltC private placement shares held by Sponsor is shown below:

		Private
	Founder	Placement
	Shares	Shares
Sam Altman	6,035,600	700,100
Allison Green	214,400	24,900
Peter Lattman	128,600	14,900
Frances Frei	128,600	14,900
John L. Thornton	257,300	29,800
Jay Taragin	5,000	—

(6)	According to the Schedule 13G/A, filed on February 14, 2023, by Empyrean Capital Overseas Master Fund, Ltd., Empyrean Capital Partners, LP and Amos Meron (collectively, the “Empyrean Parties”), the business address of such parties is c/o Empyrean Capital Partners, LP, 10250 Constellation Boulevard, Suite 2950, Los Angeles, CA 90067. The Empyrean Parties hold 4,847,126 shares of AltC Class A common stock. Such securities are held through Empyrean Capital Overseas Master Fund, Ltd. (“ECOMF”), a Cayman Islands exempted company, Empyrean Capital Partners, LP (“ECP”), a Delaware limited partnership, which serves as investment manager to ECOMF with respect to the shares of AltC Class A common stock directly held by ECOMF; and Mr. Amos Meron, a United States citizen who serves as the managing member of Empyrean Capital, LLC, the general partner of ECP, with respect to the shares of AltC Class A common stock directly held by ECOMF.
(7)	According to the Schedule 13G, filed on July 22, 2021, by Tiger Global Investments, L.P., Tiger Global Performance, LLC, Tiger Global Management, LLC, Charles P. Coleman III and Scott Shleifer (the “Tiger Global Parties”), the business address of such parties, with the exception of Tiger Global Investments, L.P., is c/o Tiger Global Management, LLC, 9 West 57th Street, 35th Floor, New York, NY 10019. The business address of Tiger Global Investments, L.P. is c/o Citco Fund Services (Cayman Islands) Limited, P.O. Box 31106, 89 Nexus Way, Camana Bay, Grand Cayman KY1-1205, Cayman Islands. The Tiger Global Parties hold 4,000,000 shares of AltC Class A common stock.
(8)	According to the Schedule 13G/A, filed on January 27, 2023, by Magnetar Financial LLC (“Magnetar Financial”), a Delaware limited liability company, Magnetar Capital Partners LP (“Magnetar Capital Partners”), a Delaware limited partnership, Supernova Management LLC (“Supernova Management”), a Delaware limited liability company and Mr. David J. Snyderman (“Mr. Snyderman”), a United States citizen who serves as the manager of Supernova Management LLC (collectively, the “Magnetar Parties”), the business address of such parties is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201. The Magnetar Parties hold 3,420,300 shares of AltC Class A common stock. The amount consists of (A) 363,055 shares of AltC Class A common stock held for the account of Constellation Fund II; (B) 1,151,874 shares of AltC Class A common stock held for the account of Constellation Master Fund; (C) 119,800 shares of AltC Class A common stock held for the account of Systematic Master Fund; (D) 445,567 shares of AltC Class A common stock held for the account of Xing He Master Fund; (E) 204,631 shares of AltC Class A common stock held for the account of Purpose Fund; (F) 287,144 shares of AltC Class A common stock held for the account of SC Fund; (G) 415,863 shares of AltC Class A common stock held for the account of Structured Credit Fund; (H) 359,755 shares of AltC Class A common stock held for the account of Lake Credit Fund; and (I) 72,611 shares of AltC Class A common stock held for the account of Purpose Fund — T. The shares of AltC Class A common stock held by the Magnetar Funds represent approximately 6.65% of the total number of shares of AltC Class A common stock outstanding (calculated pursuant to Rule 13d-3(d)(1)(i)) of the outstanding shares of AltC Class A common stock). Magnetar Financial serves as the investment adviser to the Magnetar Funds, and as such, Magnetar Financial exercises voting and investment power over the shares of AltC Class A common stock held for the Magnetar Funds’ accounts. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Snyderman.
(9)	According to the Schedule 13G, filed on February 10, 2023, by PEAK6 Capital Management LLC, PEAK6 Group LLC, PEAK6 Investments LLC, PEAK6 LLC, Matthew Hulsizer and Jennifer Just (the “PEAK6 Parties”), the business address of such parties is 141 W. Jackson Blvd, Suite 500, Chicago, IL 60604. The PEAK6 Parties hold 3,297,000 shares of AltC Class A common stock.
(10)	According to the Schedule 13G, filed on September 11, 2023, by Encompass Capital Advisors LLC and Todd J. Kantor (the “Encompass Parties”), the business address of such parties is 200 Park Avenue, Suite 1604, New York, NY 10166. The Encompass Parties hold 2,747,818 shares of AltC Class A common stock.
(11)	According to the Schedule 13G, filed on October 18, 2023, by ICS Opportunities, Ltd., a Cayman Islands limited company (“ICS”), Millennium Management LLC, a Delaware limited liability company (“Millennium Management”), Millennium Group Management LLC, a Delaware limited liability company ("Millennium Group") and Mr. Israel A. Englander, a United States citizen (collectively, the “Millennium Parties”), who serves as the sole voting trustee of the managing member of Millennium Group, the managing member of Millennium Management. Millennium Management serves as the investment manager of ICS. The Millennium Parties collectively hold 1,843,200 shares of AltC Class A common stock, 1,578,300 of which are held by ICS.
(12)	Interests shown consist of 13,948,000 shares of Post-Closing Company Class A common stock to be issued upon the Closing in exchange for outstanding shares of Oklo common stock.
(13)	Interests shown consist of 11,412,000 shares of Post-Closing Company Class A common stock to be issued upon the Closing in exchange for outstanding shares of Oklo common stock
(14)	Interests shown consist of 7,209,884 shares of Post-Closing Company Class A common stock to be issued upon the Closing in exchange for outstanding shares of Oklo common stock. Data Collective IV GP, LLC (“DCGP”)is the general partner of Data Collective IV, L.P. (“DCIV”). Zachary Bogue and Matthew Ocko are the managing members of DCGP and exercise voting and dispositive power over the shares held by DCIV and therefore may be deemed to share beneficial ownership of such shares. The business address of this stockholder is 270 University Ave., Palo Alto, CA 94301.
(15)	Interests shown consist of 6,808,856 shares of Post-Closing Company Class A common stock to be issued upon the Closing in exchange for outstanding shares of Oklo common stock. Mithril II UGP LLC is the general partner of Mithril II GP LP, which is the general partner of Mithril II, L.P. and each of Mithril II UGP LLC and Mithril II GP LP may be deemed to have shared voting, investment and dispositive power with respect to the securities held by Mithril II, L.P. Ajay Royan is the sole managing member of Mithril II UGP LLC. Ajay Royan and Peter Thiel are the members of the investment committee of Mithril II GP LP, which makes all investment decisions with respect to the shares held by Mithril II, L.P., and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by Mithril II, L.P. The address of the principal offices of each of these entities is c/o Mithril Capital Management LLC, 600 Congress Avenue, Suite 3100, Austin, TX 78701.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

AltC Related Person Transactions

In March 2021, the Sponsor purchased 43,125,000 AltC founder shares for an aggregate price of $25,000. On March 9, 2021, the Sponsor forfeited 14,375,000 of such AltC founder shares for no consideration, resulting in an aggregate of 28,750,000 AltC founder shares outstanding. On July 7, 2021, the Sponsor surrendered 16,250,000 AltC founder shares for no consideration, resulting in an aggregate of 12,500,000 AltC founder shares outstanding.

The Sponsor also purchased an aggregate of 1,450,000 AltC private placement shares at a purchase price of $10.00 per share in a private placement that occurred simultaneously with the closing of the AltC IPO. As such, the Sponsor’s interest in the AltC IPO was valued at $14,500,000, based on the number of AltC private placement shares purchased.

Sam Altman, Peter Lattman, Frances Frei and John L. Thornton, all of whom are directors of the AltC, and Jay Taragin, the Chief Financial Officer of the AltC, each have an economic interest in the AltC founder shares and AltC private placement shares purchased by the Sponsor as a result of his or her direct or indirect ownership of membership interests in the Sponsor, but do not beneficially own any AltC common stock. Allison Green, a director of AltC, may be deemed to have an indirect economic interest in the founder shares and AltC private placement shares as a result of SuRo Capital Corp. having a membership interest in the Sponsor. Ms. Green is the Chief Financial Officer of SuRo Capital Corp. In considering the recommendations of the AltC Board to vote for the business combination proposal and the other proposals set forth in this proxy statement/prospectus/consent solicitation statement, AltC’s stockholders should consider these interests.

AltC entered into an Administrative Services Agreement, commencing on July 8, 2021 and ending on the earlier of AltC’s consummation of an initial business combination and its liquidation, pursuant to which it pays an affiliate of the Sponsor a total of $30,000 per month for office space and administrative and support services.

The Sponsor, officers and directors or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on its behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. AltC’s audit committee reviews on a quarterly basis all payments that were made by AltC to the Sponsor and its officers and directors or its or any of their respective affiliates and determines which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on AltC’s behalf.

Sam Altman is the co-founder and chief executive officer of AltC and a member of each of the AltC Board and the Oklo Board. Mr. Altman also (a) has an economic interest in 6,035,600 AltC founder shares and 700,100 AltC private placement shares through his ownership of a membership interest in the Sponsor (but does not beneficially own any shares of AltC capital stock), (b) beneficially owns 519,858 shares of Oklo Series A-3 preferred stock held by Hydrazine Capital II, L.P., and (c) has an economic interest in (i) the 252,605 shares of Oklo common stock held by Y Combinator S2014, LLC, (ii) the 354,177 shares of Oklo Series A-1 preferred stock held by YC Holdings II, LLC and (iii) the 55,135 shares of Oklo Series A-2 preferred stock held by YCVC Fund I, LP. In connection with the Transactions, the shares of Oklo capital stock held by Hydrazine Capital II, L.P., Y Combinator S2014, LLC, YC Holdings II, LLC and YCVC Fund I, LP that Mr. Altman beneficially owns or has an economic interest in are expected to be converted into 7,582,269 shares of Post-Closing Company Class A common stock based on an assumed Exchange Ratio of 6.340. In light of his relationships with both AltC and Oklo and to avoid any potential conflicts of interest, after entry into a letter of intent to enter into a business combination by each of Oklo and AltC, Mr. Altman recused himself from each of the Oklo Board and the AltC Board with respect to the Transactions. Following the Closing, Mr. Altman will continue to serve as a director of the Post-Closing Company. As such, in the future Mr. Altman will receive any cash fees, stock options or stock awards that the Post-Closing Company Board determines to pay its executive and non-executive directors. For more information about Mr. Altman’s economic interests in the Transactions, see the section entitled “Beneficial Ownership of Securities.”

On March 4, 2021, the Sponsor agreed to loan to AltC an aggregate of up to $600,000 to cover expenses related to the AltC IPO pursuant to a promissory note (the “Promissory Note”). The Promissory Note was non-interest bearing and payable on the earlier of December 31, 2021 or the completion of the AltC IPO. The outstanding balance under the Promissory Note of $500,000 was repaid at the closing of the AltC IPO on July 12, 2021. Borrowings under the Promissory Note are no longer available.

Sponsor Agreement

In connection with the execution of the Merger Agreement, the Sponsor and the Insiders entered into the Sponsor Agreement pursuant to which they have agreed to comply with the provisions of the Merger Agreement applicable to such persons as well as the covenants set forth in the Sponsor Agreement, including (i) to vote all shares of AltC common stock beneficially owned by such persons in favor of the Transactions and (ii) not to sell, transfer, pledge or otherwise dispose of shares of AltC common stock they hold or receive for certain time periods specified therein.

Also pursuant to the Sponsor Agreement, the Sponsor (or an affiliated co-investor of the Sponsor) has agreed to, subject to the other terms and conditions included therein, immediately prior to Closing, purchase in a private placement up to 5,000,000 shares of AltC Class A common stock at a purchase price of $10.00 per share, equal to an amount of up to $50,000,000, which amount will be determined based on the number of shareholders who exercise their redemption rights. Please see the section entitled “Proposal No. 1 — The Business Combination Proposal — Certain Agreements Related to the Business Combination — Sponsor Agreement.”

Registration Rights Agreement

Pursuant to the terms of the Registration Rights Agreement, AltC and the Sponsor will be entitled to, among other things, certain registration rights, including demand and piggy-back and shelf registration rights. Please see the section entitled “Proposal No. 1 — The Business Combination Proposal — Certain Agreements Related to the Business Combination — Registration Rights Agreement.”

Oklo’s Related Person Transactions

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements and indemnification arrangements, discussed, when required, in the sections entitled “Management After the Business Combination” and “Executive Compensation,” the registration rights described in the section entitled “Description of Securities — Registration Rights” and the Oklo Voting and Support Agreements described in the section entitled “Proposal No. 1 — The Business Combination Proposal — Certain Agreements Related to the Business Combination — Oklo Voting and Support Agreements,” the following is a description of each transaction since January 1, 2020 and each currently proposed transaction in which:

●	Oklo has been or is to be a participant;
●	the amount involved exceeded or exceeds $120,000; and
●	any of Oklo’s directors, executive officers or holders of more than 5% of its capital stock prior to the business combination, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Sales of Simple Agreements for Future Equity

In July 2022, Oklo issued and sold $2,000,000 of Oklo SAFEs in a private financing round to Data Collective IV, L.P. (“DCVC IV”). Pursuant to the terms of the Oklo SAFEs, DCVC IV has the right to receive 63,254 shares of Oklo common stock in connection with the Transactions, which, at the Closing, will be automatically surrendered and exchanged for the right to receive the per share Merger Consideration, in accordance with the terms of the Merger Agreement. The Oklo SAFEs will terminate in connection with the Closing in accordance with their terms. DCVC IV and its affiliates hold more than 5% of Oklo’s capital stock, and one of Oklo’s directors a managing member of DCVC IV.

Loan to Officer

On January 30, 2017, Oklo entered into a demand note agreement with its Chief Operating Officer, Caroline Cochran to fund the purchase of a studio cooperative apartment in Washington, D.C. (the “Demand Note Agreement”). The Demand Note Agreement has a principal amount of $189,290 and a stated interest rate of 0.66%, compounded annually. Pursuant to the terms of the Demand Note Agreement, the principal amount was reduced monthly by $2,300, subject to a 3% increase every 12 months, as rent for the use of the apartment by Oklo’s executives and employees when in the area of Washington, D.C. for regulatory and government affairs work as well as interactions with various non-governmental organizations. On April 18, 2023, the Demand Note Agreement was repaid in full.

Indemnification Agreements

Oklo has entered into indemnification agreements with each of its officers and directors and purchased directors’ and officers’ liability insurance. The indemnification agreements, Oklo’s current certificate of incorporation and Oklo’s current bylaws, as currently in effect, require Oklo to indemnify its directors and officers to the fullest extent permitted under Delaware law.

The Post-Closing Company’s certificate of incorporation, which will be effective upon the Closing, will contain provisions limiting the liability of directors and officers of the Post-Closing Company, and the Post-Closing Company’s bylaws, which will be effective upon the Closing, will provide that the Post-Closing Company will indemnify each of its directors and officers to the fullest extent permitted under Delaware law. The Post-Closing Company’s certificate of incorporation and the Post-Closing Company’s bylaws will also provide the Post-Closing Company Board with discretion to indemnify officers and employees when determined appropriate by the Post-Closing Company Board.

The Post-Closing Company intends to enter into new indemnification agreements with each of its directors and executive officers. The indemnification agreements will provide that the Post-Closing Company will indemnify each of its directors and executive officers against any and all expenses incurred by that director or executive officer because of their status as one of the Post-Closing Company’s directors or executive officers, to the fullest extent permitted by Delaware law, the Post-Closing Company’s certificate of incorporation and the Post-Closing Company’s bylaws. In addition, the indemnification agreements will provide that, to the fullest extent permitted by Delaware law, the Post-Closing Company will advance all expenses incurred by its directors and executive officers in connection with a legal proceeding involving his or her status as a director or executive officer.

Policies and Procedures for Related Person Transactions

The Oklo Board reviews and considers the interests of its directors, executive officers and principal stockholders in its review and consideration of transactions and forms committees of non-interested directors when it determines that the formation of such committees is appropriate under the circumstances.

Although Oklo has not had a written policy for the review and approval of transactions with related persons, the Oklo Board has historically reviewed and approved any transaction where a director or officer had a financial interest, including the transactions described above. Prior to approving such a transaction, the material facts as to a director’s or officer’s relationship or interest in the agreement or transaction were disclosed to the Oklo Board. The Oklo Board took this information into account when evaluating the transaction and in determining whether such transaction was fair to Oklo and in the best interest of all Oklo stockholders.

The Post-Closing Company intends to adopt a new written related party transaction policy to be effective upon the completion of the business combination. The policy will provide that officers, directors, holders of more than 5% of any class of the Post-Closing Company’s voting securities, and any member of the immediate family of and any entity affiliated with any of the foregoing persons, will not be permitted to enter into a related-party transaction with the Post-Closing Company without the prior consent of the audit committee, or other independent members of the Post-Closing Company Board in the event it is inappropriate for the audit committee to review such transaction due to a conflict of interest. Any request for the post-combination company to enter into a transaction with an executive officer, director, principal stockholder, or any of their immediate family members or affiliates, in which the amount involved exceeds $120,000, must first be presented to the audit committee for review, consideration and approval. In approving or rejecting the proposed transactions, the audit committee will take into account all of the relevant facts and circumstances available.

SECURITIES ACT RESTRICTIONS ON RESALE OF ALTC’S SECURITIES

In general, Rule 144 of the Securities Act, (“Rule 144”), permits the resale of restricted securities without registration under the Securities Act if certain conditions are met. Rule 144 is not available for the resale of restricted securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company, including us. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met at the time of such resale:

●	the issuer of the securities that was formerly a shell company has ceased to be a shell company;
●	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;
●	the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and
●	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

We anticipate that following the consummation of the business combination, we will no longer be a shell company, and as long as the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of our restricted securities.

If the above conditions have been met and Rule 144 is available, a person that has beneficially owned restricted shares of AltC common stock for at least one year would be entitled to sell their securities pursuant to Rule 144, provided that such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale. If such persons are our affiliates at the time of, or at any time during the three months preceding, a sale, such persons would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

●	1% of the total number of shares of common stock then outstanding; or
●	the average weekly reported trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates under Rule 144, when available, will also limited by manner of sale provisions and notice requirements.

As of the date of this proxy statement/prospectus/consent solicitation statement, AltC has 43,100,521 shares of AltC common stock outstanding. Of these shares of AltC common stock, 29,150,521 shares sold in the AltC IPO are freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by one of our affiliates within the meaning of Rule 144 under the Securities Act. All of the shares of AltC common stock owned by the Sponsor, including those issued to the Sponsor pursuant to the Sponsor Commitment, are restricted securities under Rule 144, in that they were issued in private transactions not involving a public offering.

We expect Rule 144 to be available for the resale of the above noted restricted securities as long as the conditions set forth in the exceptions listed above are satisfied following the Transactions, although these shares of AltC common stock may be sold sooner to the extent they have been registered on a registration statement that has been declared effective by the SEC.

APPRAISAL RIGHTS

Appraisal Rights of AltC Stockholders

AltC stockholders do not have appraisal rights under the DGCL in connection with the Transactions.

Appraisal Rights of Oklo Stockholders

Under the DGCL, if an Oklo stockholder of record or beneficial owner does not wish to accept the consideration provided for in the Merger Agreement and the business combination is completed, such Oklo stockholder or beneficial owner has the right to seek appraisal of their shares of Oklo common stock and/or Oklo preferred stock and to receive payment in cash for the fair value of their shares of Oklo capital stock, exclusive of any element of value arising from the accomplishment or expectation of the transaction, as determined by the Delaware Court of Chancery (the “Court”), together with interest, if any, to be paid upon the amount determined to be the fair value of such shares of Oklo capital stock. These rights are known as appraisal rights under the DGCL. The “fair value” of such shares of Oklo capital stock as determined by Court may be more or less than, or the same as, the consideration that an Oklo stockholder of record or beneficial owner is otherwise entitled to receive for the same number of shares of Oklo common stock and/or Oklo preferred stock under the terms of the Merger Agreement. Oklo stockholders of record or beneficial owners that elect to exercise appraisal rights must not vote in favor of, or consent in writing to, the Oklo business combination proposal, which, among other things, adopts the Merger Agreement, and must comply with the other provisions of Section 262 of the DGCL to perfect their rights, as applicable. Strict compliance with the statutory procedures in Section 262 of the DGCL is required. An Oklo stockholder of record or beneficial owner that wishes to exercise appraisal rights, or preserve the ability to do so, must, among other things, not deliver a signed written consent in favor of the Oklo business combination proposal, which, among other things, adopts the Merger Agreement. Any signed written consent returned will be counted as adopting the Merger Agreement unless otherwise provided therein.

This section is intended only as a brief summary of the material provisions of the Delaware statutory procedures under the DGCL that an Oklo stockholder or beneficial owner must follow in order to seek and perfect appraisal rights. This summary, however, is not a complete statement of all applicable requirements and the law pertaining to appraisal rights under the DGCL, and is qualified in its entirety by reference to Section 262 of the DGCL, the full text of which is attached as Annex I to this proxy statement/prospectus/consent solicitation statement and incorporated by reference herein, and any amendments thereto after the date of this proxy statement/prospectus/consent solicitation statement. Annex I should be reviewed carefully by any Oklo stockholder or beneficial owner that wishes to exercise appraisal rights or that wishes to preserve the right to do so, since failure to comply with the procedures of the statute will result in the loss of appraisal rights. The following summary does not constitute any legal or other advice, nor does it constitute a recommendation that Oklo stockholders or beneficial owners exercise their appraisal rights under Section 262 of the DGCL. Unless otherwise noted herein or in the notice of appraisal rights to be sent following approval of the Oklo business combination proposal, all references in this summary to “Oklo stockholders” or “you” are to the record holders of shares of Oklo common stock and/or Oklo preferred stock immediately prior to the Effective Time as to which appraisal rights are asserted. All references in this section to “beneficial owner” means the beneficial owner of shares of Oklo common stock and/or Oklo preferred stock held either in voting trust or by a nominee on behalf of such person. A person having a beneficial interest in shares of Oklo capital stock held of record in the name of another person that wishes to have the holder of record of such shares of Oklo capital stock exercise appraisal rights on their behalf must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights.

Section 262 of the DGCL requires that, where a merger agreement is adopted by a written consent of stockholders in lieu of a meeting of stockholders, certain stockholders must be given notice that appraisal rights are available. A copy of Section 262 of the DGCL, or information directing the stockholders to a publicly available electronic resource at which Section 262 of the DGCL may be accessed without subscription or cost, must be included with such notice. Only those stockholders that do not submit a written consent approving the adoption of the merger agreement and that have otherwise complied with Section 262 of the DGCL are entitled to receive such notice. The notice may be given by Oklo. If given at or after the effective date of the business combination (and no later than 10 days after the effective date), the notice must also specify the effective date of the business combination; otherwise, a supplementary notice will provide this information. If such supplementary notice is sent more than 20 days following the sending of the first notice, such supplementary notice need only be sent to each stockholder of record and beneficial owner that is entitled to appraisal rights and that has demanded appraisal in compliance with Section 262 of the DGCL.

Following Oklo’s receipt of written consents sufficient to approve the Oklo business combination proposal, which, among other things, adopts the Merger Agreement, Oklo will send all non-consenting Oklo stockholders that satisfy the other statutory conditions a separate notice regarding the receipt of such written consents (the “appraisal notice”). An Oklo stockholder or beneficial owner electing to exercise their appraisal rights will need to take action at that time in response to such appraisal notice, but this description is being provided to all Oklo stockholders now so that you can determine whether you wish to preserve your ability to demand appraisal rights in the future in response to such appraisal notice.

How to Preserve, Exercise and Perfect Your Appraisal Rights

In order to preserve your right to receive notice and to demand appraisal rights, you must not deliver a written consent approving the Oklo business combination proposal, which, among other things, adopts the Merger Agreement. Consents that are executed and delivered will be counted as adopting the Merger Agreement unless otherwise provided therein, which will also eliminate any appraisal rights. As described below, you must, among other things, also continue to hold your shares of Oklo common stock and/or Oklo preferred stock through the Effective Time.

If you elect to demand appraisal of your shares of Oklo common stock and/or Oklo preferred stock, the record holder (or, as described below, beneficial owner) of the shares must deliver at the specific address that will be included in the appraisal notice, a written demand for appraisal of your shares of Oklo capital stock within 20 days after the date of the giving of the appraisal notice. Do not submit a demand before the date the appraisal notice is given, as a demand that is made before the date of such appraisal notice may not be effective to perfect your appraisal rights.

An Oklo stockholder wishing to exercise appraisal rights must hold of record the shares of Oklo common stock and/or Oklo preferred stock on the date the written demand for appraisal is made and must continue to hold of record the shares of Oklo capital stock through the Effective Time. Appraisal rights will be lost if, after a demand for appraisal has been made for your shares of Oklo capital stock, such shares are transferred prior to the effective time. If a demand for appraisal is made by a beneficial owner, appraisal rights will be lost for such shares if the beneficial owner fails to own such shares through the effective time. If you are not the Oklo stockholder of record, you will need to follow special procedures as discussed further below.

If you and/or the record holder of your shares of Oklo common stock and/or Oklo preferred stock fail to comply with all of the conditions required by Section 262 of the DGCL to perfect your appraisal rights, and the first merger is completed, you (assuming that you hold your shares through the Effective Time) will be entitled to receive payment for your shares of Oklo capital stock as provided for in the Merger Agreement, without interest, but you will have no appraisal rights with respect to your shares of Oklo capital stock.

In order to satisfy Section 262 of the DGCL, a demand for appraisal in respect of shares of Oklo common stock and/or Oklo preferred stock must reasonably inform Oklo of the identity of the Oklo stockholder of record and their intent to seek appraisal rights. The demand for appraisal should be executed by or on behalf of the holder of record of the shares of Oklo common stock and/or Oklo preferred stock, fully and correctly, as the stockholder’s name appears on Oklo’s stock transfer books, should specify the stockholder’s name and mailing address and the number of shares of Oklo capital stock registered in the stockholder’s name, and must state that the person intends thereby to demand appraisal of the stockholder’s shares of Oklo capital stock in connection with the business combination. The demand may also be made by a beneficial owner of Oklo capital stock if, in addition to otherwise satisfying the foregoing requirements, (i) such beneficial owner continuously owns such shares of Oklo capital stock through the Effective Time and otherwise satisfies the requirements for appraisal applicable to a stockholder of record under subsection (a) of Section 262 of the DGCL and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares of Oklo capital stock for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of Oklo capital stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices and to be set forth on the verified list described below. Alternatively, the beneficial owner of shares of Oklo capital stock may have the holder of record of such shares of Oklo capital stock submit the required demand in respect of such shares.

If the shares of Oklo common stock and/or Oklo preferred stock are held of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for an Oklo stockholder or beneficial owner; however, the agent must identify the record holder or holders (and, if any by an authorized agent of any beneficial owner or owners, must identify the beneficial owner or owners) and expressly disclose the fact that, in executing the demand, they are acting as agent. A record holder that holds shares of Oklo capital stock as a nominee for others may exercise their right of appraisal with respect to the shares of Oklo capital stock held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares of Oklo capital stock as to which appraisal is sought. Where no number of shares of

Oklo capital stock is expressly mentioned, the demand for appraisal will be presumed to cover all shares of Oklo capital stock held in the name of the record holder.

Withdrawal: Actions After Completion of the Business Combination

At any time within 60 days after the Effective Time or thereafter with the written approval of Oklo, any record holder or beneficial owner of shares of Oklo common stock and/or Oklo preferred stock that has made an appraisal demand, otherwise complied with the requirements of Section 262 of the DGCL, but has not commenced an appraisal proceeding or joined a proceeding as a named party, may withdraw the demand for appraisal and accept the consideration for their shares of Oklo capital stock provided for in the Merger Agreement by delivering to Oklo a written withdrawal of the demand for appraisal. Unless the demand for appraisal is properly withdrawn by such a stockholder or beneficial owner that has not commenced an appraisal proceeding or joined that proceeding as a named party within 60 days after the Effective Time, an appraisal proceeding in the Court will not be dismissed as to any Oklo stockholder or beneficial owner without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just (including without limitation, a reservation of jurisdiction for any application to the Court made with respect to the allocation of the expenses of the proceeding). If Oklo does not approve a request to withdraw a demand for appraisal, or if the Court does not approve the dismissal of an appraisal proceeding, in each case when that approval is required, such stockholder or beneficial owner will be entitled to receive only the fair value of their shares of Oklo capital stock (together with interest, if any), determined in any such appraisal proceeding, which value could be more or less than, or the same as, the consideration for their shares of Oklo capital stock provided for in the Merger Agreement.

Within 120 days after the Effective Time, but not thereafter, either Oklo or any record holder or beneficial owner of shares of Oklo common stock and/or Oklo preferred stock that has made an appraisal demand, otherwise complied with the requirements of Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL may commence an appraisal proceeding by filing a petition in the Court demanding a determination of the fair value of the shares of Oklo capital stock held by all persons entitled to appraisal. Upon the filing of such a petition by an Oklo stockholder or beneficial owner, service of a copy of such petition will be made upon Oklo. AltC has no present intent to cause Oklo to file such a petition and has no obligation to cause such a petition to be filed, and Oklo stockholders and beneficial owners should not assume that the surviving company will file a petition or initiate any negotiations with respect to the fair value of Oklo capital stock. Accordingly, it is the obligation of the record holders and beneficial owners of shares of Oklo capital stock that have made an appraisal demand to initiate all necessary action to perfect their appraisal rights in respect of such shares of within the time prescribed in Section 262 of the DGCL, and the failure of an Oklo stockholder or beneficial owner to file such a petition within the period specified could nullify his, her or its their previous written demand for appraisal. In addition, within 120 days after the Effective Time, any Oklo stockholder or beneficial owner that has properly filed a written demand for appraisal, that did not submit a written consent approving the Oklo business combination proposal, which, among other things, adopts the Merger Agreement, and has otherwise complied with the applicable requirements set forth in Section 262 of the DGCL, upon request given in writing, will be entitled to receive from Oklo, a statement setting forth the aggregate number of shares of Oklo capital stock for which a written consent approving the Oklo business combination proposal was not submitted and with respect to which demands for appraisal have been received, and the aggregate number of Oklo stockholders or beneficial owners holding or owning such shares (for purposes of which the record holder of shares held by a beneficial owner that has made a demand for appraisal will not be considered a separate stockholder holding such shares). The statement must be given within 10 days after such request has been received by Oklo or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

If a petition for appraisal is duly filed by an Oklo stockholder or beneficial owner that made an appraisal demand and a copy of the petition is served upon the surviving company, then Oklo will be obligated, within 20 days after receiving service of a copy of the petition, to file with the Court a duly verified list containing the names and addresses of all Oklo stockholders and beneficial owners that have demanded an appraisal of their shares of Oklo common stock and/or Oklo preferred stock and with whom agreements as to the value of their shares of Oklo capital stock have not been reached. After notice to Oklo stockholders and beneficial owners that have demanded appraisal of their shares of Oklo capital stock, if such notice is ordered by the Court, the Court is empowered to conduct a hearing upon the petition and to determine those stockholders and beneficial owners that have complied with Section 262 of the DGCL and that have become entitled to the appraisal rights provided by Section 262 of the DGCL. The Court may require Oklo stockholders and beneficial owners that have demanded appraisal of their shares of Oklo capital stock to submit their stock certificates, if any, to the Court for notation thereon of the pendency of the appraisal proceedings, and if any stockholder or beneficial owner fails to comply with that direction, the Court may dismiss the proceedings as to that stockholder or beneficial owner.

After determination of the Oklo stockholders and beneficial owners entitled to appraisal of their shares of Oklo common stock and/or Oklo preferred stock, the Court will appraise the shares of Oklo capital stock, determining their fair value as of the Effective Time after taking into account all relevant factors exclusive of any element of value arising from the accomplishment or expectation of the transaction, together with interest, if any, to be paid upon the amount determined to be the “fair value” in an appraisal proceeding. When the fair value has been determined, the Court will direct the payment of such value to the persons entitled thereto upon such terms and conditions as the Court may order. Unless the Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the first merger and the date of payment of the judgment. Notwithstanding the foregoing, at any time before the entry of judgment in the proceedings, Oklo may pay to each person entitled to appraisal an amount in cash, which is referred to as a voluntary cash payment, in which case any such interest will accrue after the time of such payment only upon the sum of (1) the difference, if any, between the amount so paid by Oklo and the fair value of the shares of Oklo capital stock as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Oklo is under no obligation to make such voluntary cash payment before such entry of judgment.

No representation is made as to the outcome of the appraisal of fair value as determined by the Court, and Oklo stockholders and beneficial owners should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the consideration provided for in the Merger Agreement. Moreover, neither Oklo nor AltC anticipates offering more than the consideration to any Oklo stockholder exercising appraisal rights, and Oklo and AltC reserve the right to assert, in any appraisal proceeding, that, for purposes of Section 262 of the DGCL, the “fair value” of a share of Oklo common stock and/or Oklo preferred stock is less than the consideration provided for in the Merger Agreement in respect of such share.

In determining “fair value,” the Court is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that, in making this determination of fair value, the Court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger and that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenting stockholder’s exclusive remedy.

Costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Court and imposed upon the parties by the Court, as it deems equitable in the circumstances. Each Oklo stockholder and beneficial owner seeking appraisal is responsible for their attorneys’ and expert witness expenses; although, upon the application of any person whose name appears on the verified list filed by Oklo that participated in the proceeding and incurred expenses in connection therewith, the Court could order all or a portion of such expenses, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares of Oklo common stock and/or Oklo preferred stock entitled to appraisal not dismissed as to the proceedings or dismissed subject to such an award pursuant to a reservation of jurisdiction.

Any Oklo stockholder or beneficial owner that has duly demanded appraisal in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote or deliver written consent for shares of Oklo common stock and/or Oklo preferred stock subject to that demand for any purpose or to receive payments of dividends or any other distributions with respect to those shares of Oklo capital stock, other than with respect to payments as of a record date prior to the Effective Time. However, if no petition for appraisal is filed within 120 days after the Effective Time, or if an Oklo stockholder or beneficial owner otherwise fails to perfect their appraisal rights, successfully withdraws their demand for appraisal or loses their right to appraisal, then the right of that Oklo stockholder or beneficial owner to appraisal will cease and that Oklo stockholder or beneficial owner will only be entitled to receive the consideration for their shares of Oklo capital stock pursuant to the Merger Agreement, without interest.

SUBMISSION OF STOCKHOLDER PROPOSALS

The AltC Board is aware of no other matter that may be brought before the special meeting. Under Delaware law, only business that is specified in the notice of special meeting to stockholders may be transacted at the special meeting.

FUTURE STOCKHOLDER PROPOSALS

For any proposal to be considered for inclusion in the proxy statement and form of proxy for submission to the stockholders at the Post-Closing Company’s 2024 annual meeting of stockholders, it must be submitted in writing and comply with the requirements of Rule 14a-8 of the Exchange Act and the Post-Closing Company’s bylaws, as applicable. Such proposals must be received by the Post-Closing Company at its executive offices a reasonable time before the Post-Closing Company begins to print and mail its proxy materials in order to be considered for inclusion in the Post-Closing Company’s proxy materials for the 2024 annual meeting.

In addition, the Post-Closing Company’s bylaws, which will be effective upon the consummation of the business combination, provide notice procedures for stockholders to nominate a person as a director and to propose business to be considered by stockholders at a meeting. To be timely, a stockholder’s notice must be delivered to us at the principal executive offices of AltC not later than the 90th nor earlier than the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders (which date shall, for the purposes of the Post-Closing Company’s 2024 annual meeting, is deemed to have occurred on June 8, 2023); provided, however, that in the event that the annual meeting is more than 30 days before or more than 60 days (70 days in the case of stockholder proposals) after such anniversary date, notice by the stockholder to be timely must be so delivered no earlier than the 120th day before the meeting and not later than the later of (i) the 90th day before the meeting and (ii) the 10th day following the day on which notice of the date of the annual meeting was first made. Nominations and proposals also must satisfy other requirements set forth in the Post-Closing Company’s bylaws. The chair of the Post-Closing Company Board may refuse to acknowledge the introduction of any stockholder proposal not made in compliance with the foregoing procedures.

OTHER STOCKHOLDER COMMUNICATIONS

Stockholders and interested parties may communicate with the AltC Board, any committee chairperson or the non-management directors as a group by writing to the AltC Board or committee chairperson in care of AltC Acquisition Corp., 640 Fifth Avenue, 12th Floor, New York, NY 10019.

LEGAL MATTERS

Weil, Gotshal & Manges LLP, New York, New York, will pass upon the validity of the securities of the Post-Closing Company, Inc. offered by this proxy statement/prospectus/consent solicitation statement and certain other legal matters related to this proxy statement/prospectus/consent solicitation statement.

EXPERTS

The financial statements of AltC Acquisition Corp. as of December 31, 2021 and 2022 and for the period February 1, 2021 (inception) through December 31, 2021 and the year ended December 31, 2022 appearing in this Registration Statement on Form S-4 have been audited by Marcum LLP, an independent registered public accounting firm, as stated in their report thereon and included in this proxy statement/prospectus/consent solicitation statement, in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Oklo Inc. as of and for the year ended December 31, 2021 and 2022 appearing in this Registration Statement on Form S-4 have been audited by Marcum LLP, an independent registered public accounting firm (which contains an explanatory paragraph relating to substantial doubt about the ability of Oklo Inc. to continue as a going concern as described in Note 1 to the Financial Statements), as stated in their report thereon and included in this proxy statement/prospectus/consent solicitation statement, in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

DELIVERY OF DOCUMENTS TO STOCKHOLDERS

Pursuant to the rules of the SEC, AltC and services that it employs to deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of each of AltC’s annual report to stockholders and this proxy statement/prospectus/consent solicitation statement. Upon written or oral request, AltC will deliver a separate copy of the annual report and/or this proxy statement/prospectus/consent solicitation statement to any stockholder at a shared address to which a single copy of each document was delivered and that wishes to receive separate copies of such documents. Stockholders receiving multiple copies of such documents may likewise request that AltC deliver single copies of such documents in the future. Stockholders receiving multiple copies of such documents may request that AltC deliver single copies of such documents in the future. Stockholders may notify AltC of their requests by calling or writing AltC at its principal executive offices at 640 Fifth Avenue, 12th Floor, New York, NY 10019 or (212) 380-7500.

WHERE YOU CAN FIND MORE INFORMATION

AltC files reports, proxy statements and other information with the SEC as required by the Exchange Act. You can read AltC’s SEC filings, including this proxy statement/prospectus/consent solicitation statement, on the Internet at the SEC’s website at: http://www.sec.gov.

Information and statements contained in this proxy statement/prospectus/consent solicitation statement or any annex to this proxy statement/prospectus/consent solicitation statement are qualified in all respects by reference to the copy of the relevant contract or other annex filed with this proxy statement/prospectus/consent solicitation statement.

All information contained in this document relating to AltC has been supplied by AltC, and all such information relating to Oklo has been supplied by Oklo. Information provided by one another does not constitute any representation, estimate or projection of the other.

If you are an AltC stockholder and would like additional copies of this document or if you have questions about the business combination, you should contact via phone or in writing:

AltC Acquisition Corp.

640 Fifth Avenue, 12th Floor

New York, NY 10019

Attention: Jay Taragin, Chief Financial Officer

Email: info@churchillcapitalcorp.com

or:

Morrow Sodali LLC

333 Ludlow Street, 5th Floor, South Tower

Stamford CT 06902

Call Toll-Free (800) 662-5200 or (203) 658-9400

Email: ALCC.info@investor.morrowsodali.com if you are an AltC stockholder and would like to request documents, please do so no later than five business days prior to the special meeting, in order to receive them before the special meeting. If you request any documents from us, we will mail them to you by first class mail, or another equally prompt means.

This document is a proxy statement/prospectus/consent solicitation statement of AltC for the special meeting. We have not authorized anyone to give any information or make any representation about the business combination, Oklo or AltC that is different from, or in addition to, that contained in this proxy statement/prospectus/consent solicitation statement. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus/consent solicitation statement speaks only as of the date of this proxy statement/prospectus/consent solicitation statement, unless the information specifically indicates that another date applies.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Oklo Inc. Audited Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm (PCAOB ID No: 688)	F-2
Consolidated Balance Sheets as of December 31, 2021 and 2022	F-3
Consolidated Statements of Operations and Comprehensive Loss for the Years Ended December 31, 2021 and 2022	F-4
Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit for the Years Ended December 31, 2021 and 2022	F-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 2021 and 2022	F-6
Notes to Consolidated Financial Statements	F-7

Oklo Inc. Unaudited Consolidated Financial Statements
Condensed Consolidated Balance Sheets as of December 31, 2022 and June 30, 2023 (Unaudited)	F-20
Condensed Consolidated Statements of Operations and Comprehensive Loss for the Six Months Ended June 30, 2023 and 2022 (Unaudited)	F-21
Condensed Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit for the Six Months Ended June 30, 2022 and 2023 (Unaudited)	F-22
Condensed Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2023 and 2022 (Unaudited)	F-23
Notes to Consolidated Financial Statements	F-24

AltC Acquisition Corp. Audited Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm (PCAOB ID No: 688)	F-37
Balance Sheets as of December 31, 2022 and 2021	F-38
Statements of Operations for the Year Ended December 31, 2022 and for the Period February 1, 2021 (Inception) through December 31, 2021 .	F-39
Statements of Changes in Stockholders’ Deficit for the Year Ended December 31, 2022 and for the Period February 1, 2021 (Inception) through December 31, 2022	F-40
Statements of Cash Flows for the Year Ended December 31, 2022 and for the Period February 1, 2021 (Inception) through December 31, 2022	F-41
Notes to Financial Statements	F-42

AltC Acquisition Corp. Unaudited Consolidated Financial Statements
Condensed Balance Sheets as of June 30, 2023 (Unaudited) and December 31, 2022	F-54
Condensed Statements of Operations for the Three and Six Months Ended June 30, 2023 and 2022 (Unaudited)	F-55
Condensed Statements of Changes in Stockholders’ Deficit for the Three and Six Months Ended June 30, 2023 and 2022 (Unaudited)	F-56
Condensed Statements of Cash Flows for the Three and Six Months Ended June 30, 2023 and 2022 (Unaudited)	F-57
Notes to Consolidated Financial Statements	F-58

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of
Oklo Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Oklo Inc., (the “Company”) as of December 31, 2022 and 2021, the related statements of operations and comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph  — Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company uses a significant amount of cash to fund operations, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Explanatory Paragraph — Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for leases in 2021 due to the adoption of ASU No. 2016-02, Leases (Topic 842), as amended, effective January 1, 2021.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum LLP

Marcum LLP

We have served as the Company’s auditor since 2023.

Los Angeles, CA

September 27, 2023

OKLO INC.

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2022	2021
Assets
Current assets:
Cash and cash equivalents	$9,653,528	$10,443,901
Prepaid and other current assets	834,724	9,727
Total current assets	10,488,252	10,453,628
Property and equipment, net	177,298	57,270
Operating lease right-of-use assets	270,605	444,892
Other assets	51,270	85,459
Total assets	$10,987,425	$11,041,249
Liabilities, redeemable convertible preferred stock and stockholders’ deficit
Current liabilities:
Accounts payable	$336,621	$99,906
Other accrued expenses	87,169	147,118
Operating lease liability	210,246	190,136
Total current liabilities	634,036	437,160
Operating lease liability, net of current portion	93,935	304,181
Advance for simple agreement for future equity	—	4,000,000
Simple agreement for future equity	13,340,000	—
Total liabilities	14,067,971	4,741,341
Commitments and contingencies (Note 11)
Redeemable convertible preferred stock:
Redeemable convertible preferred stock, $0.0001 par value – 7,000,000 shares authorized; $25,129,945 aggregate liquidation preference; 6,585,881 shares issued and outstanding at December 31, 2022 and 2021	25,030,520	25,030,520
Stockholders’ deficit:
Common stock, $0.0001 par value – 14,000,000 shares authorized; 4,771,025 and 4,626,094 shares issued and outstanding at December 31, 2022 and 2021, respectively	477	463
Additional paid-in capital	1,209,244	565,821
Accumulated deficit	(29,320,787)	(19,296,896)
Total stockholders’ deficit	(28,111,066)	(18,730,612)
Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$10,987,425	$11,041,249

The accompanying notes are an integral part of these consolidated financial statements.

OKLO INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Years Ended December 31,
	2022	2021
Operating expenses
Research and development	$6,024,267	$2,477,237
General and administrative	4,000,544	2,684,173
Total operating expenses	10,024,811	5,161,410
Loss from operations	(10,024,811)	(5,161,410)
Other income
Interest income, net	920	4,874
Total other income	920	4,874
Loss before income taxes	(10,023,891)	(5,156,536)
Income taxes	—	—
Net loss	$(10,023,891)	$(5,156,536)
Basic and diluted net loss per common share	$(2.16)	$(1.16)
Weighted average number of common shares outstanding – basic and diluted	4,638,505	4,463,233

The accompanying notes are an integral part of these consolidated financial statements.

OKLO INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

	Redeemable Convertible				Additional		Total
	Preferred Stock		Common Stock		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Shares	Par Value	Capital	Deficit	Deficit
Balance at January 1, 2021	6,585,881	$25,030,520	4,436,600	$444	$289,552	$(14,140,360)	$(13,850,364)
Exercise of stock options	—	—	189,494	19	151,609	—	151,628
Share-based compensation	—	—	—	—	124,660	—	124,660
Net loss	—	—	—	—	—	(5,156,536)	(5,156,536)
Balance at December 31, 2021	6,585,881	25,030,520	4,626,094	463	565,821	(19,296,896)	(18,730,612)
Exercise of stock options	—	—	144,931	14	355,175	—	355,189
Share-based compensation	—	—	—	—	288,248	—	288,248
Net loss	—	—	—	—	—	(10,023,891)	(10,023,891)
Balance at December 31, 2022	6,585,881	$25,030,520	4,771,025	$477	$1,209,244	$(29,320,787)	$(28,111,066)

The accompanying notes are an integral part of these consolidated financial statements.

OKLO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2022	2021
Cash flows from operating activities
Net loss	$(10,023,891)	$(5,156,536)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	29,532	2,570
Share-based compensation	288,248	124,660
Change in operating assets and liabilities:
Prepaid and other current assets	(320,639)	9,953
Other assets	34,189	(4,950)
Accounts payable	75,834	74,621
Other accrued expenses	(59,949)	(640,302)
Operating lease liability	(15,849)	49,425
Net cash used in operating activities	(9,992,525)	(5,540,559)
Cash flows from investing activities
Purchases of property and equipment	(149,560)	(59,840)
Net cash used in investing activities	(149,560)	(59,840)
Cash flows from financing activities
Proceeds from exercise of stock options	355,189	151,628
Advance for simple agreement for future equity	—	4,000,000
Proceeds from simple agreement for future equity	9,000,000	—
Payment of deferred issuance costs	(3,477)	—
Net cash provided by financing activities	9,351,712	4,151,628
Net decrease in cash and cash equivalents	(790,373)	(1,448,771)
Cash and cash equivalents – beginning of year	10,443,901	11,892,672
Cash and cash equivalents – end of year	$9,653,528	$10,443,901
Supplemental disclosure of cash flow information
Cash paid for interest	$—	$—
Cash paid for income taxes	—	—
Supplemental noncash investing and financing activities
Issuance of simple agreement for future equity	$4,000,000	$—
Subscription of simple agreement for future equity	340,000	—
Deferred issuance costs included in accounts payable	160,881	—

The accompanying notes are an integral part of these consolidated financial statements.

OKLO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

1. Nature of Operations

Oklo Inc. (“Oklo” or the “Company”), formerly, UPower Technologies, Inc., was incorporated on July 3, 2013. With offices in both Santa Clara, California and Washington, D.C., Oklo is developing advanced fission power plants to provide clean, reliable, and affordable energy at scale. Oklo is pursuing two complementary tracks to address this demand: providing reliable, commercial-scale energy to customers; and selling used nuclear fuel recycling services to the U.S. market.

The Company plans to commercialize its liquid metal fast reactor technology with the Aurora powerhouse product line. The first commercial Aurora powerhouse is designed to produce up to 15 megawatts of electricity (MWe) on both recycled nuclear fuel and fresh fuel. Oklo’s advanced fission technology has a history of successful operation, first demonstrated by the Experimental Breeder Reactor-II, which sold and supplied power to the grid and showed effective waste recycling capabilities for over 30 years of operation. Furthermore, the Company has achieved several significant deployment and regulatory milestones, including securing a site use permit from the U.S. Department of Energy (“DOE”) for the Idaho National Laboratory (“INL”) Site and a fuel award from INL for a commercial-scale advanced fission power plant in Idaho.

Liquidity and Going Concern

As of December 31, 2022, the Company’s cash and cash equivalents were $9,653,528. The Company continues to incur significant operating losses. For the years ended December 31, 2022 and 2021, the Company had a net loss of $10,023,891 and $5,156,536, respectively, and used cash in operating activities of $9,992,525 and $5,540,559, respectively. As of December 31, 2022 and 2021, the Company had accumulated deficits of $29,320,787 and $19,296,896, respectively. Management expects that significant on-going operating expenditures will be necessary to successfully implement the Company’s business plan and develop and market its products. These circumstances raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that these consolidated financial statements are issued. Implementation of the Company’s plans and its ability to continue as a going concern will depend upon the Company’s ability to establish a source of revenue and raise additional capital to fund its operations.

The Company plans to access capital resources through possible public or private equity offerings, debt financings, corporate collaborations, and other means. The Company is also seeking to access the capital markets upon consummation of the business combination agreement entered into July 11, 2023 with AltC Acquisition Corp., a public entity (“AltC”), and special purpose acquisition company (“SPAC”) (refer to the heading Business Combination in Note 13). The Company has historically been able to raise capital through equity and equity-linked instruments, such as SAFEs (refer to the heading SAFE Notes in Note 13), although no assurance can be provided that it will continue to be successful in the future. While the Company believes that it has a reasonable basis for its expectation and it will be available to raise additional funds or close on the Business Combination satisfactory to AltC and its shareholders, there is no assurance that the Company will be able to complete additional financing or complete the Business Combination in a timely manner.

The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary if the Company is unable to continue as a going concern due to the inability to obtain adequate financing in the future.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Segments

To date, the Company has viewed its financial information on an aggregate basis for the purposes of evaluating financial performance and allocating the Company’s resources. Accordingly, the Company has determined that it operates in one segment.

Principles of Consolidation

The consolidated financial statements include the Company’s accounts and those of its wholly owned subsidiary Oklo Power LLC. All intercompany transactions and balances have been eliminated.

Use of Estimates

Preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments, and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Actual results could differ materially from these estimates. On an ongoing basis, the Company evaluates its estimates, including those related to the valuation of the operating lease liabilities and operating right-of-use assets, useful lives of property and equipment, share-based compensation expense, valuation allowance on deferred tax assets, and fair value of simple agreement for future equity. These estimates, judgments, and assumptions are based on current and expected economic conditions, historical data, and experience available at the date of the accompanying consolidated financial statements, and various other factors that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

Risk and Uncertainties

The worldwide spread of COVID-19 created significant global economic uncertainty and resulted in a global slowdown of economic activity which decreased demand for a broad variety of goods and services, while also disrupting sales channels, marketing activities and general business operations for an unknown period of time. At this point, the extent to which these effects due to COVID-19 may impact the Company’s future financial condition or results of operations is uncertain, and as of the date of issuance of these financial statements, the Company is not aware of any specific event or circumstance that would require the update of any estimates or judgments or an adjustment of the carrying value of any assets or liabilities. Given the nature of the business, the impacts of COVID-19 have not had a specific impact on the Company’s financial performance. These estimates may change as new events occur and additional information is obtained and will be recognized in the financial statements as soon as they become known.

Comprehensive Loss

Comprehensive loss is defined as the change in equity of a business during a period from transactions and other events and circumstances from non-owner sources. Comprehensive loss includes net loss as well as other changes in stockholders’ deficit which includes certain changes in equity that are excluded from net loss. To date, the Company has not had any transactions that are required to be reported in comprehensive loss other than the net loss incurred from operations.

Net Loss Per Common Share

Basic net loss per common share is calculated by dividing the net loss by the weighted-average number of shares of common stock outstanding for the period, without consideration for potential dilutive securities. Diluted net loss per common share is computed by dividing net loss by the weighted-average number of common shares and common share equivalents of potentially dilutive securities outstanding for the period. Potentially dilutive securities include redeemable convertible preferred stock and stock options. Since the Company was in a loss position for the periods presented, basic net loss per common share is the same as diluted net loss per common share since the effects of potentially dilutive securities are antidilutive.

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid investments with an original contractual maturity at the date of purchase of three months or less. The maximum amount placed in any one financial institution is currently limited in order to reduce risk via the use of Insured Cash Sweep accounts such that all funds are insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk regarding its cash and cash equivalents. As of December 31, 2022 and 2021, cash and cash equivalents were $9,653,528 and $10,443,901, respectively.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Expenditures for repairs and maintenance that do not improve or extend the life of the assets are expensed as incurred. When property and equipment are sold or otherwise disposed of, the related cost and accumulated depreciation and amortization are removed from the respective accounts, and any resulting gains or losses are included on the consolidated statement of operations.

Depreciation expense is computed using the straight-line method generally based on the following estimated useful lives of the related assets:

Furniture and fixtures	7 Years
Office equipment	5 Years
Leasehold improvements	Shorter of lease term or estimated useful life of the asset

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When such events or changes in circumstances occur, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through their undiscounted expected future cash flow. If the future undiscounted cash flow is less than the carrying amount of these assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. No impairment losses were recognized on any long-lived assets during the years ended December 31, 2022 and 2021.

Leases

The Company determines if an arrangement is a lease at inception by evaluating whether the arrangement conveys the right of use to an identified asset and whether the Company obtains substantially all of the economic benefits from and has the ability to direct the use of the asset. Leases are recorded as an operating lease right-of-use assets and operating lease liability on the consolidated balance sheets. Leases with an initial term of 12 months or less are not recorded on the consolidated balance sheets.

Lease ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the expected lease term, including options to extend the lease when it is reasonably certain that the Company will exercise that option. The Company uses the discount rate implicit in the lease, unless that rate cannot be readily determined. In that case, the Company uses its incremental borrowing rate, which is the rate of interest that the Company would have to pay to borrow on a collateralized basis an amount equal to the lease payments over the expected lease term. Lease ROU assets consist of the initial measurement of lease liabilities, any lease payments made to lessor on or before the lease commencement date, adjusted for any lease incentives received, and any initial direct costs incurred by the Company.

Operating lease expense for lease payments is recognized on a straight-line basis over the expected lease term. There were no finance lease obligations.

Fair Value Measurements

The authoritative guidance with respect to fair value established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels and requires that assets and liabilities carried at fair value be classified and disclosed in one of three categories, as presented below. There are no transfers in and out of Levels 1 and 2, and activity in Level 3 fair value measurements.

Financial instruments measured at fair value on a recurring basis were based upon a three-tier hierarchy as follows:

Level 1:   Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:   Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly as corroborated by market data.

Level 3:   Unobservable inputs in which little or no market data exists, therefore developed using management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date.

The Company determines the level in the fair value hierarchy within which each fair value measurement falls in its entirety, based on the lowest level input that is significant to the fair value measurement in its entirety. In determining the appropriate levels, the Company performs an analysis of the assets and liabilities at each reporting period end.

The Company’s cash and cash equivalents, prepaid expenses and other current assets, accounts payable, accrued expenses and other current liabilities approximate their fair value due to the short-term nature of these assets and liabilities. The Company’s SAFE Notes (as further described in Note 5) were carried at fair value and classified as Level 3 liabilities.

Redeemable Convertible Preferred Stock

The Company has issued redeemable convertible preferred stock that includes certain redemption rights upon an event that is outside the control of the Company. Accordingly, the redeemable convertible preferred stock is presented as mezzanine equity, outside of stockholders’ deficit at their issuance date fair value, net of any issuance costs. The Company assesses whether the redeemable convertible preferred stock has become redeemable or the probability that the redeemable preferred stock will become redeemable in determining whether to record subsequent measurement adjustments.

Research and Development

Research and development represent costs incurred to develop the Company’s technology. These costs consist of personnel costs, including salaries, employee benefit costs, bonuses and share-based compensation expenses, software costs, computing costs, hardware and experimental supplies, and expenses for outside engineering contractors for analytical work and consulting costs. The Company expenses all research and development costs in the periods in which they are incurred.

General and Administrative

General and administrative expenses consist primarily of payroll and benefits costs, including share-based compensation for the Company’s employees involved in general corporate functions including finance, and promotional as well as costs associated with the use by these functions of facilities and equipment, including depreciation and amortization, rent and other occupancy expenses, and professional fees for legal and accounting.

Share-Based Compensation

The Company accounts for stock-based compensation by measuring and recognizing expense for all share-based payments made to employees and non-employees based on the estimated grant-date fair values for all share-based compensation arrangements. The Company recognizes compensation over each recipient’s requisite service period, which is generally the vesting period. The Company has elected to recognize actual forfeitures by reducing the share-based compensation in the same period as the forfeitures occur. The Company estimates the fair value of stock options granted to employees and non-employees using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of subjective assumptions, including the Company’s common stock fair value, expected volatility, expected dividend yield, risk-free rate of return, and the expected term. The Company classifies share-based compensation expense in the same manner in which the award recipient’s cash compensation cost is classified on the consolidated statements of operations and comprehensive loss.

Income Taxes

Because the Company has not generated material revenue and is anticipated to remain as such for the next several years, income taxes have been minimal to date. The Company follows the asset and liability method of accounting for income taxes under ASC 740, Income Taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2022 or 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals, or material deviation from its position. The Company is generally no longer subject to tax examinations for years prior to 2020 for federal purposes and 2019 for state purposes, except in certain limited circumstances.

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (the “FASB”) issued ASU No. 2016-02, Leases (Topic 842), to provide guidance on recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements, specifically differentiating between different types of leases. The core principle of Topic 842 is that a lessee should recognize the assets and liabilities that arise from all leases. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from previous U.S. GAAP. There continues to be a differentiation between finance leases and operating leases. However, the principal difference from previous guidance is that the lease assets and lease liabilities arising from operating leases should be recognized in the balance sheet. The Company adopted this ASU as of January 1, 2021.

Upon adoption, the Company elected the package of practical expedients under the new lease standards, which includes (i) not reassessing whether any expired or existing contracts are or contain a lease, (ii) not reassessing lease classification for any expired or existing leases, (iii) not reassessing initial direct costs for any existing leases, and (iv) account for a lease and non-lease component as a single component for certain classes of assets. The Company will not adopt the practical expedient to use hindsight in determining the lease term. The adoption of ASC Topic 842 did not result in the recognition of ROU assets or operating lease liabilities since the Company elected to apply the practical expedient to not recognize a ROU asset or operating lease liability if a lease arrangement was for 12 months or less.

On December 18, 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes. This ASU amends ASC 740’s requirements related to the accounting for hybrid tax regimes, which impose the greater of tax based on income or one based non-income items. Specifically, it states that an entity should include the amount of tax based on income in its tax provision and should record any incremental amount as a tax not based on income. The Company adopted this ASU as of January 1, 2021. This adoption did not have a material impact on the consolidated financial statements.

On August 5, 2020, the FASB issued ASU 2020-06, Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. This ASU simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts in an entity’s own equity. It removes from U.S. GAAP the separation models for convertible debt with a cash conversion feature and convertible instruments with a beneficial conversion feature. Upon adoption of the ASU, entities will account for convertible debt instruments wholly as debt, and for redeemable convertible preferred stock wholly as preferred stock, unless a convertible instrument contains an embedded derivative requiring bifurcation or a convertible debt instrument was issued at a substantial premium. The ASU permits early adoption for fiscal years beginning after December 15, 2020. The Company adopted this ASU as of January 1, 2021. This adoption did not have a material impact on the consolidated financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU represents a significant change in the accounting for credit losses model by requiring immediate recognition of management’s estimates of current expected credit losses. Under the prior model, losses were recognized only as they were incurred. This ASU will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact of these amendments on its financial statements.

3. Balance Sheet Components

Prepaid and Other Current Assets

Prepaid and other current assets are summarized as follows:

	As of December 31,
	2022	2021
Prepaid expenses	$279,366	$9,727
Deferred issuance costs	164,358	—
Cost-share receivables	51,000	—
Simple agreement for future equity receivable	340,000	—
Total prepaid and other current assets	$834,724	$9,727

Prepaid expenses include prepaid consulting fees, insurance premiums, rent and other charges. The deferred issuance costs are specific incremental costs of the public company business combination. Cost-share receivables refer to the monetary assets obtained by the Company through several research and development (“R&D”) cost-share reimbursable projects related to nuclear recycling technologies awarded by the Department of Energy’s Advanced Research Projects Agency. Simple agreement for future equity receivable represents a subscription receivable.

Prepaid expenses are amortized over the straight-line method over the contract term ranging from six months to one year. The deferred issuance costs will be charged against the proceeds of the public company business combination, unless it is aborted requiring them to be expensed. Cost-share receivables are recorded as eligible costs are incurred.

Property and Equipment, Net

Property and equipment are summarized as follows:

	As of December 31,
	2022	2021
Office equipment	$113,727	$53,361
Furniture and fixtures	36,604	6,480
Leasehold improvements	59,070	—
Total property and equipment, gross	209,401	59,841
Less accumulated depreciation	(32,103)	(2,571)
Total property and equipment, net	$177,298	$57,270

Depreciation and amortization expense for the years ended December 31, 2022 and 2021 totaled $29,532 and $2,570, respectively.

Advance for Simple Agreement for Future Equity

In anticipation of entering into a SAFE Note, as described below, an investor advanced the Company $4,000,000 during the year ended December 31, 2021.

4. Leases

On September 10, 2021, the Company entered into a commercial real estate sub-lease agreement for 7,350 square feet of office space in Santa Clara, California, with an initial term of 2.75 years.

The table below presents supplemental information related to operating leases:

	Years Ended December 31,
	2022	2021
Operating lease costs during the year	$321,238	$272,326
Cash payments included in the measurement of operating lease liabilities during the year	$218,148	$18,008
Weighted-average remaining lease term (in years) as of year-end	1.42	2.42
Weighted-average discount rate during the year	6.85%	6.85%

The Company generally utilizes its incremental borrowing rate based on information available at the commencement of the lease in determining the present value of future payments since the implicit rate for the Company’s leases is not readily determinable.

Variable lease expense includes rental increases that are not fixed, such as those based on amounts paid to the lessor based on cost or consumption, such as maintenance and utilities.

The components of operating lease costs were as follows:

	Years Ended December 31,
	2022	2021
Research and development	$190,047	$147,056
General and administrative	131,191	125,270
Total operating lease costs(1)	$321,238	$272,326
(1)	Month-to-month lease arrangements for the years ended December 31, 2022 and 2021 of $118,939 and $204,892, respectively, are included in operating lease costs.

The minimum lease payments above do not include common area maintenance charges, which are contractual obligations under the Company’s lease, but are not fixed and can fluctuate from year to year and are expensed as incurred. Common area maintenance charges for the years ended December 31, 2022 and 2021 of $101,958 and $0, respectively, are included in operating expenses on the consolidated statements of operations and comprehensive loss.

Maturities of the operating lease liability as of December 31, 2022 are summarized as follows:

Years Ending December 31,
2023	$224,616
2024	95,550
Minimum lease payments	320,166
Less imputed interest	(15,985)
Present value of operating lease liability	$304,181
Current portion of operating lease liability	$210,246
Long-term portion of operating lease liability	93,935
Total operating lease liability	$304,181

5. Simple Agreement for Future Equity

The Company issued simple agreement for future equity (the “SAFE Notes”) to investors. The SAFE Notes allow investors to purchase equity at a negotiated price now with the investor receiving equity in the future with no set time for conversion. The SAFE Notes will convert on an equity financing, as further described below, if such equity financing is consummated. The SAFE Notes generally focus on equity rounds, however, there are terms included for a liquidity event (as further described below) or dissolution event, which allow for conversion into equity or cash at the option of the holder under certain circumstances. The Company determined that the SAFE Notes are not legal form of an outstanding share or legal form debt (i.e., no creditors’ rights), therefore, the Company evaluated the SAFE Notes to determine whether they must be classified as a liability under ASC 480, Distinguishing Liabilities from Equity.

During the years ended December 31, 2022 and 2021, the Company issued SAFE Notes in exchange for aggregate proceeds of $13,340,000 and $0, respectively. Upon a future equity financing involving preferred shares, SAFE Notes settle into a number of preferred shares equal to the greater of (i) the number of shares of standard preferred stock equal to the amount invested under the SAFE Note divided by the lowest price per share of the standard preferred stock, or (ii) the invested amount of the SAFE Note divided by a discounted price to the price investors pay to purchase the standard preferred shares in the financing (with such discounted price calculated by reference to a valuation cap). Alternatively, upon the occurrence of a change of control, a direct listing or an initial public offering (described as a “liquidity event”) (other than a qualified financing), the investors shall have the option to receive either (i) cash payment equal to the invested amount under such SAFE Note, or (ii) a number of shares of common stock equal to the invested amount divided by the liquidity price set forth in the applicable SAFE Note. Given the SAFE Notes include a provision allowing for the investors to receive a portion of the proceeds upon a change of control equal to the greater of their investment amount or the amount payable based upon a number of shares of common stock equal to the investment amount divided by the liquidity price, the occurrence of which is outside the control of the Company, this provision requires the SAFE Notes to be classified as a liability pursuant to ASC 480 because a change in control is an event that is considered not under the sole control of the Company (see Note 6).

If a dissolution event occurs prior to the termination of the SAFE Notes, the investor will be entitled to receive a portion of the related proceeds equal to the purchase amount (or the amount received for the SAFE Note).

The outstanding balance as of December 31, 2022 and 2021, of SAFE Notes was $13,340,000 and $0, respectively, of which $5,336,000 and $0 have a valuation cap of $300,000,000, and $8,004,000 and $0 and have a valuation cap of $500,000,000, respectively, remain outstanding. No SAFE Notes converted into shares of the Company’s preferred stock during the years ended December 31, 2022 and 2021.

6. Fair Value Measurements

The Company’s SAFE Notes are recorded at fair value on the consolidated balance sheets. The fair value of the Company’s SAFE Notes is based on significant inputs not observable in the market which cause the instrument to be classified as a Level 3 measurement with the fair value hierarchy. The valuation uses probabilities considering pay-offs under various scenarios as follows: (i) an equity financing where the SAFE Notes will convert into certain preferred stock; (ii) a liquidity event where the SAFE noteholders will have an option to receive either a cash payment equal to the invested amount under such SAFE Note, or a number of shares of common stock equal to the invested amount divided by the liquidity price; and (iii) dissolution event where the SAFE noteholders will be entitled to receive a portion of the related proceeds equal to the purchase amount. Changes in fair value, if any, of the SAFE Notes are recorded in other income on the consolidated statements of operations and comprehensive loss.

As of December 31, 2022, the estimated fair value of the SAFE Notes totaled $13,340,000. Changes in fair value were not material to the consolidated financial statements.

7. Redeemable Convertible Preferred Stock

The Company’s Amended and Restated Certificate of Incorporation dated November 5, 2018, as amended on March 24, 2020, pursuant to the Certificate of Amendment, both filed with the Secretary of the State of Delaware, authorized the issuance of 7,000,000 shares of preferred stock, par value of $0.0001 per share.

	Shares Issued	Original Issue
	and	Price Per	Carrying	Liquidation
Preferred Stock Series	Outstanding	Share	Value(1)	Amount
Series A‑1	4,526,703	$4.6557	$20,983,596	$21,074,971
Series A‑2	55,135	3.6274	192,134	199,997
Series A‑3	2,004,043	1.9236	3,854,790	3,854,977
Totals	6,585,881		$25,030,520	$25,129,945
(1)	Amounts are net of issuance costs $86,667 for Series A-1, $12,758 for Series A-2 and $0 for Series A-3.

The terms and conditions of the Series A-1 Preferred Stock, Series A-2 Preferred Stock, and Series A-3 Preferred Stock (collectively, the “Preferred Stock”) are as follows:

Conversion

At the option of the holder, shares of Preferred Stock are convertible into the number of shares of common stock that is determined by dividing the original issue price per share of Preferred Stock by the conversion price per share (at issuance the conversion price was the same as the original issue price) applicable to each share of Preferred Stock in effect at the date of conversion. The conversion price is subject in each case to certain adjustments to reflect the issuance of common stock, options, warrants, or other rights to subscribe for or to purchase shares of the Company’s common stock for a consideration per share less than the conversion price then in effect. Each share of Preferred Stock will mandatorily convert into shares of common stock at the then-effective conversion rate upon the earlier of (a) the closing of a firm commitment underwritten public offering of common stock at a price of at least $13.9671 per share resulting in gross proceeds to the Company of at least $50 million and a post-money fully diluted valuation of $250 million following with the common stock is listed for trading on the Nasdaq Stock Market’s National Market, the New York Stock Exchange or another exchange or marketplace approved the Board of Directors (the “Board”) or (b) the date and time, or the occurrence of an event, specified by vote or written consent of holders of at least 60% of the Preferred Stock.

Redemption

The Preferred Stock is not redeemable at the option of the holder. However, the shares of the Preferred Stock are redeemable upon the occurrence of certain Deemed Liquidation Events, as described below, outside the Company’s control following the election of the holders of Preferred Stock. Mergers or consolidations involving the Company, or liquidations of it, subject to certain provisions, are considered Deemed Liquidation Events unless holders of at least 60% of outstanding Preferred Stock elect otherwise by written notice sent to the Company at least five days prior to the effective date of any such event. To date, no such Deemed Liquidation Events have occurred.

Liquidation Amount

In the event of a liquidation, dissolution or winding-up of the Company, prior to any distribution to holders of common stock, holders of Preferred Stock are entitled to payment of an amount per share equal to the greater of (a) the original issue price, plus any dividends declared but unpaid thereon or (b) the amount that would be due if all shares of Preferred Stock had been converted to common stock immediately prior to the liquidation, dissolution or winding-up (the “Liquidation Amount”). If upon any such liquidation, dissolution or winding up of the Company, the assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount of the Liquidation Amount to which they shall be entitled, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

After payment in full of the Liquidation Amount, the holders of Common Stock are entitled to receive the remaining assets of the Company available for distribution to its stockholders’ pro rata based on the number of shares of common stock held by each holder.

Dividends

Dividends of $0.3725 per share of Series A-1 Preferred Stock, $0.2902 per share of Series A-2 Preferred Stock, and $0.1539 per share of Series A-3 Preferred Stock are payable only when, as, and if, declared by the Board of the Company. The Company is under no obligation to declare such dividends.

Voting Rights

The holders of the Preferred Stock are entitled to the number of votes equal to the number of shares of common stock into which the shares of the Preferred Stock held by each holder are then convertible. The holders of Preferred Stock are entitled to vote together with the holders of the Company’s common stock, as a single class, on all matters submitted to a vote of stockholders. The holders of Preferred Stock are entitled to elect two (2) directors, exclusively and as a separate class, out of five (5) directors.

8. Common Stock

The Company’s Amended and Restated Certificate of Incorporation dated November 5, 2018, as amended on March 24, 2020, pursuant to the Certificate of Amendment, both filed with the Secretary of the State of Delaware, authorized the issuance of 14,000,000 shares of common stock, par value of $0.0001 per share. The holders of common stock are entitled to elect two (3) directors, exclusively and as a separate class, out of five (5) directors.

The Company reserved shares of its common stock for the potential future issuances of 6,585,881 Preferred Stock and for potential future issuances of stock option awards outstanding and available for future grants (see Note 9).

During the year ended December 31, 2022 and 2021, the Company issued 144,931 and 189,494 shares of its common stock upon the exercise of stock options with an exercise price of $355,189 and $151,628, respectively.

9. Share-Based Compensation

In 2016, the Board and the stockholders of the Company approved the 2016 Stock Incentive Plan of Oklo Inc. (the “Plan”). The Plan provides for the issuance of common stock options, appreciation rights, restricted stock units and other stock-based awards to employees, officers, directors, and consultants. Since the Plan’s inception, only stock options have been awarded under it. Options with a time-based vesting schedule vest at the rate of 20% per year over a period of 5 years, beginning one year following the related grant date, and expire ten years from the date of the grant. Options with milestone-based vesting vest upon completion of milestones specific to each grant. The Plan initially had 1,000,000 shares reserved for issuance under the Plan at its inception. In December 2021, the Company’s Board increased the number of shares of common stock reserved for issuance under the Plan to 1,938,894.

Compensation expense for the years ended December 31, 2022 and 2021 includes the portion of awards vested in the periods for all share-based awards granted, based on the grant date fair value estimated using a Black-Scholes option valuation model, consistent with authoritative guidance utilizing the following assumptions:

	Years Ended December 31,
	2022	2021
Expected volatility	35.00% – 50.90%	35.00% – 50.90%
Expected dividend yield	0.00%	0.00%
Risk-free interest rate	0.40 – 3.90%	0.40% – 2.90%
Expected term	6.2 – 6.3 years	6.3 years

Expected Volatility — The Company determines volatility based on the historical volatilities of comparable publicly traded companies over a period equal to the expected term because it has no trading history for its common stock price. The comparable companies were chosen based on the similar size, stage in the life cycle, or area of specialty. The Company will continue to apply this process until a sufficient amount of historical information regarding volatility on its own stock becomes available.

Expected Dividend Yield — The Company has not, and does not, intend to pay dividends.

Risk-free Interest Rate — The Company applies the risk-free interest rate based on the U.S. Treasury yield in effect at the time of the grant consistent with the expected term of the award.

Expected Term — The Company calculated the expected term using the simplified method. This method uses the average of the contractual term of the option and the weighted-average vesting period in accordance with authoritative guidance.

Fair Value of Common Stock — The grant date fair market value of the shares of common stock underlying stock options has historically been determined by the Company’s Board. Because there has been no public market for the Company’s common stock, the Board exercises reasonable judgment and considers a number of objective and subjective factors to determine the best estimate of the fair market value, which include contemporaneous valuations performed by an independent third-party, important developments in the Company’s operations, sales of redeemable convertible preferred stock, the rights, preferences and privileges of the Company’s redeemable convertible preferred stock relative to those of its common stock, lack of marketability of its common stock, actual operating results, financial performance, the likelihood of achieving a liquidity event for the Company’s security holders, the trends, the economy in general, the stock price performance and volatility of comparable public companies.

A summary of the stock option award activity during the year ended December 31, 2022 is as follows:

			Weighted
			Average
		Weighted	Remaining
	Number of	Average	Contractual
	Shares	Exercise Price	Life (in years)
Stock option awards outstanding at January 1, 2022	898,893	$1.82	8.46
Granted	897,550	2.76
Exercised	(144,931)	2.45
Forfeited/cancelled	(462,035)	2.77
Stock option awards outstanding at December 31, 2022	1,189,477	2.08	8.22

			Weighted
			Average
		Weighted	Remaining
	Number of	Average	Contractual
	Shares	Exercise Price	Life (in years)
Stock option awards exercisable at December 31, 2022	423,304	1.73	8.06
Stock option awards not vested at December 31, 2022	766,173
Stock option awards available for future grants at December 31, 2022	230,997

The aggregate grant date fair value of stock options granted during the year ended December 31, 2022 and 2021 was $1,187,258 and $243,951, respectively. The weighted-average grant-date fair value of stock options granted during the years ended December 31, 2022 and 2021 was $1.32 and $0.70 per share, respectively.

The total fair value of common stock options vested during the years ended December 31, 2022 and 2021 was $220,851 and $83,068, respectively.

The intrinsic value for stock options exercised represents the difference between the estimate of fair value based on the valuation of the shares of common stock as of the reporting date and the exercise price of the stock option. During the years ended December 31, 2022 and 2021, the intrinsic value of the Company’s stock option exercises was $47,945 and $237,820, respectively.

The exercise prices of the stock option awards outstanding and exercisable are summarized as follows as of December 31, 2022:

		Vested
	Outstanding Awards	Awards
Exercise Price	(Shares)	(Shares)
$0.44	16,277	16,277
$1.75	711,550	394,457
$2.48	250,500	—
$2.87	211,150	12,570
	1,189,477	423,304

Share-based compensation expense charged to operations is summarized as follows:

	Years Ended December 31,
	2022	2021
Research and development	$123,376	$73,533
General and administration	164,872	51,127
Total costs charged to operations	$288,248	$124,660

As of December 31, 2022, there was approximately $744,000 of total unrecognized compensation expense related to outstanding unvested share-based compensation arrangements granted under the Plan. The cost is expected to be recognized over a weighted-average period of 3.89 years.

10. Income Taxes

There was no current or deferred income taxes for the years ended December 31, 2022 and 2021.

The benefit for income taxes differs from the amount obtained by applying the federal statutory income tax rate as follows:

	Years Ended December 31,
	2022	2021
Tax benefit computed at federal statutory rate	21.0%	21.0%
Decrease in taxes due to:
Change in valuation	(21.0)%	(21.0)%
Federal effective tax rate	0.0%	0.0%

Significant components of the Company’s deferred tax assets and liabilities are as follows:

	As of December 31,
	2022	2021
Deferred tax assets:
Net operating losses	$3,955,732	$2,920,872
R&D credit	710,000	442,039
Capitalized R&D expense	1,095,840	—
Total deferred tax assets	5,761,572	3,362,911
Deferred tax liabilities:
Depreciation and amortization	(26,765)	(11,166)
Total deferred tax liabilities	(26,765)	(11,166)
Valuation allowance	(5,734,807)	(3,351,745)
Net deferred taxes	$—	$—

The Company regularly assesses the ability to realize deferred tax assets recorded based upon the weight of available evidence, including such factors as recent earnings history, and expected future taxable income on a jurisdiction-by-jurisdiction basis. In the event that the Company changes its determination as to the amount of realizable deferred tax assets, the Company will adjust its valuation allowance with a corresponding impact to the provision for income taxes in the period in which such determination is made. Due to the uncertainty surrounding their realization, the Company has recorded a full valuation allowance against the net deferred tax assets. Accordingly, no deferred tax asset has been recorded on the consolidated balance sheets.

As of December 31, 2022, the Company has capitalized R&D expenses of $5,200,000, for tax purposes, to amortize over the next four years, 2023-2026.

As of December 31, 2022 and 2021, the Company has net operating loss carryforwards for federal and state income tax purposes of approximately $13,900,000 and $18,800,000, respectively, of which $13,022,000 for federal purposes do not expire (limited to 80% of taxable income in a given year).

At December 31, 2022 and 2021, the Company has federal research credit carryforwards of $710,000 and $442,039, respectively. The federal research credit carryforwards will expire at various dates beginning in the years 2037.

The Internal Revenue Code of 1986, as amended, imposes restrictions on the utilization of net operating losses in the event of an “ownership change” of a corporation. Accordingly, a Company’s ability to use net operating losses may be limited as prescribed under Internal Revenue Code Section 382 (“Section 382”). Events which may cause limitations in the amount of the net operating losses that the Company may use in any one year include, but are not limited to, a cumulative ownership change of more than 50% over a three-year period. Utilization of the federal and state net operating losses may be subject to substantial annual limitation due to the ownership change limitations provided by the Section 382 and similar state provision.

The Company files income tax returns in the US federal and various state jurisdictions with varying statutes of limitations. The Company is generally no longer subject to tax examinations for years prior to 2020 for federal purposes and 2019 for state purposes, except in certain limited circumstances.

11. Commitments and Contingencies

Contract commitments

The Company enters into contracts in the normal course of business with third-party contract research organizations, contract development and manufacturing organizations and other service providers and vendors. These contracts generally provide for termination on notice and, therefore, are cancellable contracts and not considered contractual obligations and commitments.

Contingencies

From time to time, the Company may become involved in litigation matters arising in the ordinary course of business. The Company is not a party to any legal proceedings, nor is it aware of any material pending or threatened litigation. There are no contingent liabilities as of December 31, 2022 and 2021, respectively.

12. Related party transactions

On January 30, 2017, the Company entered into a demand note agreement with its Chief Operating Officer (“COO”), the borrower, to fund the purchase of a studio cooperative apartment in Washington, D.C. in order to allow for the nearly half-time work that required the COO to be in the area of Washington, D.C. for regulatory and government affairs work as well as interactions with various non-governmental organizations, and allowed for use by the Chief Executive Officer, the COO, and other California-based employees to use for necessary D.C. area travel. The amount of the note was $189,290 and the borrower pledged the apartment as collateral. The interest rate on the note, determined by reference to the Applicable Federal Rate for annual compounding published by the Internal Revenue Service for January 2017 was 0.66%. The monthly principal reductions represent payment of rent by the Company for use of the apartment. The value of the monthly reductions was to increase by 3% each year. The maximum term of the note was not to exceed 30 years. The note balances as of December 31, 2022 and December 31, 2021 were $10,763 and $42,759, respectively, and are included in other assets on the consolidated balance sheets. The note was repaid in full on April 18, 2023.

In July 2022, the Company issued $2,000,000 of SAFE Notes in a private financing round to Data Collective IV, L.P., an entity where one of the Company’s directors is the managing member.

13. Subsequent Events

The Company has evaluated subsequent events through September 27, 2023 the date these financial statements were available to be issued, and determined that except for the transactions described below, there have been no events that occurred that would require adjustments to the Company’s disclosures.

Business Combination

On July 11, 2023, AltC announced that it had entered into a definitive agreement for a business combination (the “Business Combination”) that would result in the Company becoming a wholly owned subsidiary of AltC. The transaction is expected to close in the latter half of 2023 or early 2024, subject to approval from AltC and the Company’s shareholders.

SAFE Notes

In connection with the Business Combination, the Company and the SAFE investors amended the SAFE Notes to convert in connection with the closing of the Business Combination with AltC.

During 2023, the Company executed SAFE Notes in the aggregate amount of $11,975,000. The terms of the SAFE Notes are similar to the SAFE Notes entered into during 2022 (see Note 5).

OKLO INC.

CONSOLIDATED BALANCE SHEETS

	As of
	June 30, 2023	December 31, 2022
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$5,094,790	$9,653,528
Prepaid and other current assets	2,103,196	834,724
Total current assets	7,197,986	10,488,252
Property and equipment, net	179,297	177,298
Operating lease right-of-use asset	178,426	270,605
Other assets	25,361	51,270
Total assets	$7,581,070	$10,987,425
Liabilities, redeemable convertible preferred stock and stockholders’ deficit
Current liabilities:
Accounts payable	$1,636,646	$336,621
Other accrued expenses	99,960	87,169
Operating lease liability	202,019	210,246
Total current liabilities	1,938,625	634,036
Operating lease liability, net of current portion	—	93,935
Simple agreement for future equity	17,810,000	13,340,000
Total liabilities	19,748,625	14,067,971
Commitments and contingencies (Note 11)
Redeemable convertible preferred stock:
Redeemable convertible preferred stock, $0.0001 par value – 7,000,000 shares authorized; $25,129,945 aggregate liquidation value; 6,585,881 shares issued and outstanding at June 30, 2023 and December 31, 2022	25,030,520	25,030,520
Stockholders’ deficit:
Common stock, $0.0001 par value – 14,000,000 shares authorized; 4,771,025 shares issued and outstanding at June 30, 2023 and December 31, 2022	477	477
Additional paid-in capital	1,306,037	1,209,244
Accumulated deficit	(38,504,589)	(29,320,787)
Total stockholders’ deficit	(37,198,075)	(28,111,066)
Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$7,581,070	$10,987,425

See accompanying notes to consolidated financial statements.

OKLO INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(UNAUDITED)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2022	2023	2022
Operating expenses
Research and development	$1,833,269	$1,419,183	$3,749,719	$2,501,792
General and administrative	1,519,697	975,924	2,939,545	1,695,794
Total operating expenses	3,352,966	2,395,107	6,689,264	4,197,586
Loss from operations	(3,352,966)	(2,395,107)	(6,689,264)	(4,197,586)
Other income (loss)
Change in fair value of simple agreement for future equity	(1,122,000)	—	(2,495,000)	—
Interest income, net	137	171	462	348
Total other income (loss)	(1,121,863)	171	(2,494,538)	348
Loss before income taxes	(4,474,829)	(2,394,936)	(9,183,802)	(4,197,238)
Income taxes	—	—	—	—
Net loss	$(4,474,829)	$(2,394,936)	$(9,183,802)	$(4,197,238)
Basic and diluted net loss per common share	$(0.94)	$(0.52)	$(1.92)	$(0.91)
Weighted average number of common shares outstanding – basic and diluted	4,771,025	4,630,894	4,771,025	4,630,894

See accompanying notes to consolidated financial statements.

OKLO INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(UNAUDITED)

	Redeemable Convertible				Additional		Total
	Preferred Stock		Common Stock		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Shares	Par Value	Capital	Deficit	Deficit
Balance at January 1, 2023	6,585,881	$25,030,520	4,771,025	$477	$1,209,244	$(29,320,787)	$(28,111,066)
Share-based compensation	—	—	—	—	48,241	—	48,241
Net loss	—	—	—	—	—	(4,708,973)	(4,708,973)
Balance at March 31, 2023	6,585,881	25,030,520	4,771,025	477	1,257,485	(34,029,760)	(32,771,798)
Share-based compensation	—	—	—	—	48,552	—	48,552
Net loss	—	—	—	—	—	(4,474,829)	(4,474,829)
Balance at June 30, 2023	6,585,881	$25,030,520	4,771,025	$477	$1,306,037	$(38,504,589)	$(37,198,075)

	Redeemable Convertible				Additional		Total
	Preferred Stock		Common Stock		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Shares	Par Value	Capital	Deficit	Deficit
Balance at January 1, 2022	6,585,881	$25,030,520	4,626,094	$463	$565,821	$(19,296,896)	$(18,730,612)
Share-based compensation	—	—	—	—	56,566	—	56,566
Net loss	—	—	—	—	—	(1,802,302)	(1,802,302)
Balance at March 31, 2022	6,585,881	25,030,520	4,626,094	463	622,387	(21,099,198)	(20,476,348)
Issuance of common stock upon exercise of stock options	—	—	4,800	—	8,400	—	8,400
Share-based compensation	—	—	—	—	62,094	—	62,094
Net loss	—	—	—	—	—	(2,394,936)	(2,394,936)
Balance at June 30, 2022	6,585,881	$25,030,520	4,630,894	$463	$692,881	$(23,494,134)	$(22,800,790)

See accompanying notes to consolidated financial statements.

OKLO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Six Months Ended June 30,
	2023	2022
Cash flows from operating activities
Net loss	$(9,183,802)	$(4,197,238)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	23,402	11,122
Change in fair value of simple agreement for future equity	2,495,000	—
Share-based compensation	96,793	118,660
Change in operating assets and liabilities:
Prepaid and other current assets	(269,939)	(199,237)
Other assets	25,909	22,683
Accounts payable	(10,378)	(89,742)
Other accrued expenses	12,791	122,597
Operating lease liability	(9,983)	(6,895)
Net cash used in operating activities	(6,820,207)	(4,218,050)
Cash flows from investing activities
Purchases of property and equipment	(25,401)	(86,326)
Net cash used in investing activities	(25,401)	(86,326)
Cash flows from financing activities
Proceeds from exercise of stock options	—	8,400
Proceeds from simple agreement of future equity	2,315,000	—
Payment of deferred issuance costs	(28,130)	—
Net cash provided by financing activities	2,286,870	8,400
Net decrease in cash and cash equivalents	(4,558,738)	(4,295,976)
Cash and cash equivalents – beginning of period	9,653,528	10,443,901
Cash and cash equivalents – end of period	$5,094,790	$6,147,925
Supplemental disclosure of cash flow information
Cash paid for interest	$—	$—
Cash paid for income taxes	—	—
Supplemental noncash investing and financing activities
Deferred issuance costs included in accounts payable	$1,310,403	$—

See accompanying notes to consolidated financial statements.

OKLO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of Operations

Oklo Inc. (“Oklo” or the “Company”), formerly, UPower Technologies, Inc., was incorporated on July 3, 2013. With offices in both Santa Clara, California and Washington, D.C., Oklo is developing advanced fission power plants to provide clean, reliable, and affordable energy at scale. Oklo is pursuing two complementary tracks to address this demand: providing reliable, commercial-scale energy to customers; and selling used nuclear fuel recycling services to the U.S. market.

Oklo plans to commercialize its liquid metal fast reactor technology with the Aurora powerhouse product line. The first commercial Aurora powerhouse is designed to produce up to 15 megawatts of electricity (MWe) on both recycled nuclear fuel and fresh fuel. Oklo’s advanced fission technology has a history of successful operation, first demonstrated by the Experimental Breeder Reactor-II, which sold and supplied power to the grid and showed effective waste recycling capabilities for over 30 years of operation. Furthermore, Oklo has achieved several significant deployment and regulatory milestones, including securing a site use permit from the U.S. Department of Energy (“DOE”) for the Idaho National Laboratory (“INL”) Site and a fuel award from INL for a commercial-scale advanced fission power plant in Idaho.

Liquidity and Going Concern

As of June 30, 2023, the Company’s cash and cash equivalents were $5,094,790. The Company continues to incur significant operating losses. For the six months ended June 30, 2023 and 2022, the Company had a net loss of $9,183,802 and $4,197,238, respectively, and used cash in operating activities of $6,820,207 and $4,218,050, respectively. As of June 30, 2023 and December 31, 2022, the Company had accumulated deficits of $38,504,589 and $29,320,787, respectively. Management expects that significant on-going operating expenditures will be necessary to successfully implement the Company’s business plan and develop and market its products. These circumstances raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that these consolidated financial statements are issued. Implementation of the Company’s plans and its ability to continue as a going concern will depend upon the Company’s ability to establish a source of revenue and raise additional capital to fund its operations.

The Company plans to access capital resources through possible public or private equity offerings, debt financings, corporate collaborations, and other means. The Company is also seeking to access the capital markets upon consummation of the business combination agreement entered into July 11, 2023 with AltC Acquisition Corp., a public entity (“AltC”), and special purpose acquisition company (“SPAC”) (refer to the heading Business Combination in Note 13). The Company has historically been able to raise capital through equity and equity-linked instruments, such as SAFEs (refer to the heading SAFE Notes in Note 13), although no assurance can be provided that it will continue to be successful in the future. While the Company believes that it has a reasonable basis for its expectation and it will be able to raise additional funds or close on the Business Combination satisfactory to AltC and its shareholders, there is no assurance that the Company will be able to complete additional financing or complete the Business Combination in a timely manner.

The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary if the Company is unable to continue as a going concern due to the inability to obtain adequate financing in the future.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). These consolidated financial statements should be read in conjunction with the Company’s audited financial statements and accompanying notes for the years ended December 31, 2022 and 2021.

Segments

To date, the Company has viewed its financial information on an aggregate basis for the purposes of evaluating financial performance and allocating the Company’s resources. Accordingly, the Company has determined that it operates in one segment.

Principles of Consolidation

The consolidated financial statements include the Company’s accounts and those of its wholly owned subsidiary Oklo Power LLC. All intercompany transactions and balances have been eliminated.

Use of Estimates

Preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments, and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Actual results could differ materially from these estimates. On an ongoing basis, the Company evaluates its estimates, including those related to the valuation of the operating lease liabilities and operating right-of-use assets, useful lives of property and equipment, share-based compensation expense, valuation allowance on deferred tax assets, and fair value of simple agreement for future equity. These estimates, judgments, and assumptions are based on current and expected economic conditions, historical data, and experience available at the date of the accompanying consolidated financial statements, and various other factors that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

Risk and Uncertainties

The worldwide spread of COVID-19 created significant global economic uncertainty and resulted in a global slowdown of economic activity which decreased demand for a broad variety of goods and services, while also disrupting sales channels, marketing activities and general business operations for an unknown period of time. At this point, the extent to which these effects due to COVID-19 may impact the Company’s future financial condition or results of operations is uncertain, and as of the date of issuance of these financial statements, the Company is not aware of any specific event or circumstance that would require the update of any estimates or judgments or an adjustment of the carrying value of any assets or liabilities. Given the nature of the business, the impacts of COVID-19 have not had a specific impact on the Company’s financial performance. These estimates may change as new events occur and additional information is obtained and will be recognized in the financial statements as soon as they become known.

Comprehensive Loss

Comprehensive loss is defined as the change in equity of a business during a period from transactions and other events and circumstances from non-owner sources. Comprehensive loss includes net loss as well as other changes in stockholders’ deficit which includes certain changes in equity that are excluded from net loss. To date, the Company has not had any transactions that are required to be reported in comprehensive loss other than the net loss incurred from operations.

Net Loss Per Common Share

Basic net loss per common share is calculated by dividing the net loss by the weighted-average number of shares of common stock outstanding for the period, without consideration for potential dilutive securities. Diluted net loss per common share is computed by dividing net loss by the weighted-average number of common shares and common share equivalents of potentially dilutive securities outstanding for the period. Potentially dilutive securities include redeemable convertible preferred stock and stock options. Since the Company was in a loss position for the periods presented, basic net loss per common share is the same as diluted net loss per common share since the effects of potentially dilutive securities are antidilutive.

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid investments with an original contractual maturity at the date of purchase of three months or less. The maximum amount placed in any one financial institution is currently limited in order to reduce risk via the use of Insured Cash Sweep accounts such that all funds are insured by the Federal Deposit Insurance Corporation (FDIC). The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk regarding its cash and cash equivalents. As of June 30, 2023 and December 31, 2022, cash and cash equivalents were $5,094,790 and $9,653,528, respectively.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Expenditures for repairs and maintenance that do not improve or extend the life of the assets are expensed as incurred. When property and equipment are sold or otherwise disposed of, the related cost and accumulated depreciation and amortization are removed from the respective accounts, and any resulting gains or losses are included on the consolidated statement of operations.

Depreciation expense is computed using the straight-line method generally based on the following estimated useful lives of the related assets:

Furniture and fixtures	7 Years
Office equipment	5 Years
Leasehold improvements	Shorter of lease term or estimated useful life of the asset

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When such events or changes in circumstances occur, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through their undiscounted expected future cash flow. If the future undiscounted cash flow is less than the carrying amount of these assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. No impairment losses were recognized on any long-lived assets during the three and six months ended June 30, 2023 and 2022.

Leases

The Company has lease arrangements for its offices. Leases are recorded as an operating lease right-of-use assets and operating lease liabilities on the consolidated balance sheets. Leases with an initial term of 12 months or less are not recorded on the consolidated balance sheets. At inception, the Company determines whether an arrangement that provides control over the use of an asset is a lease. When it is reasonably certain that the Company will exercise the renewal period, the Company includes the impact of the renewal in the lease term for purposes of determining total future lease payments. Rent expense is recognized on a straight-line basis over the lease term.

Fair Value Measurements

The authoritative guidance with respect to fair value established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels and requires that assets and liabilities carried at fair value be classified and disclosed in one of three categories, as presented below. There are no transfers in and out of Levels 1 and 2, and activity in Level 3 fair value measurements.

Financial instruments measured at fair value on a recurring basis were based upon a three-tier hierarchy as follows:

Level 1:Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly as corroborated by market data.

Level 3:Unobservable inputs in which little or no market data exists, therefore developed using management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date.

The Company determines the level in the fair value hierarchy within which each fair value measurement falls in its entirety, based on the lowest level input that is significant to the fair value measurement in its entirety. In determining the appropriate levels, the Company performs an analysis of the assets and liabilities at each reporting period end.

The Company’s cash and cash equivalents, prepaid expenses and other current assets, accounts payable, accrued expenses and other current liabilities approximate their fair value due to the short-term nature of these assets and liabilities. The Company’s SAFE Notes (as further described in Note 5) were carried at fair value and classified as Level 3 liabilities.

Redeemable Convertible Preferred Stock

The Company has issued redeemable convertible preferred stock that includes certain redemption rights upon an event that is outside the control of the Company. Accordingly, the redeemable convertible preferred stock is presented as mezzanine equity, outside of stockholders’ deficit at their issuance date fair value, net of any issuance costs. The Company assesses whether the redeemable convertible preferred stock has become redeemable or the probability that the redeemable preferred stock will become redeemable in determining whether to record subsequent measurement adjustments.

Research and Development

Research and development represent costs incurred to develop the Company’s technology. These costs consist of personnel costs, including salaries, employee benefit costs, bonuses and share-based compensation expenses, software costs, computing costs, hardware and experimental supplies, and expenses for outside engineering contractors for analytical work and consulting costs. The Company expenses all research and development costs in the periods in which they are incurred.

General and Administrative

General and administrative expenses consist primarily of payroll and benefits costs, including share-based compensation for the Company’s employees involved in general corporate functions including finance and promotional as well as costs associated with the use by these functions of facilities and equipment, including depreciation and amortization, rent and other occupancy expenses, and professional fees for legal and accounting.

Share-Based Compensation

The Company accounts for stock-based compensation by measuring and recognizing expense for all share-based payments made to employees and non-employees based on the estimated grant-date fair values for all share-based compensation arrangements. The Company recognizes compensation over each recipient’s requisite service period, which is generally the vesting period. The Company has elected to recognize actual forfeitures by reducing the share-based compensation in the same period as the forfeitures occur. The Company estimates the fair value of stock options granted to employees and non-employees using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of subjective assumptions, including the Company’s common stock fair value, expected volatility, expected dividend yield, risk-free rate of return, and the expected term. The Company classifies share-based compensation expense in the same manner in which the award recipient’s cash compensation cost is classified on the consolidated statements of operations and comprehensive loss.

Income Taxes

Because the Company has not generated material revenue and is anticipated to remain as such for the next several years, income taxes have been minimal to date. The Company follows the asset and liability method of accounting for income taxes under ASC 740, Income Taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of June 30, 2023 or 2022. The Company is currently not aware of any issues under review that could result in significant payments, accruals, or material deviation from its position. The Company is generally no longer subject to tax examinations for years prior to 2020 for federal purposes and 2019 for state purposes, except in certain limited circumstances.

Recent Accounting Pronouncements Adopted

In March 2022, the Financial Accounting Standards Board (the “FASB”) issued ASU 2022-02, Financial Instruments-Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures, addressing areas identified by the FASB as part of its post-implementation review of its previously issued credit losses standard (ASU 2016-13) that introduced the current expected credit losses (CECL) model. ASU 2022-02 eliminates the accounting guidance for troubled debt restructurings by creditors that have adopted the CECL model and enhances disclosure requirements for certain loan refinancings and restructurings made with borrowers experiencing financial difficulty. This update requires an entity to disclose current-period gross write-offs for financing receivables and net investment in leases by year of origination in the vintage disclosures. As the Company has already adopted ASU 2016-13, the new guidance was adopted on January 1, 2023. The adoption of ASU 2022-02 did not have a material impact on the consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40), which updates various codification topics to simplify the accounting guidance for certain financial instruments with characteristics of liabilities and equity, with a specific focus on convertible instruments and the derivative scope exception for contracts in an entity’s own equity and amends the diluted earnings per share computation for these instruments. On January 1, 2022, the Company adopted ASU 2020-06 with no material impact to its consolidated financial position, results of operations or cash flows.

3. Balance Sheet Components

Prepaid and Other Current Assets

Prepaid and other current assets are summarized as follows:

	As of
	June 30, 2023	December 31, 2022
	(unaudited)
Prepaid expenses	$522,020	$279,366
Deferred issuance costs	1,502,891	164,358
Cost-share receivables	78,285	51,000
Simple agreement for future equity receivable	—	340,000
Total prepaid and other current assets	$2,103,196	$834,724

Prepaid expenses include prepaid consulting fees, insurance premiums, rent and other charges. The deferred issuance costs are specific incremental costs of the public company business combination. Cost-share receivables refer to the monetary assets obtained by the Company through several research and development cost-share reimbursable projects related to nuclear recycling technologies awarded by the Department of Energy’s Advanced Research Projects Agency. Simple agreement for future equity receivable represented a subscription receivable.

Prepaid expenses are amortized over the straight-line method over the contract term ranging from six months to one year. The deferred issuance costs will be charged against the proceeds of the public company business combination, unless it is aborted requiring them to be expensed. Cost-share receivables are recorded as eligible costs are incurred.

Property and Equipment, Net

Property and equipment are summarized as follows:

	As of
	June 30, 2023	December 31, 2022
	(unaudited)
Office equipment	$139,128	$113,727
Furniture and fixtures	36,604	36,604
Leasehold improvements	59,070	59,070
Total property and equipment, gross	234,802	209,401
Less accumulated depreciation	(55,505)	(32,103)
Total property and equipment, net	$179,297	$177,298

Depreciation and amortization expense for the three months ended June 30, 2023 and 2022 totaled $12,406 and $6,231, respectively. Depreciation and amortization expense for the six months ended June 30, 2023 and 2022 totaled $23,402 and $11,122, respectively.

4. Leases

On September 10, 2021, the Company entered into a commercial real estate sub-lease agreement for 7,350 square feet of office space in Santa Clara, California, with an initial term of 2.75 years.

The table below presents supplemental information related to operating leases:

	Six Months Ended June 30,
	2023	2022
Operating lease costs during the period	$160,999	$167,403
Cash payments included in the measurement of operating lease liabilities during the period	$111,132	$108,045
Weighted-average remaining lease term (in years) as of period-end	0.92	1.92
Weighted-average discount rate during the period	6.85%	6.85%

The Company generally utilizes its incremental borrowing rate based on information available at the commencement of the lease in determining the present value of future payments since the implicit rate for the Company’s leases is not readily determinable.

Variable lease expense includes rental increases that are not fixed, such as those based on amounts paid to the lessor based on cost or consumption, such as maintenance and utilities.

The components of operating lease costs were as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2022	2023	2022
Operating lease costs:
Research and development	$38,163	$43,850	$90,579	$100,824
General and administrative	42,470	32,361	70,420	66,579
Total operating lease costs(1)	$80,633	$76,211	$160,999	$167,403
(1)	Month-to-month lease arrangements for the three months ended June 30, 2023 and 2022 of $38,064 and $40,454, respectively, and for the six months ended June 30, 2023 and 2022 of $59,850 and $66,253, respectively, are included in operating lease costs.

The minimum lease payments above do not include common area maintenance charges, which are contractual obligations under the Company’s lease, but are not fixed and can fluctuate from year to year and are expensed as incurred. Common area maintenance charges for the three months ended June 30, 2023 and 2022 of $19,454 and $19,188, respectively, and for the six months ended

June 30, 2023 and 2022 of $59,528 and $47,368, respectively, are included in operating expenses on the consolidated statements of operations and comprehensive loss.

Maturities of the operating lease liability as of June 30, 2023 are summarized as follows:

Years Ending December 31,
2023 (remaining six months of the year)	$113,484
2024	95,550
Minimum lease payments	209,034
Less imputed interest	(7,015)
Present value of operating lease liability	$202,019
Current portion of operating lease liability	$202,019
Long-term portion of operating lease liability	—
Total operating lease liability	$202,019

5. Simple Agreement for Future Equity

The Company issued simple agreement for future equity (the “SAFE Notes”) to investors. The SAFE Notes allow investors to purchase equity at a negotiated price now with the investor receiving equity in the future with no set time for conversion. The SAFE Notes will convert on an equity financing, as further described below, if such equity financing is consummated. The SAFE Notes generally focus on equity rounds, however, there are terms included for a liquidity event (as further described below) or dissolution event, which allow for conversion into equity or cash at the option of the holder under certain circumstances. The Company determined that the SAFE Notes are not legal form of an outstanding share or legal form debt (i.e., no creditors’ rights), therefore, the Company evaluated the SAFE Notes to determine whether they must be classified as a liability under ASC 480, Distinguishing Liabilities from Equity.

During the six months ended June 30, 2023 and during the year ended December 31, 2022, the Company issued SAFE Notes in exchange for aggregate proceeds of $1,975,000 and $13,340,000, respectively. Upon a future equity financing involving preferred shares, SAFE Notes settle into a number of preferred shares equal to the greater of (i) the number of shares of standard preferred stock equal to the amount invested under the SAFE Note divided by the lowest price per share of the standard preferred stock, or (ii) the invested amount of the SAFE Note divided by a discounted price to the price investors pay to purchase the standard preferred shares in the financing (with such discounted price calculated by reference to a valuation cap). Alternatively, upon the occurrence of a change of control, a direct listing or an initial public offering (described as a “liquidity event”) (other than a qualified financing), the investors shall have the option to receive either (i) cash payment equal to the invested amount under such SAFE Note, or (ii) a number of shares of common stock equal to the invested amount divided by the liquidity price set forth in the applicable SAFE Note. Given the SAFE Notes include a provision allowing for the investors to receive a portion of the proceeds upon a change of control equal to the greater of their investment amount or the amount payable based upon a number of shares of common stock equal to the investment amount divided by the liquidity price, the occurrence of which is outside the control of the Company, this provision requires the SAFE Notes to be classified as a liability pursuant to ASC 480 because a change in control is an event that is considered not under the sole control of the Company (see Note 6).

If a dissolution event occurs prior to the termination of the SAFE Notes, the investor will be entitled to receive a portion of the related proceeds equal to the purchase amount (or the amount received for the SAFE Note).

The outstanding principal balance as of June 30, 2023 and December 31, 2022, for the SAFE Notes of $15,315,000 and $13,340,000, respectively, of which $6,126,000 and $5,336,000 have a valuation cap of $300,000,000, and $9,189,000 and $8,004,000 have a valuation cap of $500,000,000, as of June 30, 2023 and December 31, 2022, respectively, remain outstanding. No SAFE Notes converted into shares of the Company’s preferred stock during the three and six months ended June 30, 2023 or the year ended December 31, 2022.

6. Fair Value Measurements

The Company’s SAFE Notes are recorded at fair value on the consolidated balance sheets. The fair value of the Company’s SAFE Notes is based on significant inputs not observable in the market which cause the instrument to be classified as a Level 3 measurement with the fair value hierarchy. The valuation uses probabilities considering pay-offs under various scenarios as follows: (i) an equity financing where the SAFE Notes will convert into certain preferred stock; (ii) a liquidity event where the SAFE noteholders will have an option to receive either a cash payment equal to the invested amount under such SAFE Note, or a number of shares of common stock equal to the invested amount divided by the liquidity price; and (iii) dissolution event where the SAFE noteholders will be entitled to receive a portion of the related proceeds equal to the purchase amount. The Company utilized an independent third-party to determine the fair value of the SAFE Notes under the Monte Carlo simulation method which was used to estimate the future market value of invested capital (“MVIC”) of the Company at a liquidity event and the expected payment to the SAFE holders at each simulated MVIC value. The Company believes these assumptions would be made by a market participant in estimating the valuation of the SAFE Notes. The Company assesses these assumptions and estimates on an on-going basis as additional data impacting the assumptions and estimates are obtained. Changes in the fair value, if any, of the SAFE Notes are recorded in other income (loss) on the consolidated statements of operations and comprehensive loss.

The key assumptions used in the Monte Carlo simulation are presented in the table below as of June 30, 2023:

Asset volatility(1)	86.8%
Risk-free rate(2)	4.1%
Expected term(3)	60	months
(1)	Asset volatility measures the uncertainty about the realization of expected future returns that was estimated based on the methodologies assuming default risk based on the implied and historical volatility of the share price of peer companies.
(2)	Risk-free rate based on the U.S. Treasury yield in effect at the time of SAFE Notes consistent with the expected term.
(3)	The simulation considers total 5-year term. If there are no events occurring within 5-years then the SAFE noteholders are expected to receive their principal amount.

The following table presents a reconciliation of the liability measured at fair value on a recurring basis using significant unobservable inputs (Level 3) the three and six months ended June 30, 2023:

	Three Months	Six Months
	Ended	Ended
Beginning balance	$14,713,000	$13,340,000
SAFE Notes issued during the period	1,975,000	1,975,000
Change in fair value during the period	1,122,000	2,495,000
Ending balance	$17,810,000	$17,810,000

As of June 30, 2023 and December 31, 2022, the estimated fair value of the SAFE Notes totaled $17,810,000 and $13,340,000, respectively. The change in fair value during the period, as reflected in the above table, is included in other income (loss) on the consolidated statements of operations and comprehensive loss.

7. Redeemable Convertible Preferred Stock

The Company’s Amended and Restated Certificate of Incorporation dated November 5, 2018, as amended on March 24, 2020, pursuant to the Certificate of Amendment, both filed with the Secretary of the State of Delaware, authorized the issuance of 7,000,000 shares of preferred stock, par value of $0.0001 per share.

	Shares Issued	Original Issue
	and	Price Per	Carrying	Liquidation
Preferred Stock Series	Outstanding	Share	Value(1)	Amount
Series A‑1	4,526,703	$4.6557	$20,983,596	$21,074,971
Series A‑2	55,135	3.6274	192,134	199,997
Series A‑3	2,004,043	1.9236	3,854,790	3,854,977
Totals	6,585,881		$25,030,520	$25,129,945
(1)	Amounts are net of issuance costs $86,667 for Series A-1, $12,758 for Series A-2 and $0 for Series A-3.

The terms and conditions of the Series A-1 Preferred Stock, Series A-2 Preferred Stock, and Series A-3 Preferred Stock (collectively, the “Preferred Stock”) are as follows:

Conversion

At the option of the holder, shares of Preferred Stock are convertible into the number of shares of common stock that is determined by dividing the original issue price per share of Preferred Stock by the conversion price per share (at issuance the conversion price was the same as the original issue price) applicable to each share of Preferred Stock in effect at the date of conversion. The conversion price is subject in each case to certain adjustments to reflect the issuance of common stock, options, warrants, or other rights to subscribe for or to purchase shares of the Company’s common stock for a consideration per share less than the conversion price then in effect. Each share of Preferred Stock will mandatorily convert into shares of common stock at the then-effective conversion rate upon the earlier of (a) the closing of a firm commitment underwritten public offering of common stock at a price of at least $13.9671 per share resulting in gross proceeds to the Company of at least $50 million and a post-money fully diluted valuation of $250 million following with the common stock is listed for trading on the Nasdaq Stock Market’s National Market, the New York Stock Exchange or another exchange or marketplace approved the Board of Directors (the “Board”) or (b) the date and time, or the occurrence of an event, specified by vote or written consent of holders of at least 60% of the Preferred Stock.

Redemption

The Preferred Stock is not redeemable at the option of the holder. However, the shares of the Preferred Stock are redeemable upon the occurrence of certain Deemed Liquidation Events, as described below, outside the Company’s control following the election of the holders of Preferred Stock. Mergers or consolidations involving the Company, or liquidations of it, subject to certain provisions, are considered Deemed Liquidation Events unless holders of at least 60% of outstanding Preferred Stock elect otherwise by written notice sent to the Company at least five days prior to the effective date of any such event. To date, no such Deemed Liquidation Events have occurred.

Liquidation Amount

In the event of a liquidation, dissolution or winding-up of the Company, prior to any distribution to holders of common stock, holders of Preferred Stock are entitled to payment of an amount per share equal to the greater of (a) the original issue price, plus any dividends declared but unpaid thereon or (b) the amount that would be due if all shares of Preferred Stock had been converted to common stock immediately prior to the liquidation, dissolution or winding-up (the “Liquidation Amount”). If upon any such liquidation, dissolution or winding up of the Company, the assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount of the Liquidation Amount to which they shall be entitled, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

After payment in full of the Liquidation Amount, the holders of Common Stock are entitled to receive the remaining assets of the Company available for distribution to its stockholders’ pro rata based on the number of shares of common stock held by each holder.

Dividends

Dividends of $0.3725 per share of Series A-1 Preferred Stock, $0.2902 per share of Series A-2 Preferred Stock, and $0.1539 per share of Series A-3 Preferred Stock are payable only when, as, and if, declared by the Board of the Company. The Company is under no obligation to declare such dividends.

Voting Rights

The holders of the Preferred Stock are entitled to the number of votes equal to the number of shares of common stock into which the shares of the Preferred Stock held by each holder are then convertible. The holders of Preferred Stock are entitled to vote together with the holders of the Company’s common stock, as a single class, on all matters submitted to a vote of stockholders. The holders of Preferred Stock are entitled to elect two (2) directors, exclusively and as a separate class, out of five (5) directors.

8. Common Stock

The Company’s Amended and Restated Certificate of Incorporation dated November 5, 2018, as amended on March 24, 2020, pursuant to the Certificate of Amendment, both filed with the Secretary of the State of Delaware, authorized the issuance of 14,000,000 shares of common stock, par value of $0.0001 per share. The holders of common stock are entitled to elect three (3) directors, exclusively and as a separate class, out of five (5) directors.

The Company reserved shares of its common stock for the potential future issuances of 6,585,881 Preferred Stock and for potential future issuances of stock option awards outstanding and available for future grants (see Note 9).

On June 21, 2022, the Company issued 4,800 shares of its common stock upon the exercise of stock options with an exercise price of $8,400 as reflected on the statements of stockholders’ deficit.

9. Share-based Compensation

In 2016, the Board and the stockholders of the Company approved the 2016 Stock Incentive Plan of Oklo Inc. (the “Plan”). The Plan provides for the issuance of common stock options, appreciation rights, restricted stock units and other stock-based awards to employees, officers, directors, and consultants. Since the Plan’s inception, only stock options have been awarded under it. Options with a time-based vesting schedule vest at the rate of 20% per year over a period of 5 years, beginning one year following the related grant date, and expire ten years from the date of the grant. Options with milestone-based vesting vest upon completion of milestones specific to each grant. The Plan has 1,938,894 shares of the Company’s common stock reserved for issuance.

Compensation expense for the three months ended June 30, 2023 and 2022 includes the portion of awards vested in the periods for all share-based awards granted, based on the grant date fair value estimated using a Black-Scholes option valuation model, consistent with authoritative guidance utilizing the following assumptions during the three and six months ended June 30, 2022:

Expected volatility	46.50% – 46.60%
Expected dividend yield	0.00%
Risk-free interest rate	1.50% – 2.80%
Expected term	6.2 – 6.3	years

There were no stock options granted during the three and six months ended June 30, 2023.

Expected Volatility — The Company determines volatility based on the historical volatilities of comparable publicly traded companies over a period equal to the expected term because it has no trading history for its common stock price. The comparable companies were chosen based on the similar size, stage in the life cycle, or area of specialty. The Company will continue to apply this process until a sufficient amount of historical information regarding volatility on its own stock becomes available.

Expected Dividend Yield — The Company has not, and does not, intend to pay dividends.

Risk-free Interest Rate — The Company applies the risk-free interest rate based on the U.S. Treasury yield in effect at the time of the grant consistent with the expected term of the award.

Expected Term — The Company calculated the expected term using the simplified method. This method uses the average of the contractual term of the option and the weighted-average vesting period in accordance with authoritative guidance.

Fair Value of Common Stock — The grant date fair market value of the shares of common stock underlying stock options has historically been determined by the Company’s Board. Because there has been no public market for the Company’s common stock, the Board exercises reasonable judgment and considers a number of objective and subjective factors to determine the best estimate of the fair market value, which include contemporaneous valuations performed by an independent third-party, important developments in the Company’s operations, sales of redeemable convertible preferred stock, the rights, preferences and privileges of the Company’s redeemable convertible preferred stock relative to those of its common stock, lack of marketability of its common stock, actual operating results, financial performance, the likelihood of achieving a liquidity event for the Company’s security holders, the trends, the economy in general, the stock price performance and volatility of comparable public companies.

A summary of the stock option award activity during the six months ended June 30, 2023 is as follows:

			Weighted
			Average
		Weighted	Remaining
	Number of	Average	Contractual
	Shares	Exercise Price	Life (in years)
Stock option awards outstanding at January 1, 2023	1,189,477	$2.08	8.22
Forfeited/cancelled	(62,100)	1.75
Stock option awards outstanding at June 30, 2023	1,127,377	2.10	7.77
Stock option awards exercisable at June 30, 2023	503,379	1.83	6.84
Stock option awards not vested at June 30, 2023	623,998
Stock option awards available for future grants at June 30, 2023	293,097

The aggregate grant date fair value of stock options granted during the six months ended June 30, 2023 and 2022 was $0 and $813,279, respectively. The weighted-average grant-date fair value of stock options granted during the six months ended June 30, 2023 and 2022 was $0 and $1.34 per share, respectively.

The total fair value of common stock options vested during the six months ended June 30, 2023 and 2022 was $94,726 and $171,076, respectively.

The intrinsic value for stock options exercised represents the difference between the estimate of fair value based on the valuation of the shares of common stock as of the reporting date and the exercise price of the stock option. During the six months ended June 30, 2023, there were no stock option exercises. During the six months ended June 30, 2022, the intrinsic value of the Company’s stock option exercises was $0 and $5,376, respectively.

The exercise prices of the stock option awards outstanding and exercisable are summarized as follows as of June 30, 2023:

	Outstanding	Vested
Exercise	Awards	Awards
Price	(Shares)	(Shares)
$0.44	16,277	16,277
$1.75	649,450	430,547
$2.48	250,500	—
$2.87	211,150	56,555
	1,127,377	503,379

Share-based compensation expense charged to operations is summarized as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2022	2023	2022
Research and development	$33,684	$29,747	$66,999	$56,104
General and administration	14,868	32,347	29,794	62,556
Total costs charged to operations	$48,552	$62,094	$96,793	$118,660

As of June 30, 2023, there was approximately $647,000 of total unrecognized compensation expense related to outstanding unvested share-based compensation arrangements granted under the Plan. The cost is expected to be recognized over a weighted-average period of 3.49 years.

10. Income Taxes

The provision for income taxes in interim periods is determined using an estimate of the Company’s annual effective tax rate, adjusted for discrete items, if any, that arise during the period. Each quarter, the Company updates its estimate of its annual effective tax rate, and if the estimated annual effective tax rate changes, the Company makes a cumulative adjustment in such period. The quarterly provision for income taxes, and estimate of the Company’s annual effective tax rate, are subject to variation due to several factors, including variability in pre-tax income (or loss), the mix of jurisdictions to which such income relates, changes in how the Company conducts business, and tax law developments.

The income tax provision effective tax rate for the six months ended June 30, 2023 and 2022 was 0.0%.

The realization of deferred tax assets is dependent upon a variety of factors, including the generation of future taxable income, the reversal of deferred tax liabilities, and tax planning strategies. Based upon the Company’s historical operating losses and the uncertainty of future taxable income, the Company has provided a valuation allowance against most of the deferred tax assets as of June 30, 2023 and 2022.

As of June 30, 2023 and 2022, the Company has no uncertain tax positions or interest and penalties accrued.

11. Commitments and Contingencies

Contract commitments

The Company enters into contracts in the normal course of business with third-party contract research organizations, contract development and manufacturing organizations and other service providers and vendors. These contracts generally provide for termination on notice and, therefore, are cancellable contracts and not considered contractual obligations and commitments.

Contingencies

From time to time, the Company may become involved in litigation matters arising in the ordinary course of business. The Company is not a party to any legal proceedings, nor is it aware of any material pending or threatened litigation. There are no contingent liabilities as of June 30, 2023.

12. Related party transactions

On January 30, 2017, the Company entered into a demand note agreement with its Chief Operating Officer (“COO”), the borrower, to fund the purchase of a studio cooperative apartment in Washington, D.C. in order to allow for the nearly half-time work that required the COO to be in the area of Washington, D.C. for regulatory and government affairs work as well as interactions with various non-governmental organizations, and allowed for use by the Chief Executive Officer, the COO, and other California-based employees to use for necessary D.C. area travel. The amount of the note was $189,290 and the borrower pledged the apartment as collateral. The interest rate on the note, determined by reference to the Applicable Federal Rate for annual compounding published by the Internal Revenue Service for January 2017 was 0.66%. The monthly principal reductions represent payment of rent by the Company for use of the apartment. The value of the monthly reductions was to increase by 3% each year. The maximum term of the note was not to exceed 30 years. The note was repaid in full on April 18, 2023.

In July 2022, the Company issued $2,000,000 of SAFE Notes in a private financing round to Data Collective IV, L.P., an entity where one of the Company’s directors is the managing member.

13. Subsequent Events

The Company has evaluated subsequent events through the date these financial statements were available to be issued, and determined that except for the transactions described below, there have been no events that occurred that would require adjustments to the Company’s disclosures.

Business Combination

On July 11, 2023, AltC announced that it had entered into a definitive agreement for a business combination (the “Business Combination”) that would result in the Company becoming a wholly owned subsidiary of AltC. The transaction is expected to close in the latter half of 2023 or early 2024, subject to approval from AltC and the Company’s shareholders.

SAFE Notes

In connection with the Business Combination, the Company and the SAFE investors amended the SAFE Notes to convert in connection with the closing of the Business Combination with AltC.

Between July 2023 and October 2023, the Company executed SAFE Notes in the aggregate amount of $15,010,000. The terms of the SAFE Notes are similar to the SAFE Notes entered into during 2022 (see Note 5).

Common Stock

In September 2023, the Company issued 22,100 shares of its common stock upon exercise of stock options.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of

AltC Acquisition Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of AltC Acquisition Corp. (the “Company”) as of December 31, 2022 and 2021, the related statements of operations, changes in stockholders' deficit and cash flows for the year ended December 31, 2022 and for the period from February 1, 2021 (inception) through December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the year ended December 31, 2022 and for the period from February 1, 2021 (inception) through December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph- Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, if the Company does not consummate an initial business combination by July 12, 2023, there will be a mandatory liquidation and subsequent dissolution of the Company. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/S/ Marcum LLP

Marcum LLP

We have served as the Company's auditor since 2021.

New York, NY

March 31, 2023

ALTC ACQUISITION CORP.

BALANCE SHEETS

	December 31,	December 31,
	2022	2021
ASSETS
Current assets
Cash	$3,577,359	$3,337,050
Prepaid expenses	420,828	840,706
Total current assets	3,998,187	4,177,756

Prepaid expenses - long term	—	415,828
Marketable securities held in Trust Account	506,140,080	500,125,470
TOTAL ASSETS	$510,138,267	$504,719,054

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accrued expenses	$303,257	$295,258
Accrued offering costs	—	12,770
Income taxes payable	1,180,272	2,416
Total current liabilities	1,483,529	310,444

Deferred tax liability	294,084	—
Deferred legal fee	118,715	92,441
Deferred underwriting fee payable	17,500,000	17,500,000
Total liabilities	19,396,328	17,902,885

Commitments and contingencies
Class A common stock subject to possible redemption, 50,000,000 shares at redemption value of approximately $10.09 and $10.00 at December 31, 2022 and December 31, 2021, respectively	504,544,687	500,000,000

Stockholders’ deficit
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding at December 31, 2022 and December 31, 2021, respectively	—	—
Class A common stock, $0.0001 par value; 500,000,000 shares authorized; 1,450,000 shares issued and outstanding (excluding 50,000,000 shares subject to possible redemption) at December 31, 2022 and December 31, 2021, respectively	145	145
Class B common stock, $0.0001 par value; 100,000,000 shares authorized; 12,500,000 shares issued and outstanding at December 31, 2022 and December 31, 2021, respectively	1,250	1,250
Additional paid-in capital	—	—
Accumulated deficit	(13,804,143)	(13,185,226)
Total stockholders’ deficit	(13,802,748)	(13,183,831)
TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$510,138,267	$504,719,054

The accompanying notes are an integral part of these financial statements

ALTC ACQUISITION CORP.

STATEMENTS OF OPERATIONS

		For the
		Period from
		February 1,
		2021
		(Inception)
	Year Ended	Through
	December 31,	December 31,
	2022	2021
Formation and operational costs	$1,809,484	$1,179,760
Loss from operations	(1,809,484)	(1,179,760)

Other income (expense):
Interest earned on marketable securities held in Trust Account	7,277,660	117,677
Unrealized (loss) gain on marketable securities held in Trust Account	(68,050)	7,793
Other income (expense), net	7,209,610	125,470

Income (loss) before provision for income taxes	5,400,126	(1,054,290)
Provision for income taxes	(1,474,356)	(2,416)
Net income (loss)	$3,925,770	$(1,056,706)

Basic and diluted weighted average shares outstanding, shares subject to redemption	50,000,000	28,476,821
Basic and diluted net income (loss) per share, shares subject to redemption	$0.06	$(0.03)

Basic and diluted weighted average shares outstanding, shares not subject to redemption	13,950,000	12,787,748
Basic and diluted net income (loss) per share, shares not subject to redemption	$0.06	$(0.03)

The accompanying notes are an integral part of these financial statements

ALTC ACQUISITION CORP.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

FOR THE YEAR ENDED DECEMBER 31, 2022 AND FOR THE PERIOD FEBRUARY 1, 2021

(INCEPTION) THROUGH DECEMBER 31, 2021

	Class A		Class B		Additional		Total
	Common Stock		Common Stock		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance — February 1, 2021 (inception)	—	$—	—	$—	$—	$—	$—

Issuance of Class B common stock to Sponsor	—	—	12,500,000	1,250	23,750	—	25,000

Sale of 1,450,000 Private Placement Shares	1,450,000	145	—	—	14,499,855	—	14,500,000

Re-measurement for Class A common stock to redemption amount	—	—	—	—	(14,523,605)	(12,128,520)	(26,652,125)

Net loss	—	—	—	—	—	(1,056,706)	(1,056,706)

Balance – December 31, 2021	1,450,000	145	12,500,000	1,250	—	(13,185,226)	(13,183,831)

Re-measurement for Class A common stock to redemption amount	—	—	—	—	—	(4,544,687)	(4,544,687)

Net income	—	—	—	—	—	3,925,770	3,925,770
Balance – December 31, 2022	1,450,000	$145	12,500,000	$1,250	$—	$(13,804,143)	$(13,802,748)

The accompanying notes are an integral part of these financial statements

ALTC ACQUISITION CORP.

STATEMENTS OF CASH FLOWS

		For the Period
		from February 1,
		2020 (Inception)
	Year Ended	Through
	December 31,	December 31,
	2022	2021
Cash flows from operating activities:
Net income (loss)	$3,925,770	$(1,056,706)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Interest earned on marketable securities held in Trust Account	(7,277,660)	(117,677)
Unrealized gain on marketable securities held in Trust Account	68,050	(7,793)
Deferred tax provision (benefit)	294,084	—
Offering costs	—	168,415
Changes in operating assets and liabilities:
Prepaid expenses	835,706	(1,256,534)
Accrued expenses	21,503	387,699
Income taxes payable	1,177,856	2,416
Net cash used in operating activities	(954,691)	(1,880,180)

Cash flows from investing activities:
Cash withdrawn from Trust Account to pay franchise and income taxes	195,000	—
Cash withdrawn from Trust Account for working capital purposes	1,000,000	—
Investment of cash into Trust Account	—	(500,000,000)
Net cash provided by (used in) investing activities	1,195,000	(500,000,000)

Cash flows from financing activities:
Proceeds from issuance of Class B common stock to Sponsor	—	25,000
Proceeds from sale of Units, net of underwriting discounts paid	—	491,420,000
Proceeds from sale of Private Placement Shares	—	14,500,000
Proceeds from promissory note - related party	—	500,000
Repayment of promissory note - related party	—	(500,000)
Payment of offering costs	—	(727,770)
Net cash provided by financing activities	—	505,217,230

Net change in cash	240,309	3,337,050
Cash — Beginning of period	3,337,050	—
Cash — End of period	$3,577,359	$3,337,050

Supplemental cash flow information:
Cash paid for income taxes	$3,128	$—

Non-cash investing and financing activities:
Offering costs included in accrued offering costs	$—	$12,770
Deferred underwriting fee payable	$—	$17,500,000

The accompanying notes are an integral part of these financial statements

NOTES TO CONSLIDATED FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

AltC Acquisition Corp. (the “Company”) was incorporated in Delaware on February 1, 2021. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”).

The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of December 31, 2022, the Company had not commenced any operations. All activity for the period from February 1, 2021 (inception) through December 31, 2022 relates to the Company’s formation, the initial public offering (“Initial Public Offering”), which is described below, and subsequent to the Initial Public Offering, identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company generates non-operating income in the form of interest income from the securities held in the Trust Account (as defined below).

The registration statement for the Company’s Initial Public Offering was declared effective on July 7, 2021. On July 12, 2021, the Company consummated the Initial Public Offering of 50,000,000 shares (the “Public Shares”) of Class A common stock, which includes the full exercise by the underwriters of their over-allotment option in the amount of 5,000,000 Public Shares, at $10.00 per Public Share, generating gross proceeds of $500,000,000, which is described in Note 3.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 1,450,000 shares of Class A common stock (each, a “Private Placement Share” and, collectively, the “Private Placement Shares”) at a purchase price of $10.00 per Private Placement Share in a private placement to AltC Sponsor LLC (the “Sponsor”), an affiliate of MKA, generating gross proceeds to the Company of $14,500,000, which is described in Note 4.

Transaction costs amounted to $26,652,125, consisting of $8,580,000 of underwriting discount, net of $1,420,000 reimbursed from the underwriters, $17,500,000 of deferred underwriting discount and $572,125 of other offering costs.

Following the closing of the Initial Public Offering on July 12, 2021, an amount of $500,000,000 ($10.00 per Public Share) from the net proceeds of the sale of the Public Shares in the Initial Public Offering and the sale of the Private Placement Shares was placed in a trust account (the “Trust Account”), and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination or (ii) the distribution of the Trust Account, as described below, except that interest earned on the Trust Account can be released to the Company to fund working capital requirements, subject to an annual limit of  $1,000,000, and to pay its tax obligations.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Placement Shares, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company’s initial Business Combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the Trust Account (excluding net of amounts disbursed to management for working capital purposes, if applicable, taxes payable on interest income earned from the Trust Account and the deferred underwriting commissions) at the time of the agreement to enter into the initial Business Combination. The Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to successfully effect a Business Combination.

The Company will provide its holders of the outstanding Public Shares (the “public stockholders”) with the opportunity to redeem all or a portion of their Public Shares in connection with a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The public stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then on deposit in the Trust Account (initially anticipated to be $10.00 per Public Share, plus any pro rata interest, net of permitted withdrawals).The per-share amount to be distributed to public stockholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 6). The Public Shares subject to redemption were recorded at redemption value and classified as temporary equity upon completion of the Initial Public Offering in accordance with Accounting Standard Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.”

The Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by law or stock exchange requirements and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a Business Combination, the Company’s Sponsor and its permitted transferees have agreed to vote their Founder Shares (as defined in Note 5), Private Placement Shares and any Public Shares acquired during or after the Initial Public Offering in favor of approving a Business Combination. Additionally, public stockholders may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed Business Combination.

If the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Amended and Restated Certificate of Incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Public Shares, without the prior consent of the Company.

The Sponsor has agreed (a) to waive its redemption rights with respect to its Founder Shares, Private Placement Shares and the Public Shares held by it in connection with the completion of a Business Combination, (b) to waive its rights to liquidating distributions from the Trust Account with respect to its Founder Shares if the Company fails to consummate a Business Combination within the Combination Window (as defined below) and (c) not to propose an amendment to the Company’s Amended and Restated Certificate of Incorporation that would affect the substance or timing of the Company’s obligation to redeem one hundred percent (100)% of its Public Shares if the Company does not complete a Business Combination, unless the Company provides the public stockholders with the opportunity to redeem their shares in conjunction with any such amendment.

If the Company is unable to complete a Business Combination by July 12, 2023 (or October 12, 2023 if the Company has an executed letter of intent, agreement in principle or definitive agreement for a Business Combination by July 12, 2023) (the “Combination Window”), the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten (10) business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest (net of permitted withdrawals and up to $100,000 to pay dissolution expenses), divided by the number of the then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

The Sponsor has agreed to waive its right to liquidating distributions from the Trust Account with respect to the Founder Shares and Private Placement Shares if the Company fails to complete a Business Combination within the Combination Window. However, if the Sponsor acquires Public Shares in or after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Window. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Window and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Initial Public Offering price per Public Share ($10.00).

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party (other than the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or similar agreement, reduce the amount of funds on deposit in the Trust Account to below (i) $10.00 per Public Share or (ii) the amount per Public Share held in the Trust Account as of the liquidation of the Trust Account, if less than $10.00 per Public Share due to reductions in the value of the trust assets, in each case net of permitted withdrawals. This liability will not apply with respect to any claims by a third party that executed a waiver of any and all rights to seek access to the Trust Account or to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Company due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Liquidity, Capital Resources and Going Concern

As of December 31, 2022, we had cash of $3,577,359 and working capital of $3,815,967 (after adding back $1,595,393 in franchise tax payable and income taxes payable as these liabilities, which is included in accrued expenses in the accompanying balance sheet and income taxes payable which both are allowed to be settled using the trust account).

The Company’s liquidity needs up to December 31, 2022 were satisfied through the proceeds of $25,000 from the sale of the Founder Shares (Note 5), a loan of $500,000 under an unsecured and noninterest bearing promissory note (the full outstanding balance of which was repaid on July 12, 2021) – related party (Note 5), and from the net proceeds from the consummation of the Initial Public Offering and the Private Placement held outside of the Trust Account.

Additionally, to fund working capital the Company has permitted withdrawals available up to an annual limit of $1,000,000, in addition to available interest to pay any tax liabilities. These permitted withdrawals are limited to only the interest available that has been earned in excess of the initial deposit at the Initial Public Offering. As of December 31, 2022, we have withdrawn the annual limit of $1,000,000 from interest earned from the Trust Account for working capital purposes; therefore, there are no further withdrawals available for 2022 for working capital purposes. For the year period from February 1, 2021 (inception) through December 31, 2021, the Company did not withdrawal any funds from the trust for working capital purposes.

We do not believe we will need to raise additional funds in order to meet the expenditures required for operating our business. However, if our estimate of the costs of identifying a target business, undertaking in-depth due diligence and negotiating a Business Combination are less than the actual amount necessary to do so, we may have insufficient funds available to operate our business prior to our Business Combination. Moreover, we may need to obtain additional financing either to complete our Business Combination or because we become obligated to redeem a significant number of our Public Shares upon consummation of our Business Combination, in which case we may issue additional securities or incur debt in connection with such Business Combination.

In connection with the Company’s assessment of going concern considerations in accordance with ASC Subtopic 205-40, Presentation of Financial Statements- Going Concern, the Company has until July 12, 2023 (or by October 12, 2023, if the Company has an executed letter of intent, agreement in principle or definitive agreement for a Business Combination by July 12, 2023) to consummate a Business Combination. It is uncertain that the Company will be able to consummate a Business Combination by this time. If a Business Combination is not consummated by this date and an extension not obtained by the Sponsor, there will be a mandatory liquidation and subsequent dissolution of the Company. Management has determined that the potential mandatory liquidation and subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after July 12, 2023 (or by October 12, 2023, if the Company has an executed letter of intent, agreement in principle or definitive agreement for a Business Combination by July 12, 2023). The Company intends to complete a Business Combination before the mandatory liquidation date.

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations, and/or search for a target business, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Additionally, in February 2022, the Russian Federation and Belarus commenced a military action with the country of Ukraine. As a result of this action, various nations, including the United States, have instituted economic sanctions against the Russian Federation and Belarus. Further, the impact of this action and related sanctions on the world economy are not determinable as of the date of these financial statements and the specific impact on the Company’s financial condition, results of operations, and cash flows is also not determinable as of the date of these financial statements.

Inflation Reduction Act of 2022

On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into law. The IR Act provides for, among other things, a new 1% U.S. federal excise tax on certain repurchases (including redemptions) of stock by publicly traded U.S. corporations after December 31, 2022. The excise tax is imposed on the repurchasing corporation itself, not its stockholders from whom the shares are repurchased (although it may reduce the amount of cash distributable in a current or subsequent redemption). The amount of the excise tax is generally 1% of any positive difference between the fair market value of any shares repurchased by the repurchasing corporation during a taxable year and the fair market value of certain new stock issuances by the repurchasing corporation during the same taxable year. In addition, a number of exceptions apply to this excise tax. The U.S. Department of the Treasury (the “Treasury”) has been given authority to provide regulations and other guidance to carry out, and prevent the abuse or avoidance of, this excise tax.

On December 27, 2022, the Treasury published Notice 2023-2, which provided clarification on some aspects of the application of the excise tax. The notice generally provides that if a publicly traded U.S. corporation completely liquidates and dissolves, distributions in such complete liquidation and other distributions by such corporation in the same taxable year in which the final distribution in complete liquidation and dissolution is made are not subject to the excise tax. Although such notice clarifies certain aspects of the excise tax, the interpretation and operation of aspects of the excise tax (including its application and operation with respect to SPACs) remain unclear and such interim operating rules are subject to change.

Because the application of this excise tax is not entirely clear, any redemption or other repurchase effected by us, in connection with a business combination, extension vote or otherwise, may be subject to this excise tax. Because any such excise tax would be payable by us and not by the redeeming holder, it could cause a reduction in the value of our Class A common stock or cash available for distribution in a subsequent liquidation. Whether and to what extent we would be subject to the excise tax in connection with a business combination will depend on a number of factors, including (i) the structure of the business combination, (ii) the fair market value of the redemptions and repurchases in connection with the business combination, (iii) the nature and amount of any “PIPE” or other equity issuances in connection with the business combination (or any other equity issuances within the same taxable year of the business combination) and (iv) the content of any subsequent regulations, clarifications, and other guidance issued by the Treasury. Further, the application of the excise tax in respect of distributions pursuant to a liquidation of a publicly traded U.S. corporation is uncertain and has not been addressed by the Treasury in regulations, and it is possible that the proceeds held in the trust account could be used to pay any excise tax owed by us in the event we are unable to complete a business combination in the required time and redeem 100% of our remaining Class A common stock in accordance with our amended and restated certificate of incorporation, in which case the amount that would otherwise be received by our public stockholders in connection with our liquidation would be reduced.

At this time, it has been determined that none of the IR Act tax provisions have an impact to the Company’s fiscal 2022 tax provision. The Company will continue to monitor for updates to the Company’s business along with guidance issued with respect to the IR Act to determine whether any adjustments are needed to the Company’s tax provision in future periods.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement under the Securities Act declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Reclassification

Certain prior period amounts have been reclassified to conform to the current period financial statement presentation, deferred legal fees of $92,441 were reclassified out of accrued expenses and presented as its own line item on the balance sheet for the year ended December 31, 2021. The reclassification had no effect on the previously reported total assets, total liabilities, stockholders’ deficit, net income or cash flows.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2022 and 2021.

Marketable Securities Held in Trust Account

At December 31, 2022 and 2021, substantially all of the assets held in the Trust Account were held in U.S. Treasury Bills. During the year ended December 31, 2022, the Company withdrew $1,000,000 and $195,000 of available interest for working capital purposes and obligations, respectively. All of the Company’s investments held in the Trust Account are classified as trading securities. Trading securities are presented on the balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of investments held in the Trust Account are shown in the accompanying statements of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.

Class A Common Stock Subject to Possible Redemption

The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in ASC 480 “Distinguishing Liabilities from Equity.” Shares of Class A common stock subject to mandatory redemption are classified as a liability instrument and are measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s Class A common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, Class A common stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ deficit section of the Company’s balance sheets.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable Class A common stock to equal the redemption value at the end of each reporting period. Immediately upon the closing of the Initial Public Offering, the Company recognized the remeasurement from initial book value to redemption value. The change in the carrying value of redeemable Class A common stock resulted in charges against additional paid-in capital and accumulated deficit.

At December 31, 2022 and December 31, 2021, the Class A common stock reflected in the balance sheets are reconciled in the following table:

Gross proceeds	$500,000,000
Less:
Class A common stock issuance costs	(26,652,125)
Plus:
Re-Measurement of carrying value to redemption value	26,652,125
Class A common stock subject to possible redemption, December 31, 2021	$500,000,000
Plus:
Re-Measurement of carrying value to redemption value	4,544,687
Class A common stock subject to possible redemption, December 31, 2022	$504,544,687

Income Taxes

The Company accounts for income taxes under ASC 740, “Income Taxes.” ASC 740, Income Taxes, requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized. As of December 31, 2022 and December 31, 2021, the Company’s deferred tax asset had a full valuation allowance recorded against it. Our effective tax rate was 27.3% and 0.23% year ended December 31, 2022 and 2021, respectively. The effective tax rate differs from the statutory tax rate of 21% for the year ended December 31, 2022 and 2021, due to changes in the valuation allowance on the deferred tax assets and penalties and interest in connection with Delaware Franchise Tax.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2022 and 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

The Company has identified the United States as its only “major” tax jurisdiction and is subject to taxation. Examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal and state tax laws.

Offering Costs

Offering costs consist of underwriting, legal, accounting and other expenses incurred through the Initial Public Offering that are directly related to the Initial Public Offering. Offering costs are allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs amounted to $26,652,125, which were charged to stockholders’ equity upon the completion of the Initial Public Offering.

Net Income (Loss) per Common Share

The Company complies with accounting and disclosure requirements of Financial Accounting Standards Board ASC 260, “Earnings Per Share.” Net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding for the period. Remeasurement associated with the redeemable shares of Class A common stock is excluded from net income (loss) per common share as the redemption value approximates fair value.

The following table reflects the calculation of basic and diluted net income (loss) per common share (in dollars, except per share amounts):

			For the period from
			February 1,
			2021 (Inception)
	Year Ended December 31,		Through December 31,
	2022		2021
	Class A	Class B	Class A	Class B
Basic and diluted net income (loss) per common share
Numerator:
Allocation of net income (loss), as adjusted	$3,069,406	$856,364	$(729,236)	$(327,470)
Denominator:
Basic and diluted weighted average shares outstanding	50,000,000	13,950,000	28,476,821	12,787,748
Basic and diluted net income (loss) per common share	$0.06	$0.06	$(0.03)	$(0.03)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times may exceed the Federal Depository Insurance Corporation coverage limit of $250,000. The Company has not experienced losses on these accounts.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the accompanying balance sheets, primarily due to their short-term nature.

Recent Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

NOTE 3. PUBLIC OFFERING

Pursuant to the Initial Public Offering, the Company sold 50,000,000 Public Shares, which includes the full exercise by the underwriters of their option to purchase an additional 5,000,000 shares, at a price of $10.00 per Public Share (see Note 7).

NOTE 4. PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased an aggregate of 1,450,000 Private Placement Shares, at a price of $10.00 per Private Placement Share, for an aggregate purchase price of $14,500,000, in a private placement. The proceeds from the Private Placement Shares were added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Window, the proceeds from the sale of the Private Placement Shares will be used to fund the redemption of the public shares (subject to the requirements of applicable law).

NOTE 5. RELATED PARTY TRANSACTIONS

Founder Shares

In March 2021, the Sponsor purchased 43,125,000 shares of the Company’s Class B common stock for an aggregate price of $25,000 (the “Founder Shares”). On March 9, 2021, the Sponsor forfeited 14,375,000 Founder Shares for no consideration, resulting in an aggregate of 28,750,000 Founder Shares outstanding. On July 7, 2021, the Sponsor surrendered 16,250,000 Founder Shares for no consideration, resulting in an aggregate of 12,500,000 Founder Shares outstanding. All shares and associated amounts have been retroactively restated to reflect the share forfeiture. The Founder Shares included an aggregate of up to 1,250,000 shares subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment option was not exercised in full or in part. As a result of the underwriters’ election to fully exercise their over-allotment option, no Founder Shares are currently subject to forfeiture.

The Sponsor has agreed, subject to limited exceptions, not to transfer, assign or sell any of its Founder Shares until the earlier to occur of: (A) one (1) year after the completion of a Business Combination and (B) the date on which the Company completes a liquidation, merger, stock exchange, reorganization or similar transaction after a Business Combination that results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property. Notwithstanding the foregoing, if the closing price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any twenty (20) trading days within any thirty (30)-trading day period commencing at least one hundred fifty (150) days after a Business Combination, the Founder Shares will be released from the lock-up.

Administrative Services Agreement

The Company entered into an agreement, commencing on July 8, 2021 through the earlier of the Company’s consummation of a Business Combination and its liquidation, pursuant to which the Company will pay an affiliate of the Sponsor a total of $30,000 per month for office space, administrative and support services. For the year ended December 31, 2022, the Company incurred and paid $360,000 in fees for these services. For the period from February 1, 2021 (inception) through December 31, 2021, the Company incurred and paid $173,225 in fees for these services.

Advisory Fee

The Company may engage M. Klein and Company, LLC, an affiliate of the Sponsor, or another affiliate of the Sponsor, as its lead financial advisor in connection with a Business Combination and may pay such affiliate a customary financial advisory fee in an amount that constitutes a market standard financial advisory fee for comparable transactions. There were no fees incurred for the year ended December 31, 2022 and for the period from February 1, 2021 (inception) through December 31, 2021.

Promissory Note — Related Party

On March 4, 2021, the Sponsor agreed to loan the Company an aggregate of up to $600,000 to cover expenses related to the Initial Public Offering pursuant to a promissory note (the “Promissory Note”). The Promissory Note was non-interest bearing and payable on the earlier of December 31, 2021 or the completion of the Initial Public Offering. The outstanding balance under the

Promissory Note of $500,000 was repaid at the closing of the Initial Public Offering on July 12, 2021. Borrowings under the Promissory Note are no longer available.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor, an affiliate of the Sponsor, or the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (the “Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of the Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into shares of the post-business combination entity at a price of $10.00 per share. These shares would be identical to the Private Placement Shares. No Working Capital Loans were outstanding as of December 31, 2022 and 2021.

NOTE 6. COMMITMENTS AND CONTINGENCIES

Registration Rights

Pursuant to a registration rights agreement entered into on July 7, 2021, the holders of the Founder Shares, the Private Placement Shares and shares of Class A common stock that may be issued upon conversion of Working Capital Loans (and any shares of Class A common stock issuable upon conversion of the Founder Shares) will be entitled to registration rights requiring the Company to register such securities for resale (in the case of the Founder Shares, only after conversion into shares of Class A common stock). The holders of these securities will be entitled to make up to three demands, excluding short form registration demands, that the Company register such securities. In addition, the holders of these securities have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. The registration rights agreement does not contain liquidated damages or other cash settlement provisions resulting from delays in registering our securities. The Company will bear the expenses incurred in connection with the filing of any such registration statement.

Underwriting Agreement

The underwriters were entitled to a cash underwriting discount of $0.20 per Public Share, or $10,000,000 in the aggregate, payable upon the closing of the Initial Public Offering (of which the underwriters received $8,580,000, which is net of $1,420,000 reimbursed fees from the underwriters). In addition, the underwriters will be entitled to a deferred fee of $0.35 per Public Share, or $17,500,000 in the aggregate. The deferred fee will be waived by the underwriters in the event that the Company does not complete a Business Combination, subject to the terms of the underwriting agreement.

Legal Fees

As of December 31, 2022, the Company, upon the consummation of an initial Business Combination will be required to pay legal fees in the amount of $118,715 which is reflected on Company’s balance sheet at the year ended December 31, 2022. For the year ended December 31, 2022, the Company incurred $26,273 of contingent legal fees. For the period from February 1, 2021 (inception) through December 31, 2021, the Company incurred $92,441 of contingent legal fees.

NOTE 7. STOCKHOLDERS’ DEFICIT

Preferred Stock — The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of December 31, 2022 and 2021, there were no shares of preferred stock issued or outstanding.

Class A Common Stock— The Company is authorized to issue 500,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of Class A common stock are entitled to one vote for each share. At December 31, 2022 and 2021, there were 1,450,000 shares of Class A common stock issued and outstanding, excluding 50,000,000 shares of Class A common stock subject to possible redemption which are presented as temporary equity.

Class B Common Stock— The Company is authorized to issue 100,000,000 shares of Class B common stock with a par value of $0.0001 per share. Holders of Class B common stock are entitled to one vote for each share. At December 31, 2022 and 2021, there were 12,500,000 shares of Class B common stock issued and outstanding.

Holders of Class B common stock will have the right to elect all of the Company’s directors prior to a Business Combination. Holders of Class A common stock and Class B common stock will vote together as a single class on all other matters submitted to a vote of stockholders except as required by law.

The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of the completion of a Business Combination on a one-for-one basis, subject to adjustment. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the Initial Public Offering and related to the closing of a Business Combination, the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of common stock outstanding upon the completion of the Initial Public Offering (excluding the Private Placement Shares) plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with a Business Combination (net of the number of shares of Class A common stock redeemed in connection with a Business Combination), excluding any shares or equity-linked securities issued, or to be issued, to any seller in a Business Combination in consideration for such seller’s interest in the business combination target and any Private Placement Shares issued upon the conversion of Working Capital Loans made to the Company.

NOTE 8 — INCOME TAX

The Company’s net deferred tax assets (liabilities) for the year ended December 31, 2022 and for the period from February 1, 2021 (inception) through December 31, 2021 is as follows:

	December 31,	December 31,
	2022	2021
Deferred tax assets (liabilities)
Startup organizational expenses	$562,030	$226,165
Unrealized gain on marketable securities	(294,084)	(2,348)
Total deferred tax assets	267,946	223,817
Valuation allowance	(562,030)	(223,817)
Deferred tax assets (liabilities), net of valuation allowance	$(294,084)	$—

The income tax provision for the year ended December 31, 2022 and for the period from February 1, 2021 (inception) through December 31, 2021 consists of the following:

	December 31,	December 31,
	2022	2021
Federal
Current	$1,180,272	$2,416
Deferred	(44,129)	(223,817)

State and Local
Current	—	—
Deferred	—	—

Change in valuation allowance	338,213	223,817

Income tax provision	$1,474,356	$2,416

As of December 31, 2022 and 2021, the Company did not have any of U.S. federal and state net operating loss carryovers available to offset future taxable income.

In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. For the period from February 1, 2021 (inception) through December 31, 2021, the change in the valuation allowance was $223,817. For the year ended December 31, 2022, the change in the valuation allowance was $338,213.

A reconciliation of the federal income tax rate to the Company’s effective tax rate for the year ended December 31, 2022 and for the period from February 1, 2021 (inception) through December 31, 2021 at December 31, 2021 is as follows:

	December 31,	December 31,
	2022	2021
Statutory federal income tax rate	21.00%	21.00%
State taxes, net of federal tax benefit	0.00%	0.00%
Valuation allowance	6.3%	(21.2)%
Income tax provision	27.3%	(0.2)%

The Company files income tax returns in the U.S. federal jurisdiction and is subject to examination by the various taxing authorities. The Company’s tax returns for the year ended December 31, 2022 and 2021 remain open and subject to examination. The Company considers New York to be a significant state tax jurisdiction.

NOTE 9. FAIR VALUE MEASUREMENTS

The Company follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:

Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:

Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at December 31, 2022 and 2021, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

		December 31,	December 31,
Description	Level	2022	2021
Assets:
Marketable securities held in Trust Account	1	$506,140,080	$500,125,470

NOTE 10. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

ALTC ACQUISITION CORP.

CONDENSED BALANCE SHEETS

	June 30, 2023
	(Unaudited)	December 31, 2022
ASSETS
Current assets
Cash	$840,228	$3,577,359
Prepaid expenses	42,500	420,828
Total current assets	882,728	3,998,187

Marketable securities held in Trust Account	515,933,705	506,140,080
TOTAL ASSETS	$516,816,433	$510,138,267

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accrued expenses	$375,437	$303,257
Income taxes payable	1,233,506	1,180,272
Total current liabilities	1,608,943	1,483,529

Deferred tax liability	—	294,084
Deferred legal fee	92,441	118,715
Deferred underwriting fee payable	17,500,000	17,500,000
Total liabilities	19,201,384	19,396,328

Commitments and contingencies (Note 6)

Class A common stock subject to possible redemption, 50,000,000 shares at redemption value of approximately $10.25 and $10.09 as of June 30, 2023 and December 31, 2022, respectively	512,394,895	504,544,687

Stockholders’ Deficit
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued or outstanding	—	—
Class A common stock, $0.0001 par value; 500,000,000 shares authorized; 1,450,000 shares issued and outstanding (excluding 50,000,000 shares subject to possible redemption) as of June 30, 2023 and December 31, 2022	145	145
Class B common stock, $0.0001 par value; 100,000,000 shares authorized; 12,500,000 shares issued and outstanding at June 30, 2023 and December 31, 2022	1,250	1,250
Additional paid-in capital	—	—
Accumulated deficit	(14,781,241)	(13,804,143)
Total Stockholders’ Deficit	(14,779,846)	(13,802,748)
TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$516,816,433	510,138,267

The accompanying notes are an integral part of the unaudited condensed financial statements.

ALTC ACQUISITION CORP.

CONDENSED STATEMENTS OF OPERATIONS

(UNAUDITED)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2022	2023	2022
Formation and operating costs	$901,500	$430,744	$2,058,865	$959,859
Loss from operations	(901,500)	(430,744)	(2,058,865)	(959,859)

Other income:
Interest earned on marketable securities held in Trust Account	5,862,881	703,370	11,279,715	829,671
Unrealized gain (loss) on marketable securities held in Trust Account	52,854	(126,150)	—	(111,572)
Other income, net	5,915,735	577,220	11,279,715	718,099

Income before provision for income taxes	5,014,235	146,476	9,220,850	(241,760)
Provision for income taxes	(1,231,804)	(92,115)	(2,347,740)	(92,115)
Net income (loss)	$3,782,431	$54,361	$6,873,110	$(333,875)
Basic and diluted weighted average shares outstanding, shares subject to redemption	50,000,000	50,000,000	50,000,000	50,000,000
Basic and diluted net income (loss) per share, shares subject to redemption	$0.06	$0.00	$0.11	$(0.01)
Basic and diluted weighted average shares outstanding, shares not subject to redemption	13,950,000	13,950,000	13,950,000	13,950,000
Basic and diluted net income (loss) per share, shares not subject to redemption	$0.06	$0.00	$0.11	$(0.01)

The accompanying notes are an integral part of the unaudited condensed financial statements.

ALTC ACQUISITION CORP.

CONDENSED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

(UNAUDITED)

THREE AND SIX MONTHS ENDED JUNE 30, 2023

	Class A		Class B		Additional		Total
	Common Stock		Common Stock		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance – January 1, 2023	1,450,000	$145	12,500,000	$1,250	$—	$(13,804,143)	$(13,802,748)

Re-measurement for Class A common stock to redemption amount	—	—	—	—	—	(3,216,277)	(3,216,277)

Net income	—	—	—	—	—	3,090,679	3,090,679

Balance - March 31, 2023	1,450,000	$145	12,500,000	$1,250	$—	$(13,929,741)	$(13,928,346)

Re-measurement for Class A common stock to redemption amount	—	—	—	—	—	(4,633,931)	(4,633,931)

Net income	—	—	—	—	—	3,782,431	3,782,431
Balance – June 30, 2023	1,450,000	$145	12,500,000	$1,250	$—	$(14,781,241)	$(14,779,846)

THREE AND SIX MONTHS ENDED JUNE 30, 2022

	Class A		Class B		Additional		Total
	Common Stock		Common Stock		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance – January 1, 2022	1,450,000	$145	12,500,000	$1,250	$—	$(13,185,226)	$(13,183,831)

Net loss	—	—	—	—	—	(388,236)	(388,236)

Balance - March 31, 2022	1,450,000	145	12,500,000	1,250	—	(13,573,462)	(13,572,067)

Net income	—	—	—	—	—	54,361	54,361
Balance – June 30, 2022	1,450,000	$145	12,500,000	$1,250	$—	$(13,519,101)	$(13,517,706)

The accompanying notes are an integral part of the unaudited condensed financial statements.

ALTC ACQUISITION CORP.

CONDENSED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Six Months Ended June 30,
	2023	2022
Cash Flows from Operating Activities:
Net income (loss)	$6,873,110	$(333,875)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Interest earned on marketable securities held in Trust Account	(11,279,715)	(829,671)
Unrealized gain on marketable securities held in Trust Account	—	111,572
Deferred tax provision	(294,084)	—
Changes in operating assets and liabilities:
Prepaid expenses	378,328	424,877
Accrued expenses	45,906	228,138
Income taxes payable	53,234	89,699
Net cash used in operating activities	(4,223,221)	(309,260)

Cash Flows from Investing Activities:
Cash withdrawn from Trust Account to pay franchise and income taxes	1,486,090	—
Net cash provided by investing activities	1,486,090	—

Net Change in Cash	(2,737,131)	(309,260)
Cash – Beginning of period	3,577,359	3,337,050
Cash – End of period	$840,228	$3,027,790

Supplemental cash flow information:
Cash paid for income taxes	$2,588,590	$3,128

The accompanying notes are an integral part of the unaudited condensed financial statements.

ALTC ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2023

(Unaudited)

NOTE 1. DESCRIPTION OF ORGANIZATION, BUSINESS OPERATIONS AND GOING CONCERN

AltC Acquisition Corp. (the “Company”) was incorporated in Delaware on February 1, 2021. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”).

The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of June 30, 2023, the Company had not commenced any operations. All activity for the period from February 1, 2021 (inception) through June 30, 2023 relates to the Company’s formation and the initial public offering (“Initial Public Offering”), which is described below, and subsequent to the Initial Public Offering, identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company generates non-operating income in the form of interest income from the securities held in the Trust Account (as defined below).

The registration statement for the Company’s Initial Public Offering was declared effective on July 7, 2021. On July 12, 2021, the Company consummated the Initial Public Offering of 50,000,000 shares (the “Public Shares”) of Class A common stock, which includes the full exercise by the underwriters of their over-allotment option in the amount of 5,000,000 Public Shares, at $10.00 per Public Share, generating gross proceeds of $500,000,000, which is described in Note 3.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 1,450,000 shares of Class A common stock (each, a “Private Placement Share” and, collectively, the “Private Placement Shares”) at a purchase price of $10.00 per Private Placement Share in a private placement to AltC Sponsor LLC (the “Sponsor”), an affiliate of MKA, generating gross proceeds to the Company of $14,500,000, which is described in Note 4.

Transaction costs amounted to $26,652,125, consisting of $8,580,000 of underwriting discount, net of $1,420,000 reimbursed from the underwriters, $17,500,000 of deferred underwriting discount and $572,125 of other offering costs.

Following the closing of the Initial Public Offering on July 12, 2021, an amount of $500,000,000 ($10.00 per Public Share) from the net proceeds of the sale of the Public Shares in the Initial Public Offering and the sale of the Private Placement Shares was placed in a trust account (the “Trust Account”),and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination or (ii) the distribution of the Trust Account, as described below, except that interest earned on the Trust Account can be released to the Company to fund working capital requirements, subject to an annual limit of  $1,000,000, and to pay its tax obligations.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Placement Shares, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company’s initial Business Combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the Trust Account (excluding net of amounts disbursed to management for working capital purposes, if applicable, taxes payable on interest income earned from the Trust Account and the deferred underwriting commissions) at the time of the agreement to enter into the initial Business Combination. The Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to successfully effect a Business Combination.

ALTC ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2023

(Unaudited)

The Company will provide its holders of the outstanding Public Shares (the “public stockholders”) with the opportunity to redeem all or a portion of their Public Shares in connection with a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The public stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then on deposit in the Trust Account (initially anticipated to be $10.00 per Public Share, plus any pro rata interest, net of permitted withdrawals).The per-share amount to be distributed to public stockholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 6). The Public Shares subject to redemption were recorded at redemption value and classified as temporary equity upon completion of the Initial Public Offering in accordance with the Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.”

The Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by law or stock exchange requirements and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a Business Combination, the Company’s Sponsor and its permitted transferees have agreed to vote their Founder Shares (as defined in Note 5), Private Placement Shares and any Public Shares acquired during or after the Initial Public Offering in favor of approving a Business Combination. Additionally, public stockholders may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed Business Combination.

If the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Amended and Restated Certificate of Incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Public Shares, without the prior consent of the Company.

The Sponsor has agreed (a) to waive its redemption rights with respect to its Founder Shares, Private Placement Shares and the Public Shares held by it in connection with the completion of a Business Combination, (b) to waive its rights to liquidating distributions from the Trust Account with respect to its Founder Shares if the Company fails to consummate a Business Combination within the Combination Window (as defined below) and (c) not to propose an amendment to the Company’s Amended and Restated Certificate of Incorporation that would affect the substance or timing of the Company’s obligation to redeem one hundred percent (100%) of its Public Shares if the Company does not complete a Business Combination, unless the Company provides the public stockholders with the opportunity to redeem their shares in conjunction with any such amendment.

On July 11, 2023, the Company entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) by and among the Company, AltC Merger Sub, Inc., a Delaware corporation and direct, wholly owned subsidiary of the Company (“Merger Sub”), and Oklo Inc., a Delaware corporation (“Oklo”).

ALTC ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2023

(Unaudited)

If the Company is unable to complete a Business Combination by October 12, 2023 (or within any extended date that may be approved pursuant to a stockholder vote to amend that date by which we must complete our business combination (an "extension vote")) (the “Combination Window”), the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten (10) business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest (net of permitted withdrawals and up to $100,000 to pay dissolution expenses), divided by the number of the then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

The Sponsor has agreed to waive its right to liquidating distributions from the Trust Account with respect to the Founder Shares and Private Placement Shares if the Company fails to complete a Business Combination within the Combination Window. However, if the Sponsor acquires Public Shares in or after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Window. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Window and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Initial Public Offering price per Public Share ($10.00).

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party (other than the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or similar agreement, reduce the amount of funds on deposit in the Trust Account to below (i) $10.00 per Public Share or (ii) the amount per Public Share held in the Trust Account as of the liquidation of the Trust Account, if less than $10.00 per Public Share due to reductions in the value of the trust assets, in each case net of permitted withdrawals. This liability will not apply with respect to any claims by a third party that executed a waiver of any and all rights to seek access to the Trust Account or to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Company due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Liquidity and Going Concern

As of June 30, 2023, we had cash of $840,228 and working capital of $1,812,595 (after adding back $2,538,810 in franchise tax payable and income taxes payable as these liabilities, which is included in accrued expenses in the accompanying balance sheet and income taxes payable which both are allowed to be settled using the Trust Account).

The Company’s liquidity needs up to June 30, 2023 were satisfied through the proceeds of $25,000 from the sale of the Founder Shares (Note 5), a loan of $500,000 under an unsecured and noninterest bearing promissory note (the full outstanding balance of which was repaid on July 12, 2021) – related party (Note 5), and from the net proceeds from the consummation of the Initial Public Offering and the Private Placement held outside of the Trust Account.

ALTC ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2023

(Unaudited)

Additionally, to fund working capital the Company has permitted withdrawals available up to an annual limit of $1,000,000, in addition to available interest to pay any tax liabilities. These permitted withdrawals are limited to only the interest available that has been earned in excess of the initial deposit at the Initial Public Offering. On April 17, 2023, the Company withdrew $1,486,090 from available interest in the Trust Account to pay tax obligations. As of June 30, 2023, we have withdrawn interest earned from the Trust Account of $1,486,090 for tax liabilities. As of June 30, 2023, the Company has $1,000,000 available of the permitted withdrawal related to working capital. Additionally, as of June 30, 2023, the Company has paid taxes of $1,146,274 from the operating account, which is available for reimbursement from interest earned from the amounts held in the Trust Account.

We do not believe we will need to raise additional funds in order to meet the expenditures required for operating our business. However, if our estimate of the costs of identifying a target business, undertaking in-depth due diligence and negotiating a Business Combination are less than the actual amount necessary to do so, we may have insufficient funds available to operate our business prior to our Business Combination. Moreover, we may need to obtain additional financing either to complete our Business Combination or because we become obligated to redeem a significant number of our Public Shares upon consummation of our Business Combination, in which case we may issue additional securities or incur debt in connection with such Business Combination.

In connection with the Company’s assessment of going concern considerations in accordance with ASC Subtopic 205-40, Presentation of Financial Statements- Going Concern, the Company has until July 12, 2024 (or such earlier date as determined by the Company’s board of directors), as the Company stockholders approved an amendment to the Company’s amended and restated certificate of incorporation on October 5, 2023, to extend the deadline the Company has to complete its initial business combination from October 12, 2023 to July 12, 2024. It is uncertain that the Company will be able to consummate a Business Combination by this time. If a Business Combination is not consummated by this date and an extension not obtained by the Sponsor, there will be a mandatory liquidation and subsequent dissolution of the Company. Management has determined that the potential mandatory liquidation and subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after July 12, 2024 ( or such earlier date as determined by the Company’s board of directors). The Company intends to complete a Business Combination before the mandatory liquidation date.

Risks and Uncertainties

We continue to evaluate the impact of increases in inflation and rising interest rates, financial market instability, including the recent bank failures, the lingering effects of the COVID-19 pandemic and certain geopolitical events, including the conflict in Ukraine and the surrounding region. We have concluded that while it is reasonably possible that the risks and uncertainties related to or resulting from these events could have a negative effect on our financial position, results of operations and/or ability to complete an initial Business Combination, we cannot at this time fully predict the likelihood of one or more of the above events, their duration or magnitude or the extent to which they may negatively impact our business and our ability to complete an initial Business Combination.

Inflation Reduction Act of 2022

On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into law. The IR Act provides for, among other things, a new 1% U.S. federal excise tax on certain repurchases (including redemptions) of stock by publicly traded U.S. corporations after December 31, 2022. The excise tax is imposed on the repurchasing corporation itself, not its stockholders from whom the shares are repurchased (although it may reduce the amount of cash distributable in a current or subsequent redemption). The amount of the excise tax is 1% of the fair market value of any shares repurchased by the repurchasing corporation during a taxable year, which may be potentially netted by the fair market value of certain new stock issuances by the repurchasing corporation during the same taxable year. In addition, a number of exceptions apply to this excise tax. The U.S. Department of the Treasury (the “Treasury”) has been given authority to provide regulations and other guidance to carry out, and prevent the abuse or avoidance of, this excise tax.

On December 27, 2022, the Treasury published Notice 2023-2, which provided clarification on some aspects of the application of the excise tax. The notice generally provides that if a publicly traded U.S. corporation completely liquidates and dissolves,

ALTC ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2023

(Unaudited)

distributions in such complete liquidation and other distributions by such corporation in the same taxable year in which the final distribution in complete liquidation and dissolution is made are not subject to the excise tax.

Because any such excise tax would be payable by us and not by the redeeming holder, it could cause a reduction in the value of our Class A common stock, cash available with which to effectuate a business combination or cash available for distribution in a subsequent liquidation. Whether and to what extent we would be subject to the excise tax in connection with a business combination will depend on a number of factors, including (i) the structure of the business combination, (ii) the fair market value of the redemptions and repurchases in connection with the business combination, (iii) the nature and amount of any “PIPE” or other equity issuances in connection with the business combination (or any other equity issuances within the same taxable year of the business combination) and (iv) the content of any subsequent regulations, clarifications, and other guidance issued by the Treasury.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X of the SEC. Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

The accompanying unaudited condensed financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 as filed with the SEC on March 31, 2023. The interim results for the three and six months ended June 30, 2023 are not necessarily indicative of the results to be expected for the year ended December 31, 2023 or for any future periods.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement under the Securities Act declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

ALTC ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2023

(Unaudited)

Use of Estimates

The preparation of the condensed financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the condensed financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of June 30, 2023 and December 31, 2022.

Marketable Securities Held in the Trust Account

At June 30, 2023 and December 31, 2022, substantially all of the assets held in the Trust Account were held in Money Market Funds invested in U.S. Treasuries and U.S. Treasury Bills, respectively. On June 29, 2023, the U.S. Treasury Bills matured, and the Trust proceeds were invested in Money Market Funds Invested in U.S. Treasuries. During the three and six months ended June 30, 2023, the Company withdrew an amount of $1,486,090 from interest to pay franchise and income tax obligations and still has the full $1,000,000 available for working capital. During the year ended December 31, 2022, the Company withdrew $1,000,000 and $195,000 of available interest for working capital purposes and tax obligations, respectively. All of the Company’s investments held in the Trust Account are classified as trading securities. Trading securities are presented on the condensed balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of investments held in the Trust Account are shown in the accompanying condensed statements of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.

Class A Common Stock Subject to Possible Redemption

The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in ASC 480 “Distinguishing Liabilities from Equity.” Shares of Class A common stock subject to mandatory redemption are classified as a liability instrument and are measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s Class A common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, Class A common stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ deficit section of the Company’s condensed balance sheets.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable Class A common stock to equal the redemption value at the end of each reporting period. Immediately upon the closing of the Initial Public Offering, the Company recognized the remeasurement from initial book value to redemption value. The change in the carrying value of redeemable Class A common stock resulted in charges against additional paid-in capital and accumulated deficit.

ALTC ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2023

(Unaudited)

At June 30, 2023 and December 31, 2022, the Class A common stock reflected in the condensed balance sheets are reconciled in the following table:

Gross proceeds	$500,000,000
Less:
Class A common stock issuance costs	(26,652,125)
Plus:
Remeasurement of carrying value to redemption value	31,196,812
Class A common stock subject to possible redemption, December 31, 2022	504,544,687
Plus:
Re-Measurement of carrying value to redemption value	7,850,208
Class A common stock subject to possible redemption, June 30, 2023	$512,394,895

Income Taxes

The Company accounts for income taxes under ASC 740, “Income Taxes.” ASC 740, Income Taxes, requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the unaudited condensed financial statements and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized. As of June 30, 2023 and December 31, 2022, the Company’s deferred tax asset for start up organizational expenses had a full valuation allowance recorded against it. Our effective tax rate was 24.57% and 62.89%, 25.46% and (38.10)% for the three and six months ended June 30, 2023 and 2022, respectively. The effective tax rate differs from the statutory tax rate of 21% for the three and six months ended June 30, 2023 and 2022, due to changes in the valuation allowance on the deferred tax assets and transaction costs associated with the Business Combination that are classified as permanent differences.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of June 30, 2023 and December 31, 2022. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company has identified the United States as its only “major” tax jurisdiction. The Company is subject to income taxation by major taxing authorities since inception. These examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal and state tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Offering Costs

Offering costs consist of underwriting, legal, accounting and other expenses incurred through the Initial Public Offering that are directly related to the Initial Public Offering. Offering costs were allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs amounted to $26,652,125, which were charged to stockholders’ equity upon the completion of the Initial Public Offering.

ALTC ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2023

(Unaudited)

Net Income (Loss) per Share of Common Stock

The Company complies with accounting and disclosure requirements of Financial Accounting Standards Board ASC 260, “Earnings Per Share.” Net income (loss) per share of common stock is computed by dividing net loss by the weighted average number of shares of common stock outstanding for the period. Remeasurement associated with the redeemable shares of Class A common stock is excluded from net income (loss) per share of common stock as the redemption value approximates fair value.

The following table reflects the calculation of basic and diluted net income (loss) per share of common stock (in dollars, except per share amounts):

	Three Months Ended June 30,				Six Months Ended June 30,
	2023		2022		2023		2022
	Class A	Class B	Class A	Class B	Class A	Class B	Class A	Class B
Basic and diluted net income (loss) per share of common stock
Numerator:
Allocation of net income (loss)	$2,957,335	$825,096	$42,503	11,858	$5,373,815	$1,499,295	$(261,044)	$(72,831)
Denominator:
Basic and diluted weighted average shares outstanding	50,000,000	13,950,000	50,000,000	13,950,000	50,000,000	13,950,000	50,000,000	13,950,000
Basic and diluted net income (loss) per share of common stock	$0.06	$0.06	$0.00	0.00	$0.11	$0.11	$(0.01)	$(0.01)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, exceeds the Federal Depository Insurance Corporation coverage limit of $250,000. The Company has not experienced losses on this account.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC 820, “Fair Value Measurement,” approximates the carrying amounts represented in the accompanying condensed balance sheets, primarily due to their short-term nature.

Recent Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s condensed financial statements.

NOTE 3. PUBLIC OFFERING

Pursuant to the Initial Public Offering, the Company sold 50,000,000 Public Shares, which includes the full exercise by the underwriters of their option to purchase an additional 5,000,000 shares, at a price of $10.00 per Public Share (see Note 7).

NOTE 4. PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased an aggregate of 1,450,000 Private Placement Shares, at a price of $10.00 per Private Placement Share, for an aggregate purchase price of $14,500,000, in a private placement. The proceeds from the Private Placement Shares were added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Window, the proceeds from the sale of the Private Placement Shares will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law).

ALTC ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2023

(Unaudited)

NOTE 5. RELATED PARTY TRANSACTIONS

Founder Shares

In March 2021, the Sponsor purchased 43,125,000 shares of the Company’s Class B common stock for an aggregate price of $25,000 (the “Founder Shares”). On March 9, 2021, the Sponsor forfeited 14,375,000 Founder Shares for no consideration, resulting in an aggregate of 28,750,000 Founder Shares outstanding. On July 7, 2021, the Sponsor surrendered 16,250,000 Founder Shares for no consideration, resulting in an aggregate of 12,500,000 Founder Shares outstanding. All shares and associated amounts have been retroactively restated to reflect the share forfeiture. The Founder Shares included an aggregate of up to 1,250,000 shares subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment option was not exercised in full or in part. As a result of the underwriters’ election to fully exercise their over-allotment option, no Founder Shares are currently subject to forfeiture.

The Sponsor has agreed, subject to limited exceptions, not to transfer, assign or sell any of its Founder Shares until the earlier to occur of: (A) one (1) year after the completion of a Business Combination and (B) the date on which the Company completes a liquidation, merger, stock exchange, reorganization or similar transaction after a Business Combination that results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property. Notwithstanding the foregoing, if the closing price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any twenty (20) trading days within any thirty (30)-trading day period commencing at least one hundred fifty (150) days after a Business Combination, the Founder Shares will be released from the lock-up.

Administrative Services Agreement

The Company entered into an agreement, commencing on July 8, 2021 through the earlier of the Company’s consummation of a Business Combination and its liquidation, pursuant to which the Company pays an affiliate of the Sponsor a total of $30,000 per month for office space, administrative and support services. For the three and six months ended June 30, 2023, the Company incurred and paid $90,000 and $180,000 in fees for these services, respectively. For the three and six months ended June 30, 2022, the Company incurred and paid $90,000 and $180,000 in fees for these services, respectively.

Advisory Fee

The Company may engage M. Klein and Company, LLC, an affiliate of the Sponsor, or another affiliate of the Sponsor, as its lead financial advisor in connection with a Business Combination and may pay such affiliate a customary financial advisory fee in an amount that constitutes a market standard financial advisory fee for comparable transactions. There were no fees incurred for the three and six months ended June 30, 2023 and 2022, respectively.

Promissory Note — Related Party

On March 4, 2021, the Sponsor agreed to loan the Company an aggregate of up to $600,000 to cover expenses related to the Initial Public Offering pursuant to a promissory note (the “Promissory Note”). The Promissory Note was non-interest bearing and payable on the earlier of December 31, 2021 or the completion of the Initial Public Offering. The outstanding balance under the Promissory Note of $500,000 was repaid at the closing of the Initial Public Offering on July 12, 2021. Borrowings under the Promissory Note are no longer available.

ALTC ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2023

(Unaudited)

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor, an affiliate of the Sponsor, or the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (the “Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of the Working Capital Loans may be convertible into shares of the post-business combination entity at a price of $10.00 per share. These shares would be identical to the Private Placement Shares. No Working Capital Loans were outstanding as of June 30, 2023 and December 31, 2022.

NOTE 6. COMMITMENTS AND CONTINGENCIES

Merger Agreement

On July 11, 2023, the Company entered into an Agreement and Plan of Merger and Reorganization by and among the Company, Merger Sub, and Oklo, as fully disclosed in a Current Report on Form 8-K filed with the SEC on July 11, 2023. Pursuant to the Merger Agreement, the parties thereto intend to enter into a business combination transaction by which Merger Sub will merge with and into Oklo, with Oklo being the surviving entity in the merger.

Registration Rights

Pursuant to a registration rights agreement entered into on July 7, 2021, the holders of the Founder Shares, the Private Placement Shares and shares of Class A common stock that may be issued upon conversion of Working Capital Loans (and any shares of Class A common stock issuable upon conversion of the Founder Shares) will be entitled to registration rights requiring the Company to register such securities for resale (in the case of the Founder Shares, only after conversion into shares of Class A common stock). The holders of these securities will be entitled to make up to three demands, excluding short form registration demands, that the Company register such securities. In addition, the holders of these securities have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. The registration rights agreement does not contain liquidated damages or other cash settlement provisions resulting from delays in registering our securities. The Company will bear the expenses incurred in connection with the filing of any such registration statement (see Note 9).

Underwriting Agreement

The underwriters were entitled to a cash underwriting discount of $0.20 per Public Share, or $10,000,000 in the aggregate, payable upon the closing of the Initial Public Offering (of which the underwriters received $8,580,000, which is net of $1,420,000 reimbursed fees from the underwriters). In addition, the underwriters will be entitled to a deferred fee of $0.35 per Public Share, or $17,500,000 in the aggregate. The deferred fee will be waived by the underwriters in the event that the Company does not complete a Business Combination, subject to the terms of the underwriting agreement.

Fairness Opinion

On June 6, 2023, the Company engaged a firm to provide a fairness opinion of the proposed Business Combination. A $50,000 retainer payment was due at the time of the engagement letter and is included in accrued expenses on the Company’s condensed balance sheets. Remaining balance is due prior to issuance of the final opinion. The total fee of the fairness opinion will be $420,000. As of June 30, 2023, the final opinion was not delivered.

ALTC ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2023

(Unaudited)

Due Diligence and M&A Legal Fees

As of June 30, 2023, the Company, contingent upon the consummation of an initial Business Combination will be required to pay due diligence and M&A legal fees in the amount of $4,875,559.

Legal Fees

As of June 30, 2023 and December 31, 2022, the Company, upon the consummation of an initial Business Combination will be required to pay legal fees in the amount of $92,441 and $118,715 which are reflected on Company’s balance sheets, respectively. For the three and six months ended June 30, 2023 and 2022, the Company incurred no such fees.

NOTE 7. STOCKHOLDERS’ DEFICIT

Preferred Stock—The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. At June 30, 2023 and December 31, 2022, there were no shares of preferred stock issued or outstanding.

Class A Common Stock— The Company is authorized to issue 500,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of Class A common stock are entitled to one vote for each share. At June 30, 2023 and December 31, 2022, there were 1,450,000 shares of Class A common stock issued and outstanding, excluding 50,000,000 shares of Class A common stock subject to possible redemption which are presented as temporary equity.

Class B Common Stock— The Company is authorized to issue 100,000,000 shares of Class B common stock with a par value of $0.0001 per share. Holders of Class B common stock are entitled to one vote for each share. At June 30, 2023 and December 31, 2022, there were 12,500,000 shares of Class B common stock issued and outstanding.

Holders of Class B common stock will have the right to elect all of the Company’s directors prior to a Business Combination. Holders of Class A common stock and Class B common stock will vote together as a single class on all other matters submitted to a vote of stockholders except as required by law.

The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of the completion of a Business Combination on a one-for-one basis, subject to adjustment. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the Initial Public Offering and related to the closing of a Business Combination, the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of common stock outstanding upon the completion of the Initial Public Offering (excluding the Private Placement Shares) plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with a Business Combination (net of the number of shares of Class A common stock redeemed in connection with a Business Combination), excluding any shares or equity-linked securities issued, or to be issued, to any seller in a Business Combination in consideration for such seller’s interest in the business combination target and any Private Placement Shares issued upon the conversion of Working Capital Loans made to the Company.

ALTC ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2023

(Unaudited)

NOTE 8. FAIR VALUE MEASUREMENTS

The Company follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:

Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:

Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at June 30, 2023 and December 31, 2022 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

		June 30,	December 31,
Description	Level	2023	2022
Assets:
Marketable securities held in Trust Account	1	$515,933,705	$506,140,080

NOTE 9. SUBSEQUENT EVENTS

The Company’s management has evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the condensed financial statements were issued. Based upon this review, other than described below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the condensed financial statements.

Merger Agreement

On July 11, 2023, the Company entered into the Merger Agreement by and among the Company, Merger Sub, and Oklo. Pursuant to the Merger Agreement, the parties thereto intend to enter into a business combination transaction by which Merger Sub will merge with and into Oklo, with Oklo being the surviving entity in the merger.

The proposed merger is expected to be consummated after the required approval by the stockholders of the Company and Oklo and the satisfaction of certain other conditions as further described in the Merger Agreement.

ALTC ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2023

(Unaudited)

The aggregate consideration to be paid to the stockholders of Oklo (including, holders of Simple Agreements for Future Equity between Oklo and the “Investors” party thereto and vested and unvested Oklo options) on the date of the closing (the “Closing Date”) of the transactions contemplated by the Merger Agreement (the “Closing”) will be equal to (a) $850,000,000 plus, (b) an amount equal to the net proceeds raised by Oklo prior to the consummation of the Transactions through the sale (or series of related sales) of its equity securities in a bona fide equity financing transaction (subject to certain limitations), if any, following the execution of the Merger Agreement but prior to the Closing, which consideration will be paid entirely in shares of Class A common stock of the Company in an amount equal to $10.00 per share. During the five-year period following the Closing (the “Earnout Period”), the Company will issue to eligible holders of pre-Closing securities of Oklo up to 15,000,000 additional shares of Class A common stock in the aggregate, in tranches equal to 7,500,000 shares of Class A common stock, 5,000,000 shares of Class A common stock and 2,500,000 shares of Class A common stock, upon the satisfaction of certain price targets set forth in the Merger Agreement, which price targets will be based upon (a) the closing sale price of one share of Class A common stock as quoted on the New York Stock Exchange or the exchange on which the shares of Class A common stock are then traded, for any 20 trading days within any 60 consecutive trading day period within the Earnout Period or (b) if the Company undergoes a change of control, the price per share received by stockholders of the Company in such change of control transaction.

Related Agreements

Amended and Restated Registration Rights Agreement

In connection with the Closing, the Company’s Registration Rights Agreement, dated July 7, 2021, will be amended and restated, and the Company, Sponsor and certain persons and entities receiving Class A common stock in connection with the Merger (the “New Holders” and, together with Sponsor, the “Reg Rights Holders”) will enter into an Amended and Restated Registration Rights Agreement, attached as Exhibit D to the Merger Agreement (the “A&R Registration Rights Agreement”). Pursuant to the A&R Registration Rights Agreement, the Company will agree to use commercially reasonable efforts to (i) file with the SEC (at the Company’s sole cost and expense) a registration statement registering the resale of certain securities held by or issuable to the Reg Rights Holders within 30 business days after the Closing (the “Resale Registration Statement”) and (ii) cause the Resale Registration Statement to become effective as soon as reasonably practicable after the filing thereof. In certain circumstances, the Reg Rights Holders may demand in the aggregate up to five underwritten offerings and will be entitled to customary piggyback registration rights.

Amended and Restated Sponsor Agreement

In connection with the execution of the Merger Agreement, the Company amended and restated each of those certain letter agreements, dated July 7, 2021, from each of the persons undersigned thereto (the “Initial Insiders”) and that certain letter agreement, dated November 10, 2021, from Peter Lattman (together with, the Initial Insiders, the “Insiders”) (the “Amended and Restated Sponsor Agreement”), pursuant to which, among other things, each of the Sponsor and the Insiders agreed (i) to vote any of such Insider’s shares of the Company’s securities in favor of the related transactions and other SPAC Stockholder Matters (as defined in the Amended and Restated Sponsor Agreement), (ii) not to redeem any of such Insider’s shares of Class A common stock or the Company’s Class B common stock, par value $0.0001 per share in connection with the stockholder redemption, (iii) to pay any amounts in excess of the expense cap of $25,000,000 (such amount, the “Excess Amount”) in either cash or by forfeiting a number of shares of Class A common stock, at a price of $10.00 per share (provided that any Excess Amount greater than $15,000,000 shall be paid only in cash), (iv) not to transfer (a) 40% of such Insider’s shares for a period of 12 months after the Closing, unless the closing share price of Class A common stock equals or exceeds $12.00 per share for 20 trading days within any 60 consecutive trading day period commencing after the Closing Date, (b) 30% of such Insider’s shares for a period of 24 months after the Closing, unless the closing share price of Class A common stock equals or exceeds $14.00 per share for 20 trading days within any 60 consecutive trading day period commencing after the Closing Date, and (c) 30% of such Insider’s shares for a period of 36 months after the Closing, unless the closing share price of Class A common stock equals or exceeds $16.00 per share for 20 trading days within any 60 consecutive trading day period commencing after the Closing Date, and (v) to be bound to certain other obligations as described therein. The Sponsor has also agreed to use commercially reasonable efforts to enter into an agreement or agreements with one or more third parties to not redeem their shares of Class A common stock in connection with the related transactions, which agreements may, if reasonably necessary, include incentives in the form of Founder Shares (which will convert to Class A common stock at the Closing), in amounts and on such terms as the Sponsor and the Company shall mutually agree.

ALTC ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2023

(Unaudited)

Also pursuant to the Amended and Restated Sponsor Agreement, the Sponsor (or an affiliated co-investor of the Sponsor) has agreed to, subject to the other terms and conditions included therein, immediately prior to Closing, purchase in a private placement up to 5,000,000 shares of Class A common stock at a purchase price of $10.00 per share, equal to an amount up to $50,000,000 (the “Sponsor Commitment”). The amount of the Sponsor Commitment that the Sponsor (or an affiliated co-investor of the Sponsor) will be required to fund will be equal to (i) $250,000,000 minus (ii) the Available Closing SPAC Cash (as defined in the Merger Agreement) before accounting for the funding of any Sponsor Commitment (the “Sponsor Commitment Purchase Price”); which amount, under no circumstances shall exceed the maximum amount of the Sponsor Commitment. In addition, so long as Available Closing SPAC Cash, prior to the funding of any Sponsor Commitment is equal to at least $200,000,000 or more, Oklo must request that the Sponsor Commitment be funded and if the Sponsor pays the Sponsor Commitment Purchase Price, then Oklo must stipulate that the Minimum Cash Condition is deemed satisfied. If Available Closing SPAC Cash, prior to the funding of any Sponsor Commitment is less than $200,000,000, Oklo is not required to request the Sponsor Commitment, but if Oklo does request it, the Minimum Cash Condition will be deemed waived. The Sponsor’s obligation to fund the Sponsor Commitment Purchase Price is conditioned upon (i) the satisfaction (or waiver by the Company) of the conditions set forth in Section 10.01 and Section 10.03 of the Merger Agreement (other than those conditions that by their terms are to be satisfied at the Closing), (ii) the substantially concurrent consummation of the Closing, and (iii) if Oklo waives the Minimum Cash Condition, the Available Closing SPAC Cash equaling an amount of at least $125,000,000 (which such amount, for the avoidance of doubt, will include the Sponsor Commitment Purchase Price). Any shares purchased pursuant to the Sponsor Commitment by the Sponsor, an Insider or an affiliated co-investor thereof will be subject to the Sponsor Lockup.

Pursuant to the Amended and Restated Certificate of Incorporation, the Company previously had until July 12, 2023 to complete a Business Combination or windup and liquidate, unless it had executed a letter of intent, agreement in principle or definitive agreement for an initial business combination by such date. In connection with execution of the Merger Agreement on July 11, 2023, the Company has until October 12, 2023 pursuant to the terms of its Amended and Restated Certificate of Incorporation to complete the Business Combination, windup, or pursue an extension.

On July 6, 2023, the Company withdrew $2,263,833 from the Trust Account for franchise and income tax obligations and $1,000,000 for working capital needs.

On July 7, 2023, the Company moved all the funds in the Trust Account from investments in money markets invested in treasury securities into a demand deposit account to mitigate the risk of being viewed as operating an unregistered investment company (including pursuant to the subjective test of Section 3(a)(1)(A) of the Investment Company Act of 1940).

The Company’s management has evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the condensed consolidated financial statements were issued. Based upon this review, other than described below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the condensed consolidated financial statements.

On September 29, 2023, the Company received a demand letter from a putative stockholder alleging that the registration statement filed by the Company on Form S-4 with the United States Securities and Exchange Commission on September 27, 2023 contains misleading statements and/or omissions in violation of the federal securities laws and/or state fiduciary duty law. The stockholder demands that the Company disclose additional information and purports to reserve the right to file a complaint. The amount of loss exposure, if any, cannot be reasonably estimated at this time.

The Company held a special meeting of the stockholders (the “Special Meeting”) on October 5, 2023. At the special meeting, the stockholders of the Company approved a proposal to adopt an amendment to the Company’s amended and restated certificate of incorporation to extend the date by which the Company has to consummate a business combination from October 12, 2023 to July 12, 2024 (or such earlier date as determined by the Company’s board of directors). The Company filed the Charter Amendment with the Secretary of State of the State of Delaware on October 11, 2023.

ALTC ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2023

(Unaudited)

In connection with the vote to approve the proposal to adopt the Charter Amendment at the Special Meeting, holders of 20,849,479 shares of Class A common stock exercised their right to redeem their shares for cash at a redemption price of approximately $10.36 per share, for a total aggregate redemption amount of approximately $215.91 million. As a result, approximately $215.91 million was removed from the Trust Account to redeem such shares. After giving effect to such redemption, (i) a total of 30,600,521 shares of Class A common stock remain outstanding, comprised of (a) 29,150,521 shares of Class A common stock which were sold in the Company’s initial public offering, all of which have redemption rights in connection with a stockholder vote to approve the Company’s initial business combination and (b) 1,450,000 shares of Class A common stock held by the Company’s sponsor, none of which have redemption rights in connection with the a stockholder vote to approve the Company’s initial business combination, and (ii) approximately $301.88 million remains in the Trust Account.

In connection with the vote to approve the Charter Amendment, holders of 20,849,479 shares of Class A Common Stock properly exercised their right to redeem their shares of Class A Common Stock for an aggregate redemption amount of approximately $215.91 million. As such, the Company will record a 1% excise tax liability in the amount of approximately $2.16 million on the condensed consolidated balance sheets. The liability will not impact the condensed consolidated statements of operations and will be offset against additional paid-in capital or accumulated deficit if additional paid-in capital is not available. This excise tax liability can be offset within the same taxable year which will be evaluated and adjusted in the period in which the issuances occur.

On October 12, 2023, the Company withdrew $1,157,172 from the Trust Account to pay for tax obligations.

In October and November 2023, the Company received letters from BofA Securities, Inc. (“BofA”), Goldman Sachs & Co. LLC (“Goldman Sachs”), and J.P. Morgan Securities LLC (“J.P. Morgan”), waiving their rights to their portion of the deferred underwriting fee. In aggregate, the underwriting fees waived total approximately $10.5 million dollars.

On November 2, 2023, the Company paid New York State tax and New York City tax of $495,418 and $510,361, respectively.

ANNEX A — AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

by and among

ALTC ACQUISITION CORP.,

ALTC MERGER SUB, INC.,

and

OKLO INC.

dated as of

July 11, 2023

EXHIBITS

Exhibit A — Form of SPAC Charter

Exhibit B — Form of SPAC Bylaws

Exhibit C — Sponsor Agreement

Exhibit D — Form of A&R Registration Rights Agreement

Exhibit E — Form of Certificate of Merger

Exhibit F — Form of Incentive Equity Plan

Exhibit G — Form of Employee Stock Purchase Plan

Exhibit H — Form of Written Consent

Exhibit I — Form of Company Voting and Support Agreement

SCHEDULES

Schedule 2.04(c) — Company Equityholders to Execute the Registration Rights Agreement

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Agreement”) is made and entered into as of July 11, 2023, by and among AltC Acquisition Corp., a Delaware corporation (“SPAC”), AltC Merger Sub, Inc., a Delaware corporation and direct, wholly owned subsidiary of SPAC (“Merger Sub”), and Oklo Inc., a Delaware corporation (the “Company”). SPAC, Merger Sub and the Company are collectively referred to herein as the “Parties” and individually as a “Party.” Capitalized terms used and not otherwise defined herein have the meanings set forth in Section 1.01.

RECITALS

WHEREAS, SPAC is a blank check company incorporated in Delaware and formed to acquire one or more operating businesses through a Business Combination;

WHEREAS, on the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and other applicable Laws, the Parties intend to enter into a business combination transaction by which Merger Sub will merge with and into the Company (the “Merger”), with the Company being the surviving entity of the Merger (the Company, in its capacity as the surviving entity of the Merger, is sometimes referred to as the “Surviving Entity”);

WHEREAS, for U.S. federal (and, as applicable, state and local) income tax purposes, each of the Parties intends that (i) the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder and (ii) this Agreement shall constitute a “plan of reorganization” for the purposes of Section 368 of the Code and Treasury Regulations Section 1.368-2(g);

WHEREAS, the Company Board has unanimously (of those voting) (i) determined that the Merger is fair to, and in the best interests of the Company and the Holders, (ii) approved and adopted this Agreement and declared it advisable and approved the Transactions (including the Merger) and (iii) recommended that the stockholders of the Company approve and adopt this Agreement and approve the Transactions (including the Merger) and directed that this Agreement and the Transactions (including the Merger) be submitted for consideration by the stockholders of the Company (the “Company Board Recommendation”);

WHEREAS, the board of directors of SPAC has unanimously (of those voting) (i) determined that it is in the best interests of SPAC and the stockholders of SPAC, and declared it advisable, to enter into this Agreement providing for the Merger in accordance with the DGCL, (ii) approved this Agreement and the Transactions, including the Merger in accordance with the DGCL, on the terms and subject to the conditions of this Agreement and (iii) adopted a resolution recommending the SPAC Stockholder Matters be approved and adopted by the stockholders of SPAC (the “SPAC Board Recommendation”);

WHEREAS, at or prior to the Effective Time, SPAC shall (i) subject to obtaining the approval of the SPAC Stockholder Matters, amend and restate the certificate of incorporation of SPAC to be substantially in the form of Exhibit A attached hereto (as so amended and restated, the “SPAC Charter”) and (ii) amend and restate the bylaws of SPAC to be substantially in the form of Exhibit B attached hereto (the “SPAC Bylaws”);

WHEREAS, concurrently with the execution and delivery of this Agreement, Sponsor and SPAC have entered into the Sponsor Agreement, a copy of which is attached as Exhibit C hereto;

WHEREAS, following the execution and delivery of this Agreement, certain Holders holding shares of Company Stock sufficient to constitute the Company Stockholder Approval will enter into one or more Voting and Support Agreements to be substantially in the form of Exhibit I attached hereto (each, a “Company Voting and Support Agreement”) with SPAC pursuant to which, inter alia, such Holders will agree to vote their respective shares of Company Stock in favor of this Agreement, the Merger and the Transactions; and

WHEREAS, in connection with the Closing, SPAC, Sponsor, and certain stockholders of the Company shall enter into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) substantially in the form attached hereto as Exhibit D, pursuant to which, among other things certain stockholders of the Company have agreed, subject to certain exceptions, to not transfer the Merger Consideration received by them in connection with the Merger for certain specified periods of time following the Closing Date.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound, the Parties hereby agree as follows:

ARTICLE 1

Certain Definitions

Section 1.01.Definitions.  For purposes of this Agreement, the following capitalized terms have the following meanings:

“2016 Plan” means the 2016 Stock Incentive Plan of the Company duly adopted by the board of directors of the Company on May 3, 2016.

“Acquisition Transaction” has the meaning specified in Section 9.03(a).

“Action” means any claim, action, suit, assessment, arbitration or legal, judicial or administrative proceeding (whether at law or in equity) or arbitration.

“Additional SEC Reports” has the meaning specified in Section 8.07.

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, through one or more intermediaries or otherwise. The term “control” means the ownership of a majority of the voting securities of the applicable Person or the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of the applicable Person, whether through ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto; provided, that, in no event shall Sponsor be considered an Affiliate of any portfolio company of any investment fund affiliated with M. Klein & Company nor shall any portfolio company of any investment fund affiliated with M. Klein & Company be considered to be an Affiliate of Sponsor; provided, further, that, in no event shall the Company or any of the Company’s Subsidiaries be considered an Affiliate of any portfolio company (other than the Company and its Subsidiaries) of any investment fund affiliated with any direct or indirect equityholder of the Company nor shall any portfolio company (other than the Company and its Subsidiaries) of any investment fund affiliated with any direct or indirect equityholder of the Company be considered to be an Affiliate of the Company or any of the Company’s Subsidiaries.

“Agreement” has the meaning specified in the preamble hereto.

“Atomic Energy Act” means the Atomic Energy Act of 1954, as amended.

“Assumed Option” has the meaning specified in Section 3.03(a).

“Aurora Design” refers to a power plant or “powerhouse” design, which are a series of designs utilizing fast spectrum, liquid-metal cooled, metal fueled reactors of different sizes and capable of producing heat and/or electricity for customers as desired.

“Available Closing SPAC Cash” means an amount equal to (i) all amounts in the Trust Account (after reduction for the aggregate amount of payments required to be made in connection with the SPAC Stockholder Redemption and any Excise Tax payable by SPAC but before payment of any SPAC Transaction Expenses or Company Transaction Expenses), plus (ii) the net proceeds of any incremental financing raised by SPAC or the Company in connection with the transactions contemplated by this Agreement, including for the avoidance of doubt, any amounts raised or funded in connection with a Permitted Equity Financing or the Sponsor Commitment (as defined in the Sponsor Agreement).

“Business Combination” has the meaning ascribed to such term in the Certificate of Incorporation.

“Business Combination Proposal” has the meaning set forth in Section 9.03(b).

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York or San Francisco, California are authorized or required by Law to close.

“Certificate of Merger” has the meaning specified in Section 2.02.

“Change in Control” means (i) a purchase, sale, exchange, business combination or other transaction (including a merger or consolidation of SPAC with or into any other corporation or other entity) in which the equity securities of SPAC, its successor, or the surviving entity of such business combination or other transaction are not registered under the Exchange Act or listed or quoted for trading on a national securities exchange, (ii) a sale, lease, exchange or other transfer (including a merger) in one transaction or a series of related transactions of assets representing 50% or more of the value of SPAC’s assets (including, after the Closing, the capital stock of the Company and other Subsidiaries of SPAC) to a third party that is not an Affiliate of the Sponsor (or a group of third parties that are not Affiliates of the Sponsor) or (iii) the transfer to or acquisition by (whether by tender offer, merger, consolidation, division or other similar transaction), in one transaction or a series of related transactions, a person or entity or group of affiliated persons or entities (other than an underwriter pursuant to an offering), of SPAC’s voting securities if, after such transfer or acquisition, such person, entity or group of affiliated persons or entities would beneficially own (as defined in Rule 13d-3 promulgated under the Exchange Act) more than 50% of the outstanding voting securities of SPAC (it being understood for the purposes of this clause (iii), a bona fide equity financing shall not be considered a “Change in Control”).

“Closing” has the meaning specified in Section 4.01.

“Closing Date” has the meaning specified in Section 4.01.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning specified in the preamble hereto.

“Company Benefit Plan” has the meaning specified in Section 5.13.

“Company Board” means the Board of Directors of the Company.

“Company Board Recommendation” has the meaning specified in the Recitals.

“Company Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of the Company, filed with the Secretary of State of the State of Delaware on November 5, 2018, as amended by the Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Company, filed with the Secretary of State of the State of Delaware on March 24, 2020, as further amended and in effect on the date hereof.

“Company Closing Statement” has the meaning specified in Section 4.03.

“Company Common Stock” means the common stock, par value $0.0001 per share, of the Company.

“Company Cure Period” has the meaning specified in Section 11.01(b).

“Company Employee” means an employee of the Company or any of its Subsidiaries.

“Company Intellectual Property” means the Owned Intellectual Property and Licensed Intellectual Property.

“Company Options” means all issued and outstanding options to purchase or otherwise acquire Company Common Stock (whether or not vested) held by any Person and granted under any Company Stock Plan.

“Company Preferred Stock” means the Company Series A-1 Preferred Stock, Company Series A-2 Preferred Stock and Company Series A-3 Preferred Stock.

“Company Representations” means the representations and warranties of the Company expressly and specifically set forth in Article 5 of this Agreement, as qualified by the Schedules. For the avoidance of doubt, the Company Representations are solely made by the Company.

“Company SAFEs” means any Simple Agreement for Future Equity between the Company and the “Investors” party thereto.

“Company Series A-1 Preferred Stock” means the Series A-1 preferred stock, par value $0.0001 per share, of the Company.

“Company Series A-2 Preferred Stock” means the Series A-2 preferred stock, par value $0.0001 per share, of the Company.

“Company Series A-3 Preferred Stock” means the Series A-3 preferred stock, par value $0.0001 per share, of the Company.

“Company Specified Representations” has the meaning specified in Section 10.02(a)(i).

“Company Stock” means the Company Common Stock, Company Series A-1 Preferred Stock, Company Series A-2 Preferred Stock and Company Series A-3 Preferred Stock.

“Company Stock Plans” means the 2016 Plan, as amended from time to time in accordance with its terms.

“Company Stockholder Agreements” means (i) the Company Certificate of Incorporation; (ii) the Voting Agreement dated as of November 8, 2018 by and among the Company and certain Holders; (iii) the Right of First Refusal and Co-Sale Agreement dated as of November 8, 2018 by and among the Company and certain Holders; and (iv) the Investors’ Rights Agreement dated as of November 8, 2018 by and among the Company and certain Holders.

“Company Stockholder Approval” means the affirmative vote of (i) the holders of a majority of the outstanding shares of Company Common Stock and Company Preferred Stock (voting together as a single class on an as-converted to common stock basis) and (ii) the holders of at least sixty percent (60%) of the issued and outstanding shares of Company Preferred Stock (voting together as a single class on an as-converted to common stock basis).

“Company Subsidiary Securities” has the meaning specified in Section 5.07.

“Company Total Shares” means the sum of (i) the aggregate number of issued and outstanding shares of Company Stock as of immediately prior to the Effective Time after giving effect to the conversion set forth under Section 3.01, and (ii) the aggregate number of shares of Company Stock issuable upon the exercise of all Company Options as of immediately prior to the Effective Time (including after giving effect to any acceleration of any unvested Company Options in connection with the consummation of the Merger), if any, as of immediately prior to the Effective Time.

“Company Transaction Expenses” means all accrued fees, costs and expenses of the Company and its Subsidiaries incurred prior to and through the Closing Date in connection with the negotiation, preparation and execution of this Agreement, the other Transaction Agreements, the performance and compliance with all Transaction Agreements and conditions contained herein to be performed or complied with at or before Closing, and the consummation of the Transactions, including the fees, costs, expenses and disbursements of counsel, accountants, advisors and consultants of the Company and its Subsidiaries, whether paid or unpaid prior to the Closing.

“Company Voting and Support Agreement” has the meaning specified in the Recitals hereto.

“Company Voting and Support Agreement Failure” has the meaning specified in Section 11.01(f).

“Confidentiality Agreement” has the meaning specified in Section 12.09.

“Contracts” means any written legally binding contracts, agreements, subcontracts, leases and purchase orders and all material written amendments, modifications and written supplements thereto.

“D&O Tail” has the meaning specified in Section 8.02(b).

“DGCL” has the meaning specified in the Recitals hereto.

“Dissenting Shares” has the meaning specified in Section 3.04.

“Dissenting Stockholders” has the meaning specified in Section 3.04.

“Earnout Period” means the time period commencing on the Closing Date and ending on the earlier of (i) the five-year anniversary of the Closing Date and (ii) a Change in Control.

“Earnout Shares” has the meaning specified in Section 3.05(a).

“Effective Time” has the meaning specified in Section 2.02.

“Eligible Holders” means (i) all Persons who hold one or more shares of Company Stock as of immediately prior to the Effective Time (after giving effect to the conversion described in Section 3.01), and (ii) all Persons who hold one or more vested Company Options as of immediately prior to the Effective Time.

“Enforceability Exceptions” has the meaning specified in Section 5.03.

“Environmental Laws” means any and all applicable Laws relating to pollution or protection of the environment (including natural resources) or human health and safety (with respect to exposure to Hazardous Materials), or the use, storage, emission, disposal or release of Hazardous Materials, each as in effect as of the date hereof.

“Equity Financing Amount” means the amount of the net proceeds raised by the Company prior to Closing via a Permitted Equity Financing.

“Equity Plans” has the meaning specified in Section 8.12.

“Equity Value” means the sum of (a) $850,000,000.00 plus, (b) any Equity Financing Amount.

“ERISA” has the meaning specified in Section 5.13.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” has the meaning specified in Section 3.06(a).

“Exchange Pool” has the meaning specified in Section 3.06(a).

“Exchange Ratio” means the quotient, rounded to the nearest thousandth (0.001), obtained by dividing (i) the Per Share Equity Value by (ii) ten dollars ($10.00).

“Excise Tax” means any Taxes imposed on SPAC pursuant to Section 4501 of the Code (and any related guidance, including Internal Revenue Service Notice 2023-2) with respect to the exercise of any SPAC Stockholders of their redemption rights, and any penalties or interest thereon.

“Excluded Share” has the meaning specified in Section 3.02(c).

“Existing SPAC Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of SPAC, filed with the Secretary of State of the State of Delaware on July 12, 2021, as amended and in effect on the date hereof.

“Extended Termination Date” has the meaning specified in Section 11.01(b).

“Extension Promissory Note” means a non-interest bearing promissory note to be issued by SPAC to the Sponsor in exchange for additional Sponsor contributions to the Trust Account and in the aggregate amount of such additional Sponsor contributions.

“Extension Proxy Statement” has the meaning specified in Section 8.09(a).

“Financial Statements” has the meaning specified in Section 5.08.

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Government Closure” has the meaning specified in Section 7.03.

“Government Official” means any officer or employee of a Governmental Authority or any department, agency, or instrumentality thereof, including any political subdivision thereof or any corporation or other Person owned or controlled in whole or in part by any Governmental Authority or any sovereign wealth fund, or of a public international organization, or any Person acting in an official capacity for or on behalf of any such government or department, agency, or instrumentality, or for or on behalf of any such public international organization, or any political party, party official, or candidate thereof.

“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court or tribunal.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Hazardous Material” means material, substance or waste that is listed, regulated, or otherwise defined as “hazardous,” “toxic,” or “radioactive,” or as a “pollutant” or “contaminant” (or words of similar intent or meaning) under applicable Environmental Laws, including but not limited to petroleum, petroleum by-products, asbestos or asbestos-containing material, polychlorinated biphenyls, per- and polyfluoroalkyl substances, flammable or explosive substances, or pesticides.

“Holders” means all Persons who hold one or more shares of Company Stock as of immediately prior to the Effective Time.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“ICE” has the meaning specified in Section 5.15(f).

“Indebtedness” means, with respect to any Person as of any time, without duplication, (i) all indebtedness for borrowed money of such Person or indebtedness issued by such Person in substitution or exchange for borrowed money, (ii) indebtedness evidenced by any note, bond, debenture or other debt security, in each case, as of such time of such Person, (iii) obligations of such Person for the deferred purchase price of property or other services (other than trade payables or accruals incurred in the ordinary course of business), (iv) all obligations as lessee that are required to be capitalized in accordance with GAAP, (v) all obligations of such Person for the reimbursement of any obligor on any line or letter of credit, banker’s acceptance, guarantee or similar credit transaction, in each case, to the extent drawn or claimed against, (vi) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such Person, (vii) any premiums, prepayment fees or other penalties, fees, costs or expenses associated with payment of any Indebtedness of such Person and (viii) all obligations of the type referred to in clauses (i) – (vii) of this definition of any other Person, the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including any guarantee of such obligations. Notwithstanding anything to the contrary contained herein, “Indebtedness” of any Person shall not include any item that would otherwise constitute “Indebtedness” of such Person that is an obligation between such Person and any wholly owned Subsidiary of such Person or between any two or more wholly owned Subsidiaries of such Person.

“Indemnitee Affiliate” has the meaning specified in Section 8.02(c).

“Information or Document Request” means any request or demand for the production, delivery or disclosure of documents or other evidence, or any request or demand for the production of witnesses for interviews or depositions or other oral or written testimony, by any Regulatory Consent Authority relating to the Transactions or by any third party challenging the Transactions, including any so called “second request” for additional information or documentary material or any civil investigative demand made or issued by any Regulatory Consent Authority or any subpoena, interrogatory or deposition.

“Intellectual Property” means all intellectual property rights (including with respect to technology) created, arising, or protected under applicable Law (or any other similar statutory provision or common law doctrine in the United States or anywhere else in the world), including all: (i) patents and patent applications, (ii) trademarks, service marks, trade names, trade dress, and other indicia of commercial source or origin and general intangibles of a like nature, and all goodwill associated with any of the foregoing (collectively, “Trademarks”), (iii) copyrights and copyrightable works, works of authorship, moral rights, database and design rights, data collections, (iv) internet domain names and social media accounts, (v) trade secrets, confidential or proprietary information, and other non-public or proprietary information, including inventions, invention disclosures, inventor’s notes, designs, plans, specifications, unpatented blueprints, drawings, discoveries and improvements, know-how, manufacturing and production processes and techniques, research and development information, market know-how, customer lists, and proprietary data (collectively, “Trade Secrets”), (vi) such rights in proprietary Software and Technology, and (vii) all issuances, registrations and applications to register (including any reissuances, divisionals, continuations, continuations-in-part, revisions, renewals, extensions, and re-examinations thereof and rights to claim priority to) any of the foregoing (i) – (vi).

“Intended Tax Treatment” has the meaning specified in Section 9.04(b).

“Interim Financial Statements” has the meaning specified in Section 5.08.

“Interim Period” has the meaning specified in Section 7.01.

“IT Systems” means all computer systems, servers, networks, databases, websites, computer hardware and equipment used to process, store, maintain and operate data, information and functions that are owned, licensed or leased by a Person, including any Software embedded or installed thereon.

“JOBS Act” has the meaning specified in Section 8.13.

“Law” means any applicable statute, law, ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority.

“Leased Real Property” means all real property leased by the Company or its Subsidiaries, the Lease of which may not be terminated at will, or by giving notice of 90 days or less, without cost or penalty.

“Leases” has the meaning specified in Section 5.19.

“Licensed Intellectual Property” has the meaning specified in Section 5.20(a).

“Lien” means any mortgage, deed of trust, pledge, hypothecation, encumbrance, easement, license, option, right of first refusal, security interest or other lien of any kind.

“Malware” has the meaning specified in Section 5.20(d).

“Material Adverse Effect” means, with respect to the Company, a material adverse effect on the business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole; provided, however, that in no event would any of the following (or the effect of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Material Adverse Effect” on the business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole: (a) any change in applicable Laws or GAAP or any interpretation thereof, (b) any change in interest rates or economic, political, business, financial, commodity, currency or market conditions generally, (c) the announcement or the execution of this Agreement, the pendency or consummation of the Merger or the performance of this Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, licensors, distributors, partners, providers and employees (provided that the exceptions in this clause (c) shall not be deemed to apply to references to “Material Adverse Effect” in the representations and warranties set forth in Section 5.04 and, to the extent related thereto, the condition in Section 10.02(a)), (d) any change generally affecting any of the industries or markets in which the Company or its Subsidiaries operate or the economy as a whole, (e) the compliance with the terms of this Agreement or the taking of any action required or contemplated by this Agreement or with the prior written consent of SPAC (provided that the exceptions in this clause (e) shall not be deemed to apply to references to “Material Adverse Effect” in the representations and warranties set forth in Section 5.04 and, to the extent related thereto, the condition in Section 10.02(a)), (f) any earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster, act of God or other force majeure event, or acts of terrorism, cyberterrorism, any acts or threats of war (whether or not declared), civil unrest, civil disobedience, sabotage, cybercrime, national or international calamity, military action, outbreak of hostilities, declaration of a national emergency or any other similar event, or any change, escalation or worsening thereof after the date hereof, (g) any national or international political or social conditions in countries in which, or in the proximate geographic region of which, the Company operates, including the engagement by the United States or such other countries in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack upon the United States or such other country, or any territories, possessions, or diplomatic or consular offices of the United States or such other countries or upon any United States or such other country military installation, equipment or personnel, (h) any failure of the Company and its Subsidiaries, taken as a whole, to meet any projections, predictions, forecasts or budgets; provided, that clause (h) shall not prevent or otherwise affect a determination that any change or effect underlying such failure to meet projections, predictions or forecasts has resulted in, or contributed to, or would reasonably be expected to result in or contribute to, a Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Material Adverse Effect), (i) any epidemic, pandemic or disease outbreak or any Law, directive, pronouncement or guideline issued by a Governmental Authority, the Centers for Disease Control and Prevention, the World Health Organization or industry group providing for business closures, changes to business operations, “sheltering-in-place” or other restrictions that relate to, or arise out of, an epidemic, pandemic or disease outbreak or any change in such Law, directive, pronouncement or guideline or interpretation thereof following the date of this Agreement or the Company’s or any of its Subsidiaries’ compliance therewith, (j) any stockholder class action litigation, derivative or similar litigation arising out of or in connection with or relating to this Agreement and the Transactions, including allegations of a breach of fiduciary duty or any demand, action, claim or proceeding for appraisal of any Company Stock pursuant to the DGCL in connection with this Agreement and the Transactions, (k) the identity of, or any facts or circumstances relating to, SPAC, Merger Sub or their respective affiliates, or the availability of equity, debt or other financing to SPAC or Merger Sub, or (l) any matter set forth in the Schedules to this Agreement; provided that, in the case of clauses (a), (b), (d), (f) and (g) such changes may be taken into account to the extent (but only to the extent) that such changes have had a disproportionate impact on the Company and its Subsidiaries, taken as a whole, as compared to other competitors or comparable entities operating in the industries or markets and geographic areas in which the Company and its Subsidiaries operate.

“Material Contracts” has the meaning specified in Section 5.12.

“Merger” has the meaning specified in the Recitals hereto.

“Merger Consideration” means the number of shares of SPAC Class A Common Stock issuable to holders of Company Stock in the Merger pursuant to Article 3.

“Merger Sub” has the meaning specified in the preamble hereto.

“Most Recent Balance Sheet” has the meaning specified in Section 5.08(a).

“NRC” means the United States Nuclear Regulatory Commission or any successor agency that regulates civilian nuclear energy activities in the United States.

“Nuclear Laws” means the Atomic Energy Act of 1954, as amended, and the relevant NRC implementing regulations.

“NYSE” means the New York Stock Exchange.

“Owned Intellectual Property” means all Intellectual Property that is owned or purported to be owned by the Company or its Subsidiaries.

“Owned Real Property” means all real property owned by the Company or its Subsidiaries.

“Party” and “Parties” have the meanings specified in the preamble hereto.

“PCAOB” means the Public Company Accounting Oversight Board.

“Per Share Equity Value” means the quotient, rounded to the nearest cent ($0.01), obtained by dividing (i) the sum of (A) the Equity Value plus (B) the aggregate exercise price of all Company Options outstanding as of immediately prior to the Effective Time by (ii) the Company Total Shares.

“Per Share Merger Consideration” means, with respect to any share of Company Stock that is issued and outstanding immediately prior to the Effective Time after giving effect to the surrender and exchange of such Company Stock set forth under Section 3.01, (i) a number of shares of SPAC Class A Common Stock equal to the Exchange Ratio and (ii) the contingent right to receive the Earnout Shares in accordance with Section 3.05(a).

“Permits” has the meaning specified in Section 5.17.

“Permitted Equity Financing” means, in each case, subject to the Permitted Financing Limitations, the sale (or series of related sales) by the Company of its equity securities in a bona fide financing transaction (which, for clarity, includes issuances of additional Company SAFEs prior to Closing).

“Permitted Financing Limitations” means the following with respect to a Permitted Equity Financing: (i) the Company shall not consummate any Permitted Equity Financing without the prior written consent of SPAC (such consent not to be unreasonably withheld, conditioned or delayed); (ii) the aggregate number of securities issued or issuable by the Company in connection with all Permitted Equity Financings may not result in a change in control of the Company; (iii) no Permitted Equity Financing, alone or together with other Permitted Equity Financings, may alter the terms of this Agreement or the Transaction Agreements or delay or impair the Transactions; and (iv) any securities issued in connection with any Permitted Equity Financing shall be converted into shares of Company Common Stock prior to Closing, if applicable.

“Permitted Liens” means (i) statutory or common law Liens of mechanics, materialmen, warehousemen, landlords, carriers, repairmen, construction contractors and other similar Liens that arise in the ordinary course of business, that relate to amounts not yet delinquent or that are being contested in good faith through appropriate Actions, in each case only to the extent appropriate reserves have been established in accordance with GAAP, (ii) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business, (iii) Liens for Taxes not yet delinquent or which are being contested in good faith through appropriate Actions for which appropriate reserves have been established in accordance with GAAP, (iv) Liens, encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) that (A) are matters of record, (B) would be disclosed by a current, accurate survey or physical inspection of such real property, or (C) do not materially interfere with the present uses of such real property, (v) Liens that (A) were not incurred in connection with indebtedness for borrowed money and (B) are not material to the Company and its Subsidiaries, taken as a whole, (vi) non-exclusive licenses of Intellectual Property entered into in the ordinary course of business, (vii) Liens securing any Indebtedness of the Company and its Subsidiaries, (viii) any Lien that is disclosed on the Most Recent Balance Sheet or notes thereto (or securing liabilities reflected on such balance sheet), (ix) deemed to be created by this Agreement, any Transaction Agreement or any other document executed in connection herewith, (x) any Lien that will be released prior to the Closing, (xi) any other Liens that would not reasonably be expected to, individually or in the aggregate, materially impair the continued use and operation of the assets to which they relate in the business of the Company and its Subsidiaries as presently conducted and (xii) Liens described on Schedule 1.01(a) to the disclosure schedules of the Company.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, governmental agency or instrumentality or other entity of any kind.

“Personal Information” means, in addition to any definition for any similar term (e.g., “personal data” or “personally identifiable information”) provided by applicable Law, or by the Company or any of its Subsidiaries in any of their respective privacy policies, notices or contracts, all information that identifies, or could be used to identify, an individual person.

“Personnel IP Agreements” has the meaning specified in Section 5.20(c).

“Policies” has the meaning specified in Section 5.16.

“Privacy Laws” means any and all applicable Laws and self-regulatory guidelines (including of any applicable foreign jurisdiction) relating to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (technical, administrative and physical), disposal, destruction, disclosure or transfer (including cross-border) (collectively, “Processing”) of Personal Information, including, but not limited to, to the extent applicable, the California Consumer Privacy Act as amended by the California Privacy Rights Act (CCPA), Payment Card Industry Data Security Standard (PCI-DSS), EU General Data Protection Regulation (GDPR), Controlling the Assault of Non-Solicited Pornography and Marketing (CAN-SPAM) Act, Telephone Consumer Protection Act (TCPA), and any and all applicable Laws relating to (i) breach notification in connection with Personal Information, (ii) the use of biometric identifiers, or (iii) the use of Personal Information for marketing purposes.

“Pro Rata Share” means, for each Eligible Holder, a percentage determined by dividing (i) the total number of shares of Company Stock issued and outstanding immediately prior to the Effective Time (after giving effect to the conversion described in Section 3.01) and shares of Company Common Stock subject to vested and unexercised Company Options outstanding immediately prior to the Effective Time, in each case, held by such Eligible Holder by (ii) the total number of shares of Company Stock issued and outstanding immediately prior to the Effective Time (after giving effect to the conversion described in Section 3.01) and shares of Company Common Stock subject to vested and unexercised Company Options outstanding immediately prior to the Effective Time.

“Processing” has the meaning specified in the definition of “Privacy Laws.”

“Proxy Clearance Date” has the meaning specified in Section 9.02(a).

“Proxy Statement” has the meaning specified in Section 9.02(a).

“Registered Intellectual Property” has the meaning specified in Section 5.20(a).

“Registration Rights Agreement” has the meaning specified in the Recitals hereto.

“Registration Statement” means the Registration Statement on Form S-4, or other appropriate form determined by the Parties, including any pre-effective or post-effective amendments or supplements thereto, to be filed with the SEC by SPAC under the Securities Act with respect to SPAC Common Stock to be issued in connection with the transactions contemplated by this Agreement.

“Regulatory Consent Authorities” means the Antitrust Division of the United States Department of Justice or the United States Federal Trade Commission, as applicable.

“Regulatory Engagement Timeline” means a high-level set of objectives for the Company’s planned preapplication engagement with the NRC until the Company resubmits its combined construction and operating license application under 10 CFR Part 52.

“Representative” means, as to any Person, any of the officers, directors, managers, employees, counsel, accountants, financial advisors, and consultants of such Person.

“Restricted Cash” means any cash and cash equivalents that are not freely useable because they are subject to restrictions, limitations or Taxes on use or distribution by Law, Contract or otherwise (including any security deposits, escrows, and holdbacks).

“Schedules” means (i) the disclosure schedules of the Company and its Subsidiaries or (ii) the disclosure schedules of the SPAC Parties, as applicable.

“SEC” means the United States Securities and Exchange Commission.

“SEC Reports” has the meaning specified in Section 6.09(a).

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Laws” means the securities Laws of any state, federal or foreign entity and the rules and regulations promulgated thereunder.

“Software” means any and all (a) computer programs, including any and all software implementation of algorithms, models and methodologies, whether in source code, object code, human readable form or other form, (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (c) descriptions, flow charts and other work products used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons and (d) all documentation including user manuals and other training documentation relating to any of the foregoing.

“SPAC” has the meaning specified in the preamble hereto.

“SPAC Board Recommendation” has the meaning specified in the Recitals hereto.

“SPAC Bylaws” has the meaning specified in the Recitals hereto.

“SPAC Charter” has the meaning specified in the Recitals hereto.

“SPAC Class A Common Stock” means the Class A common stock, par value $0.0001 per share, of SPAC.

“SPAC Class B Common Stock” means the Class B common stock, par value $0.0001 per share, of SPAC.

“SPAC Closing Statement” has the meaning specified in Section 4.02.

“SPAC Common Stock” means the SPAC Class A Common Stock and the SPAC Class B Common Stock.

“SPAC Cure Period” has the meaning specified in Section 11.01(c).

“SPAC Expenses Cap” has the meaning specified in Section 12.05.

“SPAC Extension” has the meaning specified in Section 8.09(a).

“SPAC Material Adverse Effect” means, with respect to SPAC, a material adverse effect on: (i) the ability of any SPAC Party to enter into this Agreement or any Transaction Agreement and perform its respective obligations thereunder or consummate the Transactions or (ii) the business, condition (financial or otherwise), assets, liabilities or operations of SPAC, provided, however, that none of the following shall be deemed to constitute, alone or in combination, or be taken into account in the determination of whether, there has been or will be a SPAC Material Adverse Effect under this clause (ii): (a) any change in applicable Laws or GAAP or any interpretation thereof, (b) any change in interest rates or economic, political, business, financial, commodity, currently or market conditions generally, (c) any actions taken or not taken by SPAC, or such other changes or events, in each case, which (I) the Company has consented in writing or (II) are required by this Agreement and (d) the announcement or the execution of this Agreement, the pendency or consummation of the Merger or the performance of this Agreement (provided that the exceptions in this clause (d) shall not be deemed to apply to references to “SPAC Material Adverse Effect” in the representations and warranties set forth in Section 6.03 and, to the extent related thereto, the condition in Section 10.03(a)); provided that, in the case of clauses (a) and (b) such changes may be taken into account to the extent (but only to the extent) that such changes have had a disproportionate impact on SPAC, as compared to other competitors or comparable entities operating in the industries or markets in which SPAC operates.

“SPAC Organizational Documents” means the Existing SPAC Certificate of Incorporation and SPAC’s bylaws, as amended and in effect on the date hereof.

“SPAC Parties” means SPAC and Merger Sub.

“SPAC Party Representations” means the representations and warranties of SPAC and Merger Sub expressly and specifically set forth in Article 6 of this Agreement, as qualified by the Schedules.

“SPAC Preferred Stock” means the preferred stock, par value $0.0001 per share, of SPAC.

“SPAC Specified Representations” has the meaning specified in Section 10.03(a)(i).

“SPAC Stockholder Matters” has the meaning specified in Section 9.02(a).

“SPAC Stockholder Redemption” has the meaning specified in Section 9.02(a).

“SPAC Stockholders” means the holders of shares of SPAC Common Stock.

“SPAC Transaction Expenses” means all fees, costs and expenses of SPAC incurred prior to and through the Closing Date in connection with the negotiation, preparation and execution of this Agreement, the other Transaction Agreements, the performance and compliance with all Transaction Agreements and conditions contained herein to be performed or complied with at or before Closing, and the consummation of the Transactions, including, subject to Section 12.05, any (i) fees, costs and expenses related to the D&O Tail, (ii) deferred underwriting fees, (iii) fees, costs, expenses and disbursements of counsel, accountants, advisors and consultants of SPAC, whether paid or unpaid prior to the Closing, and (iv) the repayment amount of the Extension Promissory Note. For the avoidance of doubt, (a) the Stockholder Action Expenses, (b) up to $1,500,000 of Sponsor’s working capital loan to SPAC (provided such loan will not be repaid in the form of cash), and (c) any Excise Tax payable by SPAC shall expressly be excluded and shall not be deemed SPAC Transaction Expenses.

“Special Meeting” has the meaning specified in Section 9.02(e).

“Sponsor” means AltC Sponsor LLC, a Delaware limited liability company.

“Sponsor Agreement” means that certain Amended and Restated Letter Agreement, dated as of the date hereof, by and among Sponsor, SPAC and the other parties thereto, as amended, restated, modified or supplemented from time to time.

“Stock Exchange” means the NYSE or such other stock exchange as the Company and SPAC may mutually agree prior to the Closing.

“Stockholder Action” has the meaning specified in Section 9.07.

“Stockholder Action Expenses” has the meaning specified in Section 9.07.

“Subsidiary” means, with respect to a Person, any corporation or other organization (including a limited liability company, exempted company, partnership or such other entity), whether incorporated or unincorporated, of which such Person directly or indirectly owns or controls a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization or any organization of which such Person or any of its Subsidiaries is, directly or indirectly, a general partner or managing member.

“Surviving Entity” has the meaning specified in the Recitals hereto.

“Surviving Provisions” has the meaning specified in Section 11.02.

“Tax” or “Taxes” means (i) any and all federal, state, provincial, territorial, local, non-U.S. and other net income tax, alternative or add-on minimum tax, franchise tax, gross income, adjusted gross income or gross receipts tax, employment related tax (including employee withholding or employer payroll tax) ad valorem, transfer, franchise, license, excise, severance, stamp, occupation, premium, personal property, real property, capital stock, profits, disability, registration, value added, estimated, customs duties, and sales or use tax, or other tax or like assessment in the nature of a tax (whether payable directly or by withholding), in each case that is imposed by a Governmental Authority. (ii) any interest, penalties, addition to tax or additional amounts relating to any items in clause (i) or this clause (ii), and (iii) any liability for any items described in clauses (i) and (ii) of this definition payable by reason of Contract, assumption, transferee or successor liability, operation of applicable Law, or Treasury Regulations Section 1.1502-6(a) (or any similar provision of Law or any predecessor or successor thereof) or otherwise.

“Tax Return” means any return, report, statement, refund, claim, declaration, information return, statement, estimate or other document filed or required to be filed with a Governmental Authority in respect of Taxes, including any schedule or attachment thereto and including any amendments thereof.

“Technology” means, collectively, all Software, information, formulae, algorithms, procedures, methods, techniques, research and development, technical data, programs, subroutines, tools, materials, processes, apparatus, creations, and other similar materials, and all recordings, graphs, reports, analyses, and other writings, and other tangible embodiments of the foregoing, in any form whether or not specifically listed herein, and all related technology, that are used in, incorporated in, embodied in, displayed by or related to, or are used in connection with the foregoing.

“Terminating Company Breach” has the meaning specified in Section 11.01(b).

“Terminating SPAC Breach” has the meaning specified in Section 11.01(c).

“Termination Date” has the meaning specified in Section 11.01(b).

“Transaction Agreements” shall mean this Agreement, the Sponsor Agreement, the Registration Rights Agreement, the Company Voting and Support Agreements, the SPAC Charter, the SPAC Bylaws and all of the agreements, documents, instruments and certificates entered into in connection herewith or therewith and any and all exhibits and schedules thereto.

“Transactions” means the transactions contemplated by this Agreement and the Transaction Agreements, including the Merger.

“Treasury Regulations” means the regulations promulgated under the Code.

“Triggering Event I” means the earliest of the following to occur during the Earnout Period: (a) the date on which the closing stock price of SPAC Class A Common Stock is greater than or equal to $12.00 per share for twenty (20) trading days within any sixty (60) consecutive trading day period or (b) a Change in Control of SPAC pursuant to which stockholders of SPAC Class A Common Stock have the right to receive consideration implying a value per share greater than or equal to $12.00.

“Triggering Event II” means the earliest of the following to occur during the Earnout Period: (a) the date on which the closing stock price of SPAC Class A Common Stock is greater than or equal to $14.00 per share for twenty (20) trading days within any sixty (60) consecutive trading day period or (b) a Change in Control of SPAC pursuant to which stockholders of SPAC Class A Common Stock have the right to receive consideration implying a value per share greater than or equal to $14.00.

“Triggering Event III” means the earliest of the following to occur during the Earnout Period: (a) the date on which the closing stock price of SPAC Class A Common Stock is greater than or equal to $16.00 per share for twenty (20) trading days within any sixty (60) consecutive trading day period or (b) a Change in Control of SPAC pursuant to which stockholders of SPAC Class A Common Stock have the right to receive consideration implying a value per share greater than or equal to $16.00.

“Triggering Events” means Triggering Event I, Triggering Event II and Triggering Event III, collectively.

“Trust Account” has the meaning specified in Section 6.07.

“Trust Agreement” has the meaning specified in Section 6.07.

“Unaudited Financial Statements” has the meaning specified in Section 5.08.

“Trustee” has the meaning specified in Section 6.07.

“WARN Act” has the meaning specified in Section 5.14(b).

“Written Consent” has the meaning specified in Section 9.02(f).

“Written Consent Failure” has the meaning specified in Section 9.02(f).

Section 1.02.Construction.

(a)Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (iv) the terms “Article”, “Section”, “Schedule”, “Exhibit” and “Annex” refer to the specified Article, Section, Schedule, Exhibit or Annex of or to this Agreement unless otherwise specified, (v) the word “including” shall mean “including without limitation,” (vi) the word “or” shall be disjunctive but not exclusive, and (vii) the phrase “to the extent” means the degree to which a thing extends (rather than if).

(b)When used herein, “ordinary course of business” means an action taken, or omitted to be taken, in the ordinary and usual course of the Company’s and its Subsidiaries’ business, consistent with past practice.

(c)Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto.

(d)Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(e)The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent and no rule of strict construction shall be applied against any Party.

(f)Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(g)All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(h)The phrases “provided to,” “furnished to,” “made available” and phrases of similar import when used herein, unless the context otherwise requires, means that a copy of the information or material referred to has been provided no later than 9:00 a.m. (New York Time) on the day immediately prior to the date of this Agreement to the Party to which such information or material is to be provided or furnished (i) in the virtual “data room” set up by the Company in connection with this Agreement or (ii) by delivery to such Party or its legal counsel via electronic mail or hard copy form.

Section 1.03.Knowledge. As used herein, the phrase “to the knowledge” shall mean the actual knowledge of, in the case of the Company, Jacob DeWitte and Caroline Cochran and, in the case of the SPAC Parties, Michael Klein and Lee Jay Taragin.

Section 1.04.Equitable Adjustments. If, between the date of this Agreement and the Closing, the outstanding Company Stock or shares of SPAC Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock or share dividend, subdivision, reclassification, reorganization, recapitalization, split, combination or exchange of shares, or any similar event shall have occurred, or if there shall have been any breach by SPAC with respect to its covenant not to issue shares of SPAC Common Stock or rights to acquire SPAC Common Stock, then any number, value (including dollar value) or amount contained herein which is based upon the number of shares of Company Stock or shares of SPAC Common Stock, as applicable, will be appropriately adjusted to provide to the holders of Company Stock or SPAC Stockholders, as applicable, the same economic effect as contemplated by this Agreement prior to such event; provided, however, that this Section 1.04 shall not be construed to permit SPAC, the Company or Merger Sub to take any action with respect to their respective securities that is prohibited by the terms and conditions of this Agreement. For the avoidance of doubt, there shall be no adjustment made pursuant to this Section 1.04 as a result of any SPAC Stockholders exercising their redemption rights in connection with the SPAC Extension.

ARTICLE 2

The Merger

Section 2.01.The Merger. At the Effective Time, on the terms and subject to the conditions set forth herein and in accordance with the applicable provisions of the DGCL, Merger Sub and the Company shall consummate the Merger, pursuant to which Merger Sub shall be merged with and into the Company, following which the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Entity after the Merger and as a direct, wholly owned subsidiary of SPAC (provided that references to the Company for periods after the Effective Time shall include the Surviving Entity).

Section 2.02.Effective Time. On the terms and subject to the conditions set forth herein, on the Closing Date, the Company and Merger Sub shall cause the Merger to be consummated by executing a certificate of merger in substantially the form of Exhibit E attached hereto (the “Certificate of Merger”), and filing such Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the applicable provision of the DGCL (the time of such filing, or such later time as may be agreed in writing by the Company and SPAC and specified in such filing, being the “Effective Time”).

Section 2.03.Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of Merger Sub and the Company shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Surviving Entity, which shall include the assumption by the Surviving Entity of any and all agreements, covenants, duties and obligations of Merger Sub and the Company set forth in this Agreement to be performed after the Effective Time.

Section 2.04.Governing Documents; Registration Rights Agreement.

(a)Subject to Section 8.02, at the Effective Time, the certificate of incorporation of the Surviving Entity shall be amended and restated to be in the form attached to the Certificate of Merger.

(b)At the Effective Time, the bylaws of the Surviving Entity shall be amended to read the same as the bylaws of Merger Sub as in effect immediately prior to the Effective Time.

(c)At the Closing, SPAC, Sponsor and those equityholders of the Company listed on Schedule 2.04(c) to this Agreement shall deliver to the Company a copy of the Registration Rights Agreement duly executed by SPAC, Sponsor and the equityholders of the Company party thereto.

Section 2.05.Directors and Officers of the Surviving Entity.

(a)Prior to the Effective Time, each of SPAC and Merger Sub shall cause the individuals identified in writing by the Company prior to the Closing to be designated or appointed as the directors and officers of Merger Sub, as applicable, effective as of immediately prior to the Effective Time. Immediately after the Effective Time, the board of directors and officers of the Surviving Entity shall be the board of directors and officers of Merger Sub immediately prior to the Effective Time.

(b)The Parties shall use reasonable best efforts to cause the individuals nominated for election in the Registration Statement to comprise the board of directors of the SPAC immediately following the Effective Time, each to hold office in accordance with the DGCL, the SPAC Charter and the SPAC Bylaws and until their respective successors are duly elected or appointed and qualified.

Section 2.06.Further Assurances. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Entity following the Merger with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the applicable directors and officers of the Company and Merger Sub (or their designees) are fully authorized in the name of their respective corporations/companies or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

ARTICLE 3

Merger Consideration; Conversion of Securities

Section 3.01.Conversion of Company Preferred Stock and Company SAFEs. The Company shall take all actions necessary or appropriate so that, immediately prior to the Closing, (i) all of the Company Preferred Stock shall be converted into Company Common Stock in accordance with the terms of the Company Certificate of Incorporation and (ii) all of the Company SAFEs shall be converted into Company Common Stock in accordance with the terms of the Company SAFEs. All of the Company Preferred Stock and Company SAFEs converted into Company Common Stock shall no longer be outstanding, shall be deemed cancelled and terminated, as applicable, and each holder of Company Preferred Stock and Company SAFEs shall thereafter cease to have any rights with respect to such Company Preferred Stock and Company SAFEs.

Section 3.02.Effect of Merger on Company Stock. On the terms and subject to the conditions set forth herein, at the Effective Time, by virtue of the Merger and without any further action on the part of any Party, any Holder or SPAC Stockholder, the following shall occur:

(a)Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Excluded Shares and Dissenting Shares, and after giving effect to the conversion described in Section 3.01) will be automatically surrendered and shall cease to exist, and be exchanged for the right to receive the Per Share Merger Consideration, in each case in accordance with the terms of this Agreement. From and after the Effective Time, such Person that, immediately prior to the Effective Time, was registered as a holder of the Company Common Stock (other than Excluded Shares and Dissenting Shares, and after giving effect to the conversion described in Section 3.01) in the share transfer books of the Company shall thereafter cease to be a stockholder of the Company and only have the right to receive the Per Share Merger Consideration in accordance with the terms of this Agreement. At the Effective Time, the share transfer books of the Company shall be closed, and no transfer of Company Common Stock shall be made thereafter.

(b)Each issued and outstanding share of common stock of Merger Sub shall be converted into and become one validly issued, fully paid and nonassessable common share, par value US $0.0001 per share, of the Surviving Entity, which shall constitute the only outstanding shares of the Surviving Entity. From and after the Effective Time, all certificates and book-entry notations representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of common shares of the Surviving Entity into which they were converted in accordance with the immediately preceding sentence.

(c)Each share of Company Stock held in the Company’s treasury or owned by SPAC, Merger Sub or the Company immediately prior to the Effective Time (each, an “Excluded Share”) shall automatically be cancelled and surrendered (as applicable) and no consideration shall be paid or payable with respect thereto.

Section 3.03.Treatment of Company Equity Awards.

(a)Company Options. At the Effective Time, by virtue of the Merger and without any further action on the part of any Party, the Company Stock Plans shall be assumed by the SPAC. At the Effective Time, each Company Option shall, by virtue of the Merger and without any further action on the part of any Party or the holder thereof, (i) whether such Company Option is vested or unvested, be assumed by SPAC and become, as of the Effective Time, an option (an “Assumed Option”) to purchase, on the same terms and conditions (including applicable vesting, exercise and expiration provisions) as applied to each such Company Option immediately prior to the Effective Time, shares of SPAC Class A Common Stock, except that (A) the number of shares of SPAC Class A Common Stock subject to such Assumed Option shall equal the product of (x) the number of shares of Company Common Stock that were subject to such Company Option immediately prior to the Effective Time, multiplied by (y) the Exchange Ratio, rounded down to the nearest whole share, and (B) the per-share exercise price shall equal the quotient of (1) the exercise price per share of Company Common Stock at which such Company Option was exercisable immediately prior to the Effective Time, divided by (2) the Exchange Ratio, rounded up to the nearest whole cent and (ii) solely in the case of Company Options that are vested as of immediately prior to the Effective Time (after taking into consideration any acceleration required by the terms of the Assumed Option in effect as of the date of this Agreement), have the contingent right to receive the Earnout Shares in accordance with Section 3.05; provided that each Company Option (A) which is an “incentive stock option” (as defined in Section 422 of the Code) shall be adjusted in accordance with the requirements of Section 424 of the Code and (B) shall be adjusted in a manner that complies with Section 409A of the Code.

Section 3.04.Dissenting Shares. Notwithstanding anything to the contrary contained in this Agreement, and to the extent available under the DGCL, shares of Company Stock that are issued and outstanding immediately prior to the Effective Time and that are held by stockholders who shall have neither voted in favor of the Merger nor consented thereto in writing and who shall have demanded properly in writing appraisal or dissenters’ rights for such Company Stock in accordance with Section 262 of the DGCL (collectively, the “Dissenting Shares”; holders of Dissenting Shares being referred to as “Dissenting Stockholders”), and otherwise complied with all of the provisions of the DGCL relevant to the exercise and perfection of appraisal rights, shall not be converted into, and such Dissenting Stockholders shall have no right to receive, the applicable Per Share Merger Consideration as provided in Section 3.02(a) unless and until such Dissenting Stockholder fails to perfect or withdraws or otherwise loses his, her or its right to appraisal and payment under the DGCL. Notwithstanding the foregoing, if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to dissent under Section 262 of the DGCL, and such holder’s Dissenting Shares shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the applicable Per Share Merger Consideration, without any interest thereon, upon surrender, if applicable, in the manner provided in Section 3.02(a), without interest or any other payments. The Company shall serve prompt notice to SPAC of any notices of objection, notices of dissent or demands for fair value under Section 262 of the DGCL of any of the Company Stock, attempted withdrawals of such notices or demands and any other instruments served pursuant to the DGCL and received by the Company, and SPAC shall have the right to participate in all negotiations and proceedings with respect to such notices and demands. The Company shall not, without the prior written consent of SPAC (which consent shall not be unreasonably withheld, conditioned or delayed), or as otherwise required under the DGCL, make any payment with respect to, or settle or offer to settle, any such notices or demands, or agree to do or commit to do any of the foregoing. Company Stockholder Approval.

Section 3.05.Earnout.

(a)Following the Closing, and as additional consideration for the Transactions, within five (5) Business Days after the occurrence of a Triggering Event, SPAC shall issue or cause to be issued to each Eligible Holder (in accordance with its respective Pro Rata Share), the following shares of SPAC Class A Common Stock (which shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to SPAC Class A Common Stock occurring on or after the Closing (other than the conversion of SPAC

Common Stock held by Sponsor into SPAC Class A Common Stock at the Closing), the “Earnout Shares”), upon the terms and subject to the conditions set forth in this Agreement and the Transaction Agreements:

(i)Upon the occurrence of Triggering Event I, a one-time issuance of 7,500,000 Earnout Shares;

(ii)Upon the occurrence of Triggering Event II, a one-time issuance of 5,000,000 Earnout Shares; and

(iii)Upon the occurrence of Triggering Event III, a one-time issuance of 2,500,000 Earnout Shares.

(b)For the avoidance of doubt, the Eligible Holders shall be entitled to receive Earnout Shares upon the occurrence of each Triggering Event; provided, however, that each Triggering Event shall only occur once, if at all, and in no event shall the Eligible Holders be entitled to receive more than an aggregate of 15,000,000 Earnout Shares.

(c)The SPAC Class A Common Stock price targets set forth in the definitions of Triggering Event I, Triggering Event II and Triggering Event III shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to SPAC Class A Common Stock occurring on or after the Closing (other than the conversion of SPAC Class B Common Stock held by Sponsor into SPAC Class A Common Stock at the Closing).

(d)Unless otherwise required by a Tax authority in connection with a good faith resolution of a Tax audit or other examination, the Parties acknowledge and agree (i) that any Earnout Shares paid to the Eligible Holders shall be treated as additional consideration for the Company Stock for all income Tax purposes (other than to the extent treated as interest under Section 483 of the Code or any similar provision of the Code), and (ii) to prepare and file all Tax Returns consistent with such Tax treatment.

Section 3.06.Exchange Pool.

(a)Immediately prior to or at the Effective Time, SPAC shall deposit, or cause to be deposited, with Continental Stock Transfer & Trust Company (the “Exchange Agent”) evidence in book-entry form of shares of SPAC Class A Common Stock representing the number of shares of SPAC Class A Common Stock sufficient to deliver the Merger Consideration (the “Exchange Pool”).

(b)Notwithstanding anything to the contrary contained herein, no fraction of a share of SPAC Class A Common Stock will be issued by virtue of this Agreement or the Transactions, and each Holder who would otherwise be entitled to a fraction of a share of SPAC Class A Common Stock (after aggregating all shares of SPAC Class A Common Stock to which such Holder otherwise would be entitled) shall instead have the number of shares of SPAC Class A Common Stock issued to such Holder rounded up or down to the nearest whole share of SPAC Class A Common Stock (with 0.5 of a share or greater rounded up), as applicable.

(c)Promptly following the earlier of (i) the date on which the entire Exchange Pool has been disbursed and (ii) the date which is six (6) months after the Effective Time, SPAC shall instruct the Exchange Agent to deliver to SPAC any remaining portion of the Exchange Pool and other documents in its possession relating to the Transactions, and the Exchange Agent’s duties shall terminate. Thereafter, each Holder may look only to SPAC (subject to applicable abandoned property, escheat or other similar Laws), as general creditors thereof, for satisfaction of such Holder’s claim for Merger Consideration that such Holder may have the right to receive pursuant to Section 3.02 without any interest thereon.

(d)None of the Company, SPAC, the Surviving Entity or the Exchange Agent shall be liable to any Person for any portion of the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Notwithstanding any other provision of this Agreement, any portion of the Merger Consideration that remains undistributed to the Holders as of immediately prior to the date on which the Merger Consideration would otherwise escheat to or become the property of any Governmental Authority shall, to the extent permitted by applicable Law, become the property of the SPAC, free and clear of all claims or interest of any Person previously entitled thereto.

Section 3.07.Withholding Rights. Notwithstanding anything in this Agreement to the contrary, SPAC, Merger Sub, the Company, the Surviving Entity and their respective Affiliates shall be entitled to deduct and withhold from amounts otherwise payable pursuant to this Agreement any amount required to be deducted and withheld with respect to the making of such payment under applicable Law; provided, however, that if SPAC, Merger Sub, any of their respective Affiliates, or any party acting on their behalf determines that any payment hereunder is subject to deduction and/or withholding, then SPAC shall, prior to so deducting and/or withholding, (a)

provide written notice to the Company as soon as reasonably practicable after such determination and (b) consult and cooperate with the Company in good faith to reduce or eliminate any such deduction or withholding to the extent permitted by applicable Law. To the extent that amounts are so withheld and paid over to the appropriate Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Any amounts so withheld shall be timely remitted to the applicable Governmental Authority.

ARTICLE 4

Closing; Closing Statement

Section 4.01.Closing. On the terms and subject to the conditions set forth in this Agreement, the closing of the Transactions (the “Closing”) shall take place (a) electronically by the mutual exchange of electronic signatures (including portable document format (.PDF)) commencing as promptly as practicable (and in any event no later than 10:00 a.m. Eastern Time on the third (3rd) Business Day) following the satisfaction or (to the extent permitted by applicable Law) waiver of the conditions set forth in Article 10 (other than those conditions that by their terms or nature are to be satisfied at the Closing; provided that such conditions are satisfied or (to the extent permitted by applicable Law) waived at the Closing) or (b) at such other place, time or date as SPAC and the Company may mutually agree in writing. The date on which the Closing shall occur is referred to herein as the “Closing Date.”

Section 4.02.SPAC Closing Statement. At least two (2) Business Days prior to the Special Meeting and in any event not earlier than the time that holders of SPAC Class A Common Stock may no longer elect redemption in accordance with the SPAC Stockholder Redemption, SPAC shall prepare and deliver to the Company a statement (the “SPAC Closing Statement”) setting forth in good faith: (a) the aggregate amount of cash in the Trust Account (prior to giving effect to the SPAC Stockholder Redemption); (b) the aggregate amount of all payments required to be made in connection with the SPAC Stockholder Redemption; (c) the Available Closing SPAC Cash resulting therefrom; (d) the repayment amount (if any) pursuant to the Extension Promissory Note and (e) the number of shares of SPAC Class A Common Stock to be outstanding as of the Closing after giving effect to the SPAC Stockholder Redemption, in each case, including reasonable supporting detail therefor. The SPAC Closing Statement and each component thereof shall be prepared and calculated in accordance with the definitions contained in this Agreement. From and after delivery of the SPAC Closing Statement until the Closing, SPAC shall (x) cooperate with and provide the Company and its Representatives all information reasonably requested by the Company or any of its Representatives and within SPAC’s or its Representatives’ possession or control in connection with the Company’s review of the SPAC Closing Statement and (y) consider in good faith any comments to the SPAC Closing Statement provided by the Company, which comments the Company shall deliver to SPAC no less than two (2) Business Days prior to the Closing Date, and SPAC shall revise such SPAC Closing Statement to incorporate any changes SPAC reasonably determines are necessary or appropriate given such comments.

Section 4.03.Company Closing Statement. At least two (2) Business Days prior to the Closing Date, the Company shall prepare and deliver to SPAC a statement (the “Company Closing Statement”) setting forth in good faith as of the Closing Date: (a) the aggregate number of shares of Company Common Stock issued and outstanding; (b) the aggregate number of shares of Company Preferred Stock (by series) and the Company SAFEs issued and outstanding (in the case of (a) and (b), prior to giving effect to the conversion of Company Preferred Stock and Company SAFEs set forth under Section 3.01); (c) the aggregate number of shares of Company Common Stock to be outstanding after giving effect to the conversion set forth under Section 3.01; (d) the aggregate number of shares of Company Common Stock underlying vested and unvested Company Options issued and outstanding and the exercise prices therefor; (e) the Company’s calculation of the Equity Financing Amount, if any; (f) the Company’s calculation of the Per Share Equity Value; (g) the Company’s calculation of the Exchange Ratio; and (h) the Company’s calculation of the Pro Rata Share of each Eligible Holder, in each case, including reasonable supporting detail therefor. From and after delivery of the Company Closing Statement until the Closing, the Company shall (x) cooperate with and provide SPAC and its Representatives all information reasonably requested by SPAC or any of its Representatives and within the Company’s or its Representatives’ possession or control in connection with SPAC’s review of the Company Closing Statement and (y) consider in good faith any comments to the Company Closing Statement provided by SPAC, which comments SPAC shall deliver to the Company no less than two (2) Business Days prior to the Closing Date, and the Company shall revise such Company Closing Statement to incorporate any changes the Company reasonably determines are necessary or appropriate given such comments.

ARTICLE 5

Representations and Warranties of the Company

Except as set forth in the Schedules to this Agreement dated as of the date of this Agreement (each of which qualifies (a) the correspondingly numbered representation, warranty or covenant if specified therein and (b) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent), the Company represents and warrants to SPAC as follows:

Section 5.01.Corporate Organization of the Company. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has the requisite power and authority to own, operate and lease its properties, rights and assets and to conduct its business as it is now being conducted, except as would not be material to the Company. The Company Certificate of Incorporation, as in effect on the date hereof, previously made available by the Company to SPAC (a) is true, correct and complete, (b) is in full force and effect, and (c) has not been amended. The Company is duly licensed or qualified and in good standing as a foreign entity in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company is not in violation of any of the provisions of the Company Certificate of Incorporation.

Section 5.02.Subsidiaries. The Subsidiaries of the Company as of the date of this Agreement are set forth on Schedule 5.02 to the disclosure schedules of the Company. The Subsidiaries have been duly formed or organized, are validly existing under the laws of their jurisdiction of incorporation or organization and have the power and authority to own, operate and lease their properties, rights and assets and to conduct their business as it is now being conducted, except as would not be material to the Company and its Subsidiaries, taken as a whole. Each Subsidiary is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be in good standing or so licensed or qualified, except where the failure to be in good standing or so licensed or qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The respective jurisdiction of incorporation or organization of each Subsidiaries is identified on Schedule 5.02 to the disclosure schedules of the Company.

Section 5.03.Due Authorization. The Company has the requisite power and authority to execute and deliver this Agreement and each Transaction Agreement to which it is a party and (subject to the approvals described in Section 5.05), subject to obtaining the Company Stockholder Approval, to perform all obligations to be performed by it hereunder and thereunder and to consummate the Transactions. Upon the execution and delivery of the Company Voting and Support Agreements by certain Holders, such Holders will have agreed to vote in favor of the approval of this Agreement and the Transactions, including the Merger, and such approval will be sufficient to duly obtain the Company Stockholder Approval. Other than the Company Stockholder Approval, no other corporate proceeding on the part of the Company is necessary to authorize this Agreement or such Transaction Agreements or the Company’s performance hereunder or thereunder. This Agreement has been, and each such Transaction Agreement (when executed and delivered by the Company) will be, duly and validly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery by each other party hereto and thereto, this Agreement constitutes, and each such Transaction Agreement will constitute, a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting or relating to creditors’ rights generally and subject, as to enforceability, to the remedy of specific performance and injunctive and other forms of equitable relief which may be subject to equitable defenses, general principles of equity and to the discretion of the court before which any proceeding therefor may be brought, whether such enforceability is considered in a proceeding in equity or at Law (the “Enforceability Exceptions”).

Section 5.04.No Conflict. Subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 5.05 and upon receipt of the Company Stockholder Approval, the execution, delivery and performance of this Agreement and each Transaction Agreement to which it is party by the Company and the consummation of the Transactions do not and will not (a) conflict with or violate any provision of, or result in the breach of or default under, the Company Certificate of Incorporation or the Company’s bylaws, (b) violate any provision of, or result in the breach of or default by the Company under, or require any filing, registration or qualification under, any applicable Law, (c) require any consent, waiver or other action by any Person under, violate, or result in a breach of, constitute a default under, result in the acceleration, cancellation, termination or modification of, or create in any party the right to accelerate, terminate, cancel or modify, the terms, conditions or provisions of any Material Contract, including to any payment, posting of collateral (or right to require the posting of collateral), time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to the terms, conditions or provisions of any such Material Contract, (d) result in the creation of any Lien upon any of the properties, rights or assets of the Company or any of its Subsidiaries other than Permitted Liens, (e) constitute an event which, after notice or lapse of time or both, would result in any such violation, breach, termination, acceleration, modification, cancellation or creation of a Lien other than Permitted Liens or (f) result in a violation or revocation of any license, permit or approval from any Governmental Authority or other Person, except, in each of cases (a) through (f), for such violations, conflicts, breaches, defaults or failures to act that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 5.05.Governmental Authorities; Consents. Assuming the truth and completeness of the representations and warranties of the SPAC Parties contained in this Agreement, no action by, notice to, consent, approval, waiver, permit or authorization of, or designation, declaration or filing with, any Governmental Authority is required on the part of the Company with respect to the Company’s execution, delivery and performance of this Agreement and the Transaction Agreements to which the Company is a party and the consummation of the Transactions, except for (a) applicable requirements of the HSR Act, (b) the filing of the Certificate of Merger in accordance with the DGCL, (c) any actions, consents, approvals, permits or authorizations, designations, declarations or filings, the absence of which would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Company to perform or comply with on a timely basis any material obligation under this Agreement or to consummate the Transactions in accordance with the terms hereof and (d) as otherwise disclosed on Schedule 5.05 to the disclosure schedules of the Company.

Section 5.06.Current Capitalization.

(a)As of the date hereof, the authorized capital stock of the Company consists of: (i) 14,000,000 shares of Company Common Stock; and (ii) 7,000,000 shares of Company Preferred Stock, of which (A) 4,526,703 shares are designated as Company Series A-1 Preferred Stock; (B) 55,135 shares are designated as Company Series A-2 Preferred Stock; and (C) 2,004,043 shares are designated as Company Series A-2 Preferred Stock.

(b)As of one (1) Business Day prior to the date hereof, there were: (i) 4,771,025 shares of Company Common Stock issued and outstanding; (ii) 4,526,703 shares of Company Series A-1 Preferred Stock issued and outstanding; (iii) 55,135 shares of Company Series A-2 Preferred Stock issued and outstanding; and (iv) 2,004,043 shares of Company Series A-3 Preferred Stock issued and outstanding. All of the issued and outstanding shares of Company Stock have been duly authorized and validly issued and are fully paid and nonassessable.

(c)As of one (1) Business Day prior to the date hereof, there were outstanding (i) Company Options to purchase an aggregate of 1,127,377 shares of Company Common Stock (of which options to purchase an aggregate of 460,462 shares of Company Common Stock were vested and exercisable), and (ii) 293,097 additional shares of Company Common Stock were reserved for issuance pursuant to the Company Stock Plans.

(d)Schedule 5.06(d) to the disclosure schedules of the Company sets forth a complete and correct list of each Company SAFE as of one (1) Business Day prior to the date of this Agreement.

(e)As of the date hereof, other than the (x) Company Options, (y) Company Preferred Stock and (z) Company SAFEs, there are (i) no subscriptions, calls, options, warrants, rights (including preemptive rights), puts or other securities convertible into or exchangeable or exercisable for Company Common Stock or the equity interests of the Company, or any other Contracts to which the Company is a party or by which the Company is bound obligating the Company to issue or sell any shares of, other equity interests in or debt securities of, the Company and (ii) no equity equivalents, stock or stock appreciation rights, phantom stock or stock ownership interests or similar rights in the Company. As of the date hereof, there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any securities or equity interests of the Company. There are no outstanding bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the Company’s stockholders may vote. Other than the Company Stockholder Agreement and the Company Voting and Support Agreements, the Company is not party to any stockholders agreement, voting agreement, proxies, registration rights agreement or other similar agreements relating to its equity interests.

Section 5.07.Capitalization of Subsidiaries. The issued share capital, stock or other equity interests of each of the Company’s Subsidiaries have been duly authorized and validly issued and are fully paid and nonassessable. All of the ownership interests in each Subsidiary of the Company are owned by the Company, directly or indirectly, free and clear of any Liens (other than the restrictions under applicable Securities Laws) and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such ownership interests) and have not been issued in violation of preemptive or similar rights. As of the date hereof, there are (a) no subscriptions, calls, options, warrants, rights (including preemptive rights), puts or other securities convertible into or exchangeable or exercisable for the equity interests of any Subsidiary of the Company, or any other Contracts to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound obligating the Company or any of its Subsidiaries to issue or sell any shares, stock, or other equity interests in or debt securities of, any Subsidiary of the Company and (b) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in any Subsidiary of the Company (the items in clauses (a) and (b), in addition to all ownership interests of the Company’s Subsidiaries, being referred to collectively as the “Company Subsidiary Securities”). As of the date hereof, there are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any securities or equity interests of any Subsidiary of the Company. Other than the Company Stockholder Agreements and the Company Voting and Support Agreements, the Company and its Subsidiaries are not party to any stockholders agreement, voting agreement, proxies, registration rights agreement or other similar agreements relating to the equity interests of any Subsidiary of the Company. Except for the Company Subsidiary Securities, neither the Company nor any of its Subsidiaries owns any equity, ownership, profit, voting or similar interest in or any interest convertible, exchangeable or exercisable for, any equity, profit, voting or similar interest in, any Person. No shares of treasury stock are held by any Subsidiary of the Company.

Section 5.08.Financial Statements.

(a)Attached as Schedule 5.08 to the disclosure schedules of the Company are true, correct, accurate and complete copies of (i) the unaudited consolidated balance sheets of the Company and its Subsidiaries as at December 31, 2021 and December 31, 2022, and the related unaudited consolidated statements of operations, stockholders’ equity and cash flows for the years then ended (the “Unaudited Financial Statements”), and (ii) the unaudited consolidated condensed balance sheet of the Company and its Subsidiaries as at March 31, 2023 and the related unaudited consolidated condensed statements of operations and cash flows for the 3 month period then ended (such March 31, 2023 balance sheet of the Company and its Subsidiaries, the “Most Recent Balance Sheet”) (the “Interim Financial Statements” and, together with the Unaudited Financial Statements, the “Financial Statements”).

(b)The Financial Statements present fairly, in all material respects, the consolidated financial position, cash flows and results of operations of the Company and its Subsidiaries as of the dates and for the periods indicated in such Financial Statements in conformity with GAAP consistently applied in all material respects throughout the periods covered thereby (except for the absence of footnotes and other presentation items and for normal and recurring year-end adjustments, in each case, the impact of which is not material).

Section 5.09.Undisclosed Liabilities. As of the date of this Agreement, neither the Company nor any of its Subsidiaries has any liability, debt or obligation, whether accrued, contingent, absolute, determined, determinable or otherwise, required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for liabilities, debts or obligations (a) reflected or reserved for in the Financial Statements or disclosed in any notes thereto, (b) that have arisen since December 31, 2022 in the ordinary course of business of the Company and its Subsidiaries, (c) arising under this Agreement and/or the performance by the Company of its obligations hereunder, including Company Transaction Expenses, (d) disclosed in the Schedules, or (e) that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 5.10.Litigation and Proceedings. As of the date of this Agreement, there are no pending or, to the knowledge of the Company, threatened in writing Actions against the Company or any of its Subsidiaries or any of their properties, rights or assets that constitutes a Material Adverse Effect. As of the date of this Agreement, there is no Governmental Order imposed upon or, to the knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries or any of their properties, rights or assets that constitutes a Material Adverse Effect. As of the date of this Agreement, there is no unsatisfied judgment or any open injunction binding upon the Company or its Subsidiaries which would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Company to enter into and perform its obligations under this Agreement.

Section 5.11.Compliance with Laws. Except with respect to compliance with Environmental Laws (which are the subject of Section 5.24) and compliance with Tax Laws (which are the subject of Section 5.15), or except as would not constitute a Material Adverse Effect, (a) the Company and its Subsidiaries are, and since January 1, 2022 have been, in compliance with all applicable Laws and Governmental Orders; (b) from January 1, 2022, to the knowledge of the Company, neither the Company nor any of its Subsidiaries has received any written notice of any violations of applicable Laws, Governmental Orders or Permits (other than allegations asserted by providers in connection with requests for claims adjustments by such providers in the ordinary course of business), and to the knowledge of the Company, no charge, claim, assertion or Action of any violation of any Law, Governmental Order or Permit by the Company or any of its Subsidiaries is currently threatened against the Company or any of its Subsidiaries (other than allegations asserted by providers in connection with requests for claims adjustments by such providers in the ordinary course of business); and (c) to the knowledge of the Company, as of the date of this Agreement (i) no investigation or review by any Governmental Authority (including without limitation the NRC Office of Investigations or DOE Inspector General) with respect to the

Company or any of its Subsidiaries regarding compliance with applicable Laws and Governmental Orders is pending or threatened, and (ii) no such investigations have been conducted by any Governmental Authority since January 1, 2020.

Section 5.12.Contracts; No Defaults.

(a)Schedule 5.12 to the disclosure schedules of the Company contains a true and complete listing of all Contracts (other than purchase orders) (including without limitations agreements for funding with any Governmental Authority) described in the subclauses of this Section 5.12 to which, as of the date of this Agreement, the Company or any of its Subsidiaries is a party (together with all material amendments, waivers or other changes thereto) other than Company Benefit Plans (collectively, the “Material Contracts”). True, correct and complete copies of the Material Contracts have been delivered to or made available to SPAC or its agents or Representatives.

(i)Each Contract that the Company reasonably anticipates will involve aggregate payments or consideration furnished (x) by the Company or by any of its Subsidiaries of more than $500,000 or (y) to the Company or to any of its Subsidiaries of more than $500,000, in each case, in the calendar year ended December 31, 2023;

(ii)Each Contract that is a definitive purchase and sale or similar agreement for the acquisition of any Person or any business unit thereof or the disposition of any material assets of the Company or any of its Subsidiaries since January 1, 2022, in each case, involving payments in excess of $500,000 other than Contracts in which the applicable acquisition or disposition has been consummated and there are no material obligations ongoing;

(iii)Each Contract with outstanding obligations of the Company or its Subsidiaries that provides for the sale or purchase of personal property, fixed assets or real property and involves aggregate payments in excess of $500,000 in any calendar year, other than sales or purchase agreements in the ordinary course of business and sales of obsolete equipment;

(iv)Each joint venture Contract, partnership agreement, limited liability company agreement or similar Contract (other than Contracts between Subsidiaries of the Company) that is material to the business of the Company and its Subsidiaries taken as a whole;

(v)Each Contract requiring capital expenditures by the Company or its Subsidiaries after the date of this Agreement in an amount in excess of $500,000 in the aggregate;

(vi)Each Contract expressly prohibiting or restricting in any respect the ability of the Company or its Subsidiaries to engage in any business, to operate in any geographical area or to compete with any Person (other than Contracts with providers or other entities limiting the Company’s or any of its Subsidiary’s ability to engage providers in the same geographic area, none of which are material to the Company and its Subsidiaries, taken as a whole);

(vii)Each license or other agreement with respect to which the Company or its Subsidiaries in-licenses from any third party, or out-licenses to any third party, any item of Intellectual Property, but excluding (x) non-exclusive licenses granted by or to customers, suppliers and vendors in the ordinary course of business and (y) licenses in respect of click-wrap, shrink-wrap and commercially available “off-the-shelf software” that are generally commercially available with an annual aggregate fee of less than $500,000;

(viii)Each Contract providing for the discovery, creation, development or reduction to practice by a third party of any material Intellectual Property for or on behalf of the Company or any of its Subsidiaries (other than Personnel IP Agreements);

(ix)Each employee collective bargaining Contract;

(x)Each mortgage, indenture, note, installment obligation or other instrument, agreement or arrangement for or relating to any borrowing of money by or from the Company or any of its Subsidiaries in excess of $500,000;

(xi)Each Contract that is a currency or interest hedging arrangement;

(xii)Each material Contract that provides for any most favored nation provision or equivalent preferential terms, exclusivity or similar obligations to which the Company or any of its Subsidiaries is subject;

(xiii)Each Lease of real property providing for annual payments of $500,000 or more in a 12-month period; and

(xiv)Any commitment to enter into agreement of the type described in the subclauses of this Section 5.12(a).

(b)Except for any Contract that has terminated or will terminate upon the expiration of the stated term thereof prior to the Closing Date and except as would not reasonably be expected to, individually or in the aggregate, result in a Material Adverse Effect, as of the date of this Agreement, all of the Contracts listed pursuant to Section 5.12(a) are (i) in full force and effect and (ii) represent the legal, valid and binding obligations of the Company or one of its Subsidiaries party thereto and, to the knowledge of the Company, represent the legal, valid and binding obligations of the other parties thereto, in each case, subject to the Enforceability Exceptions. As of the date of this Agreement, except as would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect, (w) neither the Company, any of its Subsidiaries nor, to the knowledge of the Company, any other party thereto is or is alleged to be in material breach of or material default under any such Contract, (x) neither the Company nor any of its Subsidiaries has received any written claim or notice of material breach of or material default under any such Contract, (y) to the knowledge of the Company, no event has occurred which individually or together with other events, would reasonably be expected to result in a material breach of or a material default under any such Contract (in each case, with or without notice or lapse of time or both) and (z) no party to any such Contract that is a customer of or supplier to the Company or any of its Subsidiaries has, within the past 12 months, canceled or terminated its business with, or, to the knowledge of the Company, threatened in writing to cancel or terminate its business with, the Company or any of its Subsidiaries.

Section 5.13.Company Benefit Plans.

(a)Schedule 5.13(a) to the disclosure schedules of the Company sets forth a true and complete list of each material Company Benefit Plan. “Company Benefit Plan” means any “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (including “multiemployer plans” as defined in Section 3(37) of ERISA), and any material stock purchase, stock option, severance, employment, individual consulting, retention, change- in-control, fringe benefit, collective bargaining, bonus, incentive, deferred compensation, employee loan and all other material employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (except for (i) employment agreements and offer letters establishing at-will employment without obligating the Company to make any payment or provide any benefit upon termination of employment other than through a plan, program, policy, arrangement or agreement listed on Schedule 5.13(a) to the disclosure schedules of the Company, (ii) any standard form employment agreements used outside of the United States and (iii) any statutorily required plan, agreement, program, policy or other arrangement), which are contributed to, sponsored by or maintained by the Company or any of its respective Subsidiaries for the benefit of any current or former employee, officer, director or individual consultant of the Company or its Subsidiaries or which the Company or any of its respective Subsidiaries has any current liability or potential liability.

(b)With respect to each Company Benefit Plan, the Company has delivered or made available to SPAC copies of (i) each Company Benefit Plan and any trust agreement or other funding instrument relating to such plan, (ii) the most recent summary plan description, if any, required under ERISA with respect to such Company Benefit Plan, (iii) the most recent annual report on Form 5500 and all attachments with respect to each Company Benefit Plan (if applicable), (iv) the most recent actuarial valuation (if applicable) relating to such Company Benefit Plan, and (v) the most recent determination or opinion letter, if any, issued by the Internal Revenue Service with respect to any Company Benefit Plan.

(c)Except as would not, individually or in the aggregate, have a Material Adverse Effect, (i) each Company Benefit Plan has been administered in material compliance with its terms and all applicable Laws, including ERISA and the Code, and (ii) all contributions required to be made with respect to any Company Benefit Plan on or before the date hereof have been made and all obligations in respect of each Company Benefit Plan as of the date hereof have been accrued and reflected in the Company’s financial statements to the extent required by GAAP.

(d)Each Company Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code (i) has received a favorable determination or opinion letter as to its qualification or (ii) has been established under a standardized master and prototype or volume submitter plan for which a current favorable Internal Revenue Service advisory letter or opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer, and, to the knowledge of the Company, nothing has occurred, whether by action or failure to act, that would reasonably be expected to cause the loss of such qualification.

(e)Except as would not, individually or in the aggregate, have a Material Adverse Effect, neither the Company nor any of its Subsidiaries has incurred any current or projected liability in respect of post-employment or post-retirement health, medical or life insurance benefits for current, former or retired employees of Company or any of its Subsidiaries, except as may be required under Section 4980B of the Code or pursuant to any other applicable Law.

(f)Neither the Company nor any of its Subsidiaries sponsored, maintained or was required to contribute to, at any point during the six year period prior to the date hereof, any plan subject to Title IV of ERISA or Section 412 or Section 4971 of the Code, including any “multiemployer plan” as defined in Section 3(37) of ERISA.

(g)Neither the execution and delivery of this Agreement by the Company nor the consummation of the Transactions (whether alone or in connection with any subsequent event(s)) will entitle any current or former employee, officer, director or consultant of the Company or its Subsidiaries to any material payment or benefit or accelerate the time of payment or vesting of any material compensation or benefits, in either case under any Company Benefit Plan.

(h)Each Company Option was granted, in all material respects, in accordance with the terms of the Company Stock Plans and in compliance with all applicable Laws. No Company Option is subject to Section 409A of the Code and to the knowledge of the Company, each Company Option intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies.

Section 5.14.Labor Matters.

(a)As of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or similar agreements with a labor organization. To the knowledge of the Company, none of the Company Employees are represented by any labor organization or work council with respect to their employment with the Company. To the knowledge of the Company, as of the date of this Agreement, there are no activities or proceedings of any labor organization to organize any of the Company Employees and as of the date of this Agreement, there is no, and since January 1, 2022 has been no, material labor dispute or strike, slowdown, concerted refusal to work overtime, or work stoppage against the Company, in each case, pending or threatened.

(b)Since January 1, 2022, neither the Company nor any of its Subsidiaries has implemented any “plant closings” or “mass layoffs,” as defined by the Worker Adjustment and Retraining Notification Act of 1988, as amended, or similar state or local laws (the “WARN Act”) that would trigger the application of the WARN Act.

(c)Each of the Company and its Subsidiaries (i) is in compliance with all applicable Laws regarding employment and employment practices, including, without limitation, all laws respecting terms and conditions of employment, health and safety, non-discrimination, wages and hours, immigration, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, employee sick leave, employee medical leave, the proper classification of employees and independent contractors, the proper classification of exempt and non- exempt employees, and unemployment insurance, except as would not reasonably be expected to have a Material Adverse Effect, (ii) has not received written notice of any unfair labor practice complaint against it pending before the National Labor Relations Board that remains unresolved, except as would not reasonably be expected to have a Material Adverse Effect, and (iii) since January 1, 2022, has not experienced any actual or, to the knowledge of the Company, threatened arbitrations, grievances, material labor disputes, strikes, lockouts, picketing, hand billing, slow-downs or work stoppages against the Company or its Subsidiaries, except as would not reasonably be expected to be material, individually or in the aggregate, to the Company and its Subsidiaries, taken as a whole.

(d)As of the date of this Agreement, the Company has not received written notice that any current direct report to the CEO of the Company presently intends to terminate his or her employment within six months after the Closing.

(e)There are no Actions against the Company or any of its Subsidiaries pending or, to the knowledge of the Company, threatened that could be brought or filed based on, arising out of, in connection with or otherwise relating to the employment or termination of employment or failure to employ any individual by the Company or any of its Subsidiaries. As of the date of this Agreement, there is no Governmental Order imposing continuing remedial obligations or otherwise limiting or affecting the Company or any of its Subsidiaries’ ability to manage its employees, service providers, or job applicants.

(f)The current Company Employees who work in the United States are authorized and have appropriate documentation to work in the United States. Neither the Company nor any of its Subsidiaries have ever been notified of any pending or threatened investigation by any branch or department of U.S. Immigration and Customs Enforcement (“ICE”), or other federal agency charged with administration and enforcement of federal immigration laws concerning the Company and its Subsidiaries, and neither the Company nor any of its Subsidiaries have received any “no match” notices from ICE, the Social Security Administration, or the IRS.

(g)In the last three years, no allegations of sexual harassment or sexual misconduct have been made by an employee of the Company or any of its Subsidiaries or, to the knowledge of the Company (without inquiry or investigation), any other Person against any current or former officer of the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries have entered into any settlement agreements for purposes of settling allegations of sexual harassment or sexual misconduct by an officer, executive or other employee of the Company or any of its Subsidiaries. The Company and its Subsidiaries have promptly and appropriately investigated all employment discrimination and sexual harassment allegations of, or against, any Company Employee that have been brought to the Company’s attention. The Company and its Subsidiaries have taken prompt corrective action that is reasonably calculated to prevent further discrimination and harassment with respect to each such allegation with merit. Neither the Company nor any of its Subsidiaries have incurred, and no circumstances exist under which the Company or any of its Subsidiaries would reasonably be expected to incur, any material liability arising from such allegation.

Section 5.15.Taxes. Except as would not reasonably be expected to have a Material Adverse Effect:

(a)All material Tax Returns required by Law to be filed by the Company or its Subsidiaries (taking into account any applicable extensions) have been filed, and all such Tax Returns are true, correct and complete in all material respects.

(b)All material amounts of Taxes due and owing by the Company and its Subsidiaries have been paid, other than Taxes described in clause (iii) of the definition of Permitted Liens, and since the date of the Most Recent Balance Sheet, neither the Company nor any of its Subsidiaries have incurred any material Tax liability outside the ordinary course of business other than Taxes resulting from the Transactions.

(c)Each of the Company and its Subsidiaries (i) has withheld and deducted all material amounts of Taxes required to have been withheld or deducted by it in connection with amounts paid or owed to any employee, independent contractor, creditor, stockholder or any other third party, (ii) to the extent required, has remitted, or will remit on a timely basis, such amounts to the appropriate Governmental Authority and (iii) has complied in all material respects with applicable Law with respect to Tax withholding, including all reporting and record keeping requirements.

(d)Neither the Company nor any of its Subsidiaries is engaged in any material audit, administrative proceeding or judicial proceeding with respect to Taxes. Neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Authority of a dispute or claim with respect to a material amount of Taxes, other than disputes or claims that have since been resolved and, to the knowledge of the Company, no such claims have been threatened in writing.

(e)No written claim has been made by any Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file a Tax Return that such entity is or may be subject to Tax in that jurisdiction in respect of Taxes that would be the subject of such Tax Return, which claim has not been resolved.

(f)There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, material Taxes of the Company or any of its Subsidiaries (other than ordinary course extensions of time to file Tax Returns) and no written request for any such waiver or extension is currently pending.

(g)Neither the Company nor any of its Subsidiaries (or any predecessor thereof) has constituted a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement.

(h)Neither the Company nor any of its Subsidiaries has been a party to any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(i)Except with respect to deferred revenue collected by the Company and its Subsidiaries in the ordinary course of business, neither the Company nor its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing Date and made prior to the Closing;

(ii) any “closing agreement” with respect to Taxes with a Governmental Authority executed on or prior to the Closing; (iii) installment sale or open transaction disposition made on or prior to the Closing; or (iv) prepaid amount received on or prior to the Closing.

(j)There are no Liens with respect to Taxes on any of the assets of the Company or its Subsidiaries, other than Permitted Liens.

(k)Neither the Company nor any of its Subsidiaries has any material liability for the Taxes of any Person (other than the Company or its Subsidiaries) (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), (ii) as a transferee or successor or (iii) by Contract or otherwise (except, in each case, for liabilities pursuant to commercial agreements not primarily relating to Taxes).

(l)Neither the Company nor any of its Subsidiaries is a party to, or bound by, or has any obligation to any Governmental Authority or other Person (other than the Company or its Subsidiaries) under any Tax allocation, Tax sharing, Tax indemnification or similar agreements (except, in each case, for any such agreements that are commercial agreements not primarily relating to Taxes).

(m)The Company has not been, is not, and immediately prior to the Effective Time will not be, treated as an “investment company” within the meaning of Section 368(a)(2)(F) of the Code.

(n)The Company has not taken any action, and is not aware of any fact or circumstance, that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

(o)The Company has not been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(p)The Company is, and has been since its formation, treated as a corporation that is a tax resident of the United States for U.S. federal income tax purposes.

(q)Nothing in this Agreement, including this Section 5.15, shall be construed as providing a representation or warranty with respect to the existence, amount, expiration date or limitations on (or availability of) any net operating losses, Tax credits, Tax basis or other similar Tax attributes after the Closing Date.

For purposes of this Section 5.15, any reference to the Company or any of its Subsidiaries shall be deemed to include any Person that merged with or was liquidated or converted into the Company or any Subsidiary, if applicable. Other than Section 5.08 and Section 5.13, this Section 5.15 provides the sole and exclusive representations and warranties of the Company in respect of Tax matters.

Section 5.16.Insurance. As of the date of this Agreement, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect: (a) all of the material policies of property, fire and casualty, liability, workers’ compensation, directors and officers and other forms of insurance (collectively, the “Policies”) held by, or for the benefit of, the Company or any of its Subsidiaries with respect to policy periods that include the date of this Agreement are in full force and effect, and (b) neither the Company nor any of its Subsidiaries has received a written notice of cancellation of any of the Policies or of any material changes that are required in the conduct of the business of the Company or any of its Subsidiaries as a condition to the continuation of coverage under, or renewal of, any of the Policies.

Section 5.17.Permits. Each of the Company and its Subsidiaries has all material licenses, approvals, consents, registrations, franchises and permits (the “Permits”) that are required to own, lease or operate its properties and assets and to conduct its business as currently conducted (except with respect to licenses, approvals, consents, registrations and permits required under applicable Environmental Laws (as to which certain representations and warranties are made pursuant to Section 5.24)), except where the failure to obtain the same would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company and its Subsidiaries have obtained all of the Permits necessary under applicable Laws to permit the Company and its Subsidiaries to own, operate, use and maintain their assets in the manner in which they are now operated and maintained and to conduct the business and operations of the Company and its Subsidiaries as currently conducted, except where the failure to obtain the same would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The operation of the business of the Company and its Subsidiaries as currently conducted is not in violation of, nor is the Company or any of its Subsidiaries in default or violation under, any Permit, except where such violation or default would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 5.18.Machinery, Equipment and Other Tangible Property. The Company or one of its Subsidiaries owns and has good title to all material equipment and other tangible property and assets reflected on the books of the Company and its Subsidiaries as owned by the Company or one of its Subsidiaries, free and clear of all Liens other than Permitted Liens, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 5.19.Real Property.

(a)There exists no Owned Real Property.

(b)Schedule 5.19 to the disclosure schedules of the Company contains a true, correct and complete list, as of the date of this Agreement, of all Leased Real Property including, the address of each Leased Real Property. As of the date hereof, the

Leased Real Property identified on Schedule 5.19 to the disclosure schedules of the Company comprise all of the real property used or intended to be used in, or otherwise related to, the business of the Company and its Subsidiaries as it is currently conducted. Neither the Company nor any Subsidiary of the Company is party to any agreement or option to purchase or sell any Leased Real Property or interest therein

(c)The Company has made available to SPAC true, correct and complete copies of the material Contracts (including all material modifications, amendments, guarantees, supplements, waivers and side letters thereto) pursuant to which the Company or any of its Subsidiaries occupy (or have been granted an option to occupy) the Leased Real Property or is otherwise a party with respect to the Leased Real Property (the “Leases”). The Company or one of its Subsidiaries has a valid and subsisting leasehold estate in, and enjoys peaceful and undisturbed possession of, all Leased Real Property, subject only to Permitted Liens. With respect to each Lease and except as would not constitute a Material Adverse Effect, (i) such Lease is valid, binding and enforceable and in full force and effect against the Company or one of its Subsidiaries and, to the Company’s knowledge, the other party thereto, subject to the Enforceability Exceptions, (ii) to the knowledge of the Company, each Lease has not been materially amended or modified except as reflected in the modifications, amendments, supplements, waivers and side letters made available to the SPAC, (iii) neither the Company nor one of its Subsidiaries has received or given any written notice of material default or material breach under any of the Leases and to the knowledge of the Company, neither the Company nor its Subsidiaries has received oral notice of any material default that has not been cured within the applicable cure period, (iv) as of the date of this Agreement, the Company has not received written notice from any Governmental Authority regarding intent to modify, suspend or revoke any Lease, and (v) there does not exist under any Lease any event or condition which, with notice or lapse of time or both, would become a material default by the Company or one of its Subsidiaries or, to the Company’s knowledge, the other party thereto.

(d)Neither the Company nor its Subsidiaries has a written sublease granting any Person the right to use or occupy Leased Real Property which is still in effect. Neither the Company nor its Subsidiaries has collaterally assigned or granted any other security interest in the Leased Real Property or any interest therein which is still in effect. Neither the Company nor any of its Subsidiaries is in material default or violation of, or not in compliance with, any legal requirements applicable to its occupancy of the Leased Real Property. To the knowledge of the Company, no construction or expansion is currently being performed or is planned for the year ending December 31, 2023 at any of the Leased Real Properties that is expected to result in liability to the Company or any of its Subsidiaries in excess of $500,000 in such calendar year.

Section 5.20.Intellectual Property and Data Security.

(a)Schedule 5.20(a) to the disclosure schedules of the Company lists all Owned Intellectual Property for which applications have been filed or registrations have been obtained, or which has otherwise been issued, in each case, whether in the United States or internationally (“Registered Intellectual Property”) and (ii) each material unregistered Trademark. Each item of Registered Intellectual Property is subsisting and, to the knowledge of the Company, all issuances and registrations included therein are valid and enforceable. All necessary registration, maintenance, renewal, and other relevant fees due through the Closing Date have been timely paid and all necessary documents and certificates in connection therewith have been timely filed with the relevant authorities (including domain name registrars) in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining the Registered Intellectual Property in full force and effect. The Company or one of its Subsidiaries (i) solely and exclusively owns all Owned Intellectual Property and (ii) has (and will continue to have following the Closing) the right to use pursuant to a valid written license, sublicense, agreement or permission, all other material Intellectual Property used in the operation of the business of the Company and its Subsidiaries, as currently conducted (“Licensed Intellectual Property”). The Company Intellectual Property (in the case of Licensed Intellectual Property, when used within the scope of the applicable license), constitutes all of the Intellectual Property necessary and sufficient to enable the Company and its Subsidiaries to conduct the business as currently conducted. None of the material Owned Intellectual Property or, to the knowledge of the Company, any other material Intellectual Property exclusively licensed to the Company or any of its Subsidiaries, is subject to any pending or outstanding injunction, directive, order, judgment or other disposition of a dispute that adversely restricts the use, transfer, registration, or licensing of, or adversely affects the validity or enforceability of any such Intellectual Property.

(b)Except as would not reasonably be expected to have a Material Adverse Effect, the conduct and operation of the business of the Company and its Subsidiaries are not infringing upon, misappropriating or otherwise violating any Intellectual Property rights of any Person, and have not infringed upon, misappropriated or otherwise violated any Intellectual Property rights of any Person. To the knowledge of the Company, no third party is infringing upon, misappropriating or otherwise violating or, since January 1, 2022, has infringed upon, misappropriated, or otherwise violated any Owned Intellectual Property. As of the date of this Agreement, no claims alleging or involving any of the foregoing have been made against any Person by the Company or any of its Subsidiaries. As of the date of this Agreement and except as would not reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries (i) are not the subject of any pending or, to the knowledge of the Company, threatened Actions and (ii) have not received from any Person at any time after January 1, 2022 any written notice (A) alleging that the Company or any of its Subsidiaries is infringing upon, misappropriating or otherwise violating or has infringed upon, misappropriated, or otherwise violated, any Intellectual Property rights of any Person or (B) challenging the ownership, use, validity or enforceability of any Owned Intellectual Property and, to the knowledge of the Company, there are no facts or circumstances that would form the reasonable basis for any such claim or challenge.

(c)Except as would not reasonably be expected to have a Material Adverse Effect, (i) the Company and its Subsidiaries take, and have taken, commercially reasonable actions and measures to protect and maintain: (A) the sole ownership, confidentiality and value of their material Owned Intellectual Property (including through valid and enforceable copies of the Company’s form Invention and Non-Disclosure Agreement (a complete and correct copy of which has been made available to SPAC) executed by each of the Company’s and its Subsidiaries’ respective former and current employees and form Contracting Agreement executed by their consultants and independent contractors, (x) in each case who are or were engaged in creating or developing Owned Intellectual Property for the Company or its Subsidiaries, pursuant to which such Person presently assigned to the Company or its Subsidiaries all of such Person’s rights, title and interest in and to all Intellectual Property created or developed for the Company or its Subsidiaries in the course of such Person’s employment or retention thereby and (y) pursuant to which such Person has agreed to hold all Trade Secrets of or held by the Company and its Subsidiaries disclosed to such Person in confidence both during and after such Person’s employment or retention thereby ((x) and (y) collectively, the “Personnel IP Agreements”)) and (B) the security, confidentiality, value, operation and integrity of their IT Systems and Software (and all data stored therein or transmitted thereby); (ii) to the knowledge of the Company, no former or current employee, consultant, or independent contractor is in breach of any Personnel IP Agreement; (iii) no Trade Secret of the Company or any of its Subsidiaries has been authorized to be disclosed or has been actually disclosed by the Company or any of its Subsidiaries to any Person other than pursuant to a valid written non-disclosure agreement adequately restricting the disclosure and use of such Intellectual Property; (iv) no Software owned by the Company or any of its Subsidiaries incorporates or uses any “open source” or similar Software in a manner that (1) requires the contribution, licensing or disclosure to any third party of any portion of the Company’s proprietary source code or, to the knowledge of the Company, any source code which is otherwise developed, licensed, distributed, used or otherwise exploited by or for the Company or any of its Subsidiaries; or (2) would otherwise diminish, require the grant of a license under, or transfer the rights of ownership in any Owned Intellectual Property; (v) except for employees, consultants and other independent contractors engaged by the Company or any of its Subsidiaries in the ordinary course of business under written confidentiality agreements or other written agreements that include confidentiality provisions, no other Person has any right to access, possess, or have disclosed or, to the knowledge of the Company, actually possesses any source code owned by the Company or its Subsidiaries; (vi) neither the Company nor any of its Subsidiaries is a party to (or is obligated to enter into) any source code escrow Contract or any other Contract requiring the deposit of any source code or related materials for any Software; and (vii) the Company and each of its Subsidiaries have complied and are in compliance with all terms and conditions of all relevant licenses for “open source” or similar Software used in the operation of the business of the Company and its Subsidiaries.

(d)Except as would not reasonably be expected to have a Material Adverse Effect, (i) the Company or one of its Subsidiaries owns or has a valid right to access and use pursuant to a written agreement all IT Systems used in connection with their business as currently conducted; (ii) the Company and each of its Subsidiaries has implemented and maintained adequate back-up and disaster recovery arrangements for the continued operation of their businesses in the event of a failure of its IT Systems that are in accordance with standard industry practice; (iii) to the knowledge of the Company, the Company’s Software is free of any malicious or disabling Software including viruses, worms and trojan horses, which may be used to gain unauthorized access to or without authorization, alter, delete, destroy or disable any of its or any third party’s IT Systems or Software or which may in other ways cause material damage to or abuse such IT Systems or Software (“Malware”); and (iv) the Company and each of its Subsidiaries have taken commercially reasonable efforts to ensure that its Software is free from such Malware.

(e)No funding, facilities, or personnel of any Governmental Authority or any university, college, research institute or other educational institution has been or is being used to create any material Owned Intellectual Property, where, as a result, such Governmental Authority, university, college, research institute or other educational institution has any rights, title or interest in or to such Intellectual Property.

(f)Except as would not reasonably be expected to have a Material Adverse Effect, (i) the Company and, to the knowledge of the Company, any Person acting for or on the Company’s behalf have, since January 1, 2022 through and including the date of this Agreement, at all times complied with (A) all applicable Privacy Laws, (B) all of the Company’s written policies and notices regarding Personal Information, and (C) all of the Company’s contractual obligations with respect to Personal Information; (ii) since January 1, 2020, the Company has implemented and maintained policies, procedures and systems for receiving and responding to requests from individuals concerning their Personal Information that the Company reasonably considered to be adequate; (iii) the Company has implemented and maintained reasonable and appropriate administrative, technical and organizational safeguards, consistent in all respects with practices in the industry in which the Company operates, to protect Personal Information and other confidential data in its possession or under its control against loss, theft, misuse or unauthorized access, use, modification, alteration, destruction or disclosure and the Company has taken reasonable steps to ensure that any third party with access to Personal Information collected by or on behalf of the Company has implemented and maintained the same; (iv) to the knowledge of the Company, any third party who has provided Personal Information to the Company has done so in compliance in all respects with applicable Privacy Laws, including providing any notice and obtaining any consent required.

(g)Other than those the result of which did not, individual or in the aggregate, result in material liability to the Company and its Subsidiaries, taken as whole, (i) there have been no breaches, security incidents, misuse of or unauthorized access to or disclosure of any Personal Information in the possession or control of the Company or Processed by or on behalf of the Company and (ii) the Company has not provided or been legally required to provide any notices to any Person in connection with a disclosure of Personal Information. The Company has not received any written notice of any claims of or investigations or inquiries related to, or been charged with, the violation of any Privacy Laws, applicable privacy policies, or contractual commitments with respect to the Processing of any Personal Information, and to the knowledge of the Company, there are no facts or circumstances that would reasonably form the basis of any such notice or claim. Except as would not reasonably be expected to have a Material Adverse Effect, the Company has conducted commercially reasonable privacy and security reviews at reasonable and appropriate intervals and has resolved or remediated any privacy or data security plans, and taken actions consistent with such plans, to the extent required, to safeguard all Personal Information in its possession or under its control.

(h)Except as would not reasonably be expected to have a Material Adverse Effect, the Company is not subject to any contractual requirement or other legal obligation that, following and because of the Closing, would prohibit the Company from Processing any Personal Information in the manner in which the Company Processed such Personal Information prior to the Closing. Except as would not reasonably be expected to have a Material Adverse Effect, the transactions contemplated by this Agreement will not violate any Privacy Laws, applicable privacy policies, or contractual commitments with respect to the Processing of any Personal Information as they currently exist or as they existed at any time during which any of the Personal Information was collected or obtained.

Section 5.21.U.S. Nuclear Regulatory Matters. Except as would not constitute a Material Adverse Effect:

(a)Neither the Company nor its Subsidiaries currently holds or requires any license for the possession or use of nuclear materials in order to conduct its current business activities (whether “source material”, “special nuclear material” or “byproduct material”, as these terms are defined by applicable Nuclear Laws) or possesses a license from the NRC for the construction, operation or decommissioning of any facility which would require a license or other prior consent from the NRC.

(b)Neither the Company nor its Subsidiaries has operated or currently operates any “utilization facility” or “production facility,” as those terms are defined by applicable Nuclear Laws and the regulations of the NRC, whether or not owned, in whole or part, by the Company or one of its Subsidiaries.

(c)The Company and each of its Subsidiaries is in compliance with all applicable Laws relating to the design, licensing, construction and operation of a “utilization facility” and a “production facility,” as those terms are defined by applicable Nuclear Laws and the regulations of the NRC. Neither the Company nor its Subsidiaries is subject to any Law that prevents or materially inhibits the Company’s or any of its Subsidiaries’ ability to design, license or fabricate systems, structures or components for, or construct, any such facilities, subject to the necessary approvals from an applicable Governmental Authority. Neither the Company nor any of its Subsidiaries requires prior approval from the NRC to execute, deliver or perform this Agreement and the Transaction Agreements to which it is a party, and the consummation by it of the Transactions, shall not cause the Company or its Subsidiaries to become subject to any Law that prevents or materially inhibits the Company’s or any of its Subsidiaries’ ability to design, license or fabricate systems, structures or components for, or construct, any such facilities subject to the necessary approvals from an applicable Governmental Authority.

Other than Section 5.04, Section 5.05, Section 5.09, Section 5.11 and this Section 5.21, without limitation by Section 5.24, provides the sole and exclusive representations and warranties of the Company in respect of nuclear energy matters, including any and all matters arising under Nuclear Laws.

Section 5.22.Anti-Bribery, Anti-Corruption, and Anti-Money Laundering. Neither the Company nor any of its Subsidiaries, nor any of their respective directors, officers, employees, agents, or any other Person acting for or on behalf of the Company or any of its Subsidiaries has, directly or indirectly, (a) made, offered, or promised to make or offer any payment, loan, or transfer of anything of value, including any reward, advantage, or benefit of any kind, to or for the benefit of any Government Official, candidate for public office, political party, or political campaign, for the purpose of (i) influencing any act or decision of such Government Official, candidate, party or campaign, (ii) inducing such Government Official, candidate, party or campaign to do or omit to do any act in violation of a lawful duty, (iii) obtaining or retaining business for or with any Person, (iv) expediting or securing the performance of official acts of a routine nature, or (v) otherwise securing any improper advantage; (b) paid, offered, or promised to pay or offer any bribe, payoff, influence payment, kickback, unlawful rebate, or other similar unlawful payment of any nature; (c) made, offered or promised to make or offer any unlawful contributions, gifts, entertainment, or other unlawful expenditures; (d) established or maintained any unlawful fund of corporate monies or other properties; (e) created or caused the creation of any false or inaccurate books and records of the Company or any of its Subsidiaries; or (f) otherwise violated any provision of the Foreign Corrupt Practices Act of 1977, 15 U.S.C. §§ 78dd-1, et seq., the Money Laundering Control Act, the Currency and Foreign Transactions Reporting Act, The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or any other Laws relating to corruption, bribery, or money laundering. Within the past five years, neither the Company nor any of its Subsidiaries has made any voluntary disclosure to any Governmental Authority relating to corruption, bribery, or money laundering Laws; been the subject of any investigation or inquiry regarding compliance with such Laws; or been assessed any fine or penalty under such Laws.

Section 5.23.Sanctions, Import, and Export Controls. Neither the Company nor any of its Subsidiaries, nor any of their respective directors, officers, employees, agents, or any other Person acting for or on behalf of the Company or any of its Subsidiaries (a) is a Person with whom transactions are prohibited or limited under any economic sanctions laws, rules, or regulations, including those administered by the U.S. government (including, without limitation, the Department of the Treasury’s Office of Foreign Assets Control, the Department of State, the Department of Energy National Nuclear Security Administration, or the Department of Commerce), the United Nations Security Council, the European Union, or His Majesty’s Treasury, or (b) has violated any Laws relating to economic sanctions within the last five years. For the avoidance of doubt, the foregoing clause (b) does not apply to requirements under applicable U.S. export control regulations for the Company or any of its Subsidiaries to obtain export licenses and authorizations to transfer goods, software or technology outside of the United States or to foreign nationals within the United States. The Company and its Subsidiaries are and for the past five years has been in possession of and in compliance with any and all authorizations, consents, licenses, registrations, and permits that may be required for their lawful conduct under economic sanctions, import, and export control Laws, including without limitation the Export Administration Regulations. Within the past five years, neither the Company nor any of its Subsidiaries has made any voluntary disclosure to any Governmental Authority relating to sanctions, import, or export control Laws; been the subject of any investigation or inquiry regarding compliance with such Laws; or been assessed any fine or penalty under such Laws.

Section 5.24.Environmental Matters. Except as would not constitute a Material Adverse Effect:

(a)the Company and its Subsidiaries are, and since January 1, 2022 have been, in material compliance with all applicable Environmental Laws;

(b)the Company and its Subsidiaries are not, and since January 1, 2022, have not been, required to obtain, maintain or comply with any Permit required under applicable Environmental Laws; and

(c)there are no written claims or notices of violation pending against or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries alleging any violations of or liability under any Environmental Law or any violations or liability concerning any Hazardous Materials, nor to the knowledge of the Company, is there any basis for any such claims or notices.

Other than Section 5.04, Section 5.05, Section 5.09, Section 5.11 and Section 5.21, this Section 5.24 provides the sole and exclusive representations and warranties of the Company in respect of environmental matters, including any and all matters arising under Environmental Laws.

Section 5.25.Absence of Changes.

(a)Since the date of the Most Recent Balance Sheet to the date of this Agreement, no Material Adverse Effect has occurred.

(b)Since the date of the Most Recent Balance Sheet to the date of this Agreement, except (i) as set forth on Schedule 5.25(b) to the disclosure schedules of the Company, (ii) in connection with the transactions contemplated by this Agreement and any other Transaction Agreement, through and including the date of this Agreement, the Company and its Subsidiaries have carried on their respective businesses and operated their properties in all material respects in the ordinary course of business.

Section 5.26.Brokers’ Fees. Other than Guggenheim Securities, LLC, no broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other similar fee, commission or other similar payment in connection with the Transactions based upon arrangements made by the Company, any of its Subsidiaries or any of their Affiliates.

Section 5.27.Related Party Transactions. Except for the Contracts set forth on Schedule 5.27 to the disclosure schedules of the Company, there are no Contracts between the Company or any of its Subsidiaries, on the one hand, and any Affiliate, officer or director of the Company or, to the Company’s knowledge, any Affiliate of any of them, on the other hand, except in each case, for (a) employment agreements, fringe benefits and other compensation paid to directors, officers and employees consistent with previously established policies, (b) reimbursements of expenses incurred in connection with their employment or service (excluding from clause (a) and this clause (b) any loans made by the Company or its Subsidiaries to any officer, director, employee, member or stockholder and all related arrangements, including any pledge arrangements), (c) the Company Stockholder Agreements, (d) Contracts pursuant to which any such Affiliate, officer or director of the Company has purchased equity of the Company, and (e) amounts paid pursuant to Company Benefit Plans. For clarity, no disclosure will be required under this Section 5.27 as to (i) portfolio companies of any venture capital, private equity or angel investor in the Company or (ii) any publicly traded company.

Section 5.28.Registration Statement and Proxy Statement. None of the information relating to the Company or its Subsidiaries supplied or to be supplied by the Company, or by any other Person acting on behalf of the Company, in writing specifically for inclusion in the Registration Statement or Proxy Statement will, as of the date the Proxy Statement (or any amendment or supplement thereto) is first mailed to the SPAC Stockholders, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

ARTICLE 6

Representations and Warranties of SPAC Parties

Except as set forth in the Schedules to this Agreement dated as of the date of this Agreement (each of which qualifies (a) the correspondingly numbered representation, warranty or covenant if specified therein and (b) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent) or in the SEC Reports filed or furnished by SPAC prior to the date of this Agreement (excluding (x) any disclosures in such SEC Reports under the headings “Risk Factors,” “Forward-Looking Statements” or “Qualitative Disclosures About Market Risk” and other disclosures that are predictive, cautionary or forward looking in nature and (y) any exhibits or other documents appended thereto) (it being acknowledged that nothing disclosed in such a SEC Report will be deemed to modify or qualify the representations and warranties set forth in Section 6.05 (Litigation and Proceedings); Section 6.07 (Financial Ability; Trust Account); Section 6.11 (Tax Matters); and Section 6.13 (Capitalization)), each SPAC Party represents and warrants to the Company as follows:

Section 6.01.Corporate Organization. Each of SPAC and Merger Sub is duly incorporated and is validly existing as a corporation, in good standing under the Laws of Delaware and has the requisite power and authority to own, lease or operate its assets and properties and to conduct its business as it is now being conducted. The copies of the organizational documents of each of the

SPAC Parties previously delivered by SPAC to the Company are true, correct and complete and are in effect as of the date of this Agreement. Each of the SPAC Parties is, and at all times has been, in compliance in all material respects with all restrictions, covenants, terms and provisions set forth in its respective organizational documents. Each of the SPAC Parties is duly licensed or qualified and in good standing as a foreign corporation in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified has not and would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the SPAC Parties to enter into this Agreement or consummate the Transactions.

Section 6.02.Due Authorization.

(a)Each of the SPAC Parties has all requisite corporate power and authority to execute and deliver this Agreement and each Transaction Agreement to which it is a party and, upon receipt of approval of the SPAC Stockholder Matters by the SPAC Stockholders, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution, delivery and performance of this Agreement and such Transaction Agreements and the consummation of the Transactions have been duly, validly and unanimously (of those voting) authorized and approved by the board of directors of the applicable SPAC Party and, except for approval of the SPAC Stockholder Matters by the SPAC Stockholders, no other corporate proceeding on the part of any SPAC Party is necessary to authorize this Agreement or such Transaction Agreements or any SPAC Party’s performance hereunder or thereunder. By SPAC’s execution and delivery hereof, it has provided all approvals on behalf of equityholders of Merger Sub required for the Transactions. This Agreement has been, and each such Transaction Agreement to which such SPAC Party will be party, duly and validly executed and delivered by such SPAC Party and, assuming due authorization and execution by each other Party hereto and thereto, this Agreement constitutes, and each such Transaction Agreement to which such SPAC Party will be party, will constitute a legal, valid and binding obligation of such SPAC Party, enforceable against each SPAC Party in accordance with its terms, subject to the Enforceability Exceptions.

(b)Assuming a quorum is present at the Special Meeting, as adjourned or postponed, the only votes of any of SPAC’s capital stock necessary in connection with the entry into this Agreement by SPAC, the consummation of the Transactions, including the Closing, and the approval of the SPAC Stockholder Matters are as set forth on Schedule 6.02(b) to the disclosure schedules of SPAC.

(c)At a meeting duly called and held, the board of directors of SPAC has unanimously (of those voting): (i) determined that this Agreement and the Transactions are fair to and in the best interests of SPAC’s stockholders; (ii) determined that the fair market value of the Company is equal to at least 80% of the amount held in the Trust Account (net of amounts disbursed as Permitted Withdrawals (as defined in the Existing SPAC Certificate of Incorporation) and excluding the amount of any deferred underwriting discount) as of the date hereof; (iii) approved the transactions contemplated by this Agreement as a Business Combination; and (iv) resolved to recommend to the stockholders of SPAC approval of the Transactions.

(d)The board of directors of Merger Sub, by resolutions duly adopted by written consent and not subsequently rescinded or modified in any way, has unanimously: (i) determined that this Agreement and the Transactions are fair to and in the best interests of Merger Sub’s sole stockholder; (ii) approved the transactions contemplated by this Agreement; and (4) resolved to recommend to the sole stockholder of Merger Sub approval of the Transactions.

(e)To the knowledge of SPAC, the execution, delivery and performance of any Transaction Agreement by any party thereto, other than any SPAC Party or the Company and any of its Affiliates, do not and will not conflict with or result in any violation of any provision of any applicable Law or Governmental Order applicable to such party or any of such party’s properties or assets.

Section 6.03.No Conflict. The execution, delivery and performance of this Agreement and any Transaction Agreement to which any SPAC Party is a party by such SPAC Party and, upon receipt of approval of the SPAC Stockholder Matters by the SPAC Stockholders, the consummation of the Transactions do not and will not (a) conflict with or violate any provision of, or result in the breach of the SPAC Organizational Documents or any organizational documents of any Subsidiaries of SPAC, (b) conflict with or result in any violation of any provision of any Law or Governmental Order applicable to SPAC, any Subsidiaries of SPAC or any of their respective properties or assets, (c) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, or result in the acceleration or trigger of any payment, posting of collateral (or right to require the posting of collateral), time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any Contract to which SPAC or any Subsidiaries of SPAC is a party or by which any of their respective assets or properties may be bound or affected, or (d) result in the creation of any Lien upon any of the properties or assets of SPAC or any Subsidiaries of SPAC, except (in the case of clauses (b), (c) or (d) above) for such violations, conflicts, breaches or defaults which would not, individually or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect.

Section 6.04.Compliance With Laws. The SPAC Parties are and have been in material compliance with all applicable Laws and Governmental Orders. From July 7, 2021 through the date of this Agreement, neither of the SPAC Parties has received any written notice of any material violations of applicable Laws, Governmental Orders or Permits, and to the knowledge of the SPAC Parties, no charge, claim, assertion or Action of any material violation of any Law, Governmental Order or material Permit by the SPAC Parties is currently threatened against the SPAC Parties. To the knowledge of the SPAC Parties, as of the date of this Agreement (1) no material investigation or review by any Governmental Authority with respect to the SPAC Parties is pending or threatened, and (2) no such investigations have been conducted by any Governmental Authority since July 7, 2021, other than those the outcome of which did not, individually or in the aggregate, result in material liability to the SPAC Parties, taken as a whole.

Section 6.05.Litigation and Proceedings. As of the date of this Agreement, there are no pending or, to the knowledge of SPAC, threatened, Actions and, to the knowledge of SPAC, there are no pending or threatened investigations, in each case, against any SPAC Party, or otherwise affecting any SPAC Party or their respective assets, including any condemnation or similar proceedings, which, if determined adversely, would, individually or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect. As of the date of this Agreement, there is no unsatisfied judgment or any open injunction binding upon any SPAC Party which would, individually or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect.

Section 6.06.Governmental Authorities; Consents. No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority is required on the part of any SPAC Party with respect to the execution or delivery of this Agreement by each SPAC Party or any Transaction Agreement to which any of the SPAC Parties is a party, as applicable, or the consummation of the Transactions, except for applicable requirements of the HSR Act, Securities Laws, the Stock Exchange and the filing of the Certificate of Merger in accordance with the DGCL.

Section 6.07.Financial Ability; Trust Account.

(a)As of the date hereof, there is at least $510,000,000 invested in a trust account (the “Trust Account”), maintained by Continental Stock Transfer & Trust Company, a New York limited purpose trust company, acting as trustee (the “Trustee”), pursuant to the Investment Management Trust Agreement, dated July 7, 2021, by and between SPAC and the Trustee on file with the SEC Reports of SPAC as of the date of this Agreement (the “Trust Agreement”). Prior to the Closing, none of the funds held in the Trust Account may be released except in accordance with the Trust Agreement, SPAC Organizational Documents and SPAC’s final prospectus filed with the SEC on July 9, 2021. Amounts in the Trust Account are invested in United States Government securities, cash (including demand deposit accounts) or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended. SPAC has performed all material obligations required to be performed by it to date under, and is not in material default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. As of the date hereof, there are no claims or proceedings pending with respect to the Trust Account. Since July 7, 2021, SPAC has not released any money from the Trust Account (other than interest income earned on the principal held in the Trust Account as permitted by the Trust Agreement). As of the Effective Time, the obligations of SPAC to dissolve or liquidate pursuant to the SPAC Organizational Documents shall terminate, and, as of the Effective Time, SPAC shall have no obligation whatsoever pursuant to the SPAC Organizational Documents to dissolve and liquidate the assets of SPAC by reason of the consummation of the Transactions. To SPAC’s knowledge, as of the date hereof, following the Effective Time, no stockholder of SPAC shall be entitled to receive any amount from the Trust Account except to the extent such stockholder shall have elected to tender its shares of SPAC Class A Common Stock for redemption pursuant to the SPAC Stockholder Redemption. The Trust Agreement is in full force and effect and is a legal, valid and binding obligation of SPAC and, to the knowledge of SPAC, the Trustee, enforceable in accordance with its terms, subject to the Enforceability Exceptions. The Trust Agreement has not been terminated, repudiated, rescinded, amended or supplemented or modified, in any respect, and, to the knowledge of SPAC, no such termination, repudiation, rescission, amendment, supplement or modification is contemplated. There are no side letters and there are no Contracts, arrangements or understandings, whether written or oral, with the Trustee or any other Person that would (i) cause the description of the Trust Agreement in the SEC Reports to be inaccurate or (ii) entitle any Person (other than stockholders of SPAC who shall have elected to redeem their shares of SPAC Class A Common Stock pursuant to the SPAC Stockholder Redemption or the underwriters of SPAC’s initial public offering in respect of their Deferred Discount (as defined in the Trust Agreement)) to any portion of the proceeds in the Trust Account.

(b)As of the date of this Agreement, assuming the accuracy of the representations and warranties of the Company contained herein and the compliance by the Company with its respective obligations hereunder, SPAC has no reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to SPAC on the Closing Date.

(c)As of the date of this Agreement, SPAC does not have, or have any present intention, agreement, arrangement or understanding to enter into or incur, any obligations with respect to or under any Indebtedness.

Section 6.08.Brokers’ Fees. Except for the fees described on Schedule 6.08 to the disclosure schedules of SPAC (including the amounts owed with respect thereto), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee, underwriting fee, deferred underwriting fee, commission or other similar payment in connection with the transactions contemplated by this Agreement based upon arrangements made by SPAC or any of its Affiliates, including Sponsor.

Section 6.09.SEC Reports; Financial Statements; Sarbanes-Oxley Act; Undisclosed Liabilities.

(a)SPAC has filed or furnished in a timely manner all required registration statements, reports, schedules, forms, statements and other documents required to be filed or furnished by it with the SEC since July 7, 2021 (collectively, as they have been supplemented, amended or modified since the time of their filing and including all exhibits and schedules thereto and other information incorporated therein, the “SEC Reports”). Each of the SEC Reports, as of their respective dates of filing (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), complied in all material respects with the applicable requirements of applicable Securities Laws. None of the SEC Reports, as of their respective dates (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The audited financial statements and unaudited interim financial statements (including, in each case, the notes and schedules thereto) included in the SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the SEC) and fairly present (subject, in the case of the unaudited interim financial statements included therein, to normal year-end adjustments and the absence of complete footnotes) in all material respects the financial position of SPAC as of the respective dates thereof and the results of their operations and cash flows for the respective periods then ended. No SPAC Party has any material off-balance sheet arrangements that are not disclosed in the SEC Reports.

(b)SPAC has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to SPAC is made known to SPAC’s principal executive officer and its principal financial officer, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. To SPAC’s knowledge, such disclosure controls and procedures are effective in timely alerting SPAC’s principal executive officer and principal financial officer to material information required to be included in SPAC’s periodic reports required under the Exchange Act.

(c)SPAC has established and maintained a system of internal controls. To SPAC’s knowledge, such internal controls are sufficient to provide reasonable assurance regarding the reliability of SPAC’s financial reporting and the preparation of SPAC’s financial statements for external purposes in accordance with GAAP.

(d)There are no outstanding loans or other extensions of credit made by SPAC to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of SPAC. SPAC has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(e)Except as described in the SEC Reports, since December 31, 2021, neither SPAC (including any employee thereof) nor SPAC’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by SPAC, (ii) any fraud, whether or not material, that involves SPAC’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by SPAC or (iii) any claim or allegation regarding any of the foregoing.

(f)To the knowledge of SPAC, as of the date of this Agreement, there are no outstanding SEC comments from the SEC with respect to the SEC Reports. To the knowledge of SPAC, none of the SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

Section 6.10.Business Activities.

(a)Since its incorporation, SPAC has not conducted any business activities other than activities directed toward the accomplishment of a Business Combination. Except as set forth in the SPAC Organizational Documents, there is no agreement, commitment, or Governmental Order binding upon SPAC or to which SPAC is a party which has or would reasonably be expected to have the effect of prohibiting or impairing any business practice of SPAC or any acquisition of property by SPAC or the conduct of business by SPAC as currently conducted or as contemplated to be conducted as of the Closing other than such effects, individually or in the aggregate, which have not had and would not reasonably be expected to have a SPAC Material Adverse Effect of the type described in clause (i) of the definition thereof. Merger Sub was formed solely for the purpose of engaging in the Transactions, has not conducted any business prior to the date hereof and has no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and any Transaction Agreement to which it is a party, as applicable, and the Transactions, as applicable.

(b)SPAC does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement and the Transactions, neither SPAC nor any of its Subsidiaries has any interests, rights, obligations or liabilities with respect to, or is party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or would reasonably be interpreted as constituting, a Business Combination.

(c)Except for this Agreement and the agreements expressly contemplated hereby (including any agreements permitted by Section 8.03) or as set forth on Schedule 6.10(c) to the disclosure schedules of SPAC, no SPAC Party is, and at no time has been, party to any Contract with any other Person that would require payments by any SPAC Party in excess of $30,000 monthly, $500,000 in the aggregate with respect to any individual Contract or more than $1,000,000 in the aggregate when taken together with all other Contracts (other than this Agreement and the agreements expressly contemplated hereby (including any agreements permitted by Section 8.03) and Contracts set forth on Schedule 6.10(c) to the disclosure schedules of SPAC).

(d)There is no liability, debt or obligation against SPAC or its Subsidiaries, except for liabilities and obligations (i) reflected or reserved for on SPAC’s consolidated balance sheet as of March 31, 2023 or disclosed in the notes thereto (other than any such liabilities not reflected, reserved or disclosed as are not and would not be, in the aggregate, material to SPAC and its Subsidiaries, taken as a whole), (ii) that have arisen since the date of SPAC’s consolidated balance sheet as of March 31, 2023 in the ordinary course of the operation of business of SPAC and its Subsidiaries (other than any such liabilities as are not and would not be, in the aggregate, material to SPAC and its Subsidiaries, taken as a whole), (iii) disclosed in the Schedules or (iv) incurred in connection with or contemplated by this Agreement and/or the Transactions.

Section 6.11.Tax Matters. Except as would not reasonably be expected to have a SPAC Material Adverse Effect:

(a)All material Tax Returns required by Law to be filed by SPAC (taking into account any applicable extensions) have been filed, and all such Tax Returns are true, correct and complete in all material respects.

(b)All material amounts of Taxes due and owing by SPAC have been paid, other than Taxes described in clause (iii) of the definition of Permitted Liens.

(c)SPAC (i) has withheld and deducted all material amounts of Taxes required to have been withheld or deducted by it in connection with amounts paid or owed to any employee, independent contractor, creditor, stockholder or any other third party, (ii) to the extent required, has remitted, or will remit on a timely basis, such amounts to the appropriate Governmental Authority and (iii) has complied in all material respects with applicable Law with respect to Tax withholding, including all reporting and record keeping requirements in writing.

(d)SPAC has not engaged in any material audit, administrative proceeding or judicial proceeding with respect to Taxes. SPAC has not received any written notice from any Governmental Authority of a dispute or claim with respect to a material amount of

Taxes, other than disputes or claims that have since been resolved and, to the knowledge of SPAC, no such claims have been threatened.

(e)No written claim has been made and by any Governmental Authority in a jurisdiction where SPAC does not file a Tax Return that SPAC is or may be subject to Tax in that jurisdiction in respect of Taxes that would be the subject of such Tax Return, which claim has not been resolved.

(f)There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, material Taxes of SPAC (other than ordinary course extensions of time to file Tax Returns) and no written request for any such waiver or extension is currently pending.

(g)Neither SPAC nor any predecessor thereof has constituted a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement.

(h)SPAC has not been a party to any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(i)There are no Liens with respect to Taxes on any of the assets of SPAC, other than Permitted Liens.

(j)SPAC does not have material liability for the Taxes of any Person (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), (ii) as a transferee or successor or (iii) by Contract or otherwise (except, in each case, for liabilities pursuant to commercial agreements not primarily relating to Taxes).

(k)SPAC is not a party to, or bound by, or has any obligation to any Governmental Authority or other Person under any Tax allocation, Tax sharing, Tax indemnification or similar agreement (except, in each case, for any such agreements that are commercial agreements not primarily relating to Taxes).

(l)Except with respect to deferred revenue collected by the SPAC in the ordinary course of business, the SPAC will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing Date and made prior to the Closing; (ii) any “closing agreement” with respect to Taxes with a Governmental Authority executed on or prior to the Closing; (iii) installment sale or open transaction disposition made on or prior to the Closing; or (iv) prepaid amount received on or prior to the Closing.

(m)SPAC has not taken any action, and is not aware of any fact or circumstance, that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

(n)All of the equity interests in Merger Sub are owned by SPAC, and Merger Sub is, and has been since formation, a corporation for U.S. federal income tax purposes. Merger Sub was newly formed solely to effect the Merger and it will not conduct any business activities or other operations of any kind (other than administrative or ministerial activities) prior to the Merger.

(o)SPAC has not been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

Section 6.12.Employees. Other than any officers as described in the SEC Reports, the SPAC Parties have no employees on their payroll, and have not retained any contractors, other than professional consultants and professional advisors. Other than reimbursement of any out-of-pocket expenses incurred by SPAC’s officers and directors in connection with activities on SPAC’s behalf in an aggregate amount not in excess of the amount of cash held by SPAC outside of the Trust Account, SPAC has no unsatisfied material liability with respect to any officer or director. The SPAC Parties have never and do not currently maintain, sponsor, or contribute to any employee benefit plan.

Section 6.13.Capitalization.

(a)The authorized capital stock of SPAC consists of 601,000,000 shares of capital stock, including (i) 500,000,000 shares of SPAC Class A Common Stock, (ii) 100,000,000 shares of SPAC Class B Common Stock and (iii) 1,000,000 shares of SPAC

Preferred Stock of which (A) 51,450,000 shares of SPAC Class A Common Stock are issued and outstanding as of the date of this Agreement, (B) 12,500,000 shares of SPAC Class B Common Stock are issued and outstanding as of the date of this Agreement and (C) no shares of SPAC Preferred Stock are issued and outstanding as of the date of this Agreement. All of the issued and outstanding shares of SPAC Common Stock (1) have been duly authorized and validly issued and are fully paid and nonassessable, (2) were issued in compliance in all material respects with applicable Law, (3) were not issued in breach or violation of any preemptive rights or Contract and (4) are fully vested and not otherwise subject to a substantial risk of forfeiture within the meaning of Section 83 of the Code, except as disclosed in the SEC Reports with respect to certain SPAC Common Stock held by Sponsor.

(b)Upon the completion of the Merger, the authorized capital stock of SPAC will consist of 501,000,000 shares of capital stock, including (i) 500,000,000 shares of SPAC Class A Common Stock, and (ii) 1,000,000 shares of SPAC Preferred Stock of which SPAC has committed to issue up to 12,500,000 shares of SPAC Class A Common Stock upon the conversion of SPAC’s Class B Common Stock in accordance with the Sponsor Letter Agreement.

(c)Except for this Agreement, as of the date hereof, there are (i) no subscriptions, calls, options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of SPAC Common Stock or the equity interests of SPAC, or any other Contracts to which SPAC is a party or by which SPAC is bound obligating SPAC to issue or sell any shares of capital stock of, other equity interests in or debt securities of, SPAC, and (ii) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in SPAC. Except as disclosed in the SEC Reports, the SPAC Organizational Documents or in the Sponsor Agreement, there are no outstanding contractual obligations of SPAC to repurchase, redeem or otherwise acquire any securities or equity interests of SPAC. There are no outstanding bonds, debentures, notes or other Indebtedness of SPAC having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the SPAC Stockholders may vote. Except as disclosed in the SEC Reports, SPAC is not a party to any stockholders agreement, voting agreement or registration rights agreement relating to SPAC Common Stock or any other equity interests of SPAC. SPAC does not own any capital stock or any other equity interests in any other Person or has any right, option, warrant, conversion right, stock appreciation right, redemption right, repurchase right, agreement, arrangement or commitment of any character under which a Person is or may become obligated to issue or sell, or give any right to subscribe for or acquire, or in any way dispose of, any shares of the capital stock or other equity interests, or any securities or obligations exercisable or exchangeable for or convertible into any shares of the capital stock or other equity interests, of such Person.

(d)No Person and no syndicate or “group” (as defined in the Exchange Act and the rules thereunder) of a Person owns directly or indirectly beneficial ownership (as defined in the Exchange Act and the rules thereunder) of securities of SPAC representing 35% or more of the combined voting power of the issued and outstanding securities of SPAC.

Section 6.14.NYSE Stock Market Listing. The issued and outstanding shares of SPAC Class A Common Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE under the symbol “ALCC”. SPAC is in compliance with the rules of the NYSE and there is no Action pending or, to the knowledge of SPAC, threatened against SPAC by the NYSE or the SEC with respect to any intention by such entity to deregister the SPAC Class A Common Stock or terminate the listing of SPAC Class A Common Stock on the NYSE. None of SPAC or its Affiliates has taken any action in an attempt to terminate the registration of the SPAC Class A Common Stock under the Exchange Act except as contemplated by this Agreement. SPAC has not received any notice from the NYSE or the SEC regarding the revocation of such listing or otherwise regarding the delisting of the SPAC Class A Common Stock from the NYSE or the SEC.

Section 6.15.Sponsor Agreement. SPAC has delivered to the Company a true, correct and complete copy of the Sponsor Agreement. The Sponsor Agreement is in full force and effect and has not been withdrawn or terminated, or otherwise amended or modified, in any respect, and no withdrawal, termination, amendment or modification is contemplated by SPAC. The Sponsor Agreement is a legal, valid and binding obligation of SPAC and, to the knowledge of SPAC, each other party thereto and neither the execution or delivery by any party thereto, nor the performance of any party’s obligations under, the Sponsor Agreement violates any provision of, or results in the breach of or default under, or require any filing, registration or qualification under, any applicable Law. No event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of SPAC under any material term or condition of the Sponsor Agreement.

Section 6.16.Related Party Transactions. Except as described in the SEC Reports, there are no transactions, Contracts, side letters, arrangements or understandings between any SPAC Party, on the one hand, and any director, officer, employee, stockholder or Affiliate of such SPAC Party.

Section 6.17.Investment Company Act. Neither the SPAC nor any of its Subsidiaries is an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

Section 6.18.SPAC Stockholders. Other than existing stockholders of the Company, no foreign person (as defined in 31 C.F.R. Part 800.224) in which the national or subnational governments of a single foreign state have a substantial interest (as defined in 31 C.F.R. Part 800.244) will acquire a substantial interest in the Company as a result of the Transaction such that a declaration to the Committee on Foreign Investment in the United States would be mandatory under 31 C.F.R. Part 800.401, and no foreign person will have control (as defined in 31 C.F.R. Part 800.208) over the Company post-Closing as a result of the Transaction.

Section 6.19. Registration Statement and Proxy Statement. At the Effective Time, the Registration Statement, and when first filed in accordance with Rule 424(b) or filed pursuant to Section 14A, the Proxy Statement (or any amendment or supplement thereto), will comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act. On the date of any filing pursuant to Rule 424(b) or Section 14A, the date the Proxy Statement is first mailed to SPAC Stockholders, and at the time of the Special Meeting, the Proxy Statement (together with any amendments or supplements thereto) will not include any untrue statement of material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that SPAC makes no representations or warranties as to the information contained in or omitted from the Registration Statement or Proxy Statement in reliance upon and in conformity with information furnished in writing to SPAC by or on behalf of the Company specifically for inclusion in the Registration Statement or the Proxy Statement.

Section 6.20.Opinion of Financial Advisors. The board of directors of SPAC has received the opinion of Ocean Tomo, a part of J.S. Held, to the effect that, as of the date of such opinion and subject to the assumptions, limitations, qualifications and other conditions contained therein, the Merger Consideration is fair, from a financial point of view, to the SPAC Stockholders (other than the Sponsor).

ARTICLE 7

Covenants of the Company

Section 7.01.Conduct of Business. From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms (the “Interim Period”), the Company shall, and shall cause its Subsidiaries to, except (i) as expressly contemplated by this Agreement, (ii) as required by applicable Law or any Governmental Authority, (iii) as set forth on Schedule 7.01 to the disclosure schedules of the Company or (iv) as consented to by SPAC (which consent shall not be unreasonably conditioned, withheld, delayed or denied), use its commercially reasonable efforts to operate its business in the ordinary course of business consistent with past practice. Without limiting the generality of the foregoing, except (i) as contemplated by this Agreement, (ii) as required by applicable Law or any Governmental Authority, (iii) as set forth on Schedule 7.01 to the disclosure schedules of the Company or (iv) as consented to by SPAC in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), the Company shall not, and the Company shall cause its Subsidiaries not to, during the Interim Period, except as otherwise contemplated by this Agreement:

(a)change or amend the Company Certificate of Incorporation or other organizational documents of the Company, except as (i) otherwise required by Law, (ii) required in order to effectuate the conversion of Company SAFEs into Company Common Stock or (iii) in connection with a Permitted Equity Financing;

(b)make, declare, set aside, establish a record date for or pay any dividend or distribution, other than any dividends or distributions from any wholly owned Subsidiary of the Company to the Company or any other wholly owned Subsidiaries of the Company;

(c)enter into, assume, assign, partially or completely amend any material term of, modify any material term of or terminate (excluding any expiration in accordance with its terms) any collective bargaining or similar agreement (including agreements with works councils and trade unions and side letters) to which the Company or its Subsidiaries is a party or by which it is bound, other than entry into such agreements in the ordinary course of business;

(d)(i) issue, deliver, sell, transfer, pledge, dispose of or place any Lien (other than a Permitted Lien) on any shares or any other equity or voting securities of the Company or any of its Subsidiaries or (ii) issue or grant any options, warrants or other rights to purchase or obtain any shares or any other equity or voting securities of the Company, other than (A) those issuances of Company

Options or restricted stock unit awards set forth on Schedule 7.01(d) to the disclosure schedules of the Company, in each case pursuant to a Company Stock Plan, (B) issuances of shares of Company Common Stock upon the exercise of Company Options or the conversion of Company SAFEs (as may be amended prior to the Closing), in the case of Company Options, that are outstanding on the date of this Agreement and in accordance with the terms of the applicable Company Stock Plan and award agreement, (C) issuances of additional Company SAFEs in an aggregate amount not to exceed $25,000,000 prior to Closing (for clarity, such Company SAFEs shall be treated as set forth in Section 3.01) or (D) issuances of Company Stock in connection with a Permitted Equity Financing;

(e)sell, assign, transfer, convey, lease, license, abandon, allow to lapse or expire, subject to or grant any Lien (other than Permitted Liens) on, or otherwise dispose of, any Intellectual Property or material assets, rights or properties of the Company and its Subsidiaries, taken as a whole, other than the sale or license of Software, goods and services to customers, or the sale or other disposition of assets or equipment deemed by the Company in its reasonable business judgement to be obsolete or no longer be material to the business of the Company and its Subsidiaries, in each case, in the ordinary course of business;

(f)(i) Process any Personal Information in material violation of any Privacy Laws, applicable Company privacy policies, or Company contractual commitments with respect to the Processing of any Personal Information or (ii) fail to take actions necessary (i.e., as required by Privacy Laws, applicable Company privacy policies, or Company contractual commitments with respect to the Processing of any Personal Information) to protect the privacy and confidentiality of, and to protect and secure, any Personal Information in the possession or control of, or Processed by or on behalf of, the Company;

(g)(i) cancel or compromise any claim or Indebtedness owed to the Company or any of its Subsidiaries, (ii) settle any pending or threatened Action, (A) if such settlement would require payment by the Company in an amount greater than $500,000, (B) to the extent such settlement includes an agreement to accept or concede injunctive relief or (C) to the extent such settlement involves a Governmental Authority or alleged criminal wrongdoing, or (iii) agree to modify in any respect materially adverse to the Company and its Subsidiaries any confidentiality or similar Contract to which the Company or any of its Subsidiaries are a party;

(h)directly or indirectly acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by purchasing all of or a substantial equity interest in, or by any other manner, any business or any corporation, partnership, limited liability company, joint venture, association or other entity or Person or division thereof;

(i)make any loans or advance any money or other property to any Person, except for (i) advances in the ordinary course of business to employees or officers of the Company or any of its Subsidiaries for expenses not to exceed $500,000 in the aggregate and (ii) prepayments made to suppliers of the Company or any of its Subsidiaries;

(j)enter into, assume, assign, or amend any material term of, modify any material term of or terminate (excluding any expiration in accordance with its terms) any Contract of a type required to be listed in subsections (ii), (iii), (iv), (v), (vii), (viii), (ix) or (x) on Schedule 5.12(a) to the disclosure schedules of the Company, any lease related to the Leased Real Property, other than entry into such agreements in the ordinary course of business;

(k)redeem, purchase or otherwise acquire, any shares or stock (as applicable) (or other equity interests) of the Company or any of its Subsidiaries or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares or stock (as applicable) (or other equity interests) of the Company or any of its Subsidiaries;

(l)adjust, split, combine, subdivide, recapitalize, reclassify or otherwise effect any change in respect of any shares or other equity interests or securities of the Company;

(m)make any change in its customary accounting principles or methods of accounting materially affecting the reported consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, other than as may be required by applicable Law, GAAP or regulatory guidelines;

(n)adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or its Subsidiaries (other than the transactions contemplated by this Agreement);

(o)make, change or revoke any material Tax election, adopt or change any material accounting method with respect to Taxes, file any amended material Tax Return, settle or compromise any material Tax liability, enter into any material closing agreement with respect to any Tax, surrender any right to claim a material refund of Taxes, consent to any extension or waiver of the limitations period applicable to any material Tax claim or assessment, or enter into any Tax sharing or Tax indemnification agreement or similar agreement (except, in each case, for such agreements that are commercial agreements not primarily relating to Taxes) or take any similar action relating to Taxes, if such election, change, amendment, agreement, settlement, consent or other action would have the effect of materially increasing the present or future Tax liability of the Company or any of its Subsidiaries in a manner that will disproportionately affect the SPAC Stockholders (as compared to the Company’s stockholders) after the Closing;

(p)take or cause to be taken any action, or knowingly fail to take or cause to be taken any action, which action or failure to act would reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment;

(q)directly or indirectly, incur, or modify in any material respect the terms of, any Indebtedness, or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person for Indebtedness (other than Indebtedness under capital leases entered into in the ordinary course of business);

(r)voluntarily fail to maintain in full force and effect material insurance policies covering the Company and its Subsidiaries and their respective properties, assets and businesses in a form and amount consistent with past practices (except that the Company shall be authorized to replace existing insurance policies with substantially comparable amounts of insurance coverage);

(s)enter into any transaction or amend in any material respect any existing agreement with any Person that, to the knowledge of the Company, is an Affiliate of the Company or its Subsidiaries (excluding ordinary course payments of annual compensation, provision of benefits or reimbursement of expenses in respect of stockholders who are officers or directors of the Company or its Subsidiaries);

(t)enter into any agreement that materially restricts the ability of the Company or its Subsidiaries to engage or compete in any line of business or enter into a new line of business;

(u)voluntarily suspend (for any material period of time affecting the commercial viability of the subject reactor) or terminate any pre-application activities at the NRC with respect to NRC Docket #99902095;

(v)(i) increase the compensation or benefits of any Company Employee except for increases in annual salary or wage rates or declarations of bonuses or benefits made in the ordinary course of business consistent with past practice or (ii) establish, adopt, enter into, materially amend in any respect or terminate any material Company Benefit Plan or any plan, agreement, program, policy or other arrangement that would be a material Company Benefit Plan if it were in existence as of the date of this Agreement;

(w)make any capital expenditures that in the aggregate exceed $500,000, other than any capital expenditure (or series of related capital expenditures) consistent in all material respects with the Company’s annual capital expenditures budget for periods following the date hereof, made available to SPAC;

(x)fail to use commercially reasonable efforts to comply with the “Regulatory Engagement Timeline” set forth on Schedule 7.01(x) to the disclosure schedules of the Company, as may be reasonably updated, amended or revised from time to time; or

(y)enter into any Contract to do any action prohibited under this Section 7.01.

Section 7.02.Inspection. Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to the Company or any of its Subsidiaries by third parties that may be in the Company’s or any of its Subsidiaries’ possession from time to time, and except for any information which (w) relates to interactions with prospective buyers of the Company or the negotiation of this Agreement or the Transactions, including with respect to the consideration or valuation of the Merger or any financial or strategic alternatives thereto, or any Acquisition Transaction, (x) is prohibited from being disclosed by applicable Law (y) is subject to statutory non-disclosure or similar provisions, or that is subject to a non-disclosure agreement with a third party or protection as a trade secret, or (z) on the advice of legal counsel of the Company would result in the loss of attorney-client privilege or other privilege from disclosure, the Company shall, and shall cause its Subsidiaries to, afford to SPAC and its Representatives reasonable access during the Interim Period, during normal business hours and with reasonable advance notice, in such manner as to not interfere with the normal operation of the Company and its Subsidiaries and so long as reasonably feasible or permissible under applicable Law, to all of their respective properties, books, Contracts, commitments, records and appropriate officers and employees of the Company and its Subsidiaries, and shall use its and their commercially reasonable efforts to furnish such

Representatives with all financial and operating data and other information concerning the affairs of the Company and its Subsidiaries that are in the possession of the Company or its Subsidiaries, in each case, as SPAC and its Representatives may reasonably request solely for purposes of consummating the Transactions; provided, however, that SPAC shall not be permitted to perform any environmental sampling at any Leased Real Property, including sampling of soil, groundwater, surface water, building materials, or air or wastewater emissions. The Parties shall use commercially reasonable efforts to make alternative arrangements for such disclosure where the restrictions in the preceding sentence apply. Any request pursuant to this Section 7.02 shall be made in a time and manner so as not to delay the Closing. All information obtained by SPAC and its Representatives under this Agreement shall be subject to the Confidentiality Agreement prior to the Closing.

Section 7.03.HSR Act and Approvals; NRC Communications.

(a)In connection with the transactions contemplated by this Agreement, the Company shall (and, to the extent required, shall cause its Affiliates to) comply promptly but in no event later than ten (10) Business Days after the date hereof with the notification and reporting requirements of the HSR Act; provided that, in the event the Federal Trade Commission and/or the U.S. Department of Justice is closed or not accepting such filings under the HSR Act (a “Government Closure”), such days shall be extended day-for-day, for each Business Day the Government Closure is in effect. The Company shall (i) use its reasonable best efforts to substantially comply with any Information or Document Requests and (ii) request early termination of any waiting period under the HSR Act; provided, further, that all fees and expenses in connection with filing to obtain clearance pursuant to the HSR Act shall be paid by SPAC.

(b)The Company shall promptly furnish to SPAC copies of any notices or written communications received by the Company or any of its Affiliates from any third party or any Governmental Authority, including, for the avoidance of doubt, the NRC, and disclose to SPAC the nature of any substantive oral communications between the Company or any of its Affiliates and any such Governmental Authority, with respect to the transactions contemplated by this Agreement, and the Company shall permit counsel to SPAC an opportunity to review in advance, any proposed written communications by the Company and/or its Affiliates to any Governmental Authority, including, for the avoidance of doubt, the NRC and excluding any notification and report forms filed under the HSR Act concerning the transactions contemplated by this Agreement; provided, that the Company shall not extend any waiting period or comparable period under the HSR Act or enter into any agreement with any Governmental Authority to so extend such waiting period or comparable period under the HSR Act without the written consent of SPAC. The Company agrees to provide, to the extent permitted by the applicable Governmental Authority, SPAC and its counsel the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between the Company and/or any of its Affiliates, agents or advisors, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the Transactions. Any such disclosures or provisions of information by the Company pursuant to this Section 7.03 may be redacted, withheld or made on an outside-counsel-only basis to the extent required under applicable Law or as appropriate to protect attorney-client or other privileged information or confidential business information.

(c)During the Interim Period, the Company agrees to keep SPAC reasonably apprised of the status of matters relating to the NRC’s review of the Company’s activities under NRC Docket No. 99902095 by furnishing SPAC with material filed on such docket and copies of notes, inspections, audit requests and other material communications received by the Company from the NRC, on a monthly basis or upon reasonable request by SPAC. Further, on a monthly basis or upon reasonable request by SPAC, the Company shall provide summaries of material meetings (including via teleconference or videoconference) between the Company and the NRC. Any such disclosures or provisions of information by the Company pursuant to this Section 7.03 may be redacted, withheld or made on an outside-counsel-only basis to the extent required under applicable Law or as appropriate to protect attorney-client or other privileged information or confidential business information.

Section 7.04.No Claim Against the Trust Account. The Company acknowledges that it has read SPAC’s final prospectus, filed with the SEC on July 9, 2021 and other SEC Reports, the SPAC Organizational Documents, and the Trust Agreement and understands that SPAC has established the Trust Account described therein for the benefit of SPAC’s public stockholders and that disbursements from the Trust Account are available only in the limited circumstances set forth in the Trust Agreement. The Company further acknowledges that, if the transactions contemplated by this Agreement, or, in the event of a termination of this Agreement, another Business Combination, are not consummated by July 12, 2023 (or October 12, 2023 if SPAC has an executed letter of intent, agreement in principle or definitive agreement for a Business Combination by July 12, 2023), SPAC will be obligated to return to its stockholders the amounts being held in the Trust Account. Accordingly, the Company (on behalf of itself and its controlled Affiliates) hereby waives any past, present or future claim of any kind against, and any right to access, the Trust Account or to collect from the Trust Account any monies that may be owed to them by SPAC or any of its Affiliates for any reason whatsoever, and will not seek recourse against the Trust Account at any time for any reason whatsoever. This Section 7.04 shall survive the termination of this Agreement for any reason; provided, that nothing herein shall serve to limit or prohibit the Company’s right to pursue a claim against SPAC or any of its Affiliates for legal relief against assets held outside the Trust Account (including from and after the consummation of a Business Combination other than as contemplated by this Agreement) or pursuant to Section 12.13 for specific performance or other injunctive relief. This Section 7.04 shall survive the termination of this Agreement for any reason.

Section 7.05.Proxy Solicitation; Other Actions. The Company agrees to use commercially reasonable efforts to provide SPAC as soon as practicable following the date hereof, (i) audited financial statements, including a consolidated balance sheet as of December 31, 2022 and December 31, 2021 and consolidated statements of income and comprehensive income, stockholder’s equity and cash flows, of the Company and its Subsidiaries for the years ended December 31, 2022 and December 31, 2021, and audited financial statements, including consolidated balance sheets and consolidated statements of income and comprehensive income, stockholder’s equity and cash flows, of the Company and its Subsidiaries for any fiscal year subsequent to December 31, 2022 that are required to be included in the Registration Statement in order for the SEC to declare the Registration Statement effective and, in each case, prepared in accordance with GAAP and Regulation S-X and audited in accordance with the auditing standards of the PCAOB (provided, that such audited financial statements as of and for the years ended December 31, 2022 and 2021 shall not be required to include a signed audit opinion, which signed audit opinion shall be delivered upon the initial filing of the Registration Statement with the SEC), (ii) unaudited financial statements, including consolidated condensed balance sheets and consolidated condensed statements of income and comprehensive income, stockholder’s equity and cash flows, of the Company and its Subsidiaries for each fiscal quarter beginning on or after January 1, 2023 that are required to be included in the Registration Statement in order for the SEC to declare the Registration Statement effective, in each case, prepared in accordance with GAAP and Regulation S-X and (iii) auditor’s reports and consents to use such financial statements and reports in the Registration Statement. The Company shall be available to, and the Company and its Subsidiaries shall use commercially reasonable efforts to make their officers and employees available to, in each case, during normal business hours and upon reasonable advanced notice, SPAC and its counsel in connection with (A) the drafting of the Registration Statement or Proxy Statement and (B) responding in a timely manner to comments on the Registration Statement or Proxy Statement from the SEC. Without limiting the generality of the foregoing, the Company shall reasonably cooperate with SPAC in connection with the preparation for inclusion in the Registration Statement or Proxy Statement of pro forma financial statements that comply with the requirements of Regulation S-X under the rules and regulations of the SEC (as interpreted by the staff of the SEC).

Section 7.06.Certain Transaction Agreements. Except to the extent provided in writing by SPAC, the Company shall not permit any amendment or modification to be made to any Company Voting and Support Agreement to the extent that such amendment or modification would reasonably be expected to materially and adversely affect the closing of the Transactions. The Company shall take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to satisfy in all material respects on a timely basis all conditions and covenants applicable to the Company in each Company Voting and Support Agreement and otherwise comply with its obligations thereunder and to enforce its rights under each such agreement, except to the extent that that the failure of the Company to enforce such rights would not reasonable be expected to materially and adversely affect the closing of the Transactions. Without limiting the generality of the foregoing, the Company shall give SPAC, prompt written notice: (a) of any breach or default (or any threatened breach or default) by any party to any Company Voting and Support Agreement known to the Company; or (b) of the receipt of any written notice or other written communication from any other party to any Company Voting and Support Agreement with respect to any actual, potential, threatened or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation by any party under any such agreement or any provisions of any such agreement.

Section 7.07.FIRPTA. At the Closing, the Company shall deliver to SPAC (a) a properly executed certificate in such manner consistent and in accordance with the requirements of Section 1.897-2(h)(1)(i) and 1.1445-2(c)(3)(i) of the Treasury Regulations, and (b) a notice to the IRS (which shall be filed by SPAC with the IRS following the Closing) in accordance with the provisions of Section 1.897-2(h)(2) of the Treasury Regulations.

Section 7.08.Termination of Certain Agreements. On and as of the Closing, the Company shall take all actions necessary to cause the Contracts listed on Schedule 7.08 to the disclosure schedules of the Company to be terminated without any further force and effect without any cost or other liability or obligation to the Company or its Subsidiaries (as applicable), and there shall be no further obligations of any of the relevant parties thereunder following the Closing.

ARTICLE 8

Covenants of SPAC

Section 8.01.HSR Act and Regulatory Approvals.

(a)In connection with the transactions contemplated by this Agreement, SPAC shall (and, to the extent required, shall cause its Affiliates to) comply promptly but in no event later than ten (10) Business Days after the date hereof with the notification and reporting requirements of the HSR Act; provided that, in the event that there is a Government Closure, such days shall be extended day-for-day, for each Business Day the Government Closure is in effect. SPAC shall substantially comply with any Information or Document Requests; provided, further, that all fees and expenses in connection with filing to obtain clearance pursuant to the HSR Act shall be paid by SPAC.

(b)SPAC shall request early termination of any waiting period under the HSR Act and undertake promptly any and all action required to (i) obtain termination or expiration of the waiting period under the HSR Act, (ii) prevent the entry in any Action brought by a Regulatory Consent Authority or any other Person of any Governmental Order which would prohibit, make unlawful or delay the consummation of the transactions contemplated by this Agreement and (iii) if any such Governmental Order is issued in any such Action, cause such Governmental Order to be lifted.

(c)SPAC shall cooperate in good faith with the Regulatory Consent Authorities and undertake promptly any and all action required to complete lawfully the Transactions as soon as practicable (but in any event prior to the Termination Date) and all action necessary or advisable to avoid, prevent, eliminate or remove the actual or threatened commencement of any proceeding in any forum by or on behalf of any Regulatory Consent Authority or the issuance of any Governmental Order that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Transactions, including (i) proffering and consenting and/or agreeing to a Governmental Order or other agreement providing for (A) the sale, licensing or other disposition, or the holding separate, of particular assets, categories of assets or lines of business of the Company or SPAC or (B) the termination, amendment or assignment of existing relationships and contractual rights and obligations of the Company or SPAC and (ii) promptly effecting the disposition, licensing or holding separate of assets or lines of business or the termination, amendment or assignment of existing relationships and contractual rights, in each case, at such time as may be necessary to permit the lawful consummation of the Transactions on or prior to the Termination Date. The entry by any Governmental Authority in any Action of a Governmental Order permitting the consummation of the Transactions but requiring any of the assets or lines of business of SPAC to be sold, licensed or otherwise disposed or held separate thereafter (including the business and assets of the Company and its Subsidiaries) shall not be deemed a failure to satisfy any condition specified in Article 10. Notwithstanding anything to the contrary, portfolio companies managed by Affiliates of SPAC are under no obligation, and SPAC is under no obligation to cause such portfolio companies to undertake any actions in this Section 8.01(c).

(d)SPAC shall promptly furnish to the Company copies of any notices or written communications received by SPAC or any of its Affiliates from any third party or any Governmental Authority, and disclose to the Company the nature of any substantive oral communications between SPAC and any Governmental Authority, with respect to the transactions contemplated by this Agreement, and SPAC shall permit counsel to the Company an opportunity to review in advance, and SPAC shall consider in good faith the views of such counsel in connection with, any proposed written communications by SPAC and/or its Affiliates to any Governmental Authority (excluding any notification and report forms filed under the HSR Act) concerning the transactions contemplated by this Agreement; provided, that SPAC shall not extend any waiting period or comparable period under the HSR Act or enter into any agreement with any Governmental Authority to so extend such waiting period or comparable period under the HSR Act without the written consent of the Company. SPAC agrees to provide the Company and its counsel the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between SPAC and/or any of its Affiliates, agents or advisors, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the Transactions. Any such disclosures or provisions of information by the SPAC pursuant to this Section 8.01(d) may be redacted, withheld or made on an outside-counsel-only basis to the extent required under applicable Law or as appropriate to protect attorney-client or other privileged information or confidential business information.

(e)Except as required by this Agreement, SPAC shall not engage in any action or enter into any transaction, that would reasonably be expected to materially impair or delay SPAC’s ability to consummate the transactions contemplated by this Agreement or perform its obligations hereunder.

Section 8.02.Indemnification and Insurance.

(a)From and after the Effective Time, SPAC agrees that it shall indemnify and hold harmless each present and former director, manager and officer of the Company and SPAC and each of their respective Subsidiaries against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company, SPAC or their respective Subsidiaries, as the case may be, would have been permitted under applicable Law and their respective certificate of incorporation, bylaws or other organizational documents or indemnification agreements in effect on the date of this Agreement to indemnify such Person (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law). Without limiting the foregoing, SPAC shall cause the Surviving Entity and each of its Subsidiaries to, (i) maintain for a period of not less than six years from the Effective Time provisions in its certificate of incorporation, bylaws and other organizational documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of officers and directors/managers that are no less favorable to those Persons than the provisions of such certificates of incorporation, bylaws and other organizational documents as of the date of this Agreement and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law.

(b)For a period of six years from the Effective Time, SPAC shall, or shall cause one or more of its Subsidiaries to, maintain in effect directors’ and officers’ liability insurance covering those Persons who are currently covered by the Company’s or any of its Subsidiaries’ directors’ and officers’ liability insurance policies (true, correct and complete copies of which have been heretofore made available to SPAC or its agents or representatives) on terms not less favorable than the terms of such current insurance coverage, except that in no event shall SPAC or its Subsidiaries be required to pay an annual premium for such insurance in excess of 300% of the aggregate annual premium payable by the Company and its Subsidiaries for such insurance policy for the year ended December 31, 2022; provided, however, that (i) SPAC may cause coverage to be extended under the current directors’ and officers’ liability insurance by obtaining a six-year “tail” policy containing terms not materially less favorable than the terms of such current insurance coverage with respect to claims existing or occurring at or prior to the Effective Time (the “D&O Tail”) and (ii) if any claim is asserted or made within such six-year period, any insurance required to be maintained under this Section 8.02 shall be continued in respect of such claim until the final disposition thereof.

(c)SPAC and the Company hereby acknowledge (on behalf of themselves and their respective Subsidiaries) that the indemnified Persons under this Section 8.02 may have certain rights to indemnification, advancement of expenses and/or insurance provided by current stockholders, members, or other Affiliates of such stockholders (“Indemnitee Affiliates”) separate from the indemnification obligations of SPAC, the Company and their respective Subsidiaries hereunder. The Parties hereby agree (i) that SPAC, the Company and their respective Subsidiaries are the indemnitors of first resort (i.e., its obligations to the indemnified Persons under this Section 8.02 are primary and any obligation of any Indemnitee Affiliate to advance expenses or to provide indemnification for the same expenses or liabilities incurred by the indemnified Persons under this Section 8.02 are secondary), (ii) that SPAC, the Company and their respective Subsidiaries shall be required to advance the full amount of expenses incurred by the indemnified Persons under this Section 8.02 and shall be liable for the full amount of all expenses, judgments, penalties, fines and amounts paid in settlement to the extent legally permitted and required by SPAC’s, the Company’s and their respective Subsidiaries’ governing documents or any director or officer indemnification agreements, without regard to any rights the indemnified Persons under this Section 8.02 may have against any Indemnitee Affiliate, and (iii) that the Parties (on behalf of themselves and their respective Subsidiaries) irrevocably waive, relinquish and release the Indemnitee Affiliates from any and all claims against the Indemnitee Affiliates for contribution, subrogation or any other recovery of any kind in respect thereof.

(d)Notwithstanding anything contained in this Agreement to the contrary, this Section 8.02 shall survive the consummation of the Merger indefinitely and shall be binding, jointly and severally, on SPAC and the Surviving Entity and all successors and assigns of SPAC and the Surviving Entity. In the event that SPAC or the Surviving Entity or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of SPAC or the Surviving Entity, as the case may be, shall succeed to the obligations set forth in this Section 8.02.

Section 8.03.Conduct of SPAC During the Interim Period.

(a)During the Interim Period, except as set forth on Schedule 8.03 to the disclosure schedules of SPAC, as reasonably required in connection with the SPAC Extension, as contemplated by this Agreement, as required by applicable Law or any Governmental Authority or as consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied, except, in the case of clauses (i), (ii), (iv), (vii) and (viii) below, as to which the Company’s consent may be granted or withheld in its sole discretion), SPAC shall not and each shall not permit any of its Subsidiaries to:

(i)change, modify or amend the Trust Agreement, the SPAC Organizational Documents or the organizational documents of Merger Sub;

(ii)(A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, SPAC; (B) split, combine or reclassify any capital stock of, or other equity interests in, SPAC; or (C) other than in connection with the SPAC Stockholder Redemption or as otherwise required by SPAC’s Organizational Documents in order to consummate the Transactions, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, SPAC;

(iii)make, change or revoke any material tax election, adopt or change any material accounting method with respect to Taxes, file any amended material Tax Return, settle or compromise any material Tax liability, enter into any material closing agreement with respect to any Tax or surrender any right to claim a material refund of Taxes, consent to any extension or waiver of the limitations period applicable to any material Tax claim or assessment, or enter into any Tax sharing or Tax indemnification agreement or similar agreement (except, in each case, for such agreements that are commercial agreements not primarily relating to Taxes) or take any similar action relating to Taxes, if such election, change, amendment, agreement, settlement, consent or other action would have the effect of materially increasing the present or future Tax liability of the Company or any of its Subsidiaries in a manner that will disproportionately affect Company’s stockholders (as compared to the SPAC Stockholders) after the Closing;

(iv)take or cause to be taken any action, or knowingly fail to take or cause to be taken any action, which action or failure to act would reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment;

(v)enter into, renew or amend in any material respect, any transaction or Contract with an Affiliate of SPAC (including, for the avoidance of doubt, (x) Sponsor or anyone related by blood, marriage or adoption to any Sponsor and (y) any Person in which any Sponsor has a direct or indirect legal, contractual or beneficial ownership interest of 5% or greater);

(vi)waive, release, compromise, settle or satisfy any pending or threatened material claim (which shall include, but not be limited to, any pending or threatened Action) or compromise or settle any liability;

(vii)incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness; provided, that SPAC shall be authorized to issue the Extension Promissory Note; or

(viii)offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, other equity interests, equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in, SPAC or any of its Subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests.

(b)During the Interim Period, SPAC shall, and shall cause its Subsidiaries to comply with, and continue performing under, as applicable, the SPAC Organizational Documents, the Trust Agreement, the Transaction Agreements and all other agreements or Contracts to which SPAC or its Subsidiaries may be a party.

Section 8.04.Certain Transaction Agreements. Unless otherwise approved in writing by the Company, no SPAC Party shall permit any amendment or modification to be made to, any waiver (in whole or in part) or provide consent to (including consent to termination), of any provision or remedy under, or any replacement of the Sponsor Agreement. SPAC shall take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to satisfy in all material respects on a timely basis all conditions and covenants applicable to SPAC in the Sponsor Agreement and otherwise comply with its obligations thereunder and to enforce its rights under each such agreement. Without limiting the generality of the foregoing, SPAC shall give the Company, prompt written notice: (a) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would give rise to any breach or default) by any party to the Sponsor Agreement known to SPAC; and (b) of the receipt of any written notice or other written communication from any other party to the Sponsor Agreement with respect to any actual, potential, threatened or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation by any party under any such agreement or any provisions of any such agreement.

Section 8.05.Inspection. Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to SPAC or its Subsidiaries by third parties that may be in SPAC’s or its Subsidiaries’ possession from time to time, and except for any information (x) which in the opinion of legal counsel of SPAC would result in the loss of attorney-client privilege or other privilege from disclosure, (y) which is prohibited from being disclosed by applicable Law, or (z) is subject to statutory non-disclosure or similar provisions, or that is subject to a non-disclosure agreement with a third party or protection as a trade secret, SPAC shall afford to the Company, its Affiliates and their respective Representatives reasonable access during the Interim Period, during normal business hours and with reasonable advance notice, to their respective properties, books, Contracts, commitments, records and appropriate officers and employees of SPAC and its Subsidiaries, and shall use its and their commercially reasonable efforts to furnish such Representatives with all financial and operating data and other information concerning the affairs of SPAC that are in the possession of SPAC, in each case as the Company and its Representatives may reasonably request solely for purposes of consummating the Transactions. The Parties shall use commercially reasonable efforts to make alternative arrangements for such disclosure where the restrictions in the preceding sentence apply. All information obtained by the Company, its Affiliates and their respective Representatives under this Agreement shall be subject to the Confidentiality Agreement prior to the Effective Time.

Section 8.06.SPAC Stock Exchange Listing. From the date hereof through the Closing, SPAC shall use reasonable best efforts to ensure SPAC remains listed as a public company on, and for shares of SPAC Class A Common Stock to be listed on, the Stock Exchange. SPAC shall take all steps reasonably necessary or advisable to cause the shares of SPAC Class A Common Stock to trade under the symbol “OKLO” upon the Closing, or under such other symbol as the Company and SPAC may otherwise agree prior to the Closing.

Section 8.07.SPAC Public Filings. From the date hereof through the Closing, SPAC will keep current and timely file or timely furnish (or obtain extensions in respect thereof and file or furnish within the applicable grace period) all registration statements reports schedules, forms, statements and other documents required to be filed or furnished with the SEC (collectively, as they have been supplemented, amended or modified since the time of their filing and including all exhibits and schedules thereto and other information incorporated therein, the “Additional SEC Reports”) and otherwise comply in all material respects with its reporting obligations under applicable Securities Laws. Each of the Additional SEC Reports, as of their respective dates of filing (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), will comply in all material respects with the applicable requirements of applicable Securities Laws. None of the Additional SEC Reports, as of their respective dates (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), will contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

Section 8.08.Section 16 Matters. Prior to the Effective Time, SPAC shall take all commercially reasonable steps as may be required (to the extent permitted under applicable Law) to cause any acquisition or disposition of the SPAC Class A Common Stock or any derivative thereof that occurs or is deemed to occur by reason of or pursuant to the Transactions by each Person who is or will be or may be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to SPAC to be exempt under Rule 16b-3 promulgated under the Exchange Act, including by taking steps in accordance with the No-Action Letter, dated January 12, 1999, issued by the SEC regarding such matters.

Section 8.09.Extension.

(a)As promptly as reasonably practicable after the date of this Agreement, SPAC shall take all commercially reasonable actions necessary, with the Company’s reasonable cooperation, including the preparation and filing of a proxy statement with the SEC (such proxy statement, together with any amendments or supplements thereto, the “Extension Proxy Statement”), to seek approval of the SPAC Stockholders to extend the deadline for SPAC to consummate a Business Combination to a date after October 12, 2023 (which date shall be no earlier than January 12, 2024) in accordance with the SPAC Organizational Documents so as to permit the consummation of the Transactions (the “SPAC Extension”). The preliminary Extension Proxy Statement shall be filed with the SEC no later than September 1, 2023.

(b)Each of SPAC and the Company agrees to promptly furnish to the other Party all information concerning itself, its Subsidiaries, officers, directors, managers, stockholders and other equityholders and information regarding such matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Extension Proxy Statement.

(c)Notwithstanding anything to the contrary contained in this Agreement, in connection with the SPAC Extension, SPAC shall be permitted to effect a distribution of funds from the Trust Account to any SPAC Stockholders who validly exercise and do not withdraw their redemption rights in connection therewith.

Section 8.10.SPAC Board of Directors. The Company and SPAC shall take all necessary action to cause the board of directors of SPAC as of immediately following the Closing to consist of seven (7) directors who are set forth on Schedule 8.10 to the disclosure schedules of SPAC and shall consist of (i) one director designated by Sponsor, who must qualify as “independent” under applicable SEC and the Stock Exchange rules and who must be reasonably acceptable to the Company, (ii) one director mutually designated by Sponsor and the Company and (ii) such other individuals as shall be determined by the Company, in its sole and exclusive discretion, provided that the citizenship of the members of the board shall be such that SPAC will be free of foreign ownership, control or domination. Upon each individual becoming a director of the board of directors of SPAC, SPAC will enter into customary indemnification agreements with each such director.

Section 8.11.SPAC Management. Schedule 8.11 to the disclosure schedules of SPAC sets forth the names and positions of the members of the senior management of the Company who shall each serve in such positions (or similar positions) at the SPAC following the Effective Time, provided that the citizenship of the members of the senior management of SPAC following the Effective Time will be such that SPAC will be free of foreign ownership, control or domination. The Company and SPAC shall take all necessary action to ensure that such individuals continue to serve after the Effective Time in their respective positions with substantially similar duties and responsibilities at the SPAC.

Section 8.12.Equity Plans. Prior to the Closing Date, SPAC shall approve, and subject to approval of the stockholders of SPAC, adopt, (i) an incentive equity plan, in substantially the form attached hereto as Exhibit F, and (ii) an employee stock purchase plan, in substantially the form attached hereto as Exhibit G ((i) and (ii), together, the “Equity Plans”).

Section 8.13.Qualification as an Emerging Growth Company. SPAC shall, at all times during the period from the date hereof until the Closing: (a) take all actions necessary to continue to qualify as an “emerging growth company” within the meaning of the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”); and (b) not take any action that would cause SPAC to not qualify as an “emerging growth company” within the meaning of the JOBS Act.

Section 8.14. SPAC Charter and Bylaws. Prior to the Effective Time, SPAC shall (i) subject to obtaining the approval of the SPAC Stockholder Matters, amend and restate the Existing SPAC Certificate of Incorporation to be substantially in the form of the SPAC Charter and (ii) amend and restate the bylaws of SPAC to be substantially in the form of the SPAC Bylaws.

ARTICLE 9

Joint Covenants

Section 9.01.Support of Transaction. Without limiting any covenant contained in Article 7 or Article 8, including the obligations of the Company and SPAC with respect to the notifications, filings, reaffirmations and applications described in Section 7.03 and Section 8.01, respectively, which obligations shall control to the extent of any conflict with the succeeding provisions of this Section 9.01, SPAC and the Company shall each, and shall each cause their respective Subsidiaries to: (a) use commercially reasonable efforts to assemble, prepare and file any information (and, as needed, to supplement such information) as may be reasonably necessary to obtain as promptly as practicable all governmental and regulatory consents required to be obtained in connection with the Transactions, (b) use commercially reasonable efforts to obtain all material consents and approvals of third parties that any of SPAC, the Company, or their respective Affiliates are required to obtain in order to consummate the Transactions; provided that, the Company shall not be required to seek any such required consents or approvals of third party counterparties to Material Contracts with the Company or its Subsidiaries to the extent such Material Contract is otherwise terminable at will, for convenience or upon or after the giving of notice of termination by a party thereto unless otherwise agreed in writing by the Company and SPAC, and (c) take such other action as may reasonably be necessary or as another Party may reasonably request to satisfy the conditions of the other Party set forth in Article 10 or otherwise to comply with this Agreement and to consummate the Transactions as soon as practicable. Notwithstanding the foregoing, in no event shall SPAC, Merger Sub, the Company or any of its Subsidiaries be obligated to bear any material expense or pay any material fee or grant any material concession in connection with obtaining any consents, authorizations or approvals pursuant to the terms of any Contract to which the Company or any of its Subsidiaries is a party or otherwise required in connection with the consummation of the Transactions.

Section 9.02.Registration Statement; Proxy Statement; SPAC Special Meeting.

(a)Registration Statement; Proxy Statement. As promptly as practicable after the date of this Agreement, SPAC and the Company shall, in accordance with this Section 9.02(a), prepare, and SPAC shall file with the SEC, (i) in preliminary form, a proxy statement in connection with the Transactions (as amended or supplemented, the “Proxy Statement”) to be filed as part of the Registration Statement and to be sent to the stockholders of SPAC in advance of the Special Meeting, for the purpose of, among other things: (A) providing the SPAC Stockholders with the opportunity to redeem shares of SPAC Class A Common Stock by tendering such shares for redemption not later than 5:00 p.m. Eastern Time on the date that is two (2) Business Days prior to the date of the Special Meeting (the “SPAC Stockholder Redemption”); and (B) soliciting proxies from holders of SPAC Class A Common Stock to vote at the Special Meeting, as adjourned or postponed, in favor of: (1) the adoption of this Agreement and approval of the Transactions; (2) the issuance of shares of SPAC Class A Common Stock in connection with the Merger (including as may be required by the Stock Exchange); (3) the amendment and restatement of the Existing SPAC Certificate of Incorporation in the form of the SPAC Charter attached as Exhibit A hereto; (4) the approval of the adoption of the Equity Plans; (5) the election of the directors constituting the board of directors of SPAC; (6) the adoption and approval of any other proposals as the SEC (or staff member thereof) may indicate are necessary in its comments to the Proxy Statement, the Registration Statement or correspondence related thereto; (7) any other proposals the Parties agree are necessary or desirable to consummate the Transactions; and (8) adjournment of the Special Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (collectively, the “SPAC Stockholder Matters”) and (ii) the Registration Statement, in which the Proxy Statement will be included as a prospectus. Without the prior written consent of the Company, the SPAC Stockholder Matters shall be the only matters (other than procedural matters) which SPAC shall propose to be acted on by the SPAC Stockholders at the Special Meeting, as adjourned or postponed. SPAC and the Company shall use commercially reasonable efforts to cooperate, and cause their respective Subsidiaries, as applicable, to reasonably cooperate, with each other and their respective representatives in the preparation of the Registration Statement and Proxy Statement. The Registration Statement shall also include a consent solicitation statement in preliminary form in connection with the solicitation by the Company of written consents from the stockholders of the Company, to approve, by stockholders holding Company Stock sufficient to obtain the Company Stockholder Approval, this Agreement, the Merger and the Transactions. The Registration Statement and Proxy Statement will comply as to form and substance with the applicable requirements of the Securities Act and Exchange Act, as applicable, and the rules and regulations thereunder. SPAC shall (I) have the Registration Statement declared effective under the Securities Act as promptly as practicable after the filing thereof and keep the Registration Statement effective as long as is necessary to consummate the Merger, (II) file the definitive Proxy Statement with the SEC (III) cause the Proxy Statement to be mailed to its stockholders of record, as of the record date to be established by the board of directors of SPAC in accordance with Section 9.02(e), as promptly as practicable (but in no event later than five (5) Business Days except as otherwise required by applicable Law) following the effective date of the Registration Statement (such date, the “Proxy Clearance Date”) and (IV) promptly commence a “broker search” in accordance with Rule 14a-12 of the Exchange Act.

(b)Prior to filing with the SEC, SPAC will make available to the Company drafts of the Registration Statement, Proxy Statement and any other documents to be filed with the SEC, both preliminary and final, and any amendment or supplement to the Registration Statement, Proxy Statement or such other document and will provide the Company with a reasonable opportunity to comment on such drafts and shall consider such comments in good faith. SPAC shall not file any such documents with the SEC without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed). SPAC will advise the Company promptly after it receives notice thereof, of: (A) the time when the Registration Statement and Proxy Statement has been filed; (B) the time when the Registration Statement has been declared effective under the Securities Act; (C) the filing of any supplement or amendment to the Registration Statement or Proxy Statement; (D) any request by the SEC for amendment of the Registration Statement or Proxy Statement; (E) any comments from the SEC relating to the Registration Statement or Proxy Statement and responses thereto; and (F) requests by the SEC for additional information. SPAC shall respond to any SEC comments on the Registration Statement and Proxy Statement as promptly as practicable; provided, that prior to responding to any requests or comments from the SEC, SPAC will make available to the Company drafts of any such response and provide the Company with a reasonable opportunity to comment on such drafts.

(c)If, at any time prior to the Special Meeting, there shall be discovered any information that should be set forth in an amendment or supplement to the Registration Statement or Proxy Statement so that the Registration Statement or Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, SPAC shall, subject to Section 9.02(b), promptly file an amendment or supplement to the Registration Statement and Proxy Statement containing such information. If, at any time prior to the Closing, the Company or SPAC, as applicable, discovers any information, event or circumstance relating to such Party, its business or any of its Affiliates, officers, directors or employees that should be set forth in an amendment or a supplement to the Registration Statement or Proxy Statement so that the Registration Statement or Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, then such Party shall promptly inform the other Party of such information, event or circumstance.

(d)SPAC shall make all necessary filings with respect to the Transactions under the Securities Act, the Exchange Act and applicable “blue sky” laws, and any rules and regulations thereunder. The Company agrees to promptly provide SPAC with all information concerning the business, management, operations and financial condition of the Company and its Subsidiaries, in each case, reasonably requested by SPAC for inclusion in the Registration Statement and Proxy Statement.

(e)SPAC Special Meeting. SPAC shall, prior to or as promptly as practicable following the Proxy Clearance Date (and in no event later than the date the Proxy Statement is required to be mailed in accordance with Section 9.02(a)), establish a record date (which date shall be mutually agreed with the Company) for, duly call and give notice of, the Special Meeting. SPAC shall convene and hold a meeting of the SPAC Stockholders, for the purpose of obtaining the approval of the SPAC Stockholder Matters (the “Special Meeting”), which meeting shall be held not more than 25 days after the date on which SPAC commences the mailing of the Proxy Statement to its stockholders. SPAC shall use its reasonable best efforts to take all actions necessary (in its discretion or at the request of the Company) to obtain the approval of the SPAC Stockholder Matters at the Special Meeting, including as such Special Meeting may be adjourned or postponed in accordance with this Agreement, including by soliciting proxies as promptly as practicable in accordance with applicable Law for the purpose of seeking the approval of the SPAC Stockholder Matters. SPAC shall include the SPAC Board Recommendation in the Proxy Statement. The board of directors of SPAC shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the SPAC Board Recommendation for any reason. SPAC agrees that its obligation to establish a record date for, duly call, give notice of, convene and hold the Special Meeting for the purpose of seeking approval of the SPAC Stockholder Matters shall not be affected by any intervening event or circumstance, and SPAC agrees to establish a record date for, duly call, give notice of, convene and hold the Special Meeting and submit for the approval of its stockholders the SPAC Stockholder Matters, in each case in accordance with this Agreement, regardless of any intervening event or circumstance. Notwithstanding anything to the contrary contained in this Agreement, SPAC shall be entitled to (and, in the case of the following clauses (ii) and (iii), at the request of the Company, shall) postpone or adjourn the Special Meeting for a period of no longer than 15 days: (i) to ensure that any supplement or amendment to the Proxy Statement that the board of directors of SPAC has determined in good faith is required by applicable Law is disclosed to the SPAC Stockholders and for such supplement or amendment to be promptly disseminated to the SPAC Stockholders prior to the Special Meeting; (ii) if, as of the time for which the Special Meeting is originally scheduled (as set forth in the Proxy Statement), there are insufficient shares of SPAC Class A Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the Special Meeting; (iii) in order to solicit additional proxies from stockholders for purposes of obtaining approval of the SPAC Stockholder Matters; or (iv) only with the prior written consent of the Company, such consent not to be unreasonably withheld, conditioned or delayed, for purposes of satisfying the condition set forth in Section 10.03(c) hereof;

provided, that, notwithstanding any longer adjournment or postponement period specified at the beginning of this sentence, in the event of any such postponement or adjournment, the Special Meeting shall be reconvened as promptly as practicable following such time as the matters described in such clauses have been resolved.

(f)Company Written Consent. As promptly as practicable following the Proxy Clearance Date, the Company shall solicit the Company Stockholder Approval via written consent in accordance with Section 228 of the DGCL. In connection therewith, prior to the Proxy Clearance Date, the Company Board shall set a record date for determining the stockholders of the Company entitled to provide such written consent. The Company shall use reasonable best efforts to cause the parties to the Company Voting and Support Agreements to duly execute and deliver a stockholder written consent substantially in the form attached hereto as Exhibit H (the “Written Consent”) in respect of the shares of Company Stock beneficially owned by such parties (which parties hold Company Stock sufficient to constitute the Company Stockholder Approval) in accordance with Section 228 of the DGCL within forty-eight (48) hours of the Proxy Clearance Date. As promptly as practicable following the execution and delivery of the Written Consent by such parties to the Company, the Company shall deliver to SPAC a copy of such Written Consent in accordance with Section 12.02. Promptly following the receipt of the Company Stockholder Approval via the Written Consent and delivery to SPAC of a copy of such Written Consent in accordance with Section 12.02, the Company will prepare (subject to the reasonable approval of SPAC) and deliver to the stockholders of the Company who have not executed and delivered the Written Consent the notice required by Section 228(e) of the DGCL and include a description of the appraisal rights of the holders of Company Stock available under Section 262 of the DGCL along with such other information as is required thereunder and pursuant to applicable Law. If stockholders holding Company Stock sufficient to obtain the Company Stockholder Approval fail to deliver the Written Consent to the Company within forty-eight (48) hours of the Registration Statement becoming effective (a “Written Consent Failure”), SPAC shall have the right to terminate this Agreement as set forth in Section 11.01.

(g)The consent solicitation statement shall include the Company Board Recommendation. The Company Board shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the Company Board Recommendation for any reason, unless the Company Board (or the applicable committee or subgroup thereof) determines in good faith by a majority vote, after considering advice from outside legal counsel to the Company, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law.

Section 9.03.Exclusivity.

(a)During the Interim Period, the Company shall not take, nor shall it permit any of its Affiliates or Representatives to take, whether directly or indirectly, any action to solicit, initiate or engage in discussions or negotiations with, or enter into any agreement with, or encourage, or provide information to, any Person (other than SPAC and/or any of its Affiliates or Representatives) concerning any purchase of any of the Company’s equity securities or the issuance and sale of any securities of, or membership interests in, the Company or its Subsidiaries (other than any purchases of equity securities by the Company from employees of the Company or its Subsidiaries or in a Permitted Equity Financing) or any merger or sale of substantial assets involving the Company or its Subsidiaries, other than immaterial assets or assets sold in the ordinary course of business (each such acquisition transaction, but excluding the Transactions, an “Acquisition Transaction”); provided, that, the execution, delivery and performance of this Agreement and the other Transaction Agreements and the consummation of the Transactions shall not be deemed a violation of this Section 9.03(a). The Company shall, and shall cause its Affiliates and Representatives to, immediately cease any and all existing discussions or negotiations with any Person conducted prior to the date hereof with respect to, or which is reasonably likely to give rise to or result in, an Acquisition Transaction.

(b)During the Interim Period, SPAC shall not take, nor shall it permit any of its Affiliates or Representatives to take, whether directly or indirectly, any action to solicit, initiate, continue or engage in discussions or negotiations with, or enter into any agreement with, or encourage, respond, provide information to or commence due diligence with respect to, any Person (other than the Company, its stockholders and/or any of their Affiliates or Representatives), concerning, relating to or which is intended or is reasonably likely to give rise to or result in, any offer, inquiry, proposal or indication of interest, written or oral relating to any Business Combination (a “Business Combination Proposal”) other than with the Company, its stockholders and their respective Affiliates and Representatives; provided, that, the execution, delivery and performance of this Agreement and the other Transaction Agreements and the consummation of the Transactions shall not be deemed a violation of this Section 9.03(b). SPAC shall, and shall cause its Affiliates and Representatives to, immediately cease any and all existing discussions or negotiations with any Person conducted prior to the date hereof with respect to, or which is reasonably likely to give rise to or result in, a Business Combination Proposal.

Section 9.04.Tax Matters.

(a)Notwithstanding anything to the contrary contained herein, SPAC shall pay all transfer, documentary, sales, use, stamp, registration, value added or other similar Taxes incurred in connection with the Transactions. SPAC shall, at its own expense, timely file all necessary Tax Returns with respect to all such Taxes, and, if required by applicable Law, the Company will join in the execution of any such Tax Returns.

(b)For U.S. federal (and, as applicable, state and local) income tax purposes , (i) each of the Parties intends that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations thereunder and (ii) each of the Parties intends that this Agreement be, and hereby is, adopted as a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and Treasury Regulations Section 1.368-2(g) (collectively, the “Intended Tax Treatment”). The Parties will prepare and file all Tax Returns consistent with the Intended Tax Treatment and will not take any inconsistent position on any Tax Return or during the course of any audit, litigation or other proceeding with respect to Taxes, except as otherwise required by a determination within the meaning of Section 1313(a) of the Code. Each of the Parties agrees to promptly notify all other Parties of any challenge to the Intended Tax Treatment by any Governmental Authority.

(c)Each of SPAC and the Company shall (and shall cause its respective Subsidiaries and Affiliates to) use its reasonable best efforts to (i) cause the Merger to qualify for the Intended Tax Treatment and (ii) not take or cause to be taken any action, or fail to take or cause to be taken any action, which action or failure to act would reasonably be expected to prevent the Merger from so qualifying for the Intended Tax Treatment.

Section 9.05.Confidentiality; Publicity.

(a)SPAC acknowledges that the information being provided to it in connection with this Agreement and the consummation of the Transactions is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference. The Confidentiality Agreement shall survive the execution and delivery of this Agreement and shall apply to all information furnished thereunder or hereunder and any other activities contemplated thereby.

(b)None of SPAC, the Company or any of their respective Affiliates shall make any public announcement or issue any public communication regarding this Agreement or the Transactions, or any matter related to the foregoing, without first obtaining the prior consent of the Company or SPAC, as applicable (which consent shall not be unreasonably withheld, conditioned or delayed), except if such announcement or other communication is required by applicable Law or legal process (including pursuant to the Securities Laws or the rules of any national securities exchange), in which case SPAC or the Company, as applicable, shall use their reasonable best efforts to obtain such consent with respect to such announcement or communication with the other Party, prior to announcement or issuance; provided, however, that, subject to this Section 9.05, each Party and its Affiliates may make announcements regarding the status and terms (including price terms) of this Agreement and the Transactions to their respective directors, officers, employees, direct and indirect current or prospective limited partners and investors or otherwise in the ordinary course of their respective businesses, in each case, so long as such recipients are obligated to keep such information confidential without the consent of any other Party; and provided, further, that subject to Section 7.02 and this Section 9.05, the foregoing shall not prohibit any Party from communicating with third parties to the extent necessary for the purpose of seeking any third party consent; provided, further, that notwithstanding anything to the contrary in this Section 9.05(b), nothing herein shall modify or affect SPAC’s obligations pursuant to Section 9.02.

Section 9.06.Post-Closing Cooperation; Further Assurances. Following the Closing, each Party shall, on the request of any other Party, execute such further documents, and perform such further acts, as may be reasonably necessary or appropriate to give full effect to the allocation of rights, benefits, obligations and liabilities contemplated by this Agreement and the Transactions.

Section 9.07. Stockholder Litigation. SPAC shall notify the Company promptly in connection with any threat to file, or filing of, an Action related to this Agreement or the Transaction by any of its stockholders against any of the SPAC Parties or against any of their respective directors or officers (any such action, a “Stockholder Action”). SPAC shall keep the Company reasonably apprised of the defense, settlement, prosecution or other developments with respect to any such Stockholder Action. SPAC shall give the Company the opportunity to participate in, subject to a customary joint defense agreement, the defense of any such litigation, to give due consideration to the Company’s advice with respect to such litigation and to not settle any such litigation without the prior written consent of the Company, such consent not to be unreasonably withheld, conditioned or delayed; provided that, for the avoidance of doubt, SPAC shall bear all costs of investigation and all defense and attorneys’ and other professionals’ fees and all settlement payments related to such Stockholder Action incurred by SPAC (“Stockholder Action Expenses”).

ARTICLE 10

Conditions to Obligations

Section 10.01.  Conditions to Obligations of All Parties. The obligations of the Parties to consummate, or cause to be consummated, the Transactions are subject to the satisfaction of the following conditions, any one or more of which may be waived (if legally permitted) in writing by all of such Parties:

(a)HSR Approval. The applicable waiting period(s) under the HSR Act in respect of the Transactions (and any extension thereof, or any timing agreements, understandings or commitments obtained by request or other action of the U.S. Federal Trade Commission and/or the U.S. Department of Justice, as applicable) shall have expired or been terminated.

(b)No Prohibition. There shall not be in force any Governmental Order, statute, rule or regulation enjoining or prohibiting the consummation of the Transactions.

(c)Net Tangible Assets. SPAC shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) remaining after the SPAC Stockholder Redemption.

(d)SPAC Stockholder Approval. The approval of the SPAC Stockholder Matters shall have been duly obtained in accordance with the DGCL, the SPAC Organizational Documents and the rules and regulations of the Stock Exchange.

(e)Company Stockholder Approval. The Company Stockholder Approval shall have been duly obtained in accordance with the DGCL and the Company Certificate of Incorporation.

(f)Governance Arrangements. Any organizational documents or agreements necessary to give effect to the governance arrangements contemplated by this Agreement and the Transaction Documents shall have been adopted or executed and delivered by the parties thereto, as applicable.

(g)Board Appointments. All action shall have been taken such that the board of directors of SPAC as of immediately following the Closing shall be constituted of the directors contemplated by Section 8.10.

(h)Stock Exchange Listing Requirements. The shares of SPAC Common Stock contemplated to be listed pursuant to this Agreement (including the Earnout Shares) shall have been listed on the Stock Exchange and shall be eligible for continued listing on the Stock Exchange immediately following the Closing (as if it were a new initial listing by an issuer that had never been listed prior to Closing).

(i)Effectiveness of Registration Statement. The Registration Statement shall have become effective in accordance with the Securities Act, no stop order shall have been issued by the SEC with respect to the Registration Statement and no Action seeking such stop order shall have been threatened or initiated.

Section 10.02.  Additional Conditions to Obligations of SPAC Parties. The obligations of the SPAC Parties to consummate, or cause to be consummated, the Transactions are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by SPAC:

(a)Representations and Warranties.

(i)Each of the representations and warranties of the Company contained in the first sentence of Section 5.01 (Corporate Organization of the Company), Section 5.03 (Due Authorization), Section 5.06 (Current Capitalization), Section 5.25(a) (No Material Adverse Effect) and Section 5.25(b) (Brokers’ Fees) (collectively, the “Company Specified Representations”) shall be true and correct (without giving any effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth therein) in all material respects as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date).

(ii)Each of the representations and warranties of the Company contained in Article 5 (other than the Company Specified Representations), shall be true and correct (without giving any effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth therein) as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), except, in either case, where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to result in, a Material Adverse Effect.

(b)Agreements and Covenants. The covenants and agreements of the Company in this Agreement to be performed as of or prior to the Closing shall have been performed in all material respects.

(c)No Material Adverse Effect. Since the date of this Agreement, there has not occurred a Material Adverse Effect with respect to the Company which is continuing.

(d)Officer’s Certificate. The Company shall have delivered to SPAC a certificate signed by an officer of the Company, dated as of the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 10.02(a), Section 10.02(b) and Section 10.02(c) have been fulfilled.

(e)Nuclear Regulatory Commission. The Company shall have not received from the NRC any communication that would reasonably be expected to have a material adverse impact on the ability of the Company to secure a Combined Construction and Operating License for the subject reactor from the NRC.

Section 10.03.  Additional Conditions to the Obligations of the Company. The obligation of the Company to consummate or cause to be consummated the Transactions is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Company:

(a)Representations and Warranties.

(i)Each of the representations and warranties of the SPAC Parties contained in the first sentence of Section 6.01 (Corporate Organization), Section 6.02 (Due Authorization), Section 6.08 (Brokers’ Fees), Section 6.13 (Capitalization) and Section 6.20 (Opinion of Financial Advisors) (collectively, the “SPAC Specified Representations”)) shall be true and correct (without giving any effect to any limitation as to “materiality” or “SPAC Material Adverse Effect” or any similar limitation set forth therein) in all material respects as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date).

(ii)Each of the representations and warranties of the SPAC Parties contained in Article 6 (other than the SPAC Specified Representations), shall be true and correct (without giving any effect to any limitation as to “materiality” or “SPAC Material Adverse Effect” or any similar limitation set forth therein) as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), except, in either case, where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to result in, a SPAC Material Adverse Effect.

(b)Agreements and Covenants. The covenants and agreements of the SPAC Parties in this Agreement to be performed as of or prior to the Closing shall have been performed in all material respects.

(c)No SPAC Material Adverse Effect. Since the date of this Agreement, there has not existed a SPAC Material Adverse Effect with respect to the SPAC which is continuing.

(d)Available Closing SPAC Cash. The Available Closing SPAC Cash shall not be less than $250,000,000.

(e)Officer’s Certificate. SPAC shall have delivered to the Company a certificate signed by an officer of SPAC, dated as of the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 10.03(a), Section 10.03(b), Section 10.03(c) and Section 10.03(d) have been fulfilled.

(f)Sponsor Agreement. Each of the covenants of Sponsor and the Insiders (as defined in the Sponsor Agreement) required under the Sponsor Agreement to be performed as of or prior to the Closing shall have been performed in all material respects, and

Sponsor or the Insiders shall not have threatened (orally or in writing) (i) that the Sponsor Agreement is not valid, binding and in full force and effect, (ii) that the SPAC or the Company is in breach of or default under the Sponsor Agreement or (iii) to terminate the Sponsor Agreement.

Section 10.04.  Frustration of Conditions. None of the SPAC Parties or the Company may rely on the failure of any condition set forth in this Article 10 to be satisfied if such failure was caused by such Party’s failure to act in good faith or to take such actions as may be necessary to cause the conditions of the other Party to be satisfied, as required by Section 9.01.

ARTICLE 11

Termination/Effectiveness

Section 11.01.  Termination. This Agreement may be terminated and the Transactions abandoned:

(a)by written consent of the Company and SPAC;

(b)prior to the Closing, by written notice to the Company from SPAC if (i) there is any breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, such that the conditions specified in Section 10.02(a) or Section 10.02(b) would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company through the exercise of its commercially reasonable efforts, then, for a period of up to 30 days (or any shorter period of the time that remains between the date SPAC provides written notice of such violation or breach and the Termination Date or the Extended Termination Date, as applicable) after receipt by the Company of notice from SPAC of such breach, but only as long as the Company continues to use its commercially reasonable efforts to cure such Terminating Company Breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period, (ii) the Closing has not occurred on or before October 12, 2023 (the “Termination Date”); provided, that if any Action for specific performance or other equitable relief by the Company with respect to this Agreement, any other Transaction Agreement or otherwise with respect to the Transactions is commenced or pending on or before the Termination Date, then the Termination Date shall be automatically extended without any further action by any Party until the date that is 30 days following the date on which a final, non-appealable Governmental Order has been entered with respect to such Action and the Termination Date shall be deemed to be such later date for all purposes of this Agreement (the “Extended Termination Date”), provided further, that if the SPAC Extension is approved by the SPAC Stockholders pursuant to Section 8.09, the “Termination Date” or “Extended Termination Date”, as applicable, shall mean the date that is the deadline for SPAC to consummate a Business Combination following such approval; or (iii) the consummation of the Merger is permanently enjoined or prohibited by the terms of a final, non-appealable Governmental Order or a statute, rule or regulation; provided, that, in the event that the date that is the deadline for SPAC to consummate a Business Combination has not passed, the right to terminate this Agreement under subsection (i) or (ii) shall not be available if SPAC’s failure to fulfill any obligation under this Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date;

(c)prior to the Closing, by written notice to SPAC from the Company if (i) there is any breach of any representation, warranty, covenant or agreement on the part of any SPAC Party set forth in this Agreement, such that the conditions specified in Section 10.03(a) or Section 10.03(b) would not be satisfied at the Closing (a “Terminating SPAC Breach”), except that, if any such Terminating SPAC Breach is curable by such SPAC Party through the exercise of its commercially reasonable efforts, then, for a period of up to 30 days (or any shorter period of the time that remains between the date the Company provides written notice of such violation or breach and the Termination Date or the Extended Termination Date, as applicable) after receipt by SPAC of notice from the Company of such breach, but only as long as SPAC continues to exercise such commercially reasonable efforts to cure such Terminating SPAC Breach (the “SPAC Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating SPAC Breach is not cured within the SPAC Cure Period, (ii) the Closing has not occurred on or before the Termination Date, or (iii) the consummation of the Merger is permanently enjoined or prohibited by the terms of a final, non-appealable Governmental Order or a statute, rule or regulation; provided, that the right to terminate this Agreement under subsection (i) or (ii) shall not be available if the Company’s failure to fulfill any obligation under this Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date;

(d)by written notice from either the Company or SPAC to the other if the approval of the SPAC Stockholder Matters by the SPAC Stockholders is not obtained at the Special Meeting (subject to any adjournment, postponement or recess of the meeting); provided, that, the right to terminate this Agreement under this Section 11.01(d) shall not be available to SPAC if, at the time of such termination, SPAC is in breach of Section 9.02;

(e)by written notice from SPAC to the Company in the event of a Written Consent Failure; provided, that the right to terminate this Agreement on account of a Written Consent Failure shall not be available if the Company Stockholder Approval is obtained prior to SPAC providing notice of its intent to terminate this Agreement on account of a Written Consent Failure; or

(f)by written notice from SPAC to the Company if the Holders sufficient to obtain the Company Stockholder Approval fail to deliver Company Voting and Support Agreements to SPAC within seventy-two (72) hours of the execution of this Agreement (a “Company Voting and Support Agreement Failure”); provided, that the right to terminate this Agreement on account of a Company Voting and Support Agreement Failure shall not be available if the Company delivers to SPAC executed Company Voting and Support Agreements by Holders sufficient to obtain the Company Stockholder Approval prior to SPAC providing notice of its intent to terminate this Agreement on account of a Company Voting and Support Agreement Failure.

Section 11.02.  Effect of Termination. Except as otherwise set forth in this Section 11.02 or Section 12.13, in the event of the termination of this Agreement pursuant to Section 11.01, this Agreement shall forthwith become void and have no effect, without any liability on the part of any Party or its respective Affiliates, officers, directors, employees or stockholders, other than liability of any Party for any intentional and willful breach of this Agreement by such Party occurring prior to such termination. The provisions of Section 7.04 (No Claim Against the Trust Account), Section 9.05 (Confidentiality; Publicity), this Section 11.02 (Effect of Termination) and Article 12 (collectively, the “Surviving Provisions”) and the Confidentiality Agreement, and any other Section or Article of this Agreement referenced in the Surviving Provisions which are required to survive in order to give appropriate effect to the Surviving Provisions, shall in each case survive any termination of this Agreement.

ARTICLE 12

Miscellaneous

Section 12.01.  Waiver. Any Party may, at any time prior to the Closing, by action taken by its board of directors or equivalent governing body, or officers thereunto duly authorized, waive in writing any of its rights or conditions in its favor under this Agreement or agree to an amendment or modification to this Agreement in the manner contemplated by Section 12.10 and by an agreement in writing executed in the same manner (but not necessarily by the same Persons) as this Agreement.

Section 12.02.  Notices. All notices and other communications among the Parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service or (iv) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:

(a)If to SPAC or Merger Sub to:

AltC Acquisition Corp.

640 Fifth Avenue, 12th Floor

New York, NY 10019
Attn:Michael S. Klein
Email:Michael.Klein@mkleinandcompany.com

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
Attn:Michael J. Aiello

Matthew J. Gilroy

Amanda Fenster

Email:michael.aiello@weil.com

matthew.gilroy@weil.com

amanda.fenster@weil.com

(b)If to the Company or the Surviving Entity, to:

Oklo Inc.
3190 Coronado Dr.
Santa Clara, CA 95054

Attn: Jacob DeWitte
Email: j@oklo.com

with a copy (which shall not constitute notice) to:

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

One Marina Park Drive, Suite 900

Boston, Massachusetts 02210

Attn:David D. Gammell

Andrew Luh

Keith J. Scherer

Email:dgammell@gunder.com

aluh@gunder.com

kscherer@gunder.com

or to such other address or addresses as the Parties may from time to time designate in writing. Without limiting the foregoing, any Party may give any notice, request, instruction, demand, document or other communication hereunder using any other means (including personal delivery, expedited courier, messenger service, ordinary mail or electronic mail), but no such notice, request, instruction, demand, document or other communication shall be deemed to have been duly given unless and until it actually is received by the Party for whom it is intended.

Section 12.03.Assignment. No Party shall assign this Agreement or any part hereof without the prior written consent of the other Parties; provided, that the Company may delegate the performance of its obligations or assign its rights hereunder in part or in whole to any Affiliate of the Company so long as the Company remains fully responsible for the performance of the delegated obligations. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns. Any attempted assignment in violation of the terms of this Section 12.03 shall be null and void, ab initio.

Section 12.04.Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties, any right or remedies under or by reason of this Agreement; provided, however, that, notwithstanding the foregoing (a) in the event the Closing occurs, the present and former officers and directors of the Company and SPAC (and their successors, heirs and representatives) and each of their respective Indemnitee Affiliates are intended third-party beneficiaries of, and may enforce, Section 8.02(a) and (b) the past, present and future directors, officers, employees, incorporators, members, partners, stockholders, Affiliates, agents, attorneys, advisors and representatives of the Parties, and any Affiliate of any of the foregoing (and their successors, heirs and representatives), are intended third-party beneficiaries of, and may enforce, Section 12.14 and Section 12.15.

Section 12.05.Expenses. Except as otherwise provided herein, each Party shall bear its own expenses incurred in connection with this Agreement and the Transactions whether or not the Transactions shall be consummated, including all fees of its legal counsel, financial advisers and accountants; provided that if the Closing occurs, SPAC shall bear and pay at or promptly after Closing, all (x) SPAC Transaction Expenses that consist of (I) deferred underwriting fees, (II) fees, costs and expenses related to the D&O Tail, (III) repayment amounts of the Extension Promissory Note and (IV) capital markets advisory fees and (y) all other SPAC Transaction Expenses in an amount not to exceed $25,000,000 for such other expenses (the “SPAC Expenses Cap”), in the manner described and as further detailed on Schedule 12.05 to the disclosure schedules of SPAC, plus all Company Transaction Expenses. For the avoidance of doubt, all expenses payable by SPAC under clauses (x)(I)-(III) of the preceding sentence and up to $7,000,000 of expenses payable by SPAC under clause (x)(IV) of the preceding sentence shall be excluded from the SPAC Expenses Cap. SPAC shall cooperate with the Company and use its commercially reasonable efforts to minimize the amount of SPAC Transaction Expenses incurred prior to the Closing.

Section 12.06.Governing Law. This Agreement, and all claims or causes of Action based upon, arising out of, or related to this Agreement or the Transactions, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

Section 12.07.Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 12.08.Schedules and Exhibits. The Schedules and Exhibits referenced herein are a part of this Agreement as if fully set forth herein. All references herein to Schedules and Exhibits shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a Party in the Schedules with reference to any section or schedule of this Agreement shall be deemed to be a disclosure with respect to all other sections or schedules to which such disclosure may apply solely to the extent the relevance of such disclosure is reasonably apparent on the face of the disclosure in such Schedule. Certain information set forth in the Schedules is included solely for informational purposes.

Section 12.09.Entire Agreement. This Agreement (together with the Schedules and Exhibits to this Agreement) and that certain Proprietary Information Agreement, dated as of January 3, 2023, between SPAC and the Company (as amended, modified or supplemented from time to time, the “Confidentiality Agreement”), constitute the entire agreement among the Parties relating to the Transactions and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the Parties or any of their respective Subsidiaries relating to the Transactions. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the transactions contemplated by this Agreement exist between the Parties except as expressly set forth or referenced in this Agreement and the Confidentiality Agreement.

Section 12.10.Amendments. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as this Agreement and which makes reference to this Agreement. The approval of this Agreement by the stockholders of any of the Parties shall not restrict the ability of the board of directors (or other body performing similar functions) of any of the Parties to terminate this Agreement in accordance with Section 11.01 or to cause such Party to enter into an amendment to this Agreement pursuant to this Section 12.10.

Section 12.11.Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties.

Section 12.12.Jurisdiction; WAIVER OF TRIAL BY JURY. Any Action based upon, arising out of or related to this Agreement or the Transactions may be brought in federal and state courts located in the State of Delaware, and each of the Parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the Transactions in any other court. Nothing herein contained shall be deemed to affect the right of any Party to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other Party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 12.12. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS.

Section 12.13.Enforcement. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) or any Transaction Agreement in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that (a) the Parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement or any Transaction Agreement and to enforce specifically the terms and provisions hereof and thereof, without proof of damages, prior to the valid termination of this Agreement in accordance with Section 11.01, this being in addition to any other remedy to which they are entitled under this Agreement or any Transaction Agreement, and (b) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, none of the Parties would have entered into this

Agreement. Each Party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other Parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The Parties acknowledge and agree that any Party seeking an injunction to prevent breaches of this Agreement or any Transaction Agreement and to enforce specifically the terms and provisions of this Agreement or any Transaction Agreement in accordance with this Section 12.13 shall not be required to provide any bond or other security in connection with any such injunction. Without limiting the generality of the foregoing, or the other provisions of this Agreement, SPAC acknowledges and agrees that the Company may, without breach of this Agreement, (i) with respect to any Transaction Agreement to which the Company is a party or a third party beneficiary thereof, institute or pursue an Action directly against the counterparty(ies) to such Transaction Agreement seeking, or seek or obtain a court order against the counterparty(ies) to such Transaction Agreement for, injunctive relief, specific performance, or other equitable relief with respect to such Transaction Agreement, (ii) with respect to any Transaction Agreement to which the Company is not a party or a third party beneficiary thereof, be entitled, upon written notice to SPAC, (A) require SPAC to enforce its rights under any such Transaction Agreement through the initiation and pursuit of litigation (including seeking, or seek or obtain a court order against the counterparty(ies) to such Transaction Agreement for, injunctive relief, specific performance, or other equitable relief with respect to such Transaction Agreement) in the event the counterparty under such Transaction Agreement is in breach of its obligations thereunder, (B) have approval rights over SPAC’s selection of counsel for any such litigation (such approval not to be unreasonably withheld, conditioned or delayed), (C) select a separate counsel, which may be or include counsel, to participate alongside SPAC’s counsel in any such litigation (at the expense of the Company); provided that such separate counsel shall not be entitled to control or seek court orders on SPAC’s behalf, and/or (D) fund any such litigation and (c) require SPAC to promptly execute, and SPAC hereby agrees to execute and comply with, any and all documents designed to implement or facilitate the execution of the rights contemplated in this sentence.

Section 12.14.Non-Recourse. Subject in all respect to the last sentence, this Agreement may only be enforced against, and any claim or cause of Action based upon, arising out of, or related to this Agreement or the Transactions may only be brought against, the entities that are expressly named as Parties and then only with respect to the specific obligations set forth herein with respect to such Party. Except to the extent a Party has undertaken specific obligations pursuant to this Agreement, (a) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any Party and (b) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, SPAC or Merger Sub under this Agreement of or for any claim based on, arising out of, or related to this Agreement or the Transactions. Notwithstanding the foregoing, nothing in this Section 12.14 shall limit, amend or waive any rights or obligations of any party to any Transaction Agreement.

Section 12.15.Nonsurvival of Representations, Warranties and Covenants. None of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and shall terminate and expire upon the occurrence of the Effective Time (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part at or after the Closing and then only with respect to any breaches occurring at or after the Closing and (b) this Article 12.

Section 12.16.Acknowledgements.

(a)Each of the Parties acknowledges and agrees (on its own behalf and on behalf of its respective Affiliates and its and their respective Representatives) that: (i) it has conducted its own independent investigation of the financial condition, results of operations, assets, liabilities, properties and projected operations of the other Parties (and their respective Subsidiaries) and has been afforded satisfactory access to the books and records, facilities and personnel of the other Parties (and their respective Subsidiaries) for purposes of conducting such investigation; (ii) the Company Representations constitute the sole and exclusive representations and warranties of the Company in connection with the Transactions; (iii) the SPAC Party Representations constitute the sole and exclusive representations and warranties of SPAC and Merger Sub; (iv) except for the Company Representations by the Company and the SPAC Party Representations by the SPAC Parties, none of the Parties or any other Person makes, or has made, any other express or implied representation or warranty with respect to any Party (or any Party’s Subsidiaries), including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the such Party or its Subsidiaries or the transactions contemplated by this Agreement and all other representations and warranties of any kind or nature expressed or implied (including (x) regarding the completeness or accuracy of, or any omission to state or to disclose, any information, including in the estimates, projections or forecasts or any other information, document or material provided to or made available to any Party or their respective Affiliates or Representatives in certain “data rooms,” management presentations or in any other form in expectation of the Transactions, including meetings, calls or correspondence with management of any Party (or any Party’s Subsidiaries), and (y) any relating to the future or historical business, condition (financial or otherwise), results of operations, prospects, assets or liabilities of any Party (or its Subsidiaries), or the quality, quantity or condition of any Party’s or its Subsidiaries’ assets) are specifically disclaimed by all Parties and their respective Subsidiaries and all other Persons (including the Representatives and Affiliates of any Party or its Subsidiaries); and (v) each Party and its respective Affiliates are not relying on any representations and warranties in connection with the Transactions except the Company Representations by the Company and the SPAC Party Representations by the SPAC Parties. The foregoing does not limit any rights of any Party pursuant to any other Transaction Agreement against any other Party pursuant to such Transaction Agreement to which it is a party or an express third party beneficiary thereof. Except as otherwise expressly set forth in this Agreement, SPAC understands and agrees that any assets, properties and business of the Company and its Subsidiaries are furnished “as is”, “where is” and subject to and except for the Company Representations by the Company or as provided in any certificate delivered in accordance with Section 10.02(c), with all faults and without any other representation or warranty of any nature whatsoever. Nothing in this Section 12.16 shall relieve any Party of liability in the case of actual and intentional fraud committed by such Party.

(b)Effective upon Closing, each of the Parties waives, on its own behalf and on behalf of its respective Affiliates and Representatives, to the fullest extent permitted under applicable Law, any and all rights, Actions and causes of action it may have against any other Party or their respective Subsidiaries and any of their respective current or former Affiliates or Representatives relating to the operation of any Party or its Subsidiaries or their respective businesses or relating to the subject matter of this Agreement, the Schedules, or the Exhibits to this Agreement, whether arising under or based upon any federal, state, local or foreign statute, Law, ordinance, rule or regulation or otherwise. Each Party acknowledges and agrees that it will not assert, institute or maintain any Action, suit, investigation, or proceeding of any kind whatsoever, including a counterclaim, cross-claim, or defense, regardless of the legal or equitable theory under which such liability or obligation may be sought to be imposed, that makes any claim contrary to the agreements and covenants set forth in this Section 12.16. Notwithstanding anything herein to the contrary, nothing in this Section 12.16(b) shall preclude any Party from seeking any remedy for actual and intentional fraud by a Party solely and exclusively with respect to the making of any representation or warranty by it in Article 5 or Article 6 (as applicable). Each Party shall have the right to enforce this Section 12.16 on behalf of any Person that would be benefitted or protected by this Section 12.16 if they were a party hereto. The foregoing agreements, acknowledgements, disclaimers and waivers are irrevocable. For the avoidance of doubt, nothing in this Section 12.16 shall limit, modify, restrict or operate as a waiver with respect to, any rights any Party may have under any written agreement entered into in connection with the transactions that are contemplated by this Agreement, including any other Transaction Agreement.

[Signature pages follow]

IN WITNESS WHEREOF, the Parties have hereunto caused this Agreement and Plan of Merger and Reorganization to be duly executed as of the date hereof.

ALTC ACQUISITION CORP.

By:	/s/ Jay Taragin
	Name:	Jay Taragin
	Title:	Chief Financial Officer

ALTC MERGER SUB, INC.

By:	/s/ Jay Taragin
	Name:	Jay Taragin
	Title:	Secretary and Treasurer

[Signature Page to Agreement and Plan of Merger and Reorganization]

IN WITNESS WHEREOF, the Parties have hereunto caused this Agreement and Plan of Merger and Reorganization to be duly executed as of the date hereof.

OKLO INC.

By:	/s/ Jacob DeWitte
	Name:	Jacob DeWitte
	Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger and Reorganization]

ANNEX B — FORM OF SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

ALTC ACQUISITION CORP.

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

AltC Acquisition Corp. a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

1. The present name of the corporation is AltC Acquisition Corp. The date of the filing of its original certificate of incorporation (the “Original Certificate of Incorporation”) with the Secretary of State of the State of Delaware was February 1, 2021, under the name “Churchill Capital Corp VIII”. The Original Certificate of Incorporation was amended on February 23, 2021, pursuant to which the name of the corporation was changed to “AltC Acquisition Corp.”. The Original Certificate of Incorporation, as amended, has previously been amended and restated on July 12, 2021 (the “Amended and Restated Certificate of Incorporation”).

2. This Second Amended and Restated Certificate of Incorporation (as may be amended and/or restated from time to time, including the terms of any Preferred Stock Designation (as defined below), this “Certificate of Incorporation”), which restates, integrates and further amends the Amended and Restated Certificate of Incorporation, has been duly adopted by AltC Acquisition Corp. in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware or any applicable successor act thereto, as the same may be amended from time to time (the “DGCL”) and has been adopted by the requisite vote of the stockholders of AltC Acquisition Corp.

3. The Amended and Restated Certificate of Incorporation is being amended and restated in connection with the transactions contemplated by that certain Agreement and Plan of Merger and Reorganization, dated as of July 11, 2023, by and among AltC Acquisition Corp., AltC Merger Sub, Inc. and Oklo Inc. (as amended, modified, supplemented or waived from time to time, the “Business Combination Agreement”). In connection with the transactions contemplated by the Business Combination Agreement, upon the Reclassification Effective Time (as defined below), (i) all shares of Class A common stock, par value $0.0001 per share, of AltC Acquisition Corp. issued and outstanding immediately prior to the Reclassification Effective Time will remain outstanding and (ii) and all shares of Class B common stock, par value $0.0001 per share, of AltC Acquisition Corp. issued and outstanding immediately prior to the Reclassification Effective Time shall be reclassified on a 1-for-1 basis into shares of Common Stock (as defined below), such that, at the Reclassification Effective Time, only shares of Common Stock shall be outstanding.

4. The Amended and Restated Certificate of Incorporation is hereby amended and restated in its entirety to read as follows:

FIRST: The name of the corporation is Oklo Inc. (formerly known as AltC Acquisition Corp.) (hereinafter called the “Corporation”).

SECOND: The address of the registered office of the Corporation in the State of Delaware is 850 New Burton Road, Suite 201, Dover, County of Kent, State of Delaware, 19904. The name of the registered agent of the Corporation in the State of Delaware at such address is Cogency Global Inc.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized and incorporated under the DGCL.

FOURTH: The total number of shares of all classes of capital stock that the Corporation is authorized to issue is 501,000,000 shares, consisting of (i) 500,000,000 shares of Class A common stock, par value $0.0001 per share (the “Common Stock”) and (ii) 1,000,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”). Subject to the special rights of holders of any outstanding series of Preferred Stock, the number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2).

Immediately upon the effectiveness of the filing of this Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Reclassification Effective Time”), (i) each share of the Corporation’s Class A Common Stock, $0.0001 par value per share, issued and outstanding immediately prior to the Reclassification Effective Time (the “Old Class A Common Stock”) shall remain outstanding as one (1) share of Common Stock, and (ii) each share of the Corporation’s Class B Common Stock, $0.0001 par value per share, issued and outstanding immediately prior to the Reclassification Effective Time (together with the Old Class A Common Stock, the “Old Common Stock”) will be reclassified on a one-for-one basis as one (1) share of Common Stock (the “Reclassification”). Each person registered on the Corporation’s books as the owner of any share or shares of Old Common Stock will be registered on the Corporation’s books as the owner of the share or shares of Common Stock. Any stock certificate that immediately prior to the Reclassification Effective Time represented a number of shares of Old Common Stock will, from and after the Reclassification Effective Time, be deemed to represent an equivalent number of shares of Common Stock, without the need for surrender or exchange thereof; provided, however, that any person holding of record a stock certificate or certificates that represented shares of Old Common Stock will be entitled to receive, upon surrender of such certificate or certificates, or appropriate evidence of loss thereof as will be reasonably required by the Corporation, a new certificate or certificates evidencing and representing the number of shares of Common Stock to which such person is entitled.

A.Common Stock. The powers, preferences and relative participating, optional or other special rights, and the qualifications, limitations and restrictions of the Common Stock are as follows:

1.Ranking. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights of the holders of the Preferred Stock of any series as may be designated by the Board of Directors of the Corporation (the “Board”) upon any issuance of the Preferred Stock of any series.

2.Voting. Except as otherwise provided by law or by this Certificate of Incorporation (including any Preferred Stock Designation), the holders of outstanding shares of Common Stock shall have one vote for each share of Common Stock held of record by such holder as of the applicable record date on any matter that is properly submitted to the stockholders of the Corporation, including the election or removal of directors. Notwithstanding any other provision of this Certificate of Incorporation to the contrary, the holders of Common Stock shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any Preferred Stock Designation) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation (including any Preferred Stock Designation) or the DGCL.

3.Dividends. Subject to the special rights of holders of any outstanding series of Preferred Stock, holders of shares of Common Stock shall be entitled to receive such dividends and distributions and other distributions in cash, stock or property of the Corporation when, as and if declared thereon by the Board from time to time out of assets or funds of the Corporation legally available therefor.

4.Liquidation. Subject to the special rights of holders of any outstanding series of Preferred Stock, holders of shares of Common Stock shall be entitled to receive the assets of the Corporation available for distribution to its stockholders in the event of any liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary. A liquidation, dissolution or winding up of the affairs of the Corporation, as such terms are used in this Section A(4), shall not be deemed to be occasioned by or to include any consolidation, conversion or merger of the Corporation with or into any other person or a sale, lease, exclusive license, exchange, conveyance or other disposition of all or a part of its assets.

B.Preferred Stock.

Shares of Preferred Stock may be issued from time to time in one or more series. The Board is hereby authorized to provide by resolution or resolutions from time to time for the issuance, out of the authorized but unissued shares of Preferred Stock, of one or more series of Preferred Stock, without stockholder approval, by filing a certificate of designation pursuant to the applicable law of the State of Delaware (any such certificate, a “Preferred Stock Designation”), setting forth such resolution and, with respect to each such series, establishing the number of shares to be included in such series, and fixing the voting powers, full or limited, or no voting power of the shares of such series, and the designation, preferences and relative, participating, optional or other special rights, if any, of the shares of each such series and any qualifications, limitations or restrictions thereof. The powers, designation, preferences and relative, participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations and restrictions thereof, if any, may differ from those of any and all other series at any time outstanding. The authority of the Board with respect to each series of Preferred Stock shall include, but not be limited to, the determination of the following:

(a)the designation of the series, which may be by distinguishing number, letter or title;

(b)the number of shares of the series, which number the Board may thereafter (except where otherwise provided in the relevant Preferred Stock Designation or in this Certificate of Incorporation) increase or decrease (but not below the number of shares thereof then outstanding);

(c)the amounts or rates at which dividends will be payable on, and the preferences, if any, of shares of the series in respect of dividends, and whether such dividends, if any, shall be cumulative or noncumulative;

(d)the dates on which dividends, if any, shall be payable;

(e)the redemption rights and price or prices, if any, for shares of the series;

(f)the terms and amount of any sinking fund, if any, provided for the purchase or redemption of shares of the series;

(g)the amounts payable on, and the preferences, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation or upon the occurrence of any other event;

(h)whether the shares of the series shall be convertible into or exchangeable for, shares of any other class or series, or any other security, of the Corporation or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates at which such shares shall be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made;

(i)restrictions on the issuance or reissuance of shares of the same series or any other class or series;

(j)the voting rights, if any, of the holders of shares of the series generally or upon specified events; and

(k)any other powers, preferences and relative, participating, optional or other special rights of each series of Preferred Stock, and any qualifications, limitations or restrictions of such shares, all as may be determined from time to time by the Board and stated in the resolution or resolutions providing for the issuance of such Preferred Stock.

Without limiting the generality of the foregoing, the resolutions providing for issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to any other series of Preferred Stock to the extent permitted by law.

FIFTH: This Article FIFTH is inserted for the management of the business and for the conduct of the affairs of the Corporation.

A.General Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board, except as otherwise provided by this Certificate of Incorporation or the DGCL.

B.Number of Directors; Election of Directors. Subject to the special rights of holders of any outstanding series of Preferred Stock to elect directors, the number of directors of the Corporation as of the date of this Certificate of Incorporation shall be seven and, thereafter, shall exclusively be fixed from time to time by resolution of the majority of the Whole Board. For purposes of this Certificate of Incorporation, the term “Whole Board” means the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships. No decrease in the number of directors constituting the Board shall shorten the term of any incumbent director. There shall be no cumulative voting in the election of directors.

C.Classes of Directors. Subject to the special rights of holders of any outstanding series of Preferred Stock to elect directors, the Board shall be divided into three classes, designated Class I, Class II and Class III. Each class shall consist, as nearly as may be possible, of one third of the total number of directors constituting the Whole Board. The Board is authorized to assign members of the Board already in office to Class I, Class II or Class III at the time such classification becomes effective.

D.Terms of Office. Subject to the special rights of holders of any outstanding series of Preferred Stock to elect directors, each director shall serve for a term ending on the date of the third annual meeting of stockholders following the annual meeting of stockholders at which such director was elected; provided that each director initially assigned to Class I shall serve for a term expiring at the Corporation’s first annual meeting of stockholders held after the effectiveness of this Certificate of Incorporation; each director initially assigned to Class II shall serve for a term expiring at the Corporation’s second annual meeting of stockholders held after the effectiveness of this Certificate of Incorporation; and each director initially assigned to Class III shall serve for a term expiring at the Corporation’s third annual meeting of stockholders held after the effectiveness of this Certificate of Incorporation; provided further, that the term of each director shall continue until the election and qualification of such director’s successor and be subject to such director’s earlier death, disqualification, resignation or removal.

E.Newly Created Directorships and Vacancies. Subject to the special rights of holders of any outstanding series of Preferred Stock, any newly created directorship that results from an increase in the number of directors or any vacancy on the Board that results from the death, resignation, disqualification or removal of any director or from any other cause shall be filled solely by the affirmative vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director, and shall not be filled by the stockholders. Any increase or decrease in the number of directors shall be apportioned among the classes of the Board so as to maintain the number of directors in each class as nearly equal as possible. Any director elected to fill a vacancy or newly created directorship shall hold office until the next election of the class to which such director shall have been appointed or assigned, and until such director’s successor is duly elected and qualified, subject to such director’s earlier death, disqualification, resignation or removal.

F.Preferred Directors. During any period when the holders of any outstanding series of Preferred Stock have the special right to elect additional directors, upon commencement and for the duration of such period during which such right continues: (i) the number of directors comprising the Whole Board shall automatically be increased by such specified number of additional directors, and the holders of such series of Preferred Stock shall be entitled to elect the additional directors so provided for or fixed pursuant to this Certificate of Incorporation (including any Preferred Stock Designation); and (ii) each such additional director shall serve until such director’s successor shall have been duly elected and qualified, or until such director’s right to hold such office terminates pursuant to the Preferred Stock Designation establishing such series of Preferred Stock, whichever occurs earlier, subject to such director’s earlier death, resignation, disqualification or removal. Except as otherwise provided by this Certificate of Incorporation, whenever the holders of any series of Preferred Stock having the special right to elect additional directors are divested of such right pursuant to this Certificate of Incorporation (including any Preferred Stock Designation), the terms of office of all such additional directors elected by the holders of such series, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors, shall automatically terminate, and any such director shall thereupon cease to be qualified as, and shall cease to be, a director, and the total number of directors comprising the Whole Board shall automatically be reduced accordingly.

G.Removal. Subject to the special rights of holders of any outstanding series of Preferred Stock, any director or the entire Board may be removed from office at any time, but only for cause (so long as the Board is classified) and only by the affirmative vote of the holders of at least a majority in voting power of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

H.Committees. Pursuant to the Amended and Restated Bylaws of the Corporation, as the same may be amended and restated from time to time (the “Bylaws”), the Board may establish one or more committees to which may be delegated any or all of the powers and duties of the Board to the full extent permitted by law.

I.Stockholder Nominations and Introduction of Business. Advance notice of stockholder nominations for election of directors and other business to be brought by stockholders before a meeting of stockholders shall be given in the manner provided by the Bylaws.

SIXTH: Unless and except to the extent that the Bylaws shall so require, the election of directors of the Corporation need not be by written ballot.

SEVENTH: To the fullest extent permitted by applicable law, as the same exists or as may hereafter be amended from time to time, no director or officer of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, as the case may be. Without limiting the effect of the preceding sentence, if the DGCL is hereafter amended to authorize the further elimination or limitation of the liability of a director or officer, then the liability of a director or officer to the Corporation shall be automatically eliminated or limited to the fullest extent permitted by the DGCL as so amended.

Any amendment, repeal or modification of the foregoing provisions of this Article SEVENTH by the stockholders of the Corporation shall not adversely affect any right or protection of a director or officer of the Corporation existing at the time of, or increase the liability of any director or officer of the Corporation with respect to any acts or omissions of such director occurring prior to, such amendment, repeal or modification.

EIGHTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers, employees and agents of the Corporation (and any other persons to which the DGCL permits the Corporation to provide indemnification or advancement of expenses) through Bylaw provisions, agreements with such persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL.

Any amendment, repeal or modification of the foregoing provisions of this Article EIGHTH shall not adversely affect any right or protection of a director, officer, employee, agent or other person existing at the time of, or increase the liability of any such person with respect to any acts or omissions of such person occurring prior to, such amendment, repeal or modification.

NINTH: Subject to the terms of any series of Preferred Stock, any action required or permitted to be taken by the stockholders of the Corporation must be effected at an annual or special meeting of the stockholders called in accordance with the Bylaws and may not be effected by consent in lieu of a meeting of stockholders.

TENTH: Except as otherwise required by law and subject to the terms of any series of Preferred Stock, special meetings of stockholders for any purpose or purposes may be called at any time by the majority of the Whole Board, the Chair of the Board or the Chief Executive Officer of the Corporation and may not be called by any other person or persons. Business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice for such meeting.

ELEVENTH: If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (ii) to the fullest extent possible, the provisions of this Certificate of Incorporation (including, without limitation, each such portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service or for the benefit of the Corporation to the fullest extent permitted by law.

The Corporation reserves the right at any time from time to time to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and any other provisions authorized by the DGCL may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the right reserved in this Article ELEVENTH. Notwithstanding any other provision of this Certificate of Incorporation or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of any class or series of the outstanding shares of the capital stock of the Corporation required by law, by this Certificate of Incorporation or by any Preferred Stock Designation, the affirmative vote of the holders of at least 66 2∕3% in voting power of the outstanding shares of the capital stock of the Corporation entitled to vote thereon shall be required to amend, alter, change or repeal, or adopt any provision inconsistent with, any of Article FIFTH, Article SEVENTH, Article EIGHTH, Article NINTH, Article TENTH, Article TWELFTH, Article THIRTEENTH, and this sentence of this Certificate of Incorporation, or in each case, the definition of any capitalized terms used therein or any successor provision (including, without limitation, any such article or section as renumbered as a result of any amendment, alteration, change, repeal or adoption of any other provision of this Certificate of Incorporation).

TWELFTH: In furtherance and not in limitation of the powers conferred upon it by law, the Board is expressly authorized and empowered to adopt, amend and repeal the Bylaws by the affirmative vote of a majority of the Whole Board without any action on the part of the stockholders. Notwithstanding any other provision of this Certificate of Incorporation or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of any class or series of the outstanding shares of the capital stock of the Corporation required by law, by this Certificate of Incorporation or by any Preferred Stock Designation, the stockholders may also amend, alter or repeal the Bylaws or adopt new bylaws by the affirmative vote of the holders of at least 66 2∕3% in voting power of the outstanding shares of the capital stock of the Corporation entitled to vote thereon.

THIRTEENTH:

A.Forum Selection.

(a)Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (the “Court of Chancery”) (or, if the Court of Chancery does not have jurisdiction, the state or federal courts in the State of Delaware) and any appellate court thereof shall, to the fullest extent permitted by law, be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of the Corporation, (2) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, stockholder or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (3) any action arising pursuant to any provision of the DGCL or this Certificate of Incorporation or the Bylaws, (4) any action asserting a claim against the Corporation or any current or former director or officer or other employee of the Corporation governed by the internal affairs doctrine, or (5) any action as to which the DGCL confers jurisdiction on the Court of Chancery, except for any action asserted to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended, or, in each case, rules and regulations promulgated thereunder, for which there is exclusive federal jurisdiction.

(b)Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.

B.Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article THIRTEENTH.

C.Personal Jurisdiction. If any action the subject matter of which is within the scope of Section A immediately above is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the applicable state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce Section A immediately above (an “FSC Enforcement Action”) and (ii) having service of process made upon such stockholder in any such FSC Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, ALTC ACQUISITION CORP. has caused this Second Amended and Restated Certificate of Incorporation to be duly executed and acknowledged in its name and on its behalf by an authorized officer as of the date first set forth above.

ALTC ACQUISITION CORP.

By:
Name:
Title:	[●]

ANNEX C — FORM OF AMENDED AND RESTATED BYLAWS

OKLO INC.

(FORMALLY KNOWN AS ALTC ACQUISITION CORP.)

AMENDED AND RESTATED BYLAWS

(as adopted and effective as of                        , 2023)

ARTICLE I

STOCKHOLDERS

1.1Place of Meetings. All meetings of stockholders shall be held at such place, if any, as may be designated from time to time by the Board of Directors (the “Board”) of Oklo Inc. (the “Corporation”), the Chair of the Board, the Chief Executive Officer of the Corporation (the “Chief Executive Officer”) or the President of the Corporation (the “President”) or, if not so designated, at the principal executive office of the Corporation. The Board may, in its sole discretion, determine that a meeting shall not be held at any place, but may instead be held solely by means of remote communication in accordance with Section 211(a) of the General Corporation Law of the State of Delaware or any applicable successor act thereto, as the same may be amended from time to time (the “DGCL”).

1.2Annual Meeting. The annual meeting of stockholders for the election of directors to succeed those whose terms expire and for the transaction of such other business as may properly be brought before the meeting shall be held on a date and at a time designated by the Board, the Chair of the Board, the Chief Executive Officer or the President (which date shall not be a legal holiday in the place, if any, where the meeting is to be held). The Board acting pursuant to a resolution adopted by the majority of the Whole Board (as defined below) may postpone, reschedule or cancel any previously scheduled annual meeting of stockholders, before or after the notice for such meeting has been sent to the stockholders. For purposes of these Amended and Restated Bylaws (these “Bylaws”), the term “Whole Board” will mean the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships.

1.3Special Meetings. Special meetings of stockholders for any purpose or purposes may be called at any time by a resolution adopted by the majority of the Whole Board, the Chair of the Board or the Chief Executive Officer, and may not be called by any other person or persons. The Board acting pursuant to a resolution adopted by the majority of the Whole Board may postpone, reschedule or cancel any previously scheduled special meeting of stockholders, before or after the notice for such meeting has been sent to the stockholders. Business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting.

1.4Notice of Meetings. Except as otherwise provided by law, notice of each meeting of stockholders, whether annual or special, shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting. Without limiting the manner by which notice otherwise may be given to stockholders, any notice shall be effective if given by a form of electronic transmission consented to (in a manner consistent with the DGCL) by the stockholder to whom the notice is given. The notices of all meetings shall state the place, if any, date and time of the meeting, the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, and the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting). The notice of a special meeting shall state, in addition, the purpose or purposes for which the meeting is called. If notice is given by mail, such notice shall be deemed given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the Corporation. If notice is given by electronic transmission, such notice shall be deemed given at the time specified in Section 232 of the DGCL.

1.5Voting List. The Secretary of the Corporation (the “Secretary”) shall prepare and make, no later than the tenth (10th) day before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting (provided, however, if the record date for determining the stockholders entitled to vote is less than ten (10) days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least ten (10) days prior to the meeting: (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (b) during ordinary business hours, at the principal place of business of the Corporation. The Corporation shall not be required to include electronic mail addresses or other electronic contact information on such list. In the event that the Corporation determines to make the list available on an electronic network, the Corporation is authorized to take reasonable steps to ensure that such information is available only to stockholders of the Corporation. Except as otherwise provided by law, the list shall be the only evidence as to the identity of the stockholders entitled to examine the list of stockholders required by this Section 1.5 or entitled to vote in person or by proxy at the meeting and the number of shares held by each such stockholder.

1.6Quorum. Except as otherwise provided by law, the Corporation’s Second Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) or these Bylaws, the holders of a majority in voting power of the shares of the capital stock of the Corporation issued and outstanding and entitled to vote at the meeting, present in person, present by means of remote communication in a manner, if any, authorized by the Board in its sole discretion, or represented by proxy, shall constitute a quorum for the transaction of business; provided, however, that where a separate vote by a class or classes or series of capital stock is required by law or the Certificate of Incorporation, the holders of a majority in voting power of the shares of such class or classes or series of the capital stock of the Corporation issued and outstanding and entitled to vote on such matter, present in person, present by means of remote communication in a manner, if any, authorized by the Board in its sole discretion, or represented by proxy, shall constitute a quorum entitled to take action with respect to the vote on such matter. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum.

If, however, such quorum is not present or represented at any meeting of the stockholders, then either (i) the chair of the meeting, or (ii) the holders of shares entitled to vote and present or represented at the meeting by a majority of votes cast shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting or given in any other manner permitted by Section 222 of the DGCL, until a quorum is present or represented. At any such adjourned meeting at which there is a quorum, any business may be transacted that might have been transacted at the meeting originally called.

1.7Adjournments. Any meeting of stockholders, annual or special, that has been convened may be adjourned from time to time to any other time and to any other place at which a meeting of stockholders may be held under these Bylaws by the chair of the meeting or by the holders of the shares of stock representing a majority of the votes entitled to be cast at the meeting. When a meeting is adjourned to another time or place, including an adjournment taken to address a technical failure to convene a meeting using remote communication, notice need not be given of any such adjourned meeting if the date, time, and place, if any, thereof, and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are (i) announced at the meeting at which the adjournment is taken, (ii) displayed during the time scheduled for the meeting, on the same electronic network used to enable stockholders and proxy holders to participate in the meeting by means of remote communication or (iii) set forth in the notice of meeting given pursuant to Section 1.4 and applicable law. If the adjournment is for more than thirty (30) days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for determination of stockholders entitled to vote is fixed for the adjourned meeting, the Board shall fix as the record date for determining stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting, and shall give notice of the adjourned meeting to each stockholder of record as of the record date so fixed for notice of such adjourned meeting. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting.

1.8Voting and Proxies. Each stockholder shall have such number of votes, if any, for each share of capital stock entitled to vote and held of record by such stockholder as may be fixed in the Certificate of Incorporation and a proportionate vote for each fractional share so held, unless otherwise provided by law or the Certificate of Incorporation. Each stockholder of record entitled to vote at a meeting of stockholders may vote in person (including by means of remote communications, if any, by which stockholders may be deemed to be present in person and vote at such meeting) or may authorize another person or persons to vote for such stockholder by a proxy executed or transmitted in a manner permitted by applicable law. No such proxy shall be voted upon after three years from the date of its execution, unless the proxy expressly provides for a longer period. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL. No stockholder shall have cumulative voting rights.

1.9Action at Meeting. When a quorum is present at any meeting, any matter other than the election of directors to be voted upon by the stockholders at such meeting shall be decided by the vote of the holders of shares of capital stock having a majority in voting power of the votes cast by the holders of all of the shares of capital stock present or represented at the meeting and voting affirmatively or negatively on such matter (or if there are two or more classes or series of capital stock entitled to vote as separate classes or series, then in the case of each such class or series, the holders of a majority in voting power of the shares of capital stock of the class, classes or series present or represented at the meeting and voting affirmatively or negatively on such matter), except when a different vote is required by applicable law, regulation applicable to the Corporation or its securities, the rules or regulations of any stock exchange applicable to the Corporation, the Certificate of Incorporation or these Bylaws. For the avoidance of doubt, neither abstentions nor broker non-votes will be counted as votes cast for or against such matter. Other than directors who may be elected by the holders of shares of any series of Preferred Stock (as defined below), voting as a separate series or together with one or more series, each director shall be elected by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote generally on the election of directors. Voting at meetings of stockholders need not be by written ballot.

1.10  Nomination of Directors.

(a)Except for (1) any directors entitled to be elected by the holders of Preferred Stock, voting as a separate series or together with one or more series, (2) any directors appointed in accordance with Section 2.9 hereof by the Board to fill a vacancy or newly-created directorship or (3) as otherwise required by applicable law or stock exchange regulation, at any meeting of stockholders, only persons who are nominated in accordance with the procedures in this Section 1.10 shall be eligible for election or re-election as directors. Nomination for election to the Board at a meeting of stockholders may be made (i) by or at the direction of the Board (or any committee thereof) or (ii) by any stockholder of the Corporation who (x) timely complies with the notice procedures in Section 1.10(b), (y) is a stockholder of record on the date of the giving of such notice and on the record date for the determination of stockholders entitled to vote at such meeting and (z) is entitled to vote at such meeting. The number of nominees a stockholder may nominate for election at a meeting of stockholders shall not exceed the number of directors to be elected at such meeting.

(b)To be timely, a stockholder’s notice must be received in writing by the Secretary at the principal executive offices of the Corporation as follows: (i) in the case of an election of directors at an annual meeting of stockholders, not less than ninety (90) days nor more than one hundred and twenty (120) days prior to the first anniversary of the preceding year’s annual meeting (which date shall, for the purposes of the annual meeting of stockholders of the Corporation to be held in 2024, be deemed to have occurred on June 8, 2023); provided, however, that in the event that the date of the annual meeting in any other year is advanced by more than thirty (30) days, or delayed by more than sixty (60) days, from the first anniversary of the preceding year’s annual meeting, a stockholder’s notice must be so received not earlier than the one hundred and twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of (A) the ninetieth (90th) day prior to such annual meeting and (B) the tenth (10th) day following the day on which notice of the date of such annual meeting was mailed or public disclosure of the date of such annual meeting was made, whichever first occurs; or (ii) in the case of an election of directors at a special meeting of stockholders, provided that the majority of the Whole Board, the Chair of the Board or the Chief Executive Officer has determined, in accordance with Section 1.3, that directors shall be elected at such special meeting and provided further that the nomination made by the stockholder is for one of the director positions that the Board, the Chair of the Board or the Chief Executive Officer, as the case may be, has determined will be filled at such special meeting, not earlier than the one hundred and fiftieth (150th) day prior to such special meeting and not later than the close of business on the later of (x) the one hundred and twentieth (120th) day prior to such special meeting and (y) the tenth (10th) day following the day on which notice of the date of such special meeting was mailed or public disclosure of the date of such special meeting was made, whichever first occurs. In no event shall the adjournment or postponement of a meeting (or the public disclosure thereof) commence a new time period (or extend any time period) for the giving of a stockholder’s notice.

The stockholder’s notice to the Secretary shall set forth: (A) as to each proposed nominee (1) such person’s name, age, business address and, if known, residence address, (2) such person’s principal occupation or employment, (3) the class and series and number of shares of capital stock of the Corporation that are, directly or indirectly, owned, beneficially or of record, by such person, (4) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among (x) the stockholder, the beneficial owner, if any, on whose behalf the nomination is being made and the respective affiliates and associates of, or others acting in concert with, such stockholder and such beneficial owner, on the one hand, and (y) each proposed nominee, and such nominee’s respective affiliates and associates, or others acting in concert with such nominee(s), on the other hand, including all information that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated under the Securities Act of 1933, as amended, if the stockholder making the nomination and any beneficial owner on whose behalf the nomination is made or any affiliate or associate thereof or person acting in concert therewith were the “registrant” for purposes of such Item and the proposed nominee were a director or executive officer of such registrant, (5) a description of any agreement, arrangement or understanding (including any derivative or short positions, swaps, profit interests, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions, and borrowed or loaned shares) that has been entered into by, or on behalf of, such proposed nominee, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such proposed nominee with respect to shares of capital stock of the Corporation, and (6) any other information concerning such person that must be disclosed as to nominees in proxy solicitations pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including the information required to be provided pursuant to Rule 14a-19 under the Exchange Act, if applicable; (B) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is being made (1) the name and address of such stockholder, as they appear on the Corporation’s books, of such beneficial owner, and any Stockholder Associated Person (as defined below), (2) the class and series and number of shares of capital stock of the Corporation that are, directly or indirectly, owned, beneficially or of record, by such stockholder, such beneficial owner and any Stockholder Associated Person, (3) a description of any agreement, arrangement or understanding between or among such stockholder, such beneficial owner and/or any Stockholder Associated Person and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are being made or who may participate in the solicitation of proxies in favor of electing such nominee(s), (4) a description of any agreement, arrangement or understanding (including any derivative or short positions, swaps, profit interests, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions, and borrowed or loaned shares) that has been entered into by, or on behalf of, such stockholder, such beneficial owner or any Stockholder Associated Person, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such stockholder, such beneficial owner or any Stockholder Associated Person with respect to shares of capital stock of the Corporation, (5) any other information relating to such stockholder, such beneficial owner and any Stockholder Associated Person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder, (6) a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the person(s) named in its notice, (7) a representation whether such stockholder, such beneficial owner and/or such Stockholder Associated Person intends or is part of a group which intends (x) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock reasonably believed by such stockholder, such beneficial owner or such Stockholder Associated Person to be sufficient to elect the nominee, (y) otherwise to solicit proxies or votes from stockholders in support of such nomination, and/or (z) to solicit proxies in support of any proposed nominee in accordance with Rule 14a-19 promulgated under the Exchange Act, in which case such notice shall also include the information required by Rule 14a-19(b) under the Exchange Act, (8) a description of any proxy (other than a revocable proxy given in response to a public proxy solicitation made pursuant to, and in accordance with, the Exchange Act), agreement, arrangement, understanding or relationship pursuant to which such stockholder or beneficial owner has or shares a right, directly or indirectly, to vote any shares of any class or series of capital stock of the Corporation, (9) a description of any rights to dividends or other distributions on the shares of any class or series of capital stock of the Corporation, directly or indirectly, owned beneficially by such stockholder or beneficial owner that are separated or separable from the underlying shares of the Corporation, and (10) a description of any performance-related fees (other than an asset based fee) that such stockholder or beneficial owner, directly or indirectly, is entitled to be based on any increase or decrease in the value of shares of any class or series of capital stock of the Corporation or any interests described in clause (B)(4); and (C) the names and addresses of other stockholders and beneficial owners known by any stockholder giving the notice (and/or beneficial owner, if any, on whose behalf the nomination or proposal is made) to support such nomination or proposal, and to the extent known, the class and number of all shares of the Corporation’s capital stock owned beneficially and/or of record by such other stockholder(s) and beneficial owner(s). Such information provided and statements made as required by clauses (A), (B) and (C) above or otherwise by this Section 1.10 are hereinafter referred to as a “Nominee Solicitation Statement.” Not later than 10 days after the record date for determining stockholders entitled to notice of the meeting, the information required by Items (A)(1)-(5) and (B)(1)-(5) of the prior sentence shall be supplemented by the stockholder giving the notice to provide updated information as of such record date. In addition, to be effective, the stockholder’s notice must be accompanied by a written questionnaire with respect to the background and qualification of such proposed nominee (which questionnaire shall be provided by the Secretary upon written request) and the written consent of the proposed nominee to be named in the Corporation’s proxy statement as a nominee and to serve as a director if elected and a written statement executed by the proposed nominee acknowledging that as a director of the Corporation, the nominee will owe a fiduciary duty under Delaware law with respect to the Corporation and its stockholders. The Corporation may require any proposed nominee to furnish such other information as the Corporation may reasonably require to determine the eligibility of such proposed nominee to serve as a director of the Corporation or that could be material to a reasonable stockholder’s understanding of the independence, or lack thereof, of such nominee or whether such nominee would be independent under applicable Securities and Exchange Commission and stock exchange rules and the Corporation’s publicly disclosed corporate governance guidelines. A stockholder shall not have complied with this Section 1.10(b) if the stockholder (or beneficial owner, if any, on whose behalf the nomination is made) solicits or does not solicit, as the case may be, proxies or votes in support of such stockholder’s nominee in contravention of the representations with respect thereto required by this Section 1.10. For purposes of these Bylaws, a “Stockholder Associated Person” of any stockholder shall mean (i) any person controlling, directly or indirectly, or acting in concert with, such stockholder, (ii) any beneficial owner of shares of capital stock of the Corporation owned of record or beneficially by such stockholder and on whose behalf the proposal or nomination, as the case may be, is being made, or (iii) any person controlling, controlled by or under common control with such person referred to in the preceding clauses (i) and (ii).

Such notice must also be accompanied by a representation as to whether or not such stockholder, beneficial owner and/or any Stockholder Associated Person intends to solicit proxies in support of any director nominees other than the Corporation’s nominees in accordance with Rule 14a-19 under the Exchange Act, and, where such stockholder, beneficial owner and/or Stockholder Associated Person intends to so solicit proxies, the notice and information required by Rule 14a-19(b) under the Exchange Act. Notwithstanding anything to the contrary in these Bylaws, unless otherwise required by law, if any stockholder, beneficial owner and/or Stockholder

Associated Person (i) provides notice pursuant to Rule 14a-19(b) under the Exchange Act and (ii) subsequently fails to comply with the requirements of Rule 14a-19(a)(2) and Rule 14a-19(a)(3) under the Exchange Act (or fails to timely provide reasonable evidence sufficient to satisfy the Corporation that such stockholder, beneficial owner and/or Stockholder Associated Person has met the requirements of Rule 14a-19(a)(3) promulgated under the Exchange Act in accordance with the following sentence), then the nomination of each of the director nominees proposed by such stockholder, beneficial owner and/or Stockholder Associated Person shall be disregarded, notwithstanding that proxies or votes in respect of the election of such proposed nominees may have been received by the Corporation (which proxies and votes shall be disregarded). Upon request by the Corporation, if any stockholder, beneficial owner and/or Stockholder Associated Person provides notice pursuant to Rule 14a-19(b) under the Exchange Act, such stockholder, beneficial owner and/or Stockholder Associated Person shall deliver to the Corporation, no later than five business days prior to the applicable meeting, reasonable evidence that it has met the requirements of Rule 14a-19(a)(3) under the Exchange Act.

(c)Without exception, no person shall be eligible for election or re-election as a director of the Corporation at a meeting of stockholders unless nominated in accordance with the provisions set forth in this Section 1.10. In addition, a nominee shall not be eligible for election or re-election if a stockholder or Stockholder Associated Person, as applicable, takes action contrary to the representations made in the Nominee Solicitation Statement applicable to such nominee or if the Nominee Solicitation Statement applicable to such nominee contains an untrue statement of a material fact or omits to state a material fact necessary to make the statements therein not misleading. The chair of any meeting shall have the power and duty to determine whether a nomination was made in accordance with the provisions of this Section 1.10 (including the previous sentence of this Section 1.10(c)), and if the chair should determine that a nomination was not made in accordance with the provisions of this Section 1.10, the chair shall so declare to the meeting and such nomination shall not be brought before the meeting.

(d)Except as otherwise required by law (including Rule 14a-19 under the Exchange Act), nothing in this Section 1.10 shall obligate the Corporation or the Board to include in any proxy statement or other stockholder communication distributed on behalf of the Corporation or the Board information with respect to any nominee for director submitted by a stockholder.

(e)Notwithstanding the foregoing provisions of this Section 1.10, unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear at the meeting to present a nomination, such nomination shall not be brought before the meeting, notwithstanding that proxies in respect of such nominee may have been received by the Corporation. For purposes of this Section 1.10, to be considered a “qualified representative of the stockholder”, a person must be authorized by a written instrument executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such written instrument or electronic transmission, or a reliable reproduction of the written instrument or electronic transmission, at the meeting of stockholders.

(f)For purposes of this Section 1.10, “public disclosure” shall include disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

(g)Notwithstanding the foregoing provisions of this Section 1.10, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder with respect to the matters set forth in this Section 1.10; provided, however, that any references in these Bylaws to the Exchange Act or the rules and regulations promulgated thereunder are not intended to and shall not limit any requirements applicable to nominations to be considered pursuant to this Section 1.10 (including paragraph (a)(ii) hereof), and compliance with paragraph (a)(ii) of this Section 1.10 shall be the exclusive means for a stockholder to make nominations. Nothing in this Section 1.10 shall be deemed to affect any rights of the holders of any series of Preferred Stock to elect directors pursuant to any applicable provisions of the Certificate of Incorporation.

1.11	Notice of Business at Annual Meetings.

(a)At any annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (1) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board, (2) otherwise properly brought before the meeting by or at the direction of the Board (or any committee thereof), or (3) properly brought before the annual meeting by a stockholder. For business to be properly brought before an annual meeting by a stockholder, (i) if such business relates to the nomination of a person for election as a director of the Corporation, the procedures in Section 1.10 must be complied with and (ii) if such business relates to any other matter, the business must constitute a proper matter under Delaware law for stockholder action and the stockholder must (x) have given timely notice thereof in writing to the Secretary in accordance with the procedures in Section 1.11(b), (y) be a stockholder of record on the date of the giving of such notice and on the record date for the determination of stockholders entitled to vote at such annual meeting and (z) be entitled to vote at such annual meeting.

(b)To be timely, a stockholder’s notice must be received in writing by the Secretary at the principal executive offices of the Corporation not less than ninety (90) days nor more than one hundred and twenty (120) days prior to the first anniversary of the preceding year’s annual meeting (which date shall, for the purposes of the annual meeting of stockholders of the Corporation to be held in 2024, be deemed to have occurred on June 8, 2023); provided, however, that in the event that the date of the annual meeting in any other year is advanced by more than thirty (30) days, or delayed by more than seventy (70) days, from the first anniversary of the preceding year’s annual meeting, a stockholder’s notice must be so received not earlier than the one hundred and twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of (A) the ninetieth (90th) day prior to such annual meeting and (B) the tenth (10th) day following the day on which notice of the date of such annual meeting was mailed or public disclosure of the date of such annual meeting was made, whichever first occurs. In no event shall the adjournment or postponement of an annual meeting (or the public disclosure thereof) commence a new time period (or extend any time period) for the giving of a stockholder’s notice.

The stockholder’s notice to the Secretary shall set forth: (A) as to each matter the stockholder proposes to bring before the annual meeting (1) a brief description of the business desired to be brought before the annual meeting, (2) the text of the proposal (including the exact text of any resolutions proposed for consideration and, in the event that such business includes a proposal to amend the Bylaws, the exact text of the proposed amendment), and (3) the reasons for conducting such business at the annual meeting, and (B) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the proposal is being made (1) the name and address of such stockholder, as they appear on the Corporation’s books, of such beneficial owner and of any Stockholder Associated Person, (2) the class and series and number of shares of capital stock of the Corporation that are, directly or indirectly, owned, beneficially or of record, by such stockholder, such beneficial owner and any Stockholder Associated Person, (3) a description of any material interest of such stockholder, such beneficial owner or any Stockholder Associated Person and the respective affiliates and associates of, or others acting in concert with, such stockholder, such beneficial owner or any Stockholder Associated Person in such business, (4) a description of any agreement, arrangement or understanding between or among such stockholder, such beneficial owner and/or any Stockholder Associated Person and any other person or persons (including their names) in connection with the proposal of such business or who may participate in the solicitation of proxies in favor of such proposal, (5) a description of any agreement, arrangement or understanding (including any derivative or short positions, swaps, profit interests, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions, and borrowed or loaned shares) that has been entered into by, or on behalf of, such stockholder, such beneficial owner or any Stockholder Associated Person, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such stockholder, such beneficial owner or any Stockholder Associated Person with respect to shares of capital stock of the Corporation, (6) any other information relating to such stockholder, such beneficial owner and any Stockholder Associated Person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the business proposed pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder, (7) a representation that such stockholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting and (8) a representation whether such stockholder, such beneficial owner and/or any Stockholder Associated Person intends or is part of a group which intends (x) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the proposal and/or (y) otherwise to solicit proxies or votes from stockholders in support of such proposal. Such information provided and statements made as required by clauses (A) and (B) above or otherwise by this Section 1.11 are hereinafter referred to as a “Business Solicitation Statement.” Not later than 10 days after the record date for determining stockholders entitled to notice of the meeting, the information required by Items (A)(3) and (B)(1)-(6) of the prior sentence shall be supplemented by the stockholder giving the notice to provide updated information as of such record date. Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at any annual meeting of stockholders except in accordance with the procedures in this Section 1.11; provided that any stockholder proposal which complies with Rule 14a-8 of the proxy rules (or any successor provision) promulgated under the Exchange Act and is to be included in the Corporation’s proxy statement for an annual meeting of stockholders shall be deemed to comply with the notice requirements of this Section 1.11. A stockholder shall not have complied with this Section 1.11(b) if the stockholder (or beneficial owner, if any, on whose behalf the proposal is made) solicits or does not solicit, as the case may be, proxies or votes in support of such stockholder’s proposal in contravention of the representations with respect thereto required by this Section 1.11.

(c)Without exception, no business shall be conducted at any annual meeting except in accordance with the provisions set forth in this Section 1.11. In addition, business proposed to be brought by a stockholder may not be brought before the annual meeting if such stockholder or a Stockholder Associated Person, as applicable, takes action contrary to the representations made in the Business Solicitation Statement applicable to such business or if the Business Solicitation Statement applicable to such business contains an untrue statement of a material fact or omits to state a material fact necessary to make the statements therein not misleading. The chair of any annual meeting shall have the power and duty to determine whether business was properly brought before the annual meeting in accordance with the provisions of this Section 1.11 (including the previous sentence of this Section 1.11(c)), and if the chair should determine that business was not properly brought before the annual meeting in accordance with the provisions of this Section 1.11, the chair shall so declare to the meeting and such business shall not be brought before the annual meeting.

(d)Except as otherwise required by law, nothing in this Section 1.11 shall obligate the Corporation or the Board to include in any proxy statement or other stockholder communication distributed on behalf of the Corporation or the Board information with respect to any proposal submitted by a stockholder.

(e)Notwithstanding the foregoing provisions of this Section 1.11, unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual meeting to present business, such business shall not be considered, notwithstanding that proxies in respect of such business may have been received by the Corporation.

(f)For purposes of this Section 1.11, the terms “qualified representative of the stockholder” and “public disclosure” shall have the same meaning as in Section 1.10.

(g)Notwithstanding the foregoing provisions of this Section 1.11, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder with respect to the matters set forth in this Section 1.11; provided, however, that any references in these Bylaws to the Exchange Act or the rules and regulations promulgated thereunder are not intended to and shall not limit any requirements applicable to proposals as to any business to be considered pursuant to this Section 1.11 (including paragraph (a)(3) hereof), and compliance with paragraph (a)(3) of this Section 1.11 shall be the exclusive means for a stockholder to submit business (other than, as provided in the penultimate sentence of (b), business other than nominations brought properly under and in compliance with Rule 14a-8 of the Exchange Act, as may be amended from time to time). Nothing in this Section 1.11 shall be deemed to affect any rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to applicable rules and regulations promulgated under the Exchange Act.

1.12	Conduct of Meetings.

(a)Meetings of stockholders shall be presided over by the Chair of the Board, if any, or in the Chair’s absence by the Vice Chair of the Board, if any, or in the Vice Chair’s absence by the Chief Executive Officer, or in the Chief Executive Officer’s absence, by the President, or in the President’s absence by a Vice President of the Corporation (each, a “Vice President”), or in the absence of all of the foregoing persons by a chair designated by the Board. The Secretary shall act as secretary of the meeting, but in the Secretary’s absence the chair of the meeting may appoint any person to act as secretary of the meeting.

(b)The Board may adopt by resolution such rules, regulations and procedures for the conduct of any meeting of stockholders of the Corporation as it shall deem appropriate including, without limitation, such guidelines and procedures as it may deem appropriate regarding the participation by means of remote communication of stockholders and proxyholders not physically present at a meeting. Except to the extent inconsistent with these Bylaws or such rules, regulations and procedures as adopted by the Board, the chair of any meeting of stockholders shall have the right and authority to convene and (for any or no reason) to recess and/or adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chair, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the chair of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as shall be determined; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. Unless and to the extent determined by the Board or the chair of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

(c)The chair of the meeting shall announce at the meeting when the polls for each matter to be voted upon at the meeting will be opened and closed. After the polls close, no ballots, proxies or votes or any revocations or changes thereto may be accepted.

(d)In advance of any meeting of stockholders, the Board, the Chair of the Board, the Chief Executive Officer or the President shall appoint one or more inspectors of election to act at the meeting and make a written report thereof. One or more other persons may be designated as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is present, ready and willing to act at a meeting of stockholders, the chair of the meeting shall appoint one or more inspectors to act at the meeting. Unless otherwise required by law, inspectors may be officers, employees or agents of the Corporation. Each inspector, before entering upon the discharge of such inspector’s duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of such inspector’s ability. The inspector shall have the duties prescribed by law and, when the vote is completed, shall make a certificate of the result of the vote taken and of such other facts as may be required by law. Every vote taken by ballots shall be counted by a duly appointed inspector or duly appointed inspectors.

ARTICLE II

DIRECTORS

2.1General Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board, who may exercise all of the powers of the Corporation except as otherwise provided by applicable law or the Certificate of Incorporation.

2.2Number, Election and Qualification. Subject to the special rights of holders of any outstanding series of Preferred Stock to elect directors, the number of directors of the Corporation shall be fixed from time to time by resolution of the majority of the Whole Board. Election of directors need not be by written ballot. Directors need not be stockholders of the Corporation.

2.3Chair of the Board; Vice Chair of the Board. The Board may appoint from its members a Chair of the Board and a Vice Chair of the Board, neither of whom need be an employee or officer of the Corporation. If the Board appoints a Chair of the Board, such Chair shall perform such duties and possess such powers as are assigned by the Board and, if the Chair of the Board is also designated as the Corporation’s Chief Executive Officer, shall have the powers and duties of the Chief Executive Officer prescribed in Section 3.7 of these Bylaws. If the Board appoints a Vice Chair of the Board, such Vice Chair shall perform such duties and possess such powers as are assigned by the Board. Unless otherwise provided by the Board, the Chair of the Board or, in the Chair’s absence, the Vice Chair of the board, if any, shall preside at all meetings of the Board.

2.4Classes of Directors. Subject to the special rights of holders of any outstanding series of Preferred Stock to elect directors, the Board shall be divided into three classes, designated Class I, Class II and Class III, as provided in the Certificate of Incorporation.

2.5Terms of Office. Subject to the special rights of holders of any outstanding series of Preferred Stock to elect directors, and except as set forth in the Certificate of Incorporation, each director shall serve for a term ending on the date of the third annual meeting of stockholders following the annual meeting of stockholders at which such director was elected; provided that the term of each director shall continue until the election and qualification of such director’s successor and be subject to such director’s earlier death, disqualification, resignation or removal.

2.6Quorum. The greater of (a) a majority of the directors at any time in office and (b) one-third of the number of directors constituting the Whole Board shall constitute a quorum of the Board; provided that if the number of directors serving is less than one-third of the Whole Board, then a majority of the directors at any time in office shall constitute a quorum of the Board.1 If at any meeting of the Board there shall be less than a quorum, a majority of the directors present may adjourn the meeting from time to time without further notice other than announcement at the meeting, until a quorum shall be present. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved by at least a majority of the required quorum for that meeting.

2.7Action at Meeting. Every act or decision done or made by a majority of the directors present at a meeting duly held at which a quorum is present shall be regarded as the act of the Board, unless a greater number is required by law or by the Certificate of Incorporation or these Bylaws.

2.8Removal. Subject to the special rights of holders of any outstanding series of Preferred Stock and applicable law, directors of the Corporation may be removed only as expressly provided in the Certificate of Incorporation.

2.9Vacancies. Subject to the special rights of holders of any outstanding series of Preferred Stock, any newly created directorship that results from an increase in the number of directors or any vacancy on the Board that results from the death, resignation, disqualification or removal of any director or from any other cause shall be filled solely by the affirmative vote of a majority of the total number of directors then in office, even if less than a quorum, or by a sole remaining director and shall not be filled by the stockholders. Any director elected to fill a vacancy not resulting from an increase in the number of directors shall hold office for the remaining term of such director’s predecessor.

2.10  Resignation. Any director may resign only by delivering a resignation in writing or by electronic transmission to the Chair of the Board or the Chief Executive Officer. Such resignation shall be effective upon delivery unless it is specified to be effective at some later time or upon the happening of some later event.

2.11  Regular Meetings. Regular meetings of the Board may be held without notice at such time and place as shall be determined from time to time by the Board; provided that any director who is absent when such a determination is made shall be given notice of the determination. A regular meeting of the Board may be held without notice immediately after and at the same place as the annual meeting of stockholders.

2.12  Special Meetings. Special meetings of the Board may be held at any time and place designated in a call by the Chair of the Board, the Chief Executive Officer, the President, two or more directors, or by one director in the event that there is only a single director in office.

2.13  Notice of Special Meetings. Notice of the date, place and time of any special meeting of the Board shall be given to each director by the Chair of the Board, the Chief Executive Officer, the President, the Secretary or by the officer or one of the directors calling the meeting. Notice shall be duly given to each director (a) in person or by telephone at least twenty-four (24) hours in advance of the meeting or (b) by sending notice by electronic mail or other means of electronic transmission, or delivering written notice by hand, to such director’s last known business, home or means of electronic transmission address at least twenty-four (24) hours in advance of the meeting. A notice or waiver of notice of a meeting of the Board need not specify the purposes of the meeting.

[1]

Note to Company: We inserted this language to account for scenarios where it may not be possible for the Board to reach a quorum under the current construct. For example, if the authorized number of Board members (i.e., the “Whole Board”) is twelve (12), and there are only three (3) members of the Board then in office, four (4) members of the Board would be needed under the current construct for the Board to reach a quorum. The proposed proviso is intended to make it so that in such scenario only two (2) members of the Board would be needed for a quorum. This would allow the directors then in office the ability to satisfy the quorum requirement without having to appoint additional members to the Board.

2.14  Meetings by Conference Communications Equipment. Directors may participate in meetings of the Board or any committee thereof by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation by such means shall constitute presence in person at such meeting.

2.15  Action by Consent. Any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting, if all members of the Board or committee, as the case may be, consent to the action in writing or by electronic transmission, and any consent may be documented, signed and delivered in any manner permitted by Section 116 of the DGCL. After an action is taken, the consent or consents relating thereto shall be filed with the minutes of proceedings of the Board or committee in the same paper or electronic form as the minutes are maintained.

2.16  Committees. The Board may designate one or more committees, each committee to consist of one or more of the directors of the Corporation with such lawfully delegable powers and duties as the Board thereby confers, to serve at the pleasure of the Board. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members of the committee present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board and subject to the provisions of law, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority to (i) approve or adopt, or recommend to the stockholders, any action or matter (other than the election or removal of directors) expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopt, amend or repeal any bylaw of the Corporation. Each such committee shall keep minutes and make such reports as the Board may from time to time request. Except as the Board may otherwise determine, any committee may make rules for the conduct of its business, but unless otherwise provided by the directors or in such rules, its business shall be conducted as nearly as possible in the same manner as is provided in these Bylaws for the Board. Except as otherwise provided in the Certificate of Incorporation, these Bylaws, or the resolution of the Board designating the committee, a committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.

2.17  Compensation of Directors. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, the Board shall have the authority to fix the compensation of directors, including for service on a committee of the Board. The directors may be reimbursed their expenses, if any, of attendance at each meeting of the Board. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of committees of the Board may be allowed like compensation and reimbursement of expenses for service on a committee of the Board.

ARTICLE III

OFFICERS

3.1Titles. The “Executive Officers” of the Corporation shall be such persons as are designated as such by the Board and shall include, but not be limited to, a Chief Executive Officer, a President and a Chief Financial Officer. Additional Executive Officers may be appointed by the Board from time to time. In addition to the Executive Officers of the Corporation described above, there may also be such “Non-Executive Officers” of the Corporation as may be designated and appointed from time to time by the Board or the Chief Executive Officer of the Corporation in accordance with the provisions of Section 3.2 of these Bylaws. In addition, the Secretary and Assistant Secretaries of the Corporation may be appointed by the Board from time to time.

3.2Appointment. The Executive Officers of the Corporation shall be chosen by the Board. Non-Executive Officers of the Corporation shall be chosen by the Board or the Chief Executive Officer of the Corporation.

3.3Qualification. No officer need be a stockholder. Any two or more offices may be held by the same person.

3.4Tenure. Except as otherwise provided by law, by the Certificate of Incorporation or by these Bylaws, each officer shall hold office until such officer’s successor is duly elected and qualified, unless a different term is specified in the resolution electing or appointing such officer, or until such officer’s earlier death, resignation, disqualification or removal.

3.5Removal; Resignation. Subject to the rights, if any, of an Executive Officer under any contract of employment, any Executive Officer may be removed, either with or without cause, at any time by the Board at any regular or special meeting of the

Board. Any Non-Executive Officer may be removed, either with or without cause, at any time by the Board, the Chief Executive Officer or by the Executive Officer to whom such Non-Executive Officer reports. Any officer may resign only by delivering a resignation in writing or by electronic transmission to the Chief Executive Officer. Such resignation shall be effective upon receipt unless it is specified to be effective at some later time or upon the happening of some later event.

3.6Vacancies. The Board may fill any vacancy occurring in any office for any reason and may, in its discretion, leave unfilled, for such period as it may determine, any offices.

3.7President; Chief Executive Officer. Unless the Board has designated another person as the Chief Executive Officer, the President shall be the Chief Executive Officer. The Chief Executive Officer shall have general charge and supervision of the business of the Corporation subject to the direction of the Board, and shall perform all duties and have all powers that are commonly incident to the office of chief executive or that are delegated to such officer by the Board. The President shall perform such other duties and shall have such other powers as the Board or the Chief Executive Officer (if the President is not the Chief Executive Officer) may from time to time prescribe.

3.8Chief Financial Officer. The Chief Financial Officer of the Corporation (the “Chief Financial Officer”) shall perform such duties and shall have such powers as may from time to time be assigned by the Board or the Chief Executive Officer. In addition, the Chief Financial Officer shall perform such duties and have such powers as are incident to the office, including without limitation the duty and power to keep and be responsible for all funds and securities of the Corporation, to deposit funds of the Corporation in depositories selected in accordance with these Bylaws, to disburse such funds as ordered by the Board, to make proper accounts of such funds, and to render as required by the Board statements of all such transactions and of the financial condition of the Corporation.

3.9Vice Presidents. Each Vice President shall perform such duties and possess such powers as the Board or the Chief Executive Officer may from time to time prescribe. The Board or the Chief Executive Officer may assign to any Vice President the title of Executive Vice President, Senior Vice President or any other title.

3.10  Secretary and Assistant Secretaries. The Secretary shall perform such duties and shall have such powers as the Board or the Chief Executive Officer may from time to time prescribe. In addition, the Secretary shall perform such duties and have such powers as are incident to the office of the secretary, including without limitation the duty and power to give notices of all meetings of stockholders and special meetings of the Board, to attend all meetings of stockholders and the Board and keep a record of the proceedings, to maintain a stock ledger and prepare lists of stockholders and their addresses as required, to be custodian of corporate records and the corporate seal and to affix and attest to the same on documents.

Any Assistant Secretary shall perform such duties and possess such powers as the Board, the Chief Executive Officer or the Secretary may from time to time prescribe.

In the absence of the Secretary or any Assistant Secretary at any meeting of stockholders or directors, the Chair of the meeting shall designate a temporary secretary to keep a record of the meeting.

3.11  Salaries. Executive Officers of the Corporation shall be entitled to such salaries, compensation or reimbursement as shall be fixed or allowed from time to time by the Board or a committee thereof.

3.12  Delegation of Authority. The Board may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.

3.13  Execution of Contracts. Each Executive Officer and Non-Executive Officer of the Corporation may execute, affix the corporate seal and/or deliver, in the name and on behalf of the Corporation, deeds, mortgages, notes, bonds, contracts, agreements, powers of attorney, guarantees, settlements, releases, evidences of indebtedness, conveyances or any other document or instrument which (i) is authorized by the Board or (ii) is executed in accordance with policies adopted by the Board from time to time, except in each case where the execution, affixation of the corporate seal and/or delivery thereof shall be expressly and exclusively delegated by the Board to some other officer or agent of the Corporation.

ARTICLE IV

CAPITAL STOCK

4.1Capital Stock Certificates; Uncertificated Shares. The shares of the Corporation may be certificated or uncertificated, subject to the sole discretion of the Board and the requirements of Delaware law. Every holder of capital stock of the Corporation represented by certificates shall be entitled to have a certificate, in such form as may be prescribed by law and by the Board, representing the number of shares held by such holder registered in certificate form. Each such certificate shall be signed in a manner that complies with Section 158 of the DGCL. Each of the Chair or Vice Chair of the Board or the Chief Executive Officer, the President or any Vice President, the Chief Financial Officer, the Secretary or any Assistant Secretary shall be authorized to execute such certificates.

4.2Transfers. Shares of capital stock of the Corporation shall be transferable in the manner prescribed by law, the Certificate of Incorporation and in these Bylaws. Transfers of shares of capital stock of the Corporation shall be made only on the books of the Corporation or by transfer agents designated to transfer shares of capital stock of the Corporation. Subject to applicable law, shares of capital stock represented by certificates shall be transferred only on the books of the Corporation by the surrender to the Corporation or its transfer agent of the certificate representing such shares properly endorsed or accompanied by a written assignment or power of attorney properly executed, and with such proof of authority or the authenticity of signature as the Corporation or its transfer agent may reasonably require. Except as may be otherwise required by law, by the Certificate of Incorporation or by these Bylaws, the Corporation shall be entitled to treat the record holder of capital stock as shown on its books as the owner of such capital stock for all purposes, including the payment of dividends and the right to vote with respect to such capital stock, regardless of any transfer, pledge or other disposition of such capital stock until the shares have been transferred on the books of the Corporation in accordance with the requirements of these Bylaws.

4.3Lost, Stolen or Destroyed Certificates. The Corporation may issue a new certificate or uncertificated shares in place of any previously issued certificate alleged to have been lost, stolen or destroyed, upon such terms and conditions as the Board may prescribe, including the presentation of reasonable evidence of such loss, theft or destruction and the giving of such indemnity and posting of such bond as the Board may require for the protection of the Corporation or any transfer agent or registrar.

4.4Record Date. In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall, unless otherwise required by law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.

In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of capital stock or for the purpose of any other lawful action, the Board may fix a record date, which shall not be more than sixty (60) days prior to such action. If no such record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

4.5Regulations. The issue and registration of shares of capital stock of the Corporation shall be governed by such other regulations as the Board may establish.

4.6Dividends. Dividends on the capital stock of the Corporation, subject to the provisions of the Certificate of Incorporation, if any, may be declared by the Board at any regular or special meeting, pursuant to law, and may be paid in cash, in property or in shares of capital stock.

ARTICLE V

GENERAL PROVISIONS

5.1Fiscal Year. Except as from time to time otherwise designated by the Board, the fiscal year of the Corporation shall begin on the first day of January of each year and end on the last day of December in each year.

5.2Corporate Seal. The corporate seal shall be in such form as shall be approved by the Board.

5.3Waiver of Notice. Whenever notice is required to be given by law, by the Certificate of Incorporation or by these Bylaws, a written waiver signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before, at or after the time of the event for which notice is to be given, shall be deemed equivalent to notice required to be given to such person. Neither the business nor the purpose of any meeting need be specified in any such waiver. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

5.4Voting of Securities. Except as the Board may otherwise designate, the Chief Executive Officer, the President or the Chief Financial Officer may waive notice, vote, consent, or appoint any person or persons to waive notice, vote or consent, on behalf of the Corporation, and act as, or appoint any person or persons to act as, proxy or attorney-in-fact for this Corporation (with or without power of substitution) with respect to, the securities of any other entity which may be held by this Corporation.

5.5Evidence of Authority. A certificate by the Secretary, or an Assistant Secretary, or a temporary Secretary, as to any action taken by the stockholders, directors, a committee or any officer or representative of the Corporation shall as to all persons who rely on the certificate in good faith be conclusive evidence of such action.

5.6Certificate of Incorporation. All references in these Bylaws to the Certificate of Incorporation shall be deemed to refer to the Certificate of Incorporation of the Corporation, as amended and/or restated, including any certificate of designation with respect to any series of outstanding preferred stock, par value $0.0001 per share (“Preferred Stock”), of the Corporation, and in effect from time to time.

5.7Severability. Any determination that any provision of these Bylaws is for any reason inapplicable, illegal or ineffective shall not affect or invalidate any other provision of these Bylaws.

5.8Pronouns. All pronouns used in these Bylaws shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the person or persons may require.

5.9Electronic Transmission. For purposes of these Bylaws, “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved, and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

ARTICLE VI

AMENDMENTS

These Bylaws may be altered, amended or repealed, in whole or in part, or new Bylaws may be adopted by the Whole Board or by the stockholders as expressly provided in the Certificate of Incorporation.

ARTICLE VII

INDEMNIFICATION AND ADVANCEMENT

7.1Power to Indemnify in Actions, Suits or Proceedings other than Those by or in the Right of the Corporation. Subject to Section 7.3, the Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (and the heirs, executor or administrators of such person) who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) (other than an action by or in the right of the Corporation) by reason of the fact that such person is or was a director or Executive Officer of the Corporation, or, while a director or Executive Officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys’ fees), judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with the defense or settlement of such Proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea or nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful.

7.2Power to Indemnify in Actions, Suits or Proceedings by or in the Right of the Corporation. Subject to Section 7.3, the Corporation shall indemnify any person (and the heirs, executor or administrators of such person) who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that such person is or was a director or Executive Officer of the Corporation, or, while a director or Executive Officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

7.3Authorization of Indemnification. Any indemnification under this Article VII (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director or Executive Officer is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section 7.1 or Section 7.2, as the case may be. Such determination shall be made, with respect to a person who is a director or Executive Officer at the time of such determination, (i) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (ii) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion or (iv) by the stockholders. Such determination shall be made, with respect to former directors and Executive Officers, by any person or persons having the authority to act on the matter on behalf of the Corporation. To the extent, however, that a present or former director or Executive Officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding set forth in Section 7.1 or Section 7.2 or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith, without the necessity of authorization in the specific case.

The Board in its sole discretion shall have power on behalf of the Corporation to indemnify any person, other than a director or Executive Officer, made a party to any Proceeding by reason of the fact that such person, or such person’s testator or intestate, is or was an officer, employee or agent of the Corporation (or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise).

7.4Good Faith Defined. For purposes of any determination under Section 7.3, a person shall be deemed to have acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe such person’s conduct was unlawful, if such person’s action is based on good faith reliance on the records or books of account of the Corporation or another enterprise, or on information supplied to such person by the officers of the Corporation or another enterprise in the course of their duties, or on the advice of legal counsel for the Corporation or another enterprise or on information or records given or reports made to the Corporation or another enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Corporation or another enterprise. The term “another enterprise” as used in this Section 7.4 shall mean any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise of which such person is or was serving at the request of the Corporation as a director, officer, employee or agent. The provisions of this Section 7.4 shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth in Section 7.1 or 7.2, as the case may be.

7.5Right of Claimant to Bring Suit. Notwithstanding any contrary determination in the specific case under Section 7.3, and notwithstanding the absence of any determination thereunder, if a claim under Sections 7.1 or 7.2 of the Article VII is not paid in full by the Corporation within (i) ninety (90) days after a written claim for indemnification has been received by the Corporation, or (ii) thirty (30) days after a written claim for an advancement of expenses has been received by the Corporation, the claimant may at any time thereafter (but not before) bring suit against the Corporation in the Court of Chancery in the State of Delaware to recover the unpaid amount of the claim, together with interest thereon, or to obtain advancement of expenses, as applicable. It shall be a defense to any such action brought to enforce a right to indemnification (but not in an action brought to enforce a right to an advancement of expenses) that the claimant has not met the standards of conduct which make it permissible under the DGCL (or other applicable law) for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither a contrary determination in the specific case under Section 7.3 nor the absence of any determination thereunder shall be a defense to such application or create a presumption that the claimant has not met any applicable standard of conduct. If successful, in whole or in part, the claimant shall also be entitled to be paid the expense of prosecuting such claim, including reasonable attorneys’ fees incurred in connection therewith, to the fullest extent permitted by applicable law.

7.6Expenses Payable in Advance. Expenses, including without limitation attorneys’ fees, incurred by a current or former director or Executive Officer in defending any civil, criminal, administrative or investigative action, suit or proceeding shall be paid, to the fullest extent permitted by Delaware law as the same exists or may hereafter be amended, by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such current or former director or Executive Officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation as authorized in this Article VII.

7.7Nonexclusivity of Indemnification and Advancement of Expenses. The rights to indemnification and advancement of expenses provided by or granted pursuant to this Article VII shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the Certificate of Incorporation, any agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office, it being the policy of the Corporation that, subject to Section 7.11, indemnification of the persons specified in Sections 7.1 and 7.2 shall be made to the fullest extent permitted by law. The provisions of this Article VII shall not be deemed to preclude the indemnification of any person who is not specified in Section 7.1 or 7.2 but whom the Corporation has the power or obligation to indemnify under the provisions of the DGCL, or otherwise.

7.8Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, Executive Officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, Executive Officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Corporation would have the power or the obligation to indemnify such person against such liability under the provisions of this Article VII.

7.9Certain Definitions. For purposes of this Article VII, references to “the Corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees or agents so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, shall stand in the same position under the provisions of this Article VII with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued. For purposes of this Article VII, references to “fines” shall include any excise taxes assessed on a person with respect of any employee benefit plan; and references to “serving at the request of the Corporation” shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the Corporation” as referred to in this Article VII.

7.10  Survival of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VII shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director or Executive Officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

7.11  Limitation on Indemnification. Notwithstanding anything contained in this Article VII to the contrary, except for proceedings to enforce rights to indemnification (which shall be governed by Section 7.5), the Corporation shall not be obligated to indemnify any director, officer, employee or agent in connection with an action, suit or proceeding (or part thereof):

(a)for which payment has actually been made to or on behalf of such person under any statute, insurance policy, indemnity provision, vote or otherwise, except with respect to any excess beyond the amount paid;

(b)initiated by such person, including any action, suit or proceeding (or part thereof) initiated by such person against the Corporation or its directors, officers, employees, agents or other indemnitees, unless (i) the Board authorized the action, suit or proceeding (or relevant part thereof) prior to its initiation, (ii) the Corporation provides the indemnification, in its sole discretion, pursuant to the powers vested in the Corporation under applicable law, (iii) otherwise required to be made under Section 7.5 or (iv) otherwise required by applicable law; or

(c)if prohibited by applicable law.

7.12  Contract Rights. The obligations of the Corporation under this Article VII to indemnify, and advance expenses to, a person who is or was a director or Executive Officer of the Corporation shall be considered a contract between the Corporation and such person, and no modification or repeal of any provision of this Article VII shall affect, to the detriment of such person, such obligations of the Corporation in connection with a claim based on any act or failure to act occurring before such modification or repeal.

ANNEX D — FORM OF REGISTRATION RIGHTS AGREEMENT

AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (as it may be amended, supplemented or restated from time to time in accordance with its terms, this “A&R Registration Rights Agreement”), dated as of [•], 2023 (the “Effective Date”), is made by and among (i) AltC Acquisition Corp., a Delaware corporation (“PubCo”); (ii) each of the Persons identified on the signature pages hereto or on the signature pages to a joinder in the form attached to this A&R Registration Rights Agreement as Exhibit A under the heading “Company Shareholders” (collectively, the “Company Shareholders”) and; (iii) AltC Sponsor LLC, a Delaware limited liability company (the “Sponsor”). Each of PubCo, the Company Shareholders and the Sponsor may be referred to herein as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, PubCo has entered into that certain Agreement and Plan of Merger and Reorganization, dated as of July 11, 2023 (as it may be amended, supplemented or restated from time to time in accordance with the terms of such agreement, the “Merger Agreement”), by and among PubCo, AltC Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Oklo Inc., a Delaware corporation (the “Company”), in connection with the business combination set forth in the Merger Agreement;

WHEREAS, pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company, and the Company Shareholders will receive shares of Common Stock (as defined herein);

WHEREAS, PubCo and the Sponsor entered into that certain Registration Rights Agreement, dated as of July 7, 2021 (the “Original RRA”);

WHEREAS, in connection with the execution of this A&R Registration Rights Agreement, PubCo and the Sponsor desire to terminate the Original RRA and replace it with this A&R Registration Rights Agreement;

WHEREAS, on the Effective Date, the Parties desire to set forth their agreement with respect to registration rights and certain other matters, in each case in accordance with the terms and conditions of this A&R Registration Rights Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this A&R Registration Rights Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1.Definitions. As used in this A&R Registration Rights Agreement, the following terms shall have the following meanings:

“Action” means any action, suit, charge, litigation, arbitration, or other proceeding at law or in equity (whether civil, criminal or administrative) by or before any Governmental Entity.

“Adverse Disclosure” means any public disclosure of material non-public information, which disclosure, in the good faith determination of the Board, after consultation with counsel to PubCo, (a) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any Prospectus and any preliminary Prospectus, in the light of the circumstances under which they were made) not misleading, (b) would not be required to be made at such time if the Registration Statement were not being filed, and (c) PubCo has a bona fide business purpose for not making such public disclosure.

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, its capacity as a sole or managing member or otherwise; provided, that no Party shall be deemed an Affiliate of PubCo or any of its subsidiaries for purposes of this A&R Registration Rights Agreement.

“Automatic Shelf Registration Statement” has the meaning set forth in Rule 405 promulgated by the SEC pursuant to the Securities Act.

“Beneficially Own” has the meaning set forth in Rule 13d-3 promulgated under the Exchange Act.

“Board” means the board of directors of PubCo.

“Business Day” means any day except a Saturday, a Sunday or any other day on which commercial banks are required or authorized to close in the State of New York.

“Closing” has the meaning given to such term in the Merger Agreement.

“Closing Date” has the meaning given to such term in the Merger Agreement.

“Common Stock” means shares of the Class A common stock, par value $0.0001 per share, of PubCo, including (i) any shares of such Class A common stock issuable upon the exercise of any warrant or other right to acquire shares of such Class A common stock and (ii) any Equity Securities of PubCo that may be issued or distributed or be issuable with respect to such Class A common stock by way of conversion, dividend, stock split or other distribution, merger, consolidation, exchange, recapitalization or reclassification or similar transaction.

“Company” has the meaning set forth in the Recitals.

“Company Shareholders” has the meaning set forth in the Preamble.

“Company Shareholder Lock-Up Period” means the period beginning on the Closing Date and ending at 11:59 pm Eastern Time on the date that is 180 days after the Closing Date.

“Demand Delay” has the meaning set forth in Section 2.2(a)(ii).

“Demand Initiating Holders” has the meaning set forth in Section 2.2(a).

“Demand Registration” has the meaning set forth in Section 2.2(a).

“Earnout Shares” has the meaning given to such term in the Merger Agreement.

“Effective Date” has the meaning set forth in the Preamble.

“Effectiveness Period” has the meaning set forth in Section 2.5(c).

“Eligible Demand Participation Holders” means (a) each of the Company Shareholders (excluding the Insiders), subject to the expiration of the Company Shareholder Lock-Up Period, (b) each of the Insiders, subject to the expiration of the Insider Lock-Up Period (and, for the avoidance of doubt, solely with respect to the portion of Registrable Securities that have been released from the lock-up restrictions of Section 3.1(b)), and (c) the Sponsor, subject to the expiration of the Sponsor Lock-Up Period (and, for the avoidance of doubt, solely with respect to the portion of Registrable Securities that have been released from the lock-up restrictions of Section 3.1(c)).

“Eligible Take-Down Holders” means (a) each of the Company Shareholders (excluding the Insiders), subject to the expiration of the Company Shareholder Lock-Up Period, (b) each of the Insiders, subject to the expiration of the Insider Lock-Up Period (and, for the avoidance of doubt, solely with respect to the portion of Registrable Securities that have been released from the lock-up restrictions of Section 3.1(b)), and (c) the Sponsor, subject to the expiration of the Sponsor Lock-Up Period (and, for the avoidance of doubt, solely with respect to the portion of Registrable Securities that have been released from the lock-up restrictions of Section 3.1(c)).

“Equity Securities” means, with respect to any Person, all of the shares of capital stock or equity of (or other ownership or profit interests in) such Person, all of the warrants, options or other rights for the purchase or acquisition from such Person of shares of capital stock or equity of (or other ownership or profit interests in) such Person, all of the securities convertible into or exchangeable for shares of capital stock or equity of (or other ownership or profit interests in) such Person or warrants, rights or options for the purchase or acquisition from such Person of such shares or equity (or such other interests), restricted stock awards, restricted stock units, equity appreciation rights, phantom equity rights, profit participation and all of the other ownership or profit interests of such Person (including partnership or member interests therein), whether voting or nonvoting.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and any successor thereto, as the same shall be in effect from time to time.

“Family Member” means with respect to any individual, a spouse, lineal descendant (whether natural or adopted) or spouse of a lineal descendant of such individual or any trust created for the benefit of such individual or of which any of the foregoing is a beneficiary.

“FINRA” means the Financial Industry Regulatory Authority, Inc.

“Governmental Entity” means any nation or government, any state, province or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any court, arbitrator (public or private) or other body or administrative, regulatory or quasi-judicial authority, agency, department, board, commission or instrumentality of any federal, state, local or foreign jurisdiction.

“Holder” means any holder of Registrable Securities who is a Party to, or who succeeds to rights under, this A&R Registration Rights Agreement pursuant to Section 4.1.

“Insiders” means Jacob Dewitte, Caroline Cochran, and Hydrazine Capital II, L.P.

“Insider Lock-Up Period” means the following lock-up periods:

(a)with respect to 40% of the Lock-Up Shares, the period from the Closing Date to the earlier to occur of (i) the twelve (12) month anniversary of the Closing Date and (ii) the date on which the closing price of Common Stock equals or exceeds $12.00 per share for twenty (20) Trading Days within any sixty (60) consecutive Trading Day period following the Closing Date;

(b)with respect to 30% of the Lock-Up Shares, the period from the Closing Date to the earlier to occur of (i) the twenty-four (24) month anniversary of the Closing Date and (ii) the date on which the closing price of Common Stock equals or exceeds $14.00 per share for twenty (20) Trading Days within any sixty (60) consecutive Trading Day period following the Closing Date; and

(c) with respect to 30% of the Lock-Up Shares, the period from the Closing Date to the earlier to occur of (i) the thirty-six (36) month anniversary of the Closing Date and (ii) the date on which the closing price of Common Stock equals or exceeds $16.00 per share for twenty (20) trading days within any sixty (60) consecutive Trading Day period following the Closing.

“Laws” means all laws, acts, statutes, constitutions, treaties, ordinances, codes, rules, regulations, and rulings of a Governmental Entity, including common law. All references to “Laws” shall be deemed to include any amendments thereto, and any successor Law, unless the context otherwise requires.

“Lock-Up Periods” means the Company Shareholder Lock-Up Period, the Insider Lock-Up Period and the Sponsor Lock-Up Period.

“Lock-Up Shares” means the Equity Securities of PubCo held by the Holders as of the Closing Date, including Common Stock and Common Stock issuable upon exercise of any warrants, options or other rights.

“Market Stand-Off Period” has the meaning set forth in Section 2.10.

“Marketed” means an Underwritten Shelf Take-Down or other Underwritten Offering, as applicable, that involves the use or involvement of a customary “road show” (including an “electronic road show”) or other substantial marketing effort by Underwriters over a period of at least 48 hours.

“Merger Agreement” has the meaning set forth in the Recitals.

“Merger Sub” has the meaning set forth in the Recitals.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus, or necessary to make the statements in a Registration Statement or Prospectus, in the light of the circumstances under which they were made, not misleading.

“Non-Marketed” means an Underwritten Shelf Take-Down that is not a Marketed Underwritten Shelf Take-Down.

“Non-Marketed Underwritten Shelf Take-Down Selling Holders” has the meaning set forth in Section 2.1(d)(iv)(B).

“Original RRA” has the meaning set forth in the Recitals.

“Party” has the meaning set forth in the Preamble.

“Permitted Transferee” means (i) with respect to the Company Shareholders (including the Insiders), (a) any Family Member of such Person, (b) any Affiliate of such Person or to any investment fund or other entity controlled or managed by such Person, (c) any Affiliate of any Family Member of such Person, (d) if the undersigned is a corporation, partnership, limited liability company or other business entity, its stockholders, partners, members or other equityholders, including, for the avoidance of doubt, where such Person is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership, (e) any trust for the direct or indirect benefit of such Person or Family Member of such Person, (f) if such Person is a trust, the trustor or beneficiary of such trust or to the estate of a beneficiary of such trust, (g) in the case of an individual, a Transferee by virtue of laws of descent and distribution upon death of the individual, (h) in the case of an individual, a Transferee pursuant to a qualified domestic relations order, (i) a Transferee pursuant to any liquidation, merger, stock exchange or other similar transaction which results in all of PubCo’s stockholders having the right to exchange their Common Stock for cash, securities or other property subsequent to the Merger, and (j) the Company or PubCo in connection with the repurchase of shares of Common Stock issued pursuant to equity awards granted under a stock incentive plan or other equity award plan, including pursuant to the exercise of any equity award (such as on a “cashless,” “net exercise” or “net settlement” basis) or for the purpose of satisfying withholding taxes due upon the exercise, settlement or lapse of restrictions of an equity award (such as through a “cashless,” “net exercise” or “net settlement” procedure); and (ii) with respect to the Sponsor, as set forth in Section 6(c) of the Sponsor Agreement.

“Person” means any natural person, sole proprietorship, partnership, trust, unincorporated association, corporation, limited liability company, entity or Governmental Entity.

“Prospectus” means the prospectus included in any Registration Statement, all amendments (including post-effective amendments) and supplements to such prospectus, and all material incorporated by reference in such prospectus.

“PubCo” has the meaning set forth in the Preamble.

“Registrable Securities” means (i) (a) any shares of Common Stock and (b) any Equity Securities of PubCo that may be issued or distributed or be issuable with respect to the securities referred to in clause (a) by way of conversion, dividend, stock split or other distribution, merger, consolidation, exchange, recapitalization or reclassification or similar transaction, in each case Beneficially Owned by a Holder as of immediately following the Closing and (ii) any Earnout Shares; provided, however, that any such Registrable Securities shall cease to be Registrable Securities when: (A) a Registration Statement with respect to the sale of such Registrable Securities has become effective under the Securities Act and such Registrable Securities have been sold, transferred, disposed of or exchanged in accordance with the plan of distribution set forth in such Registration Statement; (B) such Registrable Securities shall have ceased to be outstanding; (C) such Registrable Securities have been sold to, or through, a broker, dealer or Underwriter in a public distribution or other public securities transaction; (D) such Registrable Securities shall have been otherwise transferred by a Holder, a new certificate or book-entry for such security not bearing a legend restricting further transfer shall have been delivered by PubCo and subsequent public distribution of such security shall not require registration under the Securities Act; or (E) such Registrable Securities are eligible for resale without registration pursuant to Rule 144 under the Securities Act (or any successor rule promulgated thereafter by the SEC) without volume or manner-of-sale restrictions and without the requirement for PubCo to be in compliance with the current public information required by Rule 144(i)(2) under the Securities Act.

“Registration” means a registration, including any related Shelf Take-Down, effected by preparing and filing a registration statement, prospectus or similar document in compliance with the requirements of the Securities Act, and such registration statement becoming effective.

“Registration Expenses” means the out-of-pocket expenses of a Registration or other Transfer pursuant to the terms of this A&R Registration Rights Agreement, including (a) all SEC, stock exchange and FINRA registration and filing fees (including, if applicable, the fees and expenses of any “qualified independent underwriter,” as such term is defined in Rule 5121 of FINRA (or any successor provision), and of its counsel), (b) all fees and expenses of complying with securities or blue sky laws (including reasonable fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of the Registrable Securities), (c) all printing, messenger and delivery expenses, (d) the reasonable fees and expenses incurred in connection with the listing of the Registrable Securities on any securities exchange and all rating agency fees, (e) the reasonable fees and disbursements of counsel for PubCo and of its independent public accountants, including the expenses of any special audits and/or comfort letters required by or incident to such performance and compliance, (f) the reasonable and documented fees and out-of-pocket expenses of one counsel for all of the Holders participating in an Underwritten Offering, selected by such Holders that own a majority of the Registrable Securities participating in such Registration or other Transfer; provided, however, that such reimbursable fees and expenses of counsel shall not exceed $75,000, per Registration and (g) any other reasonable and documented fees and distributions customarily paid by the issuers of securities.

“Registration Statement” means any registration statement that covers the Registrable Securities pursuant to the provisions of this A&R Registration Rights Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Representatives” means, with respect to any Person, any of such Person’s officers, directors, employees, agents, attorneys, accountants, actuaries, consultants, equity financing partners or financial advisors or other Person acting on behalf of such Person.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and any successor thereto, as the same shall be in effect from time to time.

“Shelf Holder” means any Holder that owns Registrable Securities that have been registered on a Shelf Registration Statement.

“Shelf Registration” means a registration of securities pursuant to a Registration Statement filed with the SEC in accordance with and pursuant to Rule 415 promulgated under the Securities Act.

“Shelf Registration Statement” means a Registration Statement of PubCo filed with the SEC on either (a) Form S-3 (or any successor form or other appropriate form under the Securities Act) or (b) if PubCo is not permitted to file a Registration Statement on Form S-3, a Registration Statement on Form S-1 (or any successor form or other appropriate form under the Securities Act), in each case for an offering to be made on a delayed or continuous basis pursuant to Rule 415 under the Securities Act covering the Registrable Securities, as applicable.

“Shelf Suspension” has the meaning set forth in Section 2.1(c).

“Shelf Take-Down” means any offering or sale of Registrable Securities initiated by a Shelf Take-Down Initiating Holder pursuant to a Shelf Registration Statement.

“Shelf Take-Down Initiating Holders” has the meaning set forth in Section 2.1(d).

“Sponsor” has the meaning set forth in the Preamble.

“Sponsor Agreement” means that certain Amended and Restated Letter Agreement, dated as of July 11, 2023, by and among the Sponsor and PubCo, as amended, restated, modified or supplemented from time to time.

“Sponsor Lock-Up Period” means the lock-up periods as set forth in Section 6(b) of the Sponsor Agreement.

“Subsequent Shelf Registration” has the meaning set forth in Section 2.1(b).

“Take-Down Participation Notice” has the meaning set forth in Section 2.1(d)(iv)(C).

“Take-Down Tagging Holder” has the meaning set forth in Section 2.1(d)(iv)(B).

“Trading Day” means a day on which the New York Stock Exchange or such other principal United States securities exchange on which the Common Stock is listed, quoted or admitted to trading and is open for the transaction of business (unless such trading shall have been suspended for the entire day).

“Transfer” means any direct or indirect (i) offer, pledge, sale, contract to sell, hypothecation, sale of any option or contract to purchase, purchase of any option or contract to sell, grant of any option, right or warrant to purchase, lending, or other transfer or disposition, or establishment or increase of a put equivalent position or liquidation or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act, in each case with respect to any Lock-Up Shares, or (ii) entry into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the Lock-Up Shares, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise. The terms “Transferee,” “Transferor,” “Transferred,” and other forms of the word “Transfer” shall have the correlative meanings.

“Underwriter” means any investment banker(s) and manager(s) appointed to administer the offering of any Registrable Securities as principal in an Underwritten Offering.

“Underwritten Offering” means a Registration in which securities of PubCo are sold to an Underwriter for distribution to the public.

“Underwritten Shelf Take-Down” has the meaning set forth in Section 2.1(d)(ii)(A).

“Underwritten Shelf Take-Down Notice” has the meaning set forth in Section 2.1(d)(ii)(A).

“Well-Known Seasoned Issuer” has the meaning set forth in Rule 405 promulgated by the SEC pursuant to the Securities Act.

Section 1.2.Interpretive Provisions. For all purposes of this A&R Registration Rights Agreement, except as otherwise provided in this A&R Registration Rights Agreement or unless the context otherwise requires:

(a)the meanings of defined terms are applicable to the singular as well as the plural forms of such terms.

(b)the words “hereof”, “herein”, “hereunder” and words of similar import, when used in this A&R Registration Rights Agreement, refer to this A&R Registration Rights Agreement as a whole and not to any particular provision of this A&R Registration Rights Agreement.

(c)references in this A&R Registration Rights Agreement to any Law shall be deemed also to refer to such Law, and all rules and regulations promulgated thereunder.

(d)whenever the words “include”, “includes” or “including” are used in this A&R Registration Rights Agreement, they shall mean “without limitation.”

(e)the captions and headings of this A&R Registration Rights Agreement are for convenience of reference only and shall not affect the interpretation of this A&R Registration Rights Agreement.

(f)pronouns of any gender or neuter shall include, as appropriate, the other pronoun forms.

ARTICLE II

REGISTRATION RIGHTS

Section 2.1.Shelf Registration.

(a)Filing. PubCo shall use commercially reasonable efforts to file within thirty (30) business days following the Closing Date a Shelf Registration Statement covering the resale of all Registrable Securities (except as determined by PubCo pursuant to Section 2.7 as of two Business Days prior to such filing) on a delayed or continuous basis. PubCo shall use its commercially reasonable efforts to cause such Shelf Registration Statement to become effective under the Securities Act as soon as reasonably practicable after such filing, but in no event later than the 105th calendar day (or 165th calendar day if the SEC notifies PubCo that it will “review” the Shelf Registration Statement) after the Closing Date. PubCo shall maintain such Shelf Registration Statement in accordance with the terms of this A&R Registration Rights Agreement, and shall prepare and file with the SEC such amendments, including post-effective amendments, and supplements as may be necessary to keep such Shelf Registration Statement continuously effective, available for use and in compliance with the provisions of the Securities Act until such time as of which all Registrable Securities registered by such Shelf Registration Statement have been sold or cease to be Registrable Securities. In the event PubCo files a Shelf Registration Statement on Form S-1, PubCo shall use its commercially reasonable efforts to convert such Shelf Registration Statement (and any Subsequent Shelf Registration) to a Shelf Registration Statement on Form S-3 as soon as reasonably practicable after PubCo is eligible to use Form S-3. PubCo shall also use its commercially reasonable efforts to file any replacement or additional Shelf Registration Statement and use commercially reasonable efforts to cause such replacement or additional Shelf Registration Statement to become effective prior to the expiration of the initial Shelf Registration Statement filed pursuant to this Section 2.1(a).

(b)Subsequent Shelf Registration. If any Shelf Registration Statement ceases to be effective under the Securities Act for any reason at any time while there remain any Registrable Securities registered by such Shelf Registration Statement, PubCo shall use its commercially reasonable efforts to as promptly as is reasonably practicable cause such Shelf Registration Statement to again become effective under the Securities Act (including obtaining the prompt withdrawal of any order suspending the effectiveness of such Shelf Registration Statement), and shall use its commercially reasonable efforts to as promptly as is reasonably practicable amend such Shelf Registration Statement in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf Registration Statement or file an additional Registration Statement as a Shelf Registration (a “Subsequent Shelf Registration”) registering the resale of all outstanding Registrable Securities registered by such prior Shelf Registration Statement. If a Subsequent Shelf Registration is filed, PubCo shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof (it being agreed that the Subsequent Shelf Registration shall be an Automatic Shelf Registration Statement if PubCo is a Well-Known Seasoned Issuer) and (ii) keep such Subsequent Shelf Registration continuously effective, available for use and in compliance with the provisions of the Securities Act until such time as of which all Registrable Securities registered by such Subsequent Shelf Registration have been sold or cease to be Registrable Securities.

(c)Suspension of Filing or Registration. Upon receipt of written notice from the Company that a Shelf Registration Statement or Prospectus contains or includes a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until they have received copies of a supplemented or amended Registration Statement or Prospectus correcting the Misstatement (it being understood that PubCo hereby covenants to prepare and file such supplement or amendment as soon as reasonably practicable after the time of such notice), or until they are advised in writing by PubCo that the use of the Registration Statement or Prospectus may be resumed. PubCo shall be entitled to delay or postpone the filing or effectiveness of a Shelf Registration Statement, and from time to time to require the Holders not to sell under a Registration Statement or to suspend the effectiveness thereof, if the filing, effectiveness or continued use of a Shelf Registration Statement at any time would require PubCo to make an Adverse Disclosure or would require the inclusion in such Shelf Registration Statement of financial statements that are unavailable to PubCo for reasons beyond PubCo’s control; provided, however, that PubCo shall have a period of not more than ninety (90) days within which to delay the filing or effectiveness (but not the preparation) of such Shelf Registration Statement or, in the case of a Shelf Registration Statement that has been declared effective, to suspend the use by Holders of such Shelf Registration Statement (in each case, a “Shelf Suspension”); provided, however, that PubCo shall not be permitted to exercise in any twelve (12) month period (i) more than two (2) Shelf Suspensions pursuant to this Section 2.1(c) and Demand Delays pursuant to Section 2.2(a)(ii) in the aggregate, unless consented to in writing by the Eligible Demand Participation Holders holding a majority of the Registrable Securities held by all Eligible Demand Participation Holders or (ii) aggregate Shelf Suspensions pursuant to this Section 2.1(c) and Demand Delays pursuant to Section 2.2(a)(ii) of more than one hundred fifty (150) days. Each Holder shall keep confidential the fact that a Shelf Suspension is in effect and the contents of any notice by PubCo of a Shelf Suspension for the permitted duration of the Shelf Suspension or until otherwise notified by PubCo, except (A) for disclosure to such Holder’s employees, agents and professional advisers who need to know such information and are obligated to keep it confidential, (B) for disclosures to the extent required in order to comply with reporting obligations to its limited partners who have agreed to keep such information confidential or (C) as required by law or subpoena. In the case of a Shelf Suspension that occurs after the effectiveness of the applicable Shelf Registration Statement, the Holders agree to suspend use of the applicable Prospectus for the permitted duration of such Shelf Suspension in connection with any sale or purchase of, or offer to sell or purchase, Registrable Securities, upon receipt of written notice by PubCo. PubCo shall immediately notify the Holders or Shelf Holders, as applicable, upon the termination of any Shelf Suspension, and (i) in the case of a Shelf Registration Statement that has not been declared effective, shall promptly thereafter file the Shelf Registration Statement and use its commercially reasonable efforts to have such Shelf Registration Statement declared effective under the Securities Act and (ii) in the case of an effective Shelf Registration Statement, shall amend or supplement the Prospectus, if necessary, so it does not contain any Misstatement prior to the expiration of the Shelf Suspension and furnish to the Shelf Holders such numbers of copies of the Prospectus as so amended or supplemented as the Shelf Holders may reasonably request. PubCo agrees, if necessary, to supplement or make amendments to the Shelf Registration Statement if required by the registration form used by PubCo for the Registration or by the instructions applicable to such registration form or by the Securities Act or the rules or regulations promulgated thereunder or as may reasonably be requested by the Shelf Holders Beneficially Owning a majority of the Registrable Securities then outstanding.

(d)Shelf Take-Downs.

(i)Generally. Subject to the terms and provisions of this Article II (including Section 2.2(d)), an Eligible Take-Down Holder may initiate a Shelf Take-Down (the then Eligible Take-Down Holder, the “Shelf Take-Down Initiating Holder”) that, at the option of such Shelf Take-Down Initiating Holder (A) is in the form of an Underwritten Shelf Take-Down or a Shelf Take-Down that is not an Underwritten Shelf Take-Down and (B) in the case of an Underwritten Shelf Take-Down, is Non-Marketed or Marketed, in each case, as shall be specified in the written demand delivered by the Shelf Take-Down Initiating Holder to PubCo pursuant to the provisions of this Section 2.1(d). For the avoidance of doubt, an Eligible Take-Down Holder that is not a Shelf Take-Down Initiating Holder cannot initiate a Shelf Take-Down.

(ii)Underwritten Shelf Take-Downs.

(A)A Shelf Take-Down Initiating Holder may elect in a written demand delivered to PubCo (an “Underwritten Shelf Take-Down Notice”) for any Shelf Take-Down that it has initiated to be in the form of an Underwritten Offering (an “Underwritten Shelf Take-Down”), and PubCo shall, if so requested, file and effect an amendment or supplement of the Shelf Registration Statement for such purpose as soon as practicable; provided, that any such Underwritten Shelf Take-Down must comply with Section 2.2(d) and involve the offer and sale of Registrable Securities having a reasonably anticipated net aggregate offering price (after deduction of Underwriter commissions) of at least (I) in the case of any Marketed Underwritten Shelf Take-Down, $100,000,000 and (II) in the case of any Non-Marketed Underwritten Shelf Take-Down, $75,000,000 unless such Non-Marketed Underwritten Shelf Take-Down is for all of the Registrable Securities then held by the applicable Shelf Take-Down Initiating Holder (in which case there is no minimum other than the inclusion of all of such Registrable Securities). PubCo shall have the right to select the Underwriter or Underwriters to administer such Underwritten Shelf Take-Down; provided, that such Underwriter or Underwriters shall be reasonably acceptable to the Shelf Holders that own a majority of the Registrable Securities to be offered for sale in such Underwritten Shelf Take Down subject to the limitations of this Section 2.1(d)(ii)(B).

(B)With respect to any Underwritten Shelf Take-Down (including any Marketed Underwritten Shelf Take-Down), in the event that a Shelf Holder otherwise would be entitled to participate in such Underwritten Shelf Take-Down pursuant to this Section 2.1(d)(ii), Section 2.1(d)(iii) or Section 2.1(d)(iv), as the case may be, the right of such Shelf Holder to participate in such Underwritten Shelf Take-Down shall be conditioned upon such Shelf Holder’s participation in such underwriting and the inclusion of such Shelf Holder’s Registrable Securities in the Underwritten Offering to the extent provided herein. PubCo, together with all Shelf Holders proposing to distribute their securities through such Underwritten Shelf Take-Down, shall enter into an underwriting agreement in customary form with the Underwriter or Underwriters selected in accordance with Section 2.1(d)(ii)(A). Notwithstanding any other provision of this Section 2.1, if the Underwriter shall advise PubCo that marketing factors (including an adverse effect on the per security offering price) require a limitation of the number of Registrable Securities to be underwritten in an Underwritten Shelf Take-Down, then PubCo shall so advise all Shelf Holders that have requested to participate in such Underwritten Shelf Take-Down, and the number of Registrable Securities that may be included in such Underwritten Shelf Take-Down shall be allocated pro rata among such Shelf Holders in proportion, as nearly as practicable, to the respective amounts of Registrable Securities held by such Shelf Holders at the time of such Underwritten Shelf Take-Down; provided, that any Registrable Securities thereby allocated to a Shelf Holder that exceeds such Shelf Holder’s request shall be reallocated among the remaining Shelf Holders in like manner; and provided, further, that the number of Registrable Securities to be included in such Underwritten Shelf Take-Down shall not be reduced unless all other Equity Securities of PubCo are first entirely excluded from any contemporaneous Underwritten Offering. No Registrable Securities excluded from an Underwritten Shelf Take-Down by reason of the Underwriter’s marketing limitation shall be included in such Underwritten Offering. For the avoidance of doubt, PubCo may include securities for its own account (or for the account of any other Persons) in such Underwritten Shelf Take-Down subject to the limitations of this Section 2.2.

(iii)Marketed Underwritten Shelf Take-Downs. The Shelf Take-Down Initiating Holder submitting an Underwritten Shelf Take-Down Notice shall indicate in such notice that it delivers to PubCo pursuant to Section 2.1(d)(ii) whether it intends for such Underwritten Shelf Take-Down to be Marketed (a “Marketed Underwritten Shelf Take-Down”). Upon receipt of an Underwritten Shelf Take-Down Notice indicating that such Underwritten Shelf Take-Down will be a Marketed Underwritten Shelf Take-Down, PubCo shall promptly (but in any event no later than ten (10) days prior to the expected date of such Marketed Underwritten Shelf Take-Down) give written notice of such Marketed Underwritten Shelf Take-Down to all other Eligible Take-Down Holders of Registrable Securities under such Shelf Registration Statement and any such Eligible Take-Down Holders requesting inclusion in such Marketed Underwritten Shelf Take-Down must respond in writing within five (5) days after the receipt of such notice. Each such Eligible Take-Down Holder that timely delivers any such request shall be permitted to sell in such Marketed Underwritten Shelf Take-Down subject to the terms and conditions of Section 2.1(d)(ii).

(iv)Non-Marketed Underwritten Shelf Take-Downs and Non- Underwritten Shelf Take-Downs.

(A)Any Shelf Take-Down Initiating Holder may initiate (x) an Underwritten Shelf Take-Down that is Non-Marketed (a “Non-Marketed Underwritten Shelf Take-Down”) or (y) a Shelf Take-Down that is not an Underwritten Shelf Take-Down (a “Non-Underwritten Shelf Take-Down”) by providing written notice thereof to PubCo and, to the extent required by Section 2.1(d)(iv)(B), PubCo shall provide written notice thereof to all other Eligible Take-Down Holders.

(B)With respect to each Non-Marketed Underwritten Shelf Take-Down, the Shelf Take-Down Initiating Holder initiating such Non-Marketed Underwritten Shelf Take-Down shall provide written notice (a “Non-Marketed Underwritten Shelf Take-Down Notice”) of such Non-Marketed Underwritten Shelf Take-Down to PubCo and PubCo shall provide written notice thereof to all other Eligible Take-Down Holders at least forty-eight (48) hours prior to the expected time of the pricing of the applicable Non-Marketed Underwritten Shelf Take-Down, which Non-Marketed Underwritten Shelf Take-Down Notice shall set forth (I) the total number of Registrable Securities expected to be offered and sold in such Non-Marketed Underwritten Shelf Take-Down, (II) the expected timing and plan of distribution of such Non-Marketed Underwritten Shelf Take-Down, (III) an invitation to each Eligible Take-Down Holder to elect (such Eligible Take-Down Holders who make such an election being “Take-Down Tagging Holders” and, together with the Shelf Take-Down Initiating Holders and all other Persons (other than any Affiliates of the Shelf Take-Down Initiating Holders) who otherwise are Transferring, or have exercised a contractual or other right to Transfer, Registrable Securities in connection with such Non-Marketed Underwritten Shelf Take-Down, the “Non-Marketed Underwritten Shelf Take-Down Selling Holders”) to include in the Non-Marketed Underwritten Shelf Take-Down Registrable Securities held by such Take-Down Tagging Holder (but subject to Section 2.1(d)(ii)(B)) and (IV) the action or actions required (including the timing thereof) in connection with such Non-Marketed Underwritten Shelf Take-Down with respect to each Eligible Take-Down Holder that elects to exercise such right (including the delivery of one or more stock certificates representing Registrable Securities of such Eligible Take-Down Holder to be sold in such Non-Marketed Underwritten Shelf Take-Down).

(C)Upon delivery of a Non-Marketed Underwritten Shelf Take-Down Notice, each Eligible Take-Down Holder may elect to sell Registrable Securities in such Non-Marketed Underwritten Shelf Take-Down, at the same price per Registrable Security and pursuant to the same terms and conditions with respect to payment for the Registrable Securities as agreed to by the Shelf Take-Down Initiating Holders, by sending an irrevocable written notice (a “Take-Down Participation Notice”) to PubCo within the time period specified in such Non-Marketed Underwritten Shelf Take-Down Notice (which time period shall be at least twenty-four (24) hours prior to the expected time of the pricing of the applicable Non-Marketed Underwritten Shelf Take-Down), indicating their election to sell up to the number of Registrable Securities in the Non-Marketed Underwritten Shelf Take-Down specified by such Eligible Take-Down Holder in such Take-Down Participation Notice (but, in all cases, subject to Section 2.1(d)(ii)(B)). Following the time period specified in such Non-Marketed Underwritten Shelf Take-Down Notice, each Take-Down Tagging Holder that has delivered a Take-Down Participation Notice shall be permitted to sell in such Non-Marketed Underwritten Shelf Take-Down on the terms and conditions set forth in the Non-Marketed

Underwritten Shelf Take-Down Notice, concurrently with the Shelf Take-Down Initiating Holders and the other Non-Marketed Underwritten Shelf Take-Down Selling Holders, the number of Registrable Securities calculated pursuant to Section 2.1(d)(ii)(B). It is understood that in order to be entitled to exercise their right to sell Registrable Securities in a Non-Marketed Underwritten Shelf Take-Down pursuant to this Section 2.1(d)(iv), each Take-Down Tagging Holder must agree to make the same representations, warranties, covenants, indemnities and agreements, if any, as the Shelf Take-Down Initiating Holders agree to make in connection with the Non-Marketed Underwritten Shelf Take-Down, with such additions or changes as are required of such Take-Down Tagging Holder by the Underwriters (if applicable).

(D)Notwithstanding the delivery of any Non-Marketed Underwritten Shelf Take-Down Notice, all determinations as to whether to complete any Non-Marketed Underwritten Shelf Take-Down and as to the timing, manner, price and other terms and conditions of any Non-Marketed Underwritten Shelf Take-Down shall be at the sole discretion of the applicable Shelf Take-Down Initiating Holder, and PubCo agrees to cooperate in facilitating any Non-Marketed Underwritten Shelf Take-Down pursuant to Section 2.1(d). Each of the Eligible Take-Down Holders agrees to reasonably cooperate with each of the other Eligible Take-Down Holders and PubCo to establish notice, delivery and documentation procedures and measures to facilitate such other Eligible Take-Down Holders’ participation in Non-Marketed Underwritten Shelf Take-Downs pursuant to this Section 2.1(d).

(E)With respect to each Non-Underwritten Shelf Take-Down, the Shelf Take-Down Initiating Holder initiating such Non-Underwritten Shelf Take-Down shall provide written notice of such Non- Underwritten Shelf Take-Down to PubCo at least forty-eight (48) hours prior to the expected time of such Non-Underwritten Shelf Take-Down, which shall set forth (I) the total number of Registrable Securities expected to be offered and sold in such Non-Underwritten Shelf Take-Down, (II) the expected timing and plan of distribution of such Non-Underwritten Shelf Take-Down, and (III) the action or actions required (including the timing thereof) in connection with such Non-Underwritten Shelf Take-Down.

Section 2.2.Demand Registrations.

(a)Holders’ Demand for Registration. Subject to Section 2.2(d), if, at a time when a Shelf Registration Statement is not effective pursuant to Section 2.1, PubCo shall receive from an Eligible Demand Participation Holder (the then Eligible Demand Participation Holder, the “Demand Initiating Holder”) a written demand that PubCo effect any Registration in connection with an Underwritten Offering other than a Shelf Registration or a Shelf Take-Down (a “Demand Registration”) of Registrable Securities held by such Holders having a reasonably anticipated net aggregate offering price (after deduction of Underwriter commissions and offering expenses) of at least $200,000,000, PubCo will:

(i)promptly (but in any event within five (5) days prior to the date such Demand Registration becomes effective under the Securities Act) give written notice of the proposed Demand Registration to all other Eligible Demand Participation Holders; and

(ii)use its commercially reasonable efforts to effect such registration as soon as practicable as will permit or facilitate the sale and distribution of all or such portion of such Demand Initiating Holders’ Registrable Securities as are specified in such demand, together with all or such portion of the Registrable Securities of any other Eligible Demand Participation Holders joining in such demand as are specified in a written demand received by PubCo within five (5) days after such written notice is given; provided that PubCo shall not be obligated to file any Registration Statement or other disclosure document pursuant to this Section 2.2 (but shall be obligated to continue to prepare such Registration Statement or other disclosure document) if the filing or effectiveness of such Registration Statement at any time would require PubCo to make an Adverse Disclosure or would require the inclusion in such Registration Statement of financial statements that are unavailable to PubCo for reasons beyond PubCo’s control; provided, however, that PubCo shall have an additional period (each, a “Demand Delay”) of not more than ninety (90) days within which to file such Registration Statement; provided, however, that PubCo shall not exercise, in any twelve (12) month period, (x) more than two (2) Demand Delays pursuant to this Section 2.2(a) and Shelf Suspensions pursuant to Section 2.1(c) in the aggregate, unless consented to in writing by the Eligible Demand Participation Holders holding a majority of the Registrable Securities held by all Eligible Demand Participation Holders or (y) aggregate Demand Delays pursuant to this Section 2.2(a)(ii) and Shelf Suspensions pursuant to Section 2.1(c) of more than one hundred fifty (150) days. Each Eligible Demand Participation Holder shall keep confidential the fact that a Demand Delay is in effect and the contents of any notice by PubCo of a Demand Delay for the permitted duration of the Demand Delay or until otherwise notified by PubCo, except (A) for disclosure to such Eligible Demand Participation Holder’s employees, agents and professional advisers who need to know such information and are obligated to keep it confidential, (B) for disclosures to the extent required in order to comply with reporting obligations to its limited partners who have agreed to keep such information confidential or (C) as required by law.

(b)Underwriting. If the Demand Initiating Holders intend to distribute the Registrable Securities covered by their demand by means of an Underwritten Offering, they shall so advise PubCo as part of their demand made pursuant to this Section 2.2, and PubCo shall include such information in the written notice referred to in Section 2.2(a)(i). In such event, the right of any Holder to registration pursuant to this Section 2.2 shall be conditioned upon such Holder’s participation in such Underwritten Offering and the inclusion of such Holder’s Registrable Securities in the Underwritten Offering to the extent provided herein. PubCo, together with all holders of Registrable Securities proposing to distribute their securities through such Underwritten Offering, shall enter into an underwriting agreement in customary form with the Underwriter or Underwriters selected by PubCo and reasonably satisfactory to Eligible Demand Participation Holders that own a majority of the Registrable Securities to be offered for sale in such Underwritten Offering. Notwithstanding any other provision of this Section 2.2, if the Underwriter shall advise PubCo that marketing factors (including an adverse effect on the per security offering price) require a limitation of the number of Registrable Securities to be underwritten, then PubCo shall so advise all Eligible Demand Participation Holders that have requested to participate in such offering, and the number of Registrable Securities that may be included in the Demand Registration and Underwritten Offering shall be allocated in the following manner: (A) first, to the Eligible Demand Participation Holders on a pro rata basis based on the total number of Registrable Securities held by such Holders, (B) second, to PubCo and (C) third, to other holders of Equity Securities of PubCo exercising a contractual or other right to dispose of such Equity Securities in such Underwritten Offering on a pro rata basis based on the total number of Equity Securities of PubCo held by such persons; provided, that any Registrable Securities or Equity Securities thereby allocated to any such person that exceed such person’s request shall be reallocated among the remaining requesting Eligible Demand Participation Holders or other requesting holders, as applicable, in like manner. No Registrable Securities excluded from the Underwritten Offering by reason of the Underwriter’s marketing limitation shall be included in such Demand Registration. For the avoidance of doubt, PubCo may include securities for its own account (or for the account of any other Persons) in such Demand Registration subject to the limitations of this Section 2.2.

(c)Effective Registration. PubCo shall be deemed to have effected a Demand Registration if the Registration Statement pursuant to such registration is declared effective by the SEC and PubCo has complied with all of its obligations under this A&R Registration Rights Agreement with respect thereto. No Demand Registration shall be deemed to have been effected if such registration is subsequently interfered with by any stop order, injunction or other order or requirement of the SEC or other governmental agency or court unless and until (i) such stop order or injunction is removed, rescinded or otherwise terminated and (ii) a majority-in-interest of the Demand Initiating Holders thereafter affirmatively elect to continue with such Registration and accordingly notify PubCo in writing, but in no event later than five (5) days, of such election; provided that PubCo shall not be obligated or required to file another Registration Statement until the Registration Statement that has been previously filed with respect to a Registration pursuant to a Demand Registration becomes effective or is subsequently terminated.

(d)Restrictions on Registered Offerings. Notwithstanding the rights and obligations set forth in Section 2.1 and/or Section 2.2, in no event shall PubCo be obligated to take any action to effect:

(i)any Demand Registration or Shelf Take-Down at the request of any Company Shareholder prior to the expiration of the Company Shareholder Lock-Up Period;

(ii)any Demand Registration or Shelf Take-Down at the request of the Sponsor prior to the earliest expiration of the Sponsor Lock-Up Period (and, for the avoidance of doubt, solely with respect to the portion of Registrable Securities that have been released from the lock-up restrictions of Section 3.1(c));

(iii)any Demand Registration or Shelf Take-Down at the request of any Insider prior to the earliest expiration of the Insider Lock-Up Period (and, for the avoidance of doubt, solely with respect to the portion of Registrable Securities that have been released from the lock-up restrictions of Section 3.1(b));

(iv)any Demand Registration or Underwritten Shelf Take-Down at the request of the Sponsor, except the Sponsor shall be entitled to initiate one (1) Demand Registration or Underwritten Shelf Take-Down following the earliest expiration of the Sponsor Lock-Up Period in accordance with the terms of this Article II (and, for the avoidance of doubt, solely with respect to the portion of Registrable Securities that have been released from the lock-up restrictions of Section 3.1(c));

(v)more than five (5) Demand Registrations under this Section 2.2;

(vi)more than an aggregate of five (5) Underwritten Offerings (including Underwritten Shelf Take-Downs); or

(vii)any Demand Registration while a Shelf Registration Statement remains outstanding in accordance with the terms of this A&R Registration Rights Agreement.

A majority-in-interest of the Demand Initiating Holders shall have the right to withdraw from a Demand Registration for any or no reason whatsoever upon written notification to PubCo and any Underwriter or Underwriters of their intention to withdraw from such Demand Registration prior to the effectiveness of the Registration Statement filed with the SEC with respect to the Registration of their Registrable Securities pursuant to such Demand Registration. If a majority-in-interest of the Demand Initiating Holders withdraws from a proposed offering pursuant to this Section 2.2(d), then such registration shall not count as a Demand Registration provided for in Section 2.2.

Notwithstanding anything to the contrary in this Section 2.2(d), in the event that Company Shareholders that are Demand Initiating Holders or Shelf Take-Down Initiating Holders, as applicable, do not sell at least fifty percent (50%) of the Registrable Securities requested to be sold in a Demand Registration or an Underwritten Shelf Take-Down as a result of the Underwriter advising PubCo that marketing factors (including an adverse effect on the per security offering price) require a limitation of the number of Registrable Securities to be underwritten, then for purposes of clauses (v) and (vi) above, such Demand Registration or Underwritten Shelf Take-Down (as applicable) shall not be considered a Demand Registration or Underwritten Shelf Take-Down effected at the request of such Demand Initiating Holder or Shelf Take-Down Initiating Holder.

Section 2.3.Piggyback Registration.

(a)If at any time or from time to time PubCo shall determine to register any of its Equity Securities, either for its own account or for the account of security holders (other than in (1) a registration relating solely to employee benefit plans, (2) a registration statement on Form S-4 or S-8 (or such other similar successor forms then in effect under the Securities Act), (3) a registration pursuant to which PubCo is offering to exchange its own securities for other securities, (4) a registration statement relating solely to dividend reinvestment or similar plans, (5) a Shelf Registration Statement pursuant to which only the initial purchasers and subsequent transferees of debt securities of PubCo or any of its subsidiaries that are convertible for Common Stock and that are initially issued pursuant to Rule 144A and/or Regulation S (or any successor provision) of the Securities Act may resell such notes and sell the Common Stock into which such notes may be converted or (6) a registration pursuant to Section 2.1 or Section 2.2 hereof), PubCo will:

(i)promptly (but in no event less than ten (10) days before the effective date of the relevant Registration Statement) give to each Holder written notice thereof; and

(ii)include in such Registration (and any related qualification under state securities laws or other compliance), and in any Underwritten Offering involved therein, all the Registrable Securities specified in a written request or requests made within five (5) days after receipt of such written notice from PubCo by any Holder or Holders except as set forth in Section 2.3(b) below.

Notwithstanding anything herein to the contrary, this Section 2.3 shall not apply (i) prior to the expiration of the Company Shareholder Lock-Up Period in respect of any Company Shareholder (excluding the Insiders), (ii) prior to the earliest expiration of the Insider Lock-Up Period in respect of any Insider (and, for the avoidance of doubt, solely with respect to the portion of Registrable Securities that have been released from the lock-up restrictions of Section 3.1(b)), (iii) prior to the earliest expiration of the Sponsor Lock-Up Period in respect of the Sponsor (and, for the avoidance of doubt, solely with respect to the portion of Registrable Securities that have been released from the lock-up restrictions of Section 3.1(c)) or (iv) to any Shelf Take-Down irrespective of whether such Shelf Take-Down is an Underwritten Shelf Take-Down or not an Underwritten Shelf Take-Down.

(b)Underwriting. If the Registration of which PubCo gives notice pursuant to Section 2.3(a) is for an Underwritten Offering, PubCo shall so advise the Holders as a part of the written notice given pursuant to Section 2.3(a)(i). In such event the right of any Holder to participate in such registration pursuant to this Section 2.3 shall be conditioned upon such Holder’s participation in such Underwritten Offering and the inclusion of such Holder’s Registrable Securities in the Underwritten Offering to the extent provided herein. All Holders proposing to dispose of their Registrable Securities through such Underwritten Offering, together with PubCo and the other parties distributing their Equity Securities of PubCo through such Underwritten Offering, shall enter into an underwriting agreement in customary form with the Underwriter or Underwriters selected for such Underwritten Offering by PubCo. Notwithstanding any other provision of this Section 2.3, if the Underwriters shall advise PubCo that marketing factors (including, without limitation, an adverse effect on the per security offering price) require a limitation of the number of Registrable Securities to be underwritten, then PubCo may limit the number of Registrable Securities to be included in the Registration and Underwritten Offering as follows:

(i)If the Registration is initiated and undertaken for PubCo’s account, PubCo shall so advise all Holders of Registrable Securities that have requested to participate in such offering, and the number of Registrable Securities that may be included in the Registration and Underwritten Offering shall be allocated in the following manner: (A) first, to PubCo, (B) second, to the Holders of Registrable Securities on a pro rata basis based on the total number of Registrable Securities held by such Holders and (C) third, to other holders of Equity Securities of PubCo exercising a contractual or other right to dispose of such Equity Securities in such Underwritten Offering on a pro rata basis based on the total number of Equity Securities of PubCo held by such persons; provided, that any Registrable Securities or Equity Securities thereby allocated to any such person that exceed such person’s request shall be reallocated among the remaining requesting Holders or other requesting holders, as applicable, in like manner.

(ii)If the Registration is initiated and undertaken at the request of one or more holders of Equity Securities of PubCo who are not Holders, PubCo shall so advise all Holders of Registrable Securities that have requested to participate in such offering, and the number of Registrable Securities that may be included in the Registration and Underwritten Offering shall be allocated in the following manner: (A) first, to the initiating holders of Equity Securities of PubCo exercising a contractual or other right to dispose of such Equity Securities in such Underwritten Offering, on a pro rata basis based on the total number of Equity Securities of PubCo, (B) second, to the Holders of Registrable Securities on a pro rata basis based on the total number of Registrable Securities held by such Holders, (C) third, to PubCo, (D) fourth, to other holders of Equity Securities of PubCo exercising a contractual or other right to dispose of such Equity Securities in such Underwritten Offering on a pro rata basis based on the total number of Equity Securities of PubCo held by such persons; provided, that any Registrable Securities or Equity Securities thereby allocated to any such person that exceed such person’s request shall be reallocated among the remaining requesting Holders or other requesting holders, as applicable, in like manner.

No securities excluded from the Underwritten Offering by reason of the Underwriter’s marketing limitation shall be included in such Registration.

(c)Right to Terminate Registration. PubCo shall have the right to terminate or withdraw any Registration initiated by it under this Section 2.3 prior to the effectiveness of such Registration whether or not any Holder has elected to include Registrable Securities in such Registration.

Section 2.4.Expenses of Registration. All Registration Expenses incurred in connection with all Registrations or other Transfers effected pursuant to or permitted by this A&R Registration Rights Agreement shall be borne by PubCo. It is acknowledged by the Holders that the Holders selling or otherwise Transferring any Registrable Securities in any Registration or Transfer shall bear all incremental selling expenses relating to the sale or Transfer of such Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing such Holders, in each case pro rata based on the number of Registrable Securities that such Holders have sold or Transferred in such Registration. Any transfer taxes with respect to the sale of Registrable Securities will be borne by the Holder of such Registrable Securities.

Section 2.5.Obligations of PubCo. Whenever required under this Article II to effect the Registration of any Registrable Securities, PubCo shall, as expeditiously as reasonably possible:

(a)prepare and file with the SEC a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement have been sold or are no longer outstanding (such period, the “Effectiveness Period”);

(b)prepare and file with the SEC such amendments, post-effective amendments and supplements to such Registration Statement and the Prospectus used in connection with such Registration Statement as may be required by the rules, regulations or instructions applicable to the registration form used by PubCo or by the Securities Act or rules and regulations thereunder to keep such Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus;

(c)permit a representative of the Holders, any Underwriter participating in any distribution pursuant to such Registration and any attorney or accountant retained by such Holders, to participate in good faith in the preparation of such Registration Statement and cause PubCo’s officers, directors and employees to supply all information reasonably requested by any such representative, attorney or accountant in connection with the Registration; provided, however, that such representatives enter into a confidentiality agreement, in form and substance reasonably satisfactory to PubCo, prior to the release or disclosure of any such information;

(d)during the Effectiveness Period, furnish to the Holders such numbers of copies of the Registration Statement and the related Prospectus, including all exhibits thereto and documents incorporated by reference therein and a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of Registrable Securities owned by them; provided that PubCo will not have any obligation to provide any document pursuant to this clause that is available on the SEC’s EDGAR system;

(e)in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriter(s) of such offering; each Holder participating in such underwriting shall also enter into and perform its obligations under such an agreement;

(f)notify each Holder of Registrable Securities covered by such Registration Statement, at any time when a Prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes existing Misstatement;

(g)notify each Holder of Registrable Securities covered by such Registration Statement as soon as reasonably practicable after notice thereof is received by PubCo of the issuance by the SEC of any stop order suspending the effectiveness of such Registration Statement or any order by the SEC or any other regulatory authority preventing or suspending the use of any preliminary or final Prospectus or the initiation or threatening of any proceedings for such purposes, or any notification with respect to the suspension of the qualification of the Registrable Securities for offering or sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose;

(h)use its commercially reasonable efforts to prevent the issuance of any stop order suspending the effectiveness of any Registration Statement or of any order preventing or suspending the use of any preliminary or final Prospectus and, if any such order is issued, to use commercially reasonable efforts to obtain the withdrawal of any such order as soon as reasonably practicable;

(i)use its commercially reasonable efforts to register or qualify, and cooperate with the Holders of Registrable Securities covered by such Registration Statement, the Underwriters, if any, and their respective counsel, in connection with the Registration or qualification of such Registrable Securities for offer and sale under the blue sky or securities laws of each state and other jurisdiction of the United States as any such Holder or Underwriters, if any, or their respective counsel reasonably request in writing, and do any and all other things reasonably necessary or advisable to keep such Registration or qualification in effect for such period as required by Section 2.1(b) and Section 2.2(c), as applicable; provided, that PubCo shall not be required to qualify generally to do business in any jurisdiction where it is not then so qualified or take any action which would subject it to taxation or service of process in any such jurisdiction where it is not then so subject;

(j)in the case of an Underwritten Offering, obtain for delivery to the Underwriters an opinion or opinions from counsel for PubCo, dated the date of the closing under the underwriting agreement, in customary form, scope and substance, which opinions shall be reasonably satisfactory to the managing Underwriter;

(k)in the case of an Underwritten Offering, obtain for delivery to PubCo and the Underwriters a comfort letter from PubCo’s independent certified public accountants in customary form and covering such matters of the type customarily covered by comfort letters as the managing Underwriter reasonably requests;

(l)use its commercially reasonable efforts to list the Registrable Securities that are covered by such Registration Statement with any securities exchange or automated quotation system on which the Common Stock or other Equity Securities of PubCo, as applicable, are then listed;

(m)provide and cause to be maintained a transfer agent and registrar for all Registrable Securities covered by the applicable Registration Statement from and after a date not later than the effective date of such Registration Statement;

(n)cooperate with Holders including Registrable Securities in such Registration and the managing Underwriters, if any, to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold, such certificates to be in such denominations and registered in such names as such Holders or the managing Underwriters may request at least two (2) Business Days prior to any sale of Registrable Securities;

(o)make available to its security holders, as soon as reasonably practicable, an earnings statement satisfying the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule promulgated thereafter by the SEC);

(p)in the case of an Underwritten Offering that is Marketed, cause appropriate personnel of PubCo to participate in the customary “road show” presentations that may be reasonably requested by the managing Underwriter; and

(q)otherwise, in good faith, reasonably cooperate with, and take such customary actions as may reasonably be requested by, the Holders, in connection with such Registration.

Section 2.6.Indemnification.

(a)PubCo will, and does hereby undertake to, indemnify and hold harmless each Holder of Registrable Securities and each of such Holder’s officers, directors, partners, members, stockholders and agents, legal counsel and accountants for each such Holder, any underwriter (as defined in the Securities Act) for each such Holder and each Person, if any, who controls such Holder, within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act against all claims, losses, damages, liabilities and expenses (including reasonable attorneys’ fees) arising out of or based upon any Misstatement or alleged Misstatement or any violation or alleged violation by PubCo (or any of its agents or Affiliates) of the Securities Act, the Exchange Act, any state securities law, or any rule or regulation promulgated under the Securities Act, the Exchange Act, or any state securities law; provided that PubCo will not be liable in any such case to the extent that any such claim, loss, damage, liability or expense arises out of or is based on any untrue statement or omission made in reliance and in conformity with written information furnished to PubCo by such Holder expressly for use therein.

(b)Each Holder (if Registrable Securities held by or issuable to such Holder are included in such Registration, qualification, compliance or sale pursuant to this Article II) will, and does hereby undertake to, indemnify and hold harmless, severally and not jointly, PubCo and each of its officers who has signed the Registration Statement, directors, partners, members, stockholders and agents, legal counsel and accountants for PubCo, any underwriter (as defined in the Securities Act), any other Holder selling securities in such Registration Statement, any controlling Person of any such underwriter or other Holder and each Person, if any, who controls PubCo within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, against all claims, losses, damages, liabilities and expenses (including reasonable attorneys’ fees) (or actions in respect thereof) arising out of or based upon (i) any Misstatement or alleged Misstatement or (ii) any violation or alleged violation by PubCo (or any of its agents or Affiliates) of the Securities Act, the Exchange Act, any state securities law, or any rule or regulation promulgated under the Securities Act, the Exchange Act, or any state securities law, but in the case of clause (i), only to the extent, that such Misstatement or alleged Misstatement was made in such Registration Statement, prospectus, offering circular, free writing prospectus or other document, in reliance upon and in conformity with written information that relates to such Holder in its capacity as a selling security Holder and was furnished to PubCo by such Holder expressly for use therein; provided, however, that the aggregate liability of each Holder hereunder shall be limited to the net proceeds after underwriting discounts and commissions received by such Holder upon the sale of the Registrable Securities giving rise to such indemnification obligation, except in the case of fraud or willful misconduct by such Holder.

(c)Each party entitled to indemnification under this Section 2.6 (the “Indemnified Party”) shall give notice to the party required to provide such indemnification (the “Indemnifying Party”) of any claim as to which indemnification may be sought promptly after such Indemnified Party has actual knowledge thereof, and shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom; provided that counsel for the Indemnifying Party, who shall conduct the defense of such claim or litigation, shall be subject to approval by the Indemnified Party (whose approval shall not be unreasonably withheld) and the Indemnified Party may participate in such defense at the Indemnifying Party’s expense if representation of such Indemnified Party would be, in the reasonable judgment of the Indemnified Party, inappropriate due to an actual or potential conflict of interest between such Indemnified Party and any other party represented by such counsel in such proceeding or there may be reasonable defenses available to the Indemnified Party that are different from or additional to those available to the Indemnifying Party; and provided, further, that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Section 2.6, except to the extent that such failure to give notice materially prejudices the Indemnifying Party in the defense of any such claim or any such litigation. An Indemnifying Party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such Indemnifying Party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. If such defense is assumed by the Indemnifying Party, the Indemnifying Party shall not be subject to any liability for any settlement made by the Indemnified Party without its consent (but such consent shall not be unreasonably withheld). No Indemnifying Party shall, without the consent of the Indemnified Party, not to be unreasonably withheld or delayed, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the Indemnifying Party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation.

(d)In order to provide for just and equitable contribution in case indemnification is prohibited or limited by law, the Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such losses, claims, damages, liabilities or expenses in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and Indemnified Party in connection with the actions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative fault of such Indemnifying Party and Indemnified Party shall be determined by reference to, among other things, whether any action in question, including any Misstatement or alleged Misstatement, has been made by, or relates to information supplied by, such Indemnifying Party or Indemnified Party, and such Person’s relative intent, knowledge, access to information and opportunity to correct or prevent such actions; provided, however, that in any case, (i) no Holder will be required to contribute any amount in excess of the net proceeds after underwriting discounts and commissions received by such Holder upon the sale of the Registrable Securities giving rise to such contribution obligation and (ii) no Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. The Parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 2.6(d) were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this Section 2.6(d).

(e)Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in any underwriting agreement entered into in connection with any Underwritten Offering conflict with the foregoing provisions, the provisions in such underwriting agreement shall control.

Section 2.7.Information by Holder. The Holder or Holders of Registrable Securities included in any Registration shall furnish to PubCo such information regarding such Holder or Holders and the distribution proposed by such Holder or Holders as PubCo may reasonably request in writing and as shall be required in connection with any Registration, qualification or compliance referred to in this Article II. Each Holder agrees, if requested in writing by PubCo, to represent to PubCo the total number of Registrable Securities held by such Holder in order for PubCo to make determinations under this A&R Registration Rights Agreement, including for purposes of Section 2.9 hereof. Notwithstanding anything to the contrary contained in this A&R Registration Rights Agreement, if any Holder does not provide PubCo with information requested pursuant to this Section 2.7, PubCo may exclude such Holder’s Registrable Securities from the applicable Registration Statement or Prospectus if PubCo determines, based on the advice of outside counsel, that such information is necessary to effect the Registration and such Holder continues thereafter to withhold such information. No Person may participate in any Underwritten Offering of Equity Securities of PubCo pursuant to a Registration under this A&R Registration Rights Agreement unless such Person completes and executes all customary questionnaires, powers of attorney, custody agreements, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements. Subject to the minimum thresholds set forth in Section 2.1(d)(ii) and Section 2.2(a) of this A&R Registration Rights Agreement, the exclusion of a Holder’s Registrable Securities as a result of this Section 2.7 shall not affect the registration of the other Registrable Securities to be included in such Registration.

Section 2.8.Delay of Registration. No Holder shall have any right to obtain, and hereby waives any right to seek, an injunction restraining or otherwise delaying any such Registration as the result of any controversy that might arise with respect to the interpretation or implementation of this Article II.

Section 2.9.Rule 144 Reporting. As long as any Holder shall own Registrable Securities, PubCo, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by PubCo after the date hereof pursuant to Section 13(a) or 15(d) of the Exchange Act. PubCo further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to resell or otherwise dispose of shares of Registrable Securities held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the SEC), including providing any customary legal opinions. Upon the request of any Holder, PubCo shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

Section 2.10. “Market Stand Off” Agreement. Each Holder hereby agrees with PubCo that, with respect to Underwritten Offerings in which such Holder participates, during such period (which period shall in no event exceed 90 days) following the effective date of a Registration Statement of PubCo (or, in the case of an Underwritten Shelf Take-Down, the date of the filing of a preliminary Prospectus or Prospectus supplement relating to such Underwritten Offering (or if there is no such filing, the first contemporaneous press release announcing commencement of such Underwritten Offering)) as the Holders that own a majority of the Registrable Securities participating in such Underwritten Offering may agree to with the Underwriter or Underwriters of such Underwritten Offering (a “Market Stand-Off Period”), such Holder or its Affiliates shall not sell, pledge, hypothecate, transfer, make any short sale of, loan, grant any option or right to purchase of, or otherwise transfer or dispose of (other than to donees who agree to be similarly bound) any Registrable Securities held by it at any time during such period except Registrable Securities included in such Registration. In connection with any Underwritten Offering contemplated by this Section 2.10, PubCo shall use commercially reasonable efforts to cause each director and executive officer of PubCo to execute a customary lock-up for the Market Stand-Off Period. Each Holder agrees with PubCo that it shall deliver to the Underwriter or Underwriters for any such Underwritten Offering a customary agreement (with customary terms, conditions and exceptions) that is substantially similar to the agreement delivered to the Underwriter or Underwriters by the Holders that own a majority of the Registrable Securities participating in such Registration reflecting their agreement set forth in this Section 2.10; provided, that such agreement shall not be materially more restrictive than any similar agreement entered into by PubCo’s directors and executive officers participating in such Underwritten Offering; provided, further, that such agreement shall not be required unless all Holders are required to enter into similar agreements; provided, further, that such agreement shall provide that any early release of any Holder from the provisions of the terms of such agreement shall be on a pro rata basis among all Holders.

Section 2.11.Other Obligations. In connection with a Transfer of Registrable Securities exempt from Section 5 of the Securities Act or through any broker-dealer transactions described in the plan of distribution set forth within the Prospectus and pursuant to the Registration Statement of which such Prospectus forms a part, PubCo shall, subject to applicable Law, as interpreted by PubCo with the advice of counsel, and the receipt of any customary documentation required from the applicable Holders in connection therewith, (a) promptly instruct its transfer agent to remove any restrictive legends applicable to the Registrable Securities being Transferred and (b) cause its legal counsel to deliver the necessary legal opinions, if any, to the transfer agent in connection with the instruction under clause (a). In addition, PubCo shall cooperate reasonably with, and take such customary actions as may reasonably be requested by the Holders, in connection with the aforementioned Transfers; provided, however, that PubCo shall have no obligation to participate in any “road shows” or assist with the preparation of any offering memoranda or related documentation with respect to any Transfer of Registrable Securities in any transaction that does not constitute an Underwritten Offering.

Section 2.12.Term. Article II shall terminate on the earlier of (i) the seventh (7th) anniversary of the date of this A&R Registration Rights Agreement and (ii) with respect to any Holder on the date that such Holder no longer holds any Registrable Securities. The provisions of Section 2.6 shall survive any such termination with respect to such Holder.

Section 2.13.Other Registration Rights. Other than the registration rights set forth in the Original RRA, PubCo represents and warrants that no Person, other than a Holder of Registrable Securities pursuant to this A&R Registration Rights Agreement, has any right to require PubCo to register any securities of PubCo for sale or to include such securities of PubCo in any Registration Statement filed by PubCo for the sale of securities for its own account or for the account of any other Person. Further, each of PubCo and the Sponsor represents and warrants that this A&R Registration Rights Agreement supersedes any other registration rights agreement or agreement (including the Original RRA).

Section 2.14.Termination of Original RRA. Upon the Closing, PubCo and the Sponsor hereby agree that the Original RRA and all of the respective rights and obligations of the parties thereunder are hereby terminated in their entirety and shall be of no further force or effect.

ARTICLE III

LOCK-UP

Section 3.1.Lock-Up.

(a)Each Company Shareholder (excluding the Insiders) severally, and not jointly, agrees with PubCo not to effect any Transfer, or make a public announcement of any intention to effect such Transfer, of any Lock-Up Shares Beneficially Owned or otherwise held by such Person during the Company Shareholder Lock-Up Period; provided, that such prohibition shall not apply to Transfers to Permitted Transferees (subject to the conditions set forth in Section 3.2(b)).

(b)Each Insider severally, and not jointly, agrees with PubCo not to effect any Transfer, or make a public announcement of any intention to effect such Transfer, of any Lock-Up Shares Beneficially Owned or otherwise held by such Person prior to the expiration of the Insider Lock-Up Period; provided, that such prohibition shall not apply to Transfers to Permitted Transferees (subject to the conditions set forth in Section 3.2(b)).

(c)The Sponsor agrees with PubCo not to effect any Transfer, or make a public announcement of any intention to effect such Transfer, of any Lock-Up Shares Beneficially Owned or otherwise held by such Person prior to the expiration of the Sponsor Lock-Up Period (as defined below); provided, that such prohibition shall not apply to Transfers to Permitted Transferees (subject to the conditions set forth in Section 3.2(b)).

(d)Any purported Transfer of Lock-Up Shares by the Sponsor, prior to the expiration of the Sponsor Lock-Up Period, the Company Shareholders (excluding the Insiders), prior to the expiration of the Company Shareholder Lock-Up Period, or the Insiders, prior to the expiration of the Insider Lock-Up Period, not in accordance with this A&R Registration Rights Agreement shall be null and void, and PubCo shall refuse to recognize any such Transfer for any purpose.

(e)The Holders acknowledge and agree that, notwithstanding anything to the contrary contained in this A&R Registration Rights Agreement, the Lock-Up Shares Beneficially Owned by such Person shall remain subject to any restrictions on Transfer under applicable securities Laws of any Governmental Entity, including all applicable holding periods under the Securities Act and other rules of the SEC.

Section 3.2.Permitted Transfers.

(a)Notwithstanding anything to the contrary contained in this A&R Registration Rights Agreement, during the Company Shareholder Lock-Up Period and the Insider Lock-Up Period, as applicable, each Company Shareholder (including each Insider) or its Permitted Transferee may Transfer, and during the Sponsor Lock-Up Period, the Sponsor or its Permitted Transferee may Transfer, in each case without the consent of PubCo, any of such Company Shareholder’s Lock-Up Shares or the Sponsor’s Lock-Up Shares, as applicable, to any of such Person’s Permitted Transferees; provided that the restrictions and obligations contained in Section 3.1 and this Section 3.2 will continue to apply to such Lock-Up Shares after any Transfer thereof. Notwithstanding the foregoing, nothing in this A&R Registration Agreement shall prohibit a Company Shareholder from entering into a written plan meeting the requirements of Rule 10b5-1 under the Exchange Act after the date of this A&R Registration Rights Agreement relating to the sale of such Person’s Lock-Up Shares; provided that (A) the securities subject to such plan may not be sold until after the expiration of the applicable Lock-Up Period and (B) PubCo shall not be required to effect, and such Person shall not effect or cause to be effected, any public filing, report or other public announcement regarding the establishment of the trading plan.

(b)The Transferee of any Lock-Up Shares prior to the expiration of the applicable Lock-Up Period in accordance with the terms of this A&R Registration Rights Agreement shall have no rights under this A&R Registration Rights Agreement, unless, for the avoidance of doubt, such Transferee is a Permitted Transferee. Any Transferee of Lock-Up Shares who is a Permitted Transferee of the Transferor shall be required, at the time of and as a condition to such Transfer, to become a party to this A&R Registration Rights Agreement by executing and delivering a joinder in the form attached to this A&R Registration Rights Agreement as Exhibit B, whereupon such Transferee will be treated as a Party (with the same rights and obligations as the Transferor) for all purposes of this A&R Registration Rights Agreement. Notwithstanding the foregoing provisions of this Section 3.2(b), a Holder may (i) not make a Transfer to a Permitted Transferee if such Transfer has as a purpose the avoidance of or is otherwise undertaken in contemplation of avoiding the restrictions on Transfers in this A&R Registration Rights Agreement (it being understood that the purpose of this provision includes prohibiting the Transfer to a Permitted Transferee (A) that has been formed to facilitate a material change with respect to who or which entities Beneficially Own the underlying Lock-Up Shares, or (B) followed by a change in the relationship between the Holder and the Permitted Transferee (or a change of control of such Holder or Permitted Transferee) after the Transfer with the result and effect that the Holder has indirectly made a Transfer of Lock-Up Shares by using a Permitted Transferee, which Transfer would not have been directly permitted under this Article III had such change in such relationship occurred prior to such Transfer).

ARTICLE IV

GENERAL PROVISIONS

Section 4.1.Assignment; Successors and Assigns; No Third Party Beneficiaries.

(a)Except as otherwise permitted pursuant to this A&R Registration Rights Agreement, no Party may assign such Party’s rights and obligations under this A&R Registration Rights Agreement, in whole or in part, without the prior written consent of PubCo. Any such assignee may not again assign those rights, other than in accordance with this Article IV. Any attempted assignment of rights or obligations in violation of this Article IV shall be null and void.

(b)Notwithstanding anything to the contrary contained in this A&R Registration Rights Agreement (other than the succeeding sentence of this Section 4.1(b)), (i) prior to the expiration of the applicable Lock-Up Period, a Holder may not Transfer such Holder’s rights or obligations under this A&R Registration Rights Agreement in connection with a Transfer of such Holder’s Registrable Securities, in whole or in part, except in connection with a Transfer pursuant to Section 3.2; and (ii) after the expiration of the applicable Lock-Up Period, a Holder may Transfer such Holder’s rights or obligations under this A&R Registration Rights Agreement in connection with a Transfer of such Holder’s Registrable Securities, in whole or in part, to (x) any of such Holder’s Permitted Transferees, or (y) any Person with the prior written consent of PubCo. Any Transferee of Registrable Securities (other than pursuant to an effective registration statement under the Securities Act or pursuant to a Rule 144 transaction) shall, except as otherwise expressly stated herein, have all the rights and be subject to all of the obligations of the Transferor Holder under this A&R Registration Rights Agreement and shall be required, at the time of and as a condition to such Transfer, to become a party to this A&R Registration Rights Agreement by executing and delivering a joinder in the form attached to this A&R Registration Rights Agreement as Exhibit B. No Transfer of Registrable Securities by a Holder shall be registered on PubCo’s books and records, and such Transfer of Registrable Securities shall be null and void and not otherwise effective, unless any such Transfer is made in accordance with the terms and conditions of this A&R Registration Rights Agreement, and PubCo is hereby authorized by all of the Holders to enter appropriate stop transfer notations on its transfer records to give effect to this A&R Registration Rights Agreement.

(c)All of the terms and provisions of this A&R Registration Rights Agreement shall be binding upon the Parties and their respective successors, assigns, heirs and Representatives, but shall inure to the benefit of and be enforceable by the successors, assigns, heirs and Representatives of any Party only to the extent that they are permitted successors, assigns, heirs and Representatives pursuant to the terms of this A&R Registration Rights Agreement.

(d)Nothing in this A&R Registration Rights Agreement, express or implied, is intended to confer upon any Party, other than the Parties and their respective permitted successors, assigns, heirs and Representatives, any rights or remedies under this A&R Registration Rights Agreement or otherwise create any third party beneficiary hereto.

Section 4.2.Termination. Article II of this A&R Registration Rights Agreement shall terminate as set forth in Section 2.12. The remainder of this A&R Registration Rights Agreement shall terminate automatically (without any action by any Party) as to each Holder when such Holder, following the Closing Date, ceases to Beneficially Own any Registrable Securities. Notwithstanding anything herein to the contrary, in the event the Merger Agreement terminates in accordance with its terms prior to the Closing, this A&R Registration Rights Agreement shall automatically terminate and be of no further force or effect, without any further action required by the Parties.

Section 4.3.Severability. If any provision of this A&R Registration Rights Agreement is determined to be invalid, illegal or unenforceable by any Governmental Entity, the remaining provisions of this A&R Registration Rights Agreement, to the extent permitted by Law shall remain in full force and effect.

Section 4.4.Entire Agreement; Amendments; No Waiver.

(a)This A&R Registration Rights Agreement, together with the Exhibit to this A&R Registration Rights Agreement, the Merger Agreement and all other Transaction Agreements (as such term is defined in the Merger Agreement), constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all prior and contemporaneous agreements, understandings and discussions, whether oral or written, relating to such subject matter in any way, including the Original RRA, and there are no warranties, representations or other agreements among the Parties in connection with such subject matter except as set forth in this A&R Registration Rights Agreement and therein.

(b)No provision of this A&R Registration Rights Agreement may be amended or modified in whole or in part at any time without the express written consent of PubCo and the Holders holding in the aggregate more than fifty percent (50%) of the Registrable Securities Beneficially Owned by the Holders; provided that any such amendment or modification that adversely affects any right granted to Holder, solely in their capacity as a holder of the shares of capital stock of PubCo, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected.

(c)No waiver of any provision or default under, nor consent to any exception to, the terms of this A&R Registration Rights Agreement shall be effective unless in writing and signed by the Party to be bound and then only to the specific purpose, extent and instance so provided.

Section 4.5.Counterparts; Electronic Delivery. This A&R Registration Rights Agreement and any other agreements, certificates, instruments and documents delivered pursuant to this A&R Registration Rights Agreement may be executed and delivered in one or more counterparts and by fax, email or other electronic transmission, each of which shall be deemed an original and all of which shall be considered one and the same agreement. No Party shall raise the use of a fax machine or email to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a fax machine or email as a defense to the formation or enforceability of a contract and each Party forever waives any such defense. The words “execution,” “signed,” “signature,” “delivery,” and words of like import in or relating to this A&R Registration Rights Agreement or any document to be signed in connection with this A&R Registration Rights Agreement shall be deemed to include electronic signatures, deliveries or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be, and the parties hereto consent to conduct the transactions contemplated hereunder by electronic means.

Section 4.6.Notices. All notices, demands and other communications to be given or delivered under this A&R Registration Rights Agreement shall be in writing and shall be deemed to have been given (a) when personally delivered (or, if delivery is refused, upon presentment) or received by email (with confirmation of transmission) prior to 5:00 p.m. eastern time on a Business Day and, if otherwise, on the next Business Day, (b) one (1) Business Day following sending by reputable overnight express courier (charges prepaid) or (c) three (3) calendar days following mailing by certified or registered mail, postage prepaid and return receipt requested. Unless another address is specified in writing pursuant to the provisions of this Section 4.6, notices, demands and other communications shall be sent to the addresses indicated below:

if to PubCo, to:

Oklo Inc. 3190 Coronado Dr. Santa Clara, CA 95054 Attn: Jacob DeWitte
Email: j@oklo.com

with a copy (which shall not constitute notice) to:

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
One Marina Park Drive, Suite 900
Boston, Massachusetts 02210
Attn:	David D. Gammell
Andrew Luh
Keith J. Scherer
Email:	dgammell@gunder.com
aluh@gunder.com
kscherer@gunder.com

if to the Sponsor, to:

AltC Sponsor LLC
640 Fifth Avenue, 12th Floor
New York, NY 10019
Attention: Jay Taragin
E-mail:	jay.taragin@mkleinandcompany.com

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
Attn:	Michael J. Aiello
Matthew J. Gilroy
Amanda Fenster
Email:	michael.aiello@weil.com
matthew.gilroy@weil.com
amanda.fenster@weil.com

Section 4.7.Governing Law; Waiver of Jury Trial; Jurisdiction. The Law of the State of Delaware shall govern (a) all Actions, claims or matters related to or arising from this A&R Registration Rights Agreement (including any tort or non-contractual claims) and (b) any questions concerning the construction, interpretation, validity and enforceability of this A&R Registration Rights Agreement, and the performance of the obligations imposed by this A&R Registration Rights Agreement, in each case without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than the State of Delaware. EACH PARTY TO THIS A&R REGISTRATION RIGHTS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION BROUGHT TO RESOLVE ANY DISPUTE BETWEEN OR AMONG ANY OF THE PARTIES (WHETHER ARISING IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF, CONNECTED WITH, RELATED OR INCIDENTAL TO THIS A&R REGISTRATION RIGHTS AGREEMENT, THE TRANSACTIONS CONTEMPLATED BY THIS A&R REGISTRATION RIGHTS AGREEMENT AND/OR THE RELATIONSHIPS ESTABLISHED AMONG THE PARTIES UNDER THIS A&R REGISTRATION RIGHTS AGREEMENT. THE PARTIES FURTHER WARRANT AND REPRESENT THAT EACH HAS REVIEWED THIS WAIVER WITH SUCH PARTY’S LEGAL COUNSEL, AND THAT EACH KNOWINGLY AND VOLUNTARILY WAIVES SUCH PARTY’S JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. Each of the Parties submits to the exclusive jurisdiction of first, the Chancery Court of the State of Delaware or if such court declines jurisdiction, then to the Federal District Court for the District of Delaware, in any Action arising out of or relating to this A&R Registration Rights Agreement, agrees that all claims in respect of the Action shall be heard and determined in any such court and agrees not to bring any Action arising out of or relating to this A&R Registration Rights Agreement in any other courts. Each Party irrevocably consents to the service of process in any such Action by the mailing of copies thereof by registered or certified mail, postage prepaid, to such Party, at its address for notices as provided in Section 4.6 of this A&R Registration Rights Agreement, such service to become effective ten (10) days after such mailing. Each Party hereby irrevocably waives any objection to such service of process and further irrevocably waives and agrees not to plead or claim in any Action commenced hereunder or under any other documents contemplated hereby that service of process was in any way invalid or ineffective. Nothing in this Section 4.7, however, shall affect the right of any Party to serve legal process in any other manner permitted by Law or at equity; provided, that each of the Parties hereby waives any right it may have under the Laws of any jurisdiction to commence by publication any Action with respect to this A&R Registration Rights Agreement. To the fullest extent permitted by applicable Law, each of the Parties hereby irrevocably waives any objection it may now or hereafter have to the laying of venue of any Action arising out of or relating to this in any of the courts referred to in this Section 4.7 and hereby further irrevocably waives and agrees not to plead or claim that any such court is not a convenient forum for any such Action. Each Party agrees that a final judgment in any Action so brought shall be conclusive and may be enforced by suit on the judgment or in any other manner provided by Law or at equity, in any jurisdiction.

Section 4.8.Specific Performance. Each Party hereby agrees and acknowledges that it may be impossible to measure in money the damages that would be suffered if the Parties fail to comply with any of the obligations imposed on them by this A&R Registration Rights Agreement and that, in the event of any such failure, an aggrieved Party will be irreparably damaged and will not have an adequate remedy at Law. Any such Party may, therefore, be entitled (in addition to any other remedy to which such Party may be entitled at Law or in equity) to seek injunctive relief, including specific performance, to enforce such obligations, without the posting of any bond.

Section 4.9.Consents, Approvals and Actions. If any consent, approval or action of the Company Shareholders is required at any time pursuant to this A&R Registration Rights Agreement, such consent, approval or action shall be deemed given if the holders of a majority of the outstanding Equity Securities of PubCo held by the Company Shareholders at such time provide such consent, approval or action in writing at such time.

Section 4.10.Not a Group; Independent Nature of Holders’ Obligations and Rights. The Holders and PubCo agree that the arrangements contemplated by this A&R Registration Rights Agreement are not intended to constitute the formation of a “group” (as defined in Section 13(d)(3) of the Exchange Act). Each Holder agrees that, for purposes of determining beneficial ownership of such Holder, it shall disclaim any beneficial ownership by virtue of this A&R Registration Rights Agreement of PubCo’s Equity Securities owned by the other Holders, and PubCo agrees to recognize such disclaimer in its Exchange Act and Securities Act reports. The obligations of each Holder under this A&R Registration Rights Agreement are several and not joint with the obligations of any other Holder, and no Holder shall be responsible in any way for the performance of the obligations of any other Holder under this A&R Registration Rights Agreement. Nothing contained herein, and no action taken by any Holder pursuant hereto, shall be deemed to constitute the Holders as, and PubCo acknowledges that the Holders do not so constitute, a partnership, an association, a joint venture or any other kind of group or entity, or create a presumption that the Holders are in any way acting in concert or as a group or entity with respect to such obligations or the transactions contemplated by this A&R Registration Rights Agreement, and PubCo acknowledges that the Holders are not acting in concert or as a group, and PubCo shall not assert any such claim, with respect to such obligations or the transactions contemplated by this A&R Registration Rights Agreement. The decision of each Holder to enter into this A&R Registration Rights Agreement has been made by such Holder independently of any other Holder. Each Holder acknowledges that no other Holder has acted as agent for such Holder in connection with such Holder making its investment in PubCo and that no other Holder will be acting as agent of such Holder in connection with monitoring such Holder’s investment in the Common Stock or enforcing its rights under this A&R Registration Rights Agreement. PubCo and each Holder confirms that each Holder has had the opportunity to independently participate with PubCo and its subsidiaries in the negotiation of the transaction contemplated hereby with the advice of its own counsel and advisors. Each Holder shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this A&R Registration Rights Agreement, and it shall not be necessary for any other Holder to be joined as an additional party in any proceeding for such purpose. The use of a single agreement to effectuate the rights and obligations contemplated hereby was solely in the control of PubCo, not the action or decision of any Holder, and was done solely for the convenience of PubCo and its subsidiaries and not because it was required to do so by any Holder. It is expressly understood and agreed that each provision contained in this A&R Registration Rights Agreement is between PubCo and a Holder, solely, and not between PubCo and the Holders collectively and not between and among the Holders.

Section 4.11.Representations and Warranties of the Parties. Each of the Parties hereby represents and warrants to each of the other Parties as follows:

(a)Such Party, to the extent applicable, is duly organized or incorporated, validly existing and in good standing under the laws of the jurisdiction of its organization or incorporation and has all requisite power and authority to conduct its business as it is now being conducted and is proposed to be conducted.

(b)Such Party has the full power, authority and legal right to execute, deliver and perform this A&R Registration Rights Agreement. The execution, delivery and performance of this A&R Registration Rights Agreement have been duly authorized by all necessary action, corporate or otherwise, of such Party. This A&R Registration Rights Agreement has been duly executed and delivered by such Party and constitutes their legal, valid and binding obligation, enforceable against it, him or her in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally.

(c)The execution and delivery by such Party of this A&R Registration Rights Agreement, the performance by such Party of their obligations hereunder by such Party does not and will not violate (i) in the case of Parties who are not individuals, any provision of its by-laws, charter, articles of association, partnership agreement or other similar organizational document, (ii) any provision of any material agreement to which it, he or she is a Party or by which it, he or she is bound or (iii) any law, rule, regulation, judgment, order or decree to which it, he or she is subject.

(d)Such Party is not currently in violation of any law, rule, regulation, judgment, order or decree, which violation could reasonably be expected at any time to have a material adverse effect upon such Party’s ability to enter into this A&R Registration Rights Agreement or to perform their obligations hereunder.

(e)There is no pending legal action, suit or proceeding that would materially and adversely affect the ability of such Party to enter into this A&R Registration Rights Agreement or to perform their obligations hereunder.

Section 4.12.No Third Party Liabilities. This A&R Registration Rights Agreement may only be enforced against the named parties hereto. All claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to any of this A&R Registration Rights Agreement, or the negotiation, execution or performance of this A&R Registration Rights Agreement (including any representation or warranty made in or in connection with this A&R Registration Rights Agreement or as an inducement to enter into this A&R Registration Rights Agreement), may be made only against the Persons that are expressly identified as parties hereto, as applicable; and no past, present or future direct or indirect director, officer, employee, incorporator, member, partner, stockholder, Affiliate, portfolio company in which any such Party or any of its investment fund Affiliates have made a debt or equity investment (and vice versa), agent, attorney or Representative of any Party hereto (including any Person negotiating or executing this A&R Registration Rights Agreement on behalf of a Party hereto), unless a Party to this A&R Registration Rights Agreement, shall have any liability or obligation with respect to this A&R Registration Rights Agreement or with respect any claim or cause of action (whether in contract or tort) that may arise out of or relate to this A&R Registration Rights Agreement, or the negotiation, execution or performance of this A&R Registration Rights Agreement (including a representation or warranty made in or in connection with this A&R Registration Rights Agreement or as an inducement to enter into this A&R Registration Rights Agreement).

Section 4.13.Legends. Without limiting the obligations of PubCo set forth in Section 2.11, each of the Holders acknowledges that (i) no Transfer, hypothecation or assignment of any Registrable Securities Beneficially Owned by such Holder may be made except in compliance with applicable federal and state securities laws and (ii) PubCo shall (x) place customary restrictive legends on the certificates or book entries representing the Registrable Securities subject to this A&R Registration Rights Agreement and (y) remove such restrictive legends at the time the applicable Transfer and other restrictions contemplated thereby are no longer applicable to the Registrable Securities represented by such certificates or book entries.

Section 4.14.Adjustments. If there are any changes in the Common Stock as a result of stock split, stock dividend, combination or reclassification, or through merger, consolidation, recapitalization or other similar event, appropriate adjustment shall be made in the provisions of this A&R Registration Rights Agreement, as may be required, so that the rights, privileges, duties and obligations under this A&R Registration Rights Agreement shall continue with respect to the Common Stock as so changed.

[Signature Pages Follow]

IN WITNESS WHEREOF, each of the Parties has duly executed this A&R Registration Rights Agreement as of the Effective Date.

PUBCO:

[•]

By:
Name:
Title:

SPONSOR:

[•]

By:
Name:
Title:

Exhibit A

Form of Joinder

This Joinder (this “Joinder”) to the Amended and Restated Registration Rights Agreement, made as of                    , is executed by                    (“Joining Company Shareholder”).

WHEREAS, pursuant to the Merger Agreement, Joining Company Shareholder will receive shares of Common Stock; and

WHEREAS, Joining Company Shareholder is required to become a party to that certain Amended and Restated Registration Rights Agreement, dated as of [            ], 2023, among AltC Acquisition Corp., a Delaware corporation ( “PubCo”) and the other persons party thereto (the “A&R Registration Rights Agreement”) by executing and delivering this Joinder, whereupon such Joining Company Shareholder will be treated as a Party (with the same rights and obligations as other Insiders party thereto) for all purposes of the A&R Registration Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements set forth herein, and intending to be legally bound hereby, the parties hereto agree as follows:

Section 1.1.Definitions. To the extent capitalized words used in this Joinder are not defined in this Joinder, such words shall have the respective meanings set forth in the A&R Registration Rights Agreement.

Section 1.3.Joinder. Joining Company Shareholder hereby acknowledges and agrees that (a) such Joining Company Shareholder has received and read the A&R Registration Rights Agreement, and (b) such Joining Company Shareholder will be treated as a Party (with the same rights and obligations as other Insiders party thereto) for all purposes of the Amended and Restated Registration Rights Agreement.

Section 1.4.Notice. Any notice, demand or other communication under the Amended and Restated Registration Rights Agreement to Joining Company Shareholder shall be given to Joining Company Shareholder at the address set forth on the signature page hereto in accordance with Section 4.6 of the A&R Registration Rights Agreement.

Section 1.5.Governing Law. This Joinder shall be governed by and construed in accordance with the law of the State of Delaware.

Section 1.6.Counterparts; Electronic Delivery. This Joinder may be executed and delivered in one or more counterparts, by fax, email or other electronic transmission, each of which shall be deemed an original and all of which shall be considered one and the same agreement. The words “execution,” “signed,” “signature,” “delivery,” and words of like import in or relating to this Joinder or any document to be signed in connection with this Joinder shall be deemed to include electronic signatures, deliveries or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be, and the parties hereto consent to conduct the transactions contemplated hereunder by electronic means.

IN WITNESS WHEREOF, this Joinder has been duly executed and delivered by the parties as of the date first above written.

[JOINING COMPANY SHAREHOLDER]

By:
Name:
Title:

Address for notices:

Exhibit B

Form of Joinder

This Joinder (this “Joinder”) to the A&R Registration Rights Agreement, made as of                    , is between                   (“Transferor”) and                   (“Transferee”).

WHEREAS, as of the date hereof, Transferee is acquiring Registrable Securities (the “Acquired Interests”) from Transferor;

WHEREAS, Transferor is a party to that certain A&R Registration Rights Agreement, dated as of [•], 2023, among Oklo Inc. (“PubCo”) and the other persons party thereto (the “A&R Registration Rights Agreement”); and

WHEREAS, Transferee is required, at the time of and as a condition to such Transfer, to become a party to the A&R Registration Rights Agreement by executing and delivering this Joinder, whereupon such Transferee will be treated as a Party (with the same rights and obligations as the Transferor) for all purposes of the A&R Registration Rights Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements set forth herein, and intending to be legally bound hereby, the parties hereto agree as follows:

Section 1.1.Definitions. To the extent capitalized words used in this Joinder are not defined in this Joinder, such words shall have the respective meanings set forth in the A&R Registration Rights Agreement.

Section 1.2.Acquisition. The Transferor hereby Transfers to the Transferee all of the Acquired Interests.

Section 1.3.Joinder. Transferee hereby acknowledges and agrees that (a) such Transferee has received and read the A&R Registration Rights Agreement, (b) such Transferee is acquiring the Acquired Interests in accordance with and subject to the terms and conditions of the A&R Registration Rights Agreement and (c) such Transferee will be treated as a Party (with the same rights and obligations as the Transferor) for all purposes of the A&R Registration Rights Agreement.

Section 1.4.Notice. Any notice, demand or other communication under the A&R Registration Rights Agreement to Transferee shall be given to Transferee at the address set forth on the signature page hereto in accordance with Section 4.6 of the A&R Registration Rights Agreement.

Section 1.5.Governing Law. This Joinder shall be governed by and construed in accordance with the law of the State of Delaware.

Section 1.6.Counterparts; Electronic Delivery. This Joinder may be executed and delivered in one or more counterparts, by fax, email or other electronic transmission, each of which shall be deemed an original and all of which shall be considered one and the same agreement. The words “execution,” “signed,” “signature,” “delivery,” and words of like import in or relating to this Joinder or any document to be signed in connection with this Joinder shall be deemed to include electronic signatures, deliveries or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be, and the parties hereto consent to conduct the transactions contemplated hereunder by electronic means.

IN WITNESS WHEREOF, this Joinder has been duly executed and delivered by the parties as of the date first above written.

[TRANSFEROR]

By:
Name:
Title:

[TRANSFEREE]

By:
Name:
Title:

Address for notices:

ANNEX E — SPONSOR AGREEMENT

July 11, 2023

AltC Acquisition Corp.

640 Fifth Avenue, 12th Floor

New York, NY 10019

(212) 380-7500

Re:Sponsor Agreement

Ladies and Gentlemen:

This letter (this “Sponsor Agreement”) is being delivered to you in connection with that certain Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), dated as of the date hereof, by and among AltC Acquisition Corp., a Delaware corporation (“SPAC”), AltC Merger Sub, Inc., a Delaware corporation and direct, wholly owned subsidiary of SPAC (“Merger Sub”), and Oklo Inc., a Delaware corporation (the “Company”), and hereby amends and restates in their entirety (a) each of those certain letter agreements, dated July 7, 2021, from each of the persons undersigned thereto to SPAC (as may be amended from time to time, collectively, the “July 7 Letter Agreements”) and (b) that certain letter agreement, dated November 10, 2021, from Peter Lattman to SPAC (as may be amended from time to time, the “November 10 Letter Agreement” and, together with the July 7 Letter Agreements, the “Prior Letter Agreements”). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

AltC Sponsor LLC (the “Sponsor”) and each of the undersigned individuals, each of whom is a member of SPAC’s board of directors or management team, which parties, for the avoidance of doubt, include all parties to the Prior Letter Agreements (each of the undersigned individuals, an “Insider”, and collectively, the “Insiders”) are currently, and as of immediately prior to the Closing will be, the record owners of the SPAC Capital Stock set forth across such Person’s name on Annex A hereto.

In order to induce the Company, SPAC and Merger Sub to enter into the Merger Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Sponsor, each of the Insiders hereby severally (and not jointly or jointly and severally) and the Company for the limited purposes set forth in paragraph 7, agrees with SPAC and, at all times prior to any valid termination of the Merger Agreement, the Company as follows:

1.The Sponsor and each Insider hereby unconditionally and irrevocably agrees: (i) that at any duly called meeting of the stockholders of SPAC (or any adjournment or postponement thereof), and in any action by written consent of the stockholders of SPAC requested by SPAC’s board of directors or undertaken as contemplated by the Transactions, the Sponsor and each such Insider shall, if a meeting is held, appear at the meeting, in person or by proxy, or otherwise cause all of its, his or her shares of SPAC Capital Stock to be counted as present thereat for purposes of establishing a quorum, and shall vote or consent (or cause to be voted or consented), in person or by proxy, all of its, his or her shares of SPAC Capital Stock (a) in favor of the approval of the Merger Agreement and approval of the Transactions and all other SPAC Stockholder Matters (and any actions required in furtherance thereof), (b) against any action, proposal, transaction or agreement that would reasonably be expected to result in a breach of any representation, warranty, covenant, obligation or agreement of SPAC contained in the Merger Agreement, (c) in favor of any other proposals set forth in SPAC’s proxy statement to be filed by SPAC with the Commission relating to the Transactions (including any proxy supplements thereto, the “Proxy Statement”), (d) in favor of any proposals relating to the extension of the time by which SPAC must complete its initial business combination, (e) in favor of any proposal to adjourn or postpone the applicable stockholder meeting to a later date if (and only if) (1) there are not sufficient votes for approval of the Merger Agreement and any other proposals related thereto as set forth in the Proxy Statement on the dates on which such meetings are held or proposed to be held or (2) the condition to the Company’s obligation to consummate or cause to be consummated the Transactions pursuant to Section 10.03(d) of the Merger Agreement regarding Available Closing SPAC Cash (the “Minimum Cash Condition”) has not been satisfied, and (f) against the following actions or proposals: (1) any Business Combination Proposal or any proposal in opposition to approval of the Merger Agreement or in competition with or inconsistent with the Merger Agreement and (2) (A) any change in the present capitalization of SPAC or any amendment of the Charter (as defined below), except (x) as contemplated by clause (c) above or (y) to the extent expressly contemplated by the Merger Agreement, (B) any liquidation, dissolution or other change in SPAC’s corporate structure or business (other than as may be proposed pursuant to an extension proxy), (C) any action, proposal, transaction or agreement that would result in a breach in any material respect of any covenant, representation or warranty or other obligation or agreement of such Sponsor or Insider under this Sponsor Agreement, or (D) any other action or proposal involving SPAC or any of its subsidiaries that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect the Transactions and (ii) not to redeem, elect to redeem or tender or submit any shares of SPAC Common Stock owned by it, him or her for redemption in connection with any of the stockholder approvals or proposals described in clause (i) above, or in connection with any vote to amend the Charter. Prior to any valid termination of the Merger Agreement, (x) the Sponsor and each Insider shall take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary under applicable Law to consummate the Transactions on the terms and subject to the conditions set forth therein, including Sponsor using commercially reasonable efforts to enter into an agreement or agreements with one or more third parties to not redeem their shares of SPAC Common Stock in connection with the Transactions and/or to make an investment in SPAC in connection with the Transactions (in addition to the investment contemplated by paragraph 7 hereof), which agreements may (except to the extent such agreements relate to the obligations under paragraph 7), if reasonably necessary, include incentives in the form of Founder Shares (which will convert to shares of SPAC Common Stock at the Closing), in amounts and on such terms as the Sponsor and the Company shall mutually agree (collectively, “Incentive Shares”) and (y) the Sponsor and each Insider shall be bound by and comply with Sections 9.03 (Exclusivity) and 9.05 (Confidentiality; Publicity) of the Merger Agreement (and any relevant definitions contained in any such Sections) as if such Person were a signatory to the Merger Agreement with respect to such provisions. If SPAC seeks to consummate a proposed Business Combination by engaging in a tender offer, the Sponsor and each Insider agrees that it, he or she will not sell or tender any shares of SPAC Capital Stock owned by it, him or her in connection therewith. The obligations of the Sponsor and the Insiders specified in this paragraph 1 shall apply whether or not the Merger, any of the Transactions or any action described above is recommend by SPAC’s board of directors.

2.The Sponsor and each Insider hereby agrees that in the event that SPAC fails to consummate a Business Combination by October 12, 2023, or such later period approved by SPAC’s stockholders in accordance with SPAC’s amended and restated certificate of incorporation (the “Charter”), the Sponsor and each Insider shall take all reasonable steps to cause SPAC to (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 Business Days thereafter, subject to lawfully available funds therefor, redeem 100% of the SPAC Common Stock (the “Offering Shares”), at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (net of amounts withdrawn to fund SPAC’s working capital requirements, subject to an annual limit of $1,000,000, and/or to pay SPAC’s taxes (“Permitted Withdrawals”)) and less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Offering Shares, which redemption will completely extinguish all Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of SPAC’s remaining stockholders and SPAC’s board of directors, dissolve and liquidate, subject in each case to SPAC’s obligations under Delaware law to provide for claims of creditors and other requirements of applicable law. The Sponsor and each Insider agree to not propose any amendment to the Charter that would modify the substance or timing of SPAC’s obligation to redeem 100% of the Offering Shares if SPAC does not complete a Business Combination within the required time period set forth in the Charter or with respect to any other material provisions relating to stockholders’ rights or pre-initial business combination activity, unless SPAC provides its Public Stockholders with the opportunity to redeem their Offering Shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (net of Permitted Withdrawals), divided by the number of then outstanding Offering Shares.

The Sponsor and each Insider acknowledges that it, he or she has no right, title, interest or claim of any kind in or to any monies held in the Trust Account or any other asset of SPAC as a result of any liquidation of SPAC with respect to the Founder Shares held by it, him or her. The Sponsor and each Insider hereby further waive, with respect to any shares of SPAC Common Stock held by it, him or her, if any, any redemption rights it, he or she may have in connection with the consummation of a Business Combination, including, without limitation, any such rights available in the context of a stockholder vote to approve such Business Combination or in the context of a tender offer made by SPAC to purchase shares of SPAC Common Stock (although the Sponsor, the Insiders and their respective Affiliates shall be entitled to redemption and liquidation rights with respect to any Offering Shares it or they hold if SPAC fails to consummate a Business Combination within the time period set forth in the Charter or in connection with a stockholder vote to approve an amendment to the Charter to modify the substance or timing of SPAC’s obligation to redeem 100% of the Offering Shares if SPAC does not complete a Business Combination within the time period set forth in the Charter or with respect to any other material provisions relating to stockholders’ rights or pre-initial business combination activity).

3.Without limiting their obligations under paragraph 6 below, during the period commencing on the date hereof and ending on the earlier of (a) the valid termination of the Merger Agreement or (b) the Closing, the Sponsor and each Insider shall not, without the prior written consent of the Company, Transfer any shares of SPAC Capital Stock or any securities convertible into, or exercisable, or exchangeable for, shares of SPAC Common Stock owned by it, him or her. In the event that (i) any shares of SPAC Capital Stock or other equity securities of SPAC are issued to the Sponsor or any Insider after the date hereof pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of shares of SPAC Capital Stock of, on or affecting the shares of SPAC Capital Stock owned by the Sponsor or any Insider or otherwise, (ii) the Sponsor or any Insider purchases or otherwise acquires beneficial ownership of any shares of SPAC Capital Stock or other equity securities of SPAC after the date hereof or (iii) the Sponsor or any Insider acquires the right to vote or share in the voting of any shares of SPAC Capital Stock or other equity securities of SPAC after the date hereof (such shares of SPAC Capital Stock or other equity securities of SPAC described in clauses (i), (ii) and (iii), the “New SPAC Shares”), then such New SPAC Shares acquired or purchased by the Sponsor or any Insider shall be subject to the terms of this paragraph 3 and paragraph 1 above to the same extent as if they constituted the SPAC Capital Stock owned by the Sponsor or any Insider as of the date hereof.

4.In the event of the liquidation of the Trust Account, the Sponsor (which for purposes of clarification shall not extend to any other shareholders, members or managers of the Sponsor or any other Insider) agrees to indemnify and hold harmless SPAC against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all legal or other expenses reasonably incurred in investigating, preparing or defending against any litigation, whether pending or threatened, or any claim whatsoever) to which SPAC may become subject as a result of any claim by (i) any third party for services rendered or products sold to SPAC or (ii) any prospective target business with which SPAC has entered into a letter of intent, confidentiality or other similar agreement for a Business Combination (a “Target”); provided, however, that such indemnification of SPAC by the Sponsor (x) shall apply only to the extent necessary to ensure that such claims by a third party or a Target do not reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Offering Share or (ii) the actual amount per Offering Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Offering Share is then held in the Trust Account due to reductions in the value of the trust assets less Permitted Withdrawals, (y) shall not apply to any claims by a third party (including a Target) that executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) and (z) shall not apply to any claims under SPAC’s indemnity of Citigroup Global Markets Inc. (the “Representative”) against certain liabilities, including liabilities under the Securities Act of 1933, as amended. The Sponsor shall have the right to defend against any such claim with counsel of its choice reasonably satisfactory to SPAC if, within 15 days following written receipt of notice of the claim to the Sponsor, the Sponsor notifies SPAC in writing that it shall undertake such defense. For the avoidance of doubt, none of SPAC’s officers or directors will indemnify SPAC for claims by third parties, including, without limitation, claims by vendors and prospective target businesses.

5.The Sponsor and each Insider hereby agrees and acknowledges that: (i) the Representative, SPAC and, prior to any valid termination of the Merger Agreement, the Company would be irreparably injured in the event of a breach by such Sponsor or Insider of its, his or her obligations under paragraphs 1, 2, 3, 4, 6(a), 6(b), 6(c), 6(d), 6(e), 7, 8 and 12, as applicable, of this Sponsor Agreement (with respect to the Representative, only such provisions as were contained in the Prior Letter Agreements), (ii) monetary damages may not be an adequate remedy for such breach and (iii) the non-breaching party shall be entitled to injunctive relief, in addition to any other remedy that such party may have in law or in equity, in the event of such breach.

6.(a)In the event that the Closing does not occur for any reason (including, without limitation, as a result of the valid termination of the Merger Agreement), the Sponsor and each Insider agrees that it, he or she shall not Transfer (i) any Founder Shares (or shares of SPAC Common Stock issuable upon conversion thereof) until the earlier of (A) one year after the completion of SPAC’s initial Business Combination (including the Merger) or (B) subsequent to the Business Combination, (x) if the closing price of the SPAC Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after SPAC’s initial Business Combination or (y) the date on which SPAC completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of SPAC’s stockholders having the right to exchange their shares of SPAC Common Stock for cash, securities or other property (the “Standalone Founder Shares Lock-Up Period”) and (ii) any Private Placement Shares until 30 days after the completion of a Business Combination (the “Standalone Private Placement Shares Lock-up Period”).

(b)In the event that the Closing does occur, the Sponsor agrees that it shall not Transfer any of the Founder Shares (or shares of SPAC Common Stock issuable or issued upon conversion thereof) or the Private Placement Shares owned by the Sponsor as of the Closing Date (after giving effect to the consummation of the Transactions); provided that the Sponsor (and its permitted transferees) may transfer (to the extent vested pursuant to subsection (d) below) up to:

(i)40% of the Founder Shares (or shares of SPAC Common Stock issuable or issued upon conversion thereof) and 40% of the Private Placement Shares owned by the Sponsor (and its permitted transferees) as of the Closing Date (after giving effect to the consummation of the Transactions) from and after the earlier to occur of (x) the 12 month anniversary of the Closing Date and (y) the date on which the closing share price of SPAC Common Stock equals or exceeds $12.00 per share for 20 Trading Days within any 60 consecutive Trading Day period commencing after the Closing Date (such period, the “12 Month Lock-Up Period”);

(ii)30% of the Founder Shares (or shares of SPAC Common Stock issuable or issued upon conversion thereof) and 30% of the Private Placement Shares owned by the Sponsor (and its permitted transferees) as of the Closing Date (after giving effect to the consummation of the Transactions) from and after the earlier to occur of (x) the 24 month anniversary of the Closing Date and (y) the date on which the closing share price of SPAC Common Stock equals or exceeds $14.00 per share for 20 Trading Days within any 60 consecutive Trading Day period commencing after the Closing Date (such period, the “24 Month Lock-Up Period”); and

(iii)30% of the Founder Shares (or shares of SPAC Common Stock issuable or issued upon conversion thereof) and 30% of the Private Placement Shares owned by the Sponsor (and its permitted transferees) as of the Closing Date (after giving effect to the consummation of the Transactions) from and after the earlier to occur of (x) the 36 month anniversary of the Closing Date and (y) the date on which the closing share price of SPAC Common Stock equals or exceeds $16.00 per share for 20 Trading Days within any 60 consecutive Trading Day period commencing after the Closing Date (such period, the “36 Month Lock-Up Period” and, collectively with the 12 Month Lock-Up Period and the 24 Month Lock-Up Period, the “Lock-Up Periods”). For the purposes of this paragraph 6(b), “Trading Day” means a day on which the New York Stock Exchange or such other principal United States securities exchange on which the SPAC Common Stock is listed, quoted or admitted to trading and is open for the transaction of business (unless such trading shall have been suspended for the entire day).

(c)Notwithstanding the provisions set forth in paragraphs 3 and 6(a) and (b), but subject to the provisions set forth in paragraph 6(d), (i) upon the valid termination of the Merger Agreement, the following Transfers of the Founder Shares, the Private Placement Shares and shares of SPAC Common Stock issued or issuable upon the conversion of the Founder Shares that are held by the Sponsor, any Insider or any of their permitted transferees (that have complied with this paragraph 6(c)), are permitted: (A) to SPAC’s officers or directors, any affiliates or family members of any of SPAC’s officers or directors, any members of the Sponsor, or any affiliates of the Sponsor; (B) in the case of an individual, transfers by gift to a member of the individual’s immediate family, to a trust, the beneficiary of which is a member of the individual’s immediate family or an Affiliate of such person, or to a charitable organization; (C) in the case of an individual, transfers by virtue of laws of descent and distribution upon death of the individual; (D) in the case of an individual, transfers pursuant to a qualified domestic relations order; (E) transfers by private sales or transfers made in connection with the consummation of a Business Combination at prices no greater than the price at which the securities were originally purchased; (F) transfers in the event of SPAC’s liquidation prior to the completion of an initial Business Combination; (G) transfers by virtue of the laws of the State of Delaware or the Sponsor’s limited liability company agreement upon dissolution of the Sponsor; (H) in the event of SPAC’s completion of a liquidation, merger, stock exchange, reorganization or other similar transaction which results in all of SPAC’s public stockholders having the right to exchange their shares of SPAC Common Stock for cash, securities or other property, subsequent to the completion of an initial Business Combination; (I) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (A) through (H) above; provided, however, that in the case of clauses (A) through (E) and (I), these permitted transferees must enter into a written agreement with SPAC agreeing to be bound by the transfer restrictions herein and the other restrictions contained in this Sponsor Agreement (including provisions relating to voting, the Trust Account and liquidating distributions) and (ii) during the period commencing on the date hereof and ending on the earlier of (x) the expiration of the Lock-up Periods and (y) the date of any valid termination of the Merger Agreement, the following Transfers of the Founder Shares, the Private Placement Shares, shares of SPAC Common Stock issued or issuable upon the conversion of the Founder Shares, that are held by the Sponsor or any of its permitted transferees (that have complied with this paragraph 6(c)), are permitted: (A) in the case of an individual, transfers by gift to a member of the individual’s immediate family, to a trust, the beneficiary of which is a member of the individual’s immediate family, or to a charitable trust; (B) in the case of an individual, transfers by virtue of laws of descent and distribution upon death of such individual; (C) in the case of an individual, transfers to such individual’s spouse pursuant to a qualified domestic relations order; (D) transfers to the Sponsor or to any Insider; and (E) transfers by the Sponsor to its members and such members’ respective members; provided that to the extent such members have obligations pursuant to this Sponsor Agreement, such members shall agree in writing to SPAC and the Company that the securities so distributed to them will continue to be subject to such obligations; provided, further, that any other permitted transferees must enter into a written agreement with SPAC or the Company agreeing to be bound by the transfer restrictions herein.

(d)Vesting Provisions. The Sponsor agrees that, as of the Closing, all of the Founder Shares or shares of SPAC Common Stock issued or issuable upon the exercise or conversion of the Founder Shares as identified on Annex A as “Vesting Founder Shares” shall be unvested and shall be subject to the vesting and forfeiture provisions set forth in this paragraph 6(d). The Sponsor agrees that it shall not (and will cause its Affiliates not to) Transfer any unvested Founder Shares or shares of SPAC Common Stock issued or issuable upon the conversion of the unvested Founder Shares prior to the later of (x) the expiration of the applicable Lock-Up Period, and (y) the date such Founder Shares or shares of SPAC Common Stock become vested pursuant to this paragraph 6(d). For the avoidance of doubt, it is acknowledged and agreed that the Private Placement Shares shall not be subject to the provisions of this paragraph 6(d).

(i)Vesting Schedule.

(1)50% of the Founder Shares or shares of SPAC Common Stock issued or issuable upon the conversion of the Founder Shares owned by the Sponsor as of the Closing and identified on Annex A as “Vesting Founder Shares” shall vest on the date on which the Stock Price Level is equal to or greater than the First Vesting Price (the “First Vesting Date”); provided, however, that if the First Vesting Date occurs on or after the date that is five years after the Closing Date, such Founder Shares shall not vest.

(2)25% of the Founder Shares or shares of SPAC Common Stock issued or issuable upon the conversion of the Founder Shares owned by the Sponsor as of the Closing and identified on Annex A as “Vesting Founder Shares” shall vest on the date on which the Stock Price Level is equal to or greater than the Second Vesting Price (the “Second Vesting Date”); provided, however, that if the Second Vesting Date occurs on or after the date that is five years after the Closing Date, such Founder Shares shall not vest.

(3)12.5% of the Founder Shares or shares of SPAC Common Stock issued or issuable upon the conversion of the Founder Shares owned by the Sponsor as of the Closing and identified on Annex A as “Vesting Founder Shares” shall vest on the date on which the Stock Price Level is equal to or greater than the Third Vesting Price (the “Third Vesting Date”); provided, however, that if the Third Vesting Date occurs on or after the date that is five years after the Closing Date, such Founder Shares shall not vest.

(4)12.5% of the Founder Shares or shares of SPAC Common Stock issued or issuable upon the conversion of the Founder Shares owned by the Sponsor as of the Closing and identified on Annex A as “Vesting Founder Shares” shall vest on the date on which the Stock Price Level is equal to or greater than the Fourth Vesting Price (the “Fourth Vesting Date”); provided, however, that if the Fourth Vesting Date occurs on or after the date that is five years after the Closing Date, such Founder Shares shall not vest.

(5)Founder Shares (or shares of SPAC Common Stock) identified on Annex A as “Vesting Founder Shares” that do not vest in accordance with this paragraph 6(d)(i) on or before the date that is five years after the Closing Date will be automatically forfeited for no additional consideration immediately following the five-year anniversary of the Closing Date.

(ii)Acceleration of Vesting upon a Sale. In the event of a Sale (as defined below) prior to the fifth anniversary of the Closing Date, the vesting of unvested Founder Shares or shares of SPAC Common Stock issued or issuable upon the conversion of the unvested Founder Shares shall be accelerated or the unvested Founder Shares or shares of SPAC Common Stock issued or issuable upon the conversion of the unvested Founder Shares will be forfeited, as follows:

(1)With respect to the unvested Founder Shares (or shares of SPAC Common Stock issuable or issued upon conversion thereof) that were eligible to vest pursuant to paragraph 6(d)(i)(1), (A) such Founder Shares (or shares of SPAC Common Stock issuable or issued upon conversion thereof) will fully vest as of immediately prior to the closing of such Sale only if the per share price of the SPAC Common Stock paid or implied in such Sale equals or exceeds the First Vesting Price and (B) no portion of such Founder Shares (or shares of SPAC Common Stock issuable or issued upon conversion thereof) will vest in connection with such Sale if the per share price of the SPAC Common Stock paid or implied in such Sale is less than the First Vesting Price.

(2)With respect to the unvested Founder Shares (or shares of SPAC Common Stock issuable or issued upon conversion thereof) that were eligible to vest pursuant to paragraph 6(d)(i)(2), (A) such Founder Shares (or shares of SPAC Common Stock issuable or issued upon conversion thereof) will fully vest as of immediately prior to the closing of such Sale only if the per share price of the SPAC Common Stock paid or implied in such Sale equals or exceeds the Second Vesting Price and (B) no portion of such Founder Shares (or shares of SPAC Common Stock issuable or issued upon conversion thereof) will vest in connection with such Sale if the per share price of the SPAC Common Stock paid or implied in such Sale is less than the Second Vesting Price.

(3)With respect to the unvested Founder Shares (or shares of SPAC Common Stock issuable or issued upon conversion thereof) that were eligible to vest pursuant to paragraph 6(d)(i)(3), (A) such Founder Shares (or shares of SPAC Common Stock issuable or issued upon conversion thereof) will fully vest as of immediately prior to the closing of such Sale only if the per share price of the SPAC Common Stock paid or implied in such Sale equals or exceeds the Third Vesting Price and (B) no portion of such Founder Shares (or shares of SPAC Common Stock issuable or issued upon conversion thereof) will vest in connection with such Sale if the per share price of the SPAC Common Stock paid or implied in such Sale is less than the Third Vesting Price.

(4)With respect to the unvested Founder Shares (or shares of SPAC Common Stock issuable or issued upon conversion thereof) that were eligible to vest pursuant to paragraph 6(d)(i)(4), (A) such Founder Shares (or shares of SPAC Common Stock) will fully vest as of immediately prior to the closing of such Sale only if the per share price of the SPAC Common Stock paid or implied in such Sale equals or exceeds the Fourth Vesting Price and (B) no portion of such Founder Shares (or shares of SPAC Common Stock issuable or issued upon conversion thereof) will vest in connection with such Sale if the per share price of the SPAC Common Stock paid or implied in such Sale is less than the Fourth Vesting Price.

(5)Unvested Founder Shares (or shares of SPAC Common Stock issuable or issued upon conversion thereof) that do not vest in accordance with this paragraph 6(d)(ii) upon the occurrence of a Sale will be forfeited immediately prior to the closing of such Sale and in accordance with paragraph 6(d)(iii).

(6)For purposes of this paragraph 6(d)(ii), “Sale” means following the Closing Date, (A) a purchase, sale, exchange, business combination or other transaction (including a merger or consolidation of SPAC with or into any other corporation or other entity) in which the equity securities of SPAC, its successor or the surviving entity of such business combination or other transaction are not registered under the Securities Exchange Act or 1934, as amended (the “Exchange Act”) or listed or quoted for trading on a national securities exchange, (B) a sale, lease, exchange or other transfer in one transaction or a series of related transactions of all or substantially all of SPAC’s assets to a third party that is not an Affiliate of the Sponsor (or a group of third parties that are not Affiliates of the Sponsor) or (C) the transfer to or acquisition by (whether by tender offer, merger, consolidation, division or other similar transaction), in one transaction or a series of related transactions, a person or entity or group of affiliated persons or entities (other than an underwriter pursuant to an offering), of SPAC’s voting securities if, after such transfer or acquisition, such person, entity or group of affiliated persons or entities would beneficially own (as defined in Rule 13d-3 promulgated under the Exchange Act) more than 50% of the outstanding voting securities of SPAC (it being understood for the purposes of this clause (C), a bona fide equity financing shall not be considered a “Sale”). For avoidance of doubt, following a transaction or business combination that is not a “Sale” hereunder, including a transaction or business combination in which the equity securities of the surviving entity of such business combination or other transaction are registered under the Exchange Act and listed or quoted for trading on a national securities exchange, the equitable adjustment provisions of paragraph 21 shall apply, including, without limitation, to performance vesting criteria.

(7)Holders of Founder Shares or shares of SPAC Common Stock issued or issuable upon the conversion of the Founder Shares subject to the vesting provisions of this paragraph 6(d) shall be entitled to vote such Founder Shares or shares of SPAC Common Stock and receive dividends and other distributions with respect to such Founder Shares or shares of SPAC Common Stock prior to vesting; provided that dividends and other distributions with respect to Founder Shares or shares of SPAC Common Stock issued or issuable upon the conversion of the Founder Shares that are subject to vesting pursuant to paragraph 6(d)(i) shall be set aside by SPAC and shall only be paid to such holders upon the vesting of such Founder Shares or shares of SPAC Common Stock (if at all); for the avoidance of doubt, (A) such dividends and other distributions shall be paid only on the portion of the unvested

Founder Shares or shares of SPAC Common Stock issued or issuable upon the conversion of the Founder Shares that vest and (B) if any dividends or other distributions with respect to Founder Shares or shares of SPAC Common Stock issued or issuable upon the conversion of the Founder Shares that are subject to vesting pursuant to paragraph 6(d)(i) are set aside and such Founder Shares or shares of SPAC Common Stock are subsequently forfeited, such set aside dividends or distributions shall become the property of SPAC.

(iii)Forfeiture of Founder Shares.

(1)If the Closing occurs with the Minimum Cash Condition being waived by the Company (such waiver to be made in the Company’s sole discretion), the Sponsor agrees to forfeit at the time of the Closing such number of Founder Shares equal to (A) the amount of additional cash that SPAC would have been required to deliver at the Closing to satisfy the Minimum Cash Condition (notwithstanding any waiver by the Company) divided by (B) $10.00 (the “Forfeited Shares”); provided that the number of Forfeited Shares shall not be in excess of 50% of the Founder Shares owned by the Sponsor as of the date hereof.

(2)Founder Shares or shares of SPAC Common Stock issued or issuable upon the conversion of the Founder Shares that are forfeited pursuant to paragraph 6(d)(i), 6(d)(ii), this paragraph 6(d)(iii) or paragraph 6(f) shall be automatically transferred by the Sponsor to SPAC, without any consideration for such Transfer, and cancelled.

(iv)Stock Price Level. For purposes of this paragraph 6(d), the applicable “Stock Price Level” will be considered achieved only when the closing price per share of SPAC Common Stock on the New York Stock Exchange, or such other securities exchange where the SPAC Common Stock is primarily listed or quoted, equals or exceeds the applicable threshold for 20 trading days within any 60 consecutive trading day period. The Stock Price Levels (and the share price levels in a Sale in paragraph 6(d)(ii)) will be equitably adjusted on account of any stock split, reverse stock split or similar equity restructuring transaction.

(e)Waiver of Conversion Ratio Adjustment.

(i)(A) Section 4.3(b)(i) of the Charter provides that each share of SPAC Class B Common Stock shall automatically convert into one share of SPAC Common Stock (the “Initial Conversion Ratio”) at the time of a Business Combination, and (B) Section 4.3(b)(ii) of the Charter provides that the Initial Conversion Ratio shall be adjusted (the “Adjustment”) in the event that additional shares of SPAC Common Stock are issued in excess of the amounts offered in SPAC’s initial public offering of securities such that the Sponsor and the Insiders, along with any other holders of SPAC Class B Common Stock, shall continue to own 25% of the issued and outstanding shares of Capital Stock after giving effect to such issuance.

(ii)As of and conditioned upon the Closing, the Sponsor and each Insider hereby irrevocably relinquishes and waives any and all rights the Sponsor and each Insider has or will have under Section 4.3(b)(ii) of the Charter to receive shares of SPAC Common Stock in excess of the number issuable at the Initial Conversion Ratio upon conversion of the existing SPAC Class B Common Stock held by him, her or it, as applicable, in connection with the Closing as a result of any Adjustment, and, as a result, the shares of SPAC Class B Common Stock shall convert into shares of SPAC Common Stock (or such equivalent security) at Closing on a one-for-one basis.

(f)Transaction Expenses. The Sponsor hereby agrees that to the extent SPAC Transaction Expenses as of immediately prior to the Closing (including any such amounts that become payable as a result of the Closing) exceeds $25,000,000 (the “Expense Cap”), then the Sponsor shall, as of and conditioned upon the Closing, at its election, either (x) pay any such amount in excess of the Expense Cap (the “Excess Amount”) to SPAC or an account designated by SPAC in cash, by wire transfer of immediately available funds to the account designated by SPAC or (y) forfeit in accordance with paragraph 6(d)(iii)(2) such number of Founder Shares or shares of SPAC Common Stock issued or issuable upon the conversion of the Founder Shares (valued at $10.00 per Founder Share) held by the Sponsor that, in the aggregate, have a value equal to the Excess Amount; provided that any Excess Amount greater than $15,000,000 shall be paid in cash pursuant to clause (x). In the event that the amount of any contingent liabilities of SPAC as of immediately prior to the Closing are unknown, the Sponsor and the Company will negotiate in good faith in order to reach agreement on the amount thereof and, in the event that the Sponsor and the Company are unable to reach agreement prior to the Closing, such disagreement shall not delay the Closing and the SPAC Transaction Expenses shall be recalculated each time such contingent liabilities crystallize and if such recalculation results in SPAC Expenses exceeding the Expense Cap or an increase in the amount of such excess, this paragraph 6(f) shall apply to such excess.

7.(a)Sponsor Commitment. The Sponsor, on the terms and subject to the conditions set forth in this paragraph 7, agrees to purchase, or cause the purchase (through one or more of its affiliated co-investors designated by it (including an Insider as defined in this Sponsor Agreement)) on the Closing Date shares of SPAC Common Stock at a purchase price of $10.00 per share, equal to up to $50,000,000 (the “Sponsor Commitment”); provided, however, that no such action will reduce the amount of the Sponsor Commitment or otherwise affect the obligations of Sponsor under this paragraph 7, except to the extent the Sponsor Commitment is actually funded by an affiliated co-investor; and provided, further, that for the purposes of this paragraph 7, “Sponsor” shall, as applicable, refer to the Sponsor or any affiliated co-investor designated by the Sponsor that actually funds the Sponsor Commitment). For the avoidance of doubt, the Sponsor Commitment, to the extent funded pursuant to the terms hereof, shall be deemed to be included in the “Available Closing SPAC Cash” as of the Closing Date. Notwithstanding anything to the contrary in this Agreement, at any time and from time to time, the Company and the Sponsor may mutually agree to reduce the Sponsor Commitment. The obligations of the Sponsor under this paragraph 7 will terminate automatically and immediately upon the valid termination of the Merger Agreement pursuant to its terms.

(b)Notices.

(i)On the date that is one (1) Business Day following the date by which the SPAC Stockholder Redemption is required to be completed in accordance with the terms of the Merger Agreement, SPAC shall deliver a written notice (the “SPAC Notice”) to the Sponsor and the Company, which shall include (A) the aggregate amount (in shares of and dollars) of redemption elections tendered by SPAC Stockholders in respect of such SPAC Stockholders’ SPAC Common Stock, and (B) the projected amount of Available Closing SPAC Cash at or immediately prior to the Closing after reduction for the aggregate amount of payments required to be made in connection with such SPAC Stockholder Redemption.

(ii)Following receipt of the SPAC Notice by the Sponsor and the Company, the Company shall deliver to the Sponsor a notice (the “Funding Notice”) specifying (A) the amount of the Sponsor Commitment that the Company requests the Sponsor to fund pursuant to this paragraph 7, which, for the avoidance of doubt, shall be an amount equal to: (I) $250,000,000 minus (II) the Available Closing SPAC Cash before any funding of the Sponsor Commitment (the “Sponsor Commitment Purchase Price”); provided, that the Sponsor Commitment Purchase Price shall not exceed $50,000,000, (B) the number of shares of SPAC Common Stock that the Company requires the Sponsor to purchase, at a purchase price of $10.00 per share, which shall be a number of shares equal to the Sponsor Commitment Purchase Price divided by $10.00 (rounded down to the nearest whole share); provided, that such number of shares of SPAC Common Stock shall not exceed 5,000,000, (C) the anticipated Closing Date, and (D) a statement from the Company that to the extent that the amount of Available Closing SPAC Cash is less than the Minimum Cash Condition, such Minimum Cash Condition shall be deemed waived by the Company effective as of the Closing Date (the “Minimum Cash Condition Waiver”); provided, further, if the aggregate Sponsor Commitment Purchase Price for the number of shares of SPAC Common Stock specified in the Funding Notice is not paid and the Minimum Cash Condition is not met, such Minimum Cash Condition Waiver shall be null and void.

(iii)Subject to the terms and conditions hereof, SPAC shall issue and sell to the Sponsor, and the Sponsor shall purchase from SPAC, on a private placement basis, the amount of shares of SPAC Common Stock set forth in the Funding Notice (the “Purchased Shares”). The Sponsor shall have registration rights with respect to the Purchased Shares commensurate with the registration rights provided in the Registration Rights Agreement that will be entered into by and among SPAC, the Company, the Sponsor and certain other parties thereto in connection with the consummation of the Transactions.

(c)Prior to the Closing Date, the Sponsor shall deliver to SPAC, to be held in escrow until the Closing, the aggregate Sponsor Commitment Purchase Price by wire transfer of dollars in immediately available funds to the account specified by SPAC against delivery by SPAC of the shares of SPAC Common Stock in accordance with the terms of this paragraph 7.

(d)The Sponsor hereby acknowledges and agrees that any SPAC Common Stock received by AltC Sponsor LLC, an Insider, or an Affiliate thereof pursuant to this paragraph 7 will be deemed to constitute additional Private Placement Shares and be subject to the terms and conditions as set forth in this Sponsor Agreement applicable to Private Placement Shares. The Sponsor hereby acknowledges and agrees that any purchase of SPAC Common Stock by Sponsor pursuant to this paragraph 7 will be deemed irrevocable in the event that the Closing occurs and any attempt by the Sponsor to refund or rescind all or any portion of the Sponsor Commitment Purchase Price (as specified in the Funding Notice) it is obligated to make to SPAC pursuant to this paragraph 7 prior to the valid termination of the Merger Agreement in accordance with its terms shall be deemed to be a breach of this Sponsor Agreement.

(e)The obligation of Sponsor to purchase shares of SPAC Common Stock under this paragraph 7 shall be subject to (i) the satisfaction (or waiver by SPAC) of the conditions set forth in Section 10.01 and Section 10.03 of the Merger Agreement (other than those conditions that by their terms are to be satisfied at the Closing), (ii) the substantially concurrent consummation of the Closing, and, (iii) if the Company waives the Minimum Cash Condition, the amount of the Available Closing SPAC Cash equals an amount of at least $125,000,000 (which such amount, for the avoidance of doubt, shall include the Sponsor Commitment Purchase Price to the extent actually funded). In the event the Closing does not occur on the anticipated Closing Date and the Merger Agreement is thereafter terminated in accordance with its terms, SPAC shall promptly (but no later than two (2) Business Days thereafter) return the Sponsor Commitment Purchase Price back to the Sponsor and cancel the corresponding shares of SPAC Common Stock.

8.The Sponsor and each Insider represents and warrants that it, he or she has never been suspended or expelled from membership in any securities or commodities exchange or association or had a securities or commodities license or registration denied, suspended or revoked. Each Insider represents that such Insider’s biographical information furnished to SPAC (including any such information included in the Proxy Statement) is true and accurate in all respects and does not omit any material information with respect to the Insider’s background. The Sponsor and each Insider represents and warrants that: it, he or she is not subject to or a respondent in any legal action for, any injunction, cease-and-desist order or order or stipulation to desist or refrain from any act or practice relating to the offering of securities in any jurisdiction; it, he or she has never been convicted of, or pleaded guilty to, any crime (i) involving fraud, (ii) relating to any financial transaction or handling of funds of another person, or (iii) pertaining to any dealings in any securities and it, he or she is not currently a defendant in any such criminal proceeding.

9.Except as disclosed on Schedule 6.08 (Brokers’ Fees) of the Merger Agreement, neither the Sponsor nor any Insider nor any Affiliate of the Sponsor or any Insider, nor any director or officer of SPAC, shall receive from SPAC any finder’s fee, reimbursement, consulting fee, monies in respect of any repayment of a loan or other compensation prior to, or in connection with any services rendered in order to effectuate the consummation of a Business Combination (regardless of the type of transaction that it is), other than the following, none of which will be made from the proceeds held in the Trust Account prior to the completion of the Business Combination and each of which shall, as of and in connection with the Closing, be paid off in full and no further liabilities or obligations in respect thereof shall be due and owing by SPAC or the Company or any of its Subsidiaries from and after the Closing; payment to an Affiliate of the Sponsor for office space and related support services for a total of $30,000 per month; reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and consummating a Business Combination; and repayment of loans, if any, and on such terms as to be determined by SPAC from time to time, made by the Sponsor or certain of SPAC’s officers and directors to finance transaction costs in connection with an intended Business Combination, provided that if SPAC does not consummate a Business Combination, a portion of the working capital held outside the Trust Account may be used by SPAC to repay such loaned amounts so long as no proceeds from the Trust Account are used for such repayment. Up to $1,500,000 of such loans may be convertible into shares (“Working Capital Shares”) of SPAC Common Stock at a price of $10.00 per share at the option of the lender. Any such shares will be identical to the Private Placement Shares. During the period commencing on the date hereof and ending on the earlier of (i) the consummation of the Closing and (ii) the valid termination of the Merger Agreement, the Sponsor and each Insider agrees not to enter into, modify or amend any Contract between or among the Sponsor, any Insider, anyone related by blood, marriage or adoption to any Insider or any Affiliate of any such Person (other than SPAC or any of its Subsidiaries), on the one hand, and SPAC or any of its Subsidiaries, on the other hand, that would contradict, limit, restrict or impair (x) any party’s ability to perform or satisfy any obligation under this Sponsor Agreement or (y) the Company’s, SPAC’s or Merger Sub’s ability to perform or satisfy any obligation under the Merger Agreement.

10.The Sponsor and each Insider has full right and power, without violating any agreement to which it is bound (including, without limitation, any non-competition or non-solicitation agreement with any employer or former employer), to enter into this Sponsor Agreement and, as applicable, to serve as an officer and/or a director on the board of directors of SPAC.

11.As used herein, the following terms shall have the respective meanings set forth below:

(a)“Business Combination” shall mean a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination, involving SPAC and one or more businesses;

(b)“Commission” shall mean the U.S. Securities and Exchange Commission;

(c)“First Vesting Price” shall mean $10.00;

(d)“Founder Shares” shall mean the 12,500,000 shares of SPAC Class B Common Stock owned by the Sponsor;

(e)“Fourth Vesting Price” shall mean $16.00;

(f)“Private Placement Shares” shall mean the 1,450,000 shares of SPAC’s Common Stock (as may be increased to 1,600,000 shares of SPAC’s Common Stock in accordance with paragraph 9 hereof) owned by the Sponsor;

(g)“Public Offering” shall mean the underwritten initial public offering of 50,000,000 shares of SPAC Common Stock;

(h)“Public Stockholders” shall mean the holders of securities issued in the Public Offering;

(i)“Second Vesting Price” shall mean $12.00;

(j)“SPAC Capital Stock” shall mean, collectively, the SPAC Common Stock, the Private Placement Shares and the Founder Shares;

(k)“SPAC Class B Common Stock” shall mean SPAC’s Class B common stock, par value $0.0001 per share;

(l)“SPAC Common Stock” shall mean SPAC’s Class A common stock, par value $0.0001 per share;

(m)“Third Vesting Price” shall mean $14.00;

(n)“Transfer” shall mean the, direct or indirect, voluntary or involuntary, (I) transfer, sale or assignment of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase, distribution or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act and the rules and regulations of the Commission promulgated thereunder with respect to, any security, (II) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (III) public announcement of any intention to effect any transaction specified in clause (I) or (II) above; and

(o)“Trust Account” shall mean the trust fund into which the net proceeds of the Public Offering and a portion of the proceeds from the sale of the Private Placement Shares were deposited.

12.This Sponsor Agreement and the other agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements, or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby, including, without limitation, the Prior Letter Agreements. This Sponsor Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by all parties hereto and the Company, it being acknowledged and agreed that the Company’s execution of such an instrument will not be required after any valid termination of the Merger Agreement.

13.Except as otherwise provided herein, no party hereto may assign either this Sponsor Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other parties and the Company (except that, following any valid termination of the Merger Agreement, no consent from the Company shall be required); provided, that, the Sponsor may assign and/or delegate all or a portion of its obligation to fund the Sponsor Commitment under Section 7 hereof to affiliated co-investors designated by it; provided, further, that, any such assignment by Sponsor shall not relieve Sponsor of its obligations to fund the Sponsor Commitment hereunder unless actually funded by such other affiliated co-investor. Any purported assignment in violation of this paragraph shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Sponsor Agreement shall be binding on SPAC, the Sponsor and each of the Insiders and each of their respective successors, heirs and assigns and permitted transferees.

14.Nothing in this Sponsor Agreement shall be construed to confer upon, or give to, any person or entity other than the parties hereto any right, remedy or claim under or by reason of this Sponsor Agreement or of any covenant, condition, stipulation, promise or agreement hereof. All covenants, conditions, stipulations, promises and agreements contained in this Sponsor Agreement shall be for the sole and exclusive benefit of SPAC, the Sponsor and the Insiders (and, prior to any valid termination of the Merger Agreement, the Company) and their successors, heirs, personal representatives and assigns and permitted transferees. Notwithstanding anything herein to the contrary, each of SPAC, the Sponsor and each Insider acknowledges and agrees that, until the valid termination of the Merger Agreement, the Company is an express third party beneficiary of this Sponsor Agreement and may directly enforce (including by an action for specific performance, injunctive relief or other equitable relief) each of the provisions set forth in this Sponsor Agreement as though directly party hereto.

15.This Sponsor Agreement may be executed in any number of original or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

16.This Sponsor Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Sponsor Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Sponsor Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

17.This Sponsor Agreement, and all claims or causes of action (each, an “Action”) based upon, arising out of, or related to this Sponsor Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction. Any Action based upon, arising out of or related to this Sponsor Agreement or the transactions contemplated hereby may be brought in federal and state courts located in the State of Delaware, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Sponsor Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this paragraph. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS SPONSOR AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

18.Any notice, consent or request to be given in connection with any of the terms or provisions of this Sponsor Agreement shall be in writing and shall be sent by express mail or similar private courier service, by certified mail (return receipt requested), by hand delivery or email transmission to the receiving party’s address or email address set forth above or on the receiving party’s signature page hereto; provided that any such notice, consent or request to be given to SPAC or the Company at any time prior to the valid termination of the Merger Agreement shall be given in accordance with the terms of Section 12.02 (Notices) of the Merger Agreement.

19.This Sponsor Agreement shall terminate on the earlier of (i) the later of (x) the expiration of the 24 Month Lock-Up Period, and (y) the vesting and/or forfeiture in full of all Founder Shares or shares of SPAC Common Stock issued or issuable upon the conversion of the Founder Shares owned by the Sponsor as of the Closing; and (ii) the liquidation of SPAC;

provided, however, that paragraph 4 of this Sponsor Agreement shall survive such liquidation for a period of six years; provided, further, that no such termination shall relieve the Sponsor, any Insider or SPAC from any liability resulting from a breach of this Sponsor Agreement occurring prior to such termination.

20.Each party hereto that is also a party to that certain Registration Rights Agreement, dated as of July 7, 2021, by and among SPAC and the Sponsor (the “Existing Registration Rights Agreement”) hereby agrees to terminate the Existing Registration Rights Agreement effective as of the Closing. On or about the Closing Date, the Sponsor shall deliver to SPAC the Registration Rights Agreement, duly executed by the Sponsor, in the form attached to the Merger Agreement.

21.Each of the Sponsor and the Insiders hereby represents and warrants (severally and not jointly as to itself, himself or herself only) to SPAC and the Company as follows: (i) if such Person is not an individual, it is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Sponsor Agreement and the consummation of the transactions contemplated hereby are within such Person’s corporate, limited liability company or organizational powers and have been duly authorized by all necessary corporate, limited liability company or organizational actions on the part of such Person; (ii) if such Person is an individual, such Person has full legal capacity, right and authority to execute and deliver this Sponsor Agreement and to perform his or her obligations hereunder; (iii) this Sponsor Agreement has been duly executed and delivered by such Person and, assuming due authorization, execution and delivery by the other parties to this Sponsor Agreement, this Sponsor Agreement constitutes a legally valid and binding obligation of such Person, enforceable against such Person in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies); (iv) the execution and delivery of this Sponsor Agreement by such Person does not, and the performance by such Person of his, her or its obligations hereunder will not, (A) if such Person is not an individual, conflict with or result in a violation of the organizational documents of such Person or (B) require any consent or approval that has not been given or other action that has not been taken by any third party (including under any Contract binding upon such Person or its, his or her Founder Shares or Private Placement Shares, as applicable), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such Person of its, his or her obligations under this Sponsor Agreement; (v) there are no Actions pending against such Person or, to the knowledge of such Person, threatened against such Person, before (or, in the case of threatened Actions, that would be before) any arbitrator or any Governmental Authority which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Person of such Person’s obligations under this Sponsor Agreement; (vi) except for fees described on Schedule 6.08 (Brokers’ Fees) of the Merger Agreement, no financial advisor, investment banker, broker, finder or other similar intermediary is entitled to any fee or commission from such Person, SPAC, any of its Subsidiaries or any of their respective Affiliates in connection with the Merger Agreement or this Sponsor Agreement or any of the respective transactions contemplated thereby and hereby, in each case, based upon any arrangement or agreement made by or, to the knowledge of such Person, on behalf of such Person, for which SPAC, the Company or any of their respective Affiliates would have any obligations or liabilities of any kind or nature; (vii) such Person has had the opportunity to read the Merger Agreement and this Sponsor Agreement and has had the opportunity to consult with its tax and legal advisors; (viii) such Person has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of such Person’s obligations hereunder; (ix) except as otherwise described in this Sponsor Agreement, such Person has the direct or indirect interest in all of its, his or her SPAC Common Stock, Founder Shares and Private Placement Shares, which are held through the Sponsor, the Sponsor has good title to all such Founder Shares and Private Placement Shares and any SPAC Common Stock held by the Sponsor, and there exist no Liens or any other limitation or restriction (including, without limitation, any restriction on the right to vote, sell or otherwise dispose of such securities (other than transfer restrictions under the Securities Act) affecting any such securities, other than pursuant to (A) this Sponsor Agreement, (B) the Charter, (C) the Merger Agreement, (D) the Existing Registration Rights Agreement, or (E) any applicable securities laws; (x) the Founder Shares and Private Placement Shares listed on Annex A are the only equity securities in SPAC (including, without limitation, any equity securities convertible into, or which can be exercised or exchanged for, equity securities of SPAC) owned of record or beneficially by such Person as of the date hereof and such Person has the sole power to dispose of (or sole power to cause the disposition of) and the sole power to vote (or sole power to direct the voting of) such Founder Shares and Private Placement Shares and none of such Founder Shares or Private Placement Shares is subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Founder Shares or Private Placement Shares, except as provided in this Sponsor Agreement.

22.If, and as often as, there are any changes in SPAC, the SPAC Common Stock, the Founder Shares or the Private Placement Shares by way of stock split, stock dividend, combination or reclassification, or through merger, consolidation, reorganization, recapitalization or business combination, or by any other means, equitable adjustment shall be made to the provisions of this Sponsor Agreement as may be required so that the rights, privileges, duties and obligations hereunder shall continue with respect to SPAC, SPAC’s successor or the surviving entity of such transaction, the SPAC Common Stock, the Founder Shares or the Private Placement Shares, each as so changed. For the avoidance of doubt, such equitable adjustment shall be made to the performance criteria set forth in paragraph 6(d).

23.Each of the parties hereto agrees to execute and deliver hereafter any further document, agreement or instrument of assignment, transfer or conveyance as may be necessary or desirable to effectuate the purposes hereof and as may be reasonably requested in writing by another party hereto.

[Signature Page Follows]

Sincerely,

SPONSOR:

ALTC SPONSOR LLC

By:	/s/ Jay Taragin
Name: Jay Taragin
Title: Authorized Person

[Signature Page to Sponsor Agreement]

INSIDERS:

By:	/s/ Sam Altman
Name: Sam Altman
	Address:	c/o AltC Acquisition Corp.
640 Fifth Avenue, 12th Floor
New York, NY 10019
Email: sam.hg.altman@gmail.com

By:	/s/ Michael Klein
Name: Michael Klein
	Address:	c/o AltC Acquisition Corp.
640 Fifth Avenue, 12th Floor
New York, NY 10019
Email: Michael.Klein@mkleinandcompany.com

By:	/s/ Jay Taragin
Name: Jay Taragin
	Address:	c/o AltC Acquisition Corp.
640 Fifth Avenue, 12th Floor
New York, NY 10019
Email: Jay.Taragin@mkleinandcompany.com

By:	/s/ Francis Frei
Name: Francis Frei
	Address:	c/o AltC Acquisition Corp.
640 Fifth Avenue, 12th Floor
New York, NY 10019
Email: francesfrei@gmail.com

By:	/s/ Allison Green
Name: Allison Green
	Address:	c/o AltC Acquisition Corp.
640 Fifth Avenue, 12th Floor
New York, NY 10019
Email: agreen@surocap.com

By:	/s/ Peter Lattman
Name: Peter Lattman
	Address:	c/o AltC Acquisition Corp.
640 Fifth Avenue, 12th Floor
New York, NY 10019
Email: peter@emersoncollective.com

By:	/s/ John L. Thornton
Name: John L. Thornton
	Address:	c/o AltC Acquisition Corp.
640 Fifth Avenue, 12th Floor
New York, NY 10019
Email: jthornton@asiasociety.org

[Signature Page to Sponsor Agreement]

FOR THE LIMITED PURPOSES SET FORTH IN PARAGRAPH 7

COMPANY:

OKLO INC.

By:	/s/ Jacob DeWitte
Name:	Jacob DeWitte
Title:	President and CEO

[Signature Page to Sponsor Agreement]

Acknowledged and Agreed:

ALTC ACQUISITION CORP.

By:	/s/ Jay Taragin
Name: Jay Taragin
Title: Chief Financial Officer

[Signature Page to Sponsor Agreement]

Annex A

	Founder Shares*	Vesting Founder Shares	Private Placement Shares
ALTC SPONSOR LLC	12,500,000	12,500,000 minus the Forfeited Shares (as defined in paragraph 6 above)	1,450,000 (provided the Private Placement Shares may be increased to up to 1,600,000 in accordance with paragraph 9 above)
Sam Altman**	—	—	—
Michael Klein***	—	—	—
Jay Taragin	—	—	—
Frances Frei	—	—	—
Allison Green	—	—	—
Peter Lattman	—	—	—
John Thornton	—	—	—

*Includes shares of SPAC Common Stock issued or issuable upon the conversion of the Founder Shares.

**	Sam Altman has an economic interest in shares of SPAC’s Common Stock through his ownership of a membership interest in AltC Sponsor LLC.
***	Michael Klein may be deemed to beneficially own the Founder Shares and Private Placement Shares owned by AltC Sponsor LLC.

ANNEX F — POST-CLOSING COMPANY 2023 EQUITY INCENTIVE PLAN

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OKLO INC.

2023 EQUITY INCENTIVE PLAN

(AS ADOPTED ON [              ], 2023)

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OKLO INC.

2023 EQUITY INCENTIVE PLAN

ARTICLE 1. INTRODUCTION.

The Board adopted the Plan to become effective immediately prior to the Closing (as defined in the Merger Agreement). The purpose of the Plan is to promote the long-term success of the Company and the creation of stockholder value by (a) encouraging Service Providers to focus on critical long-range corporate objectives, (b) encouraging the attraction and retention of Service Providers with exceptional qualifications and (c) linking Service Providers directly to stockholder interests through increased stock ownership. The Plan seeks to achieve this purpose by providing for Awards in the form of Options (which may be ISOs or NSOs), SARs, Restricted Shares and Restricted Stock Units. Capitalized terms used in this Plan are defined in Article 14.

ARTICLE 2. ADMINISTRATION.

2.1General. The Plan may be administered by the Board or one or more Committees to which the Board (or an authorized Board committee) has delegated authority. If administration is delegated to a Committee, the Committee shall have the powers theretofore possessed by the Board, including, to the extent permitted by applicable law, the power to delegate to a subcommittee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to either the Board or the Administrator shall hereafter also encompass the Committee or subcommittee, as applicable). The Board may abolish the Committee’s delegation at any time and the Board shall at all times also retain the authority it has delegated to the Committee. The Administrator shall comply with rules and regulations applicable to it, including under the rules of any exchange on which the Common Shares are traded, and shall have the authority and be responsible for such functions as have been assigned to it.

2.2Section 16. With respect to any Service Providers who are considered officers or directors of the Company under Section 16 of the Exchange Act, the transactions contemplated hereunder will be approved by the entire Board or a Committee of two or more “non-employee directors” within the meaning of Exchange Act Rule 16b-3.

2.3Powers of Administrator. Subject to the terms of the Plan, and in the case of a Committee, subject to the specific duties delegated to the Committee, the Administrator shall have the authority to (a) select the Service Providers who are to receive Awards under the Plan, (b) determine the type, number, vesting requirements and other features and conditions of such Awards, (c) interpret the Plan and Awards granted under the Plan, (d) determine whether, when and to what extent an Award has become vested and/or exercisable and whether any performance-based vesting conditions have been satisfied, (e) make, amend and rescind rules relating to the Plan and Awards granted under the Plan, including rules relating to sub-plans established for the purposes of satisfying applicable foreign laws or for qualifying for favorable tax treatment under applicable foreign laws, (f) impose such restrictions, conditions or limitations as it determines appropriate as to the timing and manner of any resales by a Participant of any Common Shares issued pursuant to an Award, including restrictions under an insider trading policy and restrictions as to the use of a specified brokerage firm for such resales, (g) correct any defect, supply any omission, or reconcile and inconsistency in the Plan or any Award Agreement and (h) make all other decisions relating to the operation of the Plan and Awards granted under the Plan. In addition, with regard to the terms and conditions of Awards granted to Service Providers outside of the United States, the Administrator may vary from the provisions of the Plan (other than any requiring stockholder approval pursuant to Section 13.3) to the extent it determines it necessary and appropriate to do so.

2.4Effect of Administrator’s Decisions. The Administrator’s decisions, determinations and interpretations shall be final and binding on all interested parties.

2.5Governing Law. The Plan shall be governed by, and construed in accordance with, the laws of the State of Delaware (except its choice-of-law provisions).

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ARTICLE 3. SHARES AVAILABLE FOR GRANTS.

3.1Basic Limitation. Common Shares issued pursuant to the Plan may be authorized but unissued shares or treasury shares. The aggregate number of Common Shares issued under the Plan shall not exceed the sum of (a) [            ] Common Shares, (b) any Common Shares subject to awards granted under the Predecessor Plan (and assumed by the Company pursuant to the Merger Agreement) that are outstanding on the Business Combination Date and that subsequently are forfeited, expire or lapse unexercised or unsettled and Common Shares issued pursuant to awards assumed in connection with the Business Combination Date and that are subsequently forfeited to or reacquired by the Company and (c) the additional Common Shares described in Articles 3.2 and 3.3. The Company shall reserve and keep available such number of Common Shares as will be sufficient to satisfy the requirements of the Plan. The numerical limitations in this Article 3.1 shall be subject to adjustment pursuant to Article 9.

3.2Annual Increase in Shares. On the first day of each January during the term of the Plan, commencing on January 1, 2024 and ending on (and including) January 1, 2033, the aggregate number of Common Shares that may be issued under the Plan shall automatically increase by a number equal to the lesser of (a)     % of the total number of Common Shares actually issued and outstanding on the last day of the preceding fiscal year or (b) a number of Common Shares determined by the Board.

3.3Shares Returned to Reserve. To the extent that Options, SARs, Restricted Stock Units or other Awards are forfeited, cancelled or expire for any reason before being exercised or settled in full, the Common Shares subject to such Awards shall again become available for issuance under the Plan. If SARs are exercised or Restricted Stock Units are settled, then only the number of Common Shares (if any) actually issued to the Participant upon exercise of such SARs or settlement of such Restricted Stock Units, as applicable, shall reduce the number of Common Shares available under Article 3.1 and the balance shall again become available for issuance under the Plan. If Restricted Shares or Common Shares issued upon the exercise of Options are reacquired by the Company pursuant to a forfeiture provision, repurchase right or for any other reason, then such Common Shares shall again become available for issuance under the Plan. Common Shares applied to pay the Exercise Price of Options or to satisfy tax withholding obligations related to any Award shall again become available for issuance under the Plan. To the extent that an Award is settled in cash rather than Common Shares, the cash settlement shall not reduce the number of Shares available for issuance under the Plan.

3.4Awards Not Reducing Share Reserve. To the extent permitted under applicable exchange listing requirements, any dividend equivalents paid or credited under the Plan with respect to Restricted Stock Units shall not be applied against the number of Common Shares that may be issued under the Plan, whether or not such dividend equivalents are converted into Restricted Stock Units. In addition, Common Shares subject to Substitute Awards granted by the Company shall not reduce the number of Common Shares that may be issued under Article 3.1, nor shall shares subject to Substitute Awards again be available for Awards under the Plan in the event of any forfeiture, expiration or cash settlement of such Substitute Awards.

3.5Code Section 422 and Other Limits. Subject to adjustment in accordance with Article 9:

(a)No more than       Common Shares (subject to adjustment pursuant to Article 9) may be issued under the Plan upon the exercise of ISOs.

(b)The aggregate grant date fair value of Awards granted to an Outside Director during any one fiscal year of the Company, together with the value of any cash compensation paid to the Outside Director during such fiscal year, may not exceed $     (on a per-Director basis); provided however that the limitation that will apply in the fiscal year in which the Outside Director is initially appointed or elected to the Board shall be $    . For purposes of this limitation, the grant date fair value of an Award shall be determined in accordance with the assumptions that the Company uses to estimate the value of share-based payments for financial reporting purposes. For the sake of clarity, neither Awards granted, nor cash compensation paid, to an individual for his or her service as an Employee or Consultant, but not as an Outside Director, shall count towards this limitation.

ARTICLE 4. ELIGIBILITY.

4.1Incentive Stock Options. Only Employees who are common-law employees of the Company, a Parent or a Subsidiary shall be eligible for the grant of ISOs. In addition, an Employee who owns more than 10% of the total combined voting power of all classes of outstanding stock of the Company or any of its Parents or Subsidiaries shall not be eligible for the grant of an ISO unless the additional requirements set forth in Code Section 422(c)(5) are satisfied.

4.2Other Awards. Awards other than ISOs may be granted to both Employees and other Service Providers.

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ARTICLE 5. OPTIONS.

5.1Stock Option Agreement. Each grant of an Option under the Plan shall be evidenced by a Stock Option Agreement between the Optionee and the Company. Such Option shall be subject to all applicable terms of the Plan and may be subject to any other terms that are not inconsistent with the Plan. The Stock Option Agreement shall specify whether the Option is intended to be an ISO or an NSO. The provisions of the various Stock Option Agreements entered into under the Plan need not be identical.

5.2Number of Shares. Each Stock Option Agreement shall specify the number of Common Shares subject to the Option, which number shall adjust in accordance with Article 9.

5.3Exercise Price. Each Stock Option Agreement shall specify the Exercise Price, which shall not be less than 100% of the Fair Market Value of a Common Share on the date of grant. The preceding sentence shall not apply to an Option that is a Substitute Award granted in a manner that would satisfy the requirements of Code Section 409A and, if applicable, Code Section 424(a).

5.4Exercisability and Term. Each Stock Option Agreement shall specify the date or event when all or any installment of the Option is to become vested and/or exercisable. The vesting and exercisability conditions applicable to the Option may include service-based conditions, performance-based conditions, such other conditions as the Administrator may determine, or any combination of such conditions. The Stock Option Agreement shall also specify the term of the Option; provided that, except to the extent necessary to comply with applicable foreign law, the term of an Option shall in no event exceed 10 years from the date of grant. A Stock Option Agreement may provide for accelerated vesting and/or exercisability upon certain specified events and may provide for expiration prior to the end of its term in the event of the termination of the Optionee’s service.

5.5Death of Optionee. After an Optionee’s death, any vested and exercisable Options held by such Optionee may be exercised by his or her beneficiary or beneficiaries. Each Optionee may designate one or more beneficiaries for this purpose by filing the prescribed form with the Company. A beneficiary designation may be changed by filing the prescribed form with the Company at any time before the Optionee’s death. If no beneficiary was designated or if no designated beneficiary survives the Optionee, then any vested and exercisable Options held by the Optionee may be exercised by his or her estate.

5.6Modification or Assumption of Options. Within the limitations of the Plan, the Administrator may modify, reprice, extend or assume outstanding options or may accept the cancellation of outstanding options (to the extent not previously exercised), whether granted by the Company or by another issuer, in return for the grant of new Options for the same or a different number of shares and at the same or a different exercise price or in return for the grant of a different type of Award. The foregoing notwithstanding, no modification of an Option shall, without the consent of the Optionee, materially impair his or her rights or obligations under such Option; provided, however, that an amendment or modification that may cause an ISO to become a NSO, and any amendment or modification that is required to comply with the rules applicable to ISOs, shall not be treated as materially impairing the rights or obligations of the Optionee.

5.7Buyout Provisions. The Administrator may at any time (a) offer to buy out for a payment in cash or cash equivalents an Option previously granted or (b) authorize an Optionee to elect to cash out an Option previously granted, in either case at such time and based upon such terms and conditions as the Administrator shall establish.

5.8Payment for Option Shares. The entire Exercise Price of Common Shares issued upon exercise of Options shall be payable in cash or cash equivalents at the time when such Common Shares are purchased. In addition, the Administrator may, in its sole discretion and to the extent permitted by applicable law, accept payment of all or a portion of the Exercise Price through any one or a combination of the following forms or methods:

(a)Subject to any conditions or limitations established by the Administrator, by surrendering, or attesting to the ownership of, Common Shares that are already owned by the Optionee with a value on the date of surrender equal to the aggregate exercise price of the Common Shares as to which such Option will be exercised;

(b)By delivering (on a form prescribed by the Company) an irrevocable direction to a securities broker approved by the Company to sell all or part of the Common Shares being purchased under the Plan and to deliver all or part of the sales proceeds to the Company;

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(c)Subject to such conditions and requirements as the Administrator may impose from time to time, through a net exercise procedure; or

(d)Through any other form or method consistent with applicable laws, regulations and rules.

ARTICLE 6. STOCK APPRECIATION RIGHTS.

6.1SAR Agreement. Each grant of a SAR under the Plan shall be evidenced by a SAR Agreement between the Optionee and the Company. Such SAR shall be subject to all applicable terms of the Plan and may be subject to any other terms that are not inconsistent with the Plan. The provisions of the various SAR Agreements entered into under the Plan need not be identical.

6.2Number of Shares. Each SAR Agreement shall specify the number of Common Shares to which the SAR pertains, which number shall adjust in accordance with Article 9.

6.3Exercise Price. Each SAR Agreement shall specify the Exercise Price, which shall in no event be less than 100% of the Fair Market Value of a Common Share on the date of grant. The preceding sentence shall not apply to a SAR that is a Substitute Award granted in a manner that would satisfy the requirements of Code Section 409A.

6.4Exercisability and Term. Each SAR Agreement shall specify the date or event when all or any installment of the SAR is to become vested and exercisable. The vesting and exercisability conditions applicable to the SAR may include service-based conditions, performance-based conditions, such other conditions as the Administrator may determine, or any combination thereof. The SAR Agreement shall also specify the term of the SAR; provided that except to the extent necessary to comply with applicable foreign law, the term of a SAR shall not exceed 10 years from the date of grant. A SAR Agreement may provide for accelerated vesting and exercisability upon certain specified events and may provide for expiration prior to the end of its term in the event of the termination of the Optionee’s service.

6.5Exercise of SARs. Upon exercise of a SAR, the Optionee (or any person having the right to exercise the SAR after his or her death) shall receive from the Company (a) Common Shares, (b) cash or (c) a combination of Common Shares and cash, as the Administrator shall determine. The amount of cash and/or the Fair Market Value of Common Shares received upon exercise of SARs shall, in the aggregate, not exceed the amount by which the Fair Market Value (on the date of surrender) of the Common Shares subject to the SARs exceeds the Exercise Price. If, on the date when a SAR expires, the Exercise Price is less than the Fair Market Value on such date but any portion of such SAR has not been exercised or surrendered, then such SAR shall automatically be deemed to be exercised as of such date with respect to such portion. A SAR Agreement may also provide for an automatic exercise of the SAR on an earlier date.

6.6Death of Optionee. After an Optionee’s death, any vested and exercisable SARs held by such Optionee may be exercised by his or her beneficiary or beneficiaries. Each Optionee may designate one or more beneficiaries for this purpose by filing the prescribed form with the Company. A beneficiary designation may be changed by filing the prescribed form with the Company at any time before the Optionee’s death. If no beneficiary was designated or if no designated beneficiary survives the Optionee, then any vested and exercisable SARs held by the Optionee at the time of his or her death may be exercised by his or her estate.

6.7Modification or Assumption of SARs. Within the limitations of the Plan, the Administrator may modify, reprice, extend or assume outstanding stock appreciation rights or may accept the cancellation of outstanding stock appreciation rights (to the extent not previously exercised), whether granted by the Company or by another issuer, in return for the grant of new SARs for the same or a different number of shares and at the same or a different exercise price or in return for the grant of a different type of Award. The foregoing notwithstanding, no modification of a SAR shall, without the consent of the Optionee, materially impair such Optionee’s rights or obligations under such SAR.

ARTICLE 7. RESTRICTED SHARES.

7.1Restricted Stock Agreement. Each grant of Restricted Shares under the Plan shall be evidenced by a Restricted Stock Agreement between the recipient and the Company. Such Restricted Shares shall be subject to all applicable terms of the Plan and may be subject to any other terms that are not inconsistent with the Plan. The provisions of the various Restricted Stock Agreements entered into under the Plan need not be identical.

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7.2Payment for Awards. Restricted Shares may be sold or awarded under the Plan for such consideration as the Administrator may determine, including (without limitation) cash, cash equivalents, property, cancellation of other equity awards, promissory notes, past services and future services, and such other methods of payment as are permitted by applicable law.

7.3Vesting Conditions. Each Award of Restricted Shares may or may not be subject to vesting and/or other conditions as the Administrator may determine. Vesting shall occur, in full or in installments, upon satisfaction of the conditions specified in the Restricted Stock Agreement. Vesting conditions may include service-based conditions, performance-based conditions, such other conditions as the Administrator may determine, or any combination thereof. A Restricted Stock Agreement may provide for accelerated vesting upon certain specified events.

7.4Voting and Dividend Rights. The holders of Restricted Shares awarded under the Plan shall have the same voting, dividend and other rights as the Company’s other stockholders, unless the Administrator otherwise provides. A Restricted Stock Agreement, however, may require that any cash dividends paid on Restricted Shares (a) be accumulated and paid when such Restricted Shares vest, or (b) be invested in additional Restricted Shares. Such additional Restricted Shares shall be subject to the same conditions and restrictions as the shares subject to the Award with respect to which the dividends were paid. In addition, unless the Administrator provides otherwise, if any dividends or other distributions are paid in Common Shares, such Common Shares shall be subject to the same restrictions on transferability and forfeitability as the Restricted Shares with respect to which they were paid.

7.5Modification or Assumption of Restricted Shares. Within the limitations of the Plan, the Administrator may modify or assume outstanding Restricted Shares or may accept the cancellation of outstanding restricted shares (whether granted by the Company or by another issuer) in return for the grant of new Restricted Shares for the same or a different number of shares or in return for the grant of a different type of Award. The foregoing notwithstanding, no modification of Restricted Shares shall, without the consent of the Participant, materially impair his or her rights or obligations under such Restricted Shares.

ARTICLE 8. RESTRICTED STOCK UNITS.

8.1Restricted Stock Unit Agreement. Each grant of Restricted Stock Units under the Plan shall be evidenced by a Restricted Stock Unit Agreement between the recipient and the Company. Such Restricted Stock Units shall be subject to all applicable terms of the Plan and may be subject to any other terms that are not inconsistent with the Plan. The provisions of the various Restricted Stock Unit Agreements entered into under the Plan need not be identical.

8.2Payment for Awards. To the extent that an Award is granted in the form of Restricted Stock Units, no cash consideration shall be required of the Award recipients.

8.3Vesting Conditions. Each Award of Restricted Stock Units may or may not be subject to vesting, as determined by the Administrator. Vesting shall occur, in full or in installments, upon satisfaction of the conditions specified in the Restricted Stock Unit Agreement. Vesting conditions may include service-based conditions, performance-based conditions, such other conditions as the Administrator may determine, or any combination thereof. A Restricted Stock Unit Agreement may provide for accelerated vesting upon certain specified events.

8.4Voting and Dividend Rights. The holders of Restricted Stock Units shall have no voting rights. Prior to settlement or forfeiture, Restricted Stock Units awarded under the Plan may, at the Administrator’s discretion, provide for a right to dividend equivalents. Such right entitles the holder to be credited with an amount equal to all cash dividends paid on one Common Share while the Restricted Stock Unit is outstanding. Dividend equivalents may be converted into additional Restricted Stock Units. Settlement of dividend equivalents may be made in the form of cash, in the form of Common Shares, or in a combination of both. Prior to distribution, any dividend equivalents shall be subject to the same conditions and restrictions as the Restricted Stock Units to which they attach.

8.5Form and Time of Settlement of Restricted Stock Units. Settlement of vested Restricted Stock Units may be made in the form of (a) cash, (b) Common Shares or (c) any combination of both, as determined by the Administrator. The actual number of Restricted Stock Units eligible for settlement may be larger or smaller than the number included in the original Award, based on predetermined performance factors. Methods of converting Restricted Stock Units into cash may include (without limitation) a method based on the average value of Common Shares over a series of trading days. Vested Restricted Stock Units shall be settled in such manner and at such time(s) as specified in the Restricted Stock Unit Agreement. Until an Award of Restricted Stock Units is settled, the number of such Restricted Stock Units shall be subject to adjustment pursuant to Article 9.

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8.6Death of Recipient. Any Restricted Stock Units that become payable after the recipient’s death shall be distributed to the recipient’s beneficiary or beneficiaries. Each recipient of Restricted Stock Units under the Plan may designate one or more beneficiaries for this purpose by filing the prescribed form with the Company. A beneficiary designation may be changed by filing the prescribed form with the Company at any time before the Award recipient’s death. If no beneficiary was designated or if no designated beneficiary survives the Award recipient, then any Restricted Stock Units that become payable after the recipient’s death shall be distributed to the recipient’s estate.

8.7Modification or Assumption of Restricted Stock Units. Within the limitations of the Plan, the Administrator may modify or assume outstanding restricted stock units or may accept the cancellation of outstanding restricted stock units (whether granted by the Company or by another issuer) in return for the grant of new Restricted Stock Units for the same or a different number of shares or in return for the grant of a different type of Award. The foregoing notwithstanding, no modification of a Restricted Stock Unit shall, without the consent of the Participant, materially impair his or her rights or obligations under such Restricted Stock Unit.

8.8Creditors’ Rights. A holder of Restricted Stock Units shall have no rights other than those of a general creditor of the Company. Restricted Stock Units represent an unfunded and unsecured obligation of the Company, subject to the terms and conditions of the applicable Restricted Stock Unit Agreement.

ARTICLE 9.ADJUSTMENTS; DISSOLUTIONS AND LIQUIDATIONS; CORPORATE TRANSACTIONS.

9.1Adjustments. In the event of a subdivision of the outstanding Common Shares, a declaration of a dividend payable in Common Shares, a combination or consolidation of the outstanding Common Shares (by reclassification or otherwise) into a lesser number of Common Shares or any other increase or decrease in the number of issued Common Shares effected without receipt of consideration by the Company, proportionate adjustments shall be made to the following:

(a)The number and kind of shares available for issuance under Article 3, including the numerical share limits in Articles 3.1, 3.2 and 3.5;

(b)The number and kind of shares covered by each outstanding Option, SAR, and Restricted Stock Unit; and/or

(c)The Exercise Price applicable to each outstanding Option and SAR, and the repurchase price, if any, applicable to Restricted Shares.

In the event of a declaration of an extraordinary dividend payable in a form other than Common Shares in an amount that has a material effect on the price of Common Shares, a recapitalization, a spin-off or a similar occurrence, the Administrator may make such adjustments as it, in its sole discretion, deems appropriate to the foregoing. Any adjustment in the number of shares subject to an Award under this Article 9.1 shall be rounded down to the nearest whole share, although the Administrator in its sole discretion may make a cash payment in lieu of a fractional share. Except as provided in this Article 9, a Participant shall have no rights by reason of any issuance by the Company of stock of any class or securities convertible into stock of any class, any subdivision or consolidation of shares of stock of any class, the payment of any stock dividend or any other increase or decrease in the number of shares of stock of any class.

9.2Dissolution or Liquidation. To the extent not previously exercised or settled, Options, SARs and Restricted Stock Units shall terminate immediately prior to the dissolution or liquidation of the Company.

9.3Corporate Transactions. In the event that the Company is a party to a merger, consolidation, or a Change in Control (other than one described in Article 14.7(d)), all Common Shares acquired under the Plan and all Awards outstanding on the effective date of the transaction shall be treated in the manner described in the definitive transaction agreement (or, in the event the transaction does not entail a definitive agreement to which the Company is party, in the manner determined by the Administrator, with such determination having final and binding effect on all parties), which agreement or determination need not treat all Awards (or portions thereof) in an identical manner. Unless an Award Agreement provides otherwise, the treatment specified in the transaction agreement or by the Administrator may include (without limitation) one or more of the following with respect to each outstanding Award:

(a)The continuation of such outstanding Award by the Company (if the Company is the surviving entity);

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(b)The assumption of such outstanding Award by the surviving entity or its parent, provided that the assumption of an Option or a SAR shall comply with applicable tax requirements;

(c)The substitution by the surviving entity or its parent of an equivalent award for such outstanding Award (including, but not limited to, an award to acquire the same consideration paid to the holders of Common Shares in the transaction), provided that the substitution of an Option or a SAR shall comply with applicable tax requirements;

(d)In the case of an Option or SAR, the cancellation of such Award without payment of any consideration. An Optionee shall be able to exercise his or her outstanding Option or SAR, to the extent such Option or SAR is then vested or becomes vested as of the effective time of the transaction, during a period of not less than five full business days preceding the closing date of the transaction, unless (i) a shorter period is required to permit a timely closing of the transaction and (ii) such shorter period still offers the Optionee a reasonable opportunity to exercise such Option or SAR. Any exercise of such Option or SAR during such period may be contingent on the closing of the transaction;

(e)The cancellation of such Award and a payment to the Participant with respect to each share subject to the portion of the Award that is vested or becomes vested as of the effective time of the transaction equal to the excess of (A) the value, as determined by the Administrator in its absolute discretion, of the property (including cash) received by the holder of a Common Share as a result of the transaction, over (if applicable) (B) the per-share Exercise Price of such Award (such excess, if any, the “Spread”). Such payment shall be made in the form of cash, cash equivalents, or securities of the surviving entity or its parent having a value equal to the Spread. In addition, any escrow, holdback, earn-out or similar provisions in the transaction agreement may apply to such payment to the same extent and in the same manner as such provisions apply to the holders of Common Shares. If the Spread applicable to an Award (whether or not vested) is zero or a negative number, then the Award may be cancelled without making a payment to the Participant. In the event that an Award is subject to Code Section 409A, the payment described in this clause (e) shall be made on the settlement date specified in the applicable Award Agreement, provided that settlement may be accelerated in accordance with Treasury Regulation Section 1.409A-3(j)(4); or

(f)The assignment of any reacquisition or repurchase rights held by the Company in respect of an Award of Restricted Shares to the surviving entity or its parent, with corresponding proportionate adjustments made to the price per share to be paid upon exercise of any such reacquisition or repurchase rights.

Unless an Award Agreement provides otherwise, each outstanding Award held by a Participant who remains a Service Provider as of the effective time of a merger, consolidation or Change in Control (other than one described in Article 14.7(d)) (a “Current Participant”) shall become fully vested and, if applicable, exercisable immediately prior to the effective time of the transaction and, in the case of an Award subject to performance-based vesting conditions, such performance-based vesting conditions shall be deemed achieved at 100% of target levels. However, the prior sentence shall not apply, and an outstanding Award shall not become vested and, if applicable, exercisable, if and to the extent the Award is continued, assumed or substituted as provided for in clauses (a), (b) or (c) above. In addition, the prior two sentences shall not apply to an Award held by a Participant who is not a Current Participant unless an Award Agreement provides otherwise or unless the Company and the acquirer agree otherwise.

For avoidance of doubt, the Administrator shall have the discretion, exercisable either at the time an Award is granted or at any time while the Award remains outstanding, to provide for the acceleration of vesting upon the occurrence of a Change in Control, whether or not the Award is to be assumed or replaced in the transaction, or in connection with a termination of the Participant’s service following a transaction.

Any action taken under this Article 9.3 shall either preserve an Award’s status as exempt from Code Section 409A or comply with Code Section 409A.

ARTICLE 10.OTHER AWARDS.

Subject in all events to the limitations under Article 3 above as to the number of Common Shares available for issuance under this Plan, the Company may grant other forms of Awards not specifically described herein and may grant awards under other plans or programs, where such awards are settled in the form of Common Shares issued under this Plan. Such Common Shares shall be treated for all purposes under the Plan like Common Shares issued in settlement of Restricted Stock Units and shall, when issued, reduce the number of Common Shares available under Article 3.

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ARTICLE 11.LIMITATION ON RIGHTS.

11.1  Retention Rights. Neither the Plan nor any Award granted under the Plan shall be deemed to give any individual a right to remain a Service Provider. The Company and its Parents, Subsidiaries and Affiliates reserve the right to terminate the service of any Service Provider at any time, with or without cause, subject to applicable laws, the Company’s certificate of incorporation and by-laws and a written employment agreement (if any).

11.2  Stockholders’ Rights. Except as set forth in Article 7.4 or 8.4 above, a Participant shall have no dividend rights, voting rights or other rights as a stockholder with respect to any Common Shares covered by his or her Award prior to the time when a stock certificate for such Common Shares is issued or, if applicable, the time when he or she becomes entitled to receive such Common Shares by filing any required notice of exercise and paying any required Exercise Price. No adjustment shall be made for cash dividends or other rights for which the record date is prior to such time, except as expressly provided in the Plan.

11.3  Regulatory Requirements. Any other provision of the Plan notwithstanding, the obligation of the Company to issue Common Shares under the Plan shall be subject to all applicable laws, rules and regulations and such approval by any regulatory body as may be required. The Company reserves the right to restrict, in whole or in part, the delivery of Common Shares pursuant to any Award prior to the satisfaction of all legal requirements relating to the issuance of such Common Shares, to their registration, qualification or listing or to an exemption from registration, qualification or listing. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed necessary by the Company’s counsel to be necessary to the lawful issuance and sale of any Common Shares hereunder, will relieve the Company of any liability in respect of the failure to issue or sell such Common Shares as to which such requisite authority will not have been obtained.

11.4  Transferability of Awards. The Administrator may, in its sole discretion, permit transfer of an Award in a manner consistent with applicable law. Unless otherwise set forth in an Award Agreement, no Award, nor any interest in such Award, may be sold, assigned, conveyed, gifted, pledged, hypothecated or otherwise transferred in any manner, other than by (a) beneficiary designation, (b) a will or (c) the laws of descent and distribution; provided that, in any event, an ISO may only be transferred by will or by the laws of descent and distribution and may be exercised during the lifetime of the Optionee only by the Optionee or by the Optionee’s guardian or legal representative. Any transferee shall be bound by and subject to all of the terms and conditions of the Plan and the Award Agreement relating to the transferred Award and shall execute an agreement satisfactory to the Company evidencing such obligations.

11.5  Recoupment Policy. All Awards granted under the Plan, all amounts paid under the Plan and all Common Shares issued under the Plan shall be subject to recoupment, clawback or recovery by the Company in accordance with applicable law and with Company policy (whenever adopted) regarding same, whether or not such policy is intended to satisfy the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Sarbanes-Oxley Act, or other applicable law, as well as any implementing regulations and/or listing standards thereunder.

11.6  Other Conditions and Restrictions on Common Shares. Any Common Shares issued under the Plan shall be subject to such forfeiture conditions, rights of repurchase, rights of first refusal, other transfer restrictions and such other terms and conditions as the Administrator may determine. Such conditions and restrictions shall be set forth in the applicable Award Agreement and shall apply in addition to any restrictions that may apply to holders of Common Shares generally. In addition, Common Shares issued under the Plan shall be subject to such conditions and restrictions imposed either by applicable law or by Company policy, as adopted from time to time, designed to ensure compliance with applicable law or laws with which the Company determines in its sole discretion to comply including in order to maintain any statutory, regulatory or tax advantage.

11.7  Non-Uniform Determinations. The Committee’s determinations under the Plan and Award Agreements need not be uniform and any such determinations may be made by it selectively among persons who receive, or are eligible to receive, Awards under the Plan (whether or not such persons are similarly situated). Without limiting the generality of the foregoing, the Committee will be entitled, among other things, to make non-uniform and selective determinations under Award Agreements, and to enter into non-uniform and selective Award Agreements, as to (a) the persons to receive Awards, (b) the terms and provisions of Awards and (c) whether a Participant remains a Service Provider for purposes of the Plan.

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ARTICLE 12.TAXES.

12.1  General. It is a condition to each Award under the Plan that a Participant or his or her successor shall make arrangements satisfactory to the Company for the satisfaction of any federal, state, local or foreign withholding tax obligations that arise in connection with any Award granted under the Plan. The Company shall not be required to issue any Common Shares or make any cash payment under the Plan unless such obligations are satisfied.

12.2  Share Withholding. To the extent that applicable law subjects a Participant to tax withholding obligations, the Administrator may permit such Participant to satisfy all or part of such obligations by having the Company withhold all or a portion of any Common Shares that otherwise would be issued to him or her or by surrendering all or a portion of any Common Shares that he or she previously acquired. Such Common Shares shall be valued on the date when they are withheld or surrendered. Any payment of taxes by assigning Common Shares to the Company may be subject to restrictions including any restrictions required by the SEC, accounting or other rules.

12.3  Section 409A Matters. Except as otherwise expressly set forth in an Award Agreement, it is intended that Awards granted under the Plan either be exempt from, or comply with, the requirements of Code Section 409A. To the extent an Award is subject to Code Section 409A (a “409A Award”), the terms of the Plan, the Award and any written agreement governing the Award shall be interpreted to comply with the requirements of Code Section 409A so that the Award is not subject to additional tax or interest under Code Section 409A, unless the Administrator expressly provides otherwise. A 409A Award shall be subject to such additional rules and requirements as specified by the Administrator from time to time in order for it to comply with the requirements of Code Section 409A. In this regard, if any amount under a 409A Award is payable upon a “separation from service” to an individual who is considered a “specified employee” (as each term is defined under Code Section 409A), then no such payment shall be made prior to the date that is the earlier of (i) six months and one day after the Participant’s separation from service or (ii) the Participant’s death, but only to the extent such delay is necessary to prevent such payment from being subject to Code Section 409A(a)(1).

12.4  Limitation on Liability. Neither the Company nor any person serving as Administrator shall have any liability to a Participant in the event an Award held by the Participant fails to achieve its intended characterization under applicable tax law.

ARTICLE 13.FUTURE OF THE PLAN.

13.1  Term of the Plan. The Plan, as set forth herein, shall become effective on the date of its adoption by the Board, subject to approval of the Company’s stockholders under Article 13.3 below. The Plan shall terminate automatically 10 years after the date when the Board adopted the Plan.

13.2  Amendment or Termination. The Board may, at any time and for any reason, amend or terminate the Plan. No Awards shall be granted under the Plan after the termination thereof. The termination of the Plan, or any amendment thereof, shall not affect any Award previously granted under the Plan.

13.3  Stockholder Approval. To the extent required by applicable law, the Plan will be subject to the approval of the Company’s stockholders within 12 months of its adoption date. An amendment of the Plan shall be subject to the approval of the Company’s stockholders only to the extent required by applicable laws, regulations or rules.

ARTICLE 14.DEFINITIONS.

14.1  “Administrator” means the Board or the Committee administering the Plan in accordance with Article 2.

14.2  “Affiliate” means any entity other than a Subsidiary, if the Company and/or one or more Subsidiaries own not less than 50% of such entity.

14.3  “Award” means any award granted under the Plan, including as an Option, a SAR, a Restricted Share award, a Restricted Stock Unit award or another form of equity-based compensation award.

14.4  “Award Agreement” means a Stock Option Agreement, a SAR Agreement, a Restricted Stock Agreement, a Restricted Stock Unit Agreement or such other agreement evidencing an Award granted under the Plan.

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14.5  “Board” means the Company’s Board of Directors, as constituted from time to time and, where the context so requires, reference to the “Board” may refer to the Committee to whom the Board has delegated authority to administer any aspect of this Plan.

14.6  “Business Combination Date” means the date of the closing of the merger contemplated by the Merger Agreement.

14.7  “Change in Control” means:

(a)Any “person” becomes the “beneficial owner” (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the total voting power represented by the Company’s then-outstanding voting securities;

(b)The consummation of the sale or disposition by the Company of all or substantially all of the Company’s assets;

(c)The consummation of a merger or consolidation of the Company with or into any other entity, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) more than fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or its parent outstanding immediately after such merger or consolidation; or

(d)Individuals who are members of the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the members of the Board over a period of 12 months; provided, however, that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member shall, for purposes of this Plan, be considered as a member of the Incumbent Board; provided, further, that no individual initially elected or nominated as a director of the Company as a result of an actual or publicly threatened election contest with respect to directors or as a result of any other actual or publicly threatened solicitation of proxies by or on behalf of any person other than the Board shall, for purposes of this Plan, be deemed to be a member of the Incumbent Board.

For purposes of Section 14.7(a), the term “person” shall have the same meaning as when used in Section 13(d) and 14(d) of the Exchange Act, but shall exclude (1) a trustee or other fiduciary holding securities under an employee benefit plan maintained by the Company or a Parent or Subsidiary and (2) a corporation owned directly or indirectly by the stockholders of the Company in substantially the same proportion as their ownership of the Common Shares.

A transaction shall not constitute a Change in Control if its sole purpose is to change the state of the Company’s incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company’s securities immediately before such transaction. In addition, if a Change in Control constitutes a payment event with respect to any Award which provides for a deferral of compensation and is subject to Code Section 409A, then notwithstanding anything to the contrary in the Plan or applicable Award Agreement the transaction with respect to such Award must also constitute a “change in control event” as defined in Treasury Regulation Section 1.409A-3(i)(5) to the extent required by Code Section 409A.

14.8  “Code” means the Internal Revenue Code of 1986, as amended.

14.9  “Committee” means a committee of one or more members of the Board, or of other individuals satisfying applicable laws, appointed by the Board to administer the Plan.

14.10  “Common Share” means one share of the Company’s common stock.

14.11  “Company” means Oklo Inc., a Delaware corporation.

14.12  “Consultant” means a consultant or adviser who provides bona fide services to the Company, a Parent, a Subsidiary or an Affiliate as an independent contractor and who qualifies as a consultant or advisor under Instruction A.1.(a)(1) of Form S-8 under the Securities Act.

14.13  “Employee” means a common-law employee of the Company, a Parent, a Subsidiary or an Affiliate.

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14.14  “Exchange Act” means the Securities Exchange Act of 1934, as amended.

14.15  “Exercise Price,” in the case of an Option, means the amount for which one Common Share may be purchased upon exercise of such Option, as specified in the applicable Stock Option Agreement. “Exercise Price,” in the case of a SAR, means an amount, as specified in the applicable SAR Agreement, which is subtracted from the Fair Market Value of one Common Share in determining the amount payable upon exercise of such SAR.

14.16  “Fair Market Value” means the closing price of a Common Share on any established stock exchange or a national market system on the applicable date or, if the applicable date is not a trading day, on the last trading day prior to the applicable date, as reported in a source that the Administrator deems reliable. If Common Shares are not traded on an established stock exchange or a national market system, the Fair Market Value shall be determined by the Administrator in good faith on such basis as it deems appropriate. The Administrator’s determination shall be conclusive and binding on all persons. Notwithstanding the foregoing, the determination of the Fair Market Value in all cases shall be in accordance with the requirements set forth under Code Section 409A to the extent necessary for an Award to comply with, or be exempt from, Code Section 409A.

14.17  “ISO” means an incentive stock option described in Code Section 422(b).

14.18  “Merger Agreement” means that certain Agreement and Plan of Merger and Reorganization, dated as of July 11, 2023, by and among the Company, AltC Acquisition Corp., a Delaware corporation (“SPAC”), and AltC Merger Sub, Inc., a Delaware corporation and direct, wholly owned subsidiary of SPAC.

14.19  “NSO” means a stock option not described in Code Sections 422 or 423.

14.20  “Option” means an ISO or NSO granted under the Plan and entitling the holder to purchase Common Shares.

14.21  “Optionee” means an individual or estate holding an Option or SAR.

14.22  “Outside Director” means a member of the Board who is not an Employee.

14.23  “Parent” means any corporation (other than the Company) in an unbroken chain of corporations ending with the Company, if each of the corporations other than the Company owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. A corporation that attains the status of a Parent on a date after the adoption of the Plan shall be considered a Parent commencing as of such date.

14.24  “Participant” means an individual or estate holding an Award.

14.25  “Plan” means this Oklo Inc. 2023 Equity Incentive Plan, as amended from time to time.

14.26  “Predecessor Plan” means the Company’s 2016 Stock Incentive Plan, as amended and/or restated from time to time.

14.27  “Restricted Share” means a Common Share awarded under the Plan.

14.28  “Restricted Stock Agreement” means the agreement consistent with the terms of the Plan between the Company and the recipient of a Restricted Share that contains the terms, conditions and restrictions pertaining to such Restricted Share.

14.29  “Restricted Stock Unit” means a bookkeeping entry representing the equivalent of one Common Share, as awarded under the Plan.

14.30  “Restricted Stock Unit Agreement” means the agreement consistent with the terms of the Plan between the Company and the recipient of a Restricted Stock Unit that contains the terms, conditions and restrictions pertaining to such Restricted Stock Unit.

14.31  “SAR” means a stock appreciation right granted under the Plan.

14.32  “SAR Agreement” means the agreement consistent with the terms of the Plan between the Company and an Optionee that contains the terms, conditions and restrictions pertaining to his or her SAR.

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14.33  “Securities Act” means the Securities Act of 1933, as amended.

14.34  “Service Provider” means any individual who is an Employee, Outside Director or Consultant, including any prospective Employee, Outside Director or Consultant who has accepted an offer of employment or service and will be an Employee, Outside Director or Consultant after the commencement of their service.

14.35  “Stock Option Agreement” means the agreement consistent with the terms of the Plan between the Company and an Optionee that contains the terms, conditions and restrictions pertaining to his or her Option.

14.36  “Subsidiary” means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company, if each of the corporations other than the last corporation in the unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. A corporation that attains the status of a Subsidiary on a date after the adoption of the Plan shall be considered a Subsidiary commencing as of such date

14.37  “Substitute Awards” means Awards or Common Shares issued by the Company in assumption of, or substitution or exchange for, awards previously granted, or the right or obligation to make future awards, in each case by a corporation or other entity acquired by the Company or any Affiliate or with which the Company or any Affiliate combines to the extent permitted by the applicable exchange listing requirements.

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ANNEX G — POST-CLOSING COMPANY 2023 EMPLOYEE STOCK PURCHASE PLAN

OKLO INC.

2023 EMPLOYEE STOCK PURCHASE PLAN

(AS ADOPTED ON [             ], 2023)

OKLO INC.

2023 EMPLOYEE STOCK PURCHASE PLAN

SECTION 1.PURPOSE OF THE PLAN.

The Board adopted the Plan to become effective immediately prior to the Closing (as defined in the Merger Agreement). The purpose of the Plan is to provide Eligible Employees with an opportunity to increase their proprietary interest in the success of the Company by purchasing Stock from the Company on favorable terms and to pay for such purchases through payroll deductions or other approved contributions.

SECTION 2.ADMINISTRATION OF THE PLAN.

(a)General. The Plan may be administered by the Board or one or more Committees to which the Board (or an authorized Committee) has delegated authority. If administration is delegated to a Committee, the Committee shall have the powers theretofore possessed by the Board, including, to the extent permitted by applicable law, the power to delegate to a sub-committee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to either the Board or the Administrator shall hereafter also encompass the Committee or subcommittee, as applicable). The Board may abolish the Committee’s delegation at any time and the Board shall at all times also retain the authority it has delegated to the Committee. The Administrator shall comply with rules and regulations applicable to it, including under the rules of any exchange on which the Stock is traded, and shall have the authority and be responsible for such functions as have been assigned to it.

(b)Powers of the Administrator. Subject to the terms of the Plan, and in the case of a Committee, subject to the specific duties delegated to the Committee, the Administrator shall have the power to establish the terms and conditions of Offering Periods (which need not be identical) under the Plan, to interpret the Plan and make all other policy decisions relating to the operation of the Plan. The Administrator may adopt such rules, guidelines and forms as it deems appropriate to implement the Plan.

(c)Effects of Administrator’s Decisions. The Administrator’s decisions, determinations and interpretations shall be final and binding on all interested parties.

(d)Governing Law. The Plan shall be governed by, and construed in accordance with, the laws of the State of Delaware (except its choice of law provisions).

SECTION 3.STOCK OFFERED UNDER THE PLAN.

(a)Authorized Shares. The number of shares of Stock available for purchase under the Plan shall be       shares of the Company’s Stock (subject to adjustment pursuant to Subsection (c) below), plus the additional shares described in Subsection (b) below. Shares of Stock issued pursuant to the Plan may be authorized but unissued shares or treasury shares.

(b)Annual Increase in Shares. On the first day of each fiscal year of the Company during the term of the Plan, commencing on January 1, 2024 and ending on (and including) January 1, 2043, the aggregate number of shares of Stock that may be issued under the Plan shall automatically increase by a number equal to the least of (i) one percent (1%) of the total number of shares of Stock actually issued and outstanding on the last day of the preceding fiscal year, (ii)       shares of Stock (subject to adjustment pursuant to Subsection (c) below), or (iii) a number of shares of Stock determined by the Board.

(c)Anti-Dilution Adjustments. In the event that any dividend or other distribution (whether in the form of cash, stock or other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, reclassification, repurchase, or exchange of Stock or other securities of the Company, or other similar change in the corporate structure of the Company affecting the Stock and effected without receipt or payment of consideration by the Company occurs, then in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, there will be a proportionate adjustment of the number and class of Stock that may be delivered under the Plan, the Purchase Price per share and the number of shares and class of Stock covered by each option under the Plan which has not yet been exercised, and the numerical limits of Sections 3(a), 3(b)(ii) and 9(c).

(d)Reorganizations. In the event of a Corporate Reorganization, the outstanding rights to purchase Stock under any Offering Period then in progress may be continued, assumed or substituted by the surviving entity or its parent. If such acquirer refuses to continue, assume or substitute for any such rights, then a new Purchase Date for such Offering Period(s) will be set prior to the effective time of the Corporate Reorganization, the Participants’ accumulated contributions will be applied to purchase Stock on such date, and any such Offering Periods shall terminate immediately after such purchase. In the event a new Purchase Date is set under this Section 3(d), Participants will be given notice of the new Purchase Date. The Plan shall in no event be construed to restrict in any way the Company’s right to undertake a dissolution, liquidation, merger, consolidation or other reorganization.

SECTION 4.ENROLLMENT AND PARTICIPATION.

(a)Offering Periods and Purchase Periods.

(i)Base Offering Periods. The Administrator may from time to time establish Offering Periods (consisting of one or more Purchase Periods) of such frequency and duration as it may deem appropriate (the “Base Offering Periods”); provided that a Base Offering Period shall in no event be longer than 27 months (or such other period as may be imposed under applicable tax law). Each Base Offering Period shall contain such terms and conditions (consistent with the Plan) as the Administrator deems appropriate. Within the limits of the Plan, the Administrator may change the frequency, duration and other terms and conditions of the Base Offering Periods as it deems appropriate from time to time. The Base Offering Periods are intended to qualify under Code Section 423.

(ii)Additional Offering Periods. At the discretion of the Administrator, additional Offering Periods (the “Additional Offering Periods”) may be conducted under the Plan including, if necessary or advisable in the sole discretion of the Administrator, under a separate sub-plan or sub-plans, permitting grants to Eligible Employees of certain Participating Companies (each, a “Sub-Plan”). Such Additional Offering Periods will be designed to achieve desired tax objectives in particular locations outside the United States or to comply with local laws applicable to offerings in such foreign jurisdictions and may, but need not, qualify under Code Section 423. The Administrator shall determine the commencement and duration of each Additional Offering Period, and Additional Offering Periods may be consecutive or overlapping. The other terms and conditions of each Additional Offering Period shall be those set forth in this Plan document or in terms and conditions approved by the Administrator with respect to such Additional Offering Period (whether or not set forth in a written Sub-Plan), with such changes or additional features as the Administrator determines necessary to comply with local law. Each Additional Offering Period (whether or not set forth in a written Sub-Plan) shall be considered a separate plan from the Plan (the “Statutory Plan”). The total number of shares of Stock authorized to be issued under the Plan as provided in Section 3 above applies in the aggregate to both the Statutory Plan and any Additional Offering Period. Unless otherwise superseded by the terms and conditions approved by the Administrator with respect to an Additional Offering Period, the provisions of this Plan document shall govern the operation of any offering conducted hereunder.

(iii)Separate Offerings. Each Base Offering Period and each Additional Offering Period conducted under the Plan is intended to constitute a separate “offering” for purposes of Code Section 423.

(iv)Equal Rights and Privileges. To the extent an Offering Period is intended to qualify under Code Section 423, all Participants in such Offering Period shall have the same rights and privileges with respect to their participation in such Offering Period in accordance with Code Section 423 and the regulations thereunder except for differences that may be mandated by local law and are consistent with the requirements of Code Section 423(b)(5).

(b)Enrollment.  In the case of any individual who qualifies as an Eligible Employee on the first day of any Offering Period, he or she may elect to become a Participant on such day by filing the prescribed enrollment form with the Company.  The enrollment form shall be filed in the prescribed manner during the applicable Enrollment Period for such Offering Period.  The Administrator may establish other procedures for enrollment by Eligible Employees.

(c)Duration of Participation.  Once enrolled in the Plan, a Participant shall continue to participate in the Plan until he or she:

(i)Reaches the end of the Offering Period or Purchase Period, as applicable, in which his or her employee contributions were discontinued under Section 5(c) or 9(b);

(ii)Withdraws from the Plan under Section 6(a); or

(iii)Ceases to be an Eligible Employee.

A Participant whose employee contributions were discontinued automatically under Section 9(b) shall automatically resume participation as described therein. In all other cases, a former Participant may again become a Participant, if he or she then is an Eligible Employee, by following the procedure described in Subsection (b) above.

(d)Applicable Offering Period. For purposes of calculating the Purchase Price under Section 8(b), the applicable Offering Period shall be determined as follows:

(i)Once a Participant is enrolled in the Plan for an Offering Period, such Offering Period shall continue to apply to him or her until the earliest of (A) the end of such Offering Period, (B) the end of his or her participation under Subsection (c) above, or (C) re-enrollment for a subsequent Offering Period under Paragraph (ii) or (iii) below.

(ii)Any other provision of the Plan notwithstanding, the Administrator (at its sole discretion) may determine prior to the commencement of any new Offering Period that all Participants shall be re-enrolled for such new Offering Period. In addition, the Administrator may structure an Offering Period so that in the event that the Fair Market Value of a share of Stock on the first day of the Offering Period for which the Participant is enrolled is higher than on the first day of any subsequent Offering Period, the Participant shall automatically be re-enrolled for such subsequent Offering Period.

(iii)When a Participant reaches the end of an Offering Period but his or her participation is to continue, then such Participant shall automatically be re-enrolled for the Offering Period that commences immediately after the end of the prior Offering Period.

SECTION 5.EMPLOYEE CONTRIBUTIONS.

(a)Commencement of Payroll Deductions. A Participant may purchase shares of Stock under the Plan by means of payroll deductions or (if so approved by the Administrator with respect to all Participants in a Base Offering Period) other approved contributions in form and substance satisfactory to the Administrator. Payroll deductions or other approved contributions shall commence as soon as reasonably practicable after the Company has received the prescribed enrollment form. In jurisdictions where payroll deductions are not permitted under local law, Participants may purchase shares of Stock by making contributions in the form that is acceptable and approved by the Administrator.

(b)Amount of Payroll Deductions. An Eligible Employee shall designate on the prescribed enrollment form the portion of his or her Compensation that he or she elects to have withheld for the purchase of Stock. Such portion shall be a whole percentage of the Eligible Employee’s Compensation, but not less than 1% nor more than 15% (or such lesser percentage established by the Administrator for an Offering Period).

(c)Reducing Withholding Rate or Discontinuing Payroll Deductions. If a Participant wishes to reduce his or her rate of payroll withholding, such Participant may do so by filing a new enrollment form with the Company in the manner prescribed by the Administrator. The new withholding rate shall be effective as soon as reasonably practicable after the Company has received such form. The new withholding rate may be 0% or any whole percentage of the Participant’s Compensation, but not more than his or her old withholding rate. The Administrator may limit the number of times a Participant may elect to reduce his or her rate of withholding during any Offering Period and/or Purchase Period. Unless a different rule is established for an Offering Period, no Participant shall make more than one election under this Subsection (c) during any Purchase Period. (In addition, employee contributions may be discontinued automatically pursuant to Section 9(b).)

(d)Increasing Withholding Rate. Unless the Administrator establishes a different rule for an Offering Period, a Participant may not increase his or her rate of payroll withholding during a Purchase Period. If a Participant wishes to increase his or her rate of payroll withholding, such Participant may do so by filing a new enrollment form with the Company at least fifteen (15) calendar days prior to commencement of a Purchase Period (or such other period as is specified by the Administrator). The new withholding rate shall be effective on the first day of the next-upcoming Purchase Period in which the Participant participates. The new withholding rate may be any whole percentage of the Participant’s Compensation, but not less than 1% nor more than the maximum amount established for the Offering Period.

SECTION 6.WITHDRAWAL FROM THE PLAN.

(a)Withdrawal. A Participant may elect to withdraw from the Plan (and the Offering Period in which he or she is participating) by filing the prescribed form with the Company in the prescribed manner at least fifteen (15) calendar days prior to a Purchase Date (or such other period as is specified by the Administrator). As soon as reasonably practicable thereafter, payroll deductions or other approved contributions shall cease and the entire amount credited to the Participant’s Plan Account with respect to such Offering Period shall be refunded to him or her in cash, without interest (except as otherwise required by the laws of the local jurisdiction). No partial withdrawals from an Offering Period shall be permitted.

(b)Re-Enrollment After Withdrawal. A former Participant who has withdrawn from the Plan shall not be a Participant until he or she re-enrolls in the Plan under Section 4(b) during an Enrollment Period. Re-enrollment may be effective only at the commencement of an Offering Period.

SECTION 7.CHANGE IN EMPLOYMENT STATUS.

(a)Termination of Employment. Termination of employment as an Eligible Employee for any reason, including death, shall be treated as an automatic withdrawal from the Plan under Section 6(a).

(b)Transfers of Employment. If a Participant transfers employment from a Participating Company that is participating in a Base Offering Period to a Participating Company that is participating in an Additional Offering Period, he or she will immediately cease to participate in the Base Offering Period, as applicable; however, such Participant’s Plan Account will be transferred to the Additional Offering Period, and such Participant will immediately join such Additional Offering Period on the terms and conditions applicable to such Additional Offering Period, except for any modifications required by applicable law. If a Participant transfers employment from a Participating Company that is participating in an Additional Offering Period to a Participating Company that is participating in the Base Offering Period, he or she will continue to participate in the Additional Offering Period until the earlier of (i) the end of such Additional Offering Period, or (ii) the commencement of the first Base Offering Period in which he or she is eligible. If a Participant transfers employment from a Participating Company to a Related Corporation that is not a Participating Company, he or she shall be deemed to have withdrawn from the Plan pursuant to Section 6(a).

(c)Leave of Absence. For purposes of the Plan, employment shall not be deemed to terminate when the Participant goes on a military leave, a sick leave or another bona fide leave of absence, if the leave was approved by the Company in writing. Employment, however, shall be deemed to terminate on the first day following three months after the Participant goes on a leave, unless a contract or statute guarantees his or her right to return to work. Employment shall be deemed to terminate in any event when the approved leave ends, unless the Participant immediately returns to work.

(d)Death. In the event of the Participant’s death, the amount credited to his or her Plan Account shall be paid in cash, without interest (unless otherwise required by the laws of the local jurisdiction), to a beneficiary designated by him or her for this purpose on the prescribed form or, if none, to the Participant’s estate. Such form shall be valid only if it was filed with the Company in the prescribed manner before the Participant’s death.

SECTION 8.PLAN ACCOUNTS AND PURCHASE OF SHARES.

(a)Plan Accounts. The Company shall maintain a Plan Account on its books in the name of each Participant. Whenever an amount is deducted from the Participant’s Compensation under the Plan, such amount shall be credited to the Participant’s Plan Account. Unless otherwise required by the laws of the local jurisdiction, (i) amounts credited to Plan Accounts shall not be trust funds and may be commingled with the Company’s general assets and applied to general corporate purposes, and (ii) no interest shall be credited to Plan Accounts.

(b)Purchase Price. The Administrator shall establish the Purchase Price for each Offering Period; provided, however, that the Purchase Price for each share of Stock purchased on a Purchase Date shall not be less than the lower of:

(i)85% of the Fair Market Value of such share on the first trading day of such Offering Period; or

(ii)85% of the Fair Market Value of such share on the Purchase Date.

(c)Number of Shares Purchased. On each Purchase Date, each Participant shall be deemed to have elected to purchase the number of shares of Stock calculated in accordance with this Subsection (c), unless the Participant has previously elected to withdraw from the Offering Period in accordance with Section 6(a). The amount then in the Participant’s Plan Account shall be divided by the Purchase Price, and the number of shares that results shall be purchased from the Company with the funds in the Participant’s Plan Account. The foregoing number of shares of Stock that may be purchased by a Participant are subject to the limitations set forth in Subsection (d) below and in Section 9. The Administrator may determine with respect to all Participants in an Offering Period that any fractional share, as calculated under this Subsection (c), shall be (i) rounded down to the next lower whole share or (ii) credited as a fractional share.

(d)Available Shares Insufficient. In the event that the aggregate number of shares that all Participants elect to purchase with respect to a particular Purchase Period exceeds (i) the number of shares of Stock that were available under Section 3 above for sale under the Plan on the first day of the applicable Offering Period, or (ii) the number of shares that were available under Section 3 above for sale under the Plan on the applicable Purchase Date, then the number of shares to which each Participant is entitled shall be determined by multiplying the number of shares available for issuance by a fraction. The numerator of such fraction is the number of shares that such Participant has elected to purchase, and the denominator of such fraction is the number of shares that all Participants have elected to purchase. The Company may make a pro rata allocation of the shares available on the first day of an applicable Offering Period pursuant to the preceding sentence, notwithstanding any authorization of additional shares for issuance under the Plan by the Company’s stockholders subsequent to such date. In the event of a pro-rata allocation under this Section (d), the Administrator may determine in its discretion to continue all Offering Periods then in effect or terminate all Offering Periods then in effect pursuant to Section 14.

(e)Issuance of Stock. The shares of Stock purchased by a Participant under the Plan will be registered in the name of such Participant. The Company may permit or require that shares be deposited directly with a broker designated by the Company or to a designated agent of the Company, and the Company may utilize electronic or automated methods of share transfer. The Company may require that shares be retained with such broker or agent for a designated period of time and/or may establish other procedures to permit tracking of disqualifying dispositions of such shares. (The two preceding sentences shall apply whether or not the Participant is required to pay income tax in the United States.)

(f)Tax Withholding. To the extent required by applicable federal, state, local or foreign law, a Participant shall make arrangements satisfactory to the Company for the satisfaction of any withholding tax obligations that arise in connection with the Plan. The Company shall not be required to issue any shares of Stock under the Plan until such obligations, if any, are satisfied.

(g)Unused Cash Balances. Subject to the final sentence of Section 8(c), any amount remaining in a Participant’s Plan Account at the end of a Purchase Period solely by reason of the inability to purchase a fractional share will be carried over in the Participant’s Plan Account to the next Offering Period or Purchase Period, as applicable. Any amount remaining in the Participant’s Plan Account that represents the Purchase Price for whole shares that could not be purchased by reason of Subsections (c) or (d) above or Section 9(b) or 9(c) shall be refunded to the Participant in cash, without interest (except as otherwise required by the laws of the local jurisdiction).

(h)Stockholder Approval. Any other provision of the Plan notwithstanding, no shares of Stock shall be purchased under the Plan unless and until the Company’s stockholders have approved the adoption of the Plan.

SECTION 9.PLAN LIMITATIONS.

(a)Five Percent Limit. Any other provision of the Plan notwithstanding, no Participant shall be granted a right to purchase Stock under the Plan if, immediately after such right is granted, such Participant would own stock possessing 5% or more of the total combined voting power or value of all classes of stock of the Company or any Related Corporation, applying the stock attribution rules of Code Section 424(d), and including any stock in which the Participant may purchase under outstanding options as stock owned by such Participant.

(b)Dollar Limit. As specified by Code Section 423(b)(8), no Participant shall be entitled to accrue rights to purchase Stock pursuant to any such rights outstanding under the Plan if and to the extent such accrual, when aggregated with (i) rights to purchase Stock accrued under any other right to purchase Stock under the Plan, and (ii) similar rights accrued under other employee stock purchase plans (within the meaning of Code Section 423) of the Company or any Related Corporation, would otherwise permit such Participant to purchase more than $25,000 worth of Stock of the Company or any Related Corporation (determined on the basis of the

Fair Market Value per share on the date such rights are granted, and which, with respect to the Plan, will be determined as of the beginning of the respective Offering Period) for each calendar year such rights are at any time outstanding.

If a Participant is precluded by this Subsection (b) from purchasing additional Stock under the Plan, then his or her employee contributions shall automatically be discontinued and shall automatically resume at the beginning of the next Purchase Period with a scheduled Purchase Date in the next calendar year, provided that he or she is an Eligible Employee at the beginning of such Purchase Period.

(c)Purchase Period Share Purchase Limit. The Administrator may establish one or more limits on the number of shares of Stock that may be purchased during any Offering Period and/or Purchase Period, including individual limits and/or aggregate limits. Unless the Administrator provides otherwise with respect to an Offering Period, any other provision of the Plan notwithstanding, no Participant shall purchase more than       shares of Stock with respect to any Purchase Period.

SECTION 10.RIGHTS NOT TRANSFERABLE.

The rights of any Participant under the Plan, or any Participant’s interest in any Stock or moneys to which he or she may be entitled under the Plan, shall not be transferable by voluntary or involuntary assignment or by operation of law, or in any other manner other than by beneficiary designation or the laws of descent and distribution. If a Participant in any manner attempts to transfer, assign or otherwise encumber his or her rights or interest under the Plan, other than by beneficiary designation or the laws of descent and distribution, then such act shall be treated as an election by the Participant to withdraw from the Plan under Section 6(a).

SECTION 11.NO RIGHTS AS AN EMPLOYEE.

Nothing in the Plan or in any right granted under the Plan shall confer upon the Participant any right to continue in the employ of a Participating Company for any period of specific duration or interfere with or otherwise restrict in any way the rights of the Participating Companies or of the Participant, which rights are hereby expressly reserved by each, to terminate his or her employment at any time and for any reason, with or without cause.

SECTION 12.NO RIGHTS AS A STOCKHOLDER.

A Participant shall have no rights as a stockholder with respect to any shares of Stock that he or she may have a right to purchase under the Plan until such shares have been purchased on the applicable Purchase Date.

SECTION 13.SECURITIES LAW REQUIREMENTS.

Shares of Stock shall not be issued, and the Company shall have no liability for failure to issue shares of Stock, under the Plan unless the issuance and delivery of such shares comply with (or are exempt from) all applicable requirements of law, including (without limitation) the Securities Act of 1933, as amended, the rules and regulations promulgated thereunder, state securities laws and regulations, and the regulations of any stock exchange or other securities market on which the Company’s securities may then be traded.

SECTION 14.AMENDMENT OR DISCONTINUANCE.

(a)General Rule. The Administrator, in its sole discretion, may amend, suspend, or terminate the Plan, or any part thereof, at any time and for any reason. If the Plan is terminated, the Administrator, in its discretion, may elect to terminate all outstanding Offering Periods either immediately or upon completion of the purchase of shares of Stock on the next Purchase Date, or may elect to permit Offering Periods to expire in accordance with their terms (and subject to any adjustment pursuant to Section 3(c) or (d)). If the Offering Periods are terminated prior to expiration, all amounts then credited to Participants’ accounts which have not been used to purchase shares of Stock will be returned to the Participants (without interest thereon, except as otherwise required by the laws of the local jurisdiction) as soon as administratively practicable.

(b)Administrator’s Discretion. Without stockholder consent and without limiting Subsection (a) above, the Administrator will be entitled to change the Offering Periods, limit the frequency and/or number of changes in the amount withheld during an Offering Period, establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars, permit payroll withholding in excess of the amount designated by a Participant in order to adjust for delays or mistakes in the Company’s processing of properly completed withholding elections, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Stock for each Participant properly correspond with amounts withheld from the Participant’s Compensation, amend any outstanding purchase rights or clarify any ambiguities regarding the terms of any Offering Period, in each case to enable the purchase rights to qualify under and/or comply with Section 423 of the Code, and establish such other limitations or procedures as it determines in its sole discretion advisable which are consistent with the Plan. The actions of the Administrator pursuant to this paragraph will not be considered to alter or impair the purchase rights granted under an Offering Period as they are to be deemed part of the initial terms of such Offering Period and purchase rights.

(c)Accounting Considerations. In the event the Administrator determines that the ongoing operation of the Plan may result in unfavorable financial accounting consequences, the Administrator may, in its discretion and, to the extent necessary or desirable, modify, amend or terminate the Plan to reduce or eliminate such accounting consequence including, but not limited to:

(i)

Amending the Plan to conform with the safe harbor definition under Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or successor provision), including with respect to an Offering Period underway at the time;

(ii)	Altering the Purchase Price for any Offering Period including an Offering Period underway at the time of the change in Purchase Price;
(iii)

Shortening any Offering Period (and any Purchase Periods encompassed by such Offering Period) by setting a new Purchase Date, including with respect to an Offering Period underway at the time of the Administrator’s action;

(iv)	Reducing the maximum percentage of Compensation a Participant may elect to set aside as payroll deductions; and
(v)	Reducing the maximum number of shares of Stock a Participant may purchase during any Purchase Period.

Such modifications or amendments will not require stockholder approval or the consent of any Plan Participants. The actions of the Administrator pursuant to this paragraph will not be considered to alter or impair the purchase rights granted under an Offering Period as they are to be deemed part of the initial terms of such Offering Period and purchase rights.

(d)Stockholder Approval. Except as provided in Section 3, any increase in the aggregate number of shares of Stock that may be issued under the Plan shall be subject to the approval of the Company’s stockholders. In addition, any other amendment of the Plan shall be subject to the approval of the Company’s stockholders to the extent required under Section 14(e) or by any applicable law or regulation.

(e)Plan Termination. The Plan shall terminate automatically 20 years after its adoption by the Board, unless (i) the Plan is extended by the Board and (ii) the extension is approved within 12 months by a vote of the stockholders of the Company.

SECTION 15.DEFINITIONS.

(a)“Administrator” means the Board or any Committee administering the Plan in accordance with Section 2.

(b)“Board” means the Board of Directors of the Company, as constituted from time to time.

(c)“Code” means the Internal Revenue Code of 1986, as amended.

(d)“Committee” means a committee of one or more members of the Board, or of other individuals satisfying applicable laws, appointed by the Board to administer the Plan.

(e)“Company” means Oklo Inc., a Delaware corporation.

(f)“Compensation” means, unless otherwise determined by the Administrator with respect to an Offering Period, those components of a Participant’s cash compensation (prior to reductions pursuant to Code Sections 125, 132(f) or 401(k)) that are regular and recurring, including cash base salary or base hourly pay but excluding any overtime pay or shift differentials, commissions, annual cash incentive compensation, and annual cash bonuses, and further excluding extraordinary cash items (such as one-time bonuses), as well as all non-cash items, moving or relocation allowances, cost-of-living or tax equalization payments, car allowances, tuition reimbursements, imputed income attributable to cars or life insurance, severance pay, fringe benefits, contributions or benefits received under employee benefit plans, payments for or related to equity compensation, and any similar items. The Administrator shall determine whether a particular item is included in Compensation.

(g)“Corporate Reorganization” means:

(i)	The consummation of a merger or consolidation of the Company with or into another entity or any other corporate reorganization; or
(ii)	The sale, transfer or other disposition of all or substantially all of the Company’s assets or the complete liquidation or dissolution of the Company.

(h)“Eligible Employee” means a common law employee of a Participating Company, provided, however, that the Administrator may exclude one or more of the following categories of employees (where exclusion of such employees is permitted by applicable law) from any Offering Period: (i) employees who have been employed less than two years (or any shorter period of time established for an Offering Period), (ii) employees who are customarily employed twenty (20) or less hours per week (or any lesser number of hours per week established for an Offering Period), (iii) employees who are customarily employed for five (5) months or less in a calendar year (or any lesser number of months in a calendar year established for an Offering Period), (iv) “highly compensated employees” (within the meaning of Code Section 414(q)) or (v) “highly compensated employees” (within the meaning of Code Section 414(q)) with Compensation above a certain level and/or who are subject to the disclosure requirements of Section 16(a) of the Exchange Act. In addition, an individual shall not be considered an Eligible Employee if his or her participation in the Plan is prohibited by the law of any country that has jurisdiction over him or her or if complying with the laws of the applicable foreign jurisdiction would cause the Plan or an Offering Period to violate the requirements of Code Section 423. With respect to a Base Offering Period, any criteria used to determine Eligible Employees shall be determined in a manner consistent with Code Section 423. In the case of an Offering Period that is not intended to qualify under Code Section 423, the Administrator may exclude any individual(s) from participation if the Administrator determines the participation of such individual(s) is not advisable or practicable.

(i)“Enrollment Period” means a period prior to the start of an Offering Period during which Eligible Employees must submit the required enrollment forms to participate in such Offering Period, which period shall end at least five (5) business days (or such other date as may be specified in advance by the Administrator) prior to the start of the Offering Period.

(j)“Exchange Act” means the Securities Exchange Act of 1934, as amended.

(k)“Fair Market Value” means the price at which Stock was last sold in the principal U.S. market for the Stock on the applicable date or, if the applicable date was not a trading day, on the last trading day prior to the applicable date. If Stock is no longer traded on a public U.S. securities market, the Fair Market Value shall be determined by the Administrator in good faith on such basis as it deems appropriate. The Administrator’s determination shall be conclusive and binding on all persons.

(l)“Merger Agreement” means that certain Agreement and Plan of Merger and Reorganization, dated as of July 11, 2023, by and among the Company, AltC Acquisition Corp., a Delaware corporation (“SPAC”), and AltC Merger Sub, Inc., a Delaware corporation and direct, wholly owned subsidiary of SPAC.“Offering Period” means any period, including as the context requires the Base Offering Periods and Additional Offering Periods, with respect to which the right to purchase Stock may be granted under the Plan, as determined pursuant to Section 4(a).

(m)“Participant” means an Eligible Employee who participates in the Plan or any Sub-Plan, as provided in Section 4.

(n)“Participating Company” means (i) the Company and (ii) each present or future Subsidiary designated by the Administrator as a Participating Company.

(o)“Plan” means this Oklo Inc. 2023 Employee Stock Purchase Plan, as it may be amended from time to time.

(p)“Plan Account” means the account established for each Participant pursuant to Section 8(a).

(q)“Purchase Date” means the last trading day of a Purchase Period.

(r)“Purchase Period” means a period within an Offering Period (which for an Offering Period with only a single Purchase Period would be coterminous with the Offering Period) during which contributions may be made toward the purchase of Stock under the Plan, as determined pursuant to Section 4(a).

(s)“Purchase Price” means the price at which Participants may purchase Stock under the Plan, as determined pursuant to Section 8(b).

(t)“Related Corporation” means any “parent corporation” of the Company as defined in Code Section 424(e) or any Subsidiary.

(u)“Stock” means the common stock of the Company.

(v)“Subsidiary” means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company, if each of the corporations other than the last corporation in the unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

ANNEX H — OPINION OF OCEAN TOMO

July 11, 2023

AltC Acquisition Corp.
640 Fifth Avenue
12th Floor
New York, NY 10019

Board of Directors,

The Board of Directors (the “Directors”) of AltC Acquisition Corp. (“AltC”), engaged Ocean Tomo, a part of J.S. Held (“Ocean Tomo”) to provide this valuation fairness opinion (the “Opinion”) in connection with the anticipated business combination with Oklo Inc. (“Oklo”). Specifically, Ocean Tomo is providing an Opinion regarding the financial fairness of the Aggregate Consideration (as defined below) payable by AltC pursuant to the Agreement and Plan of Merger and Reorganization, dated as of July 11, 2023, by and among AltC, AltC Merger Sub, Inc. (a wholly owned subsidiary of AltC) (“Merger Sub”), and Oklo (the “Agreement”). Ocean Tomo is serving as an independent financial advisor to the Directors to provide the Opinion below.

Description of the Transaction

According to the finalized terms set forth in the Agreement, among other things: (i) Merger Sub will be merged with and into Oklo (the “Merger”), as a result of which Oklo will become a wholly owned subsidiary of AltC and (ii) each share of common stock, par value $0.0001 per share, of Oklo (“Oklo Common Stock”) outstanding immediately prior to the Merger (including shares of capital stock of Oklo and Oklo SAFEs that will convert into shares of Oklo Common Stock in connection with the Merger) will be converted into the right to receive (x) a number of shares of common stock, par value $0.0001 per share, of AltC (“AltC Common Stock”) equal to the Exchange Ratio (as defined in the Agreement) (the aggregate number of such shares of AltC Common Stock payable by AltC, the “Aggregate Consideration”) and (y) only upon the deemed satisfaction of certain share price thresholds of AltC Common Stock set forth in the Agreement during the five-year period following the closing of the Merger, a number of Earnout Shares (as defined in the Agreement) as more fully set forth in the Agreement. The Merger and the foregoing clauses are collectively referred to as the “Transaction.”

The terms and conditions of the Transaction are more fully set forth in the Agreement. The summary of the Transaction set forth above is qualified in its entirety by the terms of the Agreement. Defined terms used that are not defined in this Opinion have the meanings given to them in the Agreement.

Opinion

Ocean Tomo was engaged to (a) advise the Directors regarding the fairness of the Aggregate Consideration pursuant to the Transaction, and (b) deliver this letter to the Directors outlining our opinion as to whether the Aggregate Consideration is fair, from a financial point of view, to the shareholders of AltC (other than AltC Sponsor LLC (“Sponsor”)).

200 W. Madison
Suite 1020
Chicago, IL 60606
+1.312.327.4400
www.oceantomo.com

Ocean Tomo Qualifications

Ocean Tomo provides Expert Opinion, Management Consulting, and Advisory services focused on matters involving intellectual property (IP) and other intangible assets. Practice offerings address economic damage calculations and testimony; business licensing strategy and contract interpretation; trade secret reasonable measures; asset and business valuation; strategy and risk management consulting; merger and acquisition advisory; debt and equity private placement; and IP brokerage. Our services are built upon more than three decades of experience assessing intellectual property in the most rigorous of venues. Our financial, market, scientific, and technical experts have deep experience with tangible and intangible assets protected by intellectual property. We bring a unique understanding of the contributory value of proprietary innovation to every engagement. This is the cornerstone of our business. As a part of J.S. Held, Ocean Tomo works alongside more than 1,500 professionals globally and assists clients — corporations, insurers, law firms, governments, and institutional investors — on complex technical, scientific, and financial matters across all assets and value at risk.

Ocean Tomo and J.S. Held have specifically undertaken numerous engagements in the clean energy and nuclear space during the course of their practice. Those engagements include valuations, transactions, expert testimony opinions, strategy and advisory work, and more. The firm draws on that specific experience as well as its decades of experience to provide the services described herein.

Scope of Analysis

In connection with this Opinion, Ocean Tomo made such reviews, analyses, and inquiries as it has deemed necessary and appropriate to enable Ocean Tomo to render this Opinion. Ocean Tomo also accounted for its assessment of general economic, market, technical, and financial conditions, as well as its experience in securities, technology, and business valuation, in general, and with respect to similar transactions. Ocean Tomo’s procedures, investigations, and financial analyses with respect to the preparation of its Opinion included, but were not limited to, the items summarized below:

1.	Reviewed documents and sources of information provided by Oklo, AltC, and its representatives, including, but not limited to:
a.	Historical and prospective financial information
b.	Unit economics information
c.	Industry reports and analyses
d.	Material agreements and strategic relationships
e.	Government incentives
f.	Corporate records
g.	Regulatory and licensing documents
h.	Supply chain information
i.	Customer pipeline
j.	Commissioned reports and analyses
k.	Technical records
l.	Facility descriptions
m.	Investor presentations

Attorney-Client Privileged; Attorney Work Product; Prepared at the Request of Counsel.

n.	Intellectual property lists and descriptions
o.	Employee records and agreements
p.	Tax information
q.	Oklo and industry press releases and news
r.	Interviews with senior Oklo management and technical personnel
s.	Interviews with third-party industry and technical experts
2.	Conducted an analysis and considered factors as Ocean Tomo deemed necessary, including:
a.	Independent market research to develop estimates of undocumented data, including market size, industry trends and relevant market transactions and licensing activities
b.

Creation of detailed financial valuation models and scenario analyses based on data provided by AltC, other related parties, and Ocean Tomo research. These include, but are not limited to, operating unit economics, timing and other risk factors, technical merits of Oklo’s technology, the competitive environment, regulatory issues, and additional considerations Ocean Tomo deemed necessary and relevant to the conclusions in this Opinion.

Assumptions, Qualifications and Limiting Conditions

In performing its analyses and rendering this Opinion with respect to the Aggregate Consideration, Ocean Tomo, with the Directors’ consent:

1.	Assumed that all equity securities of Oklo outstanding immediately prior to the Merger will be converted into shares of Oklo Common Stock in accordance with the terms of the Agreement;
2.	Disregarded the Earnout Shares;
3.

Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including AltC and Oklo management and counsel, and did not independently verify such information;

4.

Relied upon the fact that the Directors, AltC, and parties to the Agreement have been advised by counsel as to all legal matters with respect to the Agreement and the Aggregate Consideration, including whether procedures required by law to be taken in connection with the Agreement and the Aggregate Consideration, if any, have been duly, validly and timely taken. We are not legal, regulatory or tax experts and have relied, without independent verification, on the assessment of AltC and its advisors with respect to such matters;

5.

Assumed that estimates, evaluations and unit economics information furnished to Ocean Tomo, if any, were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same, and Ocean Tomo expresses no opinion with respect to such information or the underlying assumptions;

6.	Assumed that information supplied and representations made by AltC and Oklo management and counsel are substantially accurate regarding Oklo and the Transaction;
7.	Assumed that the final versions of all documents reviewed by Ocean Tomo in draft form will conform in all material respects to the drafts reviewed;
8.

Assumed that there has been no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of Oklo since the date of the most recent financial statements and other information made available to Ocean

Attorney-Client Privileged; Attorney Work Product; Prepared at the Request of Counsel.

Tomo, and that there is no information or facts that would make the information reviewed by Ocean Tomo incomplete or misleading; and

9.	We have not made any independent valuation or appraisal of the assets or liabilities of Oklo.

To the extent that any of the foregoing assumptions or any of the facts on which this Opinion is based prove to be untrue in any material respect, this Opinion cannot and should not be relied upon. Furthermore, in Ocean Tomo’s analysis and in connection with the preparation of this Opinion, Ocean Tomo has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Transaction.

Ocean Tomo prepared this Opinion effective as of the date hereof. This Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof, and Ocean Tomo disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion which may come or be brought to the attention of Ocean Tomo after the date hereof.

Ocean Tomo has not been requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Transaction, or (ii) advise the Directors or any other party with respect to alternatives to the Transaction.

This Opinion is furnished solely for the use and benefit of the Directors in connection with assessing the fairness of the Aggregate Consideration from a financial perspective. This Opinion is not intended to be used by the Directors for any other purpose, including, without limitation, compliance under any state statutes governing transfers or distributions. This Opinion is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without Ocean Tomo’s express consent. This Opinion is not and should not be construed as a credit rating or a solvency opinion, an analysis of Oklo’s credit worthiness, as tax advice, or as accounting advice. Ocean Tomo has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

This Opinion (i) does not address the merits of the underlying business decision to enter into the Transaction versus any alternative strategy or transaction; (ii) does not address any other transaction; and (iii) is not a recommendation as to how the Directors should vote or act with respect to any matters relating to the Transaction, or whether to proceed with the Transaction or any related transaction. The decision as to whether to proceed with the Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this Opinion is based. This letter should not be construed as creating any fiduciary duty on the part of Ocean Tomo to any party.

This Opinion is solely that of Ocean Tomo, and Ocean Tomo’s liability in connection with this letter shall be limited in accordance with the terms set forth in the engagement letter between Ocean Tomo and AltC dated March 17, 2023 (the “Engagement Letter”). This letter is confidential, and its use and disclosure is strictly limited in accordance with the terms set forth in the Engagement Letter, provided that this Opinion may be filed as an exhibit in connection with a Registration Statement on Form S-4.

We may provide investment banking or other services to AltC, Oklo, their subsidiaries, and their respective affiliates in the future, for which we may receive compensation.

Ocean Tomo has acted exclusively as financial advisor to the Directors and will receive a fee from AltC for its services, including upon the delivery of this opinion. In addition, AltC has agreed to indemnify us for certain liabilities arising from our engagement.

Attorney-Client Privileged; Attorney Work Product; Prepared at the Request of Counsel.

Conclusion

Based upon and subject to the foregoing, Ocean Tomo is of the opinion that the Aggregate Consideration pursuant to the Agreement is fair to the shareholders of AltC, other than Sponsor, from a financial point of view of such shareholders.

Very truly yours,

Greg Campanella
Managing Director
Ocean Tomo, a part of J.S. Held

July 11, 2023

Attorney-Client Privileged; Attorney Work Product; Prepared at the Request of Counsel.

ANNEX I - GENERAL CORPORATION LAW OF THE STATE OF DELAWARE SECTION 262

General Corporation Law of the State of Delaware, Section 262 § 262 Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation in a merger, consolidation, conversion, transfer, domestication or continuance to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title (other than, in each case and solely with respect to a converted or domesticated corporation, a merger, consolidation, conversion, transfer, domestication or continuance authorized pursuant to and in accordance with the provisions of § 265 or § 388 of this title):

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for the conversion, transfer, domestication or continuance (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, transfer, domestication or continuance, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity or the entity resulting from a transfer, domestication or continuance if such entity is a corporation as a result of the conversion, transfer, domestication or continuance, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation, conversion, transfer, domestication or continuance will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title or a transfer, domestication or continuance effected pursuant to § 390 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger, consolidation, conversion, transfer, domestication or continuance for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation, conversion, transfer, domestication or continuance, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation, conversion, transfer, domestication or continuance shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting, transferring, domesticating or continuing corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation, conversion, transfer, domestication or continuance, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or

(2) If the merger, consolidation, conversion, transfer, domestication or continuance was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who is entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting, transferring, domesticating or continuing corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, shall, also notify such stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving, resulting or converted entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, either (i) each such constituent corporation or the converting, transferring, domesticating or continuing corporation shall send a second notice before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance notifying each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation that are entitled to appraisal rights of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting, transferring, domesticating or continuing corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(3) Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.

(e) Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance. Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person who has complied with the requirements of subsections (a) and (d) of this section, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section, whichever is later.

(f) Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.

(g) At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation, conversion, transfer, domestication or continuance the shares of the class or series of stock of the constituent, converting, transferring, domesticating or continuing corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation, conversion, transfer, domestication or continuance for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation, conversion, transfer, domestication or continuance, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation, conversion, transfer, domestication or continuance through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.

(k) Subject to the remainder of this subsection, from and after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation, conversion, transfer, domestication or continuance). If a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, either within 60 days after such effective date or thereafter with the written approval of the corporation, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, an appraisal proceeding in the Court of Chancery shall not be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, as set forth in subsection (e) of this section. If a petition for an appraisal is not filed within the time provided in subsection (e) of this section, the right to appraisal with respect to all shares shall cease.

(l) The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.

PART II INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.  Indemnification of Officers and Directors

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent of the registrant. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaws, agreement, vote of stockholders or disinterested directors or otherwise. AltC’s Certificate of Incorporation and Bylaws provide for indemnification by AltC of its directors and officers to the fullest extent permitted by the DGCL.

Section 145 of the Delaware General Corporation Law concerning indemnification of officers, directors, employees and agents is set forth below.

Section 145. Indemnification of officers, directors, employees and agents; insurance.

(a)A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.
(b)A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
(c)(1) To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith. For indemnification with respect to any act or omission occurring after December 31, 2020, references to “officer” for purposes of paragraphs (c)(1) and (2) of this section shall mean only a person who at the time of such act or omission is deemed to have consented to service by the delivery of process to the registered agent of the corporation pursuant to § 3114(b) of Title 10 (for purposes of this sentence only, treating residents of this State as if they were nonresidents to apply § 3114(b) of Title 10 to this sentence)

(2)   The corporation may indemnify any other person who is not a present or former director or officer of the corporation against expenses (including attorneys’ fees) actually and reasonably incurred by such person to the II-1 extent he or she has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein.

(d)Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer of the corporation at the time of such determination: (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum; or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum; or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion; or (4) by the stockholders.
(e)Expenses (including attorneys’ fees) incurred by an officer or director of the corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents of the corporation or by persons serving at the request of the corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.
(f)The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office. A right to indemnification or to advancement of expenses arising under a provision of the certificate of incorporation or a bylaw shall not be eliminated or impaired by an amendment to or repeal or elimination of the certificate of incorporation or the bylaws after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.
(g)A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section. For purposes of this subsection, insurance shall include any insurance provided directly or indirectly (including pursuant to any fronting or reinsurance arrangement) by or through a captive insurance company organized and licensed in compliance with the laws of any jurisdiction, including any captive insurance company licensed under Chapter 69 of Title 18, provided that the terms of any such captive insurance shall:

(1)    Exclude from coverage thereunder, and provide that the insurer shall not make any payment for, loss in connection with any claim made against any person arising out of, based upon or attributable to any (i) personal profit or other financial advantage to which such person was not legally entitled or (ii) deliberate criminal or deliberate fraudulent act of such person, or a knowing violation of law by such person, if (in the case of the foregoing paragraph (g)(1)(i) or (ii) of this section) established by a final, nonappealable adjudication in the underlying proceeding in respect of such claim (which shall not include an action or proceeding initiated by the insurer or the insured to determine coverage under the policy), unless and only to the extent such person is entitled to be indemnified therefor under this section;

(2)    Require that any determination to make a payment under such insurance in respect of a claim against a current director or officer (as defined in paragraph (c)(1) of this section) of the corporation shall be made by an independent claims administrator or in accordance with the provisions of paragraphs (d)(1) through (4) of this section; and

(3)    Require that, prior to any payment under such insurance in connection with any dismissal or compromise of any action, suit or proceeding brought by or in the right of a corporation as to which notice is required to be given to stockholders, such corporation shall include in such notice that a payment is proposed to be made under such insurance in connection with such dismissal or compromise.

For purposes of paragraph (g)(1) of this section, the conduct of an insured person shall not be imputed to any other insured person. A corporation that establishes or maintains a captive insurance company that provides insurance pursuant to this section shall not, solely by virtue thereof, be subject to the provisions of Title 18.

(h)For purposes of this section, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.
(i)For purposes of this section, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this section.
(j)The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.
(k)The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation’s obligation to advance expenses (including attorneys’ fees).

In connection with this registration statement, we have undertaken that insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue. See Item 22 “Undertakings.”

In accordance with Section 102(b)(7) of the DGCL, AltC’s current certificate of incorporation provides that no director shall be personally liable to us or any of our stockholders for monetary damages resulting from breaches of their fiduciary duty as directors, except to the extent such limitation on or exemption from liability is not permitted under the DGCL. The effect of this provision of AltC’s current certificate of incorporation is to eliminate our rights and those of our stockholders (through stockholders’ derivative suits on our behalf) to recover monetary damages against a director for breach of the fiduciary duty of care as a director, including breaches resulting from negligent or grossly negligent behavior, except, as restricted by Section 102(b)(7) of the DGCL. However, this provision does not limit or eliminate our rights or the rights of any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s duty of care.

AltC’s current certificate of incorporation also provides that we will, to the fullest extent authorized or permitted by applicable law, indemnify our current and former officers and directors, as well as those persons who, while directors or officers of our corporation, are or were serving as directors, officers, employees or agents of another entity, trust or other enterprise, including service with respect to an employee benefit plan, in connection with any threatened, pending or completed proceeding, whether civil, criminal, administrative or investigative, against all expense, liability and loss (including, without limitation, attorney’s fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred or suffered by any such person in connection with any such proceeding. Notwithstanding the foregoing, a person eligible for indemnification pursuant to

AltC’s current certificate of incorporation will be indemnified by us in connection with a proceeding initiated by such person only if such proceeding was authorized by our board of directors, except for proceedings to enforce rights to indemnification.

The right to indemnification conferred by AltC’s current certificate of incorporation is a contract right that includes the right to be paid by us the expenses incurred in defending or otherwise participating in any proceeding referenced above in advance of its final disposition, provided, however, that if the DGCL requires, an advancement of expenses incurred by our officer or director (solely in the capacity as an officer or director of our corporation) will be made only upon delivery to us of an undertaking, by or on behalf of such officer or director, to repay all amounts so advanced if it is ultimately determined that such person is not entitled to be indemnified for such expenses under AltC’s current certificate of incorporation or otherwise.

The rights to indemnification and advancement of expenses are not exclusive of any other rights which any person covered by AltC’s current certificate of incorporation may have or hereafter acquire under law, AltC’s current certificate of incorporation, AltC’s current bylaws, an agreement, vote of stockholders or disinterested directors, or otherwise.

If the DGCL is amended to authorize corporate action further eliminating or limiting the liability of directors, then, in accordance with AltC’s current certificate of incorporation, the liability of our directors to us or our stockholders will be eliminated or limited to the fullest extent authorized by the DGCL, as so amended. Any repeal or amendment of provisions of AltC’s current certificate of incorporation affecting indemnification rights, whether by our stockholders or by changes in law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by applicable law) be prospective only, except to the extent such amendment or change in law permits us to provide broader indemnification rights on a retroactive basis, and will not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision with respect to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision. AltC’s current certificate of incorporation also permits us, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other that those specifically covered by AltC’s current certificate of incorporation.

Our bylaws include the provisions relating to advancement of expenses and indemnification rights consistent with those which are set forth in AltC’s current certificate of incorporation. In addition, our bylaws provide for a right of indemnity to bring a suit in the event a claim for indemnification or advancement of expenses is not paid in full by us within a specified period of time. Our bylaws also permit us to purchase and maintain insurance, at our expense, to protect us and/or any director, officer, employee or agent of our corporation or another entity, trust or other enterprise against any expense, liability or loss, whether or not we would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Any repeal or amendment of provisions of our bylaws affecting indemnification rights, whether by our board of directors, stockholders or by changes in applicable law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by applicable law) be prospective only, except to the extent such amendment or change in law permits us to provide broader indemnification rights on a retroactive basis, and will not in any way diminish or adversely affect any right or protection existing thereunder with respect to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

We have entered into indemnification agreements with each of our officers and directors to provide contractual indemnification in addition to the indemnification provided in its certificate of incorporation. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

We also maintain standard policies of insurance under which coverage is provided (1) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act, while acting in their capacity as directors and officers of our corporation, and (2) to us with respect to payments which may be made by us to such officers and directors pursuant to any indemnification provision contained in our certificate of incorporation and bylaws or otherwise as a matter of law.

Item 21.  Exhibits and Financial Statement Schedules

(a)	Exhibits.

See the accompanying Exhibit Index for the list of Exhibits beginning on page II-8 of this registration statement, which list of Exhibits is incorporated herein by reference.

Item 22.  Undertakings

(a)	The undersigned registrant hereby undertakes:
(1)To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)To include any prospectus required by Section 10(a)(3) of the Securities Act;
(ii)To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof), which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
(iii)To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
(2)That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)That, for the purpose of determining liability under the Securities Act to any purchasers, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(5)That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i)any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(ii)any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii)the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
(iv)any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(c)(1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of this form.

(2)   The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d)Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
(e)The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
(f)The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Exhibit Index

Exhibit No.	Description

2.1

Agreement and Plan of Merger and Reorganization, dated as of July 11, 2023, by and among AltC Acquisition Corp., AltC Merger Sub, Inc. and Oklo Inc. (included as Annex A to the proxy statement/prospectus/consent solicitation statement).†

3.1	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 filed with the Current Report on Form 8-K filed by the registrant with the SEC on July 12, 2021).†
3.2

Certificate of Amendment to AltC’s Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 filed with the Current Report on Form 8-K filed by the registrant with the SEC on July 11, 2023).

3.3	Bylaws (incorporated by reference to Exhibit 3.4 filed with the Registration Statement on Form S-1 filed by the registrant with the SEC on March 15, 2021).†
3.4	Form of Second Amended and Restated Certificate of Incorporation (included as Annex B to the proxy statement/prospectus/consent solicitation statement).†
3.5	Form of Amended and Restated Bylaws (included as Annex C to the proxy statement/prospectus/consent solicitation statement).†
4.1	Specimen Class A Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-1 filed by the registrant with the SEC on May 7, 2021).†
4.2	Form of Oklo Inc. Simple Agreement for Future Equity.†
5.1	Legal opinion of Weil, Gotshal & Manges LLP.**
10.1

Form of Amended and Restated Registration Rights Agreement by and among AltC Acquisition Corp., certain stockholders of AltC Acquisition Corp. and certain stockholders of Oklo Inc. (included as Annex D to the proxy statement/prospectus/consent solicitation statement).†

10.2

Registration Rights Agreement, dated July 7, 2021, among AltC and certain other security holders named therein (incorporated by reference to Exhibit 10.3 to the Current Report on form 8-K filed by the registrant on July 12, 2021).†

10.3

Amended and Restated Letter Agreement, dated as of July 11, 2023, by and among AltC Acquisition Corp., AltC Sponsor LLC and certain other parties thereto (included as Annex E to the proxy statement/prospectus/consent solicitation statement).†

10.4

Private Placement Share Purchase Agreement, dated as of July 7, 2021, between AltC Acquisition Corp. and AltC Sponsor LLC (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the registrant with the SEC on July 12, 2021).†

10.5

Investment Management Trust Agreement, dated as of July 7, 2021, between AltC Acquisition Corp. and Continental Stock Transfer & Trust Company, as trustee (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the registrant with the SEC on July 12, 2021).†

10.6	Amendment to the Investment Management Trust Agreement, dated as of July 5, 2023, by and between AltC Acquisition Corp. and Continental Stock Transfer & Trust Company, as trustee.*
10.7

Administrative Services Agreement, dated as of July 7, 2021, between AltC Acquisition Corp. and an affiliate of AltC Sponsor LLC (incorporated by reference to Exhibit 10.6 to the Annual Report on Form 10-K filed by the registrant with the SEC on March 31, 2022).†

10.8

Form of Indemnity Agreements among AltC and each of its officers and directors (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the registrant with the SEC on July 12, 2021).†

10.9	Oklo Inc. 2016 Stock Incentive Plan and forms of equity agreements thereunder.†
10.10	The Post-Closing Company 2023 Equity Incentive Plan and forms of equity agreements thereunder (included as Annex F to the proxy statement/prospectus/consent solicitation statement).†
10.11	The Post-Closing Company 2023 Employee Stock Purchase Plan (included as Annex G to the proxy statement/prospectus/consent solicitation statement).†
10.12	Form of Voting and Support Agreements, by and among AltC, Oklo and certain Oklo stockholders.†
10.13	Oklo Inc. Investors’ Rights Agreement, dated as of November 8, 2018, by and among Oklo Inc. and the parties thereto.†
10.14	Offer Letter to be entered into by and between Oklo Inc. and Jacob DeWitte.**

Exhibit No.	Description

10.15	Offer Letter to be entered into by and between Oklo Inc. and Caroline Cochran.**
10.16	Offer Letter, dated as of August 1, 2023, by and between Oklo Inc. and R. Craig Bealmear.†
10.17	Form of Oklo Inc. Indemnification Agreement.†
10.18	Sublease dated September 10, 2021, between Paxio, Inc. and Oklo Inc.†

23.1	Consent of Weil, Gotshal & Manges LLP (to be included in Exhibit 5.1).**
23.2	Consent of Marcum LLP, independent registered public accounting firm to AltC Acquisition Corp.*
23.3	Consent of Marcum LLP, independent registered public accounting firm to Oklo Inc.*

24.1	Power of Attorney (included as part of the signature page to the initial filing of this registration statement).†
99.1	Consent of Jacob DeWitte to be named as a director nominee.†
99.2	Consent of Caroline Cochran to be named as a director nominee.†
99.3	Consent of Ocean Tomo, a part of J.S. Held.†
99.4	Form of proxy card of AltC Acquisition Corp.*
101.INS	XBRL Instance Document*
101.SCH	XBRL Taxonomy Extension Schema Document*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	XBRL Taxonomy Extension Label Linkbase Document*
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)*
107	Filing Fee Table.†
*	Filed herewith
**	To be filed by amendment.
†	Previously filed

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 1 to the registration statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, State of New York, on November 13, 2023.

ALTC ACQUISITION CORP.

By:	/s/ Jay Taragin
Name: Jay Taragin
Title: Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the registration statement on Form S-4 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

*	Chief Executive Officer and Director (Principal Executive Officer)	November 13, 2023
Sam Altman

/s/ Jay Taragin	Chief Financial Officer (Principal Financial and Accounting Officer)	November 13, 2023
Jay Taragin

*	Chairman of the Board of Directors and Director	November 13, 2023
Michael Klein

*	Director	November 13, 2023
Frances Frei

*	Director	November 13, 2023
Allison Green

*	Director	November 13, 2023
Peter Lattman

*	Director	November 13, 2023
John L. Thornton

By:	/s/ Jay Taragin
Jay Taragin
Attorney-in-Fact